10/8

04045663

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Akbank TAS

*CURRENT ADDRESS Sabanci Center 4, Levent
34330 Istanbul
TURKEY

**FORMER NAME

PROCESSED
OCT 20 2004
THOMSON
FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34825 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☐

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☑

DEF 14A (PROXY) ☐

OICF/BY: EBS

DAT : 10/21/04

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

RECEIVED
2004 OCT -8 P 3:27
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Rule 12g3-2(b) Exemption Application

EXHIBITS

VOLUME I

AKBANK T.A.S.

Istanbul, 07 May 2003

AKBANK T.A.S.
Press Release

2003 FIRST QUARTER RESULTS

Akbank's market share in mutual funds and consumer loans reached 14% and 13%, respectively. The share of small business loans in total increased to 10% from 7% last quarter, with the help of products like the recently introduced Akbank "MyCompany". Akbank has set itself a target of raising the share of SME loans from its present level to over 20% by 2005.

(USD 1=TRL 1,660,000)

- **Securities**

In order to limit the mark-to-market losses resulting from rising interest rates, Akbank chose to reduce its exposure to fixed rate TL securities. Thus, the composition of the securities portfolio shifted towards FX, constituting 62% of the total securities portfolio versus 58% last quarter. Consequently, the 10% drop in our TL securities is mainly owed to the successful marketing efforts of Akbank branches. Approximately USD 1bn worth of government bonds had been sold to clients in the first quarter.

(TL trillion)	Fix	Floating	Total
Trading securities	4,406	1,100	5,506
Originated securities	4,464	3,119	7,583
Available for sale-securities	308	0	308
Total	9,178	4,219	13,397
	69%	**31%**	**100%**

- **Loans**

The WPI recorded a 12.4% increase in the first quarter of 2003, whereas the USD/TL rate only appreciated by 4.5%. Thus, the growth in Akbank's loan book, which is accounted and restated in TL terms, was undermined by the strong appreciation of the TL against the dollar, since 76% of it is FX denominated. In fact, a detailed analysis of loans reveals that TL loans surged 20% in real terms due to the strong growth in commercial, consumer and credit card loans.

	1Q03	2002	Change (%)
TL Loans (TL trillion)	1,569	1,310	20
FX Loans (USD million)*	2,980	3,127	-5

*FX loans are stated with the exchange rates effective at respective dates

Akbank's increased marketing efforts towards SMEs have started to bare fruit as illustrated in the chart below. The share of small business loans in total reached 10% from 7% last quarter, with the help of products like the recently introduced Akbank "MyCompany". Akbank has set itself a target of raising the share of SME loans from its present level to over 20% by 2005.


Loans
9%
4%
47%
30%
10%
Corporate
Small Business
Project Finance
Consumer
Financial Inst.

NPL ratio of the Bank dropped further to 1.7%, while Akbank continued to provide full provision for its NPLs.

- **Market shares in key products**

	1Q03	2002
Mutual Funds	14%	12%
Consumer Loans	13%	11%
Credit Cards Issuing (# of cards)	11%*	12%
Credit Cards Issuing (volume)	10%	9%
Credit Cards Acquiring (# of POS)	23%	22%

*A one-time adjustment was made to the overlapping cards during the switch from MasterCard to Axess

Strong performance in mutual funds continued as our market share improved further to 14% from 12% last quarter. Sales volume reached USD 910mn as at March 31, indicating an impressive 30% increase and ranking Akbank second among all fund managers in Turkey.

The share of car loans expanded to 63% of Akbank's total consumer loan business. Including its sponsorship for "Autoshow 2003, Istanbul", the Bank continues to increase its marketing efforts in the car loans market. The volume of car loans has grown by 22% and reached USD 145mn in 1Q03. With the objective to be the leader in terms of awareness in the related sector, Akbank now owns 20% of the market.

- **Deposits**

Turkish Banks have experienced an outflow of deposits as a result of speculations regarding a domestic debt consolidation due to the rising real rates with the initiation of the Iraq war. According to the BRSA figures, the run was limited to 12% of the total deposits in real terms. Parallel to this trend, Akbank has also realized a deposit contraction of around 10%, wherein most of the decrease was coming from TL deposits versus a stable amount of FX deposits. However, it is important to note that customers' bonds in Akbank's custody soared by 43%, indicating a switch from deposits to government bonds, rather than an outflow from the Bank.

The broad client money including deposits, managed funds, bonds in custody and repo totalled TL 24,952trn (USD 15,031mn) in 1Q03, remaining flat as at year-end 2002.

- **Income Statement**

In line with our increasing issuing and acquiring business, Akbank's fee income generation potential is significantly improving. This potential is yet to be reflected in our income statement, however. Current high real rates have provided better interest returns than commissions. So, we preferred to earn interest on the blocked deposits of our POS user merchants on the acquiring side, rather than charging fees. Volume of POS related blocked deposits have increased by 85% in real terms year to date.

(TL trillion)	1Q03	1Q02*
Net Operating Income	545	491
Monetary Loss	(299)	(148)
Income before tax	246	343
Taxes	(163)	(149)
Net Income	83	194

*1Q02 figures are restated by the WPI of 1Q03

Due to the higher than expected WPI inflation recorded in the first three months of 2003, the monetary loss figure has doubled versus 1Q02. Thus, net income was significantly reduced despite an 11% higher operating income. This was also reflected in our tax provisions, which is calculated based on nominal income.

The political and economic situation began to normalize in connection with the finalization of the Iraq war in April. Parallel to the declining real interest rates operating income of the Bank increased sharply by 45% in just one month. **After the loss on net monetary position and tax provisions, TL 234trn (USD 149mn) of profit was recorded at the end of April 2003. Hence, the shareholders' equity improved 5% and reached TL 3,712trn (USD 2,369mn) in pro-forma statements.**

Appendices:
IAS Financial Statements

Further information can be obtained from:

Mr. Hayri Çulhacı	EVP	90 212	325 10 56
Mr. Cenk Goksan	IR Manager	90 212	280 13 35
Mr. Şehsuvar Aladağ	IR Officer	90 212	279 07 61

investor.relations@akbank.com.tr

This press release is available on the Internet where you would also find our latest investor presentation
http://www.akbank.com.tr

AKBANK T.A.Ş.

CONSOLIDATED BALANCE SHEETS
AS AT 31 MARCH 2003 and 31 DECEMBER 2002
(TL Billions)

(As adjusted for the effects of inflation in TL units current at 31 March 2003 pursuant to IAS 29)

	31 March 2003	31 December 2002
ASSETS		
Cash and due from banks	3,375,096	4,509,056
Trading securities	5,505,276	5,873,275
Derivative financial instruments	71,040	90,146
Reserve requirements with the Central Bank of Turkey	1,367,105	1,484,905
Originated loans:		
- Loans and advances to customers	6,515,570	7,127,550
- Securities	7,583,552	7,612,797
Investment securities:		
- Available for sale	425,977	311,374
- Held-to-maturity	-	-
Investment in associated companies	186,696	209,461
Property and equipment	595,620	607,425
Other assets and pre-payments	113,476	84,436
Total Assets	**25,739,408**	**27,910,425**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Customer deposits	17,845,524	19,944,327
Interbank money market deposits	101,380	-
Derivative financial instruments	-	289
Funds borrowed	3,182,957	3,197,656
Debt securities in issue	375,562	444,558
Income taxes payable	277,907	263,755
Deferred tax liabilities	75,806	56,880
Other liabilities and accrued expenses	393,191	463,902
Reserve for employment termination benefits	19,918	21,620
Total Liabilities	**22,272,245**	**24,392,987**
Minority interest	152	154
Shareholders' equity		
-Share capital	816,000	816,000
-Adjustment to share capital	2,151,237	2,151,237
Total paid-in share capital	2,967,237	2,967,237
Share premium	7,883	7,883
Translation reserve	(21,394)	(3,379)
Other reserves	(32,084)	(18,636)
Accumulated deficit	545,369	564,179
Total shareholders' equity	**3,467,011**	**3,517,284**
Total liabilities and shareholders' equity	**25,739,408**	**27,910,425**

AKBANK T.A.Ş.

CONSOLIDATED STATEMENTS OF INCOME
FOR THE 3-MONTHS PERIOD ENDED 31 MARCH 2003 AND 31 MARCH 2002 (Year-to-date)
(TL Billions)
(As adjusted for the effects of inflation in TL units current at 31 March 2003 pursuant to IAS 29)

	31 March 2003	31 March 2002
Interest income:		
Interest on originated loans:		
- Loans and advances to customers	204,786	210,283
- Securities	243,360	373,695
Interest on investment and trading securities	414,056	305,751
Interest on deposits with banks	222,900	287,194
Other interest income	178	11,988
Total interest income	**1,085,280**	**1,188,911**
Interest expenses:		
Interest on deposits	509,901	526,817
Interest on funds borrowed and debt securities in issue	24,817	31,421
Interest on Interbank money market deposits	25,433	16,074
Other interest expenses	874	499
Total interest expenses	**561,025**	**574,811**
Net interest income	**524,255**	**614,100**
Foreign exchange gains and (losses), including net gains or losses from dealing in foreign currency, net	103,068	14,102
Net interest income after foreign exchange gains and losses	**627,323**	**628,202**
Provision for loan losses	(819)	(1,374)
Net interest income after foreign exchange gains and losses and provision for loan losses	**626,504**	**626,828**
Fees and commission income	91,612	93,176
Fees and commission expense	57,368	57,577
Net fee and commission income	**34,244**	**35,599**
Net trading gains on securities	60,559	29,310
Dividend income	733	3,564
Other operating income	11,337	13,812
Operating income	**733,377**	**709,113**
Operating expenses	**188,729**	**218,377**
Income from associates	536	0
Net operating income	**545,184**	**490,736**
Loss on net monetary position	**299,279**	**147,494**
Income before income taxes	**245,905**	**343,242**
Income taxes	162,604	149,495
Minority interest	2	0
Net income	**83,303**	**193,747**

AKBANK T.A.Ş.

PUBLICLY AVAILABLE UNCONSOLIDATED FINANCIAL STATEMENTS AT 31 MARCH 2003, PREPARED IN ACCORDANCE WITH BRSA

AKBANK T.A.Ş.
BALANCE SHEETS - ADJUSTED FOR THE EFFECTS OF INFLATION IN TURKISH LIRA

(Amounts are expressed in billions of TL, in terms of purchasing power of TL at 31 March 2003)

	ASSETS	(31/03/2003)			(31/12/2002)		
		TL	Foreign Currency	Total	TL	Foreign Currency	Total
I.	**Cash**	89,942	150,437	240,379	107,291	162,746	270,037
1.1	Cash	88,956	-	88,956	106,610	-	106,610
1.2	Foreign Currency	-	150,112	150,112	-	162,402	162,402
1.3	Central Bank of Turkey	986	325	1,311	681	344	1,025
II.	**Trading Securities (Net)**	1,573,187	3,445,639	5,018,826	2,435,613	2,886,491	5,322,104
2.1	Government Debt Securities	1,573,177	3,427,186	5,000,363	2,435,601	2,865,814	5,301,415
2.1.1	Government Bonds	1,550,623	3,422,636	4,973,259	1,384,824	2,861,105	4,245,929
2.1.2	Treasury Bills	22,554	4,550	27,104	1,050,777	4,709	1,055,486
2.1.3	Other	-	-	-	-	-	-
2.2	Share Certificates	10	-	10	12	-	12
2.3	Other Marketable Securities	-	18,453	18,453	-	20,677	20,677
III.	**Banks and Other Financial Institutions**	2,021	718,060	720,081	2,264	1,466,523	1,468,787
3.1	Banks	2,021	718,060	720,081	2,264	1,466,523	1,468,787
3.1.1	Domestic Banks	2,021	23,240	25,261	2,264	-	2,264
3.1.2	Foreign Banks	-	694,820	694,820	-	1,466,523	1,466,523
3.2	Other Financial Institutions	-	-	-	-	-	-
IV.	**Money Market**	1,038,000	563,371	1,601,371	1,646,576	480,156	2,126,732
4.1	Interbank Money Market	1,038,000	563,371	1,601,371	1,646,576	480,156	2,126,732
4.2	Receivables from Istanbul Stock Exchange Clearing House	-	-	-	-	-	-
4.3	Receivables from reverse repurchase agreements	-	-	-	-	-	-
V.	**Available-for-sale Securities (net)**	3,466,724	2,517,887	5,984,611	3,309,083	2,752,530	6,061,613
5.1	Share Certificates	7,206	70	7,276	8,495	75	8,570
5.2	Other Marketable Securities	3,459,518	2,517,817	5,977,335	3,300,588	2,752,455	6,053,043
VI.	**Loans**	1,524,449	4,897,256	6,421,705	1,324,247	5,737,316	7,061,563
6.1	Short-term	1,223,397	776,962	2,000,359	1,149,487	958,025	2,107,512
6.2	Medium and Long-term	301,052	4,120,294	4,421,346	174,760	4,779,291	4,954,051
6.3	Loans under follow-up	66,651	44,235	110,886	77,585	50,374	127,959
6.4	Allowances (-)	66,651	44,235	110,886	77,585	50,374	127,959
VII.	**Factoring Receivables**	-	-	-	-	-	-
VIII.	**Held-to-maturity Securities (net)**	670,949	-	670,949	758,680	-	758,680
8.1	Government Debt Securities	670,949	-	670,949	758,680	-	758,680
8.1.1	Government Bonds	670,949	-	670,949	758,680	-	758,680
8.1.2	Treasury Bills	-	-	-	-	-	-
8.1.3	Other	-	-	-	-	-	-
8.2	Other Marketable Securities	-	-	-	-	-	-
IX.	**Investments and Associates (net)**	93,318	98,511	191,829	93,785	112,381	206,166
9.1	Financial Investments and Associates	69,341	98,511	167,852	69,807	112,381	182,188
9.2	Non-financial Investments and Associates	23,977	-	23,977	23,978	-	23,978
X.	**Subsidiaries (net)**	103,012	45,168	148,180	90,405	48,589	138,994
10.1	Financial Subsidiaries	101,770	45,168	146,938	89,163	48,589	137,752
10.2	Non-Financial Subsidiaries	1,242	-	1,242	1,242	-	1,242
XI.	**Ober Investments (net)**	-	-	-	-	-	-
XII.	**Financial Lease Receivables (net)**	-	-	-	-	-	-
12.1	Cumulative Rental Receivable	-	-	-	-	-	-
12.2	Unearned Income (-)	-	-	-	-	-	-
XIII.	**Reserve Requirements with the Central Bank of Turkey**	257,763	1,091,594	1,349,357	220,338	1,246,487	1,466,825
XIV.	**Miscellaneous Receivables**	19,521	683	20,204	52,547	535	53,082
XV.	**Accrued Interest and Income Receivable**	1,754,979	389,856	2,144,835	1,633,105	347,821	1,980,926
15.1	Loans	51,609	70,497	122,106	34,288	64,820	99,108
15.2	Marketable Securities	1,677,820	211,507	1,889,327	1,571,629	155,483	1,727,112
15.3	Other	25,550	107,852	133,402	27,188	127,518	154,706
XVI.	**Property and Equipment**	491,041	30,081	521,122	500,393	29,799	530,192
16.1	Book Value	1,018,373	32,044	1,050,417	1,011,099	31,604	1,042,703
16.2	Accumulated Depreciation (-)	527,332	1,963	529,295	510,706	1,805	512,511
XVII.	**Intangibles (Net)**	12,613	-	12,613	13,800	-	13,800
17.1	Goodwill	-	-	-	-	-	-
17.2	Other	27,036	-	27,036	27,036	-	27,036
17.3	Accumulated Amortisation (-)	14,423	-	14,423	13,236	-	13,236
XVIII.	**Other Assets**	81,371	7,919	89,290	19,016	4,758	23,774
	TOTAL ASSETS	11,178,890	13,956,462	25,135,352	12,207,143	15,276,132	27,483,275

(Yetkili İmza / Kaşe)

AKBANK T.A.Ş.
BALANCE SHEETS - ADJUSTED FOR THE EFFECTS OF INFLATION IN TURKISH

(Amounts are expressed in billions of TL, in terms of purchasing power of TL at 31 March 2003)

	LIABILITIES and SHAREHOLDERS' EQUITY	(31/03/2003)			(31/12/2002)		
		TL	Foreign Currency	Total	TL	Foreign Currency	Total
I.	**Deposits**	**4,162,713**	**12,179,524**	**16,342,237**	**4,940,003**	**13,712,751**	**18,652,754**
1.1	Interbank Deposits	4,000	862,603	866,603	11,997	515,514	527,511
1.2	Saving Deposits	2,994,100	-	2,994,100	3,402,414	-	3,402,414
1.3	Public Sector Deposits	28,046	-	28,046	7,319	-	7,319
1.4	Commercial Deposits	1,006,230	-	1,006,230	1,291,841	-	1,291,841
1.5	Other Institutions Deposits	130,337	-	130,337	226,432	-	226,432
1.6	Foreign Currency Deposits	-	11,316,921	11,316,921	-	13,197,237	13,197,237
1.7	Gold Vault	-	-	-	-	-	-
II.	**Money Market**	**620,386**	**-**	**620,386**	**527,742**	**-**	**527,742**
2.1	Interbank Money Market	-	-	-	-	-	-
2.2	Funds from Istanbul Stock Exchange Clearing House	101,380	-	101,380	-	-	-
2.3	Funds Deposited Under Repurchase Agreements	519,006	-	519,006	527,742	-	527,742
III.	**Funds Borrowed**	**11,433**	**3,520,682**	**3,532,115**	**15,554**	**3,602,757**	**3,618,311**
3.1	Funds Borrowed from the Central Bank of Turkey	-	-	-	-	-	-
3.2	Other Funds Borrowed	11,433	3,520,682	3,532,115	15,554	3,602,757	3,618,311
3.2.1	Domestic Banks and Institutions	11,433	1,748	13,181	15,554	3,729	19,283
3.2.2	Foreign Banks, Institutions, and Funds	-	3,518,934	3,518,934	-	3,599,028	3,599,028
IV.	**Marketable Securities Issued (net)**	-	-	-	-	-	-
4.1	Bills	-	-	-	-	-	-
4.2	Asset Backed Securities	-	-	-	-	-	-
4.3	Bonds	-	-	-	-	-	-
V.	**Funds**	-	-	-	-	-	-
VI.	**Miscellaneous Payables**	**29,962**	**23,934**	**53,896**	**33,653**	**27,553**	**61,206**
VII.	**Other Liabilities**	**27,558**	**41,693**	**69,251**	**23,423**	**36,818**	**60,241**
VIII.	**Taxes and Other Duties Payable**	**34,035**	**103**	**34,138**	**48,593**	**54**	**48,647**
IX.	**Factoring Payables**	-	-	-	-	-	-
X.	**Leasing Payables (net)**	**476**	**16,241**	**16,717**	**916**	**18,538**	**19,454**
10.1	Leasing Payables	476	17,836	18,312	916	21,967	22,883
10.2	Deferred Leasing Expenses (-)	-	1,595	1,595	-	3,429	3,429
XI.	**Accrued Interest and Expenses Payable**	**238,360**	**321,861**	**560,221**	**185,663**	**273,007**	**458,670**
11.1	Deposits	165,128	50,422	215,550	114,843	50,799	165,642
11.2	Borrowings	1,450	20,339	21,789	1,756	17,182	18,938
11.3	Repurchase Agreements	922	-	922	888	-	888
11.4	Other	70,860	251,100	321,960	68,176	205,026	273,202
XII.	**Provisions**	**357,431**	**2,977**	**360,408**	**375,754**	**3,910**	**379,664**
12.1	General Loan Loss Provision	28,241	-	28,241	34,317	-	34,317
12.2	Reserve for Employment Termination Benefits	8,761	-	8,761	8,957	-	8,957
12.3	Provision for Income Taxes	316,856	-	316,856	330,256	-	330,256
12.4	Insurance Technical Provisions (Net)	-	-	-	-	-	-
12.5	Other Provisions	3,573	2,977	6,550	2,224	3,910	6,134
XIII.	**Subordinated Loans**	-	**4,615**	**4,615**	-	**4,966**	**4,966**
XIV.	**Shareholders' Equity**	**3,550,436**	**(9,068)**	**3,541,368**	**3,651,620**	-	**3,651,620**
14.1	Paid-in Capital	816,000	-	816,000	816,000	-	816,000
14.2	Capital Reserves	2,003,650	(9,068)	1,994,582	2,065,216	-	2,065,216
14.2.1	Share Premium	-	-	-	-	-	-
14.2.2	Share Cancellation Profits	-	-	-	-	-	-
14.2.3	Marketable Securities Valuation Fund	(40,784)	(9,068)	(49,852)	20,782	-	20,782
14.2.4	Revaluation Fund	-	-	-	-	-	-
14.2.5	Evaluation Differences	-	-	-	-	-	-
14.2.6	Other Capital Reserves	-	-	-	-	-	-
14.2.7	Reserves Arising from the restatement of Paid-in Caiptal	2,044,434	-	2,044,434	2,044,434	-	2,044,434
14.3	Profit Reserves	668,295	-	668,295	-	-	-
14.3.1	Legal Reserves	41,085	-	41,085	-	-	-
14.3.2	Status Reserves	-	-	-	-	-	-
14.3.3	Extraordinary Reserves	627,210	-	627,210	-	-	-
14.3.4	Other Profit Reserves	-	-	-	-	-	-
14.4	Income or (Loss)	62,491	-	62,491	770,404	-	770,404
14.4.1	Prior Years' Income or (Losses)	-	-	-	-	-	-
14.4.2	Income or (Loss) for the Year	62,491	-	62,491	770,404	-	770,404
	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	9,032,790	16,102,562	25,135,352	9,802,921	17,680,354	27,483,275

AKBANK T.A.Ş.
INCOME STATEMENT - ADJUSTED FOR THE EFFECTS OF INFLATION
(Amounts are expressed in billions of TL, in terms of purchasing power of TL at 31 March 2003)

	INCOME and EXPENSES	(31/03/2003)	(31/03/2002)
I.	**Interest Income**	**1,085,516**	**978,346**
1.1	Interest on Loans	208,545	234,228
1.1.1	Interest on TL Loans	143,732	143,443
1.1.1.1	Short-term Loans	111,433	133,925
1.1.1.2	Medium and Long-term Loans	32,299	9,518
1.1.2	Interest on Foreign Currency Loans	61,223	87,229
1.1.2.1	Short-term Loans	17,607	34,376
1.1.2.2	Medium and Long-term Loans	43,616	52,853
1.1.3	Interest on Loans Under Follow-up	3,590	3,556
1.1.4	Premiums Received from Resource Utilisation Support Fund	-	-
1.2	Interest Received from Reserve Requirements with the Central Bank of Turkey	18,318	11,217
1.3	Interest Received from Banks	5,051	12,391
1.3.1	The Central Bank of Turkey	-	1
1.3.2	Domestic Banks	438	1,804
1.3.3	Foreign Banks	4,613	10,586
1.4	Interest Received from Interbank Transactions	175,729	252,212
1.5	Interest Received from Marketable Securities Portfolio	677,712	467,998
1.5.1	Trading Securities	249,706	467,998
1.5.2	Available-for-sale Securities	346,388	-
1.5.3	Held-to-maturity Securities	81,618	-
1.6	Other Interest Income	161	300
II.	**Interest Expense**	**544,314**	**514,343**
2.1	Interest on Deposits	461,085	417,516
2.1.1	Interbank Deposits	6,354	27,264
2.1.2	Savings Deposits	310,729	288,497
2.1.3	Public Sector Deposits	25	39
2.1.4	Commercial Deposits	29,933	458
2.1.5	Other Institutions Deposits	36,485	24,756
2.1.6	Forign Currency Deposits	77,559	76,502
2.1.7	Gold Vault	-	-
2.2	Interest on Interbank Transactions	57,350	65,386
2.3	Interest on Funds Borrowed	24,996	30,950
2.3.1	The Central Bank of Turkey	-	-
2.3.2	Domestic Banks	1,556	4,696
2.3.3	Foreign Banks	20,172	22,530
2.3.4	Other Financial Institutions	3,268	3,724
2.4	Interest on Bonds Issued	-	-
2.5	Other Interest Expenses	883	491
III.	**Net Interest Income (I-II)**	**541,202**	**464,003**
IV.	**Net Fees and Commissions Income**	**29,049**	**34,948**
4.1	Fees and Commissions Received	86,483	83,024
4.1.1	Cash Loans	20,401	17,833
4.1.2	Non-cash Loans	4,329	4,280
4.1.3	Other	61,753	60,911
4.2	Fees and Commissions Paid	57,434	48,076
4.2.1	Cash Loans	5,036	58
4.2.2	Non-cash Loans	69	67
4.2.3	Other	52,329	47,951
V.	**Dividend Income**	**742**	-
5.1	Trading Securities	-	-
5.2	Available-for-sale Securities	742	-
VI.	**Net Trading Income / (Loss)**	**144,492**	**341,985**
6.1	Trading Gains (net)	136,937	154,840
6.2	Foreign Exchange Gains or (Losses) (net)	7,555	187,145
VII.	**Gains or (Losses) on Securities Held-for-investment**	-	-
VIII.	**Other Operating Income**	**21,250**	**30,130**
IX.	**Operating Income (III+IV+V+VI+VII+VIII)**	**736,735**	**871,066**
X.	**Provision for Loan Losses and Other Receivables (-)**	**9,336**	**9,607**
XI.	**Other Operating Expenses (-)**	**189,188**	**386,857**
XII.	**Net Operating Income (IX-X-XI)**	**538,211**	**474,602**
XIII.	**Income from Investments and Associates**	**2,525**	**24,436**
XIV.	**Income / (Loss) on Net Monetary Position**	**(331,542)**	**(182,828)**
XV.	**Income Before Taxation (XII+XIII+XIV)**	**209,194**	**316,210**
XVI.	**Provision for Taxation on Income (-)**	**146,703**	**171,437**
XVII.	**Net Income / (Loss) Before Extraordinary Items**	**62,491**	**144,773**
XVIII.	**Extraordinary Income / (Loss) Net of Taxation**	-	-
18.1	Extraordinary Income / (Loss) Before Taxation	-	-
18.1.1	Extraordinary Income	-	-
18.1.2	Extraordinary Expenses (-)	-	-
18.2	Provision for Taxation on Extraordinary Income (-)	-	-
XIX.	**NET INCOME / (LOSS) (XVII+XVIII)**	**62,491**	**144,773**
	Earnings / (Loss) per share in TL full	**77**	**181**

31 Mart 2003
IAS-BDDK net kar mutabakatı
Milyar TL

BDDK net kar	**62,491**
YP takas değerleme farkı	19,016
YP iştirakler değerleme farkı	17,289
IAS deferred tax etkisi	(9,000)
Amortisman farkı	(1,606)
Konsolidasyon düzeltmeleri etkisi	(2,108)
Toplam	**86,082**
diğer	(2,779)
IAS konsolide net kar	**83,303**

AKBANK T.A.Ş.

31 MART 2003 TARİHİ İTİBARİYLE HAZIRLANAN
KAMUYA AÇIKLANACAK KONSOLİDE OLMAYAN
MALİ TABLOLAR, BUNLARA İLİŞKİN
AÇIKLAMA VE DİPNOTLAR İLE
SINIRLI DENETİM RAPORU

PRICEWATERHOUSECOOPERS

Başaran Nas Serbest Muhasebeci
Mali Müşavirlik A.Ş.
a member of
PricewaterhouseCoopers
BJK Plaza, Süleyman Seba Caddesi
No:48 B Blok Kat 9 Akaretler
Beşiktaş 80680 İstanbul-Turkey
www.pwcglobal.com/tr
Telephone +90 (212) 326 6060
Facsimile +90 (212) 326 6050

AKBANK T.A.Ş.

**1 OCAK - 31 MART 2003
ARA HESAP DÖNEMİNE AİT
SINIRLI DENETİM RAPORU**

Akbank T.A.Ş. Yönetim Kurulu'na,

1. Akbank T.A.Ş.'nin ("Banka") 31 Mart 2003 tarihi itibariyle hazırlanan konsolide olmayan bilançosu ile aynı tarihte sona eren döneme ait konsolide olmayan gelir tablosunu sınırlı denetime tabi tutmuş bulunuyoruz. Rapor konusu mali tablolar Banka yönetiminin sorumluluğundadır. Bağımsız denetimi yapan kuruluş olarak üzerimize düşen sorumluluk, gerçekleştirilen sınırlı denetime dayanarak bu mali tablolar üzerine rapor sunmaktır.

2. Sınırlı denetim, 4389 sayılı Bankalar Kanunu uyarınca yürürlüğe konulan hesap ve kayıt düzeni ile muhasebe ve bağımsız denetim ilkelerine ilişkin düzenlemelere uygun olarak gerçekleştirilmiştir. Bu düzenlemeler, sınırlı denetimin mali tablolarda önemli bir yanlışlığın bulunup bulunmadığına dair sınırlı bir güvence verecek şekilde planlanmasını ve yapılmasını öngörür. Sınırlı denetim, temel olarak mali tabloların analitik yöntemler uygulanarak incelenmesi, doğruluğunun sorgulanması ve denetlenenin yönetimi ile görüşmeler yapılarak bilgi toplanması ile sınırlı olduğundan, tam kapsamlı denetime kıyasla daha az güvence sağlar. Tam kapsamlı bir denetim çalışması yürütülmemesi nedeniyle bir denetim görüşü bildirilmemektedir.

3. Gerçekleştirmiş olduğumuz sınırlı denetim sonucunda, ilişikteki konsolide olmayan mali tabloların, Akbank T.A.Ş.'nin 31 Mart 2003 tarihi itibariyle mali durumunu ve aynı tarihte sona eren döneme ait faaliyet sonuçlarını Bankalar Kanunu'nun 13 üncü maddesi gereğince yürürlükte bulunan düzenlemelerde belirlenen muhasebe ilke ve standartlarına uygun olarak doğru bir biçimde yansıtmadığına dair önemli herhangi bir hususa rastlanmamıştır.

Başaran Nas Serbest Muhasebeci
Mali Müşavirlik Anonim Şirketi
a member of
PricewaterhouseCoopers

Zeynep Uras, SMMM
Sorumlu Ortak, Başdenetçi

İstanbul, 2 Mayıs 2003

AKBANK
Türk Anonim Şirketi
Genel Müdürlüğü

AKBANK T.A.Ş.

31 MART 2003 TARİHİ İTİBARİYLE HAZIRLANAN VE SINIRLI DENETİME TABİ TUTULAN KAMUYA AÇIKLANACAK KONSOLİDE OLMAYAN MALİ TABLOLAR, BUNLARA İLİŞKİN AÇIKLAMA VE DİPNOTLAR İLE İLGİLİ BANKA YÖNETİMİNİN TEYİT YAZISI

Bankacılık Düzenleme ve Denetleme Kurumu tarafından düzenlenen "Kamuya Açıklanacak Mali Tablolar ile Bunlara İlişkin Açıklama ve Dipnotlar Hakkında 17 Sayılı Tebliğ"e göre raporlama paketi aşağıda yer alan bölümlerden oluşmaktadır.

- **Birinci Bölüm** - BANKA HAKKINDA GENEL BİLGİLER
- **İkinci Bölüm** - BANKA'NIN KONSOLİDE OLMAYAN MALİ TABLOLARI
- **Üçüncü Bölüm** - MUHASEBE POLİTİKALARINA İLİŞKİN AÇIKLAMALAR
- **Dördüncü Bölüm** - BANKA'NIN MALİ BÜNYESİNE İLİŞKİN BİLGİLER
- **Beşinci Bölüm** - KONSOLİDE OLMAYAN MALİ TABLOLARA İLİŞKİN AÇIKLAMA VE DİPNOTLAR
- **Altıncı Bölüm** - DİĞER AÇIKLAMA VE DİPNOTLAR
- **Yedinci Bölüm** - SINIRLI DENETİM RAPORUNA İLİŞKİN AÇIKLAMALAR

Konsolide olmayan mali tablolar ile bunlara ilişkin açıklama ve dipnotlar Muhasebe Uygulama Yönetmeliği ve ilgili Tebliğler ile Bankamız kayıtlarına uygun olarak, aksi belirtilmediği müddetçe milyar Türk Lirası olarak, Türk Lirası'nın 31 Mart 2003 tarihindeki cari satın alma gücüne göre yeniden ifade edilerek hazırlanmış olup, sınırlı denetime tabi tutulmuş ve ilişikte sunulmuştur.

2 Mayıs 2003

Özen GÖKSEL	Zafer KURTUL	Balamir YENİ	Atıl ÖZUS
İç Denetim Sisteminden Sorumlu Yönetim Kurulu Üyesi	Genel Müdür	Genel Müdür Yardımcısı	Müdür

6113-3/2002 (121)

Sayfa No:

BİRİNCİ BÖLÜM
BANKA HAKKINDA GENEL BİLGİLER

I. BANKA'NIN HİZMET TÜRÜ VE FAALİYET ALANLARINA İLİŞKİN AÇIKLAMA :

Akbank T.A.Ş. ("Banka" veya "Akbank"), Bakanlar Kurulu'nun 3/6710 sayılı kararıyla verilen izin çerçevesinde, her türlü banka işlemleri yapmak ve T.C. Kanunlarının menetmediği her çeşit iktisadi, mali ve ticari konularda teşebbüs ve faaliyette bulunmak üzere kurulmuş ve 30 Ocak 1948 tarihinde faaliyete geçmiş özel sermayeli bir ticaret bankasıdır. 31 Mart 2003 tarihi itibariyle Banka'nın yurt çapında 618 şubesi, yurtdışında 8 şubesi ve 1 temsilciliği bulunmaktadır. 31 Mart 2003 tarihi itibariyle Banka'nın personel sayısı 9.064 (31 Aralık 2002: 9.011) kişidir. Banka normal bankacılık faaliyetlerinin yanısıra, şubeleri aracılığıyla, Aksigorta A.Ş. ve Ak Emeklilik A.Ş. (Eski ünvanı "Akhayat Sigorta A.Ş.") adına sigorta acenteliği faaliyetlerini yürütmektedir. Banka'nın hisse senetleri 1990 yılından bu yana İstanbul Menkul Kıymetler Borsası'nda ("İMKB") işlem görmektedir. Ayrıca Banka hisselerinin % 4,03'lük bölümü 1998 yılında American Depository Shares (ADS) ve adi hisse senedi olarak uluslararası piyasalara arz edilerek satılmıştır. Banka'nın 31 Mart 2003 tarihi itibariyle ADS'lerle birlikte toplam halka açıklık oranı yaklaşık % 28'dir.

II. BANKA'NIN DAHİL OLDUĞU GRUBA İLİŞKİN AÇIKLAMA :

Banka'nın sermayesinde doğrudan veya dolaylı hakimiyeti sözkonusu olan sermaye grubu Sabancı Grubu'dur.

III. DİĞER BİLGİLER

a. Banka'nın yönetim merkezinin adresi :

Sabancı Center 34330, 4. Levent / İstanbul

b. Banka'nın telefon ve fax numaraları :

Telefon : (0 212) 270 00 44
Fax : (0 212) 269 77 87

c. Banka'nın elektronik site adresi :

www.akbank.com.tr

AKBANK T.A.Ş.

I. 31 MART 2003 VE 31 ARALIK 2002 TARİHLERİ İTİBARİYLE ENFLASYONA GÖRE DÜZELTİLMİŞ BİLANÇOLAR

(Tutarlar Milyar TL olarak TL'nin 31 Mart 2003 tarihindeki satın alma gücüyle ifade edilmiştir.)

	AKTİF KALEMLER	Dipnot (Beşinci Bölüm)	CARİ DÖNEM (31/03/2003) TP	CARİ DÖNEM YP	CARİ DÖNEM Toplam	ÖNCEKİ DÖNEM (31/12/2002) TP	ÖNCEKİ DÖNEM YP	ÖNCEKİ DÖNEM Toplam
I.	**NAKİT DEĞERLER VE MERKEZ BANKASI**	(I-a)	89.942	150.437	240.379	107.291	162.746	270.037
1.1	Kasa		88.956	-	88.956	106.610	-	106.610
1.2	Efektif Deposu		-	150.112	150.112	-	162.402	162.402
1.3	T.C. Merkez Bankası		986	325	1.311	681	344	1.025
II.	**ALIM SATIM AMAÇLI MENKUL DEĞERLER (Net)**	(I-b)	1.573.187	3.445.639	5.018.826	2.435.613	2.886.491	5.322.104
2.1	Devlet Borçlanma Senetleri		1.573.177	3.427.186	5.000.363	2.435.601	2.865.814	5.301.415
2.1.1	Devlet Tahvili		1.550.623	3.422.636	4.973.259	1.384.824	2.861.105	4.245.929
2.1.2	Hazine Bonosu		22.554	4.550	27.104	1.050.777	4.709	1.055.486
2.1.3	Diğer		-	-	-	-	-	-
2.2	Hisse Senetleri		10	-	10	12	-	12
2.3	Diğer Menkul Değerler		-	18.453	18.453	-	20.677	20.677
III.	**BANKALAR VE DİĞER MALİ KURULUŞLAR**		2.021	718.060	720.081	2.264	1.466.523	1.468.787
3.1	Bankalar		2.021	718.060	720.081	2.264	1.466.523	1.468.787
3.1.1	Yurtiçi Bankalar		2.021	23.240	25.261	2.264	-	2.264
3.1.2	Yurtdışı Bankalar		-	694.820	694.820	-	1.466.523	1.466.523
3.2	Diğer Mali Kuruluşlar		-	-	-	-	-	-
IV.	**PARA PİYASALARI**		1.038.000	563.371	1.601.371	1.646.576	480.156	2.126.732
4.1	Bankalararası Para Piyasasından Alacaklar		1.038.000	563.371	1.601.371	1.646.576	480.156	2.126.732
4.2	İMKB Takasbank Piyasasından Alacaklar		-	-	-	-	-	-
4.3	Ters Repo İşlemlerinden Alacaklar		-	-	-	-	-	-
V.	**SATILMAYA HAZIR MENKUL DEĞERLER (Net)**	(I-c)	3.466.724	2.517.887	5.984.611	3.309.083	2.752.530	6.061.613
5.1	Hisse Senetleri		7.206	70	7.276	8.495	75	8.570
5.2	Diğer Menkul Değerler		3.459.518	2.517.817	5.977.335	3.300.588	2.752.455	6.053.043
VI.	**KREDİLER**	(I-d)	1.524.449	4.897.256	6.421.705	1.324.247	5.737.316	7.061.563
6.1	Kısa Vadeli		1.223.397	776.962	2.000.359	1.149.487	958.025	2.107.512
6.2	Orta ve Uzun Vadeli		301.052	4.120.294	4.421.346	174.760	4.779.291	4.954.051
6.3	Takipteki Krediler		66.651	44.235	110.886	77.585	50.374	127.959
6.4	Özel Karşılıklar (-)		66.651	44.235	110.886	77.585	50.374	127.959
VII.	**FAKTORİNG ALACAKLARI**		-	-	-	-	-	-
VIII.	**VADEYE KADAR ELDE TUTULACAK MENKUL DEĞERLER (Net)**	(I-e)	670.949	-	670.949	758.680	-	758.680
8.1	Devlet Borçlanma Senetleri		670.949	-	670.949	758.680	-	758.680
8.1.1	Devlet Tahvili		670.949	-	670.949	758.680	-	758.680
8.1.2	Hazine Bonosu		-	-	-	-	-	-
8.1.3	Diğer		-	-	-	-	-	-
8.2	Diğer Menkul Değerler		-	-	-	-	-	-
IX.	**İŞTİRAKLER (Net)**	(I-f)	93.318	98.511	191.829	93.785	112.381	206.166
9.1	Mali İştirakler		69.341	98.511	167.852	69.807	112.381	182.188
9.2	Mali Olmayan İştirakler		23.977	-	23.977	23.978	-	23.978
X.	**BAĞLI ORTAKLIKLAR (Net)**	(I-g)	103.012	45.168	148.180	90.405	48.589	138.994
10.1	Mali Ortaklıklar		101.770	45.168	146.938	89.163	48.589	137.752
10.2	Mali Olmayan Ortaklıklar		1.242	-	1.242	1.242	-	1.242
XI.	**DİĞER YATIRIMLAR (Net)**		-	-	-	-	-	-
XII.	**FİNANSAL KİRALAMA ALACAKLARI (Net)**	(I-h)	-	-	-	-	-	-
12.1	Finansal Kiralama Alacakları		-	-	-	-	-	-
12.2	Kazanılmamış Gelirler (-)		-	-	-	-	-	-
XIII.	**ZORUNLU KARŞILIKLAR**		257.763	1.091.594	1.349.357	220.338	1.246.487	1.466.825
XIV.	**MUHTELİF ALACAKLAR**		19.521	683	20.204	52.547	535	53.082
XV.	**FAİZ VE GELİR TAHAKKUK VE REESKONTLARI**	(I-i)	1.754.979	389.856	2.144.835	1.633.105	347.821	1.980.926
15.1	Kredilerin		51.609	70.497	122.106	34.288	64.820	99.108
15.2	Menkul Değerlerin		1.677.820	211.507	1.889.327	1.571.629	155.483	1.727.112
15.3	Diğer		25.550	107.852	133.402	27.188	127.518	154.706
XVI.	**MADDİ DURAN VARLIKLAR (Net)**		491.041	30.081	521.122	500.393	29.799	530.192
16.1	Defter Değeri		1.018.373	32.044	1.050.417	1.011.099	31.604	1.042.703
16.2	Birikmiş Amortismanlar (-)		527.332	1.963	529.295	510.706	1.805	512.511
XVII.	**MADDİ OLMAYAN DURAN VARLIKLAR (Net)**		12.613	-	12.613	13.800	-	13.800
17.1	Şerefiye		-	-	-	-	-	-
17.2	Diğer		27.036	-	27.036	27.036	-	27.036
17.3	Birikmiş Amortismanlar (-)		14.423	-	14.423	13.236	-	13.236
XVIII.	**DİĞER AKTİFLER**	(I-j)	81.371	7.919	89.290	19.016	4.758	23.774
	AKTİF TOPLAMI		11.178.890	13.956.462	25.135.352	12.207.143	15.276.132	27.483.275

İlişikteki açıklama ve dipnotlar bu mali tabloların tamamlayıcı bir parçasıdır.

Başaran Nas
Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi
a member of
PRICEWATERHOUSECOOPERS
Tarafından Görüldü 2U

(Yetkili İmza / Kaşe)

AKBANK T.A.Ş.

AKBANK T.A.Ş.

II. 31 MART 2003 VE 31 ARALIK 2002 TARİHLERİ İTİBARİYLE ENFLASYONA GÖRE DÜZELTİLMİŞ BİLANÇOLAR

(Tutarlar Milyar TL olarak TL'nin 31 Mart 2003 tarihindeki satın alma gücüyle ifade edilmiştir.)

	PASİF KALEMLER	Dipnot (Beşinci Bölüm)	CARİ DÖNEM (31/03/2003) TP	YP	Toplam	ÖNCEKİ DÖNEM (31/12/2002) TP	YP	Toplam
I.	**MEVDUAT**	(II-a)	**4.162.713**	**12.179.524**	**16.342.237**	**4.940.003**	**13.712.751**	**18.652.754**
1.1	Bankalararası Mevduat		4.000	862.603	866.603	11.997	515.514	527.511
1.2	Tasarruf Mevduatı		2.994.100	-	2.994.100	3.402.414	-	3.402.414
1.3	Resmi Kuruluşlar Mevduatı		28.046	-	28.046	7.319	-	7.319
1.4	Ticari Kuruluşlar Mevduatı		1.006.230	-	1.006.230	1.291.841	-	1.291.841
1.5	Diğer Kuruluşlar Mevduatı		130.337	-	130.337	226.432	-	226.432
1.6	Döviz Tevdiat Hesabı		-	11.316.921	11.316.921	-	13.197.237	13.197.237
1.7	Kıymetli Madenler Depo Hesapları		-	-	-		-	-
II.	**PARA PİYASALARI**	(II-b)	**620.386**	-	**620.386**	**527.742**	-	**527.742**
2.1	Bankalararası Para Piyasalarından Alınan Borçlar		-	-	-	-	-	-
2.2	İMKB Takasbank Piyasasından Alınan Borçlar		101.380	-	101.380	-	-	-
2.3	Repo İşlemlerinden Sağlanan Fonlar		519.006	-	519.006	527.742	-	527.742
III.	**ALINAN KREDİLER**	(II-c)	**11.433**	**3.520.682**	**3.532.115**	**15.554**	**3.602.757**	**3.618.311**
3.1	T.C. Merkez Bankası Kredileri		-	-	-	-	-	-
3.2	Alınan Diğer Krediler		11.433	3.520.682	3.532.115	15.554	3.602.757	3.618.311
3.2.1	Yurtiçi Banka ve Kuruluşlardan		11.433	1.748	13.181	15.554	3.729	19.283
3.2.2	Yurtdışı Banka, Kuruluş ve Fonlardan		-	3.518.934	3.518.934	-	3.599.028	3.599.028
IV.	**İHRAÇ EDİLEN MENKUL KIYMETLER (Net)**	(II-d)	-	-	-	-	-	-
4.1	Bonolar		-	-	-	-	-	-
4.2	Varlığa Dayalı Menkul Kıymetler		-	-	-	-	-	-
4.3	Tahviller		-	-	-	-	-	-
V.	**FONLAR**	(II-e)	-	-	-	-	-	-
VI.	**MUHTELİF BORÇLAR**	(II-f)	**29.962**	**23.934**	**53.896**	**33.653**	**27.553**	**61.206**
VII.	**DİĞER YABANCI KAYNAKLAR**	(II-g)	**27.558**	**41.693**	**69.251**	**23.423**	**36.818**	**60.241**
VIII.	**ÖDENECEK VERGİ, RESİM, HARÇ VE PRİMLER**		**34.035**	**103**	**34.138**	**48.593**	**54**	**48.647**
IX.	**FAKTORİNG BORÇLARI**		-	-	-	-	-	-
X.	**FİNANSAL KİRALAMA BORÇLARI (Net)**	(II-h)	**476**	**16.241**	**16.717**	**916**	**18.538**	**19.454**
10.1	Finansal Kiralama Borçları		476	17.836	18.312	916	21.967	22.883
10.2	Ertelenmiş Finansal Kiralama Giderleri (-)		-	1.595	1.595	-	3.429	3.429
XI.	**FAİZ VE GİDER REESKONTLARI**	(II-i)	**238.360**	**321.861**	**560.221**	**185.663**	**273.007**	**458.670**
11.1	Mevduatın		165.128	50.422	215.550	114.843	50.799	165.642
11.2	Alınan Kredilerin		1.450	20.339	21.789	1.756	17.182	18.938
11.3	Repo İşlemlerinin		922	-	922	888	-	888
11.4	Diğer		70.860	251.100	321.960	68.176	205.026	273.202
XII.	**KARŞILIKLAR**	(II-j)	**357.431**	**2.977**	**360.408**	**375.754**	**3.910**	**379.664**
12.1	Genel Karşılıklar		28.241	-	28.241	34.317	-	34.317
12.2	Kıdem Tazminatı Karşılığı		8.761	-	8.761	8.957	-	8.957
12.3	Vergi Karşılığı		316.856	-	316.856	330.256	-	330.256
12.4	Sigorta Teknik Karşılıkları (Net)		-	-	-	-	-	-
12.5	Diğer Karşılıklar		3.573	2.977	6.550	2.224	3.910	6.134
XIII.	**SERMAYE BENZERİ KREDİLER**	(II-j)	-	**4.615**	**4.615**	-	**4.966**	**4.966**
XIV.	**ÖZKAYNAKLAR**	(II-k)	**3.550.436**	**(9.068)**	**3.541.368**	**3.651.620**	-	**3.651.620**
14.1	Ödenmiş Sermaye		816.000	-	816.000	816.000	-	816.000
14.2	Sermaye Yedekleri		2.003.650	(9.068)	1.994.582	2.065.216	-	2.065.216
14.2.1	Hisse Senedi İhraç Primleri	(II-l)	-	-	-	-	-	-
14.2.2	Hisse Senedi İptal Kârları		-	-	-	-	-	-
14.2.3	Menkul Değerler Değer Artış Fonu		(40.784)	(9.068)	(49.852)	20.782	-	20.782
14.2.4	Yeniden Değerleme Fonu		-	-	-	-	-	-
14.2.5	Yeniden Değerleme Değer Artışı		-	-	-	-	-	-
14.2.6	Diğer Sermaye Yedekleri		-	-	-	-	-	-
14.2.7	Ödenmiş Sermayenin Enflasyona Göre Düzeltilmesinden Kaynaklanan Sermaye Yedekleri		2.044.434	-	2.044.434	2.044.434	-	2.044.434
14.3	Kâr Yedekleri		668.295	-	668.295	-	-	-
14.3.1	Yasal Yedekler		41.085	-	41.085	-	-	-
14.3.2	Statü Yedekleri		-	-	-	-	-	-
14.3.3	Olağanüstü Yedekler		627.210	-	627.210	-	-	-
14.3.4	Diğer Kâr Yedekleri		-	-	-	-	-	-
14.4	Kâr veya Zarar		62.491	-	62.491	770.404	-	770.404
14.4.1	Geçmiş Yıllar Kâr veya Zararları		-	-	-	-	-	-
14.4.2	Dönem Net Kâr veya Zararı		62.491	-	62.491	770.404	-	770.404
	PASİF TOPLAMI		**9.032.790**	**16.102.562**	**25.135.352**	**9.802.921**	**17.680.354**	**27.483.275**

İlişikteki açıklama ve dipnotlar bu mali tabloların tamamlayıcı bir parçasıdır.

Başaran Nas
Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi
a member of
PRICEWATERHOUSECOOPERS
Tarafından Görüldü 20

AKBANK T.A.Ş.

AKBANK T.A.Ş.

III. 31 MART 2003 VE 31 MART 2002 TARİHLERİNDE SONA EREN ÜÇER AYLIK ARA DÖNEMLERE İLİŞKİN ENFLASYONA GÖRE DÜZELTİLMİŞ GELİR TABLOLARI

(Tutarlar Milyar TL olarak TL'nin 31 Mart 2003 tarihindeki satın alma gücüyle ifade edilmiştir.)

	GELİR VE GİDER KALEMLERİ	Dipnot (Beşinci Bölüm)	CARİ DÖNEM (31/03/2003)	Sınırlı Denetimden Geçmemiş ÖNCEKİ DÖNEM (31/03/2002)
I.	**FAİZ GELİRLERİ**	(III-a)	**1.085.516**	**978.346**
1.1	Kredilerden Alınan Faizler		208.545	234.228
1.1.1	TP Kredilerden Alınan Faizler		143.732	143.443
1.1.1.1	Kısa Vadeli Kredilerden		111.433	133.925
1.1.1.2	Orta ve Uzun Vadeli Kredilerden		32.299	9.518
1.1.2	YP Kredilerden Alınan Faizler		61.223	87.229
1.1.2.1	Kısa Vadeli Kredilerden		17.607	34.376
1.1.2.2	Orta ve Uzun Vadeli Kredilerden		43.616	52.853
1.1.3	Takipteki Alacaklardan Alınan Faizler		3.590	3.556
1.1.4	Kaynak Kullanım Destekleme Fonundan Alınan Primler		-	-
1.2	Zorunlu Karşılıklardan Alınan Faizler		18.318	11.217
1.3	Bankalardan Alınan Faizler		5.051	12.391
1.3.1	T.C. Merkez Bankası'ndan		-	1
1.3.2	Yurtiçi Bankalardan		438	1.804
1.3.3	Yurtdışı Bankalardan		4.613	10.586
1.4	Para Piyasası İşlemlerinden Alınan Faizler		175.729	252.212
1.5	Menkul Değerlerden Alınan Faizler		677.712	467.998
1.5.1	Alım Satım Amaçlı Menkul Değerlerden		249.706	467.998
1.5.2	Satılmaya Hazır Menkul Değerlerden		346.388	-
1.5.3	Vadeye Kadar Elde Tutulacak Menkul Değerlerden		81.618	-
1.6	Diğer Faiz Gelirleri		161	300
II.	**FAİZ GİDERLERİ**	(III-b)	**544.314**	**514.343**
2.1	Mevduata Verilen Faizler		461.085	417.516
2.1.1	Bankalar Mevduatına		6.354	27.264
2.1.2	Tasarruf Mevduatına		310.729	288.497
2.1.3	Resmi Kuruluşlar Mevduatına		25	39
2.1.4	Ticari Kuruluşlar Mevduatına		29.933	458
2.1.5	Diğer Kuruluşlar Mevduatına		36.485	24.756
2.1.6	Döviz Tevdiat Hesaplarına		77.559	76.502
2.1.7	Kıymetli Maden Depo Hesaplarına		-	-
2.2	Para Piyasası İşlemlerine Verilen Faizler	(III-b-4)	57.350	65.386
2.3	Kullanılan Kredilere Verilen Faizler		24.996	30.950
2.3.1	T.C. Merkez Bankası'na		-	-
2.3.2	Yurtiçi Bankalara		1.556	4.696
2.3.3	Yurtdışı Bankalara		20.172	22.530
2.3.4	Diğer Kuruluşlara		3.268	3.724
2.4	Çıkarılan Menkul Kıymetlere Verilen Faizler		-	-
2.5	Diğer Faiz Giderleri		883	491
III.	**NET FAİZ GELİRİ (I - II)**		**541.202**	**464.003**
IV.	**NET ÜCRET VE KOMİSYON GELİRLERİ**		**29.049**	**34.948**
4.1	Alınan Ücret ve Komisyonlar		86.483	83.024
4.1.1	Nakdi Kredilerden		20.401	17.833
4.1.2	Gayri Nakdi Kredilerden		4.329	4.280
4.1.3	Diğer		61.753	60.911
4.2	Verilen Ücret ve Komisyonlar		57.434	48.076
4.2.1	Nakdi Kredilere Verilen		5.036	58
4.2.2	Gayri Nakdi Kredilere Verilen		69	67
4.2.3	Diğer		52.329	47.951
V.	**TEMETTÜ GELİRLERİ**		**742**	-
5.1	Alım Satım Amaçlı Menkul Değerlerden		-	-
5.2	Satılmaya Hazır Menkul Değerlerden		742	-
VI.	**NET TİCARİ KÂR / ZARAR**		**144.492**	**341.985**
6.1	Sermaye Piyasası İşlemleri Kâr/Zararı (Net)		136.937	154.840
6.2	Kambiyo Kâr/Zararı (Net)		7.555	187.145
VII.	**YATIRIM AMAÇLI MENKUL DEĞERLERDEN KÂR/ZARAR**		-	-
VIII.	**DİĞER FAALİYET GELİRLERİ**	(III-d)	**21.250**	**30.130**
IX.	**FAALİYET GELİRLERİ TOPLAMI (III+IV+V+VI+VII+VIII)**		**736.735**	**871.066**
X.	**KREDİ VE DİĞER ALACAKLAR KARŞILIĞI (-)**	(III-e)	**9.336**	**9.607**
XI.	**DİĞER FAALİYET GİDERLERİ (-)**	(III-h)	**189.188**	**386.857**
XII.	**FAALİYET KÂRI (IX-X-XI)**		**538.211**	**474.602**
XIII.	**BAĞLI ORTAKLIKLAR VE İŞTİRAKLERDEN KÂR/ZARAR**	(III-f)	**2.525**	**24.436**
XIV.	**NET PARASAL POZİSYON KARI / (ZARARI)**		**(331.542)**	**(182.828)**
XV.	**VERGİ ÖNCESİ KÂR (XII+XIII+XIV)**		**209.194**	**316.210**
XVI.	**VERGİ KARŞILIĞI (-)**		**146.703**	**171.437**
XVII.	**VERGİ SONRASI OLAĞAN FAALİYET KÂR/ZARARI (XV-XVI)**		**62.491**	**144.773**
XVIII.	**VERGİ SONRASI OLAĞANÜSTÜ KÂR/ZARAR**		-	-
18.1	Vergi Öncesi Olağanüstü Net Kâr/Zarar		-	-
18.1.1	Olağanüstü Gelirler		-	-
18.1.2	Olağanüstü Giderler (-)		-	-
18.2	Olağanüstü Kâra İlişkin Vergi Karşılığı (-)		-	-
XIX.	**NET DÖNEM KÂR ve ZARARI (XVII+XVIII)**		**62.491**	**144.773**
	Hisse Başına Kâr / Zarar (Tam TL tutarı ile gösterilmiştir)		77	181

İlişikteki açıklama ve dipnotlar bu mali tabloların tamamlayıcı bir parçasıdır.

(Yetkili İmza / Kaşe)

AKBANK T.A.Ş.

AKBANK T.A.Ş.
IV. 31 MART 2003 VE 31 ARALIK 2002 TARİHLERİ İTİBARİYLE ENFLASYONA GÖRE DÜZELTİLMİŞ BİLANÇO DIŞI YÜKÜMLÜLÜKLER TABLOLARI

(Tutarlar Milyar TL olarak TL'nin 31 Mart 2003 tarihindeki satın alma gücüyle ifade edilmiştir.)

			CARİ DÖNEM (31/03/2003)			ÖNCEKİ DÖNEM (31/12/2002)		
		Dipnot (Beşinci Bölüm)	TP	YP	TOPLAM	TP	YP	TOPLAM
A. BİLANÇO DIŞI YÜKÜMLÜLÜKLER (I+II+III)			2.369.142	7.935.177	10.304.319	2.273.411	7.098.419	9.371.830
I.	GARANTİ ve KEFALETLER	(IV-b), (IV-c)	709.428	1.218.570	1.927.998	768.903	1.235.472	2.004.375
1.1.	Teminat Mektupları		709.428	542.393	1.251.821	768.903	567.800	1.336.703
1.1.1.	Devlet İhale Kanunu Kapsamına Girenler		99.168	61.630	160.798	100.416	69.214	169.630
1.1.2.	Dış Ticaret İşlemleri Dolayısıyla Verilenler		-	267.065	267.065		287.127	287.127
1.1.3.	Diğer Teminat Mektupları		610.260	213.698	823.958	668.487	211.459	879.946
1.2.	Banka Kabul Kredileri		-	5.319	5.319	-	2.685	2.685
1.2.1.	İthalat Kabul Kredileri		-	5.319	5.319	-	2.685	2.685
1.2.2.	Diğer Banka Kabulleri		-	-	-	-	-	-
1.3.	Akreditifler		-	670.659	670.659	-	664.201	664.201
1.3.1.	Belgeli Akreditifler		-	668.883	668.883	-	662.210	662.210
1.3.2.	Diğer Akreditifler		-	1.776	1.776	-	1.991	1.991
1.4.	Garanti Verilen Prefinansmanlar		-	-	-	-	-	-
1.5.	Cirolar		-	-	-	-	-	-
1.5.1.	T.C. Merkez Bankasına Cirolar		-	-	-	-	-	-
1.5.2.	Diğer Cirolar		-	-	-	-	-	-
1.6.	Menkul Kıy. İh. Satın Alma Garantilerimizden		-	-	-	-	-	-
1.7.	Diğer Garantilerimizden		-	199	199	-	786	786
1.8.	Diğer Kefaletlerimizden		-	-	-	-	-	-
II.	TAAHHÜTLER	(IV-b)	1.642.568	1.359.315	3.001.883	1.444.014	1.563.227	3.007.241
2.1.	Cayılamaz Taahhütler		1.642.568	1.359.315	3.001.883	1.444.014	1.563.227	3.007.241
2.1.1.	Vadeli, Aktif Değer Alım Taahhütleri		-	-	-	-	-	-
2.1.2.	Vadeli, Mevduat Al.-Sat. Taahhütleri		-	-	-	-	-	-
2.1.3.	İştir. ve Bağ. Ort. Ser. İşt. Taahhütleri		4	-	4	8.589	-	8.589
2.1.4.	Kul. Gar. Kredi Tahsis Taahhütleri		-	-	-	-	-	-
2.1.5.	Men. Kıy. İhr. Aracılık Taahhütleri		-	-	-	-	-	-
2.1.6.	Zorunlu Karşılık Ödeme Taahhüdü		-	-	-	-	-	-
2.1.7.	Kredi Kartı Harcama Limit Taahhütleri		1.642.564	1.359.315	3.001.879	1.435.425	1.563.227	2.998.652
2.1.8.	Diğer Cayılamaz Taahhütler		-	-	-	-	-	-
2.2.	Cayılabilir Taahhütler		-	-	-	-	-	-
2.2.1.	Cayılabilir Kredi Tahsis Taahhütleri		-	-	-	-	-	-
2.2.2.	Diğer Cayılabilir Taahhütler		-	-	-	-	-	-
III.	TÜREV FİNANSAL ARAÇLAR		17.146	5.357.292	5.374.438	60.494	4.299.720	4.360.214
3.1.	Vadeli Döviz Alım-Satım İşlemleri		14.494	27.795	42.289	60.017	71.644	131.661
3.1.1.	Vadeli Döviz Alım İşlemleri		1.175	18.716	19.891	20.080	45.755	65.835
3.1.2.	Vadeli Döviz Satım İşlemleri		13.319	9.079	22.398	39.937	25.889	65.826
3.2.	Para ve Faiz Swap İşlemleri		-	5.273.253	5.273.253	-	4.152.351	4.152.351
3.2.1.	Swap Para Alım İşlemleri		-	2.658.474	2.658.474	-	2.111.813	2.111.813
3.2.2.	Swap Para Satım İşlemleri		-	2.614.779	2.614.779	-	2.040.538	2.040.538
3.2.3.	Swap Faiz Alım İşlemleri		-	-	-	-	-	-
3.2.4.	Swap Faiz Satım İşlemleri		-	-	-	-	-	-
3.3.	Para ve Faiz Opsiyonları		-	-	-	-	-	-
3.3.1.	Para Alım Opsiyonları		-	-	-	-	-	-
3.3.2.	Para Satım Opsiyonları		-	-	-	-	-	-
3.3.3.	Faiz Alım Opsiyonları		-	-	-	-	-	-
3.3.4.	Faiz Satım Opsiyonları		-	-	-	-	-	-
3.4.	Futures Para İşlemleri		-	-	-	-	-	-
3.4.1.	Futures Para Alım İşlemleri		-	-	-	-	-	-
3.4.2.	Futures Para Satım İşlemleri		-	-	-	-	-	-
3.5.	Futures Faiz Alım-Satım İşlemleri		-	-	-	-	-	-
3.5.1.	Futures Faiz Alım İşlemleri		-	-	-	-	-	-
3.5.2.	Futures Faiz Satım İşlemleri		-	-	-	-	-	-
3.6.	Diğer		2.652	56.244	58.896	477	75.725	76.202
B. EMANET VE REHİNLİ KIYMETLER (IV+V)			7.199.251	2.038.211	9.237.462	5.147.155	2.724.686	7.871.841
IV.	EMANET KIYMETLER		6.886.398	1.442.163	8.328.561	4.861.087	2.165.458	7.026.545
4.1.	Müşteri Fon ve Portföy Mevcutları		-	-	-	-	-	-
4.2.	Emanete Alınan Menkul Değerler		6.218.861	1.258.569	7.477.430	4.216.045	1.278.188	5.494.233
4.3.	Tahsile Alınan Çekler		542.161	16.134	558.295	533.600	14.485	548.085
4.4.	Tahsile Alınan Ticari Senetler		125.270	166.353	291.623	111.323	871.624	982.947
4.5.	Tahsile Alınan Diğer Kıymetler		106	282	388	119	316	435
4.6.	İhracına Aracı Olunan Kıymetler		-	-	-	-	-	-
4.7.	Diğer Emanet Kıymetler		-	516	516	-	535	535
4.8.	Emanet Kıymet Alanlar		-	309	309	-	310	310
V.	REHİNLİ KIYMETLER		312.853	596.048	908.901	286.068	559.228	845.296
5.1.	Menkul Kıymetler		35.867	127.138	163.005	11.363	6.771	18.134
5.2.	Teminat Senetleri		38.210	125.948	164.158	39.962	183.354	223.316
5.3.	Emtia		-	-	-	-	-	-
5.4.	Varant		-	-	-	-	-	-
5.5.	Gayrimenkul		-	-	-	-	-	-
5.6.	Diğer Rehinli Kıymetler		238.776	342.962	581.738	234.743	369.103	603.846
5.7.	Rehinli Kıymet Alanlar		-	-	-	-	-	-
	BİLANÇO DIŞI HESAPLAR TOPLAMI (A+B)		9.568.393	9.973.388	19.541.781	7.420.566	9.823.105	17.243.671

İlişikteki açıklama ve dipnotlar bu mali tabloların tamamlayıcı bir parçasıdır.

Başaran Nas
Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi
a member of
PRICEWATERHOUSECOOPERS

AKBANK T.A.Ş.

ÜÇÜNCÜ BÖLÜM
MUHASEBE POLİTİKALARINA İLİŞKİN AÇIKLAMALAR

I. SUNUM ESASLARINA İLİŞKİN AÇIKLAMA VE DİPNOTLAR :

a. Mali tabloların ve bunlara ilişkin açıklama ve dipnotların Muhasebe Uygulama Yönetmeliği ve muhasebe standartları hakkında tebliğlere uygun olarak hazırlanması :

Banka, muhasebe kayıtlarını ve kanuni mali tablolarını Türk lirası olarak, Bankalar Kanunu, Türk Ticaret Kanunu ve Türk vergi mevzuatına uygun olarak tutmakta ve tanzim etmektedir. Konsolide olmayan mali tablolar, 4389 sayılı Bankalar Kanunu'nun "Hesap ve Kayıt Düzeni" başlıklı 13. maddesinin hükümlerine dayanılarak, 1 Temmuz 2002 tarihinden geçerli olmak üzere, Bankacılık Düzenleme ve Denetleme Kurumu ("BDDK") tarafından 22 Haziran 2002 tarih ve 24793 (Mükerrer) sayılı Resmi Gazete'de yayımlanarak yürürlüğe konulan "Muhasebe Uygulama Yönetmeliği" ("MUY") ve bu Yönetmelik'e ilişkin olarak yayımlanmış muhasebe standartları tebliğleri kapsamında belirlenen esaslara uygun olarak hazırlanmıştır.

b. Mali tabloların paranın cari satın alma gücü esasına göre düzenlenmesi :

Muhasebe Uygulama Yönetmeliği'ne İlişkin 14 Sayılı Tebliğ olan "Mali Tabloların Yüksek Enflasyon Dönemlerinde Düzenlenmesine İlişkin Muhasebe Standardı" ("MUY 14") 1 Temmuz 2002 tarihi itibariyle yürürlüğe girmiştir.

MUY 14, yüksek enflasyonlu ekonomideki para birimi baz alınarak hazırlanan mali tabloların paranın bilanço tarihindeki cari satın alma gücüne göre yeniden düzenlenmesini gerektirir. Önceki dönemlere ait tutarlar da aynı şekilde düzeltilir. Bir ekonomiyi yüksek enflasyonlu olarak tanımlayabilmek için yukarıda sözü edilen Tebliğ'in belli ölçütleri vardır ve bunlardan bir tanesi de Devlet İstatistik Enstitüsü verilerine göre son üç yıllık enflasyon oranının yüzde yüze yaklaşması ya da bu oranı geçmesidir. Enflasyon düzeltmesi işlemleri, MUY 14'te yer alan esaslara göre ve MUY 14'ün eki olarak yayımlanan Toptan Eşya Fiyat Endeksleri ve Devlet İstatistik Enstitüsü'nün aynı bazda açıkladığı Toptan Eşya Fiyatları Genel Endeksi kullanılarak yapılmıştır. Beşinci Bölüm'de VII no'lu "Enflasyon Muhasebesine İlişkin Açıklama ve Dipnotlar" bölümünde enflasyon muhasebesi uygulaması ile ilgili detay bilgiler sunulmuştur.

c. Mali tabloların hazırlanmasında izlenen muhasebe ilkeleri ve uygulanan değerleme esasları:

Mali tabloların hazırlanmasına ilişkin izlenen muhasebe politikaları ve kullanılan değerleme esasları MUY kapsamında belirlenen esaslara göre belirlenmiş ve uygulanmıştır. Söz konusu muhasebe politikaları ve değerleme esasları aşağıda yer alan II ila XXII no'lu dipnotlarda açıklanmaktadır.

II. İŞTİRAKLER, BAĞLI ORTAKLIKLAR VE SATILMAYA HAZIR PORTFÖYDE YER ALAN HİSSE SENETLERİNİN MALİ TABLOLARDA GÖSTERİMİ :

Türk lirası cinsinden iştirakler, bağlı ortaklıklar ve satılmaya hazır portföyde yer alan hisse senetleri, bunlara ilişkin kayıtlı tutarlarından, bu kuruluşların oluşturmalarına izin verilen "yeniden değerleme değer artış fonu" gibi fonların sermayelerine eklenmesi nedeniyle elde edilen tutarlar ve kur farkları dahil finansman giderleri indirildikten sonra kalan bakiyeleri dikkate alınarak enflasyona göre düzeltme işlemine tabi tutulmuştur.

Yabancı para cinsinden iştirak, bağlı ortaklık ve satılmaya hazır portföyde yer alan hisse senetlerinin düzeltilmiş tutarları, bu yatırımların döviz cinsinden elde etme maliyetlerinin bilanço tarihindeki döviz kurları kullanılarak Türk lirasına çevrilmesi sûretiyle hesaplanmıştır.

Enflasyon muhasebesine göre düzeltilmiş tutarların net gerçekleşebilir değerin üzerinde olması durumunda, değer düşüklüğünün kalıcı veya geçici olması, değer düşüklüğünün oranı gibi kriterler de dikkate alınarak, ilgili iştirak, bağlı ortaklık ve satılmaya hazır portföyde yer alan hisse senetlerinin değeri net gerçekleşebilir değere veya varsa rayiç değere indirilmiştir.

III. YABANCI PARA CİNSİ ÜZERİNDEN İŞLEMLER İLE İLGİLİ UYGULANAN İLKELER :

Yabancı para cinsinden parasal aktif ve pasif kalemler bilanço tarihindeki döviz kurları ile değerlenmişlerdir. Parasal olan kalemlerin değerlemesinden kaynaklanan kur farkları gelir tablosunda "Kambiyo kar/zararı" olarak muhasebeleştirilmiştir. Elde etme maliyeti esasına göre muhasebeleştirilen parasal olmayan kalemlerden yabancı para iştirakler ise bunların döviz cinsinden elde etme maliyetlerinin bilanço tarihindeki döviz kurlarıyla TL'ye çevrilerek mali tablolarda yansıtılmıştır.

a. Yabancı para işlemlerin dönüştürülmesinde ve bunların mali tablolara yansıtılmasında kullanılan kur değerleri :

31 Mart 2003 tarihi itibariyle yabancı para işlemlerin Türk lirasına dönüştürülmesinde ve bunların mali tablolara yansıtılmasında kullanılan ABD Doları kur değeri 1.660.000 TL, Euro kur değeri 1.805.416 TL ve Yen kur değeri 13.939 TL'dir.

b. Döneme ilişkin net kara dahil edilen toplam kur farkları :

Banka'nın ilişikteki mali tablolarda döneme ilişkin net kara dahil edilen toplam kur farkı (kambiyo) karı tutarı, net 7.555 TL'dir.

c. Kur farklarından doğan değerleme fonu hesabının toplam tutarı ve dönem içinde meydana gelen değişiklikler :

Kur farklarından doğan değerleme fonu hesabının bakiyesi bulunmamaktadır.

d. Aktifleştirilmiş kur farkı tutarı :

Aktifleştirilmiş kur farkları bulunmamaktadır.

Başaran Nas
Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi
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e. Kur riski yönetim politikasının temel esasları :

Kur riski yönetim politikasının temel esasları ile ilgili bilgiler Dördüncü Bölüm'de V no'lu dipnotta verilmektedir.

f. Yurtdışında kurulu ortaklıklardaki net yatırımların, iştiraklerin, ödünçlerin ve riskten korunma amaçlı diğer araçların Türk parasına dönüştürülmesi sonucunda ortaya çıkan kur farklarının hangi hesaplarda izlendiği :

Banka'nın yurtdışında kurulu ortaklıklardaki yabancı para cinsinden net yatırımlarının döviz cinsinden tutarları bilanço tarihindeki döviz kurları ile değerlenmiştir. Değerleme sonucu oluşan kur farkları gelir tablosunda "Kambiyo kar/zararı" olarak muhasebeleştirilmiştir.

Riskten korunma amaçlı araçlar bulunmamaktadır.

g. Yurtdışında kurulu bir ortaklığın edinilmesinden doğan şerefiye ile, bu ortaklığın aktif ve pasif kalemlerinin rayiç değere uyarlanması sonucu oluşan tutarların Türk parasına dönüştürülmesinde uygulanan yöntem :

Cari dönemde yurtdışında kurulu bir ortaklık edinilmemiştir. Diğer taraftan Banka'nın yurtdışında kurulu herhangi bir ortaklığı ile ilgili şerefiye tutarı bulunmamaktadır. Yurtdışındaki ortaklıkların aktif ve pasif kalemlerinin rayiç değere uyarlanması sonucunda herhangi bir fark tutarı oluşmamıştır.

h. Yurtdışı ortaklığının elden çıkarılması halinde sonuçların hangi hesaplara yansıtıldığı :

Cari ve önceki dönemde elden çıkarılan yurtdışında kurulu bir ortaklık bulunmamaktadır.

i. Borçlanmayı temsil eden menkul değerler ile parasal nitelikli finansal aktiflerin Türk parasına dönüştürülmesinden kaynaklanan farkların gelir tablosuna dahil edilip edilmediği:

Borçlanmayı temsil eden menkul değerler bulunmamaktadır. Parasal nitelikli finansal aktiflerin Türk parasına dönüştürülmesinden kaynaklanan kur farkları gelir tablosunda "Kambiyo kar/zararı" içerisinde muhasebeleştirilmiştir.

IV. VADELİ İŞLEM VE OPSİYON SÖZLEŞMELERİ İLE TÜREV ÜRÜNLERE İLİŞKİN AÇIKLAMALAR :

Banka'nın türev işlemlerini ağırlıklı olarak yabancı para ve faiz swapları ile vadeli döviz alım-satım sözleşmeleri oluşturmaktadır. Banka'nın ana sözleşmeden ayrıştırılmak suretiyle oluşturulan türev ürünleri bulunmamaktadır.

Banka'nın türev ürünleri "Finansal araçların muhasebeleştirilmesi standardı" ("MUY 1") gereğince "Riskten korunma amaçlı" ve "Alım-satım amaçlı" olarak sınıflandırılmaktadır. Buna göre, bazı türev işlemler ekonomik olarak Banka için risklere karşı etkin bir koruma sağlamakla birlikte, muhasebesel olarak MUY 1 kapsamında bunlar "Alım-satım amaçlı" olarak muhasebeleştirilmektedir.

Türev işlemlerin ilk olarak kayda alınmasında elde etme maliyeti kullanılmakta ve bunlara ilişkin işlem maliyetleri elde etme maliyetine dahil edilmektedir. Ayrıca, türev işlemlerden doğan yükümlülük ve alacaklar sözleşme tutarları üzerinden nazım hesaplara kaydedilmektedir.

Türev işlemler kayda alınmalarını izleyen dönemlerde rayiç değer ile değerlenmekte ve rayiç değerin pozitif veya negatif olmasına göre bilançoda sırasıyla, "Faiz ve gelir tahakkuk ve reeskontları" veya "Faiz ve gider reeskontları" içerisinde gösterilmektedir. Yapılan değerleme sonucu rayiç değerde meydana gelen farklar alım satım amaçlı türev işlemlerde gelir tablosunda, "Kambiyo kar/zararı" hesabında yansıtılmaktadır.

31 Mart 2003 tarihi itibariyle Banka'nın türev ürünlerinin rayiç değerleri 68.060 (31 Aralık 2002: 88.708) TL'dir.

V. FİNANSAL ARAÇLARIN NETLEŞTİRİLMESİNE İLİŞKİN AÇIKLAMALAR :

Finansal varlıklar ve borçlar, Banka'nın netleştirmeye yönelik yasal bir hakka ve yaptırım gücüne sahip olması ve ilgili finansal aktif ve pasifi net tutarları üzerinden tahsil etme/ödeme niyetinde olması; veya, ilgili finansal varlığı ve borcu eşzamanlı olarak sonuçlandırma hakkına sahip olması durumlarında bilançoda net tutarları üzerinden gösterilir.

VI. FAİZ GELİR VE GİDERİNE İLİŞKİN AÇIKLAMALAR :

Faiz gelir ve giderleri tahakkuk esasına göre muhasebeleştirilmektedir. Banka, donuk alacaklarla ilgili faiz gelirleri ve, varsa, tahsili şüpheli görülen diğer faiz gelirleriyle ilgili reeskont uygulamasını durdurmakta ve o tarihe kadar kaydedilmiş olan reeskont tutarlarını iptal ederek tahsilat gerçekleşene kadar gelir olarak kaydetmemektedir.

VII. ÜCRET VE KOMİSYON GELİR VE GİDERLERİNE İLİŞKİN AÇIKLAMALAR :

Tahsil edildikleri dönemde gelir kaydedilen bazı bankacılık işlemleriyle ilgili ücret gelirleri haricindeki ücret ve komisyon gelirleri ve giderleri esas olarak tahakkuk esasına göre muhasebeleştirilmektedir. Diğer kredi kurum ve kuruluşlarına ödenen kredi ücret ve komisyon giderleri işlem maliyeti olarak dikkate alınmakta ve "Etkin faiz (iç verim) yöntemi"ne göre muhasebeleştirilmektedir. Sözleşmeler yoluyla sağlanan ya da üçüncü bir gerçek veya tüzel kişi için varlık alımı veya satımı gibi işlemlere ilişkin hizmetler yoluyla sağlanan gelirler tahsil edildiği tarihlerde gelir olarak kaydedilmektedir.

VIII. ALIM SATIM AMAÇLI MENKUL DEĞERLERE İLİŞKİN AÇIKLAMALAR :

Alım - satım amaçlı menkul değerler piyasada kısa dönemde oluşan fiyat ve benzeri unsurlardaki dalgalanmalardan kar sağlama amacıyla elde edilen, veya elde edilme nedeninden bağımsız olarak, kısa dönemde kar sağlamaya yönelik bir portföyün parçası olan menkul değerlerdir.

Alım satım amaçlı menkul değerler, bilançoya, ilk olarak işlem maliyetleri de dahil olmak üzere maliyet değerleri ile yansıtılmakta ve kayda alınmalarını müteakiben rayiç değerleri ile değerlemeye tabi tutulmaktadır. Rayiç değere esas teşkil eden fiyat oluşumlarının aktif piyasa koşulları içerisinde gerçekleşmemesi durumunda rayiç değerin güvenilir bir şekilde belirlenmediği kabul edilmekte ve "Etkin faiz (iç verim) yöntemi"ne göre hesaplanan "İskonto edilmiş değer" rayiç değer olarak dikkate alınmaktadır. Yapılan değerleme sonucu oluşan kazanç ve kayıplar kar/zarar hesaplarına dahil edilmektedir. Alım satım amaçlı menkul değerlerin elde tutulması esnasında kazanılan faizler öncelikle faiz gelirleri içerisinde ve elde edilen kar payları

(Yetkili İmza / Kaşe)
AKBANK T.A.Ş.

temettü gelirleri içerisinde gösterilmektedir; bu şekilde kayıtlara yansıtılan "Faiz gelirleri" ilgili kıymetlerin vadelerinden önce satılmaları sırasında Tek Düzen Hesap Planı gereğince "Sermaye Piyasası İşlemleri Karı" hesabına aktarılmaktadır.

IX. SATIŞ VE GERİ ALIŞ ANLAŞMALARI VE MENKUL DEĞERLERİN ÖDÜNÇ VERİLMESİ İŞLEMLERİNE İLİŞKİN AÇIKLAMALAR :

Tekrar geri alımlarını öngören anlaşmalar çerçevesinde satılmış olan menkul kıymetler ("Repo") Banka portföyünde tutuluş amaçlarına göre "Alım – satım amaçlı", "Satılmaya hazır" veya "Vadeye kadar elde tutulacak" portföylerde sınıflandırılmakta ve ait olduğu portföyün esaslarına göre değerlemeye tabi tutulmaktadır. Repo sözleşmesi karşılığı elde edilen fonlar pasifte "Repo işlemlerinden sağlanan fonlar" hesabında muhasebeleştirilmekte ve ilgili repo anlaşmaları ile belirlenen satım ve geri alım fiyatları arasındaki farkın döneme isabet eden kısmı için "Etkin faiz (iç verim) oranı yöntemi"ne göre gider reeskontu hesaplanmaktadır.

Geri satım taahhüdü ile alınmış menkul kıymetler ("Ters repo") işlemleri bilançoda "Ters repo işlemlerinden alacaklar" kalemi altında muhasebeleştirilmektedir. Ters repo anlaşmaları ile belirlenen alım ve geri satım fiyatları arasındaki farkın döneme isabet eden kısmı için "Etkin faiz (iç verim) oranı yöntemi"ne göre faiz gelir reeskontu hesaplanmaktadır. 31 Mart 2003 ve 31 Aralık 2002 tarihi itibariyle Banka'nın ters repo işlemi bulunmamaktadır.

Banka'nın herhangi bir şekilde ödünce konu edilmiş menkul değeri bulunmamaktadır.

X. VADEYE KADAR ELDE TUTULACAK MENKUL DEĞERLER VE SATILMAYA HAZIR MENKUL DEĞERLERE İLİŞKİN AÇIKLAMALAR :

Banka finansal varlıklarını "Alım – satım amaçlı", "Satılmaya hazır", "Banka kaynaklı krediler ve alacaklar" veya "Vadeye kadar elde tutulacaklar" olarak sınıflandırmakta ve muhasebeleştirmektedir. Söz konusu finansal varlıkların alım ve satım işlemleri "Teslim tarihi"ne göre kayıtlara alınmakta ve kayıtlardan çıkarılmaktadır. Finansal varlıkların sınıflandırılması şekli ilgili varlıkların Banka yönetimi tarafından satınalma amaçları dikkate alınarak, elde edildikleri tarihlerde kararlaştırılmaktadır.

Finansal varlıkların gelecekte beklenen nakit akışlarının "Etkin faiz (iç verim) oranı yöntemi" ile iskonto edilmek suretiyle hesaplanan tahmini tahsil edilebilir tutarının defter değerinden düşük olması durumunda söz konusu finansal varlığın zaafiyete uğradığı kabul edilir. Finansal varlıkların zaafiyete uğraması sonucu oluşan değer düşüklüğü için karşılık ayrılır ve ayrılan karşılık gider hesapları ile ilişkilendirilir.

a. Vadeye kadar elde tutulacak menkul değerler :

Vadeye kadar elde tutulacak menkul değerler, vadesine kadar saklama niyetiyle elde tutulan ve fonlama kabiliyeti dahil olmak üzere vade sonuna kadar elde tutulabilmesi için gerekli koşulların sağlanmış olduğu, sabit veya belirlenebilir ödemeleri ile sabit vadesi bulunan ve; banka kaynaklı krediler ve alacaklar dışında kalan menkul değerlerdir. Vadeye kadar elde tutulacak menkul değerler ilk olarak elde etme maliyeti üzerinden kayda alınmakta ve kayda alınmayı müteakiben "Etkin faiz (iç verim) oranı yöntemi" kullanılarak "İskonto edilmiş bedeli" ile değerlenmektedir. Vadeye kadar elde tutulacak menkul değerlerle ilgili faiz gelirleri gelir tablosunda yansıtılmaktadır.

Banka'nın önceden vadeye kadar elde tutulacak menkul değerler arasında sınıflandırdığı ancak, sınıflandırma esaslarına uyulmadığından iki yıl boyunca bu sınıflandırmaya tabi tutulamayacak

finansal varlıkları bulunmamaktadır. Vadeye kadar elde tutulacak menkul değerlerle ilgili herhangi bir değer azalışı yoktur ve bu nedenle de ayrılan herhangi bir karşılık bulunmamaktadır.

b. Satılmaya hazır menkul değerler :

Satılmaya hazır menkul değerler "Banka kaynaklı krediler ve alacaklar" ile "Vadeye kadar elde tutulacaklar" ve "Alım-satım amaçlılar" dışında kalan menkul değerlerden oluşmaktadır.

Satılmaya hazır menkul değerler kayda alınmalarını izleyen dönemlerde rayiç değerle değerlenmektedir. Rayiç değere esas teşkil eden fiyat oluşumlarının aktif piyasa koşulları içerisinde gerçekleşmemesi durumunda rayiç değerin güvenilir bir şekilde belirlenmediği kabul edilmekte ve "Etkin faiz (iç verim) yöntemi"ne göre hesaplanan iskonto edilmiş değer rayiç değer olarak dikkate alınmaktadır. Satılmaya hazır menkul değerlerin rayiç değerlerindeki değişikliklerden kaynaklanan "Gerçekleşmemiş kâr ve zararlar" ilgili finansal varlığa karşılık gelen değerin tahsili, varlığın satılması, elden çıkarılması veya zaafiyete uğraması durumlarından birinin gerçekleşmesine kadar dönemin gelir tablosuna yansıtılmamakta ve; özkaynaklar içindeki "Menkul değerler değer artış fonu" hesabında izlenmektedir. Söz konusu menkul değerlerin tahsil edildiğinde veya elden çıkarıldığında özkaynak içinde yansıtılan birikmiş rayiç değer farkları gelir tablosuna yansıtılmaktadır.

XI. BANKA KAYNAKLI KREDİLER VE ALACAKLAR İLE AYRILAN ÖZEL VE GENEL KARŞILIKLARA İLİŞKİN AÇIKLAMALAR :

Banka kaynaklı krediler ve alacaklar, borçluya para, mal veya hizmet sağlama yoluyla yaratılan finansal varlıklardır. Söz konusu banka kaynaklı krediler ve alacaklar ilk olarak elde etme maliyeti üzerinden kayda alınmakta ve kayda alınmayı müteakiben "Etkin faiz (iç verim) oranı yöntemi" kullanılarak iskonto edilmiş bedelleri ile değerlenmektedir. Bunların teminatı olarak alınan varlıklarla ilgili olarak ödenen harçlar ve benzeri diğer masraflar işlem maliyetinin bir parçası olarak kabul edilmemekte ve gider hesaplarına yansıtılmaktadır.

Banka, yönetimin değerlendirmeleri ve tahminleri doğrultusunda herhangi bir kredinin veya alacağın tahsil imkanının sınırlı veya şüpheli hale gelmesi durumunda ve/veya zarar niteliğindeki krediler ve diğer alacaklar için 30 Haziran 2001 tarih ve 24448 sayılı Resmi Gazete'de yayımlanan "Bankalarca Karşılık Ayrılacak Kredilerin ve Diğer Alacakların Niteliklerinin Belirlenmesi ve Ayrılacak Karşılıklara İlişkin Esas ve Usuller Hakkında Yönetmelik"i de dikkate alarak özel ve genel karşılık ayırmaktadır. Ayrılan karşılıklar o yılın gelirinden düşülmektedir. Daha önce karşılık ayrılan alacaklar tahsil edildiğinde ayrılan özel karşılık hesabından düşülerek "Diğer faaliyet gelirleri" hesabında yansıtılmaktadır. Tahsili mümkün olmayan alacaklar bütün yasal işlemler tamamlandıktan sonra kayıtlardan silinmektedir.

XII. ŞEREFİYE VE DİĞER MADDİ OLMAYAN DURAN VARLIKLARA İLİŞKİN AÇIKLAMALAR :

31 Mart 2003 ve 31 Aralık 2002 tarihleri itibariyle mali tablolara yansıtılması gereken şerefiye kalemi yoktur.

Maddi olmayan duran varlıkların ilk kayıtları elde etme tutarları ve varlığın kullanılabilir hale getirilebilmesi için gerekli diğer doğrudan giderlerin ilavesi suretiyle bulunmuş maliyet bedeli üzerinden yapılmıştır. Maddi olmayan duran varlıklar, kayda alınmalarını izleyen dönemde maliyet bedelinden birikmiş amortismanların ve varsa birikmiş değer azalışlarının düşülmesinden sonra kalan tutarları üzerinden değerlenmiştir.

Maddi olmayan duran varlıklar tahmini faydalı ömürleri olan beş yıl boyunca doğrusal amortisman yöntemi kullanılarak itfa edilmektedir. Varlığın faydalı ömrünün tespiti, varlığın beklenen kullanım süresi, teknik, teknolojik veya diğer türdeki eskime ve varlıktan beklenen ekonomik faydayı elde etmek için gerekli olan bakım masrafları gibi hususların değerlendirilmesi suretiyle yapılmıştır.

Banka, muhasebe tahminlerinde, amortisman süresi, amortisman yöntemi veya kalıntı değer bakımından cari dönemde veya sonraki dönemlerde önemli etkileri olması beklenen değişiklikler beklememektedir.

Devam eden bilgisayar yazılımları ile ilgili maliyetler ve bilgisayar yazılımlarını geliştirici harcamalar ilgili bilgisayar yazılımlarının orjinal içeriğini ve yararlı ömürlerini artırmaya yönelik ise söz konusu yazılımın maliyetine eklenerek aktifleştirilir. Bu şekilde aktifleştirilen harcamalar ilgili varlığın kalan yararlı ömrü boyunca "Doğrusal itfa yöntemi" ile itfa edilirler.

XIII. MADDİ DURAN VARLIKLARA İLİŞKİN AÇIKLAMALAR :

Maddi duran varlıkların ilk kayıtları elde etme tutarları ve varlığın kullanılabilir hale getirilebilmesi için gerekli diğer doğrudan giderlerin ilavesi suretiyle bulunmuş maliyet bedeli üzerinden yapılmıştır. Maddi duran varlıklar, kayda alınmalarını izleyen dönemde maliyet bedelinden birikmiş amortismanların ve varsa birikmiş değer azalışlarının düşülmesinden sonra kalan tutarları üzerinden değerlenmiştir.

Amortisman, maddi duran varlıkların maliyetleri üzerinden tahmin edilen faydalı ömürler esas alınarak doğrusal yöntem kullanılarak ayrılmaktadır. Tahmin edilen ekonomik ömürler aşağıdaki gibidir:

Binalar	50 yıl
Büro makina, mobilya mefruşat ve taşıtlar	5 yıl

Bilanço tarihi itibariyle aktifte bir hesap döneminden daha az bir süre bulunan varlıklara ilişkin olarak, bir tam yıl için öngörülen amortisman tutarının, varlığın aktifte kalış süresiyle orantılanması suretiyle bulunan tutar kadar amortisman ayrılmıştır.

Enflasyona göre düzeltilmiş maliyet bedelinin ilgili maddi duran varlığın "Net gerçekleşebilir değeri"nin üzerinde olması durumunda söz konusu varlığın değeri "Net gerçekleşebilir değeri"ne indirilir ve ayrılan değer düşüklüğü karşılığı gider hesapları ile ilişkilendirilir.

Maddi duran varlıklar, mali tablolarda rayiç değerleri ile yansıtmaya yönelik olarak, yeniden değerlemeye tabi tutulmamaktadır.

Maddi duran varlıkların elden çıkarılmasından doğan kazanç ve kayıplar satış hasılatından ilgili maddi duran varlığın net defter değerinin düşülmesi suretiyle tespit edilmektedir.

Maddi bir duran varlığa yapılan normal bakım ve onarım harcamaları, gider olarak muhasebeleştirilmektedir. Maddi duran varlığın kapasitesini genişleterek kendisinden gelecekte elde edilecek faydayı artıran nitelikteki yatırım harcamaları, maddi duran varlığın maliyetine eklenmektedir. Yatırım harcamaları, varlığın faydalı ömrünü uzatan, varlığın hizmet kapasitesini artıran, üretilen mal veya hizmetin kalitesini artıran veya maliyetini azaltan giderler gibi maliyet unsurlarından oluşmaktadır.

Maddi duran varlıkların üzerinde rehin, ipotek ve diğer tedbirler veya bunların alımı için verilen taahhütler ya da bunlar üzerindeki tasarruf haklarının kullanılmasını sınırlayan başkaca bir husus mevcut değildir.

Banka, maddi duran varlıklara ilişkin olarak muhasebe tahminlerinde veya sonraki dönemlerde önemli bir etkisi olması beklenen değişiklikler beklememektedir.

XIV. KİRALAMA İŞLEMLERİNE İLİŞKİN AÇIKLAMALAR :

Banka, finansal kiralama yoluyla elde ettiği sabit kıymetlerini "Rayiç değeri ile kira ödemelerinin bugünkü değerinden düşük olanı"nı esas almak suretiyle kaydetmektedir. Finansal kiralama yoluyla edinilen sabit kıymetler maddi duran varlıklar içinde sınıflandırılmakta ve bu sabit kıymetler faydalı ömürleri esas alınmak suretiyle amortismana tabi tutulmaktadır. Finansal kiralama yoluyla edinilen sabit kıymetlerin değerinde bir azalma tespit edildiğinde "Değer düşüklüğü karşılığı" ayrılmaktadır. Finansal kiralama sözleşmelerinden kaynaklanan borçlar pasifte "Finansal kiralama borçları" hesabında gösterilmektedir. Finansal kiralama ile ilgili faiz ve kur farkı giderleri gelir tablosuna yansıtılmaktadır.

Banka "Kiralayan" olma sıfatıyla finansal kiralama işlemleri gerçekleştirmemektedir.

Faaliyet kiralaması ile ilgili işlemler ilgili sözleşme hükümleri doğrultusunda ve tahakkuk esasına göre muhasebeleştirilmektedir.

XV. KARŞILIKLAR VE ŞARTA BAĞLI YÜKÜMLÜLÜKLERE İLİŞKİN AÇIKLAMALAR :

Krediler ve diğer alacaklar için ayrılan özel ve genel karşılıklar dışında kalan karşılıklar ve şarta bağlı yükümlülükler "Muhasebe Uygulama Yönetmeliği'ne İlişkin 8 Sayılı Tebliğ - Karşılıklar, Şarta Bağlı Yükümlülükler ve Varlıkların Muhasebeleştirilmesi Standardı"na uygun olarak muhasebeleştirilmektedir.

Karşılıklar bilanço tarihi itibariyle mevcut bulunan ve geçmişten kaynaklanan yasal veya yapısal bir yükümlülüğün bulunması, yükümlülüğü yerine getirmek için ekonomik fayda sağlayan kaynakların çıkışının gerçekleşme olasılığının olması ve yükümlülük tutarı konusunda güvenilir bir tahminin yapılabildiği durumlarda muhasebeleştirilmektedir. Geçmiş dönemlerdeki olayların bir sonucu olarak ortaya çıkan yükümlülükler için "Dönemsellik ilkesi" uyarınca bu yükümlülüklerin ortaya çıktığı dönemde karşılık ayrılmaktadır. Yükümlülük, tutarının tahmin edilemediği durumlarda "Şarta bağlı" olarak kabul edilmektedir. Şarta bağlı yükümlülükler için şartın gerçekleşme olasılığı yüksek ise ve güvenilir olarak ölçülebiliyorsa karşılık ayrılmaktadır.

XVI. ÇALIŞANLARIN HAKLARINA İLİŞKİN YÜKÜMLÜLÜKLERE İLİŞKİN AÇIKLAMALAR :

Çalışan haklarına ilişkin yükümlülükler "Muhasebe Uygulama Yönetmeliği'ne İlişkin 10 Sayılı Tebliğ – Banka Çalışanlarının Haklarının Muhasebeleştirilmesi Standardı ("MUY 10")" hükümlerine göre muhasebeleştirilmektedir.

Kıdem ve ihbar tazminatlarından doğan yükümlülükler için, MUY 10'na uygun olarak, bilançonun hazırlandığı dönemden önceki son beş yıl için yapılan ödemelerin toplam yükümlülük tutarlarına oranları olarak hesaplanan fiili ödeme oranlarının ortalaması dikkate alınmak suretiyle cari yıla ilişkin toplam yükümlülük üzerinden karşılık ayrılmaktadır. Kıdem ve ihbar tazminatlarından doğan yükümlülükler için ayrılan karşılık tutarına esas fiili ödeme oranlarının son beş yıllık basit aritmetik ortalaması % 10,45'tir (31 Aralık 2002: % 9,64).

Banka'nın 31 Mart 2003 tarihi itibariyle bilanço tarihinden itibaren 12 aydan daha uzun sürede sözleşme süresi dolacak belirli süreli sözleşme ile istihdam edilen çalışanları bulunmamaktadır.

Banka çalışanları 506 sayılı Sosyal Sigortalar Kanunu'nun geçici 20. maddesine göre kurulmuş olan "Akbank T.A.Ş. Tekaüt Sandığı Vakfı ("Tekaüt Sandığı")"nın üyesidir. Tekaüt Sandığı'nın 31 Aralık 2002 tarihi itibariyle hazırlanan teknik mali tabloları Sigorta Murakebe Kanunu'nun 38. maddesi ve bu maddeye istinaden çıkarılan "Aktüerler Yönetmeliği" hükümlerine göre aktüerler siciline kayıtlı bir aktüer tarafından denetlenmiştir. 28 Ocak 2003 tarihli denetim raporu sonucuna göre Tekaüt Sandığı'nın teknik mali tablolarında "Fiili veya teknik açık" tespit edilmemiştir.

XVII. VERGİ UYGULAMALARINA İLİŞKİN AÇIKLAMALAR :

26 Nisan 2003 tarihli Resmi Gazete'de yayınlanan 4842 sayılı yeni vergi kanunu çerçevesinde 2003 yılı gelirlerinden başlamak üzere kurumlar vergisi oranı % 30 olarak uygulanacaktır. Kurumlar vergisi, kurumlar vergisi beyannamesini verme süresi içinde tek taksitte ödenecektir.

Banka, 2003 yılı karını dağıtmadığı sürece yukarıda belirtilen % 30 kurumlar vergisi dışında ayrıca stopaj hesaplamayacaktır. Karın dağıtılması halinde stopaj aşağıda belirtilen hususlar çerçevesinde hesaplanacaktır:

- Karın sermayeye ilave edilmesi hali kar dağıtımı sayılmayacak ve stopaj uygulanmayacaktır.
- Banka'nın tam mükellef kurumlara yapacağı kar dağıtımı stopaja tabi değildir.
- Banka'nın tam mükellef gerçek kişilere, kurumlar vergisi ve gelir vergisi mükellefiyeti olmayanlara, kurumlar vergisi ve gelir vergisinden muaf olanlara, dar mükellef kurumlara, dar mükellef gerçek kişilere ve gelir vergisinden muaf dar mükelleflere yapılacak kar dağıtımı stopaja tabi olacaktır.

Banka'nın 2003 yılından önceki dönemlere ait karlarının tam mükellef kurum dışındaki ortaklara dağıtılması halinde aşağıdaki açıklamalara göre işlem yapması gerekecektir:

- Banka tarafından 31 Aralık 1998 ya da daha önceki tarihlerde sona eren hesap döneminde elde edilen kazançlar ile 31 Aralık 1999 - 31 Aralık 2002 arasındaki dönemde sona eren hesap dönemlerinde elde edilen, kurumlar vergisinden istisna edilmiş kazançların dağıtılması halinde stopaj yükümlülüğü bulunmamaktadır.
- 31 Aralık 1999 - 31 Aralık 2002 arasında sona eren hesap dönemlerinde elde edilen, kurumlar vergisinden istisna edilmemiş kazançların dağıtılması halinde stopaj uygulanacaktır.

Yukarıda belirtilen kanunla Banka üçer aylık mali tabloları üzerinden % 30 oranında geçici vergi hesaplayacak ve o dönemi izleyen ikinci ayın 15inci günü akşamına kadar o yılın kurumlar vergisinden mahsup edilmek üzere ödeyecektir.

Kurumlar Vergisi Kanunu'na göre beyanname üzerinde gösterilen mali zararlar 5 yılı aşmamak kaydıyla dönem kurumlar vergisi matrahından indirilebilirler.

Banka, uygulanan muhasebe politikaları ve değerleme esasları ile vergi mevzuatı arasındaki "Zamanlama farkları"ndan doğan farklar için ertelenmiş vergi hesaplamakta ve muhasebeleştirmektedir.

Başaran Nas
Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi
a member of
PRICEWATERHOUSECOOPERS

(Yetkili İmza / Kaşe)
AKBANK T.A.Ş.

XVIII. BORÇLANMALARA İLİŞKİN İLAVE AÇIKLAMALAR :

Alım satım amaçlı finansal yükümlülükler ve türev finansal araçlara ilişkin yükümlülükler rayiç değer üzerinden; diğer tüm finansal yükümlülükler ise kayda alınmalarını izleyen dönemlerde "Etkin faiz (iç verim) yöntemi" ile "İskonto edilmiş bedel"leri üzerinden değerlenmektedir.

Borçlanmayı temsil eden yükümlülükler için likidite riski, faiz oranı riski ve yabancı para kur riskine karşı çeşitli riskten korunma teknikleri uygulanmaktadır.

Hisse senedine dönüştürülebilir tahvil ihraç edilmemiştir.

XIX. ÖDENMİŞ SERMAYE VE HİSSE SENETLERİ STOĞUNA İLİŞKİN AÇIKLAMALAR :

Hisse senedi ihracı ile ilgili işlem maliyetleri gider olarak muhasebeleştirilmektedir.

1 Ocak – 31 Aralık 2002 dönemine ilişkin Banka Genel Kurulu tarafından alınan kar dağıtım kararı Beşinci Bölüm'de II-n no'lu dipnotta belirtilmiştir.

XX. AVAL VE KABULLERE İLİŞKİN AÇIKLAMALAR :

Aval ve kabüller Banka'nın olası borç taahhütleri olarak "Bilanço dışı yükümlülükler" arasında gösterilmektedir. Aktif karşılığı bir yükümlülük olarak gösterilen aval ve kabüller bulunmamaktadır.

XXI. DEVLET TEŞVİKLERİNE İLİŞKİN AÇIKLAMALAR :

Banka'nın 31 Mart 2003 ve 31 Aralık 2002 tarihleri itibariyle almış olduğu devlet teşvikleri bulunmamaktadır.

XXII. SINIFLANDIRMALAR :

Cari dönem mali tablolarının sunumu ile uygunluk sağlaması için önceki dönem mali tabloları üzerinde bazı sınıflandırma işlemleri yapılmıştır.

DÖRDÜNCÜ BÖLÜM
BANKA'NIN MALİ BÜNYESİNE İLİŞKİN BİLGİLER

I. FİNANSAL ARAÇLARIN KULLANIM STRATEJİSİ VE YABANCI PARA CİNSİNDEN İŞLEMLERE İLİŞKİN AÇIKLAMALAR :

Banka'nın temel faaliyet alanı bireysel bankacılık, kurumsal bankacılık, özel bankacılık, döviz, para piyasaları ve menkul kıymet işlemleri (Hazine işlemleri) ile uluslararası bankacılık hizmetlerini kapsayan bankacılık faaliyetlerini kapsamaktadır. Banka, faaliyetlerinin doğası gereği finansal araçları yoğun olarak kullanmaktadır. Banka ana fonlama kaynağı olarak çeşitli vade dilimlerinde mevduat kabul etmekte ve bu yolla topladığı kaynakları yüksek getirisi olan ve kaliteli finansal aktiflerde değerlendirmektedir. Mevduat dışında Banka'nın en önemli fon kaynakları özkaynaklar ve yurtdışı finansal kurumlardan sağlanan, genelde orta ve uzun vadeli kredilerdir. Banka, kullandığı kaynakların ve çeşitli finansal aktiflere yapılan plasmanların risk ve getiri açısından dengesini kurarak, riskleri azaltan ve kazançları yüksek tutan etkin bir aktif-pasif yönetimi stratejisi takip etmektedir. Bunun gereği olarak uzun vadeli plasmanların daha yüksek faiz oranı taşıması hususuna özellikle dikkat edilmektedir. Banka'nın vadesi gelen tüm yükümlülüklerini karşılayacak likiditesi mevcuttur. Likidite yönetiminde aktif ve pasiflerin vade yapılarının dikkate alınması esastır. Aktif-pasif yönetiminin temel hedefi Banka'nın likidite riski, faiz oranı riski, döviz kuru riski ve kredi riskini belli sınırlar dahilinde tutmak; aynı zamanda karlılığı artırmak ve Banka'nın özkaynaklarını güçlendirmektir. Banka'nın aktif-pasif yönetimi "Aktif-Pasif Komitesi ("APKO")" tarafından Banka Üst Düzey Risk Komitesi'nce belirtilen risk limitleri dahilinde yürütülmektedir.

Krediler ve menkul kıymetlere yapılan plasmanlar vade yapıları ve piyasa koşulları çerçevesinde Banka'nın faaliyet alanları için hesaplanan ortalama getirinin üzerinde getiri elde edilen alanlardır. Bankalara yapılan plasmanlar likidite yönetimi açısından daha kısa vadeli ve genelde daha düşük getirilidirler.

Banka, para ve sermaye piyasalarındaki kısa vadeli kur, faiz ve fiyat hareketleri karşısında, belirlenen sınırlamalar dahilinde ve piyasa koşullarına göre çeşitli pozisyonlar alabilmektedir. Banka Üst Düzey Risk Komitesi söz konusu pozisyonları sürekli olarak izlemekte ve günün koşullarına uygun olarak uyguladığı limitleri güncellemektedir.

Banka satılmaya hazır ve diğer portföylerdeki yabancı para cinsinden sermaye araçları ve diğer yabancı para cinsi işlemler dolayısıyla maruz kaldığı kur risklerini yabancı para aktif ve pasiflerin genel dengesini kuran riskten korunma yapılandırmalarıyla ve çeşitli türev araçlar vasıtasıyla karşılamaktadır ve kontrol etmektedir. Banka'nın yabancı iştiraklerindeki ve bağlı ortaklıklarındaki net yatırımlarının kur riskinden korunma yolları da aynı doğrultuda gerçekleştirilmektedir.

Faiz oranından kaynaklanan risklere karşı uygulanan riskten korunma yöntemleri esas olarak sabit ve değişken faizli aktif ve pasifleri vade yapılarını da dikkate alan bir dengede tutmak şeklindedir.

Banka'nın risk yönetimi ile ilgili detaylı açıklamalar bu bölümdeki III, IV, V, VI ve VII no'lu dipnotlarda verilmektedir.

II. SERMAYE YETERLİLİĞİ STANDART ORANINA İLİŞKİN AÇIKLAMALAR :

a. Banka'nın sermaye yeterliliği standart oranı % 40,70'tir (31 Aralık 2002: % 39,07). Bu oran ilgili mevzuatta belirlenen asgari oran olan % 8'in oldukça üzerindedir.

b. Sermaye yeterliliği standart oranının tespitinde kullanılan risk ölçüm yöntemleri, risk ağırlıklı varlıkların ve gayrinakdi kredilerin ilgili mevzuattaki risk ağırlık oranlarına göre belirlenmesi ve; yine ilgili mevzuat gereği menkul değerler üzerindeki piyasa riski ile Banka'nın kur riskinin toplamını ifade eden "Riske maruz değer"in hesaplanmasıdır. Aşağıdaki tablolarda Banka'nın sermaye yeterliliği standart oranı hesaplamasına esas teşkil eden "Risk ağırlıklı varlıkları"nın ayrıntıları ve "Özkaynak" hesaplaması yer almaktadır.

c. Sermaye yeterliliği standart oranına ilişkin bilgiler:

	Risk Ağırlıkları			
	%0	%20	%50	%100
Risk Ağırlıklı Varlıklar ve Gayrinakdi Krediler				
Bilanço Kalemleri (Net)	17.068.357	719.735	79.629	4.780.054
Nakit Değerler	238.351	717	-	-
Bankalar	1.311	719.018	-	1.063
Bankalararası Para Piyasası	1.601.371	-	-	-
Ters Repo İşlemlerinden Alacaklar	-	-	-	-
Zorunlu Karşılıklar	1.349.357	-	-	-
Özel Finans Kurumları	-	-	-	-
Krediler	2.205.620	-	79.629	4.136.456
Takipteki Alacaklar (Net)	-	-	-	-
İştirak, Bağlı Ortaklık ve Satılmaya Hazır Menkul Değerler	5.977.335	-	-	26.178
Muhtelif Alacaklar	-	-	-	20.204
Vadeye Kadar Elde Tutulacak Menkul Değerler (Net)	670.949	-	-	-
Finansal Kiralama Amaçlı Varlıklar için Verilen Avanslar	-	-	-	-
Finansal Kiralama İşlemlerinden Alacaklar	-	-	-	-
Finansal Kiralama Konusu Varlıklar (Net)	-	-	-	-
Sabit Kıymetler (Net)	-	-	-	524.651
Diğer Aktifler	5.024.063	-	-	71.502
Bilanço Dışı Kalemler	1.965.126	957.833	3.149.008	102.383
Garanti ve Kefaletler	89	815.396	145.755	2.759
Taahhütler	-	-	3.001.883	-
Diğer Nazım Hesaplar	-	-	-	-
Türev Finansal Araçlar ile İlgili İşlemler	-	63.359	-	274
Faiz ve Gelir Tahakkuk ve Reeskontları	1.965.037	79.078	1.370	99.350
Risk Ağırlığı Verilmemiş Hesaplar	-	-	-	-
Toplam Risk Ağırlıklı Varlıklar	19.033.483	1.677.568	3.228.637	4.882.437

d. Sermaye yeterliliği standart oranına ("SYR") ilişkin özet bilgi:

	Cari Dönem 31 Mart 2003	Önceki Dönem 31 Aralık 2002
Toplam Risk Ağırlıklı Varlıklar ("RAV") (*)	7.932.252	8.562.149
Özkaynak	3.228.713	3.345.508
Özkaynak/RAV (SYR (%))	40,70	39,07

(*) Cari döneme ilişkin Risk Ağırlıklı Varlıklar toplamına "Piyasa Riskine Esas Tutarın Hesaplandığı Matrah" olan 1.099.983 TL (31 Aralık 2002: 1.196.285 TL) dahildir.

e. Özkaynak kalemlerine ilişkin bilgiler:

	Cari Dönem 31 Mart 2003	Önceki Dönem 31 Aralık 2002
ANA SERMAYE		
Ödenmiş Sermaye	816.000	816.000
Nominal Sermaye	816.000	816.000
Sermaye Taahhütleri (-)	-	-
Ödenmiş Sermayenin Enflasyona Göre Düzeltilmesinden Kaynaklanan Sermaye Yedekleri	2.044.434	2.044.434
Hisse Senedi İhraç Primleri ve İptal Kârları	-	-
Yasal Yedekler	41.085	-
I. Tertip Kanuni Yedek Akçe (TTK 466/1)	34.273	-
II. Tertip Kanuni Yedek Akçe (TTK 466/2)	6.812	-
Özel Kanunlar Gereği Ayrılan Yedek Akçe	-	-
Statü Yedekleri	-	-
Olağanüstü Yedekler	627.210	-
Genel Kurul Kararı Uyarınca Ayrılan Yedek Akçe	627.210	-
Dağıtılmamış Kârlar	-	-
Birikmiş Zararlar	-	-
Yabancı Para Sermaye Kur Farkı	-	-
Kâr	62.491	770.404
Dönem Kârı	62.491	770.404
Geçmiş Yıllar Kârı	-	-
Zarar (-)	-	-
Dönem Zararı	-	-
Geçmiş Yıllar Zararı	-	-
Ana Sermaye Toplamı	**3.591.220**	**3.630.838**
KATKI SERMAYE		
Yeniden Değerleme Fonu	-	-
Menkuller	-	-
Gayrimenkuller	-	-
Sermayeye Eklenecek İştirak ve Bağlı Ortaklık Hisseleri ile Gayrimenkul Satış Kazançları	-	-
Özel Maliyet Bedelleri Yeniden Değerleme Fonu	-	-
Yeniden Değerleme Değer Artışı	-	-
Kur Farkları	-	-
Genel Karşılıklar	28.241	34.317
Muhtemel Riskler İçin Ayrılan Serbest Karşılıklar	-	-
Alınan Sermaye Benzeri Krediler	1.846	2.980
Menkul Değerler Değer Artış Fonu	(49.852)	20.782
İştirakler ve Bağlı Ortaklıklardan	(7.525)	(5.479)
Satılmaya Hazır Menkul Değerlerden	(42.327)	26.261
Yapısal Pozisyona Konu Edilen Menkul Değerler Değer Artışı	-	-
Katkı Sermaye Toplamı	**(19.765)**	**58.079**
ÜÇÜNCÜ KUŞAK SERMAYE	-	-
SERMAYE	**3.571.455**	**3.688.917**

Başaran Nas
Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi
a member of
PRICEWATERHOUSECOOPERS

(Yetkili İmza / Kaşe)
AKBANK T.A.Ş.

SERMAYEDEN İNDİRİLEN DEĞERLER	**342.742**	**343.409**
Ana Faaliyet Konuları Para ve Sermaye Piyasaları ile Sigortacılık Olan ve Bu Konudaki Özel Kanunlara Göre Izin ve Ruhsat ile Faaliyet Gösteren Mali Kurumlara Yapılan Tüm Sermaye Katılımlarına İlişkin Tutarlar ile Özsermaye Yöntemi Uygulanmış Ancak Aktif ve Pasifleri Konsolide Edilmemiş Bu Tür Mali Ortaklıklara İlişkin Sermaye Payları	321.107	327.557
Özel Maliyet Bedelleri	9.084	9.850
İlk Tesis Bedelleri	-	-
Peşin Ödenmiş Giderler	12.551	6.002
İştirakler, Bağlı Ortaklıkların, Sermayesine Katılınan Diğer Ortaklıkların, Özsermaye Yöntemi Uygulanmış Ancak Aktif ve Pasifleri Konsolide Edilmemiş Bu Tür Mali Ortaklıkların ve Sabit Kıymetlerin Rayiç Değerleri Bilançoda Kayıtlı Değerlerinin Altında ise Aradaki Fark	-	-
Türkiye'de Faaliyet Gösteren Diğer Bankalara Verilen Sermaye Benzeri Krediler	-	-
Şerefiye (Net)	-	-
Aktifleştirilmiş Giderler	-	-
Toplam Özkaynak	**3.228.713**	**3.345.508**

III. KREDİ RİSKİNE İLİŞKİN AÇIKLAMALAR :

a. Kredi riski, Banka'nın taraf olduğu sözleşmelerde karşı tarafların yükümlülüklerini yerine getirememe riskidir. Banka kredilendirme işlemlerinde kredi riskini risk sınırlandırmasına tabi tutmak amacıyla karşı taraflara kredi limitleri belirlemekte ve bu limitlerin ötesinde kredi tahsisi yapmamaktadır. Kredi limitleri her bir bireysel müşteri, şirket, şirketler grubu, risk grupları için ürün bazında ayrı ayrı belirlenmektedir. Kredi limitleri belirlenirken müşterilerin mali gücü, ticari kapasiteleri, sektörleri, coğrafi bölgeleri, sermaye yapıları gibi bir çok kriter bir arada değerlendirilmektedir. Müşterilerin mali yapılarının incelenmesi, ilgili mevzuat uyarınca alınan hesap durumu belgeleri ve diğer bilgilere dayanılarak yapılmaktadır. Genel ekonomik gelişmelerin değerlendirilmesi ve müşterilerin mali bilgilerinde ve işlerinde meydana gelen değişikliklerin izlenmesi neticesinde daha önce belirlenen kredi limitleri sürekli olarak revize edilmektedir. Kredi limitleri için müşteri bazında belirlenen cins ve tutarda teminatlar sağlanmaktadır.

Kredilendirme işlemlerinde ürün ve müşteri bazında belirlenen limitler esas alınmakta, risk ve limit bilgileri sürekli olarak kontrol edilmektedir.

b. Vadeli işlem ve opsiyon sözleşmesi ve benzeri diğer sözleşmeler cinsinden tutulan pozisyonlar üzerinde kredi riski ve piyasa risklerine karşı tesis edilmiş risk kontrol limitleri bulunmaktadır.

c. Özellikle döviz ve faiz oranlarındaki dalgalanmalardan kaynaklanabilecek kredi risklerini karşılamak ve kontrol etmek amacıyla gerektiğinde vadeli işlemler de gerçekleştirilmektedir.

d. Banka tazmin edilen gayrinakdi kredileri vadesi geldiği halde ödenmeyen krediler ile aynı risk ağırlığına tabi tutmaktadır. Kredi riski, nakit ve gayrinakit her türlü karşı taraf riski taşıyan sözleşmeler ve pozisyonlar için geniş kapsamlı olarak tanımlanmakta ve yönetilmektedir.

Yenilenen ve yeniden itfa planına bağlanan krediler Banka tarafından Banka'nın kredi risk yönetimi ve takibi ilkelerine göre izlemeye alınmaktadır. İlgili müşterinin finansal durumu ve ticari faaliyetleri sürekli analiz edilmekte ve yenilenen plana göre anapara ve faiz ödemelerinin yapılıp yapılmadığı ilgili birimler tarafından takip edilmektedir.

Banka'nın risk yönetim anlayışı çerçevesinde uzun vadeli taahhütlerin kısa vadeli taahhütlere oranla daha fazla kredi riskine maruz kaldığı kabul edilmekte ve uzun vadeli riskler için risk limiti belirleme, teminatlandırma gibi hususlar kısa vadeli risklere oranla daha geniş kapsamlı olarak ele alınmaktadır.

e. Banka'nın yurtdışında yürütmekte olduğu bankacılık faaliyetleri ve kredilendirme işlemleri ilgili ülkelerin ekonomik koşulları, müşteri ve kuruluşların faaliyetleri çerçevesinde önemli bir risk oluşturmamaktadır.

Banka, ulusal ve uluslararası bankacılık piyasasında aktif bir katılımcı olarak diğer finansal kurumların finansal faaliyetleri ile birlikte değerlendirildiğinde önemli ölçüde kredi riskine maruz değildir. Banka'nın bilançosundan da görüleceği üzere, takipteki kredilerin toplam kredilere oranı %1,7 gibi çok düşük bir seviyededir ve bunların tamamı için %100 karşılık ayrılmıştır.

f. Bankaca üstlenilen kredi riski için ayrılan genel karşılık tutarı 28.241 TL'dir.

IV. PİYASA RİSKİNE İLİŞKİN AÇIKLAMALAR :

Banka kur riski ve faiz oranı risklerini piyasa riskini oluşturan en önemli iki bileşen olarak değerlendirmektedir. Banka Üst Düzey Risk Komitesi piyasa riski ile ilgili olarak limitler belirlemektedir ve piyasa koşullarına göre limitler sürekli olarak gözden geçirilmektedir. Belirlenen limitlerin uygulanması yetki sınırlandırmalarına tabi tutulmakta ve böylece kontrol etkinliği artırılmaktadır. Piyasa riski menkul kıymetler portföyü bazında ve Banka'nın kur riskini de içerecek şekilde günlük ve haftalık olarak ölçülmekte ve Banka Üst Düzey Risk Komitesi'ne raporlanmaktadır. Aşağıdaki tablo 31 Ocak 2002 tarih ve 24567 sayılı Resmi Gazete'de yayımlanan "Bankaların Sermaye Yeterliliğinin Ölçülmesi ve Değerlendirilmesine İlişkin Yönetmelik"in 18 no'lu maddesi uyarınca "Standart Metod ile Piyasa Riski Ölçüm Yöntemi"ne göre 31 Mart 2003 tarihi itibariyle piyasa riski hesaplamasının ayrıntılarını göstermektedir.

	Tutar
Faiz Oranı Riski İçin Hesaplanan Sermaye Yükümlülüğü - Standart Metot	76.174
Genel Piyasa Riski İçin Hesaplanan Sermaye Yükümlülüğü	76.174
Spesifik Risk İçin Hesaplanan Sermaye Yükümlülüğü	-
Faiz Oranı Riskine Tabi Opsiyonlar İçin Hesaplanan Sermaye Yükümlülüğü	-
Hisse Senedi Pozisyon Riski İçin Hesaplanan Sermaye Yükümlülüğü - Standart Metot	1
Genel Piyasa Riski İçin Hesaplanan Sermaye Yükümlülüğü	1
Spesifik Risk İçin Hesaplanan Sermaye Yükümlülüğü	-
Hisse Senedi Pozisyon Riskine Tabi Opsiyonlar İçin Hesaplanan Sermaye Yükümlülüğü	-
Kur Riski İçin Hesaplanan Sermaye Yükümlülüğü - Standart Metot	11.824
Sermaye Yükümlülüğü	11.824
Kur Riskine Tabi Opsiyonlar İçin Hesaplanan Sermaye Yükümlülüğü	-
Toplam Riske Maruz Değer-İç Model	-
Piyasa Riskini Karşılamak İçin Hesaplanan Toplam Sermaye Yükümlülüğü	(*) 87.999
Piyasa Riskine Maruz Tutarın Hesaplandığı Matrah	(*) 1.099.983

(*) Bu bölümün II no'lu dipnotunda belirtilen "Sermaye yeterliliği standart oranı" kapsamındaki piyasa riskinin hesaplamasında kullanılan 1.099.983 TL'nin tümü değil ancak % 8'ine isabet eden bölümü olan 87.999 TL maruz kalınabilecek piyasa riskini temsil etmektedir; 87.999 TL aynı zamanda söz konusu riskin ortadan kaldırılması için gereken minimum sermaye tutarını da ifade etmektedir.

(Yetkili İmza / Kaşe)
AKBANK T.A.Ş.

V. KUR RİSKİNE İLİŞKİN AÇIKLAMALAR :

Banka'nın yabancı para cinsinden ve yabancı paraya endeksli aktifleri ile yabancı para cinsinden yükümlülükleri arasındaki fark "YP net genel pozisyon" olarak tanımlanmakta ve kur riskine baz teşkil etmektedir. Kur riskinin önemli bir boyutu da YP net genel pozisyon içindeki farklı cinsten yabancı paraların birbirleri karşısındaki değerlerinin değişmesinin doğurduğu risktir (çapraz kur riski). Banka kur riskine maruz tutarı Üst Düzey Risk Komitesi tarafından belirlenen limitler içerisinde tutmaktadır. Üst Düzey Risk Komitesi genel ekonomik durum ve piyasalardaki gelişmelere göre risk limitlerini sürekli olarak gözden geçirmekte ve gerekli hallerde yeni limitler belirlemektedir. Söz konusu limitler hem YP net genel pozisyon için hem de bu pozisyon içindeki çapraz kur riski için ayrı ayrı belirlenmekte ve takip edilmektedir. Kur riski yönetiminin bir aracı olarak swap ve forward gibi vadeli işlem sözleşmeleri de gerektiğinde kullanılarak riskten korunma sağlanmaktadır.

Banka'nın mali tablo tarihi ile bu tarihten geriye doğru son beş iş günü kamuya duyurulan cari döviz alış kurları önemli döviz cinsleri için aşağıdaki tabloda gösterilmektedir.

	USD	Euro	Yen
Bilanço değerleme kuru	1.660.000 TL	1.805.416 TL	13.939 TL
1. Günün Cari Döviz Alış Kuru	1.690.000 TL	1.817.933 TL	14.099 TL
2. Günün Cari Döviz Alış Kuru	1.670.000 TL	1.788.236 TL	13.936 TL
3. Günün Cari Döviz Alış Kuru	1.640.000 TL	1.744.960 TL	13.562 TL
4. Günün Cari Döviz Alış Kuru	1.680.000 TL	1.799.112 TL	13.893 TL
5. Günün Cari Döviz Alış Kuru	1.700.000 TL	1.803.360 TL	14.058 TL

Banka'nın cari döviz alış kurunun mali tablo tarihinden geriye doğru son otuz günlük basit aritmetik ortalama değerleri önemli döviz cinsleri için aşağıda gösterilmiştir:

USD : 1.619.033 TL
Euro : 1.746.529 TL
Yen : 13.657 TL

31 Aralık 2002 itibariyle;

	USD	Euro	Yen
Bilanço değerleme kuru	1.655.000 TL	1.727.985 TL	13.923 TL

Banka'nın kur riskine ilişkin bilgiler: (milyar TL)

Aşağıdaki tablo Banka'nın yabancı para net genel pozisyonunu önemli döviz cinsleri bazında göstermektedir. Tek Düzen Hesap Planı gereğince dövize endeksli varlıklar mali tablolarda yabancı para değil Türk Parası olarak gösterilmektedir. Yabancı para net genel pozisyon hesaplamasında ise dövize endeksli varlıklar yabancı para kalem olarak dikkate alınmaktadır. Bu nedenle aşağıdaki tabloda gösterilen yabancı para aktif toplamı ile bilançoda görülen yabancı para aktif toplamı arasında dövize endeksli varlıkların etkisi kadar fark bulunmaktadır. Finansal ve ekonomik anlamda Banka'nın gerçek yabancı para pozisyonunu aşağıdaki tablo göstermektedir.

	EURO	USD	Yen	Diğer YP (*)	Toplam
Cari Dönem - 31 Mart 2003					
Varlıklar					
Nakit Değerler (Kasa, Efektif Deposu, Yoldaki Paralar, Satın Alınan Çekler) ve T.C. Merkez Bankası	55.108	91.182	54	4.093	150.437
Bankalar ve Diğer Mali Kuruluşlardan Alacaklar	439.504	250.934	1.427	26.195	718.060
Alım Satım Amaçlı Menkul Değerler	288.504	3.137.410	-	19.725	3.445.639
Satılmaya Hazır Menkul Değerler	1.040	3.161.612	-	-	3.162.652
Verilen Krediler	717.840	4.174.603	-	17.305	4.909.748
İştirak ve Bağlı Ortaklıklardaki Yatırımlar	45.168	-	-	98.511	143.679
Vadeye Kadar Elde Tutulacak Menkul Değerler	-	644.765	-	-	644.765
Maddi Duran Varlıklar	2.223	27.858	-	-	30.081
Şerefiye	-	-	-	-	-
Diğer Varlıklar	693.688	2.249.004	-	2.646	2.945.338
Toplam Varlıklar	2.243.075	13.737.368	1.481	168.475	16.150.399
Yükümlülükler					
Bankalararası Mevduat	306.894	535.845	1	19.863	862.603
Döviz Tevdiat Hesabı	3.989.547	6.892.491	6.425	428.458	11.316.921
Diğer Mali Kuruluşlardan Sağlanan Fonlar	25.381	3.495.301	-	-	3.520.682
İhraç Edilen Menkul Değerler	-	-	-	-	-
Muhtelif Borçlar	11.965	10.862	79	1.028	23.934
Diğer Yükümlülükler	68.614	304.314	1.130	13.029	387.087
Toplam Yükümlülükler	4.402.401	11.238.813	7.635	462.378	16.111.227
Net Bilanço Pozisyonu	(2.159.326)	2.498.555	(6.154)	(293.903)	39.172
Net Bilanço Dışı Pozisyon					
Türev Finansal Araçlardan Alacaklar	2.414.552	152.927	1.687	179.468	2.748.634
Türev Finansal Araçlardan Borçlar	77.985	2.535.420	1.687	9.170	2.624.262
Gayrinakdi Krediler	320.484	876.079	4.969	17.038	1.218.570
Önceki Dönem - 31 Aralık 2002					
Toplam Varlıklar	2.466.643	14.898.663	2.080	212.721	17.580.107
Toplam Yükümlülükler	4.183.351	12.975.786	12.280	508.938	17.680.355
Net Bilanço Pozisyonu	(1.716.708)	1.922.877	(10.200)	(296.217)	(100.248)
Bilanço Dışı Pozisyon	1.913.211	(1.902.606)	-	168.871	179.476
Gayrinakdi Krediler	363.543	845.995	7.635	18.299	1.235.472

(*) Diğer YP altında gösterilen 168.475 TL tutarındaki toplam varlıkların 141.283 TL'si İngiliz Sterlini'dir. 462.378 TL tutarındaki toplam yükümlülüklerin 309.927 TL'si İngiliz Sterlini, 61.605 TL'si İsviçre Frangı'dır.

VI. FAİZ ORANI RİSKİNE İLİŞKİN AÇIKLAMALAR :

Piyasalardaki faiz oranlarının değişiminin Banka'nın faize duyarlı aktif ve pasif kalemleri üzerinde oluşturabileceği değer artış veya azalışları "Faiz oranı riski" olarak tanımlanmaktadır. Banka Üst Düzey Risk Komitesi aktif ve pasif kalemlerin faiz duyarlılıkları ile ilgili limitler belirlemektedir. Faiz duyarlılığı haftalık olarak ölçülmekte ve raporlanmaktadır. Piyasalarda önemli dalgalanmalar olduğunda ve bazı hallerde günlük olarak ve işlem bazında analizler yapılmaktadır.

Banka faiz oranı riskine karşı portföy bazında stratejiler uygulamaktadır. Bu stratejiler ile piyasa faiz oranlarındaki dalgalanmaların Banka'nın karlılığı, finansal pozisyonları ve nakit akışları üzerindeki etkileri azaltılmaktadır. Portföy ve vadeler bazında sabit faiz veya değişken faiz uygulaması, değişken faiz uygulamasındaki sabit marjın uygun büyüklükte olması, kısa ve uzun vadeli pozisyonların faiz yapılandırılmasının farklılaştırılması gibi temel yöntemler dinamik bir şekilde uygulanmaktadır.

a. **Varlıkların, yükümlülüklerin ve bilanço dışı kalemlerin faize duyarlılığı** (Yeniden fiyatlandırmaya kalan süreler itibariyle) :

1- Cari Dönem Sonu - 31 Mart 2003	1 Aya Kadar	1-3 Ay	3-6 Ay	6-12 Ay	1 Yıl ve Üzeri	Faizsiz	Toplam
Varlıklar							
Nakit Değerler (Kasa, Efektif Deposu, Yoldaki Paralar, Satın Alınan Çekler) ve T.C. Merkez Bankası	-	-	-	-	-	240.379	240.379
Bankalar ve Diğer Mali Kuruluşlardan Alacaklar (*)	1.880.211	282.274	-	-	-	158.967	2.321.452
Alım Satım Amaçlı Menkul Değerler	477.590	299.437	2.009.832	1.943.639	288.318	10	5.018.826
Satılmaya Hazır Menkul Değerler	-	2.488.056	1.045.294	2.258.697	185.288	7.276	5.984.611
Verilen Krediler	2.164.163	1.965.365	1.593.640	536.515	162.022	-	6.421.705
Vadeye Kadar Elde Tutulacak Menkul Değerler	-	670.949	-	-	-	-	670.949
Diğer Varlıklar	1.653.765	1.283.828	365.496	187.055	24.252	963.034	4.477.430
Toplam Varlıklar	6.175.729	6.989.909	5.014.262	4.925.906	659.880	1.369.666	25.135.352
Yükümlülükler							
Bankalararası Mevduat (*)	1.051.073	328.446	74.362	415	-	32.693	1.486.989
Diğer Mevduat	8.687.087	2.781.225	1.007.044	449.458	92.433	2.458.387	15.475.634
Muhtelif Borçlar	-	-	-	-	-	53.896	53.896
İhraç Edilen Menkul Değerler	-	-	-	-	-	-	-
Diğer Mali Kuruluşlardan Sağlanan Fonlar	1.337.561	1.396.079	342.906	451.959	3.610	-	3.532.115
Diğer Yükümlülükler ve Özkaynaklar	199.806	91.910	1.097	223.610	65.131	4.005.164	4.586.718
Toplam Yükümlülükler ve Özkaynaklar	11.275.527	4.597.660	1.425.409	1.125.442	161.174	6.550.140	25.135.352
Bilançodaki Faize Duyarlı Açık	(5.099.798)	2.392.249	3.588.853	3.800.464	498.706	(5.180.474)	-
Bilanço Dışı Faize Duyarlı Açık, Net (**)	1.790	8.219	31.375	(180)	(16)	-	41.188
Toplam Faize Duyarlı Açık	(5.098.008)	2.400.468	3.620.228	3.800.284	498.690	(5.180.474)	41.188

(*) "Para piyasaları" ile ilgili alacak ve borç bakiyeleri sırasıyla varlıklar altında "Bankalar ve Diğer Mali Kuruluşlardan Alacaklar" kalemine, yükümlülükler altında ise "Bankalararası Mevduat" kalemine dahil edilmiştir.
(**) Burada yazılı tutarlar bilanço dışı yükümlülükler içinde yer alan türev finansal araçlardan kaynaklanan alacak ve borçların neti üzerinden kalan vadelerine göre dağılımını göstermektedir.

(Yetkili İmza / Kaşe)
AKBANK T.A.Ş.

2- Önceki Dönem Sonu 31 Aralık 2002	1 Aya Kadar	1-3 Ay	3-6 Ay	6-12 Ay	1 Yıl ve Üzeri	Faizsiz	Toplam
Varlıklar							
Nakit Değerler (Kasa, Efektif Deposu, Yoldaki Paralar, Satın Alınan Çekler) ve T.C. Merkez Bankası	-	-	-	-	-	270.037	270.037
Bankalar ve Diğer Mali Kuruluşlardan Alacaklar (*)	3.368.300	114.989	-	-	-	112.230	3.595.519
Alım Satım Amaçlı Menkul Değerler	696.721	1.109.518	400.319	2.618.316	497.218	12	5.322.104
Satılmaya Hazır Menkul Değerler	-	1.099.237	2.307.850	2.645.956	-	8.570	6.061.613
Verilen Krediler	1.703.405	1.330.169	2.638.516	821.829	567.644	-	7.061.563
Vadeye Kadar Elde Tutulacak Menkul Değerler	-	34.001	724.679	-	-	-	758.680
Diğer Varlıklar	1.868.910	195.188	1.144.901	254.984	37.000	912.776	4.413.759
Toplam Varlıklar	7.637.336	3.883.102	7.216.265	6.341.085	1.101.862	1.303.625	27.483.275
Yükümlülükler							
Bankalararası Mevduat (*)	759.632	185.281	45.122	1.838	-	63.380	1.055.253
Diğer Mevduat	10.127.983	3.421.105	886.390	593.107	150.275	2.946.383	18.125.243
Muhtelif Borçlar	-	-	-	-	-	61.206	61.206
İhraç Edilen Menkul Değerler	-	-	-	-	-	-	-
Diğer Mali Kuruluşlardan Sağlanan Fonlar	1.543.280	1.262.685	395.764	349.757	66.825	-	3.618.311
Diğer Yükümlülükler ve Özkaynaklar	185.490	85.443	17.780	173.278	20.885	4.140.386	4.623.262
Toplam Yükümlülükler ve Özkaynaklar	12.616.385	4.954.514	1.345.056	1.117.980	237.985	7.211.355	27.483.275
Bilançodaki Faize Duyarlı Açık	(4.979.049)	(1.071.412)	5.871.209	5.223.105	863.877	(5.907.730)	-
Bilanço Dışı Faize Duyarlı Açık, Net (**)	21.555	31.536	(2.464)	20.657	-	-	71.284
Toplam Faize Duyarlı Açık	(4.957.494)	(1.039.876)	5.868.745	5.243.762	863.877	(5.907.730)	71.284

(*) "Para piyasaları" ile ilgili alacak ve borç bakiyeleri sırasıyla varlıklar altında "Bankalar ve Diğer Mali Kuruluşlardan Alacaklar" kalemine, yükümlülükler altında ise "Bankalararası Mevduat" kalemine dahil edilmiştir.
(**) Burada yazılı tutarlar bilanço dışı yükümlülükler içinde yer alan türev finansal araçlardan kaynaklanan alacak ve borçların neti üzerinden kalan vadelerine göre dağılımını göstermektedir.

b. Parasal finansal araçlara uygulanan ortalama faiz oranları:

1- Cari Dönem Sonu - 31 Mart 2003	EURO	USD	Yen	TL
Varlıklar	%	%	%	%
Nakit Değerler (Kasa, Efektif Deposu, Yoldaki Paralar, Satın Alınan Çekler) ve T.C. Merkez Bankası	1,23	0,60	-	25,00
Bankalar ve Diğer Mali Kuruluşlardan Alacaklar	2,95	4,12	-	44,01
Alım Satım Amaçlı Menkul Değerler	9,36	8,23	-	67,81
Satılmaya Hazır Menkul Değerler	9,03	8,61	-	57,39
Verilen Krediler	5,47	6,44	-	57,10
Vadeye Kadar Elde Tutulacak Menkul Değerler	-	10,67	-	96,95
Yükümlülükler				
Bankalararası Mevduat	3,39	4,09	-	41,98
Diğer Mevduat (Vadesiz hesaplar dahil)	3,52	2,80	-	35,91
Muhtelif Borçlar	-	-	-	-
İhraç Edilen Menkul Değerler	-	-	-	-
Diğer Mali Kuruluşlardan Sağlanan Fonlar	2,57	2,68	-	42,50

Yukarıdaki tabloda yer alan ortalama faiz oranları değişik vade dilimlerine uygulanan basit faiz oranlarının ilgili vade dilimlerine isabet eden anapara tutarlarıyla ağırlıklandırılması yoluyla hesaplanmıştır.

(Yetkili İmza / Kaşe)
AKBANK T.A.Ş.

2- Önceki Dönem Sonu - 31 Aralık 2002	EURO	USD	Yen	TL
Varlıklar	%	%	%	%
Nakit Değerler (Kasa, Efektif Deposu, Yoldaki Paralar, Satın Alınan Çekler) ve T.C. Merkez Bankası	1,43	0,55	-	25,00
Bankalar ve Diğer Mali Kuruluşlardan Alacaklar	3,16	1,19	-	44,01
Alım Satım Amaçlı Menkul Değerler	9,32	9,00	-	59,42
Satılmaya Hazır Menkul Değerler	-	8,49	-	55,23
Verilen Krediler	5,15	6,61	-	53,11
Vadeye Kadar Elde Tutulacak Menkul Değerler	-	10,67	-	86,77
Yükümlülükler				
Bankalararası Mevduat	4,11	3,56	-	56,25
Diğer Mevduat (Vadesiz hesaplar dahil)	3,29	2,30	-	37,13
Muhtelif Borçlar	-	-	-	-
İhraç Edilen Menkul Değerler	-	-	-	-
Diğer Mali Kuruluşlardan Sağlanan Fonlar	3,25	2,93	-	44,71

Yukarıdaki tabloda yer alan ortalama faiz oranları değişik vade dilimlerine uygulanan basit faiz oranlarının ilgili vade dilimlerine isabet eden anapara tutarlarıyla ağırlıklandırılması yoluyla hesaplanmıştır.

VII. LİKİDİTE RİSKİNE İLİŞKİN AÇIKLAMALAR :

Likidite riski varlık ve yükümlülükler arasındaki vade uyumsuzluğundan doğmaktadır. Banka, söz konusu varlık ve yükümlülüklerin vadelerini belirli kriterlere göre dengelemekte ve vade uyumsuzluklarını kontrol altında tutmaktadır. Banka'nın aktif – pasif yönetiminin en temel hedeflerinden birisi Banka'nın likidite gereksinimlerini sağlayacak fonları hazır bulundurmaktır. Bunu sağlamak için yeterli miktarda kısa vadeli fonlar hazır bulundurulmaktadır. Banka Üst Düzey Risk Komitesi likidite riski için farklı kapsamlarda limitler belirlemiştir. Söz konusu limitler piyasa koşullarına göre sürekli gözden geçirilmekte ve gerektiğinde yenilenmektedir. Likidite riski haftalık olarak ölçülmekte ve raporlanmaktadır. Piyasalarda önemli dalgalanmalar olduğunda ve bazı hallerde günlük olarak ve işlem bazında analizler yapılmaktadır.

Banka'nın en önemli fon kaynakları, çok büyük ölçüde likit varlıklara plase edilen özsermaye, yaygın ve istikrarlı mevduat tabanı ve uluslararası kuruluşlardan sağlanan orta ve uzun vadeli kredilerdir. Piyasa koşulları gereği mevduatın ortalama vadesinin kısa olmasına karşın, esasen geniş bir tabana yayılmış olup, çok büyük bir bölümü vadelerinde sürekli olarak yenilenmektedir; dolayısıyla Banka için mevduatlar istikrarlı ve uzun vadeli bir kaynak oluşturmaktadır.

Aktif ve pasif kalemlerin kalan vadelerine göre gösterimi:

	Vadesiz (*)	1-3 Ay	3-6 Ay	6-12 Ay	1 Yıl ve Üzeri	Toplam
Cari Dönem - 31 Mart 2003						
Varlıklar						
Nakit Değerler (Kasa, Efektif Deposu, Yoldaki Paralar, Satın Alınan Çekler) ve T.C. Merkez Bankası	240.379	-	-	-	-	240.379
Bankalar ve Diğer Mali Kuruluşlardan Alacaklar	437.807	282.274	-	-	-	720.081
Alım Satım Amaçlı Menkul Değerler	250	40.930	2.097.645	2.563.301	316.700	5.018.826
Satılmaya Hazır Menkul Değerler	7.276	920.830	1.045.294	2.258.697	1.752.514	5.984.611
Verilen Krediler	1.085.986	975.343	889.007	1.452.927	2.018.442	6.421.705
Vadeye Kadar Elde Tutulacak Menkul Değerler	-	26.184	-	-	644.765	670.949
Diğer Varlıklar (**)	3.073.013	204.211	386.268	484.575	1.056.990	6.078.801
Toplam Varlıklar	4.844.711	2.449.772	4.418.214	6.759.500	5.789.411	25.135.352
Yükümlülükler						
Bankalararası Mevduat	463.380	328.446	74.362	415	-	866.603
Diğer Mevduat	11.145.474	2.781.225	1.007.044	449.458	92.433	15.475.634
Diğer Mali Kuruluşlardan Sağlanan Fonlar	210.409	550.913	1.033.910	701.358	1.035.525	3.532.115
İhraç Edilen Menkul Değerler	-	-	-	-	-	-
Muhtelif Borçlar	53.896	-	-	-	-	53.896
Diğer Yükümlülükler (***)	916.441	93.246	330.977	225.333	3.641.107	5.207.104
Toplam Yükümlülükler	12.789.600	3.753.830	2.446.293	1.376.564	4.769.065	25.135.352
Net Likidite Açığı	(7.944.889)	(1.304.058)	1.971.921	5.382.936	1.020.346	-
Önceki Dönem - 31 Aralık 2002						
Toplam Aktifler (**)	6.694.912	1.966.493	3.439.946	7.366.863	7.125.909	27.483.275
Toplam Yükümlülükler	14.539.462	3.818.852	1.696.023	2.171.668	5.257.270	27.483.275
Net Likidite Açığı	(7.844.550)	(1.852.359)	1.743.923	5.195.195	1.868.638	-

NOT: İlgili tebliğ gereğince "Aktif ve pasif kalemlerin kalan vadelerine göre gösterimi" tablosunda format değişikliği yapılamadığı için:

(*) 1 aya kadar vadeye sahip kalemler "vadesiz" sütununda gösterilmiştir. Bu kalemlere ilişkin tutarlar cari dönem ve önceki dönem için aşağıda belirtilmiştir.

	Cari Dönem – 31 Mart 2003	Önceki Dönem – 31 Aralık 2002
Varlıklar	3.088.722	2.474.974
Yükümlülükler	10.298.520	11.529.665

(**) İştirakler, bağlı ortaklıklar, maddi ve maddi olmayan duran varlıklar toplamı yukarıdaki tabloda "Toplam" sütununa dahil edilmiş, ancak vade dağılımı olarak hiç bir sütunda gösterilmemiştir; dolayısıyla bu kalemler için diğer sütunların toplamı "Toplam" sütununda belirtilen tutarlarla uyumlu değildir. Bunlarla ilgili cari dönem ve önceki dönem tutarları sırasıyla 873.744 TL ve 889.152 TL'dir.
(***) Özkaynaklar 1 yıl ve üzeri sütununda gösterilmiştir.

BEŞİNCİ BÖLÜM
KONSOLİDE OLMAYAN MALİ TABLOLARA İLİŞKİN AÇIKLAMA VE DİPNOTLAR

I. AKTİF KALEMLERE İLİŞKİN AÇIKLAMA VE DİPNOTLAR

a. T.C. Merkez Bankası Hesabına İlişkin Bilgiler:

	Cari Dönem 31 Mart 2003	Önceki Dönem 31 Aralık 2002
Vadesiz Serbest Tutar	1.311	1.025
Vadeli Serbest Tutar	-	-
Toplam	1.311	1.025

b. Alım satım amaçlı menkul değerlere ilişkin ilave bilgiler, net değerleriyle :

1. Teminata verilen / bloke edilen alım satım amaçlı menkul değerlere ilişkin bilgiler:
Teminata verilen alım satım amaçlı menkul değerler TL devlet tahvillerinden oluşmaktadır.

	Cari Dönem 31 Mart 2003		Önceki Dönem 31 Aralık 2002	
	TL	YP	TL	YP
Hisse Senetleri	-	-	-	-
Bono, Tahvil ve Benzeri Menkul Değerler	326.117	189.067	372.720	174.762
Diğer	-	-	-	-

2. Repo işlemlerine konu olan alım satım amaçlı menkul değerler:

	Cari Dönem 31 Mart 2003		Önceki Dönem 31 Aralık 2002	
	TL	YP	TL	YP
Devlet Tahvili	351.793	-	413.945	-
Hazine Bonosu	-	-	-	-
Diğer Borçlanma Senetleri	-	-	-	-
Banka Bonoları ve Banka Garantili Bonolar	-	-	-	-
Varlığa Dayalı Menkul Kıymetler	-	-	-	-
Diğer	-	-	-	-

c. Satılmaya hazır menkul değerlere ilişkin bilgiler:

1. Satılmaya hazır menkul değerlerin türleri :

Satılmaya hazır menkul değerler TL ve YP devlet iç borç tahvilleri, TL hazine bonoları ve Banka'nın % 10'dan daha düşük oranda pay sahibi olduğu kuruluşların hisse senetlerinden oluşmaktadır.

2. Satılmaya hazır menkul değerlere ilişkin bilgiler:

	Cari Dönem 31 Mart 2003	Önceki Dönem 31 Aralık 2002
Borçlanma Senetleri	5.977.335	6.053.043
Borsada İşlem Gören	4.062.229	4.294.693
Borsada İşlem Görmeyen (*)	1.915.106	1.758.350
Hisse Senetleri	51.684	51.400
Borsada İşlem Gören	47.449	47.448
Borsada İşlem Görmeyen	4.235	3.952
Değer Azalma Karşılığı (-)	(44.408)	(42.830)
Toplam	5.984.611	6.061.613

(*) Borsaya kote oldukları halde ilgili dönem sonlarında Borsada işlem görmeyen borçlanma senetlerini ifade etmektedir.

3. Teminat olarak gösterilen satılmaya hazır menkul değerlerin özellikleri ve defter değeri :

Teminat olarak gösterilen satılmaya hazır menkul değerler TL ve YP devlet tahvili ve hazine bonolarından oluşmaktadır. Bu menkul değerlerin 750.132 TL tutarındaki maliyet ve 168.084 TL tutarındaki birikmiş faiz reeskontu olarak ifade edilen defter değerleri toplamı 918.216 TL'dir.

4. Teminata verilen / bloke edilen satılmaya hazır menkul değerlere ilişkin bilgiler, elde etme maliyetleri ile gösterilmiştir:

	Cari Dönem 31 Mart 2003		Önceki Dönem 31 Aralık 2002	
	TL	YP	TL	YP
Hisse Senetleri	-	-	-	-
Bono, Tahvil ve Benzeri Menkul Değerler	215.010	535.122	241.659	599.635
Diğer	-	-	-	-

5. Repo işlemlerine konu olan satılmaya hazır menkul değerler: Bulunmamaktadır.

d. Kredilere ilişkin açıklamalar:

1. Banka'nın ortaklarına ve mensuplarına verilen her çeşit kredi veya avansın bakiyesine ilişkin bilgiler:

	Cari Dönem 31 Mart 2003		Önceki Dönem 31 Aralık 2002	
	Nakdi	Gayrinakdi	Nakdi	Gayrinakdi
Banka Ortaklarına Verilen Doğrudan Krediler	74.046	16.079	92.695	19.552
Tüzel Kişi Ortaklara Verilen Krediler	74.046	16.079	92.695	19.552
Gerçek Kişi Ortaklara Verilen Krediler	-	-	-	-
Banka Ortaklarına Verilen Dolaylı Krediler	285.318	328.394	269.423	359.264
Banka Mensuplarına Verilen Krediler	3.343	-	2.791	-

2. Birinci ve ikinci grup krediler, diğer alacaklar ile yeniden yapılandırılan ya da yeni bir itfa planına bağlanan krediler ve diğer alacaklara ilişkin bilgiler:

Nakdi Krediler	Standart Nitelikli Krediler ve Diğer Alacaklar		Yakın İzlemedeki Krediler ve Diğer Alacaklar	
	Krediler ve Diğer Alacaklar	Yeniden Yapılandırılan ya da Yeni Bir İtfa Planına Bağlananlar	Krediler ve Diğer Alacaklar	Yeniden Yapılandırılan ya da Yeni Bir İtfa Planına Bağlananlar
İhtisas Dışı Krediler	6.347.628	-	73.465	612
İskonto ve İştira Senetleri	18.117	-	20.111	-
İhracat Kredileri	868.168	-	11.159	612
İthalat Kredileri	-	-	-	-
Mali Kesime Verilen Krediler	641.764	-	-	-
Yurtdışı Krediler	2.215.973	-	-	-
Tüketici Kredileri	423.330	-	7.670	-
Kredi Kartları	356.369	-	21.500	-
Kıymetli Maden Kredisi	-	-	-	-
Diğer	1.823.907	-	13.025	-
İhtisas Kredileri	-	-	-	-
Diğer Alacaklar	-	-	-	-

3. Tüketici kredilerine ilişkin bilgiler:

	Kısa Vadeli	Orta ve Uzun Vadeli	Toplam	Faiz ve Gelir Tahakkuk ve Reeskontları
Tüketici Kredileri-TL	229.111	189.397	418.508	6.649
Konut Kredisi	781	18.011	18.792	371
Otomobil Kredisi	58.020	169.885	227.905	3.727
İhtiyaç Kredisi	118.130	990	119.120	2.472
Personel Kredisi	2.832	511	3.343	79
Diğer Tüketici Kredileri	49.348	-	49.348	-
Tüketici Kredileri-Dövize Endeksli	738	11.754	12.492	23
Konut Kredisi	-	183	183	3
Otomobil Kredisi	686	11.571	12.257	19
İhtiyaç Kredisi	52	-	52	1
Personel Kredisi	-	-	-	-
Diğer Tüketici Kredileri	-	-	-	-
Kredi Kartları	377.869	-	377.869	11.122
Toplam Tüketici Kredileri	607.718	201.151	808.869	17.794

4. Yurtiçi ve yurtdışı kredilerin dağılımı: İlgili kredi müşterilerinin faaliyette bulunduğu yere göre belirtilmiştir.

	Cari Dönem 31 Mart 2003	Önceki Dönem 31 Aralık 2002
Yurtiçi Krediler	6.189.748	6.809.988
Yurtdışı Krediler	231.957	251.575

(Yetkili İmza / Kaşe)
AKBANK T.A.Ş.

5. Bağlı ortaklık ve iştiraklere verilen krediler:

	Cari Dönem 31 Mart 2003	Önceki Dönem 31 Aralık 2002
Bağlı Ortaklık ve İştiraklere Verilen Doğrudan Krediler	352	2.151
Bağlı Ortaklık ve İştiraklere Verilen Dolaylı Krediler	-	-

6. Kredilere ilişkin olarak ayrılan özel karşılıklar:

Özel Karşılıklar	Cari Dönem 31 Mart 2003	Önceki Dönem 31 Aralık 2002
Tahsil İmkanı Sınırlı Krediler ve Diğer Alacaklar İçin Ayrılanlar	7.711	39.469
Tahsili Şüpheli Krediler ve Diğer Alacaklar İçin Ayrılanlar	18.039	7.534
Zarar Niteliğindeki Krediler ve Diğer Alacaklar İçin Ayrılanlar	85.136	80.956

7. Donuk alacaklara ilişkin bilgiler (Net):

7(i). Donuk alacaklardan Banka'ca yeniden yapılandırılan ya da yeni bir itfa planına bağlanan krediler ve diğer alacaklara ilişkin bilgiler: Bulunmamaktadır.

7(ii). Toplam donuk alacak hareketlerine ilişkin bilgiler:

	III. Grup	IV. Grup	V. Grup
	Tahsil İmkanı Sınırlı Krediler ve Diğer Alacaklar	Tahsili Şüpheli Krediler ve Diğer Alacaklar	Zarar Niteliğindeki Kredi ve Diğer Alacaklar
Önceki Dönem Sonu Bakiyesi: 31 Aralık 2002	39.469	7.534	80.956
Dönem İçinde İntikal (+)	8.960	158	218
Diğer Donuk Alacak Hesaplarından Giriş (+)	-	33.624	20.759
Diğer Donuk Alacak Hesaplarına Çıkış (-)	33.624	20.759	651
Dönem İçinde Tahsilat (-)	2.543	1.729	4.237
Parasal Kayıp (-)	4.550	769	8.770
Aktiften Silinen (-)	1	20	3.139
Dönem Sonu Bakiyesi	7.711	18.039	85.136
Özel Karşılık (-)	7.711	18.039	85.136
Bilançodaki Net Bakiyesi	-	-	-

7(iii). Yabancı para olarak kullandırılan kredilerden kaynaklanan donuk alacaklara ilişkin bilgiler:

	III. Grup	IV. Grup	V. Grup
	Tahsil İmkanı Sınırlı Krediler ve Diğer Alacaklar	Tahsili Şüpheli Krediler ve Diğer Alacaklar	Zarar Niteliğindeki Krediler ve Diğer Alacaklar
Cari Dönem: 31 Mart 2003			
Dönem Sonu Bakiyesi	379	11.452	32.404
Özel Karşılık (-)	379	11.452	32.404
Bilançodaki Net Bakiyesi	-	-	-
Önceki Dönem: 31 Aralık 2002			
Dönem Sonu Bakiyesi	30.105	356	19.913
Özel Karşılık (-)	30.105	356	19.913
Bilançodaki Net Bakiyesi	-	-	-

(Yetkili İmza / Kaşe)
AKBANK T.A.Ş.

8. Zarar niteliğindeki krediler ve diğer alacaklar için tasfiye politikasının ana hatları :

Zarar niteliğindeki krediler ve diğer alacaklar kanuni takip ve teminatların nakde dönüştürülmesi yollarıyla tahsil edilmektedir.

e. Vadeye kadar elde tutulacak menkul değerlere ilişkin bilgiler (Net):

1. Vadeye kadar elde tutulacak menkul değerlere ilişkin bilgiler:

31 Mart 2003 tarihi itibariyle vadeye kadar elde tutulacak menkul değerlerin % 96'sı dövize endeksli devlet tahvillerinden; % 4'ü ise TL cinsinden devlet tahvillerinden oluşmaktadır.

	Cari Dönem 31 Mart 2003	Önceki Dönem 31 Aralık 2002
Borçlanma Senetleri	670.949	758.680
Borsada İşlem Görenler	-	-
Borsada İşlem Görmeyenler (*)	670.949	758.680
Değer Azalma Karşılığı (-)	-	-
Toplam	670.949	758.680

(*) Borsaya kote oldukları halde ilgili dönem sonlarında Borsada işlem görmeyen borçlanma senetlerini ifade etmektedir.

2. Vadeye kadar elde tutulacak menkul değerlerin yıl içindeki hareketleri:

	Cari Dönem 31 Mart 2003	Önceki Dönem 31 Aralık 2002
Dönem Başındaki Değer	758.680	6.329.267
Parasal Varlıklarda Meydana Gelen Kur Farkları	(83.663)	-
Yıl İçindeki Alımlar	-	-
Satış, Geri Ödeme Yolu ile Elden Çıkarılanlar veya Diğer Kategorilere Transfer Edilenler (*)	(4.068)	(5.570.587)
Değer Azalışı Karşılığı	-	-
Dönem Sonu Toplamı	670.949	758.680

(*) MUY yürürlüğe girmeden önce menkul değerler "Menkul değerler cüzdanı" ve "Bağlı menkul değerler" olarak iki ayrı grupta takip edilmekteydi. Bu nedenle yukarıdaki tabloda Önceki Dönem sütununda "Satış, geri ödeme yoluyla elden çıkarılanlar veya diğer kategorilere transfer edilenler" tutarı içinde yeni esaslara göre diğer portföylere sınıflandırılan menkul değerler de yer almaktadır.

3(i). Vadeye kadar elde tutulacak menkul değerlerin izlendiği hesaplara ilişkin bilgiler:

Vadeye Kadar Elde Tutulacak Menkul Değerler	Cari Dönem - 31 Mart 2003				Önceki Dönem - 31 Aralık 2002			
	Maliyet Bedeli		Değerlenmiş Tutarı		Maliyet Bedeli		Değerlenmiş Tutarı	
	TP	YP	TP	YP	TP	YP	TP	YP
Teminata Verilen/Bloke Edilen	241.194	-	426.507	-	271.088	-	451.274	-
Repo İşlemlerine Konu Olan	-	-	-	-	-	-	-	-
Yapısal Pozisyon Olarak Tutulan	-	-	-	-	-	-	-	-
Menkul Kıymet Ödünç Piyasasından Alacaklar	-	-	-	-	-	-	-	-
Menkul Kıymet Ödünç Piyasası Teminatları	-	-	-	-	-	-	-	-
Diğer (*)	429.755	-	758.682	-	487.592	-	798.551	-

(*) Diğer satırında Banka'nın teminat/bloke veya diğer işlemlere konu etmediği serbest olarak tuttuğu kıymetler gösterilmiştir.

Başaran Nas
Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi
a member of PRICEWATERHOUSECOOPERS
Tarafından Görüldü 20

(Yetkili İmza / Kaşe)
AKBANK T.A.Ş.

3(ii). Teminat olarak gösterilen vadeye kadar elde tutulacak menkul değerlerin başlıca özellikleri :

Teminat olarak gösterilen menkul değerlerin tamamı dövize endeksli devlet tahvillerinden oluşmaktadır.

Teminata verilen/bloke edilen vadeye kadar elde tutulacak menkul değerler:

	Cari Dönem - 31 Mart 2003		Önceki Dönem - 31 Aralık 2002	
	TP	YP	TP	YP
Hisse Senetleri	-	-	-	-
Tahvil ve Benzeri Menkul Değerler	241.194	-	271.088	-
Diğer	-	-	-	-

3(iii). Repo işlemlerine konu olan vadeye kadar elde tutulacak menkul değerler: Bulunmamaktadır.

3(iv). Yapısal pozisyon olarak tutulan vadeye kadar elde tutulacak menkul değerler: Bulunmamaktadır.

f. İştiraklere ilişkin bilgiler (Net):

1. İştiraklerin muhasebeleştirilmesinde kullanılan yöntem: Üçüncü bölümde yer alan II. no'lu dipnotta açıklanmıştır.

2. İştiraklere ilişkin hareket tablosu:

	Cari Dönem 31 Mart 2003	Önceki Dönem 31 Aralık 2002
Dönem Başı Değeri	206.166	147.441
Dönem İçi Hareketler		
Alışlar	-	5.633
Bedelsiz Edinilen Hisse Senetleri	-	55.676
Cari Yıl Payından Alınan Kar	-	-
Satışlar	-	-
Yeniden Değerleme Artışı	-	-
Değer Azalma Karşılıkları	(466)	(5.969)
YP iştiraklerin kur değerlemesinden kaynaklanan artış / (azalış)	(13.871)	3.385
Dönem Sonu Değeri	191.829	206.166
Sermaye Taahhütleri	-	-
Dönem Sonu Sermaye Katılma Payı (%)	-	-

3. İştiraklere yapılan yatırımların değerlemesi:

	Cari Dönem 31 Mart 2003	Önceki Dönem 31 Aralık 2002
Maliyet Değeri İle Değerleme (*)	189.273	203.144
Rayiç Değer İle Değerleme	2.556	3.022
Özsermaye Yöntemi İle Değerleme (**)	-	-

(*) Maliyet bedelinden, varsa ayrılan değer düşüş karşılığı indirildikten sonra hesaplanan ve mali tablolarda yansıtılan değeri ifade etmektedir.
(**) Özsermaye yöntemi kullanılmamıştır.

4. Borsaya kote edilen iştirakler:

	Cari Dönem 31 Mart 2003	Önceki Dönem 31 Aralık 2002
Yurtiçi Borsalara Kote Edilenler	2.556	3.022
Yurtdışı Borsalara Kote Edilenler	-	-

5. Cari dönem içinde elden çıkarılan iştirakler: Bulunmamaktadır.

6. Cari dönem içinde satın alınan iştirakler: Bulunmamaktadır.

g. Bağlı ortaklıklara ilişkin bilgiler (Net):

1. Bağlı ortaklıkların muhasebeleştirilmesinde kullanılan yöntem: Üçüncü bölümde yer alan II no'lu dipnotta açıklanmıştır.

2. Bağlı ortaklıklara ilişkin hareket tablosu:

	Cari Dönem 31 Mart 2003	Önceki Dönem 31 Aralık 2002
Dönem Başı Değeri	138.994	97.303
Dönem İçi Hareketler		
Alışlar	7.616	9.748
Bedelsiz Edinilen Hisse Senetleri	4.990	39.185
Cari Yıl Payından Alınan Kar	-	-
Satışlar	-	(3.127)
Yeniden Değerleme Artışı	-	-
Değer Azalma Karşılıkları	-	(5.565)
YP iştiraklerin kur değerlemesinden kaynaklanan artış / (azalış)	(3.420)	1.450
Dönem Sonu Değeri	148.180	138.994
Sermaye Taahhütleri	-	8.286
Dönem Sonu Sermaye Katılma Payı (%)	-	-

(Yetkili İmza / Kaşe)
AKBANK T.A.Ş.

3. Bağlı ortaklıklara yapılan yatırımların değerlemesi:

	Cari Dönem 31 Mart 2003	Önceki Dönem 31 Aralık 2002
Maliyet Değeri İle Değerleme (*)	148.180	138.994
Rayiç Değer İle Değerleme	-	-
Özsermaye Yöntemi İle Değerleme (**)	-	-

(*) Maliyet bedelinden, varsa ayrılan değer düşüş karşılığı indirildikten sonra hesaplanan ve mali tablolarda yansıtılan değeri ifade etmektedir.
(**) Özsermaye yöntemi uygulanmamıştır.

4. Borsaya kote edilen bağlı ortaklıklar: Bulunmamaktadır.

5. Cari dönem içinde elden çıkarılan bağlı ortaklıklar: Bulunmamaktadır.

6. Cari dönem içinde satın alınan bağlı ortaklıklar: Bulunmamaktadır.

h. Finansal kiralama alacaklarına ilişkin bilgiler (Net): Bulunmamaktadır.

i. Faiz ve gelir tahakkuk ve reeskontlarına ilişkin açıklamalar:

1. Krediler faiz ve gelir tahakkuk ve reeskontlarına ilişkin bilgiler :

	Cari Dönem 31 Mart 2003		Önceki Dönem 31 Aralık 2002	
Kredi Faiz Gelir Tahakkuk Reeskontları	TL	YP	TL	YP
Faiz Tahakkukları	11.512	61	10.378	19
Faiz Reeskontları	40.021	70.428	23.823	64.790
Kredi Komisyon ve Diğer Gelirler Tahakkukları	-	-	-	-
Kredi Komisyon ve Diğer Gelirler Reeskontları	76	8	87	11

2. Diğer faiz ve gelir reeskontlarına ilişkin bilgiler:

	Cari Dönem 31 Mart 2003		Önceki Dönem 31 Aralık 2002	
Diğer Faiz ve Gelir Reeskontları	TL	YP	TL	YP
Alım Satım Amaçlı Menkul Değerlerin	377.440	130.234	440.500	95.497
Satılmaya Hazır Menkul Değerlerin	786.140	81.273	639.984	59.986
Vadeye Kadar Elde Tutulacak Menkul Değerlerin	514.240	-	491.145	-
Ters Repo İşlemleri Faiz Reeskontları	-	-	-	-
Zorunlu Karşılıklar Faiz Reeskontları	17.748	-	18.081	-
Türev Finansal Araçlar Reeskontları	82	71.444	508	88.489
Faiz ve Gelir Reeskontları	-	6.052	-	5.318
Kur Gelir Reeskontları	82	65.392	508	83.171
Finansal Kiralama Gelir Reeskontları	-	-	-	-
Diğer	7.720	36.408	8.599	39.029

j. Diğer aktiflere ilişkin bilgiler:

1. Bilançonun diğer aktifler kalemi 89.290 TL tutarında olup, bilanço dışı taahhütler hariç bilanço toplamının % 10'unu aşmamaktadır.

Başaran Nas
Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi
a member of PRICEWATERHOUSECOOPERS
Tarafından Görüldü 34

(Yetkili İmza / Kaşe)
AKBANK T.A.Ş.

II. PASİF KALEMLERE İLİŞKİN AÇIKLAMA VE DİPNOTLAR

a. Mevduata ilişkin bilgiler

1. Mevduatın vade yapısına ilişkin bilgiler:

1(i). Cari dönem - 31 Mart 2003:

	Vadesiz	7 Gün İhbarlı	1Aya Kadar	1-3 Ay	3-6 Ay	6 Ay-1 Yıl	1 Yıl ve Üstü
Tasarruf Mevduatı	265.640	-	966.190	1.069.296	574.965	96.659	21.350
Döviz Tevdiat Hesabı	1.534.103	-	1.851.953	4.780.762	1.721.313	838.818	589.972
Yurtiçinde Yerleşik Kişiler	1.507.146	-	1.803.157	4.563.758	1.490.198	609.286	182.182
Yurtdışında Yerleşik Kişiler	26.957	-	48.796	217.004	231.115	229.532	407.790
Resmi Kuruluşlar Mevduatı	28.032	-	4	-	10	-	-
Ticari Kuruluşlar Mevduatı	565.286	-	113.487	96.305	13.863	185.730	31.559
Diğer Kuruluşlar Mevduatı	65.326	-	4.242	18.233	16.256	26.208	72
Kıymetli Maden Depo Hesabı	-	-	-	-	-	-	-
Bankalararası Mevduat	32.693	-	92.271	447.213	214.383	79.163	880
TC Merkez Bankası	-	-	-	-	-	-	-
Yurtiçi Bankalar	2.062	-	-	-	1.000	-	-
Yurtdışı Bankalar	2.158	-	92.271	447.213	213.383	79.163	880
Özel Finans Kurumları	28.473	-	-	-	-	-	-
Diğer	-	-	-	-	-	-	-
Toplam	2.491.080	-	3.028.147	6.411.809	2.540.790	1.226.578	643.833

1(ii). Önceki dönem - 31 Aralık 2002:

	Vadesiz	7 Gün İhbarlı	1Aya Kadar	1-3 Ay	3-6 Ay	6 Ay-1 Yıl	1 Yıl ve Üstü
Tasarruf Mevduatı	301.814	-	1.058.883	1.483.498	430.145	101.831	26.243
Döviz Tevdiat Hesabı	1.977.823	-	2.458.472	5.361.426	2.002.468	766.383	630.665
Yurtiçinde Yerleşik Kişiler	1.945.344	-	2.449.987	5.110.360	1.818.591	605.289	200.048
Yurtdışında Yerleşik Kişiler	32.479	-	8.485	251.066	183.877	161.094	430.617
Resmi Kuruluşlar Mevduatı	7.258	-	49	-	11	1	-
Ticari Kuruluşlar Mevduatı	587.028	-	271.978	142.528	37.062	208.587	44.658
Diğer Kuruluşlar Mevduatı	72.460	-	29.075	78.857	12.155	33.801	84
Kıymetli Maden Depo Hesabı	-	-	-	-	-	-	-
Bankalararası Mevduat	63.380	-	7.440	250.598	161.443	43.664	986
TC Merkez Bankası	-	-	-	-	-	-	-
Yurtiçi Bankalar	670	-	-	-	-	2.248	-
Yurtdışı Bankalar	3.579	-	7.440	250.598	161.443	41.416	986
Özel Finans Kurumları	59.131	-	-	-	-	-	-
Diğer	-	-	-	-	-	-	-
Toplam	3.009.763	-	3.825.897	7.316.907	2.643.284	1.154.267	702.636

(Yetkili İmza / Kaşe)
AKBANK T.A.Ş.

2. Mevduat sigortasına ilişkin bilgiler:

2(i). Mevduat sigortası kapsamında bulunan ve mevduat sigortası limitini aşan tasarruf mevduatına ilişkin bilgiler:

Tasarruf Mevduatı	Mevduat Sigortası Kapsamında Bulunan		Mevduat Sigortası Limitini Aşan	
	Cari Dönem 31 Mart 2003	Önceki Dönem 31 Aralık 2002	Cari Dönem 31 Mart 2003	Önceki Dönem 31 Aralık 2002
Tasarruf Mevduatı	1.799.578	1.873.230	1.194.522	1.529.184
Tasarruf Mevduatı Niteliğini Haiz DTH	4.643.683	5.370.878	4.458.942	5.303.324
Tasarruf Mevduatı Niteliğini Haiz Diğ.H.	-	-	-	-
Yurtdışı Şubelerde Bulunan Yabancı Mercilerin Sigortasına Tabi Hesaplar	734.615	593.325	-	-
Kıyı Bankacılığı Bölgelerindeki Şubelerde Bulunan Yabancı Mercilerin Sigortasına Tabi Hesaplar	-	-	-	-

2(ii). Mevduat sigortası kapsamında bulunmayan tasarruf mevduatı:

	Cari Dönem 31 Mart 2003	Önceki Dönem 31 Aralık 2002
Yurtdışı Şubelerde Bulunan Tasarruf Mevduatı	-	-
Kıyı Bankacılığı Bölgelerindeki Şubelerde Bulunan Tasarruf Mevduatı	-	-

Yurtdışı şubelerdeki tasarruf mevduatı mevzuat gereği "Tasarruf mevduatı sigorta fonu" kapsamında olmayıp; yurtdışındaki yasal mevzuata uygun olarak sigorta korumasına tabidir. Yukarıdaki tabloda görüldüğü üzere Banka'nın yurtdışı şubelerinde sigorta kapsamında olmayan tasarruf mevduatı bulunmamaktadır.

b. Repo işlemlerinden sağlanan fonlara ilişkin bilgiler:

	Cari Dönem 31 Mart 2003		Önceki Dönem 31 Aralık 2002	
	TP	YP	TP	YP
Yurtiçi İşlemlerden	515.814	-	526.272	-
Mali Kurum ve Kuruluşlar	-	-	-	-
Diğer Kurum ve Kuruluşlar	265.315	-	274.390	-
Gerçek Kişiler	250.499	-	251.882	-
Yurtdışı İşlemlerden	3.192	-	1.470	-
Mali Kurum ve Kuruluşlar	3.146	-	1.418	-
Diğer Kurum ve Kuruluşlar	-	-	-	-
Gerçek Kişiler	46	-	52	-

c. Alınan kredilere ilişkin bilgiler:

	Cari Dönem 31 Mart 2003		Önceki Dönem 31 Aralık 2002	
	TP	YP	TP	YP
Kısa Vadeli	11.433	2.057.727	15.554	1.918.522
Orta ve Uzun Vadeli	-	1.462.955	-	1.684.235

Başaran Nas Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi
a member of PRICEWATERHOUSECOOPERS
Tarafından Görüldü 2U

(Yetkili İmza / Kaşe)

Banka'nın fon kaynaklarını oluşturan yükümlülükleri mevduat ve alınan kredilerdir. Mevduat Banka'nın en önemli fon kaynağıdır ve geniş bir tabana yayılmış istikrarlı yapısıyla herhangi bir risk yoğunlaşması arzetmemektedir. Alınan krediler sendikasyon, seküritizasyon, money market, post-finansman gibi farklı özellikleri ve vade-faiz yapıları olan, değişik finansal kuruluşlardan sağlanan fonlardan oluşmaktadır. Banka'nın fon kaynaklarında risk yoğunlaşması bulunmamaktadır.

d. **İhraç edilen menkul değerlere ilişkin açıklamalar :** Bulunmamaktadır.

e. **Fonlara ilişkin açıklamalar:** Bulunmamaktadır.

f. **Muhtelif borçlara ilişkin açıklamalar:**

	Cari Dönem 31 Mart 2003	Önceki Dönem 31 Aralık 2002
Alınan Nakdi Teminatların Tutarı	1.084	1.088

Alınan nakdi teminatlar kredilendirme işlemleri ile ilgilidir.

g. **Diğer yabancı kaynaklar:** Bilançonun diğer yabancı kaynaklar kalemi 69.251 TL olup, bilanço toplamının %10'unu aşmamaktadır.

h. **Finansal kiralama sözleşmelerine ilişkin bilgiler :**

Finansal kiralama işlemlerinden doğan yükümlülüklere ilişkin açıklamalar:

	Cari Dönem 31 Mart 2003		Önceki Dönem 31 Aralık 2002	
	Brüt	Net	Brüt	Net
1 Yıldan Az	6.788	6.011	7.873	5.476
1-4 Yıl Arası	11.524	10.706	15.010	13.978
4 Yıldan Fazla	-	-	-	-
Toplam	18.312	16.717	22.883	19.454

i. **Faiz ve gider reeskontlarına ilişkin bilgiler:**

	Cari Dönem 31 Mart 2003		Önceki Dönem 31 Aralık 2002	
	TL	YP	TL	YP
Mevduat Faiz Reeskontları	165.128	50.422	114.843	50.799
Kullanılan Kredi Faiz Reeskontları	1.450	20.339	1.756	17.182
Tahviller Faiz Reeskontları	-	-	-	-
Repo İşlemleri Faiz Reeskontları	922	-	888	-
Türev Finansal Araçlar Reeskontları	3.062	404	135	154
Faiz ve Gider Reeskontları	-	404	-	154
Kur Gider Reeskontları	3.062	-	135	-
Diğer Faiz ve Gider Reeskontları	67.798	250.696	68.041	204.872

Başaran Nas
~~Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi~~
a member of
PRICEWATERHOUSECOOPERS
Tarafından Görüldü 2U

(Yetkili İmza / Kaşe)
AKBANK T.A.Ş.

j. Karşılıklara ve sermaye benzeri kredilere ilişkin açıklamalar:

1. Genel karşılıklara ilişkin bilgiler:

	Cari Dönem 31 Mart 2003	Önceki Dönem 31 Aralık 2002
Genel Karşılıklar	28.241	34.317
I. Grup Kredi ve Alacaklar İçin Ayrılanlar	20.708	22.634
II. Grup Kredi ve Alacaklar İçin Ayrılanlar	370	447
Gayrinakdi Krediler İçin Ayrılanlar	1.926	2.002
Diğer	5.237	9.234

2. Muhtemel riskler için ayrılan serbest karşılıklara ilişkin bilgiler: Banka bütün riskler için %100 karşılık ayırmıştır; dolayısıyla bunların yanında ek olarak "Muhtemel riskler" için ayrı bir karşılık ayırmasına gerek bulunmamaktadır.

3. Sermaye benzeri kredilere ilişkin bilgiler:

	Cari Dönem 31 Mart 2003		Önceki Dönem 31 Aralık 2002	
	TP	YP	TP	YP
Yurtiçi Bankalardan	-	-	-	-
Yurtiçi Diğer Kuruluşlardan	-	-	-	-
Yurtdışı Bankalardan	-	-	-	-
Yurtdışı Diğer Kuruluşlardan	-	4.615	-	4.966

k. Özkaynaklara ilişkin bilgiler:

1. Ödenmiş sermayenin gösterimi (Nominal olarak; enflasyona göre düzeltilmemiş tutarlar):

	Cari Dönem 31 Mart 2003	Önceki Dönem 31 Aralık 2002
Hisse Senedi Karşılığı	816.000	816.000
İmtiyazlı Hisse Senedi Karşılığı	-	-

2. Ödenmiş sermaye tutarı, bankada kayıtlı sermaye sisteminin uygulanıp uygulanmadığı hususunun açıklanması ve bu sistem uygulanıyor ise kayıtlı sermaye tavanı (Nominal olarak; enflasyona göre düzeltilmemiş tutarlar):

Sermaye Sistemi	Ödenmiş Sermaye	Tavan
Kayıtlı Sermaye	816.000	1.200.000

3. Cari dönem içinde yapılan sermaye artırımları ve kaynakları ile arttırılan sermaye payına ilişkin diğer bilgiler: Bulunmamaktadır.

4. Cari dönem içinde yeniden değerleme fonlarından sermayeye ilave edilen kısma ilişkin bilgiler: Bulunmamaktadır.

(Yetkili İmza / Kaşe)

5. Son mali yılın ve onu takip eden ara dönemin sonuna kadar olan sermaye taahhütleri, bu taahhütlerin genel amacı ve bu taahhütler için gerekli tahmini kaynaklar:

   Sermaye taahhütü bulunmamaktadır.

6. Banka'nın gelirleri, kârlılığı ve likiditesine ilişkin geçmiş dönem göstergeleri ile bu göstergelerdeki belirsizlikler dikkate alınarak yapılacak öngörülerin, Banka'nın özkaynakları üzerindeki tahmini etkileri :

   Banka faaliyetlerini yüksek karlılıkla sürdürmekte ve dönem karlarının büyük bölümünü sermaye artırımı veya yedeklere aktarım şeklinde özkaynaklar içinde muhafaza etmektedir. Öte yandan Banka'nın özkaynaklarının çok küçük bir bölümü sabit kıymet ve iştirakler gibi sabit yatırımlara yönlendirilmiş olup Banka'nın serbest özsermayesi oldukça yüksektir ve; likit ve getirili aktiflerde değerlendirilmektedir. Tüm bu hususlar dikkate alındığında Banka'nın özkaynakları sürekli güçlenmektedir.

7. Sermayeyi temsil eden hisse senetlerine tanınan imtiyazlara ilişkin özet bilgiler :

   Bulunmamaktadır.

l. Hisse senedi ihraç primleri, hisseler ve sermaye araçları:

	Cari Dönem 31 Mart 2003	Önceki Dönem 31 Aralık 2002
Hisse Senedi Sayısı (Bin)	816.000.000	816.000.000
İmtiyazlı Hisse Senedi	-	-
Hisse Senedi İhraç Primi	-	-
Hisse Senedi İptal Kârı	-	-
Diğer Sermaye Araçları	-	-
Toplam Hisse Senedi İhracı	816.000.000	816.000.000

m. Sermayede ve/veya oy hakkında %10 ve bunun üzerinde paya sahip kişi ve kuruluşlara ilişkin açıklamalar:

Ad Soyad/Ticari Ünvanı	Pay Tutarları (Nominal)	Pay Oranları	Ödenmiş Paylar (Nominal)	Ödenmemiş Paylar
Hacı Ömer Sabancı Holding A.Ş.	268.201	%32,87	268.201	-

n. Kar dağıtımı: (Tutarlar TL'nin 31 Aralık 2002 tarihindeki satın alma gücüyle ifade edilmiştir.)

Banka'nın Olağan Genel Kurul Toplantısı 26 Mart 2003'te yapılmıştır. Olağan Genel Kurul Toplantısı'nda 2002 yılı faaliyetlerinden sağlanan 685.448 TL net karın 101.840 TL'sinin Banka ortaklarına, kurucu ve intifa paylarına nakit temettü olarak dağıtılmasına, 384.000 TL'sinin ortaklara bedelsiz hisse senedi ihracı yoluyla ödenmiş sermayeye eklenmesine, kalan 199.608 TL'nin yasal ve olağanüstü yedekler olarak ayrılmasına karar verilmiştir.

Mali tabloların hazırlandığı tarih itibariyle nakit temettünün tamamına yakını ödenmiştir. Sermaye arttırımı ile ilgili gerekli başvurular yapılmıştır, işlemler devam etmektedir.

III. GELİR TABLOSUNA İLİŞKİN AÇIKLAMA VE DİPNOTLAR

a. Faiz gelirlerine ilişkin bilgiler :

1. İştirak ve bağlı ortaklıklardan alınan faiz gelirlerine ilişkin bilgiler :

	Cari Dönem 31 Mart 2003	Sınırlı Denetimden Geçmemiş Önceki Dönem 31 Mart 2002
İştirak ve Bağlı Ortaklıklardan Alınan Faizler	344	1.520

2. Finansal kiralama gelirlerine ilişkin bilgiler : Bulunmamaktadır.

3. Ters repo işlemlerinden alınan faizler:

	Cari Dönem 31 Mart 2003		Sınırlı Denetimden Geçmemiş Önceki Dönem 31 Mart 2002	
	TP	YP	TP	YP
Ters Repo İşlemlerinden Alınan Faizler	-	-	93	-

b. Faiz giderlerine ilişkin bilgiler :

1. İştirakler ve bağlı ortaklıklara verilen faiz giderlerine ilişkin bilgiler :

	Cari Dönem 31 Mart 2003	Sınırlı Denetimden Geçmemiş Önceki Dönem 31 Mart 2002
İştirak ve Bağlı Ortaklıklara Verilen Faizler	82	416

2. Finansal kiralama giderlerine ilişkin bilgiler :

	Cari Dönem 31 Mart 2003	Sınırlı Denetimden Geçmemiş Önceki Dönem 31 Mart 2002
Finansal Kiralama Giderleri	218	622

(Yetkili İmza / Kaşe)
AKBANK T.A.Ş.

3. Mevduata ödenen faizin vade yapısına göre gösterimi :

Hesap Adı	Vadesiz Mevduat	Vadeli Mevduat					Toplam
		1 Aya Kadar	3 Aya Kadar	6 Aya Kadar	1 Yıla Kadar	1 Yıldan Uzun	
Türk Parası							
Bankalar Mevduatı	5	554	2.650	2.664	476	5	6.354
Tasarruf Mevduatı	852	102.524	143.105	49.542	11.812	2.894	310.729
Resmi Mevduat	25	-	-	-	-	-	25
Ticari Mevduat	655	7.535	6.395	920	12.333	2.095	29.933
Diğer Mevduat	86	11.842	17.390	3.484	-	3.683	36.485
7 Gün İhbarlı Mevduat	-	-	-	-	-	-	-
Toplam	1.623	122.455	169.540	56.610	24.621	8.677	383.526
Yabancı Para							
DTH	132	11.617	37.441	14.119	8.773	5.477	77.559
7 Gün İhbarlı Mevduat	-	-	-	-	-	-	-
Kıymetli Maden	-	-	-	-	-	-	-
Toplam	132	11.617	37.441	14.119	8.773	5.477	77.559
Genel Toplam	1.755	134.072	206.981	70.729	33.394	14.154	461.085

4. Repo işlemlerine verilen faiz tutarı:

	Cari Dönem 31 Mart 2003		Sınırlı Denetimden Geçmemiş Önceki Dönem 31 Mart 2002	
	TP	YP	TP	YP
Repo İşlemlerine Verilen Faizler	54.592	-	65.079	-

Repo işlemlerine verilen faizler Gelir Tablosu'nda "Para piyasasına verilen faizler" hesabında yer almaktadır.

c. Yatırım amaçlı menkul değerlerden elde edilen net gelirler:

	Cari Dönem 31 Mart 2003	Sınırlı Denetimden Geçmemiş Önceki Dönem (*) 31 Mart 2002
Satılmaya Hazır Menkul Değerlerden	346.388	-
Vadeye Kadar Elde Tutulacak Menkul Değerlerden	81.618	-
Toplam	428.006	-

(*) 31 Mart 2002 tarihi itibariyle portföy sınıflamasına bakılmaksızın tüm menkul değerlerden alınan faizler "Menkul değerlerden alınan faizler" olarak tek bir hesapta yansıtılmaktaydı. Bu nedenle yukarıdaki tabloda istenen önceki dönem bilgisi verilmemiştir.

d. Diğer faaliyet gelirlerine ilişkin bilgiler:

Diğer faaliyet gelirleri arasında olağandışı kalemlerden kaynaklanan gelirler bulunmamaktadır.

e. Kredi ve diğer alacaklara ilişkin karşılık giderleri:

	Cari Dönem 31 Mart 2003	Sınırlı Denetimden Geçmemiş Önceki Dönem 31 Mart 2002
Kredi ve Diğer Alacaklara İlişkin Özel Karşılıklar	9.336	9.607
Teminatsız	8.566	6.962
Diğer Gruplar	770	2.645
Genel Karşılık Giderleri	-	-
Menkul Değerler Değer Düşüklüğü Giderleri	2	14
Değer Düşüş Karşılığı Giderleri (*)	-	-
Diğer	-	-

(*) İştirakler, bağlı ortaklıklar ve vadeye kadar elde tutulacak menkul değerler değer düşüş karşılığı giderleri.

f. Bağlı ortaklık ve iştiraklerden elde edilen gelir ve giderler:

1. Bağlı ortaklık ve iştiraklerden elde edilen gelir ve giderler:

	Cari Dönem (*) 31 Mart 2003	Sınırlı Denetimden Geçmemiş Önceki Dönem (*) 31 Mart 2002
Bağlı Ortaklıklara İlişkin Kâr ve Zarar (+/-)	1.230	10.067
İştiraklere İlişkin Kâr ve Zarar (+/-)	1.295	13.746

(*) İştirak ve bağlı ortaklıklardan alınan temettü gelirlerini göstermektedir.

2. Özsermaye yönteminin kullanıldığı iştiraklerdeki yatırımlardan doğan kâr ya da zarardaki pay:

   Banka'nın konsolide olmayan mali tablolarında iştirak ve bağlı ortaklıklar için özsermaye yöntemi uygulanmamaktadır.

3. Banka'nın dahil olduğu risk grubundaki gerçek ve tüzel kişilerle yapılan işlemlerden kaynaklanan kâr ve zarara ilişkin bilgiler:

   Söz konusu bilgiler "VI. Banka'nın dahil olduğu risk grubu ile ilgili açıklama ve dipnotlar" bölümünde açıklanmıştır.

g. Cari dönemde önemli etkide bulunan veya takip eden dönemlerde önemli etkide bulunacağı beklenen muhasebe tahminindeki bir değişikliğin niteliği ve tutarı :

Cari dönemde muhasebe tahminlerinde yapılan değişiklik yoktur.

h. Diğer faaliyet giderleri:

31 Mart 2002 tarihi itibariyle sınırlı denetimden geçmemiş gelir tablosunda diğer faaliyet giderleri tutarı 386.857 TL'dir. Bunun en önemli nedeni bir önceki dönem olan 31 Mart 2002 tarihi itibariyle kurların yılın başına göre düşmesi nedeniyle dövize endeksli takas kıymetlerinde oluşan kur farkı zararının ilgili mevzuat uyarınca "Diğer faaliyet giderleri"nde gösterilmiş olmasıdır. "Diğer faaliyet giderleri"ne dahil edilen yaklaşık 184.000 TL tutarındaki kur farkı zararı hariç tutulduğunda 31 Mart 2002 tarihi itibariyle sınırlı denetimden geçmemiş gelir tablosunda "Diğer faaliyet giderleri" yaklaşık 202.857 TL olmaktadır.

IV. NAZIM HESAPLARA İLİŞKİN AÇIKLAMA VE DİPNOTLAR

a. Şarta bağlı yükümlülüklerle ilgili bilgiler:

1. Birlikte kontrol edilen ortaklıklarla ilgili şarta bağlı yükümlülükler:

   Banka'nın birlikte kontrol edilen ortaklığı bulunmamaktadır.

2. Şarta bağlı varlık ve yükümlülüklerin muhasebeleştirilmesi, mali tablolarda belirtilmesi ya da belirtilmemesi kararı şarta bağlı olayın gerçekleşme olasılığı gözönünde bulundurularak verilir.

   2(i). Şarta bağlı varlık için; şartın gerçekleşme olasılığı kesine yakınsa bu varlık muhasebeleştirilerek mali tablolara yansıtılır; şartın gerçekleşme olasılığı fazla ise bu varlık dipnotlarda açıklanır.

   2(ii). Şarta bağlı yükümlülük için şartın gerçekleşme olasılığı fazla ise ve güvenilir olarak ölçülebiliyorsa karşılık ayrılarak mali tablolara yansıtılır; şartın gerçekleşme olasılığı güvenilir olarak ölçülemiyorsa bu yükümlülük dipnotlarda açıklanır. Şarta bağlı yükümlülük için, şartın gerçekleşme olasılığı yoksa veya az ise bu yükümlülük dipnotlarda açıklanır.

   Bu kapsamda Banka aleyhine açılan bazı davaları şarta bağlı yükümlülük olarak nitelendirmiş ve bunlar için 3.127 TL tutarında karşılık ayırmıştır. Bunlar dışında şarta bağlı varlık veya yükümlülükler bulunmamaktadır.

b. Bilanço dışı yükümlülüklere ilişkin açıklama:

1. Gayri kabili rücu nitelikteki kredi taahhütlerinin türü ve miktarı: 3.001.879 TL tutarında kredi kartlarına verilen harcama limiti taahhütü bulunmaktadır.

2. Bilanço dışı kalemlerden kaynaklanan muhtemel zararların ve taahhütlerin yapısı ve tutarı:

   Bilanço dışı kalemlerden kaynaklanan muhtemel zararlar bulunmamaktadır. Bilanço dışı yükümlülüklerden oluşan taahhütler "Bilanço Dışı Yükümlülükler Tablosu"nda gösterilmiştir.

   2(i). Garantiler, banka aval ve kabulleri ve mali garanti yerine geçen teminatlar ve diğer akreditifler dahil gayrinakdi krediler:

Banka kabul kredileri	:	5.319
Akreditifler	:	670.659
Diğer garantiler	:	199
Toplam	:	676.177

2(ii). Kesin teminatlar, geçici teminatlar, kefaletler ve benzeri işlemler:

Geçici teminat mektupları	70.271
Kesin teminat mektupları	812.665
Avans teminat mektupları	64.612
Gümrüklere verilen teminat mektupları	220.901
Diğer teminat mektupları	83.372
Toplam	1.251.821

c. Gayrinakdi kredilerin toplam tutarı:

1. Gayrinakdi kredilerin toplam tutarı:

	Cari Dönem 31 Mart 2003	Önceki Dönem 31 Aralık 2002
Nakit Kredi Teminine Yönelik Olarak Açılan Gayrinakdi Krediler	80.688	93.314
Bir Yıl veya Daha Az Süreli Asıl Vadeli	35.428	50.060
Bir Yıldan Daha Uzun Süreli Asıl Vadeli	45.260	43.254
Diğer Gayrinakdi Krediler	1.847.310	1.911.061
Toplam	1.927.998	2.004.375

2. Maddi duran varlık üzerindeki rehin, ipotek ve varsa diğer kısıtlamalar, maddi duran varlık alımı için verilen taahhütler:

Maddi duran varlıklar üzerinde rehin, ipotek veya diğer kısıtlamalar yoktur. Maddi duran varlık alımı için verilen taahhütler yoktur.

d. Bankaların uluslararası derecelendirme kuruluşlarına yaptırmış oldukları derecelendirmeye ilişkin özet bilgiler:

Mart 2003'te piyasalarda yaşanan olumsuz koşulların etkisiyle Fitch Ratings, Türkiye Cumhuriyeti uzun vadeli Türk Lirası ve Yabancı Para ülke notunu "B(-)"ye indirmiştir. Bu gelişmeyle birlikte Akbank'ın Aralık 2002'de "B" olan uzun vadeli Yabancı Para notu Mart 2003'te "B(-)"ye gerilemiş, kısa vadeli Yabancı Para notu "B" olarak teyit edilmiştir. Aralık 2002'de "B(+)" olan uzun vadeli Türk Lirası notu Mart 2003'te "B"ye inmiştir; ancak buna rağmen Akbank'ın notu ülke notunun üzerinde kalmaya devam etmiştir.

Söz konusu kuruluşların verdikleri derecelendirmeler aşağıdaki tabloda gösterilmektedir.

FITCH RATINGS
Mart 2003 Derecelendirmesi

	Not
Yabancı Para Taahhütler	
Uzun Vadeli	B-
Kısa Vadeli	B
Görünüm	Negatif
Türk Lirası Taahhütler	
Uzun Vadeli	B
Kısa Vadeli	B
Görünüm	Negatif
Ulusal	
Uzun Vadeli	A+ (tur)
Görünüm	Negatif
Bireysel Derecelendirme	C
Destek Notu	4T

MOODY'S
Temmuz 2002 Derecelendirmesi

	Not
Finansal Güç Notu	D+
Yabancı Para Uzun Vadeli Mevduat Notu	B3
Türk Lirası Uzun Vadeli Mevduat Notu	Baa2
Türk Lirası Kısa Vadeli Mevduat Notu	Prime-2
Görünüm	Pozitif

V. NAKİT AKIM TABLOSUNA İLİŞKİN AÇIKLAMA VE DİPNOTLAR

a. Nakit ve nakde eşdeğer varlıklara ilişkin bilgiler:

1. Nakit ve nakde eşdeğer varlıkları oluşturan unsurlar, bu unsurların belirlenmesinde kullanılan muhasebe politikası:

   Kasa ve efektif deposu ile T.C. Merkez Bankası dahil bankalardaki vadesiz mevduat "Nakit" olarak; orjinal vadesi üç aydan kısa olan bankalararası para piyasası plasmanları ve bankalardaki vadeli depolar "Nakde eşdeğer varlık" olarak tanımlanmaktadır.

2. Muhasebe politikasında yapılan herhangi bir değişikliğin etkisi: Bulunmamaktadır.

3. Nakit ve nakde eşdeğer varlıkları oluşturan unsurların bilançoda kayıtlı tutarları ile nakit akım tablosunda kayıtlı tutarları arasındaki mutabakat:

   3(i). Dönem başındaki nakit ve nakde eşdeğer varlıklar:

	Cari Dönem 31 Mart 2003	Sınırlı Denetimden Geçmemiş Önceki Dönem 31 Mart 2002
Nakit	**382.267**	**874.918**
Kasa ve Efektif Deposu	269.012	308.512
Bankalardaki Vadesiz Mevduat	113.255	566.406
Nakde Eşdeğer Varlıklar	**3.389.415**	**4.879.629**
Bankalararası Para Piyasası	2.126.732	2.440.063
Bankalardaki Vadeli Depo	1.262.683	2.439.566
Toplam Nakit ve Nakde Eşdeğer Varlık	**3.771.682**	**5.754.547**

Önceki dönemde gerçekleşen işlemler neticesinde bulunan toplam değer, cari dönem başındaki nakit ve nakde eşdeğer varlıklar toplamını verir.

   3(ii). Dönem sonundaki nakit ve nakde eşdeğer varlıklar:

	Cari Dönem 31 Mart 2003	Sınırlı Denetimden Geçmemiş Önceki Dönem 31 Mart 2002
Nakit	**399.346**	**524.709**
Kasa ve Efektif Deposu	239.068	204.604
Bankalardaki Vadesiz Mevduat	160.278	320.105
Nakde Eşdeğer Varlıklar	**2.000.508**	**3.370.164**
Bankalararası Para Piyasası	1.601.371	2.006.604
Bankalardaki Vadeli Depo	399.137	1.363.560
Toplam Nakit ve Nakde Eşdeğer Varlık	**2.399.854**	**3.894.873**

b. Banka'nın elinde bulunan ancak, yasal sınırlamalar veya diğer nedenlerle Banka'nın serbest kullanımında olmayan nakit ve nakde eşdeğer varlık mevcuduna ilişkin bilgi:

Yurtdışından sağlanan seküritizasyon kredileri ile ilgili olarak vadesiz ve üç aydan kısa vadeli banka mevduatı içerisinde yer alan toplam 54.213 TL tutarında serbest olmayan depo mevcuttur.

(Yetkili İmza / Kaşe)
AKBANK T.A.Ş.

VI. BANKA'NIN DAHİL OLDUĞU RİSK GRUBU İLE İLGİLİ AÇIKLAMA VE DİPNOTLAR

a. Banka'nın dahil olduğu risk grubuna ilişkin işlemlerin hacmi, dönem sonunda sonuçlanmamış kredi ve mevduat işlemleri, döneme ilişkin gelir ve giderler:

1. Cari dönem - 31 Mart 2003:

Banka'nın Dahil Olduğu Risk Grubu*	İştirak ve Bağlı Ortaklıklar		Banka'nın Doğrudan ve Dolaylı Ortakları		Risk Grubuna Dahil Olan Diğer Unsurlar	
	Nakdi	G.Nakdi	Nakdi	G.Nakdi	Nakdi	G.Nakdi
Krediler ve Diğer Alacaklar						
Dönem Başı Bakiyesi	74	25.877	362.118	378.816	2.107	9.706
Dönem Sonu Bakiyesi	83	23.185	359.364	344.473	578	8.083
Alınan Faiz ve Komisyon Gelirleri	-	-	17.055	50	2.332	1

*Bankaların Kuruluş ve Faaliyetleri Hakkında Yönetmeliğin 20 nci maddesinin (2) numaralı fıkrasında tanımlanmıştır.

Aşağıdaki tabloda cari dönem ve önceki dönem itibariyle, Banka'nın iştirak ve bağlı ortaklıkları, doğrudan ve dolaylı ortakları dahil olmak üzere tüm risk grubu şirketlerine kullandırılan nakit krediler şirket bazında gösterilmiştir. Tablodan görüleceği gibi risk grubu şirketlerinin önemli bir bölümü yabancı şirketlerle yapılan ortaklıklardan oluşmaktadır; tabloda yabancı ortaklı şirketler ve yabancı ortaklık payları da belirtilmektedir.

Şirket Ünvanı	Kredi Tutarı 31 Mart 2003	Kredi Tutarı 31 Aralık 2002	Yabancı Ortağın Adı	Yabancı Ortak Pay Oranı%
Carrefour Sabancı Tic. Merkezi A.Ş.	33.170	8.708	Carrefour	60
Brüt	296.172	300.574		
Eksi: Mevduat blokajı teminatı	(263.002)	(291.866)		
Exsa Export San. Mamulleri Satış ve Araştırma A.Ş.	73.471	92.146	-	-
Kordsa Sabancı Dupont Endüstriyel İplik ve Kord Bezi San. ve Tic. A.Ş.	56.527	64.517	E. I. Dupont	42
Temsa Termo Mekanik San. ve Tic. A.Ş.	198	2.002	-	-
Pilsa Plastik San. ve Tic. A.Ş.	15.329	16.559	-	-
Çimsa Çimento San. ve Tic. A.Ş.	10.531	11.508	-	-
Sakosa Sabancı ve Kosa İplik ve Kord Bezi San. ve Tic. A.Ş.	8.276	9.032	-	-
Sapeksa Mensucat ve Toprak Mahsulleri San. ve Tic. A.Ş.	13	16	-	-
Dupont Sabancı International LLC.	41.500	46.503	E. I. Dupont	50
Marsa Kraft Jacobs Suchard Sabancı Gıda San. ve Tic. A.Ş.	16.964	9.566	Kraft Foods	49
Teknosa İç ve Dış Tic. A.Ş.	8.454	9.441	-	-
Toyotasa Toyota Sabancı Paz. ve Satış A.Ş.	4.300	4.822	Toyota Motor, Mitsui Co.	35
Enerjisa Enerji Üretim A.Ş.	5.170	6.024	E. I. Dupont, CBR Int., Bridgestone Co., Bekaert	15
Bossa Tic. ve San. İşletmeleri T.A.Ş.	4.840	5.676	-	-
Akçansa Çimento San. ve Tic. A.Ş.	8.120	9.317	CBR International	40
İnsa A.Ş.	9.603	9.630	-	-
İnterkordsa Gmbh	9.371	9.896	E. I. Dupont	34
Akkardansa San. ve Tic. A.Ş.	113	152	-	-
Sasa Suni Sentetik Elyaf San. A.Ş.	658	515	E.I. Dupont	41
Brisa Bridgestone Sabancı Lastik San. ve Tic. A.Ş.	690	772	Bridgestone Co.	43
Yünsa Yünlü San. ve Tic. A.Ş.	17.754	6.409	-	-
Diğer	34.973	41.088	-	-
Toplam	**360.025**	**364.299**		

(Yetkili İmza / Kaşe)
AKBANK T.A.Ş.

2. Önceki Dönem - 31 Aralık 2002:

Banka'nın Dahil Olduğu Risk Grubu*	İştirak ve Bağlı Ortaklıklar		Banka'nın Doğrudan ve Dolaylı Ortakları		Risk Grubuna Dahil Olan Diğer Unsurlar	
	Nakdi	G.Nakdi	Nakdi	G.Nakdi	Nakdi	G.Nakdi
Krediler ve Diğer Alacaklar						
Dönem Başı Bakiyesi	20	6.412	505.815	525.041	17.029	9.312
Dönem Sonu Bakiyesi	74	25.877	362.118	378.816	2.107	9.706
Alınan Faiz ve Komisyon Gelirleri **	26	-	16.253	51	1.655	-

*Bankaların Kuruluş ve Faaliyetleri Hakkında Yönetmeliğin 20 nci maddesinin (2) numaralı fıkrasında tanımlanmıştır.
** Önceki dönem bakiyeleri 31 Mart 2002 tutarlarını göstermektedir ve sınırlı denetimden geçmemiştir.

3. Banka'nın dahil olduğu risk grubuna ait mevduata ilişkin bilgiler:

Banka'nın Dahil Olduğu Risk Grubu*	İştirak ve Bağlı Ortaklıklar		Banka'nın Doğrudan ve Dolaylı Ortakları		Risk Grubuna Dahil Olan Diğer Unsurlar	
Mevduat	Cari Dönem 31 Mart 2003	Önceki Dönem 31 Aralık 2002	Cari Dönem 31 Mart 2003	Önceki Dönem 31 Aralık 2002	Cari Dönem 31 Mart 2003	Önceki Dönem 31 Aralık 2002
Dönem Başı	33.597	14.891	382.707	435.706	-	-
Dönem Sonu	75.053	33.597	309.854	382.707	-	-
Mevduat Faiz Gideri**	82	84	8.844	3.694	-	-

*Bankaların Kuruluş ve Faaliyetleri Hakkında Yönetmeliğin 20 nci maddesinin (2) numaralı fıkrasında tanımlanmıştır.
** Önceki dönem bakiyeleri 31 Mart 2002 tutarlarını göstermektedir ve sınırlı denetimden geçmemiştir.

4. Banka'nın, dahil olduğu risk grubu ile yaptığı vadeli işlemler ile opsiyon sözleşmeleri ile benzeri diğer sözleşmelere ilişkin bilgiler:

Banka'nın Dahil Olduğu Risk Grubu *	İştirak ve Bağlı Ortaklıklar		Banka'nın Doğrudan ve Dolaylı Ortakları		Risk Grubuna Dahil Olan Diğer Unsurlar	
	Cari Dönem 31 Mart 2003	Önceki Dönem 31 Aralık 2002	Cari Dönem 31 Mart 2003	Önceki Dönem 31 Aralık 2002	Cari Dönem 31 Mart 2003	Önceki Dönem 31 Aralık 2002
Alım Satım Amaçlı İşlemler **						
Dönem Başı	649.894	32.706	-	-	-	-
Dönem Sonu	1.103.396	649.894	-	-	-	-
Toplam Kâr / Zarar	-	-	-	-	-	-
Riskten Korunma Amaçlı İşlemler **						
Dönem Başı	-	-	-	-	-	-
Dönem Sonu	-	-	-	-	-	-
Toplam Kâr / Zarar	-	-	-	-	-	-

* Bankaların Kuruluş ve Faaliyetleri Hakkında Yönetmeliğin 20 nci maddesinin (2) numaralı fıkrasında tanımlanmıştır.
** Banka'nın türev ürünleri "Finansal araçların muhasebeleştirilmesi standardı" ("MUY 1") gereğince "Riskten korunma amaçlı" ve "Alım-satım amaçlı" olarak sınıflandırılmaktadır. Buna göre, bazı türev işlemler ekonomik olarak Banka için risklere karşı etkin bir koruma sağlamakla birlikte, muhasebesel olarak MUY 1 kapsamında "Alım-satım amaçlı" olarak muhasebeleştirilmektedir.

Yukarıdaki tabloda yer alan rakamlar sözkonusu işlemlerin "alım" ve "satım" tutarlarının toplamını göstermektedir. Bu işlemlerin yapısı itibariyle, Banka'nın net pozisyonunu etkileyen tutarlar esas olarak "alım" ile "satım" tutarları arasındaki farklardır. Bu net tutarlar, 31 Mart 2003 itibariyle 10.932 TL ve 31 Aralık 2002 itibariyle 13.631 TL'dir.

b. Banka'nın dahil olduğu risk grubuyla ilgili olarak:

1. Taraflar arasında bir işlem olup olmadığına bakılmaksızın Banka'nın dahil olduğu risk grubunda yer alan ve Banka'nın kontrolündeki kuruluşlarla ilişkileri:

   Banka'nın söz konusu kuruluşlarla olan ilişkileri Bankalar Kanunu'na uygun olarak, normal banka-müşteri ilişkisi çerçevesinde ve piyasa koşulları dahilinde her türlü bankacılık işlemlerini kapsamaktadır.

2. Yapılan işlemin türü, tutarı ve toplam işlem hacmine olan oranı, başlıca kalemlerin tutarı ve tüm kalemlere olan oranı, fiyatlandırma politikası ve diğer unsurlar:

   Yapılan işlemler arasında en önemli tutarlar kredi ve mevduatla ilgilidir. Fiyatlandırma ve diğer koşullar piyasada geçerli olan oranlar ve koşullar üzerinden yapılmaktadır. Risk grubu şirketlerine kullandırılan kredilerin toplam kredilere oranı % 6 (31 Aralık 2002: % 5); Risk grubu şirketlerinin mevduatının toplam mevduata oranı % 2'dir (31 Aralık 2002: % 2). Gelir-gider kalemleri içinde risk grubu şirketleriyle yapılan işlemler önemlilik arzetmemektedir. Risk grubu şirketlerine kullandırılan gayrinakdi kredilerin toplam gayrinakdi kredilere oranı ise % 19'dur (31 Aralık 2002: % 21).

3. Özsermaye yöntemine göre muhasebeleştirilen işlemler: Bulunmamaktadır.

4. Gayrimenkul ve diğer varlıkların alım-satımı, hizmet alımı-satımı, acenta sözleşmeleri, finansal kiralama sözleşmeleri, araştırma ve geliştirme sonucu elde edilen bilgilerin aktarımı, lisans anlaşmaları, finansman (krediler ve nakit veya ayni sermaye destekleri dahil), garantiler ve teminatlar ile yönetim sözleşmeleri gibi durumlarda işlemlerle ilgili bilgiler:

   Banka, şubeleri aracılığıyla, Aksigorta A.Ş. ve Ak Emeklilik A.Ş.'nin acentelik faaliyetlerini yürütmektedir. Finansal kiralama işlemlerinin tamamı Banka'nın iştiraki olan BNP Ak Dresdner Bank A.Ş.'nin % 100 oranda sahip olduğu BNP Ak Dresdner Finansal Kiralama A.Ş. ile yapılmıştır.

   Risk grubuna dahil firmaların nakdi ve gayrinakdi kredi ihtiyaçları Bankalar Kanunu'ndaki sınırlamalar ve cari piyasa faiz oranları ve koşulları dikkate alınarak karşılanmaktadır.

VII. ENFLASYON MUHASEBESİNE İLİŞKİN AÇIKLAMA VE DİPNOTLAR

a. Paranın satın alma gücündeki değişikliklerin mali tablolar üzerindeki etkisini gidermek amacıyla mali tablolar, TL'nin bilanço tarihindeki satın alma gücü esas alınarak hazırlanmıştır.

b. Enflasyon muhasebesine göre düzeltilen ilişikteki mali tablolar, düzeltilme işlemine tabi tutulmadan önce sabit kıymetler üzerindeki yeniden değerlemeden doğan değer artışları haricinde, tarihi maliyet esasına göre tutulan kanuni defterler baz alınarak hazırlanmıştır.

c. 31 Mart 2003 tarihli mali tabloların enflasyonun etkilerine göre yeniden düzenlenmesi için Devlet İstatistik Enstitüsü'nün aylık bazda açıkladığı, aşağıda belirtilen Toptan Eşya Fiyatları Genel Endeksi (TEFE), ve; TEFE esas alınarak hazırlanan düzeltme katsayıları kullanılmıştır:

Tarih	TEFE	Düzeltme katsayısı
31 Mart 2003	7.281,800	1,0000
31 Aralık 2002	6.478,800	1,1239
31 Mart 2002	5.387,900	1,3515
31 Aralık 2001	4.951,700	1,4706

d. Bilançodaki parasal kalemler, bilanço gününde geçerli parasal ölçü birimi cinsinden ifade edildiklerinden düzeltme işlemine tabi tutulmamışlardır. Parasal olmayan kalemler içinde yer alan ancak cari değerleri ile değerlenen yabancı para aktif ve pasif hesaplar ile getirileri veya anaparaları enflasyona veya yabancı paraya endekslenmiş olan varlık ve yükümlülükler için ilgili düzenlemeler gereğince düzeltme işlemi yapılmamış ve parasal kâr veya zararın hesaplanmasında parasal kalemler gibi işleme tabi tutulmuşlardır.

Bilanço tarihinde paranın cari satın alma gücü cinsinden ifade edilmemiş parasal olmayan bilanço kalemleri düzeltme işlemine tabi tutularak paranın cari satın alma gücü cinsinden ifade edilmiştir. Düzeltme işleminde, ilgili varlığın veya yükümlülüğün bilançoya ilk kaydedildiği tarih esas alınmıştır.

- Varlıkların düzeltilmesi, aktife ilk giriş tarihleri dikkate alınarak yapılmıştır. Amortismana tabi varlıkların düzeltilmesinde, ilgili mevzuat uyarınca yapılmış olan yeniden değerlemenin ilgili varlıklar ve birikmiş amortismanlar üzerindeki etkileri arındırılmıştır.

- Özkaynak kalemlerinin düzeltilmesinde, yeniden değerleme değer artış fonu gibi fonların sermayeye ilave edilmesi ortakların sermayeye katkısı olarak dikkate alınmamış; bu tür fonlar sermayeden indirilmiştir. Yedek akçeler, dağıtılmamış kârlar, hisse senedi ihraç primi, iştirak ve gayrimenkul satış karı gibi yeniden değerleme sonucu oluşmamış tutarların sermayeye ilave edilmesi ortaklar tarafından konulan sermaye olarak dikkate alınmıştır. Gerçekleştirilen düzeltme işlemleri sonucunda ödenmiş sermayede kayıtlı nominal değerine göre oluşan artış tutarı mali tablolarda "Ödenmiş sermayenin enflasyona göre düzeltmesinden kaynaklanan sermaye yedekleri" olarak özkaynaklar içinde gösterilmiştir.

- Gelir tablosundaki bütün kalemler ilgili ay için geçerli düzeltme katsayısı kullanılarak düzeltilmiştir.

- Fiyat endeksinin aylık fiyat değişimlerini gösterecek şekilde yayımlanması nedeniyle, bir ay içinde gerçekleşen tüm işlemler için aynı düzeltme katsayısı kullanılmıştır.

- Enflasyonun Banka'nın net parasal durumu üzerindeki etkisi gelir tablosunda "Net parasal pozisyon karı veya zararı" olarak yer almaktadır.

- Türk lirası cinsinden iştirakler, bağlı ortaklıklar ve satılmaya hazır portföyde yer alan hisse senetleri, bunlara ilişkin kayıtlı tutarlarından, bu kuruluşların oluşturmalarına izin verilen yeniden değerleme değer artış fonu gibi fonların sermayelerine eklenmesi nedeniyle elde edilen tutarlar ve kur farkları dahil finansman giderleri indirildikten sonra, kalan bakiyeleri dikkate alınarak enflasyona göre düzeltme işlemine tabi tutulmuştur.

  Yabancı para cinsinden iştirak, bağlı ortaklık ve satılmaya hazır portföyde yer alan hisse senetlerinin düzeltilmiş tutarları, bu yatırımların ilgili döviz cinsinden elde etme maliyetlerinin bilanço tarihindeki döviz kurları kullanılarak Türk lirasına çevrilmesi suretiyle hesaplanmıştır.

  Enflasyon muhasebesine göre düzeltilmiş tutarların net gerçekleşebilir değerin üzerinde olması durumunda, değer düşüklüğünün kalıcı veya geçici olması, değer düşüklüğünün oranı gibi kriterler de dikkate alınarak, ilgili iştirak, bağlı ortaklık ve satılmaya hazır portföyde yer alan hisse senetlerinin değeri net gerçekleşebilir değere veya varsa rayiç değere indirilmiştir.

e. Amortismana tabi varlıkların düzeltilmesinde, ilgili mevzuat uyarınca yapılmış olan yeniden değerlemenin ilgili varlıklar üzerindeki etkisi arındırılmıştır. Amortisman varlıkların enflasyon muhasebesine göre düzeltilmiş tutarları üzerinden "Doğrusal yöntem"e göre varlıkların tahmini faydalı ömürleri üzerinden "Kıst esası"na göre ayrılmıştır. Varlıkların faydalı ömürlerine ilişkin bilgiler ilgili dipnotlarda verilmiştir. Önemlilik ilkesi çerçevesinde gerekli görülen varlıklar için bağımsız değerleme kuruluşları tarafından ekspertiz değeri saptanmıştır.

f. Türk Ticaret Kanunu ve Banka'nın ana sözleşmesi çerçevesinde oluşan yedek akçeleri ile Banka'nın ödenmiş sermayesi nominal (enflasyon düzeltmesine tutulmaksızın) değerleriyle aşağıda gösterilmiştir.

	31 Mart 2003	31 Aralık 2002
Ödenmiş Sermaye	816.000	816.000
Kanuni Yedek Akçeler	119.117	78.032
İhtiyari Yedek Akçeler ve Dağıtılmamış Karlar	1.686.464	142.134

g. 31 Aralık 2002 tarihli mali tablolar Başaran Nas Serbest Muhasebeci Mali Müşavirlik A.Ş., a member of PricewaterhouseCoopers, tarafından denetlenmiştir. Yapılan denetim sonucunda söz konusu mali tabloların Banka'nın mali durumunu ve faaliyet sonuçları ve nakit akımlarını Bankalar Kanunu'nun 13üncü maddesi gereğince yürürlükte bulunan düzenlemelerde belirlenen muhasebe ilke ve standartlarına uygun olarak doğru biçimde yansıttığı hususunda görüş bildirilmiştir.

Başaran Nas Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi a member of PRICEWATERHOUSECOOPERS

(Yetkili İmza / Kaşe)
AKBANK T.A.S.

h. Dönem içinde tahakkuk eden ve döneme yaygın olarak yapılan giderler ve sağlanan gelirler, gelir ve gider kalemlerinde gerçekleşen hareketlerin mevsimsellik göstermediği ve döneme eşit biçimde dağılmış olduğunu doğrulayıcı nesnel ölçütlerin var olması durumuna ilişkin açıklama:

Dönem içinde tahakkuk eden ve döneme yaygın olarak yapılan giderler ve sağlanan gelirler, gelir ve gider kalemlerinde gerçekleşen hareketler mevsimsellik göstermemekte ve döneme eşit biçimde dağılmaktadır. Buradan hareketle tüm gelir ve gider kalemlerinin tek bir "yıllık ortalama" katsayı ile çarpılarak enflasyon düzeltmesine tabi tutulması mümkündür. Ancak Banka daha doğru bir hesaplama ve mali tablo sunumu sağlamak amacıyla "Vergi karşılığı" dışındaki tüm gelir gider kalemlerini ilgili ayların katsayılarını kullanarak enflasyon düzeltmesine tabi tutmuştur. Vergi karşılığının ise niteliği itibariyle yıllık ortalama katsayı kullanılarak düzeltilmesi daha uygun görülmüştür.

VIII. BİLANÇO SONRASI HUSUSLARA İLİŞKİN AÇIKLAMA VE DİPNOTLAR

1. Bilanço sonrası hususlar ile ilgili henüz sonuçlandırılmamış işlemler ve bunların mali tablolara etkisi:

Bulunmamaktadır.

2. Kurlarda bilanço tarihinden sonra ortaya çıkan ve açıklanmaması mali tablo kullanıcılarının finansal tablolar üzerinde değerlendirme yapmasını ve karar vermesini etkileyecek önemlilikteki değişikliklerin yabancı para işlemler ile kalemlere ve mali tablolara olan etkisi ile Banka'nın yurtdışındaki faaliyetlerine etkisi:

Dördüncü Bölüm V. no'lu dipnotta da görüldüğü üzere, Banka'nın net döviz pozisyonu çok düşük seviyededir. Bu nedenle kurlarda meydana gelen değişikliklerin Banka'nın mali bünyesi üzerinde önemli bir etkisi olmamaktadır.

ALTINCI BÖLÜM
DİĞER AÇIKLAMA VE DİPNOTLAR

I. BANKA'NIN FAALİYETLERİNE İLİŞKİN DİĞER AÇIKLAMALAR

Bulunmamaktadır.

(Yetkili İmza / Kaşe)

YEDİNCİ BÖLÜM
SINIRLI DENETİM RAPORUNA İLİŞKİN AÇIKLAMALAR

I. SINIRLI DENETİM RAPORUNA İLİŞKİN AÇIKLAMALAR

31 Mart 2003 tarihi itibariyle ve aynı tarihte sona eren döneme ait düzenlenen konsolide olmayan mali tablolar Başaran Nas Serbest Muhasebeci ve Mali Müşavirlik A.Ş. (a member of PricewaterhouseCoopers) tarafından sınırlı denetimden geçmiştir. 2 Mayıs 2003 tarihli sınırlı denetim raporunda, konsolide olmayan mali tabloların Banka'nın 31 Mart 2003 tarihi itibariyle mali durumunu ve aynı tarihte sona eren döneme ait faaliyet sonuçlarını Bankalar Kanunu'nun 13 üncü maddesi gereğince yürürlükte bulunan düzenlemelerde belirlenen muhasebe ilke ve standartlarına uygun olarak doğru bir biçimde yansıtmadığına dair önemli bir hususa rastlanmadığı belirtilmiştir.

Istanbul, 01 August 2003

AKBANK T.A.S.
Earnings Release

2003 FIRST HALF RESULTS

Akbank's TL loans surged 34% in real terms since the beginning of 2003, beating the 9.4% growth for the sector by a large margin. Primary contributors to this performance were credit card, consumer and SME loans. Consequently, the share of consumer loans in total reached 13% from 9% last quarter. Another revenue item that is worth noting is net fee income, which improved by 12% versus the same period last year.

(USD 1=TRL 1,442,000)

- **Securities**

The total securities portfolio contracted further by 2.2% to TL 11,320trn (USD 7,850bn), making up 48% of assets. The composition of the securities portfolio shifted towards TL, constituting 55% of the total securities portfolio versus 49% last quarter. As a result of Akbank's widespread distribution network and intensive marketing efforts by the call center, USD 6bn worth of government bonds had been sold to customers in six months.

(TL trillion)	Fix	Floating	Total
Trading securities	5,614	1,325	6,939
Available for sale-securities*	2,282	1,446	3,728
Held-to-Maturity	0	645	645
Total	7,896	3,416	11,312
	70%	30%	100%

*Excluding equity holdings

- **Loans**

The growth in Akbank's loan book, which is accounted and restated in TL terms, continued to be undermined by the strong appreciation of the TL against the dollar, since 72% of the book is FX denominated. In fact, a detailed analysis reveals that TL loans increased 34% in real terms due to the strong growth in commercial, consumer and credit card loans.

	2Q03	2002	Change (%)
TL Loans (TL trillion)	1,764	1,313	34
FX Loans (USD million)*	3,115	3,084	1

*FX loans are stated with the exchange rates effective at respective dates

In line with our strategy of shifting focus to higher yielding loan products from low margin instruments, the share of consumer and SME loans in Akbank's loan book continued their upward trend and reached 24%. The significant increase in consumer loans, which constituted only 9% of the total loans in the first quarter, is mainly owed to Axess card's robust volume growth and Akbank's strong presence in the car loans market.


Loans
13%
3%
48%
25%
11%
Corporate
Small Business
Project Finance
Consumer
Financial Inst.

NPL ratio of the Bank stayed low at 1.7%, while Akbank continues to provide full provision for its NPLs.

- **Market shares in key products**

Positive momentum continues in key retail products.

	2Q03	2002
Mutual Funds	14%	12%
Consumer Loans	12%	11%
Credit Cards Issuing (volume)	10%	9%

Strong performance in mutual funds continued as the amount of funds under management reached USD 1,213mn by June 30, indicating a 73% increase from the beginning of 2003, and ranking Akbank second among all fund managers in Turkey. Consequently, the previous USD 1.2bn year-end target has been surpassed and revised up to USD 1.6bn.

Pursuant to the increasing volume in Akbank's credit card transactions, credit card loans captured 9% market share, which implies an impressive 24% growth just in the second quarter. Also, Axess card's existing retail partnerships have been augmented by new contracts with McDonalds and Varan, the largest provider of intercity bus transportation in Turkey. Axess believes that partnering with strong retailers is essential to the success of its operations, and will continue to exploit such opportunities in the future.

- **Deposits**

Not surprisingly, government bonds have become the latest "craze" among TL investors in the second quarter of 2003. Parallel to this trend and in line with our sales strategy, Akbank's bonds under custody soared 70% in six months and reached TL 8,767trn (USD 6,079mn). Coupled with a remarkable mutual funds sales performance, the broad "client money" including deposits, managed funds, bonds in custody and repo totalled TL 25,546trn (USD 17,716mn) in 1H03, indicating a 2.4% jump for the same period.

	2Q03	2002	Change (%)
TL Deposits (TL trillion)	4,234	4,900	-14
FX Deposits (USD million)*	7,718	7,372	5

*FX deposits are stated with the exchange rates effective at respective dates

The deterioration in TL deposits is related to the customers' preference to switch to higher yielding assets. On the other hand, FX deposits grew 5% in dollar terms, beating the 1% growth in the sector.

- **Shareholders' Equity**

Total shareholders' equity grew 11% and reached TL 4,026trn (USD 2,792mn) in the first half of the year. A first among Turkish companies, Akbank determined a new dividend policy for the purpose of optimising its capital structure. **Effective on its 2003 financials, Akbank will pay minimum 30%, maximum 50% of the net distributable profit to its shareholders who are described in its articles of corporation, as cash dividend. This policy will be dependent on relevant market conditions and sustenance of a comfortable level of capital adequacy ratio.**

- **Income Statement**

Net fees and commissions increased 12% and reached TL 73trn (USD 50mn) versus TL 65trn (USD 45mn) in 2Q02. A closer look at the net figure reveals that credit card commissions earned improved by 7.3%, while credit card commissions paid shrunk 3.5%, which is a direct result of our increasing number of Axess cards. Akbank now shares lesser amount of commissions with other banks on its acquiring business, since the number of Axess cards that are used through its own POS terminals has constantly been increasing.

(TL trillion)	**2Q03**	**2Q02***
Net Operating Income	**1,106**	**873**
Income from associates	5	48
Monetary Loss	(297)	(276)
Income before tax	**814**	**645**
Taxes	(325)	(255)
Net Income	**489**	**390**

*2Q02 figures are restated by the WPI of 2Q03

As can be seen at the above table, Akbank posted TL 489trn (USD 339mn) of profits, indicating a 25% hike from the 2Q02 profit. Inflation posted a negative trend in the second quarter, subduing the monetary loss figure and positively contributing to our profitability. ROAE and ROAA ratios were recorded as **26.3%** and **3.9%**, respectively.

Appendices:
BRSA Financial Statements

Further information can be obtained from:

Mr. Hayri Çulhacı	EVP	90 212	325 10 56
Mr. Cenk Goksan	IR Manager	90 212	280 13 35
Mr. Şehsuvar Aladağ	IR Officer	90 212	279 07 61

investor.relations@akbank.com.tr

This press release is available on the Internet at www.akbank.com where you would also find our latest investor presentation

AKBANK T.A.Ş.

PUBLICLY AVAILABLE UNCONSOLIDATED FINANCIAL STATEMENTS AT 30 JUNE 2003, PREPARED IN ACCORDANCE WITH BRSA

AKBANK T.A.Ş.
BALANCE SHEETS AT 30 JUNE 2003 AND 31 DECEMBER 2002
ADJUSTED FOR THE EFFECTS OF INFLATION IN TURKISH LIRA (TL)

(Amounts are expressed in billions of TL, in terms of purchasing power of TL at 30 June 2003)

	ASSETS	(30/06/2003)			(31/12/2002)		
		TL	Foreign Currency	Total	TL	Foreign Currency	Total
I.	**Cash**	**96,062**	**116,875**	**212,937**	**106,412**	**161,414**	**267,826**
1.1	Cash	95,743	-	95,743	105,737	-	105,737
1.2	Foreign Currency	-	116,460	116,460	-	161,073	161,073
1.3	Central Bank of Turkey	319	415	734	675	341	1,016
II.	**Trading Securities (Net)**	**3,303,956**	**3,634,677**	**6,938,633**	**2,415,679**	**2,862,865**	**5,278,544**
2.1	Government Debt Securities	3,303,944	3,618,647	6,922,591	2,415,667	2,842,357	5,258,024
2.1.1	Government Bonds	2,550,006	3,618,647	6,168,653	1,373,490	2,837,687	4,211,177
2.1.2	Treasury Bills	753,938	-	753,938	1,042,177	4,670	1,046,847
2.1.3	Other	-	-	-	-	-	-
2.2	Share Certificates	12	-	12	12	-	12
2.3	Other Marketable Securities	-	16,030	16,030	-	20,508	20,508
III.	**Banks and Other Financial Institutions**	**5,022**	**763,007**	**768,029**	**2,245**	**1,454,520**	**1,456,765**
3.1	Banks	5,022	763,007	768,029	2,245	1,454,520	1,456,765
3.1.1	Domestic Banks	5,022	-	5,022	2,245	-	2,245
3.1.2	Foreign Banks	-	763,007	763,007	-	1,454,520	1,454,520
3.2	Other Financial Institutions	-	-	-	-	-	-
IV.	**Money Market**	**315,000**	**369,185**	**684,185**	**1,633,099**	**476,226**	**2,109,325**
4.1	Interbank Money Market	285,000	369,185	654,185	1,633,099	476,226	2,109,325
4.2	Receivables from Istanbul Stock Exchange Clearing House	-	-	-	-	-	-
4.3	Receivables from reverse repurchase agreements	30,000	-	30,000	-	-	-
V.	**Available-for-sale Securities (net)**	**2,240,881**	**1,495,940**	**3,736,821**	**3,281,998**	**2,730,001**	**6,011,999**
5.1	Share Certificates	9,121	64	9,185	8,425	74	8,499
5.2	Other Marketable Securities	2,231,760	1,495,876	3,727,636	3,273,573	2,729,927	6,003,500
VI.	**Loans**	**1,763,513**	**4,491,729**	**6,255,242**	**1,313,409**	**5,690,358**	**7,003,767**
6.1	Short-term	1,436,057	821,300	2,257,357	1,140,079	950,184	2,090,263
6.2	Medium and Long-term	327,456	3,670,429	3,997,885	173,330	4,740,174	4,913,504
6.3	Loans under follow-up	66,220	43,970	110,190	76,950	49,962	126,912
6.4	Allowances (-)	66,220	43,970	110,190	76,950	49,962	126,912
VII.	**Factoring Receivables**	-	-	-	-	-	-
VIII.	**Held-to-maturity Securities (net)**	**644,765**	-	**644,765**	**752,470**	-	**752,470**
8.1	Government Debt Securities	644,765	-	644,765	752,470	-	752,470
8.1.1	Government Bonds	644,765	-	644,765	752,470	-	752,470
8.1.2	Treasury Bills	-	-	-	-	-	-
8.1.3	Other	-	-	-	-	-	-
8.2	Other Marketable Securities	-	-	-	-	-	-
IX.	**Investments and Associates (net)**	**93,066**	**89,483**	**182,549**	**93,018**	**111,461**	**204,479**
9.1	Financial Investments and Associates	69,285	89,483	158,768	69,236	111,461	180,697
9.2	Non-financial Investments and Associates	23,781	-	23,781	23,782	-	23,782
X.	**Subsidiaries (net)**	**100,937**	**41,249**	**142,186**	**89,665**	**48,191**	**137,856**
10.1	Financial Subsidiaries	100,937	41,249	142,186	88,433	48,191	136,624
10.2	Non-Financial Subsidiaries	-	-	-	1,232	-	1,232
XI.	**Oher Investments (net)**	-	-	-	-	-	-
XII.	**Financial Lease Receivables (net)**	-	-	-	-	-	-
12.1	Cumulative Rental Receivable	-	-	-	-	-	-
12.2	Unearned Income (-)	-	-	-	-	-	-
XIII.	**Reserve Requirements with the Central Bank of Turkey**	**290,842**	**942,361**	**1,233,203**	**218,535**	**1,236,285**	**1,454,820**
XIV.	**Miscellaneous Receivables**	**21,076**	**4,391**	**25,467**	**52,117**	**531**	**52,648**
XV.	**Accrued Interest and Income Receivable**	**1,766,696**	**359,395**	**2,126,091**	**1,619,738**	**344,973**	**1,964,711**
15.1	Loans	71,093	41,025	112,118	34,007	64,289	98,296
15.2	Marketable Securities	1,608,882	214,362	1,823,244	1,558,766	154,210	1,712,976
15.3	Other	86,721	104,008	190,729	26,965	126,474	153,439
XVI.	**Property and Equipment**	**521,267**	**29,583**	**550,850**	**496,297**	**29,555**	**525,852**
16.1	Book Value	1,059,445	32,065	1,091,510	1,002,823	31,345	1,034,168
16.2	Accumulated Depreciation (-)	538,178	2,482	540,660	506,526	1,790	508,316
XVII.	**Intangibles (Net)**	**11,332**	-	**11,332**	**13,687**	-	**13,687**
17.1	Goodwill	-	-	-	-	-	-
17.2	Other	26,815	-	26,815	26,815	-	26,815
17.3	Accumulated Amortisation (-)	15,483	-	15,483	13,128	-	13,128
XVIII.	**Other Assets**	**49,725**	**5,666**	**55,391**	**18,862**	**4,719**	**23,581**
	TOTAL ASSETS	11,224,140	12,343,541	23,567,681	12,107,231	15,151,099	27,258,330

AKBANK T.A.Ş.
BALANCE SHEETS AT 30 JUNE 2003 AND 31 DECEMBER 2002
ADJUSTED FOR THE EFFECTS OF INFLATION IN TURKISH LIRA (TL)

(Amounts are expressed in billions of TL, in terms of purchasing power of TL at 30 June 2003)

	LIABILITIES and SHAREHOLDERS' EQUITY	(30/06/2003)			(31/12/2002)		
		TL	Foreign Currency	Total	TL	Foreign Currency	Total
I.	**Deposits**	**4,234,468**	**11,128,795**	**15,363,263**	**4,899,571**	**13,600,515**	**18,500,086**
1.1	Interbank Deposits	13,511	696,077	709,588	11,899	511,295	523,194
1.2	Saving Deposits	3,163,954	-	3,163,954	3,374,566	-	3,374,566
1.3	Public Sector Deposits	33,394	-	33,394	7,259	-	7,259
1.4	Commercial Deposits	858,601	-	858,601	1,281,268	-	1,281,268
1.5	Other Institutions Deposits	165,008	-	165,008	224,579	-	224,579
1.6	Foreign Currency Deposits	-	10,432,718	10,432,718	-	13,089,220	13,089,220
1.7	Gold Vault	-	-	-	-	-	-
II.	**Money Market**	**429,248**	**-**	**429,248**	**523,423**	**-**	**523,423**
2.1	Interbank Money Market	-	-	-	-	-	-
2.2	Funds from Istanbul Stock Exchange Clearing House	53,000	-	53,000	-	-	-
2.3	Funds Deposited Under Repurchase Agreements	376,248	-	376,248	523,423	-	523,423
III.	**Funds Borrowed**	**27,672**	**2,747,903**	**2,775,575**	**15,427**	**3,573,269**	**3,588,696**
3.1	Funds Borrowed from the Central Bank of Turkey	-	-	-	-	-	-
3.2	Other Funds Borrowed	27,672	2,747,903	2,775,575	15,427	3,573,269	3,588,696
3.2.1	Domestic Banks and Institutions	27,672	4,216	31,888	15,427	3,698	19,125
3.2.2	Foreign Banks, Institutions, and Funds	-	2,743,687	2,743,687	-	3,569,571	3,569,571
IV.	**Marketable Securities Issued (net)**	-	-	-	-	-	-
4.1	Bills	-	-	-	-	-	-
4.2	Asset Backed Securities	-	-	-	-	-	-
4.3	Bonds	-	-	-	-	-	-
V.	**Funds**	-	-	-	-	-	-
VI.	**Miscellaneous Payables**	**32,363**	**23,497**	**55,860**	**33,378**	**27,327**	**60,705**
VII.	**Other Liabilities**	**33,301**	**34,684**	**67,985**	**23,229**	**36,517**	**59,746**
VIII.	**Taxes and Other Duties Payable**	**34,788**	**119**	**34,907**	**48,195**	**54**	**48,249**
IX.	**Factoring Payables**	-	-	-	-	-	-
X.	**Leasing Payables (net)**	**820**	**13,005**	**13,825**	**909**	**18,386**	**19,295**
10.1	Leasing Payables	820	14,394	15,214	909	21,787	22,696
10.2	Deferred Leasing Expenses (-)	-	1,389	1,389	-	3,401	3,401
XI.	**Accrued Interest and Expenses Payable**	**147,927**	**221,618**	**369,545**	**184,144**	**270,772**	**454,916**
11.1	Deposits	124,877	44,181	169,058	113,903	50,383	164,286
11.2	Borrowings	1,555	16,711	18,266	1,742	17,041	18,783
11.3	Repurchase Agreements	549	-	549	881	-	881
11.4	Other	20,946	160,726	181,672	67,618	203,348	270,966
XII.	**Provisions**	**423,779**	**2,660**	**426,439**	**372,679**	**3,878**	**376,557**
12.1	General Loan Loss Provision	29,179	-	29,179	34,036	-	34,036
12.2	Reserve for Employment Termination Benefits	9,569	-	9,569	8,884	-	8,884
12.3	Provision for Income Taxes	381,425	-	381,425	327,553	-	327,553
12.4	Insurance Technical Provisions (Net)	-	-	-	-	-	-
12.5	Other Provisions	3,606	2,660	6,266	2,206	3,878	6,084
XIII.	**Subordinated Loans**	**-**	**4,215**	**4,215**	**-**	**4,925**	**4,925**
XIV.	**Shareholders' Equity**	**4,026,124**	**695**	**4,026,819**	**3,621,732**	**-**	**3,621,732**
14.1	Paid-in Capital	1,200,000	-	1,200,000	816,000	-	816,000
14.2	Capital Reserves	2,055,287	695	2,055,982	2,041,634	-	2,041,634
14.2.1	Share Premium	-	-	-	-	-	-
14.2.2	Share Cancellation Profits	-	-	-	-	-	-
14.2.3	Marketable Securities Valuation Fund	41,659	695	42,354	20,612	-	20,612
14.2.4	Revaluation Fund	-	-	-	-	-	-
14.2.5	Evaluation Differences	-	-	-	-	-	-
14.2.6	Other Capital Reserves	-	-	-	-	-	-
14.2.7	Reserves Arising from the restatement of Paid-in Caiptal	2,013,628	-	2,013,628	2,021,022	-	2,021,022
14.3	Profit Reserves	282,303	-	282,303	-	-	-
14.3.1	Legal Reserves	40,749	-	40,749	-	-	-
14.3.2	Status Reserves	-	-	-	-	-	-
14.3.3	Extraordinary Reserves	241,554	-	241,554	-	-	-
14.3.4	Other Profit Reserves	-	-	-	-	-	-
14.4	Income or (Loss)	488,534	-	488,534	764,098	-	764,098
14.4.1	Prior Years' Income or (Losses)	-	-	-	-	-	-
14.4.2	Income or (Loss) for the Year	488,534	-	488,534	764,098	-	764,098
	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**9,390,490**	**14,177,191**	**23,567,681**	**9,722,687**	**17,535,643**	**27,258,330**

AKBANK T.A.Ş.
INCOME STATEMENTS FOR THE SIX MONTH PERIODS ENDED 30 JUNE 2003 AND 2002
ADJUSTED FOR THE EFFECTS OF INFLATION IN TURKISH LIRA (TL)

(Amounts are expressed in billions of TL, in terms of purchasing power of TL at 30 June 2003)

	INCOME and EXPENSES	(30/06/2003)	(30/06/2002)
I.	**Interest Income**	**1,803,012**	**1,893,190**
1.1	Interest on Loans	414,164	482,237
1.1.1	Interest on TL Loans	302,350	278,047
1.1.1.1	Short-term Loans	234,896	260,777
1.1.1.2	Medium and Long-term Loans	67,454	17,270
1.1.2	Interest on Foreign Currency Loans	105,261	196,675
1.1.2.1	Short-term Loans	27,470	89,523
1.1.2.2	Medium and Long-term Loans	77,791	107,152
1.1.3	Interest on Loans Under Follow-up	6,553	7,515
1.1.4	Premiums Received from Resource Utilisation Support Fund	-	-
1.2	Interest Received from Reserve Requirements with the Central Bank of Turkey	35,212	23,140
1.3	Interest Received from Banks	9,445	20,895
1.3.1	The Central Bank of Turkey	3	12
1.3.2	Domestic Banks	954	1,798
1.3.3	Foreign Banks	8,488	19,085
1.4	Interest Received from Interbank Transactions	252,545	405,264
1.5	Interest Received from Marketable Securities Portfolio	1,089,911	961,138
1.5.1	Trading Securities	680,905	961,138
1.5.2	Available-for-sale Securities	371,080	-
1.5.3	Held-to-maturity Securities	37,926	-
1.6	Other Interest Income	1,735	516
II.	**Interest Expense**	**1,017,329**	**1,005,591**
2.1	Interest on Deposits	864,720	798,290
2.1.1	Interbank Deposits	13,440	47,775
2.1.2	Savings Deposits	592,672	544,235
2.1.3	Public Sector Deposits	68	75
2.1.4	Commercial Deposits	46,819	4,531
2.1.5	Other Institutions Deposits	62,004	49,154
2.1.6	Forign Currency Deposits	149,717	152,520
2.1.7	Gold Vault	-	-
2.2	Interest on Interbank Transactions	104,011	145,902
2.3	Interest on Funds Borrowed	46,798	59,977
2.3.1	The Central Bank of Turkey	-	-
2.3.2	Domestic Banks	3,428	8,179
2.3.3	Foreign Banks	37,574	44,944
2.3.4	Other Financial Institutions	5,796	6,854
2.4	Interest on Bonds Issued	-	-
2.5	Other Interest Expenses	1,800	1,422
III.	**Net Interest Income (I-II)**	**785,683**	**887,599**
IV.	**Net Fees and Commissions Income**	**72,669**	**64,872**
4.1	Fees and Commissions Received	177,846	168,342
4.1.1	Cash Loans	32,840	32,141
4.1.2	Non-cash Loans	8,494	8,945
4.1.3	Other	136,512	127,256
4.2	Fees and Commissions Paid	105,177	103,470
4.2.1	Cash Loans	9,927	4,735
4.2.2	Non-cash Loans	137	140
4.2.3	Other	95,113	98,595
V.	**Dividend Income**	**1,183**	-
5.1	Trading Securities	-	-
5.2	Available-for-sale Securities	1,183	-
VI.	**Net Trading Income / (Loss)**	**812,245**	**337,263**
6.1	Trading Gains (net)	490,011	536,725
6.2	Foreign Exchange Gains or (Losses) (net)	322,234	(199,462)
VII.	**Gains or (Losses) on Securities Held-for-investment**	-	-
VIII.	**Other Operating Income**	**38,724**	**55,038**
IX.	**Operating Income (III+IV+V+VI+VII+VIII)**	**1,710,504**	**1,344,772**
X.	**Provision for Loan Losses and Other Receivables (-)**	**18,776**	**22,933**
XI.	**Other Operating Expenses (-)**	**585,653**	**448,572**
XII.	**Net Operating Income (IX-X-XI)**	**1,106,075**	**873,267**
XIII.	**Income from Investments and Associates**	**5,074**	**48,058**
XIV.	**Income / (Loss) on Net Monetary Position**	**(297,083)**	**(276,571)**
XV.	**Income Before Taxation (XII+XIII+XIV)**	**814,066**	**644,754**
XVI.	**Provision for Taxation on Income (-)**	**325,532**	**254,601**
XVII.	**Net Income / (Loss) Before Extraordinary Items**	**488,534**	**390,153**
XVIII.	**Extraordinary Income / (Loss) Net of Taxation**	-	-
18.1	Extraordinary Income / (Loss) Before Taxation	-	-
18.1.1	Extraordinary Income	-	-
18.1.2	Extraordinary Expenses (-)	-	-
18.2	Provision for Taxation on Extraordinary Income (-)	-	-
XIX.	**NET INCOME / (LOSS) (XVII+XVIII)**	**488,534**	**390,153**
	Earnings / (Loss) per share in TL full	**407**	**325**

Reconciliation of profits (30.06.03)

BRSA net profit	**488,534**
Adjustment to swap security gains*	43,792
Translation loss on foreign participations**	29,672
Deferred tax	7,756
Other	(20)
IAS net profit	**569,734**

* BRSA changed the valuation method of the FX indexed securities to amortized cost from mark-to-market after 2001. Thus, previously recognized gains are being amortized on BRSA financial statements until maturity. There is no adjustment needed for the IAS reports, since they are valued with the amortized cost method from the beginning.

** This item arises from the method of valuation for foreign currency denominated equity participations in BRSA accounts, which is based on the FX values of foreign participations instead of inflation adjustment.

AKBANK T.A.Ş.

30 HAZİRAN 2003 TARİHİ İTİBARİYLE HAZIRLANAN
KAMUYA AÇIKLANACAK KONSOLİDE OLMAYAN MALİ TABLOLAR,
BUNLARA İLİŞKİN AÇIKLAMA VE DİPNOTLAR İLE
SINIRLI DENETİM RAPORU

PRICEWATERHOUSECOOPERS

**Başaran Nas Serbest Muhasebeci
Mali Müşavirlik A.Ş.
a member of
PricewaterhouseCoopers**
BJK Plaza, Süleyman Seba Caddesi
No:48 B Blok Kat 9 Akaretler
Beşiktaş 80680 İstanbul-Turkey
www.pwcglobal.com/tr
Telephone +90 (212) 326 6060
Facsimile +90 (212) 326 6050

AKBANK T.A.Ş.

**1 OCAK - 30 HAZİRAN 2003
ARA HESAP DÖNEMİNE AİT
SINIRLI DENETİM RAPORU**

Akbank T.A.Ş. Yönetim Kurulu'na,

1. Akbank T.A.Ş.' nin ("Banka") 30 Haziran 2003 tarihi itibariyle hazırlanan konsolide olmayan bilançosu ile aynı tarihte sona eren döneme ait konsolide olmayan gelir tablosu, nakit akım tablosu ve özkaynak değişim tablosunu sınırlı denetime tabi tutmuş bulunuyoruz. Rapor konusu mali tablolar Banka yönetiminin sorumluluğundadır. Bağımsız denetimi yapan kuruluş olarak üzerimize düşen sorumluluk, gerçekleştirilen sınırlı denetime dayanarak bu mali tablolar üzerine rapor sunmaktır.

2. Sınırlı denetim, 4389 sayılı Bankalar Kanunu uyarınca yürürlüğe konulan hesap ve kayıt düzeni ile muhasebe ve bağımsız denetim ilkelerine ilişkin düzenlemelere uygun olarak gerçekleştirilmiştir. Bu düzenlemeler, sınırlı denetimin mali tablolarda önemli bir yanlışlığın bulunup bulunmadığına dair sınırlı bir güvence verecek şekilde planlanmasını ve yapılmasını öngörür. Sınırlı denetim, temel olarak mali tabloların analitik yöntemler uygulanarak incelenmesi, doğruluğunun sorgulanması ve denetlenenin yönetimi ile görüşmeler yapılarak bilgi toplanması ile sınırlı olduğundan, tam kapsamlı denetime kıyasla daha az güvence sağlar. Tam kapsamlı bir denetim çalışması yürütülmemesi nedeniyle bir denetim görüşü bildirilmemektedir.

3. Gerçekleştirmiş olduğumuz sınırlı denetim sonucunda, ilişikteki konsolide olmayan mali tabloların, Akbank T.A.Ş.'nin 30 Haziran 2003 tarihi itibariyle mali durumunu ve aynı tarihte sona eren döneme ait faaliyet sonuçlarını ve nakit akımlarını Bankalar Kanunu'nun 13 üncü maddesi gereğince yürürlükte bulunan düzenlemelerde belirlenen muhasebe ilke ve standartlarına uygun olarak doğru bir biçimde yansıtmadığına dair önemli herhangi bir hususa rastlanmamıştır.

Başaran Nas Serbest Muhasebeci
Mali Müşavirlik Anonim Şirketi
a member of
PricewaterhouseCoopers

Zeynep Uras, SMMM
Sorumlu Ortak, Başdenetçi

İstanbul, 1 Ağustos 2003

AKBANK

AKBANK T.A.Ş.

30 HAZİRAN 2003 TARİHİ İTİBARİYLE HAZIRLANAN VE SINIRLI DENETİME TABİ TUTULAN KAMUYA AÇIKLANACAK KONSOLİDE OLMAYAN MALİ TABLOLAR, BUNLARA İLİŞKİN AÇIKLAMA VE DİPNOTLAR İLE İLGİLİ BANKA YÖNETİMİNİN TEYİT YAZISI

Bankacılık Düzenleme ve Denetleme Kurumu tarafından düzenlenen "Kamuya Açıklanacak Mali Tablolar ile Bunlara İlişkin Açıklama ve Dipnotlar Hakkında 17 Sayılı Tebliğ"e göre raporlama paketi aşağıda yer alan bölümlerden oluşmaktadır.

- **Birinci Bölüm** - BANKA HAKKINDA GENEL BİLGİLER
- **İkinci Bölüm** - BANKA'NIN KONSOLİDE OLMAYAN MALİ TABLOLARI
- **Üçüncü Bölüm** - MUHASEBE POLİTİKALARINA İLİŞKİN AÇIKLAMALAR
- **Dördüncü Bölüm** - BANKA'NIN MALİ BÜNYESİNE İLİŞKİN BİLGİLER
- **Beşinci Bölüm** - KONSOLİDE OLMAYAN MALİ TABLOLARA İLİŞKİN AÇIKLAMA VE DİPNOTLAR
- **Altıncı Bölüm** - DİĞER AÇIKLAMA VE DİPNOTLAR
- **Yedinci Bölüm** - SINIRLI DENETİM RAPORUNA İLİŞKİN AÇIKLAMALAR

Konsolide olmayan mali tablolar ile bunlara ilişkin açıklama ve dipnotlar Muhasebe Uygulama Yönetmeliği ve ilgili Tebliğler ile Bankamız kayıtlarına uygun olarak, aksi belirtilmediği müddetçe milyar Türk Lirası olarak, Türk Lirası'nın 30 Haziran 2003 tarihindeki cari satın alma gücüne göre yeniden ifade edilerek hazırlanmış olup, sınırlı denetime tabi tutulmuş ve ilişikte sunulmuştur.

1 Ağustos 2003

Özen GÖKSEL	Zafer KURTUL	Balamir YENİ	Atıl ÖZUS
İç Denetim Sisteminden Sorumlu Yönetim Kurulu Üyesi	Genel Müdür	Genel Müdür Yardımcısı	Müdür

6115-1/2003 (45)

BİRİNCİ BÖLÜM

Banka Hakkında Genel Bilgiler

İKİNCİ BÖLÜM

Banka'nın Konsolide Olmayan Mali Tabloları

ÜÇÜNCÜ BÖLÜM

Muhasebe Politikalarına İlişkin Açıklamalar

DÖRDÜNCÜ BÖLÜM

Banka'nın Mali Bünyesine İlişkin Bilgiler

BEŞİNCİ BÖLÜM

Konsolide Olmayan Mali Tablolara İlişkin Açıklama ve Dipnotlar

ALTINCI BÖLÜM

Diğer Açıklama ve Dipnotlar

YEDİNCİ BÖLÜM

Sınırlı Denetim Raporuna İlişkin Açıklamalar

BİRİNCİ BÖLÜM
BANKA HAKKINDA GENEL BİLGİLER

I. BANKA'NIN HİZMET TÜRÜ VE FAALİYET ALANLARINA İLİŞKİN AÇIKLAMA :

Akbank T.A.Ş. ("Banka" veya "Akbank"), Bakanlar Kurulu'nun 3/6710 sayılı kararıyla verilen izin çerçevesinde, her türlü banka işlemleri yapmak ve T.C. Kanunlarının menetmediği her çeşit iktisadi, mali ve ticari konularda teşebbüs ve faaliyette bulunmak üzere kurulmuş ve 30 Ocak 1948 tarihinde faaliyete geçmiş özel sermayeli bir ticaret bankasıdır. 30 Haziran 2003 tarihi itibariyle Banka'nın yurt çapında 615 şubesi, yurtdışında 8 şubesi ve 1 temsilciliği bulunmaktadır. 30 Haziran 2003 tarihi itibariyle Banka'nın personel sayısı 9.643 (31 Aralık 2002: 9.011) kişidir. Banka normal bankacılık faaliyetlerinin yanısıra, şubeleri aracılığıyla, Aksigorta A.Ş. ve Ak Emeklilik A.Ş. (Eski ünvanı "Akhayat Sigorta A.Ş.") adına sigorta acenteliği faaliyetlerini yürütmektedir. Banka'nın hisse senetleri 1990 yılından bu yana İstanbul Menkul Kıymetler Borsası'nda ("İMKB") işlem görmektedir. Ayrıca Banka hisselerinin % 4,03'lük bölümü 1998 yılında American Depository Receipt (ADR) ve adi hisse senedi olarak uluslararası piyasalara arz edilerek satılmıştır. Banka'nın 30 Haziran 2003 tarihi itibariyle ADR'lerle birlikte toplam halka açıklık oranı yaklaşık % 28'dir.

II. BANKA'NIN DAHİL OLDUĞU GRUBA İLİŞKİN AÇIKLAMA :

Banka'nın sermayesinde doğrudan veya dolaylı hakimiyeti sözkonusu olan sermaye grubu Sabancı Grubu'dur.

III. DİĞER BİLGİLER

a. Banka'nın yönetim merkezinin adresi :

Sabancı Center 34330, 4. Levent / İstanbul

b. Banka'nın telefon ve fax numaraları :

Telefon : (0 212) 270 00 44
Fax : (0 212) 269 77 87

c. Banka'nın elektronik site adresi :

www.akbank.com

AKBANK T.A.Ş.

I. 30 HAZİRAN 2003 VE 31 ARALIK 2002 TARİHLERİ İTİBARİYLE ENFLASYONA GÖRE DÜZELTİLMİŞ BİLANÇOLAR

(Tutarlar Milyar TL olarak TL'nin 30 Haziran 2003 tarihindeki satın alma gücüyle ifade edilmiştir.)

	AKTİF KALEMLER	Dipnot	CARİ DÖNEM (30/06/2003)			ÖNCEKİ DÖNEM (31/12/2002)		
			TP	YP	Toplam	TP	YP	Toplam
I.	**NAKİT DEĞERLER VE MERKEZ BANKASI**	Beşinci Bölüm (I-a)	**96,062**	**116,875**	**212,937**	**106,412**	**161,414**	**267,826**
1.1	Kasa		95,743	-	95,743	105,737	-	105,737
1.2	Efektif Deposu		-	116,460	116,460	-	161,073	161,073
1.3	T.C. Merkez Bankası		319	415	734	675	341	1,016
II.	**ALIM SATIM AMAÇLI MENKUL DEĞERLER (Net)**	Beşinci Bölüm (I-b)	**3,303,956**	**3,634,677**	**6,938,633**	**2,415,679**	**2,862,865**	**5,278,544**
2.1	Devlet Borçlanma Senetleri		3,303,944	3,618,647	6,922,591	2,415,667	2,842,357	5,258,024
2.1.1	Devlet Tahvili		2,550,006	3,618,647	6,168,653	1,373,490	2,837,687	4,211,177
2.1.2	Hazine Bonosu		753,938	-	753,938	1,042,177	4,670	1,046,847
2.1.3	Diğer		-	-	-	-	-	-
2.2	Hisse Senetleri		12	-	12	12	-	12
2.3	Diğer Menkul Değerler		-	16,030	16,030	-	20,508	20,508
III.	**BANKALAR VE DİĞER MALİ KURULUŞLAR**		**5,022**	**763,007**	**768,029**	**2,245**	**1,454,520**	**1,456,765**
3.1	Bankalar		5,022	763,007	768,029	2,245	1,454,520	1,456,765
3.1.1	Yurtiçi Bankalar		5,022	-	5,022	2,245	-	2,245
3.1.2	Yurtdışı Bankalar		-	763,007	763,007	-	1,454,520	1,454,520
3.2	Diğer Mali Kuruluşlar		-	-	-	-	-	-
IV.	**PARA PİYASALARI**		**315,000**	**369,185**	**684,185**	**1,633,099**	**476,226**	**2,109,325**
4.1	Bankalararası Para Piyasasından Alacaklar		285,000	369,185	654,185	1,633,099	476,226	2,109,325
4.2	İMKB Takasbank Piyasasından Alacaklar		-	-	-	-	-	-
4.3	Ters Repo İşlemlerinden Alacaklar		30,000	-	30,000	-	-	-
V.	**SATILMAYA HAZIR MENKUL DEĞERLER (Net)**	Beşinci Bölüm (I-c)	**2,240,881**	**1,495,940**	**3,736,821**	**3,281,998**	**2,730,001**	**6,011,999**
5.1	Hisse Senetleri		9,121	64	9,185	8,425	74	8,499
5.2	Diğer Menkul Değerler		2,231,760	1,495,876	3,727,636	3,273,573	2,729,927	6,003,500
VI.	**KREDİLER**	Beşinci Bölüm (I-d)	**1,763,513**	**4,491,729**	**6,255,242**	**1,313,409**	**5,690,358**	**7,003,767**
6.1	Kısa Vadeli		1,436,057	821,300	2,257,357	1,140,079	950,184	2,090,263
6.2	Orta ve Uzun Vadeli		327,456	3,670,429	3,997,885	173,330	4,740,174	4,913,504
6.3	Takipteki Krediler		66,220	43,970	110,190	76,950	49,962	126,912
6.4	Özel Karşılıklar (-)		66,220	43,970	110,190	76,950	49,962	126,912
VII.	**FAKTORİNG ALACAKLARI**		-	-	-	-	-	-
VIII.	**VADEYE KADAR ELDE TUTULACAK MENKUL DEĞERLER (Net)**	Beşinci Bölüm (I-e)	**644,765**	-	**644,765**	**752,470**	-	**752,470**
8.1	Devlet Borçlanma Senetleri		644,765	-	644,765	752,470	-	752,470
8.1.1	Devlet Tahvili		644,765	-	644,765	752,470	-	752,470
8.1.2	Hazine Bonosu		-	-	-	-	-	-
8.1.3	Diğer		-	-	-	-	-	-
8.2	Diğer Menkul Değerler		-	-	-	-	-	-
IX.	**İŞTİRAKLER (Net)**	Beşinci Bölüm (I-f)	**93,066**	**89,483**	**182,549**	**93,018**	**111,461**	**204,479**
9.1	Mali İştirakler		69,285	89,483	158,768	69,236	111,461	180,697
9.2	Mali Olmayan İştirakler		23,781	-	23,781	23,782	-	23,782
X.	**BAĞLI ORTAKLIKLAR (Net)**	Beşinci Bölüm (I-g)	**100,937**	**41,249**	**142,186**	**89,665**	**48,191**	**137,856**
10.1	Mali Ortaklıklar		100,937	41,249	142,186	88,433	48,191	136,624
10.2	Mali Olmayan Ortaklıklar		-	-	-	1,232	-	1,232
XI.	**DİĞER YATIRIMLAR (Net)**		-	-	-	-	-	-
XII.	**FİNANSAL KİRALAMA ALACAKLARI (Net)**	Beşinci Bölüm (I-h)	-	-	-	-	-	-
12.1	Finansal Kiralama Alacakları		-	-	-	-	-	-
12.2	Kazanılmamış Gelirler (-)		-	-	-	-	-	-
XIII.	**ZORUNLU KARŞILIKLAR**		**290,842**	**942,361**	**1,233,203**	**218,535**	**1,236,285**	**1,454,820**
XIV.	**MUHTELİF ALACAKLAR**		**21,076**	**4,391**	**25,467**	**52,117**	**531**	**52,648**
XV.	**FAİZ VE GELİR TAHAKKUK VE REESKONTLARI**	Beşinci Bölüm (I-i)	**1,766,696**	**359,395**	**2,126,091**	**1,619,738**	**344,973**	**1,964,711**
15.1	Kredilerin		71,093	41,025	112,118	34,007	64,289	98,296
15.2	Menkul Değerlerin		1,608,882	214,362	1,823,244	1,558,766	154,210	1,712,976
15.3	Diğer		86,721	104,008	190,729	26,965	126,474	153,439
XVI.	**MADDİ DURAN VARLIKLAR (Net)**		**521,267**	**29,583**	**550,850**	**496,297**	**29,555**	**525,852**
16.1	Defter Değeri		1,059,445	32,065	1,091,510	1,002,823	31,345	1,034,168
16.2	Birikmiş Amortismanlar (-)		538,178	2,482	540,660	506,526	1,790	508,316
XVII.	**MADDİ OLMAYAN DURAN VARLIKLAR (Net)**		**11,332**	-	**11,332**	**13,687**	-	**13,687**
17.1	Şerefiye		-	-	-	-	-	-
17.2	Diğer		26,815	-	26,815	26,815	-	26,815
17.3	Birikmiş Amortismanlar (-)		15,483	-	15,483	13,128	-	13,128
XVIII.	**DİĞER AKTİFLER**	Beşinci Bölüm (I-j)	**49,725**	**5,666**	**55,391**	**18,862**	**4,719**	**23,581**
	AKTİF TOPLAMI		**11,224,140**	**12,343,541**	**23,567,681**	**12,107,231**	**15,151,099**	**27,258,330**

İlişikteki açıklama ve dipnotlar bu mali tabloların tamamlayıcı bir parçasıdır.

Başaran Nas
~~Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi~~
a member of
PRICEWATERHOUSECOOPERS
Tarafından Görüldü 20

(Yetkili İmza / Kaşe)
AKBANK T.A.Ş.

AKBANK T.A.Ş.

II. 30 HAZİRAN 2003 VE 31 ARALIK 2002 TARİHLERİ İTİBARİYLE ENFLASYONA GÖRE DÜZELTİLMİŞ BİLANÇOLAR

(Tutarlar Milyar TL olarak TL'nin 30 Haziran 2003 tarihindeki satın alma gücüyle ifade edilmiştir.)

	PASİF KALEMLER	Dipnot	CARİ DÖNEM (30/06/2003)			ÖNCEKİ DÖNEM (31/12/2002)		
			TP	YP	Toplam	TP	YP	Toplam
I.	**MEVDUAT**	Beşinci Bölüm (II-a)	**4,234,468**	**11,128,795**	**15,363,263**	**4,899,571**	**13,600,515**	**18,500,086**
1.1	Bankalararası Mevduat		13,511	696,077	709,588	11,899	511,295	523,194
1.2	Tasarruf Mevduatı		3,163,954	-	3,163,954	3,374,566	-	3,374,566
1.3	Resmi Kuruluşlar Mevduatı		33,394	-	33,394	7,259	-	7,259
1.4	Ticari Kuruluşlar Mevduatı		858,601	-	858,601	1,281,268	-	1,281,268
1.5	Diğer Kuruluşlar Mevduatı		165,008	-	165,008	224,579	-	224,579
1.6	Döviz Tevdiat Hesabı		-	10,432,718	10,432,718	-	13,089,220	13,089,220
1.7	Kıymetli Madenler Depo Hesapları		-	-	-	-	-	-
II.	**PARA PİYASALARI**	Beşinci Bölüm (II-b)	**429,248**	-	**429,248**	**523,423**	-	**523,423**
2.1	Bankalararası Para Piyasalarından Alınan Borçlar		-	-	-	-	-	-
2.2	İMKB Takasbank Piyasasından Alınan Borçlar		53,000	-	53,000	-	-	-
2.3	Repo İşlemlerinden Sağlanan Fonlar		376,248	-	376,248	523,423	-	523,423
III.	**ALINAN KREDİLER**	Beşinci Bölüm (II-c)	**27,672**	**2,747,903**	**2,775,575**	**15,427**	**3,573,269**	**3,588,696**
3.1	T.C. Merkez Bankası Kredileri		-	-	-	-	-	-
3.2	Alınan Diğer Krediler		27,672	2,747,903	2,775,575	15,427	3,573,269	3,588,696
3.2.1	Yurtiçi Banka ve Kuruluşlardan		27,672	4,216	31,888	15,427	3,698	19,125
3.2.2	Yurtdışı Banka, Kuruluş ve Fonlardan		-	2,743,687	2,743,687	-	3,569,571	3,569,571
IV.	**İHRAÇ EDİLEN MENKUL KIYMETLER (Net)**	Beşinci Bölüm (II-d)	-	-	-	-	-	-
4.1	Bonolar		-	-	-	-	-	-
4.2	Varlığa Dayalı Menkul Kıymetler		-	-	-	-	-	-
4.3	Tahviller		-	-	-	-	-	-
V.	**FONLAR**	Beşinci Bölüm (II-e)	-	-	-	-	-	-
VI.	**MUHTELİF BORÇLAR**	Beşinci Bölüm (II-f)	**32,363**	**23,497**	**55,860**	**33,378**	**27,327**	**60,705**
VII.	**DİĞER YABANCI KAYNAKLAR**	Beşinci Bölüm (II-g)	**33,301**	**34,684**	**67,985**	**23,229**	**36,517**	**59,746**
VIII.	**ÖDENECEK VERGİ, RESİM, HARÇ VE PRİMLER**		**34,788**	**119**	**34,907**	**48,195**	**54**	**48,249**
IX.	**FAKTORİNG BORÇLARI**		-	-	-	-	-	-
X.	**FİNANSAL KİRALAMA BORÇLARI (Net)**	Beşinci Bölüm (II-h)	**820**	**13,005**	**13,825**	**909**	**18,386**	**19,295**
10.1	Finansal Kiralama Borçları		820	14,394	15,214	909	21,787	22,696
10.2	Ertelenmiş Finansal Kiralama Giderleri (-)		-	1,389	1,389	-	3,401	3,401
XI.	**FAİZ VE GİDER REESKONTLARI**	Beşinci Bölüm (II-i)	**147,927**	**221,618**	**369,545**	**184,144**	**270,772**	**454,916**
11.1	Mevduatın		124,877	44,181	169,058	113,903	50,383	164,286
11.2	Alınan Kredilerin		1,555	16,711	18,266	1,742	17,041	18,783
11.3	Repo İşlemlerinin		549	-	549	881	-	881
11.4	Diğer		20,946	160,726	181,672	67,618	203,348	270,966
XII.	**KARŞILIKLAR**	Beşinci Bölüm (II-j)	**423,779**	**2,660**	**426,439**	**372,679**	**3,878**	**376,557**
12.1	Genel Karşılıklar		29,179	-	29,179	34,036	-	34,036
12.2	Kıdem Tazminatı Karşılığı		9,569	-	9,569	8,884	-	8,884
12.3	Vergi Karşılığı		381,425	-	381,425	327,553	-	327,553
12.4	Sigorta Teknik Karşılıkları (Net)		-	-	-	-	-	-
12.5	Diğer Karşılıklar		3,606	2,660	6,266	2,206	3,878	6,084
XIII.	**SERMAYE BENZERİ KREDİLER**	Beşinci Bölüm (II-j)	-	**4,215**	**4,215**	-	**4,925**	**4,925**
XIV.	**ÖZKAYNAKLAR**	Beşinci Bölüm (II-k)	**4,026,124**	**695**	**4,026,819**	**3,621,732**	-	**3,621,732**
14.1	Ödenmiş Sermaye		1,200,000	-	1,200,000	816,000	-	816,000
14.2	Sermaye Yedekleri		2,055,287	695	2,055,982	2,041,634	-	2,041,634
14.2.1	Hisse Senedi İhraç Primleri	Beşinci Bölüm (II-l)	-	-	-	-	-	-
14.2.2	Hisse Senedi İptal Kârları		-	-	-	-	-	-
14.2.3	Menkul Değerler Değer Artış Fonu		41,659	695	42.354	20,612	-	20,612
14.2.4	Yeniden Değerleme Fonu		-	-	-	-	-	-
14.2.5	Yeniden Değerleme Değer Artışı		-	-	-	-	-	-
14.2.6	Diğer Sermaye Yedekleri		-	-	-	-	-	-
14.2.7	Ödenmiş Sermayenin Enflasyona Göre Düzeltilmesinden Kaynaklanan Sermaye Yedekleri		2,013,628	-	2,013,628	2,021,022	-	2,021,022
14.3	Kâr Yedekleri		282,303	-	282,303	-	-	-
14.3.1	Yasal Yedekler		40,749	-	40,749	-	-	-
14.3.2	Statü Yedekleri		-	-	-	-	-	-
14.3.3	Olağanüstü Yedekler		241,554	-	241,554	-	-	-
14.3.4	Diğer Kâr Yedekleri		-	-	-	-	-	-
14.4	Kâr veya Zarar		488,534	-	488,534	764,098	-	764,098
14.4.1	Geçmiş Yıllar Kâr veya Zararları		-	-	-	-	-	-
14.4.2	Dönem Net Kâr veya Zararı		488,534	-	488,534	764,098	-	764,098
						-	-	
	PASİF TOPLAMI		9,390,490	14,177,191	23,567,681	9,722,687	17,535,643	27,258,330

İlişikteki açıklama ve dipnotlar bu mali tabloların tamamlayıcı bir parçasıdır.

Başaran Nas
Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi
a member of
PRICEWATERHOUSECOOPERS
Tarafından Görüldü [illegible]
İstanbul, Tarih [illegible]

(Yetkili İmza / Kaşe)
AKBANK T.A.Ş.

AKBANK T.A.Ş.

III. 30 HAZİRAN 2003 VE 30 HAZİRAN 2002 TARİHLERİNDE SONA EREN ALTI AYLIK ARA DÖNEMLERE VE AYNI TARİHLERDE SONA EREN ÜÇER AYLIK DÖNEMLERE İLİŞKİN ENFLASYONA GÖRE DÜZELTİLMİŞ GELİR TABLOLARI

(Tutarlar Milyar TL olarak TL'nin 30 Haziran 2003 tarihindeki satın alma gücüyle ifade edilmiştir.)

	GELİR VE GİDER KALEMLERİ	Dipnot	Cari Dönem (01/01-30/06/2003)	Önceki Dönem (01/01-30/06/2002)	Cari Dönem (01/04-30/06/2003)	Önceki Dönem (01/04-30/06/2002)
I.	**FAİZ GELİRLERİ**	Beşinci Bölüm (III-a)	**1,803,012**	**1,893,190**	**726,380**	**922,851**
1.1	Kredilerden Alınan Faizler		414,164	482,237	207,325	249,926
1.1.1	TP Kredilerden Alınan Faizler		302,350	278,047	159,794	135,778
1.1.1.1	Kısa Vadeli Kredilerden		234,896	260,777	124,375	127,948
1.1.1.2	Orta ve Uzun Vadeli Kredilerden		67,454	17,270	35,419	7,830
1.1.2	YP Kredilerden Alınan Faizler		105,261	196,675	44,539	110,160
1.1.2.1	Kısa Vadeli Kredilerden		27,470	89,523	10,007	55,428
1.1.2.2	Orta ve Uzun Vadeli Kredilerden		77,791	107,152	34,532	54,732
1.1.3	Takipteki Alacaklardan Alınan Faizler		6,553	7,515	2,992	3,988
1.1.4	Kaynak Kullanım Destekleme Fonundan Alınan Primler		-	-	-	-
1.2	Zorunlu Karşılıklardan Alınan Faizler		35,212	23,140	17,044	12,015
1.3	Bankalardan Alınan Faizler		9,445	20,895	4,436	8,606
1.3.1	T.C. Merkez Bankası'ndan		3	12	3	11
1.3.2	Yurtiçi Bankalardan		954	1,798	520	9
1.3.3	Yurtdışı Bankalardan		8,488	19,085	3,913	8,586
1.4	Para Piyasası İşlemlerinden Alınan Faizler		252,545	405,264	78,254	155,116
1.5	Menkul Değerlerden Alınan Faizler		1,089,911	961,138	417,746	496,970
1.5.1	Alım Satım Amaçlı Menkul Değerlerden	Beşinci Bölüm (III-c)	680,905	961,138	433,243	496,970
1.5.2	Satılmaya Hazır Menkul Değerlerden	Beşinci Bölüm (III-c)	371,080	-	27,527	-
1.5.3	Vadeye Kadar Elde Tutulacak Menkul Değerlerden	Beşinci Bölüm (III-c), (III-h)	37,926	-	(43,024)	-
1.6	*Diğer Faiz Gelirleri*		1,735	516	1,575	218
II.	**FAİZ GİDERLERİ**	Beşinci Bölüm (III-b)	**1,017,329**	**1,005,591**	**477,470**	**495,456**
2.1	Mevduata Verilen Faizler		864,720	798,290	407,409	384,191
2.1.1	Bankalar Mevduatına		13,440	47,775	7,138	20,734
2.1.2	Tasarruf Mevduatına		592,672	544,235	284,486	258,099
2.1.3	Resmi Kuruluşlar Mevduatına		68	75	43	36
2.1.4	Ticari Kuruluşlar Mevduatına		46,819	4,531	17,131	4,077
2.1.5	Diğer Kuruluşlar Mevduatına		62,004	49,154	25,818	24,601
2.1.6	Döviz Tevdiat Hesaplarına		149,717	152,520	72,793	76,644
2.1.7	Kıymetli Maden Depo Hesaplarına		-	-	-	-
2.2	Para Piyasası İşlemlerine Verilen Faizler	Beşinci Bölüm (III-b-4)	104,011	145,902	47,130	81,051
2.3	Kullanılan Kredilere Verilen Faizler		46,798	59,977	22,007	29,279
2.3.1	T.C. Merkez Bankası'na		-	-	-	-
2.3.2	Yurtiçi Bankalara		3,428	8,179	1,885	3,521
2.3.3	Yurtdışı Bankalara		37,574	44,944	17,567	22,598
2.3.4	Diğer Kuruluşlara		5,796	6,854	2,555	3,160
2.4	Çıkarılan Menkul Kıymetlere Verilen Faizler		-	-	-	-
2.5	Diğer Faiz Giderleri		1,800	1,422	924	935
III.	**NET FAİZ GELİRİ (I - II)**		**785,683**	**887,599**	**248,910**	**427,395**
IV.	**NET ÜCRET VE KOMİSYON GELİRLERİ**		**72,669**	**64,872**	**43,857**	**30,211**
4.1	Alınan Ücret ve Komisyonlar		177,846	168,342	92,070	85,998
4.1.1	Nakdi Kredilerden		32,840	32,141	12,606	14,454
4.1.2	Gayri Nakdi Kredilerden		8,494	8,945	4,200	4,700
4.1.3	Diğer		136,512	127,256	75,264	66,844
4.2	Verilen Ücret ve Komisyonlar		105,177	103,470	48,213	55,787
4.2.1	Nakdi Kredilere Verilen		9,927	4,735	4,932	4,677
4.2.2	Gayri Nakdi Kredilere Verilen		137	140	69	74
4.2.3	Diğer		95,113	98,595	43,212	51,036
V.	**TEMETTÜ GELİRLERİ**		**1,183**	-	**447**	-
5.1	Alım Satım Amaçlı Menkul Değerlerden		-	-	-	-
5.2	Satılmaya Hazır Menkul Değerlerden		1,183	-	447	-
VI.	**NET TİCARİ KÂR / ZARAR**		**812,245**	**337,263**	**668,936**	**(1,923)**
6.1	Sermaye Piyasası İşlemleri Kâr/Zararı (Net)	Beşinci Bölüm (III-c)	490,011	536,725	354,195	383,152
6.2	Kambiyo Kâr/Zararı (Net)		322,234	(199,462)	314,741	(385,075)
VII.	**YATIRIM AMAÇLI MENKUL DEĞERLERDEN KÂR/ZARAR**		-	-	-	-
VIII.	**DİĞER FAALİYET GELİRLERİ**	Beşinci Bölüm (III-d)	**38,724**	**55,038**	**17,648**	**25,155**
IX.	**FAALİYET GELİRLERİ TOPLAMI (III+IV+V+VI+VII+VIII)**		**1,710,504**	**1,344,772**	**979,798**	**480,838**
X.	**KREDİ VE DİĞER ALACAKLAR KARŞILIĞI (-)**	Beşinci Bölüm (III-e)	**18,776**	**22,933**	**9,516**	**13,405**
XI.	**DİĞER FAALİYET GİDERLERİ (-)**	Beşinci Bölüm (III-h)	**585,653**	**448,572**	**398,013**	**64,881**
XII.	**FAALİYET KÂRI (IX-X-XI)**		**1,106,075**	**873,267**	**572,269**	**402,552**
XIII.	**BAĞLI ORTAKLIKLAR VE İŞTİRAKLERDEN KÂR/ZARAR**	Beşinci Bölüm (III-f)	**5,074**	**48,058**	**2,570**	**23,822**
XIV.	**NET PARASAL POZİSYON KARI / (ZARARI)**		**(297,083)**	**(276,571)**	**31,745**	**(95,239)**
XV.	**VERGİ ÖNCESİ KÂR (XII+XIII+XIV)**		**814,066**	**644,754**	**606,584**	**331,135**
XVI.	**VERGİ KARŞILIĞI (-)**	Beşinci Bölüm (III-i)	**325,532**	**254,601**	**180,030**	**84,567**
XVII.	**VERGİ SONRASI OLAĞAN FAALİYET KÂR/ZARARI (XV-XVI)**		**488,534**	**390,153**	**426,554**	**246,568**
XVIII.	**VERGİ SONRASI OLAĞANÜSTÜ KÂR/ZARAR**		-	-	-	-
18.1	Vergi Öncesi Olağanüstü Net Kâr/Zarar		-	-	-	-
18.1.1	Olağanüstü Gelirler		-	-	-	-
18.1.2	Olağanüstü Giderler (-)		-	-	-	-
18.2	Olağanüstü Kâra İlişkin Vergi Karşılığı (-)		-	-	-	-
XIX.	**NET DÖNEM KÂR ve ZARARI (XVII+XVIII)**		**488,534**	**390,153**	**426,554**	**246,568**
	Hisse Başına Kâr / Zarar (Tam TL tutarı ile gösterilmiştir)		407	325	355	205

İlişikteki açıklama ve dipnotlar bu mali tabloların tamamlayıcı bir parçasıdır.

Başaran Nas
Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi
a member of
PRICEWATERHOUSECOOPERS
Tarafından Görüldü
İstanbul Tarih

(Yetkili İmza / Kaşe)

AKBANK T.A.Ş.
GENEL MÜDÜRLÜĞÜ

AKBANK T.A.Ş.

IV. 30 HAZİRAN 2003 VE 31 ARALIK 2002 TARİHLERİ İTİBARİYLE ENFLASYONA GÖRE DÜZELTİLMİŞ BİLANÇO DIŞI YÜKÜMLÜLÜKLER TABLOLARI

(Tutarlar Milyar TL olarak TL'nin 30 Haziran 2003 tarihindeki satın alma gücüyle ifade edilmiştir.)

			CARİ DÖNEM (30/06/2003)			ÖNCEKİ DÖNEM (31/12/2002)		
		Dipnot	TP	YP	TOPLAM	TP	YP	TOPLAM
A. BİLANÇO DIŞI YÜKÜMLÜLÜKLER (I+II+III)			**2,627,778**	**7,032,113**	**9,659,891**	**2,254,804**	**7,040,320**	**9,295,124**
I.	**GARANTİ ve KEFALETLER**	Beşinci Bölüm (IV-b), (IV-c)	**763,608**	**1,076,643**	**1,840,251**	**762,610**	**1,225,360**	**1,987,970**
1.1.	Teminat Mektupları		763,579	567,949	1,331,528	762,610	563,152	1,325,762
1.1.1.	Devlet İhale Kanunu Kapsamına Girenler		101,502	90,792	192,294	99,594	68,647	168,241
1.1.2.	Dış Ticaret İşlemleri Dolayısıyla Verilenler		-	239,338	239,338	-	284,777	284,777
1.1.3.	Diğer Teminat Mektupları		662,077	237,819	899,896	663,016	209,728	872,744
1.2.	Banka Kabul Kredileri		-	4,994	4,994	-	2,663	2,663
1.2.1.	İthalat Kabul Kredileri		-	4,994	4,994	-	2,663	2,663
1.2.2.	Diğer Banka Kabulleri		-	-	-	-	-	-
1.3.	Akreditifler		-	503,686	503,686	-	658,765	658,765
1.3.1.	Belgeli Akreditifler		-	502,915	502,915	-	656,790	656,790
1.3.2.	Diğer Akreditifler		-	771	771	-	1,975	1,975
1.4.	Garanti Verilen Prefinansmanlar		-	-	-	-	-	-
1.5.	Cirolar		-	-	-	-	-	-
1.5.1.	T.C. Merkez Bankasına Cirolar		-	-	-	-	-	-
1.5.2.	Diğer Cirolar		-	-	-	-	-	-
1.6.	Menkul Kıy. İh. Satın Alma Garantilerimizden		-	-	-	-	-	-
1.7.	Diğer Garantilerimizden		-	-	-	-	780	780
1.8.	Diğer Kefaletlerimizden		29	14	43	-	-	-
II.	**TAAHHÜTLER**	Beşinci Bölüm (IV-b)	**1,841,130**	**1,149,440**	**2,990,570**	**1,432,195**	**1,550,432**	**2,982,627**
2.1.	Cayılamaz Taahhütler		1,841,130	1,149,440	2,990,570	1,432,195	1,550,432	2,982,627
2.1.1.	Vadeli, Aktif Değer Alım Taahhütleri		-	-	-	-	-	-
2.1.2.	Vadeli, Mevduat Al.-Sat. Taahhütleri		-	-	-	-	-	-
2.1.3.	İştir. ve Bağ. Ort. Ser. İşt. Taahhütleri		4	-	4	8,519	-	8,519
2.1.4.	*Kul. Gar. Kredi Tahsis Taahhütleri*		-	-	-	-	-	-
2.1.5.	Men. Kıy. İhr. Aracılık Taahhütleri		-	-	-	-	-	-
2.1.6.	Zorunlu Karşılık Ödeme Taahhüdü		-	-	-	-	-	-
2.1.7.	Kredi Kartı Harcama Limit Taahhütleri		1,841,126	1,149,440	2,990,566	1,423,676	1,550,432	2,974,108
2.1.8.	Diğer Cayılamaz Taahhütler		-	-	-	-	-	-
2.2.	Cayılabilir Taahhütler		-	-	-	-	-	-
2.2.1.	Cayılabilir Kredi Tahsis Taahhütleri		-	-	-	-	-	-
2.2.2.	Diğer Cayılabilir Taahhütler		-	-	-	-	-	-
III.	**TÜREV FİNANSAL ARAÇLAR**		**23,040**	**4,806,030**	**4,829,070**	**59,999**	**4,264,528**	**4,324,527**
3.1.	Vadeli Döviz Alım-Satım İşlemleri		21,752	40,000	61,752	59,526	71,058	130,584
3.1.1.	Vadeli Döviz Alım İşlemleri		9,910	19,944	29,854	19,916	45,381	65,297
3.1.2.	Vadeli Döviz Satım İşlemleri		11,842	20,056	31,898	39,610	25,677	65,287
3.2.	Para ve Faiz Swap İşlemleri		-	4,644,568	4,644,568	-	4,118,365	4,118,365
3.2.1.	Swap Para Alım İşlemleri		-	2,343,523	2,343,523	-	2,094,528	2,094,528
3.2.2.	Swap Para Satım İşlemleri		-	2,301,045	2,301,045	-	2,023,837	2,023,837
3.2.3.	Swap Faiz Alım İşlemleri		-	-	-	-	-	-
3.2.4.	Swap Faiz Satım İşlemleri		-	-	-	-	-	-
3.3.	Para ve Faiz Opsiyonları		-	-	-	-	-	-
3.3.1.	Para Alım Opsiyonları		-	-	-	-	-	-
3.3.2.	Para Satım Opsiyonları		-	-	-	-	-	-
3.3.3.	Faiz Alım Opsiyonları		-	-	-	-	-	-
3.3.4.	Faiz Satım Opsiyonları		-	-	-	-	-	-
3.4.	Futures Para İşlemleri		-	-	-	-	-	-
3.4.1.	Futures Para Alım İşlemleri		-	-	-	-	-	-
3.4.2.	Futures Para Satım İşlemleri		-	-	-	-	-	-
3.5.	Futures Faiz Alım-Satım İşlemleri		-	-	-	-	-	-
3.5.1.	Futures Faiz Alım İşlemleri		-	-	-	-	-	-
3.5.2.	Futures Faiz Satım İşlemleri		-	-	-	-	-	-
3.6.	Diğer		1,288	121,462	122,750	473	75,105	75,578
B. EMANET VE REHİNLİ KIYMETLER (IV+V)			**9,285,781**	**2,631,824**	**11,917,605**	**5,654,930**	**2,832,470**	**8,487,400**
IV.	**EMANET KIYMETLER**		**8,372,194**	**1,887,486**	**10,259,680**	**4,821,301**	**2,147,733**	**6,969,034**
4.1.	Müşteri Fon ve Portföy Mevcutları		-	-	-	-	-	-
4.2.	Emanete Alınan Menkul Değerler		7,623,763	1,142,791	8,766,554	4,181,538	1,267,726	5,449,264
4.3.	Tahsile Alınan Çekler		610,621	14,102	624,723	529,233	14,366	543,599
4.4.	Tahsile Alınan Ticari Senetler		137,704	729,622	867,326	110,412	864,490	974,902
4.5.	Tahsile Alınan Diğer Kıymetler		106	245	351	118	313	431
4.6.	İhracına Aracı Olunan Kıymetler		-	-	-	-	-	-
4.7.	Diğer Emanet Kıymetler		-	440	440	-	531	531
4.8.	Emanet Kıymet Alanlar		-	286	286	-	307	307
V.	**REHİNLİ KIYMETLER**		**913,587**	**744,338**	**1,657,925**	**833,629**	**684,737**	**1,518,366**
5.1.	Menkul Kıymetler		50,782	180,627	231,409	11,270	6,716	17,986
5.2.	*Teminat Senetleri*		*44,602*	*83,662*	*128,264*	*39,635*	*181,853*	*221,488*
5.3.	Emtia		-	-	-	-	-	-
5.4.	Varant		-	-	-	-	-	-
5.5.	Gayrimenkul		552,850	158,497	711,347	549,903	130,086	679,989
5.6.	Diğer Rehinli Kıymetler		265,353	321,552	586,905	232,821	366,082	598,903
5.7.	Rehinli Kıymet Alanlar		-	-	-	-	-	-
						-	-	
	BİLANÇO DIŞI HESAPLAR TOPLAMI (A+B)		**11,913,559**	**9,663,937**	**21,577,496**	**7,909,734**	**9,872,790**	**17,782,524**

İlişikteki açıklama ve dipnotlar bu mali tabloların tamamlayıcı bir parçasıdır.

Başaran Nas
Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi
a member of
PRICEWATERHOUSECOOPERS
Tarafından Görüldü

AKBANK T.A.Ş.
GENEL MÜDÜRLÜĞÜ
(Yetkili İmza / Kaşe)

AKBANK T.A.Ş.

V. 30 HAZİRAN 2003 VE 30 HAZİRAN 2002 TARİHLERİNDE SONA EREN ALTI AYLIK ARA DÖNEMLERE İLİŞKİN ENFLASYONA GÖRE DÜZELTİLMİŞ ÖZKAYNAK DEĞİŞİM TABLOLARI

(Tutarlar Milyar TL olarak TL'nin 30 Haziran 2003 tarihindeki satın alma gücüyle ifade edilmiştir.)

	ÖZKAYNAK KALEMLERİNDEKİ DEĞİŞİKLİKLER	Ödenmiş Sermaye	Ödenmiş Sermayenin Enflasyona Göre Düzeltilmesinden Kaynaklanan Sermaye Yedekleri	Hisse Senedi İhraç Primleri	Hisse Senedi İptal Kârları	Yasal Yedek Akçeler	Statü Yedekleri	Olağanüstü Yedek Akçe	Diğer Yedekler	Dönem Net Kârı / (Zararı)	Geçmiş Dönem Kârı / (Zararı)	Yeni. Değerleme Fonu	Yeni. Değerleme Değer Artışı	Menkul Değer. Değer Artış Fonu	Genel Toplam
	ÖNCEKİ DÖNEM (30/06/2002)														
1	Dönem Başı Bakiyesi (31/12/2001)	800,000	3,277,777	-	-	886,423	-	1,336,538	-	-	(3,363,865)	-	-	-	2,936,873
2	Satılmaya Hazır Yatırımlar	-	-	-	-	-	-	-	-	-	-	-	-	-	-
2.1	Net Rayiç Değer Kârı / (Zararı)	-	-	-	-	-	-	-	-	-	-	-	-	-	-
3	Kur Farkı	-	-	-	-	-	-	-	-	-	-	-	-	-	-
4	Net Dönem Kârı	-	-	-	-	-	-	-	-	390,153	-	-	-	-	390,153
5	Temettü	-	-	-	-	-	-	-	-	-	-	-	-	-	-
6	Yasal Yedeklere Aktarılan Tutarlar	-	-	-	-	-	-	-	-	-	-	-	-	-	-
7	Hisse Senetlerine Dönüştürülebilir Tahviller	-	-	-	-	-	-	-	-	-	-	-	-	-	-
8	*Hisse Senedi İhracı*	-	-	-	-	-	-	-	-	-	-	-	-	-	-
9	Ödenmiş Sermayenin Enflasyona Göre Düzeltilmesinden *Kaynaklanan Sermaye Yedekleri*	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	Dönem Sonu Bakiyesi (1+2+3+4+5+6+7+8+9)	800,000	3,277,777	-	-	886,423	-	1,336,538	-	390,153	(3,363,865)	-	-	-	3,327,026
	CARİ DÖNEM (30/06/2003)														
1	Dönem Başı Bakiyesi (31/12/2002)	816,000	2,021,022	-	-	-	-	-	-	764,098	-	-	-	20,612	3,621,732
	Dönem İçindeki Artışlar:														
2	Satılmaya Hazır Yatırımlar	-	-	-	-	-	-	-	-	-	-	-	-	21,742	21,742
2.1	Net Rayiç Değer Kârı / (Zararı)	-	-	-	-	-	-	-	-	-	-	-	-	21,742	21,742
3	Nakit Akış Riskinden Korunma	-	-	-	-	-	-	-	-	-	-	-	-	-	-
3.1	Net Rayiç Değer Kârı / (Zararı)	-	-	-	-	-	-	-	-	-	-	-	-	-	-
4	Kur Farkları	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	Aktarılan Tutarlar:														
5	Satılmaya Hazır Yatırımlar	-	-	-	-	-	-	-	-	-	-	-	-	-	-
5.1	Net Kâra Aktarılan Tutarlar	-	-	-	-	-	-	-	-	-	-	-	-	-	-
6	Nakit Akış Riskinden Korunma	-	-	-	-	-	-	-	-	-	-	-	-	-	-
6.1	Net Kâra Aktarılan Tutarlar	-	-	-	-	-	-	-	-	-	-	-	-	-	-
6.2	Varlıklara Aktarılan Tutarlar	-	-	-	-	-	-	-	-	-	-	-	-	-	-
7	Net Dönem Kârı	-	-	-	-	-	-	-	-	488,534	-	-	-	-	488,534
8	Temettü	-	-	-	-	-	-	-	-	(105,189)	-	-	-	-	(105,189)
9	Yasal Yedeklere Aktarılan Tutarlar	-	-	-	-	40,749	-	618,160	-	(658,909)	-	-	-	-	-
10	*Hisse Senedi İhracı*	384,000	(7,394)	-	-	-	-	(376,606)	-	-	-	-	-	-	-
11	Ödenmiş Sermayenin Enflasyona Göre Düzeltilmesinden *Kaynaklanan Sermaye Yedekleri*	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	Dönem Sonu Bakiyesi (1+2+3+4+5+6+7+8+9+10+11)	1,200,000	2,013,628	-	-	40,749	-	241,554	-	488,534	-	-	-	42,354	4,026,819

İlişikteki açıklama ve dipnotlar bu mali tabloların tamamlayıcı bir parçasıdır.

Başaran Nas
Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi
a member of
PRICEWATERHOUSECOOPERS
Tarafından Görüldü ZU
İstanbul, Tarih 08/03

(Tetkili Kaşe / İmza)

AKBANK T.A.Ş.
GENEL MÜDÜRLÜĞÜ

AKBANK T.A.Ş.
VI. 30 HAZİRAN 2003 VE 30 HAZİRAN 2002 TARİHLERİNDE SONA EREN ALTI AYLIK ARA DÖNEMLERE İLİŞKİN ENFLASYONA GÖRE DÜZELTİLMİŞ NAKİT AKIM TABLOLARI

(Tutarlar Milyar TL olarak TL'nin 30 Haziran 2003 tarihindeki satın alma gücüyle ifade edilmiştir.)

		Dipnot	CARİ DÖNEM (30/06/2003)	ÖNCEKİ DÖNEM (30/06/2002)
A.	**BANKACILIK FAALİYETLERİNE İLİŞKİN NAKİT AKIMLARI**			
1.1	Bankacılık Faaliyet Konusu Aktif ve Pasiflerdeki Değişim Öncesi Faaliyet Kârı		398,774	464,092
1.1.1	Alınan Faizler		1,662,917	1,638,152
1.1.2	Ödenen Faizler		(1,102,700)	(849,796)
1.1.3	Alınan Temettüler		6,257	48,058
1.1.4	Alınan Ücret ve Komisyonlar		177,846	168,342
1.1.5	Elde Edilen Diğer Kazançlar		490,011	536,725
1.1.6	Zarar Olarak Muhasebeleştirilen Donuk Alacaklardan Tahsilatlar		16,442	27,484
1.1.7	Personele ve Hizmet Tedarik Edenlere Yapılan Nakit Ödemeler		(123,835)	(115,691)
1.1.8	Ödenen Vergiler		(271,660)	(30,662)
1.1.9	Olağandışı Kalemler		-	-
1.1.10	Diğer		(159,421)	(681,949)
1.1.11	Parasal Kayıp		(297,083)	(276,571)
1.2	Bankacılık Faaliyetleri Konusu Aktif ve Pasiflerdeki Değişim		(4,833,758)	(1,763,364)
1.2.1	Alım Satım Amaçlı Menkul Değerlerde Net (Artış) Azalış		(1,660,089)	(1,414,386)
1.2.2	Bankalar Hesabındaki Net (Artış) Azalış		160,845	(285,526)
1.2.3	Kredilerdeki Net (Artış) Azalış		724,892	(145,684)
1.2.4	Diğer Aktiflerde Net (Artış) Azalış		(4,629)	(108,486)
1.2.5	Bankaların Mevduatlarında Net Artış (Azalış)		186,394	(569,672)
1.2.6	Diğer Mevduatlarda Net Artış (Azalış)		(3,323,217)	(87,298)
1.2.7	Alınan Kredilerdeki Net Artış (Azalış)		(908,006)	856,793
1.2.8	Vadesi Gelmiş Borçlarda Net Artış (Azalış)		-	-
1.2.9	Diğer Borçlarda Net Artış (Azalış)		(9,948)	(9,105)
I.	Bankacılık Faaliyetlerinden Kaynaklanan Net Nakit Akımı		(4,434,984)	(1,299,272)
B.	**YATIRIM FAALİYETLERİNE İLİŞKİN NAKİT AKIMLARI**			
II.	Yatırım Faaliyetlerinden Kaynaklanan Net Nakit Akımı		2,316,105	(544,443)
2.1	İktisap Edilen Bağlı Ortaklık ve İştirakler ve Diğer Yatırımlar		(7,554)	(10,500)
2.2	Elden Çıkarılan Bağlı Ortaklık ve İştirakler ve Diğer Yatırımlar		-	-
2.3	Satın Alınan Menkuller ve Gayrimenkuller		(59,804)	(16,057)
2.4	Elden Çıkarılan Menkul ve Gayrimenkuller		580	748
2.5	Elde Edilen Satılmaya Hazır Menkul Değerler		-	330
2.6	Elden Çıkarılan Satılmaya Hazır Menkul Değerler		2,275,178	-
2.7	Satın Alınan Yatırım Amaçlı Menkul Değerler		-	-
2.8	Satılan Yatırım Amaçlı Menkul Değerler		107,705	(518,964)
2.9	Olağandışı Kalemler		-	-
2.10	Diğer		-	-
C.	**FİNANSMAN FAALİYETLERİNE İLİŞKİN NAKİT AKIMLARI**			
III.	Finansman Faaliyetlerinden Sağlanan / (Kullanılan) Net Nakit		(110,659)	937
3.1	Krediler ve İhraç Edilen Menkul Değerlerden Sağlanan Nakit		-	-
3.2	Krediler ve İhraç Edilen Menkul Değerlerden Kaynaklanan Nakit Çıkışı		-	-
3.3	İhraç Edilen Sermaye Araçları		-	-
3.4	Temettü Ödemeleri		(105,189)	-
3.5	Finansal Kiralamaya İlişkin Net Artış / (Azalış)		(5,470)	937
3.6	Olağandışı Kalemler		-	-
3.7	Diğer		-	-
IV.	Döviz Kurundaki Değişimin Nakit ve Nakde Eşdeğer Varlıklar Üzerindeki Etkisi		-	-
V.	Nakit ve Nakde Eşdeğer Varlıklardaki Net Artış		(2,229,538)	(1,842,778)
VI.	Dönem Başındaki Nakit ve Nakde Eşdeğer Varlıklar	Beşinci Bölüm (V-a)	3,740,812	5,707,448
VII.	Dönem Sonundaki Nakit ve Nakde Eşdeğer Varlıklar	Beşinci Bölüm (V-a)	1,511,274	3,864,670

İlişikteki açıklama ve dipnotlar bu mali tabloların tamamlayıcı bir parçasıdır.

Başaran Nas
Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi
a member of
PRICEWATERHOUSECOOPERS
Tarafından Görüldü 20

(Yetkili Kaşe / İmza)
AKBANK T.A.Ş.

ÜÇÜNCÜ BÖLÜM
MUHASEBE POLİTİKALARINA İLİŞKİN AÇIKLAMALAR

I. SUNUM ESASLARINA İLİŞKİN AÇIKLAMA VE DİPNOTLAR :

a. Mali tabloların ve bunlara ilişkin açıklama ve dipnotların Muhasebe Uygulama Yönetmeliği ve muhasebe standartları hakkında tebliğlere uygun olarak hazırlanması :

Banka, muhasebe kayıtlarını ve kanuni mali tablolarını Türk lirası olarak, Bankalar Kanunu, Türk Ticaret Kanunu ve Türk vergi mevzuatına uygun olarak tutmakta ve tanzim etmektedir. Konsolide olmayan mali tablolar, 4389 sayılı Bankalar Kanunu'nun "Hesap ve Kayıt Düzeni" başlıklı 13. maddesinin hükümlerine dayanılarak, 1 Temmuz 2002 tarihinden geçerli olmak üzere, Bankacılık Düzenleme ve Denetleme Kurumu ("BDDK") tarafından 22 Haziran 2002 tarih ve 24793 (Mükerrer) sayılı Resmi Gazete'de yayımlanarak yürürlüğe konulan "Muhasebe Uygulama Yönetmeliği" ("MUY") ve bu Yönetmelik'e ilişkin olarak yayımlanmış muhasebe standartları tebliğleri kapsamında belirlenen esaslara uygun olarak hazırlanmıştır.

b. Mali tabloların paranın cari satın alma gücü esasına göre düzenlenmesi :

Muhasebe Uygulama Yönetmeliği'ne İlişkin 14 Sayılı Tebliğ olan "Mali Tabloların Yüksek Enflasyon Dönemlerinde Düzenlenmesine İlişkin Muhasebe Standardı" ("MUY 14") 1 Temmuz 2002 tarihi itibariyle yürürlüğe girmiştir.

MUY 14, yüksek enflasyonlu ekonomideki para birimi baz alınarak hazırlanan mali tabloların paranın bilanço tarihindeki cari satın alma gücüne göre yeniden düzenlenmesini gerektirir. Önceki dönemlere ait tutarlar da aynı şekilde düzeltilir. Bir ekonomiyi yüksek enflasyonlu olarak tanımlayabilmek için yukarıda sözü edilen Tebliğ'in belli ölçütleri vardır ve bunlardan bir tanesi de Devlet İstatistik Enstitüsü verilerine göre son üç yıllık enflasyon oranının yüzde yüze yaklaşması ya da bu oranı geçmesidir. Enflasyon düzeltmesi işlemleri, MUY 14'te yer alan esaslara göre ve MUY 14'ün eki olarak yayımlanan Toptan Eşya Fiyat Endeksleri ve Devlet İstatistik Enstitüsü'nün aynı bazda açıkladığı Toptan Eşya Fiyatları Genel Endeksi kullanılarak yapılmıştır. Beşinci Bölüm'de VII no'lu "Enflasyon Muhasebesine İlişkin Açıklama ve Dipnotlar" bölümünde enflasyon muhasebesi uygulaması ile ilgili ayrıntılı bilgiler sunulmuştur.

c. Mali tabloların hazırlanmasında izlenen muhasebe ilkeleri ve uygulanan değerleme esasları:

Mali tabloların hazırlanmasına ilişkin izlenen muhasebe politikaları ve kullanılan değerleme esasları MUY kapsamında belirlenen esaslara göre belirlenmiş ve uygulanmıştır. Söz konusu muhasebe politikaları ve değerleme esasları aşağıda yer alan II ila XXII no'lu dipnotlarda açıklanmaktadır.

II. İŞTİRAKLER, BAĞLI ORTAKLIKLAR VE SATILMAYA HAZIR PORTFÖYDE YER ALAN HİSSE SENETLERİNİN MALİ TABLOLARDA GÖSTERİMİ :

Türk lirası cinsinden iştirakler, bağlı ortaklıklar ve satılmaya hazır portföyde yer alan hisse senetleri, bunlara ilişkin kayıtlı tutarlarından, bu kuruluşların oluşturmalarına izin verilen "yeniden değerleme değer artış fonu" gibi fonların sermayelerine eklenmesi nedeniyle elde edilen tutarlar ve kur farkları dahil finansman giderleri indirildikten sonra kalan bakiyeleri dikkate alınarak enflasyona göre düzeltme işlemine tabi tutulmuştur.

Yabancı para cinsinden iştirak, bağlı ortaklık ve satılmaya hazır portföyde yer alan hisse senetlerinin düzeltilmiş tutarları, bu yatırımların döviz cinsinden elde etme maliyetlerinin bilanço tarihindeki döviz kurları kullanılarak Türk lirasına çevrilmesi suretiyle hesaplanmıştır.

Enflasyon muhasebesine göre düzeltilmiş tutarların net gerçekleşebilir değerin üzerinde olması durumunda, değer düşüklüğünün kalıcı veya geçici olması, değer düşüklüğünün oranı gibi kriterler de dikkate alınarak, ilgili iştirak, bağlı ortaklık ve satılmaya hazır portföyde yer alan hisse senetlerinin değeri net gerçekleşebilir değere veya varsa rayiç değere indirilmiştir.

III. YABANCI PARA CİNSİ ÜZERİNDEN İŞLEMLER İLE İLGİLİ UYGULANAN İLKELER :

Yabancı para cinsinden parasal aktif ve pasif kalemler bilanço tarihindeki döviz kurları ile değerlenmişlerdir. Parasal olan kalemlerin değerlemesinden kaynaklanan kur farkları gelir tablosunda "Kambiyo kar/zararı" olarak muhasebeleştirilmiştir. Elde etme maliyeti esasına göre muhasebeleştirilen parasal olmayan kalemlerden yabancı para iştirakler ise bunların döviz cinsinden elde etme maliyetlerinin bilanço tarihindeki döviz kurlarıyla TL'ye çevrilerek mali tablolarda yansıtılmıştır.

a. Yabancı para işlemlerin dönüştürülmesinde ve bunların mali tablolara yansıtılmasında kullanılan kur değerleri :

30 Haziran 2003 tarihi itibariyle yabancı para işlemlerin Türk lirasına dönüştürülmesinde ve bunların mali tablolara yansıtılmasında kullanılan ABD Doları kur değeri 1.442.000 TL, Euro kur değeri 1.648.782 TL ve Yen kur değeri 12.019 TL'dir.

b. Döneme ilişkin net kara dahil edilen toplam kur farkları :

Banka'nın ilişikteki mali tablolarda döneme ilişkin net kara dahil edilen toplam kur farkı (kambiyo) karı tutarı, net 322.234 TL'dir.

c. Kur farklarından doğan değerleme fonu hesabının toplam tutarı ve dönem içinde meydana gelen değişiklikler :

Kur farklarından doğan değerleme fonu hesabının bakiyesi bulunmamaktadır.

d. Aktifleştirilmiş kur farkı tutarı :

Aktifleştirilmiş kur farkları bulunmamaktadır.

e. Kur riski yönetim politikasının temel esasları :

Kur riski yönetim politikasının temel esasları ile ilgili bilgiler Dördüncü Bölüm'de V no'lu dipnotta verilmektedir.

f. Yurtdışında kurulu ortaklıklardaki net yatırımların, iştiraklerin, ödünçlerin ve riskten korunma amaçlı diğer araçların Türk parasına dönüştürülmesi sonucunda ortaya çıkan kur farklarının hangi hesaplarda izlendiği :

Banka'nın yurtdışında kurulu ortaklıklardaki yabancı para cinsinden net yatırımlarının döviz cinsinden tutarları bilanço tarihindeki döviz kurları ile değerlenmiştir. Değerleme sonucu oluşan kur farkları gelir tablosunda "Kambiyo kar/zararı" olarak muhasebeleştirilmiştir.

Riskten korunma amaçlı araçlar bulunmamaktadır.

g. Yurtdışında kurulu bir ortaklığın edinilmesinden doğan şerefiye ile, bu ortaklığın aktif ve pasif kalemlerinin rayiç değere uyarlanması sonucu oluşan tutarların Türk parasına dönüştürülmesinde uygulanan yöntem :

Cari dönemde yurtdışında kurulu bir ortaklık edinilmemiştir. Diğer taraftan Banka'nın yurtdışında kurulu herhangi bir ortaklığı ile ilgili şerefiye tutarı bulunmamaktadır. Yurtdışındaki ortaklıkların aktif ve pasif kalemlerinin rayiç değere uyarlanması sonucunda herhangi bir fark tutarı oluşmamıştır.

h. Yurtdışı ortaklığının elden çıkarılması halinde sonuçların hangi hesaplara yansıtıldığı :

Cari ve önceki dönemde elden çıkarılan yurtdışında kurulu bir ortaklık bulunmamaktadır.

i. Borçlanmayı temsil eden menkul değerler ile parasal nitelikli finansal aktiflerin Türk parasına dönüştürülmesinden kaynaklanan farkların gelir tablosuna dahil edilip edilmediği:

Borçlanmayı temsil eden menkul değerler bulunmamaktadır. Parasal nitelikli finansal aktiflerin Türk parasına dönüştürülmesinden kaynaklanan kur farkları gelir tablosunda "Kambiyo kar/zararı" içerisinde muhasebeleştirilmiştir.

IV. VADELİ İŞLEM VE OPSİYON SÖZLEŞMELERİ İLE TÜREV ÜRÜNLERE İLİŞKİN AÇIKLAMALAR :

Banka'nın türev işlemlerini ağırlıklı olarak yabancı para swapları ile vadeli döviz alım-satım sözleşmeleri oluşturmaktadır. Banka'nın ana sözleşmeden ayrıştırılmak suretiyle oluşturulan türev ürünleri bulunmamaktadır.

Banka'nın türev ürünleri "Finansal araçların muhasebeleştirilmesi standardı" ("MUY 1") gereğince "Riskten korunma amaçlı" ve "Alım-satım amaçlı" olarak sınıflandırılmaktadır. Buna göre, bazı türev işlemler ekonomik olarak Banka için risklere karşı etkin bir koruma sağlamakla birlikte, muhasebesel olarak MUY 1 kapsamında bunlar "Alım-satım amaçlı" olarak muhasebeleştirilmektedir.

Türev işlemlerin ilk olarak kayda alınmasında elde etme maliyeti kullanılmakta ve bunlara ilişkin işlem maliyetleri elde etme maliyetine dahil edilmektedir. Ayrıca, türev işlemlerden doğan yükümlülük ve alacaklar sözleşme tutarları üzerinden nazım hesaplara kaydedilmektedir.

Türev işlemler kayda alınmalarını izleyen dönemlerde rayiç değer ile değerlenmekte ve rayiç değerin pozitif veya negatif olmasına göre bilançoda sırasıyla, "Faiz ve gelir tahakkuk ve reeskontları" veya "Faiz ve gider reeskontları" içerisinde gösterilmektedir. Yapılan değerleme

sonucu rayiç değerde meydana gelen farklar alım satım amaçlı türev işlemlerde gelir tablosunda yansıtılmaktadır.

30 Haziran 2003 tarihi itibariyle Banka'nın türev ürünlerinin rayiç değerleri 67.603 (31 Aralık 2002: 87.981) TL'dir.

V. FİNANSAL ARAÇLARIN NETLEŞTİRİLMESİNE İLİŞKİN AÇIKLAMALAR :

Finansal varlıklar ve borçlar, Banka'nın netleştirmeye yönelik yasal bir hakka ve yaptırım gücüne sahip olması ve ilgili finansal aktif ve pasifi net tutarları üzerinden tahsil etme/ödeme niyetinde olması; veya, ilgili finansal varlığı ve borcu eşzamanlı olarak sonuçlandırma hakkına sahip olması durumlarında bilançoda net tutarları üzerinden gösterilir.

VI. FAİZ GELİR VE GİDERİNE İLİŞKİN AÇIKLAMALAR :

Faiz gelir ve giderleri tahakkuk esasına göre muhasebeleştirilmektedir. Banka, donuk alacaklarla ilgili faiz gelirleri ve, varsa, tahsili şüpheli görülen diğer faiz gelirleriyle ilgili reeskont uygulamasını durdurmakta ve o tarihe kadar kaydedilmiş olan reeskont tutarlarını iptal ederek tahsilat gerçekleşene kadar gelir olarak kaydetmemektedir.

VII. ÜCRET VE KOMİSYON GELİR VE GİDERLERİNE İLİŞKİN AÇIKLAMALAR :

Tahsil edildikleri dönemde gelir kaydedilen bazı bankacılık işlemleriyle ilgili ücret gelirleri haricindeki ücret ve komisyon gelirleri ve giderleri esas olarak tahakkuk esasına göre muhasebeleştirilmektedir. Diğer kredi kurum ve kuruluşlarına ödenen kredi ücret ve komisyon giderleri işlem maliyeti olarak dikkate alınmakta ve "Etkin faiz (iç verim) yöntemi"ne göre muhasebeleştirilmektedir. Sözleşmeler yoluyla sağlanan ya da üçüncü bir gerçek veya tüzel kişi için varlık alımı veya satımı gibi işlemlere ilişkin hizmetler yoluyla sağlanan gelirler tahsil edildiği tarihlerde gelir olarak kaydedilmektedir.

VIII. ALIM SATIM AMAÇLI MENKUL DEĞERLERE İLİŞKİN AÇIKLAMALAR :

Alım - satım amaçlı menkul değerler piyasada kısa dönemde oluşan fiyat ve benzeri unsurlardaki dalgalanmalardan kar sağlama amacıyla elde edilen, veya elde edilme nedeninden bağımsız olarak, kısa dönemde kar sağlamaya yönelik bir portföyün parçası olan menkul değerlerdir.

Alım satım amaçlı menkul değerler, bilançoya, ilk olarak işlem maliyetleri de dahil olmak üzere maliyet değerleri ile yansıtılmakta ve kayda alınmalarını müteakiben rayiç değerleri ile değerlemeye tabi tutulmaktadır. Rayiç değere esas teşkil eden fiyat oluşumlarının aktif piyasa koşulları içerisinde gerçekleşmemesi durumunda rayiç değerin güvenilir bir şekilde belirlenmediği kabul edilmekte ve "Etkin faiz (iç verim) yöntemi"ne göre hesaplanan "İskonto edilmiş değer" rayiç değer olarak dikkate alınmaktadır. Yapılan değerleme sonucu oluşan kazanç ve kayıplar kar/zarar hesaplarına dahil edilmektedir. Alım satım amaçlı menkul değerlerin elde tutulması esnasında kazanılan faizler öncelikle faiz gelirleri içerisinde ve elde edilen kar payları temettü gelirleri içerisinde gösterilmektedir; bu şekilde kayıtlara yansıtılan "Faiz gelirleri" ilgili kıymetlerin vadelerinden önce satılmaları sırasında Tek Düzen Hesap Planı gereğince "Sermaye Piyasası İşlemleri Karı" hesabına aktarılmaktadır.

IX. SATIŞ VE GERİ ALIŞ ANLAŞMALARI VE MENKUL DEĞERLERİN ÖDÜNÇ VERİLMESİ İŞLEMLERİNE İLİŞKİN AÇIKLAMALAR :

Tekrar geri alımlarını öngören anlaşmalar çerçevesinde satılmış olan menkul kıymetler ("Repo") Banka portföyünde tutuluş amaçlarına göre "Alım – satım amaçlı", "Satılmaya hazır" veya "Vadeye kadar elde tutulacak" portföylerde sınıflandırılmakta ve ait olduğu portföyün esaslarına göre değerlemeye tabi tutulmaktadır. Repo sözleşmesi karşılığı elde edilen fonlar pasifte "Repo işlemlerinden sağlanan fonlar" hesabında muhasebeleştirilmekte ve ilgili repo anlaşmaları ile belirlenen satım ve geri alım fiyatları arasındaki farkın döneme isabet eden kısmı için "Etkin faiz (iç verim) oranı yöntemi"ne göre gider reeskontu hesaplanmaktadır.

Geri satım taahhüdü ile alınmış menkul kıymetler ("Ters repo") işlemleri bilançoda "Ters repo işlemlerinden alacaklar" kalemi altında muhasebeleştirilmektedir. Ters repo anlaşmaları ile belirlenen alım ve geri satım fiyatları arasındaki farkın döneme isabet eden kısmı için "Etkin faiz (iç verim) oranı yöntemi"ne göre faiz gelir reeskontu hesaplanmaktadır.

Banka'nın herhangi bir şekilde ödünce konu edilmiş menkul değeri bulunmamaktadır.

X. VADEYE KADAR ELDE TUTULACAK MENKUL DEĞERLER VE SATILMAYA HAZIR MENKUL DEĞERLERE İLİŞKİN AÇIKLAMALAR :

Banka finansal varlıklarını "Alım – satım amaçlı", "Satılmaya hazır", "Banka kaynaklı krediler ve alacaklar" veya "Vadeye kadar elde tutulacaklar" olarak sınıflandırmakta ve muhasebeleştirmektedir. Söz konusu finansal varlıkların alım ve satım işlemleri "Teslim tarihi"ne göre kayıtlara alınmakta ve kayıtlardan çıkarılmaktadır. Finansal varlıkların sınıflandırılması şekli ilgili varlıkların Banka yönetimi tarafından satınalma amaçları dikkate alınarak, elde edildikleri tarihlerde kararlaştırılmaktadır.

Finansal varlıkların gelecekte beklenen nakit akışlarının "Etkin faiz (iç verim) oranı yöntemi" ile iskonto edilmek suretiyle hesaplanan tahmini tahsil edilebilir tutarının defter değerinden düşük olması durumunda söz konusu finansal varlığın zaafiyete uğradığı kabul edilir. Finansal varlıkların zaafiyete uğraması sonucu oluşan değer düşüklüğü için karşılık ayrılır ve ayrılan karşılık gider hesapları ile ilişkilendirilir.

a. Vadeye kadar elde tutulacak menkul değerler :

Vadeye kadar elde tutulacak menkul değerler, vadesine kadar saklama niyetiyle elde tutulan ve fonlama kabiliyeti dahil olmak üzere vade sonuna kadar elde tutulabilmesi için gerekli koşulların sağlanmış olduğu, sabit veya belirlenebilir ödemeleri ile sabit vadesi bulunan ve; banka kaynaklı krediler ve alacaklar dışında kalan menkul değerlerdir. Vadeye kadar elde tutulacak menkul değerler ilk olarak elde etme maliyeti üzerinden kayda alınmakta ve kayda alınmayı müteakiben "Etkin faiz (iç verim) oranı yöntemi" kullanılarak "İskonto edilmiş bedeli" ile değerlenmektedir. Vadeye kadar elde tutulacak menkul değerlerle ilgili faiz gelirleri gelir tablosunda yansıtılmaktadır.

Banka'nın önceden vadeye kadar elde tutulacak menkul değerler arasında sınıflandırdığı ancak, sınıflandırma esaslarına uyulmadığından iki yıl boyunca bu sınıflandırmaya tabi tutulamayacak finansal varlıkları bulunmamaktadır. Vadeye kadar elde tutulacak menkul değerlerle ilgili herhangi bir değer azalışı yoktur ve bu nedenle de ayrılan herhangi bir karşılık bulunmamaktadır.

b. Satılmaya hazır menkul değerler :

Satılmaya hazır menkul değerler "Banka kaynaklı krediler ve alacaklar" ile "Vadeye kadar elde tutulacaklar" ve "Alım-satım amaçlılar" dışında kalan menkul değerlerden oluşmaktadır.

Satılmaya hazır menkul değerler kayda alınmalarını izleyen dönemlerde rayiç değerle değerlenmektedir. Rayiç değere esas teşkil eden fiyat oluşumlarının aktif piyasa koşulları içerisinde gerçekleşmemesi durumunda rayiç değerin güvenilir bir şekilde belirlenmediği kabul edilmekte ve "Etkin faiz (iç verim) yöntemi"ne göre hesaplanan iskonto edilmiş değer rayiç değer olarak dikkate alınmaktadır. Satılmaya hazır menkul değerlerin rayiç değerlerindeki değişikliklerden kaynaklanan "Gerçekleşmemiş kâr ve zararlar" ilgili finansal varlığa karşılık gelen değerin tahsili, varlığın satılması, elden çıkarılması veya zaafiyete uğraması durumlarından birinin gerçekleşmesine kadar dönemin gelir tablosuna yansıtılmamakta ve; özkaynaklar içindeki "Menkul değerler değer artış fonu" hesabında izlenmektedir. Söz konusu menkul değerlerin tahsil edildiğinde veya elden çıkarıldığında özkaynak içinde yansıtılan birikmiş rayiç değer farkları gelir tablosuna yansıtılmaktadır.

Satılmaya hazır menkul değerlerin elde tutulması esnasında kazanılan faizler öncelikle faiz gelirleri içerisinde gösterilmektedir. Bu şekilde kayıtlara yansıtılan "Faiz gelirleri" ilgili kıymetlerin vadelerinden önce satılmaları sırasında Tek Düzen Hesap Planı gereğince "Sermaye Piyasası İşlemleri Karı" hesabına aktarılmaktadır.

XI. BANKA KAYNAKLI KREDİLER VE ALACAKLAR İLE AYRILAN ÖZEL VE GENEL KARŞILIKLARA İLİŞKİN AÇIKLAMALAR :

Banka kaynaklı krediler ve alacaklar, borçluya para, mal veya hizmet sağlama yoluyla yaratılan finansal varlıklardır. Söz konusu banka kaynaklı krediler ve alacaklar ilk olarak elde etme maliyeti üzerinden kayda alınmakta ve kayda alınmayı müteakiben "Etkin faiz (iç verim) oranı yöntemi" kullanılarak iskonto edilmiş bedelleri ile değerlenmektedir. Bunların teminatı olarak alınan varlıklarla ilgili olarak ödenen harçlar ve benzeri diğer masraflar işlem maliyetinin bir parçası olarak kabul edilmemekte ve gider hesaplarına yansıtılmaktadır.

Banka, yönetimin değerlendirmeleri ve tahminleri doğrultusunda herhangi bir kredinin veya alacağın tahsil imkanının sınırlı veya şüpheli hale gelmesi durumunda ve/veya zarar niteliğindeki krediler ve diğer alacaklar için 30 Haziran 2001 tarih ve 24448 sayılı Resmi Gazete'de yayımlanan "Bankalarca Karşılık Ayrılacak Kredilerin ve Diğer Alacakların Niteliklerinin Belirlenmesi ve Ayrılacak Karşılıklara İlişkin Esas ve Usuller Hakkında Yönetmelik"i de dikkate alarak özel ve genel karşılık ayırmaktadır. Ayrılan karşılıklar o yılın gelirinden düşülmektedir. Daha önce karşılık ayrılan alacaklar tahsil edildiğinde ayrılan özel karşılık hesabından düşülerek "Diğer faaliyet gelirleri" hesabında yansıtılmaktadır. Tahsili mümkün olmayan alacaklar bütün yasal işlemler tamamlandıktan sonra kayıtlardan silinmektedir.

XII. ŞEREFİYE VE DİĞER MADDİ OLMAYAN DURAN VARLIKLARA İLİŞKİN AÇIKLAMALAR :

30 Haziran 2003 ve 31 Aralık 2002 tarihleri itibariyle mali tablolara yansıtılması gereken şerefiye kalemi yoktur.

Maddi olmayan duran varlıkların ilk kayıtları elde etme tutarları ve varlığın kullanılabilir hale getirilebilmesi için gerekli diğer doğrudan giderlerin ilavesi suretiyle bulunmuş maliyet bedeli üzerinden yapılmıştır. Maddi olmayan duran varlıklar, kayda alınmalarını izleyen dönemde

maliyet bedelinden birikmiş amortismanların ve varsa birikmiş değer azalışlarının düşülmesinden sonra kalan tutarları üzerinden değerlenmiştir.

Maddi olmayan duran varlıklar tahmini faydalı ömürleri olan beş yıl boyunca doğrusal amortisman yöntemi kullanılarak itfa edilmektedir. Varlığın faydalı ömrünün tespiti, varlığın beklenen kullanım süresi, teknik, teknolojik veya diğer türdeki eskime ve varlıktan beklenen ekonomik faydayı elde etmek için gerekli olan bakım masrafları gibi hususların değerlendirilmesi suretiyle yapılmıştır.

Banka, muhasebe tahminlerinde, amortisman süresi, amortisman yöntemi veya kalıntı değer bakımından cari dönemde veya sonraki dönemlerde önemli etkileri olması beklenen değişiklikler beklememektedir.

Devam eden bilgisayar yazılımları ile ilgili maliyetler ve bilgisayar yazılımlarını geliştirici harcamalar ilgili bilgisayar yazılımlarının orjinal içeriğini ve yararlı ömürlerini artırmaya yönelik ise söz konusu yazılımın maliyetine eklenerek aktifleştirilir. Bu şekilde aktifleştirilen harcamalar ilgili varlığın kalan yararlı ömrü boyunca "Doğrusal itfa yöntemi" ile itfa edilirler.

XIII. MADDİ DURAN VARLIKLARA İLİŞKİN AÇIKLAMALAR :

Maddi duran varlıkların ilk kayıtları elde etme tutarları ve varlığın kullanılabilir hale getirilebilmesi için gerekli diğer doğrudan giderlerin ilavesi suretiyle bulunmuş maliyet bedeli üzerinden yapılmıştır. Maddi duran varlıklar, kayda alınmalarını izleyen dönemde maliyet bedelinden birikmiş amortismanların ve varsa birikmiş değer azalışlarının düşülmesinden sonra kalan tutarları üzerinden değerlenmiştir.

Amortisman, maddi duran varlıkların maliyetleri üzerinden tahmin edilen faydalı ömürler esas alınarak doğrusal yöntem kullanılarak ayrılmaktadır. Tahmin edilen ekonomik ömürler aşağıdaki gibidir:

Binalar	50 yıl
Büro makina, mobilya mefruşat ve taşıtlar	5 yıl

Bilanço tarihi itibariyle aktifte bir hesap döneminden daha az bir süre bulunan varlıklara ilişkin olarak, bir tam yıl için öngörülen amortisman tutarının, varlığın aktifte kalış süresiyle orantılanması suretiyle bulunan tutar kadar amortisman ayrılmıştır.

Enflasyona göre düzeltilmiş maliyet bedelinin ilgili maddi duran varlığın "Net gerçekleşebilir değeri"nin üzerinde olması durumunda söz konusu varlığın değeri "Net gerçekleşebilir değeri"ne indirilir ve ayrılan değer düşüklüğü karşılığı gider hesapları ile ilişkilendirilir.

Maddi duran varlıklar, mali tablolarda rayiç değerleri ile yansıtmaya yönelik olarak, yeniden değerlemeye tabi tutulmamaktadır.

Maddi duran varlıkların elden çıkarılmasından doğan kazanç ve kayıplar satış hasılatından ilgili maddi duran varlığın net defter değerinin düşülmesi suretiyle tespit edilmektedir.

Maddi bir duran varlığa yapılan normal bakım ve onarım harcamaları, gider olarak muhasebeleştirilmektedir. Maddi duran varlığın kapasitesini genişleterek kendisinden gelecekte elde edilecek faydayı artıran nitelikteki yatırım harcamaları, maddi duran varlığın maliyetine eklenmektedir. Yatırım harcamaları, varlığın faydalı ömrünü uzatan, varlığın hizmet kapasitesini

artıran, üretilen mal veya hizmetin kalitesini artıran veya maliyetini azaltan giderler gibi maliyet unsurlarından oluşmaktadır.

Maddi duran varlıkların üzerinde rehin, ipotek ve diğer tedbirler veya bunların alımı için verilen taahhütler ya da bunlar üzerindeki tasarruf haklarının kullanılmasını sınırlayan başkaca bir husus mevcut değildir.

Banka, maddi duran varlıklara ilişkin olarak muhasebe tahminlerinde veya sonraki dönemlerde önemli bir etkisi olması beklenen değişiklikler beklememektedir.

XIV. KİRALAMA İŞLEMLERİNE İLİŞKİN AÇIKLAMALAR :

Banka, finansal kiralama yoluyla elde ettiği sabit kıymetlerini "Rayiç değeri ile kira ödemelerinin bugünkü değerinden düşük olanı"nı esas almak suretiyle kaydetmektedir. Finansal kiralama yoluyla edinilen sabit kıymetler maddi duran varlıklar içinde sınıflandırılmakta ve bu sabit kıymetler faydalı ömürleri esas alınmak suretiyle amortismana tabi tutulmaktadır. Finansal kiralama yoluyla edinilen sabit kıymetlerin değerinde bir azalma tespit edildiğinde "Değer düşüklüğü karşılığı" ayrılmaktadır. Finansal kiralama sözleşmelerinden kaynaklanan borçlar pasifte "Finansal kiralama borçları" hesabında gösterilmektedir. Finansal kiralama ile ilgili faiz ve kur farkı giderleri gelir tablosuna yansıtılmaktadır.

Banka "Kiralayan" olma sıfatıyla finansal kiralama işlemleri gerçekleştirmemektedir.

Faaliyet kiralaması ile ilgili işlemler ilgili sözleşme hükümleri doğrultusunda ve tahakkuk esasına göre muhasebeleştirilmektedir.

XV. KARŞILIKLAR VE ŞARTA BAĞLI YÜKÜMLÜLÜKLERE İLİŞKİN AÇIKLAMALAR :

Krediler ve diğer alacaklar için ayrılan özel ve genel karşılıklar dışında kalan karşılıklar ve şarta bağlı yükümlülükler "Muhasebe Uygulama Yönetmeliği'ne İlişkin 8 Sayılı Tebliğ - Karşılıklar, Şarta Bağlı Yükümlülükler ve Varlıkların Muhasebeleştirilmesi Standardı"na uygun olarak muhasebeleştirilmektedir.

Karşılıklar bilanço tarihi itibariyle mevcut bulunan ve geçmişten kaynaklanan yasal veya yapısal bir yükümlülüğün bulunması, yükümlülüğü yerine getirmek için ekonomik fayda sağlayan kaynakların çıkışının gerçekleşme olasılığının olması ve yükümlülük tutarı konusunda güvenilir bir tahminin yapılabildiği durumlarda muhasebeleştirilmektedir. Geçmiş dönemlerdeki olayların bir sonucu olarak ortaya çıkan yükümlülükler için "Dönemsellik ilkesi" uyarınca bu yükümlülüklerin ortaya çıktığı dönemde karşılık ayrılmaktadır. Yükümlülük, tutarının tahmin edilemediği durumlarda "Şarta bağlı" olarak kabul edilmektedir. Şarta bağlı yükümlülükler için şartın gerçekleşme olasılığı yüksek ise ve güvenilir olarak ölçülebiliyorsa karşılık ayrılmaktadır.

XVI. ÇALIŞANLARIN HAKLARINA İLİŞKİN YÜKÜMLÜLÜKLERE İLİŞKİN AÇIKLAMALAR :

Çalışan haklarına ilişkin yükümlülükler "Muhasebe Uygulama Yönetmeliği'ne İlişkin 10 Sayılı Tebliğ – Banka Çalışanlarının Haklarının Muhasebeleştirilmesi Standardı ("MUY 10")" hükümlerine göre muhasebeleştirilmektedir.

Kıdem ve ihbar tazminatlarından doğan yükümlülükler için, MUY 10'na uygun olarak, bilançonun hazırlandığı dönemden önceki son beş yıl için yapılan ödemelerin toplam yükümlülük tutarlarına oranları olarak hesaplanan fiili ödeme oranlarının ortalaması dikkate alınmak suretiyle

cari yıla ilişkin toplam yükümlülük üzerinden karşılık ayrılmaktadır. Kıdem ve ihbar tazminatlarından doğan yükümlülükler için ayrılan karşılık tutarına esas fiili ödeme oranlarının son beş yıllık basit aritmetik ortalaması % 10,45'tir (31 Aralık 2002: % 9,64).
Banka'nın 30 Haziran 2003 tarihi itibariyle bilanço tarihinden itibaren 12 aydan daha uzun sürede sözleşme süresi dolacak belirli süreli sözleşme ile istihdam edilen çalışanları bulunmamaktadır.

Banka çalışanları 506 sayılı Sosyal Sigortalar Kanunu'nun geçici 20. maddesine göre kurulmuş olan "Akbank T.A.Ş. Tekaüt Sandığı Vakfı ("Tekaüt Sandığı")"nın üyesidir. Tekaüt Sandığı'nın 31 Aralık 2002 tarihi itibariyle hazırlanan teknik mali tabloları Sigorta Murakebe Kanunu'nun 38. maddesi ve bu maddeye istinaden çıkarılan "Aktüerler Yönetmeliği" hükümlerine göre aktüerler siciline kayıtlı bir aktüer tarafından denetlenmiştir. 28 Ocak 2003 tarihli denetim raporu sonucuna göre Tekaüt Sandığı'nın teknik mali tablolarında "Fiili veya teknik açık" tespit edilmemiştir.

XVII. VERGİ UYGULAMALARINA İLİŞKİN AÇIKLAMALAR :

26 Nisan 2003 tarihli Resmi Gazete'de yayınlanan 4842 sayılı yeni vergi kanunu çerçevesinde 2003 yılı gelirlerinden başlamak üzere kurumlar vergisi oranı % 30 olarak uygulanacaktır. Kurumlar vergisi, kurumlar vergisi beyannamesini verme süresi içinde tek taksitte ödenecektir.

Banka, 2003 yılı karını dağıtmadığı sürece yukarıda belirtilen % 30 kurumlar vergisi dışında ayrıca stopaj hesaplamayacaktır. Karın dağıtılması halinde stopaj aşağıda belirtilen hususlar çerçevesinde hesaplanacaktır:

- Karın sermayeye ilave edilmesi hali kar dağıtımı sayılmayacak ve stopaj uygulanmayacaktır.

- Banka'nın tam mükellef kurumlara yapacağı kar dağıtımı stopaja tabi değildir.

- Banka'nın tam mükellef gerçek kişilere, kurumlar vergisi ve gelir vergisi mükellefiyeti olmayanlara, kurumlar vergisi ve gelir vergisinden muaf olanlara, dar mükellef kurumlara, dar mükellef gerçek kişilere ve gelir vergisinden muaf dar mükelleflere yapılacak kar dağıtımı stopaja tabi olacaktır.

Banka'nın 2003 yılından önceki dönemlere ait karlarının tam mükellef kurum dışındaki ortaklara dağıtılması halinde aşağıdaki açıklamalara göre işlem yapması gerekecektir:

- Banka tarafından 31 Aralık 1998 ya da daha önceki tarihlerde sona eren hesap döneminde elde edilen kazançlar ile 31 Aralık 1999 - 31 Aralık 2002 arasındaki dönemde sona eren hesap dönemlerinde elde edilen, kurumlar vergisinden istisna edilmiş kazançların dağıtılması halinde stopaj yükümlülüğü bulunmamaktadır.

- 31 Aralık 1999 - 31 Aralık 2002 arasında sona eren hesap dönemlerinde elde edilen, kurumlar vergisinden istisna edilmemiş kazançların dağıtılması halinde stopaj uygulanacaktır.

Yukarıda belirtilen kanunla Banka üçer aylık mali tabloları üzerinden % 30 oranında geçici vergi hesaplayacak ve o dönemi izleyen ikinci ayın 15inci günü akşamına kadar o yılın kurumlar vergisinden mahsup edilmek üzere ödeyecektir.

Kurumlar Vergisi Kanunu'na göre beyanname üzerinde gösterilen mali zararlar 5 yılı aşmamak kaydıyla dönem kurumlar vergisi matrahından indirilebilirler.

Banka, uygulanan muhasebe politikaları ve değerleme esasları ile vergi mevzuatı arasındaki "Zamanlama farkları"ndan doğan farklar için ertelenmiş vergi hesaplamakta ve muhasebeleştirmektedir.

XVIII. BORÇLANMALARA İLİŞKİN İLAVE AÇIKLAMALAR :

Alım satım amaçlı finansal yükümlülükler ve türev finansal araçlara ilişkin yükümlülükler rayiç değer üzerinden; diğer tüm finansal yükümlülükler ise kayda alınmalarını izleyen dönemlerde "Etkin faiz (iç verim) yöntemi" ile "İskonto edilmiş bedel"leri üzerinden değerlenmektedir.

Borçlanmayı temsil eden yükümlülükler için likidite riski, faiz oranı riski ve yabancı para kur riskine karşı çeşitli riskten korunma teknikleri uygulanmaktadır.

Hisse senedine dönüştürülebilir tahvil ihraç edilmemiştir.

XIX. ÖDENMİŞ SERMAYE VE HİSSE SENETLERİ STOĞUNA İLİŞKİN AÇIKLAMALAR :

Hisse senedi ihracı ile ilgili işlem maliyetleri gider olarak muhasebeleştirilmektedir.

1 Ocak – 31 Aralık 2002 dönemine ilişkin Banka Genel Kurulu tarafından alınan kar dağıtım kararı Beşinci Bölüm'de II-n no'lu dipnotta belirtilmiştir.

XX. AVAL VE KABULLERE İLİŞKİN AÇIKLAMALAR :

Aval ve kabüller Banka'nın olası borç taahhütleri olarak "Bilanço dışı yükümlülükler" arasında gösterilmektedir. Aktif karşılığı bir yükümlülük olarak gösterilen aval ve kabüller bulunmamaktadır.

XXI. DEVLET TEŞVİKLERİNE İLİŞKİN AÇIKLAMALAR :

Banka'nın 30 Haziran 2003 ve 31 Aralık 2002 tarihleri itibariyle almış olduğu devlet teşvikleri bulunmamaktadır.

XXII. SINIFLANDIRMALAR :

Cari dönem mali tabloların sunumu ile uygunluk sağlaması için önceki dönem mali tabloları üzerinde bazı sınıflandırma işlemleri yapılmıştır.

DÖRDÜNCÜ BÖLÜM
BANKA'NIN MALİ BÜNYESİNE İLİŞKİN BİLGİLER

I. FİNANSAL ARAÇLARIN KULLANIM STRATEJİSİ VE YABANCI PARA CİNSİNDEN İŞLEMLERE İLİŞKİN AÇIKLAMALAR :

Banka'nın temel faaliyet alanı bireysel bankacılık, kurumsal bankacılık, özel bankacılık, döviz, para piyasaları ve menkul kıymet işlemleri (Hazine işlemleri) ile uluslararası bankacılık hizmetlerini kapsayan bankacılık faaliyetlerini kapsamaktadır. Banka, faaliyetlerinin doğası gereği finansal araçları yoğun olarak kullanmaktadır. Banka ana fonlama kaynağı olarak çeşitli vade dilimlerinde mevduat kabul etmekte ve bu yolla topladığı kaynakları yüksek getirisi olan ve kaliteli finansal aktiflerde değerlendirmektedir. Mevduat dışında Banka'nın en önemli fon kaynakları özkaynaklar ve yurtdışı finansal kurumlardan sağlanan, genelde orta ve uzun vadeli kredilerdir. Banka, kullandığı kaynakların ve çeşitli finansal aktiflere yapılan plasmanların risk ve getiri açısından dengesini kurarak, riskleri azaltan ve kazançları yüksek tutan etkin bir aktif-pasif yönetimi stratejisi takip etmektedir. Bunun gereği olarak uzun vadeli plasmanların daha yüksek faiz oranı taşıması hususuna özellikle dikkat edilmektedir. Banka'nın vadesi gelen tüm yükümlülüklerini karşılayacak likiditesi mevcuttur. Likidite yönetiminde aktif ve pasiflerin vade yapılarının dikkate alınması esastır. Aktif-pasif yönetiminin temel hedefi Banka'nın likidite riski, faiz oranı riski, döviz kuru riski ve kredi riskini belli sınırlar dahilinde tutmak; aynı zamanda karlılığı artırmak ve Banka'nın özkaynaklarını güçlendirmektir. Banka'nın aktif-pasif yönetimi "Aktif-Pasif Komitesi ("APKO")" tarafından Banka Üst Düzey Risk Komitesi'nce belirtilen risk limitleri dahilinde yürütülmektedir.

Krediler ve menkul kıymetlere yapılan plasmanlar vade yapıları ve piyasa koşulları çerçevesinde Banka'nın faaliyet alanları için hesaplanan ortalama getirinin üzerinde getiri elde edilen alanlardır. Bankalara yapılan plasmanlar likidite yönetimi açısından daha kısa vadeli ve genelde daha düşük getirilidirler.

Banka, para ve sermaye piyasalarındaki kısa vadeli kur, faiz ve fiyat hareketleri karşısında, belirlenen sınırlamalar dahilinde ve piyasa koşullarına göre çeşitli pozisyonlar alabilmektedir. Banka Üst Düzey Risk Komitesi söz konusu pozisyonları sürekli olarak izlemekte ve günün koşullarına uygun olarak uyguladığı limitleri güncellemektedir.

Banka satılmaya hazır ve diğer portföylerdeki yabancı para cinsinden sermaye araçları ve diğer yabancı para cinsi işlemler dolayısıyla maruz kaldığı kur risklerini yabancı para aktif ve pasiflerin genel dengesini kuran riskten korunma yapılandırmalarıyla ve çeşitli türev araçlar vasıtasıyla karşılamaktadır ve kontrol etmektedir. Banka'nın yabancı iştiraklerindeki ve bağlı ortaklıklarındaki net yatırımlarının kur riskinden korunma yolları da aynı doğrultuda gerçekleştirilmektedir.

Faiz oranından kaynaklanan risklere karşı uygulanan riskten korunma yöntemleri esas olarak sabit ve değişken faizli aktif ve pasifleri vade yapılarını da dikkate alan bir dengede tutmak şeklindedir.

Banka'nın risk yönetimi ile ilgili detaylı açıklamalar bu bölümdeki III, IV, V, VI ve VII no'lu dipnotlarda verilmektedir.

II. SERMAYE YETERLİLİĞİ STANDART ORANINA İLİŞKİN AÇIKLAMALAR :

a. Banka'nın sermaye yeterliliği standart oranı % 44,07'dir (31 Aralık 2002: % 39,07). Bu oran ilgili mevzuatta belirlenen asgari oran olan % 8'in oldukça üzerindedir.

b. Sermaye yeterliliği standart oranının tespitinde kullanılan risk ölçüm yöntemleri, risk ağırlıklı varlıkların ve gayrinakdi kredilerin ilgili mevzuattaki risk ağırlık oranlarına göre belirlenmesi ve; yine ilgili mevzuat gereği menkul değerler üzerindeki piyasa riski ile Banka'nın kur riskinin toplamını ifade eden "Riske maruz değer"in hesaplanmasıdır. Aşağıdaki tablolarda Banka'nın sermaye yeterliliği standart oranı hesaplamasına esas teşkil eden "Risk ağırlıklı varlıkları"nın ayrıntıları ve "Özkaynak" hesaplaması yer almaktadır.

c. Sermaye yeterliliği standart oranına ilişkin bilgiler:

	Risk Ağırlıkları			
	%0	%20	%50	%100
Risk Ağırlıklı Varlıklar ve Gayrinakdi Krediler				
Bilanço Kalemleri (Net)	15.318.084	680.557	77.565	5.031.561
Nakit Değerler	211.558	645	-	-
Bankalar	734	679.912	-	88.117
Bankalararası Para Piyasası	654.185	-	-	-
Ters Repo İşlemlerinden Alacaklar	30.000	-	-	-
Zorunlu Karşılıklar	1.233.203	-	-	-
Özel Finans Kurumları	-	-	-	-
Krediler	1.887.319	-	77.565	4.290.358
Takipteki Alacaklar (Net)	-	-	-	-
İştirak, Bağlı Ortaklık ve Satılmaya Hazır Menkul Değerler	3.727.636	-	-	24.731
Muhtelif Alacaklar	-	-	-	25.467
Vadeye Kadar Elde Tutulacak Menkul Değerler (Net)	644.765	-	-	-
Finansal Kiralama Amaçlı Varlıklar için Verilen Avanslar	-	-	-	-
Finansal Kiralama İşlemlerinden Alacaklar	-	-	-	-
Finansal Kiralama Konusu Varlıklar (Net)	-	-	-	-
Sabit Kıymetler (Net)	-	-	-	553.931
Diğer Aktifler	6.928.684	-	-	48.957
Bilanço Dışı Kalemler	1.886.161	900.019	3.137.253	170.835
Garanti ve Kefaletler	81	772.079	145.447	2.518
Taahhütler	-	-	2.990.570	-
Diğer Nazım Hesaplar	-	-	-	-
Türev Finansal Araçlar ile İlgili İşlemler	-	56.989	-	493
Faiz ve Gelir Tahakkuk ve Reeskontları	1.886.080	70.951	1.236	167.824
Risk Ağırlığı Verilmemiş Hesaplar	-	-	-	-
Toplam Risk Ağırlıklı Varlıklar	17.204.245	1.580.576	3.214.818	5.202.396

d. Sermaye yeterliliği standart oranına ("SYR") ilişkin özet bilgi:

	Cari Dönem 30 Haziran 2003	Önceki Dönem 31 Aralık 2002
Toplam Risk Ağırlıklı Varlıklar ("RAV") (*)	8.450.216	8.492.070
Özkaynak	3.723.861	3.318.126
Özkaynak/RAV (SYR (%))	44,07	39,07

(*) Cari döneme ilişkin Risk Ağırlıklı Varlıklar toplamına "Piyasa Riskine Esas Tutarın Hesaplandığı Matrah" olan 1.324.296 TL (31 Aralık 2002: 1.186.494 TL) dahildir.

e. Özkaynak kalemlerine ilişkin bilgiler:

	Cari Dönem 30 Haziran 2003	Önceki Dönem 31 Aralık 2002
ANA SERMAYE		
Ödenmiş Sermaye	1.200.000	816.000
Nominal Sermaye	1.200.000	816.000
Sermaye Taahhütleri (-)	-	-
Ödenmiş Sermayenin Enflasyona Göre Düzeltilmesinden Kaynaklanan Sermaye Yedekleri	2.013.628	2.021.022
Hisse Senedi İhraç Primleri ve İptal Kârları	-	-
Yasal Yedekler	40.749	-
I. Tertip Kanuni Yedek Akçe (TTK 466/1)	33.993	-
II. Tertip Kanuni Yedek Akçe (TTK 466/2)	6.756	-
Özel Kanunlar Gereği Ayrılan Yedek Akçe	-	-
Statü Yedekleri	-	-
Olağanüstü Yedekler	241.554	-
Genel Kurul Kararı Uyarınca Ayrılan Yedek Akçe	241.554	-
Dağıtılmamış Kârlar	-	-
Birikmiş Zararlar	-	-
Yabancı Para Sermaye Kur Farkı	-	-
Kâr	488.534	764.098
Dönem Kârı	488.534	764.098
Geçmiş Yıllar Kârı	-	-
Zarar (-)	-	-
Dönem Zararı	-	-
Geçmiş Yıllar Zararı	-	-
Ana Sermaye Toplamı	**3.984.465**	**3.601.120**
KATKI SERMAYE		
Yeniden Değerleme Fonu	-	-
Menkuller	-	-
Gayrimenkuller	-	-
Sermayeye Eklenecek İştirak ve Bağlı Ortaklık Hisseleri ile Gayrimenkul Satış Kazançları	-	-
Özel Maliyet Bedelleri Yeniden Değerleme Fonu	-	-
Yeniden Değerleme Değer Artışı	-	-
Kur Farkları	-	-
Genel Karşılıklar	29.179	34.036
Muhtemel Riskler İçin Ayrılan Serbest Karşılıklar	-	-
Alınan Sermaye Benzeri Krediler	1.686	2.956
Menkul Değerler Değer Artış Fonu	42.354	20.612
İştirakler ve Bağlı Ortaklıklardan	(4.977)	(5.434)
Satılmaya Hazır Menkul Değerlerden	47.331	26.046
Yapısal Pozisyona Konu Edilen Menkul Değerler Değer Artışı	-	-
Katkı Sermaye Toplamı	**73.219**	**57.604**
ÜÇÜNCÜ KUŞAK SERMAYE	-	-
SERMAYE	**4.057.684**	**3.658.724**

Başaran Nas
Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi
a member of
PRICEWATERHOUSECOOPERS

(Yetkili İmza / Kaşe)
AKBANK T.A.Ş.

SERMAYEDEN İNDİRİLEN DEĞERLER	**333.823**	**340.598**
Ana Faaliyet Konuları Para ve Sermaye Piyasaları ile Sigortacılık Olan ve Bu Konudaki Özel Kanunlara Göre İzin ve Ruhsat ile Faaliyet Gösteren Mali Kurumlara Yapılan Tüm Sermaye Katılımlarına İlişkin Tutarlar ile Özsermaye Yöntemi Uygulanmış Ancak Aktif ve Pasifleri Konsolide Edilmemiş Bu Tür Mali Ortaklıklara İlişkin Sermaye Payları	309.189	324.876
Özel Maliyet Bedelleri	8.251	9.769
İlk Tesis Bedelleri	-	-
Peşin Ödenmiş Giderler	16.383	5.953
İştirakler, Bağlı Ortaklıkların, Sermayesine Katılınan Diğer Ortaklıkların, Özsermaye Yöntemi Uygulanmış Ancak Aktif ve Pasifleri Konsolide Edilmemiş Bu Tür Mali Ortaklıkların ve Sabit Kıymetlerin Rayiç Değerleri Bilançoda Kayıtlı Değerlerinin Altında ise Aradaki Fark	-	-
Türkiye'de Faaliyet Gösteren Diğer Bankalara Verilen Sermaye Benzeri Krediler	-	-
Şerefiye (Net)	-	-
Aktifleştirilmiş Giderler	-	-
Toplam Özkaynak	**3.723.861**	**3.318.126**

III. KREDİ RİSKİNE İLİŞKİN AÇIKLAMALAR :

a. Kredi riski, Banka'nın taraf olduğu sözleşmelerde karşı tarafların yükümlülüklerini yerine getirememe riskidir. Banka kredilendirme işlemlerinde kredi riskini risk sınırlandırmasına tabi tutmak amacıyla karşı taraflara kredi limitleri belirlemekte ve bu limitlerin ötesinde kredi tahsisi yapmamaktadır. Kredi limitleri her bir bireysel müşteri, şirket, şirketler grubu, risk grupları için ürün bazında ayrı ayrı belirlenmektedir. Kredi limitleri belirlenirken müşterilerin mali gücü, ticari kapasiteleri, sektörleri, coğrafi bölgeleri, sermaye yapıları gibi bir çok kriter bir arada değerlendirilmektedir. Müşterilerin mali yapılarının incelenmesi, ilgili mevzuat uyarınca alınan hesap durumu belgeleri ve diğer bilgilere dayanılarak yapılmaktadır. Genel ekonomik gelişmelerin değerlendirilmesi ve müşterilerin mali bilgilerinde ve işlerinde meydana gelen değişikliklerin izlenmesi neticesinde daha önce belirlenen kredi limitleri sürekli olarak revize edilmektedir. Kredi limitleri için müşteri bazında belirlenen cins ve tutarda teminatlar sağlanmaktadır.

Kredilendirme işlemlerinde ürün ve müşteri bazında belirlenen limitler esas alınmakta, risk ve limit bilgileri sürekli olarak kontrol edilmektedir.

b. Vadeli işlem ve opsiyon sözleşmesi ve benzeri diğer sözleşmeler cinsinden tutulan pozisyonlar üzerinde kredi riski ve piyasa risklerine karşı tesis edilmiş risk kontrol limitleri bulunmaktadır.

c. Özellikle döviz ve faiz oranlarındaki dalgalanmalardan kaynaklanabilecek kredi risklerini karşılamak ve kontrol etmek amacıyla gerektiğinde vadeli işlemler de gerçekleştirilmektedir.

d. Banka tazmin edilen gayrinakdi kredileri vadesi geldiği halde ödenmeyen krediler ile aynı risk ağırlığına tabi tutmaktadır. Kredi riski, nakit ve gayrinakit her türlü karşı taraf riski taşıyan sözleşmeler ve pozisyonlar için geniş kapsamlı olarak tanımlanmakta ve yönetilmektedir.

Yenilenen ve yeniden itfa planına bağlanan krediler Banka tarafından Banka'nın kredi risk yönetimi ve takibi ilkelerine göre izlemeye alınmaktadır. İlgili müşterinin finansal durumu ve ticari faaliyetleri sürekli analiz edilmekte ve yenilenen plana göre anapara ve faiz ödemelerinin yapılıp yapılmadığı ilgili birimler tarafından takip edilmektedir.

Banka'nın risk yönetim anlayışı çerçevesinde uzun vadeli taahhütlerin kısa vadeli taahhütlere oranla daha fazla kredi riskine maruz kaldığı kabul edilmekte ve uzun vadeli riskler için risk limiti belirleme, teminatlandırma gibi hususlar kısa vadeli risklere oranla daha geniş kapsamlı olarak ele alınmaktadır.

e. Banka'nın yurtdışında yürütmekte olduğu bankacılık faaliyetleri ve kredilendirme işlemleri ilgili ülkelerin ekonomik koşulları, müşteri ve kuruluşların faaliyetleri çerçevesinde önemli bir risk oluşturmamaktadır.

Banka, ulusal ve uluslararası bankacılık piyasasında aktif bir katılımcı olarak diğer finansal kurumların finansal faaliyetleri ile birlikte değerlendirildiğinde önemli ölçüde kredi riskine maruz değildir. Banka'nın bilançosundan da görüleceği üzere, takipteki kredilerin toplam kredilere oranı %1,7 gibi çok düşük bir seviyededir ve bunların tamamı için %100 karşılık ayrılmıştır.

f. Bankaca üstlenilen kredi riski için ayrılan genel karşılık tutarı 29.179 TL'dir.

IV. PİYASA RİSKİNE İLİŞKİN AÇIKLAMALAR :

Banka kur riski ve faiz oranı risklerini piyasa riskini oluşturan en önemli iki bileşen olarak değerlendirmektedir. Banka Üst Düzey Risk Komitesi piyasa riski ile ilgili olarak limitler belirlemektedir ve piyasa koşullarına göre limitler sürekli olarak gözden geçirilmektedir. Belirlenen limitlerin uygulanması yetki sınırlandırmalarına tabi tutulmakta ve böylece kontrol etkinliği artırılmaktadır. Piyasa riski menkul kıymetler portföyü bazında ve Banka'nın kur riskini de içerecek şekilde günlük ve haftalık olarak ölçülmekte ve Banka Üst Düzey Risk Komitesi'ne raporlanmaktadır. Aşağıdaki tablo 31 Ocak 2002 tarih ve 24567 sayılı Resmi Gazete'de yayımlanan "Bankaların Sermaye Yeterliliğinin Ölçülmesi ve Değerlendirilmesine İlişkin Yönetmelik"in 18 no'lu maddesi uyarınca "Standart Metod ile Piyasa Riski Ölçüm Yöntemi"ne göre 30 Haziran 2003 tarihi itibariyle piyasa riski hesaplamasının ayrıntılarını göstermektedir.

		Tutar
Faiz Oranı Riski İçin Hesaplanan Sermaye Yükümlülüğü - Standart Metot		78.688
Genel Piyasa Riski İçin Hesaplanan Sermaye Yükümlülüğü		78.517
Spesifik Risk İçin Hesaplanan Sermaye Yükümlülüğü		171
Faiz Oranı Riskine Tabi Opsiyonlar İçin Hesaplanan Sermaye Yükümlülüğü		-
Hisse Senedi Pozisyon Riski İçin Hesaplanan Sermaye Yükümlülüğü - Standart Metot		2
Genel Piyasa Riski İçin Hesaplanan Sermaye Yükümlülüğü		1
Spesifik Risk İçin Hesaplanan Sermaye Yükümlülüğü		1
Hisse Senedi Pozisyon Riskine Tabi Opsiyonlar İçin Hesaplanan Sermaye Yükümlülüğü		-
Kur Riski İçin Hesaplanan Sermaye Yükümlülüğü - Standart Metot		27.254
Sermaye Yükümlülüğü		27.254
Kur Riskine Tabi Opsiyonlar İçin Hesaplanan Sermaye Yükümlülüğü		-
Toplam Riske Maruz Değer-İç Model		-
Piyasa Riskini Karşılamak İçin Hesaplanan Toplam Sermaye Yükümlülüğü	(*)	105.944
Piyasa Riskine Maruz Tutarın Hesaplandığı Matrah	(*)	1.324.296

(*) Bu bölümün II no'lu dipnotunda belirtilen "Sermaye yeterliliği standart oranı" kapsamındaki piyasa riskinin hesaplamasında kullanılan 1.324.296 TL'nin tümü değil ancak % 8'ine isabet eden bölümü olan 105.944 TL maruz kalınabilecek piyasa riskini temsil etmektedir; 105.944 TL aynı zamanda söz konusu riskin ortadan kaldırılması için gereken minimum sermaye tutarını da ifade etmektedir.

V. KUR RİSKİNE İLİŞKİN AÇIKLAMALAR :

Banka'nın yabancı para cinsinden ve yabancı paraya endeksli aktifleri ile yabancı para cinsinden yükümlülükleri arasındaki fark "YP net genel pozisyon" olarak tanımlanmakta ve kur riskine baz teşkil etmektedir. Kur riskinin önemli bir boyutu da YP net genel pozisyon içindeki farklı cinsten yabancı paraların birbirleri karşısındaki değerlerinin değişmesinin doğurduğu risktir (çapraz kur riski). Banka kur riskine maruz tutarı Üst Düzey Risk Komitesi tarafından belirlenen limitler içerisinde tutmaktadır. Üst Düzey Risk Komitesi genel ekonomik durum ve piyasalardaki gelişmelere göre risk limitlerini sürekli olarak gözden geçirmekte ve gerekli hallerde yeni limitler belirlemektedir. Söz konusu limitler hem YP net genel pozisyon için hem de bu pozisyon içindeki çapraz kur riski için ayrı ayrı belirlenmekte ve takip edilmektedir. Kur riski yönetiminin bir aracı olarak swap ve forward gibi vadeli işlem sözleşmeleri de gerektiğinde kullanılarak riskten korunma sağlanmaktadır.

Banka'nın mali tablo tarihi ile bu tarihten geriye doğru son beş iş günü kamuya duyurulan cari döviz alış kurları önemli döviz cinsleri için aşağıdaki tabloda gösterilmektedir.

	USD	Euro	Yen
Bilanço değerleme kuru	1.442.000 TL	1.648.782 TL	12.019 TL
1. Günün Cari Döviz Alış Kuru	1.413.000 TL	1.616.754 TL	11.815 TL
2. Günün Cari Döviz Alış Kuru	1.390.000 TL	1.601.697 TL	11.832 TL
3. Günün Cari Döviz Alış Kuru	1.400.000 TL	1.610.840 TL	11.862 TL
4. Günün Cari Döviz Alış Kuru	1.400.000 TL	1.617.420 TL	11.862 TL
5. Günün Cari Döviz Alış Kuru	1.420.000 TL	1.634.136 TL	12.031 TL

Banka'nın cari döviz alış kurunun mali tablo tarihinden geriye doğru son otuz günlük basit aritmetik ortalama değerleri önemli döviz cinsleri için aşağıda gösterilmiştir:

USD : 1.409.600 TL
Euro : 1.647.452 TL
Yen : 11.937 TL

31 Aralık 2002 itibariyle;

	USD	Euro	Yen
Bilanço değerleme kuru	1.655.000 TL	1.727.985 TL	13.923 TL

Banka'nın kur riskine ilişkin bilgiler: (milyar TL)

Aşağıdaki tablo Banka'nın yabancı para net genel pozisyonunu önemli döviz cinsleri bazında göstermektedir. Tek Düzen Hesap Planı gereğince dövize endeksli varlıklar mali tablolarda yabancı para değil Türk Parası olarak gösterilmektedir. Yabancı para net genel pozisyon hesaplamasında ise dövize endeksli varlıklar yabancı para kalem olarak dikkate alınmaktadır. Bu nedenle aşağıdaki tabloda gösterilen yabancı para aktif toplamı ile bilançoda görülen yabancı para aktif toplamı arasında dövize endeksli varlıkların etkisi kadar fark bulunmaktadır. Finansal ve ekonomik anlamda Banka'nın gerçek yabancı para pozisyonunu aşağıdaki tablo göstermektedir.

	EURO	USD	Yen	Diğer YP (*)	Toplam
Cari Dönem - 30 Haziran 2003					
Varlıklar					
Nakit Değerler (Kasa, Efektif Deposu, Yoldaki Paralar, Satın Alınan Çekler) ve T.C. Merkez Bankası	45.627	64.753	59	6.436	116.875
Bankalar ve Diğer Mali Kuruluşlardan Alacaklar	445.127	288.845	921	28.114	763.007
Alım Satım Amaçlı Menkul Değerler	238.727	3.378.440	-	17.510	3.634.677
Satılmaya Hazır Menkul Değerler	7.355	2.133.350	-	-	2.140.705
Verilen Krediler	816.519	3.677.359	-	20.931	4.514.809
İştirak ve Bağlı Ortaklıklardaki Yatırımlar	41.249	-	-	89.483	130.732
Vadeye Kadar Elde Tutulacak Menkul Değerler	-	644.765	-	-	644.765
Maddi Duran Varlıklar	2.223	27.360	-	-	29.583
Şerefiye	-	-	-	-	-
Diğer Varlıklar	585.692	1.618.842	2	2.958	2.207.494
Toplam Varlıklar	2.182.519	11.833.714	982	165.432	14.182.647
Yükümlülükler					
Bankalararası Mevduat	167.873	506.568	3	21.633	696.077
Döviz Tevdiat Hesabı	3.774.644	6.255.174	5.183	397.717	10.432.718
Diğer Mali Kuruluşlardan Sağlanan Fonlar	24.215	2.723.688	-	-	2.747.903
İhraç Edilen Menkul Değerler	-	-	-	-	-
Muhtelif Borçlar	10.783	9.213	559	2.942	23.497
Diğer Yükümlülükler	46.415	224.426	-	4.720	275.561
Toplam Yükümlülükler	4.023.930	9.719.069	5.745	427.012	14.175.756
Net Bilanço Pozisyonu	(1.841.411)	2.114.645	(4.763)	(261.580)	6.891
Net Bilanço Dışı Pozisyon					
Türev Finansal Araçlardan Alacaklar	2.132.758	132.340	2.596	164.211	2.431.905
Türev Finansal Araçlardan Borçlar	94.488	2.214.047	2.596	10.710	2.321.841
Gayrinakdi Krediler	328.462	731.603	2.626	13.952	1.076.643
Önceki Dönem - 31 Aralık 2002					
Toplam Varlıklar	2.446.454	14.776.721	2.063	210.980	17.436.218
Toplam Yükümlülükler	4.149.111	12.869.582	12.179	504.771	17.535.643
Net Bilanço Pozisyonu	(1.702.657)	1.907.139	(10.116)	(293.791)	(99.425)
Bilanço Dışı Pozisyon	1.897.552	(1.887.034)	-	167.489	178.007
Gayrinakdi Krediler	360.567	839.071	7.573	18.149	1.225.360

(*) Diğer YP altında gösterilen 165.432 TL tutarındaki toplam varlıkların 144.811 TL'si İngiliz Sterlini'dir. 427.012 TL tutarındaki toplam yükümlülüklerin 287.305 TL'si İngiliz Sterlini, 67.686 TL'si İsviçre Frangı'dır.

VI. FAİZ ORANI RİSKİNE İLİŞKİN AÇIKLAMALAR :

Piyasalardaki faiz oranlarının değişiminin Banka'nın faize duyarlı aktif ve pasif kalemleri üzerinde oluşturabileceği değer artış veya azalışları "Faiz oranı riski" olarak tanımlanmaktadır. Banka Üst Düzey Risk Komitesi aktif ve pasif kalemlerin faiz duyarlılıkları ile ilgili limitler belirlemektedir. Faiz duyarlılığı haftalık olarak ölçülmekte ve raporlanmaktadır. Piyasalarda önemli dalgalanmalar olduğunda ve bazı hallerde günlük olarak ve işlem bazında analizler yapılmaktadır.

Banka faiz oranı riskine karşı portföy bazında stratejiler uygulamaktadır. Bu stratejiler ile piyasa faiz oranlarındaki dalgalanmaların Banka'nın karlılığı, finansal pozisyonları ve nakit akışları üzerindeki etkileri azaltılmaktadır. Portföy ve vadeler bazında sabit faiz veya değişken faiz uygulaması, değişken faiz uygulamasındaki sabit marjın uygun büyüklükte olması, kısa ve uzun vadeli pozisyonların faiz yapılandırılmasının farklılaştırılması gibi temel yöntemler dinamik bir şekilde uygulanmaktadır.

a. **Varlıkların, yükümlülüklerin ve bilanço dışı kalemlerin faize duyarlılığı** (Yeniden fiyatlandırmaya kalan süreler itibariyle) :

1- Cari Dönem Sonu - 30 Haziran 2003	**1 Aya Kadar**	**1-3 Ay**	**3-6 Ay**	**6-12 Ay**	**1 Yıl ve Üzeri**	**Faizsiz**	**Toplam**
Varlıklar							
Nakit Değerler (Kasa, Efektif Deposu, Yoldaki Paralar, Satın Alınan Çekler) ve T.C. Merkez Bankası	-	-	-	-	-	212.937	212.937
Bankalar ve Diğer Mali Kuruluşlardan Alacaklar (*)	1.188.377	148.885	-	-	-	114.952	1.452.214
Alım Satım Amaçlı Menkul Değerler	918.502	1.517.565	883.433	3.237.402	381.719	12	6.938.633
Satılmaya Hazır Menkul Değerler	-	1.035.463	1.163.950	1.413.173	115.050	9.185	3.736.821
Verilen Krediler	1.724.244	1.228.394	2.227.481	780.033	295.090	-	6.255.242
Vadeye Kadar Elde Tutulacak Menkul Değerler	-	-	644.765	-	-	-	644.765
Diğer Varlıklar	1.633.196	344.779	729.008	670.911	6.867	942.308	4.327.069
Toplam Varlıklar	5.464.319	4.275.086	5.648.637	6.101.519	798.726	1.279.394	23.567.681
Yükümlülükler							
Bankalararası Mevduat (*)	707.190	388.414	6.335	1.000	-	35.897	1.138.836
Diğer Mevduat	7.937.442	2.786.963	631.833	510.883	136.649	2.649.905	14.653.675
Muhtelif Borçlar	-	-	-	-	-	55.860	55.860
İhraç Edilen Menkul Değerler	-	-	-	-	-	-	-
Diğer Mali Kuruluşlardan Sağlanan Fonlar	1.179.547	1.033.192	297.982	261.558	3.296	-	2.775.575
Diğer Yükümlülükler ve Özkaynaklar	135.247	74.103	24.092	133.893	17.229	4.559.171	4.943.735
Toplam Yükümlülükler ve Özkaynaklar	9.959.426	4.282.672	960.242	907.334	157.174	7.300.833	23.567.681
Bilançodaki Faize Duyarlı Açık	(4.495.107)	(7.586)	4.688.395	5.194.185	641.552	(6.021.439)	-
Bilanço Dışı Faize Duyarlı Açık, Net (**)	4.142	36.289	4.173	(4.143)	(27)	-	40.434
Toplam Faize Duyarlı Açık	(4.490.965)	28.703	4.692.568	5.190.042	641.525	(6.021.439)	40.434

(*) "Para piyasaları" ile ilgili alacak ve borç bakiyeleri sırasıyla varlıklar altında "Bankalar ve Diğer Mali Kuruluşlardan Alacaklar" kalemine, yükümlülükler altında ise "Bankalararası Mevduat" kalemine dahil edilmiştir.
(**) Burada yazılı tutarlar bilanço dışı yükümlülükler içinde yer alan türev finansal araçlardan kaynaklanan alacak ve borçların neti üzerinden kalan vadelerine göre dağılımını göstermektedir.

2- Önceki Dönem Sonu 31 Aralık 2002	1 Aya Kadar	1-3 Ay	3-6 Ay	6-12 Ay	1 Yıl ve Üzeri	Faizsiz	Toplam
Varlıklar							
Nakit Değerler (Kasa, Efektif Deposu, Yoldaki Paralar, Satın Alınan Çekler) ve T.C. Merkez Bankası	-	-	-	-	-	267.826	267.826
Bankalar ve Diğer Mali Kuruluşlardan Alacaklar (*)	3.340.731	114.048	-	-	-	111.311	3.566.090
Alım Satım Amaçlı Menkul Değerler	691.019	1.100.437	397.042	2.596.886	493.148	12	5.278.544
Satılmaya Hazır Menkul Değerler	0	1.090.239	2.288.961	2.624.299	0	8.500	6.011.999
Verilen Krediler	1.689.464	1.319.282	2.616.920	815.103	562.998	-	7.003.767
Vadeye Kadar Elde Tutulacak Menkul Değerler	-	33.722	718.748	-	-	-	752.470
Diğer Varlıklar	1.853.615	193.590	1.135.530	252.897	36.697	905.305	4.377.634
Toplam Varlıklar	7.574.829	3.851.318	7.157.201	6.289.185	1.092.843	1.292.954	27.258.330
Yükümlülükler							
Bankalararası Mevduat (*)	753.415	183.765	44.753	1.823	0	62.861	1.046.617
Diğer Mevduat	10.045.088	3.393.104	879.135	588.253	149.045	2.922.267	17.976.892
Muhtelif Borçlar	-	-	-	-	-	60.705	60.705
İhraç Edilen Menkul Değerler	-	-	-	-	-	-	-
Diğer Mali Kuruluşlardan Sağlanan Fonlar	1.530.649	1.252.350	392.525	346.894	66.278	-	3.588.696
Diğer Yükümlülükler ve Özkaynaklar	183.970	84.744	17.634	171.860	20.714	4.106.498	4.585.420
Toplam Yükümlülükler ve Özkaynaklar	12.513.122	4.913.963	1.334.047	1.108.830	236.037	7.152.331	27.258.330
Bilançodaki Faize Duyarlı Açık	(4.938.293)	(1.062.645)	5.823.154	5.180.355	856.806	(5.859.377)	-
Bilanço Dışı Faize Duyarlı Açık, Net (**)	21.379	31.278	(2.444)	20.488	-	-	70.701
Toplam Faize Duyarlı Açık	(4.916.914)	(1.031.367)	5.820.710	5.200.843	856.806	(5.859.377)	70.701

(*) "Para piyasaları" ile ilgili alacak ve borç bakiyeleri sırasıyla varlıklar altında "Bankalar ve Diğer Mali Kuruluşlardan Alacaklar" kalemine, yükümlülükler altında ise "Bankalararası Mevduat" kalemine dahil edilmiştir.
(**) Burada yazılı tutarlar bilanço dışı yükümlülükler içinde yer alan türev finansal araçlardan kaynaklanan alacak ve borçların neti üzerinden kalan vadelerine göre dağılımını göstermektedir.

b. Parasal finansal araçlara uygulanan ortalama faiz oranları:

1- Cari Dönem Sonu - 30 Haziran 2003	EURO	USD	Yen	TL
Varlıklar	%	%	%	%
Nakit Değerler (Kasa, Efektif Deposu, Yoldaki Paralar, Satın Alınan Çekler) ve T.C. Merkez Bankası	1,01	0,39	-	25,00
Bankalar ve Diğer Mali Kuruluşlardan Alacaklar	2,33	1,17	-	38,03
Alım Satım Amaçlı Menkul Değerler	9,49	8,07	-	58,10
Satılmaya Hazır Menkul Değerler	-	8,83	-	58,06
Verilen Krediler	4,54	6,28	-	56,11
Vadeye Kadar Elde Tutulacak Menkul Değerler	-	10,11	-	-
Yükümlülükler				
Bankalararası Mevduat	3,36	3,29	-	36,86
Diğer Mevduat (Vadesiz hesaplar dahil)	2,83	2,44	-	31,24
Muhtelif Borçlar	-	-	-	-
İhraç Edilen Menkul Değerler	-	-	-	-
Diğer Mali Kuruluşlardan Sağlanan Fonlar	2,46	3,36	-	37,23

Yukarıdaki tabloda yer alan ortalama faiz oranları değişik vade dilimlerine uygulanan basit faiz oranlarının ilgili vade dilimlerine isabet eden anapara tutarlarıyla ağırlıklandırılması yoluyla hesaplanmıştır.

Başaran Nas
Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi
a member of
PRICEWATERHOUSECOOPERS
Tarafından Görüldü 20

(Yetkili İmza / Kaşe)
AKBANK T.A.Ş.
GENEL MÜDÜRLÜĞÜ

2- Önceki Dönem Sonu - 31 Aralık 2002	EURO	USD	Yen	TL
Varlıklar	%	%	%	%
Nakit Değerler (Kasa, Efektif Deposu, Yoldaki Paralar, Satın Alınan Çekler) ve T.C. Merkez Bankası	1,43	0,55	-	25,00
Bankalar ve Diğer Mali Kuruluşlardan Alacaklar	3,16	1,19	-	44,01
Alım Satım Amaçlı Menkul Değerler	9,32	9,00	-	59,42
Satılmaya Hazır Menkul Değerler	-	8,49	-	55,23
Verilen Krediler	5,15	6,61	-	53,11
Vadeye Kadar Elde Tutulacak Menkul Değerler	-	10,67	-	86,77
Yükümlülükler				
Bankalararası Mevduat	4,11	3,56	-	56,25
Diğer Mevduat (Vadesiz hesaplar dahil)	3,29	2,30	-	37,13
Muhtelif Borçlar	-	-	-	-
İhraç Edilen Menkul Değerler	-	-	-	-
Diğer Mali Kuruluşlardan Sağlanan Fonlar	3,25	2,93	-	44,71

Yukarıdaki tabloda yer alan ortalama faiz oranları değişik vade dilimlerine uygulanan basit faiz oranlarının ilgili vade dilimlerine isabet eden anapara tutarlarıyla ağırlıklandırılması yoluyla hesaplanmıştır.

VII. LİKİDİTE RİSKİNE İLİŞKİN AÇIKLAMALAR :

Likidite riski varlık ve yükümlülükler arasındaki vade uyumsuzluğundan doğmaktadır. Banka, söz konusu varlık ve yükümlülüklerin vadelerini belirli kriterlere göre dengelemekte ve vade uyumsuzluklarını kontrol altında tutmaktadır. Banka'nın aktif – pasif yönetiminin en temel hedeflerinden birisi Banka'nın likidite gereksinimlerini sağlayacak fonları hazır bulundurmaktır. Bunu sağlamak için yeterli miktarda kısa vadeli fonlar hazır bulundurulmaktadır. Banka Üst Düzey Risk Komitesi likidite riski için farklı kapsamlarda limitler belirlemiştir. Söz konusu limitler piyasa koşullarına göre sürekli gözden geçirilmekte ve gerektiğinde yenilenmektedir. Likidite riski haftalık olarak ölçülmekte ve raporlanmaktadır. Piyasalarda önemli dalgalanmalar olduğunda ve bazı hallerde günlük olarak ve işlem bazında analizler yapılmaktadır.

Banka'nın en önemli fon kaynakları, çok büyük ölçüde likit varlıklara plase edilen özsermaye, yaygın ve istikrarlı mevduat tabanı ve uluslararası kuruluşlardan sağlanan orta ve uzun vadeli kredilerdir. Piyasa koşulları gereği mevduatın ortalama vadesinin kısa olmasına karşın, esasen geniş bir tabana yayılmış olup, çok büyük bir bölümü vadelerinde sürekli olarak yenilenmektedir; dolayısıyla Banka için mevduatlar istikrarlı ve uzun vadeli bir kaynak oluşturmaktadır.

Aktif ve pasif kalemlerin kalan vadelerine göre gösterimi:

	Vadesiz (*)	1-3 Ay	3-6 Ay	6-12 Ay	1 Yıl ve Üzeri	Toplam
Cari Dönem - 30 Haziran 2003						
Varlıklar						
Nakit Değerler (Kasa, Efektif Deposu, Yoldaki Paralar, Satın Alınan Çekler) ve T.C. Merkez Bankası	212.937	-	-	-	-	212.937
Bankalar ve Diğer Mali Kuruluşlardan Alacaklar	619.144	148.885	-	-	-	768.029
Alım Satım Amaçlı Menkul Değerler	500.644	1.242.808	356.884	3.780.518	1.057.779	6.938.633
Satılmaya Hazır Menkul Değerler	9.185	234.144	519.185	1.735.556	1.238.751	3.736.821
Verilen Krediler	1.104.396	1.035.928	840.153	1.291.528	1.983.237	6.255.242
Vadeye Kadar Elde Tutulacak Menkul Değerler	-	-	-	322.383	322.382	644.765
Diğer Varlıklar (**)	2.120.972	251.477	134.800	1.270.075	347.013	5.011.254
Toplam Varlıklar	4.567.278	2.913.242	1.851.022	8.400.060	4.949.162	23.567.681
Yükümlülükler						
Bankalararası Mevduat	314.459	387.794	6.335	1.000	-	709.588
Diğer Mevduat	10.587.347	2.786.963	631.833	510.883	136.649	14.653.675
Diğer Mali Kuruluşlardan Sağlanan Fonlar	202.073	903.685	365.473	492.641	811.703	2.775.575
İhraç Edilen Menkul Değerler	-	-	-	-	-	-
Muhtelif Borçlar	55.860	-	-	-	-	55.860
Diğer Yükümlülükler (***)	669.801	81.260	407.057	136.193	4.078.672	5.372.983
Toplam Yükümlülükler	11.829.540	4.159.702	1.410.698	1.140.717	5.027.024	23.567.681
Net Likidite Açığı	(7.262.262)	(1.246.460)	440.324	7.259.343	(77.862)	-
Önceki Dönem - 31 Aralık 2002						
Toplam Aktifler (**)	6.640.116	1.950.398	3.411.791	7.306.567	7.067.584	27.258.330
Toplam Yükümlülükler	14.420.460	3.787.596	1.682.141	2.153.893	5.214.240	27.258.330
Net Likidite Açığı	(7.780.344)	(1.837.198)	1.729.650	5.152.674	1.853.344	-

NOT: İlgili tebliğ gereğince "Aktif ve pasif kalemlerin kalan vadelerine göre gösterimi" tablosunda format değişikliği yapılamadığı için:

(*) 1 aya kadar vadeye sahip kalemler "vadesiz" sütununda gösterilmiştir. Bu kalemlere ilişkin tutarlar cari dönem ve önceki dönem için aşağıda belirtilmiştir.

	Cari Dönem – 30 Haziran 2003	Önceki Dönem – 31 Aralık 2002
Varlıklar	2.996.989 TL	2.454.717 TL
Yükümlülükler	9.140.717 TL	11.435.297 TL

(**) İştirakler, bağlı ortaklıklar, maddi ve maddi olmayan duran varlıklar toplamı yukarıdaki tabloda "Toplam" sütununa dahil edilmiş, ancak vade dağılımı olarak hiç bir sütunda gösterilmemiştir; dolayısıyla bu kalemler için diğer sütunların toplamı "Toplam" sütununda belirtilen tutarlarla uyumlu değildir. Bunlarla ilgili cari dönem ve önceki dönem tutarları sırasıyla 886.917 TL ve 881.874 TL'dir.
(***) Özkaynaklar 1 yıl ve üzeri sütununda gösterilmiştir.

BEŞİNCİ BÖLÜM
KONSOLİDE OLMAYAN MALİ TABLOLARA İLİŞKİN AÇIKLAMA VE DİPNOTLAR

I. AKTİF KALEMLERE İLİŞKİN AÇIKLAMA VE DİPNOTLAR

a. T.C. Merkez Bankası Hesabına İlişkin Bilgiler:

	Cari Dönem 30 Haziran 2003	Önceki Dönem 31 Aralık 2002
Vadesiz Serbest Tutar	734	1.016
Vadeli Serbest Tutar	-	-
Toplam	734	1.016

b. Alım satım amaçlı menkul değerlere ilişkin ilave bilgiler, net değerleriyle :

1. Teminata verilen / bloke edilen alım satım amaçlı menkul değerlere ilişkin bilgiler:
Teminata verilen alım satım amaçlı menkul değerler TL ve YP devlet tahvillerinden oluşmaktadır.

	Cari Dönem 30 Haziran 2003		Önceki Dönem 31 Aralık 2002	
	TL	YP	TL	YP
Hisse Senetleri	-	-	-	-
Bono, Tahvil ve Benzeri Menkul Değerler	214.014	156.966	369.669	173.332
Diğer	-	-	-	-

2. Repo işlemlerine konu olan alım satım amaçlı menkul değerler:

	Cari Dönem 30 Haziran 2003		Önceki Dönem 31 Aralık 2002	
	TL	YP	TL	YP
Devlet Tahvili	202.408	-	410.557	-
Hazine Bonosu	-	-	-	-
Diğer Borçlanma Senetleri	-	-	-	-
Banka Bonoları ve Banka Garantili Bonolar	-	-	-	-
Varlığa Dayalı Menkul Kıymetler	-	-	-	-
Diğer	-	-	-	-

c. Satılmaya hazır menkul değerlere ilişkin bilgiler:

1. Satılmaya hazır menkul değerlerin türleri :

Satılmaya hazır menkul değerler TL ve YP devlet iç borç tahvilleri, TL hazine bonoları ve Banka'nın % 10'dan daha düşük oranda pay sahibi olduğu kuruluşların hisse senetlerinden oluşmaktadır.

Başaran Nas
Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi
a member of
PRICEWATERHOUSECOOPERS
Tarafından Görüldü 20
İstanbul Tarih

(Yetkili İmza / Kaşe)
AKBANK T.A.Ş.
GENEL MÜDÜRLÜĞÜ

2. Satılmaya hazır menkul değerlere ilişkin bilgiler:

	Cari Dönem 30 Haziran 2003	Önceki Dönem 31 Aralık 2002
Borçlanma Senetleri	3.727.636	6.003.500
Borsada İşlem Gören	1.866.842	4.259.542
Borsada İşlem Görmeyen (*)	1.860.794	1.743.958
Hisse Senetleri	51.257	50.979
Borsada İşlem Gören	47.061	47.059
Borsada İşlem Görmeyen	4.196	3.920
Değer Azalma Karşılığı (-)	(42.072)	(42.480)
Toplam	3.736.821	6.011.999

(*) Borsaya kote oldukları halde ilgili dönem sonlarında Borsada işlem görmeyen borçlanma senetlerini ifade etmektedir.

3. Teminat olarak gösterilen satılmaya hazır menkul değerlerin özellikleri ve defter değeri :

Teminat olarak gösterilen satılmaya hazır menkul değerler TL ve YP devlet tahvillerinden oluşmaktadır. Bu menkul değerlerin 1.155.288 TL tutarındaki maliyet ve 196.931 TL tutarındaki birikmiş faiz reeskontu olarak ifade edilen defter değerleri toplamı 1.352.219 TL'dir.

4. Teminata verilen / bloke edilen satılmaya hazır menkul değerlere ilişkin bilgiler, elde etme maliyetleri ile gösterilmiştir:

	Cari Dönem 30 Haziran 2003		Önceki Dönem 31 Aralık 2002	
	TL	YP	TL	YP
Hisse Senetleri	-	-	-	-
Bono, Tahvil ve Benzeri Menkul Değerler	690.441	464.847	241.659	594.727
Diğer	-	-	-	-

5. Repo işlemlerine konu olan satılmaya hazır menkul değerler: Bulunmamaktadır.

d. Kredilere ilişkin açıklamalar:

1. Banka'nın ortaklarına ve mensuplarına verilen her çeşit kredi veya avansın bakiyesine ilişkin bilgiler:

	Cari Dönem 30 Haziran 2003		Önceki Dönem 31 Aralık 2002	
	Nakdi	Gayrinakdi	Nakdi	Gayrinakdi
Banka Ortaklarına Verilen Doğrudan Krediler	49.690	30.806	91.936	19.392
Tüzel Kişi Ortaklara Verilen Krediler	49.690	30.806	91.936	19.392
Gerçek Kişi Ortaklara Verilen Krediler	-	-	-	-
Banka Ortaklarına Verilen Dolaylı Krediler	228.794	318.446	267.218	356.323
Banka Mensuplarına Verilen Krediler	3.779	-	2.768	-

(Yetkili İmza / Kaşe)
AKBANK T.A.Ş.
GENEL MÜDÜRLÜĞÜ

2. Birinci ve ikinci grup krediler, diğer alacaklar ile yeniden yapılandırılan ya da yeni bir itfa planına bağlanan krediler ve diğer alacaklara ilişkin bilgiler:

Nakdi Krediler	Standart Nitelikli Krediler ve Diğer Alacaklar		Yakın İzlemedeki Krediler ve Diğer Alacaklar	
	Krediler ve Diğer Alacaklar	Yeniden Yapılandırılan ya da Yeni Bir İtfa Planına Bağlananlar	Krediler ve Diğer Alacaklar	Yeniden Yapılandırılan ya da Yeni Bir İtfa Planına Bağlananlar
İhtisas Dışı Krediler	6.224.547	-	30.293	402
İskonto ve İştira Senetleri	118.152	-	-	-
İhracat Kredileri	752.780	-	4.202	215
İthalat Kredileri	-			-
Mali Kesime Verilen Krediler	709.901	-	-	-
Yurtdışı Krediler	160.262	-	-	-
Tüketici Kredileri	454.268	-	13.440	-
Kredi Kartları	455.608	-	8.647	-
Kıymetli Maden Kredisi	-	-	-	-
Diğer	3.573.576	-	4.004	187
İhtisas Kredileri	-	-	-	-
Diğer Alacaklar	-	-	-	-

3. Tüketici kredilerine ilişkin bilgiler:

	Kısa Vadeli	Orta ve Uzun Vadeli	Toplam	Faiz ve Gelir Tahakkuk ve Reeskontları
Tüketici Kredileri-TL	239.991	204.637	444.628	7.004
Konut Kredisi	920	21.211	22.131	433
Otomobil Kredisi	53.226	181.315	234.541	3.882
İhtiyaç Kredisi	121.797	1.524	123.321	2.602
Personel Kredisi	3.163	587	3.750	87
Diğer Tüketici Kredileri	60.885	-	60.885	-
Tüketici Kredileri-Dövize Endeksli	2.023	21.057	23.080	49
Konut Kredisi	36	885	921	5
Otomobil Kredisi	1.935	20.143	22.078	38
İhtiyaç Kredisi	52	-	52	5
Personel Kredisi	-	29	29	1
Diğer Tüketici Kredileri	-	-	-	-
Kredi Kartları	464.255	-	464.255	15.033
Toplam Tüketici Kredileri	706.269	225.694	931.963	22.086

4. Yurtiçi ve yurtdışı kredilerin dağılımı: İlgili kredi müşterilerinin faaliyette bulunduğu yere göre belirtilmiştir.

	Cari Dönem 30 Haziran 2003	Önceki Dönem 31 Aralık 2002
Yurtiçi Krediler	5.987.260	6.754.251
Yurtdışı Krediler	267.982	249.516

5. Bağlı ortaklık ve iştiraklere verilen krediler:

	Cari Dönem 30 Haziran 2003	Önceki Dönem 31 Aralık 2002
Bağlı Ortaklık ve İştiraklere Verilen Doğrudan Krediler	2.829	2.133
Bağlı Ortaklık ve İştiraklere Verilen Dolaylı Krediler	-	-

6. Kredilere ilişkin olarak ayrılan özel karşılıklar:

Özel Karşılıklar	Cari Dönem 30 Haziran 2003	Önceki Dönem 31 Aralık 2002
Tahsil İmkanı Sınırlı Krediler ve Diğer Alacaklar İçin Ayrılanlar	8.657	39.146
Tahsili Şüpheli Krediler ve Diğer Alacaklar İçin Ayrılanlar	5.971	7.472
Zarar Niteliğindeki Krediler ve Diğer Alacaklar İçin Ayrılanlar	95.562	80.294

7. Donuk alacaklara ilişkin bilgiler (Net):

7(i). Donuk alacaklardan Banka'ca yeniden yapılandırılan ya da yeni bir itfa planına bağlanan krediler ve diğer alacaklara ilişkin bilgiler: Bulunmamaktadır.

7(ii). Toplam donuk alacak hareketlerine ilişkin bilgiler:

	III. Grup	IV. Grup	V. Grup
	Tahsil İmkanı Sınırlı Krediler ve Diğer Alacaklar	Tahsili Şüpheli Krediler ve Diğer Alacaklar	Zarar Niteliğindeki Kredi ve Diğer Alacaklar
Önceki Dönem Sonu Bakiyesi: 31 Aralık 2002	39.146	7.472	80.294
Dönem İçinde İntikal (+)	18.307	215	254
Diğer Donuk Alacak Hesaplarından Giriş (+)	-	40.207	38.063
Diğer Donuk Alacak Hesaplarına Çıkış (-)	40.207	38.063	651
Dönem İçinde Tahsilat (-)	4.503	3.097	8.843
Parasal Kayıp (-)	4.078	743	8.191
Aktiften Silinen (-)	8	20	5.364
Dönem Sonu Bakiyesi	8.657	5.971	95.562
Özel Karşılık (-)	8.657	5.971	95.562
Bilançodaki Net Bakiyesi	-	-	-

7(iii). Yabancı para olarak kullandırılan kredilerden kaynaklanan donuk alacaklara ilişkin bilgiler:

	III. Grup	IV. Grup	V. Grup
	Tahsil İmkanı Sınırlı Krediler ve Diğer Alacaklar	Tahsili Şüpheli Krediler ve Diğer Alacaklar	Zarar Niteliğindeki Krediler ve Diğer Alacaklar
Cari Dönem: 30 Haziran 2003			
Dönem Sonu Bakiyesi	398	272	43.300
Özel Karşılık (-)	398	272	43.300
Bilançodaki Net Bakiyesi	-	-	-
Önceki Dönem: 31 Aralık 2002			
Dönem Sonu Bakiyesi	29.859	353	19.750
Özel Karşılık (-)	29.859	353	19.750
Bilançodaki Net Bakiyesi	-	-	-

8. Zarar niteliğindeki krediler ve diğer alacaklar için tasfiye politikasının ana hatları :

Zarar niteliğindeki krediler ve diğer alacaklar kanuni takip ve teminatların nakde dönüştürülmesi yollarıyla tahsil edilmektedir.

e. Vadeye kadar elde tutulacak menkul değerlere ilişkin bilgiler (Net):

1. Vadeye kadar elde tutulacak menkul değerlere ilişkin bilgiler:

30 Haziran 2003 tarihi itibariyle vadeye kadar elde tutulacak menkul değerlerin tamamı dövize endeksli devlet tahvillerinden oluşmaktadır.

	Cari Dönem 30 Haziran 2003	Önceki Dönem 31 Aralık 2002
Borçlanma Senetleri	644.765	752.470
Borsada İşlem Görenler	-	-
Borsada İşlem Görmeyenler (*)	644.765	752.470
Değer Azalma Karşılığı (-)	-	-
Toplam	644.765	752.470

(*) Borsaya kote oldukları halde ilgili dönem sonlarında Borsada işlem görmeyen borçlanma senetlerini ifade etmektedir.

2. Vadeye kadar elde tutulacak menkul değerlerin yıl içindeki hareketleri:

	Cari Dönem 30 Haziran 2003	Önceki Dönem 31 Aralık 2002
Dönem Başındaki Değer	752.470	6.277.463
Parasal Varlıklarda Meydana Gelen Kur Farkları	(77.453)	-
Yıl İçindeki Alımlar	-	-
Satış, Geri Ödeme Yolu ile Elden Çıkarılanlar veya Diğer Kategorilere Transfer Edilenler (*)	(30.252)	(5.524.993)
Değer Azalışı Karşılığı	-	-
Dönem Sonu Toplamı	644.765	752.470

(*) MUY yürürlüğe girmeden önce menkul değerler "Menkul değerler cüzdanı" ve "Bağlı menkul değerler" olarak iki ayrı grupta takip edilmekteydi. Bu nedenle yukarıdaki tabloda Önceki Dönem sütununda "Satış, geri ödeme yoluyla elden çıkarılanlar veya diğer kategorilere transfer edilenler" tutarı içinde yeni esaslara göre diğer portföylere sınıflandırılan menkul değerler de yer almaktadır.

3(i). Vadeye kadar elde tutulacak menkul değerlerin izlendiği hesaplara ilişkin bilgiler:

Vadeye Kadar Elde Tutulacak Menkul Değerler	Cari Dönem – 30 Haziran 2003				Önceki Dönem - 31 Aralık 2002			
	Maliyet Bedeli		Değerlenmiş Tutarı		Maliyet Bedeli		Değerlenmiş Tutarı	
	TP	YP	TP	YP	TP	YP	TP	YP
Teminata Verilen/Bloke Edilen	259.333	-	373.002	-	268.869	-	447.580	-
Repo İşlemlerine Konu Olan	-	-	-	-	-	-	-	-
Yapısal Pozisyon Olarak Tutulan	-	-	-	-	-	-	-	-
Menkul Kıymet Ödünç Piyasasından Alacaklar	-	-	-	-	-	-	-	-
Menkul Kıymet Ödünç Piyasası Teminatları	-	-	-	-	-	-	-	-
Diğer (*)	385.432	-	570.291	-	483.601	-	792.015	-

(*) Diğer satırında Banka'nın teminat/bloke veya diğer işlemlere konu etmediği serbest olarak tuttuğu kıymetler gösterilmiştir.

3(ii). Teminat olarak gösterilen vadeye kadar elde tutulacak menkul değerlerin başlıca özellikleri :

Teminat olarak gösterilen menkul değerlerin tamamı dövize endeksli devlet tahvillerinden oluşmaktadır.

Teminata verilen/bloke edilen vadeye kadar elde tutulacak menkul değerler:

	Cari Dönem - 30 Haziran 2003		Önceki Dönem - 31 Aralık 2002	
	TP	YP	TP	YP
Hisse Senetleri	-	-	-	-
Tahvil ve Benzeri Menkul Değerler	259.333	-	268.869	-
Diğer	-	-	-	-

3(iii). Repo işlemlerine konu olan vadeye kadar elde tutulacak menkul değerler: Bulunmamaktadır.

3(iv). Yapısal pozisyon olarak tutulan vadeye kadar elde tutulacak menkul değerler: Bulunmamaktadır.

f. İştiraklere ilişkin bilgiler (Net):

1. İştiraklerin muhasebeleştirilmesinde kullanılan yöntem: Üçüncü bölümde yer alan II. no'lu dipnotta açıklanmıştır.

2. İştiraklere ilişkin hareket tablosu:

	Cari Dönem 30 Haziran 2003	Önceki Dönem 31 Aralık 2002
Dönem Başı Değeri	204.479	146.234
Dönem İçi Hareketler		
Alışlar	-	5.587
Bedelsiz Edinilen Hisse Senetleri	-	55.220
Cari Yıl Payından Alınan Kar	-	-
Satışlar	-	-
Yeniden Değerleme Artışı	-	-
Değer Artış/(Azalış) Karşılıkları	49	(5.919)
YP İştiraklerin Kur Değerlemesinden Kaynaklanan Artış / (Azalış)	(21.979)	3.357
Dönem Sonu Değeri	182.549	204.479
Sermaye Taahhütleri	-	-
Dönem Sonu Sermaye Katılma Payı (%)	-	-

(Yetkili İmza / Kaşe)
AKBANK T.A.Ş.
GENEL MÜDÜRLÜĞÜ

3. İştiraklere yapılan yatırımların değerlemesi:

	Cari Dönem 30 Haziran 2003	Önceki Dönem 31 Aralık 2002
Maliyet Değeri İle Değerleme (*)	179.502	201.481
Rayiç Değer İle Değerleme	3.047	2.998
Özsermaye Yöntemi İle Değerleme (**)	-	-

(*) Maliyet bedelinden, varsa ayrılan değer düşüş karşılığı indirildikten sonra hesaplanan ve mali tablolarda yansıtılan değeri ifade etmektedir.
(**) Özsermaye yöntemi kullanılmamıştır.

4. Borsaya kote edilen iştirakler:

	Cari Dönem 30 Haziran 2003	Önceki Dönem 31 Aralık 2002
Yurtiçi Borsalara Kote Edilenler	3.047	2.998
Yurtdışı Borsalara Kote Edilenler	-	-

5. Cari dönem içinde elden çıkarılan iştirakler: Bulunmamaktadır.

6. Cari dönem içinde satın alınan iştirakler: Bulunmamaktadır.

g. Bağlı ortaklıklara ilişkin bilgiler (Net):

1. Bağlı ortaklıkların muhasebeleştirilmesinde kullanılan yöntem: Üçüncü bölümde yer alan II no'lu dipnotta açıklanmıştır.

2. Bağlı ortaklıklara ilişkin hareket tablosu:

	Cari Dönem 30 Haziran 2003	Önceki Dönem 31 Aralık 2002
Dönem Başı Değeri	137.856	96.507
Dönem İçi Hareketler		
Alışlar	7.554	9.668
Bedelsiz Edinilen Hisse Senetleri	4.949	38.864
Cari Yıl Payından Alınan Kar	-	-
Satışlar	-	(3.101)
Yeniden Değerleme Artışı	-	-
Değer Azalma Karşılıkları	(1.232)	(5.519)
YP İştiraklerin Kur Değerlemesinden Kaynaklanan Artış / (Azalış)	(6.941)	1.437
Dönem Sonu Değeri	142.186	137.856
Sermaye Taahhütleri	-	8.218
Dönem Sonu Sermaye Katılma Payı (%)	-	-

(Yetkili İmza / Kaşe)
AKBANK T.A.Ş.
GENEL MÜDÜRLÜĞÜ

3. Bağlı ortaklıklara yapılan yatırımların değerlemesi:

	Cari Dönem 30 Haziran 2003	Önceki Dönem 31 Aralık 2002
Maliyet Değeri İle Değerleme (*)	142.186	137.856
Rayiç Değer İle Değerleme	-	-
Özsermaye Yöntemi İle Değerleme (**)	-	-

(*) Maliyet bedelinden, varsa ayrılan değer düşüş karşılığı indirildikten sonra hesaplanan ve mali tablolarda yansıtılan değeri ifade etmektedir.
(**) Özsermaye yöntemi uygulanmamıştır.

4. Borsaya kote edilen bağlı ortaklıklar: Bulunmamaktadır.

5. Cari dönem içinde elden çıkarılan bağlı ortaklıklar: Bulunmamaktadır.

6. Cari dönem içinde satın alınan bağlı ortaklıklar: Bulunmamaktadır.

h. Finansal kiralama alacaklarına ilişkin bilgiler (Net): Bulunmamaktadır.

i. Faiz ve gelir tahakkuk ve reeskontlarına ilişkin açıklamalar:

1. Krediler faiz ve gelir tahakkuk ve reeskontlarına ilişkin bilgiler :

	Cari Dönem 30 Haziran 2003		Önceki Dönem 31 Aralık 2002	
Kredi Faiz Gelir Tahakkuk Reeskontları	TL	YP	TL	YP
Faiz Tahakkukları	12.235	129	10.293	19
Faiz Reeskontları	58.782	40.889	23.628	64.260
Kredi Komisyon ve Diğer Gelirler Tahakkukları	-	-	-	-
Kredi Komisyon ve Diğer Gelirler Reeskontları	76	7	86	10

2. Diğer faiz ve gelir reeskontlarına ilişkin bilgiler:

	Cari Dönem 30 Haziran 2003		Önceki Dönem 31 Aralık 2002	
Diğer Faiz ve Gelir Reeskontları	TL	YP	TL	YP
Alım Satım Amaçlı Menkul Değerlerin	736.272	166.534	436.895	94.715
Satılmaya Hazır Menkul Değerlerin	574.082	47.828	634.746	59.495
Vadeye Kadar Elde Tutulacak Menkul Değerlerin	298.528	-	487.125	-
Ters Repo İşlemleri Faiz Reeskontları	195	-	-	-
Zorunlu Karşılıklar Faiz Reeskontları	17.335	-	17.933	-
Türev Finansal Araçlar Reeskontları	944	68.438	504	87.764
Faiz ve Gelir Reeskontları	-	7.063	-	5.274
Kur Gelir Reeskontları	944	61.375	504	82.490
Finansal Kiralama Gelir Reeskontları	-	-	-	-
Diğer	68.247	35.570	8.528	38.710

j. Diğer aktiflere ilişkin bilgiler:

1. Bilançonun diğer aktifler kalemi 55.391 TL tutarında olup, bilanço dışı taahhütler hariç bilanço toplamının % 10'unu aşmamaktadır.

II. PASİF KALEMLERE İLİŞKİN AÇIKLAMA VE DİPNOTLAR

a. Mevduata ilişkin bilgiler

1. Mevduatın vade yapısına ilişkin bilgiler:

1(i). Cari dönem - 30 Haziran 2003:

	Vadesiz	7 Gün İhbarlı	1Aya Kadar	1-3 Ay	3-6 Ay	6 Ay-1 Yıl	1 Yıl ve Üstü
Tasarruf Mevduatı	313.617	-	976.834	1.087.023	664.953	82.193	39.334
Döviz Tevdiat Hesabı	1.612.106	-	1.578.472	4.321.588	1.523.783	809.211	587.558
Yurtiçinde Yerleşik Kişiler	1.584.373	-	1.564.520	4.050.763	1.330.432	535.449	168.703
Yurtdışında Yerleşik Kişiler	27.733	-	13.952	270.825	193.351	273.762	418.855
Resmi Kuruluşlar Mevduatı	33.334	-	51	-	9	-	-
Ticari Kuruluşlar Mevduatı	613.142	-	52.492	107.069	58.486	985	26.427
Diğer Kuruluşlar Mevduatı	77.706	-	5.511	16.003	27.147	38.577	64
Kıymetli Maden Depo Hesabı	-	-	-	-	-	-	-
Bankalararası Mevduat	35.897	-	37.070	216.772	373.204	45.880	765
TC Merkez Bankası	-	-	-	-	-	-	-
Yurtiçi Bankalar	1.295	-	-	-	1.000	1.000	-
Yurtdışı Bankalar	2.499	-	37.070	216.772	372.204	44.880	765
Özel Finans Kurumları	32.103	-	-	-	-	-	-
Diğer	-	-	-	-	-	-	-
Toplam	2.685.802	-	2.650.430	5.748.455	2.647.582	976.846	654.148

1(ii). Önceki dönem - 31 Aralık 2002:

	Vadesiz	7 Gün İhbarlı	1Aya Kadar	1-3 Ay	3-6 Ay	6 Ay-1 Yıl	1 Yıl ve Üstü
Tasarruf Mevduatı	299.344	-	1.050.216	1.471.356	426.624	100.998	26.028
Döviz Tevdiat Hesabı	1.961.635	-	2.438.350	5.317.544	1.986.078	760.110	625.503
Yurtiçinde Yerleşik Kişiler	1.929.422	-	2.429.934	5.068.533	1.803.706	600.335	198.411
Yurtdışında Yerleşik Kişiler	32.213	-	8.416	249.011	182.372	159.775	427.092
Resmi Kuruluşlar Mevduatı	7.199	-	48	-	11	1	-
Ticari Kuruluşlar Mevduatı	582.223	-	269.753	141.361	36.759	206.880	44.292
Diğer Kuruluşlar Mevduatı	71.866	-	28.838	78.212	12.056	33.524	83
Kıymetli Maden Depo Hesabı	-	-	-	-	-	-	-
Bankalararası Mevduat	62.861	-	7.379	248.547	160.122	43.307	978
TC Merkez Bankası	-	-	-	-	-	-	-
Yurtiçi Bankalar	665	-	-	-	-	2.230	-
Yurtdışı Bankalar	3.550	-	7.379	248.547	160.122	41.077	978
Özel Finans Kurumları	58.646	-	-	-	-	-	-
Diğer	-	-	-	-	-	-	-
Toplam	2.985.128	-	3.794.584	7.257.020	2.621.650	1.144.820	696.884

(Yetkili İmza / Kaşe)

2. Mevduat sigortasına ilişkin bilgiler:

2(i). Mevduat sigortası kapsamında bulunan ve mevduat sigortası limitini aşan tasarruf mevduatına ilişkin bilgiler:

Tasarruf Mevduatı	Mevduat Sigortası Kapsamında Bulunan		Mevduat Sigortası Limitini Aşan	
	Cari Dönem 30 Haziran 2003	Önceki Dönem 31 Aralık 2002	Cari Dönem 30 Haziran 2003	Önceki Dönem 31 Aralık 2002
Tasarruf Mevduatı	1.933.410	1.857.898	1.230.544	1.516.668
Tasarruf Mevduatı Niteliğini Haiz DTH	4.473.079	5.326.918	3.820.215	5.259.917
Tasarruf Mevduatı Niteliğini Haiz Diğ.H.	-	-	-	-
Yurtdışı Şubelerde Bulunan Yabancı Mercilerin Sigortasına Tabi Hesaplar	779.621	588.469	-	-
Kıyı Bankacılığı Bölgelerindeki Şubelerde Bulunan Yabancı Mercilerin Sigortasına Tabi Hesaplar	-	-	-	-

2(ii). Mevduat sigortası kapsamında bulunmayan tasarruf mevduatı:

	Cari Dönem 30 Haziran 2003	Önceki Dönem 31 Aralık 2002
Yurtdışı Şubelerde Bulunan Tasarruf Mevduatı	-	-
Kıyı Bankacılığı Bölgelerindeki Şubelerde Bulunan Tasarruf Mevduatı	-	-

Yurtdışı şubelerdeki tasarruf mevduatı mevzuat gereği "Tasarruf mevduatı sigorta fonu" kapsamında olmayıp; yurtdışındaki yasal mevzuata uygun olarak sigorta korumasına tabidir. Yukarıdaki tabloda görüldüğü üzere Banka'nın yurtdışı şubelerinde sigorta kapsamında olmayan tasarruf mevduatı bulunmamaktadır.

b. Repo işlemlerinden sağlanan fonlara ilişkin bilgiler:

	Cari Dönem 30 Haziran 2003		Önceki Dönem 31 Aralık 2002	
	TP	YP	TP	YP
Yurtiçi İşlemlerden	375.667	-	521.965	-
Mali Kurum ve Kuruluşlar	-	-	-	-
Diğer Kurum ve Kuruluşlar	195.622	-	272.145	-
Gerçek Kişiler	180.045	-	249.820	-
Yurtdışı İşlemlerden	581	-	1.458	-
Mali Kurum ve Kuruluşlar	551	-	1.406	-
Diğer Kurum ve Kuruluşlar	-	-	-	-
Gerçek Kişiler	30	-	52	-

c. Alınan kredilere ilişkin bilgiler:

	Cari Dönem 30 Haziran 2003		Önceki Dönem 31 Aralık 2002	
	TP	YP	TP	YP
Kısa Vadeli	27.672	1.571.610	15.427	1.902.819
Orta ve Uzun Vadeli	-	1.176.293	-	1.670.450

Başaran Nas
Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi
a member of
PRICEWATERHOUSECOOPERS
Tarafından Görüldü

(Yetkili İmza / Kaşe)
AKBANK T.A.Ş.
GENEL MÜDÜRLÜĞÜ

Banka'nın fon kaynaklarını oluşturan yükümlülükleri mevduat ve alınan kredilerdir. Mevduat Banka'nın en önemli fon kaynağıdır ve geniş bir tabana yayılmış istikrarlı yapısıyla herhangi bir risk yoğunlaşması arzetmemektedir. Alınan krediler sendikasyon, seküritizasyon, money market, post-finansman gibi farklı özellikleri ve vade-faiz yapıları olan, değişik finansal kuruluşlardan sağlanan fonlardan oluşmaktadır. Banka'nın fon kaynaklarında risk yoğunlaşması bulunmamaktadır.

d. İhraç edilen menkul değerlere ilişkin açıklamalar : Bulunmamaktadır.

e. Fonlara ilişkin açıklamalar: Bulunmamaktadır.

f. Muhtelif borçlara ilişkin açıklamalar:

	Cari Dönem 30 Haziran 2003	Önceki Dönem 31 Aralık 2002
Alınan Nakdi Teminatların Tutarı	1.189	1.079

Alınan nakdi teminatlar kredilendirme işlemleri ile ilgilidir.

g. Diğer yabancı kaynaklar: Bilançonun diğer yabancı kaynaklar kalemi 67.985 TL olup, bilanço toplamının %10'unu aşmamaktadır.

h. Finansal kiralama sözleşmelerine ilişkin bilgiler :

Finansal kiralama işlemlerinden doğan yükümlülüklere ilişkin açıklamalar:

	Cari Dönem 30 Haziran 2003		Önceki Dönem 31 Aralık 2002	
	Brüt	Net	Brüt	Net
1 Yıldan Az	6.240	5.742	7.809	5.431
1-4 Yıl Arası	8.974	8.083	14.887	13.864
4 Yıldan Fazla	-	-	-	-
Toplam	15.214	13.825	22.696	19.295

i. Faiz ve gider reeskontlarına ilişkin bilgiler:

	Cari Dönem 30 Haziran 2003		Önceki Dönem 31 Aralık 2002	
	TL	YP	TL	YP
Mevduat Faiz Reeskontları	124.877	44.181	113.903	50.383
Kullanılan Kredi Faiz Reeskontları	1.555	16.711	1.742	17.041
Tahviller Faiz Reeskontları	-	-	-	-
Repo İşlemleri Faiz Reeskontları	549	-	881	-
Türev Finansal Araçlar Reeskontları	1.039	740	134	153
Faiz ve Gider Reeskontları	-	740	-	153
Kur Gider Reeskontları	1.039	-	134	-
Diğer Faiz ve Gider Reeskontları	19.907	159.986	67.484	203.195

j. Karşılıklara ve sermaye benzeri kredilere ilişkin açıklamalar:

1. Genel karşılıklara ilişkin bilgiler:

	Cari Dönem 30 Haziran 2003	Önceki Dönem 31 Aralık 2002
Genel Karşılıklar	29.179	34.036
I. Grup Kredi ve Alacaklar İçin Ayrılanlar	21.681	22.449
II. Grup Kredi ve Alacaklar İçin Ayrılanlar	153	443
Gayrinakdi Krediler İçin Ayrılanlar	1.839	1.986
Diğer	5.506	9.158

2. Muhtemel riskler için ayrılan serbest karşılıklara ilişkin bilgiler: Banka bütün riskler için %100 karşılık ayırmıştır; dolayısıyla bunların yanında ek olarak "Muhtemel riskler" için ayrı bir karşılık ayırmasına gerek bulunmamaktadır.

3. Sermaye benzeri kredilere ilişkin bilgiler:

	Cari Dönem 30 Haziran 2003		Önceki Dönem 31 Aralık 2002	
	TP	YP	TP	YP
Yurtiçi Bankalardan	-	-	-	-
Yurtiçi Diğer Kuruluşlardan	-	-	-	-
Yurtdışı Bankalardan	-	-	-	-
Yurtdışı Diğer Kuruluşlardan	-	4.215	-	4.925

k. Özkaynaklara ilişkin bilgiler:

1. Ödenmiş sermayenin gösterimi (Nominal olarak; enflasyona göre düzeltilmemiş tutarlar):

	Cari Dönem 30 Haziran 2003	Önceki Dönem 31 Aralık 2002
Hisse Senedi Karşılığı	1.200.000	816.000
İmtiyazlı Hisse Senedi Karşılığı	-	-

2. Ödenmiş sermaye tutarı, bankada kayıtlı sermaye sisteminin uygulanıp uygulanmadığı hususunun açıklanması ve bu sistem uygulanıyor ise kayıtlı sermaye tavanı (Nominal olarak; enflasyona göre düzeltilmemiş tutarlar):

Sermaye Sistemi	Ödenmiş Sermaye	Tavan
Kayıtlı Sermaye	1.200.000	1.200.000

3. Cari dönem içinde yapılan sermaye artırımları ve kaynakları ile arttırılan sermaye payına ilişkin diğer bilgiler:

   Banka'nın ödenmiş sermayesi Banka Olağan Genel Kurulu'nun aldığı karar uyarınca, 2002 yılı net karından 384.000 TL tutarındaki bölümün ortaklara bedelsiz hisse senedi ihraç edilerek ödenmiş sermayeye eklenmesiyle 816.000 TL'den 1.200.000 TL'ye artırılmıştır.

4. Cari dönem içinde yeniden değerleme fonlarından sermayeye ilave edilen kısma ilişkin bilgiler: Bulunmamaktadır.

(Yetkili İmza / Kaşe)
AKBANK T.A.Ş.

5. Son mali yılın ve onu takip eden ara dönemin sonuna kadar olan sermaye taahhütleri, bu taahhütlerin genel amacı ve bu taahhütler için gerekli tahmini kaynaklar:

   Sermaye taahhütü bulunmamaktadır.

6. Banka'nın gelirleri, kârlılığı ve likiditesine ilişkin geçmiş dönem göstergeleri ile bu göstergelerdeki belirsizlikler dikkate alınarak yapılacak öngörülerin, Banka'nın özkaynakları üzerindeki tahmini etkileri :

   Banka faaliyetlerini yüksek karlılıkla sürdürmekte ve dönem karlarının büyük bölümünü sermaye artırımı veya yedeklere aktarım şeklinde özkaynaklar içinde muhafaza etmektedir. Öte yandan Banka'nın özkaynaklarının çok küçük bir bölümü sabit kıymet ve iştirakler gibi sabit yatırımlara yönlendirilmiş olup Banka'nın serbest özsermayesi oldukça yüksektir ve; likit ve getirili aktiflerde değerlendirilmektedir. Tüm bu hususlar dikkate alındığında Banka'nın özkaynakları sürekli güçlenmektedir.

7. Sermayeyi temsil eden hisse senetlerine tanınan imtiyazlara ilişkin özet bilgiler :

   Bulunmamaktadır.

l. Hisse senedi ihraç primleri, hisseler ve sermaye araçları:

	Cari Dönem 30 Haziran 2003	Önceki Dönem 31 Aralık 2002
Hisse Senedi Sayısı (Bin)	1.200.000.000	816.000.000
İmtiyazlı Hisse Senedi	-	-
Hisse Senedi İhraç Primi	-	-
Hisse Senedi İptal Kârı	-	-
Diğer Sermaye Araçları	-	-
Toplam Hisse Senedi İhracı	1.200.000.000	816.000.000

m. Sermayede ve/veya oy hakkında %10 ve bunun üzerinde paya sahip kişi ve kuruluşlara ilişkin açıklamalar:

Ad Soyad/Ticari Ünvanı	Pay Tutarları (Nominal)	Pay Oranları	Ödenmiş Paylar (Nominal)	Ödenmemiş Paylar
Hacı Ömer Sabancı Holding A.Ş.	394.413	%32,87	394.413	-

n. Kar dağıtımı: (Tutarlar TL'nin 31 Aralık 2002 tarihindeki satın alma gücüyle ifade edilmiştir.)

Banka'nın Olağan Genel Kurul Toplantısı 26 Mart 2003'te yapılmıştır. Olağan Genel Kurul Toplantısı'nda 2002 yılı faaliyetlerinden sağlanan 685.448 TL tutarındaki net karın 101.840 TL'sinin Banka ortaklarına, kurucu ve intifa paylarına nakit temettü olarak dağıtılmasına, 384.000 TL'sinin ortaklara bedelsiz hisse senedi ihracı yoluyla ödenmiş sermayeye eklenmesine, kalan 199.608 TL'nin yasal ve olağanüstü yedekler olarak ayrılmasına karar verilmiştir.

Mali tabloların hazırlandığı tarih itibariyle bedelsiz hisse senedi ihracı yoluyla sermaye artışı gerçekleştirilmiştir ve nakit temettünün tamamına yakını ödenmiştir.

III. GELİR TABLOSUNA İLİŞKİN AÇIKLAMA VE DİPNOTLAR

a. Faiz gelirlerine ilişkin bilgiler :

1. İştirak ve bağlı ortaklıklardan alınan faiz gelirlerine ilişkin bilgiler :

	Cari Dönem 30 Haziran 2003	Önceki Dönem 30 Haziran 2002
İştirak ve Bağlı Ortaklıklardan Alınan Faizler	352	2.498

2. Finansal kiralama gelirlerine ilişkin bilgiler : Bulunmamaktadır.

3. Ters repo işlemlerinden alınan faizler:

	Cari Dönem 30 Haziran 2003		Önceki Dönem 30 Haziran 2002	
	TP	YP	TP	YP
Ters Repo İşlemlerinden Alınan Faizler	1.321	-	90	-

b. Faiz giderlerine ilişkin bilgiler :

1. İştirakler ve bağlı ortaklıklara verilen faiz giderlerine ilişkin bilgiler :

	Cari Dönem 30 Haziran 2003	Önceki Dönem 30 Haziran 2002
İştirak ve Bağlı Ortaklıklara Verilen Faizler	172	1.472

2. Finansal kiralama giderlerine ilişkin bilgiler :

	Cari Dönem 30 Haziran 2003	Önceki Dönem 30 Haziran 2002
Finansal Kiralama Giderleri	421	1.436

(Yetkili İmza / Kaşe)
AKBANK T.A.Ş.
GENEL MÜDÜRLÜĞÜ

3. Mevduata ödenen faizin vade yapısına göre gösterimi :

Hesap Adı	Vadesiz Mevduat	Vadeli Mevduat					Toplam
		1 Aya Kadar	3 Aya Kadar	6 Aya Kadar	1 Yıla Kadar	1 Yıldan Uzun	
Türk Parası							
Bankalar Mevduatı	21	657	3.840	7.353	1.556	13	13.440
Tasarruf Mevduatı	1.627	196.302	246.510	125.845	16.147	6.241	592.672
Resmi Mevduat	67	1	-	-	-	-	68
Ticari Mevduat	1.161	9.764	19.916	10.879	183	4.916	46.819
Diğer Mevduat	143	16.229	28.084	9.737	-	7.811	62.004
7 Gün İhbarlı Mevduat	-	-	-	-	-	-	-
Toplam	3.019	222.953	298.350	153.814	17.886	18.981	715.003
Yabancı Para							
DTH	172	23.450	72.341	26.133	17.235	10.386	149.717
7 Gün İhbarlı Mevduat	-	-	-	-	-	-	-
Kıymetli Maden	-	-	-	-	-	-	-
Toplam	172	23.450	72.341	26.133	17.235	10.386	149.717
Genel Toplam	3.191	246.403	370.691	179.947	35.121	29.367	864.720

4. Repo işlemlerine verilen faiz tutarı:

	Cari Dönem 30 Haziran 2003		Önceki Dönem 30 Haziran 2002	
	TP	YP	TP	YP
Repo İşlemlerine Verilen Faizler	99.170	-	144.062	-

Repo işlemlerine verilen faizler Gelir Tablosu'nda "Para piyasasına verilen faizler" hesabında yer almaktadır.

c. Yatırım amaçlı menkul değerlerden elde edilen net gelirler:

	Cari Dönem 30 Haziran 2003	Önceki Dönem (*) 30 Haziran 2002
Satılmaya Hazır Menkul Değerlerden	371.080	-
Vadeye Kadar Elde Tutulacak Menkul Değerlerden	37.926	-
Toplam	409.006	-

(*) 30 Haziran 2002 tarihi itibariyle portföy sınıflamasına bakılmaksızın tüm menkul değerlerden alınan faizler "Menkul değerlerden alınan faizler" olarak tek bir hesapta yansıtılmaktaydı. Bu nedenle yukarıdaki tabloda istenen önceki dönem bilgisi verilmemiştir.

Üçüncü Bölüm VIII ve X.b numaralı dipnotlarda da açıklandığı üzere alım satım amaçlı ve satılmaya hazır menkul değerlerin elde tutulması esnasında kazanılan faizler öncelikle faiz gelirleri içerisinde gösterilmektedir. Bu şekilde kayıtlara yansıtılan "Faiz gelirleri" ilgili kıymetlerin vadelerinden önce satılmaları sırasında Tek Düzen Hesap Planı gereğince "Sermaye piyasası işlemleri karı" hesabına aktarılmaktadır.

İlişikteki "Gelir tablosu"nda satılmaya hazır menkul değerlerden alınan faiz gelirlerinde 1 Nisan 2003 – 30 Haziran 2003 dönemini kapsayan ikinci üç aylık dönemdeki azalış, esas olarak 2003 yılının ikinci üç aylık döneminde hacmi artan satışlar dolayısıyla "Sermaye piyasası işlemleri karı" hesabına aktarılan faiz gelirlerinden kaynaklanmaktadır. İkinci üç aylık dönemde "Sermaye piyasası işlemleri karı"nda görünen yükselme de ağırlıklı olarak aynı nedenden kaynaklanmaktadır.

d. Diğer faaliyet gelirlerine ilişkin bilgiler:

Diğer faaliyet gelirleri arasında olağandışı kalemlerden kaynaklanan gelirler bulunmamaktadır.

e. Kredi ve diğer alacaklara ilişkin karşılık giderleri:

	Cari Dönem 30 Haziran 2003	Önceki Dönem 30 Haziran 2002
Kredi ve Diğer Alacaklara İlişkin Özel Karşılıklar	18.776	22.933
Teminatsız	17.064	19.314
Diğer Gruplar	1.712	3.619
Genel Karşılık Giderleri	-	-
Menkul Değerler Değer Düşüklüğü Giderleri	2	10
Değer Düşüş Karşılığı Giderleri (*)	-	-
Diğer	-	-

(*) İştirakler, bağlı ortaklıklar ve vadeye kadar elde tutulacak menkul değerler değer düşüş karşılığı giderleri.

f. Bağlı ortaklık ve iştiraklerden elde edilen gelir ve giderler:

1. Bağlı ortaklık ve iştiraklerden elde edilen gelir ve giderler:

	Cari Dönem (*) 30 Haziran 2003	Önceki Dönem (*) 30 Haziran 2002
Bağlı Ortaklıklara İlişkin Kâr ve Zarar (+/-)	2.598	19.615
İştiraklere İlişkin Kâr ve Zarar (+/-)	2.476	26.783

(*) İştirak ve bağlı ortaklıklardan alınan temettü gelirlerini göstermektedir.

2. Özsermaye yönteminin kullanıldığı iştiraklerdeki yatırımlardan doğan kâr ya da zarardaki pay:

   Banka'nın konsolide olmayan mali tablolarında iştirak ve bağlı ortaklıklar için özsermaye yöntemi uygulanmamaktadır.

3. Banka'nın dahil olduğu risk grubundaki gerçek ve tüzel kişilerle yapılan işlemlerden kaynaklanan kâr ve zarara ilişkin bilgiler:

   Söz konusu bilgiler "VI. Banka'nın dahil olduğu risk grubu ile ilgili açıklama ve dipnotlar" bölümünde açıklanmıştır.

g. Cari dönemde önemli etkide bulunan veya takip eden dönemlerde önemli etkide bulunacağı beklenen muhasebe tahminindeki bir değişikliğin niteliği ve tutarı :

Cari dönemde muhasebe tahminlerinde yapılan değişiklik yoktur.

h. Diğer faaliyet giderleri:

30 Haziran 2003 tarihi itibariyle "Gelir tablosu"nda "Diğer faaliyet giderleri" tutarı 585.653 TL olarak görülmektedir. Bu rakamın yaklaşık 221.000 TL tutarındaki bölümü "Dövize endeksli menkul değerler"in üzerinde oluşan kur farkı zararlarının Tek Düzen Hesap Planı uyarınca bu hesapta muhasebeleştirilmesinden kaynaklanmaktadır. Şöyle ki, "Dövize endeksli menkul değerler" üzerinde oluşan kur farkı karları "Kambiyo karı" hesabı yerine, "Menkul değerlerden alınan faiz gelirleri" hesabına kaydedilmektedir. Ancak, 2003 yılının ikinci üç aylık döneminde olduğu gibi döviz kurlarının yılın başındaki kurların altına düşmesi durumunda, söz konusu

kıymetler üzerinde oluşan kur farkı zararı öncelikle yıl içinde kur farkı geliri olarak "Menkul değerlerden alınan faiz gelirleri" hesabına kaydedilen tutardan düşülmekte, artan kısmı ise "Diğer faaliyet giderleri" olarak kaydedilmektedir. Bu nedenle yaklaşık 221.000 TL tutarındaki bu rakam özü itibariyle kur farkı zararı olmakla birlikte "Diğer faaliyet giderleri" olarak gösterilmektedir. Bu rakamın etkisi hariç tutulduğunda 30 Haziran 2003 tarihi itibariyle Banka'nın "Diğer faaliyet giderleri" yaklaşık 364.653 TL; "Net kambiyo karı" ise yaklaşık 101.234 TL olmaktadır.

İlişikteki "Gelir tablosu"nda "Vadeye kadar elde tutulacak menkul değerlerden alınan faiz" gelirlerinin 1 Nisan 2003 ve 30 Haziran 2003 tarihleri arasındaki dönemi kapsayan ikinci üç aylık dönemde negatif görünmesinin nedeni de yukarıdaki paragrafta anlatılan konuyla ilgilidir. Döviz kurlarının ikinci üç aylık dönemde düşmesi nedeniyle, Banka'nın dövize endeksli menkul değerlerden oluşan vadeye kadar elde tutulacak portföyünden elde ettiği ve faiz gelirlerine kaydedilmiş olan ilk üç aylık dönemdeki kur farkı gelirleri ters çevrilmiştir. Dolayısıyla, ikinci üç aylık dönemde negatif faiz geliri görülmektedir.

i. Vergi karşılığı:

Üçüncü Bölüm XVII numaralı dipnotta da açıklandığı üzere Kurumlar Vergisi oranı esasen % 30'dur. Ancak yürürlükteki vergi kanunlarının enflasyon muhasebesi esaslarını tanımaması nedeniyle Banka'nın enflasyon muhasebesinin bir sonucu olarak kaydettiği "Net parasal pozisyon zararı" vergi hesaplamasında dikkate alınmamaktadır. Bu nedenle ilişikteki "Gelir tablosu"nda da görüleceği üzere 30 Haziran 2003 tarihi itibariyle Banka'nın vergi yükü yaklaşık % 40 seviyesinde gerçekleşmiştir. Bununla birlikte T.C. Maliye Bakanlığı 1 Ocak 2004 tarihinden itibaren Kurumlar Vergisi hesaplamasında enflasyon muhasebesi esaslarının uygulanmasını öngören bir yasa tasarısı hazırlamıştır. Sözkonusu tasarının yasalaşabilmesi için önümüzdeki günlerde önce Bakanlar Kurulu ve daha sonra da Türkiye Büyük Millet Meclisi'nin onayına sunulması beklenmektedir. Enflasyon muhasebesi esaslarının Kurumlar Vergisi hesaplamasında dikkate alınmasını öngören tasarının yasalaşması durumunda 1 Ocak 2004 tarihinden itibaren "Net parasal pozisyon zararı" vergi hesaplamasında dikkate alınabilecek; dolayısıyla Banka'nın efektif vergi yükü halihazırdaki uygulamaya kıyasla azalacaktır.

IV. NAZIM HESAPLARA İLİŞKİN AÇIKLAMA VE DİPNOTLAR

a. Şarta bağlı yükümlülüklerle ilgili bilgiler:

1. Birlikte kontrol edilen ortaklıklarla ilgili şarta bağlı yükümlülükler:

   Banka'nın birlikte kontrol edilen ortaklığı bulunmamaktadır.

2. Şarta bağlı varlık ve yükümlülüklerin muhasebeleştirilmesi, mali tablolarda belirtilmesi ya da belirtilmemesi kararı şarta bağlı olayın gerçekleşme olasılığı gözönünde bulundurularak verilir.

   2(i). Şarta bağlı varlık için; şartın gerçekleşme olasılığı kesine yakınsa bu varlık muhasebeleştirilerek mali tablolara yansıtılır; şartın gerçekleşme olasılığı fazla ise bu varlık dipnotlarda açıklanır.

   2(ii). Şarta bağlı yükümlülük için şartın gerçekleşme olasılığı fazla ise ve güvenilir olarak ölçülebiliyorsa karşılık ayrılarak mali tablolara yansıtılır; şartın gerçekleşme olasılığı güvenilir olarak ölçülemiyorsa bu yükümlülük dipnotlarda açıklanır. Şarta bağlı yükümlülük için, şartın gerçekleşme olasılığı yoksa veya az ise bu yükümlülük dipnotlarda açıklanır.

   Bu kapsamda Banka aleyhine açılan bazı davaları şarta bağlı yükümlülük olarak nitelendirmiş ve bunlar için 3.127 TL tutarında karşılık ayırmıştır. Bunlar dışında şarta bağlı varlık veya yükümlülükler bulunmamaktadır.

b. Bilanço dışı yükümlülüklere ilişkin açıklama:

1. Gayri kabili rücu nitelikteki kredi taahhütlerinin türü ve miktarı: 2.990.566 TL tutarında kredi kartlarına verilen harcama limiti taahhüdü bulunmaktadır.

2. Bilanço dışı kalemlerden kaynaklanan muhtemel zararların ve taahhütlerin yapısı ve tutarı:

   Bilanço dışı kalemlerden kaynaklanan muhtemel zararlar bulunmamaktadır. Bilanço dışı yükümlülüklerden oluşan taahhütler "Bilanço Dışı Yükümlülükler Tablosu"nda gösterilmiştir.

   2(i). Garantiler, banka aval ve kabulleri ve mali garanti yerine geçen teminatlar ve diğer akreditifler dahil gayrinakdi krediler:

Banka kabul kredileri	:	4.994
Akreditifler	:	503.686
Diğer garantiler	:	43
Toplam	:	508.723

2(ii). Kesin teminatlar, geçici teminatlar, kefaletler ve benzeri işlemler:

Geçici teminat mektupları	65.870
Kesin teminat mektupları	880.730
Avans teminat mektupları	55.263
Gümrüklere verilen teminat mektupları	225.238
Diğer teminat mektupları	104.427
Toplam	1.331.528

c. Gayrinakdi kredilerin toplam tutarı:

1. Gayrinakdi kredilerin toplam tutarı:

	Cari Dönem 30 Haziran 2003	Önceki Dönem 31 Aralık 2002
Nakit Kredi Teminine Yönelik Olarak Açılan Gayrinakdi Krediler	96.840	92.550
Bir Yıl veya Daha Az Süreli Asıl Vadeli	41.798	49.650
Bir Yıldan Daha Uzun Süreli Asıl Vadeli	55.042	42.900
Diğer Gayrinakdi Krediler	1.743.411	1.895.420
Toplam	1.840.251	1.987.970

2. Maddi duran varlık üzerindeki rehin, ipotek ve varsa diğer kısıtlamalar, maddi duran varlık alımı için verilen taahhütler:

Maddi duran varlıklar üzerinde rehin, ipotek veya diğer kısıtlamalar yoktur. Maddi duran varlık alımı için verilen taahhütler yoktur.

d. Bankaların uluslararası derecelendirme kuruluşlarına yaptırmış oldukları derecelendirmeye ilişkin özet bilgiler:

Mart 2003'te piyasalarda yaşanan olumsuz koşulların etkisiyle FitchRatings, Türkiye Cumhuriyeti uzun vadeli Türk Lirası ve Yabancı Para ülke notunu "B(-)"ye indirmiştir. Bu gelişmeyle birlikte Akbank'ın Aralık 2002'de "B" olan uzun vadeli Yabancı Para notu Mart 2003'te "B(-)"ye gerilemiş, kısa vadeli Yabancı Para notu "B" olarak teyit edilmiştir. Aralık 2002'de "B(+)" olan uzun vadeli Türk Lirası notu Mart 2003'te "B"ye inmiştir; ancak buna rağmen Akbank'ın notu ülke notunun üzerinde kalmaya devam etmiştir. FitchRatings, Akbank'a verilen rating notunun, Akbank'ın Türk Bankacılık Sistemi'ndeki önemli konumunu, güçlü şube ağı ve markasını, istikrarlı fon kaynakları ve güçlü sermaye yapısını yansıttığını belirtmiştir. Ayrıca FitchRatings, rating metodolojisinde Temmuz ayında yapmış olduğu değişikliğe istinaden Banka'nın "4T" olan Destek Notu'nu 21 Temmuz 2003 tarihi itibariyle "5" olarak değiştirmiştir.

Söz konusu kuruluşların verdikleri derecelendirmeler aşağıdaki tabloda gösterilmektedir.

FITCHRATINGS
Mart 2003 Derecelendirmesi

	Not
Yabancı Para Taahhütler	
Uzun Vadeli	B-
Kısa Vadeli	B
Görünüm	Negatif
Türk Lirası Taahhütler	
Uzun Vadeli	B
Kısa Vadeli	B
Görünüm	Negatif
Ulusal	
Uzun Vadeli	A+ (tur)
Görünüm	Negatif
Bireysel Derecelendirme	C
Destek Notu	4T

MOODY'S
Temmuz 2002 Derecelendirmesi

	Not
Finansal Güç Notu	D+
Yabancı Para Uzun Vadeli Mevduat Notu	B3
Türk Lirası Uzun Vadeli Mevduat Notu	Baa2
Türk Lirası Kısa Vadeli Mevduat Notu	Prime-2
Görünüm	Pozitif

V. NAKİT AKIM TABLOSUNA İLİŞKİN AÇIKLAMA VE DİPNOTLAR

a. Nakit ve nakde eşdeğer varlıklara ilişkin bilgiler:

1. Nakit ve nakde eşdeğer varlıkları oluşturan unsurlar, bu unsurların belirlenmesinde kullanılan muhasebe politikası:

   Kasa ve efektif deposu ile T.C. Merkez Bankası dahil bankalardaki vadesiz mevduat "Nakit" olarak; orjinal vadesi üç aydan kısa olan bankalararası para piyasası plasmanları ve bankalardaki vadeli depolar "Nakde eşdeğer varlık" olarak tanımlanmaktadır.

2. Muhasebe politikasında yapılan herhangi bir değişikliğin etkisi: Bulunmamaktadır.

3. Nakit ve nakde eşdeğer varlıkları oluşturan unsurların bilançoda kayıtlı tutarları ile nakit akım tablosunda kayıtlı tutarları arasındaki mutabakat:

   3(i). Dönem başındaki nakit ve nakde eşdeğer varlıklar:

	Cari Dönem 30 Haziran 2003	Önceki Dönem 30 Haziran 2002
Nakit	**379.138**	**867.757**
Kasa ve Efektif Deposu	266.810	305.987
Bankalardaki Vadesiz Mevduat	112.328	561.770
Nakde Eşdeğer Varlıklar	**3.361.674**	**4.839.691**
Bankalararası Para Piyasası	2.109.325	2.420.092
Bankalardaki Vadeli Depo	1.252.349	2.419.599
Toplam Nakit ve Nakde Eşdeğer Varlık	**3.740.812**	**5.707.448**

Önceki dönemde gerçekleşen işlemler neticesinde bulunan toplam değer, cari dönem başındaki nakit ve nakde eşdeğer varlıklar toplamını verir.

   3(ii). Dönem sonundaki nakit ve nakde eşdeğer varlıklar:

	Cari Dönem 30 Haziran 2003	Önceki Dönem 30 Haziran 2002
Nakit	**327.889**	**619.709**
Kasa ve Efektif Deposu	212.203	240.858
Bankalardaki Vadesiz Mevduat	115.686	378.851
Nakde Eşdeğer Varlıklar	**1.183.385**	**3.244.961**
Bankalararası Para Piyasası	654.185	1.944.638
Bankalardaki Vadeli Depo	529.200	1.300.323
Toplam Nakit ve Nakde Eşdeğer Varlık	**1.511.274**	**3.864.670**

b. Banka'nın elinde bulunan ancak, yasal sınırlamalar veya diğer nedenlerle Banka'nın serbest kullanımında olmayan nakit ve nakde eşdeğer varlık mevcuduna ilişkin bilgi:

Yurtdışından sağlanan seküritizasyon kredileri ile ilgili olarak vadesiz ve üç aydan kısa vadeli banka mevduatı içerisinde yer alan toplam 46.057 TL tutarında serbest olmayan depo mevcuttur.

VI. BANKA'NIN DAHİL OLDUĞU RİSK GRUBU İLE İLGİLİ AÇIKLAMA VE DİPNOTLAR

a. Banka'nın dahil olduğu risk grubuna ilişkin işlemlerin hacmi, dönem sonunda sonuçlanmamış kredi ve mevduat işlemleri, döneme ilişkin gelir ve giderler:

1. Cari dönem - 30 Haziran 2003:

Banka'nın Dahil Olduğu Risk Grubu*	İştirak ve Bağlı Ortaklıklar		Banka'nın Doğrudan ve Dolaylı Ortakları		Risk Grubuna Dahil Olan Diğer Unsurlar	
	Nakdi	G.Nakdi	Nakdi	G.Nakdi	Nakdi	G.Nakdi
Krediler ve Diğer Alacaklar						
Dönem Başı Bakiyesi	73	25.665	359.154	375.715	2.090	9.627
Dönem Sonu Bakiyesi	123	23.944	278.484	349.252	6.700	7.070
Alınan Faiz ve Komisyon Gelirleri	7	14	31.180	398	2.586	9

*Bankaların Kuruluş ve Faaliyetleri Hakkında Yönetmeliğin 20 nci maddesinin (2) numaralı fıkrasında tanımlanmıştır.

Aşağıdaki tabloda cari dönem ve önceki dönem itibariyle, Banka'nın iştirak ve bağlı ortaklıkları, doğrudan ve dolaylı ortakları dahil olmak üzere tüm risk grubu şirketlerine kullandırılan nakit krediler şirket bazında gösterilmiştir. Tablodan görüleceği gibi risk grubu şirketlerinin önemli bir bölümü yabancı şirketlerle yapılan ortaklıklardan oluşmaktadır; tabloda yabancı ortaklı şirketler ve yabancı ortaklık payları da belirtilmektedir.

Şirket Ünvanı	Kredi Tutarı 30 Haziran 2003	Kredi Tutarı 31 Aralık 2002	Yabancı Ortağın Adı	Yabancı Ortak Pay Oranı%
Carrefour Sabancı Tic. Merkezi A.Ş.	9.364	8.637	Carrefour	60
Brüt	290.696	298.114		
Eksi: Mevduat blokajı teminatı	(281.332)	(289.477)		
Exsa Export San. Mamulleri Satış ve Araştırma A.Ş.	49.194	91.392	-	-
Kordsa Sabancı Dupont Endüstriyel İplik ve Kord Bezi San. ve Tic. A.Ş.	38.935	63.989	E. I. Dupont	42
Temsa Termo Mekanik San. ve Tic. A.Ş.	2.625	1.986	-	-
Pilsa Plastik San. ve Tic. A.Ş.	14.029	16.423	-	-
Çimsa Çimento San. ve Tic. A.Ş.	3.196	11.414	-	-
Sakosa Sabancı ve Kosa İplik ve Kord Bezi San. ve Tic. A.Ş.	11.588	8.958	-	-
Sapeksa Mensucat ve Toprak Mahsulleri San. ve Tic. A.Ş.	10	16	-	-
Dupont Sabancı International LLC.	36.050	46.122	E. I. Dupont	50
Marsa Kraft Jacobs Suchard Sabancı Gıda San. ve Tic. A.Ş.	13.886	9.488	Kraft Foods	49
Teknosa İç ve Dış Tic. A.Ş.	8.563	9.364	-	-
Toyotasa Toyota Sabancı Paz. ve Satış A.Ş.	6.651	4.783	Toyota Motor, Mitsui Co.	35
Enerjisa Enerji Üretim A.Ş.	3.738	5.975	E. I. Dupont, CBR Int., Bridgestone Co., Bekaert	15
Bossa Tic. ve San. İşletmeleri T.A.Ş.	11.327	5.630	-	-
Akçansa Çimento San. ve Tic. A.Ş.	-	9.241	Heidelberg Cement	40
İnsa A.Ş.	8.475	9.551	-	-
İnterkordsa Gmbh	10.065	9.815	E. I. Dupont	34
Akkardansa San. ve Tic. A.Ş.	135	151	-	-
Sasa Suni Sentetik Elyaf San. A.Ş.	255	511	E.I. Dupont	41
Brisa Bridgestone Sabancı Lastik San. ve Tic. A.Ş.	862	766	Bridgestone Co.	43
Yünsa Yünlü San. ve Tic. A.Ş.	19.184	6.357	-	-
Diğer	37.175	40.748	-	-
Toplam	**285.307**	**361.317**		

(Yetkili İmza / Kaşe)
AKBANK T.A.Ş.

2. Önceki Dönem - 31 Aralık 2002:

Banka'nın Dahil Olduğu Risk Grubu*	İştirak ve Bağlı Ortaklıklar		Banka'nın Doğrudan ve Dolaylı Ortakları		Risk Grubuna Dahil Olan Diğer Unsurlar	
	Nakdi	G.Nakdi	Nakdi	G.Nakdi	Nakdi	G.Nakdi
Krediler ve Diğer Alacaklar						
Dönem Başı Bakiyesi	20	6.360	501.675	520.744	16.890	9.236
Dönem Sonu Bakiyesi	73	25.665	359.154	375.715	2.090	9.627
Alınan Faiz ve Komisyon Gelirleri **	-	-	23.641	73	1.596	1

*Bankaların Kuruluş ve Faaliyetleri Hakkında Yönetmeliğin 20 nci maddesinin (2) numaralı fıkrasında tanımlanmıştır.
** Önceki dönem bakiyeleri 30 Haziran 2002 tutarlarını göstermektedir.

3. Banka'nın dahil olduğu risk grubuna ait mevduata ilişkin bilgiler:

Banka'nın Dahil Olduğu Risk Grubu*	İştirak ve Bağlı Ortaklıklar		Banka'nın Doğrudan ve Dolaylı Ortakları		Risk Grubuna Dahil Olan Diğer Unsurlar	
Mevduat	Cari Dönem 30 Haziran 2003	Önceki Dönem 31 Aralık 2002	Cari Dönem 30 Haziran 2003	Önceki Dönem 31 Aralık 2002	Cari Dönem 30 Haziran 2003	Önceki Dönem 31 Aralık 2002
Dönem Başı	33.322	14.769	316.357	432.140	63.218	-
Dönem Sonu	22.942	33.322	251.767	316.357	48.685	63.218
Mevduat Faiz Gideri**	151	616	14.610	11.185	3.687	109

*Bankaların Kuruluş ve Faaliyetleri Hakkında Yönetmeliğin 20 nci maddesinin (2) numaralı fıkrasında tanımlanmıştır.
** Önceki dönem bakiyeleri 30 Haziran 2002 tutarlarını göstermektedir.

4. Banka'nın, dahil olduğu risk grubu ile yaptığı vadeli işlemler ile opsiyon sözleşmeleri ile benzeri diğer sözleşmelere ilişkin bilgiler:

Banka'nın Dahil Olduğu Risk Grubu *	İştirak ve Bağlı Ortaklıklar		Banka'nın Doğrudan ve Dolaylı Ortakları		Risk Grubuna Dahil Olan Diğer Unsurlar	
	Cari Dönem 30 Haziran 2003	Önceki Dönem 31 Aralık 2002	Cari Dönem 30 Haziran 2003	Önceki Dönem 31 Aralık 2002	Cari Dönem 30 Haziran 2003	Önceki Dönem 31 Aralık 2002
Alım Satım Amaçlı İşlemler **						
Dönem Başı	644.575	32.438	-	-	-	-
Dönem Sonu	793.049	644.575	-	-	-	-
Toplam Kâr / Zarar	-	-	-	-	-	-
Riskten Korunma Amaçlı İşlemler **						
Dönem Başı	-	-	-	-	-	-
Dönem Sonu	-	-	-	-	-	-
Toplam Kâr / Zarar	-	-	-	-	-	-

* Bankaların Kuruluş ve Faaliyetleri Hakkında Yönetmeliğin 20 nci maddesinin (2) numaralı fıkrasında tanımlanmıştır.
** Banka'nın türev ürünleri "Finansal araçların muhasebeleştirilmesi standardı" ("MUY 1") gereğince "Riskten korunma amaçlı" ve "Alım-satım amaçlı" olarak sınıflandırılmaktadır. Buna göre, bazı türev işlemler ekonomik olarak Banka için risklere karşı etkin bir koruma sağlamakla birlikte, muhasebesel olarak MUY 1 kapsamında "Alım-satım amaçlı" olarak muhasebeleştirilmektedir.

Yukarıdaki tabloda yer alan rakamlar sözkonusu işlemlerin "alım" ve "satım" tutarlarının toplamını göstermektedir. Bu işlemlerin yapısı itibariyle, Banka'nın net pozisyonunu etkileyen tutarlar esas olarak "alım" ile "satım" tutarları arasındaki farklardır. Bu net tutarlar, 30 Haziran 2003 itibariyle 17.740 TL ve 31 Aralık 2002 itibariyle 13.519 TL'dir.

b. Banka'nın dahil olduğu risk grubuyla ilgili olarak:

1. Taraflar arasında bir işlem olup olmadığına bakılmaksızın Banka'nın dahil olduğu risk grubunda yer alan ve Banka'nın kontrolündeki kuruluşlarla ilişkileri:

   Banka'nın söz konusu kuruluşlarla olan ilişkileri Bankalar Kanunu'na uygun olarak, normal banka-müşteri ilişkisi çerçevesinde ve piyasa koşulları dahilinde her türlü bankacılık işlemlerini kapsamaktadır.

2. Yapılan işlemin türü, tutarı ve toplam işlem hacmine olan oranı, başlıca kalemlerin tutarı ve tüm kalemlere olan oranı, fiyatlandırma politikası ve diğer unsurlar:

   Yapılan işlemler arasında en önemli tutarlar kredi ve mevduatla ilgilidir. Fiyatlandırma ve diğer koşullar piyasada geçerli olan oranlar ve koşullar üzerinden yapılmaktadır. Risk grubu şirketlerine kullandırılan kredilerin toplam kredilere oranı % 5 (31 Aralık 2002: % 5); Risk grubu şirketlerinin mevduatının toplam mevduata oranı % 2'dir (31 Aralık 2002: % 2). Gelir-gider kalemleri içinde risk grubu şirketleriyle yapılan işlemler önemlilik arzetmemektedir. Risk grubu şirketlerine kullandırılan gayrinakdi kredilerin toplam gayrinakdi kredilere oranı ise % 21'dir (31 Aralık 2002: % 21).

3. Özsermaye yöntemine göre muhasebeleştirilen işlemler: Bulunmamaktadır.

4. Gayrimenkul ve diğer varlıkların alım-satımı, hizmet alımı-satımı, acenta sözleşmeleri, finansal kiralama sözleşmeleri, araştırma ve geliştirme sonucu elde edilen bilgilerin aktarımı, lisans anlaşmaları, finansman (krediler ve nakit veya ayni sermaye destekleri dahil), garantiler ve teminatlar ile yönetim sözleşmeleri gibi durumlarda işlemlerle ilgili bilgiler:

   Banka, şubeleri aracılığıyla, Aksigorta A.Ş. ve Ak Emeklilik A.Ş.'nin acentelik faaliyetlerini yürütmektedir. Finansal kiralama işlemlerinin tamamı Banka'nın iştiraki olan BNP Ak Dresdner Bank A.Ş.'nin % 100 oranda sahip olduğu BNP Ak Dresdner Finansal Kiralama A.Ş. ile yapılmıştır.

   Risk grubuna dahil firmaların nakdi ve gayrinakdi kredi ihtiyaçları Bankalar Kanunu'ndaki sınırlamalar ve cari piyasa faiz oranları ve koşulları dikkate alınarak karşılanmaktadır.

VII. ENFLASYON MUHASEBESİNE İLİŞKİN AÇIKLAMA VE DİPNOTLAR

a. Paranın satın alma gücündeki değişikliklerin mali tablolar üzerindeki etkisini gidermek amacıyla mali tablolar, TL'nin bilanço tarihindeki satın alma gücü esas alınarak hazırlanmıştır.

b. Enflasyon muhasebesine göre düzeltilen ilişikteki mali tablolar, düzeltilme işlemine tabi tutulmadan önce sabit kıymetler üzerindeki yeniden değerlemeden doğan değer artışları haricinde, tarihi maliyet esasına göre tutulan kanuni defterler baz alınarak hazırlanmıştır.

c. 30 Haziran 2003 tarihli mali tabloların enflasyonun etkilerine göre yeniden düzenlenmesi için Devlet İstatistik Enstitüsü'nün aylık bazda açıkladığı, aşağıda belirtilen Toptan Eşya Fiyatları Genel Endeksi (TEFE), ve; TEFE esas alınarak hazırlanan düzeltme katsayıları kullanılmıştır:

Tarih	TEFE	Düzeltme Katsayısı
30 Haziran 2003	7.222,200	1,0000
31 Aralık 2002	6.478,800	1,1147
30 Haziran 2002	5.572,000	1,2962
31 Aralık 2001	4.951,700	1,4585

d. Bilançodaki parasal kalemler, bilanço gününde geçerli parasal ölçü birimi cinsinden ifade edildiklerinden düzeltme işlemine tabi tutulmamışlardır. Parasal olmayan kalemler içinde yer alan ancak cari değerleri ile değerlenen yabancı para aktif ve pasif hesaplar ile getirileri veya anaparaları enflasyona veya yabancı paraya endekslenmiş olan varlık ve yükümlülükler için ilgili düzenlemeler gereğince düzeltme işlemi yapılmamış ve parasal kâr veya zararın hesaplanmasında parasal kalemler gibi işleme tabi tutulmuşlardır.

Bilanço tarihinde paranın cari satın alma gücü cinsinden ifade edilmemiş parasal olmayan bilanço kalemleri düzeltme işlemine tabi tutularak paranın cari satın alma gücü cinsinden ifade edilmiştir. Düzeltme işleminde, ilgili varlığın veya yükümlülüğün bilançoya ilk kaydedildiği tarih esas alınmıştır.

- Varlıkların düzeltilmesi, aktife ilk giriş tarihleri dikkate alınarak yapılmıştır. Amortismana tabi varlıkların düzeltilmesinde, ilgili mevzuat uyarınca yapılmış olan yeniden değerlemenin ilgili varlıklar ve birikmiş amortismanlar üzerindeki etkileri arındırılmıştır.

- Özkaynak kalemlerinin düzeltilmesinde, yeniden değerleme değer artış fonu gibi fonların sermayeye ilave edilmesi ortakların sermayeye katkısı olarak dikkate alınmamış; bu tür fonlar sermayeden indirilmiştir. Yedek akçeler, dağıtılmamış kârlar, hisse senedi ihraç primi, iştirak ve gayrimenkul satış karı gibi yeniden değerleme sonucu oluşmamış tutarların sermayeye ilave edilmesi ortaklar tarafından konulan sermaye olarak dikkate alınmıştır. Gerçekleştirilen düzeltme işlemleri sonucunda ödenmiş sermayede kayıtlı nominal değerine göre oluşan artış tutarı mali tablolarda "Ödenmiş sermayenin enflasyona göre düzeltmesinden kaynaklanan sermaye yedekleri" olarak özkaynaklar içinde gösterilmiştir.

- Gelir tablosundaki bütün kalemler ilgili ay için geçerli düzeltme katsayısı kullanılarak düzeltilmiştir.

- Fiyat endeksinin aylık fiyat değişimlerini gösterecek şekilde yayımlanması nedeniyle, bir ay içinde gerçekleşen tüm işlemler için aynı düzeltme katsayısı kullanılmıştır.

- Enflasyonun Banka'nın net parasal durumu üzerindeki etkisi gelir tablosunda "Net parasal pozisyon karı veya zararı" olarak yer almaktadır.

- Türk lirası cinsinden iştirakler, bağlı ortaklıklar ve satılmaya hazır portföyde yer alan hisse senetleri, bunlara ilişkin kayıtlı tutarlarından, bu kuruluşların oluşturmalarına izin verilen yeniden değerleme değer artış fonu gibi fonların sermayelerine eklenmesi nedeniyle elde edilen tutarlar ve kur farkları dahil finansman giderleri indirildikten sonra, kalan bakiyeleri dikkate alınarak enflasyona göre düzeltme işlemine tabi tutulmuştur.

  Yabancı para cinsinden iştirak, bağlı ortaklık ve satılmaya hazır portföyde yer alan hisse senetlerinin düzeltilmiş tutarları, bu yatırımların ilgili döviz cinsinden elde etme maliyetlerinin bilanço tarihindeki döviz kurları kullanılarak Türk lirasına çevrilmesi suretiyle hesaplanmıştır.

  Enflasyon muhasebesine göre düzeltilmiş tutarların net gerçekleşebilir değerin üzerinde olması durumunda, değer düşüklüğünün kalıcı veya geçici olması, değer düşüklüğünün oranı gibi kriterler de dikkate alınarak, ilgili iştirak, bağlı ortaklık ve satılmaya hazır portföyde yer alan hisse senetlerinin değeri net gerçekleşebilir değere veya varsa rayiç değere indirilmiştir.

e. Amortismana tabi varlıkların düzeltilmesinde, ilgili mevzuat uyarınca yapılmış olan yeniden değerlemenin ilgili varlıklar üzerindeki etkisi arındırılmıştır. Amortisman varlıkların enflasyon muhasebesine göre düzeltilmiş tutarları üzerinden "Doğrusal yöntem"e göre varlıkların tahmini faydalı ömürleri üzerinden "Kıst esası"na göre ayrılmıştır. Varlıkların faydalı ömürlerine ilişkin bilgiler ilgili dipnotlarda verilmiştir. Önemlilik ilkesi çerçevesinde gerekli görülen varlıklar için bağımsız değerleme kuruluşları tarafından ekspertiz değeri saptanmıştır.

f. Türk Ticaret Kanunu ve Banka'nın ana sözleşmesi çerçevesinde oluşan yedek akçeleri ile Banka'nın ödenmiş sermayesi nominal (enflasyon düzeltmesine tutulmaksızın) değerleriyle aşağıda gösterilmiştir.

	30 Haziran 2003	31 Aralık 2002
Ödenmiş Sermaye	1.200.000	816.000
Kanuni Yedek Akçeler	119.117	78.032
İhtiyari Yedek Akçeler ve Dağıtılmamış Karlar	1.298.453	142.134

g. 31 Aralık 2002 tarihli mali tablolar Başaran Nas Serbest Muhasebeci Mali Müşavirlik A.Ş., a member of PricewaterhouseCoopers, tarafından denetlenmiştir. Yapılan denetim sonucunda söz konusu mali tabloların Banka'nın mali durumunu ve faaliyet sonuçları ve nakit akımlarını Bankalar Kanunu'nun 13üncü maddesi gereğince yürürlükte bulunan düzenlemelerde belirlenen muhasebe ilke ve standartlarına uygun olarak doğru biçimde yansıttığı hususunda görüş bildirilmiştir.

h. Dönem içinde tahakkuk eden ve döneme yaygın olarak yapılan giderler ve sağlanan gelirler, gelir ve gider kalemlerinde gerçekleşen hareketlerin mevsimsellik göstermediği ve döneme eşit biçimde dağılmış olduğunu doğrulayıcı nesnel ölçütlerin var olması durumuna ilişkin açıklama:

Dönem içinde tahakkuk eden ve döneme yaygın olarak yapılan giderler ve sağlanan gelirler, gelir ve gider kalemlerinde gerçekleşen hareketler mevsimsellik göstermemekte ve döneme eşit biçimde dağılmaktadır. Buradan hareketle tüm gelir ve gider kalemlerinin tek bir "yıllık ortalama" katsayı ile çarpılarak enflasyon düzeltmesine tabi tutulması mümkündür. Ancak Banka daha doğru bir hesaplama ve mali tablo sunumu sağlamak amacıyla "Vergi karşılığı" dışındaki tüm gelir gider kalemlerini ilgili ayların katsayılarını kullanarak enflasyon düzeltmesine tabi tutmuştur. Vergi karşılığının ise niteliği itibariyle yıllık ortalama katsayı kullanılarak düzeltilmesi daha uygun görülmüştür.

VIII. BİLANÇO SONRASI HUSUSLARA İLİŞKİN AÇIKLAMA VE DİPNOTLAR

1. Bilanço sonrası hususlar ile ilgili bilgiler:

a. Banka 16 Temmuz 2003 tarihinde 40 adet uluslararası bankanın oluşturduğu sendikasyondan 1 yıl vadeli, libor + % 0.75 faiz oranlı ve 350 milyon USD tutarında kredi almıştır.

b. BDDK tarafından 3 Temmuz 2003 tarihli ve 25157 (mükerrer) sayılı Resmi Gazete'de yayımlanan 1083 numaralı karar ile 5 Temmuz 2004 tarihine kadar bankalardaki tasarruf mevduatının tamamı Tasarruf Mevduatı Sigorta Fonu kapsamına alınmıştır. 5 Temmuz 2004 tarihinden sonra ise bankalardaki tasarruf mevduatlarının 50 milyar TL'ye kadar olan bölümü sigorta kapsamında olacaktır.

2. Kurlarda bilanço tarihinden sonra ortaya çıkan ve açıklanmaması mali tablo kullanıcılarının finansal tablolar üzerinde değerlendirme yapmasını ve karar vermesini etkileyecek önemlilikteki değişikliklerin yabancı para işlemler ile kalemlere ve mali tablolara olan etkisi ile Banka'nın yurtdışındaki faaliyetlerine etkisi:

Dördüncü Bölüm V. no'lu dipnotta da görüldüğü üzere, Banka'nın net döviz pozisyonu çok düşük seviyededir. Bu nedenle kurlarda meydana gelen değişikliklerin Banka'nın mali bünyesi üzerinde önemli bir etkisi olmamaktadır.

Başaran Nas
Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi
a member of
PRICEWATERHOUSECOOPERS
Tarafından Görüldü 20
İstanbul, Tarih 08/03

(Yetkili İmza / Kaşe)
AKBANK T.A.Ş.
GENEL MÜDÜRLÜĞÜ

ALTINCI BÖLÜM
DİĞER AÇIKLAMA VE DİPNOTLAR

I. BANKA'NIN FAALİYETLERİNE İLİŞKİN DİĞER AÇIKLAMALAR

Bulunmamaktadır.

YEDİNCİ BÖLÜM
SINIRLI DENETİM RAPORUNA İLİŞKİN AÇIKLAMALAR

I. SINIRLI DENETİM RAPORUNA İLİŞKİN AÇIKLAMALAR

30 Haziran 2003 tarihi itibariyle ve aynı tarihte sona eren döneme ait düzenlenen konsolide olmayan mali tablolar Başaran Nas Serbest Muhasebeci ve Mali Müşavirlik A.Ş. (a member of PricewaterhouseCoopers) tarafından sınırlı denetimden geçmiştir. 1 Ağustos 2003 tarihli sınırlı denetim raporunda, konsolide olmayan mali tabloların Banka'nın 30 Haziran 2003 tarihi itibariyle mali durumunu ve aynı tarihte sona eren döneme ait faaliyet sonuçları ile nakit akımlarını Bankalar Kanunu'nun 13 üncü maddesi gereğince yürürlükte bulunan düzenlemelerde belirlenen muhasebe ilke ve standartlarına uygun olarak doğru bir biçimde yansıtmadığına dair önemli bir hususa rastlanmadığı belirtilmiştir.

Başaran Nas
Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi
a member of
PRICEWATERHOUSECOOPERS
Tarafından Görüldü 20
İstanbul, Tarih 08/03

(Yetkili İmza / Kaşe)
AKBANK T.A.Ş.
GENEL MÜDÜRLÜĞÜ

Istanbul, 28 October 2003

AKBANK T.A.S.
Earnings Release
2003 THIRD QUARTER RESULTS (BRSA)

"A Plentiful Quarter"

Notwithstanding the one-time windfall gains on Akbank's interest income, contribution of the growth in TL loans continued with an even faster pace in the third quarter. Since the beginning of the year, Akbank's TL loan book soared 79.1% in real terms while the growth for the sector remained at 27.2%. Specifically, consumer loans (car loans) and credit card spending were the major contributors to this performance. Net fees and commissions also recorded an impressive 98.0% growth compared to the same quarter of last year.

(USD 1=TRL 1,404,000)

- **Securities**

Total securities portfolio slightly expanded by 18.0% q-o-q and constituted 49.6% of assets. The dominance of TL denominated securities versus FX somewhat continued with a small contraction. TL securities made up 51.8% of the total securities portfolio versus 54.7% in the previous quarter. Akbank's leading position in the primary and secondary bond markets supported by its widespread distribution network has pushed its bonds in custody figure to a new record of TL 8,933trn (USD 6,363mn) in 3Q2003.

(TL trillion)	Fix	Floating	Total
Trading securities	4,929	2,729	7,658
Available for sale-securities*	3,412	1,546	4,958
Held-to-Maturity	-	645	645
Total	8,341	4,920	13,261
	63%	**37%**	**100%**

*Excluding equity holdings

- **Loans**

The TL denominated portion of the total loan book improved further to 34.3% from 28.2% q-o-q, due to the robust TL loan growth. This favourable shift is owed to Akbank's low funding cost and free equity, enabling it to offer the most competitive terms in the market.

	3Q03	2002	Change (%)
TL loans (TL trillion)	2,336	1,305	79.1
FX loans (USD million)*	3,186	3,084	3.3

*FX loans are stated with the exchange rates effective at respective dates

Parallel to strong TL loan growth, the share of retail loans in Akbank's loan book reached 16.3% from 12.5% q-o-q. The significant increase in retail loans is mainly owed to robust volume growth in car and credit card loans.

Meanwhile, the share of small business loans in total reached 13.1% from 10.7% last quarter, with the help of recently introduced Akbank "MyCompany" and Akbank's increased marketing efforts towards SMEs.



Loan Breakdown* (TL trillion)
28.6%
29.7%
25.5%
22.9%
50.4%
46.6%
48.0%
44.1%
8.4%
9.0%
12.5%
16.3%
6.6%
10.5%
10.7%
13.1%
31/12/2002
31/3/2003
30/06/2003
30/9/2003
Project Finance
Corporate
Retail
Small Business

*Financial institution loans are not included

NPL ratio remained low at 1.6%, while Akbank continues to provide full provision for its NPLs.

- **Deposits**

Thanks to the q-o-q increases in public sector, commercial and other institutions deposits that are dominantly interest free, Akbank managed to reverse the declining trend in its TL deposits and caught up with the sector's 9.7% growth in 3Q. In addition, Akbank's FX deposits have been outperforming the growth for the sector, which are 15% and 2.7% y-t-d, respectively. Interest free TL sight deposits constituted 24.6% of total TL deposits.

	3Q03	2002	Change (%)
TL deposits (TL trillion)	5,264	4,866	8.2
FX deposits (USD million)*	8,476	7,372	15.0

*FX deposits are stated with the exchange rates effective at respective dates

Investor appetite for government bonds coupled with a remarkable mutual funds sales performance, the broad "client money" of Akbank (deposits, managed funds, bonds in custody, repo) totalled TL 27,563trn (USD 19,632mn) in 3Q03. This figure indicates a 9.9% jump from the beginning of 2003, whereas the sector merely grew 0.9%.

- **Income Statement**

Parallel to the increasing number and volume of Axess cards, net fees and commissions of Akbank increased by 34.6% and reached TL 117trn (USD 84mn) versus TL 87trn (USD 62mn) in the same period last year. Commissions earned improved by 7.9%, while commissions paid shrunk 5.6%.

Akbank posted a phenomenal TL 1,014trn (USD 722mn) of net profit, indicating a 75.6% hike from the 3Q02 figure. Notwithstanding the windfall gains from declining real rates and robust trading gains, asset growth and subdued monetary loss in the third quarter positively contributed to our profitability.

(TL trillion)	3Q03	3Q02*
Net operating income	**1,805**	**1,420**
Income from associates	8	69
Monetary loss	(269)	(478)
Income before tax	**1,544**	**1,011**
Taxes	(530)	(434)
Net income	**1,014**	**577**

*3Q02 figures are restated by the WPI of 3Q03

Annualized ROAE and ROAA ratios were recorded as **32.8%** and **5.0%**, respectively.

Market Shares of Key Products

	3Q03	2002
Mutual funds	14.0%	11.7%
Consumer loans	13.9%	11.3%
Car loans	21.4%	16.7%
Home loans	7.6%	2.9%
Credit cards issuing (# of cards)	11.1%	10.2%
Credit cards issuing (volume)	11.1%	9.3%

Volume of mutual funds reached USD 1,589mn by September 30, indicating a 126% increase from the beginning of 2003, and ranking Akbank second among all fund managers in Turkey. One more time, the previous USD 1.6bn year-end target has been surpassed and revised up to USD 1.9bn.

Pursuant to Akbank's increased marketing efforts, market share in credit cards volume climbed over 11%. In line with the growing volume, credit card loans captured 9.3% market share versus 8.6% q-o-q, which implies a steady 23.8% volume growth in the third quarter. We expect that Axess' partnerships with strong retailers will payoff generously in the fourth quarter due to the pick-up in domestic activity and Ramadan holiday.

Another item that is worth investor's attention is Akbank's car loans. Thanks to its free capital and close partnerships with almost all major car dealers in Turkey, Akbank is able to offer the most competitive credit terms. Consequently, car loans figure reached TL 462trn (USD 329mn) while capturing a market share over 20%.

Key Ratios

	30.09.2003	31.12.2002
Interest Earning Assets / Total Assets	85.0%	88.3%
Interest Bearing Liabilities / Total Liabilities	78.9%	83.0%
NPL / Gross Cash Loans	1.6%	1.8%
Allowance for Loan losses / NPL	100.0%	100.0%
Gross Cash loans / Deposits	40.3%	38.5%
Deposits / Total Assets	64.1%	67.9%
Gross Cash Loans / Total Assets	25.8%	26.2%
Liquid Assets* / Total Assets	60.4%	63.6%

	30.09.2003	30.09.2002
NIM	11.1%	8.5%
ROAA	5.0%	3.0%
ROAE	32.8%	24.0%
Net Fees and Commissions / Operating Expense	22.4%	15.0%
Net Fees and Commissions / Operating Income	5.7%	5.7%
Cost / Income	25.4%	38.2%
Operating Expense / Total average Assets	2.6%	3.0%

*Liquid assets include cash, banks and other financial institutions, money market, securities and reserve requirements

Appendices:
BRSA Financial Statements

Further information can be obtained from:

Mr. Cenk Goksan IR Manager 90 212 280 13 35
Mr. Şehsuvar Aladağ IR Officer 90 212 279 07 61

investor.relations@akbank.com.tr

This press release is available on the Internet at www.akbank.com where you would also find our latest investor presentation

AKBANK T.A.Ş.

PUBLICLY AVAILABLE UNCONSOLIDATED FINANCIAL STATEMENTS AT 30 SEPTEMBER 2003, PREPARED IN ACCORDANCE WITH BRSA

AKBANK T.A.Ş.
BALANCE SHEETS AT 30 SEPTEMBER 2003 AND 31 DECEMBER 2002
ADJUSTED FOR THE EFFECTS OF INFLATION IN TURKISH LIRA (TL)

(Amounts are expressed in billions of TL, in terms of purchasing power of TL at 30 September 2003)

	ASSETS	(30/09/2003)			(31/12/2002)		
		TL	Foreign Currency	Total	TL	Foreign Currency	Total
I.	**Cash**	**87,822**	**116,539**	**204,361**	**105,692**	**160,321**	**266,013**
1.1	Cash	87,771	-	87,771	105,021	-	105,021
1.2	Foreign Currency	-	116,251	116,251	-	159,982	159,982
1.3	Central Bank of Turkey	51	288	339	671	339	1,010
II.	**Trading Securities (Net)**	**2,480,006**	**5,177,818**	**7,657,824**	**2,399,323**	**2,843,481**	**5,242,804**
2.1	Government Debt Securities	2,479,988	5,162,211	7,642,199	2,399,311	2,823,112	5,222,423
2.1.1	Government Bonds	2,058,133	5,162,211	7,220,344	1,364,190	2,818,474	4,182,664
2.1.2	Treasury Bills	421,855	-	421,855	1,035,121	4,638	1,039,759
2.1.3	Other	-	-	-	-	-	-
2.2	Share Certificates	18	-	18	12	-	12
2.3	Other Marketable Securities	-	15,607	15,607	-	20,369	20,369
III.	**Banks and Other Financial Institutions**	**23**	**945,897**	**945,920**	**2,230**	**1,444,672**	**1,446,902**
3.1	Banks	23	945,897	945,920	2,230	1,444,672	1,446,902
3.1.1	Domestic Banks	23	-	23	2,230	-	2,230
3.1.2	Foreign Banks	-	945,897	945,897	-	1,444,672	1,444,672
3.2	Other Financial Institutions	-	-	-	-	-	-
IV.	**Money Market**	**120,000**	**326,680**	**446,680**	**1,622,042**	**473,002**	**2,095,044**
4.1	Interbank Money Market	120,000	326,680	446,680	1,622,042	473,002	2,095,044
4.2	Receivables from Istanbul Stock Exchange Clearing House	-	-	-	-	-	-
4.3	Receivables from reverse repurchase agreements	-	-	-	-	-	-
V.	**Available-for-sale Securities (net)**	**3,755,469**	**1,211,953**	**4,967,422**	**3,259,776**	**2,711,517**	**5,971,293**
5.1	Share Certificates	9,028	64	9,092	8,368	73	8,441
5.2	Other Marketable Securities	3,746,441	1,211,889	4,958,330	3,251,408	2,711,444	5,962,852
VI.	**Loans**	**2,336,211**	**4,473,172**	**6,809,383**	**1,304,516**	**5,651,830**	**6,956,346**
6.1	Short-term	1,799,238	887,122	2,686,360	1,132,360	943,751	2,076,111
6.2	Medium and Long-term	536,973	3,586,050	4,123,023	172,156	4,708,079	4,880,235
6.3	Loans under follow-up	67,664	41,482	109,146	76,429	49,624	126,053
6.4	Allowances (-)	67,664	41,482	109,146	76,429	49,624	126,053
VII.	**Factoring Receivables**	-	-	-	-	-	-
VIII.	**Held-to-maturity Securities (net)**	**644,765**	-	**644,765**	**747,375**	-	**747,375**
8.1	Government Debt Securities	644,765	-	644,765	747,375	-	747,375
8.1.1	Government Bonds	644,765	-	644,765	747,375	-	747,375
8.1.2	Treasury Bills	-	-	-	-	-	-
8.1.3	Other	-	-	-	-	-	-
8.2	Other Marketable Securities	-	-	-	-	-	-
IX.	**Investments and Associates (net)**	**93,277**	**87,933**	**181,210**	**92,388**	**110,706**	**203,094**
9.1	Financial Investments and Associates	69,656	87,933	157,589	68,767	110,706	179,473
9.2	Non-financial Investments and Associates	23,621	-	23,621	23,621	-	23,621
X.	**Subsidiaries (net)**	**100,253**	**82,009**	**182,262**	**89,058**	**47,865**	**136,923**
10.1	Financial Subsidiaries	100,253	82,009	182,262	87,834	47,865	135,699
10.2	Non-Financial Subsidiaries	-	-	-	1,224	-	1,224
XI.	**Oher Investments (net)**	-	-	-	-	-	-
XII.	**Financial Lease Receivables (net)**	-	-	-	-	-	-
12.1	Cumulative Rental Receivable	-	-	-	-	-	-
12.2	Unearned Income (-)	-	-	-	-	-	-
XIII.	**Reserve Requirements with the Central Bank of Turkey**	**274,099**	**1,019,020**	**1,293,119**	**217,055**	**1,227,914**	**1,444,969**
XIV.	**Miscellaneous Receivables**	**22,225**	**494**	**22,719**	**51,764**	**527**	**52,291**
XV.	**Accrued Interest and Income Receivable**	**2,476,524**	**323,683**	**2,800,207**	**1,608,771**	**342,638**	**1,951,409**
15.1	Loans	101,008	49,591	150,599	33,777	63,854	97,631
15.2	Marketable Securities	2,355,914	182,600	2,538,514	1,548,212	153,166	1,701,378
15.3	Other	19,602	91,492	111,094	26,782	125,618	152,400
XVI.	**Property and Equipment**	**519,478**	**29,254**	**548,732**	**492,937**	**29,355**	**522,292**
16.1	Book Value	1,067,998	32,063	1,100,061	996,033	31,133	1,027,166
16.2	Accumulated Depreciation (-)	548,520	2,809	551,329	503,096	1,778	504,874
XVII.	**Intangibles (Net)**	**10,086**	-	**10,086**	**13,594**	-	**13,594**
17.1	Goodwill	-	-	-	-	-	-
17.2	Other	26,634	-	26,634	26,633	-	26,633
17.3	Accumulated Amortisation (-)	16,548	-	16,548	13,039	-	13,039
XVIII.	**Other Assets**	**51,226**	**8,662**	**59,888**	**18,734**	**4,687**	**23,421**
	TOTAL ASSETS	12,971,464	13,803,114	26,774,578	12,025,255	15,048,515	27,073,770

AKBANK T.A.Ş.
BALANCE SHEETS AT 30 SEPTEMBER 2003 AND 31 DECEMBER 2002
ADJUSTED FOR THE EFFECTS OF INFLATION IN TURKISH LIRA (TL)

(Amounts are expressed in billions of TL, in terms of purchasing power of TL at 30 September 2003)

	LIABILITIES and SHAREHOLDERS' EQUITY	(30/09/2003)			(31/12/2002)		
		TL	Foreign Currency	Total	TL	Foreign Currency	Total
I.	**Deposits**	**5,263,537**	**11,900,494**	**17,164,031**	**4,866,397**	**13,508,429**	**18,374,826**
1.1	Interbank Deposits	23,336	1,196,883	1,220,219	11,818	507,833	519,651
1.2	Saving Deposits	3,855,154	-	3,855,154	3,351,718	-	3,351,718
1.3	Public Sector Deposits	91,312	-	91,312	7,210	-	7,210
1.4	Commercial Deposits	1,092,526	-	1,092,526	1,272,593	-	1,272,593
1.5	Other Institutions Deposits	201,209	-	201,209	223,058	-	223,058
1.6	Foreign Currency Deposits	-	10,703,611	10,703,611	-	13,000,596	13,000,596
1.7	Gold Vault	-	-	-	-	-	-
II.	**Money Market**	**454,757**	**-**	**454,757**	**519,879**	**-**	**519,879**
2.1	Interbank Money Market	-	-	-	-	-	-
2.2	Funds from Istanbul Stock Exchange Clearing House	-	-	-	-	-	-
2.3	Funds Deposited Under Repurchase Agreements	454,757	-	454,757	519,879	-	519,879
III.	**Funds Borrowed**	**34,446**	**3,474,510**	**3,508,956**	**15,323**	**3,549,075**	**3,564,398**
3.1	Funds Borrowed from the Central Bank of Turkey	-	-	-	-	-	-
3.2	Other Funds Borrowed	34,446	3,474,510	3,508,956	15,323	3,549,075	3,564,398
3.2.1	Domestic Banks and Institutions	34,446	8,198	42,644	15,323	3,673	18,996
3.2.2	Foreign Banks, Institutions, and Funds	-	3,466,312	3,466,312	-	3,545,402	3,545,402
IV.	**Marketable Securities Issued (net)**	**-**	**-**	**-**	**-**	**-**	**-**
4.1	Bills	-	-	-	-	-	-
4.2	Asset Backed Securities	-	-	-	-	-	-
4.3	Bonds	-	-	-	-	-	-
V.	**Funds**	**-**	**-**	**-**	**-**	**-**	**-**
VI.	**Miscellaneous Payables**	**38,348**	**41,827**	**80,175**	**33,152**	**27,142**	**60,294**
VII.	**Other Liabilities**	**26,708**	**34,550**	**61,258**	**23,072**	**36,269**	**59,341**
VIII.	**Taxes and Other Duties Payable**	**37,395**	**286**	**37,681**	**47,869**	**54**	**47,923**
IX.	**Factoring Payables**	**-**	**-**	**-**	**-**	**-**	**-**
X.	**Leasing Payables (net)**	**603**	**11,121**	**11,724**	**903**	**18,261**	**19,164**
10.1	Leasing Payables	603	12,475	13,078	903	21,639	22,542
10.2	Deferred Leasing Expenses (-)	-	1,354	1,354	-	3,378	3,378
XI.	**Accrued Interest and Expenses Payable**	**174,566**	**201,386**	**375,952**	**182,897**	**268,939**	**451,836**
11.1	Deposits	143,684	36,978	180,662	113,132	50,042	163,174
11.2	Borrowings	1,920	19,796	21,716	1,730	16,926	18,656
11.3	Repurchase Agreements	466	-	466	875	-	875
11.4	Other	28,496	144,612	173,108	67,160	201,971	269,131
XII.	**Provisions**	**437,694**	**2,340**	**440,034**	**370,156**	**3,852**	**374,008**
12.1	General Loan Loss Provision	39,060	-	39,060	33,806	-	33,806
12.2	Reserve for Employment Termination Benefits	10,369	-	10,369	8,824	-	8,824
12.3	Provision for Income Taxes	383,056	-	383,056	325,335	-	325,335
12.4	Insurance Technical Provisions (Net)	-	-	-	-	-	-
12.5	Other Provisions	5,209	2,340	7,549	2,191	3,852	6,043
XIII.	**Subordinated Loans**	**-**	**4,192**	**4,192**	**-**	**4,892**	**4,892**
XIV.	**Shareholders' Equity**	**4,632,779**	**3,039**	**4,635,818**	**3,597,209**	**-**	**3,597,209**
14.1	Paid-in Capital	1,200,000	-	1,200,000	816,000	-	816,000
14.2	Capital Reserves	2,138,344	3,039	2,141,383	2,022,285	-	2,022,285
14.2.1	Share Premium	-	-	-	-	-	-
14.2.2	Share Cancellation Profits	-	-	-	-	-	-
14.2.3	Marketable Securities Valuation Fund	146,475	3,039	149,514	20,472	-	20,472
14.2.4	Revaluation Fund	-	-	-	-	-	-
14.2.5	Evaluation Differences	-	-	-	-	-	-
14.2.6	Other Capital Reserves	-	-	-	-	-	-
14.2.7	Reserves Arising from the restatement of Paid-in Caiptal	1,991,869	-	1,991,869	2,001,813	-	2,001,813
14.3	Profit Reserves	280,392	-	280,392	-	-	-
14.3.1	Legal Reserves	40,473	-	40,473	-	-	-
14.3.2	Status Reserves	-	-	-	-	-	-
14.3.3	Extraordinary Reserves	239,919	-	239,919	-	-	-
14.3.4	Other Profit Reserves	-	-	-	-	-	-
14.4	Income or (Loss)	1,014,043	-	1,014,043	758,924	-	758,924
14.4.1	Prior Years' Income or (Losses)	-	-	-	-	-	-
14.4.2	Income or (Loss) for the Year	1,014,043	-	1,014,043	758,924	-	758,924
	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**11,100,833**	**15,673,745**	**26,774,578**	**9,656,857**	**17,416,913**	**27,073,770**

AKBANK T.A.Ş.
INCOME STATEMENTS FOR THE NINE MONTH PERIODS ENDED 30 SEPTEMBER 2003 AND ADJUSTED FOR THE EFFECTS OF INFLATION IN TURKISH LIRA (TL)

(Amounts are expressed in billions of TL, in terms of purchasing power of TL at 30 September 2003)

	INCOME and EXPENSES	(30/09/2003)	(30/09/2002)
I.	**Interest Income**	**2,824,392**	**3,070,660**
1.1	Interest on Loans	643,063	724,527
1.1.1	Interest on TL Loans	482,066	414,972
1.1.1.1	Short-term Loans	371,293	387,965
1.1.1.2	Medium and Long-term Loans	110,773	27,007
1.1.2	Interest on Foreign Currency Loans	151,434	298,241
1.1.2.1	Short-term Loans	43,054	124,900
1.1.2.2	Medium and Long-term Loans	108,380	173,341
1.1.3	Interest on Loans Under Follow-up	9,563	11,314
1.1.4	Premiums Received from Resource Utilisation Support Fund	-	-
1.2	Interest Received from Reserve Requirements with the Central Bank of Turkey	53,332	38,582
1.3	Interest Received from Banks	13,723	34,035
1.3.1	The Central Bank of Turkey	4	14
1.3.2	Domestic Banks	2,140	6,096
1.3.3	Foreign Banks	11,579	27,925
1.4	Interest Received from Interbank Transactions	283,888	642,262
1.5	Interest Received from Marketable Securities Portfolio	1,827,488	1,630,523
1.5.1	Trading Securities	1,165,117	1,630,523
1.5.2	Available-for-sale Securities	613,806	-
1.5.3	Held-to-maturity Securities	48,565	-
1.6	Other Interest Income	2,898	731
II.	**Interest Expense**	**1,485,596**	**1,506,494**
2.1	Interest on Deposits	1,269,320	1,190,767
2.1.1	Interbank Deposits	20,250	57,401
2.1.2	Savings Deposits	886,465	814,292
2.1.3	Public Sector Deposits	90	104
2.1.4	Commercial Deposits	51,514	8,601
2.1.5	Other Institutions Deposits	96,703	71,584
2.1.6	Forign Currency Deposits	214,298	238,785
2.1.7	Gold Vault	-	-
2.2	Interest on Interbank Transactions	145,787	220,107
2.3	Interest on Funds Borrowed	67,927	93,721
2.3.1	The Central Bank of Turkey	-	-
2.3.2	Domestic Banks	6,063	10,528
2.3.3	Foreign Banks	53,823	72,982
2.3.4	Other Financial Institutions	8,041	10,211
2.4	Interest on Bonds Issued	-	-
2.5	Other Interest Expenses	2,562	1,899
III.	**Net Interest Income (I-II)**	**1,338,796**	**1,564,166**
IV.	**Net Fees and Commissions Income**	**117,470**	**87,302**
4.1	Fees and Commissions Received	280,295	259,840
4.1.1	Cash Loans	50,896	49,637
4.1.2	Non-cash Loans	12,913	13,650
4.1.3	Other	216,486	196,553
4.2	Fees and Commissions Paid	162,825	172,538
4.2.1	Cash Loans	22,890	7,362
4.2.2	Non-cash Loans	143	554
4.2.3	Other	139,792	164,622
V.	**Dividend Income**	**1,768**	-
5.1	Trading Securities	-	-
5.2	Available-for-sale Securities	1,768	-
VI.	**Net Trading Income / (Loss)**	**1,179,870**	**433,982**
6.1	Trading Gains (net)	786,399	780,652
6.2	Foreign Exchange Gains or (Losses) (net)	393,471	(346,670)
VII.	**Gains or (Losses) on Securities Held-for-investment**	-	-
VIII.	**Other Operating Income**	**59,304**	**84,267**
IX.	**Operating Income (III+IV+V+VI+VII+VIII)**	**2,697,208**	**2,169,717**
X.	**Provision for Loan Losses and Other Receivables (-)**	**39,122**	**62,642**
XI.	**Other Operating Expenses (-)**	**852,692**	**687,480**
XII.	**Net Operating Income (IX-X-XI)**	**1,805,394**	**1,419,595**
XIII.	**Income from Investments and Associates**	**7,621**	**69,092**
XIV.	**Income / (Loss) on Net Monetary Position**	**(269,165)**	**(477,322)**
XV.	**Income Before Taxation (XII+XIII+XIV)**	**1,543,850**	**1,011,365**
XVI.	**Provision for Taxation on Income (-)**	**529,807**	**434,039**
XVII.	**Net Income / (Loss) Before Extraordinary Items**	**1,014,043**	**577,326**
XVIII.	**Extraordinary Income / (Loss) Net of Taxation**	-	-
18.1	Extraordinary Income / (Loss) Before Taxation	-	-
18.1.1	Extraordinary Income	-	-
18.1.2	Extraordinary Expenses (-)	-	-
18.2	Provision for Taxation on Extraordinary Income (-)	-	-
XIX.	**NET INCOME / (LOSS) (XVII+XVIII)**	**1,014,043**	**577,326**
	Earnings / (Loss) per share in TL full	**845**	**481**

AKBANK T.A.Ş.

CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH IAS 30 SEPTEMBER 2003

AKBANK T.A.Ş.

CONSOLIDATED BALANCE SHEETS
AS AT 30 SEPTEMBER 2003 and 31 DECEMBER 2002
(TL Billions)
(As adjusted for the effects of inflation in TL units current at 30 September 2003 pursuant to IAS 29)

	30 September 2003	31 December 2002
ASSETS		
Cash and due from banks	1,700,870	4,441,870
Trading securities	8,888,843	5,785,762
Derivative financial instruments	88,243	88,803
Reserve requirements with the Central Bank of Turkey	1,311,544	1,462,780
Originated loans:		
- Loans and advances to customers	6,925,262	7,021,348
- Securities	5,782,484	7,499,365
Investment securities:		
- Available for sale	1,020,989	306,734
- Held-to-maturity	-	-
Investment in associated companies	188,930	206,340
Property and equipment	618,042	598,374
Other assets and pre-payments	84,669	83,178
Total Assets	**26,609,876**	**27,494,554**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Customer deposits	17,870,073	19,647,153
Funds borrowed	3,249,257	3,150,010
Debt securities in issue	285,607	437,934
Income taxes payable	293,452	259,825
Deferred tax liabilities	60,022	56,032
Other liabilities and accrued expenses	365,618	457,275
Reserve for employment termination benefits	21,742	21,298
Total Liabilities	**22,145,771**	**24,029,527**
Minority interest	167	152
Shareholders' equity		
-Share capital	1,200,000	816,000
-Adjustment to share capital	2,097,080	2,107,025
Total paid-in share capital	3,297,080	2,923,025
Share premium	7,766	7,766
Translation reserve	(32,910)	(3,329)
Other reserves	6,997	(18,358)
Retained earnings	1,185,005	555,771
Total shareholders' equity	**4,463,938**	**3,464,875**
Total liabilities and shareholders' equity	**26,609,876**	**27,494,554**

CONSOLIDATED STATEMENTS OF INCOME
FOR THE 9-MONTHS PERIOD ENDED 30 SEPTEMBER 2003 AND 30 SEPTEMBER 2002
(TL Billions)
(As adjusted for the effects of inflation in TL units current at 30 September 2003 pursuant to IAS 29)

	30 September 2003	30 September 2002
Interest income:		
Interest on originated loans:		
- Loans and advances to customers	643,922	592,123
- Securities	967,463	977,659
Interest on investment and trading securities	1,497,907	1,105,575
Interest on deposits with banks	393,079	762,348
Other interest income	2,955	3,008
Total interest income	**3,505,326**	**3,440,713**
Interest expenses:		
Interest on deposits	1,407,402	1,440,625
Interest on funds borrowed and debt securities in issue	67,916	93,637
Interest on Interbank money market deposits	48,703	49,543
Other interest expenses	2,561	1,899
Total interest expenses	**1,526,582**	**1,585,704**
Net interest income	**1,978,744**	**1,855,009**
Foreign exchange gains and (losses), including net gains or losses from dealing in foreign currency, net	116,541	12,294
Net interest income after foreign exchange gains and losses	**2,095,285**	**1,867,303**
Provision for loan losses	11,040	29,524
Net interest income after foreign exchange gains and losses and provision for loan losses	**2,084,245**	**1,837,779**
Fees and commission income	301,906	284,197
Fees and commission expense	164,642	194,328
Net fee and commission income	**137,264**	**89,869**
Net trading gains on securities	231,035	96,188
Dividend income	3,601	5,770
Other operating income	21,434	39,021
Operating income	**2,477,579**	**2,068,627**
Operating expenses	579,098	673,070
Income from associates	15,612	15,189
Loss on net monetary position	**249,773**	**394,195**
Income before income taxes	**1,664,320**	**1,016,551**
Income taxes	556,537	455,695
Minority interest	(15)	12
Net income	**1,107,768**	**560,868**

BRSA - IAS net income reconciliation @30.09.2003
(TL billion)

Net income per BRSA as of 30.09.2003	**1,014,043**
Foreign currency indexed securities valuation difference	55,281
Translation gain on foreign participations*	29,672
others	8,772
Net income per IAS as of 30.09.2003	**1,107,768**

* This item arises from the method of valuation for foreign currency denomi participations in BRSA accounts, which is based on the FX values of foreign participa of their inflation adjusted TL values.

AKBANK T.A.Ş.

30 EYLÜL 2003 TARİHİ İTİBARİYLE HAZIRLANAN
KAMUYA AÇIKLANACAK KONSOLİDE OLMAYAN MALİ TABLOLAR,
BUNLARA İLİŞKİN AÇIKLAMA VE DİPNOTLAR İLE
SINIRLI DENETİM RAPORU

Başaran Nas Serbest Muhasebeci
Mali Müşavirlik A.Ş.
a member of
PricewaterhouseCoopers
BJK Plaza, Süleyman Seba Caddesi
No:48 B Blok Kat 9 Akaretler
Beşiktaş 34357 İstanbul-Turkey
www.pwc.com/tr
Telephone +90 (212) 326 6060
Facsimile +90 (212) 326 6050

AKBANK T.A.Ş.

**1 OCAK - 30 EYLÜL 2003
ARA HESAP DÖNEMİNE AİT
SINIRLI DENETİM RAPORU**

Akbank T.A.Ş. Yönetim Kurulu'na,

1. Akbank T.A.Ş.' nin ("Banka") 30 Eylül 2003 tarihi itibariyle hazırlanan konsolide olmayan bilançosu ile aynı tarihte sona eren döneme ait konsolide olmayan gelir tablosunu sınırlı denetime tabi tutmuş bulunuyoruz. Rapor konusu mali tablolar Banka yönetiminin sorumluluğundadır. Bağımsız denetimi yapan kuruluş olarak üzerimize düşen sorumluluk, gerçekleştirilen sınırlı denetime dayanarak bu mali tablolar üzerine rapor sunmaktır.

2. Sınırlı denetim, 4389 sayılı Bankalar Kanunu uyarınca yürürlüğe konulan hesap ve kayıt düzeni ile muhasebe ve bağımsız denetim ilkelerine ilişkin düzenlemelere uygun olarak gerçekleştirilmiştir. Bu düzenlemeler, sınırlı denetimin mali tablolarda önemli bir yanlışlığın bulunup bulunmadığına dair sınırlı bir güvence verecek şekilde planlanmasını ve yapılmasını öngörür. Sınırlı denetim, temel olarak mali tabloların analitik yöntemler uygulanarak incelenmesi, doğruluğunun sorgulanması ve denetlenenin yönetimi ile görüşmeler yapılarak bilgi toplanması ile sınırlı olduğundan, tam kapsamlı denetime kıyasla daha az güvence sağlar. Tam kapsamlı bir denetim çalışması yürütülmemesi nedeniyle bir denetim görüşü bildirilmemektedir.

3. Gerçekleştirmiş olduğumuz sınırlı denetim sonucunda, ilişikteki konsolide olmayan mali tabloların, Akbank T.A.Ş.'nin 30 Eylül 2003 tarihi itibariyle mali durumunu ve aynı tarihte sona eren döneme ait faaliyet sonuçlarını Bankalar Kanunu'nun 13 üncü maddesi gereğince yürürlükte bulunan düzenlemelerde belirlenen muhasebe ilke ve standartlarına uygun olarak doğru bir biçimde yansıtmadığına dair önemli herhangi bir hususa rastlanmamıştır.

Başaran Nas Serbest Muhasebeci
Mali Müşavirlik Anonim Şirketi
a member of
PricewaterhouseCoopers

Zeynep Uras, SMMM
Sorumlu Ortak, Başdenetçi

İstanbul, 27 Ekim 2003

AKBANK T.A.Ş.

30 EYLÜL 2003 TARİHİ İTİBARİYLE HAZIRLANAN VE SINIRLI DENETİME TABİ TUTULAN KAMUYA AÇIKLANACAK KONSOLİDE OLMAYAN MALİ TABLOLAR, BUNLARA İLİŞKİN AÇIKLAMA VE DİPNOTLAR İLE İLGİLİ BANKA YÖNETİMİNİN TEYİT YAZISI

Bankacılık Düzenleme ve Denetleme Kurumu tarafından düzenlenen "Kamuya Açıklanacak Mali Tablolar ile Bunlara İlişkin Açıklama ve Dipnotlar Hakkında 17 Sayılı Tebliğ"e göre raporlama paketi aşağıda yer alan bölümlerden oluşmaktadır.

- **Birinci Bölüm** - BANKA HAKKINDA GENEL BİLGİLER
- **İkinci Bölüm** - BANKA'NIN KONSOLİDE OLMAYAN MALİ TABLOLARI
- **Üçüncü Bölüm** - MUHASEBE POLİTİKALARINA İLİŞKİN AÇIKLAMALAR
- **Dördüncü Bölüm** - BANKA'NIN MALİ BÜNYESİNE İLİŞKİN BİLGİLER
- **Beşinci Bölüm** - KONSOLİDE OLMAYAN MALİ TABLOLARA İLİŞKİN AÇIKLAMA VE DİPNOTLAR
- **Altıncı Bölüm** - DİĞER AÇIKLAMA VE DİPNOTLAR
- **Yedinci Bölüm** - SINIRLI DENETİM RAPORUNA İLİŞKİN AÇIKLAMALAR

Konsolide olmayan mali tablolar ile bunlara ilişkin açıklama ve dipnotlar Muhasebe Uygulama Yönetmeliği ve ilgili Tebliğler ile Bankamız kayıtlarına uygun olarak, aksi belirtilmediği müddetçe milyar Türk Lirası olarak, Türk Lirası'nın 30 Eylül 2003 tarihindeki cari satın alma gücüne göre yeniden ifade edilerek hazırlanmış olup, sınırlı denetime tabi tutulmuş ve ilişikte sunulmuştur.

27 Ekim 2003

Özen GÖKSEL İç Denetim Sisteminden Sorumlu Yönetim Kurulu Üyesi	Zafer KURTUL Genel Müdür	Balamir YENİ Genel Müdür Yardımcısı	Atıl ÖZUS Müdür

6115-1/2003 (45)

İKİNCİ BÖLÜM

Banka'nın Konsolide Olmayan Mali Tabloları

ÜÇÜNCÜ BÖLÜM

Muhasebe Politikalarına İlişkin Açıklamalar

DÖRDÜNCÜ BÖLÜM

Banka'nın Mali Bünyesine İlişkin Bilgiler

BEŞİNCİ BÖLÜM

Konsolide Olmayan Mali Tablolara İlişkin Açıklama ve Dipnotlar

ALTINCI BÖLÜM

Diğer Açıklama ve Dipnotlar

YEDİNCİ BÖLÜM

Sınırlı Denetim Raporuna İlişkin Açıklamalar

BİRİNCİ BÖLÜM
BANKA HAKKINDA GENEL BİLGİLER

I. BANKA'NIN HİZMET TÜRÜ VE FAALİYET ALANLARINA İLİŞKİN AÇIKLAMA :

Akbank T.A.Ş. ("Banka" veya "Akbank"), Bakanlar Kurulu'nun 3/6710 sayılı kararıyla verilen izin çerçevesinde, her türlü banka işlemleri yapmak ve T.C. Kanunlarının menetmediği her çeşit iktisadi, mali ve ticari konularda teşebbüs ve faaliyette bulunmak üzere kurulmuş ve 30 Ocak 1948 tarihinde faaliyete geçmiş özel sermayeli bir ticaret bankasıdır. 30 Eylül 2003 tarihi itibariyle Banka'nın yurt çapında 614 şubesi, yurtdışında 8 şubesi ve 1 temsilciliği bulunmaktadır. 30 Eylül 2003 tarihi itibariyle Banka'nın personel sayısı 9.830 (31 Aralık 2002: 9.011) kişidir. Banka normal bankacılık faaliyetlerinin yanısıra, şubeleri aracılığıyla, Aksigorta A.Ş. ve Ak Emeklilik A.Ş. (Eski ünvanı "Akhayat Sigorta A.Ş.") adına sigorta acenteliği faaliyetlerini yürütmektedir. Banka'nın hisse senetleri 1990 yılından bu yana İstanbul Menkul Kıymetler Borsası'nda ("İMKB") işlem görmektedir. Ayrıca Banka hisselerinin % 4,03'lük bölümü 1998 yılında American Depository Receipt (ADR) ve adi hisse senedi olarak uluslararası piyasalara arz edilerek satılmıştır. Banka'nın 30 Eylül 2003 tarihi itibariyle ADR'lerle birlikte toplam halka açıklık oranı yaklaşık % 29'dur.

II. BANKA'NIN DAHİL OLDUĞU GRUBA İLİŞKİN AÇIKLAMA :

Banka'nın sermayesinde doğrudan veya dolaylı hakimiyeti sözkonusu olan sermaye grubu Sabancı Grubu'dur.

III. DİĞER BİLGİLER

a. Banka'nın yönetim merkezinin adresi :

Sabancı Center 34330, 4. Levent / İstanbul

b. Banka'nın telefon ve fax numaraları :

Telefon : (0 212) 270 00 44
Fax : (0 212) 269 77 87

c. Banka'nın elektronik site adresi :

www.akbank.com

AKBANK T.A.Ş.

I. 30 EYLÜL 2003 VE 31 ARALIK 2002 TARİHLERİ İTİBARİYLE ENFLASYONA GÖRE DÜZELTİLMİŞ BİLANÇOLAR

(Tutarlar Milyar TL olarak TL'nin 30 Eylül 2003 tarihindeki satın alma gücüyle ifade edilmiştir.)

	AKTİF KALEMLER	Dipnot	CARİ DÖNEM (30/09/2003)			ÖNCEKİ DÖNEM (31/12/2002)		
			TP	YP	Toplam	TP	YP	Toplam
I.	**NAKİT DEĞERLER VE MERKEZ BANKASI**	Beşinci Bölüm (I-a)	**87,822**	**116,539**	**204,361**	**105,692**	**160,321**	**266,013**
1.1	Kasa		87,771	-	87,771	105,021	-	105,021
1.2	Efektif Deposu		-	116,251	116,251	-	159,982	159,982
1.3	T.C. Merkez Bankası		51	288	339	671	339	1,010
II.	**ALIM SATIM AMAÇLI MENKUL DEĞERLER (Net)**	Beşinci Bölüm (I-b)	**2,480,006**	**5,177,818**	**7,657,824**	**2,399,323**	**2,843,481**	**5,242,804**
2.1	Devlet Borçlanma Senetleri		2,479,988	5,162,211	7,642,199	2,399,311	2,823,112	5,222,423
2.1.1	Devlet Tahvili		2,058,133	5,162,211	7,220,344	1,364,190	2,818,474	4,182,664
2.1.2	Hazine Bonosu		421,855	-	421,855	1,035,121	4,638	1,039,759
2.1.3	Diğer		-	-	-	-	-	-
2.2	Hisse Senetleri		18	-	18	12	-	12
2.3	Diğer Menkul Değerler		-	15,607	15,607	-	20,369	20,369
III.	**BANKALAR VE DİĞER MALİ KURULUŞLAR**		**23**	**945,897**	**945,920**	**2,230**	**1,444,672**	**1,446,902**
3.1	Bankalar		23	945,897	945,920	2,230	1,444,672	1,446,902
3.1.1	Yurtiçi Bankalar		23	-	23	2,230	-	2,230
3.1.2	Yurtdışı Bankalar		-	945,897	945,897	-	1,444,672	1,444,672
3.2	Diğer Mali Kuruluşlar		-	-	-	-	-	-
IV.	**PARA PİYASALARI**		**120,000**	**326,680**	**446,680**	**1,622,042**	**473,002**	**2,095,044**
4.1	Bankalararası Para Piyasasından Alacaklar		120,000	326,680	446,680	1,622,042	473,002	2,095,044
4.2	İMKB Takasbank Piyasasından Alacaklar		-	-	-	-	-	-
4.3	Ters Repo İşlemlerinden Alacaklar		-	-	-	-	-	-
V.	**SATILMAYA HAZIR MENKUL DEĞERLER (Net)**	Beşinci Bölüm (I-c)	**3,755,469**	**1,211,953**	**4,967,422**	**3,259,776**	**2,711,517**	**5,971,293**
5.1	Hisse Senetleri		9,028	64	9,092	8,368	73	8,441
5.2	Diğer Menkul Değerler		3,746,441	1,211,889	4,958,330	3,251,408	2,711,444	5,962,852
VI.	**KREDİLER**	Beşinci Bölüm (I-d)	**2,336,211**	**4,473,172**	**6,809,383**	**1,304,516**	**5,651,830**	**6,956,346**
6.1	Kısa Vadeli		1,799,238	887,122	2,686,360	1,132,360	943,751	2,076,111
6.2	Orta ve Uzun Vadeli		536,973	3,586,050	4,123,023	172,156	4,708,079	4,880,235
6.3	Takipteki Krediler		67,664	41,482	109,146	76,429	49,624	126,053
6.4	Özel Karşılıklar (-)		67,664	41,482	109,146	76,429	49,624	126,053
VII.	**FAKTORİNG ALACAKLARI**		-	-	-	-	-	-
VIII.	**VADEYE KADAR ELDE TUTULACAK MENKUL DEĞERLER (Net)**	Beşinci Bölüm (I-e)	**644,765**	-	**644,765**	**747,375**	-	**747,375**
8.1	Devlet Borçlanma Senetleri		644,765	-	644,765	747,375	-	747,375
8.1.1	Devlet Tahvili		644,765	-	644,765	747,375	-	747,375
8.1.2	Hazine Bonosu		-	-	-	-	-	-
8.1.3	Diğer		-	-	-	-	-	-
8.2	Diğer Menkul Değerler		-	-	-	-	-	-
IX.	**İŞTİRAKLER (Net)**	Beşinci Bölüm (I-f)	**93,277**	**87,933**	**181,210**	**92,388**	**110,706**	**203,094**
9.1	Mali İştirakler		69,656	87,933	157,589	68,767	110,706	179,473
9.2	Mali Olmayan İştirakler		23,621	-	23,621	23,621	-	23,621
X.	**BAĞLI ORTAKLIKLAR (Net)**	Beşinci Bölüm (I-g)	**100,253**	**82,009**	**182,262**	**89,058**	**47,865**	**136,923**
10.1	Mali Ortaklıklar		100,253	82,009	182,262	87,834	47,865	135,699
10.2	Mali Olmayan Ortaklıklar		-	-	-	1,224	-	1,224
XI.	**DİĞER YATIRIMLAR (Net)**		-	-	-	-	-	-
XII.	**FİNANSAL KİRALAMA ALACAKLARI (Net)**	Beşinci Bölüm (I-h)	-	-	-	-	-	-
12.1	Finansal Kiralama Alacakları		-	-	-	-	-	-
12.2	Kazanılmamış Gelirler (-)		-	-	-	-	-	-
XIII.	**ZORUNLU KARŞILIKLAR**		**274,099**	**1,019,020**	**1,293,119**	**217,055**	**1,227,914**	**1,444,969**
XIV.	**MUHTELİF ALACAKLAR**		**22,225**	**494**	**22,719**	**51,764**	**527**	**52,291**
XV.	**FAİZ VE GELİR TAHAKKUK VE REESKONTLARI**	Beşinci Bölüm (I-i)	**2,476,524**	**323,683**	**2,800,207**	**1,608,771**	**342,638**	**1,951,409**
15.1	Kredilerin		101,008	49,591	150,599	33,777	63,854	97,631
15.2	Menkul Değerlerin		2,355,914	182,600	2,538,514	1,548,212	153,166	1,701,378
15.3	Diğer		19,602	91,492	111,094	26,782	125,618	152,400
XVI.	**MADDİ DURAN VARLIKLAR (Net)**		**519,478**	**29,254**	**548,732**	**492,937**	**29,355**	**522,292**
16.1	Defter Değeri		1,067,998	32,063	1,100,061	996,033	31,133	1,027,166
16.2	Birikmiş Amortismanlar (-)		548,520	2,809	551,329	503,096	1,778	504,874
XVII.	**MADDİ OLMAYAN DURAN VARLIKLAR (Net)**		**10,086**	-	**10,086**	**13,594**	-	**13,594**
17.1	Şerefiye		-	-	-	-	-	-
17.2	Diğer		26,634	-	26,634	26,633	-	26,633
17.3	Birikmiş Amortismanlar (-)		16,548	-	16,548	13,039	-	13,039
XVIII.	**DİĞER AKTİFLER**	Beşinci Bölüm (I-j)	**51,226**	**8,662**	**59,888**	**18,734**	**4,687**	**23,421**
	AKTİF TOPLAMI		**12,971,464**	**13,803,114**	**26,774,578**	**12,025,255**	**15,048,515**	**27,073,770**

İlişikteki açıklama ve dipnotlar bu mali tabloların tamamlayıcı bir parçasıdır.

Başaran Nas
Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi
a member of
PRICEWATERHOUSECOOPERS
Tarafından Görüldü
İstanbul, Tarih

(Yetkili İmza / Kaşe)

GENEL MÜDÜRLÜĞÜ

AKBANK T.A.Ş.

II. 30 EYLÜL 2003 VE 31 ARALIK 2002 TARİHLERİ İTİBARİYLE ENFLASYONA GÖRE DÜZELTİLMİŞ BİLANÇOLAR

(Tutarlar Milyar TL olarak TL'nin 30 Eylül 2003 tarihindeki satın alma gücüyle ifade edilmiştir.)

	PASİF KALEMLER	Dipnot	CARİ DÖNEM (30/09/2003)			ÖNCEKİ DÖNEM (31/12/2002)		
			TP	YP	Toplam	TP	YP	Toplam
I.	**MEVDUAT**	Beşinci Bölüm (II-a)	5,263,537	11,900,494	17,164,031	4,866,397	13,508,429	18,374,826
1.1	Bankalararası Mevduat		23,336	1,196,883	1,220,219	11,818	507,833	519,651
1.2	Tasarruf Mevduatı		3,855,154	-	3,855,154	3,351,718	-	3,351,718
1.3	Resmi Kuruluşlar Mevduatı		91,312	-	91,312	7,210	-	7,210
1.4	Ticari Kuruluşlar Mevduatı		1,092,526	-	1,092,526	1,272,593	-	1,272,593
1.5	Diğer Kuruluşlar Mevduatı		201,209	-	201,209	223,058	-	223,058
1.6	Döviz Tevdiat Hesabı		-	10,703,611	10,703,611	-	13,000,596	13,000,596
1.7	Kıymetli Madenler Depo Hesapları		-	-	-	-	-	-
II.	**PARA PİYASALARI**	Beşinci Bölüm (II-b)	454,757	-	454,757	519,879	-	519,879
2.1	Bankalararası Para Piyasalarından Alınan Borçlar		-	-	-	-	-	-
2.2	İMKB Takasbank Piyasasından Alınan Borçlar		-	-	-	-	-	-
2.3	Repo İşlemlerinden Sağlanan Fonlar		454,757	-	454,757	519,879	-	519,879
III.	**ALINAN KREDİLER**	Beşinci Bölüm (II-c)	34,446	3,474,510	3,508,956	15,323	3,549,075	3,564,398
3.1	T.C. Merkez Bankası Kredileri				-	-	-	-
3.2	Alınan Diğer Krediler		34,446	3,474,510	3,508,956	15,323	3,549,075	3,564,398
3.2.1	Yurtiçi Banka ve Kuruluşlardan		34,446	8,198	42,644	15,323	3,673	18,996
3.2.2	Yurtdışı Banka, Kuruluş ve Fonlardan		-	3,466,312	3,466,312	-	3,545,402	3,545,402
IV.	**İHRAÇ EDİLEN MENKUL KIYMETLER (Net)**	Beşinci Bölüm (II-d)	-	-	-	-	-	-
4.1	Bonolar		-	-	-	-	-	-
4.2	Varlığa Dayalı Menkul Kıymetler		-	-	-	-	-	-
4.3	Tahviller		-	-	-	-	-	-
V.	**FONLAR**	Beşinci Bölüm (II-e)	-	-	-	-	-	-
VI.	**MUHTELİF BORÇLAR**	Beşinci Bölüm (II-f)	38,348	41,827	80,175	33,152	27,142	60,294
VII.	**DİĞER YABANCI KAYNAKLAR**	Beşinci Bölüm (II-g)	26,708	34,550	61,258	23,072	36,269	59,341
VIII.	**ÖDENECEK VERGİ, RESİM, HARÇ VE PRİMLER**		37,395	286	37,681	47,869	54	47,923
IX.	**FAKTORİNG BORÇLARI**		-	-	-	-	-	-
X.	**FİNANSAL KİRALAMA BORÇLARI (Net)**	Beşinci Bölüm (II-h)	603	11,121	11,724	903	18,261	19,164
10.1	Finansal Kiralama Borçları		603	12,475	13,078	903	21,639	22,542
10.2	Ertelenmiş Finansal Kiralama Giderleri (-)		-	1,354	1,354	-	3,378	3,378
XI.	**FAİZ VE GİDER REESKONTLARI**	Beşinci Bölüm (II-i)	174,566	201,386	375,952	182,897	268,939	451,836
11.1	Mevduatın		143,684	36,978	180,662	113,132	50,042	163,174
11.2	Alınan Kredilerin		1,920	19,796	21,716	1,730	16,926	18,656
11.3	Repo İşlemlerinin		466	-	466	875	-	875
11.4	Diğer		28,496	144,612	173,108	67,160	201,971	269,131
XII.	**KARŞILIKLAR**	Beşinci Bölüm (II-j)	437,694	2,340	440,034	370,156	3,852	374,008
12.1	Genel Karşılıklar		39,060	-	39,060	33,806	-	33,806
12.2	Kıdem Tazminatı Karşılığı		10,369	-	10,369	8,824	-	8,824
12.3	Vergi Karşılığı		383,056	-	383,056	325,335	-	325,335
12.4	Sigorta Teknik Karşılıkları (Net)		-	-	-	-	-	-
12.5	Diğer Karşılıklar		5,209	2,340	7,549	2,191	3,852	6,043
XIII.	**SERMAYE BENZERİ KREDİLER**	Beşinci Bölüm (II-j)	-	4,192	4,192	-	4,892	4,892
XIV.	**ÖZKAYNAKLAR**	Beşinci Bölüm (II-k)	4,632,779	3,039	4,635,818	3,597,209	-	3,597,209
14.1	Ödenmiş Sermaye		1,200,000	-	1,200,000	816,000	-	816,000
14.2	Sermaye Yedekleri		2,138,344	3,039	2,141,383	2,022,285	-	2,022,285
14.2.1	Hisse Senedi İhraç Primleri	Beşinci Bölüm (II-l)	-	-	-	-	-	-
14.2.2	Hisse Senedi İptal Kârları		-	-	-	-	-	-
14.2.3	Menkul Değerler Değer Artış Fonu		146,475	3,039	149,514	20,472	-	20,472
14.2.4	Yeniden Değerleme Fonu		-	-	-	-	-	-
14.2.5	Yeniden Değerleme Değer Artışı		-	-	-	-	-	-
14.2.6	Diğer Sermaye Yedekleri		-	-	-	-	-	-
14.2.7	Ödenmiş Sermayenin Enflasyona Göre Düzeltilmesinden Kaynaklanan Sermaye Yedekleri		1,991,869	-	1,991,869	2,001,813	-	2,001,813
14.3	Kâr Yedekleri		280,392	-	280,392	-	-	-
14.3.1	Yasal Yedekler		40,473	-	40,473	-	-	-
14.3.2	Statü Yedekleri		-	-	-	-	-	-
14.3.3	Olağanüstü Yedekler		239,919	-	239,919	-	-	-
14.3.4	Diğer Kâr Yedekleri		-	-	-	-	-	-
14.4	Kâr veya Zarar		1,014,043	-	1,014,043	758,924	-	758,924
14.4.1	Geçmiş Yıllar Kâr veya Zararları		-	-	-	-	-	-
14.4.2	Dönem Net Kâr veya Zararı		1,014,043	-	1,014,043	758,924	-	758,924
	PASİF TOPLAMI		11,100,833	15,673,745	26,774,578	9,656,857	17,416,913	27,073,770

İlişikteki açıklama ve dipnotlar bu mali tabloların tamamlayıcı bir parçasıdır.

Başaran Nas
Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi
a member of
PRICEWATERHOUSECOOPERS
Tarafından Görüldü

(Yetkili İmza / Kaşe)

AKBANK T.A.Ş.

III. 30 EYLÜL 2003 VE 30 EYLÜL 2002 TARİHLERİNDE SONA EREN DOKUZ AYLIK ARA DÖNEMLERE VE AYNI TARİHLERDE SONA EREN ÜÇER AYLIK DÖNEMLERE İLİŞKİN ENFLASYONA GÖRE DÜZELTİLMİŞ GELİR TABLOLARI

(Tutarlar Milyar TL olarak TL'nin 30 Eylül 2003 tarihindeki satın alma gücüyle ifade edilmiştir.)

	GELİR VE GİDER KALEMLERİ	Dipnot	Cari Dönem (01/01-30/09/2003)	Önceki Dönem (01/01-30/09/2002)	Cari Dönem (01/07-30/09/2003)	Önceki Dönem (01/07-30/09/2002)
I.	**FAİZ GELİRLERİ**	Beşinci Bölüm (III-a)	2,824,392	3,070,660	1,033,587	1,190,289
1.1	Kredilerden Alınan Faizler		643,063	724,527	231,703	245,556
1.1.1	TP Kredilerden Alınan Faizler		482,066	414,972	181,763	138,808
1.1.1.1	Kısa Vadeli Kredilerden		371,293	387,965	137,987	128,954
1.1.1.2	Orta ve Uzun Vadeli Kredilerden		110,773	27,007	43,776	9,854
1.1.2	YP Kredilerden Alınan Faizler		151,434	298,241	46,886	102,898
1.1.2.1	Kısa Vadeli Kredilerden		43,054	124,900	15,770	35,983
1.1.2.2	Orta ve Uzun Vadeli Kredilerden		108,380	173,341	31,116	66,915
1.1.3	Takipteki Alacaklardan Alınan Faizler		9,563	11,314	3,054	3,850
1.1.4	Kaynak Kullanım Destekleme Fonundan Alınan Primler		-	-	-	-
1.2	Zorunlu Karşılıklardan Alınan Faizler		53,332	38,582	18,358	15,599
1.3	Bankalardan Alınan Faizler		13,723	34,035	4,341	13,281
1.3.1	T.C. Merkez Bankası'ndan		4	14	1	2
1.3.2	Yurtiçi Bankalardan		2,140	6,096	1,192	4,310
1.3.3	Yurtdışı Bankalardan		11,579	27,925	3,148	8,969
1.4	Para Piyasası İşlemlerinden Alınan Faizler		283,888	642,262	33,053	239,742
1.5	Menkul Değerlerden Alınan Faizler		1,827,488	1,630,523	744,957	675,893
1.5.1	Alım Satım Amaçlı Menkul Değerlerden	Beşinci Bölüm (III-c)	1,165,117	1,630,523	488,822	675,893
1.5.2	Satılmaya Hazır Menkul Değerlerden	Beşinci Bölüm (III-c)	613,806	-	245,239	-
1.5.3	Vadeye Kadar Elde Tutulacak Menkul Değerlerden	Beşinci Bölüm (III-c)	48,565	-	10,896	-
1.6	Diğer Faiz Gelirleri		2,898	731	1,175	218
II.	**FAİZ GİDERLERİ**	Beşinci Bölüm (III-b)	1,485,596	1,506,494	475,154	507,712
2.1	Mevduata Verilen Faizler		1,269,320	1,190,767	410,455	397,883
2.1.1	Bankalar Mevduatına		20,250	57,401	6,901	9,949
2.1.2	Tasarruf Mevduatına		886,465	814,292	297,806	273,742
2.1.3	Resmi Kuruluşlar Mevduatına		90	104	22	30
2.1.4	Ticari Kuruluşlar Mevduatına		51,514	8,601	5,012	4,101
2.1.5	Diğer Kuruluşlar Mevduatına		96,703	71,584	35,119	22,763
2.1.6	Döviz Tevdiat Hesaplarına		214,298	238,785	65,595	87,298
2.1.7	Kıymetli Maden Depo Hesaplarına		-	-	-	-
2.2	Para Piyasası İşlemlerine Verilen Faizler	Beşinci Bölüm (III-b-4)	145,787	220,107	42,480	75,193
2.3	Kullanılan Kredilere Verilen Faizler		67,927	93,721	21,445	34,149
2.3.1	T.C. Merkez Bankası'na		-	-	-	-
2.3.2	Yurtiçi Bankalara		6,063	10,528	2,658	2,404
2.3.3	Yurtdışı Bankalara		53,823	72,982	16,503	28,342
2.3.4	Diğer Kuruluşlara		8,041	10,211	2,284	3,403
2.4	Çıkarılan Menkul Kıymetlere Verilen Faizler		-	-	-	-
2.5	Diğer Faiz Giderleri		2,562	1,899	774	487
III.	**NET FAİZ GELİRİ (I - II)**		1,338,796	1,564,166	558,433	682,577
IV.	**NET ÜCRET VE KOMİSYON GELİRLERİ**		117,470	87,302	45,293	22,870
4.1	Alınan Ücret ve Komisyonlar		280,295	259,840	103,653	92,639
4.1.1	Nakdi Kredilerden		50,896	49,637	18,278	17,714
4.1.2	Gayri Nakdi Kredilerden		12,913	13,650	4,477	4,766
4.1.3	Diğer		216,486	196,553	80,898	70,159
4.2	Verilen Ücret ve Komisyonlar		162,825	172,538	58,360	69,769
4.2.1	Nakdi Kredilere Verilen		22,890	7,362	13,030	2,659
4.2.2	Gayri Nakdi Kredilere Verilen		143	554	7	415
4.2.3	Diğer		139,792	164,622	45,323	66,695
V.	**TEMETTÜ GELİRLERİ**		1,768	-	593	-
5.1	Alım Satım Amaçlı Menkul Değerlerden		-	-	-	-
5.2	Satılmaya Hazır Menkul Değerlerden		1,768	-	593	-
VI.	**NET TİCARİ KÂR / ZARAR**		1,179,870	433,982	373,125	99,002
6.1	Sermaye Piyasası İşlemleri Kâr/Zararı (Net)	Beşinci Bölüm (III-c)	786,399	780,652	299,706	247,561
6.2	Kambiyo Kâr/Zararı (Net)	Beşinci Bölüm (III-h)	393,471	(346,670)	73,419	(148,559)
VII.	**YATIRIM AMAÇLI MENKUL DEĞERLERDEN KÂR/ZARAR**		-	-	-	-
VIII.	**DİĞER FAALİYET GELİRLERİ**	Beşinci Bölüm (III-d)	59,304	84,267	20,842	29,602
IX.	**FAALİYET GELİRLERİ TOPLAMI (III+IV+V+VI+VII+VIII)**		2,697,208	2,169,717	998,286	834,051
X.	**KREDİ VE DİĞER ALACAKLAR KARŞILIĞI (-)**	Beşinci Bölüm (III-e)	39,122	62,642	20,473	39,864
XI.	**DİĞER FAALİYET GİDERLERİ (-)**	Beşinci Bölüm (III-h)	852,692	687,480	271,004	241,945
XII.	**FAALİYET KÂRI (IX-X-XI)**		1,805,394	1,419,595	706,809	552,242
XIII.	**BAĞLI ORTAKLIKLAR VE İŞTİRAKLERDEN KÂR/ZARAR**	Beşinci Bölüm (III-f)	7,621	69,092	2,581	21,359
XIV.	**NET PARASAL POZİSYON KARI / (ZARARI)**		(269,165)	(477,322)	25,907	(202,624)
XV.	**VERGİ ÖNCESİ KÂR (XII+XIII+XIV)**		1,543,850	1,011,365	735,297	370,977
XVI.	**VERGİ KARŞILIĞI (-)**	Beşinci Bölüm (III-i)	529,807	434,039	206,479	181,162
XVII.	**VERGİ SONRASI OLAĞAN FAALİYET KÂR/ZARARI (XV-XVI)**		1,014,043	577,326	528,818	189,815
XVIII.	**VERGİ SONRASI OLAĞANÜSTÜ KÂR/ZARAR**		-	-	-	-
18.1	Vergi Öncesi Olağanüstü Net Kâr/Zarar		-	-	-	-
18.1.1	Olağanüstü Gelirler		-	-	-	-
18.1.2	Olağanüstü Giderler (-)		-	-	-	-
18.2	Olağanüstü Kâra İlişkin Vergi Karşılığı (-)		-	-	-	-
XIX.	**NET DÖNEM KÂR ve ZARARI (XVII+XVIII)**		1,014,043	577,326	528,818	189,815
	Hisse Başına Kâr / Zarar (Tam TL tutarı ile gösterilmiştir)		845	481	441	158

İlişikteki açıklama ve dipnotlar bu mali tabloların tamamlayıcı bir parçasıdır.

Başaran Nas
Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi
a member of
PRICEWATERHOUSECOOPERS
Tarafından Görüldü 20
İstanbul, Tarih 10/03

(Yetkili İmza / Kaşe)
GENEL MÜDÜRLÜĞÜ

AKBANK T.A.Ş.
IV. 30 EYLÜL 2003 VE 31 ARALIK 2002 TARİHLERİ İTİBARİYLE ENFLASYONA GÖRE DÜZELTİLMİŞ BİLANÇO DIŞI YÜKÜMLÜLÜKLER TABLOLARI

(Tutarlar Milyar TL olarak TL'nin 30 Eylül 2003 tarihindeki satın alma gücüyle ifade edilmiştir.)

			CARİ DÖNEM (30/09/2003)			ÖNCEKİ DÖNEM (31/12/2002)		
		Dipnot	TP	YP	TOPLAM	TP	YP	TOPLAM
A. BİLANÇO DIŞI YÜKÜMLÜLÜKLER (I+II+III)			6,117,506	8,230,124	14,347,630	2,239,537	6,992,651	9,232,188
I.	GARANTİ ve KEFALETLER	Beşinci Bölüm (IV-b), (IV-c)	803,018	1,167,119	1,970,137	757,447	1,217,064	1,974,511
1.1.	Teminat Mektupları		802,131	551,782	1,353,913	757,447	559,339	1,316,786
1.1.1.	Devlet İhale Kanunu Kapsamına Girenler		113,066	93,009	206,075	98,920	68,182	167,102
1.1.2.	Dış Ticaret İşlemleri Dolayısıyla Verilenler		-	215,261	215,261	-	282,849	282,849
1.1.3.	Diğer Teminat Mektupları		689,065	243,512	932,577	658,527	208,308	866,835
1.2.	Banka Kabul Kredileri		-	10,614	10,614	-	2,645	2,645
1.2.1.	İthalat Kabul Kredileri		-	10,614	10,614	-	2,645	2,645
1.2.2.	Diğer Banka Kabulleri		-	-	-	-	-	-
1.3.	Akreditifler		-	604,709	604,709	-	654,305	654,305
1.3.1.	Belgeli Akreditifler		-	604,709	604,709	-	652,343	652,343
1.3.2.	Diğer Akreditifler		-	-	-	-	1,962	1,962
1.4.	Garanti Verilen Prefinansmanlar		-	-	-	-	-	-
1.5.	Cirolar		-	-	-	-	-	-
1.5.1.	T.C. Merkez Bankasına Cirolar		-	-	-	-	-	-
1.5.2.	Diğer Cirolar		-	-	-	-	-	-
1.6.	Menkul Kıy. İh. Satın Alma Garantilerimizden		-	-	-	-	-	-
1.7.	Diğer Garantilerimizden		-	-	-	-	775	775
1.8.	Diğer Kefaletlerimizden		887	14	901	-	-	-
II.	TAAHHÜTLER	Beşinci Bölüm (IV-b)	5,292,918	1,200,937	6,493,855	1,422,498	1,539,934	2,962,432
2.1.	Cayılamaz Taahhütler		5,292,918	1,200,937	6,493,855	1,422,498	1,539,934	2,962,432
2.1.1.	Vadeli, Aktif Değer Alım Taahhütleri		8,400	-	8,400	-	-	-
2.1.2.	Vadeli, Mevduat Al.-Sat. Taahhütleri		-	-	-	-	-	-
2.1.3.	İştir. ve Bağ. Ort. Ser. İşt. Taahhütleri		-	-	-	8,461	-	8,461
2.1.4.	Kul. Gar. Kredi Tahsis Taahhütleri		-	-	-	-	-	-
2.1.5.	Men. Kıy. İhr. Aracılık Taahhütleri		-	-	-	-	-	-
2.1.6.	Zorunlu Karşılık Ödeme Taahhüdü		-	-	-	-	-	-
2.1.7.	Kredi Kartı Harcama Limit Taahhütleri		4,490,153	1,200,937	5,691,090	1,414,037	1,539,934	2,953,971
2.1.8.	Diğer Cayılamaz Taahhütler		794,365	-	794,365	-	-	-
2.2.	Cayılabilir Taahhütler		-	-	-	-	-	-
2.2.1.	Cayılabilir Kredi Tahsis Taahhütleri		-	-	-	-	-	-
2.2.2.	Diğer Cayılabilir Taahhütler		-	-	-	-	-	-
III.	TÜREV FİNANSAL ARAÇLAR		21,570	5,862,068	5,883,638	59,592	4,235,653	4,295,245
3.1.	Vadeli Döviz Alım-Satım İşlemleri		17,375	29,443	46,818	59,123	70,577	129,700
3.1.1.	Vadeli Döviz Alım İşlemleri		4,725	17,133	21,858	19,781	45,074	64,855
3.1.2.	Vadeli Döviz Satım İşlemleri		12,650	12,310	24,960	39,342	25,503	64,845
3.2.	Para ve Faiz Swap İşlemleri		-	5,623,120	5,623,120	-	4,090,480	4,090,480
3.2.1.	Swap Para Alım İşlemleri		-	2,843,675	2,843,675	-	2,080,346	2,080,346
3.2.2.	Swap Para Satım İşlemleri		-	2,779,445	2,779,445	-	2,010,134	2,010,134
3.2.3.	Swap Faiz Alım İşlemleri		-	-	-	-	-	-
3.2.4.	Swap Faiz Satım İşlemleri		-	-	-	-	-	-
3.3.	Para ve Faiz Opsiyonları		-	-	-	-	-	-
3.3.1.	Para Alım Opsiyonları		-	-	-	-	-	-
3.3.2.	Para Satım Opsiyonları		-	-	-	-	-	-
3.3.3.	Faiz Alım Opsiyonları		-	-	-	-	-	-
3.3.4.	Faiz Satım Opsiyonları		-	-	-	-	-	-
3.4.	Futures Para İşlemleri		-	-	-	-	-	-
3.4.1.	Futures Para Alım İşlemleri		-	-	-	-	-	-
3.4.2.	Futures Para Satım İşlemleri		-	-	-	-	-	-
3.5.	Futures Faiz Alım-Satım İşlemleri		-	-	-	-	-	-
3.5.1.	Futures Faiz Alım İşlemleri		-	-	-	-	-	-
3.5.2.	Futures Faiz Satım İşlemleri		-	-	-	-	-	-
3.6.	Diğer		4,195	209,505	213,700	469	74,596	75,065
B. EMANET VE REHİNLİ KIYMETLER (IV+V)			9,819,297	1,953,315	11,772,612	5,616,642	2,813,292	8,429,934
IV.	EMANET KIYMETLER		8,763,345	1,135,314	9,898,659	4,788,657	2,133,191	6,921,848
4.1.	Müşteri Fon ve Portföy Mevcutları		-	-	-	-	-	-
4.2.	Emanete Alınan Menkul Değerler		8,000,694	932,745	8,933,439	4,153,226	1,259,142	5,412,368
4.3.	Tahsile Alınan Çekler		610,385	16,760	627,145	525,650	14,269	539,919
4.4.	Tahsile Alınan Ticari Senetler		152,159	184,813	336,972	109,664	858,637	968,301
4.5.	Tahsile Alınan Diğer Kıymetler		107	239	346	117	311	428
4.6.	İhracına Aracı Olunan Kıymetler		-	-	-	-	-	-
4.7.	Diğer Emanet Kıymetler		-	473	473	-	527	527
4.8.	Emanet Kıymet Alanlar		-	284	284	-	305	305
V.	REHİNLİ KIYMETLER		1,055,952	818,001	1,873,953	827,985	680,101	1,508,086
5.1.	Menkul Kıymetler		58,998	177,739	236,737	11,194	6,671	17,865
5.2.	Teminat Senetleri		57,418	112,062	169,480	39,367	180,622	219,989
5.3.	Emtia		-	-	-	-	-	-
5.4.	Varant		-	-	-	-	-	-
5.5.	Gayrimenkul		615,178	163,892	779,070	546,180	129,205	675,385
5.6.	Diğer Rehinli Kıymetler		324,358	364,308	688,666	231,244	363,603	594,847
5.7.	Rehinli Kıymet Alanlar		-	-	-	-	-	-
	BİLANÇO DIŞI HESAPLAR TOPLAMI (A+B)		15,936,803	10,183,439	26,120,242	7,856,179	9,805,943	17,662,122

İlişikteki açıklama ve dipnotlar bu mali tabloların tamamlayıcı bir parçasıdır.

Başaran Nas
Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi
a member of
PRICEWATERHOUSECOOPERS
Tarafından Görüldü 20
İstanbul, Tarih 10/03

ÜÇÜNCÜ BÖLÜM
MUHASEBE POLİTİKALARINA İLİŞKİN AÇIKLAMALAR

I. SUNUM ESASLARINA İLİŞKİN AÇIKLAMA VE DİPNOTLAR :

a. Mali tabloların ve bunlara ilişkin açıklama ve dipnotların Muhasebe Uygulama Yönetmeliği ve muhasebe standartları hakkında tebliğlere uygun olarak hazırlanması :

Banka, muhasebe kayıtlarını ve kanuni mali tablolarını Türk lirası olarak, Bankalar Kanunu, Türk Ticaret Kanunu ve Türk vergi mevzuatına uygun olarak tutmakta ve tanzim etmektedir. Konsolide olmayan mali tablolar, 4389 sayılı Bankalar Kanunu'nun "Hesap ve Kayıt Düzeni" başlıklı 13. maddesinin hükümlerine dayanılarak, 1 Temmuz 2002 tarihinden geçerli olmak üzere, Bankacılık Düzenleme ve Denetleme Kurumu ("BDDK") tarafından 22 Haziran 2002 tarih ve 24793 (Mükerrer) sayılı Resmi Gazete'de yayımlanarak yürürlüğe konulan "Muhasebe Uygulama Yönetmeliği" ("MUY") ve bu Yönetmelik'e ilişkin olarak yayımlanmış muhasebe standartları tebliğleri kapsamında belirlenen esaslara uygun olarak hazırlanmıştır.

b. Mali tabloların paranın cari satın alma gücü esasına göre düzenlenmesi :

Muhasebe Uygulama Yönetmeliği'ne İlişkin 14 Sayılı Tebliğ olan "Mali Tabloların Yüksek Enflasyon Dönemlerinde Düzenlenmesine İlişkin Muhasebe Standardı" ("MUY 14") 1 Temmuz 2002 tarihi itibariyle yürürlüğe girmiştir.

MUY 14, yüksek enflasyonlu ekonomideki para birimi baz alınarak hazırlanan mali tabloların paranın bilanço tarihindeki cari satın alma gücüne göre yeniden düzenlenmesini gerektirir. Önceki dönemlere ait tutarlar da aynı şekilde düzeltilir. Bir ekonomiyi yüksek enflasyonlu olarak tanımlayabilmek için yukarıda sözü edilen Tebliğ'in belli ölçütleri vardır ve bunlardan bir tanesi de Devlet İstatistik Enstitüsü verilerine göre son üç yıllık enflasyon oranının yüzde yüze yaklaşması ya da bu oranı geçmesidir. Enflasyon düzeltmesi işlemleri, MUY 14'te yer alan esaslara göre ve MUY 14'ün eki olarak yayımlanan Toptan Eşya Fiyat Endeksleri ve Devlet İstatistik Enstitüsü'nün aynı bazda açıkladığı Toptan Eşya Fiyatları Genel Endeksi kullanılarak yapılmıştır. Beşinci Bölüm'de VII no'lu "Enflasyon Muhasebesine İlişkin Açıklama ve Dipnotlar" bölümünde enflasyon muhasebesi uygulaması ile ilgili ayrıntılı bilgiler sunulmuştur.

c. Mali tabloların hazırlanmasında izlenen muhasebe ilkeleri ve uygulanan değerleme esasları:

Mali tabloların hazırlanmasına ilişkin izlenen muhasebe politikaları ve kullanılan değerleme esasları MUY kapsamında belirlenen esaslara göre belirlenmiş ve uygulanmıştır. Söz konusu muhasebe politikaları ve değerleme esasları aşağıda yer alan II ila XXII no'lu dipnotlarda açıklanmaktadır.

II. İŞTİRAKLER, BAĞLI ORTAKLIKLAR VE SATILMAYA HAZIR PORTFÖYDE YER ALAN HİSSE SENETLERİNİN MALİ TABLOLARDA GÖSTERİMİ :

Türk lirası cinsinden iştirakler, bağlı ortaklıklar ve satılmaya hazır portföyde yer alan hisse senetleri, bunlara ilişkin kayıtlı tutarlarından, bu kuruluşların oluşturmalarına izin verilen "yeniden değerleme değer artış fonu" gibi fonların sermayelerine eklenmesi nedeniyle elde edilen tutarlar ve kur farkları dahil finansman giderleri indirildikten sonra kalan bakiyeleri dikkate alınarak enflasyona göre düzeltme işlemine tabi tutulmuştur.

Başaran Nas
Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi
a member of
PRICEWATERHOUSECOOPERS
Tarafından Görüldü
İstanbul, Tarih 10/03

(Yetkili İmza / Kaşe)
GENEL MÜDÜRLÜĞÜ

Yabancı para cinsinden iştirak, bağlı ortaklık ve satılmaya hazır portföyde yer alan hisse senetlerinin düzeltilmiş tutarları, bu yatırımların döviz cinsinden elde etme maliyetlerinin bilanço tarihindeki döviz kurları kullanılarak Türk lirasına çevrilmesi suretiyle hesaplanmıştır.

Enflasyon muhasebesine göre düzeltilmiş tutarların net gerçekleşebilir değerin üzerinde olması durumunda, değer düşüklüğünün kalıcı veya geçici olması, değer düşüklüğünün oranı gibi kriterler de dikkate alınarak, ilgili iştirak, bağlı ortaklık ve satılmaya hazır portföyde yer alan hisse senetlerinin değeri net gerçekleşebilir değere veya varsa rayiç değere indirilmiştir.

III. YABANCI PARA CİNSİ ÜZERİNDEN İŞLEMLER İLE İLGİLİ UYGULANAN İLKELER :

Yabancı para cinsinden parasal aktif ve pasif kalemler bilanço tarihindeki döviz kurları ile değerlenmişlerdir. Parasal olan kalemlerin değerlemesinden kaynaklanan kur farkları gelir tablosunda "Kambiyo kar/zararı" olarak muhasebeleştirilmiştir. Elde etme maliyeti esasına göre muhasebeleştirilen parasal olmayan kalemlerden yabancı para iştirakler ise bunların döviz cinsinden elde etme maliyetlerinin bilanço tarihindeki döviz kurlarıyla TL'ye çevrilerek mali tablolarda yansıtılmıştır.

a. Yabancı para işlemlerin dönüştürülmesinde ve bunların mali tablolara yansıtılmasında kullanılan kur değerleri :

30 Eylül 2003 tarihi itibariyle yabancı para işlemlerin Türk lirasına dönüştürülmesinde ve bunların mali tablolara yansıtılmasında kullanılan ABD Doları kur değeri 1.404.000 TL, Euro kur değeri 1.639.591 TL ve Yen kur değeri 12.623 TL'dir.

b. Döneme ilişkin net kara dahil edilen toplam kur farkları :

Banka'nın ilişikteki mali tablolarda döneme ilişkin net kara dahil edilen toplam kur farkı (kambiyo) karı tutarı, net 393.471 TL'dir.

c. Kur farklarından doğan değerleme fonu hesabının toplam tutarı ve dönem içinde meydana gelen değişiklikler :

Kur farklarından doğan değerleme fonu hesabının bakiyesi bulunmamaktadır.

d. Aktifleştirilmiş kur farkı tutarı :

Aktifleştirilmiş kur farkları bulunmamaktadır.

e. Kur riski yönetim politikasının temel esasları :

Kur riski yönetim politikasının temel esasları ile ilgili bilgiler Dördüncü Bölüm'de V no'lu dipnotta verilmektedir.

f. Yurtdışında kurulu ortaklıklardaki net yatırımların, iştiraklerin, ödünçlerin ve riskten korunma amaçlı diğer araçların Türk parasına dönüştürülmesi sonucunda ortaya çıkan kur farklarının hangi hesaplarda izlendiği :

Banka'nın yurtdışında kurulu ortaklıklardaki yabancı para cinsinden net yatırımlarının döviz cinsinden tutarları bilanço tarihindeki döviz kurları ile değerlenmiştir. Değerleme sonucu oluşan kur farkları gelir tablosunda "Kambiyo kar/zararı" olarak muhasebeleştirilmiştir.

Riskten korunma amaçlı araçlar bulunmamaktadır.

g. Yurtdışında kurulu bir ortaklığın edinilmesinden doğan şerefiye ile, bu ortaklığın aktif ve pasif kalemlerinin rayiç değere uyarlanması sonucu oluşan tutarların Türk parasına dönüştürülmesinde uygulanan yöntem :

Cari dönemde yurtdışında kurulu bir ortaklık edinilmemiştir. Diğer taraftan Banka'nın yurtdışında kurulu herhangi bir ortaklığı ile ilgili şerefiye tutarı bulunmamaktadır. Yurtdışındaki ortaklıkların aktif ve pasif kalemlerinin rayiç değere uyarlanması sonucunda herhangi bir fark tutarı oluşmamıştır.

h. Yurtdışı ortaklığının elden çıkarılması halinde sonuçların hangi hesaplara yansıtıldığı :

Cari ve önceki dönemde elden çıkarılan yurtdışında kurulu bir ortaklık bulunmamaktadır.

i. Borçlanmayı temsil eden menkul değerler ile parasal nitelikli finansal aktiflerin Türk parasına dönüştürülmesinden kaynaklanan farkların gelir tablosuna dahil edilip edilmediği:

Borçlanmayı temsil eden menkul değerler bulunmamaktadır. Parasal nitelikli finansal aktiflerin Türk parasına dönüştürülmesinden kaynaklanan kur farkları gelir tablosunda "Kambiyo kar/zararı" içerisinde muhasebeleştirilmiştir.

IV. VADELİ İŞLEM VE OPSİYON SÖZLEŞMELERİ İLE TÜREV ÜRÜNLERE İLİŞKİN AÇIKLAMALAR :

Banka'nın türev işlemlerini ağırlıklı olarak yabancı para swapları ile vadeli döviz alım-satım sözleşmeleri oluşturmaktadır. Banka'nın ana sözleşmeden ayrıştırılmak suretiyle oluşturulan türev ürünleri bulunmamaktadır.

Banka'nın türev ürünleri "Finansal araçların muhasebeleştirilmesi standardı" ("MUY 1") gereğince "Riskten korunma amaçlı" ve "Alım-satım amaçlı" olarak sınıflandırılmaktadır. Buna göre, bazı türev işlemler ekonomik olarak Banka için risklere karşı etkin bir koruma sağlamakla birlikte, muhasebesel olarak MUY 1 kapsamında bunlar "Alım-satım amaçlı" olarak muhasebeleştirilmektedir.

Türev işlemlerin ilk olarak kayda alınmasında elde etme maliyeti kullanılmakta ve bunlara ilişkin işlem maliyetleri elde etme maliyetine dahil edilmektedir. Ayrıca, türev işlemlerden doğan yükümlülük ve alacaklar sözleşme tutarları üzerinden nazım hesaplara kaydedilmektedir.

Türev işlemler kayda alınmalarını izleyen dönemlerde rayiç değer ile değerlenmekte ve rayiç değerin pozitif veya negatif olmasına göre bilançoda sırasıyla, "Faiz ve gelir tahakkuk ve reeskontları" veya "Faiz ve gider reeskontları" içerisinde gösterilmektedir. Yapılan değerleme

Başaran Nas
Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi
a member of
PRICEWATERHOUSECOOPERS
Tarafından Görüldü 20
İstanbul, Tarih 10/03

(Yetkili İmza / Kaşe)
GENEL MÜDÜRLÜĞÜ

sonucu rayiç değerde meydana gelen farklar alım satım amaçlı türev işlemlerde gelir tablosunda yansıtılmaktadır.

30 Eylül 2003 tarihi itibariyle Banka'nın türev ürünlerinin rayiç değerleri 88.253 (31 Aralık 2002: 87.385) TL'dir.

V. FİNANSAL ARAÇLARIN NETLEŞTİRİLMESİNE İLİŞKİN AÇIKLAMALAR :

Finansal varlıklar ve borçlar, Banka'nın netleştirmeye yönelik yasal bir hakka ve yaptırım gücüne sahip olması ve ilgili finansal aktif ve pasifi net tutarları üzerinden tahsil etme/ödeme niyetinde olması; veya, ilgili finansal varlığı ve borcu eşzamanlı olarak sonuçlandırma hakkına sahip olması durumlarında bilançoda net tutarları üzerinden gösterilir.

VI. FAİZ GELİR VE GİDERİNE İLİŞKİN AÇIKLAMALAR :

Faiz gelir ve giderleri tahakkuk esasına göre muhasebeleştirilmektedir. Banka, donuk alacaklarla ilgili faiz gelirleri ve, varsa, tahsili şüpheli görülen diğer faiz gelirleriyle ilgili reeskont uygulamasını durdurmakta ve o tarihe kadar kaydedilmiş olan reeskont tutarlarını iptal ederek tahsilat gerçekleşene kadar gelir olarak kaydetmemektedir.

VII. ÜCRET VE KOMİSYON GELİR VE GİDERLERİNE İLİŞKİN AÇIKLAMALAR :

Tahsil edildikleri dönemde gelir kaydedilen bazı bankacılık işlemleriyle ilgili ücret gelirleri haricindeki ücret ve komisyon gelirleri ve giderleri esas olarak tahakkuk esasına göre muhasebeleştirilmektedir. Diğer kredi kurum ve kuruluşlarına ödenen kredi ücret ve komisyon giderleri işlem maliyeti olarak dikkate alınmakta ve "Etkin faiz (iç verim) oranı yöntemi"ne göre muhasebeleştirilmektedir. Sözleşmeler yoluyla sağlanan ya da üçüncü bir gerçek veya tüzel kişi için varlık alımı veya satımı gibi işlemlere ilişkin hizmetler yoluyla sağlanan gelirler tahsil edildiği tarihlerde gelir olarak kaydedilmektedir.

VIII. ALIM SATIM AMAÇLI MENKUL DEĞERLERE İLİŞKİN AÇIKLAMALAR :

Alım - satım amaçlı menkul değerler piyasada kısa dönemde oluşan fiyat ve benzeri unsurlardaki dalgalanmalardan kar sağlama amacıyla elde edilen, veya elde edilme nedeninden bağımsız olarak, kısa dönemde kar sağlamaya yönelik bir portföyün parçası olan menkul değerlerdir.

Alım satım amaçlı menkul değerler, bilançoya, ilk olarak işlem maliyetleri de dahil olmak üzere maliyet değerleri ile yansıtılmakta ve kayda alınmalarını müteakiben rayiç değerleri ile değerlemeye tabi tutulmaktadır. Rayiç değere esas teşkil eden fiyat oluşumlarının aktif piyasa koşulları içerisinde gerçekleşmemesi durumunda rayiç değerin güvenilir bir şekilde belirlenmediği kabul edilmekte ve "Etkin faiz (iç verim) oranı yöntemi"ne göre hesaplanan "İskonto edilmiş değer" rayiç değer olarak dikkate alınmaktadır. Yapılan değerleme sonucu oluşan kazanç ve kayıplar kar/zarar hesaplarına dahil edilmektedir. Alım satım amaçlı menkul değerlerin elde tutulması esnasında kazanılan faizler öncelikle faiz gelirleri içerisinde ve elde edilen kar payları temettü gelirleri içerisinde gösterilmektedir; bu şekilde kayıtlara yansıtılan "Faiz gelirleri" ilgili kıymetlerin vadelerinden önce satılmaları sırasında Tek Düzen Hesap Planı gereğince "Sermaye Piyasası İşlemleri Karı" hesabına aktarılmaktadır.

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Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi
a member of
PRICEWATERHOUSECOOPERS
Tarafından Görüldü
İstanbul, Tarih

(Yetkili İmza / Kaşe)

IX. SATIŞ VE GERİ ALIŞ ANLAŞMALARI VE MENKUL DEĞERLERİN ÖDÜNÇ VERİLMESİ İŞLEMLERİNE İLİŞKİN AÇIKLAMALAR :

Tekrar geri alımlarını öngören anlaşmalar çerçevesinde satılmış olan menkul kıymetler ("Repo") Banka portföyünde tutuluş amaçlarına göre "Alım – satım amaçlı", "Satılmaya hazır" veya "Vadeye kadar elde tutulacak" portföylerde sınıflandırılmakta ve ait olduğu portföyün esaslarına göre değerlemeye tabi tutulmaktadır. Repo sözleşmesi karşılığı elde edilen fonlar pasifte "Repo işlemlerinden sağlanan fonlar" hesabında muhasebeleştirilmekte ve ilgili repo anlaşmaları ile belirlenen satım ve geri alım fiyatları arasındaki farkın döneme isabet eden kısmı için "Etkin faiz (iç verim) oranı yöntemi"ne göre gider reeskontu hesaplanmaktadır.

Geri satım taahhüdü ile alınmış menkul kıymetler ("Ters repo") işlemleri bilançoda "Ters repo işlemlerinden alacaklar" kalemi altında muhasebeleştirilmektedir. Ters repo anlaşmaları ile belirlenen alım ve geri satım fiyatları arasındaki farkın döneme isabet eden kısmı için "Etkin faiz (iç verim) oranı yöntemi"ne göre faiz gelir reeskontu hesaplanmaktadır.

Banka'nın herhangi bir şekilde ödünce konu edilmiş menkul değeri bulunmamaktadır.

X. VADEYE KADAR ELDE TUTULACAK MENKUL DEĞERLER VE SATILMAYA HAZIR MENKUL DEĞERLERE İLİŞKİN AÇIKLAMALAR :

Banka finansal varlıklarını "Alım – satım amaçlı", "Satılmaya hazır", "Banka kaynaklı krediler ve alacaklar" veya "Vadeye kadar elde tutulacaklar" olarak sınıflandırmakta ve muhasebeleştirmektedir. Söz konusu finansal varlıkların alım ve satım işlemleri "Teslim tarihi"ne göre kayıtlara alınmakta ve kayıtlardan çıkarılmaktadır. Finansal varlıkların sınıflandırılması şekli ilgili varlıkların Banka yönetimi tarafından satınalma amaçları dikkate alınarak, elde edildikleri tarihlerde kararlaştırılmaktadır.

Finansal varlıkların gelecekte beklenen nakit akışlarının "Etkin faiz (iç verim) oranı yöntemi" ile iskonto edilmek suretiyle hesaplanan tahmini tahsil edilebilir tutarının defter değerinden düşük olması durumunda söz konusu finansal varlığın zaafiyete uğradığı kabul edilir. Finansal varlıkların zaafiyete uğraması sonucu oluşan değer düşüklüğü için karşılık ayrılır ve ayrılan karşılık gider hesapları ile ilişkilendirilir.

a. Vadeye kadar elde tutulacak menkul değerler :

Vadeye kadar elde tutulacak menkul değerler, vadesine kadar saklama niyetiyle elde tutulan ve fonlama kabiliyeti dahil olmak üzere vade sonuna kadar elde tutulabilmesi için gerekli koşulların sağlanmış olduğu, sabit veya belirlenebilir ödemeleri ile sabit vadesi bulunan ve; banka kaynaklı krediler ve alacaklar dışında kalan menkul değerlerdir. Vadeye kadar elde tutulacak menkul değerler ilk olarak elde etme maliyeti üzerinden kayda alınmakta ve kayda alınmayı müteakiben "Etkin faiz (iç verim) oranı yöntemi" kullanılarak "İskonto edilmiş bedeli" ile değerlenmektedir. Vadeye kadar elde tutulacak menkul değerlerle ilgili faiz gelirleri gelir tablosunda yansıtılmaktadır.

Banka'nın önceden vadeye kadar elde tutulacak menkul değerler arasında sınıflandırdığı ancak, sınıflandırma esaslarına uyulmadığından iki yıl boyunca bu sınıflandırmaya tabi tutulamayacak finansal varlıkları bulunmamaktadır. Vadeye kadar elde tutulacak menkul değerlerle ilgili herhangi bir değer azalışı yoktur ve bu nedenle de ayrılan herhangi bir karşılık bulunmamaktadır.

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Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi
a member of
PRICEWATERHOUSECOOPERS
Tarafından Görüldü 26
İstanbul, Tarih 10/03

(Yetkili İmza / Kaşe)

b. Satılmaya hazır menkul değerler :

Satılmaya hazır menkul değerler "Banka kaynaklı krediler ve alacaklar" ile "Vadeye kadar elde tutulacaklar" ve "Alım-satım amaçlılar" dışında kalan menkul değerlerden oluşmaktadır.

Satılmaya hazır menkul değerler kayda alınmalarını izleyen dönemlerde rayiç değerle değerlenmektedir. Rayiç değere esas teşkil eden fiyat oluşumlarının aktif piyasa koşulları içerisinde gerçekleşmemesi durumunda rayiç değerin güvenilir bir şekilde belirlenmediği kabul edilmekte ve "Etkin faiz (iç verim) oranı yöntemi"ne göre hesaplanan iskonto edilmiş değer rayiç değer olarak dikkate alınmaktadır. Satılmaya hazır menkul değerlerin rayiç değerlerindeki değişikliklerden kaynaklanan "Gerçekleşmemiş kâr ve zararlar" ilgili finansal varlığa karşılık gelen değerin tahsili, varlığın satılması, elden çıkarılması veya zaafiyete uğraması durumlarından birinin gerçekleşmesine kadar dönemin gelir tablosuna yansıtılmamakta ve; özkaynaklar içindeki "Menkul değerler değer artış fonu" hesabında izlenmektedir. Söz konusu menkul değerlerin tahsil edildiğinde veya elden çıkarıldığında özkaynak içinde yansıtılan birikmiş rayiç değer farkları gelir tablosuna yansıtılmaktadır.

Satılmaya hazır menkul değerlerin elde tutulması esnasında kazanılan faizler öncelikle faiz gelirleri içerisinde gösterilmektedir. Bu şekilde kayıtlara yansıtılan "Faiz gelirleri" ilgili kıymetlerin vadelerinden önce satılmaları sırasında Tek Düzen Hesap Planı gereğince "Sermaye Piyasası İşlemleri Karı" hesabına aktarılmaktadır.

XI. BANKA KAYNAKLI KREDİLER VE ALACAKLAR İLE AYRILAN ÖZEL VE GENEL KARŞILIKLARA İLİŞKİN AÇIKLAMALAR :

Banka kaynaklı krediler ve alacaklar, borçluya para, mal veya hizmet sağlama yoluyla yaratılan finansal varlıklardır. Söz konusu banka kaynaklı krediler ve alacaklar ilk olarak elde etme maliyeti üzerinden kayda alınmakta ve kayda alınmayı müteakiben "Etkin faiz (iç verim) oranı yöntemi" kullanılarak iskonto edilmiş bedelleri ile değerlenmektedir. Bunların teminatı olarak alınan varlıklarla ilgili olarak ödenen harçlar ve benzeri diğer masraflar işlem maliyetinin bir parçası olarak kabul edilmemekte ve gider hesaplarına yansıtılmaktadır.

Banka, yönetimin değerlendirmeleri ve tahminleri doğrultusunda herhangi bir kredinin veya alacağın tahsil imkanının sınırlı veya şüpheli hale gelmesi durumunda ve/veya zarar niteliğindeki krediler ve diğer alacaklar için 30 Haziran 2001 tarih ve 24448 sayılı Resmi Gazete'de yayımlanan "Bankalarca Karşılık Ayrılacak Kredilerin ve Diğer Alacakların Niteliklerinin Belirlenmesi ve Ayrılacak Karşılıklara İlişkin Esas ve Usuller Hakkında Yönetmelik"i de dikkate alarak özel ve genel karşılık ayırmaktadır. Ayrılan karşılıklar o yılın gelirinden düşülmektedir. Daha önce karşılık ayrılan alacaklar tahsil edildiğinde ayrılan özel karşılık hesabından düşülerek "Diğer faaliyet gelirleri" hesabında yansıtılmaktadır. Tahsili mümkün olmayan alacaklar bütün yasal işlemler tamamlandıktan sonra kayıtlardan silinmektedir.

XII. ŞEREFİYE VE DİĞER MADDİ OLMAYAN DURAN VARLIKLARA İLİŞKİN AÇIKLAMALAR :

30 Eylül 2003 ve 31 Aralık 2002 tarihleri itibariyle mali tablolara yansıtılması gereken şerefiye kalemi yoktur.

Maddi olmayan duran varlıkların ilk kayıtları elde etme tutarları ve varlığın kullanılabilir hale getirilebilmesi için gerekli diğer doğrudan giderlerin ilavesi suretiyle bulunmuş maliyet bedeli üzerinden yapılmıştır. Maddi olmayan duran varlıklar, kayda alınmalarını izleyen dönemde

Başaran Nas
Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi
a member of
PRICEWATERHOUSECOOPERS
Tarafından Görüldü

(Yetkili İmza / Kaşe)

maliyet bedelinden birikmiş amortismanların ve varsa birikmiş değer azalışlarının düşülmesinden sonra kalan tutarları üzerinden değerlenmiştir.

Maddi olmayan duran varlıklar tahmini faydalı ömürleri olan beş yıl boyunca doğrusal amortisman yöntemi kullanılarak itfa edilmektedir. Varlığın faydalı ömrünün tespiti, varlığın beklenen kullanım süresi, teknik, teknolojik veya diğer türdeki eskime ve varlıktan beklenen ekonomik faydayı elde etmek için gerekli olan bakım masrafları gibi hususların değerlendirilmesi suretiyle yapılmıştır.

Banka, muhasebe tahminlerinde, amortisman süresi, amortisman yöntemi veya kalıntı değer bakımından cari dönemde veya sonraki dönemlerde önemli etkileri olması beklenen değişiklikler beklememektedir.

Devam eden bilgisayar yazılımları ile ilgili maliyetler ve bilgisayar yazılımlarını geliştirici harcamalar ilgili bilgisayar yazılımlarının orjinal içeriğini ve yararlı ömürlerini artırmaya yönelik ise söz konusu yazılımın maliyetine eklenerek aktifleştirilir. Bu şekilde aktifleştirilen harcamalar ilgili varlığın kalan yararlı ömrü boyunca "Doğrusal itfa yöntemi" ile itfa edilirler.

XIII. MADDİ DURAN VARLIKLARA İLİŞKİN AÇIKLAMALAR :

Maddi duran varlıkların ilk kayıtları elde etme tutarları ve varlığın kullanılabilir hale getirilebilmesi için gerekli diğer doğrudan giderlerin ilavesi suretiyle bulunmuş maliyet bedeli üzerinden yapılmıştır. Maddi duran varlıklar, kayda alınmalarını izleyen dönemde maliyet bedelinden birikmiş amortismanların ve varsa birikmiş değer azalışlarının düşülmesinden sonra kalan tutarları üzerinden değerlenmiştir.

Amortisman, maddi duran varlıkların maliyetleri üzerinden tahmin edilen faydalı ömürler esas alınarak doğrusal yöntem kullanılarak ayrılmaktadır. Tahmin edilen ekonomik ömürler aşağıdaki gibidir:

Binalar	50 yıl
Büro makina, mobilya mefruşat ve taşıtlar	5 yıl

Bilanço tarihi itibariyle aktifte bir hesap döneminden daha az bir süre bulunan varlıklara ilişkin olarak, bir tam yıl için öngörülen amortisman tutarının, varlığın aktifte kalış süresiyle orantılanması suretiyle bulunan tutar kadar amortisman ayrılmıştır.

Enflasyona göre düzeltilmiş maliyet bedelinin ilgili maddi duran varlığın "Net gerçekleşebilir değeri"nin üzerinde olması durumunda söz konusu varlığın değeri "Net gerçekleşebilir değeri"ne indirilir ve ayrılan değer düşüklüğü karşılığı gider hesapları ile ilişkilendirilir.

Maddi duran varlıklar, mali tablolarda rayiç değerleri ile yansıtmaya yönelik olarak, yeniden değerlemeye tabi tutulmamaktadır.

Maddi duran varlıkların elden çıkarılmasından doğan kazanç ve kayıplar satış hasılatından ilgili maddi duran varlığın net defter değerinin düşülmesi suretiyle tespit edilmektedir.

Maddi bir duran varlığa yapılan normal bakım ve onarım harcamaları, gider olarak muhasebeleştirilmektedir. Maddi duran varlığın kapasitesini genişleterek kendisinden gelecekte elde edilecek faydayı artıran nitelikteki yatırım harcamaları, maddi duran varlığın maliyetine eklenmektedir. Yatırım harcamaları, varlığın faydalı ömrünü uzatan, varlığın hizmet kapasitesini

(Yetkili İmza / Kaşe)

artıran, üretilen mal veya hizmetin kalitesini artıran veya maliyetini azaltan giderler gibi maliyet unsurlarından oluşmaktadır.

Maddi duran varlıkların üzerinde rehin, ipotek ve diğer tedbirler veya bunların alımı için verilen taahhütler ya da bunlar üzerindeki tasarruf haklarının kullanılmasını sınırlayan başkaca bir husus mevcut değildir.

Banka, maddi duran varlıklara ilişkin olarak muhasebe tahminlerinde veya sonraki dönemlerde önemli bir etkisi olması beklenen değişiklikler beklememektedir.

XIV. KİRALAMA İŞLEMLERİNE İLİŞKİN AÇIKLAMALAR :

Banka, finansal kiralama yoluyla elde ettiği sabit kıymetlerini "Rayiç değeri ile kira ödemelerinin bugünkü değerinden düşük olanı"nı esas almak suretiyle kaydetmektedir. Finansal kiralama yoluyla edinilen sabit kıymetler maddi duran varlıklar içinde sınıflandırılmakta ve bu sabit kıymetler faydalı ömürleri esas alınmak suretiyle amortismana tabi tutulmaktadır. Finansal kiralama yoluyla edinilen sabit kıymetlerin değerinde bir azalma tespit edildiğinde "Değer düşüklüğü karşılığı" ayrılmaktadır. Finansal kiralama sözleşmelerinden kaynaklanan borçlar pasifte "Finansal kiralama borçları" hesabında gösterilmektedir. Finansal kiralama ile ilgili faiz ve kur farkı giderleri gelir tablosuna yansıtılmaktadır.

Banka "Kiralayan" olma sıfatıyla finansal kiralama işlemleri gerçekleştirmemektedir.

Faaliyet kiralaması ile ilgili işlemler ilgili sözleşme hükümleri doğrultusunda ve tahakkuk esasına göre muhasebeleştirilmektedir.

XV. KARŞILIKLAR VE ŞARTA BAĞLI YÜKÜMLÜLÜKLERE İLİŞKİN AÇIKLAMALAR :

Krediler ve diğer alacaklar için ayrılan özel ve genel karşılıklar dışında kalan karşılıklar ve şarta bağlı yükümlülükler "Muhasebe Uygulama Yönetmeliği'ne İlişkin 8 Sayılı Tebliğ - Karşılıklar, Şarta Bağlı Yükümlülükler ve Varlıkların Muhasebeleştirilmesi Standardı"na uygun olarak muhasebeleştirilmektedir.

Karşılıklar bilanço tarihi itibariyle mevcut bulunan ve geçmişten kaynaklanan yasal veya yapısal bir yükümlülüğün bulunması, yükümlülüğü yerine getirmek için ekonomik fayda sağlayan kaynakların çıkışının gerçekleşme olasılığının olması ve yükümlülük tutarı konusunda güvenilir bir tahminin yapılabildiği durumlarda muhasebeleştirilmektedir. Geçmiş dönemlerdeki olayların bir sonucu olarak ortaya çıkan yükümlülükler için "Dönemsellik ilkesi" uyarınca bu yükümlülüklerin ortaya çıktığı dönemde karşılık ayrılmaktadır. Yükümlülük, tutarının tahmin edilemediği durumlarda "Şarta bağlı" olarak kabul edilmektedir. Şarta bağlı yükümlülükler için şartın gerçekleşme olasılığı yüksek ise ve güvenilir olarak ölçülebiliyorsa karşılık ayrılmaktadır.

XVI. ÇALIŞANLARIN HAKLARINA İLİŞKİN YÜKÜMLÜLÜKLERE İLİŞKİN AÇIKLAMALAR :

Çalışan haklarına ilişkin yükümlülükler "Muhasebe Uygulama Yönetmeliği'ne İlişkin 10 Sayılı Tebliğ — Banka Çalışanlarının Haklarının Muhasebeleştirilmesi Standardı ("MUY 10")" hükümlerine göre muhasebeleştirilmektedir.

Kıdem ve ihbar tazminatlarından doğan yükümlülükler için, MUY 10'na uygun olarak, bilançonun hazırlandığı dönemden önceki son beş yıl için yapılan ödemelerin toplam yükümlülük tutarlarına oranları olarak hesaplanan fiili ödeme oranlarının ortalaması dikkate alınmak suretiyle

cari yıla ilişkin toplam yükümlülük üzerinden karşılık ayrılmaktadır. Kıdem ve ihbar tazminatlarından doğan yükümlülükler için ayrılan karşılık tutarına esas fiili ödeme oranlarının son beş yıllık basit aritmetik ortalaması % 10,45'tir (31 Aralık 2002: % 9,64).

Banka'nın 30 Eylül 2003 tarihi itibariyle bilanço tarihinden itibaren 12 aydan daha uzun sürede sözleşme süresi dolacak belirli süreli sözleşme ile istihdam edilen çalışanları bulunmamaktadır.

Banka çalışanları 506 sayılı Sosyal Sigortalar Kanunu'nun geçici 20. maddesine göre kurulmuş olan "Akbank T.A.Ş. Tekaüt Sandığı Vakfı ("Tekaüt Sandığı")"nın üyesidir. Tekaüt Sandığı'nın 31 Aralık 2002 tarihi itibariyle hazırlanan teknik mali tabloları Sigorta Murakebe Kanunu'nun 38. maddesi ve bu maddeye istinaden çıkarılan "Aktüerler Yönetmeliği" hükümlerine göre aktüerler siciline kayıtlı bir aktüer tarafından denetlenmiştir. 28 Ocak 2003 tarihli denetim raporu sonucuna göre Tekaüt Sandığı'nın teknik mali tablolarında "Fiili veya teknik açık" tespit edilmemiştir.

XVII. VERGİ UYGULAMALARINA İLİŞKİN AÇIKLAMALAR :

24 Nisan 2003 tarihli Resmi Gazete'de yayınlanan 4842 sayılı yeni vergi kanunu çerçevesinde 2003 yılı gelirlerinden başlamak üzere kurumlar vergisi oranı % 30 olarak uygulanacaktır. Kurumlar vergisi, kurumlar vergisi beyannamesini verme süresi içinde tek taksitte ödenecektir.

Banka, 2003 yılı karını dağıtmadığı sürece yukarıda belirtilen % 30 kurumlar vergisi dışında ayrıca stopaj hesaplamayacaktır. Karın dağıtılması halinde stopaj aşağıda belirtilen hususlar çerçevesinde hesaplanacaktır:

- Karın sermayeye ilave edilmesi hali kar dağıtımı sayılmayacak ve stopaj uygulanmayacaktır.
- Banka'nın tam mükellef kurumlara yapacağı kar dağıtımı stopaja tabi değildir.
- Banka'nın tam mükellef gerçek kişilere, kurumlar vergisi ve gelir vergisi mükellefiyeti olmayanlara, kurumlar vergisi ve gelir vergisinden muaf olanlara, dar mükellef kurumlara, dar mükellef gerçek kişilere ve gelir vergisinden muaf dar mükelleflere yapılacak kar dağıtımı stopaja tabi olacaktır.

Banka'nın 2003 yılından önceki dönemlere ait karlarının tam mükellef kurum dışındaki ortaklara dağıtılması halinde aşağıdaki açıklamalara göre işlem yapması gerekecektir:

- Banka tarafından 31 Aralık 1998 ya da daha önceki tarihlerde sona eren hesap döneminde elde edilen kazançlar ile 31 Aralık 1999 - 31 Aralık 2002 arasındaki dönemde sona eren hesap dönemlerinde elde edilen, kurumlar vergisinden istisna edilmiş kazançların dağıtılması halinde stopaj yükümlülüğü bulunmamaktadır.
- 31 Aralık 1999 - 31 Aralık 2002 arasında sona eren hesap dönemlerinde elde edilen, kurumlar vergisinden istisna edilmemiş kazançların dağıtılması halinde stopaj uygulanacaktır.

Yukarıda belirtilen kanunla Banka üçer aylık mali tabloları üzerinden % 30 oranında geçici vergi hesaplayacak ve o dönemi izleyen ikinci ayın 15inci günü akşamına kadar o yılın kurumlar vergisinden mahsup edilmek üzere ödeyecektir.

Kurumlar Vergisi Kanunu'na göre beyanname üzerinde gösterilen mali zararlar 5 yılı aşmamak kaydıyla dönem kurumlar vergisi matrahından indirilebilirler.

(Yetkili İmza / Kaşe)
GENEL MÜDÜRLÜĞÜ

Banka, uygulanan muhasebe politikaları ve değerleme esasları ile vergi mevzuatı arasındaki "Zamanlama farkları"ndan doğan farklar için ertelenmiş vergi hesaplamakta ve muhasebeleştirmektedir.

XVIII. BORÇLANMALARA İLİŞKİN İLAVE AÇIKLAMALAR :

Alım satım amaçlı finansal yükümlülükler ve türev finansal araçlara ilişkin yükümlülükler rayiç değer üzerinden; diğer tüm finansal yükümlülükler ise kayda alınmalarını izleyen dönemlerde "Etkin faiz (iç verim) oranı yöntemi" ile "İskonto edilmiş bedel"leri üzerinden değerlenmektedir.

Borçlanmayı temsil eden yükümlülükler için likidite riski, faiz oranı riski ve yabancı para kur riskine karşı çeşitli riskten korunma teknikleri uygulanmaktadır.

Hisse senedine dönüştürülebilir tahvil ihraç edilmemiştir.

XIX. ÖDENMİŞ SERMAYE VE HİSSE SENETLERİ STOĞUNA İLİŞKİN AÇIKLAMALAR :

Hisse senedi ihracı ile ilgili işlem maliyetleri gider olarak muhasebeleştirilmektedir.

1 Ocak – 31 Aralık 2002 dönemine ilişkin Banka Genel Kurulu tarafından alınan kar dağıtım kararı Beşinci Bölüm'de II-n no'lu dipnotta belirtilmiştir.

XX. AVAL VE KABULLERE İLİŞKİN AÇIKLAMALAR :

Aval ve kabüller Banka'nın olası borç taahhütleri olarak "Bilanço dışı yükümlülükler" arasında gösterilmektedir. Aktif karşılığı bir yükümlülük olarak gösterilen aval ve kabüller bulunmamaktadır.

XXI. DEVLET TEŞVİKLERİNE İLİŞKİN AÇIKLAMALAR :

Banka'nın 30 Eylül 2003 ve 31 Aralık 2002 tarihleri itibariyle almış olduğu devlet teşvikleri bulunmamaktadır.

XXII. SINIFLANDIRMALAR :

Cari dönem mali tablolarının sunumu ile uygunluk sağlaması için önceki dönem mali tabloları üzerinde bazı sınıflandırma işlemleri yapılmıştır.

(Yetkili İmza / Kaşe)

DÖRDÜNCÜ BÖLÜM
BANKA'NIN MALİ BÜNYESİNE İLİŞKİN BİLGİLER

I. FİNANSAL ARAÇLARIN KULLANIM STRATEJİSİ VE YABANCI PARA CİNSİNDEN İŞLEMLERE İLİŞKİN AÇIKLAMALAR :

Banka'nın temel faaliyet alanı bireysel bankacılık, kurumsal bankacılık, özel bankacılık, döviz, para piyasaları ve menkul kıymet işlemleri (Hazine işlemleri) ile uluslararası bankacılık hizmetlerini kapsayan bankacılık faaliyetlerini kapsamaktadır. Banka, faaliyetlerinin doğası gereği finansal araçları yoğun olarak kullanmaktadır. Banka ana fonlama kaynağı olarak çeşitli vade dilimlerinde mevduat kabul etmekte ve bu yolla topladığı kaynakları yüksek getirisi olan ve kaliteli finansal aktiflerde değerlendirmektedir. Mevduat dışında Banka'nın en önemli fon kaynakları özkaynaklar ve yurtdışı finansal kurumlardan sağlanan, genelde orta ve uzun vadeli kredilerdir. Banka, kullandığı kaynakların ve çeşitli finansal aktiflere yapılan plasmanların risk ve getiri açısından dengesini kurarak, riskleri azaltan ve kazançları yüksek tutan etkin bir aktif-pasif yönetimi stratejisi takip etmektedir. Bunun gereği olarak uzun vadeli plasmanların daha yüksek faiz oranı taşıması hususuna özellikle dikkat edilmektedir. Banka'nın vadesi gelen tüm yükümlülüklerini karşılayacak likiditesi mevcuttur. Likidite yönetiminde aktif ve pasiflerin vade yapılarının dikkate alınması esastır. Aktif-pasif yönetiminin temel hedefi Banka'nın likidite riski, faiz oranı riski, döviz kuru riski ve kredi riskini belli sınırlar dahilinde tutmak; aynı zamanda karlılığı artırmak ve Banka'nın özkaynaklarını güçlendirmektir. Banka'nın aktif-pasif yönetimi "Aktif-Pasif Komitesi ("APKO")" tarafından Banka Üst Düzey Risk Komitesi'nce belirtilen risk limitleri dahilinde yürütülmektedir.

Krediler ve menkul kıymetlere yapılan plasmanlar vade yapıları ve piyasa koşulları çerçevesinde Banka'nın faaliyet alanları için hesaplanan ortalama getirinin üzerinde getiri elde edilen alanlardır. Bankalara yapılan plasmanlar likidite yönetimi açısından daha kısa vadeli ve genelde daha düşük getirilidirler.

Banka, para ve sermaye piyasalarındaki kısa vadeli kur, faiz ve fiyat hareketleri karşısında, belirlenen sınırlamalar dahilinde ve piyasa koşullarına göre çeşitli pozisyonlar alabilmektedir. Banka Üst Düzey Risk Komitesi söz konusu pozisyonları sürekli olarak izlemekte ve günün koşullarına uygun olarak uyguladığı limitleri güncellemektedir.

Banka satılmaya hazır ve diğer portföylerdeki yabancı para cinsinden sermaye araçları ve diğer yabancı para cinsi işlemler dolayısıyla maruz kaldığı kur risklerini yabancı para aktif ve pasiflerin genel dengesini kuran riskten korunma yapılandırmalarıyla ve çeşitli türev araçlar vasıtasıyla karşılamaktadır ve kontrol etmektedir. Banka'nın yabancı iştiraklerindeki ve bağlı ortaklıklarındaki net yatırımlarının kur riskinden korunma yolları da aynı doğrultuda gerçekleştirilmektedir.

Faiz oranından kaynaklanan risklere karşı uygulanan riskten korunma yöntemleri esas olarak sabit ve değişken faizli aktif ve pasifleri vade yapılarını da dikkate alan bir dengede tutmak şeklindedir.

Banka'nın risk yönetimi ile ilgili detaylı açıklamalar bu bölümdeki III, IV, V, VI ve VII no'lu dipnotlarda verilmektedir.

II. SERMAYE YETERLİLİĞİ STANDART ORANINA İLİŞKİN AÇIKLAMALAR :

a. Banka'nın sermaye yeterliliği standart oranı % 50,85'tir (31 Aralık 2002: % 39,07). Bu oran ilgili mevzuatta belirlenen asgari oran olan % 8'in oldukça üzerindedir.

(Yetkili İmza / Kaşe)

b. Sermaye yeterliliği standart oranının tespitinde kullanılan risk ölçüm yöntemleri, risk ağırlıklı varlıkların ve gayrinakdi kredilerin ilgili mevzuattaki risk ağırlık oranlarına göre belirlenmesi ve; yine ilgili mevzuat gereği menkul değerler üzerindeki piyasa riski ile Banka'nın kur riskinin toplamını ifade eden "Riske maruz değer"in hesaplanmasıdır. Aşağıdaki tablolarda Banka'nın sermaye yeterliliği standart oranı hesaplamasına esas teşkil eden "Risk ağırlıklı varlıkları"nın ayrıntıları ve "Özkaynak" hesaplaması yer almaktadır.

c. Sermaye yeterliliği standart oranına ilişkin bilgiler:

	Risk Ağırlıkları			
	%0	%20	%50	%100
Risk Ağırlıklı Varlıklar ve Gayrinakdi Krediler				
Bilanço Kalemleri (Net)	17.012.285	877.530	84.436	5.632.805
Nakit Değerler	202.859	1.163	-	-
Bankalar	339	876.367	-	69.553
Bankalararası Para Piyasası	446.680	-	-	-
Ters Repo İşlemlerinden Alacaklar	-	-	-	-
Zorunlu Karşılıklar	1.293.119	-	-	-
Özel Finans Kurumları	-	-	-	-
Krediler	1.818.021	-	84.436	4.906.926
Takipteki Alacaklar (Net)	-	-	-	-
İştirak, Bağlı Ortaklık ve Satılmaya Hazır Menkul Değerler	4.958.330	-	-	24.564
Muhtelif Alacaklar	-	-	-	22.719
Vadeye Kadar Elde Tutulacak Menkul Değerler (Net)	644.765	-	-	-
Finansal Kiralama Amaçlı Varlıklar için Verilen Avanslar	-	-	-	-
Finansal Kiralama İşlemlerinden Alacaklar	-	-	-	-
Finansal Kiralama Konusu Varlıklar (Net)	-	-	-	-
Sabit Kıymetler (Net)	-	-	-	551.377
Diğer Aktifler	7.648.172	-	-	57.666
Bilanço Dışı Kalemler	2.573.415	1.019.761	1.764.695	139.114
Garanti ve Kefaletler	79	845.954	133.279	5.757
Taahhütler	-	-	1.629.764	-
Diğer Nazım Hesaplar	-	-	-	-
Türev Finansal Araçlar ile İlgili İşlemler	-	81.576	-	369
Faiz ve Gelir Tahakkuk ve Reeskontları	2.573.336	92.231	1.652	132.988
Risk Ağırlığı Verilmemiş Hesaplar	-	-	-	-
Toplam Risk Ağırlıklı Varlıklar	19.585.700	1.897.291	1.849.131	5.771.919

d. Sermaye yeterliliği standart oranına ("SYR") ilişkin özet bilgi:

	Cari Dönem 30 Eylül 2003	Önceki Dönem 31 Aralık 2002
Toplam Risk Ağırlıklı Varlıklar ("RAV") (*)	8.730.854	8.434.572
Özkaynak	4.439.448	3.295.658
Özkaynak/RAV (SYR (%))	50,85	39,07

(*) Cari döneme ilişkin Risk Ağırlıklı Varlıklar toplamına "Piyasa Riskine Esas Tutarın Hesaplandığı Matrah" olan 1.654.911 TL (31 Aralık 2002: 1.178.460 TL) dahildir.

(Yetkili İmza / Kaşe)

e. Özkaynak kalemlerine ilişkin bilgiler:

	Cari Dönem 30 Eylül 2003	Önceki Dönem 31 Aralık 2002
ANA SERMAYE		
Ödenmiş Sermaye	1.200.000	816.000
Nominal Sermaye	1.200.000	816.000
Sermaye Taahhütleri (-)	-	-
Ödenmiş Sermayenin Enflasyona Göre Düzeltilmesinden Kaynaklanan Sermaye Yedekleri	1.991.869	2.001.813
Hisse Senedi İhraç Primleri ve İptal Kârları	-	-
Yasal Yedekler	40.473	-
I. Tertip Kanuni Yedek Akçe (TTK 466/1)	33.763	-
II. Tertip Kanuni Yedek Akçe (TTK 466/2)	6.710	-
Özel Kanunlar Gereği Ayrılan Yedek Akçe	-	-
Statü Yedekleri	-	-
Olağanüstü Yedekler	239.919	-
Genel Kurul Kararı Uyarınca Ayrılan Yedek Akçe	239.919	-
Dağıtılmamış Kârlar	-	-
Birikmiş Zararlar	-	-
Yabancı Para Sermaye Kur Farkı	-	-
Kâr	1.014.043	758.924
Dönem Kârı	1.014.043	758.924
Geçmiş Yıllar Kârı	-	-
Zarar (-)	-	-
Dönem Zararı	-	-
Geçmiş Yıllar Zararı	-	-
Ana Sermaye Toplamı	**4.486.304**	**3.576.737**
KATKI SERMAYE		-
Yeniden Değerleme Fonu	-	-
Menkuller	-	-
Gayrimenkuller	-	-
Sermayeye Eklenecek İştirak ve Bağlı Ortaklık Hisseleri ile Gayrimenkul Satış Kazançları	-	-
Özel Maliyet Bedelleri Yeniden Değerleme Fonu	-	-
Yeniden Değerleme Değer Artışı	-	-
Kur Farkları	-	-
Genel Karşılıklar	39.060	33.806
Muhtemel Riskler İçin Ayrılan Serbest Karşılıklar	-	-
Alınan Sermaye Benzeri Krediler	1.677	2.935
Menkul Değerler Değer Artış Fonu	149.514	20.472
İştirakler ve Bağlı Ortaklıklardan	(4.134)	(5.397)
Satılmaya Hazır Menkul Değerlerden	153.648	25.869
Yapısal Pozisyona Konu Edilen Menkul Değerler Değer Artışı	-	-
Peşin Tahsil Edilen Komisyonların İlgili Olduğu Dönemde Gelir Kaydedilmeyen/ İtfa Edilmeyen Bakiye Tutarı	130.208	-
Katkı Sermaye Toplamı	**320.459**	**57.213**
ÜÇÜNCÜ KUŞAK SERMAYE	-	-
SERMAYE	**4.806.763**	**3.633.950**

Başaran Nas
Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi
a member of
PRICEWATERHOUSECOOPERS
Tarafından Görüldü
İstanbul Tarih

(Yetkili İmza / Kaşe)

SERMAYEDEN İNDİRİLEN DEĞERLER	**367.315**	**338.292**
Ana Faaliyet Konuları Para ve Sermaye Piyasaları ile Sigortacılık Olan ve Bu Konudaki Özel Kanunlara Göre İzin ve Ruhsat ile Faaliyet Gösteren Mali Kurumlara Yapılan Tüm Sermaye Katılımlarına İlişkin Tutarlar ile Özsermaye Yöntemi Uygulanmış Ancak Aktif ve Pasifleri Konsolide Edilmemiş Bu Tür Mali Ortaklıklara İlişkin Sermaye Payları	348.000	322.676
Özel Maliyet Bedelleri	7.441	9.703
İlk Tesis Bedelleri	-	-
Peşin Ödenmiş Giderler	11.874	5.913
İştirakler, Bağlı Ortaklıkların, Sermayesine Katılınan Diğer Ortaklıkların, Özsermaye Yöntemi Uygulanmış Ancak Aktif ve Pasifleri Konsolide Edilmemiş Bu Tür Mali Ortaklıkların ve Sabit Kıymetlerin Rayiç Değerleri Bilançoda Kayıtlı Değerlerinin Altında ise Aradaki Fark	-	-
Türkiye'de Faaliyet Gösteren Diğer Bankalara Verilen Sermaye Benzeri Krediler	-	-
Şerefiye (Net)	-	-
Aktifleştirilmiş Giderler	-	-
Toplam Özkaynak	**4.439.448**	**3.295.658**

III. KREDİ RİSKİNE İLİŞKİN AÇIKLAMALAR :

a. Kredi riski, Banka'nın taraf olduğu sözleşmelerde karşı tarafların yükümlülüklerini yerine getirememe riskidir. Banka kredilendirme işlemlerinde kredi riskini risk sınırlandırmasına tabi tutmak amacıyla karşı taraflara kredi limitleri belirlemekte ve bu limitlerin ötesinde kredi tahsisi yapmamaktadır. Kredi limitleri her bir bireysel müşteri, şirket, şirketler grubu, risk grupları için ürün bazında ayrı ayrı belirlenmektedir. Kredi limitleri belirlenirken müşterilerin mali gücü, ticari kapasiteleri, sektörleri, coğrafi bölgeleri, sermaye yapıları gibi bir çok kriter bir arada değerlendirilmektedir. Müşterilerin mali yapılarının incelenmesi, ilgili mevzuat uyarınca alınan hesap durumu belgeleri ve diğer bilgilere dayanılarak yapılmaktadır. Genel ekonomik gelişmelerin değerlendirilmesi ve müşterilerin mali bilgilerinde ve işlerinde meydana gelen değişikliklerin izlenmesi neticesinde daha önce belirlenen kredi limitleri sürekli olarak revize edilmektedir. Kredi limitleri için müşteri bazında belirlenen cins ve tutarda teminatlar sağlanmaktadır.

Kredilendirme işlemlerinde ürün ve müşteri bazında belirlenen limitler esas alınmakta, risk ve limit bilgileri sürekli olarak kontrol edilmektedir.

b. Vadeli işlem ve opsiyon sözleşmesi ve benzeri diğer sözleşmeler cinsinden tutulan pozisyonlar üzerinde kredi riski ve piyasa risklerine karşı tesis edilmiş risk kontrol limitleri bulunmaktadır.

c. Özellikle döviz ve faiz oranlarındaki dalgalanmalardan kaynaklanabilecek kredi risklerini karşılamak ve kontrol etmek amacıyla gerektiğinde vadeli işlemler de gerçekleştirilmektedir.

d. Banka tazmin edilen gayrinakdi kredileri vadesi geldiği halde ödenmeyen krediler ile aynı risk ağırlığına tabi tutmaktadır. Kredi riski, nakit ve gayrinakit her türlü karşı taraf riski taşıyan sözleşmeler ve pozisyonlar için geniş kapsamlı olarak tanımlanmakta ve yönetilmektedir.

Yenilenen ve yeniden itfa planına bağlanan krediler Banka tarafından Banka'nın kredi risk yönetimi ve takibi ilkelerine göre izlemeye alınmaktadır. İlgili müşterinin finansal durumu ve ticari faaliyetleri sürekli analiz edilmekte ve yenilenen plana göre anapara ve faiz ödemelerinin yapılıp yapılmadığı ilgili birimler tarafından takip edilmektedir.

Banka'nın risk yönetim anlayışı çerçevesinde uzun vadeli taahhütlerin kısa vadeli taahhütlere oranla daha fazla kredi riskine maruz kaldığı kabul edilmekte ve uzun vadeli riskler için risk limiti belirleme, teminatlandırma gibi hususlar kısa vadeli risklere oranla daha geniş kapsamlı olarak ele alınmaktadır.

e. Banka'nın yurtdışında yürütmekte olduğu bankacılık faaliyetleri ve kredilendirme işlemleri ilgili ülkelerin ekonomik koşulları, müşteri ve kuruluşların faaliyetleri çerçevesinde önemli bir risk oluşturmamaktadır.

Banka, ulusal ve uluslararası bankacılık piyasasında aktif bir katılımcı olarak diğer finansal kurumların finansal faaliyetleri ile birlikte değerlendirildiğinde önemli ölçüde kredi riskine maruz değildir. Banka'nın bilançosundan da görüleceği üzere, takipteki kredilerin toplam kredilere oranı %1,6 gibi çok düşük bir seviyededir ve bunların tamamı için %100 karşılık ayrılmıştır.

f. Bankaca üstlenilen kredi riski için ayrılan genel karşılık tutarı 39.060 TL'dir.

IV. PİYASA RİSKİNE İLİŞKİN AÇIKLAMALAR :

Banka kur riski ve faiz oranı risklerini piyasa riskini oluşturan en önemli iki bileşen olarak değerlendirmektedir. Banka Üst Düzey Risk Komitesi piyasa riski ile ilgili olarak limitler belirlemektedir ve piyasa koşullarına göre limitler sürekli olarak gözden geçirilmektedir. Belirlenen limitlerin uygulanması yetki sınırlandırmalarına tabi tutulmakta ve böylece kontrol etkinliği artırılmaktadır. Piyasa riski menkul kıymetler portföyü bazında ve Banka'nın kur riskini de içerecek şekilde günlük ve haftalık olarak ölçülmekte ve Banka Üst Düzey Risk Komitesi'ne raporlanmaktadır. Aşağıdaki tablo 31 Ocak 2002 tarih ve 24567 sayılı Resmi Gazete'de yayımlanan "Bankaların Sermaye Yeterliliğinin Ölçülmesi ve Değerlendirilmesine İlişkin Yönetmelik"in 18 no'lu maddesi uyarınca "Standart Metod ile Piyasa Riski Ölçüm Yöntemi"ne göre 30 Eylül 2003 tarihi itibariyle piyasa riski hesaplamasının ayrıntılarını göstermektedir.

	Tutar
Faiz Oranı Riski İçin Hesaplanan Sermaye Yükümlülüğü - Standart Metot	104.690
Genel Piyasa Riski İçin Hesaplanan Sermaye Yükümlülüğü	104.589
Spesifik Risk İçin Hesaplanan Sermaye Yükümlülüğü	101
Faiz Oranı Riskine Tabi Opsiyonlar İçin Hesaplanan Sermaye Yükümlülüğü	-
Hisse Senedi Pozisyon Riski İçin Hesaplanan Sermaye Yükümlülüğü - Standart Metot	2
Genel Piyasa Riski İçin Hesaplanan Sermaye Yükümlülüğü	1
Spesifik Risk İçin Hesaplanan Sermaye Yükümlülüğü	1
Hisse Senedi Pozisyon Riskine Tabi Opsiyonlar İçin Hesaplanan Sermaye Yükümlülüğü	-
Kur Riski İçin Hesaplanan Sermaye Yükümlülüğü - Standart Metot	27.701
Sermaye Yükümlülüğü	27.701
Kur Riskine Tabi Opsiyonlar İçin Hesaplanan Sermaye Yükümlülüğü	-
Toplam Riske Maruz Değer-İç Model	-
Piyasa Riskini Karşılamak İçin Hesaplanan Toplam Sermaye Yükümlülüğü	(*) 132.393
Piyasa Riskine Maruz Tutarın Hesaplandığı Matrah	(*) 1.654.911

(*) Bu bölümün II no'lu dipnotunda belirtilen "Sermaye yeterliliği standart oranı" kapsamındaki piyasa riskinin hesaplamasında kullanılan 1.654.911 TL'nin tümü değil ancak % 8'ine isabet eden bölümü olan 132.393 TL maruz kalınabilecek piyasa riskini temsil etmektedir; 132.393 TL aynı zamanda söz konusu riskin ortadan kaldırılması için gereken minimum sermaye tutarını da ifade etmektedir.

Başaran Nas
Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi
a member of
PRICEWATERHOUSECOOPERS
Tarafından Görüldü
İstanbul, Tarih 10/03

(Yetkili İmza / Kaşe)

V. KUR RİSKİNE İLİŞKİN AÇIKLAMALAR :

Banka'nın yabancı para cinsinden ve yabancı paraya endeksli aktifleri ile yabancı para cinsinden yükümlülükleri arasındaki fark "YP net genel pozisyon" olarak tanımlanmakta ve kur riskine baz teşkil etmektedir. Kur riskinin önemli bir boyutu da YP net genel pozisyon içindeki farklı cinsten yabancı paraların birbirleri karşısındaki değerlerinin değişmesinin doğurduğu risktir (çapraz kur riski). Banka kur riskine maruz tutarı Üst Düzey Risk Komitesi tarafından belirlenen limitler içerisinde tutmaktadır. Üst Düzey Risk Komitesi genel ekonomik durum ve piyasalardaki gelişmelere göre risk limitlerini sürekli olarak gözden geçirmekte ve gerekli hallerde yeni limitler belirlemektedir. Söz konusu limitler hem YP net genel pozisyon için hem de bu pozisyon içindeki çapraz kur riski için ayrı ayrı belirlenmekte ve takip edilmektedir. Kur riski yönetiminin bir aracı olarak swap ve forward gibi vadeli işlem sözleşmeleri de gerektiğinde kullanılarak riskten korunma sağlanmaktadır.

Banka'nın mali tablo tarihi ile bu tarihten geriye doğru son beş iş günü kamuya duyurulan cari döviz alış kurları önemli döviz cinsleri için aşağıdaki tabloda gösterilmektedir.

	USD	**Euro**	**Yen**
Bilanço değerleme kuru	1.404.000 TL	1.639.591 TL	12.623 TL
1. Günün Cari Döviz Alış Kuru	1.360.000 TL	1.556.248 TL	12.219 TL
2. Günün Cari Döviz Alış Kuru	1.365.000 TL	1.566.747 TL	12.196TL
3. Günün Cari Döviz Alış Kuru	1.340.000 TL	1.539.794 TL	11.955 TL
4. Günün Cari Döviz Alış Kuru	1.325.000 TL	1.518.052 TL	11.815 TL
5. Günün Cari Döviz Alış Kuru	1.330.000 TL	1.526.973 TL	11.869 TL

Banka'nın cari döviz alış kurunun mali tablo tarihinden geriye doğru son otuz günlük basit aritmetik ortalama değerleri önemli döviz cinsleri için aşağıda gösterilmiştir:

USD : 1.355.367 TL
Euro : 1.512.248 TL
Yen : 11.714 TL

31 Aralık 2002 itibariyle;

	USD	**Euro**	**Yen**
Bilanço değerleme kuru	1.655.000 TL	1.727.985 TL	13.923 TL

Banka'nın kur riskine ilişkin bilgiler: (milyar TL)

Aşağıdaki tablo Banka'nın yabancı para net genel pozisyonunu önemli döviz cinsleri bazında göstermektedir. Tek Düzen Hesap Planı gereğince dövize endeksli varlıklar mali tablolarda yabancı para değil Türk Parası olarak gösterilmektedir. Yabancı para net genel pozisyon hesaplamasında ise dövize endeksli varlıklar yabancı para kalem olarak dikkate alınmaktadır. Bu nedenle aşağıdaki tabloda gösterilen yabancı para aktif toplamı ile bilançoda görülen yabancı para aktif toplamı arasında dövize endeksli varlıkların etkisi kadar fark bulunmaktadır. Finansal ve ekonomik anlamda Banka'nın gerçek yabancı para pozisyonunu aşağıdaki tablo göstermektedir.

	EURO	USD	Yen	Diğer YP (*)	Toplam
Cari Dönem - 30 Eylül 2003					
Varlıklar					
Nakit Değerler (Kasa, Efektif Deposu, Yoldaki Paralar, Satın Alınan Çekler) ve T.C. Merkez Bankası	53.272	58.711	107	4.449	116.539
Bankalar ve Diğer Mali Kuruluşlardan Alacaklar	169.302	744.191	3.106	29.298	945.897
Alım Satım Amaçlı Menkul Değerler	239.150	4.921.461	-	17.207	5.177.818
Satılmaya Hazır Menkul Değerler	7.314	1.849.404	-	-	1.856.718
Verilen Krediler	901.891	3.604.099	-	12.368	4.518.358
İştirak ve Bağlı Ortaklıklardaki Yatırımlar	82.009	-	-	87.933	169.942
Vadeye Kadar Elde Tutulacak Menkul Değerler	-	644.765	-	-	644.765
Maddi Duran Varlıklar	2.167	27.087	-	-	29.254
Şerefiye	-	-	-	-	-
Diğer Varlıklar	640.318	1.493.941	-	3.509	2.137.768
Toplam Varlıklar	2.095.423	13.343.659	3.213	154.764	15.597.059
Yükümlülükler					
Bankalararası Mevduat	320.322	850.164	4	26.393	1.196.883
Döviz Tevdiat Hesabı	3.898.786	6.380.471	7.403	416.951	10.703.611
Diğer Mali Kuruluşlardan Sağlanan Fonlar	25.801	3.448.709	-	-	3.474.510
İhraç Edilen Menkul Değerler	-	-	-	-	-
Muhtelif Borçlar	30.291	8.811	746	1.979	41.827
Diğer Yükümlülükler	40.272	209.001	16	3.655	252.944
Toplam Yükümlülükler	4.315.472	10.897.156	8.169	448.978	15.669.775
Net Bilanço Pozisyonu	(2.220.049)	2.446.503	(4.956)	(294.214)	(72.716)
Net Bilanço Dışı Pozisyon					
Türev Finansal Araçlardan Alacaklar	2.581.325	124.163	1.199	191.769	2.898.456
Türev Finansal Araçlardan Borçlar	108.051	2.667.066	1.199	16.370	2.792.686
Gayrinakdi Krediler	352.940	800.383	751	13.045	1.167.119
Önceki Dönem - 31 Aralık 2002					
Toplam Varlıklar	2.429.890	14.676.671	2.049	209.551	17.318.161
Toplam Yükümlülükler	4.121.018	12.782.445	12.097	501.353	17.416.913
Net Bilanço Pozisyonu	(1.691.128)	1.894.226	(10.048)	(291.802)	(98.752)
Bilanço Dışı Pozisyon	1.884.704	(1.874.257)	-	166.353	176.800
Gayrinakdi Krediler	358.126	833.391	7.522	18.025	1.217.064

(*) Diğer YP altında gösterilen 154.764 TL tutarındaki toplam varlıkların 140.277 TL'si İngiliz Sterlini'dir. 448.978 TL tutarındaki toplam yükümlülüklerin 306.780 TL'si İngiliz Sterlini, 68.416 TL'si İsviçre Frangı'dır.

VI. FAİZ ORANI RİSKİNE İLİŞKİN AÇIKLAMALAR :

Piyasalardaki faiz oranlarının değişiminin Banka'nın faize duyarlı aktif ve pasif kalemleri üzerinde oluşturabileceği değer artış veya azalışları "Faiz oranı riski" olarak tanımlanmaktadır. Banka Üst Düzey Risk Komitesi aktif ve pasif kalemlerin faiz duyarlılıkları ile ilgili limitler belirlemektedir. Faiz duyarlılığı haftalık olarak ölçülmekte ve raporlanmaktadır. Piyasalarda önemli dalgalanmalar olduğunda ve bazı hallerde günlük olarak ve işlem bazında analizler yapılmaktadır.

Banka faiz oranı riskine karşı portföy bazında stratejiler uygulamaktadır. Bu stratejiler ile piyasa faiz oranlarındaki dalgalanmaların Banka'nın karlılığı, finansal pozisyonları ve nakit akışları üzerindeki etkileri azaltılmaktadır. Portföy ve vadeler bazında sabit faiz veya değişken faiz uygulaması, değişken faiz uygulamasındaki sabit marjın uygun büyüklükte olması, kısa ve uzun vadeli pozisyonların faiz yapılandırılmasının farklılaştırılması gibi temel yöntemler dinamik bir şekilde uygulanmaktadır.

a. **Varlıkların, yükümlülüklerin ve bilanço dışı kalemlerin faize duyarlılığı** (Yeniden fiyatlandırmaya kalan süreler itibariyle) :

1- Cari Dönem Sonu - 30 Eylül 2003	1 Aya Kadar	1-3 Ay	3-6 Ay	6-12 Ay	1 Yıl ve Üzeri	Faizsiz	Toplam
Varlıklar							
Nakit Değerler (Kasa, Efektif Deposu, Yoldaki Paralar, Satın Alınan Çekler) ve T.C. Merkez Bankası	-	-	-	-	-	204.361	204.361
Bankalar ve Diğer Mali Kuruluşlardan Alacaklar (*)	1.192.742	48.504	-	-	-	151.354	1.392.600
Alım Satım Amaçlı Menkul Değerler	385.044	831.746	3.438.031	1.800.687	1.202.298	18	7.657.824
Satılmaya Hazır Menkul Değerler	344.977	1.546.130	1.215.270	1.800.119	51.834	9.092	4.967.422
Verilen Krediler	2.480.735	1.730.177	1.528.717	765.910	303.844	-	6.809.383
Vadeye Kadar Elde Tutulacak Menkul Değerler	-	644.765	-	-	-	-	644.765
Diğer Varlıklar	1.739.952	808.722	1.047.043	480.403	39.925	982.178	5.098.223
Toplam Varlıklar	6.143.450	5.610.044	7.229.061	4.847.119	1.597.901	1.347.003	26.774.578
Yükümlülükler							
Bankalararası Mevduat (*)	1.284.126	276.098	77.155	2.386	-	35.211	1.674.976
Diğer Mevduat	8.049.147	3.380.100	750.596	839.423	92.806	2.831.740	15.943.812
Muhtelif Borçlar	-	-	-	-	-	80.175	80.175
İhraç Edilen Menkul Değerler	-	-	-	-	-	-	-
Diğer Mali Kuruluşlardan Sağlanan Fonlar	1.616.776	1.263.343	389.660	235.898	3.279	-	3.508.956
Diğer Yükümlülükler ve Özkaynaklar	121.445	101.402	23.065	127.574	13.499	5.179.674	5.566.659
Toplam Yükümlülükler ve Özkaynaklar	11.071.494	5.020.943	1.240.476	1.205.281	109.584	8.126.800	26.774.578
Bilançodaki Faize Duyarlı Açık	(4.928.044)	589.101	5.988.585	3.641.838	1.488.317	(6.779.797)	-
Bilanço Dışı Faize Duyarlı Açık, Net (**)	22.644	7.092	10.437	20.959	(4)	-	61.128
Toplam Faize Duyarlı Açık	(4.905.400)	596.193	5.999.022	3.662.797	1.488.313	(6.779.797)	61.128

(*) "Para piyasaları" ile ilgili alacak ve borç bakiyeleri sırasıyla varlıklar altında "Bankalar ve Diğer Mali Kuruluşlardan Alacaklar" kalemine, yükümlülükler altında ise "Bankalararası Mevduat" kalemine dahil edilmiştir.
(**) Burada yazılı tutarlar bilanço dışı yükümlülükler içinde yer alan türev finansal araçlardan kaynaklanan alacak ve borçların neti üzerinden kalan vadelerine göre dağılımını göstermektedir.

(Yetkili İmza / Kaşe)

2- Önceki Dönem Sonu 31 Aralık 2002	1 Aya Kadar	1-3 Ay	3-6 Ay	6-12 Ay	1 Yıl ve Üzeri	Faizsiz	Toplam
Varlıklar							
Nakit Değerler (Kasa, Efektif Deposu, Yoldaki Paralar, Satın Alınan Çekler) ve T.C. Merkez Bankası	-	-	-	-	-	266.013	266.013
Bankalar ve Diğer Mali Kuruluşlardan Alacaklar (*)	3.318.113	113.276	-	-	-	110.557	3.541.946
Alım Satım Amaçlı Menkul Değerler	686.340	1.092.986	394.354	2.579.303	489.809	12	5.242.804
Satılmaya Hazır Menkul Değerler	-	1.082.858	2.273.463	2.606.530	-	8.442	5.971.293
Verilen Krediler	1.678.025	1.310.349	2.599.202	809.584	559.186	-	6.956.346
Vadeye Kadar Elde Tutulacak Menkul Değerler	-	33.494	713.881	-	-	-	747.375
Diğer Varlıklar	1.841.063	192.279	1.127.842	251.185	36.449	899.175	4.347.993
Toplam Varlıklar	7.523.541	3.825.242	7.108.742	6.246.602	1.085.444	1.284.199	27.073.770
Yükümlülükler							
Bankalararası Mevduat (*)	748.313	182.521	44.450	1.811	-	62.435	1.039.530
Diğer Mevduat	9.977.075	3.370.130	873.183	584.270	148.036	2.902.481	17.855.175
Muhtelif Borçlar	-	-	-	-	-	60.294	60.294
İhraç Edilen Menkul Değerler	-	-	-	-	-	-	-
Diğer Mali Kuruluşlardan Sağlanan Fonlar	1.520.286	1.243.871	389.867	344.545	65.829	-	3.564.398
Diğer Yükümlülükler ve Özkaynaklar	182.724	84.170	17.515	170.696	20.574	4.078.694	4.554.373
Toplam Yükümlülükler ve Özkaynaklar	12.428.398	4.880.692	1.325.015	1.101.322	234.439	7.103.904	27.073.770
Bilançodaki Faize Duyarlı Açık	(4.904.857)	(1.055.450)	5.783.727	5.145.280	851.005	(5.819.705)	-
Bilanço Dışı Faize Duyarlı Açık, Net (**)	21.234	31.066	(2.427)	20.349	-	-	70.222
Toplam Faize Duyarlı Açık	(4.883.623)	(1.024.384)	5.781.300	5.165.629	851.005	(5.819.705)	70.222

(*) "Para piyasaları" ile ilgili alacak ve borç bakiyeleri sırasıyla varlıklar altında "Bankalar ve Diğer Mali Kuruluşlardan Alacaklar" kalemine, yükümlülükler altında ise "Bankalararası Mevduat" kalemine dahil edilmiştir.
(**) Burada yazılı tutarlar bilanço dışı yükümlülükler içinde yer alan türev finansal araçlardan kaynaklanan alacak ve borçların neti üzerinden kalan vadelerine göre dağılımını göstermektedir.

b. Parasal finansal araçlara uygulanan ortalama faiz oranları:

1- Cari Dönem Sonu - 30 Eylül 2003	EURO	USD	Yen	TL
Varlıklar	%	%	%	%
Nakit Değerler (Kasa, Efektif Deposu, Yoldaki Paralar, Satın Alınan Çekler) ve T.C. Merkez Bankası	0,98	0,40	-	21,00
Bankalar ve Diğer Mali Kuruluşlardan Alacaklar	1,99	1,09	-	29,00
Alım Satım Amaçlı Menkul Değerler	9,24	5,59	-	60,42
Satılmaya Hazır Menkul Değerler	9,22	8,76	-	49,57
Verilen Krediler	4,02	5,96	-	50,28
Vadeye Kadar Elde Tutulacak Menkul Değerler	-	10,11	-	-
Yükümlülükler				
Bankalararası Mevduat	2,88	3,08	-	27,63
Diğer Mevduat (Vadesiz hesaplar dahil)	2,68	2,44	-	26,95
Muhtelif Borçlar	-	-	-	-
İhraç Edilen Menkul Değerler	-	-	-	-
Diğer Mali Kuruluşlardan Sağlanan Fonlar	2,54	2,82	-	30,39

Yukarıdaki tabloda yer alan ortalama faiz oranları değişik vade dilimlerine uygulanan basit faiz oranlarının ilgili vade dilimlerine isabet eden anapara tutarlarıyla ağırlıklandırılması yoluyla hesaplanmıştır.

2- Önceki Dönem Sonu - 31 Aralık 2002	EURO	USD	Yen	TL
Varlıklar	%	%	%	%
Nakit Değerler (Kasa, Efektif Deposu, Yoldaki Paralar, Satın Alınan Çekler) ve T.C. Merkez Bankası	1,43	0,55	-	25,00
Bankalar ve Diğer Mali Kuruluşlardan Alacaklar	3,16	1,19	-	44,01
Alım Satım Amaçlı Menkul Değerler	9,32	9,00	-	59,42
Satılmaya Hazır Menkul Değerler	-	8,49	-	55,23
Verilen Krediler	5,15	6,61	-	53,11
Vadeye Kadar Elde Tutulacak Menkul Değerler	-	10,67	-	86,77
Yükümlülükler				
Bankalararası Mevduat	4,11	3,56	-	56,25
Diğer Mevduat (Vadesiz hesaplar dahil)	3,29	2,30	-	37,13
Muhtelif Borçlar	-	-	-	-
İhraç Edilen Menkul Değerler	-	-	-	-
Diğer Mali Kuruluşlardan Sağlanan Fonlar	3,25	2,93	-	44,71

Yukarıdaki tabloda yer alan ortalama faiz oranları değişik vade dilimlerine uygulanan basit faiz oranlarının ilgili vade dilimlerine isabet eden anapara tutarlarıyla ağırlıklandırılması yoluyla hesaplanmıştır.

VII. LİKİDİTE RİSKİNE İLİŞKİN AÇIKLAMALAR :

Likidite riski varlık ve yükümlülükler arasındaki vade uyumsuzluğundan doğmaktadır. Banka, söz konusu varlık ve yükümlülüklerin vadelerini belirli kriterlere göre dengelemekte ve vade uyumsuzluklarını kontrol altında tutmaktadır. Banka'nın aktif – pasif yönetiminin en temel hedeflerinden birisi Banka'nın likidite gereksinimlerini sağlayacak fonları hazır bulundurmaktır. Bunu sağlamak için yeterli miktarda kısa vadeli fonlar hazır bulundurulmaktadır. Banka Üst Düzey Risk Komitesi likidite riski için farklı kapsamlarda limitler belirlemiştir. Söz konusu limitler piyasa koşullarına göre sürekli gözden geçirilmekte ve gerektiğinde yenilenmektedir. Likidite riski haftalık olarak ölçülmekte ve raporlanmaktadır. Piyasalarda önemli dalgalanmalar olduğunda ve bazı hallerde günlük olarak ve işlem bazında analizler yapılmaktadır.

Banka'nın en önemli fon kaynakları, çok büyük ölçüde likit varlıklara plase edilen özsermaye, yaygın ve istikrarlı mevduat tabanı ve uluslararası kuruluşlardan sağlanan orta ve uzun vadeli kredilerdir. Piyasa koşulları gereği mevduatın ortalama vadesinin kısa olmasına karşın, esasen geniş bir tabana yayılmış olup, çok büyük bir bölümü vadelerinde sürekli olarak yenilenmektedir; dolayısıyla Banka için mevduatlar istikrarlı ve uzun vadeli bir kaynak oluşturmaktadır.

(Yetkili İmza / Kaşe)
GENEL MÜDÜRLÜĞÜ

Aktif ve pasif kalemlerin kalan vadelerine göre gösterimi:

	Vadesiz (*)	1-3 Ay	3-6 Ay	6-12 Ay	1 Yıl ve Üzeri	Toplam
Cari Dönem - 30 Eylül 2003						
Varlıklar						
Nakit Değerler (Kasa, Efektif Deposu, Yoldaki Paralar, Satın Alınan Çekler) ve T.C. Merkez Bankası	204.361	-	-	-	-	204.361
Bankalar ve Diğer Mali Kuruluşlardan Alacaklar (****)	1.344.096	48.504	-	-	-	1.392.600
Alım Satım Amaçlı Menkul Değerler	19.146	2.132	2.450.336	1.819.941	3.366.269	7.657.824
Satılmaya Hazır Menkul Değerler	354.069	99	1.215.270	2.122.501	1.275.483	4.967.422
Verilen Krediler	1.470.566	993.129	889.671	1.457.191	1.998.826	6.809.383
Vadeye Kadar Elde Tutulacak Menkul Değerler	-	-	-	322.382	322.383	644.765
Diğer Varlıklar (**)	1.497.945	76.486	1.510.746	731.055	359.701	5.098.223
Toplam Varlıklar	4.890.183	1.120.350	6.066.023	6.453.070	7.322.662	26.774.578
Yükümlülükler						
Bankalararası Mevduat (****)	1.319.337	276.098	77.155	2.386	-	1.674.976
Diğer Mevduat	10.880.887	3.380.100	750.596	839.423	92.806	15.943.812
Diğer Mali Kuruluşlardan Sağlanan Fonlar	854.938	322.343	348.973	842.574	1.140.128	3.508.956
İhraç Edilen Menkul Değerler	-	-	-	-	-	-
Muhtelif Borçlar	80.175	-	-	-	-	80.175
Diğer Yükümlülükler (***)	232.816	484.458	23.065	127.574	4.698.746	5.566.659
Toplam Yükümlülükler	13.368.153	4.462.999	1.199.789	1.811.957	5.931.680	26.774.578
Net Likidite Açığı	(8.477.970)	(3.342.649)	4.866.234	4.641.113	1.390.982	-
Önceki Dönem - 31 Aralık 2002						
Toplam Aktifler (**)	6.595.158	1.937.192	3.388.690	7.257.096	7.019.731	27.073.770
Toplam Yükümlülükler	14.322.823	3.761.951	1.670.752	2.139.309	5.178.935	27.073.770
Net Likidite Açığı	(7.727.665)	(1.824.759)	1.717.938	5.117.787	1.840.796	-

NOT: İlgili tebliğ gereğince "Aktif ve pasif kalemlerin kalan vadelerine göre gösterimi" tablosunda format değişikliği yapılamadığı için:

(*) 1 aya kadar vadeye sahip kalemler "vadesiz" sütununda gösterilmiştir. Bu kalemlere ilişkin tutarlar cari dönem ve önceki dönem için aşağıda belirtilmiştir.

	Cari Dönem – 30 Eylül 2003	Önceki Dönem – 31 Aralık 2002
Varlıklar	3.232.237 TL	2.438.097 TL
Yükümlülükler	10.496.319 TL	11.357.871 TL

(**) İştirakler, bağlı ortaklıklar, maddi ve maddi olmayan duran varlıklar toplamı yukarıdaki tabloda "Toplam" sütununa dahil edilmiş, ancak vade dağılımı olarak hiç bir sütunda gösterilmemiştir; dolayısıyla bu kalemler için diğer sütunların toplamı "Toplam" sütununda belirtilen tutarlarla uyumlu değildir. Bunlarla ilgili cari dönem ve önceki dönem tutarları sırasıyla 922.290 TL ve 875.903 TL'dir.

(***) Özkaynaklar 1 yıl ve üzeri sütununda gösterilmiştir.

(****) "Para piyasaları" ile ilgili alacak ve borç bakiyeleri sırasıyla varlıklar altında "Bankalar ve Diğer Mali Kuruluşlardan Alacaklar" kalemine, yükümlülükler altında ise "Bankalararası Mevduat" kalemine dahil edilmiştir.

BEŞİNCİ BÖLÜM
KONSOLİDE OLMAYAN MALİ TABLOLARA İLİŞKİN AÇIKLAMA VE DİPNOTLAR

I. AKTİF KALEMLERE İLİŞKİN AÇIKLAMA VE DİPNOTLAR

a. T.C. Merkez Bankası Hesabına İlişkin Bilgiler:

	Cari Dönem 30 Eylül 2003	Önceki Dönem 31 Aralık 2002
Vadesiz Serbest Tutar	339	1.010
Vadeli Serbest Tutar	-	-
Toplam	339	1.010

b. Alım satım amaçlı menkul değerlere ilişkin ilave bilgiler, net değerleriyle :

1. Teminata verilen / bloke edilen alım satım amaçlı menkul değerlere ilişkin bilgiler:
   Teminata verilen alım satım amaçlı menkul değerler TL ve YP devlet tahvillerinden oluşmaktadır.

	Cari Dönem 30 Eylül 2003		Önceki Dönem 31 Aralık 2002	
	TL	YP	TL	YP
Hisse Senetleri	-	-	-	-
Bono, Tahvil ve Benzeri Menkul Değerler	214.014	155.465	367.166	172.158
Diğer	-	-	-	-

2. Repo işlemlerine konu olan alım satım amaçlı menkul değerler:

	Cari Dönem 30 Eylül 2003		Önceki Dönem 31 Aralık 2002	
	TL	YP	TL	YP
Devlet Tahvili	-	-	407.777	-
Hazine Bonosu	-	-	-	-
Diğer Borçlanma Senetleri	-	-	-	-
Banka Bonoları ve Banka Garantili Bonolar	-	-	-	-
Varlığa Dayalı Menkul Kıymetler	-	-	-	-
Diğer	-	-	-	-

c. Satılmaya hazır menkul değerlere ilişkin bilgiler:

1. Satılmaya hazır menkul değerlerin türleri :

Satılmaya hazır menkul değerler TL ve YP devlet iç borç tahvilleri, TL hazine bonoları ve Banka'nın % 10'dan daha düşük oranda pay sahibi olduğu kuruluşların hisse senetlerinden oluşmaktadır.

(Yetkili İmza / Kaşe)
GENEL MÜDÜRLÜĞÜ

2. Satılmaya hazır menkul değerlere ilişkin bilgiler:

	Cari Dönem 30 Eylül 2003	Önceki Dönem 31 Aralık 2002
Borçlanma Senetleri	4.958.330	5.962.852
Borsada İşlem Gören	3.188.387	4.230.702
Borsada İşlem Görmeyen (*)	1.769.943	1.732.150
Hisse Senetleri	50.910	50.633
Borsada İşlem Gören	46.742	46.740
Borsada İşlem Görmeyen	4.168	3.893
Değer Azalma Karşılığı (-)	(41.818)	(42.192)
Toplam	4.967.422	5.971.293

(*) Borsaya kote oldukları halde ilgili dönem sonlarında Borsada işlem görmeyen borçlanma senetlerini ifade etmektedir.

3. Teminat olarak gösterilen satılmaya hazır menkul değerlerin özellikleri ve defter değeri :

Teminat olarak gösterilen satılmaya hazır menkul değerler TL ve YP devlet tahvillerinden oluşmaktadır. Bu menkul değerlerin 901.134 TL tutarındaki maliyet ve 192.176 TL tutarındaki birikmiş faiz reeskontu olarak ifade edilen defter değerleri toplamı 1.093.310 TL'dir.

4. Teminata verilen / bloke edilen satılmaya hazır menkul değerlere ilişkin bilgiler, elde etme maliyetleri ile gösterilmiştir:

	Cari Dönem 30 Eylül 2003		Önceki Dönem 31 Aralık 2002	
	TL	YP	TL	YP
Hisse Senetleri	-	-	-	-
Bono, Tahvil ve Benzeri Menkul Değerler	448.537	452.597	238.058	590.700
Diğer	-	-	-	-

5. Repo işlemlerine konu olan satılmaya hazır menkul değerlere ilişkin bilgiler, elde etme maliyetleri ile gösterilmiştir:

	Cari Dönem 30 Eylül 2003		Önceki Dönem 31 Aralık 2002	
	TL	YP	TL	YP
Devlet Tahvili	327.088	-	-	-
Hazine Bonosu	-	-	-	-
Diğer Borçlanma Senetleri	-	-	-	-
Banka Bonoları ve Banka Garantili Bonolar	-	-	-	-
Varlığa Dayalı Menkul Kıymetler	-	-	-	-
Diğer	-	-	-	-

d. Kredilere ilişkin açıklamalar:

1. Banka'nın ortaklarına ve mensuplarına verilen her çeşit kredi veya avansın bakiyesine ilişkin bilgiler:

	Cari Dönem 30 Eylül 2003		Önceki Dönem 31 Aralık 2002	
	Nakdi	Gayrinakdi	Nakdi	Gayrinakdi
Banka Ortaklarına Verilen Doğrudan Krediler	49.368	41.493	91.314	19.261
Tüzel Kişi Ortaklara Verilen Krediler	49.368	41.493	91.314	19.261
Gerçek Kişi Ortaklara Verilen Krediler	-	-	-	-
Banka Ortaklarına Verilen Dolaylı Krediler	203.390	309.901	265.409	353.910
Banka Mensuplarına Verilen Krediler	5.184	-	2.749	-

2. Birinci ve ikinci grup krediler, diğer alacaklar ile yeniden yapılandırılan ya da yeni bir itfa planına bağlanan krediler ve diğer alacaklara ilişkin bilgiler:

Nakdi Krediler	Standart Nitelikli Krediler ve Diğer Alacaklar		Yakın İzlemedeki Krediler ve Diğer Alacaklar	
	Krediler ve Diğer Alacaklar	Yeniden Yapılandırılan ya da Yeni Bir İtfa Planına Bağlananlar	Krediler ve Diğer Alacaklar	Yeniden Yapılandırılan ya da Yeni Bir İtfa Planına Bağlananlar
İhtisas Dışı Krediler	6.761.972	-	47.361	50
İskonto ve İştira Senetleri	135.757	-	-	-
İhracat Kredileri	833.209	-	2.333	50
İthalat Kredileri	-	-	-	-
Mali Kesime Verilen Krediler	911.362	-	-	-
Yurtdışı Krediler	170.876	-	-	-
Tüketici Kredileri	730.699	-	17.830	-
Kredi Kartları	549.013	-	22.012	-
Kıymetli Maden Kredisi	-	-	-	-
Diğer	3.431.056	-	5.186	-
İhtisas Kredileri	-	-	-	-
Diğer Alacaklar	-	-	-	-

(Yetkili İmza / Kaşe)
GENEL MÜDÜRLÜĞÜ

3. Tüketici kredilerine ilişkin bilgiler:

	Kısa Vadeli	Orta ve Uzun Vadeli	Toplam	Faiz ve Gelir Tahakkuk ve Reeskontları
Tüketici Kredileri-TL	308.019	400.685	708.704	11.191
Konut Kredisi	2.123	39.814	41.937	772
Otomobil Kredisi	80.320	348.987	429.307	6.918
İhtiyaç Kredisi	151.153	10.651	161.804	3.420
Personel Kredisi	3.882	1.233	5.115	81
Diğer Tüketici Kredileri	70.541	-	70.541	-
Tüketici Kredileri-Dövize Endeksli	4.303	35.522	39.825	113
Konut Kredisi	438	6.778	7.216	33
Otomobil Kredisi	3.805	28.675	32.480	65
İhtiyaç Kredisi	60	-	60	15
Personel Kredisi	-	69	69	-
Diğer Tüketici Kredileri	-	-	-	-
Kredi Kartları	571.025	-	571.025	17.981
Toplam Tüketici Kredileri	883.347	436.207	1.319.554	29.285

4. Yurtiçi ve yurtdışı kredilerin dağılımı: İlgili kredi müşterilerinin faaliyette bulunduğu yere göre belirtilmiştir.

	Cari Dönem 30 Eylül 2003	Önceki Dönem 31 Aralık 2002
Yurtiçi Krediler	6.446.943	6.708.519
Yurtdışı Krediler	362.440	247.827

5. Bağlı ortaklık ve iştiraklere verilen krediler:

	Cari Dönem 30 Eylül 2003	Önceki Dönem 31 Aralık 2002
Bağlı Ortaklık ve İştiraklere Verilen Doğrudan Krediler	4.888	2.119
Bağlı Ortaklık ve İştiraklere Verilen Dolaylı Krediler	-	-

6. Kredilere ilişkin olarak ayrılan özel karşılıklar:

Özel Karşılıklar	Cari Dönem 30 Eylül 2003	Önceki Dönem 31 Aralık 2002
Tahsil İmkanı Sınırlı Krediler ve Diğer Alacaklar İçin Ayrılanlar	10.240	38.881
Tahsili Şüpheli Krediler ve Diğer Alacaklar İçin Ayrılanlar	3.251	7.421
Zarar Niteliğindeki Krediler ve Diğer Alacaklar İçin Ayrılanlar	95.655	79.751

7. Donuk alacaklara ilişkin bilgiler (Net):

7(i). Donuk alacaklardan Banka'ca yeniden yapılandırılan ya da yeni bir itfa planına bağlanan krediler ve diğer alacaklara ilişkin bilgiler: Bulunmamaktadır.

7(ii). Toplam donuk alacak hareketlerine ilişkin bilgiler:

	III. Grup	IV. Grup	V. Grup
	Tahsil İmkanı Sınırlı Krediler ve Diğer Alacaklar	Tahsili Şüpheli Krediler ve Diğer Alacaklar	Zarar Niteliğindeki Kredi ve Diğer Alacaklar
Önceki Dönem Sonu Bakiyesi: 31 Aralık 2002	38.881	7.421	79.751
Dönem İçinde İntikal (+)	29.809	349	449
Diğer Donuk Alacak Hesaplarından Giriş (+)	-	47.645	47.105
Diğer Donuk Alacak Hesaplarına Çıkış (-)	47.645	47.105	651
Dönem İçinde Tahsilat (-)	7.053	4.315	16.671
Parasal Kayıp (-)	3.728	714	7.705
Aktiften Silinen (-)	24	30	6.623
Dönem Sonu Bakiyesi	10.240	3.251	95.655
Özel Karşılık (-)	10.240	3.251	95.655
Bilançodaki Net Bakiyesi	-	-	-

7(iii). Yabancı para olarak kullandırılan kredilerden kaynaklanan donuk alacaklara ilişkin bilgiler:

	III. Grup	IV. Grup	V. Grup
	Tahsil İmkanı Sınırlı Krediler ve Diğer Alacaklar	Tahsili Şüpheli Krediler ve Diğer Alacaklar	Zarar Niteliğindeki Krediler ve Diğer Alacaklar
Cari Dönem: 30 Eylül 2003			
Dönem Sonu Bakiyesi	270	262	40.950
Özel Karşılık (-)	270	262	40.950
Bilançodaki Net Bakiyesi	-	-	-
Önceki Dönem: 31 Aralık 2002			
Dönem Sonu Bakiyesi	29.656	351	19.617
Özel Karşılık (-)	29.656	351	19.617
Bilançodaki Net Bakiyesi	-	-	-

8. Zarar niteliğindeki krediler ve diğer alacaklar için tasfiye politikasının ana hatları :
   Zarar niteliğindeki krediler ve diğer alacaklar kanuni takip ve teminatların nakde dönüştürülmesi yollarıyla tahsil edilmektedir.

e. Vadeye kadar elde tutulacak menkul değerlere ilişkin bilgiler (Net):

1. Vadeye kadar elde tutulacak menkul değerlere ilişkin bilgiler:
   30 Eylül 2003 tarihi itibariyle vadeye kadar elde tutulacak menkul değerlerin tamamı dövize endeksli devlet tahvillerinden oluşmaktadır.

	Cari Dönem 30 Eylül 2003	Önceki Dönem 31 Aralık 2002
Borçlanma Senetleri	644.765	747.375
Borsada İşlem Görenler	-	-
Borsada İşlem Görmeyenler (*)	644.765	747.375
Değer Azalma Karşılığı (-)	-	-
Toplam	644.765	747.375

(*) Borsaya kote oldukları halde ilgili dönem sonlarında Borsada işlem görmeyen borçlanma senetlerini ifade etmektedir.

Başaran Nas
Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi
a member of
PRICEWATERHOUSECOOPERS
Tarafından Görüldü 20
İstanbul, Tarih 10/03

(Yetkili İmza / Kaşe)
GENEL MÜDÜRLÜĞÜ

2. Vadeye kadar elde tutulacak menkul değerlerin yıl içindeki hareketleri:

	Cari Dönem 30 Eylül 2003	Önceki Dönem 31 Aralık 2002
Dönem Başındaki Değer	747.375	6.234.960
Parasal Varlıklarda Meydana Gelen Kur Farkları	(72.358)	-
Yıl İçindeki Alımlar	-	-
Satış, Geri Ödeme Yolu ile Elden Çıkarılanlar veya Diğer Kategorilere Transfer Edilenler (*)	(30.252)	(5.487.585)
Değer Azalışı Karşılığı	-	-
Dönem Sonu Toplamı	644.765	747.375

(*) MUY yürürlüğe girmeden önce menkul değerler "Menkul değerler cüzdanı" ve "Bağlı menkul değerler" olarak iki ayrı grupta takip edilmekteydi. Bu nedenle yukarıdaki tabloda Önceki Dönem sütununda "Satış, geri ödeme yoluyla elden çıkarılanlar veya diğer kategorilere transfer edilenler" tutarı içinde yeni esaslara göre diğer portföylere sınıflandırılan menkul değerler de yer almaktadır.

3(i). Vadeye kadar elde tutulacak menkul değerlerin izlendiği hesaplara ilişkin bilgiler:

Vadeye Kadar Elde Tutulacak Menkul Değerler	Cari Dönem – 30 Eylül 2003				Önceki Dönem - 31 Aralık 2002			
	Maliyet Bedeli		Değerlenmiş Tutarı		Maliyet Bedeli		Değerlenmiş Tutarı	
	TP	YP	TP	YP	TP	YP	TP	YP
Teminata Verilen/Bloke Edilen	259.333	-	364.429	-	267.049	-	444.550	-
Repo İşlemlerine Konu Olan	-	-	-	-	-	-	-	-
Yapısal Pozisyon Olarak Tutulan	-	-	-	-	-	-	-	-
Menkul Kıymet Ödünç Piyasasından Alacaklar	-	-	-	-	-	-	-	-
Menkul Kıymet Ödünç Piyasası Teminatları	-	-	-	-	-	-	-	-
Diğer (*)	385.432	-	557.586	-	480.326	-	786.652	-

(*) Diğer satırında Banka'nın teminat/bloke veya diğer işlemlere konu etmediği serbest olarak tuttuğu kıymetler gösterilmiştir.

3(ii). Teminat olarak gösterilen vadeye kadar elde tutulacak menkul değerlerin başlıca özellikleri :
Teminat olarak gösterilen menkul değerlerin tamamı dövize endeksli devlet tahvillerinden oluşmaktadır.

Teminata verilen/bloke edilen vadeye kadar elde tutulacak menkul değerler:

	Cari Dönem - 30 Eylül 2003		Önceki Dönem - 31 Aralık 2002	
	TP	YP	TP	YP
Hisse Senetleri	-	-	-	-
Tahvil ve Benzeri Menkul Değerler	259.333	-	267.049	-
Diğer	-	-	-	-

3(iii). Repo işlemlerine konu olan vadeye kadar elde tutulacak menkul değerler: Bulunmamaktadır.

3(iv). Yapısal pozisyon olarak tutulan vadeye kadar elde tutulacak menkul değerler: Bulunmamaktadır.

(Yetkili İmza / Kaşe)
GENEL MÜDÜRLÜĞÜ

f. İştiraklere ilişkin bilgiler (Net):

1. İştiraklerin muhasebeleştirilmesinde kullanılan yöntem: Üçüncü bölümde yer alan II. no'lu dipnotta açıklanmıştır.

2. İştiraklere ilişkin hareket tablosu:

	Cari Dönem 30 Eylül 2003	Önceki Dönem 31 Aralık 2002
Dönem Başı Değeri	203.094	145.244
Dönem İçi Hareketler		
Alışlar ve sermaye artırımları	-	5.549
Bedelsiz Edinilen Hisse Senetleri	-	54.846
Cari Yıl Payından Alınan Kar	-	-
Satışlar	-	-
Yeniden Değerleme Artışı	-	-
Değer Artış/(Azalış) Karşılıkları	890	(5.879)
YP İştiraklerin Kur Değerlemesinden Kaynaklanan Artış / (Azalış)	(22.774)	3.334
Dönem Sonu Değeri	181.210	203.094
Sermaye Taahhütleri	-	-
Dönem Sonu Sermaye Katılma Payı (%)	-	-

3. İştiraklere yapılan yatırımların değerlemesi:

	Cari Dönem 30 Eylül 2003	Önceki Dönem 31 Aralık 2002
Maliyet Değeri İle Değerleme (*)	177.342	200.116
Rayiç Değer İle Değerleme	3.868	2.978
Özsermaye Yöntemi İle Değerleme (**)	-	-

(*) Maliyet bedelinden, varsa ayrılan değer düşüş karşılığı indirildikten sonra hesaplanan ve mali tablolarda yansıtılan değeri ifade etmektedir.
(**) Özsermaye yöntemi kullanılmamıştır.

4. Borsaya kote edilen iştirakler:

	Cari Dönem 30 Eylül 2003	Önceki Dönem 31 Aralık 2002
Yurtiçi Borsalara Kote Edilenler	3.868	2.978
Yurtdışı Borsalara Kote Edilenler	-	-

5. Cari dönem içinde elden çıkarılan iştirakler: Bulunmamaktadır.

6. Cari dönem içinde satın alınan iştirakler: Bulunmamaktadır.

(Yetkili İmza / Kaşe)

g. Bağlı ortaklıklara ilişkin bilgiler (Net):

1. Bağlı ortaklıkların muhasebeleştirilmesinde kullanılan yöntem: Üçüncü bölümde yer alan II no'lu dipnotta açıklanmıştır.

2. Bağlı ortaklıklara ilişkin hareket tablosu:

	Cari Dönem 30 Eylül 2003	Önceki Dönem 31 Aralık 2002
Dönem Başı Değeri	136.923	95.854
Dönem İçi Hareketler		
Alışlar ve sermaye artırımları	46.600	9.603
Bedelsiz Edinilen Hisse Senetleri	4.916	38.601
Cari Yıl Payından Alınan Kar	-	-
Satışlar	-	(3.080)
Yeniden Değerleme Artışı	-	-
Değer Azalma Karşılıkları	(1.223)	(5.482)
YP İştiraklerin Kur Değerlemesinden Kaynaklanan Artış / (Azalış)	(4.954)	1.427
Dönem Sonu Değeri	182.262	136.923
Sermaye Taahhütleri	-	8.162
Dönem Sonu Sermaye Katılma Payı (%)	-	-

3. Bağlı ortaklıklara yapılan yatırımların değerlemesi:

	Cari Dönem 30 Eylül 2003	Önceki Dönem 31 Aralık 2002
Maliyet Değeri İle Değerleme (*)	182.262	136.923
Rayiç Değer İle Değerleme	-	-
Özsermaye Yöntemi İle Değerleme (**)	-	-

(*) Maliyet bedelinden, varsa ayrılan değer düşüş karşılığı indirildikten sonra hesaplanan ve mali tablolarda yansıtılan değeri ifade etmektedir.
(**) Özsermaye yöntemi uygulanmamıştır.

4. Borsaya kote edilen bağlı ortaklıklar: Bulunmamaktadır.

5. Cari dönem içinde elden çıkarılan bağlı ortaklıklar: Bulunmamaktadır.

6. Cari dönem içinde satın alınan bağlı ortaklıklar: Bulunmamaktadır.

h. Finansal kiralama alacaklarına ilişkin bilgiler (Net): Bulunmamaktadır.

(Yetkili İmza / Kaşe)
GENEL MÜDÜRLÜĞÜ

i. Faiz ve gelir tahakkuk ve reeskontlarına ilişkin açıklamalar:

1. Krediler faiz ve gelir tahakkuk ve reeskontlarına ilişkin bilgiler :

	Cari Dönem 30 Eylül 2003		Önceki Dönem 31 Aralık 2002	
Kredi Faiz Gelir Tahakkuk Reeskontları	TL	YP	TL	YP
Faiz Tahakkukları	16.975	264	10.223	19
Faiz Reeskontları	83.910	49.308	23.468	63.825
Kredi Komisyon ve Diğer Gelirler Tahakkukları	-	-	-	-
Kredi Komisyon ve Diğer Gelirler Reeskontları	123	19	86	10

2. Diğer faiz ve gelir reeskontlarına ilişkin bilgiler:

	Cari Dönem 30 Eylül 2003		Önceki Dönem 31 Aralık 2002	
Diğer Faiz ve Gelir Reeskontları	TL	YP	TL	YP
Alım Satım Amaçlı Menkul Değerlerin	1.103.824	114.222	433.937	94.074
Satılmaya Hazır Menkul Değerlerin	974.840	68.378	630.448	59.092
Vadeye Kadar Elde Tutulacak Menkul Değerlerin	277.250	-	483.827	-
Ters Repo İşlemleri Faiz Reeskontları	-	-	-	-
Zorunlu Karşılıklar Faiz Reeskontları	18.425	-	17.812	-
Türev Finansal Araçlar Reeskontları	928	90.290	501	87.169
Faiz ve Gelir Reeskontları	-	4.559	-	5.238
Kur Gelir Reeskontları	928	85.731	501	81.931
Finansal Kiralama Gelir Reeskontları	-	-	-	-
Diğer	249	1.202	8.469	38.449

j. Diğer aktiflere ilişkin bilgiler:

1. Bilançonun diğer aktifler kalemi 59.888 TL tutarında olup, bilanço dışı taahhütler hariç bilanço toplamının % 10'unu aşmamaktadır.

(Yetkili İmza / Kaşe)
GENEL MÜDÜRLÜĞÜ

II. PASİF KALEMLERE İLİŞKİN AÇIKLAMA VE DİPNOTLAR

a. Mevduata ilişkin bilgiler

1. Mevduatın vade yapısına ilişkin bilgiler:

1(i). Cari dönem - 30 Eylül 2003:

	Vadesiz	7 Gün İhbarlı	1Aya Kadar	1-3 Ay	3-6 Ay	6 Ay-1 Yıl	1 Yıl ve Üstü
Tasarruf Mevduatı	360.790	-	1.128.411	1.356.443	862.476	85.292	61.742
Döviz Tevdiat Hesabı	1.572.790	-	1.401.586	4.421.793	1.794.643	877.062	635.737
Yurtiçinde Yerleşik Kişiler	1.545.793	-	1.397.789	4.205.980	1.573.593	535.108	205.986
Yurtdışında Yerleşik Kişiler	26.997	-	3.797	215.813	221.050	341.954	429.751
Resmi Kuruluşlar Mevduatı	91.219	-	84	-	9	-	-
Ticari Kuruluşlar Mevduatı	704.332	-	142.622	138.709	66.322	1.504	39.037
Diğer Kuruluşlar Mevduatı	102.609	-	8.423	13.174	6.719	70.261	23
Kıymetli Maden Depo Hesabı	-	-	-	-	-	-	-
Bankalararası Mevduat	35.211	-	170.820	605.784	334.935	72.083	1.386
TC Merkez Bankası	-	-	-	-	-	-	-
Yurtiçi Bankalar	2.664	-	46.831	81.980	2.000	2.000	-
Yurtdışı Bankalar	3.454	-	123.989	523.804	332.935	70.083	1.386
Özel Finans Kurumları	29.093	-	-	-	-	-	-
Diğer	-	-	-	-	-	-	-
Toplam	2.866.951	-	2.851.946	6.535.903	3.065.104	1.106.202	737.925

1(ii). Önceki dönem - 31 Aralık 2002:

	Vadesiz	7 Gün İhbarlı	1Aya Kadar	1-3 Ay	3-6 Ay	6 Ay-1 Yıl	1 Yıl ve Üstü
Tasarruf Mevduatı	297.317	-	1.043.105	1.461.395	423.735	100.314	25.852
Döviz Tevdiat Hesabı	1.948.353	-	2.421.840	5.281.542	1.972.630	754.963	621.268
Yurtiçinde Yerleşik Kişiler	1.916.358	-	2.413.481	5.034.217	1.791.493	596.270	197.068
Yurtdışında Yerleşik Kişiler	31.995	-	8.359	247.325	181.137	158.693	424.200
Resmi Kuruluşlar Mevduatı	7.150	-	48	-	11	1	-
Ticari Kuruluşlar Mevduatı	578.282	-	267.926	140.404	36.510	205.479	43.992
Diğer Kuruluşlar Mevduatı	71.379	-	28.643	77.683	11.974	33.297	82
Kıymetli Maden Depo Hesabı	-	-	-	-	-	-	-
Bankalararası Mevduat	62.435	-	7.329	246.864	159.038	43.014	971
TC Merkez Bankası	-	-	-	-	-	-	-
Yurtiçi Bankalar	660	-	-	-	-	2.215	-
Yurtdışı Bankalar	3.526	-	7.329	246.864	159.038	40.799	971
Özel Finans Kurumları	58.249	-	-	-	-	-	-
Diğer	-	-	-	-	-	-	-
Toplam	2.964.916	-	3.768.891	7.207.888	2.603.898	1.137.068	692.165

(Yetkili İmza / Kaşe)
GENEL MÜDÜRLÜĞÜ

2. Mevduat sigortasına ilişkin bilgiler:

2(i). Mevduat sigortası kapsamında bulunan ve mevduat sigortası limitini aşan tasarruf mevduatına ilişkin bilgiler:

Tasarruf Mevduatı	Mevduat Sigortası Kapsamında Bulunan		Mevduat Sigortası Limitini Aşan	
	Cari Dönem 30 Eylül 2003	Önceki Dönem 31 Aralık 2002	Cari Dönem 30 Eylül 2003	Önceki Dönem 31 Aralık 2002
Tasarruf Mevduatı	3.855.154	1.845.319	-	1.506.399
Tasarruf Mevduatı Niteliğini Haiz DTH	8.541.349	5.290.851	-	5.224.303
Tasarruf Mevduatı Niteliğini Haiz Diğ.H.	-	-	-	-
Yurtdışı Şubelerde Bulunan Yabancı Mercilerin Sigortasına Tabi Hesaplar	784.229	584.485	-	-
Kıyı Bankacılığı Bölgelerindeki Şubelerde Bulunan Yabancı Mercilerin Sigortasına Tabi Hesaplar	-	-	-	-

BDDK tarafından 3 Temmuz 2003 tarihli ve 25157 (mükerrer) sayılı Resmi Gazete'de yayımlanan 1083 numaralı karar ile 5 Temmuz 2004 tarihine kadar bankalardaki tasarruf mevduatının tamamı Tasarruf Mevduatı Sigorta Fonu kapsamına alınmıştır. 5 Temmuz 2004 tarihinden sonra ise bankalardaki tasarruf mevduatlarının 50 milyar TL'ye kadar olan bölümü sigorta kapsamında olacaktır.

2(ii). Mevduat sigortası kapsamında bulunmayan tasarruf mevduatı:

	Cari Dönem 30 Eylül 2003	Önceki Dönem 31 Aralık 2002
Yurtdışı Şubelerde Bulunan Tasarruf Mevduatı	-	-
Kıyı Bankacılığı Bölgelerindeki Şubelerde Bulunan Tasarruf Mevduatı	-	-

Yurtdışı şubelerdeki tasarruf mevduatı mevzuat gereği "Tasarruf mevduatı sigorta fonu" kapsamında olmayıp; yurtdışındaki yasal mevzuata uygun olarak sigorta korumasına tabidir. Yukarıdaki tabloda görüldüğü üzere Banka'nın yurtdışı şubelerinde sigorta kapsamında olmayan tasarruf mevduatı bulunmamaktadır.

b. Repo işlemlerinden sağlanan fonlara ilişkin bilgiler:

	Cari Dönem 30 Eylül 2003		Önceki Dönem 31 Aralık 2002	
	TP	YP	TP	YP
Yurtiçi İşlemlerden	454.666	-	518.431	-
Mali Kurum ve Kuruluşlar	-	-	-	-
Diğer Kurum ve Kuruluşlar	268.907	-	270.302	-
Gerçek Kişiler	185.759	-	248.129	-
Yurtdışı İşlemlerden	91	-	1.448	-
Mali Kurum ve Kuruluşlar	56	-	1.396	-
Diğer Kurum ve Kuruluşlar	-	-	-	-
Gerçek Kişiler	35	-	52	-

c. Alınan kredilere ilişkin bilgiler:

	Cari Dönem 30 Eylül 2003		Önceki Dönem 31 Aralık 2002	
	TP	YP	TP	YP
Kısa Vadeli	34.446	2.072.515	15.323	1.889.935
Orta ve Uzun Vadeli	-	1.401.995	-	1.659.140

Banka'nın fon kaynaklarını oluşturan yükümlülükleri mevduat ve alınan kredilerdir. Mevduat Banka'nın en önemli fon kaynağıdır ve geniş bir tabana yayılmış istikrarlı yapısıyla herhangi bir risk yoğunlaşması arzetmemektedir. Alınan krediler sendikasyon, seküritizasyon, money market, post-finansman gibi farklı özellikleri ve vade-faiz yapıları olan, değişik finansal kuruluşlardan sağlanan fonlardan oluşmaktadır. Banka'nın fon kaynaklarında risk yoğunlaşması bulunmamaktadır.

d. İhraç edilen menkul değerlere ilişkin açıklamalar : Bulunmamaktadır.

e. Fonlara ilişkin açıklamalar: Bulunmamaktadır.

f. Muhtelif borçlara ilişkin açıklamalar:

	Cari Dönem 30 Eylül 2003	Önceki Dönem 31 Aralık 2002
Alınan Nakdi Teminatların Tutarı	1.261	1.072

Alınan nakdi teminatlar kredilendirme işlemleri ile ilgilidir.

g. Diğer yabancı kaynaklar: Bilançonun diğer yabancı kaynaklar kalemi 61.258 TL olup, bilanço toplamının %10'unu aşmamaktadır.

h. Finansal kiralama sözleşmelerine ilişkin bilgiler :

Finansal kiralama işlemlerinden doğan yükümlülüklere ilişkin açıklamalar:

	Cari Dönem 30 Eylül 2003		Önceki Dönem 31 Aralık 2002	
	Brüt	Net	Brüt	Net
1 Yıldan Az	5.422	4.758	7.756	5.394
1-4 Yıl Arası	7.656	6.966	14.786	13.770
4 Yıldan Fazla	-	-	-	-
Toplam	13.078	11.724	22.542	19.164

i. Faiz ve gider reeskontlarına ilişkin bilgiler:

	Cari Dönem 30 Eylül 2003		Önceki Dönem 31 Aralık 2002	
	TL	YP	TL	YP
Mevduat Faiz Reeskontları	143.684	36.978	113.132	50.042
Kullanılan Kredi Faiz Reeskontları	1.920	19.796	1.730	16.926
Tahviller Faiz Reeskontları	-	-	-	-
Repo İşlemleri Faiz Reeskontları	466	-	875	-
Türev Finansal Araçlar Reeskontları	2.034	931	133	152
Faiz ve Gider Reeskontları	-	931	-	152
Kur Gider Reeskontları	2.034	-	133	-
Diğer Faiz ve Gider Reeskontları	26.462	143.681	67.027	201.819

j. Karşılıklara ve sermaye benzeri kredilere ilişkin açıklamalar:

1. Genel karşılıklara ilişkin bilgiler:

	Cari Dönem 30 Eylül 2003	Önceki Dönem 31 Aralık 2002
Genel Karşılıklar	39.060	33.806
I. Grup Kredi ve Alacaklar İçin Ayrılanlar	23.737	22.297
II. Grup Kredi ve Alacaklar İçin Ayrılanlar	237	440
Gayrinakdi Krediler İçin Ayrılanlar	8.455	1.973
Diğer	6.631	9.096

2. Muhtemel riskler için ayrılan serbest karşılıklara ilişkin bilgiler: Banka bütün riskler için %100 karşılık ayırmıştır; dolayısıyla bunların yanında ek olarak "Muhtemel riskler" için ayrı bir karşılık ayırmasına gerek bulunmamaktadır.

3. Sermaye benzeri kredilere ilişkin bilgiler:

	Cari Dönem 30 Eylül 2003		Önceki Dönem 31 Aralık 2002	
	TP	YP	TP	YP
Yurtiçi Bankalardan	-	-	-	-
Yurtiçi Diğer Kuruluşlardan	-	-	-	-
Yurtdışı Bankalardan	-	-	-	-
Yurtdışı Diğer Kuruluşlardan	-	4.192	-	4.892

k. Özkaynaklara ilişkin bilgiler:

1. Ödenmiş sermayenin gösterimi (Nominal olarak; enflasyona göre düzeltilmemiş tutarlar):

	Cari Dönem 30 Eylül 2003	Önceki Dönem 31 Aralık 2002
Hisse Senedi Karşılığı	1.200.000	816.000
İmtiyazlı Hisse Senedi Karşılığı	-	-

Başaran Nas
Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi
a member of
PRICEWATERHOUSECOOPERS
Tarafından Görüldü 20
İstanbul, Tarih 10/03

(Yetkili İmza / Kaşe)
GENEL MÜDÜRLÜĞÜ

2. Ödenmiş sermaye tutarı, bankada kayıtlı sermaye sisteminin uygulanıp uygulanmadığı hususunun açıklanması ve bu sistem uygulanıyor ise kayıtlı sermaye tavanı (Nominal olarak; enflasyona göre düzeltilmemiş tutarlar):

Sermaye Sistemi	Ödenmiş Sermaye	Tavan
Kayıtlı Sermaye	1.200.000	1.200.000

3. Cari dönem içinde yapılan sermaye artırımları ve kaynakları ile arttırılan sermaye payına ilişkin diğer bilgiler:

   Banka'nın ödenmiş sermayesi Banka Olağan Genel Kurulu'nun aldığı karar uyarınca, 2002 yılı net karından 384.000 TL tutarındaki bölümün ortaklara bedelsiz hisse senedi ihraç edilerek ödenmiş sermayeye eklenmesiyle 816.000 TL'den 1.200.000 TL'ye artırılmıştır.

4. Cari dönem içinde yeniden değerleme fonlarından sermayeye ilave edilen kısma ilişkin bilgiler: Bulunmamaktadır.

5. Son mali yılın ve onu takip eden ara dönemin sonuna kadar olan sermaye taahhütleri, bu taahhütlerin genel amacı ve bu taahhütler için gerekli tahmini kaynaklar:

   Sermaye taahhütü bulunmamaktadır.

6. Banka'nın gelirleri, kârlılığı ve likiditesine ilişkin geçmiş dönem göstergeleri ile bu göstergelerdeki belirsizlikler dikkate alınarak yapılacak öngörülerin, Banka'nın özkaynakları üzerindeki tahmini etkileri :

   Banka faaliyetlerini yüksek karlılıkla sürdürmekte ve dönem karlarının büyük bölümünü sermaye artırımı veya yedeklere aktarım şeklinde özkaynaklar içinde muhafaza etmektedir. Öte yandan Banka'nın özkaynaklarının çok küçük bir bölümü sabit kıymet ve iştirakler gibi sabit yatırımlara yönlendirilmiş olup Banka'nın serbest özsermayesi oldukça yüksektir ve; likit ve getirili aktiflerde değerlendirilmektedir. Tüm bu hususlar dikkate alındığında Banka'nın özkaynakları sürekli güçlenmektedir.

7. Sermayeyi temsil eden hisse senetlerine tanınan imtiyazlara ilişkin özet bilgiler :

   Bulunmamaktadır.

l. Hisse senedi ihraç primleri, hisseler ve sermaye araçları:

	Cari Dönem 30 Eylül 2003	Önceki Dönem 31 Aralık 2002
Hisse Senedi Sayısı (Bin)	1.200.000.000	816.000.000
İmtiyazlı Hisse Senedi	-	-
Hisse Senedi İhraç Primi	-	-
Hisse Senedi İptal Kârı	-	-
Diğer Sermaye Araçları	-	-
Toplam Hisse Senedi İhracı	1.200.000.000	816.000.000

(Yetkili İmza / Kaşe)

m. Sermayede ve/veya oy hakkında %10 ve bunun üzerinde paya sahip kişi ve kuruluşlara ilişkin açıklamalar:

Ad Soyad/Ticari Ünvanı	Pay Tutarları (Nominal)	Pay Oranları	Ödenmiş Paylar (Nominal)	Ödenmemiş Paylar
Hacı Ömer Sabancı Holding A.Ş.	394.413	%32,87	394.413	-

n. Kar dağıtımı: (Tutarlar TL'nin 31 Aralık 2002 tarihindeki satın alma gücüyle ifade edilmiştir.)

Banka'nın Olağan Genel Kurul Toplantısı 26 Mart 2003'te yapılmıştır. Olağan Genel Kurul Toplantısı'nda 2002 yılı faaliyetlerinden sağlanan 685.448 TL tutarındaki net karın 101.840 TL'sinin Banka ortaklarına, kurucu ve intifa paylarına nakit temettü olarak dağıtılmasına, 384.000 TL'sinin ortaklara bedelsiz hisse senedi ihracı yoluyla ödenmiş sermayeye eklenmesine, kalan 199.608 TL'nin yasal ve olağanüstü yedekler olarak ayrılmasına karar verilmiştir.

Mali tabloların hazırlandığı tarih itibariyle bedelsiz hisse senedi ihracı yoluyla sermaye artışı gerçekleştirilmiştir ve nakit temettünün tamamına yakını ödenmiştir.

(Yetkili İmza / Kaşe)

III. GELİR TABLOSUNA İLİŞKİN AÇIKLAMA VE DİPNOTLAR

a. Faiz gelirlerine ilişkin bilgiler :

1. İştirak ve bağlı ortaklıklardan alınan faiz gelirlerine ilişkin bilgiler :

	Cari Dönem 30 Eylül 2003	Önceki Dönem 30 Eylül 2002
İştirak ve Bağlı Ortaklıklardan Alınan Faizler	805	2.993

2. Finansal kiralama gelirlerine ilişkin bilgiler : Bulunmamaktadır.

3. Ters repo işlemlerinden alınan faizler:

	Cari Dönem 30 Eylül 2003		Önceki Dönem 30 Eylül 2002	
	TP	YP	TP	YP
Ters Repo İşlemlerinden Alınan Faizler	2.272	-	87	-

b. Faiz giderlerine ilişkin bilgiler :

1. İştirakler ve bağlı ortaklıklara verilen faiz giderlerine ilişkin bilgiler :

	Cari Dönem 30 Eylül 2003	Önceki Dönem 30 Eylül 2002
İştirak ve Bağlı Ortaklıklara Verilen Faizler	714	1.747

2. Finansal kiralama giderlerine ilişkin bilgiler :

	Cari Dönem 30 Eylül 2003	Önceki Dönem 30 Eylül 2002
Finansal Kiralama Giderleri	631	2.103

Başaran Nas
Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi
a member of
PRICEWATERHOUSECOOPERS
Tarafından Görüldü 20
İstanbul, Tarih 10/03

(Yetkili İmza / Kaşe)
GENEL MÜDÜRLÜĞÜ

3. Mevduata ödenen faizin vade yapısına göre gösterimi :

Hesap Adı	Vadesiz Mevduat	Vadeli Mevduat					Toplam
		1 Aya Kadar	3 Aya Kadar	6 Aya Kadar	1 Yıla Kadar	1 Yıldan Uzun	
Türk Parası							
Bankalar Mevduatı	77	2.604	9.236	6.160	2.152	21	20.250
Tasarruf Mevduatı	2.628	288.535	357.665	199.947	26.175	11.515	886.465
Resmi Mevduat	89	1	-	-	-	-	90
Ticari Mevduat	1.853	18.245	17.745	8.484	193	4.994	51.514
Diğer Mevduat	237	21.764	43.949	18.252	-	12.501	96.703
7 Gün İhbarlı Mevduat	-	-	-	-	-	-	-
Toplam	4.884	331.149	428.595	232.843	28.520	29.031	1.055.022
Yabancı Para							
DTH	232	31.564	103.135	39.181	25.234	14.952	214.298
7 Gün İhbarlı Mevduat	-	-	-	-	-	-	-
Kıymetli Maden	-	-	-	-	-	-	-
Toplam	232	31.564	103.135	39.181	25.234	14.952	214.298
Genel Toplam	5.116	362.713	531.730	272.024	53.754	43.983	1.269.320

4. Repo işlemlerine verilen faiz tutarı:

	Cari Dönem 30 Eylül 2003		Önceki Dönem 30 Eylül 2002	
	TP	YP	TP	YP
Repo İşlemlerine Verilen Faizler	138.955	-	218.366	-

Repo işlemlerine verilen faizler Gelir Tablosu'nda "Para piyasasına verilen faizler" hesabında yer almaktadır.

c. Yatırım amaçlı menkul değerlerden elde edilen net gelirler:

	Cari Dönem 30 Eylül 2003	Önceki Dönem (*) 30 Eylül 2002
Satılmaya Hazır Menkul Değerlerden	613.806	-
Vadeye Kadar Elde Tutulacak Menkul Değerlerden	48.565	-
Toplam	662.371	-

(*) 30 Eylül 2002 tarihi itibariyle portföy sınıflamasına bakılmaksızın tüm menkul değerlerden alınan faizler "Menkul değerlerden alınan faizler" olarak tek bir hesapta yansıtılmaktaydı. Bu nedenle yukarıdaki tabloda istenen önceki dönem bilgisi verilmemiştir.

Üçüncü Bölüm VIII ve X.b numaralı dipnotlarda da açıklandığı üzere alım satım amaçlı ve satılmaya hazır menkul değerlerin elde tutulması esnasında kazanılan faizler öncelikle faiz gelirleri içerisinde gösterilmektedir. Bu şekilde kayıtlara yansıtılan "Faiz gelirleri" ilgili kıymetlerin vadelerinden önce satılmaları sırasında Tek Düzen Hesap Planı gereğince "Sermaye piyasası işlemleri karı" hesabına aktarılmaktadır. Bu nedenle, "Sermaye piyasası işlemleri karı" kaleminin bir kısmı, sözkonusu aktarım nedeniyle, faiz gelirlerinden oluşmaktadır.

(Yetkili İmza / Kaşe)

d. Diğer faaliyet gelirlerine ilişkin bilgiler:

Diğer faaliyet gelirleri arasında olağandışı kalemlerden kaynaklanan gelirler bulunmamaktadır.

e. Kredi ve diğer alacaklara ilişkin karşılık giderleri:

	Cari Dönem 30 Eylül 2003	Önceki Dönem 30 Eylül 2002
Kredi ve Diğer Alacaklara İlişkin Özel Karşılıklar	30.607	62.642
Teminatsız	27.665	30.566
Diğer Gruplar	2.942	32.076
Genel Karşılık Giderleri	8.515	-
Menkul Değerler Değer Düşüklüğü Giderleri	-	220
Değer Düşüş Karşılığı Giderleri (*)	-	-
Diğer	-	-

(*) İştirakler, bağlı ortaklıklar ve vadeye kadar elde tutulacak menkul değerler değer düşüş karşılığı giderleri.

f. Bağlı ortaklık ve iştiraklerden elde edilen gelir ve giderler:

1. Bağlı ortaklık ve iştiraklerden elde edilen gelir ve giderler:

	Cari Dönem (*) 30 Eylül 2003	Önceki Dönem (*) 30 Eylül 2002
Bağlı Ortaklıklara İlişkin Kâr ve Zarar (+/-)	3.719	39.100
İştiraklere İlişkin Kâr ve Zarar (+/-)	3.902	29.992

(*) İştirak ve bağlı ortaklıklardan alınan temettü gelirlerini göstermektedir.

2. Özsermaye yönteminin kullanıldığı iştiraklerdeki yatırımlardan doğan kâr ya da zarardaki pay:

   Banka'nın konsolide olmayan mali tablolarında iştirak ve bağlı ortaklıklar için özsermaye yöntemi uygulanmamaktadır.

3. Banka'nın dahil olduğu risk grubundaki gerçek ve tüzel kişilerle yapılan işlemlerden kaynaklanan kâr ve zarara ilişkin bilgiler:

   Söz konusu bilgiler "VI. Banka'nın dahil olduğu risk grubu ile ilgili açıklama ve dipnotlar" bölümünde açıklanmıştır.

g. Cari dönemde önemli etkide bulunan veya takip eden dönemlerde önemli etkide bulunacağı beklenen muhasebe tahminindeki bir değişikliğin niteliği ve tutarı :

Cari dönemde muhasebe tahminlerinde yapılan değişiklik yoktur.

h. Diğer faaliyet giderleri:

30 Eylül 2003 tarihi itibariyle "Gelir tablosu"nda "Diğer faaliyet giderleri" tutarı 852.692 TL olarak görülmektedir. Bu rakamın yaklaşık 284.000 TL tutarındaki bölümü "Dövize endeksli menkul değerler"in üzerinde oluşan kur farkı zararlarının Tek Düzen Hesap Planı uyarınca bu hesapta muhasebeleştirilmesinden kaynaklanmaktadır. Şöyle ki, "Dövize endeksli menkul değerler" üzerinde oluşan kur farkı karları "Kambiyo karı" hesabı yerine, "Menkul değerlerden alınan faiz gelirleri" hesabına kaydedilmektedir. Ancak, 2003 yılının üçüncü üç aylık döneminde olduğu gibi döviz kurlarının yılın başındaki kurların altına düşmesi

(Yetkili İmza / Kaşe)
AKBANK T.A.Ş.
GENEL MÜDÜRLÜĞÜ

durumunda, söz konusu kıymetler üzerinde oluşan kur farkı zararı öncelikle yıl içinde kur farkı geliri olarak "Menkul değerlerden alınan faiz gelirleri" hesabına kaydedilen tutardan düşülmekte, artan kısmı ise "Diğer faaliyet giderleri" olarak kaydedilmektedir. Bu nedenle yaklaşık 284.000 TL tutarındaki bu rakam özü itibariyle kur farkı zararı olmakla birlikte "Diğer faaliyet giderleri" olarak gösterilmektedir. Bu rakamın etkisi hariç tutulduğunda 30 Eylül 2003 tarihi itibariyle Banka'nın "Diğer faaliyet giderleri" yaklaşık 568.692 TL; "Net kambiyo karı" ise yaklaşık 109.471 TL olmaktadır.

i. Vergi karşılığı:

Üçüncü Bölüm XVII numaralı dipnotta da açıklandığı üzere Kurumlar Vergisi oranı esasen % 30'dur. Ancak yürürlükteki vergi kanunlarının enflasyon muhasebesi esaslarını tanımaması nedeniyle Banka'nın enflasyon muhasebesinin bir sonucu olarak kaydettiği "Net parasal pozisyon zararı" vergi hesaplamasında dikkate alınmamaktadır. Bu nedenle ilişikteki "Gelir tablosu"nda da görüleceği üzere 30 Eylül 2003 tarihi itibariyle Banka'nın vergi yükü yaklaşık % 34 seviyesinde gerçekleşmiştir. Bununla birlikte T.C. Maliye Bakanlığı 1 Ocak 2004 tarihinden itibaren Kurumlar Vergisi hesaplamasında enflasyon muhasebesi esaslarının uygulanmasını öngören bir yasa tasarısı hazırlamıştır. Sözkonusu tasarı Türkiye Büyük Millet Meclisi'nin onayına sunulmuştur. Enflasyon muhasebesi esaslarının Kurumlar Vergisi hesaplamasında dikkate alınmasını öngören tasarının yasalaşması durumunda 1 Ocak 2004 tarihinden itibaren "Net parasal pozisyon zararı" vergi hesaplamasında dikkate alınabilecek; dolayısıyla Banka'nın efektif vergi yükü halihazırdaki uygulamaya kıyasla azalacaktır.

IV. NAZIM HESAPLARA İLİŞKİN AÇIKLAMA VE DİPNOTLAR

a. Şarta bağlı yükümlülüklerle ilgili bilgiler:

1. Birlikte kontrol edilen ortaklıklarla ilgili şarta bağlı yükümlülükler:

Banka'nın birlikte kontrol edilen ortaklığı bulunmamaktadır.

2. Şarta bağlı varlık ve yükümlülüklerin muhasebeleştirilmesi, mali tablolarda belirtilmesi ya da belirtilmemesi kararı şarta bağlı olayın gerçekleşme olasılığı gözönünde bulundurularak verilir.

2(i). Şarta bağlı varlık için; şartın gerçekleşme olasılığı kesine yakınsa bu varlık muhasebeleştirilerek mali tablolara yansıtılır; şartın gerçekleşme olasılığı fazla ise bu varlık dipnotlarda açıklanır.

2(ii). Şarta bağlı yükümlülük için şartın gerçekleşme olasılığı fazla ise ve güvenilir olarak ölçülebiliyorsa karşılık ayrılarak mali tablolara yansıtılır; şartın gerçekleşme olasılığı güvenilir olarak ölçülemiyorsa bu yükümlülük dipnotlarda açıklanır. Şarta bağlı yükümlülük için, şartın gerçekleşme olasılığı yoksa veya az ise bu yükümlülük dipnotlarda açıklanır.

Bu kapsamda Banka aleyhine açılan bazı davaları şarta bağlı yükümlülük olarak nitelendirmiş ve bunlar için 4.726 TL tutarında karşılık ayırmıştır. Bunlar dışında şarta bağlı varlık veya yükümlülükler bulunmamaktadır.

b. Bilanço dışı yükümlülüklere ilişkin açıklama:

1. Gayri kabili rücu nitelikteki kredi taahhütlerinin türü ve miktarı: 5.691.090 TL tutarında kredi kartlarına verilen harcama limiti taahhüdü bulunmaktadır.

2. Bilanço dışı kalemlerden kaynaklanan muhtemel zararların ve taahhütlerin yapısı ve tutarı:

Bilanço dışı kalemlerden kaynaklanan muhtemel zararlar bulunmamaktadır. Bilanço dışı yükümlülüklerden oluşan taahhütler "Bilanço Dışı Yükümlülükler Tablosu"nda gösterilmiştir.

2(i). Garantiler, banka aval ve kabulleri ve mali garanti yerine geçen teminatlar ve diğer akreditifler dahil gayrinakdi krediler:

Banka kabul kredileri	:	10.614
Akreditifler	:	604.709
Diğer garantiler	:	901
Toplam	:	616.224

Başaran Nas
Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi
a member of
PRICEWATERHOUSECOOPERS
Tarafından Görüldü 20
İstanbul, Tarih 10/03

(Yetkili İmza / Kaşe)
GENEL MÜDÜRLÜĞÜ

2(ii). Kesin teminatlar, geçici teminatlar, kefaletler ve benzeri işlemler:

Geçici teminat mektupları	60.999
Kesin teminat mektupları	927.822
Avans teminat mektupları	41.615
Gümrüklere verilen teminat mektupları	209.016
Diğer teminat mektupları	114.461
Toplam	1.353.913

c. Gayrinakdi kredilerin toplam tutarı:

1. Gayrinakdi kredilerin toplam tutarı:

	Cari Dönem 30 Eylül 2003	Önceki Dönem 31 Aralık 2002
Nakit Kredi Teminine Yönelik Olarak Açılan Gayrinakdi Krediler	102.065	91.924
Bir Yıl veya Daha Az Süreli Asıl Vadeli	46.437	49.314
Bir Yıldan Daha Uzun Süreli Asıl Vadeli	55.628	42.610
Diğer Gayrinakdi Krediler	1.868.072	1.882.587
Toplam	1.970.137	1.974.511

2. Maddi duran varlık üzerindeki rehin, ipotek ve varsa diğer kısıtlamalar, maddi duran varlık alımı için verilen taahhütler:

Maddi duran varlıklar üzerinde rehin, ipotek veya diğer kısıtlamalar yoktur. Maddi duran varlık alımı için verilen taahhütler yoktur.

d. Bankaların uluslararası derecelendirme kuruluşlarına yaptırmış oldukları derecelendirmeye ilişkin özet bilgiler:

Fitch Ratings, 2003-2004 döneminde finansman sağlama konusundaki güven artışına işaret ederek ülke görünümünü iyileştirmiş ve ülke notunu yükseltmiştir. Buna paralel olarak Akbank'ın görünümünü ve notlarını da değiştirmiştir. Akbank'ın "Negatif" olan görünümünü 27 Ağustos 2003 tarihi itibariyle "Pozitif"e çevirmiştir. 1 Ekim 2003 tarihi itibariyle de "B-" olan Uzun Vadeli Yabancı Para Notunu "B"ye, "B" olan Uzun Vadeli Türk Lirası Notunu "B+"ya yükseltmiş ve "5" olan destek notunu iyileştirerek "4" olarak revize etmiştir. Akbank'ın Uzun Vadeli Türk Lirası Notu ülke notunun üzerinde kalmaya devam etmiştir.

Moody's 21 Ekim 2003'te yabancı para cinsinden ülke görünümünü mevduatlar için "Durağan"dan "Pozitif"e çevirmiştir. Moody's bu değişimin sebebi olarak TL'ye olan yönelimin artması ve reel faizlerdeki düşüş nedeniyle borç dinamiklerinde görülen iyileşmeyi belirtmiştir. Aynı gün Akbank'ın yabancı para cinsinden görünümü de "Pozitif"e çevrilmiştir.

(Yetkili İmza / Kaşe)

Söz konusu kuruluşların verdikleri derecelendirmeler aşağıdaki tabloda gösterilmektedir.

FITCHRATINGS
Ekim 2003 Derecelendirmesi

	Not	Görünüm
Yabancı Para Taahhütler		
Uzun Vadeli	B	Pozitif
Kısa Vadeli	B	
Türk Lirası Taahhütler		
Uzun Vadeli	B+	Pozitif
Kısa Vadeli	B	
Ulusal		
Uzun Vadeli	A+ (tur)	Durağan
Bireysel Derecelendirme	C	
Destek Notu	4	

MOODY'S
Ekim 2003 Derecelendirmesi

	Not	Görünüm
Finansal Güç Notu	D+	Pozitif
Yabancı Para Uzun Vadeli Mevduat Notu	B3	Pozitif
Türk Lirası Uzun Vadeli Mevduat Notu	Baa2	Durağan
Türk Lirası Kısa Vadeli Mevduat Notu	Prime-2	Durağan

(Yetkili İmza / Kaşe)

V. NAKİT AKIM TABLOSUNA İLİŞKİN AÇIKLAMA VE DİPNOTLAR

a. Nakit ve nakde eşdeğer varlıklara ilişkin bilgiler:

1. Nakit ve nakde eşdeğer varlıkları oluşturan unsurlar, bu unsurların belirlenmesinde kullanılan muhasebe politikası:

   Kasa ve efektif deposu ile T.C. Merkez Bankası dahil bankalardaki vadesiz mevduat "Nakit" olarak; orjinal vadesi üç aydan kısa olan bankalararası para piyasası plasmanları ve bankalardaki vadeli depolar "Nakde eşdeğer varlık" olarak tanımlanmaktadır.

2. Muhasebe politikasında yapılan herhangi bir değişikliğin etkisi: Bulunmamaktadır.

3. Nakit ve nakde eşdeğer varlıkları oluşturan unsurların bilançoda kayıtlı tutarları ile nakit akım tablosunda kayıtlı tutarları arasındaki mutabakat:

3(i). Dönem başındaki nakit ve nakde eşdeğer varlıklar:

	Cari Dönem 30 Eylül 2003	Önceki Dönem 30 Eylül 2002
Nakit	**376.570**	**861.882**
Kasa ve Efektif Deposu	265.003	303.916
Bankalardaki Vadesiz Mevduat	111.567	557.966
Nakde Eşdeğer Varlıklar	**3.338.914**	**4.806.922**
Bankalararası Para Piyasası	2.095.044	2.403.706
Bankalardaki Vadeli Depo	1.243.870	2.403.216
Toplam Nakit ve Nakde Eşdeğer Varlık	**3.715.484**	**5.668.804**

Önceki dönemde gerçekleşen işlemler neticesinde bulunan toplam değer, cari dönem başındaki nakit ve nakde eşdeğer varlıklar toplamını verir.

3(ii). Dönem sonundaki nakit ve nakde eşdeğer varlıklar:

	Cari Dönem 30 Eylül 2003	Önceki Dönem 30 Eylül 2002
Nakit	**355.715**	**526.215**
Kasa ve Efektif Deposu	204.022	257.445
Bankalardaki Vadesiz Mevduat	151.693	268.770
Nakde Eşdeğer Varlıklar	**1.204.750**	**3.756.307**
Bankalararası Para Piyasası	446.680	2.711.137
Bankalardaki Vadeli Depo	758.070	1.045.170
Toplam Nakit ve Nakde Eşdeğer Varlık	**1.560.465**	**4.282.522**

b. Banka'nın elinde bulunan ancak, yasal sınırlamalar veya diğer nedenlerle Banka'nın serbest kullanımında olmayan nakit ve nakde eşdeğer varlık mevcuduna ilişkin bilgi:

Yurtdışından sağlanan seküritizasyon kredileri ile ilgili olarak vadesiz ve üç aydan kısa vadeli banka mevduatı içerisinde yer alan toplam 32.438 TL tutarında serbest olmayan depo mevcuttur.

Başaran Nas
Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi
a member of
PRICEWATERHOUSECOOPERS
Tarafından Görüldü ZU
İstanbul, Tarih 10/03

(Yetkili İmza / Kaşe)

VI. BANKA'NIN DAHİL OLDUĞU RİSK GRUBU İLE İLGİLİ AÇIKLAMA VE DİPNOTLAR

a. Banka'nın dahil olduğu risk grubuna ilişkin işlemlerin hacmi, dönem sonunda sonuçlanmamış kredi ve mevduat işlemleri, döneme ilişkin gelir ve giderler:

1. Cari dönem - 30 Eylül 2003:

Banka'nın Dahil Olduğu Risk Grubu*	İştirak ve Bağlı Ortaklıklar		Banka'nın Doğrudan ve Dolaylı Ortakları		Risk Grubuna Dahil Olan Diğer Unsurlar	
	Nakdi	G.Nakdi	Nakdi	G.Nakdi	Nakdi	G.Nakdi
Krediler ve Diğer Alacaklar						
Dönem Başı Bakiyesi	73	25.491	356.723	373.171	2.075	9.562
Dönem Sonu Bakiyesi	1.482	23.767	252.758	351.394	9.344	10.828
Alınan Faiz ve Komisyon Gelirleri	7	22	33.350	623	3.356	15

*Bankaların Kuruluş ve Faaliyetleri Hakkında Yönetmeliğin 20 nci maddesinin (2) numaralı fıkrasında tanımlanmıştır.

Aşağıdaki tabloda cari dönem ve önceki dönem itibariyle, Banka'nın iştirak ve bağlı ortaklıkları, doğrudan ve dolaylı ortakları dahil olmak üzere tüm risk grubu şirketlerine kullandırılan nakit krediler şirket bazında gösterilmiştir. Tablodan görüleceği gibi risk grubu şirketlerinin bir bölümü yabancı şirketlerle yapılan ortaklıklardan oluşmaktadır; tabloda yabancı ortaklı şirketler ve yabancı ortaklık payları da belirtilmektedir.

Şirket Ünvanı	Kredi Tutarı 30 Eylül 2003	Kredi Tutarı 31 Aralık 2002	Yabancı Ortağın Adı	Yabancı Ortak Pay Oranı%
Carrefour Sabancı Tic. Merkezi A.Ş.	7.240	8.579	Carrefour	60
Brüt	295.593	296.096		
Eksi: Mevduat blokajı teminatı	(288.353)	(287.517)		
Exsa Export San. Mamulleri Satış ve Araştırma A.Ş.	48.798	90.773	-	-
Kordsa Sabancı Dupont Endüstriyel İplik ve Kord Bezi San. ve Tic. A.Ş.	36.553	63.556	E. I. Dupont	42
Temsa Termo Mekanik San. ve Tic. A.Ş.	3.322	1.973	-	-
Pilsa Plastik San. ve Tic. A.Ş.	13.469	16.312	-	-
Çimsa Çimento San. ve Tic. A.Ş.	212	11.337	-	-
Sakosa Sabancı ve Kosa İplik ve Kord Bezi San. ve Tic. A.Ş.	8.855	8.897	-	-
Dupont Sabancı International LLC.	35.100	45.810	E. I. Dupont	50
Marsa Kraft Jacobs Suchard Sabancı Gıda San. ve Tic. A.Ş.	6.396	9.424	Kraft Foods	49
Teknosa İç ve Dış Tic. A.Ş.	7.192	9.301	-	-
Toyotasa Toyota Sabancı Paz. ve Satış A.Ş.	7.359	4.751	Toyota Motor, Mitsui Co.	35
Enerjisa Enerji Üretim A.Ş.	3.411	5.935	E. I. Dupont, Heidelberg Cement, Bridgestone Co., Bekaert	14
Bossa Tic. ve San. İşletmeleri T.A.Ş.	11.342	5.592	-	-
Akçansa Çimento San. ve Tic. A.Ş.	421	9.178	Heidelberg Cement	40
İnsa A.Ş.	9.270	9.486	-	-
İnterkordsa Gmbh	11.018	9.749	E. I. Dupont	34
Brisa Bridgestone Sabancı Lastik San. ve Tic. A.Ş.	1.010	761	Bridgestone Co.	43
Yünsa Yünlü San. ve Tic. A.Ş.	17.291	6.314	-	-
Gıdasa A.Ş.	6.253	-	-	-
Diğer	29.072	41.143	-	-
Toplam	263.584	358.871		

Başaran Nas
Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi
a member of
PRICEWATERHOUSECOOPERS
Tarafından Görüldü
İstanbul, Tarih 10/03

(Yetkili İmza / Kaşe)

2. Önceki Dönem - 31 Aralık 2002:

Banka'nın Dahil Olduğu Risk Grubu*	İştirak ve Bağlı Ortaklıklar		Banka'nın Doğrudan ve Dolaylı Ortakları		Risk Grubuna Dahil Olan Diğer Unsurlar	
	Nakdi	G.Nakdi	Nakdi	G.Nakdi	Nakdi	G.Nakdi
Krediler ve Diğer Alacaklar						
Dönem Başı Bakiyesi	20	6.317	498.278	517.218	16.776	9.173
Dönem Sonu Bakiyesi	73	25.491	356.723	373.171	2.075	9.562
Alınan Faiz ve Komisyon Gelirleri **	-	-	33.248	202	4.079	5

*Bankaların Kuruluş ve Faaliyetleri Hakkında Yönetmeliğin 20 nci maddesinin (2) numaralı fıkrasında tanımlanmıştır.
**30 Eylül 2002 tutarlarını göstermektedir.

3. Banka'nın dahil olduğu risk grubuna ait mevduata ilişkin bilgiler:

Banka'nın Dahil Olduğu Risk Grubu*	İştirak ve Bağlı Ortaklıklar		Banka'nın Doğrudan ve Dolaylı Ortakları		Risk Grubuna Dahil Olan Diğer Unsurlar	
Mevduat	Cari Dönem 30 Eylül 2003	Önceki Dönem 31 Aralık 2002	Cari Dönem 30 Eylül 2003	Önceki Dönem 31 Aralık 2002	Cari Dönem 30 Eylül 2003	Önceki Dönem 31 Aralık 2002
Dönem Başı	33.096	14.669	314.215	429.214	62.790	-
Dönem Sonu	67.437	33.096	285.002	314.215	91.583	62.790
Mevduat Faiz Gideri**	714	657	20.252	18.142	7.184	374

*Bankaların Kuruluş ve Faaliyetleri Hakkında Yönetmeliğin 20 nci maddesinin (2) numaralı fıkrasında tanımlanmıştır.
** Önceki dönem bakiyeleri 30 Eylül 2002 tutarlarını göstermektedir.

4. Banka'nın, dahil olduğu risk grubu ile yaptığı vadeli işlemler ile opsiyon sözleşmeleri ile benzeri diğer sözleşmelere ilişkin bilgiler:

Banka'nın Dahil Olduğu Risk Grubu *	İştirak ve Bağlı Ortaklıklar		Banka'nın Doğrudan ve Dolaylı Ortakları		Risk Grubuna Dahil Olan Diğer Unsurlar	
	Cari Dönem 30 Eylül 2003	Önceki Dönem 31 Aralık 2002	Cari Dönem 30 Eylül 2003	Önceki Dönem 31 Aralık 2002	Cari Dönem 30 Eylül 2003	Önceki Dönem 31 Aralık 2002
Alım Satım Amaçlı İşlemler **						
Dönem Başı	640.211	32.218	-	-	-	-
Dönem Sonu	1.056.321	640.211	-	-	-	-
Toplam Kâr / Zarar	-	-	-	-	-	-
Riskten Korunma Amaçlı İşlemler **						
Dönem Başı	-	-	-	-	-	-
Dönem Sonu	-	-	-	-	-	-
Toplam Kâr / Zarar	-	-	-	-	-	-

* Bankaların Kuruluş ve Faaliyetleri Hakkında Yönetmeliğin 20 nci maddesinin (2) numaralı fıkrasında tanımlanmıştır.
** Banka'nın türev ürünleri "Finansal araçların muhasebeleştirilmesi standardı" ("MUY 1") gereğince "Riskten korunma amaçlı" ve "Alım-satım amaçlı" olarak sınıflandırılmaktadır. Buna göre, bazı türev işlemler ekonomik olarak Banka için risklere karşı etkin bir koruma sağlamakla birlikte, muhasebesel olarak MUY 1 kapsamında "Alım-satım amaçlı" olarak muhasebeleştirilmektedir.

Yukarıdaki tabloda yer alan rakamlar sözkonusu işlemlerin "alım" ve "satım" tutarlarının toplamını göstermektedir. Bu işlemlerin yapısı itibariyle, Banka'nın net pozisyonunu etkileyen tutarlar esas olarak "alım" ile "satım" tutarları arasındaki farklardır. Bu net tutarlar, 30 Eylül 2003 itibariyle 7.173 TL ve 31 Aralık 2002 itibariyle 13.427 TL'dir.

(Yetkili İmza / Kaşe)

b. Banka'nın dahil olduğu risk grubuyla ilgili olarak:

1. Taraflar arasında bir işlem olup olmadığına bakılmaksızın Banka'nın dahil olduğu risk grubunda yer alan ve Banka'nın kontrolündeki kuruluşlarla ilişkileri:

   Banka'nın söz konusu kuruluşlarla olan ilişkileri Bankalar Kanunu'na uygun olarak, normal banka-müşteri ilişkisi çerçevesinde ve piyasa koşulları dahilinde her türlü bankacılık işlemlerini kapsamaktadır.

2. Yapılan işlemin türü, tutarı ve toplam işlem hacmine olan oranı, başlıca kalemlerin tutarı ve tüm kalemlere olan oranı, fiyatlandırma politikası ve diğer unsurlar:

   Yapılan işlemler arasında en önemli tutarlar kredi ve mevduatla ilgilidir. Fiyatlandırma ve diğer koşullar piyasada geçerli olan oranlar ve koşullar üzerinden yapılmaktadır. Risk grubu şirketlerine kullandırılan kredilerin toplam kredilere oranı % 4 (31 Aralık 2002: % 5); risk grubu şirketlerinin mevduatının toplam mevduata oranı % 3'tür (31 Aralık 2002: % 2). Gelir-gider kalemleri içinde risk grubu şirketleriyle yapılan işlemler önemlilik arzetmemektedir. Risk grubu şirketlerine kullandırılan gayrinakdi kredilerin toplam gayrinakdi kredilere oranı ise % 20'dir (31 Aralık 2002: % 21).

3. Özsermaye yöntemine göre muhasebeleştirilen işlemler: Bulunmamaktadır.

4. Gayrimenkul ve diğer varlıkların alım-satımı, hizmet alımı-satımı, acenta sözleşmeleri, finansal kiralama sözleşmeleri, araştırma ve geliştirme sonucu elde edilen bilgilerin aktarımı, lisans anlaşmaları, finansman (krediler ve nakit veya ayni sermaye destekleri dahil), garantiler ve teminatlar ile yönetim sözleşmeleri gibi durumlarda işlemlerle ilgili bilgiler:

   Banka, şubeleri aracılığıyla, Aksigorta A.Ş. ve Ak Emeklilik A.Ş.'nin acentelik faaliyetlerini yürütmektedir. Finansal kiralama işlemlerinin tamamı Banka'nın iştiraki olan BNP Ak Dresdner Bank A.Ş.'nin % 100 oranda sahip olduğu BNP Ak Dresdner Finansal Kiralama A.Ş. ile yapılmıştır.

   Risk grubuna dahil firmaların nakdi ve gayrinakdi kredi ihtiyaçları Bankalar Kanunu'ndaki sınırlamalar ve cari piyasa faiz oranları ve koşulları dikkate alınarak karşılanmaktadır.

VII. ENFLASYON MUHASEBESİNE İLİŞKİN AÇIKLAMA VE DİPNOTLAR

a. Paranın satın alma gücündeki değişikliklerin mali tablolar üzerindeki etkisini gidermek amacıyla mali tablolar, TL'nin bilanço tarihindeki satın alma gücü esas alınarak hazırlanmıştır.

b. Enflasyon muhasebesine göre düzeltilen ilişikteki mali tablolar, düzeltilme işlemine tabi tutulmadan önce sabit kıymetler üzerindeki yeniden değerlemeden doğan değer artışları haricinde, tarihi maliyet esasına göre tutulan kanuni defterler baz alınarak hazırlanmıştır.

c. 30 Eylül 2003 tarihli mali tabloların enflasyonun etkilerine göre yeniden düzenlenmesi için Devlet İstatistik Enstitüsü'nün aylık bazda açıkladığı, aşağıda belirtilen Toptan Eşya Fiyatları Genel Endeksi (TEFE), ve; TEFE esas alınarak hazırlanan düzeltme katsayıları kullanılmıştır:

Tarih	TEFE	Düzeltme Katsayısı
30 Eylül 2003	7.173,300	1,0000
31 Aralık 2002	6.478,800	1,1072
30 Eylül 2002	6.024,600	1,1907
31 Aralık 2001	4.951,700	1,4487

d. Bilançodaki parasal kalemler, bilanço gününde geçerli parasal ölçü birimi cinsinden ifade edildiklerinden düzeltme işlemine tabi tutulmamışlardır. Parasal olmayan kalemler içinde yer alan ancak cari değerleri ile değerlenen yabancı para aktif ve pasif hesaplar ile getirileri veya anaparaları enflasyona veya yabancı paraya endekslenmiş olan varlık ve yükümlülükler için ilgili düzenlemeler gereğince düzeltme işlemi yapılmamış ve parasal kâr veya zararın hesaplanmasında parasal kalemler gibi işleme tabi tutulmuşlardır.

Bilanço tarihinde paranın cari satın alma gücü cinsinden ifade edilmemiş parasal olmayan bilanço kalemleri düzeltme işlemine tabi tutularak paranın cari satın alma gücü cinsinden ifade edilmiştir. Düzeltme işleminde, ilgili varlığın veya yükümlülüğün bilançoya ilk kaydedildiği tarih esas alınmıştır.

- Varlıkların düzeltilmesi, aktife ilk giriş tarihleri dikkate alınarak yapılmıştır. Amortismana tabi varlıkların düzeltilmesinde, ilgili mevzuat uyarınca yapılmış olan yeniden değerlemenin ilgili varlıklar ve birikmiş amortismanlar üzerindeki etkileri arındırılmıştır.

- Özkaynak kalemlerinin düzeltilmesinde, yeniden değerleme değer artış fonu gibi fonların sermayeye ilave edilmesi ortakların sermayeye katkısı olarak dikkate alınmamış; bu tür fonlar sermayeden indirilmiştir. Yedek akçeler, dağıtılmamış kârlar, hisse senedi ihraç primi, iştirak ve gayrimenkul satış karı gibi yeniden değerleme sonucu oluşmamış tutarların sermayeye ilave edilmesi ortaklar tarafından konulan sermaye olarak dikkate alınmıştır. Gerçekleştirilen düzeltme işlemleri sonucunda ödenmiş sermayede kayıtlı nominal değerine göre oluşan artış tutarı mali tablolarda "Ödenmiş sermayenin enflasyona göre düzeltmesinden kaynaklanan sermaye yedekleri" olarak özkaynaklar içinde gösterilmiştir.

- Gelir tablosundaki bütün kalemler ilgili ay için geçerli düzeltme katsayısı kullanılarak düzeltilmiştir.

(Yetkili İmza / Kaşe)

- Fiyat endeksinin aylık fiyat değişimlerini gösterecek şekilde yayımlanması nedeniyle, bir ay içinde gerçekleşen tüm işlemler için aynı düzeltme katsayısı kullanılmıştır.

- Enflasyonun Banka'nın net parasal durumu üzerindeki etkisi gelir tablosunda "Net parasal pozisyon karı veya zararı" olarak yer almaktadır.

- Türk lirası cinsinden iştirakler, bağlı ortaklıklar ve satılmaya hazır portföyde yer alan hisse senetleri, bunlara ilişkin kayıtlı tutarlarından, bu kuruluşların oluşturmalarına izin verilen yeniden değerleme değer artış fonu gibi fonların sermayelerine eklenmesi nedeniyle elde edilen tutarlar ve kur farkları dahil finansman giderleri indirildikten sonra, kalan bakiyeleri dikkate alınarak enflasyona göre düzeltme işlemine tabi tutulmuştur.

  Yabancı para cinsinden iştirak, bağlı ortaklık ve satılmaya hazır portföyde yer alan hisse senetlerinin düzeltilmiş tutarları, bu yatırımların ilgili döviz cinsinden elde etme maliyetlerinin bilanço tarihindeki döviz kurları kullanılarak Türk lirasına çevrilmesi suretiyle hesaplanmıştır.

  Enflasyon muhasebesine göre düzeltilmiş tutarların net gerçekleşebilir değerin üzerinde olması durumunda, değer düşüklüğünün kalıcı veya geçici olması, değer düşüklüğünün oranı gibi kriterler de dikkate alınarak, ilgili iştirak, bağlı ortaklık ve satılmaya hazır portföyde yer alan hisse senetlerinin değeri net gerçekleşebilir değere veya varsa rayiç değere indirilmiştir.

e. Amortismana tabi varlıkların düzeltilmesinde, ilgili mevzuat uyarınca yapılmış olan yeniden değerlemenin ilgili varlıklar üzerindeki etkisi arındırılmıştır. Amortisman varlıkların enflasyon muhasebesine göre düzeltilmiş tutarları üzerinden "Doğrusal yöntem"e göre varlıkların tahmini faydalı ömürleri üzerinden "Kıst esası"na göre ayrılmıştır. Varlıkların faydalı ömürlerine ilişkin bilgiler ilgili dipnotlarda verilmiştir. Önemlilik ilkesi çerçevesinde gerekli görülen varlıklar için bağımsız değerleme kuruluşları tarafından ekspertiz değeri saptanmıştır.

f. Türk Ticaret Kanunu ve Banka'nın ana sözleşmesi çerçevesinde oluşan yedek akçeleri ile Banka'nın ödenmiş sermayesi nominal (enflasyon düzeltmesine tutulmaksızın) değerleriyle aşağıda gösterilmiştir.

	30 Eylül 2003	31 Aralık 2002
Ödenmiş Sermaye	1.200.000	816.000
Kanuni Yedek Akçeler	119.117	78.032
İhtiyari Yedek Akçeler ve Dağıtılmamış Karlar	1.298.453	657.656

g. 31 Aralık 2002 tarihli mali tablolar Başaran Nas Serbest Muhasebeci Mali Müşavirlik A.Ş., a member of PricewaterhouseCoopers, tarafından denetlenmiştir. Yapılan denetim sonucunda söz konusu mali tabloların Banka'nın mali durumunu ve faaliyet sonuçları ve nakit akımlarını Bankalar Kanunu'nun 13üncü maddesi gereğince yürürlükte bulunan düzenlemelerde belirlenen muhasebe ilke ve standartlarına uygun olarak doğru biçimde yansıttığı hususunda görüş bildirilmiştir.

h. Dönem içinde tahakkuk eden ve döneme yaygın olarak yapılan giderler ve sağlanan gelirler, gelir ve gider kalemlerinde gerçekleşen hareketlerin mevsimsellik göstermediği ve döneme

(Yetkili İmza / Kaşe)

eşit biçimde dağılmış olduğunu doğrulayıcı nesnel ölçütlerin var olması durumuna ilişkin açıklama:

Dönem içinde tahakkuk eden ve döneme yaygın olarak yapılan giderler ve sağlanan gelirler, gelir ve gider kalemlerinde gerçekleşen hareketler mevsimsellik göstermemekte ve döneme eşit biçimde dağılmaktadır. Buradan hareketle tüm gelir ve gider kalemlerinin tek bir "yıllık ortalama" katsayı ile çarpılarak enflasyon düzeltmesine tabi tutulması mümkündür. Ancak Banka daha doğru bir hesaplama ve mali tablo sunumu sağlamak amacıyla "Vergi karşılığı" dışındaki tüm gelir gider kalemlerini ilgili ayların katsayılarını kullanarak enflasyon düzeltmesine tabi tutmuştur. Vergi karşılığının ise niteliği itibariyle yıllık ortalama katsayı kullanılarak düzeltilmesi daha uygun görülmüştür.

(Yetkili İmza / Kaşe)

VIII. BİLANÇO SONRASI HUSUSLARA İLİŞKİN AÇIKLAMA VE DİPNOTLAR

1. Bilanço sonrası hususlar ile ilgili bilgiler:

a. Banka, 3 Ekim 2003 tarihinde IFC yönetiminde 14 yurtdışı banka ve kuruluşun katılımı ile sağlanan, 3 yıl vadeli Libor+%2.5 faiz oranlı ve 100 milyon USD tutarında kredi almıştır.

b. Banka Yönetim Kurulu'nun 10 Ekim 2003 tarihli toplantısında, kayıtlı sermaye tavanının 1,300 trilyon TL artırılarak 1,200 trilyon TL'den 2,500 trilyon TL'ye yükseltilmesi kararı alınmıştır.

2. Kurlarda bilanço tarihinden sonra ortaya çıkan ve açıklanmaması mali tablo kullanıcılarının finansal tablolar üzerinde değerlendirme yapmasını ve karar vermesini etkileyecek önemlilikteki değişikliklerin yabancı para işlemler ile kalemlere ve mali tablolara olan etkisi ile Banka'nın yurtdışındaki faaliyetlerine etkisi:

Dördüncü Bölüm V. no'lu dipnotta da görüldüğü üzere, Banka'nın net döviz pozisyonu çok düşük seviyededir. Bu nedenle kurlarda meydana gelen değişikliklerin Banka'nın mali bünyesi üzerinde önemli bir etkisi olmamaktadır.

(Yetkili İmza / Kaşe)

ALTINCI BÖLÜM
DİĞER AÇIKLAMA VE DİPNOTLAR

I. BANKA'NIN FAALİYETLERİNE İLİŞKİN DİĞER AÇIKLAMALAR

Bulunmamaktadır.

(Yetkili İmza / Kaşe)

YEDİNCİ BÖLÜM
SINIRLI DENETİM RAPORUNA İLİŞKİN AÇIKLAMALAR

I. SINIRLI DENETİM RAPORUNA İLİŞKİN AÇIKLAMALAR

30 Eylül 2003 tarihi itibariyle ve aynı tarihte sona eren döneme ait düzenlenen konsolide olmayan mali tablolar Başaran Nas Serbest Muhasebeci ve Mali Müşavirlik A.Ş. (a member of PricewaterhouseCoopers) tarafından sınırlı denetimden geçmiştir. 27 Ekim 2003 tarihli sınırlı denetim raporunda, konsolide olmayan mali tabloların Banka'nın 30 Eylül 2003 tarihi itibariyle mali durumunu ve aynı tarihte sona eren döneme ait faaliyet sonuçlarını Bankalar Kanunu'nun 13 üncü maddesi gereğince yürürlükte bulunan düzenlemelerde belirlenen muhasebe ilke ve standartlarına uygun olarak doğru bir biçimde yansıtmadığına dair önemli bir hususa rastlanmadığı belirtilmiştir.

(Yetkili İmza / Kaşe)

Istanbul, 16 February 2004

AKBANK T.A.S.
Earnings Release
2003 RESULTS (BRSA)

"Cash is King"

Parallel to the general trend in the sector, the shift towards TL assets has been strong in Akbank's balance sheet, specifically in loans. Since the beginning of the year, the total loan book has soared 21.8% in real terms and reached 13.1% of the market. In fact, a closer look at the breakdown indicates that the increase in TL loans has been much more aggressive than the growth in FX loans. TL denominated credits have grown by 185.8%, which is almost four times faster than the sector, while FX denominated credits increased 10.8% in FX terms. The major contribution to this impressive performance came from retail loans (mainly credit card and auto loans) and SME loans. Furthermore, net fee and commission income of Akbank recorded a 57.2% growth in 2003, largely benefiting from the increasing credit card issuance and fund management volume.

(USD 1=TRL 1,427,500)

- **Securities**

Despite a slight 3.1% q-o-q rise in the volume of Akbank's securities portfolio, its proportion to total assets has contracted to 47.8% versus 49.6%, due to the stronger growth in loans in the last quarter. Meanwhile, the weight of TL denominated securities, which are mostly recorded under "available-for-sale securities" (mark-to-market gains are recorded under shareholder's equity) dropped slightly. Consequently, TL securities made up 49.9% of the total portfolio versus 51.8% in the previous quarter.

(TL trillion)	Fix	Floating	Total
Trading securities	6,080	653	6,733
Available for sale-securities	4,376	2,320	6,696
Held-to-Maturity	0	645	645
Equity	12		12
Total	10,468	3,618	14,086

- **Loans**

As the macro economic environment improved further in 4Q2003, Akbank became even more aggressive in extending loans. The Bank augmented the size of its loan book by TL 1,710trn (USD 1,198mn) just in the last quarter, reaching TL 8,717trn (USD 6,107mn) for the whole year. This remarkable jump is owed to the performance in TL loans, which constituted 44.0% of the total loans versus 34.3% q-o-q.

With interest earning assets well in excess of interest bearing liabilities, Akbank enjoys the benefit of a good level of free capital (USD 2,845mn) that

allows for long term financing and subdues the negative impact of rising rates. This places the Bank in the advantageous position of having the power to offer larger amounts of loans with longer maturities, and grow its assets more aggressively than the competitors. It also allows Akbank to be less aggressive in terms of its TL deposit rates.

	2003	2002	Change (%)
TL loans (TL trillion)	3,837	1,342	185.8
FX loans (USD million)*	3,419	3,084	10.8

*FX loans are stated with the exchange rates effective at respective dates

In line with the strategy of shifting focus to higher yielding loan products, the share of retail and SME loans in total reached 23.2% and 16.0%, respectively. The significant increase in retail loans is mainly owed to the robust volume growth in auto and credit card loans.

- **SME Loans**

Meanwhile, Akbank introduced new SME products like "My Company" and "biz.card", and further segmented its SME operations into commercial and small, in which the latter is transferred under the retail banking unit from corporate banking. Small businesses are categorized as companies with less than USD 2mn annual sales volume. Companies with less than USD 30mn but more than USD 2mn are called "commercial" businesses. Each segment now has its own scoring and evaluation processes, which speeds up the credit procedure remarkably. The main reason for the mentioned reorganization is to better position the Bank for the planned aggressive SME loan growth. Akbank aims to increase the share of its SME loans up to 24% from 16.0% in 2004. Hence, SME loans improved by 197.8% and reached TL 1,397trn (USD 979mn) y-o-y.


28.6%
29.7%
25.5%
22.9%
19.5%
50.4%
46.6%
48.0%
44.1%
39.2%
16.3%
23.2%
6.6%
10.5%
10.7%
13.1%
16.0%
Dec-02
Mar-03
Jun-03
Sep-03
Dec-03
SME
Retail
Corporate
Project Finance

- **Retail Loans**

Thanks to its unmatched pricing capability and close partnerships with almost all major car dealers in Turkey, Akbank didn't see much competition in the way of increasing the volume of its auto loans. Consequently, auto loans figure reached TL 1,273trn (USD 892mn), capturing a market share of 32.7%, compared to 17.6% in 2002. Overall, retail loans increased 236.2% y-o-y and reached TL 2,019trn (USD 1,414mn).

Average yield in retail loans, which is mostly (70%) made up of auto loans, has been 37.7% with an average maturity of 319 days as at 28.December.2003. It is also important to remember that auto loans represent a significant contribution to the Bank's commission income and a perfect opportunity to cross-sell.

(Market share)	2003	2002
Retail loans	21.5%	13.1%
Car loans	32.7%	17.6%
Home loans	15.4%	3.0%
Credit card loans	11.4%	8.1%
Credit cards (volume)	10.6%	9.3%
Credit cards (# of cards)*	2,106,380	1,592,915

*Including Amex

Despite the rapid loan growth, NPL ratio ebbed to 1.3% level. Akbank continues to provide full provisioning for its NPLs.

- **Deposits**

The takeover of Imarbank by the Savings and Deposit Insurance Fund (SDIF) in July 2003 accelerated the flight-to-quality in the sector. Consequently, Akbank's deposits recorded an 8.1% increase of TL 1,440trn (USD 1,008mn) q-o-q. Although, the annual growth came at a mere 1% in real TL terms, which is a result of the appreciation of the TL, this was better than the 3.1% contraction for the sector. A more detailed analysis shows that Akbank's TL and FX deposits have recorded 19.7% and 24.6%* growth, which are well above the sector's 15.5% and 9.9%*, respectively.

	2003	2002	Change
TL deposits (TL trillion)	5,994	5,008	19.7%
FX deposits (USD)*	9,183	7,372	24.6%

*FX deposits are stated with the exchange rates effective at respective dates

- **Bonds in Custody and Mutual Funds**

Supported by its widespread distribution network, Akbank has continued to exploit the shift in customer investment preferences towards government bonds. The bonds under custody reached TL 11,248trn (USD 7,879mn) from TL 9,193trn (USD 6,440mn) q-o-q, which constitutes roughly the third of the market. Investor appetite for government bonds coupled with a remarkable mutual funds sales performance has pushed the broad "client money" of Akbank (deposits, managed funds, bonds in custody, repo) to TL 32,493trn (USD 22,763mn). This figure indicates a 25.9% jump in 2003, more than thrice the sector's growth of 7.1%.

The total size of Akbank's mutual funds reached TL 2,878trn (USD 2,016mn) by the end of 2003, indicating a 117.1% increase y-o-y. The underlying factors behind this robust performance are better than average fund yields, aggressive sales targets to branches and intensive marketing efforts (direct calls, newspapers, radio spots, etc.), ranking Akbank second

among all fund managers in Turkey. The Bank's 2004 target is USD 2.8bn at 18% market share.

- **Income Statement**

Thanks to the constantly increasing assets under management and credit cards, net fees and commissions of Akbank increased by 57.2% and reached TL 197trn (USD 138mn) versus TL 125trn (USD 88mn) y-o-y. Commissions earned improved by 14.4%, while commissions paid shrunk 7.8%.

(Fees and commissions revenue contribution)*	(%)
Money transfer fees	9.4
Asset management fees	19.7
Credit cards commissions	58.1
Other	12.9

*excluding commissions from cash and non-cash loans

Akbank posted a phenomenal TL 1,325trn (USD 928mn) of net profit, which represents 69.6% hike y-o-y. While the windfall gains from declining real rates and robust trading gains have contributed to the bottomline in 2003, the Bank is rapidly gaining ground in terms of TL loans, which are highly compensating for the existing relatively lower-yielding FX assets. Asset growth and subdued monetary loss have also affected the profitability positively.

(TL trillion)	2003	2002*
Net operating income	**2,442**	**1,978**
Income from associates	12	86
Monetary loss	(414)	(688)
Income before tax	**2,040**	**1,376**
Taxes	(715)	(595)
Net income	**1,325**	**781**

*2002 figures are restated by the WPI of 2003

ROAE and ROAA ratios were recorded as **30.3%** and **4.6%**, respectively. Thanks to the Bank's constant focus on operational efficiency, cost to average assets ratio dropped to 2.9% from 3.0% y-o-y. We expect the ongoing transformation in Akbank to gradually push this ratio further down.

- **Dividend Policy**

In line with the earlier announced dividend policy, Akbank initiated the procedure to distribute 33.4% of its 2003 distributable profit as cash dividend to its shareholders who are described in its articles of incorporation. This ratio corresponds to 3.4% dividend yield (TL 300trn) and 250 TL dividend per share for common shareholders.

In addition, Akbank will raise its paid-in-capital to TL 1,500trn from TL 1,200trn via a 25% bonus issue.

Key Ratios

	31.12.2003	31.12.2002
Interest Earning Assets / Total Assets	87.0%	88.3%
Interest Bearing Liabilities / Total Liabilities	79.2%	83.0%
NPL / Gross Cash Loans	1.3%	1.8%
Allowance for Loan losses / NPL	100.0%	100.0%
Gross Cash loans / Deposits	46.2%	38.5%
Deposits / Total Assets	64.8%	67.9%
Gross Cash Loans / Total Assets	29.9%	26.2%
Liquid Assets* / Total Assets	58.2%	63.6%

	31.12.2003	31.12.2002
NIM	11.0%	8.4%
ROAA	4.6%	2.9%
ROAE	30.3%	23.3%
Net Fees and Commissions / Operating Expense	24.0%	15.8%
Net Fees and Commissions / Operating Income	6.6%	6.0%
Cost / Income	27.4%	38.0%
Operating Expense / Total average Assets	2.9%	3.0%

*Liquid assets include cash, banks and other financial institutions, money market, securities and reserve requirements

Appendices:
BRSA Financial Statements

Further information can be obtained from:

Mr. Cenk Goksan	IR Manager	90 212	280 13 35
Mr. Şehsuvar Aladağ	IR Officer	90 212	279 07 61

investor.relations@akbank.com

This press release is available on the Internet at www.akbank.com where you would also find our latest investor presentation

AKBANK T.A.Ş.

PUBLICLY AVAILABLE UNCONSOLIDATED FINANCIAL STATEMENTS AT 31 DECEMBER 2003, PREPARED IN ACCORDANCE WITH BRSA

AKBANK T.A.Ş.
BALANCE SHEETS AT 31 DECEMBER 2003 AND 31 DECEMBER 2002
ADJUSTED FOR THE EFFECTS OF INFLATION IN TURKISH LIRA (TL)

(Amounts are expressed in billions of TL, in terms of purchasing power of TL at 31 December 2003)

	ASSETS	(31/12/2003)			(31/12/2002)		
		TL	Foreign Currency	Total	TL	Foreign Currency	Total
I.	**Cash**	**108,419**	**105,262**	**213,681**	**108,769**	**164,988**	**273,757**
1.1	Cash	108,350	-	108,350	108,079	-	108,079
1.2	Foreign Currency	-	102,911	102,911	-	164,639	164,639
1.3	Central Bank of Turkey	69	2,351	2,420	690	349	1,039
II.	**Trading Securities (Net)**	**1,244,031**	**5,489,430**	**6,733,461**	**2,469,163**	**2,926,250**	**5,395,413**
2.1	Government Debt Securities	1,244,009	5,473,403	6,717,412	2,469,150	2,905,288	5,374,438
2.1.1	Government Bonds	988,743	5,473,403	6,462,146	1,403,899	2,900,514	4,304,413
2.1.2	Treasury Bills	255,266	-	255,266	1,065,251	4,774	1,070,025
2.1.3	Other	-	-	-	-	-	-
2.2	Share Certificates	22	-	22	13	-	13
2.3	Other Marketable Securities	-	16,027	16,027	-	20,962	20,962
III.	**Banks and Other Financial Institutions**	**2,027**	**927,550**	**929,577**	**2,295**	**1,486,723**	**1,489,018**
3.1	Banks	2,027	927,550	929,577	2,295	1,486,723	1,489,018
3.1.1	Domestic Banks	2,027	-	2,027	2,295	-	2,295
3.1.2	Foreign Banks	-	927,550	927,550	-	1,486,723	1,486,723
3.2	Other Financial Institutions	-	-	-	-	-	-
IV.	**Money Market**	**0**	**396,845**	**396,845**	**1,669,256**	**486,770**	**2,156,026**
4.1	Interbank Money Market	-	396,845	396,845	1,669,256	486,770	2,156,026
4.2	Receivables from Istanbul Stock Exchange Clearing House	-	-	-	-	-	-
4.3	Receivables from reverse repurchase agreements	-	-	-	-	-	-
V.	**Available-for-sale Securities (net)**	**5,145,037**	**1,563,062**	**6,708,099**	**3,354,663**	**2,790,443**	**6,145,106**
5.1	Share Certificates	12,266	69	12,335	8,612	76	8,688
5.2	Other Marketable Securities	5,132,771	1,562,993	6,695,764	3,346,051	2,790,367	6,136,418
VI.	**Loans**	**3,836,944**	**4,880,511**	**8,717,455**	**1,342,487**	**5,816,342**	**7,158,829**
6.1	Short-term	2,310,467	945,522	3,255,989	1,165,320	971,221	2,136,541
6.2	Medium and Long-term	1,526,477	3,934,989	5,461,466	177,167	4,845,121	5,022,288
6.3	Loans under follow-up	70,071	40,490	110,561	78,653	51,068	129,721
6.4	Allowances (-)	70,071	40,490	110,561	78,653	51,068	129,721
VII.	**Factoring Receivables**	-	-	-	-	-	-
VIII.	**Held-to-maturity Securities (net)**	**644,765**	-	**644,765**	**769,131**	-	**769,131**
8.1	Government Debt Securities	644,765	-	644,765	769,131	-	769,131
8.1.1	Government Bonds	644,765	-	644,765	769,131	-	769,131
8.1.2	Treasury Bills	-	-	-	-	-	-
8.1.3	Other	-	-	-	-	-	-
8.2	Other Marketable Securities	-	-	-	-	-	-
IX.	**Investments and Associates (net)**	**98,888**	**95,271**	**194,159**	**95,076**	**113,929**	**209,005**
9.1	Financial Investments and Associates	74,580	95,271	169,851	70,768	113,929	184,697
9.2	Non-financial Investments and Associates	24,308	-	24,308	24,308	-	24,308
X.	***Subsidiaries (net)***	***98,183***	***89,265***	***187,448***	***91,651***	***49,258***	***140,909***
10.1	Financial Subsidiaries	98,183	89,265	187,448	90,392	49,258	139,650
10.2	Non-Financial Subsidiaries	-	-	-	1,259	-	1,259
XI.	**Oher Investments (net)**	-	-	-	-	-	-
XII.	**Financial Lease Receivables (net)**	-	-	-	-	-	-
12.1	Cumulative Rental Receivable	-	-	-	-	-	-
12.2	Unearned Income (-)	-	-	-	-	-	-
XIII.	**Reserve Requirements with the Central Bank of Turkey**	**439,632**	**1,086,460**	**1,526,092**	**223,373**	**1,263,657**	**1,487,030**
XIV.	**Miscellaneous Receivables**	**38,180**	**456**	**38,636**	**53,270**	**542**	**53,812**
XV.	**Accrued Interest and Income Receivable**	**2,072,284**	**489,906**	**2,562,190**	**1,655,601**	**352,611**	**2,008,212**
15.1	Loans	130,001	41,637	171,638	34,760	65,713	100,473
15.2	Marketable Securities	1,926,489	253,465	2,179,954	1,593,278	157,624	1,750,902
15.3	Other	15,794	194,804	210,598	27,563	129,274	156,837
XVI.	**Property and Equipment**	**573,881**	**6,405**	**580,286**	**507,285**	**30,209**	**537,494**
16.1	Book Value	903,536	7,785	911,321	1,025,026	32,039	1,057,065
16.2	Accumulated Depreciation (-)	329,655	1,380	331,035	517,741	1,830	519,571
XVII.	**Intangibles (Net)**	**19,237**	-	**19,237**	**13,991**	-	**13,991**
17.1	Goodwill	-	-	-	-	-	-
17.2	Other	35,788	-	35,788	27,409	-	27,409
17.3	Accumulated Amortisation (-)	16,551	-	16,551	13,418	-	13,418
XVIII.	**Other Assets**	**19,407**	**12,921**	**32,328**	**19,276**	**4,823**	**24,099**
	TOTAL ASSETS	14,340,915	15,143,344	29,484,259	12,375,287	15,486,545	27,861,832

AKBANK T.A.Ş.
BALANCE SHEETS AT 31 DECEMBER 2003 AND 31 DECEMBER 2002
ADJUSTED FOR THE EFFECTS OF INFLATION IN TURKISH LIRA (TL)

(Amounts are expressed in billions of TL, in terms of purchasing power of TL at 31 December 2003)

	LIABILITIES and SHAREHOLDERS' EQUITY	(31/12/2003)			(31/12/2002)		
		TL	Foreign Currency	Total	TL	Foreign Currency	Total
I.	**Deposits**	**5,994,439**	**13,108,763**	**19,103,202**	**5,008,047**	**13,901,631**	**18,909,678**
1.1	Interbank Deposits	123,627	1,214,463	1,338,090	12,162	522,615	534,777
1.2	Saving Deposits	4,428,654	-	4,428,654	3,449,279	-	3,449,279
1.3	Public Sector Deposits	13,486	-	13,486	7,420	-	7,420
1.4	Commercial Deposits	1,210,987	-	1,210,987	1,309,635	-	1,309,635
1.5	Other Institutions Deposits	217,685	-	217,685	229,551	-	229,551
1.6	Foreign Currency Deposits	-	11,894,300	11,894,300	-	13,379,016	13,379,016
1.7	Gold Vault	-	-	-	-	-	-
II.	**Money Market**	**602,895**	**-**	**602,895**	**535,011**	**-**	**535,011**
2.1	Interbank Money Market	-	-	-	-	-	-
2.2	Funds from Istanbul Stock Exchange Clearing House	-	-	-	-	-	-
2.3	Funds Deposited Under Repurchase Agreements	602,895	-	602,895	535,011	-	535,011
III.	**Funds Borrowed**	**33,314**	**3,614,557**	**3,647,871**	**15,768**	**3,652,382**	**3,668,150**
3.1	Funds Borrowed from the Central Bank of Turkey	-	-	-	-	-	-
3.2	Other Funds Borrowed	33,314	3,614,557	3,647,871	15,768	3,652,382	3,668,150
3.2.1	Domestic Banks and Institutions	33,314	14,121	47,435	15,768	3,781	19,549
3.2.2	Foreign Banks, Institutions, and Funds	-	3,600,436	3,600,436	-	3,648,601	3,648,601
IV.	**Marketable Securities Issued (net)**	-	-	-	-	-	-
4.1	Bills	-	-	-	-	-	-
4.2	Asset Backed Securities	-	-	-	-	-	-
4.3	Bonds	-	-	-	-	-	-
V.	**Funds**	-	-	-	-	-	-
VI.	**Miscellaneous Payables**	**63,990**	**41,092**	**105,082**	**34,117**	**27,933**	**62,050**
VII.	**Other Liabilities**	**13,464**	**26,351**	**39,815**	**23,746**	**37,325**	**61,071**
VIII.	**Taxes and Other Duties Payable**	**52,616**	**495**	**53,111**	**49,262**	**55**	**49,317**
IX.	**Factoring Payables**	-	-	-	-	-	-
X.	**Leasing Payables (net)**	**387**	**10,222**	**10,609**	**929**	**18,793**	**19,722**
10.1	Leasing Payables	387	11,605	11,992	929	22,269	23,198
10.2	Deferred Leasing Expenses (-)	-	1,383	1,383	-	3,476	3,476
XI.	**Accrued Interest and Expenses Payable**	**174,376**	**214,452**	**388,828**	**188,220**	**276,767**	**464,987**
11.1	Deposits	100,050	41,363	141,413	116,425	51,499	167,924
11.2	Borrowings	2,082	18,824	20,906	1,780	17,418	19,198
11.3	Repurchase Agreements	519	-	519	900	-	900
11.4	Other	71,725	154,265	225,990	69,115	207,850	276,965
XII.	**Provisions**	**479,159**	**6,439**	**485,598**	**380,930**	**3,964**	**384,894**
12.1	General Loan Loss Provision	52,049	-	52,049	34,790	-	34,790
12.2	Reserve for Employment Termination Benefits	11,398	-	11,398	9,080	-	9,080
12.3	Provision for Income Taxes	262,087	-	262,087	334,805	-	334,805
12.4	Insurance Technical Provisions (Net)	-	-	-	-	-	-
12.5	Other Provisions	153,625	6,439	160,064	2,255	3,964	6,219
XIII.	**Subordinated Loans**	**-**	**4,562**	**4,562**	**-**	**5,034**	**5,034**
XIV.	**Shareholders' Equity**	**5,037,179**	**5,507**	**5,042,686**	**3,701,918**	**-**	**3,701,918**
14.1	Paid-in Capital	1,200,000	-	1,200,000	816,000	-	816,000
14.2	Capital Reserves	2,224,102	5,507	2,229,609	2,104,902	-	2,104,902
14.2.1	Share Premium	-	-	-	-	-	-
14.2.2	Share Cancellation Profits	-	-	-	-	-	-
14.2.3	Marketable Securities Valuation Fund	139,324	5,507	144,831	21,068	-	21,068
14.2.4	Revaluation Fund	-	-	-	-	-	-
14.2.5	Evaluation Differences	-	-	-	-	-	-
14.2.6	Other Capital Reserves	-	-	-	-	-	-
14.2.7	Reserves Arising from the restatement of Paid-in Caiptal	2,084,778	-	2,084,778	2,083,834	-	2,083,834
14.3	Profit Reserves	288,553	-	288,553	-	-	-
14.3.1	Legal Reserves	41,651	-	41,651	-	-	-
14.3.2	Status Reserves	-	-	-	-	-	-
14.3.3	Extraordinary Reserves	246,902	-	246,902	-	-	-
14.3.4	Other Profit Reserves	-	-	-	-	-	-
14.4	Income or (Loss)	1,324,524	-	1,324,524	781,016	-	781,016
14.4.1	Prior Years' Income or (Losses)	-	-	-	-	-	-
14.4.2	Income or (Loss) for the Year	1,324,524	-	1,324,524	781,016	-	781,016
	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**12,451,819**	**17,032,440**	**29,484,259**	**9,937,948**	**17,923,884**	**27,861,832**

INCOME STATEMENTS FOR THE YEARS ENDED 31 DECEMBER 2003 AND 2002 ADJUSTED FOR THE EFFECTS OF INFLATION IN TURKISH LIRA (TL)

(Amounts are expressed in billions of TL, in terms of purchasing power of TL at 31 December 2003)

	INCOME and EXPENSES	(31/12/2003)	(31/12/2002)
I.	**Interest Income**	**3,736,371**	**4,010,257**
1.1	Interest on Loans	976,548	976,193
1.1.1	Interest on TL Loans	759,965	577,906
1.1.1.1	Short-term Loans	553,434	527,795
1.1.1.2	Medium and Long-term Loans	206,531	50,111
1.1.2	Interest on Foreign Currency Loans	202,467	382,382
1.1.2.1	Short-term Loans	48,719	151,104
1.1.2.2	Medium and Long-term Loans	153,748	231,278
1.1.3	Interest on Loans Under Follow-up	14,116	15,905
1.1.4	Premiums Received from Resource Utilisation Support Fund	-	-
1.2	Interest Received from Reserve Requirements with the Central Bank of Turkey	72,334	58,434
1.3	Interest Received from Banks	19,185	50,451
1.3.1	The Central Bank of Turkey	6	18
1.3.2	Domestic Banks	4,193	11,287
1.3.3	Foreign Banks	14,986	39,146
1.4	Interest Received from Interbank Transactions	311,233	858,494
1.5	Interest Received from Marketable Securities Portfolio	2,353,745	2,065,592
1.5.1	Trading Securities	1,672,255	1,059,060
1.5.2	Available-for-sale Securities	615,439	613,493
1.5.3	Held-to-maturity Securities	66,051	393,039
1.6	Other Interest Income	3,326	1,093
II.	**Interest Expense**	**2,003,206**	**2,133,695**
2.1	Interest on Deposits	1,720,584	1,711,636
2.1.1	Interbank Deposits	30,138	64,036
2.1.2	Savings Deposits	1,206,800	1,158,523
2.1.3	Public Sector Deposits	119	148
2.1.4	Commercial Deposits	60,709	26,100
2.1.5	Other Institutions Deposits	131,370	127,933
2.1.6	Forign Currency Deposits	291,448	334,896
2.1.7	Gold Vault	-	-
2.2	Interest on Interbank Transactions	185,317	290,048
2.3	Interest on Funds Borrowed	93,356	127,418
2.3.1	The Central Bank of Turkey	-	-
2.3.2	Domestic Banks	9,132	12,775
2.3.3	Foreign Banks	72,408	100,420
2.3.4	Other Financial Institutions	11,816	14,223
2.4	Interest on Bonds Issued	-	-
2.5	Other Interest Expenses	3,949	4,593
III.	**Net Interest Income (I-II)**	**1,733,165**	**1,876,562**
IV.	**Net Fees and Commissions Income**	**197,032**	**125,346**
4.1	Fees and Commissions Received	419,484	366,618
4.1.1	Cash Loans	70,106	70,096
4.1.2	Non-cash Loans	20,601	18,973
4.1.3	Other	328,777	277,549
4.2	Fees and Commissions Paid	222,452	241,272
4.2.1	Cash Loans	28,369	13,988
4.2.2	Non-cash Loans	152	647
4.2.3	Other	193,931	226,637
V.	**Dividend Income**	**2,432**	**4,645**
5.1	Trading Securities	-	-
5.2	Available-for-sale Securities	2,432	4,645
VI.	**Net Trading Income / (Loss)**	**1,726,147**	**879,942**
6.1	Trading Gains (net)	1,348,620	1,200,804
6.2	Foreign Exchange Gains or (Losses) (net)	377,527	(320,862)
VII.	**Gains or (Losses) on Securities Held-for-investment**	-	-
VIII.	**Other Operating Income**	**84,524**	**108,079**
IX.	**Operating Income (III+IV+V+VI+VII+VIII)**	**3,743,300**	**2,994,574**
X.	**Provision for Loan Losses and Other Receivables (-)**	**131,443**	**83,157**
XI.	**Other Operating Expenses (-)**	**1,170,432**	**933,032**
XII.	**Net Operating Income (IX-X-XI)**	**2,441,425**	**1,978,385**
XIII.	**Income from Investments and Associates**	**12,198**	**85,764**
XIV.	**Income / (Loss) on Net Monetary Position**	**(413,942)**	**(688,078)**
XV.	**Income Before Taxation (XII+XIII+XIV)**	**2,039,681**	**1,376,071**
XVI.	**Provision for Taxation on Income (-)**	**715,157**	**595,055**
XVII.	**Net Income / (Loss) Before Extraordinary Items**	**1,324,524**	**781,016**
XVIII.	**Extraordinary Income / (Loss) Net of Taxation**	-	-
18.1	Extraordinary Income / (Loss) Before Taxation	-	-
18.1.1	Extraordinary Income	-	-
18.1.2	Extraordinary Expenses (-)	-	-
18.2	Provision for Taxation on Extraordinary Income (-)	-	-
XIX.	**NET INCOME / (LOSS) (XVII+XVIII)**	**1,324,524**	**781,016**
	Earnings / (Loss) per share in TL full	**1,104**	**957**

BRSA - IAS net income reconciliation as of 31.12.2003
(TL billion)

BRSA bank only net income as of 31.12.2003	**1,324,524**
Foreign currency indexed securities valuation difference, net **(1)**	107,784
Foreign currency investments valuation difference **(2)**	19,802
Deferred tax effect **(3)**	55,327
others	457
IAS net income as of 31.12.2003	**1,507,894**

(1) In BRSA financial statements, the mark-to-market valuation of foreign currency indexed securities that was booked at the end of 2001 in accordance with the BRSA regulations, amounting to a profit of TL 153,977 billion (TL 107,784 billion, net) has been reversed. As a result of this reversal as at 31 December 2003, such securities have the same value in both BRSA and IAS financial statements.

(2) In BRSA financial statements, foreign currency equity participations are stated at foreign currency carrying values, restated in terms of the evaluation (respective foreign currency rates) rates at the balance sheet date. In IAS financial statements, foreign currency equity participations are stated in TL carrying values restated in terms of inflation. Due to these differences, there is a loss amounting to TL 19,802 billion in BRSA financial statements compared to IAS.

(3) In accordance with a new tax law that was enacted on 30 December 2003, effective from 1 January 2004, the inflation adjusted amount of the fixed assets will be considered as tax base in corporate tax calculation. Accordingly, the deferred tax liability that was previously provided in IAS financial statements, for the difference between the historical cost and the restated cost of the fixed assets has been reversed in IAS financial statements.

AKBANK T.A.Ş.

31 ARALIK 2003 TARİHİ İTİBARİYLE HAZIRLANAN KAMUYA AÇIKLANACAK KONSOLİDE OLMAYAN MALİ TABLOLAR, BUNLARA İLİŞKİN AÇIKLAMA VE DİPNOTLAR İLE BAĞIMSIZ DENETİM RAPORU

Başaran Nas Serbest Muhasebeci
Mali Müşavirlik A.Ş.
a member of
PricewaterhouseCoopers
BJK Plaza, Süleyman Seba Caddesi
No:48 B Blok Kat 9 Akaretler
Beşiktaş 34357 İstanbul-Turkey
www.pwc.com/tr
Telephone +90 (212) 326 6060
Facsimile +90 (212) 326 6050

AKBANK T.A.Ş.

1 OCAK - 31 ARALIK 2003
HESAP DÖNEMİNE AİT
BAĞIMSIZ DENETİM RAPORU

Akbank T.A.Ş. Yönetim Kurulu'na

1. Akbank T.A.Ş.'nin ("Banka") 31 Aralık 2003 tarihi itibariyle hazırlanan konsolide olmayan bilançosu ile aynı tarihte sona eren döneme ait konsolide olmayan gelir tablosu, nakit akım tablosu ve özkaynak değişim tablosunu denetlemekle görevlendirilmiş bulunuyoruz. Rapor konusu mali tablolar Banka yönetiminin sorumluluğundadır. Bağımsız denetimi yapan kuruluş olarak üzerimize düşen sorumluluk, denetlenen mali tablolar üzerinde görüş bildirmektir.

2. Denetim, 4389 sayılı Bankalar Kanunu uyarınca yürürlüğe konulan hesap ve kayıt düzeni ile muhasebe standartları ve bağımsız denetim ilkelerine ilişkin düzenlemelere uygun olarak gerçekleştirilmiştir. Bu düzenlemeler, bağımsız denetimin, mali tablolarda önemli bir hatanın olup olmadığı konusunda makul bir güvenceyi sağlamak üzere planlanmasını ve yürütülmesini gerektirmektedir. Denetim, mali tablolarda yer alan tutar ve açıklamalara ilişkin bilgi ve verilerin test edilerek incelenmesinin ve doğrulanmasının yanısıra, uygulanan muhasebe standartlarının ve yönetim tarafından yapılan önemli muhasebe tahminlerinin ve mali tabloların bir bütün olarak sunumunun değerlendirilmesini içermektedir. Gerçekleştirilen denetimin, görüşümüzün oluşturulmasına makul ve yeterli bir dayanak oluşturduğuna inanıyoruz.

3. Görüşümüze göre, ilişikteki konsolide olmayan mali tablolar, bütün önemli taraflarıyla, Akbank T.A.Ş.'nin 31 Aralık 2003 tarihi itibariyle mali durumunu ve aynı tarihte sona eren döneme ait faaliyet sonuçları ile nakit akımlarını Bankalar Kanunu'nun 13 üncü maddesi gereğince yürürlükte bulunan düzenlemelerde belirlenen muhasebe ilke ve standartlarına uygun olarak doğru bir biçimde yansıtmaktadır.

Başaran Nas Serbest Muhasebeci
Mali Müşavirlik Anonim Şirketi
a member of
PricewaterhouseCoopers

Zeynep Uras, SMMM
Sorumlu Ortak, Başdenetçi

İstanbul, 16 Şubat 2004

AKBANK T.A.Ş.

31 ARALIK 2003 TARİHİ İTİBARİYLE HAZIRLANAN VE BAĞIMSIZ DENETİME TABİ TUTULAN KAMUYA AÇIKLANACAK KONSOLİDE OLMAYAN MALİ TABLOLAR, BUNLARA İLİŞKİN AÇIKLAMA VE DİPNOTLAR İLE İLGİLİ BANKA YÖNETİMİNİN TEYİT YAZISI

Bankacılık Düzenleme ve Denetleme Kurumu tarafından düzenlenen "Kamuya Açıklanacak Mali Tablolar ile Bunlara İlişkin Açıklama ve Dipnotlar Hakkında 17 Sayılı Tebliğ"e göre raporlama paketi aşağıda yer alan bölümlerden oluşmaktadır.

- **Birinci Bölüm** - BANKA HAKKINDA GENEL BİLGİLER
- **İkinci Bölüm** - BANKA'NIN KONSOLİDE OLMAYAN MALİ TABLOLARI
- **Üçüncü Bölüm** - MUHASEBE POLİTİKALARINA İLİŞKİN AÇIKLAMALAR
- **Dördüncü Bölüm** - BANKA'NIN MALİ BÜNYESİNE İLİŞKİN BİLGİLER
- **Beşinci Bölüm** - KONSOLİDE OLMAYAN MALİ TABLOLARA İLİŞKİN AÇIKLAMA VE DİPNOTLAR
- **Altıncı Bölüm** - DİĞER AÇIKLAMA VE DİPNOTLAR
- **Yedinci Bölüm** - BAĞIMSIZ DENETİM RAPORUNA İLİŞKİN AÇIKLAMALAR

Konsolide olmayan mali tablolar ile bunlara ilişkin açıklama ve dipnotlar Muhasebe Uygulama Yönetmeliği ve ilgili Tebliğler ile Bankamız kayıtlarına uygun olarak, aksi belirtilmediği müddetçe milyar Türk Lirası olarak, Türk Lirası'nın 31 Aralık 2003 tarihindeki cari satın alma gücüne göre yeniden ifade edilerek hazırlanmış olup, bağımsız denetime tabi tutulmuş ve ilişikte sunulmuştur.

16 Şubat 2004

Özen GÖKSEL İç Denetim Sisteminden Sorumlu Yönetim Kurulu Üyesi	Zafer KURTUL Genel Müdür	Balamir YENİ Genel Müdür Yardımcısı	Atıl ÖZUS Müdür

6115-9/2003 (358)

BİRİNCİ BÖLÜM

Banka Hakkında Genel Bilgiler

İKİNCİ BÖLÜM

Banka'nın Konsolide Olmayan Mali Tabloları

ÜÇÜNCÜ BÖLÜM

Muhasebe Politikalarına İlişkin Açıklamalar

DÖRDÜNCÜ BÖLÜM

Banka'nın Mali Bünyesine İlişkin Bilgiler

BEŞİNCİ BÖLÜM

Konsolide Olmayan Mali Tablolara İlişkin Açıklama ve Dipnotlar

ALTINCI BÖLÜM

Diğer Açıklama ve Dipnotlar

YEDİNCİ BÖLÜM

Bağımsız Denetim Raporuna İlişkin Açıklamalar

BİRİNCİ BÖLÜM
BANKA HAKKINDA GENEL BİLGİLER

I. BANKA'NIN HİZMET TÜRÜ VE FAALİYET ALANLARINA İLİŞKİN AÇIKLAMA :

Akbank T.A.Ş. ("Banka" veya "Akbank"), Bakanlar Kurulu'nun 3/6710 sayılı kararıyla verilen izin çerçevesinde, her türlü banka işlemleri yapmak ve T.C. Kanunlarının menetmediği her çeşit iktisadi, mali ve ticari konularda teşebbüs ve faaliyette bulunmak üzere kurulmuş ve 30 Ocak 1948 tarihinde faaliyete geçmiş özel sermayeli bir ticaret bankasıdır. 31 Aralık 2003 tarihi itibariyle Banka'nın yurt çapında 611 şubesi, yurtdışında 8 şubesi ve 1 temsilciliği bulunmaktadır (31 Aralık 2002: 618 yurtiçi şube, 8 yurtdışı şube, 1 temsilcilik). 31 Aralık 2003 tarihi itibariyle Banka'nın personel sayısı 9.964 (31 Aralık 2002: 9.011) kişidir. Banka normal bankacılık faaliyetlerinin yanısıra, şubeleri aracılığıyla, Aksigorta A.Ş. ve Ak Emeklilik A.Ş. adına sigorta acenteliği faaliyetlerini yürütmektedir. Banka'nın hisse senetleri 1990 yılından bu yana İstanbul Menkul Kıymetler Borsası'nda ("İMKB") işlem görmektedir. Ayrıca Banka hisselerinin % 4,03'lük bölümü 1998 yılında American Depository Receipt (ADR) ve adi hisse senedi olarak uluslararası piyasalara arz edilerek satılmıştır. Banka'nın 31 Aralık 2003 tarihi itibariyle ADR'lerle birlikte toplam halka açıklık oranı yaklaşık %29'dur.

II. BANKA'NIN DAHİL OLDUĞU GRUBA İLİŞKİN AÇIKLAMA :

Banka'nın sermayesinde doğrudan veya dolaylı hakimiyeti sözkonusu olan sermaye grubu Sabancı Grubu'dur.

III. DİĞER BİLGİLER

a. Banka'nın yönetim merkezinin adresi :

Sabancı Center 34330, 4. Levent / İstanbul

b. Banka'nın telefon ve fax numaraları :

Telefon : (0 212) 270 00 44
Fax : (0 212) 269 77 87

c. Banka'nın elektronik site adresi :

www.akbank.com

d. Raporlama dönemi:

1 Ocak- 31 Aralık 2003

Başaran Nas
Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi
a member of
PRICEWATERHOUSECOOPERS
Tarafından Görüldü
İstanbul, Tarih

(Yetkili İmza / Kaşe)
AKBANK T.A.Ş.
GENEL MÜDÜRLÜĞÜ

İKİNCİ BÖLÜM

BANKA'NIN KONSOLİDE OLMAYAN MALİ TABLOLARI

AKBANK T.A.Ş.

I. 31 ARALIK 2003 VE 31 ARALIK 2002 TARİHLERİ İTİBARİYLE ENFLASYONA GÖRE DÜZELTİLMİŞ BİLANÇOLAR

(Tutarlar Milyar TL olarak TL'nin 31 Aralık 2003 tarihindeki satın alma gücüyle ifade edilmiştir.)

	AKTİF KALEMLER	Dipnot (Beşinci Bölüm)	CARİ DÖNEM (31/12/2003) TP	CARİ DÖNEM (31/12/2003) YP	CARİ DÖNEM (31/12/2003) Toplam	ÖNCEKİ DÖNEM (31/12/2002) TP	ÖNCEKİ DÖNEM (31/12/2002) YP	ÖNCEKİ DÖNEM (31/12/2002) Toplam
I.	**NAKİT DEĞERLER VE MERKEZ BANKASI**	(I-a)	**108,419**	**105,262**	**213,681**	**108,769**	**164,988**	**273,757**
1.1	Kasa		108,350	-	108,350	108,079	-	108,079
1.2	Efektif Deposu		-	102,911	102,911	-	164,639	164,639
1.3	T.C. Merkez Bankası		69	2,351	2,420	690	349	1,039
II.	**ALIM SATIM AMAÇLI MENKUL DEĞERLER (Net)**	(I-b)	**1,244,031**	**5,489,430**	**6,733,461**	**2,469,163**	**2,926,250**	**5,395,413**
2.1	Devlet Borçlanma Senetleri		1,244,009	5,473,403	6,717,412	2,469,150	2,905,288	5,374,438
2.1.1	Devlet Tahvili		988,743	5,473,403	6,462,146	1,403,899	2,900,514	4,304,413
2.1.2	Hazine Bonosu		255,266	-	255,266	1,065,251	4,774	1,070,025
2.1.3	Diğer		-	-	-	-	-	-
2.2	Hisse Senetleri		22	-	22	13	-	13
2.3	Diğer Menkul Değerler		-	16,027	16,027	-	20,962	20,962
III.	**BANKALAR VE DİĞER MALİ KURULUŞLAR**	(I-c)	**2,027**	**927,550**	**929,577**	**2,295**	**1,486,723**	**1,489,018**
3.1	Bankalar		2,027	927,550	929,577	2,295	1,486,723	1,489,018
3.1.1	Yurtiçi Bankalar		2,027	-	2,027	2,295	-	2,295
3.1.2	Yurtdışı Bankalar		-	927,550	927,550	-	1,486,723	1,486,723
3.2	Diğer Mali Kuruluşlar		-	-	-	-	-	-
IV.	**PARA PİYASALARI**	(I-d)	**0**	**396,845**	**396,845**	**1,669,256**	**486,770**	**2,156,026**
4.1	Bankalararası Para Piyasasından Alacaklar		-	396,845	396,845	1,669,256	486,770	2,156,026
4.2	İMKB Takasbank Piyasasından Alacaklar		-	-	-	-	-	-
4.3	Ters Repo İşlemlerinden Alacaklar		-	-	-	-	-	-
V.	**SATILMAYA HAZIR MENKUL DEĞERLER (Net)**	(I-e)	**5,145,037**	**1,563,062**	**6,708,099**	**3,354,663**	**2,790,443**	**6,145,106**
5.1	Hisse Senetleri		12,266	69	12,335	8,612	76	8,688
5.2	Diğer Menkul Değerler		5,132,771	1,562,993	6,695,764	3,346,051	2,790,367	6,136,418
VI.	**KREDİLER**	(I-f)	**3,836,944**	**4,880,511**	**8,717,455**	**1,342,487**	**5,816,342**	**7,158,829**
6.1	Kısa Vadeli		2,310,467	945,522	3,255,989	1,165,320	971,221	2,136,541
6.2	Orta ve Uzun Vadeli		1,526,477	3,934,989	5,461,466	177,167	4,845,121	5,022,288
6.3	Takipteki Krediler		70,071	40,490	110,561	78,653	51,068	129,721
6.4	Özel Karşılıklar (-)		70,071	40,490	110,561	78,653	51,068	129,721
VII.	**FAKTORİNG ALACAKLARI**	(I-g)	-	-	-	-	-	-
VIII.	**VADEYE KADAR ELDE TUTULACAK MENKUL DEĞERLER (Net)**	(I-h)	**644,765**	-	**644,765**	**769,131**	-	**769,131**
8.1	Devlet Borçlanma Senetleri		644,765	-	644,765	769,131	-	769,131
8.1.1	Devlet Tahvili		644,765	-	644,765	769,131	-	769,131
8.1.2	Hazine Bonosu		-	-	-	-	-	-
8.1.3	Diğer		-	-	-	-	-	-
8.2	Diğer Menkul Değerler		-	-	-	-	-	-
IX.	**İŞTİRAKLER (Net)**	(I-i)	**98,888**	**95,271**	**194,159**	**95,076**	**113,929**	**209,005**
9.1	Mali İştirakler		74,580	95,271	169,851	70,768	113,929	184,697
9.2	Mali Olmayan İştirakler		24,308	-	24,308	24,308	-	24,308
X.	**BAĞLI ORTAKLIKLAR (Net)**	(I-j)	**98,183**	**89,265**	**187,448**	**91,651**	**49,258**	**140,909**
10.1	Mali Ortaklıklar		98,183	89,265	187,448	90,392	49,258	139,650
10.2	Mali Olmayan Ortaklıklar		-	-	-	1,259	-	1,259
XI.	**DİĞER YATIRIMLAR (Net)**	(I-k)	-	-	-	-	-	-
XII.	**FİNANSAL KİRALAMA ALACAKLARI (Net)**	(I-l)	-	-	-	-	-	-
12.1	Finansal Kiralama Alacakları		-	-	-	-	-	-
12.2	Kazanılmamış Gelirler (-)		-	-	-	-	-	-
XIII.	**ZORUNLU KARŞILIKLAR**		**439,632**	**1,086,460**	**1,526,092**	**223,373**	**1,263,657**	**1,487,030**
XIV.	**MUHTELİF ALACAKLAR**	(I-m)	**38,180**	**456**	**38,636**	**53,270**	**542**	**53,812**
XV.	**FAİZ VE GELİR TAHAKKUK VE REESKONTLARI**	(I-n)	**2,072,284**	**489,906**	**2,562,190**	**1,655,601**	**352,611**	**2,008,212**
15.1	Kredilerin		130,001	41,637	171,638	34,760	65,713	100,473
15.2	Menkul Değerlerin		1,926,489	253,465	2,179,954	1,593,278	157,624	1,750,902
15.3	Diğer		15,794	194,804	210,598	27,563	129,274	156,837
XVI.	**MADDİ DURAN VARLIKLAR (Net)**	(I-o)	**573,881**	**6,405**	**580,286**	**507,285**	**30,209**	**537,494**
16.1	Defter Değeri		903,536	7,785	911,321	1,025,026	32,039	1,057,065
16.2	Birikmiş Amortismanlar (-)		329,655	1,380	331,035	517,741	1,830	519,571
XVII.	**MADDİ OLMAYAN DURAN VARLIKLAR (Net)**	(I-p)	**19,237**	-	**19,237**	**13,991**	-	**13,991**
17.1	Şerefiye		-	-	-	-	-	-
17.2	Diğer		35,788	-	35,788	27,409	-	27,409
17.3	Birikmiş Amortismanlar (-)		16,551	-	16,551	13,418	-	13,418
XVIII.	**DİĞER AKTİFLER**	(I-r)	**19,407**	**12,921**	**32,328**	**19,276**	**4,823**	**24,099**
	AKTİF TOPLAMI		14,340,915	15,143,344	29,484,259	12,375,287	15,486,545	27,861,832

İlişikteki açıklama ve dipnotlar bu mali tabloların tamamlayıcı bir parçasıdır.

Başaran Nas
Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi
a member of
PRICEWATERHOUSECOOPERS
Tarafından Görüldü
İstanbul, Tarih

AKBANK T.A.Ş.
GENEL MÜDÜRLÜĞÜ

AKBANK T.A.Ş.

II. 31 ARALIK 2003 VE 31 ARALIK 2002 TARİHLERİ İTİBARİYLE ENFLASYONA GÖRE DÜZELTİLMİŞ BİLANÇOLAR

(Tutarlar Milyar TL olarak TL'nin 31 Aralık 2003 tarihindeki satın alma gücüyle ifade edilmiştir.)

	PASİF KALEMLER	Dipnot (Beşinci Bölüm)	CARİ DÖNEM (31/12/2003)			ÖNCEKİ DÖNEM (31/12/2002)		
			TP	YP	Toplam	TP	YP	Toplam
I.	**MEVDUAT**	(II-a)	**5.994.439**	**13.108.763**	**19.103.202**	**5.008.047**	**13.901.631**	**18.909.678**
1.1	Bankalararası Mevduat		123.627	1.214.463	1.338.090	12.162	522.615	534.777
1.2	Tasarruf Mevduatı		4.428.654	-	4.428.654	3.449.279	-	3.449.279
1.3	Resmi Kuruluşlar Mevduatı		13.486	-	13.486	7.420	-	7.420
1.4	Ticari Kuruluşlar Mevduatı		1.210.987	-	1.210.987	1.309.635	-	1.309.635
1.5	Diğer Kuruluşlar Mevduatı		217.685	-	217.685	229.551	-	229.551
1.6	Döviz Tevdiat Hesabı		-	11.894.300	11.894.300	-	13.379.016	13.379.016
1.7	Kıymetli Madenler Depo Hesapları		-	-	-	-	-	-
II.	**PARA PİYASALARI**	(II-b)	**602.895**	-	**602.895**	**535.011**	-	**535.011**
2.1	Bankalararası Para Piyasalarından Alınan Borçlar		-	-	-	-	-	-
2.2	İMKB Takasbank Piyasasından Alınan Borçlar		-	-	-	-	-	-
2.3	Repo İşlemlerinden Sağlanan Fonlar		602.895	-	602.895	535.011	-	535.011
III.	**ALINAN KREDİLER**	(II-c)	**33.314**	**3.614.557**	**3.647.871**	**15.768**	**3.652.382**	**3.668.150**
3.1	T.C. Merkez Bankası Kredileri		-	-	-	-	-	-
3.2	Alınan Diğer Krediler		33.314	3.614.557	3.647.871	15.768	3.652.382	3.668.150
3.2.1	Yurtiçi Banka ve Kuruluşlardan		33.314	14.121	47.435	15.768	3.781	19.549
3.2.2	Yurtdışı Banka, Kuruluş ve Fonlardan		-	3.600.436	3.600.436	-	3.648.601	3.648.601
IV.	**İHRAÇ EDİLEN MENKUL KIYMETLER (Net)**	(II-d)	-	-	-	-	-	-
4.1	Bonolar		-	-	-	-	-	-
4.2	Varlığa Dayalı Menkul Kıymetler		-	-	-	-	-	-
4.3	Tahviller		-	-	-	-	-	-
V.	**FONLAR**	(II-e)	-	-	-	-	-	-
VI.	**MUHTELİF BORÇLAR**	(II-f)	**63.990**	**41.092**	**105.082**	**34.117**	**27.933**	**62.050**
VII.	**DİĞER YABANCI KAYNAKLAR**	(II-g)	**13.464**	**26.351**	**39.815**	**23.746**	**37.325**	**61.071**
VIII.	**ÖDENECEK VERGİ, RESİM, HARÇ VE PRİMLER**	(II-h)	**52.616**	**495**	**53.111**	**49.262**	**55**	**49.317**
IX.	**FAKTORİNG BORÇLARI**	(II-i)	-	-	-	-	-	-
X.	**FİNANSAL KİRALAMA BORÇLARI (Net)**	(II-j)	**387**	**10.222**	**10.609**	**929**	**18.793**	**19.722**
10.1	Finansal Kiralama Borçları		387	11.605	11.992	929	22.269	23.198
10.2	Ertelenmiş Finansal Kiralama Giderleri (-)		-	1.383	1.383	-	3.476	3.476
XI.	**FAİZ VE GİDER REESKONTLARI**	(II-k)	**174.376**	**214.452**	**388.828**	**188.220**	**276.767**	**464.987**
11.1	Mevduatın		100.050	41.363	141.413	116.425	51.499	167.924
11.2	Alınan Kredilerin		2.082	18.824	20.906	1.780	17.418	19.198
11.3	Repo İşlemlerinin		519	-	519	900	-	900
11.4	Diğer		71.725	154.265	225.990	69.115	207.850	276.965
XII.	**KARŞILIKLAR**	(II-l)	**479.159**	**6.439**	**485.598**	**380.930**	**3.964**	**384.894**
12.1	Genel Karşılıklar		52.049	-	52.049	34.790	-	34.790
12.2	Kıdem Tazminatı Karşılığı		11.398	-	11.398	9.080	-	9.080
12.3	Vergi Karşılığı		262.087	-	262.087	334.805	-	334.805
12.4	Sigorta Teknik Karşılıkları (Net)		-	-	-	-	-	-
12.5	Diğer Karşılıklar		153.625	6.439	160.064	2.255	3.964	6.219
XIII.	**SERMAYE BENZERİ KREDİLER**	(II-l)	-	**4.562**	**4.562**	-	**5.034**	**5.034**
XIV.	**ÖZKAYNAKLAR**	(II-m)	**5.037.179**	**5.507**	**5.042.686**	**3.701.918**	-	**3.701.918**
14.1	Ödenmiş Sermaye		1.200.000	-	1.200.000	816.000	-	816.000
14.2	Sermaye Yedekleri		2.224.102	5.507	2.229.609	2.104.902	-	2.104.902
14.2.1	Hisse Senedi İhraç Primleri	(II-n)	-	-	-	-	-	-
14.2.2	Hisse Senedi İptal Kârları		-	-	-	-	-	-
14.2.3	Menkul Değerler Değer Artış Fonu	(II-o)	139.324	5.507	144.831	21.068	-	21.068
14.2.4	Yeniden Değerleme Fonu	(II-p)	-	-	-	-	-	-
14.2.5	Yeniden Değerleme Değer Artışı	(II-r)	-	-	-	-	-	-
14.2.6	Diğer Sermaye Yedekleri		-	-	-	-	-	-
14.2.7	Ödenmiş Sermayenin Enflasyona Göre Düzeltilmesinden Kaynaklanan Sermaye Yedekleri		2.084.778	-	2.084.778	2.083.834	-	2.083.834
14.3	Kâr Yedekleri		288.553	-	288.553	-	-	-
14.3.1	Yasal Yedekler	(II-s)	41.651	-	41.651	-	-	-
14.3.2	Statü Yedekleri		-	-	-	-	-	-
14.3.3	Olağanüstü Yedekler	(II-t)	246.902	-	246.902	-	-	-
14.3.4	Diğer Kâr Yedekleri		-	-	-	-	-	-
14.4	Kâr veya Zarar		1.324.524	-	1.324.524	781.016	-	781.016
14.4.1	Geçmiş Yıllar Kâr veya Zararları		-	-	-	-	-	-
14.4.2	Dönem Net Kâr veya Zararı		1.324.524	-	1.324.524	781.016	-	781.016
	PASİF TOPLAMI		**12.451.819**	**17.032.440**	**29.484.259**	**9.937.948**	**17.923.884**	**27.861.832**

İlişikteki açıklama ve dipnotlar bu mali tabloların tamamlayıcı bir parçasıdır.

Başaran Nas
Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi
a member of
PRICEWATERHOUSECOOPERS
Tarafından Görüldü
İstanbul, Tarih

(Yetkili İmza Kaşe)
AKBANK T.A.Ş.
GENEL MÜDÜRLÜĞÜ

AKBANK T.A.Ş.

III. 31 ARALIK 2003 VE 31 ARALIK 2002 TARİHLERİNDE SONA EREN DÖNEMLERE İLİŞKİN ENFLASYONA GÖRE DÜZELTİLMİŞ GELİR TABLOLARI

(Tutarlar Milyar TL olarak TL'nin 31 Aralık 2003 tarihindeki satın alma gücüyle ifade edilmiştir.)

	GELİR VE GİDER KALEMLERİ	Dipnot (Beşinci Bölüm)	CARİ DÖNEM (31/12/2003)	ÖNCEKİ DÖNEM (31/12/2002)
I.	**FAİZ GELİRLERİ**	(III-a)	**3,736,371**	**4,010,257**
1.1	Kredilerden Alınan Faizler		976,548	976,193
1.1.1	TP Kredilerden Alınan Faizler		759,965	577,906
1.1.1.1	Kısa Vadeli Kredilerden		553,434	527,795
1.1.1.2	Orta ve Uzun Vadeli Kredilerden		206,531	50,111
1.1.2	YP Kredilerden Alınan Faizler		202,467	382,382
1.1.2.1	Kısa Vadeli Kredilerden		48,719	151,104
1.1.2.2	Orta ve Uzun Vadeli Kredilerden		153,748	231,278
1.1.3	Takipteki Alacaklardan Alınan Faizler		14,116	15,905
1.1.4	Kaynak Kullanım Destekleme Fonundan Alınan Primler		-	-
1.2	Zorunlu Karşılıklardan Alınan Faizler		72,334	58,434
1.3	Bankalardan Alınan Faizler		19,185	50,451
1.3.1	T.C. Merkez Bankası'ndan		6	18
1.3.2	Yurtiçi Bankalardan		4,193	11,287
1.3.3	Yurtdışı Bankalardan		14,986	39,146
1.4	Para Piyasası İşlemlerinden Alınan Faizler		311,233	858,494
1.5	Menkul Değerlerden Alınan Faizler		2,353,745	2,065,592
1.5.1	Alım Satım Amaçlı Menkul Değerlerden		1,672,255	1,059,060
1.5.2	Satılmaya Hazır Menkul Değerlerden	(III-c)	615,439	613,493
1.5.3	Vadeye Kadar Elde Tutulacak Menkul Değerlerden	(III-c)	66,051	393,039
1.6	Diğer Faiz Gelirleri		3,326	1,093
II.	**FAİZ GİDERLERİ**	(III-b)	**2,003,206**	**2,133,695**
2.1	Mevduata Verilen Faizler		1,720,584	1,711,636
2.1.1	Bankalar Mevduatına		30,138	64,036
2.1.2	Tasarruf Mevduatına		1,206,800	1,158,523
2.1.3	Resmi Kuruluşlar Mevduatına		119	148
2.1.4	Ticari Kuruluşlar Mevduatına		60,709	26,100
2.1.5	Diğer Kuruluşlar Mevduatına		131,370	127,933
2.1.6	Döviz Tevdiat Hesaplarına		291,448	334,896
2.1.7	Kıymetli Maden Depo Hesaplarına		-	-
2.2	Para Piyasası İşlemlerine Verilen Faizler	(III-b-4)	185,317	290,048
2.3	Kullanılan Kredilere Verilen Faizler		93,356	127,418
2.3.1	T.C. Merkez Bankası'na		-	-
2.3.2	Yurtiçi Bankalara		9,132	12,775
2.3.3	Yurtdışı Bankalara		72,408	100,420
2.3.4	Diğer Kuruluşlara		11,816	14,223
2.4	Çıkarılan Menkul Kıymetlere Verilen Faizler		-	-
2.5	Diğer Faiz Giderleri		3,949	4,593
III.	**NET FAİZ GELİRİ (I - II)**		**1,733,165**	**1,876,562**
IV.	**NET ÜCRET VE KOMİSYON GELİRLERİ**		**197,032**	**125,346**
4.1	Alınan Ücret ve Komisyonlar		419,484	366,618
4.1.1	Nakdi Kredilerden		70,106	70,096
4.1.2	Gayri Nakdi Kredilerden		20,601	18,973
4.1.3	Diğer		328,777	277,549
4.2	Verilen Ücret ve Komisyonlar		222,452	241,272
4.2.1	Nakdi Kredilere Verilen		28,369	13,988
4.2.2	Gayri Nakdi Kredilere Verilen		152	647
4.2.3	Diğer		193,931	226,637
V.	**TEMETTÜ GELİRLERİ**		**2,432**	**4,645**
5.1	Alım Satım Amaçlı Menkul Değerlerden		-	-
5.2	Satılmaya Hazır Menkul Değerlerden		2,432	4,645
VI.	**NET TİCARİ KÂR / ZARAR**		**1,726,147**	**879,942**
6.1	Sermaye Piyasası İşlemleri Kâr/Zararı (Net)		1,348,620	1,200,804
6.2	Kambiyo Kâr/Zararı (Net)	Üçüncü Bölüm (III-b)	377,527	(320,862)
VII.	**YATIRIM AMAÇLI MENKUL DEĞERLERDEN KÂR/ZARAR**		-	-
VIII.	**DİĞER FAALİYET GELİRLERİ**	(III-d)	**84,524**	**108,079**
IX.	**FAALİYET GELİRLERİ TOPLAMI (III+IV+V+VI+VII+VIII)**		**3,743,300**	**2,994,574**
X.	**KREDİ VE DİĞER ALACAKLAR KARŞILIĞI (-)**	(III-e)	**131,443**	**83,157**
XI.	**DİĞER FAALİYET GİDERLERİ (-)**	(III-f)	**1,170,432**	**933,032**
XII.	**FAALİYET KÂRI (IX-X-XI)**		**2,441,425**	**1,978,385**
XIII.	**BAĞLI ORTAKLIKLAR VE İŞTİRAKLERDEN KÂR/ZARAR**	(III-g)	**12,198**	**85,764**
XIV.	**NET PARASAL POZİSYON KARI / (ZARARI)**		**(413,942)**	**(688,078)**
XV.	**VERGİ ÖNCESİ KÂR (XII+XIII+XIV)**		**2,039,681**	**1,376,071**
XVI.	**VERGİ KARŞILIĞI (-)**		**715,157**	**595,055**
XVII.	**VERGİ SONRASI OLAĞAN FAALİYET KÂR/ZARARI (XV-XVI)**		**1,324,524**	**781,016**
XVIII.	**VERGİ SONRASI OLAĞANÜSTÜ KÂR/ZARAR**		-	-
18.1	Vergi Öncesi Olağanüstü Net Kâr/Zarar		-	-
18.1.1	Olağanüstü Gelirler		-	-
18.1.2	Olağanüstü Giderler (-)		-	-
18.2	Olağanüstü Kâra İlişkin Vergi Karşılığı (-)		-	-
XIX.	**NET DÖNEM KÂR ve ZARARI (XVII+XVIII)**	(III-h)	**1,324,524**	**781,016**
	Hisse Başına Kâr / Zarar (Tam TL tutarı ile gösterilmiştir)		1,184	957

İlişikteki açıklama ve dipnotlar bu mali tabloların tamamlayıcı bir parçasıdır.

Başaran Nas
Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi
a member of
PRICEWATERHOUSECOOPERS
Tarafından Görüldü
İstanbul, Tarih 02 04

(Yetkili İmza Kaşe)

AKBANK T.A.Ş.
GENEL MÜDÜRLÜĞÜ

AKBANK T.A.Ş.

IV. 31 ARALIK 2003 VE 31 ARALIK 2002 TARİHLERİ İTİBARİYLE ENFLASYONA GÖRE DÜZELTİLMİŞ BİLANÇO DIŞI YÜKÜMLÜLÜKLER TABLOLARI

(Tutarlar Milyar TL olarak TL'nin 31 Aralık 2003 tarihindeki satın alma gücüyle ifade edilmiştir.)

			CARİ DÖNEM (31/12/2003)			ÖNCEKİ DÖNEM (31/12/2002)		
		Dipnot (Beşinci Bölüm)	TP	YP	TOPLAM	TP	YP	TOPLAM
A. BİLANÇO DIŞI YÜKÜMLÜLÜKLER (I+II+III)			6.892.517	7.797.200	14.689.717	2.304.725	7.196.191	9.500.916
I.	**GARANTİ ve KEFALETLER**	(IV-c), (IV-e)	818.588	1.138.756	1.957.344	779.494	1.252.488	2.031.982
1.1.	Teminat Mektupları		814.145	598.729	1.412.874	779.494	575.620	1.355.114
1.1.1.	Devlet İhale Kanunu Kapsamına Girenler		113.185	94.683	207.868	101.799	70.167	171.966
1.1.2.	Dış Ticaret İşlemleri Dolayısıyla Verilenler		-	224.456	224.456	-	291.082	291.082
1.1.3.	Diğer Teminat Mektupları		700.960	279.590	980.550	677.695	214.371	892.066
1.2.	Banka Kabul Kredileri		2	8.335	8.337	-	2.722	2.722
1.2.1.	İthalat Kabul Kredileri		2	8.335	8.337	-	2.722	2.722
1.2.2.	Diğer Banka Kabulleri		-	-	-	-	-	-
1.3.	Akreditifler		-	530.781	530.781	-	673.350	673.350
1.3.1.	Belgeli Akreditifler		-	517.260	517.260	-	671.332	671.332
1.3.2.	Diğer Akreditifler		-	13.521	13.521	-	2.018	2.018
1.4.	Garanti Verilen Prefinansmanlar		-	-	-	-	-	-
1.5.	Cirolar		-	-	-	-	-	-
1.5.1.	T.C. Merkez Bankasına Cirolar		-	-	-	-	-	-
1.5.2.	Diğer Cirolar		-	-	-	-	-	-
1.6.	Menkul Kıy. İh. Satın Alma Garantilerimizden		-	-	-	-	-	-
1.7.	Diğer Garantilerimizden		-	897	897	-	796	796
1.8.	Diğer Kefaletlerimizden		4.441	14	4.455	-	-	-
II.	**TAAHHÜTLER**	(IV-c)	6.015.935	1.404.736	7.420.671	1.463.904	1.584.759	3.048.663
2.1.	Cayılamaz Taahhütler		6.015.935	1.404.736	7.420.671	1.463.904	1.584.759	3.048.663
2.1.1.	Vadeli, Aktif Değer Alım Taahhütleri		525	-	525	-	-	-
2.1.2.	Vadeli, Mevduat Al.-Sat. Taahhütleri		-	-	-	-	-	-
2.1.3.	İştir. ve Bağ. Ort. Ser. İşt. Taahhütleri		-	-	-	8.707	-	8.707
2.1.4.	Kul. Gar. Kredi Tahsis Taahhütleri		-	-	-	-	-	-
2.1.5.	Men. Kıy. İhr. Aracılık Taahhütleri		-	-	-	-	-	-
2.1.6.	Zorunlu Karşılık Ödeme Taahhüdü		-	-	-	-	-	-
2.1.7.	Kredi Kartı Harcama Limit Taahhütleri		5.046.469	1.404.736	6.451.205	1.455.197	1.584.759	3.039.956
2.1.8.	Diğer Cayılamaz Taahhütler		968.941	-	968.941	-	-	-
2.2.	Cayılabilir Taahhütler		-	-	-	-	-	-
2.2.1.	Cayılabilir Kredi Tahsis Taahhütleri		-	-	-	-	-	-
2.2.2.	Diğer Cayılabilir Taahhütler		-	-	-	-	-	-
III.	**TÜREV FİNANSAL ARAÇLAR**	(IV-b)	57.994	5.253.708	5.311.702	61.327	4.358.944	4.420.271
3.1.	Vadeli Döviz Alım-Satım İşlemleri		17.468	62.307	79.775	60.844	72.630	133.474
3.1.1	Vadeli Döviz Alım İşlemleri		2.347	35.187	37.534	20.357	46.385	66.742
3.1.2.	Vadeli Döviz Satım İşlemleri		15.121	27.120	42.241	40.487	26.245	66.732
3.2	Para ve Faiz Swap İşlemleri		814	5.067.178	5.067.992	-	4.209.546	4.209.546
3.2.1.	Swap Para Alım İşlemleri		-	2.605.060	2.605.060	-	2.140.901	2.140.901
3.2.2.	Swap Para Satım İşlemleri		814	2.462.118	2.462.932	-	2.068.645	2.068.645
3.2.3	Swap Faiz Alım İşlemleri		-	-	-	-	-	-
3.2.4.	Swap Faiz Satım İşlemleri		-	-	-	-	-	-
3.3.	Para ve Faiz Opsiyonları		-	-	-	-	-	-
3.3.1.	Para Alım Opsiyonları		-	-	-	-	-	-
3.3.2.	Para Satım Opsiyonları		-	-	-	-	-	-
3.3.3	Faiz Alım Opsiyonları		-	-	-	-	-	-
3.3.4.	Faiz Satım Opsiyonları		-	-	-	-	-	-
3.4	Futures Para İşlemleri		-	-	-	-	-	-
3.4.1.	Futures Para Alım İşlemleri		-	-	-	-	-	-
3.4.2.	Futures Para Satım İşlemleri		-	-	-	-	-	-
3.5.	Futures Faiz Alım-Satım İşlemleri		-	-	-	-	-	-
3.5.1.	Futures Faiz Alım İşlemleri		-	-	-	-	-	-
3.5.2	Futures Faiz Satım İşlemleri		-	-	-	-	-	-
3.6.	Diğer		39.712	124.223	163.935	483	76.768	77.251
B. EMANET VE REHİNLİ KIYMETLER (IV+V)			12.591.412	1.884.564	14.475.976	5.780.133	2.895.181	8.675.314
IV.	**EMANET KIYMETLER**		11.338.571	979.604	12.318.175	4.928.046	2.195.284	7.123.330
4.1	Müşteri Fon ve Portföy Mevcutları		-	-	-	-	-	-
4.2.	Emanete Alınan Menkul Değerler		10.494.713	752.959	11.247.672	4.274.118	1.295.793	5.569.911
4.3	Tahsile Alınan Çekler		613.036	18.088	631.124	540.950	14.685	555.635
4.4.	Tahsile Alınan Ticari Senetler		230.716	207.339	438.055	112.857	883.630	996.487
4.5	Tahsile Alınan Diğer Kıymetler		106	243	349	121	320	441
4.6	İhracına Aracı Olunan Kıymetler		-	-	-	-	-	-
4.7	Diğer Emanet Kıymetler		-	870	870	-	542	542
4.8	Emanet Kıymet Alanlar		-	105	105	-	314	314
V.	**REHİNLİ KIYMETLER**		1.252.841	904.960	2.157.801	852.087	699.897	1.551.984
5.1.	Menkul Kıymetler		63.783	156.548	220.331	11.520	6.864	18.384
5.2.	Teminat Senetleri		66.728	112.947	179.675	40.512	185.880	226.392
5.3	Emtia		-	-	-	-	-	-
5.4	Varant		-	-	-	-	-	-
5.5	Gayrimenkul		733.517	200.121	933.638	562.078	132.966	695.044
5.6	Diğer Rehinli Kıymetler		388.813	435.344	824.157	237.977	374.187	612.164
5.7	Rehinli Kıymet Alanlar		-	-	-	-	-	-
	BİLANÇO DIŞI HESAPLAR TOPLAMI (A+B)		19.483.929	9.681.764	29.165.693	8.084.858	10.091.372	18.176.230

Başaran Nas
Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi
a member of
PRICEWATERHOUSECOOPERS
Tarafından Görüldü
İstanbul, Tarih

İlişikteki açıklama ve dipnotlar bu mali tabloların tamamlayıcı bir parçasıdır.

AKBANK T.A.Ş.
GENEL MÜDÜRLÜĞÜ

V. AKBANK T.A.Ş. ENFLASYONA GÖRE DÜZELTİLMİŞ ÖZKAYNAK DEĞİŞİM TABLOLARI

(Tutarlar Milyar TL olarak TL'nin 31 Aralık 2003 tarihindeki satın alma gücüyle ifade edilmiştir.)

	ÖZKAYNAK KALEMLERİNDEKİ DEĞİŞİKLİKLER	Dipnot (Beşinci Bölüm)	Ödenmiş Sermaye	Ödenmiş Sermayenin Enflasyona Göre Düzeltilmesinden Kaynaklanan Sermaye Yedekleri	Hisse Senedi İhraç Primleri	Hisse Senedi İptal Kârları	Yasal Yedek Akçeler	Statü Yedekleri	Olağanüstü Yedek Akçe	Diğer Yedekler	Dönem Net Kârı / (Zararı)	Geçmiş Dönem Kârı / (Zararı)	Yeni. Değerleme Fonu	Yeni. Değerleme Değer Artışı	Menkul Değer. Değer Artış Fonu	Genel Toplam
	ÖNCEKİ DÖNEM (31/12/2002)															
1	Dönem Başı Bakiyesi		800.000	3.256.520	-	-	906.048	-	1.366.129	-	(22.385)	(3.518.018)	-	-	-	2.788.294
	Geçmiş yıl zararlarının mahsup edilmesi	(Üçüncü Bölüm) XXII	-	(1.286.456)	-	-	(906.048)	-	(1.347.899)	-	22.385	3.518.018	-	-	-	-
2	Net Rayiç Değer Kârı / (Zararı)		-	-	-	-	-	-	-	-	-	-	-	-	21.068	21.068
3	Kur Farkı		-	-	-	-	-	-	-	-	-	-	-	-	-	-
4	Net Dönem Kârı		-	-	-	-	-	-	-	-	781.016	-	-	-	-	781.016
5	Temettü		-	-	-	-	-	-	-	-	-	-	-	-	-	-
6	Yasal Yedeklere Aktarılan Tutarlar		-	-	-	-	-	-	-	-	-	-	-	-	-	-
7	Hisse Senetlerine Dönüştürülebilir Tahviller		-	-	-	-	-	-	-	-	-	-	-	-	-	-
8	Hisse Senedi İhracı		16.000	2.230	-	-	-	-	(18.230)	-	-	-	-	-	-	-
9	Ödenmiş Sermayenin Enflasyona Göre Düzeltilmesinden Kaynaklanan Sermaye Yedekleri		-	111.540	-	-	-	-	-	-	-	-	-	-	-	111.540
	Dönem Sonu Bakiyesi (1+2+3+4+5+6+7+8+9)		816.000	2.083.834	-	-	-	-	-	-	781.016	-	-	-	21.068	3.701.918
	CARİ DÖNEM (31/12/2003)															
1	Dönem Başı Bakiyesi		816.000	2.083.834	-	-	-	-	-	-	781.016	-	-	-	21.068	3.701.918
	Dönem İçindeki Artışlar															
2	Satılmaya Hazır Yatırımlar		-	-	-	-	-	-	-	-	-	-	-	-	123.763	123.763
2.1	Net Rayiç Değer Kârı / (Zararı)	(V-b)	-	-	-	-	-	-	-	-	-	-	-	-	123.763	123.763
3	Nakit Akış Riskinden Korunma		-	-	-	-	-	-	-	-	-	-	-	-	-	-
3.1	Net Rayiç Değer Kârı / (Zararı)		-	-	-	-	-	-	-	-	-	-	-	-	-	-
4	Kur Farkları		-	-	-	-	-	-	-	-	-	-	-	-	-	-
	Aktarılan Tutarlar															
5	Satılmaya Hazır Yatırımlar		-	-	-	-	-	-	-	-	-	-	-	-	-	-
5.1	Net Kâra Aktarılan Tutarlar		-	-	-	-	-	-	-	-	-	-	-	-	-	-
6	Nakit Akış Riskinden Korunma		-	-	-	-	-	-	-	-	-	-	-	-	-	-
6.1	Net Kâra Aktarılan Tutarlar		-	-	-	-	-	-	-	-	-	-	-	-	-	-
6.2	Varlıklara Aktarılan Tutarlar		-	-	-	-	-	-	-	-	-	-	-	-	-	-
7	Net Dönem Kârı		-	-	-	-	-	-	-	-	1.324.524	-	-	-	-	1.324.524
8	Temettü	(V-c)	-	-	-	-	-	-	-	-	(107.519)	-	-	-	-	(107.519)
9	Yasal Yedeklere Aktarılan Tutarlar	(V-d)	-	-	-	-	41.651	-	631.846	-	(673.497)	-	-	-	-	-
10	Hisse Senedi İhracı	(V-e)	384.000	944	-	-	-	-	(384.944)	-	-	-	-	-	-	-
11	Ödenmiş Sermayenin Enflasyona Göre Düzeltilmesinden Kaynaklanan Sermaye Yedekleri		-	-	-	-	-	-	-	-	-	-	-	-	-	-
	Dönem Sonu Bakiyesi (1+2+3+4+5+6+7+8+9+10+11)		1.200.000	2.084.778	-	-	41.651	-	246.902	-	1.324.524	-	-	-	144.831	5.042.686

Başaran Nas
Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi
a member of
PRICEWATERHOUSECOOPERS
Tarafından Görüldü 24
İstanbul, Tarih 02/04

İlişikteki açıklama ve dipnotlar bu mali tabloların tamamlayıcı bir parçasıdır

(Yetkili İmza Kaşe)

AKBANK T.A.Ş.
GENEL MÜDÜRLÜĞÜ

AKBANK T.A.Ş.

VI. ENFLASYONA GÖRE DÜZELTİLMİŞ NAKİT AKIM TABLOLARI

(Tutarlar Milyar TL olarak TL'nin 31 Aralık 2003 tarihindeki satın alma gücüyle ifade edilmiştir.)

		Dipnot (Beşinci Bölüm)	CARİ DÖNEM (31/12/2003)	ÖNCEKİ DÖNEM (31/12/2002)
A.	BANKACILIK FAALİYETLERİNE İLİŞKİN NAKİT AKIMLARI			
1.1	Bankacılık Faaliyet Konusu Aktif ve Pasiflerdeki Değişim Öncesi Faaliyet Kârı		1.198.084	229.817
1.1.1	Alınan Faizler		3.298.984	3.324.986
1.1.2	Ödenen Faizler		(2.079.365)	(2.091.221)
1.1.3	Alınan Temettüler		14.630	90.410
1.1.4	Alınan Ücret ve Komisyonlar		419.484	366.618
1.1.5	Elde Edilen Diğer Kazançlar		1.348.620	1.200.804
1.1.6	Zarar Olarak Muhasebeleştirilen Donuk Alacaklardan Tahsilatlar		39.653	50.140
1.1.7	Personele ve Hizmet Tedarik Edenlere Yapılan Nakit Ödemeler		(267.496)	(226.334)
1.1.8	Ödenen Vergiler		(787.875)	(519.887)
1.1.9	Olağandışı Kalemler		-	-
1.1.10	Diğer	(VI-a)	(374.609)	(1.277.621)
1.1.11	Parasal Kayıp		(413.942)	(688.078)
1.2	Bankacılık Faaliyetleri Konusu Aktif ve Pasiflerdeki Değişim		(2.681.581)	(1.664.831)
1.2.1	Alım Satım Amaçlı Menkul Değerlerde Net (Artış) Azalış		(1.338.048)	(3.043.316)
1.2.2	Bankalar Hesabındaki Net (Artış) Azalış		56.104	(187.771)
1.2.3	Kredilerdeki Net (Artış) Azalış		(1.672.810)	(80.962)
1.2.4	Diğer Aktiflerde Net (Artış) Azalış		6.947	55.652
1.2.5	Bankaların Mevduatlarında Net Artış (Azalış)		803.313	(442.966)
1.2.6	Diğer Mevduatlarda Net Artış (Azalış)		(609.790)	1.768.013
1.2.7	Alınan Kredilerdeki Net Artış (Azalış)		47.133	245.591
1.2.8	Vadesi Gelmiş Borçlarda Net Artış (Azalış)		-	-
1.2.9	Diğer Borçlarda Net Artış (Azalış)	(VI-a)	25.570	20.928
I.	Bankacılık Faaliyetlerinden Kaynaklanan Net Nakit Akımı		(1.483.497)	(1.435.014)
B.	YATIRIM FAALİYETLERİNE İLİŞKİN NAKİT AKIMLARI			
II.	Yatırım Faaliyetlerinden Kaynaklanan Net Nakit Akımı		(683.403)	(570.404)
2.1	İktisap Edilen Bağlı Ortaklık ve İştirakler ve Diğer Yatırımlar	(VI-b)	(47.954)	(15.593)
2.2	Elden Çıkarılan Bağlı Ortaklık ve İştirakler ve Diğer Yatırımlar	(VI-c)	6.248	1.923
2.3	Satın Alınan Menkuller ve Gayrimenkuller		(125.233)	(119.976)
2.4	Elden Çıkarılan Menkul ve Gayrimenkuller		3.106	52.521
2.5	Elde Edilen Satılmaya Hazır Menkul Değerler		(603.347)	(6.136.596)
2.6	Elden Çıkarılan Satılmaya Hazır Menkul Değerler		-	-
2.7	Satın Alınan Yatırım Amaçlı Menkul Değerler		-	-
2.8	Satılan Yatırım Amaçlı Menkul Değerler		83.777	5.647.317
2.9	Olağandışı Kalemler		-	-
2.10	Diğer		-	-
C.	FİNANSMAN FAALİYETLERİNE İLİŞKİN NAKİT AKIMLARI			
III.	Finansman Faaliyetlerinden Sağlanan / (Kullanılan) Net Nakit		(116.632)	(4.758)
3.1	Krediler ve İhraç Edilen Menkul Değerlerden Sağlanan Nakit		-	-
3.2	Krediler ve İhraç Edilen Menkul Değerlerden Kaynaklanan Nakit Çıkışı		-	-
3.3	İhraç Edilen Sermaye Araçları		-	-
3.4	Temettü Ödemeleri		(107.519)	-
3.5	Finansal Kiralamaya İlişkin Ödemeler		(9.113)	(4.758)
3.6	Olağandışı Kalemler		-	-
3.7	Diğer	(VI-a)	-	-
IV.	Döviz Kurundaki Değişimin Nakit ve Nakde Eşdeğer Varlıklar Üzerindeki Etkisi	(VI-a)	-	-
V.	Nakit ve Nakde Eşdeğer Varlıklardaki Net Artış		(2.283.532)	(2.010.176)
VI.	Dönem Başındaki Nakit ve Nakde Eşdeğer Varlıklar	(VI-d)	3.823.635	5.833.811
VII.	Dönem Sonundaki Nakit ve Nakde Eşdeğer Varlıklar	(VI-d)	1.540.103	3.823.635

İlişikteki açıklama ve dipnotlar bu mali tabloların tamamlayıcı bir parçasıdır.

Başaran Nas
Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi
a member of
PRICEWATERHOUSECOOPERS
Tarafından Görüldü
İstanbul, Tarih

(Yetkili İmza / Kaşe)

AKBANK T.A.Ş.
GENEL MÜDÜRLÜĞÜ

AKBANK T.A.Ş.

VII. ENFLASYONA GÖRE DÜZELTİLMİŞ KÂR DAĞITIM TABLOLARI (Tutarlar Milyar TL olarak TL'nin 31 Aralık 2003 tarihindeki satın alma gücüyle ifade edilmiştir.)		CARİ DÖNEM (31/12/2003)	ÖNCEKİ DÖNEM (31/12/2002)
I.	**DÖNEM KÂRININ DAĞITIMI**		
1.1	DÖNEM KÂRI	2.039.681	1.376.071
1.2	ÖDENECEK VERGİ VE YASAL YÜKÜMLÜLÜKLER (-)	715.157	595.055
1.2.1	Kurumlar Vergisi (Gelir Vergisi)	715.157	595.055
1.2.2	Gelir Vergisi Kesintisi	-	-
1.2.3	Diğer Vergi ve Yasal Yükümlülükler	-	-
A.	**NET DÖNEM KÂRI (1.1-1.2)**	**1.324.524**	**781.016**
1.3	GEÇMİŞ DÖNEMLER ZARARI (-)	-	-
1.4	BİRİNCİ TERTİP YASAL YEDEK AKÇE (-)	-	(34.744)
1.5	BANKADA BIRAKILMASI VE TASARRUFU ZORUNLU YASAL FONLAR (-)	-	-
B.	**DAĞITILABİLİR NET DÖNEM KÂRI [(A-(1.3+1.4+1.5)]**	**1.324.524**	**746.272**
1.6	ORTAKLARA BİRİNCİ TEMETTÜ (-)	-	(41.362)
1.6.1	Hisse Senedi Sahiplerine	-	(41.362)
1.6.2	İmtiyazlı Hisse Senedi Sahiplerine	-	-
1.6.3	Katılma İntifa Senetlerine	-	-
1.6.4	Kâra İştirakli Tahvillere	-	-
1.6.5	Kâr ve Zarar Ortaklığı Belgesi Sahiplerine	-	-
1.7	PERSONELE TEMETTÜ (-)	-	-
1.8	YÖNETİM KURULUNA TEMETTÜ (-)	-	(274)
1.9	ORTAKLARA İKİNCİ TEMETTÜ (-)	-	(450.827)
1.9.1	Hisse Senedi Sahiplerine	-	(450.827)
1.9.2	İmtiyazlı Hisse Senedi Sahiplerine	-	-
1.9.3	Katılma İntifa Senetlerine	-	-
1.9.4	Kâra İştirakli Tahvillere	-	-
1.9.5	Kâr ve Zarar Ortaklığı Belgesi Sahiplerine	-	-
1.10	İKİNCİ TERTİP YASAL YEDEK AKÇE (-)	-	(6.907)
1.11	STATÜ YEDEKLERİ (-)	-	-
1.12	OLAĞANÜSTÜ YEDEKLER	-	246.902
1.13	DİĞER YEDEKLER	-	-
1.14	ÖZEL FONLAR	-	-
II.	**YEDEKLERDEN DAĞITIM**		
2.1	DAĞITILAN YEDEKLER	-	-
2.2	İKİNCİ TERTİP YASAL YEDEKLER (-)	-	-
2.3	ORTAKLARA PAY (-)	-	-
2.3.1	Hisse Senedi Sahiplerine	-	-
2.3.2	İmtiyazlı Hisse Senedi Sahiplerine	-	-
2.3.3	Katılma İntifa Senetlerine	-	-
2.3.4	Kâra İştirakli Tahvillere	-	-
2.3.5	Kâr ve Zarar Ortaklığı Belgesi Sahiplerine	-	-
2.4	PERSONELE PAY (-)	-	-
2.5	YÖNETİM KURULUNA PAY (-)	-	-
III.	**HİSSE BAŞINA KÂR (*)**		
3.1	HİSSE SENEDİ SAHİPLERİNE	1.104	957
3.2	HİSSE SENEDİ SAHİPLERİNE (%)	110.4	95.7
3.3	İMTİYAZLI HİSSE SENEDİ SAHİPLERİNE	-	-
3.4	İMTİYAZLI HİSSE SENEDİ SAHİPLERİNE (%)	-	-
IV.	**HİSSE BAŞINA TEMETTÜ**		
4.1	HİSSE SENEDİ SAHİPLERİNE	-	-
4.2	HİSSE SENEDİ SAHİPLERİNE (%)	-	-
4.3	İMTİYAZLI HİSSE SENEDİ SAHİPLERİNE	-	-
4.4	İMTİYAZLI HİSSE SENEDİ SAHİPLERİNE (%)	-	-

(*) Tam TL tutarı ile gösterilmiştir

NOT: Cari döneme ait karın dağıtımı hakkında Banka'nın yetkili organı Genel Kurul'dur. Bu mali tabloların düzenlendiği tarih itibarıyle Banka'nın yıllık Olağan Genel Kurul toplantısı henüz yapılmamıştır.

Başaran Nas
Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi
a member of
PRICEWATERHOUSECOOPERS
Tarafından Görüldü
İstanbul, Tarih

İlişikteki açıklama ve dipnotlar bu mali tabloların tamamlayıcı bir parçasıdır.

(Yetkili İmza / Kaşe)
AKBANK T.A.Ş.
GENEL MÜDÜRLÜĞÜ

ÜÇÜNCÜ BÖLÜM
MUHASEBE POLİTİKALARINA İLİŞKİN AÇIKLAMALAR

I. SUNUM ESASLARINA İLİŞKİN AÇIKLAMA VE DİPNOTLAR :

a. Mali tabloların ve bunlara ilişkin açıklama ve dipnotların Muhasebe Uygulama Yönetmeliği ve muhasebe standartları hakkında tebliğlere uygun olarak hazırlanması :

Banka, muhasebe kayıtlarını ve kanuni mali tablolarını Türk lirası olarak, Bankalar Kanunu, Türk Ticaret Kanunu ve Türk vergi mevzuatına uygun olarak tutmakta ve tanzim etmektedir. Konsolide olmayan mali tablolar, 4389 sayılı Bankalar Kanunu'nun "Hesap ve Kayıt Düzeni" başlıklı 13. maddesinin hükümlerine dayanılarak, 1 Temmuz 2002 tarihinden geçerli olmak üzere, Bankacılık Düzenleme ve Denetleme Kurumu ("BDDK") tarafından 22 Haziran 2002 tarih ve 24793 (Mükerrer) sayılı Resmi Gazete'de yayımlanarak yürürlüğe konulan "Muhasebe Uygulama Yönetmeliği" ("MUY") ve bu Yönetmelik'e ilişkin olarak yayımlanmış muhasebe standartları tebliğleri kapsamında belirlenen esaslara uygun olarak hazırlanmıştır.

b. Mali tabloların paranın cari satın alma gücü esasına göre düzenlenmesi :

Muhasebe Uygulama Yönetmeliği'ne İlişkin 14 Sayılı Tebliğ olan "Mali Tabloların Yüksek Enflasyon Dönemlerinde Düzenlenmesine İlişkin Muhasebe Standardı" ("MUY 14") 1 Temmuz 2002 tarihi itibariyle yürürlüğe girmiştir.

MUY 14, yüksek enflasyonlu ekonomideki para birimi baz alınarak hazırlanan mali tabloların paranın bilanço tarihindeki cari satın alma gücüne göre yeniden düzenlenmesini gerektirir. Önceki dönemlere ait tutarlar da aynı şekilde düzeltilir. Bir ekonomiyi yüksek enflasyonlu olarak tanımlayabilmek için yukarıda sözü edilen Tebliğ'in belli ölçütleri vardır ve bunlardan bir tanesi de Devlet İstatistik Enstitüsü verilerine göre son üç yıllık enflasyon oranının yüzde yüze yaklaşması ya da bu oranı geçmesidir. Enflasyon düzeltmesi işlemleri, MUY 14'te yer alan esaslara göre ve MUY 14'ün eki olarak yayımlanan Toptan Eşya Fiyat Endeksleri ve Devlet İstatistik Enstitüsü'nün aynı bazda açıkladığı Toptan Eşya Fiyatları Genel Endeksi kullanılarak yapılmıştır. Beşinci Bölüm'de IX no'lu "Enflasyon Muhasebesine İlişkin Açıklama ve Dipnotlar" bölümünde enflasyon muhasebesi uygulaması ile ilgili detay bilgiler sunulmuştur.

c. Mali tabloların hazırlanmasında izlenen muhasebe ilkeleri ve uygulanan değerleme esasları:

Mali tabloların hazırlanmasına ilişkin izlenen muhasebe politikaları ve kullanılan değerleme esasları MUY kapsamında belirlenen esaslara göre belirlenmiş ve uygulanmıştır. Söz konusu muhasebe politikaları ve değerleme esasları aşağıda yer alan II ila XXII no'lu dipnotlarda açıklanmaktadır.

II. İŞTİRAKLER, BAĞLI ORTAKLIKLAR VE SATILMAYA HAZIR PORTFÖYDE YER ALAN HİSSE SENETLERİNİN MALİ TABLOLARDA GÖSTERİMİ :

Türk lirası cinsinden iştirakler, bağlı ortaklıklar ve satılmaya hazır portföyde yer alan hisse senetleri, bunlara ilişkin kayıtlı tutarlarından, bu kuruluşların oluşturmalarına izin verilen "yeniden değerleme değer artış fonu" gibi fonların sermayelerine eklenmesi nedeniyle elde edilen tutarlar ve kur farkları dahil finansman giderleri indirildikten sonra kalan bakiyeleri dikkate alınarak enflasyona göre düzeltme işlemine tabi tutulmuştur.

Başaran Nas
Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi
a member of
PRICEWATERHOUSECOOPERS
Tarafından Görüldü 24
İstanbul, Tarih 04 04

(Yetkili İmza / Kaşe)
AKBANK T.A.Ş.
GENEL MÜDÜRLÜĞÜ

Yabancı para cinsinden iştirak, bağlı ortaklık ve satılmaya hazır portföyde yer alan hisse senetlerinin düzeltilmiş tutarları, bu yatırımların döviz cinsinden elde etme maliyetlerinin bilanço tarihindeki döviz kurları kullanılarak Türk lirasına çevrilmesi suretiyle hesaplanmıştır.

Enflasyon muhasebesine göre düzeltilmiş tutarların net gerçekleşebilir değerin üzerinde olması durumunda, değer düşüklüğünün kalıcı veya geçici olması, değer düşüklüğünün oranı gibi kriterler de dikkate alınarak, ilgili iştirak, bağlı ortaklık ve satılmaya hazır portföyde yer alan hisse senetlerinin değeri net gerçekleşebilir değere veya varsa rayiç değere indirilmiştir.

III. YABANCI PARA CİNSİ ÜZERİNDEN İŞLEMLER İLE İLGİLİ UYGULANAN İLKELER :

Yabancı para cinsinden parasal aktif ve pasif kalemler bilanço tarihindeki döviz kurları ile değerlenmişlerdir. Parasal olan kalemlerin değerlemesinden kaynaklanan kur farkları gelir tablosunda "Kambiyo kar/zararı" olarak muhasebeleştirilmiştir. Elde etme maliyeti esasına göre muhasebeleştirilen parasal olmayan kalemlerden yabancı para iştirakler ise bunların döviz cinsinden elde etme maliyetlerinin bilanço tarihindeki döviz kurlarıyla TL'ye çevrilerek mali tablolarda yansıtılmıştır.

a. Yabancı para işlemlerin dönüştürülmesinde ve bunların mali tablolara yansıtılmasında kullanılan kur değerleri :

31 Aralık 2003 tarihi itibariyle yabancı para işlemlerin Türk Lirasına dönüştürülmesinde ve bunların mali tablolara yansıtılmasında kullanılan ABD Doları kur değeri 1.427.500 TL, Euro kur değeri 1.784.660 TL ve Yen kur değeri 13.346 TL'dir.

b. Döneme ilişkin net kara dahil edilen toplam kur farkları :

Banka'nın ilişikteki mali tablolarda döneme ilişkin net kara dahil edilen toplam kur farkı (kambiyo) karı tutarı, net 377.527 TL'dir.

c. Kur farklarından doğan değerleme fonu hesabının toplam tutarı ve dönem içinde meydana gelen değişiklikler :

Kur farklarından doğan değerleme fonu hesabının bakiyesi bulunmamaktadır.

d. Bilanço tarihinden sonra kurlarda önemli değişiklikler olması halinde bunun yabancı para işlemler ile ilgili kalemlere ve mali tablolara olan etkisi :

Dördüncü Bölüm'de V no'lu dipnotta da görüldüğü üzere, Banka'nın döviz açık pozisyonu çok düşük seviyededir. Bu nedenle kurlarda önemli değişiklikler olması durumunda bunun mali tablolara önemli bir etkisi olmayacaktır.

e. Aktifleştirilmiş kur farkı tutarı :

Aktifleştirilmiş kur farkları bulunmamaktadır.

f. Kur riski yönetim politikasının temel esasları :

Kur riski yönetim politikasının temel esasları ile ilgili bilgiler Dördüncü Bölüm'de V no'lu dipnotta verilmektedir.

Başaran Nas Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi
a member of
PRICEWATERHOUSECOOPERS
Tarafından Görüldü 24
İstanbul, Tarih 02 04

(Yetkili İmza / Kaşe)
AKBANK T.A.Ş.
GENEL MÜDÜRLÜĞÜ

g. Yurtdışında kurulu ortaklıklardaki net yatırımların, iştiraklerin, ödünçlerin ve riskten korunma amaçlı diğer araçların Türk parasına dönüştürülmesi sonucunda ortaya çıkan kur farklarının hangi hesaplarda izlendiği :

Banka'nın yurtdışında kurulu ortaklıklardaki yabancı para cinsinden net yatırımlarının döviz cinsinden tutarları ve yabancı para cinsinden diğer araçlar bilanço tarihindeki döviz kurları ile değerlenmiştir. Değerleme sonucu oluşan kur farkları gelir tablosunda "Kambiyo kar/zararı" olarak muhasebeleştirilmiştir.

h. Yurtdışında kurulu bir ortaklığın edinilmesinden doğan şerefiye ile, bu ortaklığın aktif ve pasif kalemlerinin rayiç değere uyarlanması sonucu oluşan tutarların Türk parasına dönüştürülmesinde uygulanan yöntem :

Banka'nın yurtdışında kurulu herhangi bir ortaklığı ile ilgili şerefiye tutarı bulunmamaktadır. Yurtdışındaki ortaklıkların aktif ve pasif kalemlerinin rayiç değere uyarlanması sonucunda herhangi bir fark tutarı oluşmamıştır.

i. Yurtdışı ortaklığının elden çıkarılması halinde sonuçların hangi hesaplara yansıtıldığı :

Cari ve önceki dönemde elden çıkarılan yurtdışında kurulu bir ortaklık bulunmamaktadır.

j. Borçlanmayı temsil eden menkul değerler ile parasal nitelikli finansal aktiflerin Türk parasına dönüştürülmesinden kaynaklanan farkların gelir tablosuna dahil edilip edilmediği:

Banka'nın ihraç ettiği borçlanmayı temsil eden menkul değerler bulunmamaktadır. Parasal nitelikli finansal aktiflerin Türk parasına dönüştürülmesinden kaynaklanan kur farkları gelir tablosunda "Kambiyo kar/zararı" içerisinde muhasebeleştirilmiştir.

IV. VADELİ İŞLEM VE OPSİYON SÖZLEŞMELERİ İLE TÜREV ÜRÜNLERE İLİŞKİN AÇIKLAMALAR :

Banka'nın türev işlemlerini ağırlıklı olarak yabancı para ve faiz swapları ile vadeli döviz alım-satım sözleşmeleri oluşturmaktadır. Banka'nın ana sözleşmeden ayrıştırılmak suretiyle oluşturulan türev ürünleri bulunmamaktadır.

Banka'nın türev ürünleri "Finansal araçların muhasebeleştirilmesi standardı" ("MUY 1") gereğince "Riskten korunma amaçlı" ve "Alım-satım amaçlı" olarak sınıflandırılmaktadır. Buna göre, bazı türev işlemler ekonomik olarak Banka için risklere karşı etkin bir koruma sağlamakla birlikte, muhasebesel olarak MUY 1 kapsamında bunlar "Alım-satım amaçlı" olarak muhasebeleştirilmektedir.

Türev işlemlerin ilk olarak kayda alınmasında elde etme maliyeti kullanılmakta ve bunlara ilişkin işlem maliyetleri elde etme maliyetine dahil edilmektedir. Ayrıca, türev işlemlerden doğan yükümlülük ve alacaklar sözleşme tutarları üzerinden nazım hesaplara kaydedilmektedir.

Türev işlemler kayda alınmalarını izleyen dönemlerde rayiç değer ile değerlenmekte ve rayiç değerin pozitif veya negatif olmasına göre bilançoda sırasıyla, "Faiz ve gelir tahakkuk ve reeskontları" veya "Faiz ve gider reeskontları" içerisinde gösterilmektedir. Yapılan değerleme sonucu rayiç değerde meydana gelen farklar alım satım amaçlı türev işlemlerde gelir tablosunda yansıtılmaktadır.

(Yetkili İmza / Kaşe)
AKBANK T.A.S.
GENEL MÜDÜRLÜĞÜ

31 Aralık 2003 tarihi itibariyle Banka'nın türev ürünlerinin rayiç değerleri 187.135 (31 Aralık 2002: 89.930) TL'dir.

V. FİNANSAL ARAÇLARIN NETLEŞTİRİLMESİNE İLİŞKİN AÇIKLAMALAR :

Finansal varlıklar ve borçlar, Banka'nın netleştirmeye yönelik yasal bir hakka ve yaptırım gücüne sahip olması ve ilgili finansal aktif ve pasifi net tutarları üzerinden tahsil etme/ödeme niyetinde olması; veya, ilgili finansal varlığı ve borcu eşzamanlı olarak sonuçlandırma hakkına sahip olması durumlarında bilançoda net tutarları üzerinden gösterilir.

VI. FAİZ GELİR VE GİDERİNE İLİŞKİN AÇIKLAMALAR :

Faiz gelir ve giderleri tahakkuk esasına göre muhasebeleştirilmektedir. Banka, donuk alacaklarla ilgili faiz gelirleri ve, varsa, tahsili şüpheli görülen diğer faiz gelirleriyle ilgili reeskont uygulamasını durdurmakta ve o tarihe kadar kaydedilmiş olan reeskont tutarlarını iptal ederek tahsilat gerçekleşene kadar gelir olarak kaydetmemektedir.

VII. ÜCRET VE KOMİSYON GELİR VE GİDERLERİNE İLİŞKİN AÇIKLAMALAR :

Tahsil edildikleri dönemde gelir kaydedilen bazı bankacılık işlemleriyle ilgili ücret gelirleri haricindeki ücret ve komisyon gelirleri ve giderleri esas olarak tahakkuk esasına göre muhasebeleştirilmektedir. Diğer kredi kurum ve kuruluşlarına ödenen kredi ücret ve komisyon giderleri işlem maliyeti olarak dikkate alınmakta ve "Etkin faiz (iç verim) oranı yöntemi"ne göre muhasebeleştirilmektedir. Sözleşmeler yoluyla sağlanan ya da üçüncü bir gerçek veya tüzel kişi için varlık alımı veya satımı gibi işlemlere ilişkin hizmetler yoluyla sağlanan gelirler tahsil edildiği tarihlerde gelir olarak kaydedilmektedir.

VIII. ALIM SATIM AMAÇLI MENKUL DEĞERLERE İLİŞKİN AÇIKLAMALAR :

Alım - satım amaçlı menkul değerler piyasada kısa dönemde oluşan fiyat ve benzeri unsurlardaki dalgalanmalardan kar sağlama amacıyla elde edilen, veya elde edilme nedeninden bağımsız olarak, kısa dönemde kar sağlamaya yönelik bir portföyün parçası olan menkul değerlerdir.

Alım-satım amaçlı menkul değerlerin alım ve satım işlemleri "teslim tarihi"ne göre kayıtlara alınmakta ve kayıtlardan çıkarılmaktadır. Alım satım amaçlı menkul değerler, bilançoya, ilk olarak işlem maliyetleri de dahil olmak üzere maliyet değerleri ile yansıtılmakta ve kayda alınmalarını müteakiben rayiç değerleri ile değerlemeye tabi tutulmaktadır. Rayiç değere esas teşkil eden fiyat oluşumlarının aktif piyasa koşulları içerisinde gerçekleşmemesi durumunda rayiç değerin güvenilir bir şekilde belirlenmediği kabul edilmekte ve "Etkin faiz (iç verim) oranı yöntemi"ne göre hesaplanan "İskonto edilmiş değer" rayiç değer olarak dikkate alınmaktadır. Yapılan değerleme sonucu oluşan kazanç ve kayıplar kar/zarar hesaplarına dahil edilmektedir. Alım satım amaçlı menkul değerlerin elde tutulması esnasında kazanılan faizler öncelikle faiz gelirleri içerisinde ve elde edilen kar payları temettü gelirleri içerisinde gösterilmektedir; bu şekilde kayıtlara yansıtılan faiz gelirleri ilgili kıymetlerin vadelerinden önce satılmaları sırasında Tek Düzen Hesap Planı gereğince "Sermaye piyasası işlemleri karı" hesabına aktarılmaktadır.

IX. SATIŞ VE GERİ ALIŞ ANLAŞMALARI VE MENKUL DEĞERLERİN ÖDÜNÇ VERİLMESİ İŞLEMLERİNE İLİŞKİN AÇIKLAMALAR :

Tekrar geri alımları öngören anlaşmalar çerçevesinde satılmış olan menkul kıymetler ("Repo") Banka portföyünde tutuluş amaçlarına göre "Alım satım amaçlı", "Satılmaya hazır" veya

Başaran Nas
Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi
a member of PRICEWATERHOUSECOOPERS
Tarafından Görüldü
İstanbul, Tarih

(Yetkili İmza / Kaşe)
AKBANK T.A.Ş.
GENEL MÜDÜRLÜĞÜ

"Vadeye kadar elde tutulacak" portföylerde sınıflandırılmakta ve ait olduğu portföyün esaslarına göre değerlemeye tabi tutulmaktadır. Repo sözleşmesi karşılığı elde edilen fonlar pasifte "Repo işlemlerinden sağlanan fonlar" hesabında muhasebeleştirilmekte ve ilgili repo anlaşmaları ile belirlenen satım ve geri alım fiyatları arasındaki farkın döneme isabet eden kısmı için "Etkin faiz (iç verim) oranı yöntemi"ne göre gider reeskontu hesaplanmaktadır.

Geri satım taahhüdü ile alınmış menkul kıymetler ("Ters repo") işlemleri bilançoda "Ters repo işlemlerinden alacaklar" kalemi altında muhasebeleştirilmektedir. Ters repo anlaşmaları ile belirlenen alım ve geri satım fiyatları arasındaki farkın döneme isabet eden kısmı için "Etkin faiz (iç verim) oranı yöntemi"ne göre faiz gelir reeskontu hesaplanmaktadır.

Banka'nın herhangi bir şekilde ödünce konu edilmiş menkul değeri bulunmamaktadır.

X. VADEYE KADAR ELDE TUTULACAK MENKUL DEĞERLER VE SATILMAYA HAZIR MENKUL DEĞERLERE İLİŞKİN AÇIKLAMALAR :

Banka finansal varlıklarını "Alım satım amaçlı", "Satılmaya hazır", "Banka kaynaklı krediler ve alacaklar" veya "Vadeye kadar elde tutulacaklar" olarak sınıflandırmakta ve muhasebeleştirmektedir. Söz konusu finansal varlıkların alım ve satım işlemleri "Teslim tarihi"ne göre kayıtlara alınmakta ve kayıtlardan çıkarılmaktadır. Finansal varlıkların sınıflandırılması şekli ilgili varlıkların Banka yönetimi tarafından satınalma amaçları dikkate alınarak, elde edildikleri tarihlerde kararlaştırılmaktadır.

Finansal varlıkların gelecekte beklenen nakit akışlarının "Etkin faiz (iç verim) oranı yöntemi" ile iskonto edilmek suretiyle hesaplanan tahmini tahsil edilebilir tutarının defter değerinden düşük olması durumunda söz konusu finansal varlığın zaafiyete uğradığı kabul edilir. Finansal varlıkların zaafiyete uğraması sonucu oluşan değer düşüklüğü için karşılık ayrılır ve ayrılan karşılık gider hesapları ile ilişkilendirilir.

a. Vadeye kadar elde tutulacak menkul değerler :

Vadeye kadar elde tutulacak menkul değerler, vadesine kadar saklama niyetiyle elde tutulan ve fonlama kabiliyeti dahil olmak üzere vade sonuna kadar elde tutulabilmesi için gerekli koşulların sağlanmış olduğu, sabit veya belirlenebilir ödemeleri ile sabit vadesi bulunan ve; banka kaynaklı krediler ve alacaklar dışında kalan menkul değerlerdir. Vadeye kadar elde tutulacak menkul değerler ilk olarak elde etme maliyeti üzerinden kayda alınmakta ve kayda alınmayı müteakiben "Etkin faiz (iç verim) oranı yöntemi" kullanılarak "İskonto edilmiş bedeli" ile değerlenmektedir. Vadeye kadar elde tutulacak menkul değerlerle ilgili faiz gelirleri gelir tablosunda yansıtılmaktadır.

Banka'nın önceden vadeye kadar elde tutulacak menkul değerler arasında sınıflandırdığı ancak, sınıflandırma esaslarına uyulmadığından iki yıl boyunca bu sınıflandırmaya tabi tutulamayacak finansal varlıkları bulunmamaktadır. Vadeye kadar elde tutulacak menkul değerlerle ilgili herhangi bir değer azalışı yoktur.

b. Satılmaya hazır menkul değerler :

Satılmaya hazır menkul değerler "Banka kaynaklı krediler ve alacaklar" ile "Vadeye kadar elde tutulacaklar" ve "Alım satım amaçlılar" dışında kalan menkul değerlerden oluşmaktadır.

Satılmaya hazır menkul değerler kayda alınmalarını izleyen dönemlerde rayiç değerle değerlenmektedir. Rayiç değere esas teşkil eden fiyat oluşumlarının aktif piyasa koşulları içerisinde gerçekleşmemesi durumunda rayiç değerin güvenilir bir şekilde belirlenmediği kabul

(Yetkili İmza / Kaşe)
AKBANK T.A.Ş.
GENEL MÜDÜRLÜĞÜ

edilmekte ve "Etkin faiz (iç verim) oranı yöntemi"ne göre hesaplanan iskonto edilmiş değer rayiç değer olarak dikkate alınmaktadır. Satılmaya hazır menkul değerlerin rayiç değerlerindeki değişikliklerden kaynaklanan "Gerçekleşmemiş kâr ve zararlar" ilgili finansal varlığa karşılık gelen değerin tahsili, varlığın satılması, elden çıkarılması veya zaafiyete uğraması durumlarından birinin gerçekleşmesine kadar dönemin gelir tablosuna yansıtılmamakta ve; özkaynaklar içindeki "Menkul değerler değer artış fonu" hesabında izlenmektedir. Söz konusu menkul değerlerin tahsil edildiğinde veya elden çıkarıldığında özkaynak içinde yansıtılan birikmiş rayiç değer farkları gelir tablosuna yansıtılmaktadır.

Satılmaya hazır menkul değerlerin elde tutulması esnasında kazanılan faizler öncelikle faiz gelirleri içerisinde gösterilmektedir. Bu şekilde kayıtlara yansıtılan faiz gelirleri ilgili kıymetlerin vadelerinden önce satılmaları sırasında Tek Düzen Hesap Planı gereğince "Sermaye piyasası işlemleri karı" hesabına aktarılmaktadır.

XI. BANKA KAYNAKLI KREDİLER VE ALACAKLAR İLE AYRILAN ÖZEL VE GENEL KARŞILIKLARA İLİŞKİN AÇIKLAMALAR :

Banka kaynaklı krediler ve alacaklar, borçluya para, mal veya hizmet sağlama yoluyla yaratılan finansal varlıklardır. Söz konusu banka kaynaklı krediler ve alacaklar ilk olarak elde etme maliyeti üzerinden kayda alınmakta ve kayda alınmayı müteakiben "Etkin faiz (iç verim) oranı yöntemi" kullanılarak iskonto edilmiş bedelleri ile değerlenmektedir. Bunların teminatı olarak alınan varlıklarla ilgili olarak ödenen harçlar ve benzeri diğer masraflar işlem maliyetinin bir parçası olarak kabul edilmemekte ve gider hesaplarına yansıtılmaktadır.

Banka, yönetimin değerlendirmeleri ve tahminleri doğrultusunda herhangi bir kredinin veya alacağın tahsil imkanının sınırlı veya şüpheli hale gelmesi durumunda ve/veya zarar niteliğindeki krediler ve diğer alacaklar için 30 Haziran 2001 tarih ve 24448 sayılı Resmi Gazete'de yayımlanan "Bankalarca Karşılık Ayrılacak Kredilerin ve Diğer Alacakların Niteliklerinin Belirlenmesi ve Ayrılacak Karşılıklara İlişkin Esas ve Usuller Hakkında Yönetmelik"i de dikkate alarak özel ve genel karşılık ayırmaktadır. Ayrıca, Banka 31 Aralık 2003 tarihi itibariyle tüketici kredileri portföyünde meydana gelebilecek muhtemel riskler için yapmış olduğu istatistiki analizleri dikkate alarak serbest karşılık hesaplamış olup bu karşılık tutarını pasiflerde "Diğer karşılıklar" hesabında muhasebeleştirmiştir. Ayrılan karşılıklar o yılın gelirinden düşülmektedir. Daha önce karşılık ayrılan alacaklar tahsil edildiğinde ayrılan özel karşılık hesabından düşülerek "Diğer faaliyet gelirleri" hesabında yansıtılmaktadır. Tahsili mümkün olmayan alacaklar bütün yasal işlemler tamamlandıktan sonra kayıtlardan silinmektedir.

XII. ŞEREFİYE VE DİĞER MADDİ OLMAYAN DURAN VARLIKLARA İLİŞKİN AÇIKLAMALAR :

31 Aralık 2003 ve 2002 tarihleri itibariyle mali tablolara yansıtılması gereken şerefiye kalemi yoktur.

Maddi olmayan duran varlıkların ilk kayıtları elde etme tutarları ve varlığın kullanılabilir hale getirilebilmesi için gerekli diğer doğrudan giderlerin ilavesi suretiyle bulunmuş maliyet bedeli üzerinden yapılmıştır. Maddi olmayan duran varlıklar, kayda alınmalarını izleyen dönemde maliyet bedelinden birikmiş amortismanların ve varsa birikmiş değer azalışlarının düşülmesinden sonra kalan tutarları üzerinden değerlenmiştir.

Maddi olmayan duran varlıklar tahmini faydalı ömürleri olan beş yıl boyunca doğrusal amortisman yöntemi kullanılarak itfa edilmektedir. Varlığın faydalı ömrünün tespiti, varlığın

(Yetkili İmza / Kaşe)
AKBANK T.A.Ş.
GENEL MÜDÜRLÜĞÜ

beklenen kullanım süresi, teknik, teknolojik veya diğer türdeki eskime ve varlıktan beklenen ekonomik faydayı elde etmek için gerekli olan bakım masrafları gibi hususların değerlendirilmesi suretiyle yapılmıştır.

Banka, muhasebe tahminlerinde, amortisman süresi, amortisman yöntemi veya kalıntı değer bakımından cari dönemde veya sonraki dönemlerde önemli etkileri olması beklenen değişiklikler beklememektedir.

Devam eden bilgisayar yazılımları ile ilgili maliyetler ve bilgisayar yazılımlarını geliştirici harcamalar ilgili bilgisayar yazılımlarının orjinal içeriğini ve yararlı ömürlerini artırmaya yönelik ise söz konusu yazılımın maliyetine eklenerek aktifleştirilir. Bu şekilde aktifleştirilen harcamalar ilgili varlığın kalan yararlı ömrü boyunca "Doğrusal itfa yöntemi" ile itfa edilirler.

XIII. MADDİ DURAN VARLIKLARA İLİŞKİN AÇIKLAMALAR :

Maddi duran varlıkların ilk kayıtları elde etme tutarları ve varlığın kullanılabilir hale getirilebilmesi için gerekli diğer doğrudan giderlerin ilavesi suretiyle bulunmuş maliyet bedeli üzerinden yapılmıştır. Maddi duran varlıklar, kayda alınmalarını izleyen dönemde maliyet bedelinden birikmiş amortismanların ve varsa birikmiş değer azalışlarının düşülmesinden sonra kalan tutarları üzerinden değerlenmiştir.

Amortisman, maddi duran varlıkların maliyetleri üzerinden tahmin edilen faydalı ömürler esas alınarak doğrusal yöntem kullanılarak ayrılmaktadır. Tahmin edilen ekonomik ömürler aşağıdaki gibidir:

Binalar	50 yıl
Büro makina, mobilya mefruşat ve taşıtlar	5 yıl

Bilanço tarihi itibariyle aktifte bir hesap döneminden daha az bir süre bulunan varlıklara ilişkin olarak, bir tam yıl için öngörülen amortisman tutarının, varlığın aktifte kalış süresiyle orantılanması suretiyle bulunan tutar kadar amortisman ayrılmıştır.

Enflasyona göre düzeltilmiş maliyet bedelinin ilgili maddi duran varlığın "Net gerçekleşebilir değeri"nin üzerinde olması durumunda söz konusu varlığın değeri "Net gerçekleşebilir değeri"ne indirilmekte ve ayrılan değer düşüklüğü karşılığı gider hesapları ile ilişkilendirilmektedir.

Maddi duran varlıklar, mali tablolarda rayiç değerleri ile yansıtmaya yönelik olarak, yeniden değerlemeye tabi tutulmamaktadır.

Maddi duran varlıkların elden çıkarılmasından doğan kazanç ve kayıplar satış hasılatından ilgili maddi duran varlığın net defter değerinin düşülmesi suretiyle tespit edilmektedir.

Maddi bir duran varlığa yapılan normal bakım ve onarım harcamaları, gider olarak muhasebeleştirilmektedir. Maddi duran varlığın kapasitesini genişleterek kendisinden gelecekte elde edilecek faydayı artıran nitelikteki yatırım harcamaları, maddi duran varlığın maliyetine eklenmektedir. Yatırım harcamaları, varlığın faydalı ömrünü uzatan, varlığın hizmet kapasitesini artıran, üretilen mal veya hizmetin kalitesini artıran veya maliyetini azaltan giderler gibi maliyet unsurlarından oluşmaktadır.

Başaran Nas
Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi
a member of
PRICEWATERHOUSECOOPERS
Tarafından Görüldü
İstanbul, Tarih 02/04

(Yetkili İmza / Kaşe)
AKBANK T.A.Ş.
GENEL MÜDÜRLÜĞÜ

Maddi duran varlıkların üzerinde rehin, ipotek ve diğer tedbirler veya bunların alımı için verilen taahhütler ya da bunlar üzerindeki tasarruf haklarının kullanılmasını sınırlayan başkaca bir husus mevcut değildir.

Banka, maddi duran varlıklara ilişkin olarak muhasebe tahminlerinde veya sonraki dönemlerde önemli bir etkisi olması beklenen değişiklikler beklememektedir.

XIV. KİRALAMA İŞLEMLERİNE İLİŞKİN AÇIKLAMALAR :

Banka, finansal kiralama yoluyla elde ettiği sabit kıymetlerini "Rayiç değeri ile kira ödemelerinin bugünkü değerinden düşük olanı"nı esas almak suretiyle kaydetmektedir. Finansal kiralama yoluyla edinilen sabit kıymetler maddi duran varlıklar içinde sınıflandırılmakta ve bu sabit kıymetler faydalı ömürleri esas alınmak suretiyle amortismana tabi tutulmaktadır. Finansal kiralama yoluyla edinilen sabit kıymetlerin değerinde bir azalma tespit edildiğinde "Değer düşüklüğü karşılığı" ayrılmaktadır. Finansal kiralama sözleşmelerinden kaynaklanan borçlar pasifte "Finansal kiralama borçları" hesabında gösterilmektedir. Finansal kiralama ile ilgili faiz ve kur farkı giderleri gelir tablosuna yansıtılmaktadır. Banka "Kiralayan" olma sıfatıyla finansal kiralama işlemleri gerçekleştirmemektedir.

Faaliyet kiralaması ile ilgili işlemler ilgili sözleşme hükümleri doğrultusunda ve tahakkuk esasına göre muhasebeleştirilmektedir.

XV. KARŞILIKLAR VE ŞARTA BAĞLI YÜKÜMLÜLÜKLERE İLİŞKİN AÇIKLAMALAR :

Krediler ve diğer alacaklar için ayrılan özel ve genel karşılıklar dışında kalan karşılıklar ve şarta bağlı yükümlülükler "Muhasebe Uygulama Yönetmeliği'ne İlişkin 8 Sayılı Tebliğ - Karşılıklar, Şarta Bağlı Yükümlülükler ve Varlıkların Muhasebeleştirilmesi Standardı"na uygun olarak muhasebeleştirilmektedir.

Karşılıklar bilanço tarihi itibariyle mevcut bulunan ve geçmişten kaynaklanan yasal veya yapısal bir yükümlülüğün bulunması, yükümlülüğü yerine getirmek için ekonomik fayda sağlayan kaynakların çıkışının gerçekleşme olasılığının olması ve yükümlülük tutarı konusunda güvenilir bir tahminin yapılabildiği durumlarda muhasebeleştirilmektedir. Geçmiş dönemlerdeki olayların bir sonucu olarak ortaya çıkan yükümlülükler için "Dönemsellik ilkesi" uyarınca bu yükümlülüklerin ortaya çıktığı dönemde karşılık ayrılmaktadır. Yükümlülük, tutarının tahmin edilemediği durumlarda "Şarta bağlı" olarak kabul edilmektedir. Şarta bağlı yükümlülükler için şartın gerçekleşme olasılığı yüksek ise ve güvenilir olarak ölçülebiliyorsa karşılık ayrılmaktadır.

XVI. ÇALIŞANLARIN HAKLARINA İLİŞKİN YÜKÜMLÜLÜKLERE İLİŞKİN AÇIKLAMALAR :

Çalışan haklarına ilişkin yükümlülükler "Muhasebe Uygulama Yönetmeliği'ne İlişkin 10 Sayılı Tebliğ – Banka Çalışanlarının Haklarının Muhasebeleştirilmesi Standardı ("MUY 10")" hükümlerine göre muhasebeleştirilmektedir. Kıdem ve ihbar tazminatlarından doğan yükümlülükler için, MUY 10'na uygun olarak, bilançonun hazırlandığı dönemden önceki son beş yıl için yapılan ödemelerin toplam yükümlülük tutarlarına oranları olarak hesaplanan fiili ödeme oranlarının ortalaması dikkate alınmak suretiyle cari yıla ilişkin toplam yükümlülük üzerinden karşılık ayrılmaktadır. Kıdem ve ihbar tazminatlarından doğan yükümlülükler için ayrılan karşılık tutarına esas fiili ödeme oranlarının son beş yıllık basit aritmetik ortalaması % 10,45'tir (31 Aralık 2002: %9,64).

(Yetkili İmza / Kaşe)

Banka'nın 31 Aralık 2003 tarihi itibariyle bilanço tarihinden itibaren 12 aydan daha uzun sürede sözleşme süresi dolacak belirli süreli sözleşme ile istihdam edilen çalışanları bulunmamaktadır.

Banka çalışanları 506 sayılı Sosyal Sigortalar Kanunu'nun geçici 20. maddesine göre kurulmuş olan "Akbank T.A.Ş. Tekaüt Sandığı Vakfı ("Tekaüt Sandığı")"nın üyesidir. Tekaüt Sandığı'nın teknik mali tabloları Sigorta Murakebe Kanunu'nun 38. maddesi ve bu maddeye istinaden çıkarılan "Aktüerler Yönetmeliği" hükümlerine göre aktüerler siciline kayıtlı bir aktüer tarafından denetlenmektedir. Yapılan denetimler sonucunda Tekaüt Sandığı'nın teknik mali tablolarında MUY hükümlerine göre ilgili dönemler itibariyle karşılık ayrılmasını gerektiren "Fiili veya teknik açık" tespit edilmemiştir.

XVII. VERGİ UYGULAMALARINA İLİŞKİN AÇIKLAMALAR :

Türkiye'de, kurumlar vergisi oranı %30'dur. Bu oran, kurumların ticari kazancına vergi yasaları gereğince indirimi kabul edilmeyen giderlerin ilave edilmesi, vergi yasalarında yer alan istisna (iştirak kazançları istisnası gibi) ve indirimlerin (yatırım indirimi gibi) indirilmesi sonucu bulunacak vergi matrahına uygulanır. Kar dağıtılmadığı takdirde başka bir vergi ödenmemektedir. Öte yandan, 2 Ocak 2004 tarihli ve 25334 (mükerrer) sayılı Resmi Gazete'de yayımlanan 5035 sayılı "Bazı Kanunlarda Değişiklik Yapılması Hakkında Kanun" gereğince yalnızca 2004 mali yılı için kurumlar vergisi oranı %33 olarak uygulanacaktır.

Türkiye'deki bir işyeri ya da daimi temsilcisi aracılığı ile gelir elde eden kurumlar ile Türkiye'de yerleşik kurumlara ödenen kar paylarından (temettüler) stopaj yapılmaz. Bunların dışında yapılan temettü ödemeleri %11 oranında stopaja tabidir (1 Ocak 2004 tarihinden itibaren %10). Karın sermayeye ilavesi, kar dağıtımı sayılmaz ve stopaj uygulanmaz.

Kurumlar üçer aylık mali karları üzerinden %30 (2004 mali yılı için %33) oranında geçici vergi hesaplar ve o dönemi izleyen ikinci ayın 10uncu gününe kadar beyan edip 17inci günü akşamına kadar öderler. Yıl içinde ödenen geçici vergi o yıla ait olup izleyen yıl verilecek kurumlar vergisi beyannamesi üzerinden hesaplanacak kurumlar vergisinden mahsup edilir. Geçici vergi, devlete karşı olan diğer mali borçlara da mahsup edilebilir.

En az iki yıl süre ile elde tutulmuş bağlı ortaklıklardaki iştirakler ile gayrimenkullerin satışından doğan karlar, satıldıkları yıl sermayeye eklenmeleri şartı ile 31 Aralık 2004 tarihine kadar vergiden istisnadır.

Kurumların 24 Nisan 2003 tarihinden sonra sabit kıymetlere ilişkin 5 milyar TL'nin (2004 yılı için 6 milyar TL) üzerindeki yatırım harcamalarının %40'ı -bazı istisnalar hariç- yatırım indirimi istsinasından yararlanarak kurumlar vergisinden istisna edilir. İstisna edilen bu tutarlar üzerinden herhangi bir stopaj da hesaplanmaz. Kurum kazancının yeterli olmaması halinde hesaplanan yatırım indirimi hakkı sonraki yıllara devrolunur. Yatırım indirimi istisnasından yararlanmak için "Yatırım Teşvik Belgesi" alma zorunluluğu bulunmamaktadır. 24 Nisan 2003 tarihinden önce geçerli olan hükümlere göre kazanılmış yatırım indirimi hakkının kullanılması halinde yararlanılan yatırım indirimi istisnası tutarı üzerinden, karın dağıtılıp dağıtılmadığına bakılmaksızın %19.8 oranında stopaj hesaplanır.

Türk vergi mevzuatına göre beyanname üzerinde gösterilen mali zararlar 5 yılı aşmamak kaydıyla dönem kurum kazancından indirilebilirler. Ancak, mali zararlar, geçmiş yıl karlarından mahsup edilemez.

Türkiye'de ödenecek vergiler konusunda vergi otoritesi ile mutabakat sağlamak gibi bir uygulama bulunmamaktadır. Kurumlar vergisi beyannameleri hesap döneminin kapandığı ayı takip eden dördüncü ayın 15inci günü akşamına kadar bağlı bulunulan vergi dairesine verilir. Bununla beraber, vergi incelemesine yetkili makamlar beş yıl zarfında muhasebe kayıtlarını [illegible] ve hatalı işlem tespit edilirse ödenecek vergi miktarları değişebilir.

Başaran Nas
Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi
a member of
PRICEWATERHOUSECOOPERS
Tarafından Görüldü
İstanbul, Tarih 01/04

(Yetkili İmza / Kaşe)
AKBANK T.A.Ş.
GENEL MÜDÜRLÜĞÜ

Banka, uygulanan muhasebe politikaları ve değerleme esasları ile vergi mevzuatı arasındaki "Zamanlama farkları"ndan doğan farklar için ertelenmiş vergi hesaplamakta ve muhasebeleştirmektedir.

XVIII. BORÇLANMALARA İLİŞKİN İLAVE AÇIKLAMALAR :

Alım satım amaçlı finansal yükümlülükler ve türev finansal araçlara ilişkin yükümlülükler rayiç değer üzerinden; diğer tüm finansal yükümlülükler ise kayda alınmalarını izleyen dönemlerde "Etkin faiz (iç verim) oranı yöntemi" ile "İskonto edilmiş bedel"leri üzerinden değerlenmektedir.

Borçlanmayı temsil eden yükümlülükler için likidite riski, faiz oranı riski ve yabancı para kur riskine karşı çeşitli riskten korunma teknikleri uygulanmaktadır. Hisse senedine dönüştürülebilir tahvil ihraç edilmemiştir.

XIX. ÖDENMİŞ SERMAYE VE HİSSE SENETLERİ STOĞUNA İLİŞKİN AÇIKLAMALAR :

Hisse senedi ihracı ile ilgili işlem maliyetleri gider olarak muhasebeleştirilmektedir.

1 Ocak- 31 Aralık 2003 dönemine ilişkin Banka Genel Kurulu tarafından alınan kar dağıtım kararı Beşinci Bölüm'de II-v no'lu dipnotta belirtilmiştir.

XX. AVAL VE KABULLERE İLİŞKİN AÇIKLAMALAR :

Aval ve kabüller Banka'nın olası borç taahhütleri olarak "Bilanço dışı yükümlülükler" arasında gösterilmektedir. Aktif karşılığı bir yükümlülük olarak gösterilen aval ve kabüller bulunmamaktadır.

XXI. DEVLET TEŞVİKLERİNE İLİŞKİN AÇIKLAMALAR :

Banka'nın 31 Aralık 2003 ve 2002 tarihleri itibariyle almış olduğu devlet teşvikleri bulunmamaktadır.

XXII. "GEÇMİŞ YIL ZARARI"NIN MAHSUBU İŞLEMİ:

Banka'nın 31 Aralık 2001 tarihli bilançosunda yer alan "Zarar" Banka Genel Kurulu'nun aldığı karar ve BDDK'nın bu konuyla ilgili 29 Temmuz 2002 tarihli ve DZM. 2/25 – 8760 sayılı yazısına istinaden sırayla, "Kanuni yedek akçeler", "İhtiyari yedek akçeler" ve "Ödenmiş sermayenin enflasyona göre düzeltilmesinden kaynaklanan sermaye yedekleri"nden mahsup edilerek sıfırlanmıştır.

XXIII. SINIFLANDIRMALAR :

31 Aralık 2003 tarihli mali tabloların sunumu ile uygunluk sağlaması için 31 Aralık 2002 tarihli mali tablolar üzerinde bazı sınıflandırma işlemleri yapılmıştır.

Başaran Nas
Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi
a member of
PRICEWATERHOUSECOOPERS
Tarafından Görüldü
İstanbul, Tarih

(Yetkili İmza / Kaşe)
AKBANK T.A.Ş.
GENEL MÜDÜRLÜĞÜ

DÖRDÜNCÜ BÖLÜM
BANKA'NIN MALİ BÜNYESİNE İLİŞKİN BİLGİLER

I. FİNANSAL ARAÇLARIN KULLANIM STRATEJİSİ VE YABANCI PARA CİNSİNDEN İŞLEMLERE İLİŞKİN AÇIKLAMALAR :

Banka'nın temel faaliyet alanı perakende bankacılık, kurumsal bankacılık, özel bankacılık, döviz, para piyasaları ve menkul kıymet işlemleri (Hazine işlemleri) ile uluslararası bankacılık hizmetlerini içeren bankacılık faaliyetlerini kapsamaktadır. Banka, faaliyetlerinin doğası gereği finansal araçları yoğun olarak kullanmaktadır. Banka ana fonlama kaynağı olarak çeşitli vade dilimlerinde mevduat kabul etmekte ve bu yolla topladığı kaynakları yüksek getirisi olan ve kaliteli finansal aktiflerde değerlendirmektedir. Mevduat dışında Banka'nın en önemli fon kaynakları özkaynaklar ve yurtdışı finansal kurumlardan sağlanan, genelde orta ve uzun vadeli kredilerdir. Banka, kullandığı kaynakların ve çeşitli finansal aktiflere yapılan plasmanların risk ve getiri açısından dengesini kurarak, riskleri azaltan ve kazançları yüksek tutan etkin bir aktif-pasif yönetimi stratejisi takip etmektedir. Bunun gereği olarak uzun vadeli plasmanların daha yüksek faiz oranı taşıması hususuna özellikle dikkat edilmektedir. Banka'nın yeterli likiditesi mevcuttur. Likidite yönetiminde aktif ve pasiflerin vade yapılarının dikkate alınması esastır. Aktif-pasif yönetiminin temel hedefi Banka'nın likidite riski, faiz oranı riski, döviz kuru riski ve kredi riskini belli sınırlar dahilinde tutmak; aynı zamanda karlılığı artırmak ve Banka'nın özkaynaklarını güçlendirmektir. Banka'nın aktif-pasif yönetimi "Aktif-Pasif Komitesi ("APKO")" tarafından Banka Üst Düzey Risk Komitesi'nce belirtilen risk limitleri dahilinde yürütülmektedir.

Krediler ve menkul kıymetlere yapılan plasmanlar vade yapıları ve piyasa koşulları çerçevesinde Banka'nın faaliyet alanları için hesaplanan ortalama getirinin üzerinde getiri elde edilen alanlardır. Bankalara yapılan plasmanlar likidite yönetimi açısından daha kısa vadeli ve genelde daha düşük getirilidirler.

Banka, para ve sermaye piyasalarındaki kısa vadeli kur, faiz ve fiyat hareketleri karşısında, belirlenen sınırlamalar dahilinde ve piyasa koşullarına göre çeşitli pozisyonlar alabilmektedir. Banka Üst Düzey Risk Komitesi söz konusu pozisyonları sürekli olarak izlemekte ve günün koşullarına uygun olarak uyguladığı limitleri güncellemektedir.

Banka satılmaya hazır ve diğer portföylerdeki yabancı para cinsinden sermaye araçları ve diğer yabancı para cinsi işlemler dolayısıyla maruz kaldığı kur risklerini yabancı para aktif ve pasiflerin genel dengesini kuran riskten korunma yapılandırmalarıyla ve çeşitli türev araçlar vasıtasıyla karşılamaktadır ve kontrol etmektedir. Banka'nın yabancı iştiraklerindeki ve bağlı ortaklıklarındaki net yatırımlarının kur riskinden korunma yolları da aynı doğrultuda gerçekleştirilmektedir.

Faiz oranından kaynaklanan risklere karşı uygulanan riskten korunma yöntemleri esas olarak sabit ve değişken faizli aktif ve pasifleri vade yapılarını da dikkate alan bir dengede tutmak şeklindedir.

Banka'nın risk yönetimi ile ilgili detaylı açıklamalar bu bölümdeki III, IV, V, VI ve VII no'lu dipnotlarda verilmektedir.

II. SERMAYE YETERLİLİĞİ STANDART ORANINA İLİŞKİN AÇIKLAMALAR :

a. Banka'nın sermaye yeterliliği standart oranı % 44,51'dir (31 Aralık 2002: %39,07). Bu oran ilgili mevzuatta belirlenen asgari oran olan % 8'in oldukça üzerindedir.

b. Sermaye yeterliliği standart oranının tespitinde kullanılan risk ölçüm yöntemleri, risk ağırlıklı varlıkların ve gayrinakdi kredilerin ilgili mevzuattaki risk ağırlık oranlarına göre belirlenmesi ve; yine ilgili mevzuat gereği menkul değerler üzerindeki piyasa riski ile Banka'nın kur riskinin toplamını ifade eden "Riske maruz değer"in hesaplanmasıdır. Aşağıdaki tablolarda Banka'nın sermaye yeterliliği standart oranı hesaplamasına esas teşkil eden "Risk ağırlıklı varlıkları"nın ayrıntıları ve "Özkaynak" hesaplaması yer almaktadır.

c. Sermaye yeterliliği standart oranına ilişkin bilgiler:

	Risk Ağırlıkları			
	%0	%20	%50	%100
Risk Ağırlıklı Varlıklar ve Gayrinakdi Krediler				
Bilanço Kalemleri (Net)	18.220.091	858.254	108.096	7.347.681
Nakit Değerler	210.668	593	-	-
Bankalar	2.420	857.661	-	71.916
Bankalararası Para Piyasası	396.845	-	-	-
Ters Repo İşlemlerinden Alacaklar	-	-	-	-
Zorunlu Karşılıklar	1.526.092	-	-	-
Özel Finans Kurumları	-	-	-	-
Krediler	2.020.028	-	108.096	6.589.331
Takipteki Alacaklar (Net)	-	-	-	-
İştirak, Bağlı Ortaklık ve Satılmaya Hazır Menkul Değerler	6.695.764	-	-	25.278
Muhtelif Alacaklar	-	-	-	38.636
Vadeye Kadar Elde Tutulacak Menkul Değerler (Net)	644.765	-	-	-
Finansal Kiralama Amaçlı Varlıklar için Verilen Avanslar	-	-	-	-
Finansal Kiralama İşlemlerinden Alacaklar	-	-	-	-
Finansal Kiralama Konusu Varlıklar (Net)	-	-	-	-
Sabit Kıymetler (Net)	-	-	-	596.000
Diğer Aktifler	6.723.509	-	-	26.520
Bilanço Dışı Kalemler	2.207.651	1.061.051	1.986.471	221.904
Garanti ve Kefaletler	79	789.600	128.931	60.063
Taahhütler	-	-	1.855.562	-
Diğer Nazım Hesaplar	-	-	-	-
Türev Finansal Araçlar ile İlgili İşlemler	-	80.117	-	535
Faiz ve Gelir Tahakkuk ve Reeskontları	2.207.572	191.334	1.978	161.306
Risk Ağırlığı Verilmemiş Hesaplar	-	-	-	-
Toplam Risk Ağırlıklı Varlıklar	20.427.742	1.919.305	2.094.567	7.569.585

d. Sermaye yeterliliği standart oranına ("SYR") ilişkin özet bilgi:

	Cari Dönem 31 Aralık 2003	Önceki Dönem 31 Aralık 2002
Toplam Risk Ağırlıklı Varlıklar ("RAV") (*)	10.721.563	8.680.085
Özkaynak	4.772.421	3.391.589
Özkaynak/RAV (SYR (%))	44.51	39.07

(*) Cari döneme ilişkin Risk Ağırlıklı Varlıklar toplamına "Piyasa Riskine Esas Tutarın Hesaplandığı Matrah" olan 1.720.833 TL (31 Aralık 2002: 1.212.763 TL) dahildir.

(Yetkili İmza / Kaşe)
T.A.Ş.
GENEL MÜDÜRLÜĞÜ

e. Özkaynak kalemlerine ilişkin bilgiler:

	Cari Dönem 31 Aralık 2003	Önceki Dönem 31 Aralık 2002
ANA SERMAYE		
Ödenmiş Sermaye	1.200.000	816.000
Nominal Sermaye	1.200.000	816.000
Sermaye Taahhütleri (-)	-	-
Ödenmiş Sermayenin Enflasyona Göre Düzeltilmesinden Kaynaklanan Sermaye Yedekleri	2.084.778	2.083.834
Hisse Senedi İhraç Primleri ve İptal Kârları	-	-
Yasal Yedekler	41.651	-
I. Tertip Kanuni Yedek Akçe (TTK 466/1)	34.744	-
II. Tertip Kanuni Yedek Akçe (TTK 466/2)	6.907	-
Özel Kanunlar Gereği Ayrılan Yedek Akçe	-	-
Statü Yedekleri	-	-
Olağanüstü Yedekler	246.902	-
Genel Kurul Kararı Uyarınca Ayrılan Yedek Akçe	246.902	-
Dağıtılmamış Kârlar	-	-
Birikmiş Zararlar	-	-
Yabancı Para Sermaye Kur Farkı	-	-
Kâr	1.324.524	781.016
Dönem Kârı	1.324.524	781.016
Geçmiş Yıllar Kârı	-	-
Zarar (-)	-	-
Dönem Zararı	-	-
Geçmiş Yıllar Zararı	-	-
Ana Sermaye Toplamı	**4.897.855**	**3.680.850**
KATKI SERMAYE		
Yeniden Değerleme Fonu	-	-
Menkuller	-	-
Gayrimenkuller	-	-
Sermayeye Eklenecek İştirak ve Bağlı Ortaklık Hisseleri ile Gayrimenkul Satış Kazançları	-	-
Özel Maliyet Bedelleri Yeniden Değerleme Fonu	-	-
Yeniden Değerleme Değer Artışı	-	-
Kur Farkları	-	-
Genel Karşılıklar	52.049	34.790
Muhtemel Riskler İçin Ayrılan Serbest Karşılıklar	63.808	-
Alınan Sermaye Benzeri Krediler	1.825	3.021
Menkul Değerler Değer Artış Fonu	144.831	21.068
İştirakler ve Bağlı Ortaklıklardan	1.617	(5.555)
Satılmaya Hazır Menkul Değerlerden	143.214	26.623
Yapısal Pozisyona Konu Edilen Menkul Değerler Değer Artışı	-	-
Katkı Sermaye Toplamı	**262.513**	**58.879**
ÜÇÜNCÜ KUŞAK SERMAYE	-	-

SERMAYE	**5.160.368**	**3.739.729**
SERMAYEDEN İNDİRİLEN DEĞERLER	**387.947**	**348.140**
Ana Faaliyet Konuları Para ve Sermaye Piyasaları ile Sigortacılık Olan ve Bu Konudaki Özel Kanunlara Göre İzin ve Ruhsat ile Faaliyet Gösteren Mali Kurumlara Yapılan Tüm Sermaye Katılımlarına İlişkin Tutarlar ile Özsermaye Yöntemi Uygulanmış Ancak Aktif ve Pasifleri Konsolide Edilmemiş Bu Tür Mali Ortaklıklara İlişkin Sermaye Payları	368.664	332.069
Özel Maliyet Bedelleri	3.523	9.986
İlk Tesis Bedelleri	-	-
Peşin Ödenmiş Giderler	15.760	6.085
İştirakler, Bağlı Ortaklıkların, Sermayesine Katılınan Diğer Ortaklıkların, Özsermaye Yöntemi Uygulanmış Ancak Aktif ve Pasifleri Konsolide Edilmemiş Bu Tür Mali Ortaklıkların ve Sabit Kıymetlerin Rayiç Değerleri Bilançoda Kayıtlı Değerlerinin Altında ise Aradaki Fark	-	-
Türkiye'de Faaliyet Gösteren Diğer Bankalara Verilen Sermaye Benzeri Krediler	-	-
Şerefiye (Net)	-	-
Aktifleştirilmiş Giderler	-	-
Toplam Özkaynak	**4.772.421**	**3.391.589**

III. KREDİ RİSKİNE İLİŞKİN AÇIKLAMALAR :

a. Kredi riski, Banka'nın taraf olduğu sözleşmelerde karşı tarafların yükümlülüklerini yerine getirememe riskidir. Banka kredilendirme işlemlerinde kredi riskini risk sınırlandırmasına tabi tutmak amacıyla karşı taraflara kredi limitleri belirlemekte ve bu limitlerin ötesinde kredi tahsisi yapmamaktadır. Kredi limitleri her bir bireysel müşteri, şirket, şirketler grubu, risk grupları için ürün bazında ayrı ayrı belirlenmektedir. Kredi limitleri belirlenirken müşterilerin mali gücü, ticari kapasiteleri, sektörleri, coğrafi bölgeleri, sermaye yapıları gibi bir çok kriter bir arada değerlendirilmektedir. Müşterilerin mali yapılarının incelenmesi, ilgili mevzuat uyarınca alınan hesap durumu belgeleri ve diğer bilgilere dayanılarak yapılmaktadır. Genel ekonomik gelişmelerin değerlendirilmesi ve müşterilerin mali bilgilerinde ve işlerinde meydana gelen değişikliklerin izlenmesi neticesinde daha önce belirlenen kredi limitleri sürekli olarak revize edilmektedir. Kredi limitleri için müşteri bazında belirlenen cins ve tutarda teminatlar sağlanmaktadır.

Kredilendirme işlemlerinde ürün ve müşteri bazında belirlenen limitler esas alınmakta, risk ve limit bilgileri sürekli olarak kontrol edilmektedir.

b. Vadeli işlem ve opsiyon sözleşmesi ve benzeri diğer sözleşmeler cinsinden tutulan pozisyonlar üzerinde kredi riski ve piyasa risklerine karşı tesis edilmiş risk kontrol limitleri bulunmaktadır.

c. Özellikle döviz ve faiz oranlarındaki dalgalanmalardan kaynaklanabilecek kredi risklerini karşılamak ve kontrol etmek amacıyla gerektiğinde vadeli işlemler de gerçekleştirilmektedir.

d. Banka tazmin edilen gayrinakdi kredileri vadesi geldiği halde ödenmeyen krediler ile aynı risk ağırlığına tabi tutmaktadır. Kredi riski, nakit ve gayrinakit her türlü karşı taraf riski taşıyan sözleşmeler ve pozisyonlar için geniş kapsamlı olarak tanımlanmakta ve yönetilmektedir.

Yenilenen ve yeniden itfa planına bağlanan krediler Banka tarafından Banka'nın kredi risk yönetimi ve takibi ilkelerine göre izlemeye alınmaktadır. İlgili müşterinin finansal durumu ve ticari faaliyetleri sürekli analiz edilmekte ve yenilenen plana göre anapara ve faiz ödemelerinin yapılıp yapılmadığı ilgili birimler tarafından takip edilmektedir.

Başaran Nas Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi
a member of PRICEWATERHOUSECOOPERS
Tarafından Görüldü 24
İstanbul, Tarih 21/04

(Yetkili İmza / Kaşe)
AKBANK T.A.Ş.
GENEL MÜDÜRLÜĞÜ

Banka'nın risk yönetim anlayışı çerçevesinde uzun vadeli taahhütlerin kısa vadeli taahhütlere oranla daha fazla kredi riskine maruz kaldığı kabul edilmekte ve uzun vadeli riskler için risk limiti belirleme, teminatlandırma gibi hususlar kısa vadeli risklere oranla daha geniş kapsamlı olarak ele alınmaktadır.

e. Banka'nın yurtdışında yürütmekte olduğu bankacılık faaliyetleri ve kredilendirme işlemleri ilgili ülkelerin ekonomik koşulları, müşteri ve kuruluşların faaliyetleri çerçevesinde önemli bir risk oluşturmamaktadır.

Banka, ulusal ve uluslararası bankacılık piyasasında aktif bir katılımcı olarak diğer finansal kurumların finansal faaliyetleri ile birlikte değerlendirildiğinde önemli ölçüde kredi riskine maruz değildir. Banka'nın bilançosundan da görüleceği üzere, takipteki kredilerin toplam kredilere oranı %1,3 (31 Aralık 2002: %1,8) gibi çok düşük bir seviyededir ve bunların tamamı için %100 karşılık ayrılmıştır.

f. 1. Banka'nın ilk büyük 100 nakdi kredi müşterisinden olan alacağının toplam nakdi krediler portföyü içindeki payı % 59'dur (31 Aralık 2002: %83).

2. Banka'nın ilk büyük 100 gayrinakdi kredi müşterisinden olan alacağının toplam gayrinakdi krediler portföyü içindeki payı % 74'tür (31 Aralık 2002: %75).

3. Banka'nın ilk büyük 100 kredi müşterisinden olan nakdi ve gayrinakdi alacak tutarının toplam bilanço içi varlıklar ve gayrinakdi krediler toplamı içindeki payı % 20'dir (31 Aralık 2002: %25).

g. Bankaca üstlenilen kredi riski için ayrılan genel karşılık tutarı 52.049 TL'dir (31 Aralık 2002: 34.790 TL).

h. Coğrafi bölgeler itibariyle bilgiler:

	Varlıklar	Yükümlülükler ***	Gayrinakdi Krediler	Sermaye Yatırımları	Net Kar
Cari Dönem - 31 Aralık 2003					
Yurtiçi	27.516.178	18.516.780	1.950.017	197.071	1.272.150
Avrupa Birliği Ülkeleri	1.382.763	3.213.410	3.718	184.536	26.940
OECD Ülkeleri *	46.327	2.188.626	-	-	-
Kıyı Bankacılığı Bölgeleri	1.453	2.369	-	-	25.434
ABD. Kanada	113.225	425.375	3.609	-	-
Diğer Ülkeler	42.706	95.013	-	-	-
Dağıtılmamış Varlıklar/Yükümlülükler**	-	-	-	-	-
Toplam	29.102.652	24.441.573	1.957.344	381.607	1.324.524
Önceki Dönem - 31 Aralık 2002					
Yurtiçi	25.756.387	19.341.290	1.905.032	186.727	727.836
Avrupa Birliği Ülkeleri	1.003.846	4.411.268	54.003	163.187	21.422
OECD Ülkeleri *	58.625	94.317	-	-	-
Kıyı Bankacılığı Bölgeleri	64.518	-	-	-	31.758
ABD. Kanada	627.700	284.430	4.640	-	-
Diğer Ülkeler	842	28.609	68.307	-	-
Dağıtılmamış Varlıklar/Yükümlülükler**	-	-	-	-	-
Toplam	27.511.918	24.159.914	2.031.982	349.914	781.016

* AB ülkeleri. ABD ve Kanada dışındaki OECD ülkeleri
** Tutarlı bir esasa göre bölümlere dağıtılamayan varlık ve yükümlülükler
*** Özkaynaklar dahil değildir.

(Yetkili İmza / Kaşe)

i. Sektörlere göre nakdi kredi dağılımı:

	Cari Dönem 31 Aralık 2003				Önceki Dönem 31 Aralık 2002			
	TL	(%)	YP	(%)	TL	(%)	YP	(%)
Tarım	14.884	0.39	625	0.01	8.038	0.60	5.568	0.10
Çiftçilik ve Hayvancılık	11.761	0.31	625	0.01	6.430	0.48	5.568	0.10
Ormancılık	2.760	0.07	-	-	1.382	0.10	-	-
Balıkçılık	363	0.01	-	-	226	0.02	-	-
Sanayi	524.718	13.68	1.121.281	22.98	280.580	20.90	1.174.574	20.19
Madencilik ve Taşocakçılığı	2.459	0.06	1.905	0.04	2.960	0.22	3.351	0.06
İmalat Sanayi	520.894	13.58	1.115.460	22.86	276.760	20.62	1.165.544	20.03
Elektrik, Gaz, Su	1.365	0.04	3.916	0.08	860	0.06	5.679	0.10
İnşaat	11.013	0.29	3.569	0.07	7.744	0.58	84.177	1.45
Hizmetler	439.397	11.45	1.766.548	36.20	161.312	12.02	2.322.297	39.93
Toptan ve Perakende Ticaret	228.705	5.96	622.547	12.76	102.582	7.64	875.185	15.04
Otel ve Lokanta Hizmetleri	4.140	0.11	10.157	0.21	2.291	0.17	11.406	0.20
Ulaştırma ve Haberleşme	9.284	0.24	201.000	4.12	4.371	0.33	663.424	11.41
Mali Kuruluşlar	172.053	4.48	862.552	17.67	44.924	3.35	745.379	12.82
Gayrimenkul ve Kira. Hizm.	269	0.01	-	-	107	0.01	-	-
Serbest Meslek Hizmetleri	3.582	0.09	10.458	0.21	2.132	0.16	10.666	0.18
Eğitim Hizmetleri	983	0.03	-	-	468	0.03	-	-
Sağlık ve Sosyal Hizmetler	20.381	0.53	59.834	1.23	4.437	0.33	16.237	0.28
Diğer	2.846.932	74.19	1.988.488	40.74	884.813	65.90	2.229.726	38.33
Toplam	3.836.944	100.00	4.880.511	100.00	1.342.487	100.00	5.816.342	100.00

IV. PİYASA RİSKİNE İLİŞKİN AÇIKLAMALAR :

Banka kur riski ve faiz oranı risklerini piyasa riskini oluşturan en önemli iki bileşen olarak değerlendirmektedir. Banka Üst Düzey Risk Komitesi piyasa riski ile ilgili olarak limitler belirlemektedir ve piyasa koşullarına göre limitler sürekli olarak gözden geçirilmektedir. Belirlenen limitlerin uygulanması yetki sınırlandırmalarına tabi tutulmakta ve böylece kontrol etkinliği artırılmaktadır. Piyasa riski menkul kıymetler portföyü bazında ve Banka'nın kur riskini de içerecek şekilde günlük ve haftalık olarak ölçülmekte ve Banka Üst Düzey Risk Komitesi'ne raporlanmaktadır. Aşağıdaki tablo 31 Ocak 2002 tarih ve 24567 sayılı Resmi Gazete'de yayımlanan "Bankaların Sermaye Yeterliliğinin Ölçülmesi ve Değerlendirilmesine İlişkin Yönetmelik"in 18 no'lu maddesi uyarınca "Standart Metod ile Piyasa Riski Ölçüm Yöntemi"ne göre piyasa riski hesaplamasının ayrıntılarını göstermektedir.

(Yetkili İmza / Kaşe)
AKBANK T.A.Ş.
GENEL MÜDÜRLÜĞÜ

		Tutar
Faiz Oranı Riski İçin Hesaplanan Sermaye Yükümlülüğü - Standart Metot		120.920
Genel Piyasa Riski İçin Hesaplanan Sermaye Yükümlülüğü		120.802
Spesifik Risk İçin Hesaplanan Sermaye Yükümlülüğü		118
Faiz Oranı Riskine Tabi Opsiyonlar İçin Hesaplanan Sermaye Yükümlülüğü		-
Hisse Senedi Pozisyon Riski İçin Hesaplanan Sermaye Yükümlülüğü - Standart Metot		3
Genel Piyasa Riski İçin Hesaplanan Sermaye Yükümlülüğü		2
Spesifik Risk İçin Hesaplanan Sermaye Yükümlülüğü		1
Hisse Senedi Pozisyon Riskine Tabi Opsiyonlar İçin Hesaplanan Sermaye Yükümlülüğü		-
Kur Riski İçin Hesaplanan Sermaye Yükümlülüğü - Standart Metot		16.744
Sermaye Yükümlülüğü		16.744
Kur Riskine Tabi Opsiyonlar İçin Hesaplanan Sermaye Yükümlülüğü		-
Toplam Riske Maruz Değer-İç Model		-
Piyasa Riskini Karşılamak İçin Hesaplanan Toplam Sermaye Yükümlülüğü	(*)	137.667
Piyasa Riskine Maruz Tutarın Hesaplandığı Matrah	(*)	**1.720.833**

(*) Bu bölümün II no'lu dipnotunda belirtilen "Sermaye yeterliliği standart oranı" kapsamındaki piyasa riskinin hesaplamasında kullanılan 1.720.833 TL'nin tümü değil ancak % 8'ine isabet eden bölümü olan 137.667 TL maruz kalınabilecek piyasa riskini temsil etmektedir; 137.667 TL aynı zamanda söz konusu riskin ortadan kaldırılması için gereken minimum sermaye tutarını da ifade etmektedir.

V. KUR RİSKİNE İLİŞKİN AÇIKLAMALAR :

Banka'nın yabancı para cinsinden ve yabancı paraya endeksli aktifleri ile yabancı para cinsinden yükümlülükleri arasındaki fark "YP net genel pozisyon" olarak tanımlanmakta ve kur riskine baz teşkil etmektedir. Kur riskinin önemli bir boyutu da YP net genel pozisyon içindeki farklı cinsten yabancı paraların birbirleri karşısındaki değerlerinin değişmesinin doğurduğu risktir (çapraz kur riski). Banka kur riskine maruz tutarı Üst Düzey Risk Komitesi tarafından belirlenen limitler içerisinde tutmaktadır. Üst Düzey Risk Komitesi genel ekonomik durum ve piyasalardaki gelişmelere göre risk limitlerini sürekli olarak gözden geçirmekte ve gerekli hallerde yeni limitler belirlemektedir. Söz konusu limitler hem YP net genel pozisyon için hem de bu pozisyon içindeki çapraz kur riski için ayrı ayrı belirlenmekte ve takip edilmektedir. Kur riski yönetiminin bir aracı olarak swap ve forward gibi vadeli işlem sözleşmeleri de gerektiğinde kullanılarak riskten korunma sağlanmaktadır.

Banka'nın mali tablo tarihi ile bu tarihten geriye doğru son beş iş günü kamuya duyurulan cari döviz alış kurları önemli döviz cinsleri için aşağıdaki tabloda gösterilmektedir.

	USD	Euro	Yen
Bilanço değerleme kuru	1.427.500 TL	1.784.660 TL	13.346 TL
1. Günün Cari Döviz Alış Kuru	1.380.000 TL	1.723.344 TL	12.892 TL
2. Günün Cari Döviz Alış Kuru	1.390.000 TL	1.730.967 TL	12.993 TL
3. Günün Cari Döviz Alış Kuru	1.403.000 TL	1.746.735 TL	13.108 TL
4. Günün Cari Döviz Alış Kuru	1.390.000 TL	1.730.689 TL	12.974 TL
5. Günün Cari Döviz Alış Kuru	1.400.000 TL	1.736.980 TL	13.041 TL

Banka'nın cari döviz alış kurunun mali tablo tarihinden geriye doğru son otuz günlük basit aritmetik ortalama değerleri önemli döviz cinsleri için aşağıda gösterilmiştir:

USD : 1.415.417 TL
Euro : 1.725.003 TL
Yen : 13.104 TL

31 Aralık 2002 itibariyle;

	USD	Euro	Yen
Bilanço değerleme kuru	1.655.000 TL	1.727.985 TL	13.923 TL

Banka'nın kur riskine ilişkin bilgiler: (milyar TL)

Aşağıdaki tablo Banka'nın yabancı para net genel pozisyonunu önemli döviz cinsleri bazında göstermektedir. Tek Düzen Hesap Planı gereğince dövize endeksli varlıklar mali tablolarda yabancı para değil Türk Parası olarak gösterilmektedir. Yabancı para net genel pozisyon hesaplamasında ise dövize endeksli varlıklar yabancı para kalem olarak dikkate alınmaktadır. Bu nedenle aşağıdaki tabloda gösterilen yabancı para aktif toplamı ile bilançoda görülen yabancı para aktif toplamı arasında dövize endeksli varlıkların etkisi kadar fark bulunmaktadır. Finansal ve ekonomik anlamda Banka'nın gerçek yabancı para pozisyonunu aşağıdaki tablo göstermektedir.

	EURO	USD	Yen	Diğer YP (*)	Toplam
Cari Dönem - 31 Aralık 2003					
Varlıklar					
Nakit Değerler (Kasa, Efektif Deposu, Yoldaki Paralar, Satın Alınan Çekler) ve T.C. Merkez Bankası	46.916	52.704	59	5.583	105.262
Bankalar ve Diğer Mali Kuruluşlardan Alacaklar	530.905	371.677	3.812	21.156	927.550
Alım Satım Amaçlı Menkul Değerler	271.553	5.217.877	-	-	5.489.430
Satılmaya Hazır Menkul Değerler	7.961	2.190.157	-	-	2.198.118
Verilen Krediler	1.067.895	3.886.500	-	23.728	4.978.123
İştirak ve Bağlı Ortaklıklardaki Yatırımlar	89.265	-	-	95.271	184.536
Vadeye Kadar Elde Tutulacak Menkul Değerler	-	644.765	-	-	644.765
Maddi Duran Varlıklar	4.934	1.471	-	-	6.405
Şerefiye	-	-	-	-	-
Diğer Varlıklar	803.788	1.661.397	6	-	2.465.191
Toplam Varlıklar	2.823.217	14.026.548	3.877	145.738	16.999.380
Yükümlülükler					
Bankalararası Mevduat	260.227	922.852	18	31.366	1.214.463
Döviz Tevdiat Hesabı	4.502.208	6.927.057	5.763	459.272	11.894.300
Diğer Mali Kuruluşlardan Sağlanan Fonlar	30.607	3.583.950	-	-	3.614.557
İhraç Edilen Menkul Değerler	-	-	-	-	-
Muhtelif Borçlar	29.802	8.808	367	2.115	41.092
Diğer Yükümlülükler	49.784	207.031	42	5.664	262.521
Toplam Yükümlülükler	4.872.628	11.649.698	6.190	498.417	17.026.933
Net Bilanço Pozisyonu	(2.049.411)	2.376.850	(2.313)	(352.679)	(27.553)
Net Bilanço Dışı Pozisyon					
Türev Finansal Araçlardan Alacaklar	2.354.596	125.783	2.696	239.129	2.722.204
Türev Finansal Araçlardan Borçlar	86.111	2.435.238	1.268	8.362	2.530.979
Gayrinakdi Krediler	411.797	715.762	1.824	9.373	1.138.756
Önceki Dönem - 31 Aralık 2002					
Toplam Varlıklar	2.500.619	15.103.878	2.109	215.650	17.822.256
Toplam Yükümlülükler	4.240.972	13.154.516	12.449	515.947	17.923.884
Net Bilanço Pozisyonu	(1.740.353)	1.949.362	(10.340)	(300.297)	(101.628)
Bilanço Dışı Pozisyon	1.939.564	(1.928.812)	-	171.197	181.949
Gayrinakdi Krediler	368.549	857.648	7.740	18.551	1.252.488

(*) Diğer YP altında gösterilen 145.738 TL tutarındaki toplam varlıkların 108.823 TL'si İngiliz Sterlini, 29.039 TL'si İsviçre Frangı'dır. 498.417 TL tutarındaki toplam yükümlülüklerin 343.809 TL'si İngiliz Sterlini, 73.452 TL'si İsviçre Frangı'dır.

Başaran Nas
Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi
a member of
PRICEWATERHOUSECOOPERS
Tarafından Görüldü
İstanbul, Tarih

(Yetkili İmza / Kaşe)
AKBANK T.A.S.
GENEL MÜDÜRLÜĞÜ

VI. FAİZ ORANI RİSKİNE İLİŞKİN AÇIKLAMALAR :

Piyasalardaki faiz oranlarının değişiminin Banka'nın faize duyarlı aktif ve pasif kalemleri üzerinde oluşturabileceği değer artış veya azalışları "Faiz oranı riski" olarak tanımlanmaktadır. Banka Üst Düzey Risk Komitesi aktif ve pasif kalemlerin faiz duyarlılıkları ile ilgili limitler belirlemektedir. Faiz duyarlılığı haftalık olarak ölçülmekte ve raporlanmaktadır. Piyasalarda önemli dalgalanmalar olduğunda ve bazı hallerde günlük olarak ve işlem bazında analizler yapılmaktadır.

Banka faiz oranı riskine karşı portföy bazında stratejiler uygulamaktadır. Bu stratejiler ile piyasa faiz oranlarındaki dalgalanmaların Banka'nın karlılığı, finansal pozisyonları ve nakit akışları üzerindeki etkileri azaltılmaktadır. Portföy ve vadeler bazında sabit faiz veya değişken faiz uygulaması, değişken faiz uygulamasındaki sabit marjın uygun büyüklükte olması, kısa ve uzun vadeli pozisyonların faiz yapılandırılmasının farklılaştırılması gibi temel yöntemler dinamik bir şekilde uygulanmaktadır.

a. **Varlıkların, yükümlülüklerin ve bilanço dışı kalemlerin faize duyarlılığı** (Yeniden fiyatlandırmaya kalan süreler itibariyle) :

1- **Cari Dönem Sonu - 31 Aralık 2003**	1 Aya Kadar	1-3 Ay	3-6 Ay	6-12 Ay	1 Yıl ve Üzeri	Faizsiz	Toplam
Varlıklar							
Nakit Değerler (Kasa, Efektif Deposu, Yoldaki Paralar, Satın Alınan Çekler) ve T.C. Merkez Bankası	-	-	-	-	-	213.681	213.681
Bankalar ve Diğer Mali Kuruluşlardan Alacaklar (*)	1.087.183	49.874	-	-	-	189.365	1.326.422
Alım Satım Amaçlı Menkul Değerler	546.502	1.049.682	649.783	1.037.286	3.450.186	22	6.733.461
Satılmaya Hazır Menkul Değerler	772.346	914.294	635.056	2.436.547	1.937.521	12.335	6.708.099
Verilen Krediler	2.583.911	1.225.322	2.353.184	1.395.028	1.160.010	-	8.717.455
Vadeye Kadar Elde Tutulacak Menkul Değerler	-	-	644.765	-	-	-	644.765
Diğer Varlıklar	2.085.951	387.006	933.534	575.695	144.732	1.013.458	5.140.376
Toplam Varlıklar	7.075.893	3.626.178	5.216.322	5.444.556	6.692.449	1.428.861	29.484.259
Yükümlülükler							
Bankalararası Mevduat (*)	1.513.385	315.278	14.670	1.409	-	96.243	1.940.985
Diğer Mevduat	9.120.008	3.037.521	1.052.245	1.288.331	95.140	3.171.867	17.765.112
Muhtelif Borçlar	-	-	-	-	-	105.082	105.082
İhraç Edilen Menkul Değerler	-	-	-	-	-	-	-
Diğer Mali Kuruluşlardan Sağlanan Fonlar	1.100.714	1.962.187	305.305	276.096	3.569	-	3.647.871
Diğer Yükümlülükler ve Özkaynaklar	160.493	32.226	33.087	32.603	145.590	5.621.210	6.025.209
Toplam Yükümlülükler ve Özkaynaklar	11.894.600	5.347.212	1.405.307	1.598.439	244.299	8.994.402	29.484.259
Bilançodaki Faize Duyarlı Açık	(4.818.707)	(1.721.034)	3.811.015	3.846.117	6.448.150	(7.565.541)	-
Bilanço Dışı Faize Duyarlı Açık, Net (**)	44.990	18.028	2.788	71.617	(2)	-	137.421
Toplam Faize Duyarlı Açık	(4.773.717)	(1.703.006)	3.813.803	3.917.734	6.448.148	(7.565.541)	137.421

(*) "Para piyasaları" ile ilgili alacak ve borç bakiyeleri sırasıyla varlıklar altında "Bankalar ve Diğer Mali Kuruluşlardan Alacaklar" kalemine, yükümlülükler altında ise "Bankalararası Mevduat" kalemine dahil edilmiştir.
(**) Burada yazılı tutarlar bilanço dışı yükümlülükler içinde yer alan türev finansal araçlardan kaynaklanan alacak ve borçların neti üzerinden kalan vadelerine göre dağılımını göstermektedir.

Başaran Nas
Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi
a member of
PRICEWATERHOUSECOOPERS
Tarafından Görüldü
İstanbul, Tarih 02/04

(Yetkili İmza / Kaşe)

2- Önceki Dönem Sonu – 31 Aralık 2002	1 Aya Kadar	1-3 Ay	3-6 Ay	6-12 Ay	1 Yıl ve Üzeri	Faizsiz	Toplam
Varlıklar							
Nakit Değerler (Kasa, Efektif Deposu, Yoldaki Paralar, Satın Alınan Çekler) ve T.C. Merkez Bankası	-	-	-	-	-	273.757	273.757
Bankalar ve Diğer Mali Kuruluşlardan Alacaklar (*)	3.414.696	116.572	-	-	-	113.776	3.645.044
Alım Satım Amaçlı Menkul Değerler	706.318	1.124.803	405.833	2.654.380	504.066	13	5.395.413
Satılmaya Hazır Menkul Değerler	-	1.114.379	2.339.638	2.682.401	-	8.688	6.145.106
Verilen Krediler	1.726.868	1.348.490	2.674.859	833.149	575.463	-	7.158.829
Vadeye Kadar Elde Tutulacak Menkul Değerler	-	34.470	734.661	-	-	-	769.131
Diğer Varlıklar	1.894.651	197.874	1.160.671	258.497	37.510	925.349	4.474.552
Toplam Varlıklar	7.742.533	3.936.588	7.315.662	6.428.427	1.117.039	1.321.583	27.861.832
Yükümlülükler							
Bankalararası Mevduat (*)	770.096	187.833	45.743	1.863	-	64.253	1.069.788
Diğer Mevduat	10.267.486	3.468.229	898.599	601.276	152.344	2.986.967	18.374.901
Muhtelif Borçlar	-	-	-	-	-	62.050	62.050
İhraç Edilen Menkul Değerler	-	-	-	-	-	-	-
Diğer Mali Kuruluşlardan Sağlanan Fonlar	1.564.537	1.280.077	401.215	354.575	67.746	-	3.668.150
Diğer Yükümlülükler ve Özkaynaklar	188.045	86.620	18.025	175.665	21.173	4.197.415	4.686.943
Toplam Yükümlülükler ve Özkaynaklar	12.790.164	5.022.759	1.363.582	1.133.379	241.263	7.310.685	27.861.832
Bilançodaki Faize Duyarlı Açık	(5.047.631)	(1.086.171)	5.952.080	5.295.048	875.776	(5.989.102)	-
Bilanço Dışı Faize Duyarlı Açık, Net (**)	21.852	31.971	(2.498)	20.941	-	-	72.266
Toplam Faize Duyarlı Açık	(5.025.779)	(1.054.200)	5.949.582	5.315.989	875.776	(5.989.102)	72.266

(*) "Para piyasaları" ile ilgili alacak ve borç bakiyeleri sırasıyla varlıklar altında "Bankalar ve Diğer Mali Kuruluşlardan Alacaklar" kalemine, yükümlülükler altında ise "Bankalararası Mevduat" kalemine dahil edilmiştir.

(**) Burada yazılı tutarlar bilanço dışı yükümlülükler içinde yer alan türev finansal araçlardan kaynaklanan alacak ve borçların neti üzerinden kalan vadelerine göre dağılımını göstermektedir.

b. Parasal finansal araçlara uygulanan ortalama faiz oranları:

1- Cari Dönem Sonu - 31 Aralık 2003	EURO	USD	Yen	TL
Varlıklar	%	%	%	%
Nakit Değerler (Kasa, Efektif Deposu, Yoldaki Paralar, Satın Alınan Çekler) ve T.C. Merkez Bankası	0.80	0.41	-	16.00
Bankalar ve Diğer Mali Kuruluşlardan Alacaklar	2.24	0.77	-	26.40
Alım Satım Amaçlı Menkul Değerler	9.16	5.73	-	61.24
Satılmaya Hazır Menkul Değerler	9.22	7.50	-	34.61
Verilen Krediler	5.82	4.13	-	43.20
Vadeye Kadar Elde Tutulacak Menkul Değerler	-	10.35	-	-
Yükümlülükler				
Bankalararası Mevduat	2.83	2.56	-	24.49
Diğer Mevduat (vadesiz hesaplar dahil)	2.46	2.25	-	22.49
Muhtelif Borçlar	-	-	-	-
İhraç Edilen Menkul Değerler	-	-	-	-
Diğer Mali Kuruluşlardan Sağlanan Fonlar	2.69	2.85	-	25.31

Yukarıdaki tabloda yer alan ortalama faiz oranları değişik vade dilimlerine uygulanan basit faiz oranlarının ilgili vade dilimlerine isabet eden anapara tutarlarıyla ağırlıklandırılması yoluyla hesaplanmıştır.

(Yetkili İmza / Kaşe)
AKBANK T.A.S.
GENEL MÜDÜRLÜĞÜ

2- Önceki Dönem Sonu - 31 Aralık 2002	EURO	USD	Yen	TL
Varlıklar	%	%	%	%
Nakit Değerler (Kasa, Efektif Deposu, Yoldaki Paralar, Satın Alınan Çekler) ve T.C. Merkez Bankası	1.43	0.55	-	25.00
Bankalar ve Diğer Mali Kuruluşlardan Alacaklar	3.16	1.19	-	44.01
Alım Satım Amaçlı Menkul Değerler	9.32	9.00	-	59.42
Satılmaya Hazır Menkul Değerler	-	8.49	-	55.23
Verilen Krediler	5.15	6.61	-	53.11
Vadeye Kadar Elde Tutulacak Menkul Değerler	-	10.67	-	86.77
Yükümlülükler				
Bankalararası Mevduat	4.11	3.56	-	56.25
Diğer Mevduat (vadesiz hesaplar dahil)	3.29	2.30	-	37.13
Muhtelif Borçlar	-	-	-	-
İhraç Edilen Menkul Değerler	-	-	-	-
Diğer Mali Kuruluşlardan Sağlanan Fonlar	3.25	2.93	-	44.71

Yukarıdaki tabloda yer alan ortalama faiz oranları değişik vade dilimlerine uygulanan basit faiz oranlarının ilgili vade dilimlerine isabet eden anapara tutarlarıyla ağırlıklandırılması yoluyla hesaplanmıştır.

VII. LİKİDİTE RİSKİNE İLİŞKİN AÇIKLAMALAR :

Likidite riski varlık ve yükümlülükler arasındaki vade uyumsuzluğundan doğmaktadır. Banka, söz konusu varlık ve yükümlülüklerin vadelerini belirli kriterlere göre dengelemekte ve vade uyumsuzluklarını kontrol altında tutmaktadır. Banka'nın aktif – pasif yönetiminin en temel hedeflerinden birisi Banka'nın likidite gereksinimlerini sağlayacak fonları hazır bulundurmaktır. Bunu sağlamak için yeterli miktarda kısa vadeli fonlar hazır bulundurulmaktadır. Banka Üst Düzey Risk Komitesi likidite riski için farklı kapsamlarda limitler belirlemiştir. Söz konusu limitler piyasa koşullarına göre sürekli gözden geçirilmekte ve gerektiğinde yenilenmektedir. Likidite riski haftalık olarak ölçülmekte ve raporlanmaktadır. Piyasalarda önemli dalgalanmalar olduğunda ve bazı hallerde günlük olarak ve işlem bazında analizler yapılmaktadır.

Banka'nın en önemli fon kaynakları, çok büyük ölçüde faiz getirili varlıklara plase edilen özsermaye, yaygın ve istikrarlı mevduat tabanı ve uluslararası kuruluşlardan sağlanan orta ve uzun vadeli kredilerdir. Piyasa koşulları gereği mevduatın ortalama vadesinin kısa olmasına karşın, esasen geniş bir tabana yayılmış olup, çok büyük bir bölümü vadelerinde sürekli olarak yenilenmektedir; dolayısıyla Banka için mevduatlar istikrarlı ve uzun vadeli bir kaynak oluşturmaktadır.

Aktif ve pasif kalemlerin kalan vadelerine göre gösterimi:

	Vadesiz (*)	1-3 Ay	3-6 Ay	6-12 Ay	1 Yıl ve Üzeri	Toplam
Cari Dönem - 31 Aralık 2003						
Varlıklar						
Nakit Değerler (Kasa, Efektif Deposu, Yoldaki Paralar, Satın Alınan Çekler) ve T.C. Merkez Bankası	213.681	-	-	-	-	213.681
Bankalar ve Diğer Mali Kuruluşlardan Alacaklar	1.276.548	49.874	-	-	-	1.326.422
Alım Satım Amaçlı Menkul Değerler	546.524	786.330	649.783	1.250.599	3.500.225	6.733.461
Satılmaya Hazır Menkul Değerler	21.055	2.077	312.673	3.229.808	3.142.486	6.708.099
Verilen Krediler	1.883.784	1.115.919	1.049.073	1.759.443	2.909.236	8.717.455
Vadeye Kadar Elde Tutulacak Menkul Değerler	-	-	322.382	-	322.383	644.765
Diğer Varlıklar (**)	2.046.261	377.294	603.240	611.180	521.271	5.140.376
Toplam Varlıklar	5.987.853	2.331.494	2.937.151	6.851.030	10.395.601	29.484.259
Yükümlülükler						
Bankalararası Mevduat	1.609.628	315.278	14.670	1.409	-	1.940.985
Diğer Mevduat	12.291.875	3.037.521	1.052.245	1.288.331	95.140	17.765.112
Diğer Mali Kuruluşlardan Sağlanan Fonlar	343.318	320.781	197.960	1.540.740	1.245.072	3.647.871
İhraç Edilen Menkul Değerler	-	-	-	-	-	-
Muhtelif Borçlar	105.082	-	-	-	-	105.082
Diğer Yükümlülükler (***)	251.296	46.484	310.427	32.603	5.384.399	6.025.209
Toplam Yükümlülükler	14.601.199	3.720.064	1.575.302	2.863.083	6.724.611	29.484.259
Net Likidite Açığı	(8.613.346)	(1.388.570)	1.361.849	3.987.947	3.670.990	-
Önceki Dönem - 31 Aralık 2002						
Toplam Aktifler (**)	6.787.129	1.993.580	3.487.328	7.468.335	7.224.061	27.861.832
Toplam Yükümlülükler	14.739.730	3.871.453	1.719.384	2.201.581	5.329.684	27.861.832
Net Likidite Açığı	(7.952.601)	(1.877.873)	1.767.944	5.266.754	1.894.377	-

NOT: İlgili tebliğ gereğince "Aktif ve pasif kalemlerin kalan vadelerine göre gösterimi" tablosunda format değişikliği yapılamadığı için:

(*) 1 aya kadar vadeye sahip kalemler "vadesiz" sütununda gösterilmiştir. Bu kalemlere ilişkin tutarlar cari dönem ve önceki dönem için aşağıda belirtilmiştir.

	Cari Dönem - 31 Aralık 2003	Önceki Dönem - 31 Aralık 2002
Varlıklar	4.029.173 TL	2.509.064 TL
Yükümlülükler	11.333.090 TL	11.688.475 TL

(**) İştirakler, bağlı ortaklıklar, maddi ve maddi olmayan duran varlıklar toplamı yukarıdaki tabloda "Toplam" sütununa dahil edilmiş, ancak vade dağılımı olarak hiç bir sütunda gösterilmemiştir; dolayısıyla bu kalemler için diğer sütunların toplamı "Toplam" sütununda belirtilen tutarlarla uyumlu değildir. Bunlarla ilgili cari dönem ve önceki dönem tutarları sırasıyla 981.130 TL ve 901.399 TL'dir.

(***) Özkaynaklar 1 yıl ve üzeri sütununda gösterilmiştir.

VIII. FİNANSAL VARLIK VE YÜKÜMLÜLÜKLERİN RAYİÇ DEĞERİ İLE GÖSTERİLMESİNE İLİŞKİN AÇIKLAMALAR :

Vadeye kadar elde tutulan varlıkların rayiç değeri; piyasa fiyatları veya bu fiyatın tespit edilemediği durumlarda, faiz, vade ve benzeri diğer koşullar bakımından aynı nitelikli itfaya tabi diğer menkul değerler için olan kote edilmiş piyasa fiyatları baz alınarak saptanır.

(Yetkili İmza / Kaşe)

Vadesiz mevduatın tahmini rayiç değeri, talep anında ödenecek miktarı ifade eder. Değişken oranlı plasmanlar ile gecelik mevduatın rayiç değeri defter değerini ifade eder. Sabit faizli mevduatın tahmini rayiç değeri, benzer kredi ve diğer borçlara uygulanan piyasa faiz oranlarını kullanarak iskonto edilmiş nakit akımının bulunmasıyla hesaplanır.

İhraç edilen menkul değerlere ilişkin toplam rayiç değer, kote edilmiş piyasa fiyatlarına dayanarak hesaplanır ve piyasa fiyatının bulunmadığı yerde, kalan vade için cari getiriye dayanan iskonto edilmiş nakit akış modeli kullanılır.

Aşağıdaki tablo, Banka'nın ilgili tebliğde (MUY 17) belirtilen bazı finansal varlık ve yükümlülüklerin defter değeri ile rayiç değerini göstermektedir. Defter değeri ilgili varlık ve yükümlülüklerin elde etme bedeli ve birikmiş faiz reeskontlarının toplamını ifade etmektedir.

	Defter Değeri		Rayiç Değer	
	Cari Dönem 31 Aralık 2003	Önceki Dönem 31 Aralık 2002	Cari Dönem 31 Aralık 2003	Önceki Dönem 31 Aralık 2002
Finansal Varlıklar	9.487.964	9.611.158	9.487.964	9.611.158
Bankalar ve Diğer Mali Kuruluşlardan Alacaklar	929.668	1.489.399	929.668	1.489.399
Satılmaya Hazır Menkul Değerler	7.600.288	6.854.718	7.600.288	6.854.718
Vadeye Kadar Elde Tutulacak Menkul Değerler	958.008	1.267.041	958.008	1.267.041
Finansal Yükümlülükler	23.018.474	22.827.000	23.018.474	22.827.000
Bankalararası Mevduat	1.341.841	536.705	1.341.841	536.705
Diğer Mevduat	17.902.774	18.540.897	17.902.774	18.540.897
Diğer Mali Kuruluşlardan Sağlanan Fonlar	3.668.777	3.687.348	3.668.777	3.687.348
İhraç Edilen Menkul Değerler	-	-	-	-
Muhtelif Borçlar	105.082	62.050	105.082	62.050

IX. BAŞKALARININ NAM VE HESABINA YAPILAN İŞLEMLER, İNANCA DAYALI İŞLEMLERE İLİŞKİN AÇIKLAMALAR :

Banka müşterilerinin nam ve hesabına alım, satım, saklama, fon yönetimi hizmetleri vermektedir. Banka inanca dayalı işlem sözleşmeleri yapmamaktadır.

X. FAALİYET BÖLÜMLERİNE İLİŞKİN AÇIKLAMALAR :

Banka temel bankacılık hizmetlerinin yanısıra perakende bankacılık, özel bankacılık, kurumsal bankacılık, hazine işlemleri ve uluslararası bankacılık alanlarında faaliyette bulunmaktadır.

Banka, 2003 yılında yeniden yapılandırmanın bir sonucu olarak küçük işletmeler ve bireysel bankacılık faaliyetlerini perakende bankacılık altında birleştirmiştir. Perakende bankacılık hizmetlerinde rekabetçi ve teknolojiyi yakından takip eden yaklaşım ile müşterilere mevduat, tüketici kredileri, kredi kartları, sigorta ve varlık yönetimi hizmetleri sunulmaktadır. Türkiye'nin en büyük şube ağına sahip bankalarından birisi olarak perakende bankacılık kapsamında sunulan diğer ürün ve hizmetler banka kartları, yatırım fonu alım satımı, otomatik ödeme hizmetleri, döviz alım-satımı, kiralık kasa hizmetleri, çek-senet, havale, yatırım ve telefon ve internet bankacılığını kapsamaktadır.

Özel bankacılık faaliyetleri kapsamında, bankacılık ve yatırım hizmetleri konusunda farklı beklentileri bulunan yüksek gelir grubundaki bireylere hizmet sunulmaktadır. Özel bankacılık

(Yetkili İmza / Kaşe)
AKBANK T.A.Ş.
GENEL MÜDÜRLÜĞÜ

hizmetlerinde müşterilerin tüm finansal ihtiyaçlarını gerek yurtiçi gerekse yurtdışında karşılamak, müşterilerin gereksinimlerine en uygun finansal çözümler sunmak hedeflenmektedir.

Kurumsal bankacılık büyük ölçekli kurumsal müşterilere finansal çözümler ve bankacılık hizmetleri sunmaktadır. Kurumsal ve ticari müşterilere sunulan hizmetler arasında Türk Lirası ve döviz bazında işletme kredileri, yatırım kredileri, dış ticaretin finansmanı, akreditif ve teminat mektupları, döviz alım-satımı, kurumsal finansman hizmetleri ile mevduat ve nakit yönetimi hizmetleri bulunmaktadır. Ayrıca müşteri taleplerine göre özel hazırlanmış tahsilat, ödeme, likidite ve bilgi yönetimini içeren nakit yönetimi hizmetleri ile kurumsal müşterilerin işletme sermayesi yönetimine zamanında ve kalıcı çözümler üretilmektedir. Yatırım bankacılığı faaliyetleri kapsamında proje finansmanı kredileri sağlanmaktadır.

Hazine işlemleri yönetimi Hazine Bölümü tarafından yürütülmektedir. Hazine Bölümü Türk Lirası Fon Grubu, Döviz Fon Grubu, Pazarlama Grubu ve Özel Ürünler Grubu'ndan oluşmaktadır. TL ve döviz fon yönetimi grupları tarafından spot ve vadeli TL ve döviz alım satımı, hazine bonosu, tahvil ve diğer yurtiçi ve yurtdışı "AAA" kredi notuna sahip menkul kıymetlerin alım satım işlemleri yapılmaktadır. Pazarlama grubu Banka'nın şube ağından yararlanarak müşterilere bono, tahvil ile; riskten korunma amaçlı swap, vadeli işlemler ve opsiyon gibi türev ürünler pazarlamaktadır.

Uluslararası bankacılık faaliyetleri Malta'daki bir, Almanya'daki yedi şubesi ve Paris'teki bir temsilciliği aracılığıyla ilgili Genel Müdürlük birimleri yönetiminde yürütülmektedir. Banka yaklaşık 120 ülkede, 1.000'den fazla banka ile muhabir ilişkisi kurmuştur. Bu sayede müşterilere dış ticaret finansmanı, döviz ve TL "clearing" hizmetleri, havale hizmetleri sunulmaktadır. Uluslararası bankacılık uzun vadeli fonlama sağlamak, ülke riskini yansıtan bir fiyatın altında fonlamaya olanak sağlamak, fonlama kaynaklarının çeşitlendirilmesi ve bu alanda uluslararası yatırımcı bazının oluşturulması hususlarında önemli faaliyetler yürütmektedir.

BEŞİNCİ BÖLÜM
KONSOLİDE OLMAYAN MALİ TABLOLARA İLİŞKİN AÇIKLAMA VE DİPNOTLAR

I. AKTİF KALEMLERE İLİŞKİN AÇIKLAMA VE DİPNOTLAR

a. T.C. Merkez Bankası Hesabına İlişkin Bilgiler:

	Cari Dönem 31 Aralık 2003	Önceki Dönem 31 Aralık 2002
Vadesiz Serbest Tutar	2.420	1.039
Vadeli Serbest Tutar	-	-
Toplam	2.420	1.039

b. Alım satım amaçlı menkul değerlere ilişkin ilave bilgiler, net değerleriyle :

1. Teminata verilen / bloke edilen alım satım amaçlı menkul değerlere ilişkin bilgiler:
   Teminata verilen alım satım amaçlı menkul değerler TL ve YP devlet tahvillerinden oluşmaktadır.

	Cari Dönem 31 Aralık 2003		Önceki Dönem 31 Aralık 2002	
	TL	YP	TL	YP
Hisse Senetleri	-	-	-	-
Bono, Tahvil ve Benzeri Menkul Değerler	73.197	167.114	377.853	177.169
Diğer	-	-	-	-

2. Repo işlemlerine konu olan alım satım amaçlı menkul değerler:

	Cari Dönem 31 Aralık 2003		Önceki Dönem 31 Aralık 2002	
	TL	YP	TL	YP
Devlet Tahvili	-	-	419.646	-
Hazine Bonosu	-	-	-	-
Diğer Borçlanma Senetleri	-	-	-	-
Banka Bonoları ve Banka Garantili Bonolar	-	-	-	-
Varlığa Dayalı Menkul Kıymetler	-	-	-	-
Diğer	-	-	-	-

c. Yurtdışı bankalar hesabına ilişkin bilgiler:

	Serbest Tutar		Serbest Olmayan Tutar**	
	Cari Dönem 31 Aralık 2003	Önceki Dönem 31 Aralık 2002	Cari Dönem 31 Aralık 2003	Önceki Dönem 31 Aralık 2002
AB Ülkeleri	747.776	685.263	54.952	114.293
ABD, Kanada	61.535	599.492	15.850	28.208
OECD Ülkeleri (*)	46.327	58.625	-	-
Kıyı Bankacılığı Bölgeleri	-	-	-	-
Diğer	1.110	842	-	-
Toplam	856.748	1.344.222	70.802	142.501

(*) AB ülkeleri, ABD ve Kanada dışındaki OECD ülkeleri

(**) Serbest olmayan tutar Banka'nın kullandığı sekürititasyon kredileriyle ilgili anlaşmalar gereğince tutulan faizli depolardır.

(Yetkili İmza / Kaşe)

AKBANK T.A.Ş.
GENEL MÜDÜRLÜĞÜ

d. Ters repo işlemlerinden alacaklar hesabına ilişkin bilgiler:

Banka'nın 31 Aralık 2003 ve 31 Aralık 2002 tarihleri itibariyle ters repo işlemleri bulunmamaktadır.

e. Satılmaya hazır menkul değerlere ilişkin bilgiler:

1. Satılmaya hazır menkul değerlerin türleri :

Satılmaya hazır menkul değerler TL ve YP devlet tahvilleri, TL hazine bonoları ve Banka'nın % 10'dan daha düşük oranda pay sahibi olduğu kuruluşların hisse senetlerinden oluşmaktadır.

2. Satılmaya hazır menkul değerlere ilişkin bilgiler:

	Cari Dönem 31 Aralık 2003	Önceki Dönem 31 Aralık 2002
Borçlanma Senetleri	6.695.764	6.136.418
Borsada İşlem Gören	4.574.208	4.353.848
Borsada İşlem Görmeyen (*)	2.121.556	1.782.570
Hisse Senetleri	52.396	52.108
Borsada İşlem Gören	48.103	48.102
Borsada İşlem Görmeyen	4.293	4.006
Değer Azalma Karşılığı (-)	(40.061)	(43.420)
Toplam	6.708.099	6.145.106

(*) Borsaya kote oldukları halde ilgili tarihlerde işlem görmeyen borçlanma senetlerini ifade etmektedir.

3. Teminat olarak gösterilen satılmaya hazır menkul değerlerin özellikleri ve defter değeri :

Teminat olarak gösterilen satılmaya hazır menkul değerler TL ve YP devlet tahvili ve hazine bonolarından oluşmaktadır. Bu menkul değerlerin 875.725 TL tutarındaki maliyet ve 191.105 TL tutarındaki birikmiş faiz reeskontu olarak ifade edilen defter değerleri toplamı 1.066.830 TL'dir (31 Aralık 2002: 1.006.073 TL).

4. Teminata verilen / bloke edilen satılmaya hazır menkul değerlere ilişkin bilgiler, elde etme maliyetleri ile gösterilmiştir:

	Cari Dönem 31 Aralık 2003		Önceki Dönem 31 Aralık 2002	
	TL	YP	TL	YP
Hisse Senetleri	-	-	-	-
Bono, Tahvil ve Benzeri Menkul Değerler	415.552	460.173	244.988	607.894
Diğer	-	-	-	-

Başaran Nas
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PRICEWATERHOUSECOOPERS
Tarafından Görüldü 24
İstanbul, Tarih 22/04

(Yetkili İmza / Kaşe)
GENEL MÜDÜRLÜĞÜ

5. Repo işlemlerine konu olan satılmaya hazır menkul değerler, elde etme maliyetleri ile gösterilmiştir:

	Cari Dönem 31 Aralık 2003		Önceki Dönem 31 Aralık 2002	
	TL	YP	TL	YP
Devlet Tahvili	554.236	-	-	-
Hazine Bonosu	-	-	-	-
Diğer Borçlanma Senetleri	-	-	-	-
Banka Bonoları ve Banka Garantili Bonolar	-	-	-	-
Varlığa Dayalı Menkul Kıymetler	-	-	-	-
Diğer	-	-	-	-

f. Kredilere ilişkin açıklamalar:

1. Banka'nın ortaklarına ve mensuplarına verilen her çeşit kredi veya avansın bakiyesine ilişkin bilgiler:

	Cari Dönem 31 Aralık 2003		Önceki Dönem 31 Aralık 2002	
	Nakdi	Gayrinakdi	Nakdi	Gayrinakdi
Banka Ortaklarına Verilen Doğrudan Krediler	33.842	52.237	93.972	19.821
Tüzel Kişi Ortaklara Verilen Krediler	33.842	52.237	93.972	19.821
Gerçek Kişi Ortaklara Verilen Krediler	-	-	-	-
Banka Ortaklarına Verilen Dolaylı Krediler	207.994	284.112	273.134	364.212
Banka Mensuplarına Verilen Krediler	7.599	-	2.829	-

2. Birinci ve ikinci grup krediler, diğer alacaklar ile yeniden yapılandırılan ya da yeni bir itfa planına bağlanan krediler ve diğer alacaklara ilişkin bilgiler:

Nakdi Krediler	Standart Nitelikli Krediler ve Diğer Alacaklar		Yakın İzlemedeki Krediler ve Diğer Alacaklar	
	Krediler ve Diğer Alacaklar	Yeniden Yapılandırılan ya da Yeni Bir İtfa Planına Bağlananlar	Krediler ve Diğer Alacaklar	Yeniden Yapılandırılan ya da Yeni Bir İtfa Planına Bağlananlar
İhtisas Dışı Krediler	8.666.300	-	51.155	-
İskonto ve İştira Senetleri	56.142	-	-	-
İhracat Kredileri	991.599	-	2.031	-
İthalat Kredileri	-	-	-	-
Mali Kesime Verilen Krediler	762.127	-	-	-
Yurtdışı Krediler	456.847	-	-	-
Tüketici Kredileri	1.842.444	-	14.799	-
Kredi Kartları	717.215	-	30.082	-
Kıymetli Maden Kredisi	-	-	-	-
Diğer	3.839.926	-	4.243	-
İhtisas Kredileri	-	-	-	-
Diğer Alacaklar	-	-	-	-

Başaran Nas Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi a member of PRICEWATERHOUSECOOPERS
Tarafından Görüldü
İstanbul, Tarih 24.04

(Yetkili İmza / Kaşe)
A.Ş. GENEL MÜDÜRLÜĞÜ

3. Vade yapısına göre nakdi kredilerin dağılımı:

	Standart Nitelikli Krediler ve Diğer Alacaklar		Yakın İzlemedeki Krediler ve Diğer Alacaklar	
	Krediler ve Diğer Alacaklar	Yeniden Yapılandırılan ya da Yeni Bir İtfa Planına Bağlananlar	Krediler ve Diğer Alacaklar	Yeniden Yapılandırılan ya da Yeni Bir İtfa Planına Bağlananlar
Kısa Vadeli Krediler	3.204.834	-	51.155	-
İhtisas Dışı Krediler	3.204.834	-	51.155	-
İhtisas Kredileri	-	-	-	-
Diğer Alacaklar	-	-	-	-
Orta ve Uzun Vadeli Krediler	5.461.466			
İhtisas Dışı Krediler (*)	5.461.466	-	-	-
İhtisas Kredileri	-	-	-	-
Diğer Alacaklar	-	-	-	-

(*) İlk kullandırıldıkları zaman orjinal vadeleri 1 yılın üzerinde olan krediler "Orta ve uzun vadeli krediler" olarak sınıflandırılmaktadır. Söz konusu kredilerin vadelerine kalan süre zaman geçtikçe azalmaktadır. 31 Aralık 2003 tarihi itibariyle Banka'nın toplam kredilerinin vadeye kalan ortalama süresi 1 yılın altında olup 362 gündür.

4. Tüketici kredilerine ilişkin bilgiler:

	Kısa Vadeli	Orta ve Uzun Vadeli	Toplam	Faiz ve Gelir Tahakkuk ve Reeskontları
Tüketici Kredileri-TL	451.169	1.339.126	1.790.295	23.637
Konut Kredisi	3.442	120.090	123.531	1.865
Otomobil Kredisi	160.723	1.065.034	1.225.758	16.247
İhtiyaç Kredisi	198.737	149.865	348.602	5.394
Personel Kredisi	3.462	4.137	7.599	131
Diğer Tüketici Kredileri	84.805	-	84.805	-
Tüketici Kredileri-Dövize Endeksli	6.650	60.298	66.948	220
Konut Kredisi	2.038	19.737	21.775	96
Otomobil Kredisi	4.544	40.341	44.885	100
İhtiyaç Kredisi	68	220	288	24
Personel Kredisi	-	-	-	-
Diğer Tüketici Kredileri	-	-	-	-
Kredi Kartları	747.297	-	747.297	15.609
Toplam Tüketici Kredileri	1.205.116	1.399.424	2.604.540	39.466

5. Kredilerin kullanıcılara göre dağılımı:

	Cari Dönem 31 Aralık 2003	Önceki Dönem 31 Aralık 2002
Kamu	2.264.389	2.222.361
Özel	6.453.066	4.936.468

6. Yurtiçi ve yurtdışı kredilerin dağılımı: İlgili kredi müşterilerinin faaliyette bulunduğu yere göre belirtilmiştir.

	Cari Dönem 31 Aralık 2003	Önceki Dönem 31 Aralık 2002
Yurtiçi Krediler	8.260.608	6.903.788
Yurtdışı Krediler	456.847	255.041

Başaran Nas
Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi
a member of
PRICEWATERHOUSECOOPERS
Tarafından Görüldü
İstanbul, Tarih

(Yetkili İmza / Kaşe)

AKBANK T.A.Ş.
GENEL MÜDÜRLÜĞÜ

7. Bağlı ortaklık ve iştiraklere verilen krediler:

	Cari Dönem 31 Aralık 2003	Önceki Dönem 31 Aralık 2002
Bağlı Ortaklık ve İştiraklere Verilen Doğrudan Krediler	7.687	2.181
Bağlı Ortaklık ve İştiraklere Verilen Dolaylı Krediler	-	-

8. Kredilere ilişkin olarak ayrılan özel karşılıklar:

Özel Karşılıklar	Cari Dönem 31 Aralık 2003	Önceki Dönem 31 Aralık 2002
Tahsil İmkanı Sınırlı Krediler ve Diğer Alacaklar İçin Ayrılanlar	12.036	40.013
Tahsili Şüpheli Krediler ve Diğer Alacaklar İçin Ayrılanlar	1.324	7.638
Zarar Niteliğindeki Krediler ve Diğer Alacaklar İçin Ayrılanlar	97.201	82.070

9. Donuk alacaklara ilişkin bilgiler (Net):

9(i). Donuk alacaklardan bankaca yeniden yapılandırılan ya da yeni bir itfa planına bağlanan krediler ve diğer alacaklara ilişkin bilgiler: Bulunmamaktadır.

9(ii). Toplam donuk alacak hareketlerine ilişkin bilgiler:

	III. Grup	IV. Grup	V. Grup
	Tahsil İmkanı Sınırlı Krediler ve Diğer Alacaklar	Tahsili Şüpheli Krediler ve Diğer Alacaklar	Zarar Niteliğindeki Kredi ve Diğer Alacaklar
Önceki Dönem Sonu Bakiyesi: 31 Aralık 2002	40.013	7.638	82.070
Dönem İçinde İntikal (+)	43.710	1.259	787
Diğer Donuk Alacak Hesaplarından Giriş (+)	-	55.091	57.082
Diğer Donuk Alacak Hesaplarına Çıkış (-)	55.091	57.082	651
Dönem İçinde Tahsilat (-)	11.074	4.708	23.871
Parasal Kayıp (-)	5.456	844	9.484
Aktiften Silinen (-)	66	30	8.732
Dönem Sonu Bakiyesi	12.036	1.324	97.201
Özel Karşılık (-)	12.036	1.324	97.201
Bilançodaki Net Bakiyesi	-	-	-

9(iii). Yabancı para olarak kullandırılan kredilerden kaynaklanan donuk alacaklara ilişkin bilgiler:

	III. Grup	IV. Grup	V. Grup
	Tahsil İmkanı Sınırlı Krediler ve Diğer Alacaklar	Tahsili Şüpheli Krediler ve Diğer Alacaklar	Zarar Niteliğindeki Krediler ve Diğer Alacaklar
Cari Dönem: 31 Aralık 2003			
Dönem Sonu Bakiyesi	612	117	39.761
Özel Karşılık (-)	612	117	39.761
Bilançodaki Net Bakiyesi	-	-	-
Önceki Dönem: 31 Aralık 2002			
Dönem Sonu Bakiyesi	30.519	361	20.188
Özel Karşılık (-)	30.519	361	20.188
Bilançodaki Net Bakiyesi	-	-	-

(Yetkili İmza / Kaşe)
GENEL MÜDÜRLÜĞÜ

10. Zarar niteliğindeki krediler ve diğer alacaklar için tasfiye politikasının ana hatları :

Zarar niteliğindeki krediler ve diğer alacaklar kanuni takip ve teminatların nakde dönüştürülmesi yollarıyla tahsil edilmektedir.

g. **Faktoring alacaklarına ilişkin bilgiler :** Bulunmamaktadır.

h. **Vadeye kadar elde tutulacak menkul değerlere ilişkin bilgiler (Net):**

1. Vadeye kadar elde tutulacak menkul değerlere ilişkin bilgiler:

31 Aralık 2003 tarihi itibariyle vadeye kadar elde tutulacak menkul değerlerin tamamı dövize endeksli devlet tahvillerinden oluşmaktadır.

	Cari Dönem 31 Aralık 2003	Önceki Dönem 31 Aralık 2002
Borçlanma Senetleri	644.765	769.131
Borsada İşlem Görenler	-	-
Borsada İşlem Görmeyenler (*)	644.765	769.131
Değer Azalma Karşılığı (-)	-	-
Toplam	644.765	769.131

(*) Borsaya kote oldukları halde ilgili tarihlerde işlem görmeyen borçlanma senetlerini ifade etmektedir.

2. Vadeye kadar elde tutulacak menkul değerlerin yıl içindeki hareketleri:

	Cari Dönem 31 Aralık 2003	Önceki Dönem 31 Aralık 2002
Dönem Başındaki Değer	769.131	6.416.447
Parasal Kayıp	(94.114)	-
Yıl İçindeki Alımlar	-	-
Satış, Geri Ödeme Yolu ile Elden Çıkarılanlar veya Diğer Kategorilere Transfer Edilenler (*)	(30.252)	(5.647.316)
Değer Azalışı Karşılığı	-	-
Dönem Sonu Toplamı	644.765	769.131

(*) MUY yürürlüğe girmeden önce menkul değerler "Menkul değerler cüzdanı" ve "Bağlı menkul değerler" olarak iki ayrı grupta takip edilmekteydi. Bu nedenle yukarıdaki tabloda Önceki Dönem sütununda "Satış, geri ödeme yoluyla elden çıkarılanlar veya diğer kategorilere transfer edilenler" tutarı içinde yeni esaslara göre diğer portföylere sınıflandırılan menkul değerler de yer almaktadır.

3(i). Vadeye kadar elde tutulacak menkul değerlerin izlendiği hesaplara ilişkin bilgiler:

	Cari Dönem 31 Aralık 2003				Önceki Dönem 31 Aralık 2002			
Vadeye Kadar Elde Tutulacak Menkul Değerler	Maliyet Bedeli		Değerlenmiş Tutarı		Maliyet Bedeli		Değerlenmiş Tutarı	
	TP	YP	TP	YP	TP	YP	TP	YP
Teminata Verilen/Bloke Edilen	259.333	-	378.650	-	274.822	-	457.490	-
Repo İşlemlerine Konu Olan	-	-	-	-	-	-	-	-
Yapısal Pozisyon Olarak Tutulan	-	-	-	-	-	-	-	-
Menkul Kıymet Ödünç Piyasasından Alacaklar	-	-	-	-	-	-	-	-
Menkul Kıymet Ödünç Piyasası Teminatları	-	-	-	-	-	-	-	-
Diğer (*)	385.432	-	579.358	-	494.309	-	809.551	-

(*) Diğer satırında Banka'nın teminat/bloke veya diğer işlemlere konu etmediği serbest olarak tuttuğu kıymetler gösterilmiştir.

Başaran Nas
Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi
a member of PRICEWATERHOUSECOOPERS
Tarafından Görüldü
İstanbul, Tarih

(Yetkili İmza / Kaşe)
AKBANK T.A.Ş.
GENEL MÜDÜRLÜĞÜ

3(ii). Teminat olarak gösterilen vadeye kadar elde tutulacak menkul değerlerin başlıca özellikleri :

Teminat olarak gösterilen menkul değerlerin tamamı dövize endeksli devlet tahvillerinden oluşmaktadır.

Teminata verilen/bloke edilen vadeye kadar elde tutulacak menkul değerler:

	Cari Dönem 31 Aralık 2003		Önceki Dönem 31 Aralık 2002	
	TP	YP	TP	YP
Hisse Senetleri	-	-	-	-
Tahvil ve Benzeri Menkul Değerler	259.333	-	274.822	-
Diğer	-	-	-	-

3(iii). Repo işlemlerine konu olan vadeye kadar elde tutulacak menkul değerler: Bulunmamaktadır.

3(iv). Yapısal pozisyon olarak tutulan vadeye kadar elde tutulacak menkul değerler: Bulunmamaktadır.

i. İştiraklere ilişkin bilgiler (Net):

1. İştiraklere ilişkin genel bilgiler:

Ünvanı	Adres (Şehir/ Ülke)	Banka'nın Pay Oranı-Farklıysa Oy Oranı(%)	Banka Risk Grubu Pay Oranı (%)
BNP Ak Dresdner Bank A.Ş.	İstanbul/Türkiye	39.99	40.00
Ak Yatırım Ortaklığı A.Ş.	İstanbul/Türkiye	45.62	45.62
Sabancı Bank plc.	Londra/İngiltere	37.00	100.00
Oralitsa İnşaat Malzemeleri San. ve Tic. A.Ş. (Tasfiye halindedir.)	İstanbul/Türkiye	18.93	96.30
Temsa Termo Mekanik San. ve Tic. A.Ş.	Adana/Türkiye	14.89	48.70
I-Bimsa Uluslararası İş. Bilgi ve Yönetim Sistemleri A.Ş.	İstanbul/Türkiye	10.00	50.00

2. Yukarıdaki sıraya göre iştiraklere ilişkin önemli mali tablo bilgileri:

Aşağıdaki tabloda, BNP Ak Dresdner Bank A.Ş. ve Sabancı Bank plc'ye ait rakamlar dışındaki tutarlar enflasyon muhasebesine göre düzenlenmeyen nominal mali tablolarına göredir. Söz konusu tutarlar ilgili şirketlerin 30 Eylül 2003 tarihli mali tablolarından elde edilmiştir.

Aktif Toplamı	Özkaynak	Sabit Varlık Toplamı	Faiz Gelirleri	Menkul Değer Gelirleri	Cari Dönem Kâr/Zararı	Önceki Dönem Kâr/Zararı	Rayiç Değeri (*)
509.706	175.225	13.468	82.449	53.762	29.262	30.379	67.705
18.798	17.930	6	965	965	3.960	2.616	6.876
1.087.107	321.236	917	53.745	15.586	13.392	14.235	95.271
1.139	1.103	30	-	-	430	197	-
133.420	8.221	25.379	-	-	22.386	(45.927)	22.871
9.087	579	909	-	-	(1.266)	298	1.436

(*) Hisseleri borsada kote olmayan iştiraklerin maliyet bedellerinden, varsa ayrılan değer düşüş karşılığı indirildikten sonra hesaplanarak mali tablolara yansıtılan değerleri gösterilmiştir.

Başaran Nas
Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi
a member of
PRICEWATERHOUSECOOPERS
Tarafından Görüldü
İstanbul, Tarih

(Yetkili İmza / Kaşe)

3. İştiraklerin muhasebeleştirilmesinde kullanılan yöntem: Üçüncü bölümde yer alan II. no'lu dipnotta açıklanmıştır.

4. İştiraklere ilişkin hareket tablosu:

	Cari Dönem 31 Aralık 2003	Önceki Dönem 31 Aralık 2002
Dönem Başı Değeri	209.005	149.472
Dönem İçi Hareketler		
Alışlar	-	5.711
Bedelsiz Edinilen Hisse Senetleri	-	56.442
Cari Yıl Payından Alınan Kar	-	-
Satışlar	-	-
Yeniden Değerleme Artışı	-	-
Değer Artış/ (Azalışları)	3.812	(6.051)
YP iştiraklerin kur değerlemesinden kaynaklanan artış / (azalış)	(18.658)	3.431
Dönem Sonu Değeri	194.159	209.005
Sermaye Taahhütleri	-	-
Dönem Sonu Sermaye Katılma Payı (%)	-	-

5. İştiraklere yapılan yatırımların değerlemesi:

	Cari Dönem 31 Aralık 2003	Önceki Dönem 31 Aralık 2002
Maliyet Değeri İle Değerleme (*)	187.283	205.940
Rayiç Değer İle Değerleme	6.876	3.065
Özsermaye Yöntemi İle Değerleme (**)	-	-

(*) Maliyet bedelinden, varsa ayrılan değer düşüş karşılığı indirildikten sonra hesaplanan ve mali tablolarda yansıtılan değeri ifade etmektedir.
(**) Özsermaye yöntemi kullanılmamıştır.

6. Mali iştiraklere ilişkin sektör bilgileri ve bunlara ilişkin kayıtlı tutarlar:

İştirakler	Cari Dönem 31 Aralık 2003	Önceki Dönem 31 Aralık 2002
Bankalar	162.975	181.632
Sigorta Şirketleri	-	-
Faktoring Şirketleri	-	-
Leasing Şirketleri	-	-
Finansman Şirketleri	-	-
Diğer Mali İştirakler	6.876	3.065

7. Borsaya kote edilen iştirakler:

	Cari Dönem 31 Aralık 2003	Önceki Dönem 31 Aralık 2002
Yurtiçi Borsalara Kote Edilenler	6.876	3.065
Yurtdışı Borsalara Kote Edilenler	-	-

8. Cari dönem içinde elden çıkarılan iştirakler: Bulunmamaktadır.

9. Cari dönem içinde satın alınan iştirakler: Bulunmamaktadır.

Başaran Nas
Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi
a member of
PRICEWATERHOUSECOOPERS
Tarafından Görüldü
İstanbul, Tarih 02/04

(Yetkili İmza / Kaşe)
AKBANK T.A.Ş.
GENEL MÜDÜRLÜĞÜ

j. **Bağlı ortaklıklara ilişkin bilgiler (Net):**

1. Bağlı ortaklıkların muhasebeleştirilmesinde kullanılan yöntem: Üçüncü bölümde yer alan II no'lu dipnotta açıklanmıştır.

2. Bağlı ortaklıklara ilişkin bilgiler:

Ünvanı	Adres (Şehir/ Ülke)	Ana Ortaklık Banka'nın Pay Oranı-Farklıysa Oy Oranı(%)	Banka Risk Grubunun Pay Oranı (%)
Ak Portföy Yönetimi A.Ş.	İstanbul/Türkiye	99.99	100.00
Ak Yatırım Menkul Değerler A.Ş.	İstanbul/Türkiye	99.80	100.00
Ak Emeklilik A.Ş.	İstanbul/Türkiye	73.35	99.35
Akbank International N.V.	Rotterdam/Hollanda	100.00	100.00
Ak Global Funding B.V.	Rotterdam/Hollanda	100.00	100.00

3. Yukarıda yer alan sıraya göre bağlı ortaklıklara ilişkin önemli mali tablo bilgileri :
Aşağıdaki tabloda, Ak Yatırım Menkul Değerler A.Ş. ve Akbank International N.V.'ye ait rakamlar dışındaki tutarlar enflasyon muhasebesine göre düzenlenmeyen nominal mali tablolarına göredir. Söz konusu tutarlar ilgili şirketlerin 30 Eylül 2003 tarihli mali tablolarından elde edilmiştir.

Aktif Toplamı	Özkaynak	Sabit Varlık Toplamı	Faiz Gelirleri	Menkul Değer Gelirleri	Cari Dönem Kâr/Zararı	Önceki Dönem Kâr/Zararı	Rayiç Değeri (*)
7.174	6.921	249	1.261	-	3.827	1.487	3.155
174.717	83.626	33.724	52.931	9.110	7.909	(6.209)	71.469
72.785	32.304	966	9.801	5.939	2.720	3.964	23.559
316.705	77.735	3.728	6.981	6.957	(1.754)	(2.011)	89.233
-	-	-	-	-	-	-	32

Ak Global Funding B.V. faaliyetlerine henüz başlamamıştır. Banka'nın bu şirketteki yatırım tutarı çok önemsizdir.
(*) Hisseleri borsada kote olan bağlı ortaklık bulunmamaktadır. Rayiç değer olarak bağlı ortaklıkların maliyet bedellerinden, varsa ayrılan değer düşüş karşılığı indirildikten sonra hesaplanan ve mali tablolarda yansıtılan değerleri gösterilmiştir.

4. Bağlı ortaklıklara ilişkin hareket tablosu:

	Cari Dönem 31 Aralık 2003	Önceki Dönem 31 Aralık 2002
Dönem Başı Değeri	140.909	98.643
Dönem İçi Hareketler		
Alışlar (**)	47.954	9.882
Bedelsiz Edinilen Hisse Senetleri	5.058	39.725
Cari Yıl Payından Alınan Kar	-	-
Satışlar/ Tasfiye olanlar (*)	(6.248)	(3.170)
Yeniden Değerleme Artışı	-	-
Değer Azalma Karşılıkları	-	(5.641)
YP iştiraklerin kur değerlemesinden kaynaklanan artış / (azalış)	(225)	1.470
Dönem Sonu Değeri	187.448	140.909
Sermaye Taahhütleri	-	8.400
Dönem Sonu Sermaye Katılma Payı (%)	-	-

(*) 2003 yılında tasfiye edilen Ak Ödeme Sistemleri A.Ş. ve Aknet Bilgi İşlem San. ve Tic. A.Ş.'ye ilişkin tutarlardır.
(**) 31 Aralık 2003 tarihi itibariyle "Alışlar" olarak gösterilen tutarın tamamı ilave sermaye katılımlarını ifade etmektedir.

Başaran Nas
Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi
a member of
PRICEWATERHOUSECOOPERS
Tarafından Görüldü 24
İstanbul, Tarih 2/04

(Yetkili İmza / Kaşe)

AKBANK T.A.Ş.
GENEL MÜDÜRLÜĞÜ

5. Bağlı ortaklıklara yapılan yatırımların değerlemesi:

	Cari Dönem 31 Aralık 2003	Önceki Dönem 31 Aralık 2002
Maliyet Değeri İle Değerleme (*)	187.448	140.909
Rayiç Değer İle Değerleme	-	-
Özsermaye Yöntemi İle Değerleme (**)	-	-

(*) Maliyet bedelinden, varsa ayrılan değer düşüş karşılığı indirildikten sonra hesaplanan ve mali tablolarda yansıtılan değeri ifade etmektedir.
(**) Özsermaye yöntemi uygulanmamıştır.

6. Mali bağlı ortaklıklara ilişkin sektör bilgileri ve bunlara ilişkin kayıtlı tutarlar:

Bağlı Ortaklıklar	Cari Dönem 31 Aralık 2003	Önceki Dönem 31 Aralık 2002
Bankalar	89.233	49.223
Sigorta Şirketleri	23.559	15.838
Faktoring Şirketleri	-	-
Leasing Şirketleri	-	-
Finansman Şirketleri	-	-
Diğer Mali Bağlı Ortaklıklar	74.656	74.589

7. Borsaya kote edilen bağlı ortaklıklar: Bulunmamaktadır.

8. Cari dönem içinde elden çıkarılan bağlı ortaklıklar: Bulunmamaktadır.

9. Cari dönem içinde satın alınan bağlı ortaklıklar: Bulunmamaktadır.

k. Diğer yatırımlara ilişkin açıklamalar:

Banka'nın birlikte kontrol edilen ortaklıkları ve diğer yatırımları bulunmamaktadır.

l. Finansal kiralama alacaklarına ilişkin bilgiler (Net): Bulunmamaktadır.

m. Muhtelif alacaklar kaleminde yer alan aktiflerin vadeli satışından doğan alacaklara ilişkin bilgiler: Bulunmamaktadır.

n. Faiz ve gelir tahakkuk ve reeskontlarına ilişkin açıklamalar:

1. Krediler faiz ve gelir tahakkuk ve reeskontlarına ilişkin bilgiler :

	Cari Dönem 31 Aralık 2003		Önceki Dönem 31 Aralık 2002	
Kredi Faiz Gelir Tahakkuk Reeskontları	TL	YP	TL	YP
Faiz Tahakkukları	11.731	119	10.521	19
Faiz Reeskontları	118.074	41.478	24.151	65.683
Kredi Komisyon ve Diğer Gelirler Tahakkukları	-	-	-	-
Kredi Komisyon ve Diğer Gelirler Reeskontları	196	40	88	11

(Yetkili İmza / Kaşe)

2. Diğer faiz ve gelir reeskontlarına ilişkin bilgiler:

Diğer Faiz ve Gelir Reeskontları	Cari Dönem 31 Aralık 2003 TL	Cari Dönem 31 Aralık 2003 YP	Önceki Dönem 31 Aralık 2002 TL	Önceki Dönem 31 Aralık 2002 YP
Alım Satım Amaçlı Menkul Değerlerin	771.524	202.998	446.568	96.812
Satılmaya Hazır Menkul Değerlerin	841.722	50.467	648.800	60.812
Vadeye Kadar Elde Tutulacak Menkul Değerlerin	313.243	-	497.910	-
Ters Repo İşlemleri Faiz Reeskontları	-	-	-	-
Zorunlu Karşılıklar Faiz Reeskontları	15.244	1.942	18.330	-
Türev Finansal Araçlar Reeskontları	518	190.725	515	89.708
Faiz ve Gelir Reeskontları	-	5.905	-	5.392
Kur Gelir Reeskontları	518	184.820	515	84.316
Finansal Kiralama Gelir Reeskontları	-	-	-	-
Diğer	32	2.137	8.718	39.566

o. Maddi duran varlıklara ilişkin bilgiler: (Net)

	Gayrimenkul	Finansal Kiralama İle Edinilen MDV	Araçlar	Diğer MDV	Toplam
Önceki Dönem Sonu: 31 Aralık 2002					
Maliyet	445.622	32.968	-	578.475	1.057.065
Birikmiş Amortisman(-)	100.093	1.829	-	417.649	519.571
Net Defter Değeri	345.529	31.139	-	160.826	537.494
Cari Dönem Sonu: 31 Aralık 2003					
Dönem Başı Net Defter Değeri	345.529	31.139	-	160.826	537.494
İktisap Edilenler	50.813	630	-	71.424	122.867
Elden Çıkarılanlar(-), net	958	-	-	2.148	3.106
Değer Düşüşü	(6.013)	-	-	-	(6.013)
Amortisman Bedeli (-)	9.331	1.414	-	60.211	70.956
Yurtdışı İştiraklerden Kaynaklanan Net Kur Farkları	-	-	-	-	-
Kapanış Net Defter Değeri	380.040	30.355	-	169.891	580.286

Banka cari dönemde yapılmış olan ekspertiz değerlerine göre 6.013 TL tutarında gayrimenkul değer düşüklüğünü 31 Aralık 2003 tarihli mali tablolara yansıtmıştır. Yukarıdaki tabloda belirtilen net defter değerlerini değiştirmemekle birlikte, tamamen amortismana tabi tutulmuş enflasyona göre düzeltilmiş bedelleriyle 248.469 TL tutarındaki maddi duran varlıklar 31 Aralık 2003 tarihi itibariyle aynı tutardaki birikmiş amortismanlarıyla netleştirilmiştir.

p. Maddi olmayan duran varlıklara ilişkin bilgiler :

Banka'nın maddi olmayan duran varlıkları bilgisayar yazılımlarından oluşmaktadır.

1. Faydalı ömür veya kullanılan amortisman oranları: 5 yıldır.

2. Kullanılan amortisman yöntemleri: Doğrusal amortisman yöntemidir.

3. Dönem başı ve dönem sonundaki brüt defter değeri ile birikmiş amortisman tutarları:

	Brüt Defter Değeri	Birikmiş Amortismanı	Net Değeri
Dönem Başı	27.409	13.418	13.991
Dönem Sonu	35.788	16.551	19.237

(Yetkili İmza / Kaşe)

4. Dönem başı ve dönem sonu arasındaki hareket tablosu:

	Cari Dönem
Dönem Başı	13.991
Bünyede Dahili Olarak Oluşturulan Tutarlar	-
Birleşme, Devir ve Cari Yılda Satınalmalardan Kaynaklanan İlaveler	8.379
Kullanım Dışı Bırakılanlar ve Satışlar (-)	-
Değer Artışı veya Düşüşü Nedeniyle Değerleme Fonuna Kaydedilen Tutarlar	-
Gelir Tablosuna Kaydedilmiş Olan Değer Azalışları	-
Gelir Tablosundan İptal Edilen Değer Azalışları	-
Amortisman Gideri (-)	3.133
Yurtdışı İştiraklerden Kaynaklanan Net Kur Farkları	-
Defter Değerinde Meydana Gelen Diğer Değişiklikler	-
Dönem Sonu	19.237

5. Mali tabloların bütünü açısından önem arz eden bir maddi olmayan duran varlık bulunmamaktadır.

6. Devlet teşvikleri kapsamında edinilen maddi olmayan duran varlık bulunmamaktadır.

7. Kullanımında herhangi bir kısıtlama bulunan veya rehnedilen maddi olmayan duran varlık bulunmamaktadır.

8. Maddi olmayan duran varlık edinimi için verilmiş olan taahhüt yoktur.

9. Yeniden değerleme yapılan maddi olmayan duran varlık yoktur.

10. Dönem içinde gider kaydedilen araştırma geliştirme giderleri yoktur.

r. Diğer aktiflere ilişkin bilgiler:

1. Peşin ödenen giderlerin toplam tutarı 15.760 TL (31 Aralık 2002: 6.085 TL); peşin ödenen verginin toplamı 46 TL'dir (31 Aralık 2002: 33 TL).

2. Bilançonun diğer aktifler kalemi 32.328 TL (31 Aralık 2002: 24.099 TL) tutarında olup, bilanço dışı taahhütler hariç bilanço toplamının % 10'unu aşmamaktadır.

II. PASİF KALEMLERE İLİŞKİN AÇIKLAMA VE DİPNOTLAR

a. Mevduata ilişkin bilgiler

1. Mevduatın vade yapısına ilişkin bilgiler:

1(i). Cari dönem – 31 Aralık 2003:

	Vadesiz	7 Gün İhbarlı	1 Aya Kadar	1-3 Ay	3-6 Ay	6 Ay-1 Yıl	1 Yıl ve Üstü
Tasarruf Mevduatı	427.678	-	1.308.211	1.674.428	492.253	426.354	99.730
Döviz Tevdiat Hesabı	1.849.861	-	1.529.894	4.772.877	1.982.584	1.033.224	725.860
Yurtiçinde Yerleşik Kişiler	1.820.053	-	1.415.625	4.679.250	1.735.944	566.333	225.295
Yurtdışında Yerleşik Kişiler	29.808	-	114.269	93.627	246.640	466.891	500.565
Resmi Kuruluşlar Mevduatı	13.465	-	12	-	9	-	-
Ticari Kuruluşlar Mevduatı	774.036	-	186.823	134.403	12.459	7.912	95.354
Diğer Kuruluşlar Mevduatı	106.827	-	7.631	35.021	2.704	64.812	690
Kıymetli Maden Depo Hesabı	-	-	-	-	-	-	-
Bankalararası Mevduat	96.243	-	404.253	493.495	270.013	72.677	1.409
TC Merkez Bankası	-	-	-	-	-	-	-
Yurtiçi Bankalar	663	-	196.588	-	2.000	2.000	-
Yurtdışı Bankalar	38.166	-	207.665	493.495	268.013	70.677	1.409
Özel Finans Kurumları	57.414	-	-	-	-	-	-
Diğer	-	-	-	-	-	-	-
Toplam	3.268.110	-	3.436.824	7.110.224	2.760.022	1.604.979	923.043

1(ii). Önceki dönem – 31 Aralık 2002:

	Vadesiz	7 Gün İhbarlı	1 Aya Kadar	1-3 Ay	3-6 Ay	6 Ay-1 Yıl	1 Yıl ve Üstü
Tasarruf Mevduatı	305.971	-	1.073.468	1.503.932	436.070	103.234	26.604
Döviz Tevdiat Hesabı	2.005.066	-	2.492.335	5.435.274	2.030.050	776.939	639.352
Yurtiçinde Yerleşik Kişiler	1.972.140	-	2.483.733	5.180.749	1.843.640	613.627	202.804
Yurtdışında Yerleşik Kişiler	32.926	-	8.602	254.525	186.410	163.312	436.548
Resmi Kuruluşlar Mevduatı	7.357	-	51	-	11	1	-
Ticari Kuruluşlar Mevduatı	595.114	-	275.724	144.491	37.573	211.460	45.273
Diğer Kuruluşlar Mevduatı	73.459	-	29.473	79.944	12.323	34.267	85
Kıymetli Maden Depo Hesabı	-	-	-	-	-	-	-
Bankalararası Mevduat	64.253	-	7.543	254.049	163.667	44.266	999
TC Merkez Bankası	-	-	-	-	-	-	-
Yurtiçi Bankalar	679	-	-	-	-	2.279	-
Yurtdışı Bankalar	3.627	-	7.543	254.049	163.667	41.987	999
Özel Finans Kurumları	59.947	-	-	-	-	-	-
Diğer	-	-	-	-	-	-	-
Toplam	3.051.220	-	3.878.594	7.417.690	2.679.694	1.170.167	712.313

Başaran Nas
Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi
a member of
PRICEWATERHOUSECOOPERS
Tarafından Görüldü
İstanbul, Tarih 02/04

(Yetkili İmza / Kaşe)

2. Mevduat sigortasına ilişkin bilgiler:

2(i). Mevduat sigortası kapsamında bulunan ve mevduat sigortası limitini aşan tasarruf mevduatına ilişkin bilgiler:

Tasarruf Mevduatı	Mevduat Sigortası Kapsamında Bulunan		Mevduat Sigortası Limitini Aşan	
	Cari Dönem 31 Aralık 2003	Önceki Dönem 31 Aralık 2002	Cari Dönem 31 Aralık 2003	Önceki Dönem 31 Aralık 2002
Tasarruf Mevduatı	4.428.654	1.899.032	-	1.550.247
Tasarruf Mevduatı Niteliğini Haiz DTH	9.197.931	5.444.857	-	5.376.372
Tasarruf Mevduatı Niteliğini Haiz Diğ.H.	-	-	-	-
Yurtdışı Şubelerde Bulunan Yabancı Mercilerin Sigortasına Tabi Hesaplar	964.357	601.497	-	-
Kıyı Bankacılığı Bölgelerindeki Şubelerde Bulunan Yabancı Mercilerin Sigortasına Tabi Hesaplar	-	-	-	-

BDDK tarafından 3 Temmuz 2003 tarihli ve 25157 (mükerrer) sayılı Resmi Gazete'de yayımlanan 1083 numaralı karar ile 5 Temmuz 2004 tarihine kadar bankalardaki tasarruf mevduatının tamamı Tasarruf Mevduatı Sigorta Fonu kapsamına alınmıştır. 5 Temmuz 2004 tarihinden sonra ise bankalardaki tasarruf mevduatlarının 50 milyar TL'ye kadar olan bölümü sigorta kapsamında olacaktır.

2(ii). Mevduat sigortası kapsamında bulunmayan tasarruf mevduatı:

	Cari Dönem 31 Aralık 2003	Önceki Dönem 31 Aralık 2002
Yurtdışı Şubelerde Bulunan Tasarruf Mevduatı	-	-
Kıyı Bankacılığı Bölgelerindeki Şubelerde Bulunan Tasarruf Mevduatı	-	-

Yurtdışı şubelerdeki tasarruf mevduatı mevzuat gereği "Tasarruf mevduatı sigorta fonu" kapsamında olmayıp; yurtdışındaki yasal mevzuata uygun olarak sigorta korumasına tabidir. Yukarıdaki tabloda görüldüğü üzere Banka'nın yurtdışı şubelerinde sigorta kapsamında olmayan tasarruf mevduatı bulunmamaktadır.

b. Repo işlemlerinden sağlanan fonlara ilişkin bilgiler:

	Cari Dönem 31 Aralık 2003		Önceki Dönem 31 Aralık 2002	
	TP	YP	TP	YP
Yurtiçi İşlemlerden	601.195	-	533.521	-
Mali Kurum ve Kuruluşlar	125.000	-	-	-
Diğer Kurum ve Kuruluşlar	283.975	-	278.169	-
Gerçek Kişiler	192.220	-	255.352	-
Yurtdışı İşlemlerden	1.700	-	1.490	-
Mali Kurum ve Kuruluşlar	1.685	-	1.438	-
Diğer Kurum ve Kuruluşlar	-	-	-	-
Gerçek Kişiler	15	-	52	-

Başaran Nas
Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi
a member of
PRICEWATERHOUSECOOPERS
Tarafından Görüldü
İstanbul, Tarih

(Yetkili İmza / Kaşe)

c. Alınan kredilere ilişkin bilgiler:

	Cari Dönem 31 Aralık 2003		Önceki Dönem 31 Aralık 2002	
	TP	YP	TP	YP
Kısa Vadeli	33.314	2.083.396	15.768	1.944.948
Orta ve Uzun Vadeli	-	1.531.161	-	1.707.434

Banka'nın fon kaynaklarını oluşturan yükümlülükleri mevduat ve alınan kredilerdir. Mevduat Banka'nın en önemli fon kaynağıdır ve geniş bir tabana yayılmış istikrarlı yapısıyla herhangi bir risk yoğunlaşması arzetmemektedir. Alınan krediler sendikasyon, seküritizasyon, money market, post-finansman gibi farklı özellikleri ve vade-faiz yapıları olan, değişik finansal kuruluşlardan sağlanan fonlardan oluşmaktadır. Banka'nın fon kaynaklarında risk yoğunlaşması bulunmamaktadır.

d. İhraç edilen menkul değerlere ilişkin açıklamalar : Bulunmamaktadır.

e. Fonlara ilişkin açıklamalar: Bulunmamaktadır.

f. Muhtelif borçlara ilişkin açıklamalar:

	Cari Dönem 31 Aralık 2003	Önceki Dönem 31 Aralık 2002
Alınan Nakdi Teminatların Tutarı	1.207	1.103

Alınan nakdi teminatlar kredilendirme işlemleri ile ilgilidir.

g. Diğer yabancı kaynaklar: Bilançonun diğer yabancı kaynaklar kalemi 39.815 TL (31 Aralık 2002: 61.071 TL) olup, bilanço toplamının %10'unu aşmamaktadır.

h. Ödenecek vergi, resim, harç ve primlere ilişkin açıklamalar:

1. Vergilere ilişkin bilgiler:

	Cari Dönem 31 Aralık 2003	Önceki Dönem 31 Aralık 2002
Ödenecek Kurumlar Vergisi (*)	.262.087	334.805
Menkul Sermaye İradı Vergisi	33.913	33.235
Gayrimenkul Sermaye İradı Vergisi	171	90
BSMV	9.672	7.270
Kambiyo Muameleleri Vergisi	1.222	768
Ödenecek Katma Değer Vergisi	376	640
Diğer	7.280	6.945

(*) Banka'nın 31 Aralık 2003 tarihi itibariyle ayırdığı "Ödenecek kurumlar vergisi" bilançoda "Karşılıklar" kalemi altında gösterilmektedir. Yukarıdaki tabloda yer alan diğer kalemler ise bilançoda "Ödenecek vergi, resim, harç ve primler" hesabında gösterilmektedir.

Başaran Nas
Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi
a member of
PRICEWATERHOUSECOOPERS
Tarafından Görüldü
İstanbul, Tarih

(Yetkili İmza / Kaşe)

2. Primlere ilişkin bilgiler:

	Cari Dönem 31 Aralık 2003	Önceki Dönem 31 Aralık 2002
Sosyal Sigorta Primleri-Personel	1	-
Sosyal Sigorta Primleri-İşveren	1	1
Banka Sosyal Yardım Sandığı Primleri-Personel	3	5
Banka Sosyal Yardım Sandığı Primleri-İşveren	4	7
Emekli Sandığı Aidatı ve Karşılıkları-Personel	-	-
Emekli Sandığı Aidatı ve Karşılıkları-İşveren	-	-
İşsizlik Sigortası-Personel	156	119
İşsizlik Sigortası–İşveren	312	237
Diğer	-	-

i. Faktoring borçlarına ilişkin açıklamalar : Bulunmamaktadır.

j. Finansal kiralama sözleşmelerine ilişkin bilgiler :

1. Finansal kiralama sözleşmelerinde kira taksitleri kiralanan mal bedeli, piyasa faiz oranları ve finansmanın vadesine göre belirlenmektedir. Finansal kiralama sözleşmeleriyle ilgili Banka'ya önemli yükümlülükler getiren hükümler bulunmamaktadır.

2. Finansal kiralama sözleşmeleri ile ilgili olarak dönem içerisinde herhangi bir değişiklik olmamıştır.

3. Finansal kiralama işlemlerinden doğan yükümlülüklere ilişkin açıklamalar:

	Cari Dönem 31 Aralık 2003		Önceki Dönem 31 Aralık 2002	
	Brüt	Net	Brüt	Net
1 Yıldan Az	5.724	4.834	7.982	5.551
1-4 Yıl Arası	6.268	5.775	15.216	14.171
4 Yıldan Fazla	-	-	-	-
Toplam	11.992	10.609	23.198	19.722

4. Banka'nın faaliyet kiralaması işlemleri önemlilik arzetmemektedir.

5. Satış ve geri kiralama işlemleri bulunmamaktadır.

k. Faiz ve gider reeskontlarına ilişkin bilgiler:

	Cari Dönem 31 Aralık 2003		Önceki Dönem 31 Aralık 2002	
	TL	YP	TL	YP
Mevduat Faiz Reeskontları	100.050	41.363	116.425	51.499
Kullanılan Kredi Faiz Reeskontları	2.082	18.824	1.780	17.418
Tahviller Faiz Reeskontları	-	-	-	-
Repo İşlemleri Faiz Reeskontları	519	-	900	-
Türev Finansal Araçlar Reeskontları	3.663	445	137	156
Faiz ve Gider Reeskontları	-	445	-	156
Kur Gider Reeskontları	3.663	-	137	-
Diğer Faiz ve Gider Reeskontları	68.062	153.820	68.978	207.694

Başaran Nas
Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi
a member of
PRICEWATERHOUSECOOPERS
Tarafından Görüldü
İstanbul, Tarih

(Yetkili İmza / Kaşe)

I. Karşılıklara ve sermaye benzeri kredilere ilişkin açıklamalar:

1. Genel karşılıklara ilişkin bilgiler:

	Cari Dönem 31 Aralık 2003	Önceki Dönem 31 Aralık 2002
Genel Karşılıklar	52.049	34.790
I. Grup Kredi ve Alacaklar İçin Ayrılanlar	35.274	22.946
II. Grup Kredi ve Alacaklar İçin Ayrılanlar	256	453
Gayrinakdi Krediler İçin Ayrılanlar	9.376	2.029
Diğer	7.143	9.362

2. Kıdem ve ihbar tazminatlarına ilişkin yükümlülükler:

	5 Önceki Dönem	4 Önceki Dönem	3 Önceki Dönem	2 Önceki Dönem	Önceki Dönem	Cari Dönem
Fiili Kıdem ve İhbar Tazminatı Ödemesi	1.938	3.319	5.433	6.673	8.819	13.975
Kıdem ve İhbar Tazminatı Yükümlülüğü	21.882	33.814	46.692	59.356	82.658	109.125
Fiili Ödeme Oranı	%8.86	%9.82	%11.64	%11.24	%10.67	%12.81
Kıdem ve İhbar Tazminatı Karşılığı Oranı	-	-	-	-	-	%10.45
Muhtemel Kıdem ve İhbar Tazminatı Yükümlülüğü Karşılığı	-	-	-	-	-	11.398

3. Emeklilik haklarından doğan yükümlülükler:

3(i). SSK'na istinaden kurulan sandıklar için yükümlülükler:

Üçüncü Bölüm'de yer alan XVI no'lu dipnotta da açıklandığı üzere Banka'nın çalışanlarının üye olduğu Tekaüt Sandığı ile ilgili karşılık ayırması gereken "teknik" veya "fiili" açık bulunmamaktadır.

3(ii). Banka çalışanları için emeklilik sonrası hak sağlayan her çeşit vakıf, sandık gibi örgütlenmeler için yükümlülükler:

Banka'nın Tekaüt Sandığı haricinde vakıf, sandık gibi başka örgütlenmeleri bulunmamaktadır. Tekaüt Sandığı ile ilgili açıklamalar yukarıda ve ilgili diğer dipnotlarda yapılmıştır.

4. Karşılıkların niteliği, beklenen ödemenin zamanlaması ve miktarı :

Banka gerçekleşme olasılığı yüksek olan şarta bağlı yükümlülükler için 8.271 TL tutarında karşılık ayırmıştır.

5. Muhtemel riskler için ayrılan serbest karşılıklara ilişkin bilgiler:

Banka, 2003 yılının özellikle son üç aylık döneminde tüketici kredilerindeki yüksek artışı dikkate alarak bu kredilerle ilgili meydana gelebilecek muhtemel riskler için yapmış olduğu istatistiki analizleri dikkate almak suretiyle 63.808 TL tutarında serbest karşılığı 31 Aralık 2003 tarihli mali tablolarına yansıtmıştır.

Ayrıca, Banka, Hazine Müsteşarlığı'nca 2001 yılı içinde iç borç takası ihalesi kapsamında ihraç edilen 3 ve 5 yıl vadeli dövize endeksli menkul kıymetlerini 31 Aralık 2001 tarihi

(Yetkili İmza / Kaşe)

itibariyle, 4389 sayılı Bankalar Kanunu'nun Geçici 4üncü Maddesi Uyarınca Yapılacak Özel Bağımsız Denetimin Esas ve Usulleri Hakkında Yönetmelik gereğince Hazine Müsteşarlığı tarafından yurtdışı piyasalarda ihraç edilen belirli tahvillerin Eurobond piyasasında oluşan getirilerini dikkate alarak değerlendirmiştir. Banka, 1 Ocak 2002 tarihinden itibaren söz konusu menkul kıymetleri ilgili mevzuat gereğince "Etkin faiz (iç verim) oranı yöntemi" kullanarak iskonto edilmiş değerleri üzerinden muhasebeleştirmiştir. Banka, 31 Aralık 2003 tarihi itibariyle ilgili menkul kıymetleri, Banka tarafından edinildiği tarihten itibaren "Etkin faiz (iç verim) oranı yöntemi"ne göre hesaplamış ve Muhasebe Uygulama Yönetmeliği'nde yer alan ihtiyatlılık ilkesi çerçevesinde iki yöntem arasında oluşan 80.943 TL tutarındaki farkı pasiflerde "Diğer Karşılıklar"; gelir tablosunda ise "Diğer Faaliyet Giderleri" hesabında muhasebeleştirmiştir.

6. Banka'nın kullandığı sermaye benzeri kredilerin sayısı, vadesi, faiz oranı, kredinin temin edildiği kuruluş ve varsa, hisse senedine dönüştürme opsiyonuna ilişkin detaylı açıklamalar :

   Banka Frankfurt şubesi aracılığıyla 2,6 milyon Euro tutarında bir sermaye benzeri kredi kullanmıştır. Kredinin vadesi 13 Mart 2006, faiz oranı ise % 7'dir. Kredi Kirchliche Pensionskasse Versicherungsverein A.G.'den temin edilmiştir; ve hisse senedine dönüştürme opsiyonu yoktur.

7. Sermaye benzeri kredilere ilişkin bilgiler:

	Cari Dönem 31 Aralık 2003		Önceki Dönem 31 Aralık 2002	
	TP	YP	TP	YP
Yurtiçi Bankalardan	-	-	-	-
Yurtiçi Diğer Kuruluşlardan	-	-	-	-
Yurtdışı Bankalardan	-	-	-	-
Yurtdışı Diğer Kuruluşlardan	-	4.562	-	5.034

m. Özkaynaklara ilişkin bilgiler:

1. Ödenmiş sermayenin gösterimi (Nominal olarak; enflasyona göre düzeltilmemiş tutarlar):

	Cari Dönem 31 Aralık 2003	Önceki Dönem 31 Aralık 2002
Hisse Senedi Karşılığı	1.200.000	816.000
İmtiyazlı Hisse Senedi Karşılığı	-	-

2. Ödenmiş sermaye tutarı, bankada kayıtlı sermaye sisteminin uygulanıp uygulanmadığı hususunun açıklanması ve bu sistem uygulanıyor ise kayıtlı sermaye tavanı (Nominal olarak; enflasyona göre düzeltilmemiş tutarlar):

Sermaye Sistemi	Ödenmiş Sermaye	Tavan
Kayıtlı Sermaye	1.200.000	2.500.000

3. Cari dönem içinde yapılan sermaye artırımları ve kaynakları ile arttırılan sermaye payına ilişkin diğer bilgiler (Nominal olarak; enflasyona göre düzeltilmemiş tutarlar):

Artırım Tarihi	Artırım Tutarı	Nakit	Yedekler	YDDAF
10 Haziran 2003	384.000	-	384.000	-

(Yetkili İmza / Kaşe)

4. Cari dönem içinde yeniden değerleme fonlarından sermayeye ilave edilen kısma ilişkin bilgiler: Bulunmamaktadır.

5. Son mali yılın ve onu takip eden ara dönemin sonuna kadar olan sermaye taahhütleri, bu taahhütlerin genel amacı ve bu taahhütler için gerekli tahmini kaynaklar:

   Sermaye taahhütü bulunmamaktadır.

6. Banka'nın gelirleri, kârlılığı ve likiditesine ilişkin geçmiş dönem göstergeleri ile bu göstergelerdeki belirsizlikler dikkate alınarak yapılacak öngörülerin, Banka'nın özkaynakları üzerindeki tahmini etkileri :

   Banka faaliyetlerini yüksek karlılıkla sürdürmekte ve dönem karlarının büyük bölümünü sermaye artırımı veya yedeklere aktarım şeklinde özkaynaklar içinde muhafaza etmektedir. Öte yandan Banka'nın özkaynaklarının çok küçük bir bölümü sabit kıymet ve iştirakler gibi sabit yatırımlara yönlendirilmiş olup Banka'nın serbest özsermayesi oldukça yüksektir ve; likit ve getirili aktiflerde değerlendirilmektedir. Tüm bu hususlar dikkate alındığında Banka'nın özkaynakları sürekli güçlenmektedir.

7. Sermayeyi temsil eden hisse senetlerine tanınan imtiyazlara ilişkin özet bilgiler : Bulunmamaktadır.

n. Hisse senedi ihraç primleri, hisseler ve sermaye araçları:

	Cari Dönem 31 Aralık 2003	Önceki Dönem 31 Aralık 2002
Hisse Senedi Sayısı (Bin)	1.200.000.000	816.000.000
İmtiyazlı Hisse Senedi	-	-
Hisse Senedi İhraç Primi	-	-
Hisse Senedi İptal Kârı	-	-
Diğer Sermaye Araçları	-	-
Toplam Hisse Senedi İhracı	1.200.000.000	816.000.000

o. Menkul değerler değer artış fonuna ilişkin açıklamalar :

1(i). Menkul değerler değer artış fonuna ilişkin bilgiler :

	Cari Dönem 31 Aralık 2003		Önceki Dönem 31 Aralık 2002	
	T.P.	Y.P	T.P.	Y.P
İştirakler ve Bağlı Ortaklıklardan	1.617	-	(5.555)	-
Satılmaya Hazır Menkul Değerlerden	137.707	5.507	26.623	-
Yapısal Pozisyona Konu Edilen Menkul Değerlerden	-	-	-	-

1(ii). Menkul değerler değer artış fonunun yabancı para menkul değerlere ait olan bölümüne ilişkin bilgi: Menkul değerler değer artış fonunun yabancı para menkul değerlere ait olan bölümü, mali tablolarda "Satılmaya Hazır Menkul Değerler" hesabında sınıflanmış Eurobond'ların rayiç değerleri ile "Etkin faiz (içverim) oranı yöntemi"ne göre hesaplanan iskonto edilmiş değerleri arasındaki farktır.

(Yetkili İmza / Kaşe)

2. Yabancı para iştirakler, bağlı ortaklıklar, satılmaya hazır menkul değer niteliğindeki hisse senetlerine ilişkin kur artışlarının mali tablolardaki gösterim şekline ilişkin bilgiler :
Yabancı para iştirakler, bağlı ortaklıklar ve satılmaya hazır menkul değer niteliğindeki hisse senetleri, enflasyon muhasebesi çerçevesinde, yabancı para cinsinden elde etme bedellerinin bilanço tarihindeki döviz kurları ile değerlenmesi ile gösterilmektedir. Oluşan kur farkları "kambiyo karı/zararı" hesabında muhasebeleştirilmektedir ve gelir tablosunda yansıtılmaktadır.

3. "Döviz Kurlarındaki Değişmelerin Etkilerinin Muhasebeleştirilmesi" esaslarının ilk kez uygulandığı zaman, ilgili tutarın saptanamadığı durumlar hariç olmak üzere, geçmiş dönemlerden gelen ve özkaynaklara dahil edilmiş birikmiş kur farkı tutarı : Bulunmamaktadır.

p. Yeniden değerleme fonuna ilişkin bilgiler:

Enflasyon muhasebesi uygulaması gereğince Vergi Usul Kanunu uyarınca yapılan yeniden değerlemeler iptal edilmektedir. Mali tablolarda yeniden değerlemelere ilişkin bakiye bulunmamaktadır.

r. Yeniden değerleme değer artışına ilişkin bilgiler : Bulunmamaktadır.

s. Yasal yedeklere ilişkin bilgiler:

	Cari Dönem 31 Aralık 2003	Önceki Dönem 31 Aralık 2002
I. Tertip Kanuni Yedek Akçe	34.744	-
II. Tertip Kanuni Yedek Akçe	6.907	-
Özel Kanunlar Gereği Ayrılan Yedek Akçeler	-	-

t. Olağanüstü yedekler ve diğer özkaynak kalemlerine ilişkin bilgiler:

	Cari Dönem 31 Aralık 2003	Önceki Dönem 31 Aralık 2002
Olağanüstü Yedekler	246.902	-
Dağıtılmamış Kârlar	-	-
Geçmiş Yıllar Kar ve (Zararları)	-	-
Yabancı Para Sermaye Kur Farkı	-	-
Ödenmiş Sermayenin Enflasyona Göre Düzeltilmesinden Kaynaklanan Sermaye Yedekleri	2.084.778	2.083.834

u. Sermayede ve/veya oy hakkında %10 ve bunun üzerinde paya sahip kişi ve kuruluşlara ilişkin açıklamalar:

Ad Soyad/Ticari Ünvanı	Pay Tutarları (Nominal)	Pay Oranları	Ödenmiş Paylar (Nominal)	Ödenmemiş Paylar
Hacı Ömer Sabancı Holding A.Ş.	394.413	%32.87	394.413	-

Başaran Nas
Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi
a member of
PRICEWATERHOUSECOOPERS
Tarafından Görüldü
İstanbul, Tarih 02/04

(Yetkili İmza / Kaşe)

AKBANK T.A.Ş.
GENEL MÜDÜRLÜĞÜ

v. Kar dağıtımı: (Tutarlar TL'nin 31 Aralık 2002 tarihindeki satın alma gücüyle ifade edilmiştir.)

Banka'nın 2002 yılı faaliyet sonuçlarına yönelik Olağan Genel Kurul Toplantısı 26 Mart 2003'te yapılmıştır. Olağan Genel Kurul Toplantısı'nda 2002 yılı faaliyetlerinden sağlanan 685.448 TL tutarındaki net karın 101.840 TL'sinin Banka ortaklarına, kurucu ve intifa paylarına nakit temettü olarak dağıtılmasına, 384.000 TL'sinin ortaklara bedelsiz hisse senedi ihracı yoluyla ödenmiş sermayeye eklenmesine, kalan 199.608 TL'nin yasal ve olağanüstü yedekler olarak ayrılmasına karar verilmiştir.

Mali tabloların hazırlandığı tarih itibariyle bedelsiz hisse senedi ihracı yoluyla sermaye artışı gerçekleştirilmiştir ve nakit temettünün tamamına yakını ödenmiştir.

Başaran Nas
Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi
a member of
PRICEWATERHOUSECOOPERS
Tarafından Görüldü
İstanbul, Tarih

(Yetkili İmza / Kaşe)

III. GELİR TABLOSUNA İLİŞKİN AÇIKLAMA VE DİPNOTLAR

a. Faiz gelirlerine ilişkin bilgiler :

1. İştirak ve bağlı ortaklıklardan alınan faiz gelirlerine ilişkin bilgiler :

	Cari Dönem 31 Aralık 2003	Önceki Dönem 31 Aralık 2002
İştirak ve Bağlı Ortaklıklardan Alınan Faizler	1.082	3.204

2. Finansal kiralama gelirlerine ilişkin bilgiler : Bulunmamaktadır.

3. Ters repo işlemlerinden alınan faizler:

	Cari Dönem 31 Aralık 2003		Önceki Dönem 31 Aralık 2002	
	TP	YP	TP	YP
Ters Repo İşlemlerinden Alınan Faizler	2.334	-	87	-

4. Faktoring alacaklarından alınan faizlere ilişkin bilgi: Bulunmamaktadır.

b. Faiz giderlerine ilişkin bilgiler :

1. İştirakler ve bağlı ortaklıklara verilen faiz giderlerine ilişkin bilgiler :

	Cari Dönem 31 Aralık 2003	Önceki Dönem 31 Aralık 2002
İştirak ve Bağlı Ortaklıklara Verilen Faizler	2.184	1.890

2. Finansal kiralama giderlerine ilişkin bilgiler :

	Cari Dönem 31 Aralık 2003	Önceki Dönem 31 Aralık 2002
Finansal Kiralama Giderleri	865	1.380

3. Mevduata ödenen faizin vade yapısına göre gösterimi :

Hesap Adı	Vadesiz Mevduat	Vadeli Mevduat					Toplam
		1 Aya Kadar	3 Aya Kadar	6 Aya Kadar	1 Yıla Kadar	1 Yıldan Uzun	
Türk Parası							
Bankalar Mevduatı	100	10.521	11.471	6.300	1.713	33	30.138
Tasarruf Mevduatı	4.006	381.475	482.829	280.275	38.814	19.401	1.206.800
Resmi Mevduat	118	1	-	-	-	-	119
Ticari Mevduat	2.751	24.780	17.827	1.653	1.050	12.648	60.709
Diğer Mevduat	1.480	30.513	56.239	23.719	-	19.419	131.370
7 Gün İhbarlı Mevduat	-	-	-	-	-	-	-
Toplam	8.455	447.290	568.366	311.947	41.577	51.501	1.429.136
Yabancı Para							
DTH	288	40.843	140.182	54.112	35.414	20.609	291.448
7 Gün İhbarlı Mevduat	-	-	-	-	-	-	-
Kıymetli Maden	-	-	-	-	-	-	-
Toplam	288	40.843	140.182	54.112	35.414	20.609	291.448
Genel Toplam	8.743	488.133	708.548	366.059	76.991	72.110	1.720.584

Başaran Nas
Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi
a member of
PRICEWATERHOUSECOOPERS
Tarafından Görüldü
İstanbul, Tarih

(Yetkili İmza / Kaşe)

GENEL MÜDÜRLÜĞÜ

4. Repo işlemlerine verilen faiz tutarı:

	Cari Dönem 31 Aralık 2003		Önceki Dönem 31 Aralık 2002	
	TP	YP	TP	YP
Repo İşlemlerine Verilen Faizler	178.256	-	282.641	-

5. Faktoring işlemlerinden borçlara verilen faizlere ilişkin bilgi: Bulunmamaktadır.

c. Yatırım amaçlı menkul değerlerden elde edilen net gelirler:

	Cari Dönem 31 Aralık 2003	Önceki Dönem 31 Aralık 2002
Satılmaya Hazır Menkul Değerlerden	615.439	613.493
Vadeye Kadar Elde Tutulacak Menkul Değerlerden	66.051	393.039
Toplam	681.490	1.006.532

d. Diğer faaliyet gelirlerine ilişkin bilgiler:

Diğer faaliyet gelirleri arasında olağandışı kalemlerden kaynaklanan gelirler bulunmamaktadır.

e. Kredi ve diğer alacaklara ilişkin karşılık giderleri:

	Cari Dönem 31 Aralık 2003	Önceki Dönem 31 Aralık 2002
Kredi ve Diğer Alacaklara İlişkin Özel Karşılıklar	45.756	81.340
Teminatsız	40.014	43.198
Diğer Gruplar	5.742	38.142
Genel Karşılık Giderleri	21.879	1.817
Menkul Değerler Değer Düşüklüğü Giderleri (**)	-	2
Değer Düşüş Karşılığı Giderleri (*) (**)	-	11.289
Diğer (***)	63.808	-

(*) İştirakler, bağlı ortaklıklar ve vadeye kadar elde tutulacak menkul değerler değer düşüş karşılığı giderleri.

(**) Bu tutarlar aynı zamanda aşağıdaki f-(1) no'lu dipnotta yer alan "Diğer faaliyet giderleri" arasındaki "Diğer" kalemi içerisinde bulunmaktadır.

(***)Beşinci Bölüm II-I-(5) no'lu dipnotta belirtildiği gibi bu tutar, tüketici kredilerindeki muhtemel riskler için ayrılan serbest karşılıktır.

(Yetkili İmza / Kaşe)

GENEL MÜDÜRLÜĞÜ

f. Diğer faaliyet giderlerine ilişkin bilgiler :

1. Diğer faaliyet giderlerine ilişkin bilgiler :

	Cari Dönem 31 Aralık 2003	Önceki Dönem 31 Aralık 2002
Personel Giderleri	269.814	227.737
Kıdem Tazminatı Karşılığı	3.457	3.652
Banka Sosyal Yardım Sandığı Varlık Açıkları Karşılığı	-	-
Maddi Duran Varlık Amortisman Giderleri	70.956	67.566
Maddi Olmayan Duran Varlık Amortisman Giderleri	3.133	4.950
Diğer İşletme Giderleri	352.010	360.409
Bakım ve Onarım Giderleri	15.069	27.091
Reklam ve İlan Giderleri	123.160	102.092
Diğer Giderler	213.781	231.226
Aktiflerin Satışından Doğan Zararlar	-	-
Faaliyet Kiralama Giderleri	19.920	16.322
Diğer	451.142	252.396
Toplam	1.170.432	933.032

Yukarıdaki tabloda 451.142 TL tutarındaki diğer kaleminin yaklaşık 209.000 TL tutarındaki bölümü "Dövize endeksli menkul değerler"in üzerinde oluşan kur farkı zararlarının Tek Düzen Hesap Planı uyarınca bu hesapta muhasebeleştirilmesinden kaynaklanmaktadır. Şöyle ki, "Dövize endeksli menkul değerler" üzerinde oluşan kur farkı karları "Kambiyo karı" hesabı yerine, "Menkul değerlerden alınan faiz gelirleri" hesabına kaydedilmektedir. Ancak, 2003 yılı sonunda olduğu gibi döviz kurlarının yılın başındaki kurların altına düşmesi durumunda, söz konusu kıymetler üzerinde oluşan kur farkı zararı öncelikle yıl içinde kur farkı geliri olarak "Menkul değerlerden alınan faiz gelirleri" hesabına kaydedilen tutardan düşülmekte, artan kısmı ise "Diğer faaliyet giderleri" olarak kaydedilmektedir. Bu nedenle yaklaşık 209.000 TL tutarındaki bu rakam özü itibariyle kur farkı zararı olmakla birlikte "Diğer faaliyet giderleri" olarak gösterilmektedir. Bu rakamın etkisi hariç tutulduğunda 31 Aralık 2003 tarihi itibariyle Banka'nın "Diğer faaliyet giderleri" yaklaşık 961.432 TL; "Net kambiyo karı" ise yaklaşık 168.527 TL olmaktadır.

Beşinci Bölüm II-I-(5) no'lu dipnotta da belirtildiği üzere Banka, Hazine Müsteşarlığı'nca 2001 yılı içinde iç borç takası ihalesi kapsamında ihraç edilen 3 ve 5 yıl vadeli dövize endeksli menkul kıymetlerini 31 Aralık 2001 tarihi itibariyle, 4389 sayılı Bankalar Kanunu'nun Geçici 4üncü Maddesi Uyarınca Yapılacak Özel Bağımsız Denetimin Esas ve Usulleri Hakkında Yönetmelik gereğince Hazine Müsteşarlığı tarafından yurtdışı piyasalarda ihraç edilen belirli tahvillerin Eurobond piyasasında oluşan getirilerini dikkate alarak değerlendirmiştir. Banka, 1 Ocak 2002 tarihinden itibaren söz konusu menkul kıymetleri ilgili mevzuat gereğince "Etkin faiz (iç verim) oranı yöntemi" kullanarak iskonto edilmiş değerleri üzerinden muhasebeleştirmiştir. Banka, 31 Aralık 2003 tarihi itibariyle ilgili menkul kıymetleri, Banka tarafından edinildiği tarihten itibaren "Etkin faiz (iç verim) oranı yöntemi"ne göre hesaplamış ve Muhasebe Uygulama Yönetmeliği'nde yer alan ihtiyatlılık ilkesi çerçevesinde iki yöntem arasında oluşan 80.943 TL tutarındaki farkı pasiflerde "Diğer Karşılıklar"; gelir tablosunda ise "Diğer Faaliyet Giderleri" hesabında muhasebeleştirmiştir. 80.843 TL tutarındaki söz konusu karşılık yukarıdaki tabloda yer alan 451.142 TL tutarındaki diğer kaleminin içinde yer almaktadır.

2. Olağandışı kalemlerden kaynaklanan giderlerin niteliği ve miktarı : Bulunmamaktadır.

(Yetkili İmza / Kaşe)

3. Şerefiye ile ilgili bilgiler:

3(i). Şerefiye amortismanı ile ilgili bilgi: Şerefiye ve şerefiye amortismanı bulunmamaktadır.

3(ii). Negatif şerefiye ile ilgili bilgi: Negatif şerefiye bulunmamaktadır.

g. Bağlı ortaklık ve iştiraklerden elde edilen gelir ve giderler:

1. Bağlı ortaklık ve iştiraklerden elde edilen gelir ve giderler:

	Cari Dönem (*) 31 Aralık 2003	Önceki Dönem (*) 31 Aralık 2002
Bağlı Ortaklıklara İlişkin Kâr ve Zarar (+/-)	6.077	38.503
İştiraklere İlişkin Kâr ve Zarar (+/-)	6.121	47.261

(*) İştirak ve bağlı ortaklıklardan alınan temettü gelirlerini göstermektedir.

2. Özsermaye yönteminin kullanıldığı iştiraklerdeki yatırımlardan doğan kâr ya da zarardaki pay:

Banka'nın konsolide olmayan mali tablolarında iştirak ve bağlı ortaklıklar için özsermaye yöntemi uygulanmamaktadır.

3. Banka'nın dahil olduğu risk grubundaki gerçek ve tüzel kişilerle yapılan işlemlerden kaynaklanan kâr ve zarara ilişkin bilgiler:

Söz konusu bilgiler "VIII. Banka'nın dahil olduğu risk grubu ile ilgili açıklama ve dipnotlar" bölümünde açıklanmıştır.

h. Net dönem kâr ve zararına ilişkin açıklamalar:

1. Vergi karşılığı:

Üçüncü Bölüm XVII numaralı dipnotta da açıklandığı üzere kurumlar vergisi oranı esasen % 30'dur. Ancak yürürlükteki vergi kanunlarının enflasyon muhasebesi esaslarını tanımaması nedeniyle Banka'nın enflasyon muhasebesinin bir sonucu olarak kaydettiği "Net parasal pozisyon zararı" vergi hesaplamasında dikkate alınmamaktadır. Bu nedenle ilişikteki "Gelir tablosu"nda da görüleceği üzere 31 Aralık 2003 tarihi itibariyle Banka'nın vergi yükü yaklaşık % 35 seviyesinde gerçekleşmiştir. Bununla birlikte 30 Aralık 2003 tarihli ve 25332 sayılı Resmi Gazete'de yayınlanan 5024 sayılı Kanun ile kurumlar vergisi hesaplamasında enflasyon muhasebesi esaslarının uygulanmasını esas alan düzenlemeler yürürlüğe girmiştir. Dolayısıyla 1 Ocak 2004 tarihinden itibaren "Net parasal pozisyon zararı" vergi hesaplamasında dikkate alınabilecek; ve böylece Banka'nın efektif vergi yükü halihazırdaki uygulamaya kıyasla azalacaktır.

2. Cari dönemde önemli etkide bulunan veya takip eden dönemlerde önemli etkide bulunması beklenen muhasebe tahminindeki bir değişikliğin niteliği ve tutarı :

Bulunmamaktadır.

(Yetkili İmza / Kaşe)

IV. NAZIM HESAPLARA İLİŞKİN AÇIKLAMA VE DİPNOTLAR

a. Şarta bağlı yükümlülüklerle ilgili bilgiler:

1. Birlikte kontrol edilen ortaklıklarla ilgili şarta bağlı yükümlülükler: Bulunmamaktadır.

2. Şarta bağlı varlık ve yükümlülüklerin muhasebeleştirilmesi, aşağıdaki esaslara göredir.

Şarta bağlı varlık için; şartın gerçekleşme olasılığı kesine yakınsa bu varlık muhasebeleştirilerek mali tablolara yansıtılır; şartın gerçekleşme olasılığı fazla ise bu varlık dipnotlarda açıklanır. Şarta bağlı yükümlülük için şartın gerçekleşme olasılığı fazla ise ve güvenilir olarak ölçülebiliyorsa karşılık ayrılarak mali tablolara yansıtılır; şartın gerçekleşme olasılığı güvenilir olarak ölçülemiyorsa bu yükümlülük dipnotlarda açıklanır. Şarta bağlı yükümlülük için, şartın gerçekleşme olasılığı yoksa veya az ise bu yükümlülük dipnotlarda açıklanır. Bu kapsamda Banka aleyhine açılan çeşitli davaları şarta bağlı yükümlülükler olarak nitelendirmiş ve bunlar için 8.271 TL (31 Aralık 2002: 1.741 TL) tutarında karşılık ayırmıştır. Bunun dışında şarta bağlı varlık veya yükümlülükler bulunmamaktadır.

b. Türev finansal araçlara ilişkin bilgiler:

	Amaçlarına Göre Türev İşlemler			
	Alım Satım Amaçlı İşlemler		Riskten Korunma Amaçlı İşlemler	
	Cari Dönem 31 Aralık 2003	Önceki Dönem 31 Aralık 2002	Cari Dönem 31 Aralık 2003	Önceki Dönem 31 Aralık 2002
Alım Satım Amaçlı İşlemlerin Türleri				
Döviz ile İlgili Türev İşlemler:				
Vadeli Döviz Alım Satım İşlemleri	79.775	133.474	-	-
Swap Para Alım Satım İşlemleri	5.067.992	4.209.546	-	-
Futures Para İşlemleri	-	-	-	-
Para Alım Satım Opsiyonları	-	-	-	-
Döviz ile İlgili Türev İşlemler Toplamı (I)	5.147.767	4.343.020	-	-
Faiz ile İlgili Türev İşlemler :	-	-	-	-
Swap Faiz Alım Satım İşlemleri	-	-	-	-
Vadeli İşlem Sözleşmesi	-	-	-	-
Faiz Alım Satım Opsiyonları	-	-	-	-
Diğer Faiz Sözleşmeleri	-	-	-	-
Futures Faiz Alım Satım İşlemleri	-	-	-	-
Faiz Alım Satım Opsiyonları	-	-	-	-
Faiz ile İlgili Türev İşlemler Toplamı (II)	-	-	-	-
Diğer	163.935	77.251	-	-
Toplam Alım Satım Amaçlı Türev İşlemler (I+II)	5.311.702	4.420.271	-	-
	-	-	-	-
Riskten Korunma Amaçlı Türev İşlem Türleri	-	-	-	-
Rayiç Değer Riskinden Korunma Olarak Düzenlenen Türev İşlemler:		-		
Futures Para İşlemleri	-	-	-	-
Swap Faiz İşlemleri	-	-	-	-
Toplam	-	-	-	-
Nakit Akış Riskinden Korunma Olarak Düzenlenen Türev İşlemler:	-	-	-	-
Swap Para İşlemleri	-	-	-	-
Para Alım Opsiyonları	-	-	-	-
Toplam	-	-	-	-
Toplam Riskten Korunma Olarak Düzenlenen Türev İşlemler	-	-	-	-
Toplam Türev İşlemler	5.311.702	4.420.271	-	-

Başaran Nas
Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi
a member of
PRICEWATERHOUSECOOPERS
Tarafından Görüldü
İstanbul, Tarih

(Yetkili İmza / Kaşe)

Üçüncü Bölüm'de yer alan IV no'lu dipnotta da açıklandığı üzere Banka'nın türev finansal araçlarla yaptığı işlemler ekonomik olarak riskten korunma sağlamasına karşın muhasebesel olarak MUY 1 kapsamında "Alım satım amaçlı işlemler" olarak muhasebeleştirilmektedir.

Banka'nın en ağırlıklı olarak kullandığı türev finansal araçlar swap para alım-satım işlemleridir. Banka aktif ve pasiflerini yabancı para parite riskinden kaynaklanabilecek zararlara karşı korumak, döviz cinsinden nakit akımlarını kontrol etmek ve yönetmek amacıyla swap işlemleri yapmaktadır.

Vadeli işlem ve opsiyon sözleşmeleri ile ilgili bilgi: Banka'nın vadeli işlem ve opsiyon sözleşmeleri bulunmamaktadır.

c. Bilanço dışı yükümlülüklere ilişkin açıklama:

1. Gayri kabili rücu nitelikteki kredi taahhütlerinin türü ve miktarı: 6.451.205 TL (31 Aralık 2002: 3.039.956 TL) tutarında kredi kartlarına verilen harcama limiti taahhütü bulunmaktadır.

2. Bilanço dışı kalemlerden kaynaklanan muhtemel zararların ve taahhütlerin yapısı ve tutarı:

   Bilanço dışı kalemlerden kaynaklanan muhtemel zararlar bulunmamaktadır. Bilanço dışı yükümlülüklerden oluşan taahhütler "Bilanço Dışı Yükümlülükler Tablosu"nda gösterilmiştir.

2(i). Garantileri, banka aval ve kabulleri ve mali garanti yerine geçen teminatlar ve diğer akreditifler dahil gayrinakdi krediler:

Banka kabul kredileri	:	8.337
Akreditifler	:	530.781
Diğer garanti ve kefaletler	:	5.352
Toplam	:	544.470

2(ii). Kesin teminatlar, geçici teminatlar, kefaletler ve benzeri işlemler:

Geçici teminat mektupları	61.576
Kesin teminat mektupları	990.418
Avans teminat mektupları	45.226
Gümrüklere verilen teminat mektupları	173.792
Diğer teminat mektupları	141.862
Toplam	1.412.874

d. Bilanço dışı yükümlülüklerin yoğunlaşması:

Sektörel bazda risk yoğunlaşması bu bölümün h-(1) no'lu dipnotunda gösterilmiştir. Tablodan da görüleceği üzere sektörel dağılımda sanayi ve hizmetler sektörlerinin alt sektörleri risk yoğunlaşmasında diğer sektörlere göre daha fazla paya sahiptir. Bu dağılım ülkedeki sınai ve ticari faaliyetlerin hacmi ile paralellik göstermektedir. Söz konusu riski oluşturan firmalar pazar payı, mali yapıları ve faaliyet sonuçları itibariyle sektörlerinin önde gelen kuruluşlarıdır ve bu bazda kredilendirilmişlerdir. Bunların haricinde gayrinakdi kredi portföyünde önem arzeden bir risk yoğunlaşması bulunmamaktadır.

Başaran Nas
Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi
a member of
PRICEWATERHOUSECOOPERS
Tarafından Görüldü
İstanbul, Tarih

(Yetkili İmza / Kaşe)
GENEL MÜDÜRLÜĞÜ

e. Gayrinakdi kredilerin toplam tutarı:

1. Gayrinakdi kredilerin toplam tutarı:

	Cari Dönem 31 Aralık 2003	Önceki Dönem 31 Aralık 2002
Nakit Kredi Teminine Yönelik Olarak Açılan Gayrinakdi Krediler	106.435	94.599
Bir Yıl veya Daha Az Süreli Asıl Vadeli	47.471	50.750
Bir Yıldan Daha Uzun Süreli Asıl Vadeli	58.964	43.849
Diğer Gayrinakdi Krediler	1.850.909	1.937.383
Toplam	1.957.344	2.031.982

2. Maddi duran varlık üzerindeki rehin, ipotek ve varsa diğer kısıtlamalar, maddi duran varlık alımı için verilen taahhütler:

   Maddi duran varlıklar üzerinde rehin, ipotek veya diğer kısıtlamalar yoktur. Maddi duran varlık alımı için verilen taahhütler yoktur.

f. Başkaları nam ve hesabına verilen hizmetlere ilişkin açıklamalar:

Banka'nın gerçek ve tüzel kişiler adına saklama veya plasmanda bulunma faaliyetleri önemlilik arzetmemektedir.

g. Bankaların uluslararası derecelendirme kuruluşlarına yaptırmış oldukları derecelendirmeye ilişkin özet bilgiler:

Fitch Ratings 9 Şubat 2004 tarihi itibariyle, Akbank'ın "B" olan Uzun Vadeli Yabancı Para Notunu "B+"ya, "B+" olan Uzun Vadeli Türk Lirası Notunu "BB-"ye yükseltmiştir. Akbank'ın Uzun Vadeli Türk Lirası Notu ülke notunun üzerinde kalmaya devam etmiştir.

Moody's 21 Ekim 2003'te yabancı para cinsinden ülke görünümünü mevduatlar için "Durağan"dan "Pozitif"e çevirmiştir. Moody's bu değişimin sebebi olarak TL'ye olan yönelimin artması ve reel faizlerdeki düşüş nedeniyle borç dinamiklerinde görülen iyileşmeyi belirtmiştir. Aynı gün Akbank'ın yabancı para cinsinden görünümü de "Pozitif"e çevrilmiştir.

Söz konusu kuruluşların verdikleri derecelendirmeler aşağıdaki tabloda gösterilmektedir.

FITCHRATINGS
Şubat 2004 Derecelendirmesi

	Not	Görünüm
Yabancı Para Taahhütler		
Uzun Vadeli	B+	Durağan
Kısa Vadeli	B	
Türk Lirası Taahhütler		
Uzun Vadeli	BB-	Durağan
Kısa Vadeli	B	
Ulusal		
Uzun Vadeli	A+ (tur)	Durağan
Bireysel Derecelendirme	C	
Destek Notu	4	

Başaran Nas
Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi
a member of
PRICEWATERHOUSECOOPERS
Tarafından Görüldü
İstanbul, Tarih

(Yetkili İmza / Kaşe)
AKBANK T.A.Ş.
GENEL MÜDÜRLÜĞÜ

MOODY'S
Ekim 2003 Derecelendirmesi

	Not	Görünüm
Finansal Güç Notu	D+	Pozitif
Yabancı Para Uzun Vadeli Mevduat Notu	B3	Pozitif
Türk Lirası Uzun Vadeli Mevduat Notu	Baa2	Durağan
Türk Lirası Kısa Vadeli Mevduat Notu	Prime-2	Durağan

h. Gayrinakdi krediler hesabı içinde sektör bazında risk yoğunlaşması hakkında bilgi:

1. Gayrinakdi krediler hesabı içinde sektör bazında risk yoğunlaşması hakkında bilgi:

	Cari Dönem 31 Aralık 2003				Önceki Dönem 31 Aralık 2002			
	TL	(%)	YP	(%)	TL	(%)	YP	(%)
Tarım	2.626	0.32	9.886	0.87	1.545	0.19	440	0.04
Çiftçilik ve Hayvancılık	1.691	0.21	9.752	0.86	964	0.12	440	0.04
Ormancılık	935	0.11	134	0.01	581	0.07	-	-
Balıkçılık	-	-	-	-	-	-	-	-
Sanayi	327.689	40.03	525.914	46.18	434.035	55.69	493.552	39.41
Madencilik ve Taşocakçılığı	1.912	0.23	859	0.08	2.931	0.38	784	0.06
İmalat Sanayi	319.167	38.99	351.590	30.87	428.924	55.03	247.314	19.75
Elektrik, Gaz, Su	6.610	0.81	173.465	15.23	2.180	0.28	245.454	19.60
İnşaat	3.884	0.47	10.599	0.93	3.997	0.51	10.368	0.83
Hizmetler	294.456	35.98	363.197	31.89	209.685	26.89	574.577	45.87
Toptan ve Perakende Ticaret	223.793	27.34	199.142	17.49	136.832	17.55	343.079	27.39
Otel ve Lokanta Hizmetleri	1.376	0.17	165	0.01	888	0.11	786	0.06
Ulaştırma ve Haberleşme	6.464	0.79	8.154	0.72	4.974	0.64	7.886	0.63
Mali Kuruluşlar	60.473	7.39	151.432	13.30	66.348	8.51	219.436	17.52
Gayrimenkul ve Kira. Hizm.	-	-	-	-	114	0.01	-	-
Serbest Meslek Hizmetleri	-	-	-	-	-	-	-	-
Eğitim Hizmetleri	288	0.04	266	0.02	202	0.03	303	0.02
Sağlık ve Sosyal Hizmetler	2.062	0.25	4.038	0.35	327	0.04	3.087	0.25
Diğer	189.933	23.20	229.160	20.13	130.232	16.72	173.551	13.85
Toplam	818.588	100.00	1.138.756	100.00	779.494	100.00	1.252.488	100.00

2. I ve II'nci grupta sınıflandırılan gayrinakdi kredilere ilişkin bilgiler :

	I inci Grup		II nci Grup	
Gayrinakdi Krediler	T.P.	Y.P.	T.P.	Y.P.
Toplam	808.220	1.138.501	10.368	255
Teminat Mektupları	808.129	598.474	6.016	255
Aval ve Kabul Kredileri	2	8.335	-	-
Akreditifler	-	530.781	-	-
Cirolar	-	-	-	-
Menkul Değer İhracı Satın Alma Garantileri	-	-	-	-
Diğer Garanti ve Kefaletler	89	911	4.352	-

Başaran Nas
Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi
a member of
PRICEWATERHOUSECOOPERS
Tarafından Görüldü
İstanbul, Tarih

(Yetkili İmza / Kaşe)

V. ÖZKAYNAK DEĞİŞİM TABLOSUNA İLİŞKİN AÇIKLAMA VE DİPNOTLAR

a. Cari dönemde "Finansal Araçların Muhasebeleştirilmesi Standardı"nın uygulanması sebebiyle önceki döneme ilişkin yapılan düzeltmelere ilişkin bilgiler:

1. Satılmaya hazır yatırımların yeniden değerlenmesinden sonra meydana gelen artış: Bulunmamaktadır.
2. Nakit akış riskinden korunma kalemlerinde meydana gelen artışlara ilişkin bilgiler: Bulunmamaktadır.
3. Kur farklarının dönem başı ve dönem sonundaki tutarlarına ilişkin mutabakat: Bulunmamaktadır.
4. Diğer: Bulunmamaktadır.

b. Cari dönemde "Finansal Araçların Muhasebeleştirilmesi Standardı"nın uygulanması sebebiyle yapılan düzeltmelere ilişkin bilgiler:

1. Satılmaya hazır yatırımlara ilişkin bilgiler: Satılmaya hazır yatırımların rayiç değerle yeniden değerlendirilmelerinden kaynaklanan ve özkaynaklar arasındaki "Menkul değerler değer artış fonu" hesabına kaydedilen net kazanç tutarı 144.831 TL'dir (31 Aralık 2002: 21.068 TL).
2. Nakit akış riskinden korunmaya ilişkin bilgiler: Bulunmamaktadır.

c. Temettüye ilişkin bilgiler:

1. Bilanço tarihinden sonra ancak mali tabloların ilanından önce bildirim yapılmış kâr payları tutarı: Bulunmamaktadır.
2. Bilanço tarihi sonrasında ortaklara dağıtılmak üzere önerilen hisse başına dönem net kâr payları: Kar payı dağıtımına Banka'nın Genel Kurulu karar vermektedir. Rapor tarihi itibariyle Genel Kurul henüz toplanmamıştır. Banka, 2003 yılında resmi bir temettü politikası oluşturmuş ve bunu kamuya duyurmuştur. Buna göre, ulusal ve global ekonomik koşullarda herhangi bir olumsuzluk olmaması ve Banka'nın özsermaye yeterlilik oranının hedeflenen seviyede olması koşuluyla, 2003 yılından itibaren uygulanmak üzere, Ana Sözleşme ile belirlenmiş tüm hissedarlara, dağıtılabilir karın %30 ila %50'si arasında nakit temettü dağıtılması öngörülmüştür.

d. Yasal yedek akçeler hesabına aktarılan tutarlar:

Banka'nın 26 Mart 2003'te yapılan Olağan Genel Kurul Toplantısı'nda alınan kar dağıtım kararı gereği cari dönemde "Yasal yedekler" hesabına 41.651 TL tutarında aktarım yapılmıştır.

e. Hisse senedi ihracına ilişkin bilgiler:

2003 yılında, 2002 yılı karından 384.000 TL nominal sermayeye transfer edilmiş ve bu işlem sonucunda aynı tutarda hisse senedi ihraç edilmiştir.

f. Tüm sermaye payı sınıfları için; kâr payı dağıtılması ve sermayenin geri ödenmesi ile ilgili kısıtlamalar dahil olmak üzere bu kalemle ilgili haklar, öncelikler ile ilgili açıklamalar:

Banka'nın Ana Sözleşmesi gereğince 564 adet kurucu hissesi ve 1.974 adet intifa senedi bulunmaktadır. Ana Sözleşme'ye göre yasal yedeklerin ayrılması ve sermayenin % 5'i oranındaki birinci temettünün dağıtılmasından sonra kalan dağıtılabilir tutarın % 10'u kurucu hissesi ve intifa senedi sahiplerine dağıtılır.

Başaran Nas Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi a member of PRICEWATERHOUSECOOPERS
Tarafından Görüldü
İstanbul, Tarih 02.04

(Yetkili İmza / Kaşe)

VI. NAKİT AKIM TABLOSUNA İLİŞKİN AÇIKLAMA VE DİPNOTLAR

a. Nakit Akım Tablosunda yer alan diğer kalemleri ve döviz kurundaki değişimin nakit ve nakde eşdeğer varlıklar üzerindeki etkisi kalemine ilişkin açıklamalar:

"Bankacılık faaliyet konusu aktif ve pasiflerdeki değişim öncesi faaliyet karı" içinde yer alan 374.609 TL (31 Aralık 2002: 1.277.621 TL) tutarındaki "Diğer" kalemi, esas olarak verilen ücret ve komisyonlardan, donuk alacaklardan tahsilatlar hariç diğer faaliyet gelirlerinden, personel giderleri hariç diğer faaliyet giderlerinden, kur farkı kar / zararından ve nakit giriş veya çıkışı oluşturmayan amortisman, provizyon ve bedelsiz temettü gibi kalemlerden oluşmaktadır.

"Bankacılık faaliyetleri konusu aktif ve pasiflerdeki değişim" içinde yer alan 25.570 TL (31 Aralık 2002: 20.928 TL) tutarındaki "Diğer borçlardaki net artış / azalış" kalemi muhtelif borçlardaki, diğer yabancı kaynaklardaki ve ödenecek vergi, resim, harç ve primlerdeki değişimlerden oluşmaktadır.

Döviz kurundaki değişimin nakit ve nakde eşdeğer varlıklar üzerindeki etkisi net kur farkı karı / zararı hesabına yansıtılmıştır. Söz konusu kur farkı kar / zararı tutarı nakit akım tablosunda "Bankacılık faaliyet konusu aktif ve pasiflerdeki değişim öncesi faaliyet karı" içinde yer alan "Diğer" kalemi içinde gösterilmektedir.

b. İştirak, bağlı ortaklık ve diğer yatırımların elde edilmesinden kaynaklanan nakit akımına ilişkin bilgiler:

Cari dönemdeki iştirak ve bağlı ortaklık yatırımlarından dolayı 47.954 TL (31 Aralık 2002: 15.593 TL) tutarında nakit çıkışı olmuştur.

c. İştirak, bağlı ortaklık ve diğer işletmelerin elden çıkarılmasına ilişkin bilgiler:

Cari dönemde tasfiye edilen iştirak ve bağlı ortaklık yatırımlarından dolayı 6.248 TL (31 Aralık 2002: 1.923 TL) nakit elde edilmiştir.

d. Nakit ve nakde eşdeğer varlıklara ilişkin bilgiler:

1. Nakit ve nakde eşdeğer varlıkları oluşturan unsurlar, bu unsurların belirlenmesinde kullanılan muhasebe politikası:

   Kasa ve efektif deposu ile T.C. Merkez Bankası dahil bankalardaki vadesiz mevduat "Nakit" olarak; orjinal vadesi üç aydan kısa olan bankalararası para piyasası plasmanları ve bankalardaki vadeli depolar "Nakde eşdeğer varlık" olarak tanımlanmaktadır.

2. Muhasebe politikasında yapılan herhangi bir değişikliğin etkisi:

   Bulunmamaktadır.

Başaran Nas
Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi
a member of
PRICEWATERHOUSECOOPERS
Tarafından Görüldü
İstanbul, Tarih

(Yetkili İmza / Kaşe)

3. Nakit ve nakde eşdeğer varlıkları oluşturan unsurların bilançoda kayıtlı tutarları ile nakit akım tablosunda kayıtlı tutarları arasındaki mutabakat:

3(i). Dönem başındaki nakit ve nakde eşdeğer varlıklar:

	Cari Dönem 31 Aralık 2003	Önceki Dönem 31 Aralık 2002
Nakit	**387.533**	**886.970**
Kasa ve Efektif Deposu	272.718	312.762
Bankalardaki Vadesiz Mevduat	114.815	574.208
Nakde Eşdeğer Varlıklar	**3.436.102**	**4.946.841**
Bankalararası Para Piyasası	2.156.026	2.473.672
Bankalardaki Vadeli Depo	1.280.076	2.473.169
Toplam Nakit ve Nakde Eşdeğer Varlık	**3.823.635**	**5.833.811**

Önceki dönemde gerçekleşen işlemler neticesinde bulunan toplam değer, cari dönem başındaki nakit ve nakde eşdeğer varlıklar toplamını verir.

3(ii). Dönem sonundaki nakit ve nakde eşdeğer varlıklar:

	Cari Dönem 31 Aralık 2003	Önceki Dönem 31 Aralık 2002
Nakit	**403.046**	**387.533**
Kasa ve Efektif Deposu	211.261	272.718
Bankalardaki Vadesiz Mevduat	191.785	114.815
Nakde Eşdeğer Varlıklar	**1.137.057**	**3.436.102**
Bankalararası Para Piyasası	396.845	2.156.026
Bankalardaki Vadeli Depo	740.212	1.280.076
Toplam Nakit ve Nakde Eşdeğer Varlık	**1.540.103**	**3.823.635**

e. Banka'nın elinde bulunan ancak, yasal sınırlamalar veya diğer nedenlerle bankanın serbest kullanımında olmayan nakit ve nakde eşdeğer varlık mevcuduna ilişkin bilgi:

Yurtdışından sağlanan seküritizasyon kredileri ile ilgili olarak vadesiz ve üç aydan kısa vadeli banka mevduatı içerisinde yer alan toplam 70.802 TL (31 Aralık 2002: 48.476 TL) tutarında serbest olmayan depo mevcuttur.

(Yetkili İmza / Kaşe)

VII. BANKA BİRLEŞME VE DEVİRLERİ İLE BANKALARCA İKTİSAP EDİLEN ORTAKLIKLARIN MUHASEBELEŞTİRİLMESİNE İLİŞKİN AÇIKLAMA VE DİPNOTLAR

Bulunmamaktadır.

(Yetkili İmza / Kaşe)

VIII. BANKA'NIN DAHİL OLDUĞU RİSK GRUBU İLE İLGİLİ AÇIKLAMA VE DİPNOTLAR

a. Banka'nın dahil olduğu risk grubuna ilişkin işlemlerin hacmi, dönem sonunda sonuçlanmamış kredi ve mevduat işlemleri, döneme ilişkin gelir ve giderler:

1. Cari dönem – 31 Aralık 2003:

Banka'nın Dahil Olduğu Risk Grubu*	İştirak ve Bağlı Ortaklıklar		Banka'nın Doğrudan ve Dolaylı Ortakları		Risk Grubuna Dahil Olan Diğer Unsurlar	
	Nakdi	G.Nakdi	Nakdi	G.Nakdi	Nakdi	G.Nakdi
Krediler ve Diğer Alacaklar						
Dönem Başı Bakiyesi	75	26.233	367.106	384.033	2.136	9.840
Dönem Sonu Bakiyesi	1.330	23.556	241.836	336.349	22.745	11.633
Alınan Faiz ve Komisyon Gelirleri	1.082	29	37.069	858	3.512	22

*Bankaların Kuruluş ve Faaliyetleri Hakkında Yönetmeliğin 20 nci maddesinin (2) numaralı fıkrasında tanımlanmıştır.

Aşağıdaki tabloda cari dönem ve önceki dönem itibariyle, Banka'nın iştirak ve bağlı ortaklıkları, doğrudan ve dolaylı ortakları dahil olmak üzere tüm risk grubu şirketlerine kullandırılan nakit krediler şirket bazında gösterilmiştir. Tablodan görüleceği gibi risk grubu şirketlerinin önemli bir bölümü yabancı şirketlerle yapılan ortaklıklardan oluşmaktadır; tabloda yabancı ortaklı şirketler ve yabancı ortaklık payları da belirtilmektedir.

Şirket Ünvanı	Kredi Tutarı 31 Aralık 2003	Kredi Tutarı 31 Aralık 2002	Yabancı Ortağın Adı	Yabancı Ortak Pay Oranı%
Carrefour Sabancı Tic. Merkezi A.Ş.	6.718	8.828	Carrefour	60
Brüt	293.140	304.714		
Eksi: Mevduat blokajı teminatı	(286.422)	(295.886)		
Exsa Export San. Mamulleri Satış ve Araştırma A.Ş.	33.524	93.416	-	-
Kordsa Sabancı Dupont Endüstriyel İplik ve Kord Bezi San. ve Tic. A.Ş.	32.470	65.405	E. I. Dupont	42
Temsa Termo Mekanik San. ve Tic. A.Ş.	6.287	2.029	-	-
Pilsa Plastik San. ve Tic. A.Ş.	13.488	16.787	-	-
Çimsa Çimento San. ve Tic. A.Ş.	214	11.667	-	-
Sakosa Sabancı ve Kosa İplik ve Kord Bezi San. ve Tic. A.Ş.	4.998	9.156	-	-
Yünsa Yünlü San. ve Tic. A.Ş.	16.543	6.497	-	-
Dupont Sabancı International LLC.	35.688	47.144	E. I. Dupont	50
Marsa Kraft Jacobs Suchard Sabancı Gıda San. ve Tic. A.Ş.	1.532	9.698	Kraft Foods	50
Teknosa İç ve Dış Tic. A.Ş.	9.160	9.571	-	-
Toyotasa Toyota Sabancı Paz. ve Satış A.Ş.	3.078	4.888	Toyota Motor, Mitsui Co.	35
Enerjisa Enerji Üretim A.Ş.	2.624	6.107	E. I. Dupont, Heidelberg Cement, Bridgestone Co., Bekaert	14
Bossa Tic. ve San. İşletmeleri T.A.Ş.	11.532	5.754	-	-
Akçansa Çimento San. ve Tic. A.Ş.	409	9.446	Heidelberg Cement	40
İnsa A.Ş.	9.706	9.763	-	-
İnterkordsa Gmbh	9.805	10.033	E. I. Dupont	34
Gıdasa Sabancı Gıda San. ve Tic. A.Ş.	10.376	-	-	-
Universal Trading Ltd.	14.282	-	-	-
Brisa Bridgestone Sabancı Lastik San. ve Tic. A.Ş.	1.036	783	Bridgestone Co.	43
Diğer	42.441	42.345	-	-
Toplam	**265.911**	**369.317**		

(Yetkili İmza / Kaşe)

2. Önceki Dönem

Banka'nın Dahil Olduğu Risk Grubu (*)	İştirak ve Bağlı Ortaklıklar		Banka'nın Doğrudan ve Dolaylı Ortakları		Risk Grubuna Dahil Olan Diğer Unsurlar	
	Nakdi	G.Nakdi	Nakdi	G.Nakdi	Nakdi	G.Nakdi
Krediler ve Diğer Alacaklar						
Dönem Başı Bakiyesi	21	6.500	512.782	532.273	17.263	9.440
Dönem Sonu Bakiyesi	75	26.233	367.106	384.033	2.136	9.840
Alınan Faiz ve Komisyon Gelirleri	3.204	10	55.120	412	5.327	9

(*) Bankaların Kuruluş ve Faaliyetleri Hakkında Yönetmeliğin 20 nci maddesinin (2) numaralı fıkrasında tanımlanmıştır.

3. Banka'nın dahil olduğu risk grubuna ait mevduata ilişkin bilgiler:

Banka'nın Dahil Olduğu Risk Grubu (*)	İştirak ve Bağlı Ortaklıklar		Banka'nın Doğrudan ve Dolaylı Ortakları		Risk Grubuna Dahil Olan Diğer Unsurlar	
Mevduat	Cari Dönem 31 Aralık 2003	Önceki Dönem 31 Aralık 2002	Cari Dönem 31 Aralık 2003	Önceki Dönem 31 Aralık 2002	Cari Dönem 31 Aralık 2003	Önceki Dönem 31 Aralık 2002
Dönem Başı	34.060	15.096	323.360	441.708	64.618	-
Dönem Sonu	93.566	34.060	409.287	323.360	71.593	64.618
Mevduat Faiz Gideri	2.184	1.890	27.750	26.974	10.891	4.303

(*) Bankaların Kuruluş ve Faaliyetleri Hakkında Yönetmeliğin 20 nci maddesinin (2) numaralı fıkrasında tanımlanmıştır.

4. Banka'nın, dahil olduğu risk grubu ile yaptığı vadeli işlemler ile opsiyon sözleşmeleri ile benzeri diğer sözleşmelere ilişkin bilgiler:

Banka'nın Dahil Olduğu Risk Grubu (*)	İştirak ve Bağlı Ortaklıklar		Banka'nın Doğrudan ve Dolaylı Ortakları		Risk Grubuna Dahil Olan Diğer Unsurlar	
	Cari Dönem 31 Aralık 2003	Önceki Dönem 31 Aralık 2002	Cari Dönem 31 Aralık 2003	Önceki Dönem 31 Aralık 2002	Cari Dönem 31 Aralık 2003	Önceki Dönem 31 Aralık 2002
Alım Satım Amaçlı İşlemler (**)						
Dönem Başı	658.846	33.156	-	-	-	-
Dönem Sonu	857.807	658.846	2.994	-	-	-
Toplam Kâr / Zarar	5.270	2.469	-	-	-	-
Riskten Korunma Amaçlı İşlemler (**)						
Dönem Başı	-	-	-	-	-	-
Dönem Sonu	-	-	-	-	-	-
Toplam Kâr / Zarar	-	-	-	-	-	-

(*) Bankaların Kuruluş ve Faaliyetleri Hakkında Yönetmeliğin 20 nci maddesinin (2) numaralı fıkrasında tanımlanmıştır.

(**) Banka'nın türev ürünleri "Finansal araçların muhasebeleştirilmesi standardı" ("MUY 1") gereğince "Riskten korunma amaçlı" ve "Alım-satım amaçlı" olarak sınıflandırılmaktadır. Buna göre, bazı türev işlemler ekonomik olarak Banka için risklere karşı etkin bir koruma sağlamakla birlikte, muhasebesel olarak MUY 1 kapsamında "Alım-satım amaçlı" olarak muhasebeleştirilmektedir.

Yukarıdaki tabloda yer alan rakamlar söz konusu işlemlerin "alım" ve "satım" tutarlarının toplamını göstermektedir. Bu işlemlerin yapısı itibariyle, Banka'nın net pozisyonunu etkileyen tutarlar esas olarak "alım" ile "satım" tutarları arasındaki farklardır. Bu net tutarlar, 31 Aralık 2003 itibariyle iştirak ve bağlı ortaklıklar için 27.582 TL (31 Aralık 2002: 13.818 TL), Banka'nın doğrudan ve dolaylı ortakları için (139) TL (31 Aralık 2002:-)'dir.

Başaran Nas
Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi
a member of
PRICEWATERHOUSECOOPERS
Tarafından Görüldü
İstanbul, Tarih

(Yetkili İmza / Kaşe)

b. Banka'nın dahil olduğu risk grubuyla ilgili olarak:

1. Taraflar arasında bir işlem olup olmadığına bakılmaksızın Banka'nın dahil olduğu risk grubunda yer alan ve Banka'nın kontrolündeki kuruluşlarla ilişkileri:
   Banka'nın söz konusu kuruluşlarla olan ilişkileri Bankalar Kanunu'na uygun olarak, normal banka-müşteri ilişkisi çerçevesinde ve piyasa koşulları dahilinde her türlü bankacılık işlemlerini kapsamaktadır.

2. Yapılan işlemin türü, tutarı ve toplam işlem hacmine olan oranı, başlıca kalemlerin tutarı ve tüm kalemlere olan oranı, fiyatlandırma politikası ve diğer unsurlar:

   Yapılan işlemler arasında en önemli tutarlar kredi ve mevduatla ilgilidir. Fiyatlandırma ve diğer koşullar piyasada geçerli olan oranlar ve koşullar üzerinden yapılmaktadır. Risk grubu şirketlerine kullandırılan kredilerin toplam kredilere oranı % 3; Risk grubu şirketlerinin mevduatının toplam mevduata oranı % 3'tür. Gelir-gider kalemleri içinde risk grubu şirketleriyle yapılan işlemler önemlilik arzetmemektedir. Risk grubu şirketlerine kullandırılan gayrinakdi kredilerin toplam gayrinakdi kredilere oranı ise % 19'dur.

3. Özsermaye yöntemine göre muhasebeleştirilen işlemler: Bulunmamaktadır.

4. Gayrimenkul ve diğer varlıkların alım-satımı, hizmet alımı-satımı, acenta sözleşmeleri, finansal kiralama sözleşmeleri, araştırma ve geliştirme sonucu elde edilen bilgilerin aktarımı, lisans anlaşmaları, finansman (krediler ve nakit veya ayni sermaye destekleri dahil), garantiler ve teminatlar ile yönetim sözleşmeleri gibi durumlarda işlemlerle ilgili bilgiler:

   Banka, şubeleri aracılığıyla, Aksigorta A.Ş. ve Ak Emeklilik A.Ş.'nin acentelik faaliyetlerini yürütmektedir. Finansal kiralama işlemlerinin tamamı Banka'nın iştiraki olan BNP Ak Dresdner Bank A.Ş.'nin % 100 oranda sahip olduğu BNP Ak Dresdner Finansal Kiralama A.Ş. ile yapılmıştır.

   Risk grubuna dahil firmaların nakdi ve gayrinakdi kredi ihtiyaçları Bankalar Kanunu'ndaki sınırlamalar ve cari piyasa faiz oranları ve koşulları dikkate alınarak karşılanmaktadır.

Başaran Nas
Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi
a member of
PRICEWATERHOUSECOOPERS
Tarafından Görüldü
İstanbul, Tarih

(Yetkili İmza / Kaşe)

IX. ENFLASYON MUHASEBESİNE İLİŞKİN AÇIKLAMA VE DİPNOTLAR

a. Paranın satın alma gücündeki değişikliklerin mali tablolar üzerindeki etkisini gidermek amacıyla mali tablolar, TL'nin bilanço tarihindeki satın alma gücü esas alınarak hazırlanmıştır.

b. Enflasyon muhasebesine göre düzeltilen ilişikteki mali tablolar, düzeltilme işlemine tabi tutulmadan önce sabit kıymetler üzerindeki yeniden değerlemeden doğan değer artışları haricinde, tarihi maliyet esasına göre tutulan kanuni defterler baz alınarak hazırlanmıştır.

c. 31 Aralık 2003 tarihli mali tabloların enflasyonun etkilerine göre yeniden düzenlenmesi için Devlet İstatistik Enstitüsü'nün aylık bazda açıkladığı, aşağıda belirtilen Toptan Eşya Fiyatları Genel Endeksi (TEFE), ve; TEFE esas alınarak hazırlanan düzeltme katsayıları kullanılmıştır:

Tarih	TEFE	Düzeltme katsayısı
31 Aralık 2003	**7.382,100**	**1,0000**
31 Aralık 2002	6.478,800	1,1394
31 Aralık 2001	4.951,700	1,4908

d. Bilançodaki parasal kalemler, bilanço gününde geçerli parasal ölçü birimi cinsinden ifade edildiklerinden düzeltme işlemine tabi tutulmamışlardır. Parasal olmayan kalemler içinde yer alan ancak cari değerleri ile değerlenen yabancı para aktif ve pasif hesaplar ile getirileri veya anaparaları enflasyona veya yabancı paraya endekslenmiş olan varlık ve yükümlülükler için ilgili düzenlemeler gereğince düzeltme işlemi yapılmamış ve parasal kâr veya zararın hesaplanmasında parasal kalemler gibi işleme tabi tutulmuşlardır.

Bilanço tarihinde paranın cari satın alma gücü cinsinden ifade edilmemiş parasal olmayan bilanço kalemleri düzeltme işlemine tabi tutularak paranın cari satın alma gücü cinsinden ifade edilmiştir. Düzeltme işleminde, ilgili varlığın veya yükümlülüğün bilançoya ilk kaydedildiği tarih esas alınmıştır.

- Varlıkların düzeltilmesi, aktife ilk giriş tarihleri dikkate alınarak yapılmıştır. Amortismana tabi varlıkların düzeltilmesinde, ilgili mevzuat uyarınca yapılmış olan yeniden değerlemenin ilgili varlıklar ve birikmiş amortismanlar üzerindeki etkileri arındırılmıştır.

- Özkaynak kalemlerinin düzeltilmesinde, yeniden değerleme değer artış fonu gibi fonların sermayeye ilave edilmesi ortakların sermayeye katkısı olarak dikkate alınmamış; bu tür fonlar sermayeden indirilmiştir. Yedek akçeler, dağıtılmamış kârlar, hisse senedi ihraç primi, iştirak ve gayrimenkul satış karı gibi yeniden değerleme sonucu oluşmamış tutarların sermayeye ilave edilmesi ortaklar tarafından konulan sermaye olarak dikkate alınmıştır. Gerçekleştirilen düzeltme işlemleri sonucunda ödenmiş sermayede kayıtlı nominal değerine göre oluşan artış tutarı mali tablolarda "Ödenmiş sermayenin enflasyona göre düzeltmesinden kaynaklanan sermaye yedekleri" olarak özkaynaklar içinde gösterilmiştir.

- Gelir tablosundaki bütün kalemler ilgili ay için geçerli düzeltme katsayısı kullanılarak düzeltilmiştir. Fiyat endeksinin aylık fiyat değişimlerini gösterecek şekilde yayımlanması nedeniyle, bir ay içinde gerçekleşen tüm işlemler için aynı düzeltme katsayısı kullanılmıştır.

Enflasyonun Banka'nın net parasal durumu üzerindeki etkisi gelir tablosunda "Net parasal pozisyon karı veya zararı" olarak yer almaktadır.

(Yetkili İmza / Kaşe)

- Türk lirası cinsinden iştirakler, bağlı ortaklıklar ve satılmaya hazır portföyde yer alan hisse senetleri, bunlara ilişkin kayıtlı tutarlarından, bu kuruluşların oluşturmalarına izin verilen yeniden değerleme değer artış fonu gibi fonların sermayelerine eklenmesi nedeniyle elde edilen tutarlar ve kur farkları dahil finansman giderleri indirildikten sonra, kalan bakiyeleri dikkate alınarak enflasyona göre düzeltme işlemine tabi tutulmuştur.

  Yabancı para cinsinden iştirak, bağlı ortaklık ve satılmaya hazır portföyde yer alan hisse senetlerinin düzeltilmiş tutarları, bu yatırımların ilgili döviz cinsinden elde etme maliyetlerinin bilanço tarihindeki döviz kurları kullanılarak Türk lirasına çevrilmesi suretiyle hesaplanmıştır.

  Enflasyon muhasebesine göre düzeltilmiş tutarların net gerçekleşebilir değerin üzerinde olması durumunda, değer düşüklüğünün kalıcı veya geçici olması, değer düşüklüğünün oranı gibi kriterler de dikkate alınarak, ilgili iştirak, bağlı ortaklık ve satılmaya hazır portföyde yer alan hisse senetlerinin değeri net gerçekleşebilir değere veya varsa rayiç değere indirilmiştir.

e. Amortismana tabi varlıkların düzeltilmesinde, ilgili mevzuat uyarınca yapılmış olan yeniden değerlemenin ilgili varlıklar üzerindeki etkisi arındırılmıştır. Amortisman varlıkların enflasyon muhasebesine göre düzeltilmiş tutarları üzerinden "Doğrusal yöntem"e göre varlıkların tahmini faydalı ömürleri üzerinden "Kıst esası"na göre ayrılmıştır. Varlıkların faydalı ömürlerine ilişkin bilgiler ilgili dipnotlarda verilmiştir. Önemlilik ilkesi çerçevesinde gerekli görülen varlıklar için bağımsız değerleme kuruluşları tarafından ekspertiz değeri saptanmıştır.

f. Türk Ticaret Kanunu ve Banka'nın ana sözleşmesi çerçevesinde oluşan yedek akçeleri ile Banka'nın ödenmiş sermayesi nominal (enflasyon düzeltmesine tutulmaksızın) değerleriyle aşağıda gösterilmiştir.

	31 Aralık 2003	31 Aralık 2002
Ödenmiş Sermaye	1.200.000	816.000
Kanuni Yedek Akçeler	119.117	78.032
İhtiyari Yedek Akçeler ve Dağıtılmamış Karlar	1.298.453	657.656

g. 31 Aralık 2002 tarihli mali tablolar Başaran Nas Serbest Muhasebeci Mali Müşavirlik A.Ş., a member of PricewaterhouseCoopers, tarafından denetlenmiştir. Yapılan denetim sonucunda söz konusu mali tabloların Banka'nın mali durumunu ve faaliyet sonuçları ve nakit akımlarını Bankalar Kanunu'nun 13üncü maddesi gereğince yürürlükte bulunan düzenlemelerde belirlenen muhasebe ilke ve standartlarına uygun olarak doğru biçimde yansıttığı hususunda görüş bildirilmiştir.

h. Dönem içinde tahakkuk eden ve döneme yaygın olarak yapılan giderler ve sağlanan gelirler, gelir ve gider kalemlerinde gerçekleşen hareketlerin mevsimsellik göstermediği ve döneme eşit biçimde dağılmış olduğunu doğrulayıcı nesnel ölçütlerin var olması durumuna ilişkin açıklama:

   Dönem içinde tahakkuk eden ve döneme yaygın olarak yapılan giderler ve sağlanan gelirler, gelir ve gider kalemlerinde gerçekleşen hareketler mevsimsellik göstermemekte ve döneme eşit biçimde dağılmaktadır. Buradan hareketle tüm gelir ve gider kalemlerinin tek bir "yıllık ortalama" katsayı ile çarpılarak enflasyon düzeltmesine tabi tutulması mümkündür. Ancak Banka daha doğru bir hesaplama ve mali tablo sunumu sağlamak amacıyla "Vergi karşılığı" dışındaki tüm gelir gider kalemlerini ilgili ayların katsayılarını kullanarak enflasyon düzeltmesine tabi tutmuştur. Vergi karşılığının ise niteliği itibariyle yıllık ortalama katsayı kullanılarak düzeltilmesi daha uygun görülmüştür.

(Yetkili İmza / Kaşe)

X. BANKA'NIN YURTİÇİ, YURTDIŞI, KIYI BANKACILIĞI BÖLGELERİNDEKİ ŞUBE İLE YURTDIŞI TEMSİLCİLİKLERİNE İLİŞKİN BİLGİLER

	Sayı	Çalışan Sayısı			
Yurtiçi şube	611	9.898			
			Bulunduğu Ülke		
Yurtdışı temsilcilikler	1	2	1-Fransa		
			2-		
			3-		
				Aktif Toplamı	Yasal Sermaye
Yurtdışı şube	7	59	1- Almanya	1.467.955	356.932
			2-		
			3-		
Kıyı Bankacılığı Bölgesindeki Şubeler	1	5	1- Malta	2.806.228	-
			2-		
			3-		

Başaran Nas
Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi
a member of
PRICEWATERHOUSECOOPERS
Tarafından Görüldü
İstanbul, Tarih

(Yetkili İmza / Kaşe)

XI. BİLANÇO SONRASI HUSUSLARA İLİŞKİN AÇIKLAMA VE DİPNOTLAR

1. **Bilanço sonrası hususlar ile ilgili henüz sonuçlandırılmamış işlemler ve bunların mali tablolara etkisi:**

   Banka Yönetim Kurulu 10 Şubat 2004 tarihinde, iştirak portföyünde bulunan Ak Yatırım Ortaklığı A.Ş.'nin hisselerinden 300 TL (%5) nominal tutarındaki kısmının İMKB'de oluşacak fiyatlardan 1 yıl içinde satışına ve bu satıştan elde edilecek karın sermayeye eklenmesine karar vermiştir.

2. **Kurlarda bilanço tarihinden sonra ortaya çıkan ve açıklanmaması mali tablo kullanıcılarının finansal tablolar üzerinde değerlendirme yapmasını ve karar vermesini etkileyecek önemlilikteki değişikliklerin yabancı para işlemler ile kalemlere ve mali tablolara olan etkisi ile Banka'nın yurtdışındaki faaliyetlerine etkisi:**

   Dördüncü Bölüm V. no'lu dipnotta da görüldüğü üzere, Banka'nın net döviz pozisyonu çok düşük seviyededir. Bu nedenle kurlarda meydana gelen değişikliklerin Banka'nın mali bünyesi üzerinde önemli bir etkisi olmamaktadır.

(Yetkili İmza / Kaşe)
AKBANK T.A.Ş.
GENEL MÜDÜRLÜĞÜ

ALTINCI BÖLÜM
DİĞER AÇIKLAMA VE DİPNOTLAR

I. BANKA'NIN FAALİYETLERİNE İLİŞKİN DİĞER AÇIKLAMALAR

Bulunmamaktadır.

YEDİNCİ BÖLÜM
BAĞIMSIZ DENETİM RAPORUNA İLİŞKİN AÇIKLAMALAR

I. BAĞIMSIZ DENETİM RAPORUNA İLİŞKİN AÇIKLAMALAR

31 Aralık 2003 tarihi itibariyle ve aynı tarihte sona eren döneme ait düzenlenen konsolide olmayan mali tablolar Başaran Nas Serbest Muhasebeci ve Mali Müşavirlik A.Ş. (a member of PricewaterhouseCoopers) tarafından bağımsız denetimden geçmiştir. 16 Şubat 2004 tarihli denetim raporunda, konsolide olmayan mali tabloların Banka'nın 31 Aralık 2003 tarihi itibariyle mali durumunu ve aynı tarihte sona eren döneme ait faaliyet sonuçlarını ve nakit akımlarını, Bankalar Kanunu'nun 13üncü maddesi gereğince yürürlükte bulunan düzenlemelerde belirlenen muhasebe ilke ve standartlarına uygun olarak doğru bir biçimde yansıttığına dair olumlu görüş belirtmiştir.

Başaran Nas
Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi
a member of
PRICEWATERHOUSECOOPERS
Tarafından Görüldü
İstanbul, Tarih

(Yetkili İmza / Kaşe)

CONVENIENCE TRANSLATION INTO ENGLISH OF PUBLICLY AVAILABLE UNCONSOLIDATED FINANCIAL STATEMENTS AND AUDITOR'S REPORT ORIGINALLY ISSUED IN TURKISH, SEE NOTE IN SECTION SIX / II

AKBANK T.A.Ş.

FINANCIAL STATEMENTS AND AUDITOR'S REPORT AT 31 DECEMBER 2003

Başaran Nas Serbest Muhasebeci
Mali Müşavirlik A.Ş.
a member of
PricewaterhouseCoopers
BJK Plaza, Süleyman Seba Caddesi
No:48 B Blok Kat 9 Akaretler
Beşiktaş 34357 İstanbul-Turkey
www.pwc.com/tr
Telephone +90 (212) 326 6060
Facsimile +90 (212) 326 6050

CONVENIENCE TRANSLATION INTO ENGLISH OF AUDITOR'S REPORT ORIGINALLY ISSUED IN TURKISH

AKBANK T.A.Ş.

AUDITOR'S REPORT FOR THE PERIOD 1 JANUARY - 31 DECEMBER 2003

To the Board of Directors of
Akbank T.A.Ş.

1. We have audited the accompanying balance sheet of Akbank T.A.Ş. ("the Bank") at 31 December 2003 and the related statements of income, of cash flows and of changes in shareholders' equity for the year then ended. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. We conducted our audit in accordance with the Uniform Chart of Accounts of banks, accounting standards and the independent audit principles in conformity with Banking Act No. 4389. Those principles require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. In our opinion, the financial statements present fairly, in all material respects, the financial position of Akbank T.A.Ş. at 31 December 2003 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles and standards set out by the regulations, in conformity with Article 13 of the Banking Act.

   Additional paragraph for convenience translation into English:

4. The effects of differences between accounting principles and standards set out by regulations in conformity with Article 13 of the Banking Act No. 4389, accounting principles generally accepted in countries in which the accompanying financial statements are to be distributed and International Financial Reporting Standards ("IFRS") have not been quantified in the accompanying financial statements. Accordingly, the accompanying financial statements are not intended to present the financial position, results of operations and changes in financial position and cash flows in accordance with the accounting principles generally accepted in such countries and IFRS.

Başaran Nas Serbest Muhasebeci
Mali Müşavirlik Anonim Şirketi
a member of
PricewaterhouseCoopers

Zeynep Uras, SMMM
Istanbul, 16 February 2004

CONVENIENCE TRANSLATION INTO ENGLISH OF PUBLICLY AVAILABLE UNCONSOLIDATED FINANCIAL STATEMENTS AND AUDITOR'S REPORT ORIGINALLY ISSUED IN TURKISH, SEE NOTE IN SECTION SIX / II

AKBANK T.A.Ş.

THE REPRESENTATION LETTER OF BANK MANAGEMENT ON THE PUBLICLY AVAILABLE AUDITED UNCONSOLIDATED FINANCIAL STATEMENTS AND NOTES TO THE FINANCIAL STATEMENTS AT 31 DECEMBER 2003

The financial reporting package includes the following sections in accordance with "Communiqué 17-Financial Statements and Related Explanation and Notes" as sanctioned by the Banking Supervision and Regulation Agency:

- **Section one** - GENERAL INFORMATION
- **Section two** - UNCONSOLIDATED FINANCIAL STATEMENTS
- **Section three** - EXPLANATIONS ON SIGNIFICANT ACCOUNTING POLICIES
- **Section four** - INFORMATION RELATED TO FINANCIAL POSITION
- **Section five** - INFORMATION AND DISCLOSURES RELATED TO FINANCIAL STATEMENTS
- **Section six** - OTHER EXPLANATIONS AND NOTES
- **Section seven** - EXPLANATIONS ON INDEPENDENT AUDIT REPORT

The accompanying audited unconsolidated financial statements and notes to these financial statements which are expressed, unless otherwise stated, in billions of Turkish lira in terms of the purchasing power of Turkish lira at 31 December 2003, have been prepared based on the accounting books of the Bank in accordance with the Accounting Application Regulation and the communiqués on accounting standards.

16 February 2004

Özen GÖKSEL Member of the Board of Directors in charge of Internal Audit	Zafer KURTUL President	Balamir YENİ Executive Vice President	Atıl ÖZUS Manager

6115-9/2003 (358)

FINANCIAL STATEMENTS ORIGINALLY ISSUED IN TURKISH, SEE NOTE IN SECTION SIX / II

AKBANK T.A.Ş.

FINANCIAL STATEMENTS
FOR THE PERIOD 1 JANUARY - 31 DECEMBER 2003

CONTENTS

AKBANK T.A.Ş.

FINANCIAL STATEMENTS
FOR THE PERIOD 1 JANUARY - 31 DECEMBER 2003

PAGE

SECTION FOUR
INFORMATION RELATED TO FINANCIAL POSITION

SECTION FIVE
INFORMATION AND DISCLOSURES RELATED TO UNCONSOLIDATED FINANCIAL STATEMENTS

SECTION SIX
OTHER EXPLANATIONS AND NOTES

SECTION SEVEN
EXPLANATIONS ON INDEPENDENT AUDIT REPORT

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 31 December 2003)

SECTION ONE
GENERAL INFORMATION

I. BANK'S SERVICES AND NATURE OF OPERATIONS

Akbank T.A.Ş. ("the Bank" or "Akbank") was established on 30 January 1948 as a private commercial bank, in accordance with the decision of the Council of Ministers, No: 3/6710; it was authorized to perform all economic, financial and commercial activities allowed by the laws of Turkish Republic. As of 31 December 2003, the Bank had 611 branches dispersed throughout the country and 1 representative office and 8 branches operating outside the country (31 December 2002: 618 branches, 1 representative office and 8 branches operating outside the country). As at 31 December 2003, the Bank employed 9,964 people (31 December 2002: 9,011 people). In addition to regular banking operations, the Bank also provides insurance intermediary services as an agency of Aksigorta A.Ş. and Ak Emeklilik A.Ş.

Some of the Bank's shares have been quoted on the Istanbul Stock Exchange since 1990. In 1998, 4.03% of the outstanding share capital of the Bank was offered and sold in an international offering outside of Turkey in the form of Ordinary Shares and American Depository Receipt ("ADR"). As of 31 December 2003, almost 29% of the shares are publicly traded, including the ADRs.

II. INFORMATION ABOUT THE BANK'S MAJOR SHAREHOLDING GROUP

The major shareholding group, directly or indirectly, is Sabancı Group.

III. OTHER INFORMATION

a. Address of the headquarters:

Sabancı Center 34330, 4. Levent / Istanbul

b. Telephone and fax numbers:

Telephone : (0 212) 270 00 44
Fax : (0 212) 269 77 87

c. Internet address and e-mail address:

www.akbank.com

d. Reporting period:

1 January-31 December 2003

AKBANK T.A.Ş.
I- INFLATION ADJUSTED BALANCE SHEETS AT 31 DECEMBER 2003 AND 2002

(Amounts are expressed in billions of Turkish Lira (TL) in terms of purchasing power of TL at 31 December 2003)

	ASSETS		CURRENT PERIOD (31/12/2003)			PRIOR PERIOD (31/12/2002)		
		Notes (Section V)	TL	Foreign Currency	Total	TL	Foreign Currency	Total
I.	**Cash**	(I-a)	**108,419**	**105,262**	**213,681**	**108,769**	**164,988**	**273,757**
1.1	Cash		108,350	-	108,350	108,079	-	108,079
1.2	Foreign Currency		-	102,911	102,911	-	164,639	164,639
1.3	Balances with the Central Bank of Turkey		69	2,351	2,420	690	349	1,039
II.	**Trading Securities (Net)**	(I-b)	**1,244,031**	**5,489,430**	**6,733,461**	**2,469,163**	**2,926,250**	**5,395,413**
2.1	Government Debt Securities		1,244,009	5,473,403	6,717,412	2,469,150	2,905,288	5,374,438
2.1.1	Government Bonds		988,743	5,473,403	6,462,146	1,403,899	2,900,514	4,304,413
2.1.2	Treasury Bills		255,266	-	255,266	1,065,251	4,774	1,070,025
2.1.3	Other		-	-	-	-	-	-
2.2	Share Certificates		22	-	22	13	-	13
2.3	Other Marketable Securities		-	16,027	16,027	-	20,962	20,962
III.	**Banks and Other Financial Institutions**	(I-c)	**2,027**	**927,550**	**929,577**	**2,295**	**1,486,723**	**1,489,018**
3.1	Due from Banks		2,027	927,550	929,577	2,295	1,486,723	1,489,018
3.1.1	Domestic Banks		2,027	-	2,027	2,295	-	2,295
3.1.2	Foreign Banks		-	927,550	927,550	-	1,486,723	1,486,723
3.2	Other Financial Institutions		-	-	-	-	-	-
IV.	**Money Markets**	(I-d)	-	**396,845**	**396,845**	**1,669,256**	**486,770**	**2,156,026**
4.1	Interbank Money Market Placements		-	396,845	396,845	1,669,256	486,770	2,156,026
4.2	Receivables from Istanbul Stock Exchange Money Market		-	-	-	-	-	-
4.3	Receivables from Reverse Repurchase Agreements		-	-	-	-	-	-
V.	**Available-for-sale Securities (Net)**	(I-e)	**5,145,037**	**1,563,062**	**6,708,099**	**3,354,663**	**2,790,443**	**6,145,106**
5.1	Share Certificates		12,266	69	12,335	8,612	76	8,688
5.2	Other Marketable Securities		5,132,771	1,562,993	6,695,764	3,346,051	2,790,367	6,136,418
VI.	**Loans**	(I-f)	**3,836,944**	**4,880,511**	**8,717,455**	**1,342,487**	**5,816,342**	**7,158,829**
6.1	Short-term		2,310,467	945,522	3,255,989	1,165,320	971,221	2,136,541
6.2	Medium and Long-term		1,526,477	3,934,989	5,461,466	177,167	4,845,121	5,022,288
6.3	Loans under Follow-up		70,071	40,490	110,561	78,653	51,068	129,721
6.4	Specific Provisions (-)		70,071	40,490	110,561	78,653	51,068	129,721
VII.	**Factoring Receivables**	(I-g)	-	-	-	-	-	-
VIII.	**Held-to-maturity Securities (Net)**	(I-h)	**644,765**	-	**644,765**	**769,131**	-	**769,131**
8.1	Government Debt Securities		644,765	-	644,765	769,131	-	769,131
8.1.1	Government Bonds		644,765	-	644,765	769,131	-	769,131
8.1.2	Treasury Bills		-	-	-	-	-	-
8.1.3	Other		-	-	-	-	-	-
8.2	Other Marketable Securities		-	-	-	-	-	-
IX.	**Investments and Associates (Net)**	(I-i)	**98,888**	**95,271**	**194,159**	**95,076**	**113,929**	**209,005**
9.1	Financial Investments and Associates		74,580	95,271	169,851	70,768	113,929	184,697
9.2	Non-financial Investments and Associates		24,308	-	24,308	24,308	-	24,308
X.	**Subsidiaries (Net)**	(I-j)	**98,183**	**89,265**	**187,448**	**91,651**	**49,258**	**140,909**
10.1	Financial Subsidiaries		98,183	89,265	187,448	90,392	49,258	139,650
10.2	Non-Financial Subsidiaries		-	-	-	1,259	-	1,259
XI.	**Oher Investments (Net)**	(I-k)	-	-	-	-	-	-
XII.	**Financial Lease Receivables (Net)**	(I-l)	-	-	-	-	-	-
12.1	Gross Financial Lease Receivables		-	-	-	-	-	-
12.2	Unearned Income (-)		-	-	-	-	-	-
XIII.	**Reserve Requirements with the Central Bank of Turkey**		**439,632**	**1,086,460**	**1,526,092**	**223,373**	**1,263,657**	**1,487,030**
XIV.	**Miscellaneous Receivables**	(I-m)	**38,180**	**456**	**38,636**	**53,270**	**542**	**53,812**
XV.	**Accrued Interest and Income Receivable**	(I-n)	**2,072,284**	**489,906**	**2,562,190**	**1,655,601**	**352,611**	**2,008,212**
15.1	Loans		130,001	41,637	171,638	34,760	65,713	100,473
15.2	Marketable Securities		1,926,489	253,465	2,179,954	1,593,278	157,624	1,750,902
15.3	Other		15,794	194,804	210,598	27,563	129,274	156,837
XVI.	**Property and Equipment (Net)**	(I-o)	**573,881**	**6,405**	**580,286**	**507,285**	**30,209**	**537,494**
16.1	Book Value		903,536	7,785	911,321	1,025,026	32,039	1,057,065
16.2	Accumulated Depreciation (-)		329,655	1,380	331,035	517,741	1,830	519,571
XVII.	**Intangible Assets (Net)**	(I-p)	**19,237**	-	**19,237**	**13,991**	-	**13,991**
17.1	Goodwill		-	-	-	-	-	-
17.2	Other		35,788	-	35,788	27,409	-	27,409
17.3	Accumulated Amortisation (-)		16,551	-	16,551	13,418	-	13,418
XVIII.	**Other Assets**	(I-r)	**19,407**	**12,921**	**32,328**	**19,276**	**4,823**	**24,099**
	TOTAL ASSETS		14,340,915	15,143,344	29,484,259	12,375,287	15,486,545	27,861,832

The accompanying notes form an integral part of these financial statements.

AKBANK T.A.Ş.
II- INFLATION ADJUSTED BALANCE SHEETS AT 31 DECEMBER 2003 AND 2002

(Amounts are expressed in billions of Turkish Lira (TL) in terms of purchasing power of TL at 31 December 2003)

	LIABILITIES and SHAREHOLDERS' EQUITY	Notes (Section V)	CURRENT PERIOD (31/12/2003) TL	Foreign Currency	Total	PRIOR PERIOD (31/12/2002) TL	Foreign Currency	Total
I.	**Deposits**	(II-a)	**5,994,439**	**13,108,763**	**19,103,202**	**5,008,047**	**13,901,631**	**18,909,678**
1.1	Bank Deposits		123,627	1,214,463	1,338,090	12,162	522,615	534,777
1.2	Saving Deposits		4,428,654	-	4,428,654	3,449,279	-	3,449,279
1.3	Public Sector Deposits		13,486	-	13,486	7,420	-	7,420
1.4	Commercial Deposits		1,210,987	-	1,210,987	1,309,635	-	1,309,635
1.5	Other Institutions Deposits		217,685	-	217,685	229,551	-	229,551
1.6	Foreign Currency Deposits		-	11,894,300	11,894,300	-	13,379,016	13,379,016
1.7	Gold Vault		-	-	-	-	-	-
II.	**Money Markets**	(II-b)	**602,895**	-	**602,895**	**535,011**	-	**535,011**
2.1	Funds from Interbank Money Market		-	-	-	-	-	-
2.2	Funds from Istanbul Stock Exchange Money Market		-	-	-	-	-	-
2.3	Funds Provided Under Repurchase Agreements		602,895	-	602,895	535,011	-	535,011
III.	**Funds Borrowed**	(II-c)	**33,314**	**3,614,557**	**3,647,871**	**15,768**	**3,652,382**	**3,668,150**
3.1	Funds Borrowed from the Central Bank of Turkey		-	-	-	-	-	-
3.2	Other Funds Borrowed		33,314	3,614,557	3,647,871	15,768	3,652,382	3,668,150
3.2.1	Domestic Banks and Institutions		33,314	14,121	47,435	15,768	3,781	19,549
3.2.2	Foreign Banks, Institutions, and Funds		-	3,600,436	3,600,436	-	3,648,601	3,648,601
IV.	**Marketable Securities Issued (Net)**	(II-d)	-	-	-	-	-	-
4.1	Bills		-	-	-	-	-	-
4.2	Asset Backed Securities		-	-	-	-	-	-
4.3	Bonds		-	-	-	-	-	-
V.	**Funds**	(II-e)	-	-	-	-	-	-
VI.	**Miscellaneous Payables**	(II-f)	**63,990**	**41,092**	**105,082**	**34,117**	**27,933**	**62,050**
VII.	**Other Liabilities**	(II-g)	**13,464**	**26,351**	**39,815**	**23,746**	**37,325**	**61,071**
VIII.	**Taxes and Other Duties Payable**	(II-h)	**52,616**	**495**	**53,111**	**49,262**	**55**	**49,317**
IX.	**Factoring Payables**	(II-i)	-	-	-	-	-	-
X.	**Financial Lease Payables (Net)**	(II-j)	**387**	**10,222**	**10,609**	**929**	**18,793**	**19,722**
10.1	Gross Financial Lease Payables		387	11,605	11,992	929	22,269	23,198
10.2	Deferred Financial Lease Expenses (-)		-	1,383	1,383	-	3,476	3,476
XI.	**Accrued Interest and Expenses Payable**	(II-k)	**174,376**	**214,452**	**388,828**	**188,220**	**276,767**	**464,987**
11.1	Deposits		100,050	41,363	141,413	116,425	51,499	167,924
11.2	Borrowings		2,082	18,824	20,906	1,780	17,418	19,198
11.3	Repurchase Agreements		519	-	519	900	-	900
11.4	Other		71,725	154,265	225,990	69,115	207,850	276,965
XII.	**Provisions**	(II-l)	**479,159**	**6,439**	**485,598**	**380,930**	**3,964**	**384,894**
12.1	General Loan Loss Provision		52,049	-	52,049	34,790	-	34,790
12.2	Reserve for Employment Termination Benefits		11,398	-	11,398	9,080	-	9,080
12.3	Provision for Income Taxes		262,087	-	262,087	334,805	-	334,805
12.4	Insurance Technical Provisions (Net)		-	-	-	-	-	-
12.5	Other Provisions		153,625	6,439	160,064	2,255	3,964	6,219
XIII.	**Subordinated Loans**	(II-l)	-	**4,562**	**4,562**	-	**5,034**	**5,034**
XIV.	**Shareholders' Equity**	(II-m)	**5,037,179**	**5,507**	**5,042,686**	**3,701,918**	-	**3,701,918**
14.1	Paid-in Capital		1,200,000	-	1,200,000	816,000	-	816,000
14.2	Capital Reserves		2,224,102	5,507	2,229,609	2,104,902	-	2,104,902
14.2.1	Share Premium	(II-n)	-	-	-	-	-	-
14.2.2	Share Cancellation Profits		-	-	-	-	-	-
14.2.3	Marketable Securities Valuation Fund	(II-o)	139,324	5,507	144,831	21,068	-	21,068
14.2.4	Revaluation Fund	(II-p)	-	-	-	-	-	-
14.2.5	Evaluation Differences	(II-r)	-	-	-	-	-	-
14.2.6	Other Capital Reserves		-	-	-	-	-	-
14.2.7	Adjustment to share capital		2,084,778	-	2,084,778	2,083,834	-	2,083,834
14.3	Profit Reserves		288,553	-	288,553	-	-	-
14.3.1	Legal Reserves	(II-s)	41,651	-	41,651	-	-	-
14.3.2	Status Reserves		-	-	-	-	-	-
14.3.3	Extraordinary Reserves	(II-t)	246,902	-	246,902	-	-	-
14.3.4	Other Profit Reserves		-	-	-	-	-	-
14.4	Income or (Loss)		1,324,524	-	1,324,524	781,016	-	781,016
14.4.1	Prior Years' Income or (Losses)		-	-	-	-	-	-
14.4.2	Current Year Income or (Loss)		1,324,524	-	1,324,524	781,016	-	781,016
	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		12,451,819	17,032,440	29,484,259	9,937,948	17,923,884	27,861,832

The accompanying notes form an integral part of these financial statements.

AKBANK T.A.Ş.
III- INFLATION ADJUSTED INCOME STATEMENTS FOR THE YEARS ENDED 31 DECEMBER 2003 AND 2002

(Amounts are expressed in billions of Turkish Lira (TL) in terms of purchasing power of TL at 31 December 2003)

	INCOME and EXPENSES	Notes (Section V)	CURRENT PERIOD (31/12/2003)	PRIOR PERIOD (31/12/2002)
I.	**Interest Income**	(III-a)	**3,736,371**	**4,010,257**
1.1	Interest on Loans		976,548	976,193
1.1.1	Interest on TL Loans		759,965	577,906
1.1.1.1	Short-term Loans		553,434	527,795
1.1.1.2	Medium and Long-term Loans		206,531	50,111
1.1.2	Interest on Foreign Currency Loans		202,467	382,382
1.1.2.1	Short-term Loans		48,719	151,104
1.1.2.2	Medium and Long-term Loans		153,748	231,278
1.1.3	Interest on Loans Under Follow-up		14,116	15,905
1.1.4	Premiums Received from Resource Utilisation Support Fund		-	-
1.2	Interest Received from Reserve Requirements with the Central Bank of Turkey		72,334	58,434
1.3	Interest Received from Banks		19,185	50,451
1.3.1	The Central Bank of Turkey		6	18
1.3.2	Domestic Banks		4,193	11,287
1.3.3	Foreign Banks		14,986	39,146
1.4	Interest Received from Money Market Transactions		311,233	858,494
1.5	Interest Received from Marketable Securities Portfolio		2,353,745	2,065,592
1.5.1	Trading Securities		1,672,255	1,059,060
1.5.2	Available-for-sale Securities	(III-c)	615,439	613,493
1.5.3	Held-to-maturity Securities	(III-c)	66,051	393,039
1.6	Other Interest Income		3,326	1,093
II.	**Interest Expense**	(III-b)	**2,003,206**	**2,133,695**
2.1	Interest on Deposits		1,720,584	1,711,636
2.1.1	Bank Deposits		30,138	64,036
2.1.2	Saving Deposits		1,206,800	1,158,523
2.1.3	Public Sector Deposits		119	148
2.1.4	Commercial Deposits		60,709	26,100
2.1.5	Other Institutions Deposits		131,370	127,933
2.1.6	Foreign Currency Deposits		291,448	334,896
2.1.7	Gold Vault		-	-
2.2	Interest on Money Market Transactions	(III-b-4)	185,317	290,048
2.3	Interest on Funds Borrowed		93,356	127,418
2.3.1	The Central Bank of Turkey		-	-
2.3.2	Domestic Banks		9,132	12,775
2.3.3	Foreign Banks		72,408	100,420
2.3.4	Other Financial Institutions		11,816	14,223
2.4	Interest on Securities Issued		-	-
2.5	Other Interest Expenses		3,949	4,593
III.	**Net Interest Income (I-II)**		**1,733,165**	**1,876,562**
IV.	**Net Fees and Commissions Income**		**197,032**	**125,346**
4.1	Fees and Commissions Received		419,484	366,618
4.1.1	Cash Loans		70,106	70,096
4.1.2	Non-cash Loans		20,601	18,973
4.1.3	Other		328,777	277,549
4.2	Fees and Commissions Paid		222,452	241,272
4.2.1	Cash Loans		28,369	13,988
4.2.2	Non-cash Loans		152	647
4.2.3	Other		193,931	226,637
V.	**Dividend Income**		**2,432**	**4,645**
5.1	Trading Securities		-	-
5.2	Available-for-sale Securities		2,432	4,645
VI.	**Net Trading Income/(Loss)**		**1,726,147**	**879,942**
6.1	Trading Gains on Securities (Net)		1,348,620	1,200,804
6.2	Foreign Exchange Gains or (Losses) (Net)	Section III (III-b)	377,527	(320,862)
VII.	**Gains or (Losses) on Securities Held-for-investment**		-	-
VIII.	**Other Operating Income**	(III-d)	**84,524**	**108,079**
IX.	**Operating Income (III+IV+V+VI+VII+VIII)**		**3,743,300**	**2,994,574**
X.	**Provision for Loan Losses and Other Receivables (-)**	(III-e)	**131,443**	**83,157**
XI.	**Other Operating Expenses (-)**	(III-f)	**1,170,432**	**933,032**
XII.	**Net Operating Income (IX-X-XI)**		**2,441,425**	**1,978,385**
XIII.	**Income from Investments and Associates**	(III-g)	**12,198**	**85,764**
XIV.	**Income/(Loss) on Net Monetary Position**		**(413,942)**	**(688,078)**
XV.	**Income Before Income Taxes (XII+XIII+XIV)**		**2,039,681**	**1,376,071**
XVI.	**Provision for Income Taxes (-)**		**715,157**	**595,055**
XVII.	**Net Income/(Loss) Before Extraordinary Items (XV-XVI)**		**1,324,524**	**781,016**
XVIII.	**Extraordinary Income/(Loss) After Taxes**		-	-
18.1	Extraordinary Income/(Loss) Before Taxation		-	-
18.1.1	Extraordinary Income		-	-
18.1.2	Extraordinary Expenses (-)		-	-
18.2	Provision for Taxes on Extraordinary Income (-)		-	-
XIX.	**NET INCOME/(LOSS) (XVII+XVIII)**	(III-h)	**1,324,524**	**781,016**
	Earnings/(Loss) per share in TL full		1,104	957

The accompanying notes form an integral part of these financial statements.

IV. INFLATION ADJUSTED OFF-BALANCE SHEET COMMITMENTS AT 31 DECEMBER 2003 AND 2002

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 31 December 2003)

	OFF-BALANCE SHEET COMMITMENTS	Notes (Section V)	CURRENT PERIOD (31/12/2003)			PRIOR PERIOD (31/12/2002)		
			TL	Foreign Currency	TOTAL	TL	Foreign Currency	TOTAL
A.	**OFF-BALANCE SHEET COMMITMENTS**		**6,892,517**	**7,797,200**	**14,689,717**	**2,304,725**	**7,196,191**	**9,500,916**
I.	**GUARANTEES AND WARRANTIES**	(IV-c), (IV-e)	**818,588**	**1,138,756**	**1,957,344**	**779,494**	**1,252,488**	**2,031,982**
1.1.	Letters of Guarantee		814,145	598,729	1,412,874	779,494	575,620	1,355,114
1.1.1.	Guarantees Subject to State Tender Law		113,185	94,683	207,868	101,799	70,167	171,966
1.1.2.	Guarantees Given for Foreign Trade Operations		-	224,456	224,456	-	291,082	291,082
1.1.3.	Other Letters of Guarantee		700,960	279,590	980,550	677,695	214,371	892,066
1.2.	Bank Acceptances		2	8,335	8,337	-	2,722	2,722
1.2.1.	Import Letter of Acceptance		2	8,335	8,337	-	2,722	2,722
1.2.2.	Other Bank Acceptances		-	-	-	-	-	-
1.3.	Letters of Credit		-	530,781	530,781	-	673,350	673,350
1.3.1.	Documentary Letters of Credit		-	517,260	517,260	-	671,332	671,332
1.3.2.	Other Letters of Credit		-	13,521	13,521	-	2,018	2,018
1.4.	Prefinancing Given as Guarantee		-	-	-	-	-	-
1.5.	Endorsements		-	-	-	-	-	-
1.5.1.	Endorsements to the Central Bank of Turkey		-	-	-	-	-	-
1.5.2.	Other Endorsements		-	-	-	-	-	-
1.6.	Securities Issue Purchase Guatantees		-	-	-	-	-	-
1.7.	Other Guarantees		-	897	897	-	796	796
1.8.	Other Collaterals		4,441	14	4,455	-	-	-
II.	**COMMITMENTS**	(IV-c)	**6,015,935**	**1,404,736**	**7,420,671**	**1,463,904**	**1,584,759**	**3,048,663**
2.1.	Irrevocable Commitments		6,015,935	1,404,736	7,420,671	1,463,904	1,584,759	3,048,663
2.1.1.	Asset Purchase Commitments		525	-	525	-	-	-
2.1.2.	Deposit Purchase and Sales Commitments		-	-	-	-	-	-
2.1.3.	Share Capital Commitments to Associates and Subsidiaries		-	-	-	8,707	-	8,707
2.1.4.	Loan Granting Commitments		-	-	-	-	-	-
2.1.5.	Securities Issue Brokerage Commitments		-	-	-	-	-	-
2.1.6.	Commitments for Reserve Deposit Requirements		-	-	-	-	-	-
2.1.7.	Commitments for Credit Card Limits		5,046,469	1,404,736	6,451,205	1,455,197	1,584,759	3,039,956
2.1.8.	Other Irrevocable Commitments		968,941	-	968,941	-	-	-
2.2.	Revocable Commitments		-	-	-	-	-	-
2.2.1.	Revocable Loan Granting Commitments		-	-	-	-	-	-
2.2.2.	Other Revocable Commitments		-	-	-	-	-	-
III.	**DERIVATIVE FINANCIAL INSTRUMENTS**	(IV-b)	**57,994**	**5,253,708**	**5,311,702**	**61,327**	**4,358,944**	**4,420,271**
3.1.	Forward Foreign Currency Buy/Sell Transactions		17,468	62,307	79,775	60,844	72,630	133,474
3.1.1.	Forward Foreign Currency Transactions-Buy		2,347	35,187	37,534	20,357	46,385	66,742
3.1.2.	Forward Foreign Currency Transactions-Sell		15,121	27,120	42,241	40,487	26,245	66,732
3.2.	Swap Transactions Related to Foreign Currency and Interest Rates		814	5,067,178	5,067,992	-	4,209,546	4,209,546
3.2.1.	Foreign Currency Swap-Buy		-	2,605,060	2,605,060	-	2,140,901	2,140,901
3.2.2.	Foreign Currency Swap-Sell		814	2,462,118	2,462,932	-	2,068,645	2,068,645
3.2.3.	Interest Rate Swaps-Buy		-	-	-	-	-	-
3.2.4.	Interest Rate Swaps-Sell		-	-	-	-	-	-
3.3.	Foreign Currency and Interest Rate Options		-	-	-	-	-	-
3.3.1.	Foreign Currency Options-Buy		-	-	-	-	-	-
3.3.2.	Foreign Currency Options-Sell		-	-	-	-	-	-
3.3.3.	Interest Rate Options-Buy		-	-	-	-	-	-
3.3.4.	Interest Rate Options-Sell		-	-	-	-	-	-
3.4.	Foreign Currency Futures		-	-	-	-	-	-
3.4.1.	Foreign Currency Futures-Buy		-	-	-	-	-	-
3.4.2.	Foreign Currency Futures-Sell		-	-	-	-	-	-
3.5.	Interest Rate Futures		-	-	-	-	-	-
3.5.1.	Interest Rate Futures-Buy		-	-	-	-	-	-
3.5.2.	Interest Rate Futures-Sell		-	-	-	-	-	-
3.6.	Other		39,712	124,223	163,935	483	76,768	77,251
B.	***CUSTODY AND PLEDGES RECEIVED (IV+V)***		***12,591,412***	***1,884,564***	***14,475,976***	***5,780,133***	***2,895,181***	***8,675,314***
IV.	**ITEMS HELD IN CUSTODY**		**11,338,571**	**979,604**	**12,318,175**	**4,928,046**	**2,195,284**	**7,123,330**
4.1.	Customer Fund and Portfolio Balances		-	-	-	-	-	-
4.2.	Investment Securities Held in Custody		10,494,713	752,959	11,247,672	4,274,118	1,295,793	5,569,911
4.3.	Cheques Received for Collection		613,036	18,088	631,124	540,950	14,685	555,635
4.4.	Commercial Notes Received for Collection		230,716	207,339	438,055	112,857	883,630	996,487
4.5.	Other Assets Received for Collection		106	243	349	121	320	441
4.6.	Assets Received for Public Offering		-	-	-	-	-	-
4.7.	Other Items Under Custody		-	870	870	-	542	542
4.8.	Custodians		-	105	105	-	314	314
V.	**PLEDGES RECEIVED**		**1,252,841**	**904,960**	**2,157,801**	**852,087**	**699,897**	**1,551,984**
5.1.	Marketable Securities		63,783	156,548	220,331	11,520	6,864	18,384
5.2.	Guarantee Notes		66,728	112,947	179,675	40,512	185,880	226,392
5.3.	Commodity		-	-	-	-	-	-
5.4.	Warranty		-	-	-	-	-	-
5.5.	Immovables		733,517	200,121	933,638	562,078	132,966	695,044
5.6.	Other Pledged Items		388,813	435,344	824,157	237,977	374,187	612,164
5.7.	Pledged Items-Depository		-	-	-	-	-	-
	TOTAL OFF-BALANCE SHEET COMMITMENTS		19,483,929	9,681,764	29,165,693	8,084,858	10,091,372	18,176,230

The accompanying notes form an integral part of these financial statements.

CONVENIENCE TRANSLATION INTO ENGLISH OF PUBLICLY AVAILABLE FINANCIAL STATEMENTS ORIGINALLY ISSUED IN TURKISH, SEE NOTE IN SECTION SIX / II

AKBANK T.A.Ş.

V- INFLATION ADJUSTED STATEMENTS OF CHANGES IN THE SHAREHOLDERS' EQUITY FOR THE YEARS ENDED 31 DECEMBER 2003 AND 2002

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 31 December 2003)

	STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY	Notes (Section V)	Paid-in Capital	Adjustment to Share Capital	Share Premium	Share Cancellation Profits	Legal Reserves	Status Reserves	Extraordinary Reserves	Other Reserves	Current Year Net Income/(Loss)	Prior Year Net Income/(Loss)	Revaluation Fund	Evaluation Differences	Marketable Securities Valuation Fund	Total
	PRIOR PERIOD (31/12/2002)															
1	Balances at the beginning of period		800,000	3,256,520	-	-	906,048	-	1,366,129	-	(22,385)	(3,518,018)	-	-	-	2,788,294
	Elimination of accumulated deficit	(Section III) XXII	-	(1,286,456)	-	-	(906,048)	-	(1,347,899)	-	22,385	3,518,018	-	-	-	-
2	Net fair value gains/losses		-	-	-	-	-	-	-	-	-	-	-	-	21,068	21,068
3	Foreign exchange differences		-	-	-	-	-	-	-	-	-	-	-	-	-	-
4	Net income for the period		-	-	-	-	-	-	-	-	781,016	-	-	-	-	781,016
5	Dividends		-	-	-	-	-	-	-	-	-	-	-	-	-	-
6	Transfers to legal reserves		-	-	-	-	-	-	-	-	-	-	-	-	-	-
7	Convertible bonds		-	-	-	-	-	-	-	-	-	-	-	-	-	-
8	Issuance of share certificates		16,000	2,230	-	-	-	-	(18,230)	-	-	-	-	-	-	-
9	Capital reserves due to the inflation adjustment of share capital		-	111,540	-	-	-	-	-	-	-	-	-	-	-	111,540
	Closing Balances (1+2+3+4+5+6+7+8)		816,000	2,083,834	-	-	-	-	-	-	781,016	-	-	-	21,068	3,701,918
	CURRENT PERIOD (31/12/2003)															
1	Balances at the beginning of period		816,000	2,083,834	-	-	-	-	-	-	781,016	-	-	-	21,068	3,701,918
	Increases in the period:															
2	Available-for-sale investments		-	-	-	-	-	-	-	-	-	-	-	-	123,763	123,763
2.1.	Net fair value gains/losses	(V-b)	-	-	-	-	-	-	-	-	-	-	-	-	123,763	123,763
3	Cash flow hedge		-	-	-	-	-	-	-	-	-	-	-	-	-	-
3.1.	Net fair value gains/losses		-	-	-	-	-	-	-	-	-	-	-	-	-	-
4	Foreign exchange differences		-	-	-	-	-	-	-	-	-	-	-	-	-	-
	Transferred Amounts:															
5	Available for sale investments		-	-	-	-	-	-	-	-	-	-	-	-	-	-
5.1.	Transferred to net income		-	-	-	-	-	-	-	-	-	-	-	-	-	-
6	*Cash flow hedge*		-	-	-	-	-	-	-	-	-	-	-	-	-	-
6.1.	Transferred to net income		-	-	-	-	-	-	-	-	-	-	-	-	-	-
6.2.	Transferred to assets		-	-	-	-	-	-	-	-	-	-	-	-	-	-
7	*Net current year income*		-	-	-	-	-	-	-	-	1,324,524	-	-	-	-	1,324,524
8	Dividends	(V-c)	-	-	-	-	-	-	-	-	(107,519)	-	-	-	-	(107,519)
9	Transferred to legal reserves	(V-d)	-	-	-	-	41,651	-	631,846	-	(673,497)	-	-	-	-	-
10	Issuance of share certificates	(V-e)	384,000	944	-	-	-	-	(384,944)	-	-	-	-	-	-	-
11	Capital reserves due to the inflation adjustment of share capital		-	-	-	-	-	-	-	-	-	-	-	-	-	-
	Closing balances (1+2+3+4+5+6+7+8+9+10+11)		1,200,000	2,084,778	-	-	41,651	-	246,902	-	1,324,524	-	-	-	144,831	5,042,686

The accompanying notes form an integral part of these financial statements.

VI- INFLATION ADJUSTED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED 31 DECEMBER 2003 AND 2002

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 31 December 2003)

	STATEMENT OF CASH FLOWS	Notes (Section VI)	CURRENT PERIOD (31/12/2003)	PRIOR PERIOD (31/12/2002)
A.	CASH FLOWS FROM BANKING OPERATIONS			
1.1.	**Operating profit before changes in operating assets and liabilities**		1,198,084	229,817
1.1.1.	Interest received		3,298,984	3,324,986
1.1.2.	Interest paid		(2,079,365)	(2,091,221)
1.1.3.	Dividend received		14,630	90,410
1.1.4.	Fees and commissions received		419,484	366,618
1.1.5.	Other income		1,348,620	1,200,804
1.1.6.	Collections from previously written-off loans and other receivables		39,653	50,140
1.1.7.	Payments to personnel and service suppliers		(267,496)	(226,334)
1.1.8.	Taxes paid		(787,875)	(519,887)
1.1.9.	Extaordinary items		-	-
1.1.10.	Other	(VI-a)	(374,609)	(1,277,621)
1.1.11.	Monetary Loss		(413,942)	(688,078)
1.2.	**Changes in operating assets and liabilities**		(2,681,581)	(1,664,831)
1.2.1.	Net (increase)/decrease in trading securities		(1,338,048)	(3,043,316)
1.2.2.	Net (increase)/decrease in due from banks and other financial institutions		56,104	(187,771)
1.2.3.	Net (increase)/decrease in loans		(1,672,810)	(80,962)
1.2.4.	Net (increase)/decrease in other assets		6,947	55,652
1.2.5.	Net increase/(decrease) in bank deposits		803,313	(442,966)
1.2.6.	Net increase/(decrease) in other deposits		(609,790)	1,768,013
1.2.7.	Net increase/(decrease) in funds borrowed		47,133	245,591
1.2.8.	Net increase/(decrease) in payables		-	-
1.2.9.	Net increase/(decrease) in other liabilities	(VI-a)	25,570	20,928
I.	**Net cash provided from banking operations**		(1,483,497)	(1,435,014)
B.	CASH FLOWS FROM INVESTING ACTIVITIES			
II.	**Net cash provided from investing activities**		(683,403)	(570,404)
2.1.	Cash paid for purchase of investments, associates and subsidiaries	(VI-b)	(47,954)	(15,593)
2.2.	Cash obtained from sale of investments, associates and subsidiaries	(VI-c)	6,248	1,923
2.3.	Fixed assets purchases		(125,233)	(119,976)
2.4.	Fixed assets sales		3,106	52,521
2.5.	Cash paid for purchase of investments available-for-sale		(603,347)	(6,136,596)
2.6.	Cash obtained from sale of investments available-for-sale		-	-
2.7.	Cash paid for purchase of investment securities		-	-
2.8.	Cash obtained from sale of investment securities		83,777	5,647,317
2.9.	Extraordinary items		-	-
2.10.	Other		-	-
C.	CASH FLOWS FROM FINANCING ACTIVITIES			
III.	***Net cash provided from financing activities***		(116,632)	(4,758)
3.1.	Cash obtained from funds borrowed and securities issued		-	-
3.2.	Cash used for repayment of funds borrowed and securities issued		-	-
3.3.	Issued capital instruments		-	-
3.4.	Dividends paid		(107,519)	-
3.5.	Payments for finance leases		(9,113)	(4,758)
3.6.	Extraordinary items		-	-
3.7.	Other	(VI-a)	-	-
IV.	**Effect of change in foreign exchange rate on cash and cash equivalents**	(VI-a)	-	-
V.	**Net increase in cash and cash equivalents (I+II+III+IV)**		(2,283,532)	(2,010,176)
VI.	**Cash and cash equivalents at beginning of the year**	(VI-d)	3,823,635	5,833,811
VII.	**Cash and cash equivalents at end of the year (V+VI)**	(VI-d)	1,540,103	3,823,635

The accompanying notes form an integral part of these financial statements.

VII- INFLATION ADJUSTED PROFIT APPROPRIATION STATEMENTS

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 31 December 2003)

	PROFIT APPROPRIATION STATEMENT	CURRENT PERIOD (31/12/2003)	PRIOR PERIOD (31/12/2002)
I.	**DISTRIBUTION OF CURRENT YEAR INCOME**		
1.1.	CURRENT YEAR INCOME	2,039,681	1,376,071
1.2.	TAXES AND DUTIES PAYABLE (-)	715,157	595,055
1.2.1.	Corporate Tax (Income tax)	715,157	595,055
1.2.2.	Income witholding tax	-	-
1.2.3.	Other taxes and duties	-	-
A.	**NET INCOME FOR THE YEAR (1.1-1.2)**	**1,324,524**	**781,016**
1.3.	PRIOR YEARS LOSSES (-)	-	-
1.4.	FIRST LEGAL RESERVES (-)	-	(34,744)
1.5.	OTHER STATUTORY RESERVES (-)	-	-
B.	**NET INCOME AVAILABLE FOR DISTRIBUTION [(A-(1.3+1.4+1.5)]**	**1,324,524**	**746,272**
1.6.	FIRST DIVIDEND TO SHAREHOLDERS (-)	-	(41,362)
1.6.1.	To owners of ordinary shares	-	(41,362)
1.6.2.	To owners of privileged shares	-	-
1.6.3.	To owners of preferred shares	-	-
1.6.4.	To profit sharing bonds	-	-
1.6.5.	To holders of profit and loss sharing certificates	-	-
1.7.	DIVIDENDS TO PERSONNEL (-)	-	-
1.8.	DIVIDENDS TO BOARD OF DIRECTORS (-)	-	(274)
1.9.	SECOND DIVIDEND TO SHAREHOLDERS (-)	-	(450,827)
1.9.1.	To owners of ordinary shares	-	(450,827)
1.9.2.	To owners of privileged shares	-	-
1.9.3.	To owners of preferred shares	-	-
1.9.4.	To profit sharing bonds	-	-
1.9.5.	To holders of profit and loss sharing certificates	-	-
1.10.	SECOND LEGAL RESERVES (-)	-	(6,907)
1.11.	STATUTORY RESERVES (-)	-	-
1.12.	EXTRAORDINARY RESERVES	-	246,902
1.13.	OTHER RESERVES	-	-
1.14.	SPECIAL FUNDS	-	-
II.	**DISTRIBUTION OF RESERVES**		
2.1.	APPROPRIATED RESERVES	-	-
2.2.	SECOND LEGAL RESERVES (-)	-	-
2.3.	DIVIDENDS TO SHAREHOLDERS (-)	-	-
2.3.1.	To owners of ordinary shares	-	-
2.3.2.	To owners of privileged shares	-	-
2.3.3.	To owners of dividend right certificate	-	-
2.3.4.	To profit sharing bonds	-	-
2.3.5.	To holders of profit and loss sharing certificates	-	-
2.4.	DIVIDENDS TO PERSONNEL (-)	-	-
2.5.	DIVIDENDS TO BOARD OF DIRECTORS (-)	-	-
III.	**EARNINGS PER SHARE (*)**		
3.1.	TO OWNERS OF ORDINARY SHARES	1,104	957
3.2.	TO OWNERS OF ORDINARY SHARES (%)	110.4	95.7
3.3.	TO OWNERS OF PRIVILEGED SHARES	-	-
3.4.	TO OWNERS OF PRIVILEGED SHARES (%)	-	-
IV.	**DIVIDEND PER SHARE**		
4.1.	TO OWNERS OF ORDINARY SHARES	-	-
4.2.	TO OWNERS OF ORDINARY SHARES (%)	-	-
4.3.	TO OWNERS OF PRIVILEGED SHARES	-	-
4.4.	TO OWNERS OF PRIVILEGED SHARES (%)	-	-

(*) Given in TL full.

NOTE: The competent authority for the distribution of current year income is the General Assembly of the Shareholders. As of the date these financial statements were prepared, the annual Ordinary General Assembly Meeting of the Shareholders has not yet convened.

The accompanying notes form an integral part of these financial statements.

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 31 December 2003)

SECTION THREE
EXPLANATIONS ON SIGNIFICANT ACCOUNTING POLICIES

I. EXPLANATIONS ON THE PRESENTATION OF FINANCIAL STATEMENTS:

a. The preparation of the financial statements and related notes and explanations in accordance with the Accounting Application Regulation ("AAR") and the other relevant accounting standards that have been promulgated:

The Bank maintains its books of account and prepares its statutory financial statements in Turkish lira in accordance with the Banking Act, Turkish Commercial Code and Turkish tax legislation. These financial statements have been prepared in accordance with the 13th Article titled "Accounting Standards" of the Banking Act No. 4389 and in accordance with Accounting Application Regulation ("AAR") published in the Official Gazette No. 24793 dated 22 June 2002 brought into effect on 1 July 2002 by the Banking Regulation and Supervision Agency ("BRSA") and the communiqués on accounting standards.

b. Preparation of financial statements based on the current purchasing power of Turkish lira:

Financial Reporting in Hyperinflationary Economies Standard stated in the Communiqué 14 on the Accounting Application Regulation ("AAR 14") has become effective as of 1 July 2002.

In accordance with AAR 14, the Bank should prepare its financial statements in the purchasing power of the Turkish lira at the balance sheet date. AAR 14 requires that the financial statements prepared in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the balance sheet date. The corresponding figures for previous periods are restated in the same terms. According to the related communiqué, certain criteria are used to classify an economy as hyperinflationary and one of these criteria is a cumulative three-year inflation rate announced by State Institute of Statistics approaching or exceeding 100%. Inflation adjustments have been performed in accordance with the standards indicated in AAR 14 and by using the wholesale price indices published in the appendix to the AAR 14 and announced by State Institute of Statistics. Detailed information related to the application of inflation accounting is presented in the "Explanation related to inflation accounting" section (Section Five /IX) of the notes to the financial statements.

c. Accounting and evaluation policies adopted in the presentation of financial statements:

The principle accounting policies and evaluation methods adopted in the presentation of financial statements are in accordance with the AAR. These policies and methods are explained in the notes II through XXIII in this section.

II. SUBSIDIARIES, ASSOCIATES AND SHARE CERTIFICATES INCLUDED IN THE AVAILABLE-FOR-SALE PORTFOLIO

Turkish lira denominated investments and associates, subsidiaries and share certificates in the available-for-sale portfolio are adjusted for the effects of inflation to restate cash and cash equivalent contributions in terms of the measuring unit current at the balance sheet date.

Foreign currency denominated investments and associates, subsidiaries and share certificates in the available-for-sale portfolio are valued through the translation of the historical foreign currency amounts by using exchange rates prevailing at the balance sheet date.

When the inflation adjusted value of investments, associates and share certificates is higher than the net realizable value, the carrying amount is reduced to the net realizable or fair value taking into consideration whether the value decrease is temporary or permanent and the ratio of the value decrease.

III. FOREIGN CURRENCY TRANSACTIONS

Foreign currency denominated monetary assets and liabilities are translated with the exchange rates prevailing at the balance sheet date. Gains and losses arising from such transactions are recognized in the income statement under the account of net foreign exchange income/expense. Foreign currency investments included in non-monetary asset which are carried at historical cost are translated with the exchange rates current at the balance sheet date.

a. Foreign exchange rates applied in the conversion of foreign currency transactions in financial statements:

As of 31 December 2003, rates applied for the conversion of foreign currency balances into Turkish lira are TL1,427,500 for USD, TL1,784,660 for EURO and TL13,346 for Yen.

b. Total foreign exchange gains/losses reflected in the year-end net income:

The Bank's net foreign exchange gains reflected in the year-end net income amount to TL377,527.

c. Total amount of foreign currency revaluation fund resulting from foreign exchange gains/losses and changes that occurred within the year:

No foreign currency gains/losses were reflected in the revaluation fund.

d. Significant changes in the foreign exchange rates subsequent to the balance sheet date and their impacts on the financial statements:

The Bank does not have a significant net foreign currency position as disclosed in Section IV-note V. Accordingly, the significant changes in the foreign exchange rates will not have a significant impact on the financial statements.

e. Capitalized foreign currency exchange differences:

There is no foreign currency exchange difference capitalized for the period.

f. Fundamental principles of foreign exchange risk management policy:

The fundamental principles of foreign exchange risk management policy are explained in detail in Section 4, note V.

g. Accounts used for foreign currency translation differences of net investments in foreign subsidiaries and associates, loans and other hedging instruments:

Foreign currency net investments in associates and subsidiaries abroad are converted into Turkish lira with the exchange rates current at the balance sheet date. Foreign currency conversion differences arising from such transactions are recognized as "foreign exchange gains/losses" in the income statement.

h. The method applied for the translation of goodwill arising from the acquisition of a foreign subsidiary and amounts resulted from fair value adjustment of assets and liabilities of such subsidiaries:

The Bank has no goodwill related with acquisition of a foreign subsidiary or resulting from fair value adjustment of assets and liabilities of foreign subsidiaries.

i. Accounts used to record the results arising from sale of a foreign subsidiary:

During the current period, the Bank has not sold any foreign subsidiary.

j. Status and recognition of foreign exchange differences arising from the translation of debt securities issued and monetary financial assets into Turkish lira:

There were no debt securities issued. Foreign exchange differences arising from the translation of monetary financial assets are included in the "foreign exchange gains/losses" in the income statement.

IV. EXPLANATIONS ON DERIVATIVE INSTRUMENTS

The major derivative instruments of the Bank are swaps and currency forwards. There are no embedded derivative transactions originated by the Bank.

The Bank classifies its derivative instruments as held for "Hedging" or "Trading" in accordance with Communiqué 1 on the Accounting Application Regulation "Accounting of Financial Instruments'' ("AAR 1"). All derivative financial instruments are classified as held for trading. Even though certain derivative transactions, while providing effective economic hedges under the Bank's risk management position, do not qualify for hedge accounting under the specific rules in AAR 1, and are therefore treated as derivatives held for trading.

Derivative instruments are measured at cost on initial recognition and the related transaction costs are included in the initial measurement. Payables and receivables arising from the derivative instruments are followed in the off-balance sheet accounts on their contractual values.

After initial recognition, derivative instruments are measured at their fair values and the fair values are included in the balance sheet under either "Accrued Interest and Income Receivable" or "Accrued Interest and Expense Payable" depending on whether they are positive or negative.

Differences due to the measurement of the fair value of trading derivative instruments are included in the income statement.

As of 31 December 2003, fair value of derivatives of the Bank amount to TL187,135 (31 December 2002: TL89,930).

V. OFFSETTING FINANCIAL INSTRUMENTS

Financial assets and liabilities are offset and the net amount is reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the asset and settle the liability simultaneously.

VI. INTEREST INCOME AND EXPENSE

Interest income and expense are recognized in the income statement on an accrual basis. When the Bank management estimates and judges that the collection becomes doubtful, then the interest income is not recognized until the collection is made and any accruals and income recognized in relation to these receivables are reversed.

VII. FEE AND COMMISSION INCOME AND EXPENSES

All fees and commissions income/expenses are recognized on an accrual basis, except for certain commission income and fees for various banking services which are recorded as income at the time of collection. Loan fees and commissions expenses paid to the other financial institutions are recognized as operational costs and recorded on effective yield method. Contract based commission fees regarding purchase and sale of assets are recognized as income at the time of collection.

VIII. TRADING SECURITIES

Trading securities are securities which were either acquired for generating a profit from short-term fluctuations in price or dealer's margin, or are securities included in a portfolio in which a pattern of short-term profit making exists.

All regular way purchases and sales of trading securities are recognized at the settlement date, which is the date that the asset is delivered to/from the Bank. Trading securities are initially recognized at cost and subsequently re-measured at their fair value based on quoted bid prices or amounts derived from cash flow models. However, if fair values cannot be measured reliably, the securities are carried at amortized cost using the effective yield method. All gains and losses arising from these evaluations are reflected in the income statement. Interest earned while holding securities is reported as interest income and dividends received are included separately in dividend income. In case the securities are sold before maturity, the interest income accumulated and recognized in the interest income account is transferred to the trading income account in accordance with Uniform Chart of Accounts.

IX. SALES AND REPURCHASE AGREEMENTS AND SECURITIES LENDING TRANSACTIONS

Securities sold under agreements to repurchase ("repo") are classified as "trading securities", "available-for-sale securities" and "held-to-maturity securities" in the balance sheet according to the investment purposes and measured according to the portfolio to which they belong. Funds deposited under repurchase agreements are accounted under "Funds Provided under Repurchase Agreements" and difference between the sale and repurchase price determined by these repurchase agreements is accrued evenly over the life of the repo agreement using the internal rate of return method.

Funds given against securities purchased under agreements to resell ("reverse repo") are accounted under "Receivables from reverse repurchase agreements" on the balance sheet. The difference between the purchase and resell price determined by these repurchase agreements is accrued evenly over the life of repurchase agreements using the internal rate of return method.

The Bank has no securities lending transactions.

X. EXPLANATION ON INVESTMENT SECURITIES HELD-TO-MATURITY AND INVESTMENT SECURITIES AVAILABLE-FOR-SALE

The Bank classifies and accounts its financial assets as "trading securities", "available-for-sale securities", "originated loans and receivables" and "held-to-maturity securities". Sale and purchase transactions of the financial assets mentioned above are recognized at the "settlement dates". The appropriate classification of financial assets of the Bank is determined at the time of purchase by the Bank management, taking into consideration the purpose of the investment.

Where the estimated recoverable amount of the financial asset, being the present value of the expected future cash flows discounted based on the effective yield, is lower than its carrying value, then it is concluded that the asset under consideration is impaired. Provision is made for the diminution in value of the impaired financial asset and is charged against the income for the year.

a. Investment securities held-to-maturity securities:

Held-to-maturity investments are securities with fixed maturity and fixed or determinable payments where management has both the intent and ability to hold the investments to maturity. Held-to-maturity securities are initially recognized at cost, and subsequently carried at amortized cost using the effective yield method. Interest earned whilst holding held-to-maturity securities is reported as interest income.

The Bank has no financial assets that were initially classified as held-to-maturity which will not be classified as held-to-maturity investments for the following two years due to subsequent changes in classification. There is no diminution in value for the held-to-maturity securities and no provision for impairment is made.

b. Investment securities available-for-sale:

Available-for-sale securities are defined as securities other than the ones classified as "held-to-maturity securities", "trading securities" and "originated loans".

Available-for-sale investment securities are subsequently remeasured at fair value. When the prices cannot be determined reliably, securities are carried at the amortised cost using the effective yield method. Unrealized gains and losses arising from changes in the fair value of securities classified as available-for-sale are recognized in the shareholders' equity as "Marketable securities value increase fund", unless there is a permanent decline in the fair values of such assets or they are disposed. When these securities are disposed or impaired, the related fair value differences accumulated in the shareholders' equity are transferred to the income statement.

Interest earned whilst holding available-for-sale securities is initially recognized as interest income. In case these securities are sold before maturity, the difference between the sales price and initial cost is reflected in the trading income account.

XI. BANK ORIGINATED LOANS AND RECEIVABLES AND SPECIFIC AND GENERAL PROVISIONS

Loans and advances originated by the Bank by providing money, service or goods directly to customers are categorized as originated loans. Loans and receivables originated by the Bank are carried initially at cost and subsequently recognized at the amortized cost value calculated by using effective yield. The expenses incurred for the assets received as collateral are not considered as transaction costs and are recognized in the expense accounts.

If the collectibility of any receivable is identified as limited or doubtful by the Bank management through assessments and estimates, the Bank provides general and specific provisions for these loans and receivables in accordance with the "Decree Related to Principles and Procedures on Determining the Qualifications of Bank Loans with Required Reserves and Other Claims and on Reserves to be Held" published in the Official Gazette dated 30 June 2002, No. 24448 and paragraphs 1 and 12 of article 11 of the Banks Act No:4389. In addition, considering the statistical analysis on possible risks that can arise from consumer loans, the Bank has set aside a general reserve for possible loan losses and accounted it in the "other provisions" in the liabilities. Provision expenses are deducted from the net income of the period. If a receivable for which provision is provided is subsequently collected, it is deducted from the specific provisions and included in "Other Operating Income". Uncollectible receivables are written-off after all the legal procedures are finalized.

XII. GOODWILL AND OTHER INTANGIBLE ASSETS

As of 31 December 2003 and 2002, the Bank has no goodwill.

Intangible assets are measured at the cost of the asset on initial recognition and the related other costs are included in the initial measurement.

Intangibles are amortized over five years (their estimated useful lives) using the straight-line method. The useful life of the asset is determined by assessing the expected useful time of the asset, technical, technological and other kinds of wear and tear and all required maintenance expenses made to utilise the economic benefit from the asset.

The Bank does not expect material changes in the estimation of useful lives, depreciation methods or residual values that may have a significant impact on current period or future periods.

Costs associated with development of computer software programmes and expenditures that enhances and extends the benefits of computer software programmes beyond their original specifications and lives are added to the original cost of the software and capitalized. Capitalized computer software development costs are amortized using the straight-line method over their remaining useful lives.

XIII. PROPERTY AND EQUIPMENT

Property and equipment is measured at its cost when initially recognized and any directly attributable costs of setting up the asset are included in the initial measurement. Property and equipment is carried at cost less accumulated depreciation and any accumulation impairment loss

Depreciation is calculated over the restated amounts of property and equipment using the straight-line method over its estimated useful life. The estimated useful lives are stated below:

Buildings	50 years
Machinery, furniture, fixture and vehicles	5 years

The depreciation charge for items remaining in the property and equipment for less than an accounting period at the balance sheet date is calculated in proportion to the period the item remained in the property and equipment.

Where the carrying amount of an asset is greater than its estimated net realizable value, it is written down immediately to its recoverable amount and the provision for the diminution in value is charged to income statement.

Property and equipment is not carried at a revalued amount in the financial statements.

Gains and losses on disposal of property and equipment are determined by deducting the net book value of the property and equipment from its sales revenue.

Expenditure for the repair and renewal of property and equipment is charged against income. The capital expenditures made in order to increase the capacity of the tangible asset to increase the future benefit of the asset are added to the cost of the tangible asset.

There are no pledges, mortgages and other commitments given to acquire property and equipment and there are no other limitations on property and equipment which restrict the right to use them.

The Bank does not expect any changes in the accounting estimates related with property and equipment that will have a significant impact in the current period or that may have a significant impact on future periods.

XIV. LEASING TRANSACTIONS

Assets acquired under finance lease agreements are capitalized at the inception of the lease at the lower of the fair value of the leased asset or the present value of the amount of cash consideration given for the leased asset. Leased assets are included in the property and equipment and depreciation is charged on a straight-line basis over the useful life of the asset. If there is any diminution in value of the leased asset, provision is provided for the impairment. Liabilities arising from the leasing transactions are included in "Finance Lease Payables" on the balance sheet. Interest and foreign exchange expenses regarding lease transactions are charged to the income statement.

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 31 December 2003)

The Bank does not engage in finance leasing transactions as lessor.

Transactions regarding operational agreements are accounted on an accrual basis in accordance with the related contracts.

XV. PROVISIONS AND COMMITMENTS

Provisions and contingent liabilities are provided for in accordance with Communiqué 8 on the Accounting Application Regulation "Standard for Provisions, Contingent Liabilities and Accounting of Assets" except for the specific and general provisions provided for loans and other receivables.

Provisions are recognized when the Bank has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. Provision for contingent liabilities arisen from past events should be recognized in the period of occurrence. When a reliable estimate of the amount of obligation cannot be made, contingent liability exists. A provision is recognized when it is probable that the contingent event will occur and a reliable estimate can be made.

XVI. OBLIGATIONS RELATED TO EMPLOYEE RIGHTS

Obligations related to employee rights are accounted in accordance with Communiqué 10 on the Accounting Application Regulation ("AAR 10") "Accounting of Obligations Related to Employee Rights".

Provision for notice pay and employment termination benefit liability is calculated by taking the simple arithmetical average of the ratio of the actual payment to the total liability for the last five years before the balance sheet date and applying this ratio to the total liability of the current period in accordance with "ARR 10". Five-year simple arithmetical average of actual payment rates as a basis for provision for employee termination benefits and notice pay is 10.45%. (31 December 2002: 9.64%)

The Bank does not employ any person subject to an agreement where the employment period will terminate in more than 12 months as at 31 December 2003.

The Bank's personnel are members of the "Akbank T.A.Ş. Personnel Pension Fund Foundation" ("Pension Fund"), established in accordance with the Social Security Law, Article no: 20. The financial statements of the Pension Fund have been audited by an actuary according to AAR and it has been reported that neither an actual nor a technical deficit exists; thus, no provision has been calculated.

XVII. TAXES

Corporation tax is payable at a rate of 30% on the total income of the Company after adjusting for certain disallowable expenses, exempt income and investment and other allowances. No further tax is payable unless the profit is distributed. Only for the fiscal year 2004, corporation tax rate will be applied as 33%, in accordance to the Act No:5035 "Amendments to certain tax laws", published in the Official Gazette on 2 January 2004, No:25334.

Dividends paid to non-resident corporations, which have a place of business in Turkey or are resident corporations, are not subject to withholding tax. Otherwise, dividends paid are subject to withholding tax at the rate of 11% (10% effective from 1 January 2004). An increase in capital via issuing bonus shares is not considered as a profit distribution and thus does not incur withholding tax.

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 31 December 2003)

Corporations are required to pay advance corporate tax quarterly at a rate of 30% (33% for 2004) on their corporate income. Advance tax is declared by the 10th and paid by the 17th day of the second month following each calendar quarter end. Advance tax paid by corporations is credited against the annual corporation tax calculated on their annual corporate income. The balance of the advance tax paid may be refunded or used to be offset against other liabilities to the government.

Capital gains derived from the sale of equity investments and immovable held for not less than two years are tax exempt until 31 December 2004, provided that such gains are added to paid-in capital in the year in which they are sold.

Capital expenditures, with some exceptions, over TL5 billion (TL6 billion for 2004) are eligible for investment incentive allowance of 40%, which is deductible from taxable income prior to calculation of the corporate income tax, without the requirement of an investment incentive certificate, and the amount of allowance is not subject to withholding tax. Investment allowances utilised within the scope of investment incentive certificates granted prior to 24 April 2003 are subject to withholding tax at the rate of 19.8%, irrespective of profit distribution.

Under the Turkish Corporate Tax Law, losses can be carried forward to offset against future taxable income for up to five years. Tax losses cannot be carried back to offset profits from previous periods.

In Turkey, there is no procedure for a final and definitive agreement on tax assessments. Companies file their tax returns within four months following the close of the accounting year to which they relate. Tax returns are open for five years from the beginning of the year following the date of filing during which period the tax authorities have the right to audit tax returns, and the related accounting records on which they are based, and may issue re-assessments based on their findings.

The Bank calculates and accounts for deferred income taxes for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in these financial statements.

XVIII. EXPLANATIONS ON BORROWINGS

Trading financial liabilities and derivative instruments are valued with the fair value and the rest of financial liabilities are carried at amortised cost using the effective yield method.

The Bank utilizes various hedging techniques to minimize the currency, interest rate and liquidity risks of its financial liabilities. No convertible bills are issued for the period.

XIX. PAID-IN CAPITAL AND TREASURY STOCK

Transaction costs regarding the issuance of share certificates are accounted as expense in the income statement.

Distribution of profit for the period 1 January-31 December 2002, resolved at the General Meeting of Shareholders, is explained in Section V, Note II-V.

XX. AVALIZED DRAFTS AND ACCEPTANCES

Avalized drafts and acceptances shown as liabilities against assets are included in the off-balance sheet commitments. No material loss is expected as a result of these transactions.

XXI. GOVERNMENT GRANTS

There is no government grant and support for the Bank.

XXII. ELIMINATION OF ACCUMULATED DEFICIT

In accordance with resolution of the General Meeting of Shareholders and the letter of the Banking Regulation and Supervision Agency, dated 29 July 2002, NO:D2M 2/25-8760, the Bank's "Accumulated Loss" as of 31 December 2001 has been offset against "Legal reserves", "Extraordinary reserves" and "Adjustment to share capital".

XXIII. RECLASSIFICATIONS

Where necessary, comparative figures of the prior period, namely 31 December 2002, have been reclassified to conform to changes in presentation in the current period.

SECTION FOUR
INFORMATION RELATED TO FINANCIAL POSITION

I. STRATEGY OF USING FINANCIAL INSTRUMENTS AND EXPLANATIONS ON FOREIGN CURRENCY TRANSACTIONS

The Bank's main operating activity is banking including retail banking, corporate banking, private banking, foreign exchange, money markets and securities transactions (treasury transactions) and international banking services. By nature, the Bank's activities are principally related to the use of financial instruments. As the main funding source, the Bank accepts deposits from customers for various periods and invests these funds in high quality assets with high interest margins. Other than deposits, the Bank's most important funding sources are equity and intermediate and long term borrowings from foreign financial institutions. The Bank follows an assets-liabilities management strategy that mitigates risk and increases earnings by balancing the funds borrowed and the investments on various financial assets with longer periods at higher rates. The Bank has sufficient liquidity. In liquidity management, it is imperative to take into account the term structure of assets and liabilities. The main objective of asset and liability management is to limit the Bank's exposure to liquidity risk, interest rate risk, currency risk and credit risk while increasing profitability and strengthening the Bank's equity. The Asset and Liabilities Committee ("ALCO") manages the assets and liabilities within the trading limits on the level of exposure placed by the Executive Risk Committee ("ERC").

Investments in loans and securities, within the frame of their term structure and market conditions, are the areas that generate an income higher than the average calculated for the overall Bank's areas of activity. In terms of liquidity management, deposit placements in banks have shorter terms and usually lower interest.

To take the advantage of short term capital market fluctuations in currency, interest and price, the Bank takes exposure within the set limits and market conditions. The ERC constantly monitors these exposures and updates the trading limits that are applied according to daily conditions.

The Bank controls and manages the currency risk exposure that arises from foreign currency transactions and foreign currency denominated securities in available-for-sale and other portfolios by using natural hedges that arise from offsetting foreign currency denominated assets and liabilities and with various derivative financial instruments. Currency risk of investments in foreign affiliates and subsidiaries is also managed with similar protective methods.

Interest rate risk is managed on a portfolio basis by using natural hedges that arise from offsetting interest rate sensitive assets and liabilities.

Detailed explanations regarding the Bank's risk management are given in the notes numbered III, IV, V, VI and VII of this section.

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 31 December 2003)

II. CAPITAL ADEQUACY RATIO

a. The Bank's capital adequacy ratio is 44.51% (31 December 2002: 39.07%). This rate is considerably above the minimum rate of 8% that is specified by the pertinent regulation.

b. For the calculation of the capital adequacy ratio, the Bank classifies the risk weighted assets and non-cash loans according to the risk weights defined by the regulations and calculates "Total risk weighed assets" which is the sum of "market risk on securities" and the "currency risk". The following tables show the classifications of risk weighted assets and the calculation of shareholders' equity for the capital adequacy ratio calculation.

c. Information related to capital adequacy ratio:

	Risk Weights			
	0%	20%	50%	100%
Risk Weighted Assets and Non-Cash Loans				
Balance Sheet items (Net)	**18,220,091**	**858,254**	**108,096**	**7,347,681**
Cash	210,668	593	-	-
Due from banks	2,420	857,661	-	71,916
Interbank money market placements	396,845	-	-	-
Receivables from reverse repurchase agreements	-	-	-	-
Reserve requirements with the Central Bank of Turkey	1,526,092	-	-	-
Special finance houses	-	-	-	-
Loans	2,020,028	-	108,096	6,589,331
Loans under follow-up (Net)	-	-	-	-
Subsidiaries, associates and investments available-for-sale	6,695,764	-	-	25,278
Miscellaneous receivables	-	-	-	38,636
Marketable securities held to maturity (Net)	644,765	-	-	-
Advances for assets acquired by financial leasing	-	-	-	-
Financial lease receivables	-	-	-	-
Leased assets (Net)	-	-	-	-
Fixed assets (Net)	-	-	-	596,000
Other assets	6,723,509	-	-	26,520
Off-balance sheet items	**2,207,651**	**1,061,051**	**1,986,471**	**221,904**
Guarantees and warranties	79	789,600	128,931	60,063
Commitments	-	-	1,855,562	-
Other off-balance sheet items	-	-	-	-
Transactions related with derivative financial instruments	-	80,117	-	535
Interest and income accruals	2,207,572	191,334	1,978	161,306
Non-risk weighted accounts	-	-	-	-
Total risk weighted assets	**20,427,742**	**1,919,305**	**2,094,567**	**7,569,585**

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 31 December 2003)

d. Summary information about capital adequacy ratio:

	Current Period 31 December 2003	Prior Period 31 December 2002
Total risk weighted assets (*)	10,721,563	8,680,085
Shareholders' Equity	4,772,421	3,391,589
Shareholders' Equity / Total risk weighted assets (CAR (%))	44.51	39.07

(*)Total risk weighted assets for the current period includes TL1,720,833, the amount subject to market risk (31 December 2002: TL1,212,763).

e. Information about shareholders' equity items:

	Current Period 31 December 2003	Prior Period 31 December 2002
CORE CAPITAL		
Paid-in Capital	1,200,000	816,000
Nominal capital	1,200,000	816,000
Capital Commitments (-)	-	-
Adjustment to share capital	2,084,778	2,083,834
Share premium	-	-
Legal reserves	41,651	-
First legal reserve (Turkish Commercial Code 466/1)	34,744	-
Second legal reserve (Turkish Commercial Code 466/2)	6,907	-
Other legal reserve per special legislation	-	-
Status reserves	-	-
Extraordinary reserves	246,902	-
Reserves allocated by the General Assembly	246,902	-
Retained earnings	-	-
Accumulated loss	-	-
Foreign currency share capital exchange difference	-	-
Profit	1,324,524	781,016
Current period profit	1,324,524	781,016
Prior period profit	-	-
Loss (-)	-	-
Current period loss	-	-
Prior period loss	-	-
Total Core Capital	**4,897,855**	**3,680,850**
SUPPLEMENTARY CAPITAL		
Revaluation Fund	-	-
Securities	-	-
Buildings	-	-
Profit on sale of associates, subsidiaries and buildings to be transferred to share capital	-	-
Revaluation fund of leasehold improvement	-	-
Increase in the value of revaluation fund	-	-
Foreign exchange differences	-	-
General reserves	52,049	34,790

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 31 December 2003)

Provisions for possible losses	63,808	-
Subordinated loans	1,825	3,021
Marketable securities and investment securities value increase fund	144,831	21,068
Associates and subsidiaries	1,617	(5,555)
Investments available-for-sale	143,214	26,623
Investments held for structural transactions	-	-
Total Supplementary Capital	**262,513**	**58,879**
TIER III CAPITAL	-	-
CAPITAL	**5,160,368**	**3,739,729**
DEDUCTIONS FROM THE CAPITAL	**387,947**	**348,140**
Investments in unconsolidated financial companies whose main activities are money and capital markets, insurance and that operate with licenses provided in accordance with special laws	368,664	332,069
Leasehold improvements	3,523	9,986
Installation costs	-	-
Prepaid expenses	15,760	6,085
The negative difference between the market values and the carrying amounts for unconsolidated investments, subsidiaries, other investments and fixed assets	-	-
Subordinated loans given to other banks which operate in Turkey	-	-
Goodwill (Net)	-	-
Capitalized expenses	-	-
Total Shareholders' Equity	**4,772,421**	**3,391,589**

III. CREDIT RISK

a. Credit risk is the risk that the counterparts may be unable to meet the terms of the agreements. This risk is monitored by reference to credit risk ratings and managed by limiting the aggregate risk to any individual counterparty, group of companies and industry. While determining credit risks, criteria such as the customers' financial strength, commercial capacities, sectors, geographic areas and capital structures are evaluated. Analysis of the financial position of the customers are based on the statements of account and other information. Previously determined credit limits are revised constantly where appropriate. Collaterals, corporate and personal guarantees are determined on a customer basis.

Credit disbursement is primarily based on the limits determined on customer and product basis carefully followed up; information on risk and limits information is closely monitored.

b. There are risk control limits set for the market risks and credit risks arise from forward and option agreements and other similar agreements.

c. When necessary, derivative instruments are exercised to control and to offset credit risks that can especially originate from foreign exchange and interest rate fluctuations.

And information regarding risk and limit is closely monitorized.

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 31 December 2003)

d. Non-cash loans turned to cash loans are included in the same risk group as cash loans which are not collected on maturity. Credit risk management is applied for all positions involving counter party risk.

Rescheduled or restructured loans are followed in their relevant groups until all receivable from the loans is collected. Monitoring continues until receivable from loan is completely collected.

The Bank considers that long-term commitments are more exposed to credit risk than short-term commitments, and points such as defining risk limits for long term risks and obtaining collaterals are treated in a wider extent than short term risks.

e. The Bank's banking activities in foreign countries and crediting transactions do not constitute an important risk in terms of the related countries' economic conditions and activities of customers and companies.

When considered within the financial activities of other financial institutions, the Bank as an active participant in the national and international banking market, is not exposed to a significant credit risk. As seen in the balance sheet, the ratio of loans under follow-up to total loans is 1.3% (31 December 2002: 1.8%) and 100% provision has been provided.

f. 1. The proportion of the Bank's top 100 cash loan balances in total cash loans is 59% (31 December 2002: 83%).

2. The proportion of the Bank's top 100 non-cash loan balances in total non-cash loans is 74% (31 December 2002: 75%).

3. The proportion of the Bank's cash and non-cash loan balances with the first 100 customers comprise 20% of total cash loans and non-cash loans (31 December 2002: 25%).

g. The Bank provided a general provision amounting to TL52,049 (31 December 2002: TL34,790).

h. Information according to geographical concentration:

	Assets	Liabilities***	Non-cash loans	Capital Expenditures	Net Income/(Loss)
Current Period – 31 December 2003					
Domestic	27,516,178	18,516,780	1,950,017	197,071	1,272,150
European Union Countries	1,382,763	3,213,410	3,718	184,536	26,940
OECD Countries *	46,327	2,188,626	-	-	-
Off-shore Banking Regions	1,453	2,369	-	-	25,434
USA , Canada	113,225	425,375	3,609	-	-
Other Countries	42,706	95,013	-	-	-
Unallocated Assets/liabilities**	-	-	-	-	-
Total	29,102,652	24,441,573	1,957,344	381,607	1,324,524
Prior Period					
Domestic	25,756,387	19,341,290	1,905,032	186,727	727,836
European Union Countries	1,003,846	4,411,268	54,003	163,187	21,422
OECD Countries *	58,625	94,317	-	-	-
Off-shore Banking Regions	64,518	-	-	-	31,758
USA , Canada	627,700	284,430	4,640	-	-
Other Countries	842	28,609	68,307	-	-
Unallocated Assets/liabilities**	-	-	-	-	-
Total	27,511,918	24,159,914	2,031,982	349,914	781,016

* OECD Countries other than EU countries, USA and Canada.
** Unallocated assets/liabilities which could not be distributed according to a consistent principal.
*** Equity not included.

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 31 December 2003)

i. Sectoral concentrations for cash loans:

	Current Period 31 December 2003				Prior Period 31 December 2002			
	TL	(%)	FC	(%)	TL	(%)	FC	(%)
Agricultural	14,884	0.39	625	0.01	8,038	0.60	5,568	0.10
Farming and raising livestock	11,761	0.31	625	0.01	6,430	0.48	5,568	0.10
Forestry	2,760	0.07	-	-	1,382	0.10	-	-
Fishing	363	0.01	-	-	226	0.02	-	-
Manufacturing	524,718	13.68	1,121,281	22.98	280,580	20.90	1,174,574	20.19
Mining	2,459	0.06	1,905	0.04	2,960	0.22	3,351	0.06
Production	520,894	13.58	1,115,460	22.86	276,760	20.62	1,165,544	20.03
Electric, gas and water	1,365	0.04	3,916	0.08	860	0.06	5,679	0.10
Construction	11,013	0.29	3,569	0.07	7,744	0.58	84,177	1.45
Services	439,397	11.45	1,766,548	36.20	161,312	12.02	2,322,297	39.93
Wholesale and retail trade	228,705	5.96	622,547	12.76	102,582	7.64	875,185	15.04
Hotel, food and beverage services	4,140	0.11	10,157	0.21	2,291	0.17	11,406	0.20
Transportation and telecommunication	9,284	0.24	201,000	4.12	4,371	0.33	663,424	11.41
Financial institutions	172,053	4.48	862,552	17.67	44,924	3.35	745,379	12.82
Real estate and renting services	269	0.01	-	-	107	0.01	-	-
Self-employment services	3,582	0.09	10,458	0.21	2,132	0.16	10,666	0.18
Education services	983	0.03	-	-	468	0.03	-	-
Health and social services	20,381	0.53	59,834	1.23	4,437	0.33	16,237	0.28
Other	2,846,932	74.19	1,988,488	40.74	884,813	65.90	2,229,726	38.33
Total	3,836,944	100.00	4,880,511	100,00	1,342,487	100.00	5,816,342	100.00

IV. MARKET RISK

The Bank considers currency risk and interest rate risk as the most important components of market risk. The ERC sets critical risk limits for market risk and through close monitoring of the markets and overall economy, such limits are updated as necessary. These limits and implementation of strategies are assigned to various levels of management in order to enhance control effectiveness. The Bank's market risk position is calculated and reported to the ERC members daily and weekly. The table below shows how the market risk is calculated in accordance with the Regulation related to the Measurement and Evaluation of the Bank's Capital Adequacy, published in the Official Gazette dated 31 January 2002, No. 24567 and the Regulation related to the Market Risk Calculation by the Standard Method.

	Balance
Capital to be employed for interest rate risk – standard method	120,920
Capital to be employed for general market risk	120,802
Capital to be employed for specific risk	118
Capital to be employed for options subject to interest rate risk	-
Capital to be employed for common stock position risk - standard method	3
Capital to be employed for general market risk	2
Capital to be employed for specific risk	1
Capital to be employed for options subject to common stock position risk	-
Capital to be employed for currency risk - standard method	16,744
Capital liability	16,744
Capital to be employed for options subject to currency risk	-
Total Value-at-risk (VAR)-Internal Model	-
Total capital to be employed for market risk	(*) 137,667
Amount subject to market risk	(*) **1,720,833**

(*) As the "amount subject to market risk", only TL137,667 (8% of TL1,720,888) is used in the calculation of the market risk related to the capital adequacy ratio which is given in Section IV, note II. TL137,667 is the minimum amount of capital that can hedge the mentioned risk.

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 31 December 2003)

V. CURRENCY RISK

The difference between the Bank's foreign currency denominated and foreign currency indexed assets and liabilities is defined as the "Net Foreign Currency Position" and is the basis of currency risk. Foreign currency denominated assets and liabilities, together with purchase and sale commitments, give rise to foreign exchange exposure. This risk is managed by using natural hedges that arise from offsetting foreign currency denominated assets and liabilities; the remaining open foreign exchange exposures are hedged on a portfolio basis with derivative financial instruments that include primarily forward foreign exchange contracts and currency swaps. The Board, taking into account the recommendations by ERC, sets a limit for the size of foreign exchange exposure, which is closely monitored by ALCO.

The Bank's foreign exchange bid rates as of the date of the financial statements and for the last five days prior to that date:

	USD	EURO	Yen
Balance Sheet Evaluation Rate	TL 1,427,500	TL 1,784,660	TL 13,346
1. Day bid rate	TL 1,380,000	TL 1,723,344	TL 12,892
2. Day bid rate	TL 1,390,000	TL 1,730,967	TL 12,993
3. Day bid rate	TL 1,403,000	TL 1,746,735	TL 13,108
4. Day bid rate	TL 1,390,000	TL 1,730,689	TL 12,974
5. Day bid rate	TL 1,400,000	TL 1,736,980	TL 13,041

The simple arithmetic average of the Bank's foreign exchange bid rates for the last thirty days preceding the balance sheet date for major foreign currencies are shown in the table below:

USD : TL 1,415,417
EURO : TL 1,725,003
Yen : TL 13,104

As of 31 December 2002:

	USD	EURO	Yen
Balance Sheet Evaluation Rate	TL 1,655,000	TL 1,727,985	TL 13,923

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 31 December 2003)

Information on the Bank's currency risk:

The table below summarizes the Bank's exposure to foreign currency exchange rate risk, categorized by currency. Foreign currency indexed assets, classified as Turkish lira assets according to Uniform Chart of Accounts, are considered as foreign currency assets for the calculation of Net Foreign Currency Position. Therefore, the difference between the sum of the foreign currency assets in the following table and in the balance sheet is equal to the sum of foreign currency indexed assets. The Banks' real position, both in financial and economic terms, is presented in the table below:

	EURO	USD	Yen	Other FC (*)	Total
Current Period – 31 December 2003					
Assets					
Cash (cash in vault, effectives, money in transit, cheques purchased) and balances with the Central Bank of Turkey	46,916	52,704	59	5,583	105,262
Due from banks and other financial institutions	530,905	371,677	3,812	21,156	927,550
Trading securities	271,553	5,217,877	-	-	5,489,430
Available-for-sale securities	7,961	2,190,157	-	-	2,198,118
Loans	1,067,895	3,886,500	-	23,728	4,978,123
Subsidiaries, investments and associates	89,265	-	-	95,271	184,536
Held-to-maturity securities	-	644,765	-	-	644,765
Property and equipment	4,934	1,471	-	-	6,405
Goodwill	-	-	-	-	-
Other assets	803,788	1,661,397	6	-	2,465,191
Total assets	2,823,217	14,026,548	3,877	145,738	16,999,380
Liabilities					
Bank deposits	260,227	922,852	18	31,366	1,214,463
Foreign currency deposits	4,502,208	6,927,057	5,763	459,272	11,894,300
Funds borrowed	30,607	3,583,950	-	-	3,614,557
Marketable securities issued	-	-	-	-	-
Miscellaneous payables	29,802	8,808	367	2,115	41,092
Other liabilities	49,784	207,031	42	5,664	262,521
Total liabilities	4,872,628	11,649,698	6,190	498,417	17,026,933
Net On Balance Sheet Position	(2,049,411)	2,376,850	(2,313)	(352,679)	(27,553)
Net Off Balance Sheet Position					
Financial derivative assets	2,354,596	125,783	2,696	239,129	2,722,204
Financial derivative liabilities	86,111	2,435,238	1,268	8,362	2,530,979
Non-cash loans	411,797	715,762	1,824	9,373	1,138,756
Prior Period – 31 December 2002					
Total Assets	2,500,619	15,103,878	2,109	215,650	17,822,256
Total Liabilities	4,240,972	13,154,516	12,449	515,947	17,923,884
Net On Balance Sheet Position	(1,740,353)	1,949,362	(10,340)	(300,297)	(101,628)
Net Off Balance Sheet Position	1,939,564	(1,928,812)	-	171,197	181,949
Non-cash loans	368,549	857,648	7,740	18,551	1,252,488

(*) Of the "other FC" total assets amounting TL145,738, TL108,823 is in English Pounds and TL29,039 in Swiss Franc. Of the total liabilities amounting TL498,417, TL343,809 is in English Pounds and TL73,452 in Swiss Francs.

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 31 December 2003)

VI. INTEREST RATE RISK

"Interest Rate Risk" can be defined as the impact of interest rate changes on interest-sensitive assets and liabilities of the Bank. The Executive Risk Committee sets limits for the interest rate sensitivity of assets and liabilities and the sensitivity is closely monitored and reported weekly. In case of high market fluctuations, daily reporting and analyses on transaction bases are made.

The Bank manages the interest rate risk on a portfolio basis and tries to minimize the risk effect on the profitability, financial exposure and cash flows by applying different strategies. Basic methods such as: using fixed or floating interest rates for different portfolios and maturities, setting the fixed margin in floating rates, varying the rates for the short or long-term positions are applied actively.

a. Interest rate sensitivity of assets, liabilities and off-balance sheet items based on reprising dates:

1- Current Period- 31 December 2003	Up to 1 Month	1 – 3 Months	3 – 6 Months	6 – 12 Months	1 Year and Over	Demand	Total
Assets							
Cash (cash in vault, effectives, money in transit, cheques purchased) and balances with the Central Bank of Turkey	-	-	-	-	-	213,681	213,681
Due from banks and other financial institutions (*)	1,087,183	49,874	-	-	-	189,365	1,326,422
Trading securities	546,502	1,049,682	649,783	1,037,286	3,450,186	22	6,733,461
Available-for-sale securities	772,346	914,294	635,056	2,436,547	1,937,521	12,335	6,708,099
Loans	2,583,911	1,225,322	2,353,184	1,395,028	1,160,010	-	8,717,455
Held-to-maturity securities	-	-	644,765	-	-	-	644,765
Other assets	2,085,951	387,006	933,534	575,695	144,732	1,013,458	5,140,376
Total assets	7,075,893	3,626,178	5,216,322	5,444,556	6,692,449	1,428,861	29,484,259
Liabilities							
Bank deposits	1,513,385	315,278	14,670	1,409	-	96,243	1,940,985
Other deposits	9,120,008	3,037,521	1,052,245	1,288,331	95,140	3,171,867	17,765,112
Miscellaneous payables	-	-	-	-	-	105,082	105,082
Marketable securities issued	-	-	-	-	-	-	-
Funds borrowed	1,100,714	1,962,187	305,305	276,096	3,569	-	3,647,871
Other liabilities	160,493	32,226	33,087	32,603	145,590	5,621,210	6,025,209
Total liabilities	11,894,600	5,347,212	1,405,307	1,598,439	244,299	8,994,402	29,484,259
Balance Sheet Interest Sensitivity Gap	(4,818,707)	(1,721,034)	3,811,015	3,846,117	6,448,150	(7,565,541)	-
Off-Balance Sheet Interest Sensitivity Gap(**)	44,990	18,028	2,788	71,617	(2)	-	137,421
Total Interest Sensitivity Gap	(4,773,717)	(1,703,006)	3,813,803	3,917,734	6,448,148	(7,565,541)	137,421

(*) Receivable and payable amounts related to "money market" transactions are included in "Due From Banks and Other Financial Institutions" item under assets and "Bank Deposits" item under liabilities relatively.

(**) This balance represents the interest rate sensitivity of net amount of receivables and payables from derivative financial instruments which are presented under off-balance sheet commitments.

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 31 December 2003)

2- Prior Period 31 December 2002	Up to 1 Month	1 – 3 Months	3 – 6 Months	6 – 12 Months	1 Year and Over	Demand	Total
Assets							
Cash (cash in vault, effectives, money in transit, cheques purchased) and balances with the Central Bank of Turkey	-	-	-	-	-	273,757	273,757
Due from banks and other financial institutions	3,414,696	116,572	-	-	-	113,776	3,645,044
Trading securities	706,318	1,124,803	405,833	2,654,380	504,066	13	5,395,413
Available-for-sale securities	-	1,114,379	2,339,638	2,682,401	-	8,688	6,145,106
Loans	1,726,868	1,348,490	2,674,859	833,149	575,463	-	7,158,829
Held-to-maturity securities	-	34,470	734,661	-	-	-	769,131
Other assets	1,894,651	197,874	1,160,671	258,497	37,510	925,349	4,474,552
Total assets	7,742,533	3,936,588	7,315,662	6,428,427	1,117,039	1,321,583	27,861,832
Liabilities							
Bank deposits(*)	770,096	187,833	45,743	1,863	-	64,253	1,069,788
Other deposits	10,267,486	3,468,229	898,599	601,276	152,344	2,986,967	18,374,901
Miscellaneous payables	-	-	-	-	-	62,050	62,050
Marketable securities issued	-	-	-	-	-	-	-
Funds borrowed	1,564,537	1,280,077	401,215	354,575	67,746	-	3,668,150
Other liabilities	188,045	86,620	18,025	175,665	21,173	4,197,415	4,686,943
Total liabilities	12,790,164	5,022,759	1,363,582	1,133,379	241,263	7,310,685	27,861,832
Balance Sheet Interest Sensitivity Gap	(5,047,631)	(1,086,171)	5,952,080	5,295,048	875,776	(5,989,102)	-
Off-Balance Sheet Interest Sensitivity Gap (**)	21,852	31,971	(2,498)	20,941	-	-	72,266
Total Interest Sensitivity Gap	(5,025,779)	(1,054,200)	5,949,582	5,315,989	875,776	(5,989,102)	72,266

(*) Receivable and payable amounts related to "money market" transactions are included in "Due From Banks and Other Financial Institutions" item under assets and "Bank Deposits" item under liabilities relatively.

(**) This balance represents the interest rate sensitivity of net amount of receivables and payables from derivative financial instruments which are presented under off-balance sheet commitments.

b. Effective average interest rates for monetary financial instruments:

1- Current Period- 31 December 2003	EURO	USD	Yen	TL
Assets	%	%	%	%
Cash (cash in vault, effectives, money in transit, cheques purchased) and balances with the Central Bank of Turkey	0.80	0.41	-	16.00
Due from banks and other financial institutions	2.24	0.77	-	26.40
Trading securities	9.16	5.73	-	61.24
Investment securities available-for-sale	9.22	7.50	-	34.61
Loans	5.82	4.13	-	43.20
Investment securities held-to-maturity	-	10.35	-	-
Liabilities				
Bank deposits	2.83	2.56	-	24.49
Other deposits	2.46	2.25	-	22.49
Miscellaneous payables	-	-	-	-
Marketable securities issued	-	-	-	-
Funds provided from other financial institutions	2.69	2.85	-	25.31

Average interest rates given in the table above are the weighted average rates of the related balance sheet items.

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 31 December 2003)

2- Prior Period - 31 December 2002	EURO	USD	Yen	TL
Assets	%	%	%	%
Cash (cash in vault, effectives, money in transit, cheques purchased) and balances with the Central Bank of Turkey	1.43	0.55	-	25.00
Due from banks and other financial institutions	3.16	1.19	-	44.01
Trading securities	9.32	9.00	-	59.42
Available-for-sale securities	-	8.49	-	55.23
Loans	5.15	6.61	-	53.11
Held-to-maturity securities	-	10.67	-	86.77
Liabilities				
Bank deposits	4.11	3.56	-	56.25
Other deposits	3.29	2.30	-	37.13
Miscellaneous payables	-	-	-	-
Marketable securities issued	-	-	-	-
Funds borrowed	3.25	2.93	-	44.71

Average interest rates given in the table above are the weighted average rates of the related balance sheet item.

VII. LIQUIDITY RISK

Liquidity risk arises from mismatching maturities of assets and liabilities. The Bank balances the maturities of the related assets and liabilities according to specific criteria, which keeps the mismatching of maturities under control. A major objective of the Bank's asset and liability management is to ensure that sufficient liquidity is available to meet the Bank's commitments to customers and to satisfy the Bank's own liquidity needs. For this objective, the Bank holds sufficient amount of short term funds. The Executive Risk Committee sets limits on the maturity mismatch of assets and liabilities and these limits are updated as necessary. Liquidity risk is measured and reported on a weekly basis. The Bank also analyses its liquidity risk on a daily and transaction basis, if there are significant market fluctuations.

The most important funding resources of the Bank is the equity capital that is placed mainly in interest earning assets, the diversified and steady deposit base and the long-term funds borrowed from international institutions. In spite of a substantial portion of deposits from individuals being short-term, deposits are diversified by number and type, and maturities of a great portion of deposits are renewed, which indicates that these deposits will provide a long-term and stable source of funding for the Bank.

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 31 December 2003)

Breakdown of assets and liabilities according to their outstanding maturities:

	Demand(*)	1-3 Months	3-6 Months	6-12 Months	1 Year and over	Total
Current Period - 31 December 2003						
Assets						
Cash (cash in vault, effectives, money in transit, cheques purchased) and Balances with the Central Bank of Turkey	213,681	-	-	-	-	213,681
Due from banks and other financial institutions	1,276,548	49,874	-	-	-	1,326,422
Trading securities	546,524	786,330	649,783	1,250,599	3,500,225	6,733,461
Available-for-sale securities	21,055	2,077	312,673	3,229,808	3,142,486	6,708,099
Loans	1,883,784	1,115,919	1,049,073	1,759,443	2,909,236	8,717,455
Held-to-maturity securities	-	-	322,382	-	322,383	644,765
Other assets(**)	2,046,261	377,294	603,240	611,180	521,271	5,140,376
Total assets	5,987,853	2,331,494	2,937,151	6,851,030	10,395,601	29,484,259
Liabilities						
Bank deposits	1,609,628	315,278	14,670	1,409	-	1,940,985
Other deposits	12,291,875	3,037,521	1,052,245	1,288,331	95,140	17,765,112
Funds borrowed	343,318	320,781	197,960	1,540,740	1,245,072	3,647,871
Marketable securities issued	-	-	-	-	-	-
Miscellaneous payables	105,082	-	-	-	-	105,082
Other liabilities(***)	251,296	46,484	310,427	32,603	5,384,399	6,025,209
Total liabilities	14,601,199	3,720,064	1,575,302	2,863,083	6,724,611	29,484,259
Net Liquidity Gap	(8,613,346)	(1,388,570)	1,361,849	3,987,947	3,670,990	-
Prior Period-31 December 2002						
Total Assets(**)	6,787,129	1,993,580	3,487,328	7,468,335	7,224,061	27,861,832
Total Liabilities	14,739,730	3,871,453	1,719,384	2,201,581	5,329,684	27,861,832
Net Liquidity Gap	(7,952,601)	(1,877,873)	1,767,944	5,266,754	1,894,377	-

(*)Since the formats can not be changed in the table "Maturity breakdown of assets and liabilities", items that have maturities up to one month are accepted as demand items. The current and prior period balances of the related items are shown below:

	Current Period-31 December 2003	Prior Period-31 December 2002
Assets	TL4,029,173	TL2,509,064
Liabilities	TL11,333,090	TL11,688,475

(**) A maturity breakdown is not given for the investments, subsidiaries, fixed and intangible assets but their sum is included in the total. Therefore, the sum of the columns is not equal to the "Total Columns" and the difference is TL 981,130 and TL 901,399 for the current and prior periods, respectively.

(***) Shareholders' equity is included within the "1 year and over" column.

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 31 December 2003)

VIII. PRESENTATION OF FINANCIAL ASSETS AND LIABILITIES WITH THEIR FAIR VALUES

The fair value of held-to-maturity assets is based on market prices or when this information is not available, broker/dealer price quotations for securities with similar yield, maturity and other terms are used.

Expected fair value of the demand deposits represents the amount to be paid in case of demand. Fair value of the floating rate placements and the overnight deposits represents the book value. Expected fair value of the fixed rate deposits is calculated through the internal rate of return method using the interbank money market interest rates of similar liabilities.

The fair value of marketable securities issued is calculated according to broker price quotations and if it is not available, according to amounts derived from cash flow models.

The following table summarizes the carrying amounts and fair values of the financial assets and liabilities defined in Communiqué 17 on the Accounting Application Regulation that are not carried at fair value in the financial statements. Book value of the assets and liabilities represents the sum of the acquisition cost and related income accruals.

	Book Value		Fair value	
	Current Period 31 December 2003	Prior Period 31 December 2002	Current Period 31 December 2003	Prior Period 31 December 2002
Financial Assets	9,487,964	9,611,158	9,487,964	9,611,158
Due from banks and other financial institutions	929,668	1,489,399	929,668	1,489,399
Available-for-sale securities	7,600,288	6,854,718	7,600,288	6,854,718
Held-to-maturity securities	958,008	1,267,041	958,008	1,267,041
Financial Liabilities	23,018,474	22,827,000	23,018,474	22,827,000
Bank deposits	1,341,841	536,705	1,341,841	536,705
Other deposits	17,902,774	18,540,897	17,902,774	18,540,897
Funds borrowed	3,668,777	3,687,348	3,668,777	3,687,348
Marketable securities issued	-	-	-	-
Miscellaneous Payables	105,082	62,050	105,082	62,050

IX. ACTIVITIES CARRIED OUT ON BEHALF AND ACCOUNT OF OTHER PERSONS

The Bank carries out trading, custody, management and consulting services on others' behalf and account. The Bank has no trust transactions.

X. OPERATIONAL SEGMENTS

Other than main banking services, the Bank also provides retail, private, corporate, international banking and fund management services.

In 2003, within the restructuring program that was launched, it was decided to also serve small business customers through retail banking centres. The Bank offers a variety of retail services such as deposit accounts, customer loans, credit cards, insurance products and wealth management services under a customer-focused approach and utilises technology-intensive means to reach the customers. Having one of the most extensive branch networks among the banks in Turkey, the Bank's line of retail banking products and services also includes bank cards, automatic payment services, foreign currency trading, safe deposit box rentals, checks, money transfers, investment banking, telephone and internet banking.

Private banking serves the members of the upper-income groups who have expectations for utmost service quality both in banking and investment transactions. The target is to satisfy the financial needs of these customers whether in Turkey or abroad, and to offer the most suitable investment alternatives.

Corporate banking suppliers financial solutions and banking services to large-scale corporate customers. Among the products and services offered to corporate and commercial customers are Turkish Lira and foreign currency denominated working capital loans, medium-term financing for investments, foreign trade financing, export factoring, letters of credit and guarantee, foreign currency trading, corporate finance services and cash and deposit management services. In addition, and at the customer's request, the Bank delivers timely and effective solutions to enable its corporate customers to better handle their working capital through cash management services that include specially designed collection and payment services and liquidity and information management. Under investment banking, project finance loans are provided.

The fund management services are provided by the Treasury Division that consists of four units: Turkish Lira, Foreign Currency, Marketing and Special Products. The Turkish Lira and Foreign Currency Units trade in Turkish Lira and foreign currency instruments on a spot and forward basis, in treasury bills, government bonds and other domestic and foreign securities with an "AAA" rating. The Marketing Unit, utilising the advantage of the Bank's extensive branch network, trade government bonds, T-bills and derivatives such as swaps, futures and options.

International banking is represented through a branch in Malta, seven branches in Germany, a representative office in Paris and the relevant units at the Headquarters in Istanbul. The Bank works with more than 1,000 correspondent banks located in 120 countries and provides a service for foreign trade financing, foreign currency and Turkish lira clearances. The international banking units seek out long-term funding opportunities at prices below those that fully reflect country risks, to try to diversify the sources of funding and create a base of international investors for that purpose.

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 31 December 2003)

SECTION FIVE
INFORMATION AND DISCLOSURES RELATED TO UNCONSOLIDATED FINANCIAL STATEMENTS

I. INFORMATION AND DISCLOSURES RELATED TO ASSETS

a. Information related to the account of the Central Bank of Turkey:

	Current Period 31 December 2003	Prior Period 31 December 2002
Demand Unrestricted Amount	2,420	1,039
Time Unrestricted Amount	-	-
Total	2,420	1,039

b. Additional information on trading securities, in net amounts:

1. Information related to trading securities given as collateral or blocked:
Trading securities given as collateral or blocked are composed of TL and foreign currency government bonds.

	Current Period 31 December 2003		Prior Period 31 December 2002	
	TL	FC*	TL	FC*
Share certificates	-	-	-	-
Government bonds, Treasury bills and similar investment securities	73,197	167,114	377,853	177,169
Other	-	-	-	-

* Foreign Currency

2. Trading securities subject to repurchase agreements:

	Current Period 31 December 2003		Prior Period 31 December 2002	
	TL	FC*	TL	FC*
Government bonds	-	-	419,646	-
Treasury bills	-	-	-	-
Other debt securities	-	-	-	-
Bank bonds and bank guaranteed bonds	-	-	-	-
Asset backed securities	-	-	-	-
Other	-	-	-	-

* Foreign Currency

c. Information on foreign banks account:

	Unrestricted Amount		Restricted Amount **	
	Current Period 31 December 2003	Prior Period 31 December 2002	Current Period 31 December 2003	Prior Period 31 December 2002
European Union countries	747,776	685,263	54,952	114,293
USA and Canada	61,535	599,492	15,850	28,208
OECD Countries*	46,327	58,625	-	-
Off-shore banking regions	-	-	-	-
Other	1,110	842	-	-
Total	856,748	1,344,222	70,802	142,501

* OECD countries except EU countries, ABD and Canada.
** The restricted amounts are the time deposits hold in accordance with the contracts of securitization loans

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 31 December 2003)

d. Information on receivables from reverse repurchase agreements:

Both as of 31 December 2003 and 31 December 2002, the bank has no reverse repurchase agreements.

e. Information on investment securities available-for-sale:

1. Types of investment securities available-for-sale:

   Investment securities available-for-sale are composed of TL and FC government bonds, TL treasury bills and share certificates of institutions that the Bank has less than 10% share.

2. Information on investment securities available-for-sale:

	Current Period 31 December 2003	Prior Period 31 December 2002
Debt securities	6,695,764	6,136,418
Quoted in a stock exchange	4,574,208	4,353,848
Not quoted (*)	2,121,556	1,782,570
Share certificates	52,396	52,108
Quoted in a stock exchange	48,103	48,102
Not quoted	4,293	4,006
Impairment provision (-)	(40,061)	(43,420)
Total	6,708,099	6,145,106

(*) Not traded on the balance sheet date, although quoted on a stock exchange.

3. Characteristics of investment securities available-for-sale given as collateral and their carrying value:

Investment securities available-for-sale given as collateral are composed of TL and foreign currency government bonds. The sum of the acquisition cost amounting TL875,725 and the interest accruals amounting TL191,105 is the carrying value of these securities, TL1,066,830. (31 December 2002: TL1,006,073).

4. Investment securities available-for-sale given as collateral or blocked are stated with their acquisition costs:

	Current Period 31 December 2003		Prior Period 31 December 2002	
	TL	FC*	TL	FC*
Share certificates	-	-	-	-
Bond, T-bill and similar investment securities	415,552	460,173	244,988	607,894
Other	-	-	-	-

* Foreign Currency

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 31 December 2003)

5. Investment securities available-for-sale subject to repurchase agreements are stated with their acquisition costs:

	Current Period 31 December 2003		Prior Period 31 December 2002	
	TL	FC*	TL	FC*
Government bonds	554,236	-	-	-
Treasury bills	-	-	-	-
Other debt securities	-	-	-	-
Bank bonds and bank guaranteed bonds	-	-	-	-
Asset backed securities	-	-	-	-
Other	-	-	-	-

* Foreign Currency

f. Information related to loans:

1. Information on all types of loans and advances given to shareholders and employees of the Bank:

	Current Period 31 December 2003		Prior Period 31 December 2002	
	Cash Loans	Non-cash loans	Cash Loans	Non-cash loans
Direct loans granted to shareholders	33,842	52,237	93,972	19,821
Corporate shareholders	33,842	52,237	93,972	19,821
Real person shareholders	-	-	-	-
Indirect Loans granted to shareholders	207,994	284,112	273,134	364,212
Loans granted to employees	7,599	-	2,829	-

2. Information on the first and second group loans and other receivables including loans that have been restructured or rescheduled:

Cash Loans	Standard Loans and Other Receivables		Loans and Other Receivables Under Close Monitoring	
	Loans and other receivables	Restructured or Rescheduled	Loans and other receivables	Restructured or Rescheduled
Non-specialized loans	8,666,300	-	51,155	-
Discount Notes	56,142	-	-	-
Export loans	991,599	-	2,031	-
Import loans	-	-	-	-
Loans given to financial sector	762,127	-	-	-
International loans	456,847	-	-	-
Consumer loans	1,842,444	-	14,799	-
Credit cards	717,215	-	30,082	-
Precious metals loans (Gold , etc...)	-	-	-	-
Other	3,839,926	-	4,243	-
Specialized lending	-	-	-	-
Other receivables	-	-	-	-

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 31 December 2003)

3. Loans according to their maturity structure:

	Standard Loans and Other Receivables		Loans and Other Receivables Under Close Monitoring	
	Loans and other receivables	Restructured or Rescheduled	Loans and other receivables	Restructured or Rescheduled
Short-term loans	3,204,834	-	51,155	-
Non-specialized loans	3,204,834	-	51,155	-
Specialized loans	-	-	-	-
Other receivables	-	-	-	-
Medium and long-term loans	5,461,466			
Non-specialized loans (*)	5,461,466	-	-	-
Specialized loans	-	-	-	-
Other receivables	-	-	-	-

(*)Loans extended with a maturity over a year are classified as medium and long-term loans. As the time goes on, the maturity gets shorter and as of 31 December 2003, the average maturity of total loans is 362 days, slightly shorter than a year.

4. Information on consumer loans:

	Short-term	Medium and long-term	Total	Accrued interest and income receivable
Consumer loans-TL	451,169	1,339,126	1,790,295	23,637
Real estate loans	3,442	120,090	123,531	1,865
Automotive loans	160,723	1,065,034	1,225,758	16,247
Consumer loans	198,737	149,865	348,602	5,394
Personnel loans	3,462	4,137	7,599	131
Other consumer loans	84,805	-	84,805	-
Consumer loans- Indexed to FC	6,650	60,298	66,948	220
Real estate loans	2,038	19,737	21,775	96
Automotive loans	4,544	40,341	44,885	100
Consumer loans	68	220	288	24
Personnel loan	-	-	-	-
Other consumer loans	-	-	-	-
Credit cards	747,297	-	747,297	15,609
Total consumer loans	1,205,116	1,399,424	2,604,540	39,466

5. Loans according to type of borrowers:

	Current Period 31 December 2003	Prior Period 31 December 2002
Public	2,264,389	2,222,361
Private	6,453,066	4,936,468

6. Domestic and foreign loans: Loans are classified according to the locations where the customers are active:

	Current Period 31 December 2003	Prior Period 31 December 2002
Domestic loans	8,260,608	6,903,788
Foreign loans	456,847	255,041

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 31 December 2003)

7. Loans granted to subsidiaries and investments:

	Current Period 31 December 2003	Prior Period 31 December 2002
Direct loans granted to subsidiaries and investments	7,687	2,181
Indirect loans granted to subsidiaries and investments	-	-

8. Specific provisions provided against loans:

Specific provisions	Current Period 31 December 2003	Prior Period 31 December 2002
Loans and receivables with limited collectibility	12,036	40,013
Loans and receivables with doubtful collectibility	1,324	7,638
Uncollectible loans and receivables	97,201	82,070

9. Information on loans and other receivables included in loans under follow-up account (Net):

9(i). Information on loans and other receivables restructured or rescheduled and classified under follow-up accounts: None.

9(ii). The movement of loans and other receivables under follow-up:

	III. Group	IV. Group	V. Group
	Loans and receivables with limited collectibility	Loans and receivables with doubtful collectibility	Uncollectible loans and receivables
Prior period end balance	40,013	7,638	82,070
Additions (+)	43,710	1,259	787
Transfers from other categories of loans under follow-up (+)	-	55,091	57,082
Transfers to other categories of loans under follow-up (-)	55,091	57,082	651
Collections (-)	11,074	4,708	23,871
Monetary Loss (-)	5,456	844	9,484
Write-offs (-)	66	30	8,732
Current period end balance	12,036	1,324	97,201
Specific provision (-)	12,036	1,324	97,201
Net Balance on balance sheet	-	-	-

9(iii). Information on foreign currency loans and other receivables under follow-up:

	III. Group	IV. Group	V. Group
	Loans and receivables with limited collectibility	Loans and receivables with doubtful collectibility	Uncollectible loans and receivables
Current Period: 31 December 2003			
Period end balance	612	117	39,761
Specific provision (-)	612	117	39,761
Net Balance on balance sheet	-	-	-
Prior period: 31 December 2002			
Period end balance	30,519	361	20,188
Specific provision (-)	30,519	361	20,188
Net Balance on balance sheet	-	-	-

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 31 December 2003)

10. The policy followed-up for the collection of uncollectible loans and other receivables:

Uncollectible loans and other receivables are tried to be liquidated through the collection of collaterals and legal procedures.

g. Information on factoring receivables: None.

h. Information on held-to-maturity securities(Net):

1. Information on investment securities held-to-maturity:

As of 31 December 2003, the entire investment securities held-to-maturity is composed of foreign currency indexed government bonds.

	Current Period 31 December 2003	Prior Period 31 December 2002
Debt securities	644,765	769,131
Quoted in a stock exchange	-	-
Not quoted (*)	644,765	769,131
Impairment provision (-)	-	-
Total	644,765	769,131

(*)Not traded on the balance sheet date, although quoted on the stock exchange.

2. The movement of investment securities held-to-maturity:

	Current Period 31 December 2003	Prior Period 31 December 2002
Beginning Balance	769,131	6,416,447
Foreign currency differences on monetary assets	(94,114)	-
Purchases during year	-	-
Disposals through sales and repayments or transfers to other categories (*)	(30,252)	(5,647,316)
Impairment provision	-	-
Period end balance	644,765	769,131

(*)Prior to the introduction of the Accounting Application Regulations, investment securities were followed up in the accounts "Marketable securities portfolio" and "Investment securities". Thus, the amount "Disposals through sales and repayments or transfers to other categories" for the prior period includes mostly the transfers to other categories according to the new classification.

3(i). Information on accounts in which investment securities held-to-maturity recorded:

	Current Period 31 December 2003				Prior Period 31 December 2002			
	Historical Cost		Valuation		Historical Cost		Valuation	
Investment securities held-to-maturity	TL	FC(**)	TL	FC(**)	TL	FC(**)	TL	FC(**)
Given as collateral or blocked	259,333	-	378,650	-	274,822	-	457,490	-
Subject to repo transactions	-	-	-	-	-	-	-	-
Held for structural position	-	-	-	-	-	-	-	-
Receivables from securities lending	-	-	-	-	-	-	-	-
Collaterals on securities lending	-	-	-	-	-	-	-	-
Other (*)	385,432	-	579,358	-	494,309	-	809,551	-

(*) Other items include securities that are not given as collateral, blocked, or subject to any other transactions.
(**) Foreign Currency

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 31 December 2003)

3(ii). Main features of investment securities held-to-maturity given as collateral or blocked:

All the investment securities held-to-maturity given as collateral are composed of foreign currency indexed government bonds.

Investment securities held-to-maturity given as collateral or blocked:

	Current Period 31 December 2003		Prior Period 31 December 2002	
	TL	FC*	TL	FC*
Share certificates	-	-	-	-
Bonds and similar investment securities	259.333	-	274.822	-
Other	-	-	-	-

*Foreign Currency

3(iii). Investment securities held-to-maturity subject to repurchase transactions: None.

3(iv). Investment securities held-to-maturity held for structural position: None.

i. Information on investments (Net):

1. General information on investments:

Description	Address (City/Country)	Bank's share percentage-If different voting percentage(%)	Bank's risk group share percentage (%)
BNP Ak Dresdner Bank A.Ş.	Istanbul/Turkey	39.99	40.00
Ak Yatırım Ortaklığı A.Ş.	Istanbul/ Turkey	45.62	45.62
Sabancı Bank Plc.	London/England	37.00	100.00
Oralitsa İnşaat Malzemeleri San. ve Tic. A.Ş. (under liquidation)	Istanbul/ Turkey	18.93	96.30
Temsa Termo Mekanik San. ve Tic. A.Ş.	Adana/ Turkey	14.89	48.70
I-Bimsa Uluslararası İş, Bilgi ve Yönetim Sistemleri A.Ş.	Istanbul/ Turkey	10.00	50.00

2. Main financial figures of the investments, in the order of the above table:

In the table below, financial statement figures of the related investments other than BNP-AK Dresdner Bank A.Ş. and Sabancı Bank plc are from the nominal financial statements which are not subject to inflation adjustments. The financial figures are obtained from the financial statements of the related companies, dated 30 September 2003.

Total Assets	Shareholders' Equity	Total Fixed Assets	Interest Income	Income from marketable securities portfolio	Current Period Income/Loss	Prior Period Income /Loss	Fair Value(*)
509,706	175,225	13,468	82,449	53,762	29,262	30,379	67,705
18,798	17,930	6	965	965	3,960	2,616	6,876
1,087,107	321,236	917	53,745	15,586	13,392	14,235	95,271
1,139	1,103	30	-	-	430	197	-
133,420	8,221	25,379	-	-	22,386	(45,927)	22,871
9,087	579	909	-	-	(1,266)	298	1,436

* For the firms that are not quoted on the stock exchange, it is the acquisition cost after the impairment provision, if any, and is equal to the value given in the financial statements.

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 31 December 2003)

3. Accounting method used for the valuation of investments: Disclosed in note II of the Section Three.

4. The movement schedule of investments:

	Current Period 31 December 2003	Prior Period 31 December 2002
Balance at the beginning of the period	209,005	149,472
Movements during the period		
Purchases	-	5,711
Free shares obtained from current year's profit	-	56,442
Dividends from current year profit	-	-
Sales	-	-
Revaluation increase	-	-
Value increase/(decrease)	3,812	(6,051)
Foreign exchange/inflation difference	(18,658)	3,431
Balance at the end of the period	194,159	209,005
Capital commitments	-	-
Share percentage at the end of the period (%)	-	-

5. The valuation of the investments made in investments and associates:

	Current Period 31 December 2003	Prior Period 31 December 2002
Valuation with cost(*)	187,283	205,940
Valuation with fair value	6,876	3,065
Valuation with equity method(**)	-	-

(*) It is the acquisition cost after the impairment provision, if any, and is equal to the value given in the financial statements.
(**) The valuation with equity method is not used.

6. Information on sectors and the related amounts of the investments:

Investments	Current Period 31 December 2003	Prior Period 31 December 2002
Banks	162,975	181,632
Insurance companies	-	-
Factoring companies	-	-
Leasing companies	-	-
Finance companies	-	-
Other financial investments	6,876	3,065

7. Investments quoted on a stock exchange:

	Current Period 31 December 2003	Prior Period 31 December 2002
Quoted to domestic stock exchanges	6,876	3,065
Quoted to international stock exchanges	-	-

8. Investments sold in the current period: None.

9. Investments purchased in the current period: None.

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 31 December 2003)

j. Information on subsidiaries (Net):

1. Accounting method used for the valuation of subsidiaries: Disclosed in Note II of Section 3.

2. Information on subsidiaries:

Description	Address (City/Country)	Bank's share percentage-If different voting percentage(%)	Bank's risk group share percentage (%)
Ak Portföy Yönetimi A.Ş.	Istanbul/Turkey	99.99	100.00
Ak Yatırım Menkul Değerler A.Ş.	Istanbul/ Turkey	99.80	100.00
Ak Emeklilik A.Ş.	Istanbul/ Turkey	73.35	99.35
Akbank International N.V.	Rotterdam/Holland	100.00	100.00
Ak Global Funding B.V.	Rotterdam/Holland	100.00	100.00

3. Main financial figures of the subsidiaries, in the order of the above table:

In the below table, financial statement figures of the related subsidiaries other than Ak Yatırım Menkul Değerler A.Ş. and Akbank International N.V. are from the nominal financial statements which are not subject to inflation adjustments. The financial figures are obtained from the financial statements of the related companies dated 30 September 2003.

Total Assets	Shareholders' Equity	Total Fixed Assets	Interest Income	Income from marketable securities portfolio	Current Period Profit/Loss	Prior Period Profit/Loss	Fair value(*)
7,174	6,921	249	1,261	-	3,827	1,487	3,155
174,717	83,626	33,724	52,931	9,110	7,909	(6,209)	71,469
72,785	32,304	966	9,801	5,939	2,720	3,964	23,559
316,705	77,735	3,728	6,981	6,957	(1,754)	(2,011)	89,233
-	-	-	-	-	-	-	32

Operations of Ak Global Funding B.V. have not commenced yet and the Bank's investment in this firm is insignificant.
* There is not any subsidiary quoted on the stock exchange. Their fair values are the acquisition costs after the impairment provision, if any, and they are equal to the values given in the financial statements.

4. Movement schedule of subsidiaries:

	Current Period 31 December 2003	Prior Period 31 December 2002
Balance at the beginning of the period	140,909	98,643
Movements during the period		
Purchases(**)	47,954	9,882
Free shares obtained	5,058	39,725
Dividends from current year income	-	-
Sales/liquidations (*)	(6,248)	(3,170)
Revaluation increase	-	-
Impairment provision	-	(5,641)
Currency translation differences arising from foreign investments	(225)	1,470
Balance at the end of the period	187,448	140,909
Capital commitments	-	8,400
Share percentage at the end of the period (%)	-	-

(*) Amounts for Ak Ödeme Sistemleri A.Ş. and Aknet Bilgi İşlem San. ve Tic. A.Ş. which were liquidated in 2003.
(**) As of 31 December 2003, "purchases" fully shows the capital injections.

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 31 December 2003)

5. Valuation of subsidiaries:

	Current Period 31 December 2003	Prior Period 31 December 2002
Valuation with cost (*)	187,448	140,909
Valuation with fair value	-	-
Valuation with equity method (**)	-	-

(*)It is the acquisition cost after the impairment provision, if any, and is equal to the value given in the financial statements.
(**)Valuation with the equity method is not used.

6. Sectoral information on subsidiaries and the related carrying amounts.

Investments	Current Period 31 December 2003	Prior Period 31 December 2002
Banks	89,233	49,223
Insurance companies	23,559	15,838
Factoring companies	-	-
Leasing companies	-	-
Finance companies	-	-
Other financial investments	74,656	74,589

7. Subsidiaries quoted on a stock exchange: None.

8. Information on subsidiaries sold in the current period: None.

9. Subsidiaries purchased in the current period: None

k. Information on other investments:

As of 31 December 2003, the Bank has no joint ventures.

l. Information on finance lease receivables (Net): None.

m. Information on receivables arising from term sales of assets included in miscellaneous receivables: None.

n. Information on accrued interest and income receivables:

1. Information on accrued interest and income receivables:

Accrued interest and income receivables	Current Period 31 December 2003		Prior Period 31 December 2002	
	TL	FC*	TL	FC*
Interest receivables	11,731	119	10,521	19
Interest accruals	118,074	41,478	24,151	65,683
Loan commissions and other income receivables	-	-	-	-
Loan commissions and other income accruals	196	40	88	11

*Foreign Currency

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 31 December 2003)

2. Information on other accrued interest and income receivables:

Other accrued interest and income	Current Period 31 December 2003		Prior Period 31 December 2002	
	TL	FC*	TL	FC*
Trading securities	771,524	202,998	446,568	96,812
Investment securities available-for-sale	841,722	50,467	648,800	60,812
Investment securities held-to-maturity	313,243	-	497,910	-
Interest accruals of reverse repo transactions	-	-	-	-
Interest accruals of reserve deposits	15,244	1,942	18,330	-
Income accruals of financial derivative instruments	518	190,725	515	89,708
Interest and income accruals	-	5,905	-	5,392
Income accrual of foreign exchange gains	518	184,820	515	84,316
Income accruals of financial lease income	-	-	-	-
Other	32	2,137	8,718	39,566

* Foreign Currency

o. Information on property and equipment: (Net)

	Land and buildings	Leased fixed assets	Vehicles	Other tangible fixed assets	Total
Prior Period End : 31 December 2002					
Cost	445,622	32,968	-	578,475	1,057,065
Accumulated depreciation(-)	100,093	1,829	-	417,649	519,571
Net book value	345,529	31,139	-	160,826	537,494
Current Period End : 31 December 2003					
Net book value at beginning of the period	345,529	31,139	-	160,826	537,494
Additions	50,813	630	-	71,424	122,867
Disposals(-)	958	-	-	2,148	3,106
Impairment	(6,013)	-	-	-	(6,013)
Depreciation (-)	9,331	1,414	-	60,211	70,956
Currency translation differences resulting from foreign investments	-	-	-	-	-
Closing net book value	380,040	30,355	-	169,891	580,286

In accordance with the appraisal for the current period, an impairment charge of TL6,013 for buildings is accounted in the financial statements at 31 December 2003. Property and equipment with an inflation adjusted cost of TL248,469 is offset with the same amount accumulated depreciation; thus, the net book value seen in the table above is unchanged.

p. Information on intangible assets:

The Banks' intangible assets are the software programs.

1. Estimated useful lives and depreciation rates: 5 years.

2. Amortisation methods used: Straight-line method.

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 31 December 2003)

3. Cost and accumulated amortisation at the beginning and end of the period:

	Nominal book values	Accumulated amortisation	Net Value
Balance at the beginning of the period	27,409	13,418	13,991
Balance at the end of the period	35,788	16,551	19,237

4. Reconciliation of movements on fixed asset for the current period:

	Current Period
Beginning balance	13,991
Amounts formed internally	-
Additions due to mergers, transfers and acquisitions	8,379
Unused and disposed items (-)	-
Increases or decreases in the revaluation fund	-
Impairment charges	-
Reversal of impairment charges	-
Depreciation expenses (-)	3,133
Currency translation differences arising from foreign investments	-
Other differences in book values	-
Period end balance	19,237

5. The Bank has no single intangible asset which is material in the financial statements as a whole.

6. Information on intangible assets which were acquired with government incentives. None.

7. Intangible assets that are restricted or pledged: None.

8. Commitments given for the acquisition of intangible assets: None.

9. Intangible assets that are revalued: None.

10. Information on research and development expenses: None.

r. Information related with other assets:

1. The total of prepaid expenses is TL15,760 (31 December 2002: TL6,085) and the total prepaid tax is TL46 (31 December 2002: TL33).

2. Other assets amounts to TL32,328 (31 December 2002: TL24,099) on the balance sheet and does not exceed 10% of the total assets, excluding the off-balance sheet commitments.

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 31 December 2003)

II. INFORMATION AND DISCLOSURES RELATED TO LIABILITIES

a. Information about deposits:

1. Information on maturity structure of the deposits:

1(i). Current Period-31 December 2003:

	Demand	With 7 days notification	Up to 1 month	1-3 Month	3-6 Month	6 Month-1 Year	1 Year and over
Saving deposits	427,678	-	1,308,211	1,674,428	492,253	426,354	99,730
Foreign currency deposits	1,849,861	-	1,529,894	4,772,877	1,982,584	1,033,224	725,860
Residents in Turkey	1,820,053	-	1,415,625	4,679,250	1,735,944	566,333	225,295
Residents abroad	29,808	-	114,269	93,627	246,640	466,891	500,565
Public sector deposits	13,465	-	12	-	9	-	-
Commercial deposits	774,036	-	186,823	134,403	12,459	7,912	95,354
Other institutions deposits	106,827	-	7,631	35,021	2,704	64,812	690
Gold vault	-	-	-	-	-	-	-
Bank deposits	96,243	-	404,253	493,495	270,013	72,677	1,409
Central Bank of Turkey	-	-	-	-	-	-	-
Domestic Banks	663	-	196,588	-	2,000	2,000	-
Foreign Banks	38,166	-	207,665	493,495	268,013	70,677	1,409
Special financial institutions	57,414	-	-	-	-	-	-
Other	-	-	-	-	-	-	-
Total	3,268,110	-	3,436,824	7,110,224	2,760,022	1,604,979	923,043

1(ii). Prior period-31 December 2002:

	Demand	With 7 days notification	Up to 1 month	1-3 Month	3-6 Month	6 Month-1 Year	1 Year and over
Saving deposits	305,971	-	1,073,468	1,503,932	436,070	103,234	26,604
Foreign currency deposits	2,005,066	-	2,492,335	5,435,274	2,030,050	776,939	639,352
Residents in Turkey	1,972,140	-	2,483,733	5,180,749	1,843,640	613,627	202,804
Residents abroad	32,926	-	8,602	254,525	186,410	163,312	436,548
Public sector deposits	7,357	-	51	-	11	1	-
Commercial deposits	595,114	-	275,724	144,491	37,573	211,460	45,273
Other institutions deposits	73,459	-	29,473	79,944	12,323	34,267	85
Gold vault	-	-	-	-	-	-	-
Bank deposits	64,253	-	7,543	254,049	163,667	44,266	999
Central Bank of Turkey	-	-	-	-	-	-	-
Domestic Banks	679	-	-	-	-	2,279	-
Foreign Banks	3,627	-	7,543	254,049	163,667	41,987	999
Special financial institutions	59,947	-	-	-	-	-	-
Other	-	-	-	-	-	-	-
Total	3,051,220	-	3,878,594	7,417,690	2,679,694	1,170,167	712,313

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 31 December 2003)

2. Information on the guarantee of Saving Deposits Insurance Fund:

2(i). Information on saving deposits under the guarantee of saving deposit insurance fund and exceeding the limit of deposit insurance fund:

Saving Deposits	Under the guarantee of deposit insurance		Exceeding the limit of insurance deposit	
	Current Period 31 December 2003	Prior Period 31 December 2002	Current Period 31 December 2003	Prior Period 31 December 2002
Saving deposits	4,428,654	1,899,032	-	1,550,247
Foreign currency saving deposits	9,197,931	5,444,857	-	5,376,372
Other deposits in the form of saving deposits	-	-	-	-
Foreign branches' deposits under foreign authorities' insurance	964,357	601,497	-	-
Off-shore banking regions' deposits under foreign authorities' insurance	-	-	-	-

According to the decree prepared by Banking Regulation and Supervision Agency ("BRSA") and published on 3 July 2003 in the Official Gazette No. 25157, all saving deposits in banks are covered under Saving Deposits Insurance Fund until 5 July 2004. After 5 July 2004, saving deposits up to TL50 billion will be covered by the insurance fund.

2(ii). Saving deposits which are not under the guarantee of deposit insurance fund:

	Current Period 31 December 2003	Prior Period 31 December 2002
Foreign branches' saving deposits	-	-
Off-shore banking regions' saving deposits	-	-

Saving deposits in the foreign branches are not under the guarantee of Saving Deposits Insurance Fund; they are guaranteed according to their local legal requirements. As seen in the above table, the Bank does not have any foreign branch-saving deposits which are not under guarantee.

b. Information on funds provided under repurchase agreements:

	Current Period 31 December 2003		Prior Period 31 December 2002	
	TL	FC(*)	TL	FC(*)
From domestic transactions	601,195	-	533,521	-
Financial institutions and organizations	125,000	-	-	-
Other institutions and organizations	283,975	-	278,169	-
Real persons	192,220	-	255,352	-
From foreign transactions	1,700	-	1,490	-
Financial institutions and organizations	1,685	-	1,438	-
Other institutions and organizations	-	-	-	-
Real persons	15	-	52	-

* Foreign Currency

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 31 December 2003)

c. Information on funds borrowed:

	Current Period 31 December 2003		Prior Period 31 December 2002	
	TL	FC(*)	TL	FC(*)
Short-term	33,314	2,083,396	15,768	1,944,948
Medium and long-term	-	1,531,161	-	1,707,434

* Foreign Currency

The liabilities providing the funding sources of the Bank are deposits and borrowings. Deposits are the most important funding source of the Bank and diversification of these deposits by number and type of depositors with a stable structure does not create any risk concentration. The borrowings are composed of funds such as syndicated and securitized loans, money market, post finance which are obtained from different financial institutions with different maturity-interest structures and characteristics. There is no risk concentration on any of the funding sources of the Bank.

d. Information on marketable securities issued: None.

e. Information on funds: None.

f. Information on miscellaneous payables:

	Current Period 31 December 2003	Prior Period 31 December 2002
Total amount of cash collateral obtained	1,207	1,103

The cash collaterals obtained are related with loans given.

g. Other liabilities: Other liabilities amounts to TL39,815 (31 December 2002: TL61,071) and does not exceed 10% of the total liabilities excluding off-balance sheet commitments.

h. Information on taxes and other duties payable:

1. Information on taxes payable:

	Current Period 31 December 2003	Prior Period 31 December 2002
Corporate taxes payable (*)	262,087	334,805
Taxation of securities	33,913	33,235
Property tax	171	90
Banking Insurance Transaction Tax (BITT)	9,672	7,270
Foreign Exchange Legislation Tax	1,222	768
Value added tax payable	376	640
Other	7,280	6,945

(*)The amount Bank has reserved as "Corporate taxes payable" as of 31 December 2003 is presented in the balance sheet under "Provisions". Other items in the table above are presented in the balance sheet under the "Taxes, and other duties payable".

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 31 December 2003)

2. Information on premium payables:

	Current Period 31 December 2003	Prior Period 31 December 2002
Social Security Premiums-Employee	1	-
Social Security Premiums-Employer	1	1
Bank Social Aid Pension Fund Premium-Employee	3	5
Bank Social Aid Pension Fund Premium-Employer	4	7
Pension Fund Membership Fees and Provisions-Employee	-	-
Pension Fund Membership Fees and Provisions-Employer	-	-
Unemployment insurance-Employee	156	119
Unemployment insurance-Employer	312	237
Other	-	-

i. Information on factoring payables: None.

j. Information on financial lease payables:

1. The contingent rent instalments of financial lease contracts are determined by the price of commodity, market interest rates and the maturity of funding. The financial leasing contracts do not have any conditions which demand significant commitments from the Bank.

2. There were no changes at the financial leasing contracts during the period.

3. Liabilities incurred due to financial leasing agreements:

	Current Period 31 December 2003		Prior Period 31 December 2002	
	Gross	Net	Gross	Net
Less than 1	5,724	4,834	7,982	5,551
Between 1-4 Years	6,268	5,775	15,216	14,171
More than 4 Years	-	-	-	-
Total	11,992	10,609	23,198	19,722

4. Bank's operating lease transactions are insignificant.

5. There are no sell and lease back transactions.

k. Information on accrued interest and expenses payable:

	Current Period 31 December 2003		Prior Period 31 December 2002	
	TL	FC	TL	FC
Accrued interest on deposits	100,050	41,363	116,425	51,499
Accrued interest on borrowings	2,082	18,824	1,780	17,418
Accrued interest on bonds	-	-	-	-
Accrued interest on repurchase agreement transactions	519	-	900	-
Accrued interest on financial derivative instruments	3,663	445	137	156
Accrued interest and expense	-	445	-	156
Foreign exchange losses accrued	3,663	-	137	-
Other interest and expense accruals	68,062	153,820	68,978	207,694

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 31 December 2003)

I. Information on general provisions and subordinated loans:

1. Information on general provisions:

	Current Period 31 December 2003	Prior Period 31 December 2002
General Provisions	52,049	34,790
Provisions for First Group Loans and Receivables	35,274	22,946
Provisions for Second Group Loans and Receivables	256	453
Provisions for Non Cash Loans	9,376	2,029
Others	7,143	9,362

2. Information on employee termination benefits and notification indemnity:

	5 PP	4 PP	3 PP	2 PP	Prior Period	Current Period
Actual Payments of Employee Termination Benefits	1,938	3,319	5,433	6,673	8,819	13,975
Reserve for Employee Termination Benefits and Notification Indemnity	21,882	33,814	46,692	59,356	82,658	109,125
Actual Payment Ratio	8.86%	9.82%	11.64%	11.24%	10.67%	12.81%
Ratio of reserve for Employee Termination Benefits and Notification Indemnity	-	-	-	-	-	10.45%
Possible reserve for Employee Termination Benefits and Notification Indemnity	-	-	-	-	-	11,398

3. Information on retirement benefits:

3(i). Liabilities for foundations established in accordance with Social Security Institution:

As explained in the note XVI-Section 3, relating to the Pension Fund in which the Bank's employees are members, there is not any "actual" or "technical" deficit for which the Bank has to establish a provision.

3(ii). All kinds of liabilities for establishment of foundations that provide benefits for the retired employees:

The Bank has no foundations other than the Pension Fund. The explanations regarding the Pension Fund are presented above and in the other related notes.

4. Nature of provisions, timing and amount of the expected payments:

The Bank has provided a provision for the contingent liabilities with high probability of realization, in the amount of TL8,271.

5. Information on provisions for possible risks:

The Bank has provided TL63,808 as general reserves for possible loan losses, based on the statistical analyses taking into consideration the high increase in the consumer loans realized in the last quarter of 2003.

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 31 December 2003)

Furthermore, the Bank purchased foreign currency indexed government bonds with maturities of 3 to 5 years through the auction procedures in 2001 and valued them at 31 December 2001 with the market prices of the Eurobonds issued by the Turkish Undersecreteriat of Treasury, in accordance with the Special Audit Communiqué and the Banking Act, Article 4. At 1 January 2002, the Bank started to value the mentioned securities with their amortized costs using the "Internal rate of return method". As of 31 December 2003, based on the prudency principle of AAR, these securities were valued, starting from their acquisition dates in accordance with the related regulations,, with the "Internal rate of return method", and the resulting difference between the two methods (TL80,943) was accounted under "Other Provisions" in the liabilities, and under "Other Operating Expenses" in the income statement.

6. Detailed explanations about the subordinated loans (number, maturity, interest rate, funding organization and if exists, the option to convert it into stock option):

   A subordinated loan in the amount of EURO2.6 million was used through the Frankfurt branch. Its maturity date is 13 March 2006 and the interest rate is 7%. This loan was obtained from Kirchliche Pensionskasse Versicherungsverein A.G. and it does not have any conversion option.

7. Information on subordinated loans:

	Current Period 31 December 2003		Prior Period 31 December 2002	
	TL	FC*	TL	FC*
From Domestic Banks	-	-	-	-
From Other Domestic Institutions	-	-	-	-
From Foreign Banks	-	-	-	-
From Other Foreign Institutions	-	4,562	-	5,034

* Foreign Currency

m. Information on shareholders' equity:

1. Presentation of paid-in-capital (nominal values, inflation unadjusted balances):

	Current Period 31 December 2003	Prior Period 31 December 2002
Common stock	1,200,000	816,000
Preferred stock	-	-

2. Amount of paid-in-capital, explanation about whether the registered share capital system is used, if so, the amount of registered share capital (nominal values, inflation unadjusted balances):

Capital System	Paid-in capital	Ceiling
Registered share capital	1,200,000	2,500,000

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 31 December 2003)

3. Information on share capital increases and their sources; other information on increased capital shares in current period (nominal values, inflation unadjusted balances):

Date of increase	Amount of increase	Cash	Reserves	Revaluation Fund
10 June 2003	384,000	-	384,000	-

4. Information on share capital increases from revaluation funds during the current period: There is no share capital increase from the revaluation funds.

5. Information on capital commitments, the purpose and the sources until the end of the fiscal year and the subsequent interim period: The Bank has no capital commitments in the mentioned periods.

6. The effects of anticipations based on the financial figures for prior periods about the Bank's income, profitability, and liquidity, and the anticipations about the uncertainties in these indicators on the shareholders' equity:

   The Bank has been continuing its operations with high profitability and has been retaining most of its net profit in the equity, either by increasing its capital or transferring it into reserves. On the other hand, only a small part of the equity is allocated to associates and subsidiaries and fixed assets, thus giving a chance for a considerably high free capital which provides funds for the liquid and high interest bearing assets. Considering all these points, the Bank's shareholders' equity is getting steadily stronger.

7. Information on privileges given to shares representing the capital: None.

n. Common stock issue premiums, shares and equity instruments:

	Current Period 31 December 2003	Prior Period 31 December 2002
Number of shares (thousand)	1,200,000,000	816,000,000
Preferred stock	-	-
Common stock issue premium	-	-
Common stock cancelling profit	-	-
Other equity instruments	-	-
Total common stock issue	1,200,000,000	816,000,000

o. Information on marketable securities valuation fund:

1(i). Information on marketable securities valuation fund:

	Current Period 31 December 2003		Prior Period 31 December 2002	
	TL	FC*	TL	FC*
From associates and subsidiaries	1,617	-	(5,555)	-
From investment securities available-for-sale	137,707	5,507	26,623	-
From investment securities subject to structural position	-	-	-	-

*Foreign Currency

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 31 December 2003)

1(ii). Information on foreign currency marketable securities value increase fund: The part of value increase fund that is related to foreign currency marketable securities is the difference between the fair and amortised values of the Eurobonds classified within the investment securities available-for-sale.

2. Information on the financial statement presentation of foreign exchange gains arising from foreign currency associates, subsidiaries and investment securities available-for-sale:

   The foreign currency denominated associates, subsidiaries and investment securities available-for-sale are translated by exchange rates prevailing at the balance sheet date within the scope of inflation accounting. Foreign currency differences arising from the translation are included in "Foreign Exchange Gain/Loss" in the income statement.

3. Explanation on the amount of cumulative foreign exchange difference relating to prior years and included in shareholders' equity as a separate line item when the accounting standard on the Effect of Changes in Foreign Exchange Rates was initially applied:

   The Bank has no cumulative foreign exchange difference relating to prior years and included in shareholders' equity.

p. Information on revaluation fund:

In accordance with the inflation accounting principles, the revaluations made according to the Tax Law are cancelled. There is no revaluation fund in the financial statements.

r. Information on evaluation differences: None.

s. Information on legal reserves:

	Current Period 31 December 2003	Prior Period 31 December 2002
I. First legal reserves	34,744	-
II. Second legal reserves	6,907	-
Other legal reserves allocated per special legislation	-	-

t. Information on extraordinary reserves and other equity items:

	Current Period 31 December 2003	Prior Period 31 December 2002
Extraordinary reserves	246,902	-
Retained earnings	-	-
Prior years' profits/(losses)	-	-
Foreign currency share capital exchange difference	-	-
Adjustment to share capital	2,084,778	2,083,834

u. Information on shareholders having more than 10% share percentage:

Name/Commercial title	Share Amounts	Share Percentage	Paid-in Capital	Unpaid Portion
Hacı Ömer Sabancı Holding A.Ş.	394,413	32.87%	394,413	-

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 31 December 2003)

v. **Information on profit distribution:** (Amounts are expressed in terms of purchasing power of TL at 31 December 2002)

The Ordinary General Meeting of the shareholders was held on 26 March 2003 and it was resolved to distribute TL685,448 net profit for 2002 as: TL101,840 to shareholders and to founders' and usufructuary shares as cash dividend, TL384,000 to shareholders as bonus shares to be added to the capital and the remaining TL199,608 to be set apart as extraordinary reserves.

As of the date the financial statements were prepared, the capital increase has been realized through the issue of bonus shares and almost all the cash dividends have been paid to the shareholders.

III. INFORMATION AND DISCLOSURES RELATED TO INCOME STATEMENT

a. Information on interest income:

1. Information on interest income received from associates and subsidiaries:

	Current Period 31 December 2003	Prior Period 31 December 2002
Interests received from associates and subsidiaries	1,082	3,204

2. Information on financial leasing income: None.

3. Interest received from reverse repurchase agreement transactions:

	Current Period 31 December 2003		Prior Period 31 December 2002	
	TL	FC(*)	TL	FC(*)
Interests received from reverse repurchase agreement transactions	2,334	-	87	-

* Foreign Currency

4. Information on interest from the factoring receivables: None.

b. Information on interest expense:

1. Information on interest expense given to associates and subsidiaries:

	Current Period 31 December 2003	Prior Period 31 December 2002
Interest paid to associates and subsidiaries	2,184	1,890

2. Information on financial leasing expense:

	Current Period 31 December 2003	Prior Period 31 December 2002
Financial leasing expenses	865	1,380

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 31 December 2003)

3. Maturity structure of the interest expense on deposits:

Account name	Demand Deposits	Time Deposits Up to 1 Month	Up to 3 Months	Up to 6 Months	Up to 1 Year	More than 1 Year	Total
TL							
Bank deposits	100	10,521	11,471	6,300	1,713	33	30,138
Saving deposits	4,006	381,475	482,829	280,275	38,814	19,401	1,206,800
Public sector deposits	118	1	-	-	-	-	119
Commercial deposits	2,751	24,780	17,827	1,653	1,050	12,648	60,709
Other institutions deposits	1,480	30,513	56,239	23,719	-	19,419	131,370
Deposits with 7 days notification	-	-	-	-	-	-	-
Total TL	8,455	447,290	568,366	311,947	41,577	51,501	1,429,136
FC*							
Foreign currency deposits	288	40,843	140,182	54,112	35,414	20,609	291,448
Deposits with 7 days notification	-	-	-	-	-	-	-
Gold vault	-	-	-	-	-	-	-
Total FC*	288	40,843	140,182	54,112	35,414	20,609	291,448
Total	8,743	488,133	708,548	366,059	76,991	72,110	1,720,584

* Foreign currency

4. Interest given to repurchase agreement transactions:

	Current Period 31 December 2003		Prior Period 31 December 2002	
	TL	FC*	TL	FC*
Interests given to repurchase agreement transactions	178,256	-	282,641	-

*Foreign Currency

c. Interest received from marketable securities portfolio:

	Current Period 31 December 2003	Prior Period 31 December 2002
From available-for-sale securities	615,439	613,493
From held-to-maturity securities	66,051	393,039
Total	681,490	1,006,532

d. Information related with other operating income:

There are no extraordinary items included in the other operating income.

e. Provision expense related to loans and other receivables of the Bank:

	Current Period 31 December 2003	Prior Period 31 December 2002
Specific provisions for loans and other receivables	45,756	81,340
Unsecured	40,014	43,198
Other groups	5,742	38,142
General provision expenses	21,879	1,817
Marketable securities impairment expense (**)	-	2
Impairment provision expense (*) (**)	-	11,289
Other (***)	63,808	-

(*) Impairment provision expense relates to associates, subsidiaries and investment securities held-to-maturity .
(**)These amounts are also included in the "other" item in "other operational expenses" in the note f-(1) below.
(***)As explained in Section V, note II-1-(5), this amount is the general reserves established for possible consumer loan losses.

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 31 December 2003)

f. Information related to other operating expenses:

1. Information related to other operational expenses:

	Current Period 31 December 2003	Prior Period 31 December 2002
Personnel expenses	269,814	227,737
Reserve for employee termination benefits	3,457	3,652
Bank social aid provision fund deficit provision	-	-
Depreciation expenses of fixed assets	70,956	67,566
Amortisation expenses of intangible assets	3,133	4,950
Other operating expenses	352,010	360,409
Maintenance expenses	15,069	27,091
Advertisement expenses	123,160	102,092
Other expenses	213,781	231,226
Loss on sales of assets	-	-
Operational leasing expenses	19,920	16,322
Other	451,142	252,396
Total	1,170,432	933,032

Out of the total TL451,142 "Other operating expenses" seen in the above table, approximately TL209,000 is the foreign currency exchange losses of "Foreign currency indexed securities" recorded under this account in accordance with the Uniform Chart of Accounts. That is, the foreign exchange gains from the foreign currency indexed securities are recorded to "Interest income on marketable securities" account instead of "Foreign exchange gains" account. In a case where the year-end foreign exchange rates are below the rates at the beginning of the year, as it happened in 2003, foreign exchange losses from securities are deducted from the foreign exchange gains accounted to the "Interest income on marketable securities" during the year, and then the remainder is accounted as "Other operational expenses." Thus, TL209,000, essentially a foreign exchange loss, has been booked as "Other operational expense". Had this loss been booked in "foreign exchange gains/losses" account, the Bank's "Total operational expenses" would be TL961,432, and "Net foreign exchange gains" would be TL168,527.

As it is mentioned in Section V-note II-1-(5), the Bank purchased foreign currency indexed government bonds with maturities of 3 to 5 years through the auction procedures in 2001 and valued them on 31 December 2001 with the market prices of the Eurobonds issued by the Turkish Undersecreteriat of Treasury, in accordance with the Special Audit Communiqué and the Banking Act, Article 4. On 1 January 2002, in accordance with the related regulation the Bank started to value the mentioned securities with their amortised costs using the "Internal rate of return method". As of 31 December 2003 based on the prudency principle of AAR, they were valued starting from their acquisition date with the "Internal rate of return method", and the resulting difference between the two methods (TL80,943) was accounted under "Other Provisions" in the liabilities, and in "Other Operating Expenses" in the income statement. This reserve, TL80,943, is included in the "other" item of the above table which amounts to TL451,142.

2. Information on the nature and amount of extraordinary expenses: None.

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 31 December 2003)

3. Information on goodwill:

3(i). Information on depreciation of goodwill: The Bank has no goodwill in the financial statements.

3(ii). Information on negative goodwill: There is no negative goodwill.

g. The income and loss from associates and subsidiaries:

1. The income and loss from associates and subsidiaries:

	Current Period (*) 31 December 2003	Prior Period (*) 31 December 2002
Income and loss from subsidiaries (+/-)	6,077	38,503
Income and loss from associates (+/-)	6,121	47,261

(*) The dividend income received from subsidiaries and associates.

2. Bank's share in profit or loss from subsidiaries and associates that are accounted for using the equity method of accounting:

   Equity method is not used in any of the subsidiaries and associates mentioned in the unconsolidated financial statements.

3. The information on income and expense related with transactions made with real or legal persons within the same risk group of the Bank:

   Related information is disclosed in the note VIII "Information and disclosures related to the Bank's risk group".

h. Information on net income or loss for the period:

1. Tax provision:

As explained in note XVII-Section Three, the corporate tax rate is essentially 30%. However, due to tax laws in effect for the period which do not include the inflation accounting principles, "Net monetary loss", recorded as a result of the Bank's inflation accounting, is not taken into consideration. Therefore, as seen in the attached "Income statement" as of 31 December 2003, the Bank's effective tax burden is nearly 35%. Nevertheless, the use of inflation accounting in calculating the corporate tax has been stipulated by Law 5024 published on 30 December 2003 in the Official Gazette No:25332. As of 1 January 2004, it will be possible to take into account "Net monetary loss" in the calculation of corporate tax, therefore the Bank's tax burden will be less compared to the current practice.

2. Information on any change in the accounting estimates concerning the current period or consequent periods:

No material changes are expected in the accounting estimates of the Bank at the subsequent periods.

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 31 December 2003)

IV. INFORMATION AND DISCLOSURES RELATED TO OFF-BALANCE SHEET ACCOUNTS

a. Information on contingent liabilities:

1. Contingent liabilities related to joint ventures: None.

2. The accounting of contingent liabilities and assets is as follows:

For the contingent assets: the asset is recorded in the financial statements if the probability of occurrence for the condition is near certain; the asset is explained in the notes if the probability of occurrence is high.

For the contingent liabilities: if the probability of occurrence for the contingent liability is high and can be reliably measured, a provision is calculated and reflected in the financial statements. If the probability cannot be reliably measured, the commitment is explained in the notes. If the management does not expect any material loss as a result of these transactions or if the expected loss is very small, it is also explained in the notes.

Accordingly, the Bank has identified certain legal proceedings outstanding against the Bank as contingent liabilities and has calculated a provision in the amount of TL8,271 (31 December 2002 : TL1,741). Other than this, there are no other conditional assets or commitments.

b. Information related to derivative financial instruments:

	Derivative transactions according to purposes			
	Trading		Hedging	
	Current Period 31 December 2003	Prior Period 31 December 2002	Current Period 31 December 2003	Prior Period 31 December 2002
Types of trading transactions				
Foreign currency related derivative transactions:				
Forward FC transactions	79,775	133,474	-	-
Swap transactions related to FC	5,067,992	4,209,546	-	-
FC futures	-	-	-	-
FC options	-	-	-	-
Total of FC derivative transactions (I)	5,147,767	4,343,020	-	-
Interest related derivative transactions	-	-	-	-
Interest rate swaps	-	-	-	-
Forward rate agreements (FRA)	-	-	-	-
Interest rate options	-	-	-	-
Other interest	-	-	-	-
Interest rate futures	-	-	-	-
Interest rate options	-	-	-	-
Total of interest derivative transactions (II)	-	-	-	-
Other	163,935	77,251	-	-
Total trading derivative transactions (I+II)	5,311,702	4,420,271	-	-
Types of hedging transactions		-		
Fair value hedges		-		
Futures currency transactions		-		
Swap interest transactions	-	-	-	-
Total	-	-	-	-
Cash flow hedges	-	-	-	-
Swap currency transactions		-		
Currency call options	-	-	-	-
Total	-	-	-	-
Total hedging related derivatives	-	-	-	-
Total derivative transactions	-	-	-	-
Total derivative transactions	5,311,702	4,420,271	-	-

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 31 December 2003)

As it is disclosed in Note IV-Section Three, even though certain derivative transactions, while providing effective economic hedges under the Bank's risk management position, do not qualify for hedge accounting under the specific rules, and they are accounted as "trading transactions" in the scope of Communiqué 1 of the Accounting Application Regulation.

The Bank's most heavily used derivative financial instruments are foreign currency swap transactions. To hedge the foreign currency exposures and to monitor the foreign currency cash flows, the management refers to currency swaps.

Information related to forward rate agreements and option transactions: The Bank does not have any futures or option agreements.

c. Information related to off-balance sheet commitments:

1. Type and amount of irrevocable commitments: The commitments for credit card limits amount to TL6,451,205 (31 December 2002 : TL 3,039,956).

2. Type and amount of probable losses and obligations arising from off-balance sheet items:

The Bank has no probable losses arising from off-balance sheet items. Obligations arising from off-balance sheet are disclosed in "Off-balance sheet commitments".

2(i). Non-cash loans including guarantees, bank acceptances, collaterals and others that are accepted as financial commitments:

Bank acceptances	:	8,337
Letters of credit	:	530,781
Other commitments and contingencies	:	5,352
Total	:	544,470

2(ii). Revocable, irrevocable guarantees and other similar commitments and contingencies:

Revocable letters of guarantee	:	61,576
Irrevocable letters of guarantee	:	990,418
Letters of guarantee given in advance	:	45,226
Guarantees given to customs	:	173,792
Other letters of guarantee	:	141,862
Total	:	1,412,874

d. Concentration of off-balance sheet commitments:

Sectoral risk concentration is shown under note number h-(1) in this section. As can be seen from the table, in terms of sectoral risk concentration, manufacturing and services sub-categories have higher shares than the others. This distribution is similar to the share of manufacturing and commercial activities in the national economy. Firms that carry the mentioned risks are the leaders of their sectors in terms of market share, financial structure and business volume. Other than these, there is not an important risk concentration in the non-cash loans.

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 31 December 2003)

e. Total amount of non-cash loans:

1. Total amount of non-cash loans:

	Current Period 31 December 2003	Prior Period 31 December 2002
Guarantees given against cash loans	106,435	94,599
With maturity of 1 year or less than 1 year	47,471	50,750
With maturity of more than 1 year	58,964	43,849
Other non-cash loans	1,850,909	1,937,383
Total	1,957,344	2,031,982

2. Pledge, mortgage and other restrictions, if any, on property and equipment; expenditure on property and equipment during construction, commitments for the purchase of property and equipment:

   There is no pledge, mortgage and other restrictions on property and equipment and there are not any commitments for the purchase of property and equipment.

f. Information related to services delivered in the name and account of others:

Custodian services of the Bank is not a main operational area.

g. Brief information on ratings carried out by international rating firms:

As of 9 February 2004, Fitch Ratings upgraded the Bank's Long Term Foreign Currency Rating from "B" to "B+" and Long Term Turkish Lira Rating from "B+" to "BB-". The Bank's Long Term Turkish Lira Rating is continually above the National Rating.

At 21 October 2003, Moody's changed the Country Outlook for Foreign Currency Deposits from "stable" to "positive". The increasing demand for the local currency and decrease in real interest rates, thus recovery in liabilities, have been pointed out as the reasons for the upgrade. At the same date, the Bank's Outlook for Foreign Currency Deposits has also been upgraded to "positive".

The recent ratings are as follows:

FITCH RATINGS February 2004	**Rating**	**Outlook**
Foreign Currency Ratings		
Long Term	B+	Stable
Short Term	B	
Turkish Lira Ratings		
Long Term	BB-	Stable
Short Term	B	
National Rating		
Long Term	A+ (tur)	Stable
Individual Rating	C	
Support Rating	4	

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 31 December 2003)

MOODY'S RATINGS October 2003	Rating	Outlook
Financial Strength Rating	D+	Positive
LT Foreign Currency Deposit Rating	B3	Positive
LT Domestic Currency Deposit Rating	Baa2	Stable
ST Domestic Currency Deposit Rating	Prime-2	Stable

h. Sectoral risk concentrations of non-cash loans:

1. Sectoral risk concentrations of non-cash loans:

	Current Period-31 December 2003				Prior Period-31 December 2002			
	TL	(%)	FC(*)	(%)	TL	(%)	FC(*)	(%)
Agricultural	2,626	0.32	9,886	0.87	1,545	0.19	440	0.04
Farming and raising livestock	1,691	0.21	9,752	0.86	964	0.12	440	0.04
Forestry	935	0.11	134	0.01	581	0.07	-	-
Fishing	-	-	-	-	-	-	-	-
Manufacturing	327,689	40.03	525,914	46.18	434,035	55.69	493,552	39.41
Mining	1,912	0.23	859	0.08	2,931	0.38	784	0.06
Production	319,167	38.99	351,590	30.87	428,924	55.03	247,314	19.75
Electric, gas and water	6,610	0.81	173,465	15.23	2,180	0.28	245,454	19.60
Construction	3,884	0.47	10,599	0.93	3,997	0.51	10,368	0.83
Services	294,456	35.98	363,197	31.89	209,685	26.89	574,577	45.87
Wholesale and retail trade	223,793	27.34	199,142	17.49	136,832	17.55	343,079	27.39
Hotel, food and beverage services	1,376	0.17	165	0.01	888	0.11	786	0.06
Transportation and telecommunication	6,464	0.79	8,154	0.72	4,974	0.64	7,886	0.63
Financial Institutions	60,473	7.39	151,432	13.30	66,348	8.51	219,436	17.52
Real estate and renting services	-	-	-	-	114	0.01	-	-
Self-employment services	-	-	-	-	-	-	-	-
Education services	288	0.04	266	0.02	202	0.03	303	0.02
Health and social services	2,062	0.25	4,038	0.35	327	0.04	3,087	0.25
Other	189,933	23.20	229,160	20.13	130,232	16.72	173,551	13.85
Total	818,588	100.00	1,138,756	100.00	779,494	100.00	1,252,488	100.00

2. Information on the 1st and 2nd group non-cash loans and other receivables including those that have been restructured or rescheduled:

	1st Group		2nd Group	
	TL	FC(*)	TL	FC(*)
Non-cash loans	808,220	1,138,501	10,368	255
Letters of guarantee	808,129	598,474	6,016	255
Bank acceptances	2	8,335	-	-
Letters of credit	-	530,781	-	-
Endorsements	-	-	-	-
Underwriting commitments	-	-	-	-
Other commitments and contingencies	89	911	4,352	-

* Foreign Currency

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 31 December 2003)

V. INFORMATION AND DISCLOSURES RELATED TO STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

a. Information on adjustments to the prior period arising from the application of the Standard on Accounting for Financial Instruments in the current period:

1. Information on the increase arising from the fair valuation of securities available-for-sale: None.

2. Information on increases in the cash flow hedges: None.

3. For foreign currency differences, reconciliation between beginning and ending amount: None.

4. Others: None.

b. Information on adjustments arising from the application of the Standard on Accounting for Financial Instruments in the current period:

1. Information on investment securities available-for-sale:

   Net income arising from the fair valuation of investment securities available-for-sale and included in the "Marketable securities value increase fund" under the equity is TL114,831 (31 December 2002: TL21,068).

2. Information on cash flow hedges: None.

c. Information about dividends:

1. Amount of dividends declared after the balance sheet date but before the issue of the financial statements: None.

2. Net dividend per share declared after the balance sheet date:

   Distribution of profit is decided by the Bank's General Assembly of Shareholders. It has not been held yet, as of date of the issue of these financial statements.

   In 2003, the Bank established and announced a dividend policy; in accordance with this policy the Bank will distribute a minimum 30% and maximum 50% of the distributable profit to its shareholders identified in the Articles of Association provided that there is no deterioration in the national and global economic environment and that the capital adequacy ratio of the Bank meets or exceeds the targeted level.

d. Amounts transferred to legal reserves:

As it has been resolved in the Ordinary General Meeting of Shareholders held on 26 March 2003, TL41,651 is allocated to the legal reserves.

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 31 December 2003)

e. Information about share issues:

In 2003, TL384,000 has been transferred to the nominal paid-in-capital from the profit for 2002, and as a result of this transaction, share certificates were issued in the same amount with the increase.

f. Information on privileges to shareholders in terms of profit distribution and liquidation:

According to the Articles of Association of the Bank, there are 564 founders and 1,974 usufruct shares. After the allocation to the legal reserves and the first dividends as 5% of the paid-in-share capital, 10% of the remaining distributable profit is distributed to the founders' and usufruct shares.

VI. INFORMATION AND DISCLOSURES RELATED TO STATEMENT OF CASH FLOWS

a. Explanations about other cash flows items and the effect of changes in foreign exchange rates on cash and cash equivalents:

The "Other" item under "Operating profit before changes in operating assets and liabilities" amounting to TL374,609 (31 December 2002: TL1,277,621) consists mainly of items such as fees and commissions paid, other operating income excluding income from doubtful receivables, other operating expense excluding personnel expense, foreign exchange gains/losses, depreciation, provisions and bonus shares.

The "Net increase/decrease in other liabilities" item under "Changes in operating assets and liabilities" amounting to TL25,270 (31 December 2002: TL20,928) consists of mainly changes in miscellaneous payables, other liabilities and taxes and other duties payable.

The effect of changes in the foreign currency rates on the cash and cash equivalents is reflected on net foreign exchange gains/losses. The foreign exchange gains/losses amount mentioned above is included in the "Other" line under "Operating profit before changes in operating assets and liabilities".

b. Information about cash flows due to investments in associates, subsidiaries and other investments:

Cash outflow due to investments in associates, subsidiaries and other investments in the current period is TL47,954 (31 December 2002: TL15,593).

c. Information about disposal of associates, subsidiaries and other investments:

Cash inflow due to disposal of subsidiaries in the current period is TL6,248 (31 December 2002: TL1,923).

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 31 December 2003)

d. Information about cash and cash equivalents:

1. Items included in cash and cash equivalents and the accounting policy used to determine these items:

   Cash and foreign currency and demand deposits in the banks including the Central Bank of Turkey are described as "Cash". Interbank money market placements and time deposits in the banks with original maturity of less than three months are described as "Cash equivalents".

2. The effect of any change in the accounting policy: None.

3. Reconciliation between the totals of cash and cash equivalents in the balance sheet and in the cash flow table given below:

3(i). Cash and cash equivalents at the beginning of the period:

	Current Period 31 December 2003	Prior Period 31 December 2002
Cash	**387,533**	**886,970**
Cash and Foreign Currency	272,718	312,762
Demand Deposits in Banks	114,815	574,208
Cash Equivalents	**3,436,102**	**4,946,841**
Interbank Money Market	2,156,026	2,473,672
Time Deposits in Banks	1,280,076	2,473,169
Total Cash and Cash Equivalents	**3,823,635**	**5,833,811**

The total value reached as a result of transactions in the prior period is the total value of cash and cash equivalents for the beginning of the current period.

3(ii). Cash and cash equivalents at the end of period:

	Current Period 31 December 2003	Prior Period 31 December 2002
Cash	**403,046**	**387,533**
Cash and Foreign Currency	211,261	272,718
Demand Deposits in Banks	191,785	114,815
Cash Equivalents	**1,137,057**	**3,436,102**
Interbank Money Market	396,845	2,156,026
Time Deposits in Banks	740,212	1,280,076
Total Cash and Cash Equivalents	**1,540,103**	**3,823,635**

e. Information on cash and cash equivalent assets of the Bank that are not available for free use due to legal restrictions or other reasons:

Related with the securitization loans obtained from abroad, TL70,802 of the total "demand and time deposits up to three months" at banks is not freely usable (31 December 2002: TL48,476).

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 31 December 2003)

VII. INFORMATION AND DISCLOSURES RELATED TO BANK MERGERS AND ACQUISITIONS

None.

VIII. INFORMATION AND DISCLOSURES RELATED TO BANK'S RISK GROUP

a. Information on the volume of transaction relating to the bank's risk group, incomplete loan and deposit transactions and income and loss of the period:

1. Current period-31 December 2003:

Bank's risk group (*)	Associates and subsidiaries		Direct and indirect shareholders of the Bank		Other items that have been included in the risk group	
	Cash	Non-cash	Cash	Non-cash	Cash	Non-cash
Loans and other receivables						
Balance at the beginning of the period	75	26,233	367,106	384,033	2,136	9,840
Balance at the end of the period	1,330	23,556	241,836	336,349	22,745	11,633
Interest and commission income received	1,082	29	37,069	858	3,512	22

* Defined in the 20th Article of the "Regulation on the Establishment and Operations of Banks".

The counterparty basis breakdown of cash loans granted to related parties is given in the table below. As can be seen from the table, a substantial portion of the related party loans is granted to joint ventures with foreign partners. Companies with foreign partners and shares of foreign partnership can also be observed in the table.

Related Party Name	Loan amount 31 Dec. 2003	Loan amount 31 Dec. 2002	Major foreign partner, if any	% of foreign ownership, if any
Carrefour Sabancı Tic. Merkezi A.Ş.	6,718	8,828	Carrefour	60
Loans	293,140	304,714		
Less: Cash collateral provided	(286,422)	(295,886)		
Exsa Export San. Mamulleri Satış ve Araştırma A.Ş.	33,524	93,416	-	-
Kordsa Sabancı Dupont Endüstriyel İplik ve Kord Bezi San. ve Tic. A.Ş.	32,470	65,405	E. I. Dupont	42
Temsa Termo Mekanik San. ve Tic. A.Ş.	6,287	2,029	-	-
Pilsa Plastik San. ve Tic. A.Ş.	13,488	16,787	-	-
Çimsa Çimento San. ve Tic. A.Ş.	214	11,667	-	-
Sakosa Sabancı ve Kosa İplik ve Kord Bezi San. ve Tic. A.Ş.	4,998	9,156	-	-
Yünsa Yünlü San. ve Tic. A.Ş.	16,543	6,497	-	-
Dupont Sabancı International LLC.	35,688	47,144	E. I. Dupont	50
Marsa Kraft Jacobs Suchard Sabancı Gıda San. ve Tic. A.Ş.	1,532	9,698	Kraft Foods	50
Teknosa İç ve Dış Tic. A.Ş.	9,160	9,571	-	-
Toyotasa Toyota Sabancı Paz. ve Satış A.Ş.	3,078	4,888	Toyota Motor, Mitsui Co.	35
Enerjisa Enerji Üretim A.Ş.	2,624	6,107	E. I. Dupont, Heidelberg Cement, Bridgestone Co., Bekaert	14
Bossa Tic. ve San. İşletmeleri T.A.Ş.	11,532	5,754	-	-
Akçansa Çimento San. ve Tic. A.Ş.	409	9,446	Heidelberg Cement	40
İnsa A.Ş.	9,706	9,763	-	-
İnterkordsa Gmbh	9,805	10,033	E. I. Dupont	34
Gıdasa Sabancı Gıda San. ve Tic. A.Ş.	10,376	-	-	-
Universal Trading Ltd.	14,282	-	-	-
Brisa Bridgestone Sabancı Lastik San.Tic.A.Ş.	1,036	783	Bridgestone Co.	43
Others	42,441	42,345	-	-
Total	**265,911**	**369,317**		

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 31 December 2003)

2. Prior Period:

Bank's risk group	Associates and subsidiaries		Direct and indirect shareholders of the Bank		Other items that have been included in the risk group	
	Cash	Non-cash	Cash	Non-cash	Cash	Non-cash
Loans and other receivables						
Balance at the beginning of the period	21	6,500	512,782	532,273	17,263	9,440
Balance at the end of the period	75	26,233	367,106	384,033	2,136	9,840
Interest and commission income received	3,204	10	55,120	412	5,327	9

* Defined in the 20th Article of the "Regulation on the Establishment and Operations of Banks".

3. Information on deposits belonging to the Bank's risk group:

Bank's risk group(*)	Associates and subsidiaries		Direct and indirect shareholders of the Bank		Other items that have been included in the risk group	
Deposits	Current Period 31 Dec. 2003	Prior Period 31 Dec. 2002	Current Period 31 Dec. 2003	Prior Period 31 Dec. 2002	Current Period 31 Dec. 2003	Prior Period 31 Dec. 2002
Balance at the beginning of the period	34,060	15,096	323,360	441,708	64,618	-
Balance at the end of the period	93,566	34,060	409,287	323,360	71,593	64,618
Interest on deposits	2,184	1,890	27,750	26,974	10,891	4,303

*Defined in the 20th Article of the "Regulation on the Establishment and Operations of Banks".

4. Information on forward and option agreements and other similar agreements made with the Bank's risk group:

Bank's risk group (*)	Associates and subsidiaries		Direct and indirect shareholders of the Bank		Other items that have been included in the risk group	
	Current Period 31 December 2003	Prior Period 31 December 2002	Current Period 31 December 2003	Prior Period 31 December 2002	Current Period 31 December 2003	Prior Period 31 December 2002
Transactions for trading purposes (**)						
Beginning of the period	658,846	33,156	-	-	-	-
End of the period	857,807	658,846	2,994	-	-	-
Total income/loss	5,270	2,469	-	-	-	-
Transactions for hedging purposes (**)						
Beginning of the period	-	-	-	-	-	-
End of the period	-	-	-	-	-	-
Total income/loss	-	-	-	-	-	-

* Defined in the 20th Article of the "Regulation on the Establishment and Operations of Banks".
**The Bank's derivative financial instruments are classified as "trading" or "hedging" transactions in terms of Accounting Standard for Financial Derivatives. Although some derivatives hedge the Bank, they are accounted as "trading transactions" in accordance with the Accounting Standard for Financial Derivatives.

Figures presented in the table above show the sum of "sale" and "purchase" amounts of the related transactions. Each forward and swap contract and spot transaction represents a simultaneous receivable and payable to be received and paid, on a future date, in respective currencies. Accordingly, the difference between the "sale" and "purchase" transactions represents the net exposure of the Bank with respect to commitments arising from these transactions. As of 31 December 2003, net amounts of transactions with associates and subsidiaries are TL27,582 (31 December 2002: TL13,818), and for direct and indirect associates TL (139) (31 December 2002: None).

b. With respect to the Bank's risk group:

1. The relations with entities that are included in the Bank's risk group and controlled by the Bank irrespective of the relationship between the parties:

   The relationship of the Bank with the entities that are included in the Bank's risk group covers all banking activities that are consistent with the Banking Act, within the terms of bank-customer relationship and the market conditions.

2. The type of transaction, the amount and its ratio to total transaction volume, the amount of significant items and their ratios to total items, pricing policy and other issues:

   Loans and deposits amounts are the most important items among these transactions. Pricing and other conditions are performed according to the market ratios and conditions. The ratio of related party loans to total loans is 3%; the ratio of related party deposits to total deposits is also 3%. Transactions with related parties are not significant within the income statement items. The ratio of non-cash loans granted to related parties to total non-cash loans is 19%.

3. Transactions accounted in accordance with the equity method: None.

4. Information on purchase/sale of property plant and equipment and other assets, purchase/sale of services, contracts with agents, financial lease agreements, transfer of data obtained through research and development activities, license agreements, financial (loans, cash or in kind capital aid included), commitments and contingencies and management agreements:

   Insurance products by Aksigorta and Ak Emeklilik are offered at the branch offices of the Bank which act as agencies for these firms. The entire financial leasing activities are carried through BNP Ak Dresdner Finansal Kiralama A.Ş., which is 100% owned by BNP AK Dresdner Bank A.Ş., the subsidiary of the Bank.

   The cash and non-cash loans to the related party's are granted in accordance with the limits designated by the Banking Act and the current market interest rates and conditions.

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 31 December 2003)

IX. EXPLANATION RELATED TO INFLATION ACCOUNTING

a. Financial statements have been restated to eliminate the effect on the financial statements of the changes in the purchasing power parity of the Turkish lira at the balance sheet date.

b. The accompanying inflation adjusted financial statements have been prepared based on historical statutory financial statements, except for the value increases on fixed assets due to revaluation before the statement.

c. The below conversion factors and wholesale price indices announced monthly on the same basis by the State Institute of Statistics have been used to restate the financial statements as at 31 December 2003:

Date	Price Index	Conversion factor
31 December 2003	**7,382,100**	**1.0000**
31 December 2002	6,478,800	1.1394
31 December 2001	4,951,700	1.4908

d. Monetary assets and liabilities, which are carried at amounts current at the balance sheet date, are not restated because they are already expressed in terms of the monetary unit current at the balance sheet date. Non-monetary assets and liabilities which are valued at current value i.e. foreign currency denominated asset and liability accounts and whose yields or capitals are indexed to inflation or foreign currency are not restated in accordance with the related regulation and accounted like monetary items when calculating monetary gain and loss.

Non-monetary assets and liabilities which are not carried at amounts current at the balance sheet date and components of shareholders' equity are restated by applying the relevant conversion factors. In the restatement, these items are restated on the basis of their initial recognition date in the balance sheet.

- Assets are restated on the basis of their acquisition dates. During the restatement of assets which are subject to depreciation, the effects of revaluation on these assets and respective accumulated depreciation, which have been recorded in accordance with the related regulation, are eliminated.

- In the restatement of shareholders' equity, transfers from revaluation fund and other similar funds to share capital are eliminated since they are not recognized as capital injection from shareholders. Transfers of amounts which do not occur as a result of revaluation such as reserves, unappropriated profit, share premiums, income from the sale of investments and real estates are deemed to be cash contributions and are restated. As a result of the restatement, any increase in the paid-in-capital with respect to the historical amount of paid-in capital is disclosed as "capital reserves due to the inflation adjustment of paid-in capital" under equity in the financial statements.

- All items in the statement of income are restated by applying the monthly conversion factors. Since the wholesale price indices reflect monthly price changes, the same monthly conversion factors are used for all the transactions realized within a month.

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 31 December 2003)

- The effects of inflation on the Bank's net monetary position are included in the statement of income as "gain or loss on net monetary position".

- All Turkish lira denominated investments, associates, subsidiaries and share certificates included in the available-for-sale portfolio are adjusted after deduction of the increases in the value of these investments due to the increases in their capitals from revaluation and other funds as well as capitalized financial expenses if any.

- Foreign currency denominated investments, associates, subsidiaries and share certificates included in the available-for-sale portfolio are valued at foreign currency acquisition costs restated in terms of the evaluation rates at the balance sheet date.

- If the inflation adjusted value is higher than the net realizable value, the values of related investments, associates, subsidiaries and share certificates included in the available-for-sale portfolio, are reduced to the net realizable or fair value, if impairment is permanent.

e. In the restatement of assets subject to depreciation, revaluation values calculated in accordance with the related regulation are eliminated. Depreciation is calculated over the restated amounts of property and equipment using the straight-line method to write off the restated cost of each asset to its residual value over its estimated useful life. Information of the useful lives of the assets are disclosed in the related notes.

f. Registered values of reserves and paid-in capital (inflation unadjusted balances) under the Turkish Commercial Code and the Articles of Association of the Bank are as follows:

	31 December 2003	31 December 2002
Paid-in capital	1,200,000	816,000
Legal reserves	119,117	78,032
General reserves	1,298,453	657,656

g. The financial statements of the Bank as of 31 December 2002 have been audited by Başaran Nas Serbest Muhasebeci ve Mali Müşavirlik A.Ş., (a member of PricewaterhouseCoopers). In the auditor's report, it is stated that the financial statements present fairly, in all material respects, the financial position of the Bank and the result of its operations and its cash flows for the year then ended in accordance with accounting principles and standards set out by the regulations in conformity with Article 13 of the Banking Act.

h. Income and expenses accrued for the period: a statement to confirm the existence of objective measures that income and expenses are not seasonal and evenly distributed:

Income and expenses accrued during the period and income and expenses made during the period are not seasonal and evenly distributed. Although this situation permits it the usage of "average indices" for the restatement of income statement items, "monthly" income and expense balances were obtained and these balances excluding "tax provision" were restated separately with the relevant month's indices, in order to perform more precise calculation, and fair presentation of financial statements. Tax provision is restated with the yearly average index due to its nature.

X. INFORMATION AND DISCLOSURES RELATED TO DOMESTIC, FOREIGN, OFF-SHORE BANKING BRANCHES AND FOREIGN REPRESENTATIVES

	Number	Number of employees	Country of incorporation	Total assets	Statutory share capital
Domestic Branch	611	9,898			
Foreign representation	1	2	1-France		
			2-		
			3-		
Foreign branch	7	59	1- Germany	1,467,955	356,932
			2-		
			3-		
Off-share banking region branches	1	5	1- Malta	2,806,228	-
			2-		
			3-		

XI. INFORMATION AND DISCLOSURES RELATED TO SUBSEQUENT EVENTS

1. **Subsequent events and non-finalized transactions and their effect on the financial statements:**

   On 10 February 2004, the Bank's Board of Directors resolved to sell 5% (TL300, in nominal value) of the shares of Ak Yatırım Ortaklığı A.Ş. with the market prices in the Istanbul Stock Exchange Market within a year, and to transfer the income from this sale to the share-capital.

2. **Information about significant changes in the foreign exchange rates after the balance sheet date and their effects on foreign currency transactions, financial statements and foreign operations of the Bank.**

   As mentioned in Section IV-note V, foreign currency exposure of the Bank is very low, thus the effect of any change in the rates will not be significant.

SECTION SIX
OTHER EXPLANATIONS AND NOTES

I. OTHER EXPLANATIONS RELATED TO BANK'S NATURE OF OPERATIONS

None.

II. EXPLANATION ADDED FOR CONVENIENCE TRANSLATION INTO ENGLISH

The effects of differences between accounting principles and standards set out by regulations in conformity with the 13th Article of the Banking Act No. 4389, accounting principles generally accepted in countries in which these financial statements are to be distributed and International Financial Reporting Standards ("IFRS") have not been quantified in these financial statements. Accordingly, these financial statements are not intended to present the financial position, results of operations and changes in the financial position and cash flows in accordance with the accounting principles generally accepted in such countries and IFRS.

SECTION SEVEN
EXPLANATIONS ON INDEPENDENT AUDIT REPORT

I. EXPLANATION ON AUDIT REPORT

The financial statements as at and for the year ended 31 December 2003 have been audited by Başaran Nas Serbest Muhasebeci ve Mali Müşavirlik A.Ş. (a member of PricewaterhouseCoopers), and in the auditor's report dated 16 February 2004, it is stated that the unconsolidated financial statements present fairly, in all material respects, the financial position of the Bank at 31 December 2003 and the result of its operations and its cash flows for the year then ended in accordance with accounting principles and standards set out by the regulations in conformity with Article 13 of the Banking Act.

....

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Rule 12g3-2(b) Exemption Application

EXHIBITS

VOLUME II

AKBANK T.A.S.

Istanbul, 05 May 2004

AKBANK T.A.S.
Earnings Release
First Quarter 2004 RESULTS (BRSA)

"Excelling on all fronts"

Akbank remains as the leading creditor among the private banks in Turkey, as it captured 12.5% of the loan market in the first quarter. Specifically, TL consumer loans recorded a robust growth mainly due to the pick up in domestic spending. Akbank's market shares of auto, credit card and mortgage loans, which represent a major portion of consumer loans, reached 28.5%, 11.6% and 15.1%, respectively. Asset management revenues also improved parallel to the growing size of Akbank's mutual funds and client bonds in custody. They recorded better than sector growth at 9.0%, when taken together. Consequently, net fee and commission income of the Bank reached TL 84trn (USD 63mn), soaring 167.0% versus the 1Q03 figure. Corporate loans didn't show much improvement due to the dearth of capacity investments in the manufacturing sector. In line with its vision of becoming the leading multi-specialist bank, Akbank continued either to gain market share or to maintain its strong presence in all categories of products.

(USD 1=TRL 1,330,000)

- **Securities**

The size of the total securities portfolio dropped 10%, and its proportion to total assets remained almost flat at 48% q-o-q. The currency composition of the portfolio moved towards TL securities, making up 55% of the total portfolio versus 50% in the previous quarter. TL securities, which are mostly recorded under "available-for-sale securities" (mark-to-market gains are recorded under shareholder's equity), had around 11 months of maturity and carried a spread of 12.2% on March 2004 versus 11.8% on December 2003. Contrary to the general view, the spreads on TL securities are widening due to the existing maturity structure (long-term assets vs. short-term liabilities) of the balance sheet, in which the cost of the interest bearing liabilities fall faster than the yield on the interest earning assets.

(TL trillion)	Fix	Floating	Total
Trading securities	4,610	252	4,862
Available for sale-securities	4,415	3,509	7,924
Held-to-Maturity	0	645	645
Equity	14		14
Total	9,039	4,406	13,445

- **Loans**

Strong demand for white goods, autos and houses in the first quarter of 2004 kept the retail loan book robust. The ratio showing the proportion of loans to assets rose to 33% from 30% last quarter. On the other hand, productivity driven national output growth undermined the new capacity investments of manufacturers as a major source of FX loan placements for banks. As a result, Akbank's TL loans captured 11.0% of the sector from 10.6% q-o-q. Of the Bank's total loans, TL loans constituted 50% versus 44% from a quarter ago. Overall, the total loan book remained almost flat at TL 9,102trn (USD 6,844mn) in TL terms, and increased 12.1% in dollar terms q-o-q.

With interest earning assets well in excess of interest bearing liabilities, Akbank enjoys the benefit of a good level of free capital (USD 3,140mn) that allows for long term financing and subdues the negative impact of rising rates. This places the Bank in the advantageous position of having the power to offer bigger amounts of TL loans with longer maturities, and grow its assets more aggressively than competitors. It also allows Akbank to be less aggressive in terms of its TL deposit rates, allowing the Bank's TL spreads to widen.

	1Q04	**2003**	**Change (%)**
TL loans (TL trillion)	4,536	4,086	11.0
FX loans (USD million)*	3,433	3,419	0.4

*FX loans are stated with the exchange rates effective at respective dates

In line with the strategy of shifting focus to higher yielding loan products, the share of retail and SME loans in total reached 25.3% and 16.2%, respectively. The significant increase in retail loans is mainly owed to the robust volume growth in auto, mortgage and credit card loans.



28.6%
29.7%
25.5%
22.9%
19.5%
18.6%
50.4%
46.6%
48.0%
44.1%
39.2%
34.7%
23.2%
25.3%
6.6%
10.5%
10.7%
13.1%
16.0%
16.2%
Dec-02
Mar-03
Jun-03
Sep-03
Dec-03
Mar-04
SME
Retail
Corporate
Project Finance

SME Loans

In 2003, Akbank introduced a new SME product called "biz.card", which is a cash management tool, and further segmented its SME operations into commercial and small, in which the latter is transferred under the retail-banking unit from corporate banking. Each segment now has its own scoring and evaluation processes, which speeds up the credit procedure remarkably. Since its launch in August 2003, the number of "biz.card" customers reached 28,507, including in its system 62 major companies such as Coca Cola, Exxon Mobil, Philip Morris, Ipragaz (LPG) and Istanbul Pharmacist Cooperative. The amount of credits that were extended to SMEs was TL 1,479trn (USD 1,112mn). Akbank aims to increase the share of its SME loans in its total loan portfolio up to 24% by the end of 2004.

Retail Loans and Mutual Funds

Auto loans, credit card loans, general-purpose loans, mortgage loans and overdraft loans are the major products of Akbank's consumer banking function, in the order of importance. Auto loans stood at TL 1,506trn (USD 1,132mn) registering an 11.2% jump q-o-q. Credit card loans were TL 854trn (USD 642mn) rising 7.3% q-o-q. General-purpose loans including the overdraft loans were TL 517trn (USD 389mn) improving 10.3% q-o-q. Mortgages were the most impressive performer in the first quarter as they posted 40.1% growth q-o-q, reaching TL 217trn (USD 163mn) by March 2004, moving from a small base.

Spread in consumer loans was 14.2% with an average maturity of 10 months as at March 2004 versus a spread of 12.6% on December 2003, due to the favourable maturity structure of the balance sheet. It is also important to remember that consumer loans represent a significant contribution to the Bank's commission income and a perfect opportunity to cross-sell. In line with the 20% market share target, consumer loan placements became less aggressive in the first quarter.

Assets under management in the form of mutual funds reached TL 3,247trn (USD 2,442mn) versus TL 3,065trn (USD 2,016mn), indicating a 6.0% increase q-o-q. The reasons for the continuing robust growth were the better than average annualised return of funds, aggressive sales targets to branches and intensive marketing efforts. Akbank ranked second among all fund managers in Turkey.

(Market share)	1Q04	2003
Consumer loans	19.0%	20.8%
Auto loans	28.5%	31.1%
Home loans	15.1%	15.2%
Credit card loans	11.6%	11.4%
Credit cards (volume)	11.9%	10.6%
Credit cards (# of cards)*	2,375,640	2,106,380
Mutual funds	14.0%	14.5%

*Including Amex

Despite the rapid loan growth, NPL ratio stayed flat at 1.3%. Akbank continues to provide full provisioning for its NPLs.

- **Deposits and Bonds in Custody**

Customer preference for high yield TL assets resulted in a switch from FX deposits to either TL deposits or to high-yield fixed income debt instruments. Since Akbank's TL deposits rates are historically lower than the average, which reflects favourably on its cost structure, most of these funds were invested in government securities through the Bank's extensive sales channels. Consequently, total deposits excluding bank deposits fell to TL 16,737trn (USD 12,584). TL deposits were slightly higher by 2% and FX deposits shrunk 6.5% in dollar terms, which are more or less in line with the sector's growth numbers.

	1Q04	2003	Change
TL deposits (TL trillion)	6,379	6,253	2.0%
FX deposits (USD)*	7,788	8,332	-6.5%
Bonds in custody	13,145	11,979	9.7%

*FX deposits are stated with the exchange rates effective at respective dates

Akbank continued to exploit the shift in customer investment preferences towards government bonds. Client's bonds under custody reached TL 13,145trn (USD 9,883mn) from TL 11,979trn (USD 7,879) q-o-q, which now constitutes more than the third (33.4%) of the market. The 9.7% quarterly increase was also well above the sector's 0.3%.

- **Income Statement**

Net fees and commissions were TL 84trn (USD 63mn) versus TL 31trn (USD 18mn) y-o-y, indicating a 167% increase. The significant increase from a year ago was primarily driven by the growth in fee generating products such as consumer loans, credit cards and mutual funds. There is a transaction charge of approx. 2% on consumer loans, which contributed significantly to the net commission figure in the past six months. Commissions earned improved by 42%, while commissions paid declined 22%. Contribution of net fees to the operating income rose to 16% from 8%, while expense coverage ratio reached 47% from 18% y-o-y.

(Fees and commissions revenue contribution)*	(%)
Money transfer fees	8
Asset management fees	26
Credit cards commissions	49
Other	17

*excluding commissions from cash and non-cash loans

Akbank posted TL 249trn (USD 187mn) of net profit. Compared to the same period last year, this is an increase of 269%. While there is not much difference in the net interest income from a year ago (last year's mark-to-market gains occurred after the first quarter), strong fee income and falling operating expenses resulted in 9% growth in operating income.

(TL trillion)	1Q04	1Q03
Operating income	**630**	**581**
Income from associates	29	3
Monetary loss	(276)	(358)
Income before tax	**383**	**226**
Taxes	(134)	(159)
Net income	**249**	**67**

*2003 figures are restated by the WPI of 2004

Despite the lower monetary loss compared to the same quarter last year, it was still higher than expected, due to the unexpectedly high WPI inflation of 6.5% in the first three months of 2004.

In order to prevent volatility in earnings, tax provision was calculated based on inflation adjusted gross income. According to the new tax regulation, inflation accounting can be applied if the past 12 months' WPI inflation is over 10% and past 36 months' WPI inflation is over 100%. With the announced April WPI inflation at 2.6%, the annualised June inflation comes to an estimated 11.7%, allowing the inflation taxation to be applied.

Key Ratios

	31.03.2004	31.12.2003
Interest Earning Assets / Total Assets	89.3%	87.0%
Interest Bearing Liabilities / Total Liabilities	77.2%	79.2%
NPL / Gross Cash Loans	1.27%	1.25%
Allowance for Loan losses / NPL	100.0%	100.0%
Gross Cash loans / Deposits	52.1%	46.2%
Deposits / Total Assets	63.3%	64.8%
Gross Cash Loans / Total Assets	33.0%	29.9%
Liquid Assets* / Total Assets	57.4%	58.2%

	31.03.2004	31.03.2003
NIM	6.3%	6.0%
ROAA	3.4%	1.0%
ROAE	18.9%	7.0%
Net Fees and Commissions / Operating Expense	47.2%	18.4%
Net Fees and Commissions / Operating Income	15.8%	8.0%
Operating Expense / Income	33.4%	43.3%
Operating Expense / Total average Assets	2.4%	2.4%

*Liquid assets include cash, banks and other financial institutions, money market, securities and reserve requirements

Appendices:
BRSA Financial Statements

Further information can be obtained from:

Mr. Cenk Goksan	IR Manager	90 212	280 13 35
Mr. Şehsuvar Aladağ	IR Officer	90 212	279 07 61

investor.relations@akbank.com

This press release is available on the Internet at www.akbank.com where you would also find our latest investor presentation

AKBANK T.A.Ş.

PUBLICLY AVAILABLE UNCONSOLIDATED FINANCIAL STATEMENTS AT 31 MARCH 2004, PREPARED IN ACCORDANCE WITH BRSA

AKBANK T.A.Ş.
BALANCE SHEETS AT 31 MARCH 2004 AND 31 DECEMBER 2003
ADJUSTED FOR THE EFFECTS OF INFLATION IN TURKISH LIRA (TL)
(Amounts are expressed in billions of TL, in terms of purchasing power of TL at 31 March 2004)

	ASSETS	CURRENT PERIOD (31/03/2004)			PREVIOUS PERIOD (31/12/2003)		
		TL	Foreign Currency	Total	TL	Foreign Currency	Total
I.	**Cash**	**98,924**	**87,324**	**186,248**	**115,470**	**112,108**	**227,578**
1.1	Cash	91,762	-	91,762	115,397	-	115,397
1.2	Foreign Currency	-	87,213	87,213	-	109,604	109,604
1.3	Balances with the Central Bank of Turkey	7,162	111	7,273	73	2,504	2,577
II.	**Trading Securities (Net)**	**220,132**	**4,641,950**	**4,862,082**	**1,324,937**	**5,846,439**	**7,171,376**
2.1	Government Debt Securities	220,130	4,627,165	4,847,295	1,324,914	5,829,370	7,154,284
2.1.1	Government Bonds	213,989	4,627,165	4,841,154	1,053,047	5,829,370	6,882,417
2.1.2	Treasury Bills	6,141	-	6,141	271,867	-	271,867
2.1.3	Other	-	-	-	-	-	-
2.2	Share Certificates	2	-	2	23	-	23
2.3	Other Marketable Securities	-	14,785	14,785	-	17,069	17,069
III.	**Banks and Other Financial Institutions**	**10,023**	**531,734**	**541,757**	**2,159**	**987,874**	**990,033**
3.1	Due from Banks	10,023	531,734	541,757	2,159	987,874	990,033
3.1.1	Domestic Banks	10,023	-	10,023	2,159	-	2,159
3.1.2	Foreign Banks	-	531,734	531,734	-	987,874	987,874
3.2	Other Financial Institutions	-	-	-	-	-	-
IV.	**Money Markets**	**170,000**	**371,070**	**541,070**	-	**422,654**	**422,654**
4.1	Interbank Money Market Placements	170,000	371,070	541,070	-	422,654	422,654
4.2	Receivables from Istanbul Stock Exchange Money Market	-	-	-	-	-	-
4.3	Receivables from reverse repurchase agreements	-	-	-	-	-	-
V.	**Available-for-sale Securities (Net)**	**6,526,931**	**1,411,289**	**7,938,220**	**5,479,648**	**1,664,716**	**7,144,364**
5.1	Share Certificates	13,716	63	13,779	13,064	73	13,137
5.2	Other Marketable Securities	6,513,215	1,411,226	7,924,441	5,466,584	1,664,643	7,131,227
VI.	**Loans**	**4,536,156**	**4,566,007**	**9,102,163**	**4,086,482**	**5,197,919**	**9,284,401**
6.1	Short-term	2,701,723	795,029	3,496,752	2,460,730	1,007,015	3,467,745
6.2	Medium and Long-term	1,834,433	3,770,978	5,605,411	1,625,752	4,190,904	5,816,656
6.3	Loans under Follow-up	79,102	37,656	116,758	74,628	43,123	117,751
6.4	Specific Provisions (-)	79,102	37,656	116,758	74,628	43,123	117,751
VII.	**Factoring Receivables**	-	-	-	-	-	-
VIII.	**Held-to-maturity Securities (Net)**	**644,765**	-	**644,765**	**686,698**	-	**686,698**
8.1	Government Debt Securities	644,765	-	644,765	686,698	-	686,698
8.1.1	Government Bonds	644,765	-	644,765	686,698	-	686,698
8.1.2	Treasury Bills	-	-	-	-	-	-
8.1.3	Other	-	-	-	-	-	-
8.2	Other Marketable Securities	-	-	-	-	-	-
IX.	**Investments and Associates (Net)**	**106,862**	**91,730**	**198,592**	**105,319**	**101,467**	**206,786**
9.1	Financial Investments and Associates	80,973	91,730	172,703	79,430	101,467	180,897
9.2	Non-financial Investments and Associates	25,889	-	25,889	25,889	-	25,889
X.	**Subsidiaries (Net)**	**104,569**	**81,352**	**185,921**	**104,568**	**95,071**	**199,639**
10.1	Financial Subsidiaries	104,569	81,352	185,921	104,568	95,071	199,639
10.2	Non-Financial Subsidiaries	-	-	-	-	-	-
XI.	**Oher Investments (Net)**	-	-	-	-	-	-
XII.	**Financial Lease Receivables (Net)**	-	-	-	-	-	-
12.1	Gross Financial Lease Receivables	-	-	-	-	-	-
12.2	Unearned Income (-)	-	-	-	-	-	-
XIII.	**Reserve Requirements with the Central Bank of Turkey**	**398,316**	**949,262**	**1,347,578**	**468,224**	**1,157,119**	**1,625,343**
XIV.	**Miscellaneous Receivables**	**20,811**	**2,795**	**23,606**	**40,663**	**486**	**41,149**
XV.	**Accrued Interest and Income Receivable**	**1,394,718**	**328,812**	**1,723,530**	**2,207,057**	**521,767**	**2,728,824**
15.1	Loans	84,663	48,493	133,156	138,456	44,345	182,801
15.2	Marketable Securities	1,295,683	210,235	1,505,918	2,051,780	269,949	2,321,729
15.3	Other	14,372	70,084	84,456	16,821	207,473	224,294
XVI.	**Property and Equipment (Net)**	**599,857**	**6,043**	**605,900**	**611,204**	**6,821**	**618,025**
16.1	Book Value	969,033	6,465	975,498	962,298	8,291	970,589
16.2	Accumulated Depreciation (-)	369,176	422	369,598	351,094	1,470	352,564
XVII.	**Intangible Assets (Net)**	**18,895**	-	**18,895**	**20,488**	-	**20,488**
17.1	Goodwill	-	-	-	-	-	-
17.2	Other	38,115	-	38,115	38,115	-	38,115
17.3	Accumulated Amortisation (-)	19,220	-	19,220	17,627	-	17,627
XVIII.	**Other Assets**	**41,184**	**8,939**	**50,123**	**20,669**	**13,761**	**34,430**
	TOTAL ASSETS	**14,892,143**	**13,078,307**	**27,970,450**	**15,273,586**	**16,128,202**	**31,401,788**

AKBANK T.A.Ş.
BALANCE SHEETS AT 31 MARCH 2004 AND 31 DECEMBER 2003
ADJUSTED FOR THE EFFECTS OF INFLATION IN TURKISH LIRA (TL)
(Amounts are expressed in billions of TL, in terms of purchasing power of TL at 31 March 2004)

	LIABILITIES and SHAREHOLDERS' EQUITY	CURRENT PERIOD (31/03/2004)			PREVIOUS PERIOD (31/12/2003)		
		TL	Foreign Currency	Total	TL	Foreign Currency	Total
I.	**Deposits**	**6,388,927**	**11,315,011**	**17,703,938**	**6,384,291**	**13,961,300**	**20,345,591**
1.1	Bank Deposits	10,170	957,177	967,347	131,667	1,293,446	1,425,113
1.2	Saving Deposits	4,824,628	-	4,824,628	4,716,675	-	4,716,675
1.3	Public Sector Deposits	54,372	-	54,372	14,363	-	14,363
1.4	Commercial Deposits	1,293,273	-	1,293,273	1,289,744	-	1,289,744
1.5	Other Institutions Deposits	206,484	-	206,484	231,842	-	231,842
1.6	Foreign Currency Deposits	-	10,357,834	10,357,834	-	12,667,854	12,667,854
1.7	Gold Vault	-	-	-	-	-	-
II.	**Money Markets**	**477,260**	**134,036**	**611,296**	**642,105**	-	**642,105**
2.1	Funds from Interbank Money Market	-	-	-	-	-	-
2.2	Funds from Istanbul Stock Exchange Money Market	-	-	-	-	-	-
2.3	Funds Provided Under Repurchase Agreements	477,260	134,036	611,296	642,105	-	642,105
III.	**Funds Borrowed**	**30,449**	**3,257,196**	**3,287,645**	**35,481**	**3,849,632**	**3,885,113**
3.1	Funds Borrowed from the Central Bank of Turkey	-	-	-	-	-	-
3.2	Other Funds Borrowed	30,449	3,257,196	3,287,645	35,481	3,849,632	3,885,113
3.2.1	Domestic Banks and Institutions	30,449	15,467	45,916	35,481	15,039	50,520
3.2.2	Foreign Banks, Institutions, and Funds	-	3,241,729	3,241,729	-	3,834,593	3,834,593
IV.	**Marketable Securities Issued (Net)**	-	-	-	-	-	-
4.1	Bills	-	-	-	-	-	-
4.2	Asset Backed Securities	-	-	-	-	-	-
4.3	Bonds	-	-	-	-	-	-
V.	**Funds**	-	-	-	-	-	-
VI.	**Miscellaneous Payables**	**137,019**	**28,427**	**165,446**	**68,152**	**43,764**	**111,916**
VII.	**Other Liabilities**	**105,802**	**164,832**	**270,634**	**14,340**	**28,065**	**42,405**
VIII.	**Taxes and Other Duties Payable**	**48,463**	**125**	**48,588**	**56,038**	**527**	**56,565**
IX.	**Factoring Payables**	-	-	-	-	-	-
X.	**Financial Lease Payables (Net)**	**182**	**8,846**	**9,028**	**412**	**10,887**	**11,299**
10.1	Gross Financial Lease Payables	182	9,304	9,486	412	12,360	12,772
10.2	Deferred Financial Lease Expenses (-)	-	458	458	-	1,473	1,473
XI.	**Accrued Interest and Expenses Payable**	**207,331**	**63,718**	**271,049**	**185,717**	**228,399**	**414,116**
11.1	Deposits	159,311	39,393	198,704	106,557	44,053	150,610
11.2	Borrowings	154	11,916	12,070	2,217	20,048	22,265
11.3	Repurchase Agreements	379	218	597	553	-	553
11.4	Other	47,487	12,191	59,678	76,390	164,298	240,688
XII.	**Provisions**	**412,871**	**918**	**413,789**	**510,321**	**6,858**	**517,179**
12.1	General Loan Loss Provision	51,916	-	51,916	55,434	-	55,434
12.2	Reserve for Employment Termination Benefits	11,699	-	11,699	12,139	-	12,139
12.3	Provision for Income Taxes	230,999	-	230,999	279,132	-	279,132
12.4	Insurance Technical Provisions (Net)	-	-	-	-	-	-
12.5	Other Provisions	118,257	918	119,175	163,616	6,858	170,474
XIII.	**Subordinated Loans**	-	**4,158**	**4,158**	-	**4,859**	**4,859**
XIV.	**Shareholders' Equity**	**5,183,664**	**1,215**	**5,184,879**	**5,364,775**	**5,865**	**5,370,640**
14.1	Paid-in Capital	1,200,000	-	1,200,000	1,200,000	-	1,200,000
14.2	Capital Reserves	2,436,673	1,215	2,437,888	2,446,791	5,865	2,452,656
14.2.1	Share Premium	-	-	-	-	-	-
14.2.2	Share Cancellation Profits	-	-	-	-	-	-
14.2.3	Marketable Securities Valuation Fund	138,267	1,215	139,482	148,385	5,865	154,250
14.2.4	Revaluation Fund	-	-	-	-	-	-
14.2.5	Evaluation Differences	-	-	-	-	-	-
14.2.6	Other Capital Reserves	-	-	-	-	-	-
14.2.7	Reserves Arising from the Restatement of Paid-in Caiptal	2,298,406	-	2,298,406	2,298,406	-	2,298,406
14.3	Profit Reserves	1,297,829	-	1,297,829	307,319	-	307,319
14.3.1	Legal Reserves	150,603	-	150,603	44,360	-	44,360
14.3.2	Status Reserves	-	-	-	-	-	-
14.3.3	Extraordinary Reserves	1,147,226	-	1,147,226	262,959	-	262,959
14.3.4	Other Profit Reserves	-	-	-	-	-	-
14.4	Income or (Loss)	249,162	-	249,162	1,410,665	-	1,410,665
14.4.1	Prior Years' Income or (Losses)	-	-	-	-	-	-
14.4.2	Current Year Income or (Loss)	249,162	-	249,162	1,410,665	-	1,410,665
	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**12,991,968**	**14,978,482**	**27,970,450**	**13,261,632**	**18,140,156**	**31,401,788**

AKBANK T.A.Ş.
INCOME STATEMENTS FOR THE THREE-MONTH PERIODS ENDED 31 MARCH 2004 AND 2003
ADJUSTED FOR THE EFFECTS OF INFLATION IN TURKISH LIRA (TL)
(Amounts are expressed in billions of TL, in terms of purchasing power of TL at 31 March 2004)

	INCOME and EXPENSES	CURRENT PERIOD (31/03/2004)	PREVIOUS PERIOD (31/03/2003)
I.	**Interest Income**	**995,671**	**1,172,037**
1.1	Interest on Loans	377,450	225,166
1.1.1	Interest on TL Loans	328,605	155,188
1.1.1.1	Short-term Loans	209,119	120,315
1.1.1.2	Medium and Long-term Loans	119,486	34,873
1.1.2	Interest on Foreign Currency Loans	43,744	66,102
1.1.2.1	Short-term Loans	7,663	19,010
1.1.2.2	Medium and Long-term Loans	36,081	47,092
1.1.3	Interest on Loans Under Follow-up	5,101	3,876
1.1.4	Premiums Received from Resource Utilisation Support Fund	-	-
1.2	Interest Received from Reserve Requirements with the Central Bank of Turkey	16,332	19,778
1.3	Interest Received from Banks	3,461	5,454
1.3.1	The Central Bank of Turkey	5	-
1.3.2	Domestic Banks	1,313	473
1.3.3	Foreign Banks	2,143	4,981
1.4	Interest Received from Money Market Transactions	18,950	189,736
1.5	Interest Received from Marketable Securities Portfolio	579,251	731,729
1.5.1	Trading Securities	152,993	269,609
1.5.2	Available-for-sale Securities	415,929	373,997
1.5.3	Held-to-maturity Securities	10,329	88,123
1.6	Other Interest Income	227	174
II.	**Interest Expense**	**432,455**	**587,698**
2.1	Interest on Deposits	382,091	497,836
2.1.1	Bank Deposits	7,987	6,860
2.1.2	Saving Deposits	274,546	335,496
2.1.3	Public Sector Deposits	37	27
2.1.4	Commercial Deposits	10,636	32,319
2.1.5	Other Institutions Deposits	27,162	39,393
2.1.6	Foreign Currency Deposits	61,723	83,741
2.1.7	Gold Vault	-	-
2.2	Interest on Money Market Transactions	29,694	61,921
2.3	Interest on Funds Borrowed	20,272	26,988
2.3.1	The Central Bank of Turkey	-	-
2.3.2	Domestic Banks	372	1,680
2.3.3	Foreign Banks	16,783	21,780
2.3.4	Other Financial Institutions	3,117	3,528
2.4	Interest on Securities Issued	-	-
2.5	Other Interest Expenses	398	953
III.	**Net Interest Income (I-II)**	**563,216**	**584,339**
IV.	**Net Fees and Commissions Income**	**83,735**	**31,365**
4.1	Fees and Commissions Received	132,332	93,376
4.1.1	Cash Loans	19,306	22,027
4.1.2	Non-cash Loans	5,131	4,674
4.1.3	Other	107,895	66,675
4.2	Fees and Commissions Paid	48,597	62,011
4.2.1	Cash Loans	5,576	5,437
4.2.2	Non-cash Loans	2	74
4.2.3	Other	43,019	56,500
V.	**Dividend Income**	**457**	**801**
5.1	Trading Securities	-	-
5.2	Available-for-sale Securities	457	801
VI.	**Net Trading Income / (Loss)**	**280,128**	**156,009**
6.1	Trading Gains on Securities (Net)	123,192	147,852
6.2	Foreign Exchange Gains or (Losses) (Net)	156,936	8,157
VII.	**Gains or (Losses) on Securities Held-for-investment**	-	-
VIII.	**Other Operating Income**	**55,297**	**22,944**
IX.	**Operating Income (III+IV+V+VI+VII+VIII)**	**982,833**	**795,458**
X.	**Provision for Loan Losses and Other Receivables (-)**	**21,817**	**10,080**
XI.	**Other Operating Expenses (-)**	**330,346**	**204,268**
XII.	**Net Operating Income (IX-X-XI)**	**630,670**	**581,110**
XIII.	**Income from Investments and Associates**	**28,940**	**2,726**
XIV.	**Income / (Loss) on Net Monetary Position**	**(276,495)**	**(357,968)**
XV.	**Income Before Income Taxes (XII+XIII+XIV)**	**383,115**	**225,868**
XVI.	**Provision for Income Taxes (-)**	**133,953**	**158,396**
XVII.	**Net Income / (Loss) Before Extraordinary Items (XV-XVI)**	**249,162**	**67,472**
XVIII.	**Extraordinary Income / (Loss) After Taxes**	-	-
18.1	Extraordinary Income / (Loss) Before Taxation	-	-
18.1.1	Extraordinary Income	-	-
18.1.2	Extraordinary Expenses (-)	-	-
18.2	Provision for Taxes on Extraordinary Income (-)	-	-
XIX.	**NET INCOME / (LOSS) (XVII+XVIII)**	**249,162**	**67,472**
	Earnings / (Loss) per share in TL full	**208**	**56**

AKBANK T.A.Ş.

CONSOLIDATED FINANCIAL STATEMENTS
PREPARED IN ACCORDANCE WITH IFRS
31 MARCH 2004

AKBANK T.A.Ş.

CONSOLIDATED BALANCE SHEETS
AS AT 31 MARCH 2004 AND 31 DECEMBER 2003
(TL Billions)
(As adjusted for the effects of inflation in TL units current at 31 March 2004 pursuant to IAS 29)

	31 March 2004	31 December 2003
ASSETS		
Cash and due from banks	1,395,763	1,746,162
Trading securities	5,065,776	8,231,701
Derivative financial instruments	64,176	204,221
Reserve requirements with the Central Bank of Turkey	1,363,659	1,643,646
Originated loans:		
- Loans and advances to customers	9,144,148	9,349,090
- Securities	8,288,334	7,527,950
Investment securities:		
- Available for sale	1,521,413	1,463,282
Investment in associated companies	194,569	216,785
Property and equipment	658,160	680,571
Deferred tax asset	55,306	72,736
Other assets and pre-payments	77,074	78,359
Total Assets	**27,828,378**	**31,214,503**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Customer deposits	18,629,643	21,219,635
Derivative financial instruments	4,608	5,010
Funds borrowed	3,063,925	3,619,319
Debt securities in issue	239,948	292,918
Income taxes payable	237,778	283,537
Other liabilities and accrued expenses	561,088	479,724
Reserve for employment termination benefits	25,951	27,289
Total Liabilities	**22,762,941**	**25,927,432**
Minority interest	129	126
Shareholders' equity		
Total paid-in share capital	3,613,721	3,613,721
Share premium	8,512	8,512
Translation reserve	(43,074)	(29,781)
Other reserves	(3,536)	3,876
Retained earnings	1,489,685	1,690,617
Total shareholders' equity	**5,065,308**	**5,286,945**
Total liabilities and shareholders' equity	**27,828,378**	**31,214,503**

CONSOLIDATED STATEMENTS OF INCOME
FOR THE 3-MONTH PERIODS ENDED 31 MARCH 2004 AND 2003
(TL Billions)
(As adjusted for the effects of inflation in TL units current at 31 March 2004 pursuant to IAS 29)

	31 March 2004	31 March 2003
Interest income:		
Interest on originated loans:		
- Loans and advances to customers	377,957	221,109
- Securities	397,857	432,533
Interest on investment and trading securities	201,114	277,282
Interest on deposits with banks	44,974	240,666
Other interest income	243	192
Total interest income	**1,022,145**	**1,171,782**
Interest expenses:		
Interest on deposits	417,634	550,543
Interest on funds borrowed and debt securities in issue	20,272	26,795
Interest on Interbank money market deposits	261	27,460
Other interest expenses	398	944
Total interest expenses	**438,565**	**605,742**
Net interest income	**583,580**	**566,040**
Foreign exchange gains and (losses), including net gains or losses from dealing in foreign currency, net	33,367	111,283
Net interest income after foreign exchange gains and losses	**616,947**	**677,323**
Provision / (reversal of provision) for loan losses	(7,857)	884
Net interest income after foreign exchange gains and losses and provision for loan losses	**624,804**	**676,439**
Fees and commission income	141,004	98,914
Fees and commission expense	50,438	61,941
Net fee and commission income	**90,566**	**36,973**
Net trading gains on securities	124,311	65,386
Dividend income	457	791
Other operating income	5,202	12,241
Operating income	**845,340**	**791,830**
Operating expenses	202,419	203,772
Income from associates	3,765	579
Loss on net monetary position	268,871	323,133
Income before income taxes	**377,815**	**265,504**
Income taxes	158,550	175,564
Minority interest	(3)	2
Net income	**219,262**	**89,942**

BRSA - IFRS net income reconciliation as of 31.03.2004

(TL billion)

BRSA bank only net income as of 31.03.2004	**249,162**
Foreign currency investments valuaiton difference **(1)**	15,721
Deferred tax effect **(2)**	(21,263)
Dividend income net-off per consolidation purposes	(26,683)
others	2,325
IFRS net income as of 31.03.2004	**219,262**

(1) In BRSA financial statements, foreign currency equity participations are stated at foreign currency carrying values restated in terms of the evaluation (respective foreign currency rates) rates at the balance sheet date. In IFRS financial statements, foreign currency equity participations are stated in TL carrying values restated terms of inflation. As the foreign exchange rates have declined in 2004, both in nominal term and also as compared to inflation rate,there is a loss amounting to 15,721 TL billion in BRSA financial statements compared to IFRS.

(2) Deferred tax liability has been calculated over the difference between tax base of property and equipment and their carrying value in IFRS financial statements. Although in accordance with the new tax law, effective from 1 January 2004, the inflation-adjusted amount of the fixed assets is considered as tax base in corporate tax calculation; there is still a difference between tax base of fixed assets and their IFRS values. Specifically this difference is resulting from accumulated depreciation calculation in accordance with the tax law; and therefore net book value of the fixed assets in tax base is lower than IFRS tax base of fixed assets. Accordingly, 21,263 TL billion deferred tax liability provided in IFRS financial statements. However it should be noted that major portion of this is accumulated depreciation difference, hence the deferred tax calculation, relates to one time effect, and, in next quarters lower incremental changes will occur.

AKBANK T.A.Ş.

31 MART 2004 TARİHİ İTİBARİYLE HAZIRLANAN
KAMUYA AÇIKLANACAK KONSOLİDE OLMAYAN MALİ TABLOLAR,
BUNLARA İLİŞKİN AÇIKLAMA VE DİPNOTLAR İLE
SINIRLI DENETİM RAPORU

Başaran Nas Serbest Muhasebeci
Mali Müşavirlik A.Ş.
a member of
PricewaterhouseCoopers
BJK Plaza, Süleyman Seba Caddesi
No:48 B Blok Kat 9 Akaretler
Beşiktaş 80680 İstanbul-Turkey
www.pwcglobal.com/tr
Telephone +90 (212) 326 6060
Facsimile +90 (212) 326 6050

AKBANK T.A.Ş.

1 OCAK - 31 MART 2004
ARA HESAP DÖNEMİNE AİT
SINIRLI DENETİM RAPORU

Akbank T.A.Ş. Yönetim Kurulu'na,

1. Akbank T.A.Ş.'nin ("Banka") 31 Mart 2004 tarihi itibariyle hazırlanan konsolide olmayan bilançosu ile aynı tarihte sona eren döneme ait konsolide olmayan gelir tablosunu sınırlı denetime tabi tutmuş bulunuyoruz. Rapor konusu mali tablolar Banka yönetiminin sorumluluğundadır. Bağımsız denetimi yapan kuruluş olarak üzerimize düşen sorumluluk, gerçekleştirilen sınırlı denetime dayanarak bu mali tablolar üzerine rapor sunmaktır.

2. Sınırlı denetim, 4389 sayılı Bankalar Kanunu uyarınca yürürlüğe konulan hesap ve kayıt düzeni ile muhasebe ve bağımsız denetim ilkelerine ilişkin düzenlemelere uygun olarak gerçekleştirilmiştir. Bu düzenlemeler, sınırlı denetimin mali tablolarda önemli bir yanlışlığın bulunup bulunmadığına dair sınırlı bir güvence verecek şekilde planlanmasını ve yapılmasını öngörür. Sınırlı denetim, temel olarak mali tabloların analitik yöntemler uygulanarak incelenmesi, doğruluğunun sorgulanması ve denetlenenin yönetimi ile görüşmeler yapılarak bilgi toplanması ile sınırlı olduğundan, tam kapsamlı denetime kıyasla daha az güvence sağlar. Tam kapsamlı bir denetim çalışması yürütülmemesi nedeniyle bir denetim görüşü bildirilmemektedir.

3. Gerçekleştirmiş olduğumuz sınırlı denetim sonucunda, ilişikteki konsolide olmayan mali tabloların, Akbank T.A.Ş.'nin 31 Mart 2004 tarihi itibariyle mali durumunu ve aynı tarihte sona eren döneme ait faaliyet sonuçlarını Bankalar Kanunu'nun 13 üncü maddesi gereğince yürürlükte bulunan düzenlemelerde belirlenen muhasebe ilke ve standartlarına uygun olarak doğru bir biçimde yansıtmadığına dair önemli herhangi bir hususa rastlanmamıştır.

Başaran Nas Serbest Muhasebeci
Mali Müşavirlik Anonim Şirketi
a member of
PricewaterhouseCoopers

Zeynep Uras, SMMM
Sorumlu Ortak, Başdenetçi

İstanbul, 5 Mayıs 2004

AKBANK T.A.Ş.

31 MART 2004 TARİHİ İTİBARİYLE HAZIRLANAN VE SINIRLI DENETİME TABİ TUTULAN KAMUYA AÇIKLANACAK KONSOLİDE OLMAYAN MALİ TABLOLAR, BUNLARA İLİŞKİN AÇIKLAMA VE DİPNOTLAR İLE İLGİLİ BANKA YÖNETİMİNİN TEYİT YAZISI

Bankacılık Düzenleme ve Denetleme Kurumu tarafından düzenlenen "Kamuya Açıklanacak Mali Tablolar ile Bunlara İlişkin Açıklama ve Dipnotlar Hakkında 17 Sayılı Tebliğ"e göre raporlama paketi aşağıda yer alan bölümlerden oluşmaktadır.

- **Birinci Bölüm** - BANKA HAKKINDA GENEL BİLGİLER
- **İkinci Bölüm** - BANKA'NIN KONSOLİDE OLMAYAN MALİ TABLOLARI
- **Üçüncü Bölüm** - MUHASEBE POLİTİKALARINA İLİŞKİN AÇIKLAMALAR
- **Dördüncü Bölüm** - BANKA'NIN MALİ BÜNYESİNE İLİŞKİN BİLGİLER
- **Beşinci Bölüm** - KONSOLİDE OLMAYAN MALİ TABLOLARA İLİŞKİN AÇIKLAMA VE DİPNOTLAR
- **Altıncı Bölüm** - DİĞER AÇIKLAMA VE DİPNOTLAR
- **Yedinci Bölüm** - SINIRLI DENETİM RAPORUNA İLİŞKİN AÇIKLAMALAR

Konsolide olmayan mali tablolar ile bunlara ilişkin açıklama ve dipnotlar Muhasebe Uygulama Yönetmeliği ve ilgili Tebliğler ile Bankamız kayıtlarına uygun olarak, aksi belirtilmediği müddetçe milyar Türk Lirası olarak, Türk Lirası'nın 31 Mart 2004 tarihindeki cari satın alma gücüne göre yeniden ifade edilerek hazırlanmış olup, sınırlı denetime tabi tutulmuş ve ilişikte sunulmuştur.

5 Mayıs 2004

Özen GÖKSEL	Zafer KURTUL	Balamir YENİ	Atıl ÖZUS
İç Denetim Sisteminden Sorumlu Yönetim Kurulu Üyesi	Genel Müdür	Genel Müdür Yardımcısı	Müdür

6115-9/2003 (358)

BİRİNCİ BÖLÜM
BANKA HAKKINDA GENEL BİLGİLER

I. BANKA'NIN HİZMET TÜRÜ VE FAALİYET ALANLARINA İLİŞKİN AÇIKLAMA :

Akbank T.A.Ş. ("Banka" veya "Akbank"), Bakanlar Kurulu'nun 3/6710 sayılı kararıyla verilen izin çerçevesinde, her türlü banka işlemleri yapmak ve T.C. Kanunlarının menetmediği her çeşit iktisadi, mali ve ticari konularda teşebbüs ve faaliyette bulunmak üzere kurulmuş ve 30 Ocak 1948 tarihinde faaliyete geçmiş özel sermayeli bir ticaret bankasıdır. 31 Mart 2004 tarihi itibariyle Banka'nın yurt çapında 620 şubesi, yurtdışında 8 şubesi ve 1 temsilciliği bulunmaktadır (31 Aralık 2003: 611 yurtiçi şube, 8 yurtdışı şube, 1 temsilcilik). 31 Mart 2004 tarihi itibariyle Banka'nın personel sayısı 9.913 (31 Aralık 2003: 9.964) kişidir. Banka normal bankacılık faaliyetlerinin yanısıra, şubeleri aracılığıyla, Aksigorta A.Ş. ve Ak Emeklilik A.Ş. adına sigorta acenteliği faaliyetlerini yürütmektedir. Banka'nın hisse senetleri 1990 yılından bu yana İstanbul Menkul Kıymetler Borsası'nda ("İMKB") işlem görmektedir. Ayrıca Banka hisselerinin % 4,03'lük bölümü 1998 yılında American Depository Receipt (ADR) ve adi hisse senedi olarak uluslararası piyasalara arz edilerek satılmıştır. Banka'nın 31 Mart 2004 tarihi itibariyle ADR'lerle birlikte toplam halka açıklık oranı yaklaşık % 34'tür.

II. BANKA'NIN DAHİL OLDUĞU GRUBA İLİŞKİN AÇIKLAMA :

Banka'nın sermayesinde doğrudan veya dolaylı hakimiyeti sözkonusu olan sermaye grubu Sabancı Grubu'dur.

III. ARA DÖNEM MALİ TABLOLARINA İLİŞKİN AÇIKLAMA VE DİPNOTLAR:

a. Yıl sonu itibarıyla hazırlanan mali tabloların hazırlanmasında kullanılan muhasebe politika ve yöntemleri ara dönem mali tabloların hazırlanmasında değiştirilmeden uygulanmıştır. Bu muhasebe politikaları Üçüncü Bölüm'de detaylı olarak açıklanmıştır.

b. Ara dönemde gerçekleşen, mevsimsellik veya dönemsellik arz eden işlemler bulunmamaktadır.

c. Mali tabloları etkileyen temel hatalar ve önemli ölçüde sürekli olmayan işlemler bulunmamaktadır.

d. Varlıklar, yükümlülükler, özkaynaklar, net kâr veya nakit akımlarını etkileyen ve nitelik, tutar veya oluşum bakımından olağan faaliyetlerin dışında gerçekleşen kalemler bulunmamaktadır.

e. Önemlilik ilkesi dikkate alınarak önceki ara dönem mali tablolarında, cari döneme ilişkin olarak yer alan tahmini tutarlarda meydana gelen değişiklikler bulunmamaktadır.

f. Dönem içerisinde borçlanma senetleri ile sermaye araçlarının ihracı ve bu işlemlere ilişkin olarak yapılan ödemeler bulunmamaktadır.

g. İmtiyazlı hisse senetleri ayrıca gösterilmek suretiyle, hisse başına ve toplam temettü ödemeleri:

Banka'nın Olağan Genel Kurul Toplantısı 29 Mart 2004 tarihinde yapılmıştır. Olağan Genel Kurul Toplantısı'nda 2003 yılı faaliyetlerinden sağlanan 1.324.524 TL tutarındaki net karın 420.156 TL'sinin Banka ortaklarına, kurucu ve intifa paylarına nakit temettü olarak dağıtılmasına, 300.000 TL'sinin ortaklara bedelsiz hisse senedi ihracı yoluyla ödenmiş sermayeye

(Yetkili İmza / Kaşe)
AKBANK T.A.Ş.
GENEL MÜDÜRLÜĞÜ

eklenmesine, kalan 604.368 TL'nin yasal ve olağanüstü yedekler olarak ayrılmasına karar verilmiştir (Tutarlar TL'nin 31 Aralık 2003 tarihindeki satın alma gücüyle ifade edilmiştir.).

Mali tabloların hazırlandığı tarih itibariyle sermaye artırımı ile ilgili gerekli başvurular yapılmıştır, işlemler devam etmektedir. Nakit temettünün tamamına yakını ödenmiştir.

h. Ara dönem mali tablo düzenlenmesine esas tarihten sonra ortaya çıkan ve ara dönem mali tablolarına yansıtılmayan önemli hususlar bulunmamaktadır.

i. Ortaklıkların, uzun vadeli yatırımların edinilmesi veya elden çıkarılması, yeniden yapılanma, durdurulan faaliyetler gibi Banka'nın yapısına etki eden işlemler bulunmamaktadır.

j. Yılsonu bilanço düzenleme tarihinden sonra ortaya çıkan şarta bağlı varlık ve yükümlülüklerde değişiklikler bulunmamaktadır.

IV. DİĞER BİLGİLER

a. Banka'nın yönetim merkezinin adresi :

Sabancı Center 34330, 4. Levent / İstanbul

b. Banka'nın telefon ve fax numaraları :

Telefon : (0 212) 270 00 44
Fax : (0 212) 269 77 87

c. Banka'nın elektronik site adresi :

www.akbank.com

d. Raporlama dönemi:

1 Ocak- 31 Mart 2004

AKBANK T.A.Ş.

I. 31 MART 2004 VE 31 ARALIK 2003 TARİHLERİ İTİBARİYLE ENFLASYONA GÖRE DÜZELTİLMİŞ BİLANÇOLAR

(Tutarlar Milyar TL olarak TL'nin 31 Mart 2004 tarihindeki satın alma gücüyle ifade edilmiştir.)

	AKTİF KALEMLER	Dipnot (Beşinci Bölüm)	CARİ DÖNEM (31/03/2004)			ÖNCEKİ DÖNEM (31/12/2003)		
			TP	YP	Toplam	TP	YP	Toplam
I.	**NAKİT DEĞERLER VE MERKEZ BANKASI**	(I-a)	**98.924**	**87.324**	**186.248**	**115.470**	**112.108**	**227.578**
1.1	Kasa		91.762	-	91.762	115.397	-	115.397
1.2	Efektif Deposu		-	87.213	87.213	-	109.604	109.604
1.3	T.C. Merkez Bankası		7.162	111	7.273	73	2.504	2.577
II.	**ALIM SATIM AMAÇLI MENKUL DEĞERLER (Net)**	(I-b)	**220.132**	**4.641.950**	**4.862.082**	**1.324.937**	**5.846.439**	**7.171.376**
2.1	Devlet Borçlanma Senetleri		220.130	4.627.165	4.847.295	1.324.914	5.829.370	7.154.284
2.1.1	Devlet Tahvili		213.989	4.627.165	4.841.154	1.053.047	5.829.370	6.882.417
2.1.2	Hazine Bonosu		6.141	-	6.141	271.867	-	271.867
2.1.3	Diğer		-	-	-	-	-	-
2.2	Hisse Senetleri		2	-	2	23	-	23
2.3	Diğer Menkul Değerler		-	14.785	14.785	-	17.069	17.069
III.	**BANKALAR VE DİĞER MALİ KURULUŞLAR**		**10.023**	**531.734**	**541.757**	**2.159**	**987.874**	**990.033**
3.1	Bankalar		10.023	531.734	541.757	2.159	987.874	990.033
3.1.1	Yurtiçi Bankalar		10.023	-	10.023	2.159	-	2.159
3.1.2	Yurtdışı Bankalar		-	531.734	531.734	-	987.874	987.874
3.2	Diğer Mali Kuruluşlar		-	-	-	-	-	-
IV.	**PARA PİYASALARI**		**170.000**	**371.070**	**541.070**	-	**422.654**	**422.654**
4.1	Bankalararası Para Piyasasından Alacaklar		170.000	371.070	541.070	-	422.654	422.654
4.2	İMKB Takasbank Piyasasından Alacaklar		-	-	-	-	-	-
4.3	Ters Repo İşlemlerinden Alacaklar		-	-	-	-	-	-
V.	**SATILMAYA HAZIR MENKUL DEĞERLER (Net)**	(I-c)	**6.526.931**	**1.411.289**	**7.938.220**	**5.479.648**	**1.664.716**	**7.144.364**
5.1	Hisse Senetleri		13.716	63	13.779	13.064	73	13.137
5.2	Diğer Menkul Değerler		6.513.215	1.411.226	7.924.441	5.466.584	1.664.643	7.131.227
VI.	**KREDİLER**	(I-d)	**4.536.156**	**4.566.007**	**9.102.163**	**4.086.482**	**5.197.919**	**9.284.401**
6.1	Kısa Vadeli		2.701.723	795.029	3.496.752	2.460.730	1.007.015	3.467.745
6.2	Orta ve Uzun Vadeli		1.834.433	3.770.978	5.605.411	1.625.752	4.190.904	5.816.656
6.3	Takipteki Krediler		79.102	37.656	116.758	74.628	43.123	117.751
6.4	Özel Karşılıklar (-)		79.102	37.656	116.758	74.628	43.123	117.751
VII.	**FAKTORİNG ALACAKLARI**		-	-	-	-	-	-
VIII.	**VADEYE KADAR ELDE TUTULACAK MENKUL DEĞERLER (Net)**	(I-e)	**644.765**	-	**644.765**	**686.698**	-	**686.698**
8.1	Devlet Borçlanma Senetleri		644.765	-	644.765	686.698	-	686.698
8.1.1	Devlet Tahvili		644.765	-	644.765	686.698	-	686.698
8.1.2	Hazine Bonosu		-	-	-	-	-	-
8.1.3	Diğer		-	-	-	-	-	-
8.2	Diğer Menkul Değerler		-	-	-	-	-	-
IX.	**İŞTİRAKLER (Net)**	(I-f)	**106.862**	**91.730**	**198.592**	**105.319**	**101.467**	**206.786**
9.1	Mali İştirakler		80.973	91.730	172.703	79.430	101.467	180.897
9.2	Mali Olmayan İştirakler		25.889	-	25.889	25.889	-	25.889
X.	**BAĞLI ORTAKLIKLAR (Net)**	(I-g)	**104.569**	**81.352**	**185.921**	**104.568**	**95.071**	**199.639**
10.1	Mali Ortaklıklar		104.569	81.352	185.921	104.568	95.071	199.639
10.2	Mali Olmayan Ortaklıklar		-	-	-	-	-	-
XI.	**DİĞER YATIRIMLAR (Net)**		-	-	-	-	-	-
XII.	**FİNANSAL KİRALAMA ALACAKLARI (Net)**	(I-h)	-	-	-	-	-	-
12.1	Finansal Kiralama Alacakları		-	-	-	-	-	-
12.2	Kazanılmamış Gelirler (-)		-	-	-	-	-	-
XIII.	**ZORUNLU KARŞILIKLAR**		**398.316**	**949.262**	**1.347.578**	**468.224**	**1.157.119**	**1.625.343**
XIV.	**MUHTELİF ALACAKLAR**		**20.811**	**2.795**	**23.606**	**40.663**	**486**	**41.149**
XV.	**FAİZ VE GELİR TAHAKKUK VE REESKONTLARI**	(I-i)	**1.394.718**	**328.812**	**1.723.530**	**2.207.057**	**521.767**	**2.728.824**
15.1	Kredilerin		84.663	48.493	133.156	138.456	44.345	182.801
15.2	Menkul Değerlerin		1.295.683	210.235	1.505.918	2.051.780	269.949	2.321.729
15.3	Diğer		14.372	70.084	84.456	16.821	207.473	224.294
XVI.	**MADDİ DURAN VARLIKLAR (Net)**		**599.857**	**6.043**	**605.900**	**611.204**	**6.821**	**618.025**
16.1	Defter Değeri		969.033	6.465	975.498	962.298	8.291	970.589
16.2	Birikmiş Amortismanlar (-)		369.176	422	369.598	351.094	1.470	352.564
XVII.	**MADDİ OLMAYAN DURAN VARLIKLAR (Net)**		**18.895**	-	**18.895**	**20.488**	-	**20.488**
17.1	Şerefiye		-	-	-	-	-	-
17.2	Diğer		38.115	-	38.115	38.115	-	38.115
17.3	Birikmiş Amortismanlar (-)		19.220	-	19.220	17.627	-	17.627
XVIII.	**DİĞER AKTİFLER**	(I-j)	**41.184**	**8.939**	**50.123**	**20.669**	**13.761**	**34.430**
	AKTİF TOPLAMI		**14.892.143**	**13.078.307**	**27.970.450**	**15.273.586**	**16.128.202**	**31.401.788**

İlişikteki açıklama ve dipnotlar bu mali tabloların tamamlayıcı bir parçasıdır.

Başaran Nas
Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi
a member of
PRICEWATERHOUSECOOPERS
Tarafından Görüldü 20
İstanbul, Tarih 05/04

(Yetkili İmza / Kaşe)
AKBANK T.A.Ş.
GENEL MÜDÜRLÜĞÜ

AKBANK T.A.Ş.

II. 31 MART 2004 VE 31 ARALIK 2003 TARİHLERİ İTİBARİYLE ENFLASYONA GÖRE DÜZELTİLMİŞ BİLANÇOLAR

(Tutarlar Milyar TL olarak TL'nin 31 Mart 2004 tarihindeki satın alma gücüyle ifade edilmiştir.)

	PASİF KALEMLER	Dipnot (Beşinci Bölüm)	CARİ DÖNEM (31/03/2004)			ÖNCEKİ DÖNEM (31/12/2003)		
			TP	YP	Toplam	TP	YP	Toplam
I.	**MEVDUAT**	(II-a)	6.388.927	11.315.011	17.703.938	6.384.291	13.961.300	20.345.591
1.1	Bankalararası Mevduat		10.170	957.177	967.347	131.667	1.293.446	1.425.113
1.2	Tasarruf Mevduatı		4.824.628	-	4.824.628	4.716.675	-	4.716.675
1.3	Resmi Kuruluşlar Mevduatı		54.372	-	54.372	14.363	-	14.363
1.4	Ticari Kuruluşlar Mevduatı		1.293.273	-	1.293.273	1.289.744	-	1.289.744
1.5	Diğer Kuruluşlar Mevduatı		206.484	-	206.484	231.842	-	231.842
1.6	Döviz Tevdiat Hesabı		-	10.357.834	10.357.834	-	12.667.854	12.667.854
1.7	Kıymetli Madenler Depo Hesapları		-	-	-	-	-	-
II.	**PARA PİYASALARI**	(II-b)	477.260	134.036	611.296	642.105	-	642.105
2.1	Bankalararası Para Piyasalarından Alınan Borçlar		-	-	-	-	-	-
2.2	İMKB Takasbank Piyasasından Alınan Borçlar		-	-	-	-	-	-
2.3	Repo İşlemlerinden Sağlanan Fonlar		477.260	134.036	611.296	642.105	-	642.105
III.	**ALINAN KREDİLER**	(II-c)	30.449	3.257.196	3.287.645	35.481	3.849.632	3.885.113
3.1	T.C. Merkez Bankası Kredileri		-	-	-	-	-	-
3.2	Alınan Diğer Krediler		30.449	3.257.196	3.287.645	35.481	3.849.632	3.885.113
3.2.1	Yurtiçi Banka ve Kuruluşlardan		30.449	15.467	45.916	35.481	15.039	50.520
3.2.2	Yurtdışı Banka, Kuruluş ve Fonlardan		-	3.241.729	3.241.729	-	3.834.593	3.834.593
IV.	**İHRAÇ EDİLEN MENKUL KIYMETLER (Net)**	(II-d)	-	-	-	-	-	-
4.1	Bonolar		-	-	-	-	-	-
4.2	Varlığa Dayalı Menkul Kıymetler		-	-	-	-	-	-
4.3	Tahviller		-	-	-	-	-	-
V.	**FONLAR**	(II-e)	-	-	-	-	-	-
VI.	**MUHTELİF BORÇLAR**	(II-f)	137.019	28.427	165.446	68.152	43.764	111.916
VII.	**DİĞER YABANCI KAYNAKLAR**	(II-g)	105.802	164.832	270.634	14.340	28.065	42.405
VIII.	**ÖDENECEK VERGİ, RESİM, HARÇ VE PRİMLER**		48.463	125	48.588	56.038	527	56.565
IX.	**FAKTORİNG BORÇLARI**		-	-	-	-	-	-
X.	**FİNANSAL KİRALAMA BORÇLARI (Net)**	(II-h)	182	8.846	9.028	412	10.887	11.299
10.1	Finansal Kiralama Borçları		182	9.304	9.486	412	12.360	12.772
10.2	*Ertelenmiş Finansal Kiralama Giderleri (-)*		-	458	458	-	1.473	1.473
XI.	**FAİZ VE GİDER REESKONTLARI**	(II-i)	207.331	63.718	271.049	185.717	228.399	414.116
11.1	Mevduatın		159.311	39.393	198.704	106.557	44.053	150.610
11.2	Alınan Kredilerin		154	11.916	12.070	2.217	20.048	22.265
11.3	Repo İşlemlerinin		379	218	597	553	-	553
11.4	Diğer		47.487	12.191	59.678	76.390	164.298	240.688
XII.	**KARSILIKLAR**	(II-j)	412.871	918	413.789	510.321	6.858	517.179
12.1	Genel Karşılıklar		51.916	-	51.916	55.434	-	55.434
12.2	Kıdem Tazminatı Karşılığı		11.699	-	11.699	12.139	-	12.139
12.3	Vergi Karşılığı		230.999	-	230.999	279.132	-	279.132
12.4	Sigorta Teknik Karşılıkları (Net)		-	-	-	-	-	-
12.5	Diğer Karşılıklar		118.257	918	119.175	163.616	6.858	170.474
XIII.	**SERMAYE BENZERİ KREDİLER**	(II-j)	-	4.158	4.158	-	4.859	4.859
XIV.	**ÖZKAYNAKLAR**	(II-k)	5.183.664	1.215	5.184.879	5.364.775	5.865	5.370.640
14.1	Ödenmiş Sermaye		1.200.000	-	1.200.000	1.200.000	-	1.200.000
14.2	Sermaye Yedekleri		2.436.673	1.215	2.437.888	2.446.791	5.865	2.452.656
14.2.1	Hisse Senedi İhraç Primleri	(II-l)	-	-	-	-	-	-
14.2.2	Hisse Senedi İptal Kârları		-	-	-	-	-	-
14.2.3	Menkul Değerler Değer Artış Fonu		138.267	1.215	139.482	148.385	5.865	154.250
14.2.4	Yeniden Değerleme Fonu		-	-	-	-	-	-
14.2.5	Yeniden Değerleme Değer Artışı		-	-	-	-	-	-
14.2.6	Diğer Sermaye Yedekleri		-	-	-	-	-	-
14.2.7	Ödenmiş Sermayenin Enflasyona Göre Düzeltilmesinden Kaynaklanan Sermaye Yedekleri		2.298.406	-	2.298.406	2.298.406	-	2.298.406
14.3	Kâr Yedekleri		1.297.829	-	1.297.829	307.319	-	307.319
14.3.1	Yasal Yedekler		150.603	-	150.603	44.360	-	44.360
14.3.2	Statü Yedekleri		-	-	-	-	-	-
14.3.3	Olağanüstü Yedekler		1.147.226	-	1.147.226	262.959	-	262.959
14.3.4	Diğer Kâr Yedekleri		-	-	-	-	-	-
14.4	Kâr veya Zarar		249.162	-	249.162	1.410.665	-	1.410.665
14.4.1	Geçmiş Yıllar Kâr veya Zararları		-	-	-	-	-	-
14.4.2	Dönem Net Kâr veya Zararı		249.162	-	249.162	1.410.665	-	1.410.665
	PASİF TOPLAMI		12.991.968	14.978.482	27.970.450	13.261.632	18.140.156	31.401.788

İlişikteki açıklama ve dipnotlar bu mali tabloların tamamlayıcı bir parçasıdır.

Başaran Nas
Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi
a member of
PRICEWATERHOUSECOOPERS
Tarafından Görüldü 20
İstanbul, Tarih 05/04

(Yetkili İmza / Kaşe)
AKBANK T.A.Ş.
GENEL MÜDÜRLÜĞÜ

AKBANK T.A.Ş.

III. 31 MART 2004 VE 31 MART 2003 TARİHLERİNDE SONA EREN ÜÇER AYLIK ARA DÖNEMLERE İLİŞKİN ENFLASYONA GÖRE DÜZELTİLMİŞ GELİR TABLOLARI

(Tutarlar Milyar TL olarak TL'nin 31 Mart 2004 tarihindeki satın alma gücüyle ifade edilmiştir.)

	GELİR VE GİDER KALEMLERİ	Dipnot (Beşinci Bölüm)	CARİ DÖNEM (31/03/2004)	ÖNCEKİ DÖNEM (31/03/2003)
I.	FAİZ GELİRLERİ	(III-a)	995.671	1.172.037
1.1	Kredilerden Alınan Faizler		377.450	225.166
1.1.1	TP Kredilerden Alınan Faizler		328.605	155.188
1.1.1.1	Kısa Vadeli Kredilerden		209.119	120.315
1.1.1.2	Orta ve Uzun Vadeli Kredilerden		119.486	34.873
1.1.2	YP Kredilerden Alınan Faizler		43.744	66.102
1.1.2.1	Kısa Vadeli Kredilerden		7.663	19.010
1.1.2.2	Orta ve Uzun Vadeli Kredilerden		36.081	47.092
1.1.3	Takipteki Alacaklardan Alınan Faizler		5.101	3.876
1.1.4	Kaynak Kullanım Destekleme Fonundan Alınan Primler		-	-
1.2	Zorunlu Karşılıklardan Alınan Faizler		16.332	19.778
1.3	Bankalardan Alınan Faizler		3.461	5.454
1.3.1	T.C. Merkez Bankası'ndan		5	-
1.3.2	Yurtiçi Bankalardan		1.313	473
1.3.3	Yurtdışı Bankalardan		2.143	4.981
1.4	Para Piyasası İşlemlerinden Alınan Faizler		18.950	189.736
1.5	Menkul Değerlerden Alınan Faizler		579.251	731.729
1.5.1	Alım Satım Amaçlı Menkul Değerlerden		152.993	269.609
1.5.2	Satılmaya Hazır Menkul Değerlerden	(III-c)	415.929	373.997
1.5.3	Vadeye Kadar Elde Tutulacak Menkul Değerlerden	(III-c)	10.329	88.123
1.6	Diğer Faiz Gelirleri		227	174
II.	FAİZ GİDERLERİ	(III-b)	432.455	587.698
2.1	Mevduata Verilen Faizler	(III-b-3)	382.091	497.836
2.1.1	Bankalar Mevduatına		7.987	6.860
2.1.2	Tasarruf Mevduatına		274.546	335.496
2.1.3	Resmi Kuruluşlar Mevduatına		37	27
2.1.4	Ticari Kuruluşlar Mevduatına		10.636	32.319
2.1.5	Diğer Kuruluşlar Mevduatına		27.162	39.393
2.1.6	Döviz Tevdiat Hesaplarına		61.723	83.741
2.1.7	Kıymetli Maden Depo Hesaplarına		-	-
2.2	Para Piyasası İşlemlerine Verilen Faizler	(III-b-4)	29.694	61.921
2.3	Kullanılan Kredilere Verilen Faizler		20.272	26.988
2.3.1	T.C. Merkez Bankası'na		-	-
2.3.2	Yurtiçi Bankalara		372	1.680
2.3.3	Yurtdışı Bankalara		16.783	21.780
2.3.4	Diğer Kuruluşlara		3.117	3.528
2.4	Çıkarılan Menkul Kıymetlere Verilen Faizler		-	-
2.5	Diğer Faiz Giderleri		398	953
III.	NET FAİZ GELİRİ (I - II)		563.216	584.339
IV.	NET ÜCRET VE KOMİSYON GELİRLERİ		83.735	31.365
4.1	Alınan Ücret ve Komisyonlar		132.332	93.376
4.1.1	Nakdi Kredilerden		19.306	22.027
4.1.2	Gayri Nakdi Kredilerden		5.131	4.674
4.1.3	Diğer		107.895	66.675
4.2	Verilen Ücret ve Komisyonlar		48.597	62.011
4.2.1	Nakdi Kredilere Verilen		5.576	5.437
4.2.2	Gayri Nakdi Kredilere Verilen		2	74
4.2.3	Diğer		43.019	56.500
V.	TEMETTÜ GELİRLERİ		457	801
5.1	Alım Satım Amaçlı Menkul Değerlerden		-	-
5.2	Satılmaya Hazır Menkul Değerlerden		457	801
VI.	NET TİCARİ KÂR / ZARAR		280.128	156.009
6.1	Sermaye Piyasası İşlemleri Kâr/Zararı (Net)		123.192	147.852
6.2	Kambiyo Kâr/Zararı (Net)	(III-g-1)	156.936	8.157
VII.	YATIRIM AMAÇLI MENKUL DEĞERLERDEN KÂR/ZARAR		-	-
VIII.	DİĞER FAALİYET GELİRLERİ	(III-d)	55.297	22.944
IX.	FAALİYET GELİRLERİ TOPLAMI (III+IV+V+VI+VII+VIII)		982.833	795.458
X.	KREDİ VE DİĞER ALACAKLAR KARŞILIĞI (-)	(III-e)	21.817	10.080
XI.	DİĞER FAALİYET GİDERLERİ (-)	(III-g-1)	330.346	204.268
XII.	FAALİYET KÂRI (IX-X-XI)		630.670	581.110
XIII.	BAĞLI ORTAKLIKLAR VE İŞTİRAKLERDEN KÂR/ZARAR	(III-f)	28.940	2.726
XIV.	NET PARASAL POZİSYON KARI / (ZARARI)		(276.495)	(357.968)
XV.	VERGİ ÖNCESİ KÂR (XII+XIII+XIV)		383.115	225.868
XVI.	VERGİ KARŞILIĞI (-)	(III-g-2)	133.953	158.396
XVII.	VERGİ SONRASI OLAĞAN FAALİYET KÂR/ZARARI (XV-XVI)		249.162	67.472
XVIII.	VERGİ SONRASI OLAĞANÜSTÜ KÂR/ZARAR		-	-
18.1	Vergi Öncesi Olağanüstü Net Kâr/Zarar		-	-
18.1.1	Olağanüstü Gelirler		-	-
18.1.2	Olağanüstü Giderler (-)		-	-
18.2	Olağanüstü Kâra İlişkin Vergi Karşılığı (-)		-	-
XIX.	NET DÖNEM KÂR ve ZARARI (XVII+XVIII)		249.162	67.472
	Hisse Başına Kâr / Zarar (Tam TL tutarı ile gösterilmiştir)		208	56

Başaran Nas
Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi
a member of
PRICEWATERHOUSECOOPERS
Tarafından Görüldü 20
İstanbul, Tarih 05/04

İlişikteki açıklama ve dipnotlar bu mali tabloların tamamlayıcı bir parçasıdır.

(Yetkili İmza / Kaşe)
AKBANK T.A.Ş.
GENEL MÜDÜRLÜĞÜ

AKBANK T.A.Ş.

IV. 31 MART 2004 VE 31 ARALIK 2003 TARİHLERİ İTİBARİYLE ENFLASYONA GÖRE DÜZELTİLMİŞ BİLANÇO DIŞI YÜKÜMLÜLÜKLER TABLOLARI

(Tutarlar Milyar TL olarak TL'nin 31 Mart 2004 tarihindeki satın alma gücüyle ifade edilmiştir.)

			CARİ DÖNEM (31/03/2004)			ÖNCEKİ DÖNEM (31/12/2003)		
		Dipnot (Beşinci Bölüm)	TP	YP	TOPLAM	TP	YP	TOPLAM
A. BİLANÇO DIŞI YÜKÜMLÜLÜKLER (I+II+III)			**7.840.817**	**7.838.183**	**15.679.000**	**7.340.776**	**8.304.296**	**15.645.072**
I.	**GARANTİ ve KEFALETLER**	(IV-b), (IV-c)	**848.780**	**1.398.884**	**2.247.664**	**871.825**	**1.212.815**	**2.084.640**
1.1.	Teminat Mektupları		836.331	858.182	1.694.513	867.093	637.668	1.504.761
1.1.1.	Devlet İhale Kanunu Kapsamına Girenler		116.066	72.194	188.260	120.546	100.841	221.387
1.1.2.	Dış Ticaret İşlemleri Dolayısıyla Verilenler		-	374.422	374.422	-	239.054	239.054
1.1.3.	Diğer Teminat Mektupları		720.265	411.566	1.131.831	746.547	297.773	1.044.320
1.2.	Banka Kabul Kredileri		-	5.841	5.841	2	8.877	8.879
1.2.1.	İthalat Kabul Kredileri		-	5.841	5.841	2	8.877	8.879
1.2.2.	Diğer Banka Kabulleri		-	-	-	-	-	-
1.3.	Akreditifler		-	534.050	534.050	-	565.300	565.300
1.3.1.	Belgeli Akreditifler		-	495.450	495.450	-	550.900	550.900
1.3.2.	Diğer Akreditifler		-	38.600	38.600	-	14.400	14.400
1.4.	Garanti Verilen Prefinansmanlar		-	-	-	-	-	-
1.5.	Cirolar		-	-	-	-	-	-
1.5.1.	T.C. Merkez Bankasına Cirolar		-	-	-	-	-	-
1.5.2.	Diğer Cirolar		-	-	-	-	-	-
1.6.	Menkul Kıy. İh. Satın Alma Garantilerimizden		-	-	-	-	-	-
1.7.	Diğer Garantilerimizden		7.121	811	7.932	-	955	955
1.8.	Diğer Kefaletlerimizden		5.328	-	5.328	4.730	15	4.745
II.	**TAAHHÜTLER**	(IV-b)	**6.933.761**	**1.248.699**	**8.182.460**	**6.407.185**	**1.496.094**	**7.903.279**
2.1.	Cayılamaz Taahhütler		6.933.761	1.248.699	8.182.460	6.407.185	1.496.094	7.903.279
2.1.1.	Vadeli, Aktif Değer Alım Taahhütleri		49.000	31.942	80.942	559	-	559
2.1.2.	Vadeli, Mevduat Al.-Sat. Taahhütleri		-	-	-	-	-	-
2.1.3.	İştir. ve Bağ. Ort. Ser. İşt. Taahhütleri		-	-	-	-	-	-
2.1.4.	Kul. Gar. Kredi Tahsis Taahhütleri		-	-	-	-	-	-
2.1.5.	Men. Kıy. İhr. Aracılık Taahhütleri		-	-	-	-	-	-
2.1.6.	Zorunlu Karşılık Ödeme Taahhüdü		-	-	-	-	-	-
2.1.7.	Kredi Kartı Harcama Limit Taahhütleri		5.858.612	1.216.757	7.075.369	5.374.669	1.496.094	6.870.763
2.1.8.	Diğer Cayılamaz Taahhütler		1.026.149	-	1.026.149	1.031.957	-	1.031.957
2.2.	Cayılabilir Taahhütler		-	-	-	-	-	-
2.2.1.	Cayılabilir Kredi Tahsis Taahhütleri		-	-	-	-	-	-
2.2.2.	Diğer Cayılabilir Taahhütler		-	-	-	-	-	-
III.	**TÜREV FİNANSAL ARAÇLAR**		**58.276**	**5.190.600**	**5.248.876**	**61.766**	**5.595.387**	**5.657.153**
3.1.	Vadeli Döviz Alım-Satım İşlemleri		20.437	44.150	64.587	18.604	66.359	84.963
3.1.1.	Vadeli Döviz Alım İşlemleri		1.129	28.599	29.728	2.500	37.475	39.975
3.1.2.	Vadeli Döviz Satım İşlemleri		19.308	15.551	34.859	16.104	28.884	44.988
3.2.	Para ve Faiz Swap İşlemleri		814	5.014.521	5.015.335	867	5.396.726	5.397.593
3.2.1.	Swap Para Alım İşlemleri		-	2.537.435	2.537.435	-	2.774.482	2.774.482
3.2.2.	Swap Para Satım İşlemleri		814	2.477.086	2.477.900	867	2.622.244	2.623.111
3.2.3.	Swap Faiz Alım İşlemleri		-	-	-	-	-	-
3.2.4.	Swap Faiz Satım İşlemleri		-	-	-	-	-	-
3.3.	Para ve Faiz Opsiyonları		-	-	-	-	-	-
3.3.1.	Para Alım Opsiyonları		-	-	-	-	-	-
3.3.2.	Para Satım Opsiyonları		-	-	-	-	-	-
3.3.3.	Faiz Alım Opsiyonları		-	-	-	-	-	-
3.3.4.	Faiz Satım Opsiyonları		-	-	-	-	-	-
3.4.	Futures Para İşlemleri		-	-	-	-	-	-
3.4.1.	Futures Para Alım İşlemleri		-	-	-	-	-	-
3.4.2.	Futures Para Satım İşlemleri		-	-	-	-	-	-
3.5.	Futures Faiz Alım-Satım İşlemleri		-	-	-	-	-	-
3.5.1.	Futures Faiz Alım İşlemleri		-	-	-	-	-	-
3.5.2.	Futures Faiz Satım İşlemleri		-	-	-	-	-	-
3.6.	Diğer		37.025	131.929	168.954	42.295	132.302	174.597
B. EMANET VE REHİNLİ KIYMETLER (IV+V)			**15.139.166**	**1.812.267**	**16.951.433**	**13.410.304**	**2.007.128**	**15.417.432**
IV.	**EMANET KIYMETLER**		**13.377.064**	**889.757**	**14.266.821**	**12.075.983**	**1.043.313**	**13.119.296**
4.1.	Müşteri Fon ve Portföy Mevcutları		-	-	-	-	-	-
4.2.	Emanete Alınan Menkul Değerler		12.506.659	637.930	13.144.589	11.177.244	801.928	11.979.172
4.3.	Tahsile Alınan Çekler		630.119	17.264	647.383	652.905	19.264	672.169
4.4.	Tahsile Alınan Ticari Senetler		240.180	233.444	473.624	245.721	220.823	466.544
4.5.	Tahsile Alınan Diğer Kıymetler		106	226	332	113	259	372
4.6.	İhracına Aracı Olunan Kıymetler		-	-	-	-	-	-
4.7.	Diğer Emanet Kıymetler		-	798	798	-	927	927
4.8.	Emanet Kıymet Alanlar		-	95	95	-	112	112
V.	**REHİNLİ KIYMETLER**		**1.762.102**	**922.510**	**2.684.612**	**1.334.321**	**963.815**	**2.298.136**
5.1.	Menkul Kıymetler		355.953	177.510	533.463	67.931	166.729	234.660
5.2.	Teminat Senetleri		79.810	123.576	203.386	71.068	120.293	191.361
5.3.	Emtia		-	-	-	-	-	-
5.4.	Varant		-	-	-	-	-	-
5.5.	Gayrimenkul		873.349	187.850	1.061.199	781.222	213.136	994.358
5.6.	Diğer Rehinli Kıymetler		452.990	433.574	886.564	414.100	463.657	877.757
5.7.	Rehinli Kıymet Alanlar		-	-	-	-	-	-
BİLANÇO DIŞI HESAPLAR TOPLAMI (A+B)			**22.979.983**	**9.650.450**	**32.630.433**	**20.751.080**	**10.311.424**	**31.062.504**

Başaran Nas
Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi
a member of
PRICEWATERHOUSECOOPERS
Tarafından Görüldü 20
İstanbul, Tarih 05/04

İlişikteki açıklama ve dipnotlar bu mali tabloların tamamlayıcı bir parçasıdır.

(Yetkili İmza / Kaşe)
AKBANK T.A.Ş.
GENEL MÜDÜRLÜĞÜ

ÜÇÜNCÜ BÖLÜM
MUHASEBE POLİTİKALARINA İLİŞKİN AÇIKLAMALAR

I. SUNUM ESASLARINA İLİŞKİN AÇIKLAMA VE DİPNOTLAR :

a. Mali tabloların ve bunlara ilişkin açıklama ve dipnotların Muhasebe Uygulama Yönetmeliği ve muhasebe standartları hakkında tebliğlere uygun olarak hazırlanması :

Banka, muhasebe kayıtlarını ve kanuni mali tablolarını Türk lirası olarak, Bankalar Kanunu, Türk Ticaret Kanunu ve Türk vergi mevzuatına uygun olarak tutmakta ve tanzim etmektedir. Konsolide olmayan mali tablolar, 4389 sayılı Bankalar Kanunu'nun "Hesap ve Kayıt Düzeni" başlıklı 13. maddesinin hükümlerine dayanılarak, 1 Temmuz 2002 tarihinden geçerli olmak üzere, Bankacılık Düzenleme ve Denetleme Kurumu ("BDDK") tarafından 22 Haziran 2002 tarih ve 24793 (Mükerrer) sayılı Resmi Gazete'de yayımlanarak yürürlüğe konulan "Muhasebe Uygulama Yönetmeliği" ("MUY") ve bu Yönetmelik'e ilişkin olarak yayımlanmış muhasebe standartları tebliğleri kapsamında belirlenen esaslara uygun olarak hazırlanmıştır.

b. Mali tabloların paranın cari satın alma gücü esasına göre düzenlenmesi :

Muhasebe Uygulama Yönetmeliği'ne İlişkin 14 Sayılı Tebliğ olan "Mali Tabloların Yüksek Enflasyon Dönemlerinde Düzenlenmesine İlişkin Muhasebe Standardı" ("MUY 14") 1 Temmuz 2002 tarihi itibariyle yürürlüğe girmiştir.

MUY 14, yüksek enflasyonlu ekonomideki para birimi baz alınarak hazırlanan mali tabloların paranın bilanço tarihindeki cari satın alma gücüne göre yeniden düzenlenmesini gerektirir. Önceki dönemlere ait tutarlar da aynı şekilde düzeltilir. Bir ekonomiyi yüksek enflasyonlu olarak tanımlayabilmek için yukarıda sözü edilen Tebliğ'in belli ölçütleri vardır ve bunlardan bir tanesi de Devlet İstatistik Enstitüsü verilerine göre son üç yıllık enflasyon oranının yüzde yüze yaklaşması ya da bu oranı geçmesidir. Enflasyon düzeltmesi işlemleri, MUY 14'te yer alan esaslara göre ve MUY 14'ün eki olarak yayımlanan Toptan Eşya Fiyat Endeksleri ve Devlet İstatistik Enstitüsü'nün aynı bazda açıkladığı Toptan Eşya Fiyatları Genel Endeksi kullanılarak yapılmıştır. Beşinci Bölüm'de VII no'lu "Enflasyon Muhasebesine İlişkin Açıklama ve Dipnotlar" bölümünde enflasyon muhasebesi uygulaması ile ilgili detay bilgiler sunulmuştur.

c. Mali tabloların hazırlanmasında izlenen muhasebe ilkeleri ve uygulanan değerleme esasları:

Mali tabloların hazırlanmasına ilişkin izlenen muhasebe politikaları ve kullanılan değerleme esasları MUY kapsamında belirlenen esaslara göre belirlenmiş ve uygulanmıştır. Söz konusu muhasebe politikaları ve değerleme esasları aşağıda yer alan II ila XXI no'lu dipnotlarda açıklanmaktadır.

II. İŞTİRAKLER, BAĞLI ORTAKLIKLAR VE SATILMAYA HAZIR PORTFÖYDE YER ALAN HİSSE SENETLERİNİN MALİ TABLOLARDA GÖSTERİMİ :

Türk lirası cinsinden iştirakler, bağlı ortaklıklar ve satılmaya hazır portföyde yer alan hisse senetleri, bunlara ilişkin kayıtlı tutarlarından, bu kuruluşların oluşturmalarına izin verilen "yeniden değerleme değer artış fonu" gibi fonların sermayelerine eklenmesi nedeniyle elde edilen tutarlar ve kur farkları dahil finansman giderleri indirildikten sonra kalan bakiyeleri dikkate alınarak enflasyona göre düzeltme işlemine tabi tutulmuştur.

(Yetkili İmza / Kaşe)

AKBANK T.A.Ş.
GENEL MÜDÜRLÜĞÜ

Yabancı para cinsinden iştirak, bağlı ortaklık ve satılmaya hazır portföyde yer alan hisse senetlerinin düzeltilmiş tutarları, bu yatırımların döviz cinsinden elde etme maliyetlerinin bilanço tarihindeki döviz kurları kullanılarak Türk lirasına çevrilmesi suretiyle hesaplanmıştır.

Enflasyon muhasebesine göre düzeltilmiş tutarların net gerçekleşebilir değerin üzerinde olması durumunda, değer düşüklüğünün kalıcı veya geçici olması, değer düşüklüğünün oranı gibi kriterler de dikkate alınarak, ilgili iştirak, bağlı ortaklık ve satılmaya hazır portföyde yer alan hisse senetlerinin değeri net gerçekleşebilir değere veya varsa rayiç değere indirilmiştir.

III. YABANCI PARA CİNSİ ÜZERİNDEN İŞLEMLER İLE İLGİLİ UYGULANAN İLKELER :

Yabancı para cinsinden parasal aktif ve pasif kalemler bilanço tarihindeki döviz kurları ile değerlenmişlerdir. Parasal olan kalemlerin değerlemesinden kaynaklanan kur farkları gelir tablosunda "Kambiyo kar/zararı" olarak muhasebeleştirilmiştir. Elde etme maliyeti esasına göre muhasebeleştirilen parasal olmayan kalemlerden yabancı para iştirakler ise bunların döviz cinsinden elde etme maliyetlerinin bilanço tarihindeki döviz kurlarıyla TL'ye çevrilerek mali tablolarda yansıtılmıştır.

a. Yabancı para işlemlerin dönüştürülmesinde ve bunların mali tablolara yansıtılmasında kullanılan kur değerleri :

31 Mart 2004 tarihi itibariyle yabancı para işlemlerin Türk lirasına dönüştürülmesinde ve bunların mali tablolara yansıtılmasında kullanılan ABD Doları kur değeri 1.330.000 TL, Euro kur değeri 1.626.457 TL ve Yen kur değeri 12.804 TL'dir.

b. Döneme ilişkin net kara dahil edilen toplam kur farkları :

Banka'nın ilişikteki mali tablolarda döneme ilişkin net kara dahil edilen toplam kur farkı (kambiyo) karı tutarı, net 156.936 TL'dir.

c. Kur farklarından doğan değerleme fonu hesabının toplam tutarı ve dönem içinde meydana gelen değişiklikler :

Kur farklarından doğan değerleme fonu hesabının bakiyesi bulunmamaktadır.

d. Bilanço tarihinden sonra kurlarda önemli değişiklikler olması halinde bunun yabancı para işlemler ile ilgili kalemlere ve mali tablolara olan etkisi :

Dördüncü Bölüm'de V no'lu dipnotta da görüldüğü üzere, Banka'nın döviz açık pozisyonu çok düşük seviyededir. Bu nedenle kurlarda önemli değişiklikler olması durumunda bunun mali tablolara önemli bir etkisi olmayacaktır.

e. Aktifleştirilmiş kur farkı tutarı :

Aktifleştirilmiş kur farkları bulunmamaktadır.

Başaran Nas
Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi
a member of
PRICEWATERHOUSECOOPERS
Tarafından Görüldü 20
İstanbul, Tarih 05/04

(Yetkili İmza / Kaşe)
AKBANK T.A.Ş.
GENEL MÜDÜRLÜĞÜ

f. Kur riski yönetim politikasının temel esasları :

Kur riski yönetim politikasının temel esasları ile ilgili bilgiler Dördüncü Bölüm'de V no'lu dipnotta verilmektedir.

g. Yurtdışında kurulu ortaklıklardaki net yatırımların, iştiraklerin, ödünçlerin ve riskten korunma amaçlı diğer araçların Türk parasına dönüştürülmesi sonucunda ortaya çıkan kur farklarının hangi hesaplarda izlendiği :

Banka'nın yurtdışında kurulu ortaklıklardaki yabancı para cinsinden net yatırımlarının döviz cinsinden tutarları bilanço tarihindeki döviz kurları ile değerlenmiştir. Değerleme sonucu oluşan kur farkları gelir tablosunda "Kambiyo kar/zararı" olarak muhasebeleştirilmiştir.

h. Yurtdışında kurulu bir ortaklığın edinilmesinden doğan şerefiye ile, bu ortaklığın aktif ve pasif kalemlerinin rayiç değere uyarlanması sonucu oluşan tutarların Türk parasına dönüştürülmesinde uygulanan yöntem :

Banka'nın yurtdışında kurulu herhangi bir ortaklığı ile ilgili şerefiye tutarı bulunmamaktadır. Yurtdışındaki ortaklıkların aktif ve pasif kalemlerinin rayiç değere uyarlanması sonucunda herhangi bir fark tutarı oluşmamıştır.

i. Yurtdışı ortaklığının elden çıkarılması halinde sonuçların hangi hesaplara yansıtıldığı :

Cari ve önceki dönemde elden çıkarılan yurtdışında kurulu bir ortaklık bulunmamaktadır.

j. Borçlanmayı temsil eden menkul değerler ile parasal nitelikli finansal aktiflerin Türk parasına dönüştürülmesinden kaynaklanan farkların gelir tablosuna dahil edilip edilmediği:

Banka'nın ihraç ettiği borçlanmayı temsil eden menkul değerler bulunmamaktadır. Parasal nitelikli finansal aktiflerin Türk parasına dönüştürülmesinden kaynaklanan kur farkları gelir tablosunda "Kambiyo kar/zararı" içerisinde muhasebeleştirilmiştir.

IV. VADELİ İŞLEM VE OPSİYON SÖZLEŞMELERİ İLE TÜREV ÜRÜNLERE İLİŞKİN AÇIKLAMALAR :

Banka'nın türev işlemlerini ağırlıklı olarak yabancı para ve faiz swapları ile vadeli döviz alım-satım sözleşmeleri oluşturmaktadır. Banka'nın ana sözleşmeden ayrıştırılmak suretiyle oluşturulan türev ürünleri bulunmamaktadır.

Banka'nın türev ürünleri "Finansal araçların muhasebeleştirilmesi standardı" ("MUY 1") gereğince "Riskten korunma amaçlı" ve "Alım-satım amaçlı" olarak sınıflandırılmaktadır. Buna göre, bazı türev işlemler ekonomik olarak Banka için risklere karşı etkin bir koruma sağlamakla birlikte, muhasebesel olarak MUY 1 kapsamında bunlar "Alım-satım amaçlı" olarak muhasebeleştirilmektedir.

Türev işlemlerin ilk olarak kayda alınmasında elde etme maliyeti kullanılmakta ve bunlara ilişkin işlem maliyetleri elde etme maliyetine dahil edilmektedir. Ayrıca, türev işlemlerden doğan yükümlülük ve alacaklar sözleşme tutarları üzerinden nazım hesaplara kaydedilmektedir.

Başaran Nas
Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi
a member of
PRICEWATERHOUSECOOPERS
Tarafından Görüldü 20
İstanbul, Tarih 05/04

(Yetkili İmza / Kaşe)

AKBANK T.A.Ş.
GENEL MÜDÜRLÜĞÜ

Türev işlemler kayda alınmalarını izleyen dönemlerde rayiç değer ile değerlenmekte ve rayiç değerin pozitif veya negatif olmasına göre bilançoda sırasıyla, "Faiz ve gelir tahakkuk ve reeskontları" veya "Faiz ve gider reeskontları" içerisinde gösterilmektedir. Yapılan değerleme sonucu rayiç değerde meydana gelen farklar alım satım amaçlı türev işlemlerde gelir tablosunda yansıtılmaktadır.

31 Mart 2004 tarihi itibariyle Banka'nın türev ürünlerinin rayiç değerleri 59.568 (31 Aralık 2003: 199.306) TL'dir.

V. FİNANSAL ARAÇLARIN NETLEŞTİRİLMESİNE İLİŞKİN AÇIKLAMALAR :

Finansal varlıklar ve borçlar, Banka'nın netleştirmeye yönelik yasal bir hakka ve yaptırım gücüne sahip olması ve ilgili finansal aktif ve pasifi net tutarları üzerinden tahsil etme/ödeme niyetinde olması; veya, ilgili finansal varlığı ve borcu eşzamanlı olarak sonuçlandırma hakkına sahip olması durumlarında bilançoda net tutarları üzerinden gösterilir.

VI. FAİZ GELİR VE GİDERİNE İLİŞKİN AÇIKLAMALAR :

Faiz gelir ve giderleri tahakkuk esasına göre muhasebeleştirilmektedir. Banka, donuk alacaklarla ilgili faiz gelirleri ve, varsa, tahsili şüpheli görülen diğer faiz gelirleriyle ilgili reeskont uygulamasını durdurmakta ve o tarihe kadar kaydedilmiş olan reeskont tutarlarını iptal ederek tahsilat gerçekleşene kadar gelir olarak kaydetmemektedir.

VII. ÜCRET VE KOMİSYON GELİR VE GİDERLERİNE İLİŞKİN AÇIKLAMALAR :

Tahsil edildikleri dönemde gelir kaydedilen bazı bankacılık işlemleriyle ilgili ücret gelirleri haricindeki ücret ve komisyon gelirleri ve giderleri esas olarak tahakkuk esasına göre muhasebeleştirilmektedir. Diğer kredi kurum ve kuruluşlarına ödenen kredi ücret ve komisyon giderleri işlem maliyeti olarak dikkate alınmakta ve "Etkin faiz (iç verim) yöntemi"ne göre muhasebeleştirilmektedir. Sözleşmeler yoluyla sağlanan ya da üçüncü bir gerçek veya tüzel kişi için varlık alımı veya satımı gibi işlemlere ilişkin hizmetler yoluyla sağlanan gelirler tahsil edildiği tarihlerde gelir olarak kaydedilmektedir.

VIII. ALIM SATIM AMAÇLI MENKUL DEĞERLERE İLİŞKİN AÇIKLAMALAR :

Alım - satım amaçlı menkul değerler piyasada kısa dönemde oluşan fiyat ve benzeri unsurlardaki dalgalanmalardan kar sağlama amacıyla elde edilen, veya elde edilme nedeninden bağımsız olarak, kısa dönemde kar sağlamaya yönelik bir portföyün parçası olan menkul değerlerdir.

Alım-satım amaçlı menkul değerlerin alım ve satım işlemleri "teslim tarihi"ne göre kayıtlara alınmakta ve kayıtlardan çıkarılmaktadır. Alım satım amaçlı menkul değerler, bilançoya, ilk olarak işlem maliyetleri de dahil olmak üzere maliyet değerleri ile yansıtılmakta ve kayda alınmalarını müteakiben rayiç değerleri ile değerlemeye tabi tutulmaktadır. Rayiç değere esas teşkil eden fiyat oluşumlarının aktif piyasa koşulları içerisinde gerçekleşmemesi durumunda rayiç değerin güvenilir bir şekilde belirlenmediği kabul edilmekte ve "Etkin faiz (iç verim) yöntemi"ne göre hesaplanan "İskonto edilmiş değer" rayiç değer olarak dikkate alınmaktadır. Yapılan değerleme sonucu oluşan kazanç ve kayıplar kar/zarar hesaplarına dahil edilmektedir. Alım satım amaçlı menkul değerlerden kazanılan faizler faiz gelirleri içerisinde ve elde edilen kar payları temettü gelirleri içerisinde gösterilmektedir.

Başaran Nas
Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi
a member of
PRICEWATERHOUSECOOPERS
Tarafından Görüldü 20
İstanbul, Tarih 05/04

(Yetkili İmza / Kaşe)

AKBANK T.A.Ş.
GENEL MÜDÜRLÜĞÜ

IX. SATIŞ VE GERİ ALIŞ ANLAŞMALARI VE MENKUL DEĞERLERİN ÖDÜNÇ VERİLMESİ İŞLEMLERİNE İLİŞKİN AÇIKLAMALAR :

Tekrar geri alımlarını öngören anlaşmalar çerçevesinde satılmış olan menkul kıymetler ("Repo") Banka portföyünde tutuluş amaçlarına göre "Alım satım amaçlı", "Satılmaya hazır" veya "Vadeye kadar elde tutulacak" portföylerde sınıflandırılmakta ve ait olduğu portföyün esaslarına göre değerlemeye tabi tutulmaktadır. Repo sözleşmesi karşılığı elde edilen fonlar pasifte "Repo işlemlerinden sağlanan fonlar" hesabında muhasebeleştirilmekte ve ilgili repo anlaşmaları ile belirlenen satım ve geri alım fiyatları arasındaki farkın döneme isabet eden kısmı için "Etkin faiz (iç verim) oranı yöntemi"ne göre gider reeskontu hesaplanmaktadır.

Geri satım taahhüdü ile alınmış menkul kıymetler ("Ters repo") işlemleri bilançoda "Ters repo işlemlerinden alacaklar" kalemi altında muhasebeleştirilmektedir. Ters repo anlaşmaları ile belirlenen alım ve geri satım fiyatları arasındaki farkın döneme isabet eden kısmı için "Etkin faiz (iç verim) oranı yöntemi"ne göre faiz gelir reeskontu hesaplanmaktadır.

Banka'nın herhangi bir şekilde ödünce konu edilmiş menkul değeri bulunmamaktadır.

X. VADEYE KADAR ELDE TUTULACAK MENKUL DEĞERLER VE SATILMAYA HAZIR MENKUL DEĞERLERE İLİŞKİN AÇIKLAMALAR :

Banka finansal varlıklarını "Alım satım amaçlı", "Satılmaya hazır", "Banka kaynaklı krediler ve alacaklar" veya "Vadeye kadar elde tutulacaklar" olarak sınıflandırmakta ve muhasebeleştirmektedir. Söz konusu finansal varlıkların alım ve satım işlemleri "Teslim tarihi"ne göre kayıtlara alınmakta ve kayıtlardan çıkarılmaktadır. Finansal varlıkların sınıflandırılması şekli ilgili varlıkların Banka yönetimi tarafından satınalma amaçları dikkate alınarak, elde edildikleri tarihlerde kararlaştırılmaktadır.

Finansal varlıkların gelecekte beklenen nakit akışlarının "Etkin faiz (iç verim) oranı yöntemi" ile iskonto edilmek suretiyle hesaplanan tahmini tahsil edilebilir tutarının defter değerinden düşük olması durumunda söz konusu finansal varlığın zaafiyete uğradığı kabul edilir. Finansal varlıkların zaafiyete uğraması sonucu oluşan değer düşüklüğü için karşılık ayrılır ve ayrılan karşılık gider hesapları ile ilişkilendirilir.

a. Vadeye kadar elde tutulacak menkul değerler :

Vadeye kadar elde tutulacak menkul değerler, vadesine kadar saklama niyetiyle elde tutulan ve fonlama kabiliyeti dahil olmak üzere vade sonuna kadar elde tutulabilmesi için gerekli koşulların sağlanmış olduğu, sabit veya belirlenebilir ödemeleri ile sabit vadesi bulunan ve; banka kaynaklı krediler ve alacaklar dışında kalan menkul değerlerdir. Vadeye kadar elde tutulacak menkul değerler ilk olarak elde etme maliyeti üzerinden kayda alınmakta ve kayda alınmayı müteakiben "Etkin faiz (iç verim) oranı yöntemi" kullanılarak "İskonto edilmiş bedeli" ile değerlenmektedir. Vadeye kadar elde tutulacak menkul değerlerle ilgili faiz gelirleri gelir tablosunda yansıtılmaktadır.

Banka'nın önceden vadeye kadar elde tutulacak menkul değerler arasında sınıflandırdığı ancak, sınıflandırma esaslarına uyulmadığından iki yıl boyunca bu sınıflandırmaya tabi tutulamayacak finansal varlıkları bulunmamaktadır. Vadeye kadar elde tutulacak menkul değerlerle ilgili herhangi bir değer azalışı yoktur.

b. Satılmaya hazır menkul değerler :

Satılmaya hazır menkul değerler "Banka kaynaklı krediler ve alacaklar" ile "Vadeye kadar elde tutulacaklar" ve "Alım satım amaçlılar" dışında kalan menkul değerlerden oluşmaktadır.

Başaran Nas
Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi
a member of
PRICEWATERHOUSECOOPERS
Tarafından Görüldü 20
İstanbul, Tarih 05/04

(Yetkili İmza / Kaşe)

AKBANK T.A.Ş.
GENEL MÜDÜRLÜĞÜ

Satılmaya hazır menkul değerler kayda alınmalarını izleyen dönemlerde rayiç değerle değerlenmektedir. Rayiç değere esas teşkil eden fiyat oluşumlarının aktif piyasa koşulları içerisinde gerçekleşmemesi durumunda rayiç değerin güvenilir bir şekilde belirlenmediği kabul edilmekte ve "Etkin faiz (iç verim) yöntemi"ne göre hesaplanan iskonto edilmiş değer rayiç değer olarak dikkate alınmaktadır. Satılmaya hazır menkul değerlerin rayiç değerlerindeki değişikliklerden kaynaklanan "Gerçekleşmemiş kâr ve zararlar" ilgili finansal varlığa karşılık gelen değerin tahsili, varlığın satılması, elden çıkarılması veya zaafiyete uğraması durumlarından birinin gerçekleşmesine kadar dönemin gelir tablosuna yansıtılmamakta ve; özkaynaklar içindeki "Menkul değerler değer artış fonu" hesabında izlenmektedir. Söz konusu menkul değerlerin tahsil edildiğinde veya elden çıkarıldığında özkaynak içinde yansıtılan birikmiş rayiç değer farkları gelir tablosuna yansıtılmaktadır.

XI. BANKA KAYNAKLI KREDİLER VE ALACAKLAR İLE AYRILAN ÖZEL VE GENEL KARŞILIKLARA İLİŞKİN AÇIKLAMALAR :

Banka kaynaklı krediler ve alacaklar, borçluya para, mal veya hizmet sağlama yoluyla yaratılan finansal varlıklardır. Söz konusu banka kaynaklı krediler ve alacaklar ilk olarak elde etme maliyeti üzerinden kayda alınmakta ve kayda alınmayı müteakiben "Etkin faiz (iç verim) oranı yöntemi" kullanılarak iskonto edilmiş bedelleri ile değerlenmektedir. Bunların teminatı olarak alınan varlıklarla ilgili olarak ödenen harçlar ve benzeri diğer masraflar işlem maliyetinin bir parçası olarak kabul edilmemekte ve gider hesaplarına yansıtılmaktadır.

Banka, yönetimin değerlendirmeleri ve tahminleri doğrultusunda herhangi bir kredinin veya alacağın tahsil imkanının sınırlı veya şüpheli hale gelmesi durumunda ve/veya zarar niteliğindeki krediler ve diğer alacaklar için 30 Haziran 2001 tarih ve 24448 sayılı Resmi Gazete'de yayımlanan "Bankalarca Karşılık Ayrılacak Kredilerin ve Diğer Alacakların Niteliklerinin Belirlenmesi ve Ayrılacak Karşılıklara İlişkin Esas ve Usuller Hakkında Yönetmelik"i de dikkate alarak özel ve genel karşılık ayırmaktadır. Ayrıca, Banka tüketici kredileri portföyünde meydana gelebilecek muhtemel riskler için yapmış olduğu istatistiki analizleri dikkate alarak serbest karşılık hesaplamış olup bu karşılık tutarını pasiflerde "Diğer karşılıklar" hesabında muhasebeleştirmiştir.Ayrılan karşılıklar o yılın gelirinden düşülmektedir. Daha önce karşılık ayrılan alacaklar tahsil edildiğinde ayrılan özel karşılık hesabından düşülerek "Diğer faaliyet gelirleri" hesabında yansıtılmaktadır. Tahsili mümkün olmayan alacaklar bütün yasal işlemler tamamlandıktan sonra kayıtlardan silinmektedir.

XII. ŞEREFİYE VE DİĞER MADDİ OLMAYAN DURAN VARLIKLARA İLİŞKİN AÇIKLAMALAR :

31 Mart 2004 ve 31 Aralık 2003 tarihleri itibariyle mali tablolara yansıtılması gereken şerefiye kalemi yoktur.

Maddi olmayan duran varlıkların ilk kayıtları elde etme tutarları ve varlığın kullanılabilir hale getirilebilmesi için gerekli diğer doğrudan giderlerin ilavesi suretiyle bulunmuş maliyet bedeli üzerinden yapılmıştır. Maddi olmayan duran varlıklar, kayda alınmalarını izleyen dönemde maliyet bedelinden birikmiş amortismanların ve varsa birikmiş değer azalışlarının düşülmesinden sonra kalan tutarları üzerinden değerlenmiştir.

Maddi olmayan duran varlıklar tahmini faydalı ömürleri olan beş yıl boyunca doğrusal amortisman yöntemi kullanılarak itfa edilmektedir. Varlığın faydalı ömrünün tespiti, varlığın beklenen kullanım süresi, teknik, teknolojik veya diğer türdeki eskime ve varlıktan beklenen

Başaran Nas
Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi
a member of
PRICEWATERHOUSECOOPERS
Tarafından Görüldü 20
İstanbul, Tarih 05/04

(Yetkili İmza / Kaşe)
AKBANK T.A.Ş.
GENEL MÜDÜRLÜĞÜ

ekonomik faydayı elde etmek için gerekli olan bakım masrafları gibi hususların değerlendirilmesi suretiyle yapılmıştır.

Banka, muhasebe tahminlerinde, amortisman süresi, amortisman yöntemi veya kalıntı değer bakımından cari dönemde veya sonraki dönemlerde önemli etkileri olması beklenen değişiklikler beklememektedir.

Devam eden bilgisayar yazılımları ile ilgili maliyetler ve bilgisayar yazılımlarını geliştirici harcamalar ilgili bilgisayar yazılımlarının orjinal içeriğini ve yararlı ömürlerini artırmaya yönelik ise söz konusu yazılımın maliyetine eklenerek aktifleştirilir. Bu şekilde aktifleştirilen harcamalar ilgili varlığın kalan yararlı ömrü boyunca "Doğrusal itfa yöntemi" ile itfa edilirler.

XIII. MADDİ DURAN VARLIKLARA İLİŞKİN AÇIKLAMALAR :

Maddi duran varlıkların ilk kayıtları elde etme tutarları ve varlığın kullanılabilir hale getirilebilmesi için gerekli diğer doğrudan giderlerin ilavesi suretiyle bulunmuş maliyet bedeli üzerinden yapılmıştır. Maddi duran varlıklar, kayda alınmalarını izleyen dönemde maliyet bedelinden birikmiş amortismanların ve varsa birikmiş değer azalışlarının düşülmesinden sonra kalan tutarları üzerinden değerlenmiştir.

Amortisman, maddi duran varlıkların maliyetleri üzerinden tahmin edilen faydalı ömürler esas alınarak doğrusal yöntem kullanılarak ayrılmaktadır. Tahmin edilen ekonomik ömürler aşağıdaki gibidir:

Binalar	50 yıl
Büro makina, mobilya mefruşat ve taşıtlar	5 yıl

Bilanço tarihi itibariyle aktifte bir hesap döneminden daha az bir süre bulunan varlıklara ilişkin olarak, bir tam yıl için öngörülen amortisman tutarının, varlığın aktifte kalış süresiyle orantılanması suretiyle bulunan tutar kadar amortisman ayrılmıştır.

Enflasyona göre düzeltilmiş maliyet bedelinin ilgili maddi duran varlığın "Net gerçekleşebilir değeri"nin üzerinde olması durumunda söz konusu varlığın değeri "Net gerçekleşebilir değeri"ne indirilir ve ayrılan değer düşüklüğü karşılığı gider hesapları ile ilişkilendirilir.

Maddi duran varlıklar, mali tablolarda rayiç değerleri ile yansıtmaya yönelik olarak, yeniden değerlemeye tabi tutulmamaktadır.

Maddi duran varlıkların elden çıkarılmasından doğan kazanç ve kayıplar satış hasılatından ilgili maddi duran varlığın net defter değerinin düşülmesi suretiyle tespit edilmektedir.

Maddi bir duran varlığa yapılan normal bakım ve onarım harcamaları, gider olarak muhasebeleştirilmektedir. Maddi duran varlığın kapasitesini genişleterek kendisinden gelecekte elde edilecek faydayı artıran nitelikteki yatırım harcamaları, maddi duran varlığın maliyetine eklenmektedir. Yatırım harcamaları, varlığın faydalı ömrünü uzatan, varlığın hizmet kapasitesini artıran, üretilen mal veya hizmetin kalitesini artıran veya maliyetini azaltan giderler gibi maliyet unsurlarından oluşmaktadır.

Maddi duran varlıkların üzerinde rehin, ipotek ve diğer tedbirler veya bunların alımı için verilen taahhütler ya da bunlar üzerindeki tasarruf haklarının kullanılmasını sınırlayan başkaca bir husus mevcut değildir.

Başaran Nas
Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi
a member of
PRICEWATERHOUSECOOPERS
Tarafından Görüldü 20
İstanbul, Tarih 05/04

(Yetkili İmza / Kaşe)

AKBANK T.A.Ş.
GENEL MÜDÜRLÜĞÜ

Banka, maddi duran varlıklara ilişkin olarak muhasebe tahminlerinde veya sonraki dönemlerde önemli bir etkisi olması beklenen değişiklikler beklememektedir.

XIV. KİRALAMA İŞLEMLERİNE İLİŞKİN AÇIKLAMALAR :

Banka, finansal kiralama yoluyla elde ettiği sabit kıymetlerini "Rayiç değeri ile kira ödemelerinin bugünkü değerinden düşük olanı"nı esas almak suretiyle kaydetmektedir. Finansal kiralama yoluyla edinilen sabit kıymetler maddi duran varlıklar içinde sınıflandırılmakta ve bu sabit kıymetler faydalı ömürleri esas alınmak suretiyle amortismana tabi tutulmaktadır. Finansal kiralama yoluyla edinilen sabit kıymetlerin değerinde bir azalma tespit edildiğinde "Değer düşüklüğü karşılığı" ayrılmaktadır. Finansal kiralama sözleşmelerinden kaynaklanan borçlar pasifte "Finansal kiralama borçları" hesabında gösterilmektedir. Finansal kiralama ile ilgili faiz ve kur farkı giderleri gelir tablosuna yansıtılmaktadır. Banka "Kiralayan" olma sıfatıyla finansal kiralama işlemleri gerçekleştirmemektedir.

Faaliyet kiralaması ile ilgili işlemler ilgili sözleşme hükümleri doğrultusunda ve tahakkuk esasına göre muhasebeleştirilmektedir.

XV. KARŞILIKLAR VE ŞARTA BAĞLI YÜKÜMLÜLÜKLERE İLİŞKİN AÇIKLAMALAR :

Krediler ve diğer alacaklar için ayrılan özel ve genel karşılıklar dışında kalan karşılıklar ve şarta bağlı yükümlülükler "Muhasebe Uygulama Yönetmeliği'ne İlişkin 8 Sayılı Tebliğ - Karşılıklar, Şarta Bağlı Yükümlülükler ve Varlıkların Muhasebeleştirilmesi Standardı"na uygun olarak muhasebeleştirilmektedir.

Karşılıklar bilanço tarihi itibariyle mevcut bulunan ve geçmişten kaynaklanan yasal veya yapısal bir yükümlülüğün bulunması, yükümlülüğü yerine getirmek için ekonomik fayda sağlayan kaynakların çıkışının gerçekleşme olasılığının olması ve yükümlülük tutarı konusunda güvenilir bir tahminin yapılabildiği durumlarda muhasebeleştirilmektedir. Geçmiş dönemlerdeki olayların bir sonucu olarak ortaya çıkan yükümlülükler için "Dönemsellik ilkesi" uyarınca bu yükümlülüklerin ortaya çıktığı dönemde karşılık ayrılmaktadır. Yükümlülük, tutarının tahmin edilemediği durumlarda "Şarta bağlı" olarak kabul edilmektedir. Şarta bağlı yükümlülükler için şartın gerçekleşme olasılığı yüksek ise ve güvenilir olarak ölçülebiliyorsa karşılık ayrılmaktadır.

XVI. ÇALIŞANLARIN HAKLARINA İLİŞKİN YÜKÜMLÜLÜKLERE İLİŞKİN AÇIKLAMALAR :

Çalışan haklarına ilişkin yükümlülükler "Muhasebe Uygulama Yönetmeliği'ne İlişkin 10 Sayılı Tebliğ – Banka Çalışanlarının Haklarının Muhasebeleştirilmesi Standardı ("MUY 10")" hükümlerine göre muhasebeleştirilmektedir. Kıdem ve ihbar tazminatlarından doğan yükümlülükler için, MUY 10'na uygun olarak, bilançonun hazırlandığı dönemden önceki son beş yıl için yapılan ödemelerin toplam yükümlülük tutarlarına oranları olarak hesaplanan fiili ödeme oranlarının ortalaması dikkate alınmak suretiyle cari yıla ilişkin toplam yükümlülük üzerinden karşılık ayrılmaktadır. Kıdem ve ihbar tazminatlarından doğan yükümlülükler için ayrılan karşılık tutarına esas fiili ödeme oranlarının son beş yıllık basit aritmetik ortalaması % 11,23'tür (31 Aralık 2003: % 10,45).

Banka'nın 31 Mart 2004 tarihi itibariyle bilanço tarihinden itibaren 12 aydan daha uzun sürede sözleşme süresi dolacak belirli süreli sözleşme ile istihdam edilen çalışanları bulunmamaktadır.

Banka çalışanları 506 sayılı Sosyal Sigortalar Kanunu'nun geçici 20. maddesine göre kurulmuş olan "Akbank T.A.Ş. Tekaüt Sandığı Vakfı ("Tekaüt Sandığı")"nın üyesidir. Tekaüt Sandığı'nın

(Yetkili İmza / Kaşe)

AKBANK T.A.Ş.
GENEL MÜDÜRLÜĞÜ

teknik mali tabloları Sigorta Murakebe Kanunu'nun 38. maddesi ve bu maddeye istinaden çıkarılan "Aktüerler Yönetmeliği" hükümlerine göre aktüerler siciline kayıtlı bir aktüer tarafından denetlenmektedir. 15 Şubat 2003 tarihli denetim raporu sonucuna göre Tekaüt Sandığı'nın teknik mali tablolarında belirlenen teknik açık tutarı için MUY 10'da belirtilen esaslara göre karşılık ayrılmıştır.

XVII. VERGİ UYGULAMALARINA İLİŞKİN AÇIKLAMALAR :

Türkiye'de, kurumlar vergisi oranı %30'dur. Bu oran, kurumların ticari kazancına vergi yasaları gereğince indirimi kabul edilmeyen giderlerin ilave edilmesi, vergi yasalarında yer alan istisna (iştirak kazançları istisnası gibi) ve indirimlerin (yatırım indirimi gibi) indirilmesi sonucu bulunacak vergi matrahına uygulanır. Kar dağıtılmadığı takdirde başka bir vergi ödenmemektedir. Öte yandan, 2 Ocak 2004 tarihli ve 25334 (mükerrer) sayılı Resmi Gazete'de yayımlanan 5035 sayılı "Bazı Kanunlarda Değişiklik Yapılması Hakkında Kanun" gereğince yalnızca 2004 mali yılı için kurumlar vergisi oranı %33 olarak uygulanmaktadır.

Türkiye'deki bir işyeri ya da daimi temsilcisi aracılığı ile gelir elde eden kurumlar ile Türkiye'de yerleşik kurumlara ödenen kar paylarından (temettüler) stopaj yapılmaz. Bunların dışında yapılan temettü ödemeleri %10 oranında stopaja tabidir. Karın sermayeye ilavesi, kar dağıtımı sayılmaz ve stopaj uygulanmaz.

Kurumlar üçer aylık mali karları üzerinden %30 (2004 yılı için %33) oranında geçici vergi hesaplar ve o dönemi izleyen ikinci ayın 10uncu gününe kadar beyan edip 17inci günü akşamına kadar öderler. Yıl içinde ödenen geçici vergi o yıla ait olup izleyen yıl verilecek kurumlar vergisi beyannamesi üzerinden hesaplanacak kurumlar vergisinden mahsup edilir. Geçici vergi, devlete karşı olan diğer mali borçlara da mahsup edilebilir.

En az iki yıl süre ile elde tutulmuş bağlı ortaklıklardaki iştirakler ile gayrimenkullerin satışından doğan karlar, satıldıkları yıl sermayeye eklenmeleri şartı ile 31 Aralık 2004 tarihine kadar vergiden istisnadır.

Kurumların 24 Nisan 2003 tarihinden sonra sabit kıymetlere ilişkin 6 milyar TL'nin üzerindeki yatırım harcamalarının %40'ı -bazı istisnalar hariç- yatırım indirimi istisnasından yararlanarak kurumlar vergisinden istisna edilir. İstisna edilen bu tutarlar üzerinden herhangi bir stopaj da hesaplanmaz. Kurum kazancının yeterli olmaması halinde hesaplanan yatırım indirimi hakkı sonraki yıllara devrolunur. Yatırım indirimi istisnasından yararlanmak için "Yatırım Teşvik Belgesi" alma zorunluluğu bulunmamaktadır. 24 Nisan 2003 tarihinden önce geçerli olan hükümlere göre kazanılmış yatırım indirimi hakkının kullanılması halinde yararlanılan yatırım indirimi istisnası tutarı üzerinden, karın dağıtılıp dağıtılmadığına bakılmaksızın %19.8 oranında stopaj hesaplanır.

Türk vergi mevzuatına göre beyanname üzerinde gösterilen mali zararlar 5 yılı aşmamak kaydıyla dönem kurum kazancından indirilebilirler. Ancak, mali zararlar, geçmiş yıl karlarından mahsup edilemez.

Türkiye'de ödenecek vergiler konusunda vergi otoritesi ile mutabakat sağlamak gibi bir uygulama bulunmamaktadır. Kurumlar vergisi beyannameleri hesap döneminin kapandığı ayı takip eden dördüncü ayın 15inci günü akşamına kadar bağlı bulunulan vergi dairesine verilir. Bununla beraber, vergi incelemesine yetkili makamlar beş yıl zarfında muhasebe kayıtlarını inceleyebilir ve hatalı işlem tespit edilirse ödenecek vergi miktarları değişebilir.

Banka, uygulanan muhasebe politikaları ve değerleme esasları ile vergi mevzuatı arasındaki "Zamanlama farkları"ndan doğan farklar için ertelenmiş vergi hesaplamakta ve muhasebeleştirmektedir.

Başaran Nas
Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi
a member of
PRICEWATERHOUSECOOPERS
Tarafından Görüldü 20
İstanbul, Tarih 05/04

(Yetkili İmza / Kaşe)

AKBANK T.A.Ş.
GENEL MÜDÜRLÜĞÜ

XVIII. BORÇLANMALARA İLİŞKİN İLAVE AÇIKLAMALAR :

Alım satım amaçlı finansal yükümlülükler ve türev finansal araçlara ilişkin yükümlülükler rayiç değer üzerinden; diğer tüm finansal yükümlülükler ise kayda alınmalarını izleyen dönemlerde "Etkin faiz (iç verim) yöntemi" ile "İskonto edilmiş bedel"leri üzerinden değerlenmektedir.

Borçlanmayı temsil eden yükümlülükler için likidite riski, faiz oranı riski ve yabancı para kur riskine karşı çeşitli riskten korunma teknikleri uygulanmaktadır. Hisse senedine dönüştürülebilir tahvil ihraç edilmemiştir.

XIX. ÖDENMİŞ SERMAYE VE HİSSE SENETLERİ STOĞUNA İLİŞKİN AÇIKLAMALAR :

Hisse senedi ihracı ile ilgili işlem maliyetleri gider olarak muhasebeleştirilmektedir.

1 Ocak – 31 Aralık 2003 dönemine ilişkin Banka Genel Kurulu tarafından alınan kar dağıtım kararı Birinci Bölüm'de III-g no'lu dipnotta belirtilmiştir.

XX. AVAL VE KABULLERE İLİŞKİN AÇIKLAMALAR :

Aval ve kabüller Banka'nın olası borç taahhütleri olarak "Bilanço dışı yükümlülükler" arasında gösterilmektedir. Aktif karşılığı bir yükümlülük olarak gösterilen aval ve kabüller bulunmamaktadır.

XXI. DEVLET TEŞVİKLERİNE İLİŞKİN AÇIKLAMALAR :

Banka'nın 31 Mart 2004 ve 31 Aralık 2003 tarihleri itibariyle almış olduğu devlet teşvikleri bulunmamaktadır.

(Yetkili İmza / Kaşe)

AKBANK T.A.Ş.
GENEL MÜDÜRLÜĞÜ

DÖRDÜNCÜ BÖLÜM
BANKA'NIN MALİ BÜNYESİNE İLİŞKİN BİLGİLER

I. FİNANSAL ARAÇLARIN KULLANIM STRATEJİSİ VE YABANCI PARA CİNSİNDEN İŞLEMLERE İLİŞKİN AÇIKLAMALAR :

Banka'nın temel faaliyet alanı perakende bankacılık, kurumsal bankacılık, özel bankacılık, döviz, para piyasaları ve menkul kıymet işlemleri (Hazine işlemleri) ile uluslararası bankacılık hizmetlerini içeren bankacılık faaliyetlerini kapsamaktadır. Banka, faaliyetlerinin doğası gereği finansal araçları yoğun olarak kullanmaktadır. Banka ana fonlama kaynağı olarak çeşitli vade dilimlerinde mevduat kabul etmekte ve bu yolla topladığı kaynakları yüksek getirisi olan ve kaliteli finansal aktiflerde değerlendirmektedir. Mevduat dışında Banka'nın en önemli fon kaynakları özkaynaklar ve yurtdışı finansal kurumlardan sağlanan, genelde orta ve uzun vadeli kredilerdir. Banka, kullandığı kaynakların ve çeşitli finansal aktiflere yapılan plasmanların risk ve getiri açısından dengesini kurarak, riskleri azaltan ve kazançları yüksek tutan etkin bir aktif-pasif yönetimi stratejisi takip etmektedir. Bunun gereği olarak uzun vadeli plasmanların daha yüksek faiz oranı taşıması hususuna özellikle dikkat edilmektedir. Banka'nın yeterli likiditesi mevcuttur. Likidite yönetiminde aktif ve pasiflerin vade yapılarının dikkate alınması esastır. Aktif-pasif yönetiminin temel hedefi Banka'nın likidite riski, faiz oranı riski, döviz kuru riski ve kredi riskini belli sınırlar dahilinde tutmak; aynı zamanda karlılığı artırmak ve Banka'nın özkaynaklarını güçlendirmektir. Banka'nın aktif-pasif yönetimi "Aktif-Pasif Komitesi ("APKO")" tarafından Banka Üst Düzey Risk Komitesi'nce belirtilen risk limitleri dahilinde yürütülmektedir.

Krediler ve menkul kıymetlere yapılan plasmanlar vade yapıları ve piyasa koşulları çerçevesinde Banka'nın faaliyet alanları için hesaplanan ortalama getirinin üzerinde getiri elde edilen alanlardır. Bankalara yapılan plasmanlar likidite yönetimi açısından daha kısa vadeli ve genelde daha düşük getirilidirler.

Banka, para ve sermaye piyasalarındaki kısa vadeli kur, faiz ve fiyat hareketleri karşısında, belirlenen sınırlamalar dahilinde ve piyasa koşullarına göre çeşitli pozisyonlar alabilmektedir. Banka Üst Düzey Risk Komitesi söz konusu pozisyonları sürekli olarak izlemekte ve günün koşullarına uygun olarak uyguladığı limitleri güncellemektedir.

Banka satılmaya hazır ve diğer portföylerdeki yabancı para cinsinden sermaye araçları ve diğer yabancı para cinsi işlemler dolayısıyla maruz kaldığı kur risklerini yabancı para aktif ve pasiflerin genel dengesini kuran riskten korunma yapılandırmalarıyla ve çeşitli türev araçlar vasıtasıyla karşılamaktadır ve kontrol etmektedir. Banka'nın yabancı iştiraklerindeki ve bağlı ortaklıklarındaki net yatırımlarının kur riskinden korunma yolları da aynı doğrultuda gerçekleştirilmektedir.

Faiz oranından kaynaklanan risklere karşı uygulanan riskten korunma yöntemleri esas olarak sabit ve değişken faizli aktif ve pasifleri vade yapılarını da dikkate alan bir dengede tutmak şeklindedir.

Banka'nın risk yönetimi ile ilgili detaylı açıklamalar bu bölümdeki III, IV, V, VI ve VII no'lu dipnotlarda verilmektedir.

II. SERMAYE YETERLİLİĞİ STANDART ORANINA İLİŞKİN AÇIKLAMALAR :

a. Banka'nın sermaye yeterliliği standart oranı % 42,93'tür (31 Aralık 2003: % 44,51). Bu oran ilgili mevzuatta belirlenen asgari oran olan % 8'in oldukça üzerindedir.

Başaran Nas
Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi
a member of
PRICEWATERHOUSECOOPERS
Tarafından Görüldü 21
İstanbul, Tarih 05/04

(Yetkili İmza / Kaşe)

AKBANK T.A.Ş.
GENEL MÜDÜRLÜĞÜ

b. Sermaye yeterliliği standart oranının tespitinde kullanılan risk ölçüm yöntemleri, risk ağırlıklı varlıkların ve gayrinakdi kredilerin ilgili mevzuattaki risk ağırlık oranlarına göre belirlenmesi ve; yine ilgili mevzuat gereği menkul değerler üzerindeki piyasa riski ile Banka'nın kur riskinin toplamını ifade eden "Riske maruz değer"in hesaplanmasıdır. Aşağıdaki tablolarda Banka'nın sermaye yeterliliği standart oranı hesaplamasına esas teşkil eden "Risk ağırlıklı varlıkları"nın ayrıntıları ve "Özkaynak" hesaplaması yer almaktadır.

c. Sermaye yeterliliği standart oranına ilişkin bilgiler:

	Risk Ağırlıkları			
	%0	%20	%50	%100
Risk Ağırlıklı Varlıklar ve Gayrinakdi Krediler				
Bilanço Kalemleri (Net)	17.307.129	475.821	112.867	7.964.079
Nakit Değerler	178.453	522	-	-
Bankalar	7.273	475.299	-	66.458
Bankalararası Para Piyasası	541.070	-	-	-
Ters Repo İşlemlerinden Alacaklar	-	-	-	-
Zorunlu Karşılıklar	1.347.578	-	-	-
Özel Finans Kurumları	-	-	-	-
Krediler	1.809.753	-	112.867	7.179.543
Takipteki Alacaklar (Net)	-	-	-	-
İştirak, Bağlı Ortaklık ve Satılmaya Hazır Menkul Değerler	7.924.441	-	-	26.924
Muhtelif Alacaklar	-	-	-	23.606
Vadeye Kadar Elde Tutulacak Menkul Değerler (Net)	644.765	-	-	-
Finansal Kiralama Amaçlı Varlıklar için Verilen Avanslar	-	-	-	-
Finansal Kiralama İşlemlerinden Alacaklar	-	-	-	-
Finansal Kiralama Konusu Varlıklar (Net)	-	-	-	-
Sabit Kıymetler (Net)	-	-	-	621.677
Diğer Aktifler	4.853.796	-	-	45.871
Bilanço Dışı Kalemler	1.539.512	1.055.642	2.248.783	177.440
Garanti ve Kefaletler	70	924.246	140.990	58.526
Taahhütler	-	-	2.106.322	-
Diğer Nazım Hesaplar	-	-	-	-
Türev Finansal Araçlar ile İlgili İşlemler	-	67.173	-	520
Faiz ve Gelir Tahakkuk ve Reeskontları	1.539.442	64.223	1.471	118.394
Risk Ağırlığı Verilmemiş Hesaplar	-	-	-	-
Toplam Risk Ağırlıklı Varlıklar	18.846.641	1.531.463	2.361.650	8.141.519

d. Sermaye yeterliliği standart oranına ("SYR") ilişkin özet bilgi:

	Cari Dönem 31 Mart 2004	Önceki Dönem 31 Aralık 2003
Toplam Risk Ağırlıklı Varlıklar ("RAV") (*)	11.408.728	11.418.847
Özkaynak	4.898.018	5.082.799
Özkaynak/RAV (SYR (%))	42,93	44,51

(*) Cari döneme ilişkin Risk Ağırlıklı Varlıklar toplamına "Piyasa Riskine Esas Tutarın Hesaplandığı Matrah" olan 1.780.091 TL (31 Aralık 2003: 1.832.749 TL) dahildir.

Başaran Nas
Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi
a member of
PRICEWATERHOUSECOOPERS
Tarafından Görüldü 20
İstanbul, Tarih 05/04

(Yetkili İmza / Kaşe)

AKBANK T.A.Ş.
GENEL MÜDÜRLÜĞÜ

e. Özkaynak kalemlerine ilişkin bilgiler:

	Cari Dönem 31 Mart 2004	Önceki Dönem 31 Aralık 2003
ANA SERMAYE		
Ödenmiş Sermaye	1.200.000	1.200.000
Nominal Sermaye	1.200.000	1.200.000
Sermaye Taahhütleri (-)	-	-
Ödenmiş Sermayenin Enflasyona Göre Düzeltilmesinden Kaynaklanan Sermaye Yedekleri	2.298.406	2.298.406
Hisse Senedi İhraç Primleri ve İptal Kârları	-	-
Yasal Yedekler	150.603	44.360
I. Tertip Kanuni Yedek Akçe (TTK 466/1)	103.230	37.004
II. Tertip Kanuni Yedek Akçe (TTK 466/2)	47.373	7.356
Özel Kanunlar Gereği Ayrılan Yedek Akçe	-	-
Statü Yedekleri	-	-
Olağanüstü Yedekler	1.147.226	262.959
Genel Kurul Kararı Uyarınca Ayrılan Yedek Akçe	1.147.226	262.959
Dağıtılmamış Kârlar	-	-
Birikmiş Zararlar	-	-
Yabancı Para Sermaye Kur Farkı	-	-
Kâr	249.162	1.410.665
Dönem Kârı	249.162	1.410.665
Geçmiş Yıllar Kârı	-	-
Zarar (-)	-	-
Dönem Zararı	-	-
Geçmiş Yıllar Zararı	-	-
Ana Sermaye Toplamı	**5.045.397**	**5.216.390**
KATKI SERMAYE		
Yeniden Değerleme Fonu	-	-
Menkuller	-	-
Gayrimenkuller	-	-
Sermayeye Eklenecek İştirak ve Bağlı Ortaklık Hisseleri ile Gayrimenkul Satış Kazançları	-	-
Özel Maliyet Bedelleri Yeniden Değerleme Fonu	-	-
Yeniden Değerleme Değer Artışı	-	-
Kur Farkları	-	-
Genel Karşılıklar	51.916	55.434
Muhtemel Riskler İçin Ayrılan Serbest Karşılıklar	47.415	67.958
Alınan Sermaye Benzeri Krediler	832	1.944
Menkul Değerler Değer Artış Fonu	139.482	154.250
İştirakler ve Bağlı Ortaklıklardan	3.466	1.722
Satılmaya Hazır Menkul Değerlerden	136.016	152.528
Yapısal Pozisyona Konu Edilen Menkul Değerler Değer Artışı	-	-
Katkı Sermaye Toplamı	**239.645**	**279.586**
ÜÇÜNCÜ KUŞAK SERMAYE	-	-

Başaran Nas
Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi
a member of
PRICEWATERHOUSECOOPERS
Tarafından Görüldü 2U
İstanbul, Tarih 05/04

(Yetkili İmza / Kaşe)

AKBANK T.A.Ş.
GENEL MÜDÜRLÜĞÜ

SERMAYE	**5.285.042**	**5.495.976**
SERMAYEDEN İNDİRİLEN DEĞERLER	**387.024**	**413.177**
Ana Faaliyet Konuları Para ve Sermaye Piyasaları ile Sigortacılık Olan ve Bu Konudaki Özel Kanunlara Göre Izin ve Ruhsat ile Faaliyet Gösteren Mali Kurumlara Yapılan Tüm Sermaye Katılımlarına İlişkin Tutarlar ile Özsermaye Yöntemi Uygulanmış Ancak Aktif ve Pasifleri Konsolide Edilmemiş Bu Tür Mali Ortaklıklara İlişkin Sermaye Payları	371.368	392.640
Özel Maliyet Bedelleri	3.118	3.752
İlk Tesis Bedelleri	-	-
Peşin Ödenmiş Giderler	12.538	16.785
İştirakler, Bağlı Ortaklıkların, Sermayesine Katılınan Diğer Ortaklıkların, Özsermaye Yöntemi Uygulanmış Ancak Aktif ve Pasifleri Konsolide Edilmemiş Bu Tür Mali Ortaklıkların ve Sabit Kıymetlerin Rayiç Değerleri Bilançoda Kayıtlı Değerlerinin Altında ise Aradaki Fark	-	-
Türkiye'de Faaliyet Gösteren Diğer Bankalara Verilen Sermaye Benzeri Krediler	-	-
Şerefiye (Net)	-	-
Aktifleştirilmiş Giderler	-	-
Toplam Özkaynak	**4.898.018**	**5.082.799**

III. KREDİ RİSKİNE İLİŞKİN AÇIKLAMALAR :

a. Kredi riski, Banka'nın taraf olduğu sözleşmelerde karşı tarafların yükümlülüklerini yerine getirememe riskidir. Banka kredilendirme işlemlerinde kredi riskini risk sınırlandırmasına tabi tutmak amacıyla karşı taraflara kredi limitleri belirlemekte ve bu limitlerin ötesinde kredi tahsisi yapmamaktadır. Kredi limitleri her bir bireysel müşteri, şirket, şirketler grubu, risk grupları için ürün bazında ayrı ayrı belirlenmektedir. Kredi limitleri belirlenirken müşterilerin mali gücü, ticari kapasiteleri, sektörleri, coğrafi bölgeleri, sermaye yapıları gibi bir çok kriter bir arada değerlendirilmektedir. Müşterilerin mali yapılarının incelenmesi, ilgili mevzuat uyarınca alınan hesap durumu belgeleri ve diğer bilgilere dayanılarak yapılmaktadır. Genel ekonomik gelişmelerin değerlendirilmesi ve müşterilerin mali bilgilerinde ve işlerinde meydana gelen değişikliklerin izlenmesi neticesinde daha önce belirlenen kredi limitleri sürekli olarak revize edilmektedir. Kredi limitleri için müşteri bazında belirlenen cins ve tutarda teminatlar sağlanmaktadır.

Kredilendirme işlemlerinde ürün ve müşteri bazında belirlenen limitler esas alınmakta, risk ve limit bilgileri sürekli olarak kontrol edilmektedir.

b. Vadeli işlem ve opsiyon sözleşmesi ve benzeri diğer sözleşmeler cinsinden tutulan pozisyonlar üzerinde kredi riski ve piyasa risklerine karşı tesis edilmiş risk kontrol limitleri bulunmaktadır.

c. Özellikle döviz ve faiz oranlarındaki dalgalanmalardan kaynaklanabilecek kredi risklerini karşılamak ve kontrol etmek amacıyla gerektiğinde vadeli işlemler de gerçekleştirilmektedir.

d. Banka tazmin edilen gayrinakdi kredileri vadesi geldiği halde ödenmeyen krediler ile aynı risk ağırlığına tabi tutmaktadır. Kredi riski, nakit ve gayrinakit her türlü karşı taraf riski taşıyan sözleşmeler ve pozisyonlar için geniş kapsamlı olarak tanımlanmakta ve yönetilmektedir.

Yenilenen ve yeniden itfa planına bağlanan krediler Banka tarafından Banka'nın kredi risk yönetimi ve takibi ilkelerine göre izlemeye alınmaktadır. İlgili müşterinin finansal durumu ve

(Yetkili İmza / Kaşe)

ticari faaliyetleri sürekli analiz edilmekte ve yenilenen plana göre anapara ve faiz ödemelerinin yapılıp yapılmadığı ilgili birimler tarafından takip edilmektedir.

Banka'nın risk yönetim anlayışı çerçevesinde uzun vadeli taahhütlerin kısa vadeli taahhütlere oranla daha fazla kredi riskine maruz kaldığı kabul edilmekte ve uzun vadeli riskler için risk limiti belirleme, teminatlandırma gibi hususlar kısa vadeli risklere oranla daha geniş kapsamlı olarak ele alınmaktadır.

e. Banka'nın yurtdışında yürütmekte olduğu bankacılık faaliyetleri ve kredilendirme işlemleri ilgili ülkelerin ekonomik koşulları, müşteri ve kuruluşların faaliyetleri çerçevesinde önemli bir risk oluşturmamaktadır.

Banka, ulusal ve uluslararası bankacılık piyasasında aktif bir katılımcı olarak diğer finansal kurumların finansal faaliyetleri ile birlikte değerlendirildiğinde önemli ölçüde kredi riskine maruz değildir. Banka'nın bilançosundan da görüleceği üzere, takipteki kredilerin toplam kredilere oranı %1,3 (31 Aralık 2003: %1,3) gibi çok düşük bir seviyededir ve bunların tamamı için %100 karşılık ayrılmıştır.

f. Bankaca üstlenilen kredi riski için ayrılan genel karşılık tutarı 51.916 TL'dir (31 Aralık 2003: 55.434 TL).

IV. PİYASA RİSKİNE İLİŞKİN AÇIKLAMALAR :

Banka kur riski ve faiz oranı risklerini piyasa riskini oluşturan en önemli iki bileşen olarak değerlendirmektedir. Banka Üst Düzey Risk Komitesi piyasa riski ile ilgili olarak limitler belirlemektedir ve piyasa koşullarına göre limitler sürekli olarak gözden geçirilmektedir. Belirlenen limitlerin uygulanması yetki sınırlandırmalarına tabi tutulmakta ve böylece kontrol etkinliği artırılmaktadır. Piyasa riski menkul kıymetler portföyü bazında ve Banka'nın kur riskini de içerecek şekilde günlük ve haftalık olarak ölçülmekte ve Banka Üst Düzey Risk Komitesi'ne raporlanmaktadır. Aşağıdaki tablo 31 Ocak 2002 tarih ve 24567 sayılı Resmi Gazete'de yayımlanan "Bankaların Sermaye Yeterliliğinin Ölçülmesi ve Değerlendirilmesine İlişkin Yönetmelik"in 18 no'lu maddesi uyarınca "Standart Metod ile Piyasa Riski Ölçüm Yöntemi"ne göre 31 Mart 2004 tarihi itibariyle piyasa riski hesaplamasının ayrıntılarını göstermektedir.

	Tutar
Faiz Oranı Riski İçin Hesaplanan Sermaye Yükümlülüğü - Standart Metot	111.247
Genel Piyasa Riski İçin Hesaplanan Sermaye Yükümlülüğü	111.142
Spesifik Risk İçin Hesaplanan Sermaye Yükümlülüğü	105
Faiz Oranı Riskine Tabi Opsiyonlar İçin Hesaplanan Sermaye Yükümlülüğü	-
Hisse Senedi Pozisyon Riski İçin Hesaplanan Sermaye Yükümlülüğü - Standart Metot	-
Genel Piyasa Riski İçin Hesaplanan Sermaye Yükümlülüğü	-
Spesifik Risk İçin Hesaplanan Sermaye Yükümlülüğü	-
Hisse Senedi Pozisyon Riskine Tabi Opsiyonlar İçin Hesaplanan Sermaye Yükümlülüğü	-
Kur Riski İçin Hesaplanan Sermaye Yükümlülüğü - Standart Metot	31.160
Sermaye Yükümlülüğü	31.160
Kur Riskine Tabi Opsiyonlar İçin Hesaplanan Sermaye Yükümlülüğü	-
Toplam Riske Maruz Değer-İç Model	-
Piyasa Riskini Karşılamak İçin Hesaplanan Toplam Sermaye Yükümlülüğü	(*) 142.407
Piyasa Riskine Maruz Tutarın Hesaplandığı Matrah	(*) 1.780.091

(*) Bu bölümün II no'lu dipnotunda belirtilen "Sermaye yeterliliği standart oranı" kapsamındaki piyasa riskinin hesaplamasında kullanılan 1.780.091 TL'nin tümü değil ancak % 8'ine isabet eden bölümü olan 142.407 TL maruz kalınabilecek piyasa riskini temsil etmektedir; 142.407 TL aynı zamanda söz konusu riskin ortadan kaldırılması için gereken minimum sermaye tutarını da ifade etmektedir.

Başaran Nas
Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi
a member of
PRICEWATERHOUSECOOPERS
Tarafından Görüldü 20
İstanbul, Tarih 05/04

(Yetkili İmza / Kaşe)

AKBANK T.A.Ş.
GENEL MÜDÜRLÜĞÜ

V. KUR RİSKİNE İLİŞKİN AÇIKLAMALAR :

Banka'nın yabancı para cinsinden ve yabancı paraya endeksli aktifleri ile yabancı para cinsinden yükümlülükleri arasındaki fark "YP net genel pozisyon" olarak tanımlanmakta ve kur riskine baz teşkil etmektedir. Kur riskinin önemli bir boyutu da YP net genel pozisyon içindeki farklı cinsten yabancı paraların birbirleri karşısındaki değerlerinin değişmesinin doğurduğu risktir (çapraz kur riski). Banka kur riskine maruz tutarı Üst Düzey Risk Komitesi tarafından belirlenen limitler içerisinde tutmaktadır. Üst Düzey Risk Komitesi genel ekonomik durum ve piyasalardaki gelişmelere göre risk limitlerini sürekli olarak gözden geçirmekte ve gerekli hallerde yeni limitler belirlemektedir. Söz konusu limitler hem YP net genel pozisyon için hem de bu pozisyon içindeki çapraz kur riski için ayrı ayrı belirlenmekte ve takip edilmektedir. Kur riski yönetiminin bir aracı olarak swap ve forward gibi vadeli işlem sözleşmeleri de gerektiğinde kullanılarak riskten korunma sağlanmaktadır.

Banka'nın mali tablo tarihi ile bu tarihten geriye doğru son beş iş günü kamuya duyurulan cari döviz alış kurları önemli döviz cinsleri için aşağıdaki tabloda gösterilmektedir.

	USD	Euro	Yen
Bilanço değerleme kuru	1.330.000 TL	1.626.457 TL	12.804 TL
1. Günün Cari Döviz Alış Kuru	1.290.000 TL	1.571.220 TL	12.213 TL
2. Günün Cari Döviz Alış Kuru	1.295.000 TL	1.565.396 TL	12.266 TL
3. Günün Cari Döviz Alış Kuru	1.307.000 TL	1.585.391 TL	12.361 TL
4. Günün Cari Döviz Alış Kuru	1.300.000 TL	1.578.980 TL	12.287 TL
5. Günün Cari Döviz Alış Kuru	1.290.000 TL	1.590.570 TL	12.088 TL

Banka'nın cari döviz alış kurunun mali tablo tarihinden geriye doğru son otuz günlük basit aritmetik ortalama değerleri önemli döviz cinsleri için aşağıda gösterilmiştir:

USD : 1.301.033 TL
Euro : 1.606.328 TL
Yen : 11.994 TL

31 Aralık 2003 itibariyle;

	USD	Euro	Yen
Bilanço değerleme kuru	1.427.500 TL	1.784.660 TL	13.346 TL

Banka'nın kur riskine ilişkin bilgiler: (milyar TL)

Aşağıdaki tablo Banka'nın yabancı para net genel pozisyonunu önemli döviz cinsleri bazında göstermektedir. Tek Düzen Hesap Planı gereğince dövize endeksli varlıklar mali tablolarda yabancı para değil Türk Parası olarak gösterilmektedir. Yabancı para net genel pozisyon hesaplamasında ise dövize endeksli varlıklar yabancı para kalem olarak dikkate alınmaktadır. Bu nedenle aşağıdaki tabloda gösterilen yabancı para aktif toplamı ile bilançoda görülen yabancı para aktif toplamı arasında dövize endeksli varlıkların etkisi kadar fark bulunmaktadır. Finansal ve ekonomik anlamda Banka'nın gerçek yabancı para pozisyonunu aşağıdaki tablo göstermektedir.

(Yetkili İmza / Kaşe)

	EURO	USD	Yen	Diğer YP (*)	Toplam
Cari Dönem - 31 Mart 2004					
Varlıklar					
Nakit Değerler (Kasa, Efektif Deposu, Yoldaki Paralar, Satın Alınan Çekler) ve T.C. Merkez Bankası	37.076	45.894	97	4.257	87.324
Bankalar ve Diğer Mali Kuruluşlardan Alacaklar (**)	349.071	502.804	1.616	49.313	902.804
Alım Satım Amaçlı Menkul Değerler	149.802	4.492.148	-	-	4.641.950
Satılmaya Hazır Menkul Değerler	7.255	2.025.008	-	-	2.032.263
Verilen Krediler	921.380	3.735.529	-	9.293	4.666.202
İştirak ve Bağlı Ortaklıklardaki Yatırımlar	81.352	-	-	91.730	173.082
Vadeye Kadar Elde Tutulacak Menkul Değerler	-	644.765	-	-	644.765
Maddi Duran Varlıklar	6.043	-	-	-	6.043
Şerefiye	-	-	-	-	-
Diğer Varlıklar	693.679	1.044.884	26	251	1.738.840
Toplam Varlıklar	2.245.658	12.491.032	1.739	154.844	14.893.273
Yükümlülükler					
Bankalararası Mevduat (**)	106.689	936.089	6	48.429	1.091.213
Döviz Tevdiat Hesabı	3.921.186	5.985.947	2.818	447.883	10.357.834
Diğer Mali Kuruluşlardan Sağlanan Fonlar	59.517	3.197.679	-	-	3.257.196
İhraç Edilen Menkul Değerler	-	-	-	-	-
Muhtelif Borçlar	7.862	11.007	7.674	1.884	28.427
Diğer Yükümlülükler	40.722	194.764	232	6.879	242.597
Toplam Yükümlülükler	4.135.976	10.325.486	10.730	505.075	14.977.267
Net Bilanço Pozisyonu	(1.890.318)	2.165.546	(8.991)	(350.231)	(83.994)
Net Bilanço Dışı Pozisyon					
Türev Finansal Araçlardan Alacaklar	2.234.253	167.248	10.633	235.168	2.647.302
Türev Finansal Araçlardan Borçlar	117.044	2.412.909	2.054	11.008	2.543.015
Gayrinakdi Krediler	577.490	788.017	24.666	8.711	1.398.884
Önceki Dönem - 31 Aralık 2003					
Toplam Varlıklar	3.006.827	14.938.774	4.129	155.216	18.104.946
Toplam Yükümlülükler	5.189.522	12.407.344	6.593	530.832	18.134.291
Net Bilanço Pozisyonu	(2.182.695)	2.531.430	(2.464)	(375.616)	(29.345)
Bilanço Dışı Pozisyon	2.416.017	(2.459.652)	1.521	245.775	203.661
Gayrinakdi Krediler	438.578	762.311	1.943	9.983	1.212.815

(*) Diğer YP altında gösterilen 154.844 TL tutarındaki toplam varlıkların 137.971 TL'si İngiliz Sterlini'dir. 505.075 TL tutarındaki toplam yükümlülüklerin 357.971 TL'si İngiliz Sterlini, 68.172 TL'si İsviçre Frangı'dır.
(**) "Para piyasaları" ile ilgili alacak ve borç bakiyeleri sırasıyla varlıklar altında "Bankalar ve Diğer Mali Kuruluşlardan Alacaklar" kalemine, yükümlülükler altında ise "Bankalararası Mevduat" kalemine dahil edilmiştir.

VI. FAİZ ORANI RİSKİNE İLİŞKİN AÇIKLAMALAR :

Piyasalardaki faiz oranlarının değişiminin Banka'nın faize duyarlı aktif ve pasif kalemleri üzerinde oluşturabileceği değer artış veya azalışları "Faiz oranı riski" olarak tanımlanmaktadır. Banka Üst Düzey Risk Komitesi aktif ve pasif kalemlerin faiz duyarlılıkları ile ilgili limitler belirlemektedir. Faiz duyarlılığı haftalık olarak ölçülmekte ve raporlanmaktadır. Piyasalarda önemli dalgalanmalar olduğunda ve bazı hallerde günlük olarak ve işlem bazında analizler yapılmaktadır.

Banka faiz oranı riskine karşı portföy bazında stratejiler uygulamaktadır. Bu stratejiler ile piyasa faiz oranlarındaki dalgalanmaların Banka'nın karlılığı, finansal pozisyonları ve nakit akışları üzerindeki etkileri azaltılmaktadır. Portföy ve vadeler bazında sabit faiz veya değişken faiz uygulaması, değişken faiz uygulamasındaki sabit marjın uygun büyüklükte olması, kısa ve uzun vadeli pozisyonların faiz yapılandırılmasının farklılaştırılması gibi temel yöntemler dinamik bir şekilde uygulanmaktadır.

Başaran Nas
Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi
a member of
PRICEWATERHOUSECOOPERS
Tarafından Görüldü 20
İstanbul, Tarih 05/04

(Yetkili İmza / Kaşe)
AKBANK T.A.Ş.
GENEL MÜDÜRLÜĞÜ

a. **Varlıkların, yükümlülüklerin ve bilanço dışı kalemlerin faize duyarlılığı** (Yeniden fiyatlandırmaya kalan süreler itibariyle) :

1- Cari Dönem Sonu - 31 Mart 2004	1 Aya Kadar	1-3 Ay	3-6 Ay	6-12 Ay	1 Yıl ve Üzeri	Faizsiz	Toplam
Varlıklar							
Nakit Değerler (Kasa, Efektif Deposu, Yoldaki Paralar, Satın Alınan Çekler) ve T.C. Merkez Bankası	-	-	-	-	-	186.248	186.248
Bankalar ve Diğer Mali Kuruluşlardan Alacaklar (*)	873.676	45.987	-	-	-	163.164	1.082.827
Alım Satım Amaçlı Menkul Değerler	3.170	316.134	929.854	786.761	2.826.161	2	4.862.082
Satılmaya Hazır Menkul Değerler	868.122	2.113.060	1.252.656	1.726.120	1.964.483	13.779	7.938.220
Verilen Krediler	3.314.504	1.795.243	1.681.989	1.450.518	859.909	-	9.102.163
Vadeye Kadar Elde Tutulacak Menkul Değerler	-	644.765	-	-	-	-	644.765
Diğer Varlıklar	1.523.725	627.902	504.443	267.476	171.168	1.059.431	4.154.145
Toplam Varlıklar	6.583.197	5.543.091	4.368.942	4.230.875	5.821.721	1.422.624	27.970.450
Yükümlülükler							
Bankalararası Mevduat (*)	1.170.970	217.691	144.630	15.105	-	30.247	1.578.643
Diğer Mevduat	8.899.476	2.633.117	1.552.120	640.083	54.937	2.956.858	16.736.591
Muhtelif Borçlar	-	-	-	-	-	165.446	165.446
İhraç Edilen Menkul Değerler	-	-	-	-	-	-	-
Diğer Mali Kuruluşlardan Sağlanan Fonlar	816.073	1.775.435	502.740	190.144	3.253	-	3.287.645
Diğer Yükümlülükler ve Özkaynaklar	125.266	64.996	59.992	28.702	122.260	5.800.909	6.202.125
Toplam Yükümlülükler ve Özkaynaklar	11.011.785	4.691.239	2.259.482	874.034	180.450	8.953.460	27.970.450
Bilançodaki Faize Duyarlı Açık	(4.428.588)	851.852	2.109.460	3.356.841	5.641.271	(7.530.836)	-
Bilanço Dışı Faize Duyarlı Açık, Net (**)	234	(3.522)	55.911	1.339	442	-	54.404
Toplam Faize Duyarlı Açık	(4.428.354)	848.330	2.165.371	3.358.180	5.641.713	(7.530.836)	54.404

(*) "Para piyasaları" ile ilgili alacak ve borç bakiyeleri sırasıyla varlıklar altında "Bankalar ve Diğer Mali Kuruluşlardan Alacaklar" kalemine, yükümlülükler altında ise "Bankalararası Mevduat" kalemine dahil edilmiştir.
(**) Burada yazılı tutarlar bilanço dışı yükümlülükler içinde yer alan türev finansal araçlardan kaynaklanan alacak ve borçların neti üzerinden kalan vadelerine göre dağılımını göstermektedir.

Başaran Nas
Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi
a member of
PRICEWATERHOUSECOOPERS
Tarafından Görüldü 20
İstanbul, Tarih 05/04

(Yetkili İmza / Kaşe)

AKBANK T.A.Ş.
GENEL MÜDÜRLÜĞÜ

2- Önceki Dönem Sonu 31 Aralık 2003	1 Aya Kadar	1-3 Ay	3-6 Ay	6-12 Ay	1 Yıl ve Üzeri	Faizsiz	Toplam
Varlıklar							
Nakit Değerler (Kasa, Efektif Deposu, Yoldaki Paralar, Satın Alınan Çekler) ve T.C. Merkez Bankası	-	-	-	-	-	227.578	227.578
Bankalar ve Diğer Mali Kuruluşlardan Alacaklar (*)	1.157.889	53.118	-	-	-	201.680	1.412.687
Alım Satım Amaçlı Menkul Değerler	582.044	1.117.949	692.042	1.104.747	3.674.571	23	7.171.376
Satılmaya Hazır Menkul Değerler	822.576	973.756	676.357	2.595.009	2.063.529	13.137	7.144.364
Verilen Krediler	2.751.957	1.305.012	2.506.225	1.485.755	1.235.452	-	9.284.401
Vadeye Kadar Elde Tutulacak Menkul Değerler	-	-	686.698	-	-	-	686.698
Diğer Varlıklar	2.221.612	412.175	994.247	613.136	154.145	1.079.369	5.474.684
Toplam Varlıklar	7.536.078	3.862.010	5.555.569	5.798.647	7.127.697	1.521.787	31.401.788
Yükümlülükler							
Bankalararası Mevduat (*)	1.611.809	335.782	15.624	1.501	-	102.502	2.067.218
Diğer Mevduat	9.713.134	3.235.068	1.120.678	1.372.119	101.327	3.378.152	18.920.478
Muhtelif Borçlar	-	-	-	-	-	111.916	111.916
İhraç Edilen Menkul Değerler	-	-	-	-	-	-	-
Diğer Mali Kuruluşlardan Sağlanan Fonlar	1.172.300	2.089.799	325.161	294.052	3.801	-	3.885.113
Diğer Yükümlülükler ve Özkaynaklar	170.931	34.322	35.239	34.723	155.059	5.986.789	6.417.063
Toplam Yükümlülükler ve Özkaynaklar	12.668.174	5.694.971	1.496.702	1.702.395	260.187	9.579.359	31.401.788
Bilançodaki Faize Duyarlı Açık	(5.132.096)	(1.832.961)	4.058.867	4.096.252	6.867.510	(8.057.572)	-
Bilanço Dışı Faize Duyarlı Açık, Net (**)	47.916	19.200	2.969	76.275	(2)	-	146.358
Toplam Faize Duyarlı Açık	(5.084.180)	(1.813.761)	4.061.836	4.172.527	6.867.508	(8.057.572)	146.358

(*) "Para piyasaları" ile ilgili alacak ve borç bakiyeleri sırasıyla varlıklar altında "Bankalar ve Diğer Mali Kuruluşlardan Alacaklar" kalemine, yükümlülükler altında ise "Bankalararası Mevduat" kalemine dahil edilmiştir.
(**) Burada yazılı tutarlar bilanço dışı yükümlülükler içinde yer alan türev finansal araçlardan kaynaklanan alacak ve borçların neti üzerinden kalan vadelerine göre dağılımını göstermektedir.

b. Parasal finansal araçlara uygulanan ortalama faiz oranları:

1- Cari Dönem Sonu - 31 Mart 2004	EURO	USD	Yen	TL
Varlıklar	%	%	%	%
Nakit Değerler (Kasa, Efektif Deposu, Yoldaki Paralar, Satın Alınan Çekler) ve T.C. Merkez Bankası	0,97	0,41	-	14,00
Bankalar ve Diğer Mali Kuruluşlardan Alacaklar	2,00	0,59	-	22,01
Alım Satım Amaçlı Menkul Değerler	9,54	5,50	-	28,30
Satılmaya Hazır Menkul Değerler	9,22	7,44	-	32,53
Verilen Krediler	4,07	5,50	-	29,14
Vadeye Kadar Elde Tutulacak Menkul Değerler	-	10,35	-	-
Yükümlülükler				
Bankalararası Mevduat	2,86	2,50	-	20,33
Diğer Mevduat (Vadesiz hesaplar dahil)	2,33	2,19	-	19,65
Muhtelif Borçlar	-	-	-	-
İhraç Edilen Menkul Değerler	-	-	-	-
Diğer Mali Kuruluşlardan Sağlanan Fonlar	2,88	2,75	-	21,40

Yukarıdaki tabloda yer alan ortalama faiz oranları değişik vade dilimlerine uygulanan basit faiz oranlarının ilgili vade dilimlerine isabet eden anapara tutarlarıyla ağırlıklandırılması yoluyla hesaplanmıştır.

2- Önceki Dönem Sonu - 31 Aralık 2003	EURO	USD	Yen	TL
Varlıklar	%	%	%	%
Nakit Değerler (Kasa, Efektif Deposu, Yoldaki Paralar, Satın Alınan Çekler) ve T.C. Merkez Bankası	0,80	0,41	-	16,00
Bankalar ve Diğer Mali Kuruluşlardan Alacaklar	2,24	0,77	-	26,40
Alım Satım Amaçlı Menkul Değerler	9,16	5,73	-	61,24
Satılmaya Hazır Menkul Değerler	9,22	7,50	-	34,61
Verilen Krediler	4,13	5,82	-	43,20
Vadeye Kadar Elde Tutulacak Menkul Değerler	-	10,35	-	-
Yükümlülükler				
Bankalararası Mevduat	2,83	2,56	-	24,49
Diğer Mevduat (Vadesiz hesaplar dahil)	2,46	2,25	-	22,49
Muhtelif Borçlar	-	-	-	-
İhraç Edilen Menkul Değerler	-	-	-	-
Diğer Mali Kuruluşlardan Sağlanan Fonlar	2,69	2,85	-	25,31

Yukarıdaki tabloda yer alan ortalama faiz oranları değişik vade dilimlerine uygulanan basit faiz oranlarının ilgili vade dilimlerine isabet eden anapara tutarlarıyla ağırlıklandırılması yoluyla hesaplanmıştır.

VII. LİKİDİTE RİSKİNE İLİŞKİN AÇIKLAMALAR :

Likidite riski varlık ve yükümlülükler arasındaki vade uyumsuzluğundan doğmaktadır. Banka, söz konusu varlık ve yükümlülüklerin vadelerini belirli kriterlere göre dengelemekte ve vade uyumsuzluklarını kontrol altında tutmaktadır. Banka'nın aktif – pasif yönetiminin en temel hedeflerinden birisi Banka'nın likidite gereksinimlerini sağlayacak fonları hazır bulundurmaktır. Bunu sağlamak için yeterli miktarda kısa vadeli fonlar hazır bulundurulmaktadır. Banka Üst Düzey Risk Komitesi likidite riski için farklı kapsamlarda limitler belirlemiştir. Söz konusu limitler piyasa koşullarına göre sürekli gözden geçirilmekte ve gerektiğinde yenilenmektedir. Likidite riski haftalık olarak ölçülmekte ve raporlanmaktadır. Piyasalarda önemli dalgalanmalar olduğunda ve bazı hallerde günlük olarak ve işlem bazında analizler yapılmaktadır.

Banka'nın en önemli fon kaynakları, çok büyük ölçüde faiz getirili varlıklara plase edilen özsermaye, yaygın ve istikrarlı mevduat tabanı ve uluslararası kuruluşlardan sağlanan orta ve uzun vadeli kredilerdir. Piyasa koşulları gereği mevduatın ortalama vadesinin kısa olmasına karşın, esasen geniş bir tabana yayılmış olup, çok büyük bir bölümü vadelerinde sürekli olarak yenilenmektedir; dolayısıyla Banka için mevduatlar istikrarlı ve uzun vadeli bir kaynak oluşturmaktadır.

Aktif ve pasif kalemlerin kalan vadelerine göre gösterimi:

	Vadesiz (*)	1-3 Ay	3-6 Ay	6-12 Ay	1 Yıl ve Üzeri	Toplam
Cari Dönem - 31 Mart 2004						
Varlıklar						
Nakit Değerler (Kasa, Efektif Deposu, Yoldaki Paralar, Satın Alınan Çekler) ve T.C. Merkez Bankası	186.248	-	-	-	-	186.248
Bankalar ve Diğer Mali Kuruluşlardan Alacaklar (****)	1.036.840	45.987	-	-	-	1.082.827
Alım Satım Amaçlı Menkul Değerler	3.171	2.658	948.116	967.935	2.940.202	4.862.082
Satılmaya Hazır Menkul Değerler	24.908	391.461	1.345.392	2.632.283	3.544.176	7.938.220
Verilen Krediler	1.943.456	1.307.983	1.144.502	1.794.536	2.911.686	9.102.163
Vadeye Kadar Elde Tutulacak Menkul Değerler	-	322.382	-	-	322.383	644.765
Diğer Varlıklar (**)	1.482.428	305.363	521.542	324.802	510.702	4.154.145
Toplam Varlıklar	4.677.051	2.375.834	3.959.552	5.719.556	10.229.149	27.970.450
Yükümlülükler						
Bankalararası Mevduat (****)	1.201.217	217.691	144.630	15.105	-	1.578.643
Diğer Mevduat	11.856.334	2.633.117	1.552.120	640.083	54.937	16.736.591
Diğer Mali Kuruluşlardan Sağlanan Fonlar	129.151	345.774	817.789	900.676	1.094.255	3.287.645
İhraç Edilen Menkul Değerler	-	-	-	-	-	-
Muhtelif Borçlar	165.446	-	-	-	-	165.446
Diğer Yükümlülükler (***)	325.957	310.089	59.992	28.702	5.477.385	6.202.125
Toplam Yükümlülükler	13.678.105	3.506.671	2.574.531	1.584.566	6.626.577	27.970.450
Net Likidite Açığı	(9.001.054)	(1.130.837)	1.385.021	4.134.990	3.602.572	-
Önceki Dönem - 31 Aralık 2003						
Toplam Aktifler (**)	6.377.277	2.483.124	3.128.171	7.296.591	11.071.687	31.401.788
Toplam Yükümlülükler	15.550.797	3.962.001	1.677.753	3.049.286	7.161.951	31.401.788
Net Likidite Açığı	(9.173.520)	(1.478.877)	1.450.418	4.247.305	3.909.736	-

NOT: İlgili tebliğ gereğince "Aktif ve pasif kalemlerin kalan vadelerine göre gösterimi" tablosunda format değişikliği yapılamadığı için:

(*) 1 aya kadar vadeye sahip kalemler "vadesiz" sütununda gösterilmiştir. Bu kalemlere ilişkin tutarlar cari dönem ve önceki dönem için aşağıda belirtilmiştir.

	Cari Dönem – 31 Mart 2004	Önceki Dönem – 31 Aralık 2003
Varlıklar	2.966.279	4.291.213
Yükümlülükler	10.688.099	12.070.145

(**) İştirakler, bağlı ortaklıklar, maddi ve maddi olmayan duran varlıklar toplamı yukarıdaki tabloda "Toplam" sütununa dahil edilmiş, ancak vade dağılımı olarak hiç bir sütunda gösterilmemiştir: dolayısıyla bu kalemler için diğer sütunların toplamı "Toplam" sütununda belirtilen tutarlarla uyumlu değildir. Bunlarla ilgili cari dönem ve önceki dönem tutarları sırasıyla 1.009.308 TL ve 1.044.938 TL'dir.
(***) Özkaynaklar 1 yıl ve üzeri sütununda gösterilmiştir.
(****) "Para piyasaları" ile ilgili alacak ve borç bakiyeleri sırasıyla varlıklar altında "Bankalar ve Diğer Mali Kuruluşlardan Alacaklar" kalemine, yükümlülükler altında ise "Bankalararası Mevduat" kalemine dahil edilmiştir.

Başaran Nas
Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi
a member of
PRICEWATERHOUSECOOPERS
Tarafından Görüldü 20
İstanbul, Tarih 05/04

(Yetkili İmza / Kaşe)

AKBANK T.A.Ş.
GENEL MÜDÜRLÜĞÜ

BEŞİNCİ BÖLÜM
KONSOLİDE OLMAYAN MALİ TABLOLARA İLİŞKİN AÇIKLAMA VE DİPNOTLAR

I. AKTİF KALEMLERE İLİŞKİN AÇIKLAMA VE DİPNOTLAR

a. T.C. Merkez Bankası Hesabına İlişkin Bilgiler:

	Cari Dönem 31 Mart 2004	Önceki Dönem 31 Aralık 2003
Vadesiz Serbest Tutar	7.273	2.577
Vadeli Serbest Tutar	-	-
Toplam	7.273	2.577

b. Alım satım amaçlı menkul değerlere ilişkin ilave bilgiler, net değerleriyle :

1. Teminata verilen / bloke edilen alım satım amaçlı menkul değerlere ilişkin bilgiler:
Teminata verilen alım satım amaçlı menkul değerler YP devlet tahvillerinden oluşmaktadır.

	Cari Dönem 31 Mart 2004		Önceki Dönem 31 Aralık 2003	
	TL	YP	TL	YP
Hisse Senetleri	-	-	-	-
Bono, Tahvil ve Benzeri Menkul Değerler	-	151.256	77.957	177.982
Diğer	-	-	-	-

2. Repo işlemlerine konu olan alım satım amaçlı menkul değerler:

	Cari Dönem 31 Mart 2004		Önceki Dönem 31 Aralık 2003	
	TL	YP	TL	YP
Devlet Tahvili	-	140.723	-	-
Hazine Bonosu	-	-	-	-
Diğer Borçlanma Senetleri	-	-	-	-
Banka Bonoları ve Banka Garantili Bonolar	-	-	-	-
Varlığa Dayalı Menkul Kıymetler	-	-	-	-
Diğer	-	-	-	-

c. Satılmaya hazır menkul değerlere ilişkin bilgiler:

1. Satılmaya hazır menkul değerlerin türleri :

Satılmaya hazır menkul değerler TL ve YP devlet tahvilleri, TL hazine bonoları ve Banka'nın % 10'dan daha düşük oranda pay sahibi olduğu kuruluşların hisse senetlerinden oluşmaktadır.

Başaran Nas
Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi
a member of
PRICEWATERHOUSECOOPERS
Tarafından Görüldü 2U
İstanbul, Tarih 05/04

(Yetkili İmza / Kaşe)

AKBANK T.A.Ş.
GENEL MÜDÜRLÜĞÜ

2. Satılmaya hazır menkul değerlere ilişkin bilgiler:

	Cari Dönem 31 Mart 2004	Önceki Dönem 31 Aralık 2003
Borçlanma Senetleri	7.924.441	7.131.227
Borsada İşlem Gören	5.698.045	4.871.694
Borsada İşlem Görmeyen (*)	2.226.396	2.259.533
Hisse Senetleri	56.242	55.804
Borsada İşlem Gören	51.231	51.231
Borsada İşlem Görmeyen	5.011	4.573
Değer Azalma Karşılığı (-)	(42.463)	(42.667)
Toplam	7.938.220	7.144.364

(*) Borsaya kote oldukları halde ilgili dönem sonlarında Borsada işlem görmeyen borçlanma senetlerini ifade etmektedir.

3. Teminat olarak gösterilen satılmaya hazır menkul değerlerin özellikleri ve defter değeri :

Teminat olarak gösterilen satılmaya hazır menkul değerler TL ve YP devlet tahvili ve hazine bonolarından oluşmaktadır. Bu menkul değerlerin 924.998 TL tutarındaki maliyet ve 103.551 TL tutarındaki birikmiş faiz reeskontu olarak ifade edilen defter değerleri toplamı 1.028.549 TL'dir (31 Aralık 2003: 1.136.212 TL).

4. Teminata verilen / bloke edilen satılmaya hazır menkul değerlere ilişkin bilgiler, elde etme maliyetleri ile gösterilmiştir:

	Cari Dönem 31 Mart 2004		Önceki Dönem 31 Aralık 2003	
	TL	YP	TL	YP
Hisse Senetleri	-	-	-	-
Bono, Tahvil ve Benzeri Menkul Değerler	496.256	428.742	442.578	490.101
Diğer	-	-	-	-

5. Repo işlemlerine konu olan satılmaya hazır menkul değerler, elde etme maliyetleri ile gösterilmiştir:

	Cari Dönem 31 Mart 2004		Önceki Dönem 31 Aralık 2003	
	TL	YP	TL	YP
Devlet Tahvili	409.593	-	590.281	-
Hazine Bonosu	-	-	-	-
Diğer Borçlanma Senetleri	-	-	-	-
Banka Bonoları ve Banka Garantili Bonolar	-	-	-	-
Varlığa Dayalı Menkul Kıymetler	-	-	-	-
Diğer	-	-	-	-

d. Kredilere ilişkin açıklamalar:

1. Banka'nın ortaklarına ve mensuplarına verilen her çeşit kredi veya avansın bakiyesine ilişkin bilgiler:

	Cari Dönem 31 Mart 2004		Önceki Dönem 31 Aralık 2003	
	Nakdi	Gayrinakdi	Nakdi	Gayrinakdi
Banka Ortaklarına Verilen Doğrudan Krediler	21.548	50.068	36.043	55.634
Tüzel Kişi Ortaklara Verilen Krediler	21.548	50.068	36.043	55.634
Gerçek Kişi Ortaklara Verilen Krediler	-	-	-	-
Banka Ortaklarına Verilen Dolaylı Krediler	223.402	251.940	221.522	302.590
Banka Mensuplarına Verilen Krediler	8.959	-	8.093	-

2. Birinci ve ikinci grup krediler, diğer alacaklar ile yeniden yapılandırılan ya da yeni bir itfa planına bağlanan krediler ve diğer alacaklara ilişkin bilgiler:

Nakdi Krediler	Standart Nitelikli Krediler ve Diğer Alacaklar		Yakın İzlemedeki Krediler ve Diğer Alacaklar	
	Krediler ve Diğer Alacaklar	Yeniden Yapılandırılan ya da Yeni Bir İtfa Planına Bağlananlar	Krediler ve Diğer Alacaklar	Yeniden Yapılandırılan ya da Yeni Bir İtfa Planına Bağlananlar
İhtisas Dışı Krediler	9.033.090	-	69.073	-
İskonto ve İştira Senetleri	62.890	-	-	-
İhracat Kredileri	873.204	-	2.315	-
İthalat Kredileri	-	-	-	-
Mali Kesime Verilen Krediler	471.459	-	-	-
Yurtdışı Krediler	389.389	-	-	-
Tüketici Kredileri	2.218.001	-	21.497	-
Kredi Kartları	814.204	-	39.818	-
Kıymetli Maden Kredisi	-	-	-	-
Diğer	4.203.943	-	5.443	-
İhtisas Kredileri	-	-	-	-
Diğer Alacaklar	-	-	-	-

3. Tüketici kredilerine ilişkin bilgiler:

	Kısa Vadeli	Orta ve Uzun Vadeli	Toplam	Faiz ve Gelir Tahakkuk ve Reeskontları
Tüketici Kredileri-TL	461.078	1.717.341	2.178.419	25.495
Konut Kredisi	6.469	189.359	195.828	2.527
Otomobil Kredisi	170.289	1.293.601	1.463.890	17.246
İhtiyaç Kredisi	184.852	228.441	413.293	5.587
Personel Kredisi	2.996	5.940	8.936	135
Diğer Tüketici Kredileri	96.472	-	96.472	-
Tüketici Kredileri-Dövize Endeksli	4.641	56.438	61.079	210
Konut Kredisi	1.277	19.359	20.636	123
Otomobil Kredisi	3.350	36.839	40.189	87
İhtiyaç Kredisi	14	217	231	-
Personel Kredisi	-	23	23	-
Diğer Tüketici Kredileri	-	-	-	-
Kredi Kartları	854.022	-	854.022	26.749
Toplam Tüketici Kredileri	1.319.741	1.773.779	3.093.520	52.454

4. Yurtiçi ve yurtdışı kredilerin dağılımı: İlgili kredi müşterilerinin faaliyette bulunduğu yere göre belirtilmiştir.

	Cari Dönem 31 Mart 2004	Önceki Dönem 31 Aralık 2003
Yurtiçi Krediler	8.712.774	8.797.843
Yurtdışı Krediler	389.389	486.558

5. Bağlı ortaklık ve iştiraklere verilen krediler:

	Cari Dönem 31 Mart 2004	Önceki Dönem 31 Aralık 2003
Bağlı Ortaklık ve İştiraklere Verilen Doğrudan Krediler	4.188	8.187
Bağlı Ortaklık ve İştiraklere Verilen Dolaylı Krediler	-	-

6. Kredilere ilişkin olarak ayrılan özel karşılıklar:

Özel Karşılıklar	Cari Dönem 31 Mart 2004	Önceki Dönem 31 Aralık 2003
Tahsil İmkanı Sınırlı Krediler ve Diğer Alacaklar İçin Ayrılanlar	19.133	12.819
Tahsili Şüpheli Krediler ve Diğer Alacaklar İçin Ayrılanlar	2.474	1.410
Zarar Niteliğindeki Krediler ve Diğer Alacaklar İçin Ayrılanlar	95.151	103.522

7. Donuk alacaklara ilişkin bilgiler (Net):

7(i). Donuk alacaklardan Banka'ca yeniden yapılandırılan ya da yeni bir itfa planına bağlanan krediler ve diğer alacaklara ilişkin bilgiler: Bulunmamaktadır.

7(ii). Toplam donuk alacak hareketlerine ilişkin bilgiler:

	III. Grup	IV. Grup	V. Grup
	Tahsil İmkanı Sınırlı Krediler ve Diğer Alacaklar	Tahsili Şüpheli Krediler ve Diğer Alacaklar	Zarar Niteliğindeki Kredi ve Diğer Alacaklar
Önceki Dönem Sonu Bakiyesi: 31 Aralık 2003	12.819	1.410	103.522
Dönem İçinde İntikal (+)	20.119	1.409	289
Diğer Donuk Alacak Hesaplarından Giriş (+)	-	8.054	7.870
Diğer Donuk Alacak Hesaplarına Çıkış (-)	8.054	7.870	-
Dönem İçinde Tahsilat (-)	4.733	426	7.985
Parasal Kayıp (-)	1.016	100	6.113
Aktiften Silinen (-)	2	3	2.432
Dönem Sonu Bakiyesi	19.133	2.474	95.151
Özel Karşılık (-)	19.133	2.474	95.151
Bilançodaki Net Bakiyesi	-	-	-

Başaran Nas
Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi
a member of
PRICEWATERHOUSECOOPERS
Tarafından Görüldü 20
İstanbul, Tarih 05/04

(Yetkili İmza / Kaşe)

AKBANK T.A.Ş.
GENEL MÜDÜRLÜĞÜ

7(iii). Yabancı para olarak kullandırılan kredilerden kaynaklanan donuk alacaklara ilişkin bilgiler:

	III. Grup	IV. Grup	V. Grup
	Tahsil İmkanı Sınırlı Krediler ve Diğer Alacaklar	Tahsili Şüpheli Krediler ve Diğer Alacaklar	Zarar Niteliğindeki Krediler ve Diğer Alacaklar
Cari Dönem: 31 Mart 2004			
Dönem Sonu Bakiyesi	426	227	37.003
Özel Karşılık (-)	426	227	37.003
Bilançodaki Net Bakiyesi	-	-	-
Önceki Dönem: 31 Aralık 2003			
Dönem Sonu Bakiyesi	652	125	42.346
Özel Karşılık (-)	652	125	42.346
Bilançodaki Net Bakiyesi	-	-	-

8. Zarar niteliğindeki krediler ve diğer alacaklar için tasfiye politikasının ana hatları :

Zarar niteliğindeki krediler ve diğer alacaklar kanuni takip ve teminatların nakde dönüştürülmesi yollarıyla tahsil edilmektedir.

e. Vadeye kadar elde tutulacak menkul değerlere ilişkin bilgiler (Net):

1. Vadeye kadar elde tutulacak menkul değerlere ilişkin bilgiler:

31 Mart 2004 tarihi itibariyle vadeye kadar elde tutulacak menkul değerlerin tamamı dövize endeksli devlet tahvillerinden oluşmaktadır.

	Cari Dönem 31 Mart 2004	Önceki Dönem 31 Aralık 2003
Borçlanma Senetleri	644.765	686.698
Borsada İşlem Görenler	-	-
Borsada İşlem Görmeyenler (*)	644.765	686.698
Değer Azalma Karşılığı (-)	-	-
Toplam	644.765	686.698

(*) Borsaya kote oldukları halde ilgili tarihlerde işlem görmeyen borçlanma senetlerini ifade etmektedir.

2. Vadeye kadar elde tutulacak menkul değerlerin yıl içindeki hareketleri:

	Cari Dönem 31 Mart 2004	Önceki Dönem 31 Aralık 2003
Dönem Başındaki Değer	686.698	819.152
Parasal Kayıp	(41.933)	(100.235)
Yıl İçindeki Alımlar	-	-
Satış, Geri Ödeme Yolu ile Elden Çıkarılanlar veya Diğer Kategorilere Transfer Edilenler	-	(32.219)
Değer Azalışı Karşılığı	-	
Dönem Sonu Toplamı	644.765	686.698

(Yetkili İmza / Kaşe)
AKBANK T.A.Ş.
GENEL MÜDÜRLÜĞÜ

3(i). Vadeye kadar elde tutulacak menkul değerlerin izlendiği hesaplara ilişkin bilgiler:

Vadeye Kadar Elde Tutulacak Menkul Değerler	Cari Dönem - 31 Mart 2004				Önceki Dönem - 31 Aralık 2003			
	Maliyet Bedeli		Değerlenmiş Tutarı		Maliyet Bedeli		Değerlenmiş Tutarı	
	TP	YP	TP	YP	TP	YP	TP	YP
Teminata Verilen/Bloke Edilen	349.814	-	480.117	-	276.199	-	403.276	-
Repo İşlemlerine Konu Olan	-	-	-	-	-	-	-	-
Yapısal Pozisyon Olarak Tutulan	-	-	-	-	-	-	-	-
Menkul Kıymet Ödünç Piyasasından Alacaklar	-	-	-	-	-	-	-	-
Menkul Kıymet Ödünç Piyasası Teminatları	-	-	-	-	-	-	-	-
Diğer (*)	294.951	-	421.128	-	410.499	-	617.037	-

(*) Diğer satırında Banka'nın teminat/bloke veya diğer işlemlere konu etmediği serbest olarak tuttuğu kıymetler gösterilmiştir.

3(ii). Teminat olarak gösterilen vadeye kadar elde tutulacak menkul değerlerin başlıca özellikleri :

Teminat olarak gösterilen menkul değerlerin tamamı dövize endeksli devlet tahvillerinden oluşmaktadır.

Teminata verilen/bloke edilen vadeye kadar elde tutulacak menkul değerler:

	Cari Dönem - 31 Mart 2004		Önceki Dönem - 31 Aralık 2003	
	TP	YP	TP	YP
Hisse Senetleri	-	-	-	-
Tahvil ve Benzeri Menkul Değerler	349.814	-	276.199	-
Diğer	-	-	-	-

3(iii). Repo işlemlerine konu olan vadeye kadar elde tutulacak menkul değerler: Bulunmamaktadır.

3(iv). Yapısal pozisyon olarak tutulan vadeye kadar elde tutulacak menkul değerler: Bulunmamaktadır.

f. İştiraklere ilişkin bilgiler (Net):

1. İştiraklerin muhasebeleştirilmesinde kullanılan yöntem: Üçüncü bölümde yer alan II. no'lu dipnotta açıklanmıştır.

(Yetkili İmza / Kaşe)

AKBANK T.A.Ş.
GENEL MÜDÜRLÜĞÜ

2. İştiraklere ilişkin hareket tablosu:

	Cari Dönem 31 Mart 2004	Önceki Dönem 31 Aralık 2003
Dönem Başı Değeri	206.786	222.598
Dönem İçi Hareketler		
Alışlar	-	-
Bedelsiz Edinilen Hisse Senetleri	-	-
Cari Yıl Payından Alınan Kar	-	-
Satışlar	-	-
Yeniden Değerleme Artışı	-	-
Değer Artışları	1.543	4.060
YP iştiraklerin kur değerlemesinden kaynaklanan artış / (azalış)	(9.737)	(19.872)
Dönem Sonu Değeri	198.592	206.786
Sermaye Taahhütleri	-	-
Dönem Sonu Sermaye Katılma Payı (%)	-	-

3. İştiraklere yapılan yatırımların değerlemesi:

	Cari Dönem 31 Mart 2004	Önceki Dönem 31 Aralık 2003
Maliyet Değeri İle Değerleme (*)	189.726	199.463
Rayiç Değer İle Değerleme	8.866	7.323
Özsermaye Yöntemi İle Değerleme (**)	-	-

(*) Maliyet bedelinden, varsa ayrılan değer düşüş karşılığı indirildikten sonra hesaplanan ve mali tablolarda yansıtılan değeri ifade etmektedir.
(**) Özsermaye yöntemi kullanılmamıştır.

4. Borsaya kote edilen iştirakler:

	Cari Dönem 31 Mart 2004	Önceki Dönem 31 Aralık 2003
Yurtiçi Borsalara Kote Edilenler	8.866	7.323
Yurtdışı Borsalara Kote Edilenler	-	-

5. Cari dönem içinde elden çıkarılan iştirakler: Bulunmamaktadır.

6. Cari dönem içinde satın alınan iştirakler: Bulunmamaktadır.

g. Bağlı ortaklıklara ilişkin bilgiler (Net):

1. Bağlı ortaklıkların muhasebeleştirilmesinde kullanılan yöntem: Üçüncü bölümde yer alan II no'lu dipnotta açıklanmıştır.

Başaran Nas
Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi
a member of
PRICEWATERHOUSECOOPERS
Tarafından Görüldü 2U
İstanbul, Tarih 05/04

(Yetkili İmza / Kaşe)
AKBANK T.A.Ş.
GENEL MÜDÜRLÜĞÜ

2. Bağlı ortaklıklara ilişkin hareket tablosu:

	Cari Dönem 31 Mart 2004	Önceki Dönem 31 Aralık 2003
Dönem Başı Değeri	199.639	150.073
Dönem İçi Hareketler		
Alışlar (**)	-	51.073
Bedelsiz Edinilen Hisse Senetleri	-	5.387
Cari Yıl Payından Alınan Kar	-	-
Satışlar / Tasfiye olanlar (*)	-	(6.654)
Yeniden Değerleme Artışı	-	-
Değer Azalma Karşılıkları	-	-
YP iştiraklerin kur değerlemesinden kaynaklanan artış / (azalış)	(13.718)	(240)
Dönem Sonu Değeri	185.921	199.639
Sermaye Taahhütleri	-	-
Dönem Sonu Sermaye Katılma Payı (%)	-	-

(*) 2003 yılında tasfiye edilen Ak Ödeme Sistemleri A.Ş. ve Aknet Bilgi İşlem San. ve Tic. A.Ş.'ye ilişkin tutarlardır.
(**) 31 Aralık 2003 tarihi itibariyle "Alışlar" olarak gösterilen tutarın tamamı ilave sermaye katılımlarını ifade etmektedir.

3. Bağlı ortaklıklara yapılan yatırımların değerlemesi:

	Cari Dönem 31 Mart 2004	Önceki Dönem 31 Aralık 2003
Maliyet Değeri İle Değerleme (*)	185.921	199.639
Rayiç Değer İle Değerleme	-	-
Özsermaye Yöntemi İle Değerleme (**)	-	-

(*) Maliyet bedelinden, varsa ayrılan değer düşüş karşılığı indirildikten sonra hesaplanan ve mali tablolarda yansıtılan değeri ifade etmektedir.
(**) Özsermaye yöntemi uygulanmamıştır.

4. Borsaya kote edilen bağlı ortaklıklar: Bulunmamaktadır.

5. Cari dönem içinde elden çıkarılan bağlı ortaklıklar: Bulunmamaktadır.

6. Cari dönem içinde satın alınan bağlı ortaklıklar: Bulunmamaktadır.

h. Finansal kiralama alacaklarına ilişkin bilgiler (Net): Bulunmamaktadır.

i. Faiz ve gelir tahakkuk ve reeskontlarına ilişkin açıklamalar:

1. Krediler faiz ve gelir tahakkuk ve reeskontlarına ilişkin bilgiler :

	Cari Dönem 31 Mart 2004		Önceki Dönem 31 Aralık 2003	
Kredi Faiz Gelir Tahakkuk Reeskontları	TL	YP	TL	YP
Faiz Tahakkukları	14.145	179	12.494	127
Faiz Reeskontları	70.375	48.273	125.753	44.175
Kredi Komisyon ve Diğer Gelirler Tahakkukları	-	-	-	-
Kredi Komisyon ve Diğer Gelirler Reeskontları	143	41	209	43

2. Diğer faiz ve gelir reeskontlarına ilişkin bilgiler:

	Cari Dönem 31 Mart 2004		Önceki Dönem 31 Aralık 2003	
Diğer Faiz ve Gelir Reeskontları	TL	YP	TL	YP
Alım Satım Amaçlı Menkul Değerlerin	22.886	159.545	821.701	216.200
Satılmaya Hazır Menkul Değerlerin	1.016.317	50.690	896.464	53.749
Vadeye Kadar Elde Tutulacak Menkul Değerlerin	256.480	-	333.615	-
Ters Repo İşlemleri Faiz Reeskontları	-	-	-	-
Zorunlu Karşılıklar Faiz Reeskontları	14.228	1.853	16.235	2.068
Türev Finansal Araçlar Reeskontları	25	64.151	552	203.129
Faiz ve Gelir Reeskontları	-	6.598	-	6.289
Kur Gelir Reeskontları	25	57.553	552	196.840
Finansal Kiralama Gelir Reeskontları	-	-	-	-
Diğer	119	4.080	34	2.276

j. Diğer aktiflere ilişkin bilgiler:

1. Bilançonun diğer aktifler kalemi 50.123 TL (31 Aralık 2003: 34.430 TL) tutarında olup, bilanço dışı taahhütler hariç bilanço toplamının % 10'unu aşmamaktadır.

Başaran Nas
Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi
a member of
PRICEWATERHOUSECOOPERS
Tarafından Görüldü 2U
İstanbul, Tarih 05/04

(Yetkili İmza / Kaşe)

AKBANK T.A.Ş.
GENEL MÜDÜRLÜĞÜ

II. PASİF KALEMLERE İLİŞKİN AÇIKLAMA VE DİPNOTLAR

a. Mevduata ilişkin bilgiler

1. Mevduatın vade yapısına ilişkin bilgiler:

1(i). Cari dönem - 31 Mart 2004:

	Vadesiz	7 Gün İhbarlı	1Aya Kadar	1-3 Ay	3-6 Ay	6 Ay-1 Yıl	1 Yıl ve Üstü
Tasarruf Mevduatı	444.180	-	1.565.576	1.489.537	479.480	737.562	108.293
Döviz Tevdiat Hesabı	1.638.108	-	1.288.151	4.258.326	1.849.026	659.251	664.972
Yurtiçinde Yerleşik Kişiler	1.604.210	-	1.282.879	4.204.861	1.669.093	480.843	222.914
Yurtdışında Yerleşik Kişiler	33.898	-	5.272	53.465	179.933	178.408	442.058
Resmi Kuruluşlar Mevduatı	54.332	-	31	-	9	-	-
Ticari Kuruluşlar Mevduatı	717.607	-	139.908	232.047	69.846	21.909	111.956
Diğer Kuruluşlar Mevduatı	102.631	-	7.263	19.593	12.886	63.414	697
Kıymetli Maden Depo Hesabı	-	-	-	-	-	-	-
Bankalararası Mevduat	30.247	-	694.127	217.285	10.583	15.105	-
TC Merkez Bankası	-	-	-	-	-	-	-
Yurtiçi Bankalar	698	-	67.500	-	-	1.000	-
Yurtdışı Bankalar	3.830	-	626.627	217.285	10.583	14.105	-
Özel Finans Kurumları	25.719	-	-	-	-	-	-
Diğer	-	-	-	-	-	-	-
Toplam	2.987.105	-	3.695.056	6.216.788	2.421.830	1.497.241	885.918

1(ii). Önceki dönem - 31 Aralık 2003:

	Vadesiz	7 Gün İhbarlı	1Aya Kadar	1-3 Ay	3-6 Ay	6 Ay-1 Yıl	1 Yıl ve Üstü
Tasarruf Mevduatı	455.492	-	1.393.291	1.783.327	524.267	454.082	106.216
Döviz Tevdiat Hesabı	1.970.168	-	1.629.392	5.083.284	2.111.522	1.100.421	773.067
Yurtiçinde Yerleşik Kişiler	1.938.421	-	1.507.691	4.983.568	1.848.842	603.165	239.947
Yurtdışında Yerleşik Kişiler	31.747	-	121.701	99.716	262.680	497.256	533.120
Resmi Kuruluşlar Mevduatı	14.341	-	12	-	10	-	-
Ticari Kuruluşlar Mevduatı	824.376	-	198.973	143.144	13.269	8.427	101.555
Diğer Kuruluşlar Mevduatı	113.775	-	8.127	37.299	2.880	69.026	735
Kıymetli Maden Depo Hesabı	-	-	-	-	-	-	-
Bankalararası Mevduat	102.502	-	430.544	525.589	287.573	77.404	1.501
TC Merkez Bankası	-	-	-	-	-	-	-
Yurtiçi Bankalar	706	-	209.373	-	2.130	2.130	-
Yurtdışı Bankalar	40.648	-	221.171	525.589	285.443	75.274	1.501
Özel Finans Kurumları	61.148	-	-	-	-	-	-
Diğer	-	-	-	-	-	-	-
Toplam	3.480.654	-	3.660.339	7.572.643	2.939.521	1.709.360	983.074

(Yetkili İmza / Kaşe)

AKBANK T.A.Ş.
GENEL MÜDÜRLÜĞÜ

2. Mevduat sigortasına ilişkin bilgiler:

2(i). Mevduat sigortası kapsamında bulunan ve mevduat sigortası limitini aşan tasarruf mevduatına ilişkin bilgiler:

Tasarruf Mevduatı	Mevduat Sigortası Kapsamında Bulunan		Mevduat Sigortası Limitini Aşan	
	Cari Dönem 31 Mart 2004	Önceki Dönem 31 Aralık 2003	Cari Dönem 31 Mart 2004	Önceki Dönem 31 Aralık 2003
Tasarruf Mevduatı	4.824.628	4.716.675	-	-
Tasarruf Mevduatı Niteliğini Haiz DTH	8.311.865	9.796.125	-	-
Tasarruf Mevduatı Niteliğini Haiz Diğ.H.	-	-	-	-
Yurtdışı Şubelerde Bulunan Yabancı Mercilerin Sigortasına Tabi Hesaplar	468.977	1.027.075	-	-
Kıyı Bankacılığı Bölgelerindeki Şubelerde Bulunan Yabancı Mercilerin Sigortasına Tabi Hesaplar	-	-	-	-

BDDK tarafından 3 Temmuz 2003 tarihli ve 25157 (mükerrer) sayılı Resmi Gazete'de yayımlanan 1083 numaralı karar ile 5 Temmuz 2004 tarihine kadar bankalardaki tasarruf mevduatının tamamı Tasarruf Mevduatı Sigorta Fonu kapsamına alınmıştır. 5 Temmuz 2004 tarihinden sonra ise bankalardaki tasarruf mevduatlarının 50 milyar TL'ye kadar olan bölümü sigorta kapsamında olacaktır.

2(ii). Mevduat sigortası kapsamında bulunmayan tasarruf mevduatı:

	Cari Dönem 31 Mart 2004	Önceki Dönem 31 Aralık 2003
Yurtdışı Şubelerde Bulunan Tasarruf Mevduatı	-	-
Kıyı Bankacılığı Bölgelerindeki Şubelerde Bulunan Tasarruf Mevduatı	-	-

Yurtdışı şubelerdeki tasarruf mevduatı mevzuat gereği "Tasarruf mevduatı sigorta fonu" kapsamında olmayıp; yurtdışındaki yasal mevzuata uygun olarak sigorta korumasına tabidir. Yukarıdaki tabloda görüldüğü üzere Banka'nın yurtdışı şubelerinde sigorta kapsamında olmayan tasarruf mevduatı bulunmamaktadır.

b. Repo işlemlerinden sağlanan fonlara ilişkin bilgiler:

	Cari Dönem 31 Mart 2004		Önceki Dönem 31 Aralık 2003	
	TP	YP	TP	YP
Yurtiçi İşlemlerden	475.736	-	640.294	-
Mali Kurum ve Kuruluşlar	-	-	133.129	-
Diğer Kurum ve Kuruluşlar	282.144	-	302.444	-
Gerçek Kişiler	193.592	-	204.721	-
Yurtdışı İşlemlerden	1.524	134.036	1.811	-
Mali Kurum ve Kuruluşlar	1.437	134.036	1.795	-
Diğer Kurum ve Kuruluşlar	42	-	-	-
Gerçek Kişiler	45	-	16	-

Başaran Nas
Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi
a member of
PRICEWATERHOUSECOOPERS
Tarafından Görüldü 20
İstanbul, Tarih 05/04

(Yetkili İmza / Kaşe)
AKBANK T.A.Ş.
GENEL MÜDÜRLÜĞÜ

c. Alınan kredilere ilişkin bilgiler:

	Cari Dönem 31 Mart 2004		Önceki Dönem 31 Aralık 2003	
	TP	YP	TP	YP
Kısa Vadeli	30.449	1.896.550	35.481	2.218.891
Orta ve Uzun Vadeli	-	1.360.646	-	1.630.741

Banka'nın fon kaynaklarını oluşturan yükümlülükleri mevduat ve alınan kredilerdir. Mevduat Banka'nın en önemli fon kaynağıdır ve geniş bir tabana yayılmış istikrarlı yapısıyla herhangi bir risk yoğunlaşması arzetmemektedir. Alınan krediler sendikasyon, seküritizasyon, money market, post-finansman gibi farklı özellikleri ve vade-faiz yapıları olan, değişik finansal kuruluşlardan sağlanan fonlardan oluşmaktadır. Banka'nın fon kaynaklarında risk yoğunlaşması bulunmamaktadır.

d. İhraç edilen menkul değerlere ilişkin açıklamalar : Bulunmamaktadır.

e. Fonlara ilişkin açıklamalar: Bulunmamaktadır.

f. Muhtelif borçlara ilişkin açıklamalar:

	Cari Dönem 31 Mart 2004	Önceki Dönem 31 Aralık 2003
Alınan Nakdi Teminatların Tutarı	1.394	1.285

Alınan nakdi teminatlar kredilendirme işlemleri ile ilgilidir.

g. Diğer yabancı kaynaklar: Bilançonun diğer yabancı kaynaklar kalemi 270.634 TL (31 Aralık 2003: 42.405 TL) olup, bilanço toplamının %10'unu aşmamaktadır.

h. Finansal kiralama sözleşmelerine ilişkin bilgiler :

Finansal kiralama işlemlerinden doğan yükümlülüklere ilişkin açıklamalar:

	Cari Dönem 31 Mart 2004		Önceki Dönem 31 Aralık 2003	
	Brüt	Net	Brüt	Net
1 Yıldan Az	5.102	4.941	6.096	5.148
1-4 Yıl Arası	4.384	4.087	6.676	6.151
4 Yıldan Fazla	-	-	-	-
Toplam	9.486	9.028	12.772	11.299

i. Faiz ve gider reeskontlarına ilişkin bilgiler:

	Cari Dönem 31 Mart 2004		Önceki Dönem 31 Aralık 2003	
	TL	YP	TL	YP
Mevduat Faiz Reeskontları	159.311	39.393	106.557	44.053
Kullanılan Kredi Faiz Reeskontları	154	11.916	2.217	20.048
Tahviller Faiz Reeskontları	-	-	-	-
Repo İşlemleri Faiz Reeskontları	379	218	553	-
Türev Finansal Araçlar Reeskontları	4.406	202	3.901	474
Faiz ve Gider Reeskontları	59	202	-	474
Kur Gider Reeskontları	4.347	-	3.901	-
Diğer Faiz ve Gider Reeskontları	43.081	11.989	72.489	163.824

j. Karşılıklara ve sermaye benzeri kredilere ilişkin açıklamalar:

1. Genel karşılıklara ilişkin bilgiler:

	Cari Dönem 31 Mart 2004	Önceki Dönem 31 Aralık 2003
Genel Karşılıklar	51.916	55.434
I. Grup Kredi ve Alacaklar İçin Ayrılanlar	36.094	37.567
II. Grup Kredi ve Alacaklar İçin Ayrılanlar	345	273
Gayrinakdi Krediler İçin Ayrılanlar	10.347	9.986
Diğer	5.130	7.608

2. Muhtemel riskler için ayrılan serbest karşılıklara ilişkin bilgiler:

Banka'nın tüketici kredilerinde meydana gelebilecek muhtemel riskler için yapmış olduğu istatistiki analizleri dikkate almak suretiyle ayırdığı 47.415 TL tutarında serbest karşılık bulunmaktadır.

Banka, Hazine Müsteşarlığı'nca 2001 yılı içinde iç borç takası ihalesi kapsamında ihraç edilen 3 ve 5 yıl vadeli dövize endeksli menkul kıymetlerini 31 Aralık 2001 tarihi itibariyle, 4389 sayılı Bankalar Kanunu'nun Geçici 4üncü Maddesi Uyarınca Yapılacak Özel Bağımsız Denetimin Esas ve Usulleri Hakkında Yönetmelik gereğince Hazine Müsteşarlığı tarafından yurtdışı piyasalarda ihraç edilen belirli tahvillerin Eurobond piyasasında oluşan getirilerini dikkate alarak değerlendirmiştir. Banka, 1 Ocak 2002 tarihinden itibaren söz konusu menkul kıymetleri ilgili mevzuat gereğince "Etkin faiz (iç verim) oranı yöntemi" kullanarak iskonto edilmiş değerleri üzerinden muhasebeleştirmiştir. Banka, 31 Aralık 2003 tarihi itibariyle ilgili menkul kıymetleri, Banka tarafından edinildiği tarihten itibaren "Etkin faiz (iç verim) oranı yöntemi"ne göre hesaplamış ve Muhasebe Uygulama Yönetmeliği'nde yer alan ihtiyatlılık ilkesi çerçevesinde iki yöntem arasında oluşan farkı pasiflerde "Diğer Karşılıklar" hesabında muhasebeleştirmiştir. 31 Mart 2004 tarihi itibariyle söz konusu karşılık tutarı 61.538 TL'dir (31 Aralık 2003: 86.207 TL).

3. Sermaye benzeri kredilere ilişkin bilgiler:

	Cari Dönem 31 Mart 2004		Önceki Dönem 31 Aralık 2003	
	TP	YP	TP	YP
Yurtiçi Bankalardan	-	-	-	-
Yurtiçi Diğer Kuruluşlardan	-	-	-	-
Yurtdışı Bankalardan	-	-	-	-
Yurtdışı Diğer Kuruluşlardan	-	4.158	-	4.859

k. Özkaynaklara ilişkin bilgiler:

1. Ödenmiş sermayenin gösterimi (Nominal olarak; enflasyona göre düzeltilmemiş tutarlar):

	Cari Dönem 31 Mart 2004	Önceki Dönem 31 Aralık 2003
Hisse Senedi Karşılığı	1.200.000	1.200.000
İmtiyazlı Hisse Senedi Karşılığı	-	-

2. Ödenmiş sermaye tutarı, bankada kayıtlı sermaye sisteminin uygulanıp uygulanmadığı hususunun açıklanması ve bu sistem uygulanıyor ise kayıtlı sermaye tavanı (Nominal olarak; enflasyona göre düzeltilmemiş tutarlar):

Sermaye Sistemi	Ödenmiş Sermaye	Tavan
Kayıtlı Sermaye	1.200.000	2.500.000

3. Cari dönem içinde yapılan sermaye artırımları ve kaynakları ile arttırılan sermaye payına ilişkin diğer bilgiler: Bulunmamaktadır.

4. Cari dönem içinde yeniden değerleme fonlarından sermayeye ilave edilen kısma ilişkin bilgiler: Bulunmamaktadır.

5. Son mali yılın ve onu takip eden ara dönemin sonuna kadar olan sermaye taahhütleri, bu taahhütlerin genel amacı ve bu taahhütler için gerekli tahmini kaynaklar:

   Sermaye taahhütü bulunmamaktadır.

6. Banka'nın gelirleri, kârlılığı ve likiditesine ilişkin geçmiş dönem göstergeleri ile bu göstergelerdeki belirsizlikler dikkate alınarak yapılacak öngörülerin, Banka'nın özkaynakları üzerindeki tahmini etkileri :

   Banka faaliyetlerini yüksek karlılıkla sürdürmekte ve dönem karlarının büyük bölümünü sermaye artırımı veya yedeklere aktarım şeklinde özkaynaklar içinde muhafaza etmektedir. Öte yandan Banka'nın özkaynaklarının çok küçük bir bölümü sabit kıymet ve iştirakler gibi sabit yatırımlara yönlendirilmiş olup Banka'nın serbest özsermayesi oldukça yüksektir ve; likit ve getirili aktiflerde değerlendirilmektedir. Tüm bu hususlar dikkate alındığında Banka'nın özkaynakları sürekli güçlenmektedir.

7. Sermayeyi temsil eden hisse senetlerine tanınan imtiyazlara ilişkin özet bilgiler : Bulunmamaktadır.

l. Hisse senedi ihraç primleri, hisseler ve sermaye araçları:

	Cari Dönem 31 Mart 2004	Önceki Dönem 31 Aralık 2003
Hisse Senedi Sayısı (Bin)	1.200.000.000	1.200.000.000
İmtiyazlı Hisse Senedi	-	-
Hisse Senedi İhraç Primi	-	-
Hisse Senedi İptal Kârı	-	-
Diğer Sermaye Araçları	-	-
Toplam Hisse Senedi İhracı	1.200.000.000	1.200.000.000

m. Sermayede ve/veya oy hakkında %10 ve bunun üzerinde paya sahip kişi ve kuruluşlara ilişkin açıklamalar:

Ad Soyad/Ticari Ünvanı	Pay Tutarları (Nominal)	Pay Oranları	Ödenmiş Paylar (Nominal)	Ödenmemiş Paylar
Hacı Ömer Sabancı Holding A.Ş.	394.413	%32.87	394.413	-

Başaran Nas
Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi
a member of
PRICEWATERHOUSECOOPERS
Tarafından Görüldü 20
İstanbul, Tarih 05/04

(Yetkili İmza / Kaşe)

AKBANK T.A.Ş.
GENEL MÜDÜRLÜĞÜ

III. GELİR TABLOSUNA İLİŞKİN AÇIKLAMA VE DİPNOTLAR

a. Faiz gelirlerine ilişkin bilgiler :

1. İştirak ve bağlı ortaklıklardan alınan faiz gelirlerine ilişkin bilgiler :

	Cari Dönem 31 Mart 2004	Önceki Dönem 31 Mart 2003
İştirak ve Bağlı Ortaklıklardan Alınan Faizler	539	371

2. Finansal kiralama gelirlerine ilişkin bilgiler : Bulunmamaktadır.

3. Ters repo işlemlerinden alınan faizler:

	Cari Dönem 31 Mart 2004		Önceki Dönem 31 Mart 2003	
	TP	YP	TP	YP
Ters Repo İşlemlerinden Alınan Faizler	-	-	-	-

b. Faiz giderlerine ilişkin bilgiler :

1. İştirakler ve bağlı ortaklıklara verilen faiz giderlerine ilişkin bilgiler :

	Cari Dönem 31 Mart 2004	Önceki Dönem 31 Mart 2003
İştirak ve Bağlı Ortaklıklara Verilen Faizler	577	89

2. Finansal kiralama giderlerine ilişkin bilgiler :

	Cari Dönem 31 Mart 2004	Önceki Dönem 31 Mart 2003
Finansal Kiralama Giderleri	154	235

3. Mevduata ödenen faizin vade yapısına göre gösterimi :

Hesap Adı	Vadesiz Mevduat	Vadeli Mevduat					Toplam
		1 Aya Kadar	3 Aya Kadar	6 Aya Kadar	1 Yıla Kadar	1 Yıldan Uzun	
Türk Parası							
Bankalar Mevduatı	35	5.568	1.534	75	775	-	7.987
Tasarruf Mevduatı	1.819	85.488	107.402	34.232	36.507	9.098	274.546
Resmi Mevduat	37	-	-	-	-	-	37
Ticari Mevduat	998	2.343	3.885	1.169	367	1.874	10.636
Diğer Mevduat	148	6.626	11.973	1.890	-	6.525	27.162
7 Gün İhbarlı Mevduat	-	-	-	-	-	-	-
Toplam	3.037	100.025	124.794	37.366	37.649	17.497	320.368
Yabancı Para							
DTH	51	7.026	29.032	13.397	7.250	4.967	61.723
7 Gün İhbarlı Mevduat	-	-	-	-	-	-	-
Kıymetli Maden	-	-	-	-	-	-	-
Toplam	51	7.026	29.032	13.397	7.250	4.967	61.723
Genel Toplam	3.088	107.051	153.826	50.763	44.899	22.464	382.091

Başaran Nas
Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi
a member of
PRICEWATERHOUSECOOPERS
Tarafından Görüldü 20
İstanbul, Tarih 05/04

(Yetkili İmza / Kaşe)
AKBANK T.A.Ş.
GENEL MÜDÜRLÜĞÜ

4. Repo işlemlerine verilen faiz tutarı:

	Cari Dönem 31 Mart 2004		Önceki Dönem 31 Mart 2003	
	TP	YP	TP	YP
Repo İşlemlerine Verilen Faizler	29.396	222	58.943	-

Repo işlemlerine verilen faizler Gelir Tablosu'nda "Para piyasasına verilen faizler" hesabında yer almaktadır.

c. Yatırım amaçlı menkul değerlerden elde edilen net gelirler:

	Cari Dönem 31 Mart 2004	Önceki Dönem 31 Mart 2003
Satılmaya Hazır Menkul Değerlerden	415.929	373.997
Vadeye Kadar Elde Tutulacak Menkul Değerlerden	10.329	88.123
Toplam	426.258	462.120

d. Diğer faaliyet gelirlerine ilişkin bilgiler:

Diğer faaliyet gelirleri arasında olağandışı kalemlerden kaynaklanan gelirler bulunmamaktadır.

e. Kredi ve diğer alacaklara ilişkin karşılık giderleri:

	Cari Dönem 31 Mart 2004	Önceki Dönem 31 Mart 2003
Kredi ve Diğer Alacaklara İlişkin Özel Karşılıklar	21.817	10.080
Teminatsız	18.785	9.249
Diğer Gruplar	3.032	831
Genel Karşılık Giderleri	-	-
Menkul Değerler Değer Düşüklüğü Giderleri	-	2
Değer Düşüş Karşılığı Giderleri (*)	-	-
Diğer	-	-

(*) İştirakler, bağlı ortaklıklar ve vadeye kadar elde tutulacak menkul değerler değer düşüş karşılığı giderleri.

f. Bağlı ortaklık ve iştiraklerden elde edilen gelir ve giderler:

1. Bağlı ortaklık ve iştiraklerden elde edilen gelir ve giderler:

	Cari Dönem (*) 31 Mart 2004	Önceki Dönem (*) 31 Mart 2003
Bağlı Ortaklıklara İlişkin Kâr ve Zarar (+/-)	16.834	1.328
İştiraklere İlişkin Kâr ve Zarar (+/-)	12.106	1.398

(*) İştirak ve bağlı ortaklıklardan alınan temettü gelirlerini göstermektedir.

2. Özsermaye yönteminin kullanıldığı iştiraklerdeki yatırımlardan doğan kâr ya da zarardaki pay:

   Banka'nın konsolide olmayan mali tablolarında iştirak ve bağlı ortaklıklar için özsermaye yöntemi uygulanmamaktadır.

Başaran Nas
Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi
a member of
PRICEWATERHOUSECOOPERS
Tarafından Görüldü 20
İstanbul, Tarih 05/04

(Yetkili İmza / Kaşe)

AKBANK T.A.Ş.
GENEL MÜDÜRLÜĞÜ

3. Banka'nın dahil olduğu risk grubundaki gerçek ve tüzel kişilerle yapılan işlemlerden kaynaklanan kâr ve zarara ilişkin bilgiler:

Söz konusu bilgiler "VI. Banka'nın dahil olduğu risk grubu ile ilgili açıklama ve dipnotlar" bölümünde açıklanmıştır.

g. Net dönem kâr ve zararına ilişkin açıklamalar:

1. Diğer faaliyet giderleri:

31 Mart 2004 tarihi itibariyle "Gelir tablosu"nda "Diğer faaliyet giderleri" tutarı 330.346 TL olarak görülmektedir. Bu rakamın yaklaşık 132.000 TL tutarındaki bölümü "Dövize endeksli menkul değerler"in üzerinde oluşan kur farkı zararlarının Tek Düzen Hesap Planı uyarınca bu hesapta muhasebeleştirilmesinden kaynaklanmaktadır. Şöyle ki, "Dövize endeksli menkul değerler" üzerinde oluşan kur farkı karları "Kambiyo karı" hesabı yerine, "Menkul değerlerden alınan faiz gelirleri" hesabına kaydedilmektedir. Ancak, 2004 yılının ilk üç aylık döneminde olduğu gibi döviz kurlarının yılın başındaki kurların altına düşmesi durumunda, söz konusu kıymetler üzerinde oluşan kur farkı zararı öncelikle yıl içinde kur farkı geliri olarak "Menkul değerlerden alınan faiz gelirleri" hesabına kaydedilen tutardan düşülmekte, artan kısmı ise "Diğer faaliyet giderleri" olarak kaydedilmektedir. Bu nedenle yaklaşık 132.000 TL tutarındaki bu rakam özü itibariyle kur farkı zararı olmakla birlikte "Diğer faaliyet giderleri" olarak gösterilmektedir. Bu rakamın etkisi hariç tutulduğunda 31 Mart 2004 tarihi itibariyle Banka'nın "Diğer faaliyet giderleri" yaklaşık 198.346 TL; "Net kambiyo karı" ise yaklaşık 24.936 TL olmaktadır.

2. Vergi karşılığı:

30 Aralık 2003 tarihli ve 25332 sayılı Resmi Gazete'de yayımlanan 5024 sayılı Kanun ile 1 Ocak 2004 tarihinden itibaren enflasyon muhasebesi esaslarının uygulanmasını esas alan vergi mevzuatı yürürlüğe girmiştir. Kanun'a göre Toptan Eşya Fiyat Endeksindeki (TEFE) artışın, son 36 ayda %100'den ve son 12 ayda %10'dan yüksek olması halinde kurumlar vergisi matrahı enflasyon muhasebesi düzeltmesini de dikkate alacak şekilde hesaplanacaktır. Bu oranların gerçekleşip gerçekleşmediği hususuna üçer aylık geçici vergi dönemleri sonlarında bakılacak ve yıl içerisinde herhangi bir geçici vergi dönemi itibariyle enflasyon düzeltmesi yapılmasının gerekli olması halinde, bu düzeltme tüm yıl için, ve geriye yönelik olarak önceki geçici vergi dönemleri dahil uygulanacaktır.

31 Mart 2004 tarihi itibariyle son 36 aylık fiyat endeksi artışı %159,05 ve son 12 ay için %7,97 olup 2004 Nisan için %2,65 olarak açıklanan fiyat endeksi artışı da dikkate alındığında bu oranlar sırasıyla %132,53 ve %8,91 olmaktadır. 2004 Mayıs ve Haziran aylarında fiyat endeksinde toplamda %1,59 azalma olması durumunda bile 30 Haziran 2004 tarihi itibariyle son 12 aylık fiyat endeksi artışı %10'un üzerinde gerçekleşecektir. Banka 31 Mart 2004 tarihi itibariyle, 2004 yılı için enflasyon muhasebesi uygulamasının 1 Ocak 2004 tarihinden itibaren uygulanma şartlarının gerçekleşmesinin çok muhtemel olması nedeniyle mali tablolarındaki vergi karşılığını enflasyon muhasebesi düzeltmelerine göre hesaplayarak kayıtlarına yansıtmıştır.

3. Cari dönemde önemli etkide bulunan veya takip eden dönemlerde önemli etkide bulunması beklenen muhasebe tahminindeki bir değişikliğin niteliği ve tutarı :

Bulunmamaktadır.

(Yetkili İmza / Kaşe)

AKBANK T.A.Ş.
GENEL MÜDÜRLÜĞÜ

IV. NAZIM HESAPLARA İLİŞKİN AÇIKLAMA VE DİPNOTLAR

a. Şarta bağlı yükümlülüklerle ilgili bilgiler:

1. Birlikte kontrol edilen ortaklıklarla ilgili şarta bağlı yükümlülükler:

   Banka'nın birlikte kontrol edilen ortaklığı bulunmamaktadır.

2. Şarta bağlı varlık ve yükümlülüklerin muhasebeleştirilmesi aşağıdaki esaslara göredir.

   Şarta bağlı varlık için; şartın gerçekleşme olasılığı kesine yakınsa bu varlık muhasebeleştirilerek mali tablolara yansıtılır; şartın gerçekleşme olasılığı fazla ise bu varlık dipnotlarda açıklanır. Şarta bağlı yükümlülük için şartın gerçekleşme olasılığı fazla ise ve güvenilir olarak ölçülebiliyorsa karşılık ayrılarak mali tablolara yansıtılır; şartın gerçekleşme olasılığı güvenilir olarak ölçülemiyorsa bu yükümlülük dipnotlarda açıklanır. Şarta bağlı yükümlülük için, şartın gerçekleşme olasılığı yoksa veya az ise bu yükümlülük dipnotlarda açıklanır. Bu kapsamda Banka aleyhine açılan çeşitli davaları şarta bağlı yükümlülük olarak nitelendirmiş ve bunlar için 31 Mart 2004 tarihi itibariyle 6.296 TL (31 Aralık 2003: 8.809 TL) tutarında karşılık ayırmıştır.

b. Bilanço dışı yükümlülüklere ilişkin açıklama:

1. Gayri kabili rücu nitelikteki taahhütlerin türü ve miktarı: 8.101.518 TL (31 Aralık 2003: 7.902.720 TL) tutarında kredi kartlarına verilen harcama limiti taahhüdü ve çek yaprakları için ödeme taahhüdü bulunmaktadır.

2. Bilanço dışı kalemlerden kaynaklanan muhtemel zararların ve taahhütlerin yapısı ve tutarı:

   Bilanço dışı kalemlerden kaynaklanan muhtemel zararlar bulunmamaktadır. Bilanço dışı yükümlülüklerden oluşan taahhütler "Bilanço Dışı Yükümlülükler Tablosu"nda gösterilmiştir.

   2(i). Garantiler, banka aval ve kabulleri ve mali garanti yerine geçen teminatlar ve diğer akreditifler dahil gayrinakdi krediler:

Banka kabul kredileri	:	5.841
Akreditifler	:	534.050
Diğer garantiler	:	13.260
Toplam	:	553.151

   2(ii). Kesin teminatlar, geçici teminatlar, kefaletler ve benzeri işlemler:

Geçici teminat mektupları	63.775
Kesin teminat mektupları	1.252.896
Avans teminat mektupları	88.380
Gümrüklere verilen teminat mektupları	157.267
Diğer teminat mektupları	132.195
Toplam	1.694.513

(Yetkili İmza / Kaşe)
AKBANK T.A.Ş.
GENEL MÜDÜRLÜĞÜ

c. Gayrinakdi kredilerin toplam tutarı:

1. Gayrinakdi kredilerin toplam tutarı:

	Cari Dönem 31 Mart 2004	Önceki Dönem 31 Aralık 2003
Nakit Kredi Teminine Yönelik Olarak Açılan Gayrinakdi Krediler	97.952	113.357
Bir Yıl veya Daha Az Süreli Asıl Vadeli	45.366	50.558
Bir Yıldan Daha Uzun Süreli Asıl Vadeli	52.586	62.799
Diğer Gayrinakdi Krediler	2.149.712	1.971.283
Toplam	2.247.664	2.084.640

2. Maddi duran varlık üzerindeki rehin, ipotek ve varsa diğer kısıtlamalar, maddi duran varlık alımı için verilen taahhütler:

   Maddi duran varlıklar üzerinde rehin, ipotek veya diğer kısıtlamalar yoktur. Maddi duran varlık alımı için verilen taahhütler yoktur.

d. Bankaların uluslararası derecelendirme kuruluşlarına yaptırmış oldukları derecelendirmeye ilişkin özet bilgiler:

Fitch Ratings 9 Şubat 2004 tarihi itibariyle, Akbank'ın "B" olan Uzun Vadeli Yabancı Para Notunu "B+"ya, "B+" olan Uzun Vadeli Türk Lirası Notunu "BB-"ye yükseltmiştir. Akbank'ın Uzun Vadeli Türk Lirası Notu ülke notunun üzerinde kalmaya devam etmiştir.

Moody's 21 Ekim 2003'te yabancı para cinsinden ülke görünümünü mevduatlar için "Durağan"dan "Pozitif"e çevirmiştir. Moody's bu değişimin sebebi olarak TL'ye olan yönelimin artması ve reel faizlerdeki düşüş nedeniyle borç dinamiklerinde görülen iyileşmeyi belirtmiştir. Aynı gün Akbank'ın yabancı para cinsinden görünümü de "Pozitif"e çevrilmiştir.

Söz konusu kuruluşların verdikleri derecelendirmeler aşağıdaki tabloda gösterilmektedir.

FITCHRATINGS
Şubat 2004 Derecelendirmesi

	Not	Görünüm
Yabancı Para Taahhütler		
Uzun Vadeli	B+	Durağan
Kısa Vadeli	B	
Türk Lirası Taahhütler		
Uzun Vadeli	BB-	Durağan
Kısa Vadeli	B	
Ulusal		
Uzun Vadeli	A+ (tur)	Durağan
Bireysel Derecelendirme	C	
Destek Notu	4	

MOODY'S
Ekim 2003 Derecelendirmesi

	Not	Görünüm
Finansal Güç Notu	D+	Pozitif
Yabancı Para Uzun Vadeli Mevduat Notu	B3	Pozitif
Türk Lirası Uzun Vadeli Mevduat Notu	Baa2	Durağan
Türk Lirası Kısa Vadeli Mevduat Notu	Prime-2	Durağan

V. NAKİT AKIM TABLOSUNA İLİŞKİN AÇIKLAMA VE DİPNOTLAR

a. Nakit ve nakde eşdeğer varlıklara ilişkin bilgiler:

1. Nakit ve nakde eşdeğer varlıkları oluşturan unsurlar, bu unsurların belirlenmesinde kullanılan muhasebe politikası:

   Kasa ve efektif deposu ile T.C. Merkez Bankası dahil bankalardaki vadesiz mevduat "Nakit" olarak; orjinal vadesi üç aydan kısa olan bankalararası para piyasası plasmanları ve bankalardaki vadeli depolar "Nakde eşdeğer varlık" olarak tanımlanmaktadır.

2. Muhasebe politikasında yapılan herhangi bir değişikliğin etkisi: Bulunmamaktadır.

3. Nakit ve nakde eşdeğer varlıkları oluşturan unsurların bilançoda kayıtlı tutarları ile nakit akım tablosunda kayıtlı tutarları arasındaki mutabakat:

   3(i). Dönem başındaki nakit ve nakde eşdeğer varlıklar:

	Cari Dönem 31 Mart 2004	Önceki Dönem 31 Mart 2003
Nakit	**429.258**	**412.736**
Kasa ve Efektif Deposu	225.001	290.454
Bankalardaki Vadesiz Mevduat	204.257	122.282
Nakde Eşdeğer Varlıklar	**1.211.007**	**3.659.570**
Bankalararası Para Piyasası	422.654	2.296.244
Bankalardaki Vadeli Depo	788.353	1.363.326
Toplam Nakit ve Nakde Eşdeğer Varlık	**1.640.265**	**4.072.306**

Önceki dönemde gerçekleşen işlemler neticesinde bulunan toplam değer, cari dönem başındaki nakit ve nakde eşdeğer varlıklar toplamını verir.

3(ii). Dönem sonundaki nakit ve nakde eşdeğer varlıklar:

	Cari Dönem 31 Mart 2004	Önceki Dönem 31 Mart 2003
Nakit	**349.412**	**431.176**
Kasa ve Efektif Deposu	178.975	258.123
Bankalardaki Vadesiz Mevduat	170.437	173.053
Nakde Eşdeğer Varlıklar	**919.663**	**2.159.960**
Bankalararası Para Piyasası	541.070	1.729.010
Bankalardaki Vadeli Depo	378.593	430.950
Toplam Nakit ve Nakde Eşdeğer Varlık	**1.269.075**	**2.591.136**

b. Banka'nın elinde bulunan ancak, yasal sınırlamalar veya diğer nedenlerle Banka'nın serbest kullanımında olmayan nakit ve nakde eşdeğer varlık mevcuduna ilişkin bilgi:

Yurtdışından sağlanan seküritizasyon kredileri ile ilgili olarak vadesiz ve üç aydan kısa vadeli banka mevduatı içerisinde yer alan toplam 65.529 TL (31 Aralık 2003: 75.407 TL) tutarında serbest olmayan depo mevcuttur.

(Yetkili İmza / Kaşe)

AKBANK T.A.Ş.
GENEL MÜDÜRLÜĞÜ

VI. BANKA'NIN DAHİL OLDUĞU RİSK GRUBU İLE İLGİLİ AÇIKLAMA VE DİPNOTLAR

a. Banka'nın dahil olduğu risk grubuna ilişkin işlemlerin hacmi, dönem sonunda sonuçlanmamış kredi ve mevduat işlemleri, döneme ilişkin gelir ve giderler:

1. Cari dönem - 31 Mart 2004:

Banka'nın Dahil Olduğu Risk Grubu*	İştirak ve Bağlı Ortaklıklar		Banka'nın Doğrudan ve Dolaylı Ortakları		Risk Grubuna Dahil Olan Diğer Unsurlar	
	Nakdi	G.Nakdi	Nakdi	G.Nakdi	Nakdi	G.Nakdi
Krediler ve Diğer Alacaklar						
Dönem Başı Bakiyesi	1.416	25.088	257.565	358.224	24.224	12.390
Dönem Sonu Bakiyesi	4.188	56.758	244.950	302.008	22.309	12.460
Alınan Faiz ve Komisyon Gelirleri	539	14	11.691	199	1.130	8

*Bankaların Kuruluş ve Faaliyetleri Hakkında Yönetmeliğin 20 nci maddesinin (2) numaralı fıkrasında tanımlanmıştır.

Aşağıdaki tabloda cari dönem ve önceki dönem itibariyle, Banka'nın iştirak ve bağlı ortaklıkları, doğrudan ve dolaylı ortakları dahil olmak üzere tüm risk grubu şirketlerine kullandırılan nakit krediler şirket bazında gösterilmiştir. Tablodan görüleceği gibi risk grubu şirketlerinin önemli bir bölümü yabancı şirketlerle yapılan ortaklıklardan oluşmaktadır; tabloda yabancı ortaklı şirketler ve yabancı ortaklık payları da belirtilmektedir.

Şirket Ünvanı	Kredi Tutarı 31 Mart 2004	Kredi Tutarı 31 Aralık 2003	Yabancı Ortağın Adı	Yabancı Ortak Pay Oranı%
Carrefour Sabancı Tic. Merkezi A.Ş.	4.917	7.155	Carrefour	60
Brüt	250.966	312.205		
Eksi: Mevduat blokajı teminatı	(246.049)	(305.050)		
Exsa Export San. Mamulleri Satış ve Araştırma A.Ş.	20.491	35.704	-	-
Kordsa Sabancı Dupont Endüstriyel İplik ve Kord Bezi San. ve Tic. A.Ş.	30.399	34.582	E. I. Dupont	42
Temsa Termo Mekanik San. ve Tic. A.Ş.	3.000	6.696	-	-
Pilsa Plastik San. ve Tic. A.Ş.	12.368	14.365	-	-
Sabancı Telekomünikasyon Hizmetleri A.Ş.	6.114	6.486	-	-
Sakosa Sabancı ve Kosa İplik ve Kord Bezi San. ve Tic. A.Ş.	8.390	5.323	-	-
Yünsa Yünlü San. ve Tic. A.Ş.	14.416	17.619	-	-
Dupont Sabancı International LLC.	33.250	38.009	E. I. Dupont	50
Marsa Kraft Jacobs Suchard Sabancı Gıda San. ve Tic. A.Ş.	1.402	1.632	Kraft Foods	50
Teknosa İç ve Dış Tic. A.Ş.	25.542	9.756	-	-
Toyotasa Toyota Sabancı Paz. ve Satış A.Ş.	804	3.278	Toyota Motor, Mitsui Co.	35
Enerjisa Enerji Üretim A.Ş.	2.112	2.795	E. I. Dupont, Heidelberg Cement, Bridgestone Co., Bekaert	14
Bossa Tic. ve San. İşletmeleri T.A.Ş.	10.756	12.282	-	-
Oysa Çimento San. ve Tic. A.Ş.	3.344	3.943	-	-
İnsa A.Ş.	8.425	10.337	-	-
İnterkordsa Gmbh	9.123	10.443	E. I. Dupont	34
Gıdasa Sabancı Gıda San. ve Tic. A.Ş.	22.796	11.051	-	-
Universal Trading Ltd.	18.628	15.211	-	-
Brisa Bridgestone Sabancı Lastik San. ve Tic. A.Ş.	1.037	1.103	Bridgestone Co.	43
Diğer	34.133	35.435	-	-
Toplam	**271.447**	**283.205**		

Başaran Nas
Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi
a member of
PRICEWATERHOUSECOOPERS
Tarafından Görüldü 20
İstanbul, Tarih 05/04

(Yetkili İmza / Kaşe)

AKBANK T.A.Ş.
GENEL MÜDÜRLÜĞÜ

2. Önceki Dönem - 31 Aralık 2003:

Banka'nın Dahil Olduğu Risk Grubu*	İştirak ve Bağlı Ortaklıklar		Banka'nın Doğrudan ve Dolaylı Ortakları		Risk Grubuna Dahil Olan Diğer Unsurlar	
	Nakdi	G.Nakdi	Nakdi	G.Nakdi	Nakdi	G.Nakdi
Krediler ve Diğer Alacaklar						
Dönem Başı Bakiyesi	80	27.939	390.981	409.009	2.275	10.480
Dönem Sonu Bakiyesi	1.416	25.088	257.565	358.224	24.224	12.390
Alınan Faiz ve Komisyon Gelirleri **	-	-	18.414	54	2.518	1

* Bankaların Kuruluş ve Faaliyetleri Hakkında Yönetmeliğin 20 nci maddesinin (2) numaralı fıkrasında tanımlanmıştır.
** 31 Mart 2003 tutarlarını göstermektedir.

3. Banka'nın dahil olduğu risk grubuna ait mevduata ilişkin bilgiler:

Banka'nın Dahil Olduğu Risk Grubu*	İştirak ve Bağlı Ortaklıklar		Banka'nın Doğrudan ve Dolaylı Ortakları		Risk Grubuna Dahil Olan Diğer Unsurlar	
Mevduat	Cari Dönem 31 Mart 2004	Önceki Dönem 31 Aralık 2003	Cari Dönem 31 Mart 2004	Önceki Dönem 31 Aralık 2003	Cari Dönem 31 Mart 2004	Önceki Dönem 31 Aralık 2003
Dönem Başı	99.651	36.275	435.905	344.390	76.249	68.820
Dönem Sonu	53.870	99.651	546.944	435.905	78.669	76.249
Mevduat Faiz Gideri**	577	89	6.298	7.747	3.476	1.802

* Bankaların Kuruluş ve Faaliyetleri Hakkında Yönetmeliğin 20 nci maddesinin (2) numaralı fıkrasında tanımlanmıştır.
** Önceki dönem bakiyeleri 31 Mart 2003 tutarlarını göstermektedir.

4. Banka'nın, dahil olduğu risk grubu ile yaptığı vadeli işlemler ile opsiyon sözleşmeleri ile benzeri diğer sözleşmelere ilişkin bilgiler:

Banka'nın Dahil Olduğu Risk Grubu *	İştirak ve Bağlı Ortaklıklar		Banka'nın Doğrudan ve Dolaylı Ortakları		Risk Grubuna Dahil Olan Diğer Unsurlar	
	Cari Dönem 31 Mart 2004	Önceki Dönem 31 Aralık 2003	Cari Dönem 31 Mart 2004	Önceki Dönem 31 Aralık 2003	Cari Dönem 31 Mart 2004	Önceki Dönem 31 Aralık 2003
Alım Satım Amaçlı İşlemler **						
Dönem Başı	913.595	701.695	3.189	-	-	-
Dönem Sonu	541.263	913.595	14.447	3.189	-	-
Toplam Kâr / Zarar***	465	1.334	12	-	-	-
Riskten Korunma Amaçlı İşlemler **						
Dönem Başı	-	-	-	-	-	-
Dönem Sonu	-	-	-	-	-	-
Toplam Kâr / Zarar	-	-	-	-	-	-

* Bankaların Kuruluş ve Faaliyetleri Hakkında Yönetmeliğin 20 nci maddesinin (2) numaralı fıkrasında tanımlanmıştır.
** Banka'nın türev ürünleri "Finansal araçların muhasebeleştirilmesi standardı" ("MUY 1") gereğince "Riskten korunma amaçlı" ve "Alım-satım amaçlı" olarak sınıflandırılmaktadır. Buna göre, bazı türev işlemler ekonomik olarak Banka için risklere karşı etkin bir koruma sağlamakla birlikte, muhasebesel olarak MUY 1 kapsamında "Alım-satım amaçlı" olarak muhasebeleştirilmektedir.
*** Önceki dönem bakiyeleri 31 Mart 2003 tutarlarını göstermektedir.

Yukarıdaki tabloda yer alan rakamlar söz konusu işlemlerin "alım" ve "satım" tutarlarının toplamını göstermektedir. Bu işlemlerin yapısı itibariyle, Banka'nın net pozisyonunu etkileyen tutarlar esas olarak "alım" ile "satım" tutarları arasındaki farklardır. Bu net tutarlar, 31 Mart 2004 itibariyle iştirak ve bağlı ortaklıklar için 13.170 TL (31 Aralık 2003: 29.376 TL), Banka'nın doğrudan ve dolaylı ortakları için (202) TL (31 Aralık 2003:(148))'dir.

(Yetkili İmza / Kaşe)

AKBANK T.A.Ş.
GENEL MÜDÜRLÜĞÜ

b. Banka'nın dahil olduğu risk grubuyla ilgili olarak:

1. Taraflar arasında bir işlem olup olmadığına bakılmaksızın Banka'nın dahil olduğu risk grubunda yer alan ve Banka'nın kontrolündeki kuruluşlarla ilişkileri:

   Banka'nın söz konusu kuruluşlarla olan ilişkileri Bankalar Kanunu'na uygun olarak, normal banka-müşteri ilişkisi çerçevesinde ve piyasa koşulları dahilinde her türlü bankacılık işlemlerini kapsamaktadır.

2. Yapılan işlemin türü, tutarı ve toplam işlem hacmine olan oranı, başlıca kalemlerin tutarı ve tüm kalemlere olan oranı, fiyatlandırma politikası ve diğer unsurlar:

   Yapılan işlemler arasında en önemli tutarlar kredi ve mevduatla ilgilidir. Fiyatlandırma ve diğer koşullar piyasada geçerli olan oranlar ve koşullar üzerinden yapılmaktadır. Risk grubu şirketlerine kullandırılan kredilerin toplam kredilere oranı % 3 (31 Aralık 2003: % 3); Risk grubu şirketlerinin mevduatının toplam mevduata oranı % 4'tür (31 Aralık 2003: % 3). Gelir-gider kalemleri içinde risk grubu şirketleriyle yapılan işlemler önemlilik arzetmemektedir. Risk grubu şirketlerine kullandırılan gayrinakdi kredilerin toplam gayrinakdi kredilere oranı ise % 17'dir (31 Aralık 2003: % 19).

3. Özsermaye yöntemine göre muhasebeleştirilen işlemler: Bulunmamaktadır.

4. Gayrimenkul ve diğer varlıkların alım-satımı, hizmet alımı-satımı, acenta sözleşmeleri, finansal kiralama sözleşmeleri, araştırma ve geliştirme sonucu elde edilen bilgilerin aktarımı, lisans anlaşmaları, finansman (krediler ve nakit veya ayni sermaye destekleri dahil), garantiler ve teminatlar ile yönetim sözleşmeleri gibi durumlarda işlemlerle ilgili bilgiler:

   Banka, şubeleri aracılığıyla, Aksigorta A.Ş. ve Ak Emeklilik A.Ş.'nin acentelik faaliyetlerini yürütmektedir. Finansal kiralama işlemlerinin tamamı Banka'nın iştiraki olan BNP Ak Dresdner Bank A.Ş.'nin % 100 oranda sahip olduğu BNP Ak Dresdner Finansal Kiralama A.Ş. ile yapılmıştır.

   Risk grubuna dahil firmaların nakdi ve gayrinakdi kredi ihtiyaçları Bankalar Kanunu'ndaki sınırlamalar ve cari piyasa faiz oranları ve koşulları dikkate alınarak karşılanmaktadır.

(Yetkili İmza / Kaşe)

AKBANK T.A.Ş.
GENEL MÜDÜRLÜĞÜ

VII. ENFLASYON MUHASEBESİNE İLİŞKİN AÇIKLAMA VE DİPNOTLAR

a. Paranın satın alma gücündeki değişikliklerin mali tablolar üzerindeki etkisini gidermek amacıyla mali tablolar, TL'nin bilanço tarihindeki satın alma gücü esas alınarak hazırlanmıştır.

b. Enflasyon muhasebesine göre düzeltilen ilişikteki mali tablolar, düzeltilme işlemine tabi tutulmadan önce sabit kıymetler üzerindeki yeniden değerlemeden doğan değer artışları haricinde, tarihi maliyet esasına göre tutulan kanuni defterler baz alınarak hazırlanmıştır.

c. 31 Mart 2004 tarihli mali tabloların enflasyonun etkilerine göre yeniden düzenlenmesi için Devlet İstatistik Enstitüsü'nün aylık bazda açıkladığı, aşağıda belirtilen Toptan Eşya Fiyatları Genel Endeksi (TEFE), ve; TEFE esas alınarak hazırlanan düzeltme katsayıları kullanılmıştır:

Tarih	TEFE	Düzeltme katsayısı
31 Mart 2004	7.862,200	1,0000
31 Aralık 2003	7.382,100	1,0650
31 Mart 2003	7.281,800	1,0797
31 Aralık 2002	6.478,800	1,2135

d. Bilançodaki parasal kalemler, bilanço gününde geçerli parasal ölçü birimi cinsinden ifade edildiklerinden düzeltme işlemine tabi tutulmamışlardır. Parasal olmayan kalemler içinde yer alan ancak cari değerleri ile değerlenen yabancı para aktif ve pasif hesaplar ile getirileri veya anaparaları enflasyona veya yabancı paraya endekslenmiş olan varlık ve yükümlülükler için ilgili düzenlemeler gereğince düzeltme işlemi yapılmamış ve parasal kâr veya zararın hesaplanmasında parasal kalemler gibi işleme tabi tutulmuşlardır.

Bilanço tarihinde paranın cari satın alma gücü cinsinden ifade edilmemiş parasal olmayan bilanço kalemleri düzeltme işlemine tabi tutularak paranın cari satın alma gücü cinsinden ifade edilmiştir. Düzeltme işleminde, ilgili varlığın veya yükümlülüğün bilançoya ilk kaydedildiği tarih esas alınmıştır.

- Varlıkların düzeltilmesi, aktife ilk giriş tarihleri dikkate alınarak yapılmıştır. Amortismana tabi varlıkların düzeltilmesinde, ilgili mevzuat uyarınca yapılmış olan yeniden değerlemenin ilgili varlıklar ve birikmiş amortismanlar üzerindeki etkileri arındırılmıştır.

- Özkaynak kalemlerinin düzeltilmesinde, yeniden değerleme değer artış fonu gibi fonların sermayeye ilave edilmesi ortakların sermayeye katkısı olarak dikkate alınmamış; bu tür fonlar sermayeden indirilmiştir. Yedek akçeler, dağıtılmamış kârlar, hisse senedi ihraç primi, iştirak ve gayrimenkul satış karı gibi yeniden değerleme sonucu oluşmamış tutarların sermayeye ilave edilmesi ortaklar tarafından konulan sermaye olarak dikkate alınmıştır. Gerçekleştirilen düzeltme işlemleri sonucunda ödenmiş sermayede kayıtlı nominal değerine göre oluşan artış tutarı mali tablolarda "Ödenmiş sermayenin enflasyona göre düzeltmesinden kaynaklanan sermaye yedekleri" olarak özkaynaklar içinde gösterilmiştir.

- Gelir tablosundaki bütün kalemler ilgili ay için geçerli düzeltme katsayısı kullanılarak düzeltilmiştir. Fiyat endeksinin aylık fiyat değişimlerini gösterecek şekilde yayımlanması nedeniyle, bir ay içinde gerçekleşen tüm işlemler için aynı düzeltme katsayısı kullanılmıştır.

- Enflasyonun Banka'nın net parasal durumu üzerindeki etkisi gelir tablosunda "Net parasal pozisyon karı veya zararı" olarak yer almaktadır.

(Yetkili İmza / Kaşe)

AKBANK T.A.Ş.
GENEL MÜDÜRLÜĞÜ

- Türk lirası cinsinden iştirakler, bağlı ortaklıklar ve satılmaya hazır portföyde yer alan hisse senetleri, bunlara ilişkin kayıtlı tutarlarından, bu kuruluşların oluşturmalarına izin verilen yeniden değerleme değer artış fonu gibi fonların sermayelerine eklenmesi nedeniyle elde edilen tutarlar ve kur farkları dahil finansman giderleri indirildikten sonra, kalan bakiyeleri dikkate alınarak enflasyona göre düzeltme işlemine tabi tutulmuştur.

  Yabancı para cinsinden iştirak, bağlı ortaklık ve satılmaya hazır portföyde yer alan hisse senetlerinin düzeltilmiş tutarları, bu yatırımların ilgili döviz cinsinden elde etme maliyetlerinin bilanço tarihindeki döviz kurları kullanılarak Türk lirasına çevrilmesi suretiyle hesaplanmıştır.

  Enflasyon muhasebesine göre düzeltilmiş tutarların net gerçekleşebilir değerin üzerinde olması durumunda, değer düşüklüğünün kalıcı veya geçici olması, değer düşüklüğünün oranı gibi kriterler de dikkate alınarak, ilgili iştirak, bağlı ortaklık ve satılmaya hazır portföyde yer alan hisse senetlerinin değeri net gerçekleşebilir değere veya varsa rayiç değere indirilmiştir.

e. Amortismana tabi varlıkların düzeltilmesinde, ilgili mevzuat uyarınca yapılmış olan yeniden değerlemenin ilgili varlıklar üzerindeki etkisi arındırılmıştır. Amortisman varlıkların enflasyon muhasebesine göre düzeltilmiş tutarları üzerinden "Doğrusal yöntem"e göre varlıkların tahmini faydalı ömürleri üzerinden "Kıst esası"na göre ayrılmıştır. Varlıkların faydalı ömürlerine ilişkin bilgiler ilgili dipnotlarda verilmiştir. Önemlilik ilkesi çerçevesinde gerekli görülen varlıklar için bağımsız değerleme kuruluşları tarafından ekspertiz değeri saptanmıştır.

f. Türk Ticaret Kanunu ve Banka'nın ana sözleşmesi çerçevesinde oluşan yedek akçeleri ile Banka'nın ödenmiş sermayesi nominal (enflasyon düzeltmesine tutulmaksızın) değerleriyle aşağıda gösterilmiştir.

	31 Mart 2004	31 Aralık 2003
Ödenmiş Sermaye	1.200.000	1.200.000
Kanuni Yedek Akçeler	225.360	119.117
İhtiyari Yedek Akçeler ve Dağıtılmamış Karlar	2.549.208	1.298.453

g. 31 Aralık 2003 tarihli mali tablolar Başaran Nas Serbest Muhasebeci Mali Müşavirlik A.Ş., a member of PricewaterhouseCoopers, tarafından denetlenmiştir. Yapılan denetim sonucunda söz konusu mali tabloların Banka'nın mali durumunu ve faaliyet sonuçları ve nakit akımlarını Bankalar Kanunu'nun 13üncü maddesi gereğince yürürlükte bulunan düzenlemelerde belirlenen muhasebe ilke ve standartlarına uygun olarak doğru biçimde yansıttığı hususunda görüş bildirilmiştir.

h. Dönem içinde tahakkuk eden ve döneme yaygın olarak yapılan giderler ve sağlanan gelirler, gelir ve gider kalemlerinde gerçekleşen hareketlerin mevsimsellik göstermediği ve döneme eşit biçimde dağılmış olduğunu doğrulayıcı nesnel ölçütlerin var olması durumuna ilişkin açıklama:

   Dönem içinde tahakkuk eden ve döneme yaygın olarak yapılan giderler ve sağlanan gelirler, gelir ve gider kalemlerinde gerçekleşen hareketler mevsimsellik göstermemekte ve döneme eşit biçimde dağılmaktadır. Buradan hareketle tüm gelir ve gider kalemlerinin tek bir "yıllık ortalama" katsayı ile çarpılarak enflasyon düzeltmesine tabi tutulması mümkündür. Ancak Banka daha doğru bir hesaplama ve mali tablo sunumu sağlamak amacıyla "Vergi karşılığı" dışındaki tüm gelir gider kalemlerini ilgili ayların katsayılarını kullanarak enflasyon düzeltmesine tabi tutmuştur.

Başaran Nas
Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi
a member of
PRICEWATERHOUSECOOPERS
Tarafından Görüldü 20
İstanbul, Tarih 05/04

(Yetkili İmza / Kaşe)

AKBANK T.A.Ş.
GENEL MÜDÜRLÜĞÜ

VIII. BİLANÇO SONRASI HUSUSLARA İLİŞKİN AÇIKLAMA VE DİPNOTLAR

1. **Bilanço sonrası hususlar ile ilgili henüz sonuçlandırılmamış işlemler ve bunların mali tablolara etkisi:**

   Bulunmamaktadır.

2. **Kurlarda bilanço tarihinden sonra ortaya çıkan ve açıklanmaması mali tablo kullanıcılarının finansal tablolar üzerinde değerlendirme yapmasını ve karar vermesini etkileyecek önemlilikteki değişikliklerin yabancı para işlemler ile kalemlere ve mali tablolara olan etkisi ile Banka'nın yurtdışındaki faaliyetlerine etkisi:**

   Dördüncü Bölüm V. no'lu dipnotta da görüldüğü üzere, Banka'nın net döviz pozisyonu çok düşük seviyededir. Bu nedenle kurlarda meydana gelen değişikliklerin Banka'nın mali bünyesi üzerinde önemli bir etkisi olmamaktadır.

ALTINCI BÖLÜM
DİĞER AÇIKLAMA VE DİPNOTLAR

I. BANKA'NIN FAALİYETLERİNE İLİŞKİN DİĞER AÇIKLAMALAR

Bulunmamaktadır.

YEDİNCİ BÖLÜM
SINIRLI DENETİM RAPORUNA İLİŞKİN AÇIKLAMALAR

I. SINIRLI DENETİM RAPORUNA İLİŞKİN AÇIKLAMALAR

31 Mart 2004 tarihi itibariyle ve aynı tarihte sona eren döneme ait düzenlenen konsolide olmayan mali tablolar Başaran Nas Serbest Muhasebeci ve Mali Müşavirlik A.Ş. (a member of PricewaterhouseCoopers) tarafından sınırlı denetimden geçmiştir. 5 Mayıs 2004 tarihli sınırlı denetim raporunda, konsolide olmayan mali tabloların Banka'nın 31 Mart 2004 tarihi itibariyle mali durumunu ve aynı tarihte sona eren döneme ait faaliyet sonuçlarını Bankalar Kanunu'nun 13 üncü maddesi gereğince yürürlükte bulunan düzenlemelerde belirlenen muhasebe ilke ve standartlarına uygun olarak doğru bir biçimde yansıtmadığına dair önemli bir hususa rastlanmadığı belirtilmiştir.

Başaran Nas
Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi
a member of
PRICEWATERHOUSECOOPERS
Tarafından Görüldü 20
İstanbul, Tarih 05/04

(Yetkili İmza / Kaşe)

AKBANK T.A.Ş.
GENEL MÜDÜRLÜĞÜ

CONVENIENCE TRANSLATION INTO ENGLISH
OF PUBLICLY AVAILABLE UNCONSOLIDATED FINANCIAL
STATEMENTS AND AUDITOR'S REPORT ORIGINALLY
ISSUED IN TURKISH, SEE NOTE IN SECTION SIX/II

AKBANK T.A.Ş.

FINANCIAL STATEMENTS
AND AUDITOR'S REVIEW REPORT
AT 31 MARCH 2004

Başaran Nas Serbest Muhasebeci
Mali Müşavirlik A.Ş.
a member of
PricewaterhouseCoopers
BJK Plaza, Süleyman Seba Caddesi
No:48 B Blok Kat 9 Akaretler
Beşiktaş 34357 İstanbul-Turkey
www.pwc.com/tr
Telephone +90 (212) 326 60 60
Facsimile +90 (212) 326 6050

CONVENIENCE TRANSLATION INTO ENGLISH OF AUDITOR'S REVIEW REPORT ORIGINALLY ISSUED IN TURKISH

AKBANK T.A.Ş.

AUDITOR'S REVIEW REPORT FOR THE PERIOD 1 JANUARY - 31 MARCH 2004

To the Board of Directors of
Akbank T.A.Ş.

1. We have reviewed the accompanying balance sheet of Akbank T.A.Ş. ("the Bank") at 31 March 2004 and the related statement of income for the period then ended. These financial statements are the responsibility of the Bank's management. Our responsibility is to issue a report on these financial statements based on our review.

2. We conducted our review in accordance with the Uniform Chart of Accounts of banks, accounting standards and the independent audit principles in conformity with Banking Act/No. 4389. Those principles require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries concerning the Bank's personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

3. Based on our review, nothing has come to our attention that causes us to believe that the accompanying financial statements do not give a true and fair view of the financial position of Akbank T.A.Ş. at 31 March 2004 and the results of operations for the period then ended in accordance with accounting principles and standards set out by the regulations in conformity with Article 13 of the Banking Act.

   Additional paragraph for convenience translation into English:

4. The effects of differences between accounting principles and standards set out by the regulations in conformity with Article 13 of the Banking Act No. 4389, accounting principles generally accepted in countries in which the accompanying financial statements are to be distributed and International Financial Reporting Standards ("IFRS") have not been quantified in the accompanying financial statements. Accordingly, the accompanying financial statements are not intended to present the financial position, results of operations and changes in financial position and cash flows in accordance with the accounting principles generally accepted in such countries and IFRS.

Başaran Nas Serbest Muhasebeci
Mali Müşavirlik Anonim Şirketi
a member of
PricewaterhouseCoopers

Zeynep Uras, SMMM
Istanbul, 5 May 2004

CONVENIENCE TRANSLATION INTO ENGLISH
OF PUBLICLY AVAILABLE UNCONSOLIDATED FINANCIAL STATEMENTS AND AUDITOR'S REPORT
ORIGINALLY ISSUED IN TURKISH, SEE NOTE IN SECTION SIX/II

AKBANK T.A.Ş.

THE REPRESENTATION LETTER OF BANK MANAGEMENT ON THE PUBLICLY AVAILABLE REVIEWED UNCONSOLIDATED FINANCIAL STATEMENTS AND NOTES TO THE FINANCIAL STATEMENTS AT 31 MARCH 2004

The financial reporting package includes the following sections in accordance with "Communiqué 17 Financial Statements and Related Explanation and Notes" as sanctioned by the Banking Supervision and Regulation Agency:

- **Section One** - GENERAL INFORMATION
- **Section Two** - UNCONSOLIDATED FINANCIAL STATEMENTS
- **Section Three** - EXPLANATIONS ON SIGNIFICANT ACCOUNTING POLICIES
- **Section Four** - INFORMATION RELATED TO FINANCIAL POSITION
- **Section Five** - INFORMATION AND DISCLOSURES RELATED TO FINANCIAL STATEMENTS
- **Section Six** - OTHER EXPLANATIONS AND NOTES
- **Section Seven** - EXPLANATIONS ON AUDITOR'S REVIEW REPORT

The accompanying reviewed unconsolidated financial statements and notes to these financial statements which are expressed, unless otherwise stated, in billions of Turkish lira in terms of the purchasing power of Turkish lira at 31 March 2004, have been prepared based on the accounting books of the Bank in accordance with the Accounting Application Regulation and the communiqués on accounting standards.

5 May 2004

Özen GÖKSEL Member of the Board of Directors in charge of Internal Audit	Zafer KURTUL President	Balamir YENİ Executive Vice President	Atıl ÖZUS Manager

Akbank T.A.Ş.
Sabancı Center 34330 4. Levent İstanbul
Tel: (0212) 270 00 44 Faks: (0212) 269 73 83 - 269 80 81 - 269 77 87 - 280 33 43
www.akbank.com

6115-04/2004 (221)

CONVENIENCE TRANSLATION INTO ENGLISH OF PUBLICLY AVAILABLE FINANCIAL STATEMENTS ORIGINALLY ISSUED IN TURKISH, SEE NOTE IN SECTION SIX/II

AKBANK T.A.Ş.

UNCONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD 1 JANUARY - 31 MARCH 2004

CONTENTS

PAGE

AKBANK T.A.Ş.

UNCONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD 1 JANUARY - 31 MARCH 2004

PAGE

SECTION FOUR
INFORMATION RELATED TO FINANCIAL POSITION

SECTION FIVE
INFORMATION AND DISCLOSURES RELATED TO FINANCIAL STATEMENTS

SECTION SIX
OTHER EXPLANATIONS AND NOTES

SECTION SEVEN
EXPLANATIONS ON AUDITOR'S REVIEW REPORT

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 31 March 2004)

SECTION ONE
GENERAL INFORMATION

I. BANK'S SERVICES AND NATURE OF OPERATIONS

Akbank T.A.Ş. ("the Bank" or "Akbank") was established on 30 January 1948 as a private commercial bank, in accordance to the decision of the Council of Ministers, No. 3/6710; it was authorised to perform all economic, financial and commercial activities which are allowed by the laws of Turkish Republic. As of 31 March 2004, the Bank had 620 branches dispersed throughout the country, representative office and 8 branches operating outside the country (31 December 2003: 611 branches, 1 representative office and 8 branches operating outside the country). As at 31 March 2004, the Bank employed 9,913 people (31 December 2003: 9,964 people). In addition to regular banking operations, the Bank also provides insurance intermediary services as an agency of Aksigorta A.Ş. and Ak Emeklilik A.Ş..

Some of the Bank's shares have been quoted on the Istanbul Stock Exchange since 1990. In 1998, 4.03% of the outstanding share capital of the Bank was offered and sold in an international offering outside of Turkey in the form of Ordinary Shares and American Depository Receipt ("ADR"). As of 31 March 2004, almost 34% of the shares are publicly traded, including the ADRs.

II. INFORMATION ABOUT THE BANK'S MAJOR SHAREHOLDING GROUP

The major shareholder group, directly or indirectly, is Sabancı Group.

III. INFORMATION AND DISCLOSURES ON INTERIM FINANCIAL STATEMENTS

a. The consistent accounting policies and methods with the policies applied in the preparation of the year-end financial statements are applied in the preparation of the interim financial statements, without being changed. These accounting policies are explained in Section three in detail.

b. There are no transactions of a seasonal or periodical nature in the interim period.

c. There are no fundamental errors or significant temporary transactions affecting the financial statements.

d. There are no accounts affecting the shareholders' equity, net income and cash flows which originated from extraordinary transactions.

e. There are no changes in the estimated amounts related to the current period on the basis of the materiality principle.

f. There are no repayments within the period related to securities issued .

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 31 March 2004)

g. Explanation related with dividends paid:

The ordinary General Assembly meeting of the Bank was held on 29 March 2004. In the ordinary General Assembly meeting, it was decided that of the TL1,324,524 net income obtained from 2003 operations; TL420,156 would be distributed in cash to the Bank shareholders, founder's share and usufruct shares, and TL300,000 of the profit would be added to the paid-in capital by issuing bonus shares to the shareholders; and the remaining TL604,368 would be set aside as Legal and Extraordinary reserves (the amounts were stated in the purchasing power of TL at 31 December 2003).

The required applications related to the capital increase were made as of the preparation date of these financial statements. Cash dividend payments have been substantially completed and; the Bank started required procedures for share capital increase through issuing bonus shares as of date of these financial statements .

h. There are no important subsequent events whose effects should be reflected in the interim financial statements.

i. There are no transactions affecting the structure of the Bank, like purchase or sale of subsidiaries, long-term investments restructuring or discontinuing of operations.

j. There have been no changes in contingent liabilities following the preparation date of the financial statements.

IV. OTHER INFORMATION

a. Address of the headquarters:

Sabancı Center 34330, 4. Levent / Istanbul

b. Telephone and fax numbers:

Telephone : (0 212) 270 00 44
Fax : (0 212) 269 77 87

c. Internet address:

www.akbank.com

d. Reporting period:

1 January-31 March 2004

AKBANK T.A.Ş.

I- INFLATION ADJUSTED BALANCE SHEETS AT 31 MARCH 2004 AND 31 DECEMBER 2003

(Amounts are expressed in billions of Turkish Lira (TL) in terms of purchasing power of TL at 31 March 2004)

	ASSETS		CURRENT PERIOD (31/03/2004)			PRIOR PERIOD (31/12/2003)		
		Notes (Section V)	TL	Foreign Currency	Total	TL	Foreign Currency	Total
I.	**Cash**	(I-a)	**98,924**	**87,324**	**186,248**	**115,470**	**112,108**	**227,578**
1.1	Cash		91,762	-	91,762	115,397	-	115,397
1.2	Foreign Currency		-	87,213	87,213	-	109,604	109,604
1.3	Balances with the Central Bank of Turkey		7,162	111	7,273	73	2,504	2,577
II.	**Trading Securities (Net)**	(I-b)	**220,132**	**4,641,950**	**4,862,082**	**1,324,937**	**5,846,439**	**7,171,376**
2.1	Government Debt Securities		220,130	4,627,165	4,847,295	1,324,914	5,829,370	7,154,284
2.1.1	Government Bonds		213,989	4,627,165	4,841,154	1,053,047	5,829,370	6,882,417
2.1.2	Treasury Bills		6,141	-	6,141	271,867	-	271,867
2.1.3	Other		-	-	-	-	-	-
2.2	Share Certificates		2	-	2	23	-	23
2.3	Other Marketable Securities		-	14,785	14,785	-	17,069	17,069
III.	**Banks and Other Financial Institutions**		**10,023**	**531,734**	**541,757**	**2,159**	**987,874**	**990,033**
3.1	Due from Banks		10,023	531,734	541,757	2,159	987,874	990,033
3.1.1	Domestic Banks		10,023	-	10,023	2,159	-	2,159
3.1.2	Foreign Banks		-	531,734	531,734	-	987,874	987,874
3.2	Other Financial Institutions		-	-	-	-	-	-
IV.	**Money Markets**		**170,000**	**371,070**	**541,070**	-	**422,654**	**422,654**
4.1	Interbank Money Market Placements		170,000	371,070	541,070	-	422,654	422,654
4.2	Receivables from Istanbul Stock Exchange Money Market		-	-	-	-	-	-
4.3	Receivables from Reverse Repurchase Agreements		-	-	-	-	-	-
V.	**Available-for-sale Securities (Net)**	(I-c)	**6,526,931**	**1,411,289**	**7,938,220**	**5,479,648**	**1,664,716**	**7,144,364**
5.1	Share Certificates		13,716	63	13,779	13,064	73	13,137
5.2	Other Marketable Securities		6,513,215	1,411,226	7,924,441	5,466,584	1,664,643	7,131,227
VI.	**Loans**	(I-d)	**4,536,156**	**4,566,007**	**9,102,163**	**4,086,482**	**5,197,919**	**9,284,401**
6.1	Short-term		2,701,723	795,029	3,496,752	2,460,730	1,007,015	3,467,745
6.2	Medium and Long-term		1,834,433	3,770,978	5,605,411	1,625,752	4,190,904	5,816,656
6.3	Loans under Follow-up		79,102	37,656	116,758	74,628	43,123	117,751
6.4	Specific Provisions (-)		79,102	37,656	116,758	74,628	43,123	117,751
VII.	**Factoring Receivables**		-	-	-	-	-	-
VIII.	**Held-to-maturity Securities (Net)**	(I-e)	**644,765**	-	**644,765**	**686,698**	-	**686,698**
8.1	Government Debt Securities		644,765	-	644,765	686,698	-	686,698
8.1.1	Government Bonds		644,765	-	644,765	686,698	-	686,698
8.1.2	Treasury Bills		-	-	-	-	-	-
8.1.3	Other		-	-	-	-	-	-
8.2	Other Marketable Securities		-	-	-	-	-	-
IX.	**Investments and Associates (Net)**	(I-f)	**106,862**	**91,730**	**198,592**	**105,319**	**101,467**	**206,786**
9.1	Financial Investments and Associates		80,973	91,730	172,703	79,430	101,467	180,897
9.2	Non-financial Investments and Associates		25,889	-	25,889	25,889	-	25,889
X.	**Subsidiaries (Net)**	(I-g)	**104,569**	**81,352**	**185,921**	**104,568**	**95,071**	**199,639**
10.1	Financial Subsidiaries		104,569	81,352	185,921	104,568	95,071	199,639
10.2	Non-Financial Subsidiaries		-	-	-	-	-	-
XI.	**Oher Investments (Net)**		-	-	-	-	-	-
XII.	**Financial Lease Receivables (Net)**	(I-h)	-	-	-	-	-	-
12.1	Gross Financial Lease Receivables		-	-	-	-	-	-
12.2	Unearned Income (-)		-	-	-	-	-	-
XIII.	**Reserve Requirements with the Central Bank of Turkey**		**398,316**	**949,262**	**1,347,578**	**468,224**	**1,157,119**	**1,625,343**
XIV.	**Miscellaneous Receivables**		**20,811**	**2,795**	**23,606**	**40,663**	**486**	**41,149**
XV.	**Accrued Interest and Income Receivable**	(I-i)	**1,394,718**	**328,812**	**1,723,530**	**2,207,057**	**521,767**	**2,728,824**
15.1	Loans		84,663	48,493	133,156	138,456	44,345	182,801
15.2	Marketable Securities		1,295,683	210,235	1,505,918	2,051,780	269,949	2,321,729
15.3	Other		14,372	70,084	84,456	16,821	207,473	224,294
XVI.	**Property and Equipment (Net)**		**599,857**	**6,043**	**605,900**	**611,204**	**6,821**	**618,025**
16.1	Book Value		969,033	6,465	975,498	962,298	8,291	970,589
16.2	Accumulated Depreciation (-)		369,176	422	369,598	351,094	1,470	352,564
XVII.	**Intangible Assets (Net)**		**18,895**	-	**18,895**	**20,488**	-	**20,488**
17.1	Goodwill		-	-	-	-	-	-
17.2	Other		38,115	-	38,115	38,115	-	38,115
17.3	Accumulated Amortisation (-)		19,220	-	19,220	17,627	-	17,627
XVIII.	**Other Assets**	(I-j)	**41,184**	**8,939**	**50,123**	**20,669**	**13,761**	**34,430**
	TOTAL ASSETS		14,892,143	13,078,307	27,970,450	15,273,586	16,128,202	31,401,788

The accompanying notes form an integral part of these financial statements.

AKBANK T.A.Ş.
II- INFLATION ADJUSTED BALANCE SHEETS AT 31 MARCH 2004 AND 31 DECEMBER 2003

(Amounts are expressed in billions of Turkish Lira (TL) in terms of purchasing power of TL at 31 March 2004)

	LIABILITIES and SHAREHOLDERS' EQUITY		CURRENT PERIOD (31/03/2004)			PRIOR PERIOD (31/12/2003)		
		Notes (Section V)	TL	Foreign Currency	Total	TL	Foreign Currency	Total
I.	**Deposits**	(II-a)	**6,388,927**	**11,315,011**	**17,703,938**	**6,384,291**	**13,961,300**	**20,345,591**
1.1	Bank Deposits		10,170	957,177	967,347	131,667	1,293,446	1,425,113
1.2	Saving Deposits		4,824,628	-	4,824,628	4,716,675	-	4,716,675
1.3	Public Sector Deposits		54,372	-	54,372	14,363	-	14,363
1.4	Commercial Deposits		1,293,273	-	1,293,273	1,289,744	-	1,289,744
1.5	Other Institutions Deposits		206,484	-	206,484	231,842	-	231,842
1.6	Foreign Currency Deposits		-	10,357,834	10,357,834	-	12,667,854	12,667,854
1.7	Gold Vault		-	-	-	-	-	-
II.	**Money Markets**	(II-b)	**477,260**	**134,036**	**611,296**	**642,105**	-	**642,105**
2.1	Funds from Interbank Money Market		-	-	-	-	-	-
2.2	Funds from Istanbul Stock Exchange Money Market		-	-	-	-	-	-
2.3	Funds Provided Under Repurchase Agreements		477,260	134,036	611,296	642,105	-	642,105
III.	**Funds Borrowed**	(II-c)	**30,449**	**3,257,196**	**3,287,645**	**35,481**	**3,849,632**	**3,885,113**
3.1	Funds Borrowed from the Central Bank of Turkey		-	-	-	-	-	-
3.2	Other Funds Borrowed		30,449	3,257,196	3,287,645	35,481	3,849,632	3,885,113
3.2.1	Domestic Banks and Institutions		30,449	15,467	45,916	35,481	15,039	50,520
3.2.2	Foreign Banks, Institutions, and Funds		-	3,241,729	3,241,729	-	3,834,593	3,834,593
IV.	**Marketable Securities Issued (Net)**	(II-d)	-	-	-	-	-	-
4.1	Bills		-	-	-	-	-	-
4.2	Asset Backed Securities		-	-	-	-	-	-
4.3	Bonds		-	-	-	-	-	-
V.	**Funds**	(II-e)	-	-	-	-	-	-
VI.	**Miscellaneous Payables**	(II-f)	**137,019**	**28,427**	**165,446**	**68,152**	**43,764**	**111,916**
VII.	**Other Liabilities**	(II-g)	**105,802**	**164,832**	**270,634**	**14,340**	**28,065**	**42,405**
VIII.	**Taxes and Other Duties Payable**		**48,463**	**125**	**48,588**	**56,038**	**527**	**56,565**
IX.	**Factoring Payables**		-	-	-	-	-	-
X.	**Financial Lease Payables (Net)**	(II-h)	**182**	**8,846**	**9,028**	**412**	**10,887**	**11,299**
10.1	Gross Financial Lease Payables		182	9,304	9,486	412	12,360	12,772
10.2	Deferred Financial Lease Expenses (-)		-	458	458	-	1,473	1,473
XI.	**Accrued Interest and Expenses Payable**	(II-i)	**207,331**	**63,718**	**271,049**	**185,717**	**228,399**	**414,116**
11.1	Deposits		159,311	39,393	198,704	106,557	44,053	150,610
11.2	Borrowings		154	11,916	12,070	2,217	20,048	22,265
11.3	Repurchase Agreements		379	218	597	553	-	553
11.4	Other		47,487	12,191	59,678	76,390	164,298	240,688
XII.	**Provisions**	(II-j)	**412,871**	**918**	**413,789**	**510,321**	**6,858**	**517,179**
12.1	General Loan Loss Provision		51,916	-	51,916	55,434	-	55,434
12.2	Reserve for Employment Termination Benefits		11,699	-	11,699	12,139	-	12,139
12.3	Provision for Income Taxes		230,999	-	230,999	279,132	-	279,132
12.4	Insurance Technical Provisions (Net)		-	-	-	-	-	-
12.5	Other Provisions		118,257	918	119,175	163,616	6,858	170,474
XIII.	**Subordinated Loans**	(II-j)	-	**4,158**	**4,158**	-	**4,859**	**4,859**
XIV.	**Shareholders' Equity**	(II-k)	**5,183,664**	**1,215**	**5,184,879**	**5,364,775**	**5,865**	**5,370,640**
14.1	Paid-in Capital		1,200,000	-	1,200,000	1,200,000	-	1,200,000
14.2	Capital Reserves		2,436,673	1,215	2,437,888	2,446,791	5,865	2,452,656
14.2.1	Share Premium	(II-l)	-	-	-	-	-	-
14.2.2	Share Cancellation Profits		-	-	-	-	-	-
14.2.3	Marketable Securities Valuation Fund		138,267	1,215	139,482	148,385	5,865	154,250
14.2.4	Revaluation Fund		-	-	-	-	-	-
14.2.5	Evaluation Differences		-	-	-	-	-	-
14.2.6	Other Capital Reserves		-	-	-	-	-	-
14.2.7	Adjustment to share capital		2,298,406	-	2,298,406	2,298,406	-	2,298,406
14.3	Profit Reserves		1,297,829	-	1,297,829	307,319	-	307,319
14.3.1	Legal Reserves		150,603	-	150,603	44,360	-	44,360
14.3.2	Status Reserves		-	-	-	-	-	-
14.3.3	Extraordinary Reserves		1,147,226	-	1,147,226	262,959	-	262,959
14.3.4	Other Profit Reserves		-	-	-	-	-	-
14.4	Income or (Loss)		249,162	-	249,162	1,410,665	-	1,410,665
14.4.1	Prior Years' Income or (Losses)		-	-	-	-	-	-
14.4.2	Current Year Income or (Loss)		249,162	-	249,162	1,410,665	-	1,410,665
	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		12,991,968	14,978,482	27,970,450	13,261,632	18,140,156	31,401,788

The accompanying notes form an integral part of these financial statements.

AKBANK T.A.Ş.
III- INFLATION ADJUSTED INCOME STATEMENTS FOR THE YEARS ENDED 31 MARCH 2004 AND 31 MARCH 2003

(Amounts are expressed in billions of Turkish Lira (TL) in terms of purchasing power of TL at 31 March 2004)

	INCOME and EXPENSES	Notes (Section V)	CURRENT PERIOD (31/03/2004)	PRIOR PERIOD (31/03/2003)
I.	**Interest Income**	(III-a)	**995,671**	**1,172,037**
1.1	Interest on Loans		377,450	225,166
1.1.1	Interest on TL Loans		328,605	155,188
1.1.1.1	Short-term Loans		209,119	120,315
1.1.1.2	Medium and Long-term Loans		119,486	34,873
1.1.2	Interest on Foreign Currency Loans		43,744	66,102
1.1.2.1	Short-term Loans		7,663	19,010
1.1.2.2	Medium and Long-term Loans		36,081	47,092
1.1.3	Interest on Loans Under Follow-up		5,101	3,876
1.1.4	Premiums Received from Resource Utilisation Support Fund		-	-
1.2	Interest Received from Reserve Requirements with the Central Bank of Turkey		16,332	19,778
1.3	Interest Received from Banks		3,461	5,454
1.3.1	The Central Bank of Turkey		5	-
1.3.2	Domestic Banks		1,313	473
1.3.3	Foreign Banks		2,143	4,981
1.4	Interest Received from Money Market Transactions		18,950	189,736
1.5	Interest Received from Marketable Securities Portfolio		579,251	731,729
1.5.1	Trading Securities		152,993	269,609
1.5.2	Available-for-sale Securities	(III-c)	415,929	373,997
1.5.3	Held-to-maturity Securities	(III-c)	10,329	88,123
1.6	Other Interest Income		227	174
II.	**Interest Expense**	(III-b)	**432,455**	**587,698**
2.1	Interest on Deposits	(III-b-3)	382,091	497,836
2.1.1	Bank Deposits		7,987	6,860
2.1.2	Saving Deposits		274,546	335,496
2.1.3	Public Sector Deposits		37	27
2.1.4	Commercial Deposits		10,636	32,319
2.1.5	Other Institutions Deposits		27,162	39,393
2.1.6	Foreign Currency Deposits		61,723	83,741
2.1.7	Gold Vault		-	-
2.2	Interest on Money Market Transactions	(III-b-4)	29,694	61,921
2.3	Interest on Funds Borrowed		20,272	26,988
2.3.1	The Central Bank of Turkey		-	-
2.3.2	Domestic Banks		372	1,680
2.3.3	Foreign Banks		16,783	21,780
2.3.4	Other Financial Institutions		3,117	3,528
2.4	Interest on Securities Issued		-	-
2.5	Other Interest Expenses		398	953
III.	**Net Interest Income (I-II)**		**563,216**	**584,339**
IV.	**Net Fees and Commissions Income**		**83,735**	**31,365**
4.1	Fees and Commissions Received		132,332	93,376
4.1.1	Cash Loans		19,306	22,027
4.1.2	Non-cash Loans		5,131	4,674
4.1.3	Other		107,895	66,675
4.2	Fees and Commissions Paid		48,597	62,011
4.2.1	Cash Loans		5,576	5,437
4.2.2	Non-cash Loans		2	74
4.2.3	Other		43,019	56,500
V.	**Dividend Income**		**457**	**801**
5.1	Trading Securities		-	-
5.2	Available-for-sale Securities		457	801
VI.	**Net Trading Income/(Loss)**		**280,128**	**156,009**
6.1	Trading Gains on Securities (Net)		123,192	147,852
6.2	Foreign Exchange Gains or (Losses) (Net)	(III-g-1)	156,936	8,157
VII.	**Gains or (Losses) on Securities Held-for-investment**		-	-
VIII.	**Other Operating Income**	(III-d)	**55,297**	**22,944**
IX.	**Operating Income (III+IV+V+VI+VII+VIII)**		**982,833**	**795,458**
X.	**Provision for Loan Losses and Other Receivables (-)**	(III-e)	**21,817**	**10,080**
XI.	**Other Operating Expenses (-)**	(III-g-1)	**330,346**	**204,268**
XII.	**Net Operating Income (IX-X-XI)**		**630,670**	**581,110**
XIII.	**Income from Investments and Associates**	(III-f)	**28,940**	**2,726**
XIV.	**Income/(Loss) on Net Monetary Position**		**(276,495)**	**(357,968)**
XV.	**Income Before Income Taxes (XII+XIII+XIV)**		**383,115**	**225,868**
XVI.	**Provision for Income Taxes (-)**	(III-g-2)	**133,953**	**158,396**
XVII.	**Net Income/(Loss) Before Extraordinary Items (XV-XVI)**		**249,162**	**67,472**
XVIII.	**Extraordinary Income/(Loss) After Taxes**		-	-
18.1	Extraordinary Income/(Loss) Before Taxation		-	-
18.1.1	Extraordinary Income		-	-
18.1.2	Extraordinary Expenses (-)		-	-
18.2	Provision for Taxes on Extraordinary Income (-)		-	-
XIX.	**NET INCOME/(LOSS) (XVII+XVIII)**		**249,162**	**67,472**
	Earnings/(Loss) per share in TL full		**208**	**56**

The accompanying notes form an integral part of these financial statements.

IV. INFLATION ADJUSTED OFF-BALANCE SHEET COMMITMENTS AT 31 MARCH 2004 AND 31 DECEMBER 2003

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 31 March 2004)

	OFF-BALANCE SHEET COMMITMENTS	Notes (Section V)	CURRENT PERIOD (31/03/2004)			PRIOR PERIOD (31/12/2003)		
			TL	Foreign Currency	Total	TL	Foreign Currency	Total
A.	**OFF-BALANCE SHEET COMMITMENTS**		**7,840,817**	**7,838,183**	**15,679,000**	**7,340,776**	**8,304,296**	**15,645,072**
I.	**GUARANTEES AND WARRANTIES**	(IV-b), (IV-c)	**848,780**	**1,398,884**	**2,247,664**	**871,825**	**1,212,815**	**2,084,640**
1.1.	Letters of Guarantee		836,331	858,182	1,694,513	867,093	637,668	1,504,761
1.1.1.	Guarantees Subject to State Tender Law		116,066	72,194	188,260	120,546	100,841	221,387
1.1.2.	Guarantees Given for Foreign Trade Operations		-	374,422	374,422	-	239,054	239,054
1.1.3.	Other Letters of Guarantee		720,265	411,566	1,131,831	746,547	297,773	1,044,320
1.2.	Bank Acceptances		-	5,841	5,841	2	8,877	8,879
1.2.1.	Import Letter of Acceptance		-	5,841	5,841	2	8,877	8,879
1.2.2.	Other Bank Acceptances		-	-	-	-	-	-
1.3.	Letters of Credit		-	534,050	534,050	-	565,300	565,300
1.3.1.	Documentary Letters of Credit		-	495,450	495,450	-	550,900	550,900
1.3.2.	Other Letters of Credit		-	38,600	38,600	-	14,400	14,400
1.4.	Prefinancing Given as Guarantee		-	-	-	-	-	-
1.5.	Endorsements		-	-	-	-	-	-
1.5.1.	Endorsements to the Central Bank of Turkey		-	-	-	-	-	-
1.5.2.	Other Endorsements		-	-	-	-	-	-
1.6.	Securities Issue Purchase Guarantees		-	-	-	-	-	-
1.7.	Other Guarantees		7,121	811	7,932	-	955	955
1.8.	Other Collaterals		5,328	-	5,328	4,730	15	4,745
II.	**COMMITMENTS**	(IV-b)	**6,933,761**	**1,248,699**	**8,182,460**	**6,407,185**	**1,496,094**	**7,903,279**
2.1.	Irrevocable Commitments		6,933,761	1,248,699	8,182,460	6,407,185	1,496,094	7,903,279
2.1.1.	Asset Purchase Commitments		49,000	31,942	80,942	559	-	559
2.1.2.	Deposit Purchase and Sales Commitments		-	-	-	-	-	-
2.1.3.	Share Capital Commitments to Associates and Subsidiaries		-	-	-	-	-	-
2.1.4.	Loan Granting Commitments		-	-	-	-	-	-
2.1.5.	Securities Issue Brokerage Commitments		-	-	-	-	-	-
2.1.6.	Commitments for Reserve Deposit Requirements		-	-	-	-	-	-
2.1.7.	Commitments for Credit Card Limits		5,858,612	1,216,757	7,075,369	5,374,669	1,496,094	6,870,763
2.1.8.	Other Irrevocable Commitments		1,026,149	-	1,026,149	1,031,957	-	1,031,957
2.2.	Revocable Commitments		-	-	-	-	-	-
2.2.1.	Revocable Loan Granting Commitments		-	-	-	-	-	-
2.2.2.	Other Revocable Commitments		-	-	-	-	-	-
III.	**DERIVATIVE FINANCIAL INSTRUMENTS**		**58,276**	**5,190,600**	**5,248,876**	**61,766**	**5,595,387**	**5,657,153**
3.1.	Forward Foreign Currency Buy/Sell Transactions		20,437	44,150	64,587	18,604	66,359	84,963
3.1.1.	Forward Foreign Currency Transactions-Buy		1,129	28,599	29,728	2,500	37,475	39,975
3.1.2.	Forward Foreign Currency Transactions-Sell		19,308	15,551	34,859	16,104	28,884	44,988
3.2.	Swap Transactions Related to Foreign Currency and Interest Rates		814	5,014,521	5,015,335	867	5,396,726	5,397,593
3.2.1.	Foreign Currency Swap-Buy		-	2,537,435	2,537,435	-	2,774,482	2,774,482
3.2.2.	Foreign Currency Swap-Sell		814	2,477,086	2,477,900	867	2,622,244	2,623,111
3.2.3.	Interest Rate Swaps-Buy		-	-	-	-	-	-
3.2.4.	Interest Rate Swaps-Sell		-	-	-	-	-	-
3.3.	Foreign Currency and Interest Rate Options		-	-	-	-	-	-
3.3.1.	Foreign Currency Options-Buy		-	-	-	-	-	-
3.3.2.	Foreign Currency Options-Sell		-	-	-	-	-	-
3.3.3.	Interest Rate Options-Buy		-	-	-	-	-	-
3.3.4.	Interest Rate Options-Sell		-	-	-	-	-	-
3.4.	Foreign Currency Futures		-	-	-	-	-	-
3.4.1.	Foreign Currency Futures-Buy		-	-	-	-	-	-
3.4.2.	Foreign Currency Futures-Sell		-	-	-	-	-	-
3.5.	Interest Rate Futures		-	-	-	-	-	-
3.5.1.	Interest Rate Futures-Buy		-	-	-	-	-	-
3.5.2.	Interest Rate Futures-Sell		-	-	-	-	-	-
3.6.	Other		37,025	131,929	168,954	42,295	132,302	174,597
B.	**CUSTODY AND PLEDGES RECEIVED (IV+V)**		**15,139,166**	**1,812,267**	**16,951,433**	**13,410,304**	**2,007,128**	**15,417,432**
IV.	**ITEMS HELD IN CUSTODY**		**13,377,064**	**889,757**	**14,266,821**	**12,075,983**	**1,043,313**	**13,119,296**
4.1.	Customer Fund and Portfolio Balances		-	-	-	-	-	-
4.2.	Investment Securities Held in Custody		12,506,659	637,930	13,144,589	11,177,244	801,928	11,979,172
4.3.	Cheques Received for Collection		630,119	17,264	647,383	652,905	19,264	672,169
4.4.	Commercial Notes Received for Collection		240,180	233,444	473,624	245,721	220,823	466,544
4.5.	Other Assets Received for Collection		106	226	332	113	259	372
4.6.	Assets Received for Public Offering		-	-	-	-	-	-
4.7.	Other Items Under Custody		-	798	798	-	927	927
4.8.	Custodians		-	95	95	-	112	112
V.	**PLEDGES RECEIVED**		**1,762,102**	**922,510**	**2,684,612**	**1,334,321**	**963,815**	**2,298,136**
5.1.	Marketable Securities		355,953	177,510	533,463	67,931	166,729	234,660
5.2.	Guarantee Notes		79,810	123,576	203,386	71,068	120,293	191,361
5.3.	Commodity		-	-	-	-	-	-
5.4.	Warranty		-	-	-	-	-	-
5.5.	Immovables		873,349	187,850	1,061,199	781,222	213,136	994,358
5.6.	Other Pledged Items		452,990	433,574	886,564	414,100	463,657	877,757
5.7.	Pledged Items-Depository		-	-	-	-	-	-
	TOTAL OFF-BALANCE SHEET COMMITMENTS		22,979,983	9,650,450	32,630,433	20,751,080	10,311,424	31,062,504

The accompanying notes form an integral part of these financial statements.

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 31 March 2004)

SECTION THREE
EXPLANATIONS ON SIGNIFICANT ACCOUNTING POLICIES

I. EXPLANATIONS ON THE PRESENTATION OF FINANCIAL STATEMENTS:

a. The preparation of the financial statements and related notes and explanations in accordance with the Accounting Application Regulation ("AAR") and the other relevant accounting standards that have been promulgated:

The Bank maintains its books of account and prepares its statutory financial statements in Turkish lira in accordance with the Banking Act, Turkish Commercial Code and Turkish tax legislation. These financial statements have been prepared in accordance with the 13th Article titled "Accounting Standards" of the Banking Act No. 4389 and in accordance with Accounting Application Regulation ("AAR") published in the Official Gazette No. 24793 dated 22 June 2002 brought into effect on 1 July 2002 by the Banking Regulation and Supervision Agency ("BRSA") and the communiqués on accounting standards.

b. Preparation of financial statements based on the current purchasing power of Turkish lira:

Financial Reporting in Hyperinflationary Economies Standard stated in the Communiqué 14 on the Accounting Application Regulation ("AAR 14") has become effective as of 1 July 2002.

In accordance with AAR 14, the Bank should prepare its financial statements in the purchasing power of the Turkish lira at the balance sheet date. The corresponding figures for previous periods are restated in the same terms. According to the related communiqué, certain criteria are used to classify an economy as hyperinflationary and one of these criteria is a cumulative three-year inflation rate announced by State Institute of Statistics approaching or exceeding 100%. Inflation adjustments have been performed in accordance with the standards indicated in AAR 14 and by using the wholesale price indices published in the appendix to the AAR 14 and announced by State Institute of Statistics. Detailed information related to the application of inflation accounting is presented in the "Explanation related to inflation accounting" section of the notes to the financial statements.

c. Accounting and evaluation policies adopted in the presentation of financial statements:

The principle accounting policies and evaluation methods adopted in the presentation of financial statements are in accordance with the "AAR". These policies and methods are explained in the notes II through XXI.

II. SUBSIDIARIES, ASSOCIATES AND SHARE CERTIFICATES INCLUDED IN THE AVAILABLE-FOR-SALE PORTFOLIO

Turkish lira denominated investments and associates, subsidiaries and share certificates in the available-for-sale portfolio are adjusted for the effects of inflation to restate cash and cash equivalent contributions in terms of the measuring unit current at the balance sheet date.

Foreign currency denominated investments and associates, subsidiaries and share certificates in the available-for-sale portfolio are valued through the translation of the historical foreign currency amounts by using exchange rates prevailing at the balance sheet date.

When the inflation adjusted value of investments, associates and share certificates is higher than the net realizable value, the carrying amount is reduced to the net realizable or fair value taking into consideration whether the value decrease is temporary or permanent and the ratio of the value decrease.

III. FOREIGN CURRENCY TRANSACTIONS

Foreign currency denominated monetary assets and liabilities are translated with the exchange rates prevailing at the balance sheet date. Gains and losses arising from such transactions are recognized in the income statement under the account of net foreign exchange income/expense. Foreign currency investments included in non-monetary asset which are carried at historical cost are translated with the exchange rates current at the balance sheet date.

a. Foreign exchange rates applied in the conversion of foreign currency transactions in financial statements:

As of 31 March 2004, rates applied for the conversion of foreign currency balances into Turkish lira are TL1,330,000 for USD, TL1,626,457 for EURO and TL12,804 for Yen.

b. Total foreign exchange gains/losses reflected in the current period net income:

The Bank's foreign exchange gains reflected in the year-end net income amount to TL156,936.

c. Total amount of foreign currency revaluation fund resulting from foreign exchange gains/losses and changes that occurred within the period:

No foreign currency gains/losses were reflected in the revaluation fund.

d. Significant changes in the foreign exchange rates subsequent to the balance sheet date and their impacts on the financial statements:

The Bank does not have a significant net foreign currency position as disclosed in Section IV-note V. Accordingly, the significant changes in the foreign exchange rates will not have a significant impact on the financial statements.

e. Capitalized foreign currency exchange differences:

There is no foreign currency exchange difference capitalized for the period.

f. Fundamental principles of foreign exchange risk management policy:

The fundamental principles of foreign exchange risk management policy are explained in detail in Section 4, note V.

g. Accounts used for foreign currency translation differences of net investments in foreign subsidiaries and associates, loans and other hedging instruments:

Foreign currency net investments in associates and subsidiaries abroad are converted into Turkish lira with the exchange rates current at the balance sheet date. Foreign currency conversion differences arising from such transactions are recognized as "foreign exchange gains/losses" in the income statement.

h. The method applied for the translation of goodwill arising from the acquisition of a foreign subsidiary and amounts resulted from fair value adjustment of assets and liabilities of such subsidiaries:

The Bank has no goodwill related with acquisition of a foreign subsidiary or resulting from fair value adjustment of assets and liabilities of foreign subsidiaries.

i. Accounts used to record the results arising from sale of a foreign subsidiary:

During the current period, the Bank has not sold any foreign subsidiary.

j. Status and recognition of foreign exchange differences arising from the translation of debt securities issued and monetary financial assets into Turkish lira:

There were no debt securities issued. Foreign exchange differences arising from the translation of monetary financial assets are included in the "foreign exchange gains/losses" in the income statement.

IV. EXPLANATIONS ON DERIVATIVE INSTRUMENTS

The major derivative instruments of the Bank are swaps and currency forwards. There are no embedded derivatives originated by the Bank.

The Bank classifies its derivative instruments as held for "Hedging" or "Trading" in accordance with Communiqué 1 on the Accounting Application Regulation "Accounting of Financial Instruments'' ("AAR"). All derivative financial instruments are classified as held for trading. Even though certain derivative transactions, while providing effective economic hedges under the Bank's risk management position, do not qualify for hedge accounting under the specific rules in AAR 1, and are therefore treated as derivatives held for trading.

Derivative instruments are measured at cost on initial recognition and the related transaction costs are included in the initial measurement. Payables and receivables arising from the derivative instruments are followed in the off-balance sheet accounts on their contractual values.

After initial recognition, derivative instruments are measured at their fair values and the fair values are included in the balance sheet under either "Accrued Interest and Income Receivable" or "Accrued Interest and Expense Payable" depending on whether they are positive or negative. Differences due to the measurement of the fair value of trading derivative instruments are included in the income statement.

As of 31 March 2004, fair value of derivatives of the Bank amount to TL59,568. (TL199,306 as of 31 December 2003)

V. OFFSETTING FINANCIAL INSTRUMENTS

Financial assets and liabilities are offset and the net amount is reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the asset and settle the liability simultaneously.

VI. INTEREST INCOME AND EXPENSE

Interest income and expense are recognized in the income statement on an accrual basis. When the Bank management estimates and judges that the collection becomes doubtful, then the interest income is not recognized until the collection is made and any accruals and income recognized in relation to these receivables are reversed.

VII. FEE AND COMMISSION INCOME AND EXPENSES

All fees and commissions income/expenses are recognized on an accrual basis, except for certain commission income and fees for various banking services which are recorded as income at the time of collection. Loan fees and commissions expenses paid to the other financial institutions are recognized as operational costs and recorded on effective yield method. Contract based commission fees regarding purchase and sale of assets are recognized as income at the time of collection.

VIII. TRADING SECURITIES

Trading securities are securities which were either acquired for generating a profit from short-term fluctuations in price or dealer's margin, or are securities included in a portfolio in which a pattern of short-term profit making exists.

All regular way purchases and sales of trading securities are recognized at the settlement date, which is the date that the asset is delivered to/from the Bank. Trading securities are initially recognized at cost and subsequently re-measured at their fair value based on quoted bid prices or amounts derived from cash flow models. However, if fair values cannot be measured reliably, the securities are carried at amortised cost using the effective yield method. All gains and losses arising from these evaluations are reflected in the income statement. Interest earned while holding securities is reported as interest income and dividends received are included separately in dividend income.

IX. SALES AND REPURCHASE AGREEMENTS AND SECURITIES LENDING TRANSACTIONS

Securities sold under agreements to repurchase ("repo") are classified as "trading securities", "available-for-sale securities" and "held-to-maturity securities" in the balance sheet according to the investment purposes and measured according to the portfolio to which they belong. Funds deposited under repurchase agreements are accounted under "Funds Provided under Repurchase Agreements" and difference between the sale and repurchase price determined by these repurchase agreements is accrued evenly over the life of the repo agreement using the internal rate of return method.

Funds given against securities purchased under agreements to resell ("reverse repo") are accounted under "Receivables from reverse repurchase agreements" on the balance sheet. The difference between the purchase and resell price determined by these repurchase agreements is accrued evenly over the life of repurchase agreements using the internal rate of return method.

The Bank has no securities lending transactions.

X. EXPLANATION ON INVESTMENT SECURITIES HELD-TO-MATURITY AND INVESTMENT SECURITIES AVAILABLE-FOR-SALE

The Bank classifies and accounts its financial assets as "trading securities", "available-for-sale securities", "originated loans and receivables" and "held-to-maturity securities". Sale and purchase transactions of the financial assets mentioned above are recognized at the "settlement dates". The appropriate classification of financial assets of the Bank is determined at the time of purchase by the Bank management, taking into consideration the purpose of the investment.

Where the estimated recoverable amount of the financial asset, being the present value of the expected future cash flows discounted based on the effective yield, is lower than its carrying value, then it is concluded that the asset under consideration is impaired. Provision is made for the diminution in value of the impaired financial asset and is charged against the income for the year.

a. Investment securities held-to-maturity securities:

Held-to-maturity investments are securities with fixed maturity and fixed or determinable payments where management has both the intent and ability to hold the investments to maturity. Held-to-maturity securities are initially recognized at cost, and subsequently carried at amortised cost using the effective yield method. Interest earned whilst holding held-to-maturity securities is reported as interest income.

The Bank has no financial assets that were initially classified as held-to-maturity which will not be classified as held-to-maturity investments for the following two years due to subsequent changes in classification. There is no diminution in value for the held-to-maturity securities and no provision for impairment is made.

b. Investment securities available for sale:

Available-for-sale securities are defined as securities other than the ones classified as "held-to-maturity securities", "trading securities" and "originated loans".

Available-for-sale investment securities are subsequently remeasured at fair value. When the prices cannot be determined reliably, securities are carried at the amortised cost using the effective yield method. Unrealized gains and losses arising from changes in the fair value of securities classified as available-for-sale are recognized in the shareholders' equity as "Marketable securities value increase fund", unless there is a permanent decline in the fair values of such assets or they are disposed. When these securities are disposed or impaired, the related fair value differences accumulated in the shareholders' equity are transferred to the income statement.

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 31 March 2004)

XI. BANK ORIGINATED LOANS AND RECEIVABLES AND SPECIFIC AND GENERAL PROVISIONS

Loans and advances originated by the Bank by providing money, service or goods directly to customers are categorized as originated loans. Loans and receivables originated by the Bank are carried initially at cost and subsequently recognized at the amortised cost value calculated by using effective yield. The expenses incurred for the assets received as collateral are not considered as transaction costs and are recognized in the expense accounts.

If the collectibility of any receivable is identified as limited or doubtful by the Bank management through assessments and estimates, the Bank provides general and specific provisions for these loans and receivables in accordance with the "Decree Related to Principles and Procedures on Determining the Qualifications of Bank Loans with Required Reserves and Other Claims and on Reserves to be Held" published in the Official Gazette dated 30 June 2002, No. 24448 and paragraphs 1 and 12 of article 11 of the Banks Act No. 4389. In addition, considering the statistical analysis on possible risks that can arise from consumer loans, the Bank has set aside a general reserve for possible loan losses and accounted it in the "other provisions" in the liabilities. Provision expenses are deducted from the net income of the period. If a receivable for which provision is provided is subsequently collected, it is deducted from the specific provisions and included in "Other Operating Income". Uncollectible receivables are written-off after all the legal procedures are finalized.

XII. GOODWILL AND OTHER INTANGIBLE ASSETS

As of 31 March 2004 and 31 December 2003, the Bank has no goodwill.

Intangible assets are measured at the cost of the asset on initial recognition and the related other costs are included in the initial measurement.

Intangibles are amortised over five years (their estimated useful lives) using the straight-line method. The useful life of the asset is determined by assessing the expected useful time of the asset, technical, technological and other kinds of wear and tear and all required maintenance expenses made to utilise the economic benefit from the asset.

The Bank does not expect material changes in the estimation of useful lives, depreciation methods or residual values that may have a significant impact on current period or future periods.

Costs associated with development of computer software programmes and expenditures that enhances and extends the benefits of computer software programmes beyond their original specifications and lives are added to the original cost of the software and capitalized. Capitalized computer software development costs are amortised using the straight-line method over their remaining useful lives.

XIII. PROPERTY AND EQUIPMENT

Property and equipment is measured at its cost when initially recognized and any directly attributable costs of setting up the asset are included in the initial measurement.

Depreciation is calculated over the restated amounts of property and equipment using the straight-line method. The expected useful lives are stated below:

Buildings	50 years
Machinery, furniture, fixtures and vehicles	5 years

The depreciation charge for items remaining in the property and equipment for less than an accounting period at the balance sheet date is calculated in proportion to the period the item remained in the property and equipment.

Where the carrying amount of an asset is greater than its estimated net realizable value, it is written down immediately to its recoverable amount and the provision for the diminution in value is charged to income statement.

Gains and losses on disposal of property and equipment are determined by deducting the net book value of the property and equipment from its sales revenue.

Expenditure for the repair and renewal of property and equipment is charged against income. The capital expenditures made in order to increase the capacity of the tangible asset to increase the future benefit of the asset are added to the cost of the tangible asset.

There are no pledges, mortgages and other commitments given to acquire property and equipment and there are no other limitations on property and equipment which restrict the right to use them.

The Bank does not expect any changes in the accounting estimates related with property and equipment that will have a significant impact in the current period or that may have a significant impact on future periods.

XIV. LEASING TRANSACTIONS

Assets acquired under finance lease agreements are capitalized at the inception of the lease at the lower of the fair value of the leased asset or the present value of the amount of cash consideration given for the leased asset. Leased assets are included in the property and equipment and depreciation is charged on a straight-line basis over the useful life of the asset. If there is any diminution in value of the leased asset, provision is provided for the impairment. Liabilities arising from the leasing transactions are included in "Finance Lease Payables" on the balance sheet. Interest and foreign exchange expenses regarding lease transactions are charged to the income statement.

The Bank does not engage in finance leasing transactions as lessor.

Transactions regarding operational agreements are accounted on an accrual basis in accordance with the related contracts.

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 31 March 2004)

XV. PROVISIONS AND COMMITMENTS

Provisions and contingent liabilities are provided for in accordance with Communiqué 8 on the Accounting Application Regulation "Standard for Provisions, Contingent Liabilities and Accounting of Assets" except for the specific and general provisions provided for loans and other receivables.

Provisions are recognized when the Bank has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. Provision for contingent liabilities arisen from past events should be recognized in the period of occurrence. When a reliable estimate of the amount of obligation cannot be made, contingent liability exists. A provision is recognized when it is probable that the contingent event will occur and a reliable estimate can be made.

XVI. OBLIGATIONS RELATED TO EMPLOYEE RIGHTS

Obligations related to employee rights are accounted in accordance with Communiqué 10 on the Accounting Application Regulation ("AAR 10") "Accounting of Obligations Related to Employee Rights".

Provision for notice pay and employment termination benefit liability is calculated by taking the simple arithmetical average of the ratio of the actual payment to the total liability for the last five years before the balance sheet date and applying this ratio to the total liability of the current period in accordance with "ARR 10". Five-year simple arithmetical average of actual payment rates as a basis for provision for employee termination benefits and notice pay is 11.23%. (31 December 2003: 10.45%)

The Bank does not employ any person subject to an agreement where the employment period will terminate in more than 12 months as at 31 March 2004.

The Bank's personnel are members of the "Akbank T.A.Ş. Personnel Pension Fund Foundation" ("Pension Fund"), established in accordance with the Social Security Law, Article No. 20. The financial statements of the Pension Fund have been audited by an actuary in accordance with the 38th Article of the Insurance Supervisory Law and the Actuarian Regulation based on the same Article and depending on the audit report dated 15 February 2003, a provision has been calculated and accounted for the technical deficit in the financial statements of the Pension Fund as required by the principles of AAR10.

XVII. TAXES

Corporation tax is payable at a rate of 30% on the total income of the Company after adjusting for certain disallowable expenses, exempt income and investment and other allowances. No further tax is payable unless the profit is distributed. Only for the fiscal year 2004, corporation tax rate will be applied as 33%, in accordance to the Act No. 5035 "Amendments to certain tax laws", published in the Official Gazette on 2 January 2004, No. 25334.

Dividends paid to non-resident corporations, which have a place of business in Turkey or are resident corporations, are not subject to withholding tax. Otherwise, dividends paid are subject to withholding tax at the rate of 10%. An increase in capital via issuing bonus shares is not considered as profit distribution and thus does not incur withholding tax.

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 31 March 2004)

Corporations are required to pay advance corporate tax quarterly at a rate of 30% (33% for 2004) on their corporate income. Advance tax is declared by the 10th and paid by the 17th day of the second month following each calendar quarter end. Advance tax paid by corporations is credited against the annual corporation tax calculated on their annual corporate income. The balance of the advance tax paid may be refunded or used to be offset against other liabilities to the government.

Capital gains derived from the sale of equity investments and immovable held for not less than two years are tax exempt until 31 December 2004, provided that such gains are added to paid-in capital in the year in which they are sold.

Capital expenditures, with some exceptions, over TL6 billion are eligible for investment incentive allowance of 40%, which is deductible from taxable income prior to calculation of the corporate income tax, without the requirement of an investment incentive certificate, and the amount of allowance is not subject to withholding tax. Investment allowances utilised within the scope of investment incentive certificates granted prior to 24 April 2003 are subject to withholding tax at the rate of 19.8%, irrespective of profit distribution.

Under the Turkish Corporate Tax Law, losses can be carried forward to offset against future taxable income for up to five years. Tax losses cannot be carried back to offset profits from previous periods.

In Turkey, there is no procedure for a final and definitive agreement on tax assessments. Companies file their tax returns within four months following the close of the accounting year to which they relate. Tax returns are open for five years from the beginning of the year following the date of filing during which period the tax authorities have the right to audit tax returns, and the related accounting records on which they are based, and may issue re-assessments based on their findings.

The Bank calculates and accounts for deferred income taxes for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in these financial statements.

XVIII. EXPLANATIONS ON BORROWINGS

Trading financial liabilities and derivative instruments are valued with the fair value and the rest of financial liabilities are carried at amortised cost using the effective yield method.

The Bank utilises various hedging techniques to minimize the currency, interest rate and liquidity risks of its financial liabilities. No convertible bills are issued for the period.

XIX. PAID-IN CAPITAL AND TREASURY STOCK

Transaction costs regarding the issuance of share certificates are accounted as expense in the income statement.

Distribution of profit for the period 1 January-31 December 2003, resolved at the General Meeting of Shareholders, is explained in Section I, Note III-g.

XX. AVALIZED DRAFTS AND ACCEPTANCES

Avalized drafts and acceptances shown as liabilities against assets are included in the off-balance sheet commitments. No material loss is expected as a result of these transactions.

XXI. GOVERNMENT GRANTS

There is no government grant and support for the Bank.

SECTION FOUR
INFORMATION RELATED TO FINANCIAL POSITION

I. STRATEGY OF USING FINANCIAL INSTRUMENTS AND EXPLANATIONS ON FOREIGN CURRENCY TRANSACTIONS

The Bank's main operating activity is banking including retail banking, corporate banking, private banking, foreign exchange, money markets and securities transactions (treasury transactions) and international banking services. By nature, the Bank's activities are principally related to the use of financial instruments. As the main funding source, the Bank accepts deposits from customers for various periods and invests these funds in high quality assets with high interest margins. Other than deposits, the Bank's most important funding sources are equity and mostly intermediate and long term borrowings from foreign financial institutions. The Bank follows an assets-liabilities management strategy that mitigates risk and increases earnings by balancing the funds borrowed and the investments on various financial assets with longer periods at higher rates. The Bank has sufficient liquidity. In liquidity management, it is imperative to take into account the term structure of assets and liabilities. The main objective of asset and liability management is to limit the Bank's exposure to liquidity risk, interest rate risk, currency risk and credit risk while increasing profitability and strengthening the Bank's equity. The Asset and Liabilities Committee ("ALCO") manages the assets and liabilities within the trading limits on the level of exposure, placed by the Executive Risk Committee ("ERC").

Investments in credits and securities, within the frame of their term structure and market conditions, are the areas that generate a higher income than the average calculated for the Bank's overall areas of activity. In terms of liquidity management, deposit placements in banks have shorter terms and usually lower interest.

To take the advantage of short term capital market fluctuations in currency, interest and price, the Bank takes exposure within the set limits and market conditions. The ERC constantly monitors these exposures and updates the trading limits that are applied according to daily conditions.

The Bank controls and manages the currency risk exposure that arises from foreign currency transactions and foreign currency denominated securities in available-for-sale and other portfolios by using natural hedges that arise from offsetting foreign currency denominated assets and liabilities and with various derivative financial instruments. Currency risk of investments in foreign affiliates and subsidiaries is also managed with similar protective methods.

Interest rate risk is managed on a portfolio basis by using natural hedges that arise from offsetting interest rate sensitive assets and liabilities.

Detailed explanations regarding the Bank's risk management are given in the notes numbered III, IV, V, VI and VII of this section.

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 31 March 2004)

II. CAPITAL ADEQUACY RATIO

a. The Bank's capital adequacy ratio is 42.93% (31 December 2003: 44.51%). This rate is considerably above the minimum rate of 8% that is specified by the pertinent regulation.

b. For the calculation of the capital adequacy ratio, the Bank classifies the risk weighted assets and non-cash loans according to the risk weights defined by the regulations and calculates "Total risk weighed assets" which is the sum of "market risk on securities" and the "Bank's currency risk". The following tables show the classifications of risk weighted assets and the calculation of shareholders' equity for the capital adequacy ratio calculation.

c. Information related to capital adequacy ratio:

	Risk Weights			
	%0	%20	%50	%100
Risk Weighted Assets and Non-Cash Loans				
Balance Sheet items (Net)	17,307,129	475,821	112,867	7,964,079
Cash	178,453	522	-	-
Due from banks	7,273	475,299	-	66,458
Interbank money market placements	541,070	-	-	-
Receivables from reverse repurchase transactions	-	-	-	-
Reserve requirements with the Central Bank of Turkey	1,347,578	-	-	-
Special finance houses	-	-	-	-
Loans	1,809,753	-	112,867	7,179,543
Loans under follow-up (Net)	-	-	-	-
Subsidiaries, associates and investments available-for-sale	7,924,441	-	-	26,924
Miscellaneous receivables	-	-	-	23,606
Marketable securities held to maturity (Net)	644,765	-	-	-
Advances for assets acquired by financial leasing	-	-	-	-
Financial lease receivables	-	-	-	-
Leased assets (Net)	-	-	-	-
Fixed assets (Net)	-	-	-	621,677
Other assets	4,853,796	-	-	45,871
Off-balance sheet items	1,539,512	1,055,642	2,248,783	177,440
Guarantees and pledges	70	924,246	140,990	58,526
Commitments	-	-	2,106,322	-
Other off-balance sheet items	-	-	-	-
Transactions related with derivative financial instruments	-	67,173	-	520
Interest and income accruals	1,539,442	64,223	1,471	118,394
Non-risk weighted accounts	-	-	-	-
Total risk weighted assets	18,846,641	1,531,463	2,361,650	8,141,519

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 31 March 2004)

d. Summary information about capital adequacy ratio:

	Current Period 31 March 2004	Prior Period 31 December 2003
Total risk weighted assets (*)	11,408,728	11,418,847
Shareholders' Equity	4,898,018	5,082,799
Shareholders' Equity / Total risk weighted assets (CAR (%))	42.93	44.51

(*)Total risk weighted assets for the current period includes TL1,780,091, the amount subject to market risk (31 December 2003: TL1,832,749).

e. Information about shareholders' equity items:

	Current Period 31 March 2004	Prior Period 31 December 2003
CORE CAPITAL		
Paid-in Capital	1,200,000	1,200,000
Nominal capital	1,200,000	1,200,000
Capital Commitments (-)	-	-
Adjustment to share capital	2,298,406	2,298,406
Share premium	-	-
Legal reserves	150,603	44,360
First legal reserve (Turkish Commercial Code 466/1)	103,230	37,004
Second legal reserve (Turkish Commercial Code 466/2)	47,373	7,356
Other legal reserve per special legislation	-	-
Status reserves	-	-
Extraordinary reserves	1,147,226	262,959
Reserves allocated by the General Assembly	1,147,226	262,959
Retained earnings	-	-
Accumulated loss	-	-
Foreign currency share capital exchange difference	-	-
Profit	249,162	1,410,665
Current period profit	249,162	1,410,665
Prior period profit	-	-
Loss (-)	-	-
Current period loss	-	-
Prior period loss	-	-
Total Core Capital	**5,045,397**	**5,216,390**
SUPPLEMENTARY CAPITAL		
Revaluation Fund	-	-
Securities	-	-
Buildings	-	-
Profit on sale of associates, subsidiaries and buildings to be transferred to share capital	-	-
Revaluation fund of leasehold improvement	-	-
Increase in the value of revaluation fund	-	-

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 31 March 2004)

Foreign exchange differences	-	-
General reserves	51,916	55,434
Provisions for possible losses	47,415	67,958
Subordinated loans	832	1,944
Marketable securities and investment securities value increase fund	139,482	154,250
Associates and subsidiaries	3,466	1,722
Investments available-for-sale	136,016	152,528
Investments held for structural transactions	-	-
Total Supplementary Capital	**239,645**	**279,586**
TIER III CAPITAL	-	-
CAPITAL	**5,285,042**	**5,495,976**
DEDUCTIONS FROM THE CAPITAL	**387,024**	**413,177**
Investments in unconsolidated financial companies whose main activities are money and capital markets, insurance and that operate with licenses provided in accordance with special laws.	371,368	392,640
Leasehold improvements	3,118	3,752
Installation costs	-	-
Prepaid expenses	12,538	16,785
The negative difference between the market values and the carrying amounts for unconsolidated investments, subsidiaries, other investments and fixed assets	-	-
Subordinated loans given to other banks which operate in Turkey	-	-
Goodwill (Net)	-	-
Capitalized expenses	-	-
Total Shareholders' Equity	**4,898,018**	**5,082,799**

III. CREDIT RISK

a. Credit risk is the risk that the counterparts may be unable to meet the terms of the agreements. This risk is monitored by reference to credit risk ratings and managed by limiting the aggregate risk to any individual counterparty, group of companies and industry. While determining credit risks, criteria such as the customers' financial strength, commercial capacities, sectors, geographic areas and capital structures are evaluated. Analysis of the financial position of the customers are based on the statements of account and other information. Previously determined credit limits are constantly revised according to changing conditions. Collaterals, corporate and personal guarantees are determined on a customer basis.

During crediting procedures, limits determined on customer and product basis are essentially followed up; information on risk and limits information is closely monitored.

b. There are risk control limits set for the market risks and credit risks arise from forward and option agreements and other similar agreements.

c. When necessary, derivative instruments are exercised to control and to offset credit risks that can especially originate from foreign exchange and interest rate fluctuations.

d. Non-cash loans turned to cash loans are included in the same risk group as cash loans which are not collected on maturity. Credit risk management is applied for all positions involving counter party risk.

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 31 March 2004)

Rescheduled or restructured loans are followed in their relevant groups until all receivable from the loans is collected. Monitoring continues until receivable from loan is completely collected.

The Bank considers that long term commitments are more exposed to credit risk than short term commitments, and points such as defining risk limits for long term risks and obtaining collaterals are treated in a wider extent than short term risks.

e. The Bank's banking activities in foreign countries and crediting transactions do not constitute an important risk in terms of the related countries' economic conditions and activities of customers and companies.

When considered within the financial activities of other financial institutions, the Bank as an active participant in the national and international banking market, is not exposed to a significant credit risk. As seen in the balance sheet, the ratio of loans under follow-up to total loans is 1.3% (31 December 2003: 1.3%) and 100% provision has been provided.

f. The Bank provided a general provision amounting to TL51,916 (31 December 2003: TL55,434).

IV. MARKET RISK

The Bank considers currency risk and interest rate risk as the most important components of market risk. The ERC sets critical risk limits for market risk and through close monitoring of the markets and overall economy, such limits are updated as necessary. These limits and implementation of strategies are assigned to various levels of management in order to enhance control effectiveness. The Bank's market risk position is calculated and reported to the ERC members daily and weekly. The table below shows how the market risk as of 31 March 2004 is calculated in accordance with the Regulation related to the Measurement and Evaluation of the Bank's Capital Adequacy, published in the Official Gazette dated 31 January 2002, No. 24567 and the Regulation related to the Market Risk Calculation by the Standard Method.

	Balance
Capital to be employed for interest rate risk – standard method	111,247
Capital to be employed for general market risk	111,142
Capital to be employed for specific risk	105
Capital to be employed for options subject to interest rate risk	-
Capital to be employed for common stock position risk - standard method	-
Capital to be employed for general market risk	-
Capital to be employed for specific risk	-
Capital to be employed for options subject to common stock position risk	-
Capital to be employed for currency risk - standard method	31,160
Capital liability	31,160
Capital to be employed for options subject to currency risk	-
Total Value-at-risk (VAR)-Internal Model	-
Total capital to be employed for market risk	(*) 142,407
Amount subject to market risk	(*) 1,780,091

(*) Of the "Amount subject to market risk", only TL142,407 (8% of TL1,780,091) is used in the calculation of the market risk related to the capital adequacy ratio which is given in Section four, note II. TL142,407 is the minimum amount of capital that can hedge the mentioned risk.

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 31 March 2004)

V. CURRENCY RISK

The difference between the Bank's foreign currency denominated and foreign currency indexed assets and liabilities is defined as the "Net Foreign Currency Position" and is the basis of currency risk. Foreign currency denominated assets and liabilities, together with purchase and sale commitments, give rise to foreign exchange exposure. This risk is managed by using natural hedges that arise from offsetting foreign currency denominated assets and liabilities and the remaining open foreign exchange exposures are hedged on a portfolio basis with derivative financial instruments that include primarily forward foreign exchange contracts and currency swaps. The Board, taking into account the recommendations by ERC, sets a limit for the size of foreign exchange exposure, which is closely monitored by ALCO.

The Bank's foreign exchange bid rates as of the date of the financial statements and for the last five days prior to that date:

	USD	EURO	Yen
Balance Sheet Evaluation Rate	TL 1,330,000	TL 1,626,457	TL 12,804
1. Day bid rate	TL 1,290,000	TL 1,571,220	TL 12,213
2. Day bid rate	TL 1,295,000	TL 1,565,396	TL 12,266
3. Day bid rate	TL 1,307,000	TL 1,585,391	TL 12,361
4. Day bid rate	TL 1,300,000	TL 1,578,980	TL 12,287
5. Day bid rate	TL 1,290,000	TL 1,590,570	TL 12,088

The simple arithmetic average of the Bank's foreign exchange bid rates for the last thirty days preceding the balance sheet date for major foreign currencies are shown in the table below:

USD : TL 1,301,033
EURO : TL 1,606,328
Yen : TL 11,994

As of 31 December 2003:

	USD	EURO	Yen
Balance Sheet Evaluation Rate	TL 1,427,500	TL 1,784,660	TL 13,346

Information on the Bank's currency risk:

The table below summarizes the Bank's exposure to foreign currency exchange rate risk, categorized by currency. Foreign currency indexed assets, classified as Turkish lira assets according to Uniform Chart of Accounts, are considered as foreign currency assets for the calculation of Net Foreign Currency Position. Therefore, the difference between the sum of the foreign currency assets in the following table and in the balance sheet is equal to the sum of foreign currency indexed assets. The Banks' real position, both in financial and economic terms, is presented in the table below:

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 31 March 2004)

	EURO	USD	Yen	Other FC (*)	Total
Current Period – 31 March 2004					
Assets					
Cash (cash in vault, effectives, money in transit, cheques purchased) and balances with the Central Bank of Turkey	37,076	45,894	97	4,257	87,324
Due from other banks and financial institutions (**)	349,071	502,804	1,616	49,313	902,804
Trading securities	149,802	4,492,148	-	-	4,641,950
Available-for-sale securities	7,255	2,025,008	-	-	2,032,263
Loans	921,380	3,735,529	-	9,293	4,666,202
Subsidiaries, investments and associates	81,352	-	-	91,730	173,082
Held-to-maturity securities	-	644,765	-	-	644,765
Property and equipment	6,043	-	-	-	6,043
Goodwill	-	-	-	-	-
Other assets	693,679	1,044,884	26	251	1,738,840
Total assets	2,245,658	12,491,032	1,739	154,844	14,893,273
Liabilities					
Bank deposits (**)	106,689	936,089	6	48,429	1,091,213
Foreign currency deposits	3,921,186	5,985,947	2,818	447,883	10,357,834
Funds borrowed	59,517	3,197,679	-	-	3,257,196
Marketable securities issued	-	-	-	-	-
Miscellaneous payables	7,862	11,007	7,674	1,884	28,427
Other liabilities	40,722	194,764	232	6,879	242,597
Total liabilities	4,135,976	10,325,486	10,730	505,075	14,977,267
Net On Balance Sheet Position	(1,890,318)	2,165,546	(8,991)	(350,231)	(83,994)
Net Off Balance Sheet Position					
Financial derivative assets	2,234,253	167,248	10,633	235,168	2,647,302
Financial derivative liabilities	117,044	2,412,909	2,054	11,008	2,543,015
Non-cash loans	577,490	788,017	24,666	8,711	1,398,884
Prior Period – 31 December 2003					
Total Assets	3,006,827	14,938,774	4,129	155,216	18,104,946
Total Liabilities	5,189,522	12,407,344	6,593	530,832	18,134,291
Net On Balance Sheet Position	(2,182,695)	2,531,430	(2,464)	(375,616)	(29,345)
Net Off Balance Sheet Position	2,416,017	(2,459,652)	1,521	245,775	203,661
Non-cash loans	438,578	762,311	1,943	9,983	1,212,815

(*) Of the "other FC" total assets amounting TL154,844, TL137,971 is in English Pounds. Of the total liabilities amounting TL505,075, TL357,971 is in English Pounds and TL68,172 in Swiss Francs.

(**) Receivables from money markets are included in "Due from other banks and financial institutions" and payables to money markets in "Bank deposits".

VI. INTEREST RATE RISK

"Interest Rate Risk" can be defined as the impact of interest rate changes on interest-sensitive assets and liabilities of the Bank. The Executive Risk Committee sets limits for the interest rate sensitivity of assets and liabilities and the sensitivity is closely monitored and reported weekly. In case of high market fluctuations, daily reporting and analyses on transaction bases are made.

The Bank manages the interest rate risk on a portfolio basis and tries to minimize the risk effect on the profitability, financial exposure and cash flows by applying different strategies. Basic methods such as: using fixed or floating interest rates for different portfolios and maturities, setting the fixed margin in floating rates, varying the rates for the short or long-term positions are applied actively.

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 31 March 2004)

a. Interest rate sensitivity of assets, liabilities and off-balance sheet items based on reprising dates:

1- Current Period- 31 March 2004	Up to 1 Month	1 – 3 Months	3 – 6 Months	6 – 12 Months	1 Year and Over	Demand	Total
Assets							
Cash (cash in vault, effectives, money in transit, cheques purchased) and balances with the Central Bank of Turkey	-	-	-	-	-	186,248	186,248
Due from banks and other financial institutions (*)	873,676	45,987	-	-	-	163,164	1,082,827
Trading securities	3,170	316,134	929,854	786,761	2,826,161	2	4,862,082
Available-for-sale securities	868,122	2,113,060	1,252,656	1,726,120	1,964,483	13,779	7,938,220
Loans	3,314,504	1,795,243	1,681,989	1,450,518	859,909	-	9,102,163
Held-to-maturity securities	-	644,765	-	-	-	-	644,765
Other assets	1,523,725	627,902	504,443	267,476	171,168	1,059,431	4,154,145
Total assets	6,583,197	5,543,091	4,368,942	4,230,875	5,821,721	1,422,624	27,970,450
Liabilities							
Bank deposits(*)	1,170,970	217,691	144,630	15,105	-	30,247	1,578,643
Other deposits	8,899,476	2,633,117	1,552,120	640,083	54,937	2,956,858	16,736,591
Miscellaneous payables	-	-	-	-	-	165,446	165,446
Marketable securities issued	-	-	-	-	-	-	-
Funds borrowed	816,073	1,775,435	502,740	190,144	3,253	-	3,287,645
Other liabilities	125,266	64,996	59,992	28,702	122,260	5,800,909	6,202,125
Total liabilities	11,011,785	4,691,239	2,259,482	874,034	180,450	8,953,460	27,970,450
Balance Sheet Interest Sensitivity Gap	(4,428,588)	851,852	2,109,460	3,356,841	5,641,271	(7,530,836)	-
Off-Balance Sheet Interest Sensitivity Gap(**)	234	(3,522)	55,911	1,339	442	-	54,404
Total Interest Sensitivity Gap	(4,428,354)	848,330	2,165,371	3,358,180	5,641,713	(7,530,836)	54,404

(*) Receivable and payable amounts related to "money market" transactions are included in "Due From Banks and Other Financial Institutions" item under assets and "Bank Deposits" item under liabilities respectively.

(**) This balance represents the interest rate sensitivity of net amount of receivables and payables from derivative financial instruments which are presented under off-balance sheet commitments.

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 31 March 2004)

2- Prior Period 31 December 2003	Up to 1 Month	1 – 3 Months	3 – 6 Months	6 – 12 Months	1 Year and Over	Demand	Total
Assets							
Cash (cash in vault, effectives, money in transit, cheques purchased) and balances with the Central Bank of Turkey	-	-	-	-	-	227,578	227,578
Due from banks and other financial institutions(*)	1,157,889	53,118	-	-	-	201,680	1,412,687
Trading securities	582,044	1,117,949	692,042	1,104,747	3,674,571	23	7,171,376
Available-for-sale securities	822,576	973,756	676,357	2,595,009	2,063,529	13,137	7,144,364
Loans	2,751,957	1,305,012	2,506,225	1,485,755	1,235,452	-	9,284,401
Held-to-maturity securities	-	-	686,698	-	-	-	686,698
Other assets	2,221,612	412,175	994,247	613,136	154,145	1,079,369	5,474,684
Total assets	7,536,078	3,862,010	5,555,569	5,798,647	7,127,697	1,521,787	31,401,788
Liabilities							
Bank deposits(*)	1,611,809	335,782	15,624	1,501	-	102,502	2,067,218
Other deposits	9,713,134	3,235,068	1,120,678	1,372,119	101,327	3,378,152	18,920,478
Miscellaneous payables	-	-	-	-	-	111,916	111,916
Marketable securities issued	-	-	-	-	-	-	-
Funds borrowed	1,172,300	2,089,799	325,161	294,052	3,801	-	3,885,113
Other liabilities	170,931	34,322	35,239	34,723	155,059	5,986,789	6,417,063
Total liabilities	12,668,174	5,694,971	1,496,702	1,702,395	260,187	9,579,359	31,401,788
Balance Sheet Interest Sensitivity Gap	(5,132,096)	(1,832,961)	4,058,867	4,096,252	6,867,510	(8,057,572)	-
Off-Balance Sheet Interest Sensitivity Gap (**)	47,916	19,200	2,969	76,275	(2)	-	146,358
Total Interest Sensitivity Gap	(5,084,180)	(1,813,761)	4,061,836	4,172,527	6,867,508	(8,057,572)	146,358

(*) Receivable and payable amounts related to "money market" transactions are included in "Due From Banks and Other Financial Institutions" item under assets and "Bank Deposits" item under liabilities respectively.

(**) This balance represents the interest rate sensitivity of net amount of receivables and payables from derivative financial instruments which are presented under off-balance sheet commitments.

b. Effective average interest rates for monetary financial instruments:

1- Current Period- 31 March 2004	EURO	USD	Yen	TL
Assets	%	%	%	%
Cash (cash in vault, effectives, money in transit, cheques purchased) and balances with the Central Bank of Turkey	0.97	0.41	-	14.00
Due from banks and other financial institutions	2.00	0.59	-	22.01
Trading securities	9.54	5.50	-	28.30
Available-for-sale securities	9.22	7.44	-	32.53
Loans	4.07	5.50	-	29.14
Held-to-maturity securities	-	10.35	-	-
Liabilities				
Bank deposits	2.86	2.50	-	20.33
Other deposits	2.33	2.19	-	19.65
Miscellaneous payables	-	-	-	-
Marketable securities issued	-	-	-	-
Funds borrowed	2.88	2.75	-	21.40

Average interest rates given in the table above are the weighted average rates of the related balance sheet items.

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 31 March 2004)

2- Prior Period - 31 December 2003	EURO	USD	Yen	TL
Assets	%	%	%	%
Cash (cash in vault, effectives, money in transit, cheques purchased) and balances with the Central Bank of Turkey	0.80	0.41	-	16.00
Due from banks and other financial institutions	2.24	0.77	-	26.40
Trading securities	9.16	5.73	-	61.24
Available-for-sale securities	9.22	7.50	-	34.61
Loans	4.13	5.82	-	43.20
Held-to-maturity securities	-	10.35	-	-
Liabilities				
Bank deposits	2.83	2.56	-	24.49
Other deposits	2.46	2.25	-	22.49
Miscellaneous payables	-	-	-	-
Marketable securities issued	-	-	-	-
Funds borrowed	2.69	2.85	-	25.31

Average interest rates given in the table above are the weighted average rates of the related balance sheet item.

VII. LIQUIDITY RISK

Liquidity risk arises from mismatching of maturities of assets and liabilities. The Bank balances the maturities of the related assets and liabilities according to specific criterion and keeps the mismatching of maturities under control. A major objective of the Bank's asset and liability management is to ensure that sufficient liquidity is available to meet the Bank's commitments to customers and to satisfy the Bank's own liquidity needs. For this objective, the Bank holds sufficient amount of short term funds. The Executive Risk Committee sets limits on the maturity mismatch of assets and liabilities and these limits are updated as necessary. Liquidity risk is measured and reported on a weekly basis. The Bank also analyses its liquidity risk on a daily and transaction basis, if there are significant market fluctuations.

The most important funding resources of the Bank are the equity capital which is mainly placed in interest earning assets, the diversified and steady deposit base and the long term funds borrowed from international institutions. In spite of a substantial portion of deposits from individuals being short-term, deposits are diversified by number and type, and maturities of great portion of deposits are renewed which indicates that these deposits will provide a long-term and stable source of funding for the Bank.

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 31 March 2004)

Breakdown of assets and liabilities according to their outstanding maturities:

	Demand(*)	1-3 Months	3-6 Months	6-12 Months	1 Year and over	Total
urrent Period - 31 March 2004						
Assets						
Cash (cash in vault, effectives, money in transit, cheques purchased) and Balances with the Central Bank of Turkey	186,248	-	-	-	-	186,248
Due from banks and other financial institutions(****)	1,036,840	45,987	-	-	-	1,082,827
Trading securities	3,171	2,658	948,116	967,935	2,940,202	4,862,082
Available-for-sale securities	24,908	391,461	1,345,392	2,632,283	3,544,176	7,938,220
Loans	1,943,456	1,307,983	1,144,502	1,794,536	2,911,686	9,102,163
Held-to-maturity securities	-	322,382	-	-	322,383	644,765
Other assets(**)	1,482,428	305,363	521,542	324,802	510,702	4,154,145
Total assets	4,677,051	2,375,834	3,959,552	5,719,556	10,229,149	27,970,450
Liabilities						
Bank deposits(****)	1,201,217	217,691	144,630	15,105	-	1,578,643
Other deposits	11,856,334	2,633,117	1,552,120	640,083	54,937	16,736,591
Funds borrowed	129,151	345,774	817,789	900,676	1,094,255	3,287,645
Marketable securities issued	-	-	-	-	-	-
Miscellaneous payables	165,446	-	-	-	-	165,446
Other liabilities(***)	325,957	310,089	59,992	28,702	5,477,385	6,202,125
Total liabilities	13,678,105	3,506,671	2,574,531	1,584,566	6,626,577	27,970,450
Net Liquidity Gap	(9,001,054)	(1,130,837)	1,385,021	4,134,990	3,602,572	-
Prior Period-31 December 2003						
Total Assets(**)	6,377,277	2,483,124	3,128,171	7,296,591	11,071,687	31,401,788
Total Liabilities	15,550,797	3,962,001	1,677,753	3,049,286	7,161,951	31,401,788
Net Liquidity Gap	(9,173,520)	(1,478,877)	1,450,418	4,247,305	3,909,736	-

Note: Since the format of the table "Breakdown of assets and liabilities according to their outstanding maturities" cannot be changed:

(*) Items that have maturities up to one month are accepted as demand items. The current and prior period balances of the related items are shown below:

	Current Period-31 March 2004	Prior Period-31 December 2003
Assets	TL2,966,279	TL4,291,213
Liabilities	TL10,688,099	TL12,070,145

(**) A maturity breakdown is not given for the investments, subsidiaries, fixed and intangible assets but their sum is included in the total. Therefore, the sum of the columns is not equal to the "Total Columns" and the difference is TL1,009,308 and TL1,044,938 for the current and prior periods, respectively.

(***) Shareholders' equity is included within the "1 year and over" column.

(****) Receivables from money markets are included in "Due from other banks and financial institutions" and payables to money markets in "Bank deposits".

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 31 March 2004)

SECTION FIVE
INFORMATION AND DISCLOSURES RELATED TO THE FINANCIAL STATEMENTS

I. INFORMATION AND DISCLOSURES RELATED TO ASSETS

a. Information related to the account of the Central Bank of Turkey:

	Current Period 31 March 2004	Prior Period 31 December 2003
Demand Unrestricted Amount	7,273	2,577
Time Unrestricted Amount	-	-
Total	7,273	2,577

b. Additional information on trading securities, in net amounts:

1. Information related to trading securities given as collateral or blocked:
Trading securities given as collateral or blocked are composed of foreign currency government bonds.

	Current Period 31 March 2004		Prior Period 31 December 2003	
	TL	FC*	TL	FC*
hare certificates	-	-	-	-
overnment Bonds, Treasury bills and similar investment ecurities	-	151,256	77,957	177,982
ther	-	-	-	-

* Foreign Currency

2. Trading securities subject to repurchase agreements:

	Current Period 31 March 2004		Prior Period 31 December 2003	
	TL	FC*	TL	FC*
Government bonds	-	140,723	-	-
Treasury bills	-	-	-	-
Other debt securities	-	-	-	-
Bank bonds and bank guaranteed bonds	-	-	-	-
Asset backed securities	-	-	-	-
Other	-	-	-	-

* Foreign Currency

c. Information on investment securities available-for-sale:

1. Types of investment securities available-for-sale:

Investment securities available-for-sale are composed of TL and FC government bonds, TL treasury bills and share certificates of institutions that the Bank has less than 10% share.

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 31 March 2004)

2. Information on investment securities available-for-sale:

	Current Period 31 March 2004	Prior Period 31 December 2003
Debt securities	7,924,441	7,131,227
Quoted in a stock exchange	5,698,045	4,871,694
Not quoted (*)	2,226,396	2,259,533
Share certificates	56,242	55,804
Quoted in a stock exchange	51,231	51,231
Not quoted	5,011	4,573
Impairment provision (-)	(42,463)	(42,667)
Total	7,938,220	7,144,364

(*) *Not traded on the balance sheet date, although quoted on a stock exchange.*

3. Characteristics of investment securities available-for-sale given as collateral and their carrying value:

Investment securities available-for-sale given as collateral are composed of TL and foreign currency government bonds. The sum of the acquisition cost amounting TL924,998 and the interest accruals amounting TL103,551 is the carrying value of these securities, TL1,028,549 (31 December 2003: TL1,136,212).

4. Investment securities available-for-sale given as collateral or blocked are stated with their acquisition costs:

	Current Period 31 March 2004		Prior Period 31 December 2003	
	TL	FC*	TL	FC*
Share certificates	-	-	-	-
Bond, T-bill and similar investment securities	496,256	428,742	442,578	490,101
Other	-	-	-	-

* Foreign Currency

5. Investment securities available-for-sale subject to repurchase agreements are stated with their acquisition costs:

	Current Period 31 March 2004		Prior Period 31 December 2003	
	TL	FC*	TL	FC*
Government bonds	409,593	-	590,281	-
Treasury bills	-	-	-	-
Other debt securities	-	-	-	-
Bank bonds and bank guaranteed bonds	-	-	-	-
Asset backed securities	-	-	-	-
Other	-	-	-	-

* Foreign Currency

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 31 March 2004)

d. Information related to loans:

1. Information on all types of loans and advances given to shareholders and employees of the Bank:

	Current Period 31 March 2004		Prior Period 31 December 2003	
	Cash Loans	Non-cash loans	Cash Loans	Non-cash loans
Direct loans granted to shareholders	21,548	50,068	36,043	55,634
Corporate shareholders	21,548	50,068	36,043	55,634
Real person shareholders	-	-	-	-
Indirect Loans granted to shareholders	223,402	251,940	221,522	302,590
Loans granted to employees	8,959	-	8,093	-

2. Information on the first and second group loans and other receivables including loans that have been restructured or rescheduled:

Cash Loans	Standard Loans and Other Receivables		Loans and Other Receivables Under Close Monitoring	
	Loans and other receivables	Restructured or Rescheduled	Loans and other receivables	Restructured or Rescheduled
Non-specialized loans	9,033,090	-	69,073	-
Discount Notes	62,890	-	-	-
Export loans	873,204	-	2,315	-
Import loans	-	-	-	-
Loans given to financial sector	471,459	-	-	-
International loans	389,389	-	-	-
Consumer loans	2,218,001	-	21,497	-
Credit cards	814,204	-	39,818	-
Precious metals loans (Gold , etc...)	-	-	-	-
Other	4,203,943	-	5,443	-
Specialized lending	-	-	-	-
Other receivables	-	-	-	-

3. Information on consumer loans:

	Short-term	Medium and long-term	Total	Accrued interest and income receivable
Consumer loans-TL	461,078	1,717,341	2,178,419	25,495
Real estate loans	6,469	189,359	195,828	2,527
Automotive loans	170,289	1,293,601	1,463,890	17,246
Consumer loans	184,852	228,441	413,293	5,587
Personnel loans	2,996	5,940	8,936	135
Other consumer loans	96,472	-	96,472	-
Consumer loans- Indexed to FC	4,641	56,438	61,079	210
Real estate loans	1,277	19,359	20,636	123
Automotive loans	3,350	36,839	40,189	87
Consumer loans	14	217	231	-
Personnel loan	-	23	23	-
Other consumer loans	-	-	-	-
Credit cards	854,022	-	854,022	26,749
Total consumer loans	1,319,741	1,773,779	3,093,520	52,454

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 31 March 2004)

4. Domestic and foreign loans: Loans are classified according to the locations where the customers are active:

	Current Period 31 March 2004	Prior Period 31 December 2003
Domestic loans	8,712,774	8,797,843
Foreign loans	389,389	486,558

5. Loans granted to subsidiaries and investments:

	Current Period 31 March 2004	Prior Period 31 December 2003
Direct loans granted to subsidiaries and investments	4,188	8,187
Indirect loans granted to subsidiaries and investments	-	-

6. Specific provisions provided against loans:

Specific provisions	Current Period 31 March 2004	Prior Period 31 December 2003
Loans and receivables with limited collectibility	19,133	12,819
Loans and receivables with doubtful collectibility	2,474	1,410
Uncollectible loans and receivables	95,151	103,522

7. Information on loans and other receivables included in loans under follow-up account (Net):

7(i). Information on loans and other receivables restructured or rescheduled and classified under follow-up accounts: None.

7(ii). The movement of loans and other receivables under follow-up:

	III. Group	IV. Group	V. Group
	Loans and receivables with limited collectibility	Loans and receivables with doubtful collectibility	Uncollectible loans and receivables
Prior period end balance: 31 December 2003	12,819	1,410	103,522
Additions (+)	20,119	1,409	289
Transfers from other categories of loans under follow-up (+)	-	8,054	7,870
Transfers to other categories of loans under follow-up (-)	8,054	7,870	-
Collections (-)	4,733	426	7,985
Monetary Loss (-)	1,016	100	6,113
Write-offs (-)	2	3	2,432
Current period end balance	19,133	2,474	95,151
Specific provision (-)	19,133	2,474	95,151
Net Balance on balance sheet	-	-	-

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 31 March 2004)

7(iii). Information on foreign currency loans and other receivables under follow-up:

	III. Group	IV. Group	V. Group
	Loans and receivables with limited collectibility	Loans and receivables with doubtful collectibility	Uncollectible loans and receivables
Current Period: 31 March 2004			
Period end balance	426	227	37,003
Specific provision (-)	426	227	37,003
Net Balance on balance sheet	-	-	-
Prior period: 31 December 2003			
Period end balance	652	125	42,346
Specific provision (-)	652	125	42,346
Net Balance on balance sheet	-	-	-

8. The policy followed-up for the collection of uncollectible loans and other receivables:

Uncollectible loans and other receivables are tried to be liquidated through the collection of collaterals and legal procedures.

e. Information on investment securities held-to-maturity (Net):

1. Information on investment securities held-to-maturity:

As of 31 March 2004, the entire investment securities held-to-maturity is composed of foreign currency indexed government bonds.

	Current Period 31 March 2004	Prior Period 31 December 2003
Debt securities	644,765	686,698
Quoted in a stock exchange	-	-
Not quoted (*)	644,765	686,698
Impairment provision (-)	-	-
Total	644,765	686,698

(*)Not traded on the balance sheet date, although quoted on the stock exchange.

2. The movement of investment securities held-to-maturity:

	Current Period 31 March 2004	Prior Period 31 December 2003
Beginning Balance	686,698	819,152
Foreign currency differences on monetary assets	(41,933)	(100,235)
Purchases during year	-	-
Disposals through sales and repayments or transfers to other categories	-	(32,219)
Impairment provision	-	
Period end balance	644,765	686,698

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 31 March 2004)

3(i). Information on accounts in which investment securities held-to-maturity recorded:

	Current Period 31 March 2004				Prior Period 31 December 2003			
	Historical Cost		Valuation		Historical Cost		Valuation	
Investment securities held-to-maturity	TL	FC(**)	TL	FC(**)	TL	FC(**)	TL	FC(**)
Given as collateral or blocked	349,814	-	480,117	-	276,199	-	403,276	-
Subject to repo transactions	-	-	-	-	-	-	-	-
Held for structural position	-	-	-	-	-	-	-	-
Receivables from securities lending	-	-	-	-	-	-	-	-
Collaterals on securities lending	-	-	-	-	-	-	-	-
Other (*)	294,951	-	421,128	-	410,499	-	617,037	-

(*) Others item includes securities that are not given as collateral or blocked, or are subject to any other transactions.
(**) Foreign Currency

3(ii). Main features of investment securities held-to-maturity given as collateral or blocked:

All the investment securities held-to-maturity given as collateral are composed of foreign currency indexed government bonds.

Investment securities held-to-maturity given as collateral or blocked:

	Current Period 31 March 2004		Prior Period 31 December 2003	
	TL	FC*	TL	FC*
Share certificates	-	-	-	-
Bonds and similar investment securities	349,814	-	276,199	-
Other	-	-	-	-

*Foreign Currency

3(iii). Investment securities held-to-maturity subject to repurchase transactions: None.

3(iv). Investment securities held-to-maturity held for structural position: None.

f. Information on investments (Net):

1. Accounting method used for the valuation of investments: Disclosed in Note II of Section 3.

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 31 March 2004)

2. Movement schedule of investments:

	Current Period 31 March 2004	Prior Period 31 December 2003
Balance at the beginning of the period	206,786	222,598
Movements during the period		
Purchases	-	-
Free shares obtained from current year's profit	-	-
Dividends from current year profit	-	-
Sales/liquidations	-	-
Revaluation increase	-	-
Value increase/decrease	1,543	4,060
Foreign exchange/inflation difference	(9,737)	(19,872)
Balance at the end of the period	198,592	206,786
Capital commitments	-	-
Share percentage at the end of the period (%)	-	-

3. Valuation of investments:

	Current Period 31 March 2004	Prior Period 31 December 2003
Valuation with cost (*)	189,726	199,463
Valuation with fair value	8,866	7,323
Valuation with equity method (**)	-	-

(*) It is the acquisition cost after the impairment provision, if any, and is equal to the value given in the financial statements.
(**)Valuation with the equity method is not used.

4. Investments quoted on a stock exchange:

	Current Period 31 March 2004	Prior Period 31 December 2003
Quoted to domestic stock exchanges	8,866	7,323
Quoted to international stock exchanges	-	-

5. Information on investments sold in the current period: None.

6. Investments purchased in the current period: None

g. Information on subsidiaries (Net):

1. Accounting method used for the valuation of subsidiaries: Disclosed in Note II of Section 3.

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 31 March 2004)

2. Movement schedule of subsidiaries :

	Current Period 31 March 2004	Prior Period 31 December 2003
Balance at the beginning of the period	199,639	150,073
Movements during the period		
Purchases(**)	-	51,073
Free shares obtained	-	5,387
Dividends from current year income	-	-
Sales/liquidations (*)	-	(6,654)
Revaluation increase	-	-
Impairment provision	-	-
Currency translation differences arising from foreign investments	(13,718)	(240)
Balance at the end of the period	185,921	199,639
Capital commitments	-	-
Share percentage at the end of the period (%)	-	-

(*) Amounts for Ak Ödeme Sistemleri A.Ş. and Aknet Bilgi İşlem San. ve Tic. A.Ş.which were liquidated in 2003.
(**) As of 31 December 2003, "purchases" fully shows the capital injections.

3. Valuation of subsidiaries:

	Current Period 31 Mart 2004	Prior Period 31 Aralık 2003
Valuation with cost (*)	185,921	199,639
Valuation with fair value	-	-
Valuation with equity method (**)	-	-

(*) It is the acquisition cost after the impairment provision, if any, and is equal to the value given in the financial statements.
(**)Valuation with the equity method is not used.

4. Subsidiaries quoted on a stock exchange: None.

5. Information on subsidiaries sold in the current period: None.

6. Subsidiaries purchased in the current period: None

h. Information on finance lease receivables (Net): None.

i. Information on accrued interest and income receivables:

1. Information on accrued interest and income receivables:

Accrued interest and income receivables	Current Period 31 March 2004		Prior Period 31 December 2003	
	TL	FC*	TL	FC*
Interest receivables	14,145	179	12,494	127
Interest accruals	70,375	48,273	125,753	44,175
Loan commissions and other income receivables	-	-	-	-
Loan commissions and other income accruals	143	41	209	43

*Foreign Currency

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 31 March 2004)

2. Information on other accrued interest and income receivables:

Other accrued interest and income	Current Period 31 March 2004		Prior Period 31 December 2003	
	TL	FC*	TL	FC*
Trading securities	22,886	159,545	821,701	216,200
Investment securities available-for-sale	1,016,317	50,690	896,464	53,749
Investment securities held-to-maturity	256,480	-	333,615	-
Interest accruals of reverse repo transactions	-	-	-	-
Interest accruals of reserve deposits	14,228	1,853	16,235	2,068
Income accruals of financial derivative instruments	25	64,151	552	203,129
Interest and income accruals	-	6,598	-	6,289
Income accrual of foreign exchange gains	25	57,553	552	196,840
Income accruals of financial lease income	-	-	-	-
Other	119	4,080	34	2,276

* Foreign Currency

j. Information related with other assets:

1. Other assets amounts to TL50,123 (31 December 2003: TL34,430) on the balance sheet and does not exceed 10% of the total assets, excluding the off-balance sheet commitments.

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 31 March 2004)

II. INFORMATION AND DISCLOSURES RELATED TO LIABILITIES

a. Information about deposits:

1. Information on maturity structure of the deposits:

1(i). Current Period-31 March 2004:

	Demand	With 7 days notification	Up to 1 month	1-3 months	3-6 months	6 months-1 year	1 year and over
Saving deposits	444,180	-	1,565,576	1,489,537	479,480	737,562	108,293
Foreign currency deposits	1,638,108	-	1,288,151	4,258,326	1,849,026	659,251	664,972
Residents in Turkey	1,604,210	-	1,282,879	4,204,861	1,669,093	480,843	222,914
Residents abroad	33,898	-	5,272	53,465	179,933	178,408	442,058
Public sector deposits	54,332	-	31	-	9	-	-
Commercial deposits	717,607	-	139,908	232,047	69,846	21,909	111,956
Other institutions deposits	102,631	-	7,263	19,593	12,886	63,414	697
Gold vault	-	-	-	-	-	-	-
Bank deposits	30,247	-	694,127	217,285	10,583	15,105	-
Central Bank of Turkey	-	-	-	-	-	-	-
Domestic Banks	698	-	67,500	-	-	1,000	-
Foreign Banks	3,830	-	626,627	217,285	10,583	14,105	-
Special financial institutions	25,719	-	-	-	-	-	-
Other	-	-	-	-	-	-	-
Total	2,987,105	-	3,695,056	6,216,788	2,421,830	1,497,241	885,918

1(ii). Prior period-31 December 2003:

	Demand	With 7 days notification	Up to 1 month	1-3 months	3-6 months	6 months-1 year	1 year and over
Saving deposits	455,492	-	1,393,291	1,783,327	524,267	454,082	106,216
Foreign currency deposits	1,970,168	-	1,629,392	5,083,284	2,111,522	1,100,421	773,067
Residents in Turkey	1,938,421	-	1,507,691	4,983,568	1,848,842	603,165	239,947
Residents abroad	31,747	-	121,701	99,716	262,680	497,256	533,120
Public sector deposits	14,341	-	12	-	10	-	-
Commercial deposits	824,376	-	198,973	143,144	13,269	8,427	101,555
Other institutions deposits	113,775	-	8,127	37,299	2,880	69,026	735
Gold vault	-	-	-	-	-	-	-
Bank deposits	102,502	-	430,544	525,589	287,573	77,404	1,501
Central Bank of Turkey	-	-	-	-	-	-	-
Domestic Banks	706	-	209,373	-	2,130	2,130	-
Foreign Banks	40,648	-	221,171	525,589	285,443	75,274	1,501
Special financial institutions	61,148	-	-	-	-	-	-
Other	-	-	-	-	-	-	-
Total	3,480,654	-	3,660,339	7,572,643	2,939,521	1,709,360	983,074

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 31 March 2004)

2. Information on the guarantee of Saving Deposits Insurance Fund:

2(i). Information on saving deposits under the guarantee of saving deposit insurance fund and exceeding the limit of deposit insurance fund:

Saving Deposits	Under the guarantee of deposit insurance		Exceeding the limit of insurance deposit	
	Current Period 31 March 2004	Prior Period 31 December 2003	Current Period 31 March 2004	Prior Period 31 December 2003
Saving deposits	4,824,628	4,716,675	-	-
Foreign currency saving deposits	8,311,865	9,796,125	-	-
Other deposits in the form of saving deposits	-	-	-	-
Foreign branches' deposits under foreign authorities' insurance	468,977	1,027,075	-	-
Off-shore banking regions' deposits under foreign authorities' insurance	-	-	-	-

According to the decree prepared by Banking Regulation and Supervision Agency ("BRSA") and published on 3 July 2003 in the Official Gazette No. 25157, all saving deposits in banks are covered under Saving Deposits Insurance Fund until 5 July 2004. After 5 July 2004, saving deposits up to TL50 billion will be covered by the insurance fund.

2(ii). Saving deposits which are not under the guarantee of deposit insurance fund:

	Current Period 31 March 2004	Prior Period 31 December 2003
Foreign branches' saving deposits	-	-
Off-shore banking regions' saving deposits	-	-

Saving deposits in the foreign branches are not under the guarantee of Saving Deposits Insurance Fund; they are guaranteed according to their local legal requirements. As seen in the above table, the Bank does not have any foreign branch-saving deposits which are not under guarantee.

b. Information on funds provided from repurchase agreement transactions:

	Current Period 31 March 2004		Prior Period 31 December 2003	
	TL	FC(*)	TL	FC(*)
From domestic transactions	475,736	-	640,294	-
Financial institutions and organizations	-	-	133,129	-
Other institutions and organizations	282,144	-	302,444	-
Real persons	193,592	-	204,721	-
From foreign transactions	1,524	134,036	1,811	-
Financial institutions and organizations	1,437	134,036	1,795	-
Other institutions and organizations	42	-	-	-
Real persons	45	-	16	-

* Foreign Currency

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 31 March 2004)

c. Information on borrowings:

	Current Period 31 March 2004		Prior Period 31 December 2003	
	TL	FC(*)	TL	FC(*)
Short-term	30,449	1,896,550	35,481	2,218,891
Medium and long-term	-	1,360,646	-	1,630,741

* Foreign Currency

The liabilities providing the funding sources of the Bank are deposits and borrowings. Deposits are the most important funding source of the Bank and diversification of these deposits by number and type of depositors with a stable structure does not create any risk concentration. The borrowings are composed of funds such as syndicated and securitized loans, money market and post finance which are obtained from different financial institutions with different maturity-interest structures and characteristics. There is no risk concentration in any of the funding sources of the Bank.

d. Information on marketable securities issued: None.

e. Information on funds: None.

f. Information on miscellaneous payables:

	Current Period 31 March 2004	Prior Period 31 December 2003
Total amount of cash collateral obtained	1,394	1,285

The cash collaterals obtained are related with loans given.

g. Other liabilities: Other liabilities amounts to TL270,634 (31 December 2003: TL42,405) and does not exceed 10% of the total liabilities excluding off-balance sheet commitments.

h. Information on financial leasing:

Liabilities incurred due to financial leasing agreements:

	Current Period 31 March 2004		Prior Period 31 December 2003	
	Gross	Net	Gross	Net
Less than 1 Year	5,102	4,941	6,096	5,148
Between 1-4 Years	4,384	4,087	6,676	6,151
More than 4 Years	-	-	-	-
Total	9,486	9,028	12,772	11,299

i. Information on accrued interest and expenses payable:

	Current Period 31 March 2004		Prior Period 31 December 2003	
	TL	FC*	TL	FC*
Accrued interest on deposits	159,311	39,393	106,557	44,053
Accrued interest on borrowings	154	11,916	2,217	20,048
Accrued interest on bonds	-	-	-	-
Accrued interest on repurchase agreement transactions	379	218	553	-
Accrued interest on financial derivative instruments	4,406	202	3,901	474
Accrued interest and expense	59	202	-	474
Foreign exchange losses accrued	4,347	-	3,901	-
Other interest and expense accruals	43,081	11,989	72,489	163,824

* Foreign currency

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 31 March 2004)

j. Information on general provisions and subordinated loans:

1. Information on general provisions:

	Current Period 31 March 2004	Prior Period 31 December 2003
General Provisions	51,916	55,434
Provisions for First Group Loans and Receivables	36,094	37,567
Provisions for Second Group Loans and Receivables	345	273
Provisions for Non Cash Loans	10,347	9,986
Others	5,130	7,608

2. Information on provisions for possible risks:

The Bank's general reserve calculated on the basis of statistical analyses for consumer loans amounts to TL 47,415.

The Bank purchased foreign currency indexed government bonds with maturities of 3 to 5 years through the auction procedures in 2001 and valued them at 31 December 2001 with the market prices of the Eurobonds issued by the Turkish Undersecretariat of Treasury, in accordance with the Special Audit Communiqué and the Banking Act, Article 4. At 1 January 2002, the Bank started to value the mentioned securities with their amortised costs using the "Internal rate of return method". As of 31 December 2003, based on the prudency principle of AAR, these securities were valued, effective from their acquisition dates in accordance with the related regulations, with the "Internal rate of return method", and the resulting difference between the two methods was accounted under "Other Provisions" in the liabilities as at 31 March 2004, the related difference amounts to TL61,538 (31 December 2003: TL86,207).

3. Information on subordinated loans:

	Current Period 31 March 2004		Prior Period 31 December 2003	
	TL	FC*	TL	FC*
From Domestic Banks	-	-	-	-
From Other Domestic Institutions	-	-	-	-
From Foreign Banks	-	-	-	-
From Other Foreign Institutions	-	4,158	-	4,859

* Foreign Currency

k. Information on shareholders' equity:

1. Presentation of paid-in capital (nominal values, inflation unadjusted balances):

	Current Period 31 March 2004	Prior Period 31 December 2003
Common stock	1,200,000	1,200,000
Preferred stock	-	-

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 31 March 2004)

2. Amount of paid-in-capital, explanation about whether the registered share capital system is used, if so, the amount of registered share capital (nominal values, inflation unadjusted balances):

Capital System	Paid-in capital	Ceiling
Registered share capital	1,200,000	2,500,000

3. Information on share capital increases and their sources; other information on increased capital shares in current period (nominal values, inflation unadjusted balances): None.

4. *Information on share capital increases from revaluation funds during the current period:* There is no share capital increase from the revaluation funds.

5. Information on capital commitments, the purpose and the sources until the end of the fiscal year and the subsequent interim period: The Bank has no capital commitments in the mentioned periods.

6. The effects of anticipations based on the financial figures for prior periods about the Bank's income, profitability and liquidity, and the anticipations regarding the uncertainty of these indicators on the shareholders' equity:

   The Bank has been continuing its operations with high profitability and has been retaining most of its net profit in the equity, either by increasing its capital or transferring it into reserves. On the other hand, only a small part of the equity is allocated to associates and subsidiaries and fixed assets, thus giving a chance for a considerably high free capital which provides funds for the liquid and high interest bearing assets. Considering all these points, the Banks's shareholders' equity is getting steadily stronger.

7. Information on privileges given to shares representing the capital: None.

l. Common stock issue premiums, shares and equity instruments:

	Current Period 31 March 2004	Prior Period 31 December 2003
Number of shares (thousand)	1,200,000,000	1,200,000,000
Preferred stock	-	-
Common stock issue premium	-	-
Common stock cancelling profit	-	-
Other equity instruments	-	-
Total common stock issue	1,200,000,000	1,200,000,000

m. Information on shareholders having more than 10% share percentage:

Name/Commercial title	Share Amounts	Share Percentage	Paid-in Capital	Unpaid Portion
Hacı Ömer Sabancı Holding A.Ş.	394,413	32.87%	394,413	-

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 31 March 2004)

III. INFORMATION AND DISCLOSURES RELATED TO INCOME STATEMENT

a. Information on interest income:

1. Information on interest income received from associates and subsidiaries:

	Current Period 31 March 2004	Prior Period 31 March 2003
Interests received from associates and subsidiaries	539	371

2. Information on financial leasing income: None.

3. Interest received from reverse repurchase agreement transactions:

	Current Period 31 March 2004		Prior Period 31 March 2003	
	TL	FC(*)	TL	FC(*)
Interests received from reverse repurchase agreement transactions	-	-	-	-

* Foreign Currency

b. Information on interest expense:

1. Information on interest expense given to associates and subsidiaries:

	Current Period 31 March 2004	Prior Period 31 March 2003
Interest paid to associates and subsidiaries	577	89

2. Information on financial leasing expense:

	Current Period 31 March 2004	Prior Period 31 March 2003
Financial leasing expenses	154	235

3. Maturity structure of the interest expense on deposits:

Account name	Demand Deposits	Time Deposits					Total
		Up to 1 Month	Up to 3 Months	Up to 6 Months	Up to 1 Year	More than 1 Year	
TL							
Bank deposits	35	5,568	1,534	75	775	-	7,987
Saving deposits	1,819	85,488	107,402	34,232	36,507	9,098	274,546
Public sector deposits	37	-	-	-	-	-	37
Commercial deposits	998	2,343	3,885	1,169	367	1,874	10,636
Other institutions deposits	148	6,626	11,973	1,890	-	6,525	27,162
Deposits with 7 days notification	-	-	-	-	-	-	-
Total TL	3,037	100,025	124,794	37,366	37,649	17,497	320,368
FC							
Foreign currency deposits	51	7,026	29,032	13,397	7,250	4,967	61,723
Deposits with 7 days notification	-	-	-	-	-	-	-
Gold vault	-	-	-	-	-	-	-
Total FC	51	7,026	29,032	13,397	7,250	4,967	61,723
Total	3,088	107,051	153,826	50,763	44,899	22,464	382,091

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 31 March 2004)

4. Interest given to repurchase agreement transactions:

	Current Period 31 March 2004		Prior Period 31 March 2003	
	TL	FC*	TL	FC*
Interests given to repurchase agreement transactions	29,396	222	58,943	-

* Foreign Currency

On the income statement, interests given to repurchase agreement transactions are included in the "interest expense on money market transactions".

c. Net income/losses from marketable securities for investment purposes:

	Current Period 31 March 2004	Prior Period 31 March 2003
From available-for-sale securities	415,929	373,997
From held-to-maturity securities	10,329	88,123
Total	426,258	462,120

d. Information related with other operating income:

There are no extraordinary items included in the other operating income.

e. Provision expense related to loans and other receivables of the Bank:

	Current Period 31 March 2004	Prior Period 31 March 2003
Specific provisions for loans and other receivables	21,817	10,080
Unsecured	18,785	9,249
Other groups	3,032	831
General provision expenses	-	-
Marketable securities impairment expense	-	2
Impairment provision expense (*)	-	-
Other	-	-

(*) Impairment provision expense relates to associates, subsidiaries and investment securities held-to-maturity .

f. The profit and loss from associates and subsidiaries:

1. The profit and loss from associates and subsidiaries:

	Current Period (*) 31 March 2004	Prior Period (*) 31 March 2003
Income and loss from subsidiaries (+/-)	16,834	1,328
Income and loss from associates (+/-)	12,106	1,398

(*) The dividend income received from subsidiaries and associates.

2. Bank's share in profit or loss from subsidiaries and associates that are accounted for using the equity method of accounting:

   Equity method is not used in any of the subsidiaries and associates mentioned in the unconsolidated financial statements.

3. The information on income and expense related with transactions made with real or legal persons within the same risk group of the Bank:

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 31 March 2004)

Related information is disclosed in the note VI "Information and disclosures related to the Bank's risk group".

g. Information on net income or loss for the period:

1. Other operational expenses

As seen in the income statement of 31 March 2004, "Other operating expenses" amounts to TL330,346. Of this total, approximately TL132,000 is the foreign currency exchange losses of "Foreign currency indexed securities" recorded under this account in accordance with the Uniform Chart of Accounts; which require that the foreign exchange gains from the foreign currency indexed securities are recorded to "Interest income on marketable securities" account instead of "Foreign exchange gains" account. In a case where the foreign exchange rates are below the rates at the beginning of the year, as in the first quarter of 2004, foreign exchange losses from securities are deducted from the foreign exchange gains accounted to the "Interest income on marketable securities" during the year, and then the remainder is accounted as "Other operational expenses." Thus, TL132,000, essentially a foreign exchange loss, has been booked as "Other operational expense". Had this loss been booked in "foreign exchange gains/losses" account, the Bank's "Total operational expenses" would be TL198,346, and "Net foreign exchange gains" would be TL24,936.

2. Tax provision:

Effective from 1 January 2004, the use of inflation accounting principles in the calculation of the corporate tax base has been stipulated by Law 5024 published on 30 December 2003 in the Official Gazette No. 25332. In accordance with the law, if the cumulative price increase in the Wholesale Price Index (WPI) is higher than 100% for the last 36 months and higher than 10% for the last 12 months, inflation accounting principles must be taken into consideration in the calculation of tax base. At each quarter end subject to advance tax payments, the above WPI increase criteria will be considered. If the WPI index increase criteria that necessitates the application of inflation accounting is met in any of the quarters in a fiscal year, the inflation accounting principles will be applied retrospectively for the whole year, including the prior quarters.

At 31 March 2004, WPI increase is 159.05% for the last 36 months and 7.97% for the last 12 months; if the announced April 2004 increase of 2.65% is taken into consideration, the WPI increase is 132.53% and 8.91%, respectively. Even if it is assumed that the WPI will decrease by 1.59% in May and June 2004, the wholesale price increase for the last 12 months will still be above 10% at 30 June 2004. The Bank has calculated and accounted its tax provision in accordance to the inflation accounting principles at 31 March 2004, as the conditions for the application of inflation accounting are most likely to occur in 2004 and the inflation accounting will be used for the current year starting from 1 January 2004.

3. Information on any change in the accounting estimates concerning the current period or consequent periods:

No material changes are expected in the accounting estimates of the Bank in subsequent periods.

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 31 March 2004)

IV. INFORMATION AND DISCLOSURES RELATED TO OFF-BALANCE SHEET ACCOUNTS

a. Information on contingent liabilities:

1. Contingent liabilities related to joint ventures: None.

2. The accounting of contingent liabilities and assets is as follows:

   For the contingent assets: the asset is recorded in the financial statements if the probability of occurrence for the condition is near certain; the asset is explained in the notes if the probability of occurrence is high.

   For the contingent liabilities: if the probability of occurrence for the contingent liability is high and can be reliably measured, a provision is calculated and reflected in the financial statements. If the probability cannot be reliably measured, the commitment is explained in the notes. If the management does not expect any material loss as a result of these transactions or if the expected loss is very small, it is also explained in the notes.

   Accordingly, the Bank has identified certain legal proceedings outstanding against the Bank as contingent liabilities and booked a provision in the amount of TL6,296 (31 December 2003 : TL8,809).

b. Information related to off-balance sheet commitments:

1. Type and amount of irrevocable commitments: The commitments for credit card limits and cheque books amount to TL8,101,518 (31 December 2003 : TL7,902,720).

2. Type and amount of probable losses and obligations arising from off-balance sheet items:

   The Bank has no probable losses arising from off-balance sheet items. Obligations arising from off-balance sheet are disclosed in "Off-balance sheet commitments".

   2(i). Non-cash loans including guarantees, bank acceptances, collaterals and others that are accepted as financial commitments:

Bank acceptances	:	5,841
Letters of credit	:	534,050
Other commitments and contingencies	:	13,260
Total	:	553,151

   2(ii). Revocable, irrevocable guarantees and other similar commitments and contingencies:

Revocable letters of guarantee	:	63,775
Irrevocable letters of guarantee	:	1,252,896
Letters of guarantee given in advance	:	88,380
Guarantees given to customs	:	157,267
Other letters of guarantee	:	132,195
Total	:	1,694,513

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 31 March 2004)

c. Total amount of non-cash loans:

1. Total amount of non-cash loans:

	Current Period 31 March 2004	Prior Period 31 December 2003
Guarantees given against cash loans	97,952	113,357
With maturity of 1 year or less than 1 year	45,366	50,558
With maturity of more than 1 year	52,586	62,799
Other non-cash loans	2,149,712	1,971,283
Total	2,247,664	2,084,640

2. Pledges, mortgages and other restrictions, if any, on property and equipment; expenditure on property and equipment during construction, commitments for the purchase of property and equipment:

   There are no pledges, mortgages and other restrictions on property and equipment and there are no commitments for the purchase of property and equipment.

d. Brief information on ratings carried out by international rating firms:

As of 9 February 2004, Fitch Ratings upgraded the Bank's Long Term Foreign Currency Rating from "B" to "B+" and Long Term Turkish Lira Rating from "B+" to "BB-". The Bank's Long Term Turkish Lira Rating is continually above the National Rating.

At 21 October 2003, Moody's changed the Country Outlook for Foreign Currency Deposits from "stable" to "positive". The increasing demand for the local currency and decrease in real interest rates, thus recovery in liabilities, have been pointed out as the reasons for the upgrade. At the same date, the Bank's Outlook for Foreign Currency Deposits has also been upgraded to "positive".

The recent ratings are as follows:

FITCH RATINGS		
February 2004	**Rating**	**Outlook**
Foreign Currency Ratings		
Long-Term	B+	Stable
Short-Term	B	
Turkish Lira Ratings		
Long-Term	BB-	Stable
Short-Term	B	
National Rating		
Long-Term	A+ (tur)	Stable
Individual Rating	C	
Support Rating	4	

MOODY'S RATINGS		
October 2003	**Rating**	**Outlook**
Financial Strength Rating	D+	Positive
Long-Term Foreign Currency Deposit Rating	B3	Positive
Long-Term Domestic Currency Deposit Rating	Baa2	Stable
Short-Term Domestic Currency Deposit Rating	Prime-2	Stable

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 31 March 2004)

V. INFORMATION AND DISCLOSURES RELATED TO STATEMENT OF CASH FLOWS

a. Information about cash and cash equivalents:

1. Items included in cash and cash equivalents and the accounting policy used to determine these items:

   Cash and foreign currency and demand deposits in the banks including the Central Bank of Turkey are described as "Cash". Interbank money market placements and time deposits in the banks with original maturity of less than three months are described as "Cash equivalents".

2. The effect of any change in the accounting policy: None.

3. Reconciliation between the totals of cash and cash equivalents in the balance sheet and in the cash flow table given below:

   3(i). Cash and cash equivalents at the beginning of the period:

	Current Period 31 March 2004	Prior Period 31 March 2003
Cash	**429,258**	**412,736**
Cash and Foreign Currency	225,001	290,454
Demand Deposits in Banks	204,257	122,282
Cash Equivalents	**1,211,007**	**3,659,570**
Interbank Money Market	422,654	2,296,244
Time Deposits in Banks	788,353	1,363,326
Total Cash and Cash Equivalents	**1,640,265**	**4,072,306**

The total value reached as a result of transactions in the prior period is the total value of cash and cash equivalents for the beginning of the current period.

3(ii). Cash and cash equivalents at the end of period:

	Current Period 31 March 2004	Prior Period 31 March 2003
Cash	**349,412**	**431,176**
Cash and Foreign Currency	178,975	258,123
Demand Deposits in Banks	170,437	173,053
Cash Equivalents	**919,663**	**2,159,960**
Interbank Money Market	541,070	1,729,010
Time Deposits in Banks	378,593	430,950
Total Cash and Cash Equivalents	**1,269,075**	**2,591,136**

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 31 March 2004)

b. Information on cash and cash equivalent assets of the Bank that are not available for free use due to legal restrictions or other reasons:

Related with the securitization loans obtained from abroad, TL65,529 of the total "demand and time deposits up to three months" at banks is not freely usable (31 December 2003: TL75,407).

VI. INFORMATION AND DISCLOSURES RELATED TO BANK'S RISK GROUP

a. Information on the volume of transaction relating to the bank's risk group, incomplete loan and deposit transactions and income and loss of the period:

1. Current period-31 March 2004:

Bank's risk group (*)	Associates and subsidiaries		Direct and indirect shareholders of the Bank		Other items that have been included in the risk group	
	Cash	Non-cash	Cash	Non-cash	Cash	Non-cash
Loans and other receivables						
Balance at the beginning of the period	1,416	25,088	257,565	358,224	24,224	12,390
Balance at the end of the period	4,188	56,758	244,950	302,008	22,309	12,460
Interest and commission income received	539	14	11,691	199	1,130	8

* Defined in the 20th Article of the "Regulation on the Establishment and Operations of Banks".

The counterparty basis breakdown of cash loans granted to related parties is given in the table below. As can be seen from the table, a significant portion of the related party loans is granted to joint ventures with foreign partners. Companies with foreign partners and shares in foreign partnership can also be observed in the table.

Related Party Name	Loan amount 31 Mar. 2004	Loan amount 31 Dec. 2003	Major foreign partner, if any	% of foreign ownership, if any
Carrefour Sabancı Tic. Merkezi A.Ş.	4,917	7,155	Carrefour	60
Loans	250,966	312,205		
Less: Cash collateral provided	(246,049)	(305,050)		
Exsa Export San. Mamulleri Satış ve Araştırma A.Ş.	20,491	35,704	-	-
Kordsa Sabancı Dupont Endüstriyel İplik ve Kord Bezi San. ve Tic. A.Ş.	30,399	34,582	E. I. Dupont	42
Temsa Termo Mekanik San. ve Tic. A.Ş.	3,000	6,696	-	-
Pilsa Plastik San. ve Tic. A.Ş.	12,368	14,365	-	-
Sabancı Telekomünikasyon Hizmetleri A.Ş.	6,114	6,486	-	-
Sakosa Sabancı ve Kosa İplik ve Kord Bezi San. ve Tic. A.Ş.	8,390	5,323	-	-
Yünsa Yünlü San. ve Tic. A.Ş.	14,416	17,619	-	-
Dupont Sabancı International LLC.	33,250	38,009	E. I. Dupont	50
Marsa Kraft Jacobs Suchard Sabancı Gıda San. ve Tic. A.Ş.	1,402	1,632	Kraft Foods	50
Teknosa İç ve Dış Tic. A.Ş.	25,542	9,756	-	-
Toyotasa Toyota Sabancı Paz. ve Satış A.Ş.	804	3,278	Toyota Motor, Mitsui Co.	35
Enerjisa Enerji Üretim A.Ş.	2,112	2,795	E. I. Dupont, Heidelberg Cement, Bridgestone Co., Bekaert	14
Bossa Tic. ve San. İşletmeleri T.A.Ş.	10,756	12,282	-	-
Oysa Çimento San. Ve Tic. A.Ş.	3,344	3,943	-	-
İnsa A.Ş.	8,425	10,337	-	-
İnterkordsa Gmbh	9,123	10,443	E. I. Dupont	34

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 31 March 2004)

Gıdasa Sabancı Gıda San. ve Tic. A.Ş.	22,796	11,051	-	-
Universal Trading Ltd.	18,628	15,211	-	-
Brisa Bridgestone Sabancı Lastik San.Tic.A.Ş.	1,037	1,103	Bridgestone Co.	43
Others	34,133	35,435	-	-
Total	**271,447**	**283,205**		

2. Prior Period - 31 December 2003:

Bank's risk group*	Associates and subsidiaries		Direct and indirect shareholders of the Bank		Other items that have been included in the risk group	
	Cash	Non-cash	Cash	Non-cash	Cash	Non-cash
Loans and other receivables						
Balance at the beginning of the period	80	27,939	390,981	409,009	2,275	10,480
Balance at the end of the period	1,416	25,088	257,565	358,224	24,224	12,390
Interest and commission income received**	-	-	18,414	54	2,518	1

* Defined in the 20th Article of the "Regulation on the Establishment and Operations of Banks".
**As of 31 March 2003.

3. Information on deposits belonging to the Bank's risk group:

Bank's risk group(*)	Associates and subsidiaries		Direct and indirect shareholders of the Bank		Other items that have been included in the risk group	
Deposits	Current Period 31 March 2004	Prior Period 31 Dec. 2003	Current Period 31 March 2004	Prior Period 31 Dec. 2003	Current Period 31 March 2004	Prior Period 31 Dec. 2003
Balance at the beginning of the period	99,651	36,275	435,905	344,390	76,249	68,820
Balance at the end of the period	53,870	99,651	546,944	435,905	78,669	76,249
Interest on deposits**	577	89	6,298	7,747	3,476	1,802

*Defined in the 20th Article of the "Regulation on the Establishment and Operations of Banks".
** Prior period, as of 31 March 2003.

4. Information on forward and option agreements and other similar agreements made with the Bank's risk group:

Bank's risk group (*)	Associates and subsidiaries		Direct and indirect shareholders of the Bank		Other items that have been included in the risk group	
	Current Period 31 March 2004	Prior Period 31 December 2003	Current Period 31 March 2004	Prior Period 31 December 2003	Current Period 31 March 2004	Prior Period 31 December 2003
Transactions for trading purposes (**)						
Beginning of the period	913,595	701,695	3,189	-	-	-
End of the period	541,263	913,595	14,447	3,189	-	-
Total income/loss(***)	465	1,334	12	-	-	-
Transactions for hedging purposes (**)						
Beginning of the period	-	-	-	-	-	-
End of the period	-	-	-	-	-	-
Total income/loss	-	-	-	-	-	-

* Defined in the 20th Article of the "Regulation on the Establishment and Operations of Banks".
**The Bank's derivative financial instruments are classified as "trading" or "hedging" transactions in terms of Accounting Standard for Financial Derivatives. Although some derivatives hedge the Bank, they are accounted as "trading transactions" in accordance with the Accounting Standard for Financial Derivatives.
*** Prior period, as of 31 March 2003.

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 31 March 2004)

Figures presented in the table above show the sum of "sale" and "purchase" amounts of the related transactions. Each forward and swap contract and spot transaction represents a simultaneous receivable and payable to be received and paid, on a future date, in respective currencies. Accordingly, the difference between the "sale" and "purchase" transactions represents the net exposure of the Bank with respect to commitments arising from these transactions. As of 31 March 2004, net amounts of transactions with associates and subsidiaries are TL13,170 (31 December 2003: TL29,376), and for direct and indirect associates are TL (202), (31 December 2003: TL (148)).

b. With respect to the Bank's risk group:

1. The relations with entities that are included in the Bank's risk group and controlled by the Bank irrespective of the relationship between the parties:

   The relationship of the Bank with the entities that are included in the Bank's risk group covers all banking activities that are consistent with the Banking Act, within the terms of bank-customer relationship and the market conditions.

2. The type of transaction, the amount and its ratio to total transaction volume, the amount of significant items and their ratios to total items, pricing policy and other issues:

   Loans and deposits amounts are the most important items among these transactions. Pricing and other conditions are performed according to the market ratios and conditions. The ratio of related party loans to total loans is 3% (31 December 2003: 3%); the ratio of related party deposits to total deposits is 4% (31 December 2003: 3%). Transactions with related parties are not significant within the income statement items. The ratio of non-cash loans granted to related parties to total non-cash loans is 17% (31 December 2003: 19%).

3. Transactions accounted in accordance with the equity method: None.

4. Information on purchase/sale of property plant and equipment and other assets, purchase/sale of services, contracts with agents, financial lease agreements, transfer of data obtained through research and development activities, license agreements, financial (loans, cash or in kind capital aid included), commitments and contingencies and management agreements:

   Insurance products by Aksigorta and Ak Emeklilik are offered at the branch offices of the Bank which act as agencies for these firms. The entire financial leasing activities are carried through BNP Ak Dresdner Finansal Kiralama A.Ş., which is 100% owned by BNP AK Dresdner Bank A.Ş., the subsidiary of the Bank.

   The cash and non-cash loans to the related party's are granted in accordance with the limits designated by the Banking Act and the current market interest rates and conditions.

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 31 March 2004)

VII. EXPLANATION RELATED TO INFLATION ACCOUNTING

a. Financial statements have been restated to eliminate the effect on the financial statements of the changes in the purchasing power parity of the Turkish lira at the balance sheet date.

b. These inflation adjusted financial statements have been prepared based on historical statutory financial statements, except for the value increases on fixed assets due to revaluation before the statement.

c. The below conversion factors and wholesale price indices announced monthly on the same basis by the State Institute of Statistics have been used to restate the financial statements as at 31 March 2004:

Date	Price Index	Conversion factor
31 March 2004	7,862.200	1.0000
31 December 2003	7,382.100	1.0650
31 March 2003	7,281.800	1.0797
31 December 2002	6,478.800	1.2135

d. Monetary assets and liabilities, which are carried at amounts current at the balance sheet date, are not restated because they are already expressed in terms of the monetary unit current at the balance sheet date. Non-monetary assets and liabilities which are valued at current value i.e. foreign currency denominated asset and liability accounts and whose yields or capitals are indexed to inflation or foreign currency are not restated in accordance with the related regulation and accounted like monetary items when calculating monetary gain and loss.

Non-monetary assets and liabilities which are not carried at amounts current at the balance sheet date and components of shareholders' equity are restated by applying the relevant conversion factors. In the restatement, these items are restated on the basis of their initial recognition date in the balance sheet.

- Assets are restated on the basis of their acquisition dates. During the restatement of assets which are subject to depreciation, the effects of revaluation on these assets and respective accumulated depreciation, which have been recorded in accordance with the related regulation, are eliminated.

- In the restatement of shareholders' equity, transfers from revaluation fund and other similar funds to share capital are eliminated since they are not recognized as capital injection from shareholders. Transfers of amounts which do not occur as a result of revaluation such as reserves, unappropriated profit, share premiums, income from the sale of investments and real estates are deemed to be cash contributions and are restated. As a result of the restatement, any increase in the paid-in-capital with respect to the historical amount of paid-in capital is disclosed as "capital reserves due to the inflation adjustment of paid-in capital" under equity in the financial statements.

- All items in the statement of income are restated by applying the monthly conversion factors. Since the wholesale price indices reflect monthly price changes, the same monthly conversion factors are used for all the transactions realized within a month.

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 31 March 2004)

- The effects of inflation on the Bank's net monetary position are included in the statement of income as "gain or loss on net monetary position".

- All Turkish lira denominated investments, associates, subsidiaries and share certificates included in the available-for-sale portfolio are adjusted after deduction of the increases in the value of these investments due to the increases in their capitals from revaluation and other funds as well as capitalized financial expenses if any.

- Foreign currency denominated investments, associates, subsidiaries and share certificates included in the available-for-sale portfolio are valued at foreign currency acquisition costs restated in terms of the evaluation rates at the balance sheet date.

- If the inflation adjusted value is higher than the net realizable value, the values of related investments, associates, subsidiaries and share certificates included in the available-for-sale portfolio, are reduced to the net realizable or fair value, if impairment is permanent.

e. In the restatement of assets subject to depreciation, revaluation values calculated in accordance with the related regulation are eliminated. Depreciation is calculated over the restated amounts of property and equipment using the straight-line method to write off the restated cost of each asset to its residual value over its estimated useful life. Information on the useful lives of the assets are disclosed in the related notes.

f. Registered values of reserves and paid-in capital (inflation unadjusted balances) under the Turkish Commercial Code and the Articles of Association of the Bank are as follows:

	31 March 2004	31 December 2003
Paid-in capital	1,200,000	1,200,000
Legal reserves	225,360	119,117
General reserves	2,549,208	1,298,453

g. The financial statements of the Bank as of 31 December 2003 have been audited by Başaran Nas Serbest Muhasebeci ve Mali Müşavirlik A.Ş., (a member of PricewaterhouseCoopers). In the auditor's report, it is stated that the financial statements present fairly, in all material respects, the financial position of the Bank and the result of its operations and its cash flows for the year then ended in accordance with accounting principles and standards set out by the regulations in conformity with Article 13 of the Banking Act.

h. Income and expenses accrued for the period; a statement to confirm the existence of objective measures that income and expenses are not seasonal and evenly distributed:

Income and expenses accrued during the period and income and expenses made during the period are not seasonal and evenly distributed. Although this situation permits the usage of "average indices" for the restatement of income statement items, "monthly" income and expense balances were obtained and these balances excluding "tax provision" were restated separately with the relevant month's indices, in order to perform more precise calculations and fair presentation of financial statements.

VIII. INFORMATION THAT SHOULD BE DISCLOSED RELATED TO SUBSEQUENT EVENTS

1. **Subsequent events and non-finalized transactions and their effect on the financial statements:**

   None.

2. **Information about significant changes in the foreign exchange rates after the balance sheet date and their effects on foreign currency transactions, financial statements and foreign operations of the Bank.**

   As mentioned in Section Four-note V, the foreign currency exposure of the Bank is very low, thus the effect of any change in the rates will not be significant.

SECTION SIX
OTHER EXPLANATIONS AND NOTES

I. OTHER EXPLANATIONS RELATED TO BANK'S OPERATIONS

None.

II. EXPLANATION ADDED FOR CONVENIENCE TRANSLATION INTO ENGLISH

The effects of differences between accounting principles and standards set out by regulations in conformity with the Article 13 of the Banking Act No. 4389, accounting principles generally accepted in countries in which these financial statements are to be distributed and International Financial Reporting Standards ("IFRS") have not been quantified in these financial statements. Accordingly, these financial statements are not intended to present the financial position, results of operations and changes in the financial position and cash flows in accordance with the accounting principles generally accepted in such countries and IFRS.

SECTION SEVEN
EXPLANATIONS ON AUDITOR'S REVIEW REPORT

I. EXPLANATION ON REVIEW REPORT

The financial statements as at and for the period ended 31 March 2004 have been reviewed by Başaran Nas Serbest Muhasebeci ve Mali Müşavirlik A.Ş. (a member of PricewaterhouseCoopers), and in the auditor's review report dated 5 May 2004 it is stated that nothing has come to their attention to believe that the financial statements do not give a true and fair view of the financial position of the Bank at 31 March 2004 and the result of its operations for the period then ended in accordance with accounting principles and standards set out by the regulations in conformity with Article 13 of the Banking Act.

....

CONVENIENCE TRANSLATION INTO ENGLISH OF PUBLICLY AVAILABLE UNCONSOLIDATED FINANCIAL STATEMENTS AND AUDITOR'S REVIEW REPORT ORIGINALLY ISSUED IN TURKISH, SEE NOTE IN SECTION SIX/II

AKBANK T.A.Ş.

FINANCIAL STATEMENTS
AND AUDITOR'S REVIEW REPORT
AT 30 JUNE 2004

CONVENIENCE TRANSLATION INTO ENGLISH OF AUDITOR'S REVIEW REPORT ORIGINALLY ISSUED IN TURKISH

AKBANK T.A.Ş.

AUDITOR'S REVIEW REPORT FOR THE PERIOD 1 JANUARY - 30 JUNE 2004

To the Board of Directors of
Akbank T.A.Ş.

1. We have reviewed the accompanying balance sheet of Akbank T.A.Ş. ("the Bank") at 30 June 2004 and the related statement of income, of cash flows and of changes in shareholders' equity for the period then ended. These financial statements are the responsibility of the Bank's management. Our responsibility is to issue a report on these financial statements based on our review.

2. We conducted our review in accordance with the Uniform Chart of Accounts of banks, accounting standards and the independent audit principles in conformity with Banking Act No. 4389. Those principles require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries concerning the Bank's personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

3. Based on our review, nothing has come to our attention that causes us to believe that the accompanying financial statements do not give a true and fair view of the financial position of Akbank T.A.Ş. at 30 June 2004 and the results of operations and cash flows for the period then ended in accordance with accounting principles and standards set out by the regulations in conformity with Article 13 of the Banking Act.

   Additional paragraph for convenience translation into English:

4. The effects of differences between accounting principles and standards set out by the regulations in conformity with Article 13 of the Banking Act No. 4389, accounting principles generally accepted in countries in which the accompanying financial statements are to be distributed and International Financial Reporting Standards ("IFRS") have not been quantified in the accompanying financial statements. Accordingly, the accompanying financial statements are not intended to present the financial position, results of operations and changes in financial position and cash flows in accordance with the accounting principles generally accepted in such countries and IFRS.

Başaran Nas Serbest Muhasebeci
Mali Müşavirlik Anonim Şirketi
a member of
PricewaterhouseCoopers

Zeynep Uras, SMMM
Istanbul, 28 July 2004

CONVENIENCE TRANSLATION INTO ENGLISH
OF PUBLICLY AVAILABLE UNCONSOLIDATED FINANCIAL STATEMENTS AND AUDITOR'S REPORT
ORIGINALLY ISSUED IN TURKISH, SEE NOTE IN SECTION SIX/II

AKBANK T.A.Ş.

THE REPRESENTATION LETTER OF BANK MANAGEMENT ON THE PUBLICLY AVAILABLE REVIEWED UNCONSOLIDATED FINANCIAL STATEMENTS AND NOTES TO THE FINANCIAL STATEMENTS AT 30 JUNE 2004

The financial reporting package includes the following sections in accordance with "Communiqué 17 Financial Statements and Related Explanation and Notes" as sanctioned by the Banking Supervision and Regulation Agency:

- **Section One** - GENERAL INFORMATION
- **Section Two** - UNCONSOLIDATED FINANCIAL STATEMENTS
- **Section Three** - EXPLANATIONS ON SIGNIFICANT ACCOUNTING POLICIES
- **Section Four** - INFORMATION RELATED TO FINANCIAL POSITION
- **Section Five** - INFORMATION AND DISCLOSURES RELATED TO FINANCIAL STATEMENTS
- **Section Six** - OTHER EXPLANATIONS AND NOTES
- **Section Seven** - EXPLANATIONS ON AUDITOR'S REVIEW REPORT

The accompanying reviewed unconsolidated financial statements and notes to these financial statements which are expressed, unless otherwise stated, in billions of Turkish lira in terms of the purchasing power of Turkish lira at 30 June 2004, have been prepared based on the accounting books of the Bank in accordance with the Accounting Application Regulation and the communiqués on accounting standards.

28 July 2004

Özen GÖKSEL	Zafer KURTUL	Balamir YENİ	Atıl ÖZUS
Member of the Board of Directors in charge of Internal Audit	President	Executive Vice President	Manager

CONVENIENCE TRANSLATION INTO ENGLISH OF PUBLICLY AVAILABLE FINANCIAL STATEMENTS ORIGINALLY ISSUED IN TURKISH, SEE NOTE IN SECTION SIX/II

AKBANK T.A.Ş.

UNCONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD 1 JANUARY - 30 JUNE 2004

CONTENTS

AKBANK T.A.Ş.

UNCONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD 1 JANUARY - 30 JUNE 2004

PAGE

SECTION FOUR
INFORMATION RELATED TO FINANCIAL POSITION

SECTION FIVE
INFORMATION AND DISCLOSURES RELATED TO FINANCIAL STATEMENTS

SECTION SIX
OTHER EXPLANATIONS AND NOTES

SECTION SEVEN
EXPLANATIONS ON AUDITOR'S REVIEW REPORT

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 30 June 2004)

SECTION ONE
GENERAL INFORMATION

I. BANK'S SERVICES AND NATURE OF OPERATIONS

Akbank T.A.Ş. ("the Bank" or "Akbank") was established on 30 January 1948 as a private commercial bank, in accordance to the decision of the Council of Ministers, No. 3/6710; it was authorised to perform all economic, financial and commercial activities which are allowed by the laws of Turkish Republic. As of 30 June 2004, the Bank had 619 branches dispersed throughout the country, representative office and 8 branches operating outside the country (31 December 2003: 611 branches, 1 representative office and 8 branches operating outside the country). As at 30 June 2004, the Bank employed 10,168 people (31 December 2003: 9,964 people). In addition to regular banking operations, the Bank also provides insurance intermediary services as an agency of Aksigorta A.Ş. and Ak Emeklilik A.Ş..

Some of the Bank's shares have been quoted on the Istanbul Stock Exchange since 1990. In 1998, 4.03% of the outstanding share capital of the Bank was offered and sold in an international offering outside of Turkey in the form of Ordinary Shares and American Depository Receipt ("ADR"). As of 30 June 2004, almost 34% of the shares are publicly traded, including the ADRs.

II. INFORMATION ABOUT THE BANK'S MAJOR SHAREHOLDING GROUP

The major shareholder group, directly or indirectly, is Sabancı Group.

III. INFORMATION AND DISCLOSURES ON INTERIM FINANCIAL STATEMENTS

a. The consistent accounting policies and methods with the policies applied in the preparation of the year-end financial statements are applied in the preparation of the interim financial statements, without being changed. These accounting policies are explained in Section three in detail.

b. There are no transactions of a seasonal or periodical nature in the interim period.

c. There are no fundamental errors or significant temporary transactions affecting the financial statements.

d. There are no accounts affecting the shareholders' equity, net income and cash flows which originated from extraordinary transactions.

e. There are no changes in the estimated amounts related to the current period on the basis of the materiality principle.

f. There are no repayments within the period related to securities issued.

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 30 June 2004)

III. INFORMATION AND DISCLOSURES ON INTERIM FINANCIAL STATEMENTS (Continued)

g. Explanations related with dividends paid:

The ordinary General Assembly meeting of the Bank was held on 29 March 2004. In the ordinary General Assembly meeting, it was decided that of the TL1,324,524 net income obtained from 2003 operations; TL420,156 would be distributed in cash to the Bank shareholders, founder's share and usufruct shares, and TL300,000 of the profit would be added to the paid-in capital by issuing bonus shares to the shareholders; and the remaining TL604,368 would be set aside as Legal and Extraordinary reserves (the amounts were stated in the purchasing power of TL at 31 December 2003).

The capital increase is registered as of 31 May 2004. Cash dividend payments have been substantially completed, and the Bank started the required procedures for share capital increase through issuing bonus shares as of date of these financial statements .

h. There are no important subsequent events whose effects should be reflected in the interim financial statements.

i. There are no transactions affecting the structure of the Bank, like purchase or sale of subsidiaries, long-term investments restructuring or discontinuing of operations.

j. There have been no changes in contingent liabilities following the preparation date of the financial statements.

IV. OTHER INFORMATION

a. Address of the headquarters:

Sabancı Center 34330, 4. Levent / Istanbul

b. Telephone and fax numbers:

Telephone : (0 212) 270 00 44
Fax : (0 212) 269 77 87

c. Internet address:

www.akbank.com

d. Reporting period:

1 January-30 June 2004

AKBANK T.A.Ş.
I- INFLATION ADJUSTED BALANCE SHEETS AT 30 JUNE 2004 AND 31 DECEMBER 2003

(Amounts are expressed in billions of Turkish Lira (TL) in terms of purchasing power of TL at 30 June 2004)

	ASSETS		CURRENT PERIOD (30/06/2004)			PRIOR PERIOD (31/12/2003)		
		Notes (Section V)	TL	Foreign Currency	Total	TL	Foreign Currency	Total
I.	**Cash**	(I-a)	**103,512**	**102,871**	**206,383**	**117,240**	**113,826**	**231,066**
1.1	Cash		98,271	-	98,271	117,165	-	117,165
1.2	Foreign Currency		-	99,807	99,807	-	110,643	110,643
1.3	Balances with the Central Bank of Turkey		5,115	536	5,651	75	2,542	2,617
1.4	Other		126	2,528	2,654	-	641	641
II.	**Trading Securities (Net)**	(I-b)	**185,759**	**5,217,398**	**5,403,157**	**1,345,244**	**5,936,044**	**7,281,288**
2.1	Government Debt Securities		185,757	5,200,723	5,386,480	1,345,220	5,918,713	7,263,933
2.1.1	Government Bonds		182,637	5,200,723	5,383,360	1,069,186	5,918,713	6,987,899
2.1.2	Treasury Bills		3,120	-	3,120	276,034	-	276,034
2.1.3	Other Public Debt Securities		-	-	-	-	-	-
2.2	Share Certificates		2	-	2	24	-	24
2.3	Other Marketable Securities		-	16,675	16,675	-	17,331	17,331
III.	**Banks and Other Financial Institutions**		**22**	**934,590**	**934,612**	**2,192**	**1,003,015**	**1,005,207**
3.1	Due from Banks		22	934,590	934,612	2,192	1,003,015	1,005,207
3.1.1	Domestic Banks		22	-	22	2,192	-	2,192
3.1.2	Foreign Banks		-	934,590	934,590	-	1,003,015	1,003,015
3.1.3	Foreign Offices and Branches		-	-	-	-	-	-
3.2	Other Financial Institutions		-	-	-	-	-	-
IV.	**Money Markets**		**115,000**	**406,514**	**521,514**	-	**429,132**	**429,132**
4.1	Interbank Money Market Placements		115,000	406,514	521,514	-	429,132	429,132
4.2	Receivables from Istanbul Stock Exchange Money Market		-	-	-	-	-	-
4.3	Receivables from Reverse Repurchase Agreements		-	-	-	-	-	-
V.	**Available-for-sale Securities (Net)**	(I-c)	**6,473,237**	**2,297,905**	**8,771,142**	**5,563,632**	**1,690,231**	**7,253,863**
5.1	Share Certificates		12,454	72	12,526	13,264	75	13,339
5.2	Other Marketable Securities		6,460,783	2,297,833	8,758,616	5,550,368	1,690,156	7,240,524
VI.	**Loans**	(I-d)	**5,511,714**	**5,045,184**	**10,556,898**	**4,149,114**	**5,277,585**	**9,426,699**
6.1	Short-term		3,298,534	803,116	4,101,650	2,498,444	1,022,449	3,520,893
6.2	Medium and Long-term		2,213,180	4,242,068	6,455,248	1,650,670	4,255,136	5,905,806
6.3	Loans under Follow-up		91,546	35,975	127,521	75,772	43,784	119,556
6.4	Specific Provisions (-)		91,546	35,975	127,521	75,772	43,784	119,556
VII.	**Factoring Receivables**		-	-	-	-	-	-
VIII.	**Held-to-maturity Securities (Net)**	(I-e)	**322,382**	-	**322,382**	**697,222**	-	**697,222**
8.1	Government Debt Securities		322,382	-	322,382	697,222	-	697,222
8.1.1	Government Bonds		322,382	-	322,382	697,222	-	697,222
8.1.2	Treasury Bills		-	-	-	-	-	-
8.1.3	Other Public Debt Securities		-	-	-	-	-	-
8.2	Other Marketable Securities		-	-	-	-	-	-
IX.	**Investments and Associates (Net)**	(I-f)	**105,148**	**102,025**	**207,173**	**106,934**	**103,022**	**209,956**
9.1	Financial Investments and Associates		80,417	102,025	182,442	80,648	103,022	183,670
9.2	Non-financial Investments and Associates		24,731	-	24,731	26,286	-	26,286
X.	**Subsidiaries (Net)**	(I-g)	**106,171**	**91,041**	**197,212**	**106,171**	**96,528**	**202,699**
10.1	Financial Subsidiaries		106,171	91,041	197,212	106,171	96,528	202,699
10.2	Non-Financial Subsidiaries		-	-	-	-	-	-
XI.	**Oher Investments (Net)**		-	-	-	-	-	-
XII.	**Financial Lease Receivables (Net)**	(I-h)	-	-	-	-	-	-
12.1	Gross Financial Lease Receivables		-	-	-	-	-	-
12.2	Unearned Income (-)		-	-	-	-	-	-
XIII.	**Reserve Requirements with the Central Bank of Turkey**		**368,338**	**1,187,895**	**1,556,233**	**475,400**	**1,174,853**	**1,650,253**
XIV.	**Miscellaneous Receivables**		**29,540**	**534**	**30,074**	**41,286**	**493**	**41,779**
XV.	**Accrued Interest and Income Receivable**	(I-i)	**911,135**	**358,551**	**1,269,686**	**2,240,883**	**529,765**	**2,770,648**
15.1	Loans		90,015	49,481	139,496	140,578	45,025	185,603
15.2	Marketable Securities		806,632	241,335	1,047,967	2,083,226	274,087	2,357,313
15.3	Other		14,488	67,735	82,223	17,079	210,653	227,732
XVI.	**Property and Equipment (Net)**		**599,086**	**7,623**	**606,709**	**620,572**	**6,926**	**627,498**
16.1	Book Value		991,465	8,281	999,746	977,047	8,418	985,465
16.2	Accumulated Depreciation (-)		392,379	658	393,037	356,475	1,492	357,967
XVII.	**Intangible Assets (Net)**		**17,507**	-	**17,507**	**20,802**	-	**20,802**
17.1	Goodwill		-	-	-	-	-	-
17.2	Other		38,700	-	38,700	38,700	-	38,700
17.3	Accumulated Amortisation (-)		21,193	-	21,193	17,898	-	17,898
XVIII.	**Other Assets**	(I-j)	**116,379**	**5,020**	**121,399**	**20,985**	**13,971**	**34,956**
	TOTAL ASSETS		14,964,930	15,757,151	30,722,081	15,507,677	16,375,391	31,883,068

The accompanying notes form an integral part of these financial statements.

AKBANK T.A.Ş.
II- INFLATION ADJUSTED BALANCE SHEETS AT 30 JUNE 2004 AND 31 DECEMBER 2003

(Amounts are expressed in billions of Turkish Lira (TL) in terms of purchasing power of TL at 30 June 2004)

	LIABILITIES and SHAREHOLDERS' EQUITY		CURRENT PERIOD (30/06/2004)			PRIOR PERIOD (31/12/2003)		
		Notes (Section V)	TL	Foreign Currency	Total	TL	Foreign Currency	Total
I.	**Deposits**	(II-a)	**7,224,422**	**12,280,358**	**19,504,780**	**6,482,141**	**14,175,278**	**20,657,419**
1.1	Bank Deposits		91,857	968,736	1,060,593	133,685	1,313,270	1,446,955
1.2	Saving Deposits		5,380,902	-	5,380,902	4,788,965	-	4,788,965
1.3	Public Sector Deposits		181,332	-	181,332	14,583	-	14,583
1.4	Commercial Deposits		1,374,656	-	1,374,656	1,309,512	-	1,309,512
1.5	Other Institutions Deposits		195,675	-	195,675	235,396	-	235,396
1.6	Foreign Currency Deposits		-	11,311,622	11,311,622	-	12,862,008	12,862,008
1.7	Gold Vault		-	-	-	-	-	-
II.	**Money Markets**	(II-b)	**436,500**	**129,394**	**565,894**	**651,946**	-	**651,946**
2.1	Funds from Interbank Money Market		-	-	-	-	-	-
2.2	Funds from Istanbul Stock Exchange Money Market		-	-	-	-	-	-
2.3	Funds Provided Under Repurchase Agreements		436,500	129,394	565,894	651,946	-	651,946
III.	**Funds Borrowed**	(II-c)	**41,918**	**4,292,130**	**4,334,048**	**36,024**	**3,908,634**	**3,944,658**
3.1	Funds Borrowed from the Central Bank of Turkey		-	-	-	-	-	-
3.2	Other Funds Borrowed		41,918	4,292,130	4,334,048	36,024	3,908,634	3,944,658
3.2.1	Domestic Banks and Institutions		41,918	18,639	60,557	36,024	15,270	51,294
3.2.2	Foreign Banks, Institutions, and Funds		-	4,273,491	4,273,491	-	3,893,364	3,893,364
IV.	**Marketable Securities Issued (Net)**	(II-d)	-	-	-	-	-	-
4.1	Bills		-	-	-	-	-	-
4.2	Asset Backed Securities		-	-	-	-	-	-
4.3	Bonds		-	-	-	-	-	-
V.	**Funds**	(II-e)	-	-	-	-	-	-
VI.	**Miscellaneous Payables**	(II-f)	**58,468**	**18,415**	**76,883**	**69,196**	**44,435**	**113,631**
VII.	**Other Liabilities**	(II-g)	**157,527**	**184,072**	**341,599**	**14,560**	**180,796**	**195,356**
VIII.	**Taxes and Other Duties Payable**		**43,754**	**99**	**43,853**	**56,897**	**535**	**57,432**
IX.	**Factoring Payables**		-	-	-	-	-	-
X.	**Financial Lease Payables (Net)**	(II-h)	**89**	**8,769**	**8,858**	**418**	**11,053**	**11,471**
10.1	Gross Financial Lease Payables		89	9,286	9,375	418	12,549	12,967
10.2	Deferred Financial Lease Expenses (-)		-	517	517	-	1,496	1,496
XI.	**Accrued Interest and Expenses Payable**	(II-i)	**229,691**	**82,560**	**312,251**	**188,562**	**79,600**	**268,162**
11.1	Deposits		193,459	48,806	242,265	108,190	44,728	152,918
11.2	Borrowings		-	18,589	18,589	2,251	20,356	22,607
11.3	Repurchase Agreements		445	377	822	561	-	561
11.4	Other		35,787	14,788	50,575	77,560	14,516	92,076
XII.	**Provisions**	(II-j)	**190,182**	**1,079**	**191,261**	**518,143**	**6,963**	**525,106**
12.1	General Loan Loss Provision		63,274	-	63,274	56,284	-	56,284
12.2	Reserve for Employment Termination Benefits		11,999	-	11,999	12,325	-	12,325
12.3	Provision for Income Taxes	(III-f-2)	-	-	-	283,410	-	283,410
12.4	Insurance Technical Provisions (Net)		-	-	-	-	-	-
12.5	Other Provisions		114,909	1,079	115,988	166,124	6,963	173,087
XIII.	**Subordinated Loans**	(II-j)	-	**4,653**	**4,653**	-	**4,933**	**4,933**
XIV.	**Shareholders' Equity**	(II-k)	**5,337,477**	**524**	**5,338,001**	**5,446,999**	**5,955**	**5,452,954**
14.1	Paid-in Capital		1,500,000	-	1,500,000	1,200,000	-	1,200,000
14.2	Capital Reserves		2,290,010	524	2,290,534	2,502,683	5,955	2,508,638
14.2.1	Share Premium	(II-l)	-	-	-	-	-	-
14.2.2	Share Cancellation Profits		-	-	-	-	-	-
14.2.3	Marketable Securities Valuation Fund		(58,850)	524	(58,326)	150,659	5,955	156,614
14.2.4	Revaluation Fund		-	-	-	-	-	-
14.2.5	Evaluation Differences		-	-	-	-	-	-
14.2.6	Other Capital Reserves		-	-	-	-	-	-
14.2.7	Adjustment to Share Capital		2,348,860	-	2,348,860	2,352,024	-	2,352,024
14.3	Profit Reserves		1,020,884	-	1,020,884	312,030	-	312,030
14.3.1	Legal Reserves		152,911	-	152,911	45,040	-	45,040
14.3.2	Status Reserves		-	-	-	-	-	-
14.3.3	Extraordinary Reserves		867,973	-	867,973	266,990	-	266,990
14.3.4	Other Profit Reserves		-	-	-	-	-	-
14.4	Income or (Loss)		526,583	-	526,583	1,432,286	-	1,432,286
14.4.1	Prior Years' Income and Losses		-	-	-	-	-	-
14.4.2	Current Year Income and Loss		526,583	-	526,583	1,432,286	-	1,432,286
	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**13,720,028**	**17,002,053**	**30,722,081**	**13,464,886**	**18,418,182**	**31,883,068**

The accompanying notes form an integral part of these financial statements.

AKBANK T.A.Ş.

III- INFLATION ADJUSTED INCOME STATEMENTS FOR THE PERIODS ENDED 30 JUNE 2004 AND 31 DECEMBER 2003

(Amounts are expressed in billions of Turkish Lira (TL) in terms of purchasing power of TL at 30 June 2004)

	INCOME and EXPENSES	Notes (Section V)	CURRENT PERIOD (01/01-30/06/2004)	PRIOR PERIOD (01/01-30/06/2003)	CURRENT PERIOD (01/04-30/06/2004)	PRIOR PERIOD (01/04-30/06/2003)
I.	**Interest Income**	(III-a)	**2,080,203**	**2,370,618**	**1,069,382**	**1,103,933**
1.1	Interest on Loans		784,084	457,776	400,850	229,157
1.1.1	Interest on TL Loans		683,154	334,188	349,513	176,621
1.1.1.1	Short-term Loans		426,719	259,631	214,395	137,472
1.1.1.2	Medium and Long-term Loans		256,435	74,557	135,118	39,149
1.1.2	Interest on Foreign Currency Loans		91,650	116,345	47,236	49,229
1.1.2.1	Short-term Loans		15,902	30,363	8,122	11,061
1.1.2.2	Medium and Long-term Loans		75,748	85,982	39,114	38,168
1.1.3	Interest on Loans Under Follow-up		9,280	7,243	4,101	3,307
1.1.4	Premiums Received from Resource Utilisation Support Fund		-	-	-	-
1.2	Interest Received from Reserve Requirements with the Central Bank of Turkey		32,578	38,920	15,996	18,839
1.3	Interest Received from Banks		6,700	10,439	3,186	4,903
1.3.1	The Central Bank of Turkey		11	3	6	3
1.3.2	Domestic Banks		1,568	1,054	235	575
1.3.3	Foreign Banks		5,121	9,382	2,945	4,325
1.4	Interest Received from Money Market Transactions		31,835	263,642	12,703	78,098
1.5	Interest Received from Marketable Securities Portfolio	(III-f-1)	1,224,534	1,597,923	636,405	771,195
1.5.1	Trading Securities		316,992	949,227	161,654	633,594
1.5.2	Available-for-sale Securities		827,608	606,776	405,304	185,155
1.5.3	Held-to-maturity Securities		79,934	41,920	69,447	(47,554)
1.6	Other Interest Income		472	1,918	242	1,741
II.	**Interest Expense**	(III-b)	**890,767**	**1,123,147**	**451,695**	**527,043**
2.1	Interest on Deposits	(III-b-3)	782,252	955,775	394,305	450,310
2.1.1	Bank Deposits		18,957	14,855	10,848	7,890
2.1.2	Saving Deposits		551,041	655,081	272,287	314,442
2.1.3	Public Sector Deposits		69	75	31	48
2.1.4	Commercial Deposits		22,206	51,749	11,407	18,935
2.1.5	Other Institutions Deposits		58,420	68,533	30,842	28,537
2.1.6	Foreign Currency Deposits		131,559	165,482	68,890	80,458
2.1.7	Gold Vault		-	-	-	-
2.2	Interest on Money Market Transactions	(III-b-4)	62,407	113,656	32,269	51,388
2.3	Interest on Funds Borrowed		45,259	51,726	24,676	24,324
2.3.1	The Central Bank of Turkey		-	-	-	-
2.3.2	Domestic Banks		2,871	3,789	2,493	2,083
2.3.3	Foreign Banks		35,893	41,531	18,853	19,417
2.3.4	Foreign Offices and Branches		-	-	-	-
2.3.5	Other Financial Institutions		6,495	6,406	3,330	2,824
2.4	Interest on Securities Issued		-	-	-	-
2.5	Other Interest Expenses		849	1,990	445	1,021
III.	**Net Interest Income (I-II)**		**1,189,436**	**1,247,471**	**617,687**	**576,890**
IV.	**Net Fees and Commissions Income**		**184,492**	**80,322**	**99,472**	**48,475**
4.1	Fees and Commissions Received		286,114	196,573	151,753	101,764
4.1.1	Cash Loans		43,159	36,298	23,557	13,933
4.1.2	Non-cash Loans		11,305	9,388	6,095	4,642
4.1.3	Other		231,650	150,887	122,101	83,189
4.2	Fees and Commissions Paid		101,622	116,251	52,281	53,289
4.2.1	Cash Loans		11,758	10,972	6,097	5,451
4.2.2	Non-cash Loans		62	151	60	76
4.2.3	Other		89,802	105,128	46,124	47,762
V.	**Dividend Income**		**639**	**1,308**	**175**	**494**
5.1	Trading Securities		-	-	-	-
5.2	Available-for-sale Securities		639	1,308	175	494
VI.	**Net Trading Income/(Loss)**		**114,245**	**518,720**	**(170,273)**	**437,607**
6.1	Trading Gains on Securities (Net)		213,964	162,555	84,529	89,724
6.1.1	Trading Gains on Securities		273,375	175,614	134,191	49,882
6.1.1.1.	Trading Gains on Derivative Financial Instruments		16,623	15,496	10,363	8,396
6.1.1.2.	Other		256,752	160,118	123,828	41,486
6.1.2.	Trading Losses on Securities (-)		59,411	13,059	49,662	(39,842)
6.1.2.1.	Trading Losses on Derivative Financial Instruments		1,869	1,307	(37)	705
6.1.2.2.	Other		57,542	11,752	49,699	(40,547)
6.2	Foreign Exchange Gains or (Losses) (Net)	(III-f-1)	(99,719)	356,165	(254,802)	347,883
6.2.1.	Foreign Exchange Gains		1,459,609	6,776,122	464,636	4,681,395
6.2.2.	Foreign Exchange Losses (-)		1,559,328	6,419,957	719,438	4,333,512
VII.	**Other Operating Income**	(III-c)	**82,291**	**42,802**	**26,146**	**19,506**
VIII.	**Operating Income (III+IV+V+VI+VII)**		**1,571,103**	**1,890,623**	**573,207**	**1,082,972**
IX.	**Provision for Loan Losses and Other Receivables (-)**	(III-d)	**59,560**	**20,753**	**37,409**	**10,518**
X.	**Other Operating Expenses (-)**	(III-f-1)	**436,333**	**647,324**	**100,924**	**439,926**
XI.	**Net Operating Income (VII-IX-X)**		**1,075,210**	**1,222,546**	**434,874**	**632,528**
XII.	**Income from Investments and Associates**	(III-e)	**29,383**	**5,608**	**-**	**2,841**
XIII.	**Income/(Loss) on Net Monetary Position**		**(341,782)**	**(328,366)**	**(61,050)**	**35,088**
XIV.	**Income Before Income Taxes (XI+XII+XIII)**		**762,811**	**899,788**	**373,824**	**670,457**
XV.	**Provision for Income Taxes (-)**	(III-f-2)	**236,228**	**359,811**	**100,222**	**198,987**
XVI.	**Net Income/(Loss) Before Extraordinary Items (XIV-XV)**		**526,583**	**539,977**	**273,602**	**471,470**
XVII.	**Extraordinary Income/(Loss) After Taxes**		-	-	-	-
18.1	Extraordinary Income/(Loss) Before Taxation		-	-	-	-
18.1.1	Extraordinary Income		-	-	-	-
18.1.2	Extraordinary Expenses (-)		-	-	-	-
18.2	Provision for Taxes on Extraordinary Income (-)		-	-	-	-
XVIII.	NET INCOME/(LOSS) (XVI+XVII)		526,583	539,977	273,602	471,470
	Earnings/(Loss) per share in TL full		351	360	182	314

The accompanying notes form an integral part of these financial statements.

IV. INFLATION ADJUSTED OFF-BALANCE SHEET COMMITMENTS AT 30 JUNE 2004 AND 31 DECEMBER 2003

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 30 June 2004)

		Notes	CURRENT PERIOD (30/06/2004)			PRIOR PERIOD (31/12/2003)		
		(Section V)	TL	Foreign Currency	TOTAL	TL	Foreign Currency	TOTAL
A.	**OFF-BALANCE SHEET COMMITMENTS**		**9,142,680**	**8,670,194**	**17,812,874**	**7,453,285**	**8,431,570**	**15,884,855**
I.	**GUARANTEES AND WARRANTIES**	**(IV-b), (IV-c)**	**909,350**	**1,644,873**	**2,554,223**	**885,187**	**1,231,404**	**2,116,591**
1.1.	Letters of Guarantee		886,941	1,079,508	1,966,449	880,383	647,441	1,527,824
1.1.1.	Guarantees Subject to State Tender Law		137,370	81,584	218,954	122,394	102,386	224,780
1.1.2.	Guarantees Given for Foreign Trade Operations		-	521,380	521,380	-	242,718	242,718
1.1.3.	Other Letters of Guarantee		749,571	476,544	1,226,115	757,989	302,337	1,060,326
1.2.	Bank Acceptances		-	9,031	9,031	2	9,013	9,015
1.2.1.	Import Letter of Acceptance		-	9,031	9,031	2	9,013	9,015
1.2.2.	Other Bank Acceptances		-	-	-	-	-	-
1.3.	Letters of Credit		-	555,417	555,417	-	573,965	573,965
1.3.1.	Documentary Letters of Credit		-	502,727	502,727	-	559,344	559,344
1.3.2.	Other Letters of Credit		-	52,690	52,690	-	14,621	14,621
1.4.	Prefinancing Given as Guarantee		-	-	-	-	-	-
1.5.	Endorsements		-	-	-	-	-	-
1.5.1.	Endorsements to the Central Bank of Turkey		-	-	-	-	-	-
1.5.2.	Other Endorsements		-	-	-	-	-	-
1.6.	Securities Issue Purchase Guatantees		-	-	-	-	-	-
1.7.	Factoring Guarantees		-	-	-	-	-	-
1.8.	Other Guarantees		15,709	917	16,626	-	970	970
1.9.	Other Collaterals		6,700	-	6,700	4,802	15	4,817
II.	**COMMITMENTS**	**(IV-b)**	**8,201,022**	**1,482,424**	**9,683,446**	**6,505,386**	**1,519,022**	**8,024,408**
2.1.	Irrevocable Commitments		8,201,022	1,482,424	9,683,446	6,505,386	1,519,022	8,024,408
2.1.1.	Asset Purchase Commitments		10,000	46,424	56,424	568	-	568
2.1.2.	Deposit Purchase and Sales Commitments		-	-	-	-	-	-
2.1.3.	Share Capital Commitments to Associates and Subsidiaries		-	-	-	-	-	-
2.1.4.	Loan Granting Commitments		-	-	-	-	-	-
2.1.5.	Securities Issue Brokerage Commitments		-	-	-	-	-	-
2.1.6.	Commitments for Reserve Deposit Requirements		-	-	-	-	-	-
2.1.7.	Payment Commitments for Cheques		1,072,875	-	1,072,875	1,047,773	-	1,047,773
2.1.8.	Tax and Fund Liabilities from Export Commitments		-	-	-	-	-	-
2.1.9.	Commitments for Credit Card Limits		7,118,147	1,436,000	8,554,147	5,457,045	1,519,022	6,976,067
2.1.10	Receivables from Short Sale Commitments of Marketable Securities		-	-	-	-	-	-
2.1.11	Payables for Short Sale Commitments of Marketable Securities		-	-	-	-	-	-
2.1.12	Other Irrevocable Commitments		-	-	-	-	-	-
2.2	Revocable Commitments		-	-	-	-	-	-
2.2.1	Revocable Loan Granting Commitments		-	-	-	-	-	-
2.2.2	Other Revocable Commitments		-	-	-	-	-	-
III.	**DERIVATIVE FINANCIAL INSTRUMENTS**		**32,308**	**5,542,897**	**5,575,205**	**62,712**	**5,681,144**	**5,743,856**
3.1.	Forward Foreign Currency Buy/Sell Transactions		16,983	134,067	151,050	18,889	67,376	86,265
3.1.1.	Forward Foreign Currency Transactions-Buy		11,380	64,694	76,074	2,538	38,050	40,588
3.1.2.	Forward Foreign Currency Transactions-Sell		5,603	69,373	74,976	16,351	29,326	45,677
3.2.	Swap Transactions Related to Foreign Currency and Interest Rates		-	5,207,693	5,207,693	880	5,479,438	5,480,318
3.2.1.	Foreign Currency Swap-Buy		-	2,633,856	2,633,856	-	2,817,005	2,817,005
3.2.2.	Foreign Currency Swap-Sell		-	2,573,837	2,573,837	880	2,662,433	2,663,313
3.2.3.	Interest Rate Swaps-Buy		-	-	-	-	-	-
3.2.4.	Interest Rate Swaps-Sell		-	-	-	-	-	-
3.3.	Foreign Currency, Interest Rate and Security Options		-	-	-	-	-	-
3.3.1.	Foreign Currency Options-Buy		-	-	-	-	-	-
3.3.2.	Foreign Currency Options-Sell		-	-	-	-	-	-
3.3.3.	Interest Rate Options-Buy		-	-	-	-	-	-
3.3.4.	Interest Rate Options-Sell		-	-	-	-	-	-
3.3.5.	Securities Options- Buy		-	-	-	-	-	-
3.3.6.	Securities Options-Sell		-	-	-	-	-	-
3.4.	Foreign Currency Futures		-	-	-	-	-	-
3.4.1.	Foreign Currency Futures-Buy		-	-	-	-	-	-
3.4.2.	Foreign Currency Futures-Sell		-	-	-	-	-	-
3.5.	Interest Rate Futures		-	-	-	-	-	-
3.5.1.	Interest Rate Futures-Buy		-	-	-	-	-	-
3.5.2.	Interest Rate Futures-Sell		-	-	-	-	-	-
3.6.	Other		15,325	201,137	216,462	42,943	134,330	177,273
B.	**CUSTODY AND PLEDGES RECEIVED (IV+V+VI)**		**16,679,028**	**2,194,727**	**18,873,755**	**13,615,837**	**2,037,892**	**15,653,729**
IV.	**ITEMS HELD IN CUSTODY**		**14,473,853**	**1,154,741**	**15,628,594**	**12,261,066**	**1,059,305**	**13,320,371**
4.1.	Customer Fund and Portfolio Balances		-	-	-	-	-	-
4.2.	Investment Securities Held in Custody		13,419,186	852,178	14,271,364	11,348,552	814,219	12,162,771
4.3.	Cheques Received for Collection		780,765	22,911	803,676	662,912	19,560	682,472
4.4.	Commercial Notes Received for Collection		273,796	275,307	549,103	249,487	224,208	473,695
4.5.	Other Assets Received for Collection		106	255	361	115	263	378
4.6.	Assets Received for Public Offering		-	-	-	-	-	-
4.7.	Other Items Under Custody		-	881	881	-	941	941
4.8.	Custodians		-	3,209	3,209	-	114	114
V.	**PLEDGES RECEIVED**		**2,205,175**	**1,039,986**	**3,245,161**	**1,354,771**	**978,587**	**2,333,358**
5.1.	Marketable Securities		400,522	141,094	541,616	68,972	169,285	238,257
5.2.	Guarantee Notes		101,949	155,813	257,762	72,157	122,136	194,293
5.3.	Commodity		-	-	-	-	-	-
5.4.	Warranty		-	-	-	-	-	-
5.5.	Immovables		1,106,367	250,169	1,356,536	793,195	216,403	1,009,598
5.6.	Other Pledged Items		596,337	492,910	1,089,247	420,447	470,763	891,210
5.7.	Pledged Items-Depository		-	-	-	-	-	-
VI.	**ACCEPTED INDEPENDENT GUARANTEES AND WARRANTEES**		-	-	-	-	-	-
	TOTAL OFF-BALANCE SHEET COMMITMENTS (A+B)		**25,821,708**	**10,864,921**	**36,686,629**	**21,069,122**	**10,469,462**	**31,538,584**

The accompanying notes form an integral part of these financial statements.

CONVENIENCE TRANSLATION INTO ENGLISH OF PUBLICLY AVAILABLE FINANCIAL STATEMENTS ORIGINALLY ISSUED IN TURKISH, SEE NOTE IN SECTION SIX / II

AKBANK T.A.Ş.

V- INFLATION ADJUSTED STATEMENTS OF CHANGES IN THE SHAREHOLDERS' EQUITY FOR THE PERIOD ENDED 30 JUNE 2003 AND 2004

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 30 June 2004)

	STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY	Footnotes	Paid-in Capital	Adjustment to Share Capital	Share premium	Share certificate cancellation profits	Legal Reserves	Status reserves	Extraordinary Reserves	Other Reserves	Current Year Net Income/(Loss)	Prior Year Net Income/(Loss)	Revaluation Fund	Evaluation Differences	Marketable Securiti[es] Valuation Fund	Total
	PRIOR PERIOD (30/06/2003)															
I.	Balances at the Beginning of Period		816,000	2,319,761	-	-	-	-	-	-	844,558	-	-	-	22,782	4,003,101
II.	Changes in Accounting Policies		-	-	-	-	-	-	-	-	-	-	-	-	-	-
III.	Adjusted Balance		816,000	2,319,761	-	-	-	-	-	-	844,558	-	-	-	22,782	4,003,101
IV.	Current Period Profit/Loss		-	-	-	-	-	-	-	-	539,977	-	-	-	-	539,977
V.	Profit Distribution		-	-	-	-	45,040	-	683,253	-	(844,558)	-	-	-	-	(116,265)
5.1	Dividends Paid		-	-	-	-	-	-	-	-	(116,265)	-	-	-	-	(116,265)
5.2	Transfers to Reserves		-	-	-	-	45,040	-	683,253	-	(728,293)	-	-	-	-	-
5.3	Other		-	-	-	-	-	-	-	-	-	-	-	-	-	-
VI.	Capital Increase		384,000	32,263	-	-	-	-	(416,263)	-	-	-	-	-	-	-
6.1	Cash		-	-	-	-	-	-	-	-	-	-	-	-	-	-
6.2	Revaluation Fund		-	-	-	-	-	-	-	-	-	-	-	-	-	-
6.3	Evaluation Differences		-	-	-	-	-	-	-	-	-	-	-	-	-	-
6.4	Marketable Securities Valuation Fund		-	-	-	-	-	-	-	-	-	-	-	-	-	-
6.5	Adjustment to Share Capital		-	-	-	-	-	-	-	-	-	-	-	-	-	-
6.6	Issuance of Share Certificates		384,000	32,263	-	-	-	-	(416,263)	-	-	-	-	-	-	-
6.7	Foreign Exchange Differences		-	-	-	-	-	-	-	-	-	-	-	-	-	-
6.8	Other		-	-	-	-	-	-	-	-	-	-	-	-	-	-
VII.	Convertible Bonds		-	-	-	-	-	-	-	-	-	-	-	-	-	-
VIII.	Available for Sale Securities Net Fair Value Gains/Loss		-	-	-	-	-	-	-	-	-	-	-	-	24,031	24,031
	Closing Balances (I+II+IV+V+VI+VII+VIII)		1,200,000	2,352,024	-	-	45,040	-	266,990	-	539,977	-	-	-	46,813	4,450,844
	CURRENT PERIOD (30/06/2004)															
I.	Balances at the Beginning of the Period		1,200,000	2,352,024	-	-	45,040	-	266,990	-	1,432,286	-	-	-	156,614	5,452,954
	Increases in the Period															
II.	Available for Sale Investments		-	-	-	-	-	-	-	-	-	-	-	-	(214,940)	(214,940)
2.1	Net Fair Value Gains/Losses		-	-	-	-	-	-	-	-	-	-	-	-	(214,940)	(214,940)
III.	Cash Flow Hedge		-	-	-	-	-	-	-	-	-	-	-	-	-	-
3.1	Net Fair Value Gains/Losses		-	-	-	-	-	-	-	-	-	-	-	-	-	-
	Transferred Amounts															
IV.	Available for Sale Investments		-	-	-	-	-	-	-	-	-	-	-	-	-	-
4.1	Transferred to Net Income		-	-	-	-	-	-	-	-	-	-	-	-	-	-
V.	Cash Flow Hedge		-	-	-	-	-	-	-	-	-	-	-	-	-	-
5.1	Transferred to Net Income		-	-	-	-	-	-	-	-	-	-	-	-	-	-
5.2	Transferred to Assets		-	-	-	-	-	-	-	-	-	-	-	-	-	-
VI.	Net Current Year Income		-	-	-	-	-	-	-	-	526,583	-	-	-	-	526,583
VII.	Profit Distribution		-	-	-	-	107,871	-	897,819	-	(1,432,286)	-	-	-	-	(426,596)
7.1	Dividends Paid		-	-	-	-	-	-	-	-	(426,596)	-	-	-	-	(426,596)
7.2	Transfers to Reserves		-	-	-	-	107,871	-	897,819	-	(1,005,690)	-	-	-	-	-
7.3	Other		-	-	-	-	-	-	-	-	-	-	-	-	-	-
VIII.	Capital Increase		300,000	(3,164)	-	-	-	-	(296,836)	-	-	-	-	-	-	-
8.1	Cash		-	-	-	-	-	-	-	-	-	-	-	-	-	-
8.2	Revaluation Fund		-	-	-	-	-	-	-	-	-	-	-	-	-	-
8.3	Evaluation Differences		-	-	-	-	-	-	-	-	-	-	-	-	-	-
8.4	Marketable Securities Valuation Fund		-	-	-	-	-	-	-	-	-	-	-	-	-	-
8.5	Adjustment to Share Capital		-	-	-	-	-	-	-	-	-	-	-	-	-	-
8.6	Issuance of Share Certificates		300,000	(3,164)	-	-	-	-	(296,836)	-	-	-	-	-	-	-
8.7	Foreign Exchange Differences		-	-	-	-	-	-	-	-	-	-	-	-	-	-
8.8	Other		-	-	-	-	-	-	-	-	-	-	-	-	-	-
IX.	Convertible Bonds		-	-	-	-	-	-	-	-	-	-	-	-	-	-
	Closing Balances (I+II+III+IV+V+VI+VII+VIII+IX)		1,500,000	2,348,860	-	-	152,911	-	867,973	-	526,583	-	-	-	(58,326)	5,338,001

The accompanying notes form an integral part of these financial statements.

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 30 June 2004)

	STATEMENT OF CASH FLOWS	Footnotes (Section V)	CURRENT PERIOD (30/06/2004)	PRIOR PERIOD (30/06/2003)
A.	**CASH FLOWS FROM BANKING OPERATIONS**			
1.1.	**Operating profit before changes in operating assets and liabilities**			
			1,515,273	440,764
1.1.1.	Interest received			
1.1.2.	Interest paid		3,367,830	1,838,023
1.1.3.	Dividend received		(998,989)	(1,218,815)
1.1.4.	Fees and commissions received		30,022	6,916
1.1.5.	Other income		286,114	196,573
1.1.6.	Collections from previously written-off loans and other receivables		199,211	541,609
1.1.7.	Payments to personnel and service suppliers		27,158	18,173
1.1.8.	Taxes paid		(137,827)	(136,875)
1.1.9.	Extaordinary items		(472,142)	(300,266)
1.1.10.	Other		-	-
1.1.11.	Monetory Loss		(444,321)	(176,208)
			(341,783)	(328,366)
1.2.	**Changes in operating assets and liabilities**			
			(5,801)	(5,342,754)
1.2.1.	Net (increase) / decrease in trading securities			
1.2.2.	Net (increase) / decrease in due from banks and other financial institutions		1,878,131	(1,834,897)
1.2.3.	Net (increase) / decrease in loans		23,917	177,782
1.2.4.	Net (increase) / decrease in other assets		(1,182,769)	801,223
1.2.5.	Net increase / (decrease) in bank deposits		(123,715)	(5,116)
1.2.6.	Net increase / (decrease) in other deposits		(386,362)	206,021
1.2.7.	Net increase / (decrease) in funds borrowed		(766,277)	(3,673,153)
1.2.8.	Net increase / (decrease) in payables		303,058	(1,003,619)
1.2.9.	Net increase / (decrease) in other liabilities		-	-
			248,216	(10,995)
I.	**Net cash provided from banking operations**			
			1,509,472	(4,901,990)
B.	**CASH FLOWS FROM INVESTING ACTIVITIES**			
II.	**Net cash provided from investing activities**			
			(1,155,918)	2,559,992
2.1.	Cash paid for purchase of investments, associates and subsidiaries			
2.2.	Cash obtained from sale of investments, associates and subsidiaries		-	(8,349)
2.3.	Fixed assets purchases		420	-
2.4.	Fixed assets sales		(13,899)	(66,101)
2.5.	Cash paid for purchase of investments available-for-sale		-	641
2.6.	Cash obtained from sale of investments available-for-sale		(1,517,279)	-
2.7.	Cash paid for purchase of investment securities		-	2,514,755
2.8.	Cash obtained from sale of investment securities		-	-
2.9.	Extraordinary items		374,840	119,046
2.10.	Other		-	-
			-	-
C.	**CASH FLOWS FROM FINANCING ACTIVITIES**			
III.	**Net cash provided from financing activities**			
			(429,209)	(122,311)
3.1.	Cash obtained from funds borrowed and securities issued			
3.2.	Cash used for repayment of funds borrowed and securities issued		-	-
3.3.	Issued capital instruments		-	-
3.4.	Dividends paid		-	-
3.5.	Payments for finance leases		(426,596)	(116,265)
3.6.	Extraordinary items		(2,613)	(6,046)
3.7.	Other		-	-
IV.	**Effect of change in foreign exchange rate on cash and cash equivalents**		-	-
V.	**Net increase in cash and cash equivalents (I+II+III+IV)**		(75,655)	(2,464,309)
VI.	**Cash and cash equivalents at beginning of the year**	(V-a)	1,664,765	4,134,721
VII.	**Cash and cash equivalents at end of the year (V+VI)**	(V-a)	1,589,110	1,670,412

The accompanying notes form an integral part of these financial statements.

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 30 June 2004)

SECTION THREE
EXPLANATIONS ON SIGNIFICANT ACCOUNTING POLICIES

I. EXPLANATIONS ON THE PRESENTATION OF FINANCIAL STATEMENTS:

a. The preparation of the financial statements and related notes and explanations in accordance with the Accounting Application Regulation ("AAR") and the other relevant accounting standards that have been promulgated:

The Bank maintains its books of account and prepares its statutory financial statements in Turkish lira in accordance with the Banking Act, Turkish Commercial Code and Turkish tax legislation. These financial statements have been prepared in accordance with the 13th Article titled "Accounting Standards" of the Banking Act No. 4389 and in accordance with Accounting Application Regulation ("AAR") published in the Official Gazette No. 24793 dated 22 June 2002 brought into effect on 1 July 2002 by the Banking Regulation and Supervision Agency ("BRSA") and the communiqués on accounting standards.

b. Preparation of financial statements based on the current purchasing power of Turkish lira:

Financial Reporting in Hyperinflationary Economies Standard stated in the Communiqué 14 on the Accounting Application Regulation ("AAR 14") has become effective as of 1 July 2002.

In accordance with AAR 14, the Bank should prepare its financial statements in the purchasing power of the Turkish lira at the balance sheet date. The corresponding figures for previous periods are restated in the same terms. According to the related communiqué, certain criteria are used to classify an economy as hyperinflationary and one of these criteria is a cumulative three-year inflation rate announced by State Institute of Statistics approaching or exceeding 100% and the other is current year inflation rate approaching or exceeding 10%. Inflation adjustments have been performed in accordance with the standards indicated in AAR 14 and by using the wholesale price indices published in the appendix to the AAR 14 and announced by State Institute of Statistics. Detailed information related to the application of inflation accounting is presented in the "Explanation related to inflation accounting" section of the notes to the financial statements.

c. Accounting and evaluation policies adopted in the presentation of financial statements:

The principle accounting policies and evaluation methods adopted in the presentation of financial statements are in accordance with the "AAR". These policies and methods are explained in the notes II through XXI.

II. SUBSIDIARIES, ASSOCIATES AND SHARE CERTIFICATES INCLUDED IN THE AVAILABLE-FOR-SALE PORTFOLIO

Turkish lira denominated investments and associates, subsidiaries and share certificates in the available-for-sale portfolio are adjusted for the effects of inflation to restate cash and cash equivalent contributions in terms of the measuring unit current at the balance sheet date.

Foreign currency denominated investments and associates, subsidiaries and share certificates in the available-for-sale portfolio are valued through the translation of the historical foreign currency amounts by using exchange rates prevailing at the balance sheet date.

When the inflation adjusted value of investments, associates and share certificates is higher than the net realizable value, the carrying amount is reduced to the net realizable or fair value taking into consideration whether the value decrease is temporary or permanent and the ratio of the value decrease.

III. FOREIGN CURRENCY TRANSACTIONS

Foreign currency denominated monetary assets and liabilities are translated with the exchange rates prevailing at the balance sheet date. Gains and losses arising from such transactions are recognized in the income statement under the account of net foreign exchange income/expense. Foreign currency investments included in non-monetary asset which are carried at historical cost are translated with the exchange rates current at the balance sheet date.

a. Foreign exchange rates applied in the conversion of foreign currency transactions in financial statements:

As of 30 June 2004, rates applied for the conversion of foreign currency balances into Turkish lira are TL1,500,050 for USD, TL1,820,160 for EURO and TL13,775 for Yen.

b. Total foreign exchange gains/losses reflected in the current period net income:

The Bank's foreign exchange gains reflected in the year-end net income amount to TL99,719.

c. Total amount of foreign currency revaluation fund resulting from foreign exchange gains/losses and changes that occurred within the period:

No foreign currency gains/losses were reflected in the revaluation fund.

d. Significant changes in the foreign exchange rates subsequent to the balance sheet date and their impacts on the financial statements:

The Bank does not have a significant net foreign currency position as disclosed in Section IV-note V. Accordingly, the significant changes in the foreign exchange rates will not have a significant impact on the financial statements.

e. Capitalized foreign currency exchange differences:

There is no foreign currency exchange difference capitalized for the period.

f. Fundamental principles of foreign exchange risk management policy:

The fundamental principles of foreign exchange risk management policy are explained in detail in Section 4, note V.

g. Accounts used for foreign currency translation differences of net investments in foreign subsidiaries and associates, loans and other hedging instruments:

Foreign currency net investments in associates and subsidiaries abroad are converted into Turkish lira with the exchange rates current at the balance sheet date. Foreign currency conversion differences arising from such transactions are recognized as "foreign exchange gains/losses" in the income statement.

III. FOREIGN CURRENCY TRANSACTIONS (Continued)

h. The method applied for the translation of goodwill arising from the acquisition of a foreign subsidiary and amounts resulted from fair value adjustment of assets and liabilities of such subsidiaries:

The Bank has no goodwill related with acquisition of a foreign subsidiary or resulting from fair value adjustment of assets and liabilities of foreign subsidiaries.

i. Accounts used to record the results arising from sale of a foreign subsidiary:

During the current period, the Bank has not sold any foreign subsidiary.

j. Status and recognition of foreign exchange differences arising from the translation of debt securities issued and monetary financial assets into Turkish lira:

There were no debt securities issued. Foreign exchange differences arising from the translation of monetary financial assets are included in the "foreign exchange gains/losses" in the income statement.

IV. EXPLANATIONS ON DERIVATIVE INSTRUMENTS

The major derivative instruments of the Bank are swaps and currency forwards. There are no embedded derivatives originated by the Bank.

The Bank classifies its derivative instruments as held for "Hedging" or "Trading" in accordance with Communiqué 1 on the Accounting Application Regulation "Accounting of Financial Instruments'' ("AAR"). All derivative financial instruments are classified as held for trading. Even though certain derivative transactions, while providing effective economic hedges under the Bank's risk management position, do not qualify for hedge accounting under the specific rules in AAR 1, and are therefore treated as derivatives held for trading.

Derivative instruments are measured at cost on initial recognition and the related transaction costs are included in the initial measurement. Payables and receivables arising from the derivative instruments are followed in the off-balance sheet accounts on their contractual values.

After initial recognition, derivative instruments are measured at their fair values and the fair values are included in the balance sheet under either "Accrued Interest and Income Receivable" or "Accrued Interest and Expense Payable" depending on whether they are positive or negative. Differences due to the measurement of the fair value of trading derivative instruments are included in the income statement.

As of 30 June 2004, fair value of derivatives of the Bank amount to TL63,383 (TL202,360 as of 31 December 2003).

V. OFFSETTING FINANCIAL INSTRUMENTS

Financial assets and liabilities are offset and the net amount is reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the asset and settle the liability simultaneously.

VI. INTEREST INCOME AND EXPENSE

Interest income and expense are recognized in the income statement on an accrual basis. When the Bank management estimates and judges that the collection becomes doubtful, then the interest income is not recognized until the collection is made and any accruals and income recognized in relation to these receivables are reversed.

VII. FEE AND COMMISSION INCOME AND EXPENSES

All fees and commissions income/expenses are recognized on an accrual basis, except for certain commission income and fees for various banking services which are recorded as income at the time of collection. Loan fees and commissions expenses paid to the other financial institutions are recognized as operational costs and recorded on effective yield method. Contract based commission fees regarding purchase and sale of assets are recognized as income at the time of collection.

VIII. TRADING SECURITIES

Trading securities are securities which were either acquired for generating a profit from short-term fluctuations in price or dealer's margin, or are securities included in a portfolio in which a pattern of short-term profit making exists.

All regular way purchases and sales of trading securities are recognized at the settlement date, which is the date that the asset is delivered to/from the Bank. Trading securities are initially recognized at cost and subsequently re-measured at their fair value based on quoted bid prices or amounts derived from cash flow models. However, if fair values cannot be measured reliably, the securities are carried at amortised cost using the effective yield method. All gains and losses arising from these evaluations are reflected in the income statement. Interest earned while holding securities is reported as interest income and dividends received are included separately in dividend income.

IX. SALES AND REPURCHASE AGREEMENTS AND SECURITIES LENDING TRANSACTIONS

Securities sold under agreements to repurchase ("repo") are classified as "trading securities", "available-for-sale securities" and "held-to-maturity securities" in the balance sheet according the investment purposes and measured according to the portfolio to which they belong. Fu deposited under repurchase agreements are accounted under "Funds Provided under Repur Agreements" and difference between the sale and repurchase price determined by repurchase agreements is accrued evenly over the life of the repo agreement using the rate of return method.

Funds given against securities purchased under agreements to resell ("revers is accounted under "Receivables from reverse repurchase agreements" on the balance difference between the purchase and resell price determined by these repurcha accrued evenly over the life of repurchase agreements using the internal rate of The Bank has no securities lending transactions.

X. EXPLANATION ON INVESTMENT SECURITIES HELD-TO-MATURITY AND INVESTMENT SECURITIES AVAILABLE-FOR-SALE

The Bank classifies and accounts its financial assets as "trading securities", "available-for-sale securities", "originated loans and receivables" and "held-to-maturity securities". Sale and purchase transactions of the financial assets mentioned above are recognized at the "settlement dates". The appropriate classification of financial assets of the Bank is determined at the time of purchase by the Bank management, taking into consideration the purpose of the investment.

Where the estimated recoverable amount of the financial asset, being the present value of the expected future cash flows discounted based on the effective yield, is lower than its carrying value, then it is concluded that the asset under consideration is impaired. Provision is made for the diminution in value of the impaired financial asset and is charged against the income for the year.

a. Investment securities held-to-maturity securities:

Held-to-maturity investments are securities with fixed maturity and fixed or determinable payments where management has both the intent and ability to hold the investments to maturity. Held-to-maturity securities are initially recognized at cost, and subsequently carried at amortised cost using the effective yield method. Interest earned whilst holding held-to-maturity securities is reported as interest income.

The Bank has no financial assets that were initially classified as held-to-maturity which will not be classified as held-to-maturity investments for the following two years due to subsequent changes in classification. There is no diminution in value for the held-to-maturity securities and no provision for impairment is made.

b. Investment securities available for sale:

Available-for-sale securities are defined as securities other than the ones classified as "held-to-maturity securities", "trading securities" and "originated loans".

Available-for-sale investment securities are subsequently remeasured at fair value. When the prices cannot be determined reliably, securities are carried at the amortised cost using the effective yield method. Unrealized gains and losses arising from changes in the fair value of securities classified as available-for-sale are recognized in the shareholders' equity as "Marketable securities value increase fund", unless there is a permanent decline in the fair values of such assets or they are disposed. When these securities are disposed or impaired, the related fair value differences accumulated in the shareholders' equity are transferred to the income statement.

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 30 June 2004)

XI. BANK ORIGINATED LOANS AND RECEIVABLES AND SPECIFIC AND GENERAL PROVISIONS

Loans and advances originated by the Bank by providing money, service or goods directly to customers are categorized as originated loans. Loans and receivables originated by the Bank are carried initially at cost and subsequently recognized at the amortised cost value calculated by using effective yield. The expenses incurred for the assets received as collateral are not considered as transaction costs and are recognized in the expense accounts.

If the collectibility of any receivable is identified as limited or doubtful by the Bank management through assessments and estimates, the Bank provides general and specific provisions for these loans and receivables in accordance with the "Decree Related to Principles and Procedures on Determining the Qualifications of Bank Loans with Required Reserves and Other Claims and on Reserves to be Held" published in the Official Gazette dated 30 June 2002, No. 24448 and paragraphs 1 and 12 of article 11 of the Banks Act No. 4389. In addition, considering the statistical analysis on possible risks that can arise from consumer loans, the Bank has set aside a general reserve for possible loan losses and accounted it in the "other provisions" in the liabilities. Provision expenses are deducted from the net income of the period. If a receivable for which provision is provided is subsequently collected, it is deducted from the specific provisions and included in "Other Operating Income". Uncollectible receivables are written-off after all the legal procedures are finalized.

XII. GOODWILL AND OTHER INTANGIBLE ASSETS

As of 30 June 2004 and 31 December 2003, the Bank has no goodwill.

Intangible assets are measured at the cost of the asset on initial recognition and the related other costs are included in the initial measurement.

Intangibles are amortised over five years (their estimated useful lives) using the straight-line method. The useful life of the asset is determined by assessing the expected useful time of the asset, technical, technological and other kinds of wear and tear and all required maintenance expenses made to utilise the economic benefit from the asset.

The Bank does not expect material changes in the estimation of useful lives, depreciation methods or residual values that may have a significant impact on current period or future periods.

Costs associated with development of computer software programmes and expenditures that enhances and extends the benefits of computer software programmes beyond their original specifications and lives are added to the original cost of the software and capitalized. Capitalized computer software development costs are amortised using the straight-line method over their remaining useful lives.

XIII. PROPERTY AND EQUIPMENT

Property and equipment is measured at its cost when initially recognized and any directly attributable costs of setting up the asset are included in the initial measurement.

Depreciation is calculated over the restated amounts of property and equipment using the straight-line method. The expected useful lives are stated below:

Buildings	50 years
Machinery, furniture, fixtures and vehicles	5 years

The depreciation charge for items remaining in the property and equipment for less than an accounting period at the balance sheet date is calculated in proportion to the period the item remained in the property and equipment.

Where the carrying amount of an asset is greater than its estimated net realizable value, it is written down immediately to its recoverable amount and the provision for the diminution in value is charged to income statement.

Gains and losses on disposal of property and equipment are determined by deducting the net book value of the property and equipment from its sales revenue.

Expenditure for the repair and renewal of property and equipment is charged against income. The capital expenditures made in order to increase the capacity of the tangible asset to increase the future benefit of the asset are added to the cost of the tangible asset.

There are no pledges, mortgages and other commitments given to acquire property and equipment and there are no other limitations on property and equipment which restrict the right to use them.

The Bank does not expect any changes in the accounting estimates related with property and equipment that will have a significant impact in the current period or that may have a significant impact on future periods.

XIV. LEASING TRANSACTIONS

Assets acquired under finance lease agreements are capitalized at the inception of the lease at the lower of the fair value of the leased asset or the present value of the amount of cash consideration given for the leased asset. Leased assets are included in the property and equipment and depreciation is charged on a straight-line basis over the useful life of the asset. If there is any diminution in value of the leased asset, provision is provided for the impairment. Liabilities arising from the leasing transactions are included in "Finance Lease Payables" on the balance sheet. Interest and foreign exchange expenses regarding lease transactions are charged to the income statement.

The Bank does not engage in finance leasing transactions as lessor.

Transactions regarding operational agreements are accounted on an accrual basis in accordance with the related contracts.

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 30 June 2004)

XV. PROVISIONS AND COMMITMENTS

Provisions and contingent liabilities are provided for in accordance with Communiqué 8 on the Accounting Application Regulation "Standard for Provisions, Contingent Liabilities and Accounting of Assets" except for the specific and general provisions provided for loans and other receivables.

Provisions are recognized when the Bank has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. Provision for contingent liabilities arisen from past events should be recognized in the period of occurrence. When a reliable estimate of the amount of obligation cannot be made, contingent liability exists. A provision is recognized when it is probable that the contingent event will occur and a reliable estimate can be made.

XVI. OBLIGATIONS RELATED TO EMPLOYEE RIGHTS

Obligations related to employee rights are accounted in accordance with Communiqué 10 on the Accounting Application Regulation ("AAR 10") "Accounting of Obligations Related to Employee Rights".

Provision for notice pay and employment termination benefit liability is calculated by taking the simple arithmetical average of the ratio of the actual payment to the total liability for the last five years before the balance sheet date and applying this ratio to the total liability of the current period in accordance with "ARR 10". Five-year simple arithmetical average of actual payment rates as a basis for provision for employee termination benefits and notice pay is 11.23%. (31 December 2003: 10.45%)

The Bank does not employ any person subject to an agreement where the employment period will terminate in more than 12 months as at 30 June 2004.

The Bank's personnel are members of the "Akbank T.A.Ş. Personnel Pension Fund Foundation" ("Pension Fund"), established in accordance with the Social Security Law, Article No. 20. The financial statements of the Pension Fund have been audited by an actuary in accordance with the 38th Article of the Insurance Supervisory Law and the Actuarian Regulation based on the same Article and depending on the audit report dated 15 February 2004, a provision has been calculated and accounted for the technical deficit in the financial statements of the Pension Fund as required by the principles of AAR10.

XVII. TAXES

Corporation tax is payable at a rate of 30% on the total income of the Company after adjusting for certain disallowable expenses, exempt income and investment and other allowances. No further tax is payable unless the profit is distributed. Only for the fiscal year 2004, corporation tax rate will be applied as 33%, in accordance to the Act No. 5035 "Amendments to certain tax laws", published in the Official Gazette on 2 January 2004, No. 25334.

Dividends paid to non-resident corporations, which have a place of business in Turkey or are resident corporations, are not subject to withholding tax. Otherwise, dividends paid are subject to withholding tax at the rate of 10%. An increase in capital via issuing bonus shares is not considered as profit distribution and thus does not incur withholding tax.

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 30 June 2004)

XVII. TAXES (Continued)

Corporations are required to pay advance corporate tax quarterly at a rate of 30% (33% for 2004) on their corporate income. Advance tax is declared by the 10th and paid by the 17th day of the second month following each calendar quarter end. Advance tax paid by corporations is credited against the annual corporation tax calculated on their annual corporate income. The balance of the advance tax paid may be refunded or used to be offset against other liabilities to the government.

Capital gains derived from the sale of equity investments and immovable held for not less than two years are tax exempt until 31 December 2004, provided that such gains are added to paid-in capital in the year in which they are sold.

Capital expenditures, with some exceptions, over TL6 billion are eligible for investment incentive allowance of 40%, which is deductible from taxable income prior to calculation of the corporate income tax, without the requirement of an investment incentive certificate, and the amount of allowance is not subject to withholding tax. Investment allowances utilised within the scope of investment incentive certificates granted prior to 24 April 2003 are subject to withholding tax at the rate of 19.8%, irrespective of profit distribution.

Under the Turkish Corporate Tax Law, losses can be carried forward to offset against future taxable income for up to five years. Tax losses cannot be carried back to offset profits from previous periods.

In Turkey, there is no procedure for a final and definitive agreement on tax assessments. Companies file their tax returns within four months following the close of the accounting year to which they relate. Tax returns are open for five years from the beginning of the year following the date of filing during which period the tax authorities have the right to audit tax returns, and the related accounting records on which they are based, and may issue re-assessments based on their findings.

The Bank calculates and accounts for deferred income taxes for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in these financial statements.

XVIII. EXPLANATIONS ON BORROWINGS

Trading financial liabilities and derivative instruments are valued with the fair value and the rest of financial liabilities are carried at amortised cost using the effective yield method.

The Bank utilises various hedging techniques to minimize the currency, interest rate and liquidity risks of its financial liabilities. No convertible bills are issued for the period.

XIX. PAID-IN CAPITAL AND TREASURY STOCK

Transaction costs regarding the issuance of share certificates are accounted as expense in the income statement.

Distribution of profit for the period 1 January-31 December 2003, resolved at the General Meeting of Shareholders, is explained in Section I, Note III-g.

XX. AVALIZED DRAFTS AND ACCEPTANCES

Avalized drafts and acceptances shown as liabilities against assets are included in the off-balance sheet commitments.

XXI. GOVERNMENT GRANTS

There is no government grant and support for the Bank.

XXII. RECLASSIFICATIONS

Where necessary, comparative figures of the periods, 31 December 2003 and 30 June 2003 have been reclassified to conform to changes in presentation in the current period.

SECTION FOUR
INFORMATION RELATED TO FINANCIAL POSITION

I. STRATEGY OF USING FINANCIAL INSTRUMENTS AND EXPLANATIONS ON FOREIGN CURRENCY TRANSACTIONS

The Bank's main operating activity is banking including retail banking, corporate banking, private banking, foreign exchange, money markets and securities transactions (treasury transactions) and international banking services. By nature, the Bank's activities are principally related to the use of financial instruments. As the main funding source, the Bank accepts deposits from customers for various periods and invests these funds in high quality assets with high interest margins. Other than deposits, the Bank's most important funding sources are equity and mostly intermediate and long term borrowings from foreign financial institutions. The Bank follows an assets-liabilities management strategy that mitigates risk and increases earnings by balancing the funds borrowed and the investments on various financial assets with longer periods at higher rates. The Bank has sufficient liquidity. In liquidity management, it is imperative to take into account the term structure of assets and liabilities. The main objective of asset and liability management is to limit the Bank's exposure to liquidity risk, interest rate risk, currency risk and credit risk while increasing profitability and strengthening the Bank's equity. The Asset and Liabilities Committee ("ALCO") manages the assets and liabilities within the trading limits on the level of exposure, placed by the Executive Risk Committee ("ERC").

Investments in credits and securities, within the frame of their term structure and market conditions, are the areas that generate a higher income than the average calculated for the Bank's overall areas of activity. In terms of liquidity management, deposit placements in banks have shorter terms and usually lower interest.

To take the advantage of short term capital market fluctuations in currency, interest and price, the Bank takes exposure within the set limits and market conditions. The ERC constantly monitors these exposures and updates the trading limits that are applied according to daily conditions.

The Bank controls and manages the currency risk exposure that arises from foreign currency transactions and foreign currency denominated securities in available-for-sale and other portfolios by using natural hedges that arise from offsetting foreign currency denominated assets and liabilities and with various derivative financial instruments. Currency risk of investments in foreign affiliates and subsidiaries is also managed with similar protective methods.

Interest rate risk is managed on a portfolio basis by using natural hedges that arise from offsetting interest rate sensitive assets and liabilities.

Detailed explanations regarding the Bank's risk management are given in the notes numbered III, IV, V, VI and VII of this section.

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 30 June 2004)

II. CAPITAL ADEQUACY RATIO

a. The Bank's capital adequacy ratio is 38.20% (31 December 2003: 44.51%). This rate is considerably above the minimum rate of 8% that is specified by the pertinent regulation.

b. For the calculation of the capital adequacy ratio, the Bank classifies the risk weighted assets and non-cash loans according to the risk weights defined by the regulations and calculates "Total risk weighed assets" which is the sum of "market risk on securities" and the "Bank's currency risk". The following tables show the classifications of risk weighted assets and the calculation of shareholders' equity for the capital adequacy ratio calculation.

c. Information related to capital adequacy ratio:

	Risk Weights			
	%0	%20	%50	%100
Risk Weighted Assets and Non-Cash Loans				
Balance sheet items (net)	18,595,344	862,704	130,906	9,458,842
Cash	199,559	1,173	-	-
Due from banks	5,651	861,531	-	73,081
Interbank money market placements	521,514	-	-	-
Receivables from reverse repurchase transactions	-	-	-	-
Reserve requirements with the Central Bank of Turkey	1,556,233	-	-	-
Other financial institutions	-	-	-	-
Loans	1,838,780	-	130,906	8,587,212
Loans under follow-up (net)	-	-	-	-
Subsidiaries, associates and investments available-for-sale	8,758,616	-	-	25,782
Miscellaneous receivables	-	-	-	30,074
Marketable securities held to maturity (net)	322,382	-	-	-
Advances for assets acquired by financial leasing	-	-	-	-
Financial lease receivables	-	-	-	-
Leased assets (net)	-	-	-	-
Fixed assets (net)	-	-	-	621,694
Other assets	5,392,609	-	-	120,999
Off-balance sheet items	1,087,210	1,200,476	2,629,136	169,351
Guarantees and pledges	39	1,061,220	164,456	51,397
Commitments	-	-	2,463,180	-
Other off-balance sheet items	-	-	-	-
Transactions related with derivative financial instruments	-	75,305	-	890
Interest and income accruals	1,087,171	63,951	1,500	117,064
Non-risk weighted accounts	-	-	-	-
Total risk weighted assets	19,682,554	2,063,180	2,760,042	9,628,193

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 30 June 2004)

II. CAPITAL ADEQUACY RATIO (Continued)

d. Summary information about capital adequacy ratio:

	Current Period 30 June 2004	Prior Period 31 December 2003
Total risk weighted assets ("TRWA")	11,420,850	9,733,020
Amount subject to market risk ("ASMR")	1,784,652	1,860,838
Shareholders' equity	5,045,022	5,160,701
Shareholders' equity / (TRWA+ASMR)*100	38.20	44.51

e. Information about shareholders' equity items:

	Current Period 30 June 2004	Prior Period 31 December 2003
CORE CAPITAL		
Paid-in capital	1,500,000	1,200,000
Nominal capital	1,500,000	1,200,000
Capital commitments (-)	-	-
Adjustment to share capital	2,348,860	2,352,024
Share premium	-	-
Legal reserves	152,911	45,040
First legal reserve (Turkish Commercial Code 466/1)	104,812	37,571
Second legal reserve (Turkish Commercial Code 466/2)	48,099	7,469
Other legal reserve per special legislation	-	-
Status reserves	-	-
Extraordinary reserves	867,973	266,990
Reserves allocated by the General Assembly	867,973	266,990
Retained earnings	-	-
Accumulated loss	-	-
Foreign currency share capital exchange difference	-	-
Profit	526,583	1,432,286
Current period profit	526,583	1,432,286
Prior period profit	-	-
Loss (-)	-	-
Current period loss	-	-
Prior period loss	-	-
Total Core Capital	**5,396,327**	**5,296,340**

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 30 June 2004)

II. CAPITAL ADEQUACY RATIO (Continued)

SUPPLEMENTARY CAPITAL		
Revaluation fund	-	-
Securities	-	-
Buildings	-	-
Profit on sale of associates, subsidiaries and buildings to be transferred to share capital	-	-
Revaluation fund of leasehold improvement	-	-
Increase in the value of revaluation fund	-	-
Foreign exchange differences	-	-
General reserves	63,274	56,284
Provisions for possible losses	47,415	69,000
Subordinated loans	931	1,973
Marketable securities value increase fund	(58,326)	156,614
Associates and subsidiaries	251	1,749
Investments available-for-sale	(58,577)	154,865
Investments held for structural transactions	-	-
Total Supplementary Capital	**53,294**	**283,871**
TIER III CAPITAL	-	-
CAPITAL	**5,449,621**	**5,580,211**
DEDUCTIONS FROM THE CAPITAL	**404,599**	**419,510**
Investments in unconsolidated financial companies whose main activities are money and capital markets, insurance and that operate with licenses provided in accordance with special laws.	391,129	398,658
Leasehold improvements	2,522	3,810
Installation costs	-	-
Prepaid expenses	10,948	17,042
The negative difference between the market values and the carrying amounts for unconsolidated investments, subsidiaries, other investments and fixed assets	-	-
Subordinated loans given to other banks which operate in Turkey	-	-
Goodwill (net)	-	-
Capitalized expenses	-	-
Total Shareholders' Equity	**5,045,022**	**5,160,701**

III. CREDIT RISK

a. Credit risk is the risk that the counterparts may be unable to meet the terms of the agreements. This risk is monitored by reference to credit risk ratings and managed by limiting the aggregate risk to any individual counterparty, group of companies and industry. While determining credit risks, criteria such as the customers' financial strength, commercial capacities, sectors, geographic areas and capital structures are evaluated. Analysis of the financial position of the customers are based on the statements of account and other information. Previously determined credit limits are constantly revised according to changing conditions. Collaterals, corporate and personal guarantees are determined on a customer basis.

During crediting procedures, limits determined on customer and product basis are essentially followed up; information on risk and limits information is closely monitored.

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 30 June 2004)

III. CREDIT RISK (Continued)

b. There are risk control limits set for the market risks and credit risks arise from forward and option agreements and other similar agreements.

c. When necessary, derivative instruments are exercised to control and to offset credit risks that can especially originate from foreign exchange and interest rate fluctuations.

d. Non-cash loans turned to cash loans are included in the same risk group as cash loans which are not collected on maturity. Credit risk management is applied for all positions involving counter party risk.

Rescheduled or restructured loans are followed in their relevant groups until all receivable from the loans is collected. Monitoring continues until receivable from loan is completely collected.

The Bank considers that long term commitments are more exposed to credit risk than short term commitments, and points such as defining risk limits for long term risks and obtaining collaterals are treated in a wider extent than short term risks.

e. The Bank's banking activities in foreign countries and crediting transactions do not constitute an important risk in terms of the related countries' economic conditions and activities of customers and companies.

When considered within the financial activities of other financial institutions, the Bank as an active participant in the national and international banking market, is not exposed to a significant credit risk. As seen in the balance sheet, the ratio of loans under follow-up to total loans is 1.2% (31 December 2003: 1.3%) and 100% provision has been provided.

f. The Bank provided a general provision amounting to TL63,274 (31 December 2003: TL56,284).

IV. MARKET RISK

The Bank considers currency risk and interest rate risk as the most important components of market risk. The ERC sets critical risk limits for market risk and through close monitoring of the markets and overall economy, such limits are updated as necessary. These limits and implementation of strategies are assigned to various levels of management in order to enhance control effectiveness. The Bank's market risk position is calculated and reported to the ERC members daily and weekly. The table below shows how the market risk as of 30 June 2004 is calculated in accordance with the Regulation related to the Measurement and Evaluation of the Bank's Capital Adequacy, published in the Official Gazette dated 31 January 2002, No. 24567 and the Regulation related to the Market Risk Calculation by the Standard Method.

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 30 June 2004)

IV. MARKET RISK (Continued)

	Balance
Capital to be employed for interest rate risk – standard method	115,159
Capital to be employed for general market risk	115,047
Capital to be employed for specific risk	112
Capital to be employed for options subject to interest rate risk	-
Capital to be employed for common stock position risk - standard method	-
Capital to be employed for general market risk	-
Capital to be employed for specific risk	-
Capital to be employed for options subject to common stock position risk	-
Capital to be employed for currency risk - standard method	27,613
Capital liability	27,613
Capital to be employed for options subject to currency risk	-
Total value-at-risk (VAR)-Internal Model	-
Total capital to be employed for market risk	(*) 142,772
Amount subject to market risk	(*) 1,784,652

(*)Of the "Amount subject to market risk", only TL142,772 (8% of TL1,784,652) is used in the calculation of the market risk related to the capital adequacy ratio which is given in Section four, note II. TL142,772 is the minimum amount of capital that can hedge the mentioned risk.

V. CURRENCY RISK

The difference between the Bank's foreign currency denominated and foreign currency indexed assets and liabilities is defined as the "Net Foreign Currency Position" and is the basis of currency risk. Foreign currency denominated assets and liabilities, together with purchase and sale commitments, give rise to foreign exchange exposure. This risk is managed by using natural hedges that arise from offsetting foreign currency denominated assets and liabilities and the remaining open foreign exchange exposures are hedged on a portfolio basis with derivative financial instruments that include primarily forward foreign exchange contracts and currency swaps. The Board, taking into account the recommendations by ERC, sets a limit for the size of foreign exchange exposure, which is closely monitored by ALCO.

The Bank's foreign exchange bid rates as of the date of the financial statements and for the last five days prior to that date:

	USD	EURO	Yen
Balance Sheet Evaluation Rate	TL 1,500,050	TL 1,820,160	TL 13,775
1. Day bid rate	TL 1,465,000	TL 1,783,344	TL 13,512
2. Day bid rate	TL 1,460,000	TL 1,773,024	TL 13,533
3. Day bid rate	TL 1,476,000	TL 1,792,159	TL 13,697
4. Day bid rate	TL 1,460,000	TL 1,759,738	TL 13,479
5. Day bid rate	TL 1,460,000	TL 1,775,506	TL 13,428

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 30 June 2004)

V. CURRENCY RISK (Continued)

The simple arithmetic average of the Bank's foreign exchange bid rates for the last thirty days preceding the balance sheet date for major foreign currencies are shown in the table below:

USD : TL 1,475,568
EURO : TL 1,789,160
Yen : TL 13,407

As of 31 December 2003:

	USD	EURO	Yen
Balance Sheet Evaluation Rate	TL 1,427,500	TL 1,784,660	TL 13,346

Information on the Bank's currency risk:

The table below summarizes the Bank's exposure to foreign currency exchange rate risk, categorized by currency. Foreign currency indexed assets, classified as Turkish lira assets according to Uniform Chart of Accounts, are considered as foreign currency assets for the calculation of Net Foreign Currency Position. Therefore, the difference between the sum of the foreign currency assets in the following table and in the balance sheet is equal to the sum of foreign currency indexed assets. The Banks' real position, both in financial and economic terms, is presented in the table below:

	EURO	USD	Yen	Other FC (*)	Total
Current Period – 30 June 2004					
Assets					
Cash (cash in vault, effectives, cash in transit, cheques purchased) and balances with the Central Bank of Turkey	49,502	46,728	81	6,560	**102,871**
Due from other banks and financial institutions	180,507	719,263	4,010	30,810	**934,590**
Trading securities	160,496	5,056,902	-	-	**5,217,398**
Interbank money market placements	-	406,514	-	-	**406,514**
Available-for-sale securities	26,457	2,593,830	-	-	**2,620,287**
Loans	1,209,557	3,942,918	404	34,193	**5,187,072**
Subsidiaries, investments and associates	91,041	-	-	102,025	**193,066**
Held-to-maturity securities	-	322,382	-	-	**322,382**
Property and equipment	7,060	563	-	-	**7,623**
Goodwill	-	-	-	-	-
Other assets	754,636	1,138,458	3	591	**1,893,688**
Total assets	**2,479,256**	**14,227,558**	**4,498**	**174,179**	**16,885,491**
Liabilities					
Bank deposits	148,002	794,346	7	26,381	**968,736**
Foreign currency deposits	4,303,275	6,481,425	3,825	523,097	**11,311,622**
Funds from interbank money market	-	129,394	-	-	**129,394**
Funds borrowed	67,202	4,224,928	-	-	**4,292,130**
Marketable securities issued	-	-	-	-	-
Miscellaneous payables	9,119	7,660	153	1,483	**18,415**
Other liabilities	60,546	212,993	385	7,308	**281,232**
Total liabilities	**4,588,144**	**11,850,746**	**4,370**	**558,269**	**17,001,529**
Net on balance sheet position	**(2,108,888)**	**2,376,812**	**128**	**(384,090)**	**(116,038)**
Net off balance sheet position					
Financial derivative assets	2,361,869	141,072	23,600	277,009	**2,803,550**
Financial derivative liabilities	149,274	2,563,794	23,600	2,328	**2,738,996**
Non-cash loans	693,308	914,602	26,027	10,936	**1,644,873**
Prior Period – 31 December 2003					
Total assets	3,052,911	15,167,733	4,192	157,596	**18,382,432**
Total liabilities	5,269,060	12,597,505	6,694	538,968	**18,412,227**
Net on balance sheet position	(2,216,149)	2,570,228	(2,502)	(381,372)	**(29,795)**
Net off balance sheet position	2,453,047	(2,497,350)	1,544	249,542	**206,783**
Non-cash loans	445,300	773,996	1,972	10,136	**1,231,404**

(*) Of the "other FC" total assets amounting TL174,179, TL124,036 is in English Pounds and TL41,487 in Swiss Francs. Of the total liabilities amounting TL558,269, TL394,137 is in English Pounds and TL73,708 in Swiss Francs.

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 30 June 2004)

VI. INTEREST RATE RISK

"Interest Rate Risk" can be defined as the impact of interest rate changes on interest-sensitive assets and liabilities of the Bank. The Executive Risk Committee sets limits for the interest rate sensitivity of assets and liabilities and the sensitivity is closely monitored and reported weekly. In case of high market fluctuations, daily reporting and analyses on transaction bases are made.

The Bank manages the interest rate risk on a portfolio basis and tries to minimize the risk effect on the profitability, financial exposure and cash flows by applying different strategies. Basic methods such as: using fixed or floating interest rates for different portfolios and maturities, setting the fixed margin in floating rates, varying the rates for the short or long-term positions are applied actively.

a. Interest rate sensitivity of assets, liabilities and off-balance sheet items based on reprising dates:

1- Current Period- 30 June 2004	Up to 1 Month	1 – 3 Months	3 – 6 Months	6 – 12 Months	1 Year and Over	Demand	Total
Assets							
Cash (cash in vault, effectives, cash in transit, cheques purchased) and balances with the Central Bank of Turkey	-	-	-	-	-	206,383	**206,383**
Due from banks and other financial institutions (*)	700,574	70,744	-	-	-	163,294	**934,612**
Trading securities	3,832	1,276,433	5,198	1,551,685	2,566,007	2	**5,403,157**
Interbank money market placements	521,514	-	-	-	-	-	**521,514**
Available-for-sale securities	607,167	1,661,419	1,144,345	3,779,655	1,566,030	12,526	**8,771,142**
Loans	3,739,448	1,759,014	2,555,690	1,441,604	1,061,142	-	**10,556,898**
Held-to-maturity securities	-	-	322,382	-	-	-	**322,382**
Other assets	1,713,327	217,295	558,020	228,297	120,249	1,168,805	**4,005,993**
Total assets	**7,285,862**	**4,984,905**	**4,585,635**	**7,001,241**	**5,313,428**	**1,551,010**	**30,722,081**
Liabilities							
Bank deposits(*)	703,510	273,112	28,669	4,000	-	51,302	**1,060,593**
Other deposits	10,282,747	3,140,754	1,046,825	444,850	56,111	3,472,900	**18,444,187**
Funds from interbank money market	436,191	129,703	-	-	-	-	**565,894**
Miscellaneous payables	-	-	-	-	-	76,883	**76,883**
Marketable securities issued	-	-	-	-	-	-	-
Funds borrowed	1,021,255	2,271,706	603,130	434,317	3,640	-	**4,334,048**
Other liabilities and shareholders' equity	129,392	71,362	45,965	27,088	128,482	5,838,187	**6,240,476**
Total liabilities and shareholders' equity	**12,573,095**	**5,886,637**	**1,724,589**	**910,255**	**188,233**	**9,439,272**	**30,722,081**
Balance sheet interest sensitivity gap	**(5,287,233)**	**(901,732)**	**2,861,046**	**6,090,986**	**5,125,195**	**(7,888,262)**	**-**
Off-balance sheet interest sensitivity gap(*)	1,018	56,064	4,071	1,144	(1,180)	-	**61,117**
Total interest sensitivity gap	**(5,286,215)**	**(845,668)**	**2,865,117**	**6,092,130**	**5,124,015**	**(7,888,262)**	**61,117**

(*)This balance represents the interest rate sensitivity of net amount of receivables and payables from derivative financial instruments which are presented under off-balance sheet commitments.

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 30 June 2004)

VI. INTEREST RATE RISK (Continued)

2- Prior Period 31 December 2003	Up to 1 Month	1 – 3 Months	3 – 6 Months	6 – 12 Months	1 Year and Over	Demand	Total
Assets							
Cash (cash in vault, effectives, cash in transit, cheques purchased) and balances with the Central Bank of Turkey	-	-	-	-	-	231,066	**231,066**
Due from banks and other financial institutions	746,503	53,932	-	-	-	204,772	**1,005,207**
Trading securities	590,965	1,135,083	702,649	1,121,679	3,730,888	24	**7,281,288**
Interbank money market placements	429,132	-	-	-	-	-	**429,132**
Available-for-sale securities	835,183	988,680	686,723	2,634,782	2,095,156	13,339	**7,253,863**
Loans	2,794,135	1,325,013	2,544,637	1,508,526	1,254,388	-	**9,426,699**
Held-to-maturity securities	-	-	697,222	-	-	-	**697,222**
Other assets	2,255,662	418,492	1,009,485	622,533	156,507	1,095,912	**5,558,591**
Total assets	**7,651,580**	**3,921,200**	**5,640,716**	**5,887,520**	**7,236,939**	**1,545,113**	**31,883,068**
Liabilities							
Bank deposits	985,040	340,521	15,797	1,524	-	104,073	**1,446,955**
Other deposits	9,862,003	3,284,651	1,137,855	1,393,148	102,880	3,429,927	**19,210,464**
Funds from interbank money market	651,470	409	67	-	-	-	**651,946**
Miscellaneous payables	-	-	-	-	-	113,631	**113,631**
Marketable securities issued	-	-	-	-	-	-	-
Funds borrowed	1,190,268	2,121,828	330,144	298,559	3,859	-	**3,944,658**
Other liabilities and shareholders' equity	173,551	34,847	35,779	35,256	157,435	6,078,546	**6,515,414**
Total liabilities and shareholders' equity	**12,862,332**	**5,782,256**	**1,519,642**	**1,728,487**	**264,174**	**9,726,177**	**31,883,068**
Balance sheet interest sensitivity gap	**(5,210,752)**	**(1,861,056)**	**4,121,074**	**4,159,033**	**6,972,765**	**(8,181,064)**	-
Off-balance sheet interest sensitivity gap(*)	48,650	19,495	3,015	77,445	(2)	-	148,603
Total interest sensitivity gap	**(5,162,102)**	**(1,841,561)**	**4,124,089**	**4,236,478**	**6,972,763**	**(8,181,064)**	**148,603**

(*)This balance represents the interest rate sensitivity of net amount of receivables and payables from derivative financial instruments which are presented under off-balance sheet commitments.

b. Effective average interest rates for monetary financial instruments:

1- Current Period- 30 June 2004	EURO	USD	Yen	TL
Assets	%	%	%	%
Cash (cash in vault, effectives, cash in transit, cheques purchased) and balances with the Central Bank of Turkey	0.91	0.48	-	14.00
Due from banks and other financial institutions	2.08	1.33	-	-
Trading securities	9.83	5.79	-	25.51
Interbank money market placements	-	0.94	-	22.00
Available-for-sale securities	12.04	6.40	-	27.86
Loans	4.29	5.76	-	28.70
Held-to-maturity securities	-	11.06	-	-
Liabilities				
Bank deposits	3.79	2.94	-	21.49
Other deposits	2.67	2.47	-	18.26
Funds from interbank money market	-	2.09	-	20.27
Miscellaneous payables	-	-	-	-
Marketable securities issued	-	-	-	-
Funds borrowed	2.88	3.01	-	18.68

Average interest rates given in the table above are the weighted average rates of the related balance sheet items.

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 30 June 2004)

VI. INTEREST RATE RISK (Continued)

2- Prior Period - 31 December 2003	EURO	USD	Yen	TL
Assets	%	%	%	%
Cash (cash in vault, effectives, cash in transit, cheques purchased) and balances with the Central Bank of Turkey	0.80	0.41	-	16.00
Due from banks and other financial institutions	2.24	0.97	-	26.40
Trading securities	9.16	5.73	-	61.24
Interbank money market placements	-	0.62	-	-
Available-for-sale securities	9.22	7.50	-	34.61
Loans	4.13	5.82	-	43.20
Held-to-maturity securities	-	10.35	-	-
Liabilities				
Bank deposits	2.83	2.56	-	26.65
Other deposits	2.46	2.25	-	22.49
Funds from interbank money market	-	-	-	24.13
Miscellaneous payables	-	-	-	-
Marketable securities issued	-	-	-	-
Funds borrowed	2.69	2.85	-	25.31

Average interest rates given in the table above are the weighted average rates of the related balance sheet item.

VII. LIQUIDITY RISK

Liquidity risk arises from mismatching of maturities of assets and liabilities. The Bank balances the maturities of the related assets and liabilities according to specific criterion and keeps the mismatching of maturities under control. A major objective of the Bank's asset and liability management is to ensure that sufficient liquidity is available to meet the Bank's commitments to customers and to satisfy the Bank's own liquidity needs. For this objective, the Bank holds sufficient amount of short term funds. The Executive Risk Committee sets limits on the maturity mismatch of assets and liabilities and these limits are updated as necessary. Liquidity risk is measured and reported on a weekly basis. The Bank also analyses its liquidity risk on a daily and transaction basis, if there are significant market fluctuations.

The most important funding resources of the Bank are the equity capital which is mainly placed in interest earning assets, the diversified and steady deposit base and the long term funds borrowed from international institutions. In spite of a substantial portion of deposits from individuals being short-term, deposits are diversified by number and type, and maturities of great portion of deposits are renewed which indicates that these deposits will provide a long-term and stable source of funding for the Bank.

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 30 June 2004)

VIII. LIQUIDITY RISK (Continued)

Breakdown of assets and liabilities according to their outstanding maturities:

	Demand	Up to 1 month	1-3 Months	3-6 Months	6-12 months	1 year and over	Unclassified (*)	Total
Current Period - 30 June 2004								
Assets								
Cash (cash in vault, effectives, cash in transit, cheques purchased) and Balances with the Central Bank of Turkey	206,383	-	-	-	-	-	-	**206,383**
Due from banks and other financial institutions	163,294	700,574	70,744	-	-	-	-	**934,612**
Trading securities	2	3,730	1,018,674	209,537	1,601,713	2,569,501	-	**5,403,157**
Interbank money market placements	-	521,514	-	-	-	-	-	**521,514**
Available-for-sale securities	-	-	34,545	1,756,580	4,059,018	2,908,473	12,526	**8,771,142**
Loans	-	2,461,433	1,875,041	1,112,183	1,839,383	3,268,858	-	**10,556,898**
Held-to-maturity securities	-	-	-	-	-	322,382	-	**322,382**
Other assets	1,575,038	124,544	217,091	220,430	249,183	527,770	1,091,937	**4,005,993**
Total assets	**1,944,717**	**3,811,795**	**3,216,095**	**3,298,730**	**7,749,297**	**9,596,984**	**1,104,463**	**30,722,081**
Liabilities								
Bank deposits	51,302	703,510	273,112	28,669	4,000	-	-	**1,060,593**
Other deposits	3,472,901	10,282,746	3,140,754	1,046,825	444,850	56,111	-	**18,444,187**
Funds from interbank money market	-	436,191	129,703	-	-	-	-	**565,894**
Funds borrowed	-	870,813	468,874	884,899	549,737	1,559,725	-	**4,334,048**
Marketable securities issued	-	-	-	-	-	-	-	-
Miscellaneous payables	-	76,883	-	-	-	-	-	**76,883**
Other liabilities (**)	6,235	412,927	97,410	47,095	29,427	309,381	5,338,001	**6,240,476**
Total liabilities and shareholders' equity	**3,530,438**	**12,783,070**	**4,109,853**	**2,007,488**	**1,028,014**	**1,925,217**	**5,338,001**	**30,722,081**
Net liquidity gap	**(1,585,721)**	**(8,971,275)**	**(893,758)**	**1,291,242**	**6,721,283**	**7,671,767**	**(4,233,538)**	-
Prior Period-31 December 2003								
Total assets	2,104,699	4,356,982	2,521,182	3,176,115	7,408,423	11,241,374	1,074,293	**31,883,068**
Total liabilities	3,534,000	12,255,138	4,022,725	1,703,467	3,096,020	1,818,764	5,452,954	**31,883,068**
Net liquidity gap	**(1,429,301)**	**(7,898,156)**	**(1,501,543)**	**1,472,648**	**4,312,403**	**9,422,610**	**(4,378,661)**	-

(*) Assets that are necessary for banking activities and that can not be liquidated in a short term, such as fixed and intangible assets, investments, subsidiaries, stationary, pre-paid expenses, loans under follow-up, are classified in this column.
(**) Shareholders' Equity is presented under "Other Liabilities" item in the "Unclassified" column.

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 30 June 2004)

SECTION FIVE
INFORMATION AND DISCLOSURES RELATED TO THE FINANCIAL STATEMENTS

I. INFORMATION AND DISCLOSURES RELATED TO ASSETS

a. Information related to the account of the Central Bank of Turkey:

	Current Period 30 June 2004		Prior Period 31 December 2003	
	TL	FC*	TL	FC*
Demand unrstricted amount	5,115	536	75	2,542
Time unrestricted amount	-	-	-	-
Total	**5,115**	**536**	**75**	**2,542**

(*) Foreign Currency

b. Additional information on trading securities, in net amounts:

1. Information related to trading securities given as collateral or blocked:
   Trading securities given as collateral or blocked are composed of foreign currency government bonds.

	Current Period 30 June 2004		Prior Period 31 December 2003	
	TL	FC*	TL	FC*
Share certificates	-	-	-	-
Government bonds, treasury bills and similar investment securities	-	192,748	79,152	180,710
Other	-	-	-	-
Total	-	**192,748**	**79,152**	**180,710**

(*) Foreign Currency

2. Trading securities subject to repurchase agreements:

	Current Period 30 June 2004		Prior Period 31 December 2003	
	TL	FC*	TL	FC*
Government bonds	-	158,573	-	-
Treasury bills	-	-	-	-
Other public debt securities	-	-	-	-
Bank bonds and bank guaranteed bonds	-	-	-	-
Asset backed securities	-	-	-	-
Other	-	-	-	-
Total	-	**158,573**	-	-

(*) Foreign Currency

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 30 June 2004)

I. INFORMATION AND DISCLOSURES RELATED TO ASSETS (Continued)

c. Information on investment securities available-for-sale:

1. Types of investment securities available-for-sale:

Investment securities available-for-sale are composed of TL and FC government bonds, TL treasury bills and share certificates of institutions that the Bank has less than 10% share.

2. Information on investment securities available-for-sale:

	Current Period 30 June 2004	Prior Period 31 December 2003
Debt securities	8,758,616	7,240,524
Quoted in a stock exchange	4,747,601	4,946,361
Not quoted (*)	4,011,015	2,294,163
Share certificates	57,110	56,659
Quoted in a stock exchange	52,017	52,017
Not quoted	5,093	4,642
Impairment provision (-)	(44,584)	(43,320)
Total	**8,771,142**	**7,253,863**

(*) Not traded on the balance sheet date, although quoted on a stock exchange.

3. Characteristics of investment securities available-for-sale given as collateral and their carrying value:

Investment securities available-for-sale given as collateral are composed of TL and foreign currency government bonds. The sum of the acquisition cost amounting TL1,263,364 and the interest accruals amounting TL231,066 is the carrying value of these securities, TL1,494,430 (31 December 2003: TL1,153,626).

4. Investment securities available-for-sale given as collateral or blocked are stated with their acquisition costs:

	Current Period 30 June 2004		Prior Period 31 December 2003	
	TL	FC*	TL	FC*
Share certificates	-	-	-	-
Bond, T-bill and similar investment securities	779,804	483,560	449,361	497,612
Other	-	-	-	-
Total	**779,804**	**483,560**	**449,361**	**497,612**

(*) Foreign Currency

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 30 June 2004)

I. INFORMATION AND DISCLOSURES RELATED TO ASSETS (Continued)

5. Investment securities available-for-sale subject to repurchase agreements are stated with their acquisition costs:

	Current Period 30 June 2004		Prior Period 31 December 2003	
	TL	FC*	TL	FC*
Government bonds	433,447	-	599,328	-
Treasury bills	-	-	-	-
Other debt securities	-	-	-	-
Bank bonds and bank guaranteed bonds	-	-	-	-
Asset backed securities	-	-	-	-
Other	-	-	-	-
Total	**433,447**	-	**599,328**	-

(*) Foreign Currency

d. Information related to loans:

1. Information on all types of loans and advances given to shareholders and employees of the Bank:

	Current Period 30 June 2004		Prior Period 31 December 2003	
	Cash Loans	Non-cash loans	Cash Loans	Non-cash loans
Direct loans granted to shareholders	1,766	44,028	36,595	56,487
Corporate shareholders	1,766	44,028	36,595	56,487
Real person shareholders	-	-	-	-
Indirect loans granted to shareholders	272,037	269,416	224,917	307,227
Loans granted to employees	10,067	-	8,217	-
Total	**283,870**	**313,444**	**269,729**	**363,714**

2. Information on the first and second group loans and other receivables including loans that have been restructured or rescheduled:

Cash Loans	Standard Loans and Other Receivables		Loans and Other Receivables Under Close Monitoring	
	Loans and other receivables	Restructured or Rescheduled	Loans and other receivables	Restructured or Rescheduled
Non-specialized loans	10,470,260	-	86,638	-
Discount notes	70,175	-	-	-
Export loans	1,093,540	-	2,810	-
Import loans	-	-	-	-
Loans given to financial sector	582,809	-	-	-
International loans	386,689	-	-	-
Consumer loans	2,549,502	-	31,844	-
Credit cards	1,083,604	-	47,157	-
Precious metals loans (Gold , etc...)	-	-	-	-
Other	4,703,941	-	4,827	-
Specialized lending	-	-	-	-
Other receivables	-	-	-	-
Total	**10,470,260**	-	**86,638**	-

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 30 June 2004)

I. INFORMATION AND DISCLOSURES RELATED TO ASSETS (Continued)

3. Information on consumer loans:

	Short-term	Medium and long-term	Total	Accrued interest and income receivable
Consumer loans-TL	470,033	2,042,128	2,512,161	27,512
Real estate loans	7,001	278,473	285,474	3,408
Automotive loans	172,322	1,455,968	1,628,290	18,166
Consumer loans	165,399	300,356	465,755	5,801
Personnel loans	2,718	7,331	10,049	137
Other consumer loans	122,593	-	122,593	-
Consumer loans- Indexed to FC	3,660	65,525	69,185	275
Real estate loans	1,036	22,172	23,208	158
Automotive loans	2,616	43,039	45,655	116
Consumer loans	8	296	304	1
Personnel loan	-	18	18	-
Other consumer loans	-	-	-	-
Credit cards	1,130,761	-	1,130,761	33,364
Total consumer loans	**1,604,454**	**2,107,653**	**3,712,107**	**61,151**

4. Domestic and foreign loans: Loans are classified according to the locations where the customers are active:

	Current Period 30 June 2004	Prior Period 31 December 2003
Domestic loans	10,170,209	8,932,682
Foreign loans	386,689	494,017
Total	**10,556,898**	**9,426,699**

5. Loans granted to subsidiaries and investments:

	Current Period 30 June 2004	Prior Period 31 December 2003
Direct loans granted to subsidiaries and investments	2,034	8,312
Indirect loans granted to subsidiaries and investments	-	-
Total	**2,034**	**8,312**

6. Specific provisions provided against loans:

Specific provisions	Current Period 30 June 2004	Prior Period 31 December 2003
Loans and receivables with limited collectibility	28,132	13,015
Loans and receivables with doubtful collectibility	1,904	1,432
Uncollectible loans and receivables	97,485	105,109
Total	**127,521**	**119,556**

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 30 June 2004)

I. INFORMATION AND DISCLOSURES RELATED TO ASSETS (Continued)

7. Information on loans and other receivables included in loans under follow-up account (Net):

7(i). Information on loans and other receivables restructured or rescheduled and classified under follow-up accounts: None.

7(ii). The movement of loans and other receivables under follow-up:

	III. Group	IV. Group	V. Group
	Loans and receivables with limited collectibility	Loans and receivables with doubtful collectibility	Uncollectible loans and receivables
Prior period end balance: 31 December 2003	13,015	1,432	105,109
Additions (+)	46,074	1,765	403
Transfers from other categories of loans under follow-up (+)	-	19,618	20,005
Transfers to other categories of loans under follow-up (-)	19,618	20,005	-
Collections (-)	10,180	796	16,182
Monetary loss (-)	1,141	106	7,575
Write-offs (-)	18	4	4,275
Current period end balance	28,132	1,904	97,485
Specific provision (-)	28,132	1,904	97,485
Net balance on balance sheet	-	-	-

7(iii). Information on foreign currency loans and other receivables under follow-up:

	III. Group	IV. Group	V. Group
	Loans and receivables with limited collectibility	Loans and receivables with doubtful collectibility	Uncollectible loans and receivables
Current Period: 30 June 2004			
Period end balance	1,132	78	34,765
Specific provision (-)	1,132	78	34,765
Net Balance on balance sheet	-	-	-
Prior period: 31 December 2003			
Period end balance	662	127	42,995
Specific provision (-)	662	127	42,995
Net Balance on balance sheet	-	-	-

8. The policy followed-up for the collection of uncollectible loans and other receivables:

Uncollectible loans and other receivables are tried to be liquidated through the collection of collaterals and legal procedures.

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 30 June 2004)

I. INFORMATION AND DISCLOSURES RELATED TO ASSETS (Continued)

e. Information on investment securities held-to-maturity (Net):

1. Information on investment securities held-to-maturity:

As of 30 June 2004, the entire investment securities held-to-maturity is composed of foreign currency indexed government bonds.

	Current Period 30 June 2004	Prior Period 31 December 2003
Debt securities	322,382	697,222
Quoted in a stock exchange	-	-
Not quoted (*)	322,382	697,222
Impairment provision (-)	-	-
Total	**322,382**	**697,222**

(*)Not traded on the balance sheet date, although quoted on the stock exchange.

2. The movement of investment securities held-to-maturity:

	Current Period 30 June 2004	Prior Period 31 December 2003
Beginning balance	697,222	831,707
Monetary loss	(52,457)	(101,772)
Purchases during year	-	-
Disposals through sales and redemptions (*)	(322,383)	(32,713)
Impairment provision	-	-
Period end balance	**322,382**	**697,222**

(*)The amount "disposals through sales and redemptions" represents entirely the disposals from the redeemed securities at maturity; there are no disposals through sales.

3(i). Information on accounts in which investment securities held-to-maturity recorded:

	Current Period 30 June 2004				Prior Period 31 December 2003			
	Historical Cost		Valuation		Historical Cost		Valuation	
Investment securities held-to-maturity	TL	FC(*)	TL	FC(*)	TL	FC(*)	TL	FC(*)
Given as collateral or blocked	322,382	-	518,199	-	280,432	-	409,457	-
Subject to repo transactions	-	-	-	-	-	-	-	-
Held for structural position	-	-	-	-	-	-	-	-
Receivables from securities lending	-	-	-	-	-	-	-	-
Collaterals on securities lending	-	-	-	-	-	-	-	-
Other	-	-	-	-	416,790	-	626,493	-
Total	**322,382**	-	**518,199**	-	**697,222**	-	**1,035,950**	-

(*) Foreign Currency

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 30 June 2004)

I. INFORMATION AND DISCLOSURES RELATED TO ASSETS (Continued)

3(ii). Main features of investment securities held-to-maturity given as collateral or blocked:

All the investment securities held-to-maturity given as collateral are composed of foreign currency indexed government bonds.

Investment securities held-to-maturity given as collateral or blocked:

	Current Period 30 June 2004		Prior Period 31 December 2003	
	TL	FC(*)	TL	FC(*)
Treasury bills	-	-	-	-
Bonds and similar investment securities	322,382	-	280,432	-
Other	-	-	-	-
Total	**322,382**	-	**280,432**	-

(*)Foreign Currency

3(iii). Investment securities held-to-maturity subject to repurchase transactions: None.

3(iv). Investment securities held-to-maturity held for structural position: None.

f. Information on investments (Net):

1. Accounting method used for the valuation of investments: Disclosed in Note II of Section 3.

2. Movement schedule of investments:

	Current Period 30 June 2004	Prior Period 31 December 2003
Balance at the beginning of the period	209,956	226,009
Movements during the period		
Purchases	-	-
Free shares obtained from current year's profit	-	-
Dividends from current year profit	-	-
Sales/liquidations	(1,554)	-
Revaluation increase	-	-
Value increase/(decrease)	(232)	4,122
Foreign exchange/inflation difference	(997)	(20,175)
Balance at the end of the period	207,173	209,956
Capital commitments	-	-
Share percentage at the end of the period (%)	-	-

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 30 June 2004)

I. INFORMATION AND DISCLOSURES RELATED TO ASSETS (Continued)

3. Valuation of investments:

	Current Period 30 June 2004	Prior Period 31 December 2003
Valuation with cost (*)	199,969	202,520
Valuation with fair value	7,204	7,436
Valuation with equity method (**)	-	-

(*) It is the acquisition cost after the impairment provision, if any, and is equal to the value given in the financial statements.
(**)Valuation with the equity method is not used.

4. Investments quoted on a stock exchange:

	Current Period 30 June 2004	Prior Period 31 December 2003
Quoted to domestic stock exchanges	7,204	7,436
Quoted to international stock exchanges	-	-

5. Information on investments sold in the current period:

Description	Sale Price	Market or Stock Exchange Value at Sale Date	Cash / Installment
I-Bimsa Uluslararası İş, Bilgi ve Yönetim Sistemleri A.Ş.	418	418	Cash

6. Investments purchased in the current period: None

g. Information on subsidiaries (Net):

1. Accounting method used for the valuation of subsidiaries: Disclosed in Note II of Section 3.

2. Movement schedule of subsidiaries :

	Current Period 30 June 2004	Prior Period 31 December 2003
Balance at the beginning of the period	202,699	152,373
Movements during the period		
Purchases(**)	-	51,855
Free shares obtained	-	5,470
Dividends from current year income	-	-
Sales/liquidations (*)	-	(6,756)
Revaluation increase	-	-
Impairment provision	-	-
Currency translation differences arising from foreign investments	(5,487)	(243)
Balance at the end of the period	197,212	202,699
Capital commitments	-	-
Share percentage at the end of the period (%)	-	-

(*) Amounts for Ak Ödeme Sistemleri A.Ş. and Aknet Bilgi İşlem San. ve Tic. A.Ş.which were liquidated in 2003.
(**) As of 31 December 2003, "purchases" fully shows the capital injections.

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 30 June 2004)

I. INFORMATION AND DISCLOSURES RELATED TO ASSETS (Continued)

3. Valuation of subsidiaries:

	Current Period 30 June 2004	Prior Period 31 December 2003
Valuation with cost (*)	197,212	202,699
Valuation with fair value	-	-
Valuation with equity method (**)	-	-

(*) It is the acquisition cost after the impairment provision, if any, and is equal to the value given in the financial statements.
(**)Valuation with the equity method is not used.

4. Subsidiaries quoted on a stock exchange: None.

5. Information on subsidiaries sold in the current period: None.

6. Subsidiaries purchased in the current period: None

h. Information on finance lease receivables (Net): None.

i. Information on accrued interest and income receivables:

1. Information on accrued interest and income receivables:

Accrued interest and income receivables	Current Period 30 June 2004		Prior Period 31 December 2003	
	TL	FC(*)	TL	FC(*)
Interest receivables	17,738	528	12,685	129
Interest accruals	72,065	48,914	127,681	44,853
Loan commissions and other income receivables	-	-	-	-
Loan commissions and other income accruals	212	39	212	43
Total	**90,015**	**49,481**	**140,578**	**45,025**

(*)Foreign Currency

2. Information on other accrued interest and income receivables:

Other accrued interest and income	Current Period 30 June 2004		Prior Period 31 December 2003	
	TL	FC(*)	TL	FC(*)
Trading securities	6,341	168,251	834,294	219,514
Investment securities available-for-sale	604,474	73,084	910,204	54,573
Investment securities held-to-maturity	195,817	-	338,728	-
Interest accruals of reverse repo transactions	-	-	-	-
Interest accruals of reserve deposits	14,030	2,139	16,484	2,100
Income accruals of financial derivative instruments	388	63,293	560	206,242
Interest and income accruals	-	11,723	-	6,385
Income accrual of foreign exchange gains	388	51,570	560	199,857
Income accruals of factoring receivables	-	-	-	-
Other	70	2,303	35	2,311
Total	**821,120**	**309,070**	**2,100,305**	**484,740**

(*) Foreign Currency

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 30 June 2004)

I. INFORMATION AND DISCLOSURES RELATED TO ASSETS (Continued)

j. Information related with other assets:

1. As of 30 June 2004, the Bank's "net deferred tax assets" is TL5,324. There are no carryforward losses used in the calculation of this amount. The temporary timing differences arising due to the different treatment of accounting policies and valuation principles, compared to the tax law give rise to deferred tax assets and deferred tax liabilities; and is accounted as "net deferred tax assets" in other assets.

2. Other assets amount to TL121,399 (31 December 2003: TL34,956) on the balance sheet and do not exceed 10% of the total assets, excluding the off-balance sheet commitments.

II. INFORMATION AND DISCLOSURES RELATED TO LIABILITIES

a. Information about deposits:

1. Information on maturity structure of the deposits:

1(i). Current Period-30 June 2004:

	Demand	With 7 days notification	Up to 1 month	1-3 months	3-6 months	6 months-1 year	1 year and over
Saving deposits	517,998	-	1,728,468	1,709,301	363,543	978,195	83,397
Foreign currency deposits	1,799,449	-	1,504,978	4,624,704	2,084,011	676,424	622,056
Residents in Turkey	1,766,345	-	1,392,589	4,593,040	1,897,165	497,221	239,714
Residents abroad	33,104	-	112,389	31,664	186,846	179,203	382,342
Public sector deposits	181,221	-	12	-	99	-	-
Commercial deposits	862,312	-	123,662	197,302	49,383	19,855	122,142
Other institutions deposits	111,920	-	7,231	16,240	6,578	53,014	692
Gold vault	-	-	-	-	-	-	-
Bank deposits	51,302	-	703,510	273,112	28,669	4,000	-
Central Bank of Turkey	-	-	-	-	-	-	-
Domestic Banks	1,274	-	123,002	-	-	4,000	-
Foreign Banks	3,176	-	580,508	273,112	28,669	-	-
Special financial institutions	46,852	-	-	-	-	-	-
Other	-	-	-	-	-	-	-
Total	**3,524,202**	-	**4,067,861**	**6,820,659**	**2,532,283**	**1,731,488**	**828,287**

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 30 June 2004)

II. INFORMATION AND DISCLOSURES RELATED TO LIABILITIES (Continued)

1(ii). Prior period-31 December 2003:

	Demand	With 7 days notification	Up to 1 month	1-3 months	3-6 months	6 months-1 year	1 year and over
Saving deposits	462,474	-	1,414,645	1,810,658	532,302	461,041	107,845
Foreign currency deposits	2,000,364	-	1,654,365	5,161,193	2,143,885	1,117,286	784,915
Residents in Turkey	1,968,131	-	1,530,799	5,059,949	1,877,179	612,409	243,625
Residents abroad	32,233	-	123,566	101,244	266,706	504,877	541,290
Public sector deposits	14,560	-	13	-	10	-	-
Commercial deposits	837,011	-	202,023	145,338	13,473	8,555	103,112
Other institutions deposits	115,518	-	8,252	37,870	2,924	70,086	746
Gold vault	-	-	-	-	-	-	-
Bank deposits	104,073	-	437,142	533,645	291,981	78,590	1,524
Central Bank of Turkey	-	-	-	-	-	-	-
Domestic banks	717	-	212,582	-	2,163	2,163	-
Foreign banks	41,271	-	224,560	533,645	289,818	76,427	1,524
Special financial institutions	62,085	-	-	-	-	-	-
Other	-	-	-	-	-	-	-
Total	**3,534,000**	-	**3,716,440**	**7,688,704**	**2,984,575**	**1,735,558**	**998,142**

2. Information on the guarantee of Saving Deposits Insurance Fund:

2(i). Information on saving deposits under the guarantee of saving deposit insurance fund and exceeding the limit of deposit insurance fund:

	Under the guarantee of deposit insurance		Exceeding the limit of insurance deposit	
Saving Deposits	Current Period 30 June 2004	Prior Period 31 December 2003	Current Period 30 June 2004	Prior Period 31 December 2003
Saving deposits	5,380,902	4,788,965	-	-
Foreign currency saving deposits	9,008,260	9,946,265	-	-
Other deposits in the form of saving deposits	-	-	-	-
Foreign branches' deposits under foreign authorities' insurance	549,156	1,042,816	-	-
Off-shore banking regions' deposits under foreign authorities' insurance	-	-	-	-

According to the decree prepared by Banking Regulation and Supervision Agency ("BRSA") and published on 3 July 2003 in the Official Gazette No. 25157, all saving deposits in banks are covered under Saving Deposits Insurance Fund until 5 July 2004. After 5 July 2004, saving deposits up to TL50 billion will be covered by the insurance fund.

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 30 June 2004)

II. INFORMATION AND DISCLOSURES RELATED TO LIABILITIES (Continued)

2(ii). Saving deposits which are not under the guarantee of deposit insurance fund:

	Current Period 30 June 2004	Prior Period 31 December 2003
Foreign branches' saving deposits	-	-
Off-shore banking regions' saving deposits	-	-

Saving deposits in the foreign branches are not under the guarantee of Saving Deposits Insurance Fund; they are guaranteed according to their local legal requirements. As seen in the above table, the Bank does not have any foreign branch-saving deposits which are not under guarantee.

b. Information on funds provided from repurchase agreement transactions:

	Current Period 30 June 2004		Prior Period 31 December 2003	
	TL	FC(*)	TL	FC(*)
From domestic transactions	436,321	-	650,108	-
Financial institutions and organizations	-	-	135,170	-
Other institutions and organizations	242,624	-	307,079	-
Real persons	193,697	-	207,859	-
From foreign transactions	179	129,394	1,838	-
Financial institutions and organizations	9	129,394	1,822	-
Other institutions and organizations	124	-	-	-
Real persons	46	-	16	-
Total	**436,500**	**129,394**	**651,946**	-

(*) Foreign Currency

c. Information on borrowings:

	Current Period 30 June 2004		Prior Period 31 December 2003	
	TL	FC(*)	TL	FC(*)
Short-term	41,918	2,475,148	36,024	2,252,899
Medium and long-term	-	1,816,982	-	1,655,735
Total	**41,918**	**4,292,130**	**36,024**	**3,908,634**

(*) Foreign Currency

The liabilities providing the funding sources of the Bank are deposits and borrowings. Deposits are the most important funding source of the Bank and diversification of these deposits by number and type of depositors with a stable structure does not create any risk concentration. The borrowings are composed of funds such as syndicated and securitized loans, money market and post finance which are obtained from different financial institutions with different maturity-interest structures and characteristics. There is no risk concentration in any of the funding sources of the Bank.

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 30 June 2004)

II. INFORMATION AND DISCLOSURES RELATED TO LIABILITIES (Continued)

d. Information on marketable securities issued: None.

e. Information on funds: None.

f. Information on miscellaneous payables:

	Current Period 30 June 2004	Prior Period 31 December 2003
Total amount of cash collateral obtained	1,457	1,305

The cash collaterals obtained are related with loans given.

g. Other liabilities: Other liabilities amounts to TL341,599 (31 December 2003: TL195,356) and does not exceed 10% of the total liabilities excluding off-balance sheet commitments.

h. Information on financial leasing:

Liabilities incurred due to financial leasing agreements:

	Current Period 30 June 2004		Prior Period 31 December 2003	
	Gross	Net	Gross	Net
Less than 1 Year	5,691	5,392	6,190	5,227
Between 1-4 Years	3,684	3,466	6,777	6,244
More than 4 Years	-	-	-	-
Total	**9,375**	**8,858**	**12,967**	**11,471**

i. Information on accrued interest and expenses payable:

	Current Period 30 June 2004		Prior Period 31 December 2003	
	TL	FC(*)	TL	FC(*)
Accrued interest on deposits	193,459	48,806	108,190	44,728
Accrued interest on borrowings	-	18,589	2,251	20,356
Accrued interest on bonds	-	-	-	-
Accrued interest on repurchase agreement transactions	445	377	561	-
Accrued interest on financial derivative instruments	91	207	3,961	481
Accrued interest and expense	-	207	-	481
Foreign exchange losses accrued	91	-	3,961	-
Accrued interest on factoring payables	-	-	-	-
Other interest and expense accruals	35,696	14,581	73,599	14,035
Total	**229,691**	**82,560**	**188,562**	**79,600**

(*) Foreign currency

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 30 June 2004)

II. INFORMATION AND DISCLOSURES RELATED TO LIABILITIES (Continued)

j. Information on general provisions and subordinated loans:

1. Information on general provisions:

	Current Period 30 June 2004	Prior Period 31 December 2003
General Provisions	63,274	56,284
Provisions for first group loans and receivables	43,137	38,144
Provisions for second group loans and receivables	433	277
Provisions for non cash loans	12,178	10,139
Others	7,526	7,724

2. Information on other provisions:

2 (i). Information on provisions for possible risks:

The Bank's general reserve calculated on the basis of statistical analyses for consumer loans amounts to TL 47,415.

The Bank purchased foreign currency indexed government bonds with maturities of 3 to 5 years through the auction procedures in 2001 and valued them at 31 December 2001 with the market prices of the Eurobonds issued by the Turkish Undersecretariat of Treasury, in accordance with the Special Audit Communiqué and the Banking Act, Article 4. At 1 January 2002, the Bank started to value the mentioned securities with their amortised costs using the "Internal rate of return method". As of 31 December 2003, based on the prudency principle of AAR, these securities were valued, effective from their acquisition dates in accordance with the related regulations, with the "Internal rate of return method", and the resulting difference between the two methods was accounted under "Other Provisions" in the liabilities as at 30 June 2004, the related difference amounts to TL55,924 (31 December 2003: TL87,528).

2 (ii). The "other provisions" account amounts to TL115,988 (31 December 2003: TL173,087), and TL103,339 (31 December 2003: TL156,528) of this amount is the above mentioned provisions provided for the possible risks.

3. Information on subordinated loans:

	Current Period 30 June 2004		Prior Period 31 December 2003	
	TL	FC(*)	TL	FC(*)
From domestic banks	-	-	-	-
From other domestic institutions	-	-	-	-
From foreign banks	-	-	-	-
From other foreign institutions	-	4,653	-	4,933
Total	-	**4,653**	-	**4,933**

(*) Foreign Currency

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 30 June 2004)

II. INFORMATION AND DISCLOSURES RELATED TO LIABILITIES (Continued)

k. Information on shareholders' equity:

1. Presentation of paid-in capital (nominal values, inflation unadjusted balances):

	Current Period 30 June 2004	Prior Period 31 December 2003
Common stock	1,500,000	1,200,000
Preferred stock	-	-

2. Amount of paid-in-capital, explanation about whether the registered share capital system is used, if so, the amount of registered share capital (nominal values, inflation unadjusted balances):

Capital System	Paid-in capital	Ceiling
Registered share capital	1,500,000	2,500,000

3. Information on share capital increases and their sources; other information on increased capital shares in current period (nominal values, inflation unadjusted balances):

Date of capital incresase	Amount of capital increase	Cash	Reserves	Revaluation Fund
31.05.2004	300,000	-	300,000	-

4. Information on share capital increases from revaluation funds during the current period: There is no share capital increase from the revaluation funds.

5. Information on capital commitments, the purpose and the sources until the end of the fiscal year and the subsequent interim period: The Bank has no capital commitments in the mentioned periods.

6. The effects of anticipations based on the financial figures for prior periods about the Bank's income, profitability and liquidity, and the anticipations regarding the uncertainty of these indicators on the shareholders' equity:

   The Bank has been continuing its operations with high profitability and has been retaining most of its net profit in the equity, either by increasing its capital or transferring it into reserves. On the other hand, only a small part of the equity is allocated to associates and subsidiaries and fixed assets, thus giving a chance for a considerably high free capital which provides funds for the liquid and high interest bearing assets. Considering all these points, the Banks's shareholders' equity is getting steadily stronger.

7. Information on privileges given to shares representing the capital: None.

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 30 June 2004)

II. INFORMATION AND DISCLOSURES RELATED TO LIABILITIES (Continued)

l. Common stock issue premiums, shares and equity instruments:

	Current Period 30 June 2004	Prior Period 31 December 2003
Number of shares (thousand)	1,500,000,000	1,200,000,000
Preferred stock	-	-
Common stock issue premium	-	-
Common stock cancelling profit	-	-
Other equity instruments	-	-
Total common stock issue	1,500,000,000	1,200,000,000

m. Information on shareholders having more than 10% share percentage:

Name/Commercial Title	Share Amounts (Nominal)	Share Percentage	Paid-in Capital	Unpaid Portion
Hacı Ömer Sabancı Holding A.Ş.	493,016	%32.87	493,016	-

III. INFORMATION AND DISCLOSURES RELATED TO INCOME STATEMENT

a. Information on interest income:

1. Information on interest income received from associates and subsidiaries:

	Current Period 30 June 2004	Prior Period 30 June 2003
Interests received from associates and subsidiaries	657	389

2. Information on financial leasing income: None.

3. Interest received from reverse repurchase agreement transactions:

	Current Period 30 June 2004		Prior Period 30 June 2003	
	TL	FC(*)	TL	FC(*)
Interests received from reverse repurchase agreement transactions	-	-	1,460	-

(*) Foreign Currency

b. Information on interest expense:

1. Information on interest expense given to associates and subsidiaries:

	Current Period 30 June 2004	Prior Period 30 June 2003
Interest paid to associates and subsidiaries	813	190

2. Information on financial leasing expense:

	Current Period 30 June 2004	Prior Period 30 June 2003
Financial leasing expenses	301	465

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 30 June 2004)

III. INFORMATION AND DISCLOSURES RELATED TO INCOME STATEMENT (Continued)

3. Maturity structure of the interest expense on deposits:

Account name	Demand Deposits	Time Deposits					Total
		Up to 1 Month	Up to 3 Months	Up to 6 Months	Up to 1 Year	More than 1 Year	
TL							
Bank deposits	37	3,352	-	-	213	-	3,602
Saving deposits	3,990	176,481	202,007	53,391	97,480	17,692	551,041
Public sector deposits	68	-	-	1	-	-	69
Commercial deposits	2,102	4,852	7,742	1,938	779	4,793	22,206
Other institutions deposits	275	12,973	26,497	7,175	-	11,500	58,420
Deposits with 7 days notification	-	-	-	-	-	-	-
Gold vault							
Total TL	6,472	197,658	236,246	62,505	98,472	33,985	635,338
FC							
Foreign currency deposits	94	15,763	63,688	28,569	14,109	9,336	131,559
Bank deposits	20	10,424	4,444	467	-	-	15,355
Deposits with 7 days notification	-	-	-	-	-	-	-
Gold vault	-	-	-	-	-	-	-
Total FC	114	26,187	68,132	29,036	14,109	9,336	146,914
Total	**6,586**	**223,845**	**304,378**	**91,541**	**112,581**	**43,321**	**782,252**

4. Interest given to repurchase agreement transactions:

	Current Period 30 June 2004		Prior Period 30 June 2003	
	TL	FC(*)	TL	FC(*)
Interests given to repurchase agreement transactions	61,105	1,024	109,613	-

(*) Foreign Currency

On the income statement, interests given to repurchase agreement transactions are included in the "interest expense on money market transactions".

c. Information related with other operating income:

There are no extraordinary items included in the other operating income.

d. Provision expense related to loans and other receivables of the Bank:

	Current Period 30 June 2004	Prior Period 30 June 2003
Specific provisions for loans and other receivables	48,242	20,753
Group III. loans and receivables	46,074	20,234
Group IV. loans and receivables	1,765	238
Group V. loans and receivables	403	281
General provision expenses	11,318	-
Possible risks provision expenses	-	-
Foreign exchange losses from foreign currency indexed loans	-	-
Marketable securities impairment expense	-	2
Trading securities	-	2
Available-for-sale securities	-	-
Impairment provision expense	-	-
Investments and associates	-	-
Subsidiaries	-	-
Joint ventures	-	-
Held to maturity securities	-	-
Other	-	-
Total	**59,560**	**20,755**

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 30 June 2004)

III. INFORMATION AND DISCLOSURES RELATED TO INCOME STATEMENT (Continued)

e. The profit and loss from associates and subsidiaries:

1. The profit and loss from associates and subsidiaries:

	Current Period (*) 30 June 2004	Prior Period (*) 30 June 2003
Income and loss from subsidiaries (+/-)	17,093	2,871
Income and loss from associates (+/-)	12,290	2,737

(*) The dividend income received from subsidiaries and associates.

2. Bank's share in profit or loss from subsidiaries and associates that are accounted for using the equity method of accounting:

   Equity method is not used in any of the subsidiaries and associates mentioned in the unconsolidated financial statements.

3. The information on income and expense related with transactions made with real or legal persons within the same risk group of the Bank:

   Related information is disclosed in the note VI "Information and disclosures related to the Bank's risk group".

g. Information on net income or loss for the period:

1. Other operational expenses

In accordance with the Uniform Chart of Accounts, the foreign exchange gains from foreign currency indexed securities are recorded to "Interest income on marketable securities" account instead of "Foreign exchange gains" and the foreign exchange losses from the foreign currency indexed securities are recorded to "Other operating expenses". Thus, as of 30 June 2004, almost TL96,000, essentially foreign exchange gains, has been booked as "Interest income on marketable securities" and as of 30 June 2003 almost TL245,000, essentially foreign exchange loss has been booked as "Other operational expenses". Had these amounts been booked in "Foreign exchange gains/losses" account, the Bank's "Net foreign exchange losses" would be TL3,719 at 30 June 2004 and "Net foreign exchange gains" would be TL111,165 at 30 June 2003

2. Tax provision:

Effective from 1 January 2004, the use of inflation accounting principles in the calculation of the corporate tax base is stipulated by Law 5024 published on 30 December 2003 in the Official Gazette No. 25332. In accordance with the law, if the cumulative price increase in the Wholesale Price Index (WPI) is higher than 100% for the last 36 months and higher than 10% for the last 12 months, inflation accounting principles must be taken into consideration in the calculation of tax base.

At 30 June 2004, WPI increase is 110.31% for the last 36 months and 10.53% for the last 12 months. Since the conditions for the application of inflation accounting have been realized for 2004, the Bank has calculated and accounted its tax provisions in accordance with inflation accounting principles.

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 30 June 2004)

III. INFORMATION AND DISCLOSURES RELATED TO INCOME STATEMENT (Continued)

On the other hand, since the conditions that necessitate the application of inflation accounting were not met in the first quarter of 2004, the Bank calculated its advance corporation tax as of 31 March 2004 on the financial statements that are not adjusted according to the inflation accounting principles. The advance tax calculated and paid as of 31 March 2004 is higher than the tax provisions as of 30 June 2004 which is calculated and accounted in accordance to the inflation accounting principles; therefore there is no balance as "tax provision" in the accompanying financial statements.

3. Information on any change in the accounting estimates concerning the current period or consequent periods:

No material changes are expected in the accounting estimates of the Bank in subsequent periods.

IV. INFORMATION AND DISCLOSURES RELATED TO OFF-BALANCE SHEET ACCOUNTS

a. Information on contingent liabilities:

1. Contingent liabilities related to joint ventures: None.
2. The accounting of contingent liabilities and assets is as follows:

For the contingent assets: the asset is recorded in the financial statements if the probability of occurrence for the condition is near certain; the asset is explained in the notes if the probability of occurrence is high.

For the contingent liabilities: if the probability of occurrence for the contingent liability is high and can be reliably measured, a provision is calculated and reflected in the financial statements. If the probability cannot be reliably measured, the commitment is explained in the notes. If the management does not expect any material loss as a result of these transactions or if the expected loss is very small, it is also explained in the notes.

Accordingly, the Bank has identified certain legal proceedings outstanding against the Bank as contingent liabilities and booked a provision in the amount of TL6,296 (31 December 2003 : TL8,944).

b. Information related to off-balance sheet commitments:

1. Type and amount of irrevocable commitments: The commitments for credit card limits and cheque books amount to TL9,627,022 (31 December 2003 : TL8,023,840).

2. Type and amount of probable losses and obligations arising from off-balance sheet items:

The Bank has no probable losses arising from off-balance sheet items. Obligations arising from off-balance sheet are disclosed in "Off-balance sheet commitments".

2(i). Non-cash loans including guarantees, bank acceptances, collaterals and others that are accepted as financial commitments:

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 30 June 2004)

IV. INFORMATION AND DISCLOSURES RELATED TO OFF-BALANCE SHEET ACCOUNTS (Continued)

Bank acceptances	:	9,031
Letters of credit	:	555,417
Other commitments and contingencies	:	23,326
Total	:	587,774

2(ii). Revocable, irrevocable guarantees and other similar commitments and contingencies:

Revocable letters of guarantee	:	105,527
Irrevocable letters of guarantee	:	1,537,626
Letters of guarantee given in advance	:	97,972
Guarantees given to customs	:	136,803
Other letters of guarantee	:	88,521
Total	:	1,966,449

c. Total amount of non-cash loans:

1. Total amount of non-cash loans:

	Current Period 30 June 2004	Prior Period 31 December 2003
Guarantees given against cash loans	70,437	115,094
With maturity of 1 year or less than 1 year	25,195	51,333
With maturity of more than 1 year	45,242	63,761
Other non-cash loans	2,483,786	2,001,497
Total	**2,554,223**	**2,116,591**

2. Pledges, mortgages and other restrictions, if any, on property and equipment; expenditure on property and equipment during construction, commitments for the purchase of property and equipment:

   There are no pledges, mortgages and other restrictions on property and equipment and there are no commitments for the purchase of property and equipment.

d. Brief information on ratings carried out by international rating firms:

Fitch Ratings upgraded both the Bank's Long Term Turkish Lira Rating from "BB-"to "BB" as of 28 June 2004 and National Rating from "A+ (tur)" to "AA- (tur)" as of 29 June 2004. The Bank's Long Term Turkish Lira Rating is two points above the National Rating.

Fitch Ratings stated that Akbank received a rating that is two points higher than the National Rating due to its strong financial structure and its prudent management culture that has proved effective, even during the recent economic crises.

At 21 October 2003, Moody's changed the Country Outlook for Foreign Currency Deposits from "stable" to "positive". The increasing demand for the local currency and decrease in real interest rates, thus recovery in liabilities, were pointed out as the reasons for the upgrade. At the same date, the Bank's Outlook for Foreign Currency Deposits was also upgraded to "positive".

IV. INFORMATION AND DISCLOSURES RELATED TO OFF-BALANCE SHEET ACCOUNTS (Continued)

The recent ratings are as follows:

FITCH RATINGS **June 2004**	**Rating**	**Outlook**
Foreign Currency Ratings		
Long-Term	B+	Stable
Short-Term	B	
Turkish Lira Ratings		
Long-Term	BB	Stable
Short-Term	B	
National Rating		
Long-Term	AA- (tur)	Stable
Individual Rating	C	
Support Rating	4	

MOODY'S RATINGS **October 2003**	**Rating**	**Outlook**
Financial Strength Rating	D+	Positive
Long-Term Foreign Currency Deposit Rating	B3	Positive
Long-Term Domestic Currency Deposit Rating	Baa2	Stable
Short-Term Domestic Currency Deposit Rating	Prime-2	Stable

V. INFORMATION AND DISCLOSURES RELATED TO STATEMENT OF CASH FLOWS

a. Information about cash and cash equivalents:

1. Items included in cash and cash equivalents and the accounting policy used to determine these items:

   Cash and foreign currency and demand deposits in the banks including the Central Bank of Turkey are described as "Cash". Interbank money market placements and time deposits in the banks with original maturity of less than three months are described as "Cash equivalents".

2. The effect of any change in the accounting policy: None.

3. Reconciliation between the totals of cash and cash equivalents in the balance sheet and in the cash flow table given below:

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 30 June 2004)

V. INFORMATION AND DISCLOSURES RELATED TO STATEMENT OF CASH FLOWS (Continued)

3(i). Cash and cash equivalents at the beginning of the period:

	Current Period 30 June 2004	Prior Period 30 June 2003
Cash	**435,197**	**419,061**
Cash and foreign currency	227,808	294,905
Demand deposits in banks	207,389	124,156
Cash equivalents	**1,229,568**	**3,715,660**
Interbank money market	429,132	2,331,438
Time deposits in banks	800,436	1,384,222
Total cash and cash equivalents	**1,664,765**	**4,134,721**

The total value reached as a result of transactions in the prior period is the total value of cash and cash equivalents for the beginning of the current period.

3(ii). Cash and cash equivalents at the end of period:

	Current Period 30 June 2004	Prior Period 30 June 2003
Cash	**367,023**	**362,416**
Cash and foreign currency	198,078	234,548
Demand deposits in banks	168,945	127,868
Cash equivalents	**1,222,087**	**1,307,996**
Interbank money market	521,514	723,071
Time deposits in banks	700,573	584,925
Total cash and cash equivalents	**1,589,110**	**1,670,412**

b. Information on cash and cash equivalent assets of the Bank that are not available for free use due to legal restrictions or other reasons:

Related with the securitization loans obtained from abroad, there is no restriction on the demand and time deposits up to three months at 30 June 2004 (31 December 2003: TL76,562).

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 30 June 2004)

VI. INFORMATION AND DISCLOSURES RELATED TO BANK'S RISK GROUP

a. Information on the volume of transaction relating to the bank's risk group, incomplete loan and deposit transactions and income and loss of the period:

1. Current period-30 June 2004:

Bank's risk group (*)	Associates and subsidiaries		Direct and indirect shareholders of the Bank		Other items that have been included in the risk group	
	Cash	Non-cash	Cash	Non-cash	Cash	Non-cash
Loans and other receivables						
Balance at the beginning of the period	1,438	25,472	261,512	363,714	24,596	12,579
Balance at the end of the period	2,034	61,754	273,803	313,444	28,608	7,940
Interest and commission income received	657	26	17,765	430	1,153	14

(*) Defined in the 20th Article of the "Regulation on the Establishment and Operations of Banks".

The counterparty basis breakdown of cash loans granted to related parties is given in the table below. As can be seen from the table, a significant portion of the related party loans is granted to joint ventures with foreign partners. Companies with foreign partners and shares in foreign partnership can also be observed in the table.

Related Party Name	Loan amount 30 June 2004	Loan amount 31 Dec. 2003	Major foreign partner, if any	% of foreign ownership, if any
Carrefour Sabancı Tic. Merkezi A.Ş.	5,459	7,265	Carrefour	60
Loans	190,220	316,990		
Less: Cash collateral provided	(184,761)	(309,725)		
Gıdasa Sabancı Gıda San. ve Tic. A.Ş.	48,654	11,220	-	-
Dupont Sabancı International LLC.	37,501	38,592	E. I. Dupont	50
Teknosa İç ve Dış Tic. A.Ş.	34,209	9,905	-	-
Kordsa Sabancı Dupont Endüstriyel İplik ve Kord Bezi San. ve Tic. A.Ş.	29,401	35,112	E. I. Dupont	42
Philsa Philip Morris Sabancı Sigara ve Tütüncülük San. ve Tic. A.Ş.	24.990	626	Philip Morris	75
Yünsa Yünlü San. ve Tic. A.Ş.	20,344	17,889	-	-
Pilsa Plastik San. ve Tic. A.Ş.	15,462	14,585	-	-
İnsa A.Ş.	9,764	10,496	-	-
Sakosa Sabancı ve Kosa İplik ve Kord Bezi San. ve Tic. A.Ş.	6,899	5,405	-	-
İnterkordsa Gmbh	6,879	10,603	E. I. Dupont	34
Sabancı Telekomünikasyon Hizmetleri A.Ş.	6,286	6,585	-	-
Oysa Çimento San. ve Tic. A.Ş.	4,462	4,003	-	-
Brisa Bridgestone Sabancı Lastik San. ve Tic. A.Ş.	3,354	1,120	Bridgestone Co.	43
Marsa Kraft Jacobs Suchard Sabancı Gıda San. ve Tic. A.Ş.	2,908	1,657	Kraft Foods	50
Toyotasa Toyota Sabancı Paz. ve Satış A.Ş.	2,637	3,328	Toyota Motor, Mitsui Co.	35
Enerjisa Enerji Üretim A.Ş.	1,800	2,837	E. I. Dupont Heidelberg Cement, Bridgestone Co., Bekaert	14
Bossa Tic. ve San. İşletmeleri T.A.Ş.	1,565	12,470	-	-
Temsa Termo Mekanik San. ve Tic. A.Ş.	839	6,799	-	-
Exsa Export San. Mamulleri Satış ve Araştırma A.Ş.	413	36,251	-	-
Others	40,619	50,798	-	-
Total	**304,445**	**287,546**		

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 30 June 2004)

VI. INFORMATION AND DISCLOSURES RELATED TO BANK'S RISK GROUP (Continued)

2. Prior Period - 31 December 2003:

Bank's risk group(*)	Associates and subsidiaries		Direct and indirect shareholders of the Bank		Other items that have been included in the risk group	
	Cash	Non-cash	Cash	Non-cash	Cash	Non-cash
Loans and other receivables						
Balance at the beginning of the period	81	28,367	396,973	415,278	2,310	10,641
Balance at the end of the period	1,438	25,472	261,512	363,714	24,596	12,579
Interest and commission income received(**)	8	15	34,463	440	2,858	10

(*) Defined in the 20th Article of the "Regulation on the Establishment and Operations of Banks".
(**)As of 30 June 2003.

3. Information on deposits belonging to the Bank's risk group:

Bank's risk group(*)	Associates and subsidiaries		Direct and indirect shareholders of the Bank		Other items that have been included in the risk group	
Deposits	Current Period 30 June 2004	Prior Period 31 Dec. 2003	Current Period 30 June 2004	Prior Period 31 Dec. 2003	Current Period 30 June 2004	Prior Period 31 Dec. 2003
Balance at the beginning of the period	101,178	36,831	442,586	349,668	77,418	69,875
Balance at the end of the period	18,712	101,178	374,895	442,586	76,319	77,418
Interest on deposits(**)	813	167	18,043	16,148	6,295	4,075

(*)Defined in the 20th Article of the "Regulation on the Establishment and Operations of Banks".
(**) Prior period, as of 30 June 2003.

4. Information on forward and option agreements and other similar agreements made with the Bank's risk group:

Bank's risk group (*)	Associates and subsidiaries		Direct and indirect shareholders of the Bank		Other items that have been included in the risk group	
	Current Period 30 June 2004	Prior Period 31 Dec. 2003	Current Period 30 June 2004	Prior Period 31 Dec. 2003	Current Period 30 June 2004	Prior Period 31 Dec. 2003
Transactions for trading purposes (**)						
Beginning of the period	927,597	712,449	3,328	-	-	-
End of the period	803,475	927,597	17,306	3,238	-	-
Total income/loss(***)	2,245	2,400	48	-	-	-
Transactions for hedging purposes (**)						
Beginning of the period	-	-	-	-	-	-
End of the period	-	-	-	-	-	-
Total income/loss	-	-	-	-	-	-

(*)Defined in the 20th Article of the "Regulation on the Establishment and Operations of Banks".
(**)The Bank's derivative financial instruments are classified as "trading" or "hedging" transactions in terms of Accounting Standard for Financial Derivatives. Although some derivatives hedge the Bank, they are accounted as "trading transactions" in accordance with the Accounting Standard for Financial Derivatives.
(***) Prior period, as of 30 June 2003.

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 30 June 2004)

VI. INFORMATION AND DISCLOSURES RELATED TO BANK'S RISK GROUP (Continued)

Figures presented in the table above show the sum of "sale" and "purchase" amounts of the related transactions. Each forward and swap contract and spot transaction represents a simultaneous receivable and payable to be received and paid, on a future date, in respective currencies. Accordingly, the difference between the "sale" and "purchase" transactions represents the net exposure of the Bank with respect to commitments arising from these transactions. As of 30 June 2004, net amounts of transactions with associates and subsidiaries are TL15,937 (31 December 2003: TL29,826), and for direct and indirect associates are TL24 (31 December 2003: TL (150)).

b. With respect to the Bank's risk group:

1. The relations with entities that are included in the Bank's risk group and controlled by the Bank irrespective of the relationship between the parties:

   The relationship of the Bank with the entities that are included in the Bank's risk group covers all banking activities that are consistent with the Banking Act, within the terms of bank-customer relationship and the market conditions.

2. The type of transaction, the amount and its ratio to total transaction volume, the amount of significant items and their ratios to total items, pricing policy and other issues:

   Loans and deposits amounts are the most important items among these transactions. Pricing and other conditions are performed according to the market ratios and conditions. The ratio of related party loans to total loans is 3% (31 December 2003: 3%); the ratio of related party deposits to total deposits is 2% (31 December 2003: 3%). Transactions with related parties are not significant within the income statement items. The ratio of non-cash loans granted to related parties to total non-cash loans is 15% (31 December 2003: 19%).

3. Transactions accounted in accordance with the equity method: None.

4. Information on purchase/sale of property plant and equipment and other assets, purchase/sale of services, contracts with agents, financial lease agreements, transfer of data obtained through research and development activities, license agreements, financial (loans, cash or in kind capital aid included), commitments and contingencies and management agreements:

   Insurance products by Aksigorta and Ak Emeklilik are offered at the branch offices of the Bank which act as agencies for these firms. The entire financial leasing activities are carried through BNP Ak Dresdner Finansal Kiralama A.Ş., which is 100% owned by BNP AK Dresdner Bank A.Ş., the subsidiary of the Bank.

   The cash and non-cash loans to the related party's are granted in accordance with the limits designated by the Banking Act and the current market interest rates and conditions.

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 30 June 2004)

VII. EXPLANATION RELATED TO INFLATION ACCOUNTING

a. Financial statements have been restated to eliminate the effect on the financial statements of the changes in the purchasing power parity of the Turkish lira at the balance sheet date.

b. These inflation adjusted financial statements have been prepared based on statutory financial statements.

c. The below conversion factors and wholesale price indices announced monthly on the same basis by the State Institute of Statistics have been used to restate the financial statements as at 30 June 2004:

Date	Price index	Conversion factor
30 June 2004	7,982.700	1.0000
31 December 2003	7,382.100	1.0814
30 June 2003	7,222.200	1.1053
31 December 2002	6,478.800	1.2321

d. Monetary assets and liabilities, which are carried at amounts current at the balance sheet date, are not restated because they are already expressed in terms of the monetary unit current at the balance sheet date. Non-monetary assets and liabilities which are valued at current value i.e. foreign currency denominated asset and liability accounts and whose yields or capitals are indexed to inflation or foreign currency are not restated in accordance with the related regulation and accounted like monetary items when calculating monetary gain and loss.

Non-monetary assets and liabilities which are not carried at amounts current at the balance sheet date and components of shareholders' equity are restated by applying the relevant conversion factors. In the restatement, these items are restated on the basis of their initial recognition date in the balance sheet.

- Assets are restated on the basis of their acquisition dates. During the restatement of assets which are subject to depreciation, the effects of revaluation on these assets and respective accumulated depreciation, which have been recorded in accordance with the related regulation, are eliminated.

- In the restatement of shareholders' equity, transfers from revaluation fund and other similar funds to share capital are eliminated since they are not recognized as capital injection from shareholders. Transfers of amounts which do not occur as a result of revaluation such as reserves, unappropriated profit, share premiums, income from the sale of investments and real estates are deemed to be cash contributions and are restated. As a result of the restatement, any increase in the paid-in-capital with respect to the historical amount of paid-in capital is disclosed as "capital reserves due to the inflation adjustment of paid-in capital" under equity in the financial statements.

- All items in the statement of income are restated by applying the monthly conversion factors. Since the wholesale price indices reflect monthly price changes, the same monthly conversion factors are used for all the transactions realized within a month.

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 30 June 2004)

VII. EXPLANATION RELATED TO INFLATION ACCOUNTING (Continued)

- The effects of inflation on the Bank's net monetary position are included in the statement of income as "gain or loss on net monetary position".

- All Turkish lira denominated investments, associates, subsidiaries and share certificates included in the available-for-sale portfolio are adjusted after deduction of the increases in the value of these investments due to the increases in their capitals from revaluation and other funds as well as capitalized financial expenses if any.

- Foreign currency denominated investments, associates, subsidiaries and share certificates included in the available-for-sale portfolio are valued at foreign currency acquisition costs restated in terms of the evaluation rates at the balance sheet date.

- If the inflation adjusted value is higher than the net realizable value, the values of related investments, associates, subsidiaries and share certificates included in the available-for-sale portfolio, are reduced to the net realizable or fair value, if impairment is permanent.

e. In the restatement of assets subject to depreciation, revaluation values calculated in accordance with the related regulation are eliminated. Depreciation is calculated over the restated amounts of property and equipment using the straight-line method to write off the restated cost of each asset to its residual value over its estimated useful life. Information on the useful lives of the assets are disclosed in the related notes.

f. Registered values of reserves and paid-in capital (inflation unadjusted balances) under the Turkish Commercial Code and the Articles of Association of the Bank are as follows:

	30 June 2004	31 December 2003
Paid-in capital	1,500,000	1,200,000
Legal reserves	152,911	119,117
General reserves	867,973	1,298,453

g. The financial statements of the Bank as of 31 December 2003 have been audited by Başaran Nas Serbest Muhasebeci ve Mali Müşavirlik A.Ş., (a member of PricewaterhouseCoopers). In the auditor's report, it is stated that the financial statements present fairly, in all material respects, the financial position of the Bank and the result of its operations and its cash flows for the year then ended in accordance with accounting principles and standards set out by the regulations in conformity with Article 13 of the Banking Act.

h. Income and expenses accrued for the period; a statement to confirm the existence of objective measures that income and expenses are not seasonal and evenly distributed:

Income and expenses accrued during the period and income and expenses made during the period are not seasonal and evenly distributed. Although this situation permits the usage of "average indices" for the restatement of income statement items, "monthly" income and expense balances were obtained and these balances excluding "tax provision" were restated separately with the relevant month's indices, in order to perform more precise calculations and fair presentation of financial statements.

VIII. INFORMATION THAT SHOULD BE DISCLOSED RELATED TO SUBSEQUENT EVENTS

1. Subsequent events and non-finalized transactions and their effect on the financial statements:

None.

2. Information about significant changes in the foreign exchange rates after the balance sheet date and their effects on foreign currency transactions, financial statements and foreign operations of the Bank.

As mentioned in Section Four-note V, the foreign currency exposure of the Bank is very low, thus the effect of any change in the rates will not be significant.

SECTION SIX
OTHER EXPLANATIONS AND NOTES

I. OTHER EXPLANATIONS RELATED TO BANK'S OPERATIONS

None.

II. EXPLANATION ADDED FOR CONVENIENCE TRANSLATION INTO ENGLISH

The effects of differences between accounting principles and standards set out by regulations in conformity with the Article 13 of the Banking Act No. 4389, accounting principles generally accepted in countries in which these financial statements are to be distributed and International Financial Reporting Standards ("IFRS") have not been quantified in these financial statements. Accordingly, these financial statements are not intended to present the financial position, results of operations and changes in the financial position and cash flows in accordance with the accounting principles generally accepted in such countries and IFRS.

SECTION SEVEN
EXPLANATIONS ON AUDITOR'S REVIEW REPORT

I. EXPLANATION ON REVIEW REPORT

The financial statements as at and for the period ended 30 June 2004 have been reviewed by Başaran Nas Serbest Muhasebeci ve Mali Müşavirlik A.Ş. (a member of PricewaterhouseCoopers), and in the auditor's review report dated 28 July 2004 it is stated that nothing has come to their attention to believe that the financial statements do not give a true and fair view of the financial position of the Bank at 30 June 2004 and the result of its operations for the period then ended in accordance with accounting principles and standards set out by the regulations in conformity with Article 13 of the Banking Act.

....

AKBANK T.A.Ş.

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AT 30 JUNE 2004 TOGETHER WITH AUDITOR'S REVIEW REPORT

Başaran Nas Serbest Muhasebeci
Mali Müşavirlik A.Ş.
a member of
PricewaterhouseCoopers
BJK Plaza, Süleyman Seba Caddesi
No:48 B Blok Kat 9 Akaretler
Beşiktaş 34357 İstanbul-Turkey
www.pwc.com/tr
Telephone +90 (212) 326 6060
Facsimile +90 (212) 326 6050

AUDITOR'S REVIEW REPORT

To the Board of Directors of
Akbank T.A.Ş.

1. We have reviewed the accompanying interim consolidated balance sheet of Akbank T.A.Ş. ("the Bank" - a Turkish corporation) at 30 June 2004 and the related interim consolidated statements of income and of cash flows for the six-month period then ended, all expressed in the equivalent purchasing power of the Turkish lira at 30 June 2004. These interim consolidated financial statements are the responsibility of the Bank's management. Our responsibility is to issue a report on these interim consolidated financial statements based on our review.

2. We conducted our review in accordance with the International Standard on Auditing applicable to review engagements. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries concerning company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

3. Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim consolidated financial statements do not give a true and fair view in accordance with International Financial Reporting Standards.

Başaran Nas Serbest Muhasebeci
Mali Müşavirlik Anonim Şirketi
a member of
PricewaterhouseCoopers

Zeynep Uras, SMMM
Istanbul, 28 July 2004

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AT 30 JUNE 2004

CONSOLIDATED BALANCE SHEETS
AT 30 JUNE 2004 AND 31 DECEMBER 2003

(Amounts expressed in billions of Turkish lira ("TL") in terms of the purchasing power of TL at 30 June 2004)

	Notes	Unaudited 30 June 2004	31 December 2003
ASSETS			
Cash and due from banks	4	1,777,413	1,772,925
Trading securities	5	5,596,889	8,357,865
Derivative financial instruments	6	73,802	207,351
Reserve requirements with the Central Bank of Turkey	7	1,572,401	1,668,837
Originated loans:			
-Loans and advances to customers	8	10,593,854	9,492,379
-Securities	8	6,862,341	7,643,327
Investment securities:			
-Available-for-sale	9	3,208,850	1,485,709
Investments in associated companies	10	213,981	220,107
Property and equipment	11	660,315	691,001
Deferred tax assets	15	-	73,850
Other assets and pre-payments	12	139,564	79,561
Total assets		**30,699,410**	**31,692,912**
LIABILITIES AND SHAREHOLDERS' EQUITY			
Customer deposits	13	20,428,029	21,544,858
Derivative financial instruments	6	10,053	5,087
Funds borrowed	14	4,206,758	3,674,791
Debt securities in issue	14	150,531	297,407
Income taxes payable	15	-	287,883
Deferred tax liabilities	15	6,296	-
Other liabilities and accrued expenses	16	521,520	487,075
Reserve for employment termination benefits	17	24,819	27,708
Total liabilities		**25,348,006**	**26,324,809**
Minority interest		130	128
Shareholders' equity			
-Share capital	18	1,500,000	1,200,000
-Adjustment to share capital	18	2,465,943	2,469,107
Total paid-in share capital		3,965,943	3,669,107
Share premium		8,642	8,642
Translation reserve		(31,536)	(30,237)
Other reserves	9	(66,796)	3,935
Retained earnings	19	1,475,021	1,716,528
Total shareholders' equity		**5,351,274**	**5,367,975**
Total liabilities and shareholders' equity		**30,699,410**	**31,692,912**
Commitments and contingent liabilities	21		

The interim consolidated financial statements as at and for the period ended 30 June 2004 have been approved for issue by the Board of Directors on 28 July 2004 and signed on its behalf by Zafer Kurtul, the Chief Executive Officer and; by Balamir Yeni, the Executive Vice President of the Bank.

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME
FOR THE SIX-MONTH PERIODS ENDED 30 JUNE

(Amounts expressed in billions of Turkish lira ("TL") in terms of the purchasing power of TL at 30 June 2004)

	Notes	Unaudited 30 June 2004	Unaudited 30 June 2003
Interest income:			
Interest on originated loans:			
- Loans and advances to customers		783,754	458,459
- Securities		766,962	788,488
Interest on investment and trading securities		389,806	865,540
Interest on deposits with banks		85,213	377,067
Other interest income		494	507
Total interest income		**2,026,229**	**2,490,061**
Interest expenses:			
Interest on deposits		(857,395)	(1,066,890)
Interest on funds borrowed and debt securities in issue		(45,259)	(51,726)
Interest on Interbank money market deposits		(608)	(50,613)
Other interest expenses		(849)	(1,990)
Total interest expenses		**(904,111)**	**(1,171,219)**
Net interest income		**1,122,118**	**1,318,842**
Foreign exchange gains and losses, including net gains or losses from dealing in foreign currency		3,607	124,698
Net interest income after foreign exchange gains and losses		**1,125,725**	**1,443,540**
Provision for loan losses	8	(15,758)	(437)
Net interest income after foreign exchange gains and losses and provision for loan losses		**1,109,967**	**1,443,103**
Fee and commission income		302,133	212,133
Fee and commission expense		(102,087)	(117,649)
Net fee and commission income		**200,046**	**94,484**
Net trading gains on securities		196,412	150,831
Dividend income		1,602	2,672
Other operating income		8,104	16,490
Operating income		**1,516,131**	**1,707,580**
Operating expenses	20	(450,293)	(409,274)
Income from associates		7,465	7,478
Loss on net monetary position		**(335,670)**	**(301,100)**
Income before income taxes		**737,633**	**1,004,684**
Income taxes	15	(255,667)	(374,953)
Income before minority interest		**481,966**	**629,731**
Minority interest		(3)	(4)
Net income		**481,963**	**629,727**
Earnings per share	2 (t)		
- ordinary shares (expressed in TL per share)		288	376
- founders' and usufruct shares (expressed in TL million per share)		19,619	25,634

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX-MONTH PERIODS ENDED 30 JUNE

(Amounts expressed in billions of Turkish lira ("TL") in terms of the purchasing power of TL at 30 June 2004)

	Notes	Unaudited 30 June 2004	Unaudited 30 June 2003
Cash flows from operating activities:			
Net income for the period		481,963	629,727
Adjustments for:			
Add back income tax		255,667	374,953
Depreciation and amortisation	11, 20	52,760	42,784
Provision for loan losses	8	15,758	437
Impairment in the value of available-for-sale equity securities	20	-	1,455
Employment termination benefits	17	4,360	22,872
Income from associates		(7,465)	(7,478)
Minority interest		2	4
Add back dividend income		(1,602)	(2,672)
Remeasurement of derivative financial instruments at fair value		138,515	23,667
Unearned commission income	16	(36,253)	(57,156)
Interest income, net		(1,122,118)	(1,318,843)
Interest paid		(805,272)	(1,166,882)
Interest received		3,185,105	2,210,576
Other reserves		(70,731)	6,906
Translation reserve		(1,299)	(31,759)
Inflation effect on non-operating activities		(2,074)	9,020
Inflation effect on provision for loan losses	8	(18,090)	(18,316)
Operating profit before changes in operating assets and liabilities		**2,069,226**	**719,295**
Net decrease in reserve requirements with the Central Bank of Turkey		95,418	244,951
Net (increase)/ decrease in originated loans		(657,798)	3,603,646
Net decrease/(increase) in trading securities		1,968,814	(1,942,813)
Net (increase)/ decrease in other assets and prepayments		(20,364)	57,396
Net increase/(decrease) in other liabilities and accrued expenses		63,447	(91,969)
Net decrease in customer deposits		(1,217,984)	(3,671,715)
Inflation effect on operating activities		(157,380)	95,519
		2,143,379	**(985,690)**
Income taxes paid		(503,042)	(302,892)
Net cash from/(used in) operating activities		**1,640,337**	**(1,288,582)**
Cash flows from/(used in) investing activities:			
Purchase of property and equipment, net	11	(22,074)	(64,740)
Net change in investment in associated companies		6,126	30,021
Net increase in investment securities		(1,739,202)	(127,579)
Dividends received		1,602	2,672
Net cash used in investing activities		**(1,753,548)**	**(159,626)**
Cash flows from/(used in) financing activities:			
Change in borrowed funds, debt securities and interbank money market deposits, net		387,406	(840,885)
Dividends paid		(426,634)	(116,265)
Inflation effect on financing activities		308,062	409,405
Net cash from/(used in) financing activities		**268,834**	**(547,745)**
Net increase/(decrease) in cash and cash equivalents		**155,623**	**(1,995,953)**
Inflation effect on cash and cash equivalents		**(130,518)**	**(495,629)**
Cash and cash equivalents at the beginning of period		**1,707,277**	**4,886,146**
Cash and cash equivalents at the end of period	4	**1,732,382**	**2,394,564**

The accompanying notes form an integral part of these consolidated financial statements.

AKBANK T.A.Ş.

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE SIX-MONTH PERIODS ENDED 30 JUNE

(Amounts expressed in billions of Turkish lira ("TL") in terms of the purchasing power of TL at 30 June 2004)

	Share capital							
	Share capital	Adjustment to share capital	Total paid-in share capital	Share premium	Translation reserve	Other reserves	Retained earnings	Total
Balance at 1 January 2003	**816,000**	**2,436,844**	**3,252,844**	**8,642**	**(3,704)**	**(20,429)**	**618,482**	**3,855,835**
Capital increase:								
- Transfer from retained earnings	384,000	32,263	416,263	-	-	-	(416,263)	-
Available-for-sale securities' net fair value gains, net of tax	-	-	-	-	-	8,360	-	8,360
Translation reserve	-	-	-	-	(31,759)	-	-	(31,759)
Cash dividends	-	-	-	-	-	-	(116,265)	(116,265)
Net income for the period	-	-	-	-	-	-	629,727	629,727
Balance at 30 June 2003	**1,200,000**	**2,469,107**	**3,669,107**	**8,642**	**(35,463)**	**(12,069)**	**715,681**	**4,345,898**
Balance at 1 January 2004	**1,200,000**	**2,469,107**	**3,669,107**	**8,642**	**(30,237)**	**3,935**	**1,716,528**	**5,367,975**
Capital increase:								
- Transfer from retained earnings	300,000	(3,164)	296,836	-	-	-	(296,836)	-
Available-for-sale securities' net fair value losses, net of tax	-	-	-	-	-	(70,731)	-	(70,731)
Translation reserve	-	-	-	-	(1,299)	-	-	(1,299)
Cash dividends	-	-	-	-	-	-	(426,634)	(426,634)
Net income for the period	-	-	-	-	-	-	481,963	481,963
Balance at 30 June 2004	**1,500,000**	**2,465,943**	**3,965,943**	**8,642**	**(31,536)**	**(66,796)**	**1,475,021**	**5,351,274**

The accompanying notes form an integral part of these consolidated financial statements.

(Amounts expressed in billions of Turkish lira ("TL") in terms of the purchasing power of TL at 30 June 2004)

NOTE 1 - PRINCIPAL ACTIVITIES

Akbank T.A.Ş. ("the Bank") was formed in 1948 and is a member of the Sabancı Group of companies which is incorporated and domiciled in Turkey. The Bank's head offices are located at Sabancı Center 4. Levent Istanbul/Turkey. As of 30 June 2004, the Bank had 619 branches dispersed throughout the country and 1 representative offices and 8 branches operating outside the country (31 December 2003: 611 branches, 1 representative office and 8 branches operating outside the country). As at 30 June 2004, the Bank employed 10,311 people (31 December 2003: 10,024 people). In addition to regular banking operations, the Bank also provides insurance intermediary services as an agency of Aksigorta A.Ş. and Ak Emeklilik A.Ş.. The Bank's operations are carried out substantially in one geographical segment (Turkey) and in five main business segments including retail banking, corporate banking, private banking, treasury activities and international banking (Note 23).

Some of the Bank's shares have been quoted on the Istanbul Stock Exchange since 1990. In April 1998, 2,012,500,000 ordinary shares, or 4.03% of the outstanding share capital of the Bank, was offered and sold in an international offering outside of Turkey in the form of Ordinary Shares and American Depository Receipt ("ADR").

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Index to significant accounting policies

(Amounts expressed in billions of Turkish lira ("TL") in terms of the purchasing power of TL at 30 June 2004)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

The principal accounting policies adopted in the preparation of these interim consolidated financial statements are set out below:

(a) Basis of presentation of financial statements

These interim consolidated financial statements are prepared in accordance with the International Financial Reporting Standards ("IFRS"), including the International Accounting Standards ("IAS") and interpretations issued by the International Accounting Standards Board ("IASB"). The Bank maintains its books of accounts and prepares its statutory financial statements in Turkish lira in accordance with the Banking Law and the accounting principles promulgated by the Banking Regulation and Supervision Agency ("BRSA") and; other relevant rules promulgated by the Turkish Commercial Code, Capital Markets Board and Tax Regulations. The subsidiaries and associates maintain their books of accounts based on statutory rules and regulations applicable in their jurisdictions. These interim consolidated financial statements are based on the historical cost convention, restated for the effects of inflation and as modified by the revaluation of available-for-sale investment securities, financial assets and financial liabilities held for trading and all derivative contracts.

The preparation of financial statements requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's best knowledge of current events and actions, actual results ultimately may differ from those estimates.

The restatement for changes in the general purchasing power of the Turkish lira as of 30 June 2004 is based on IAS 29 "Financial Reporting in Hyperinflationary Economies", which requires that financial statements prepared in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the balance sheet date, and that corresponding figures for previous periods be restated in the same terms. One characteristic that necessitates the application of IAS 29 is a cumulative three-year inflation rate approaching or exceeding 100%. The restatement was calculated by means of conversion factors derived from the Turkish nationwide wholesale price index ("WPI") published by the State Institute of Statistics ("SIS").

Indices and conversion factors used to restate these interim consolidated financial statements are given below:

Dates	**Index**	**Conversion factor**
30 June 2004	7,982.700	1.000
31 December 2003	7,382.100	1.081
30 June 2003	7,222.200	1.105
31 December 2002	6,478.800	1.232

(Amounts expressed in billions of Turkish lira ("TL") in terms of the purchasing power of TL at 30 June 2004)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

The main procedures for the above-mentioned restatement are as follows:

- Financial statements prepared in the currency of a hyperinflationary economy are stated in terms of the measuring unit current at the balance sheet date, and corresponding figures for previous periods are restated in the same terms.
- Monetary assets and liabilities, which are carried at amounts current at the balance sheet date, are not restated because they are already expressed in terms of the monetary unit current at the balance sheet date.
- Non-monetary assets and liabilities which are not carried at amounts current at the balance sheet date and components of shareholders' equity are restated by applying the relevant (monthly, period average, period-end) conversion factors.
- Comparative financial statements are restated in terms of the measuring unit current at the currency purchasing power at the latest balance sheet date.
- All items in the statement of income are restated by applying the monthly conversion factors.
- The effects of inflation on the Bank's net monetary position are included in the statement of income as gain or loss on net monetary position.

(b) Consolidation

Subsidiary undertakings (including special purpose entities "-SPE-"), in which the Bank, directly or indirectly, has an interest of more than one half of the voting rights or otherwise has power to exercise control over the operations, have been fully consolidated.

The list of consolidated subsidiary undertakings is set out below:

		Shareholding %	
Name of subsidiary	Country of incorporation	Unaudited 30 June 2004	31 December 2003
Ak Yatırım Menkul Değerler A.Ş.	Turkey	99.98	99.98
Ak Receivables Corporation	Cayman Islands	-	-
A.R.T.S. Ltd.	Jersey, Channel Islands	-	-

The principal activities of Ak Yatırım Menkul Değerler A.Ş. are related to brokerage, investment banking and mutual fund management.

Ak Receivables Corporation was established in July 1998 in connection with the issue of trust certificates amounting to US$250 million. A.R.T.S. Ltd. was established in November 1999 in connection with raising long-term financing amounting to US$400 million. Both entities have lent the funds raised to the Bank, which controls the SPE's (Note 14).

All intercompany transactions, balances and unrealised surpluses and deficits on transactions between subsidiary undertaking companies have been eliminated. Where necessary, accounting policies for subsidiaries have been changed to ensure consistency with the policies adopted by the Bank.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c) Investments in associated companies

Investments in associated companies are accounted for by the equity method of accounting. These are undertakings in which the Bank has between 20% and 50% of the voting rights, and over which the Bank exercises significant influence, but which it does not control.

Equity accounting involves recognizing in the income statement the Bank's share of the associate's profit or loss for the period. The Bank's interest in the associate is carried in the balance sheet at an amount that reflects its share of the net assets of the associate. Provisions are recorded for long-term impairment in value.

Dividends received from the associates are deducted from the carrying amount of the associate at the date when dividends are received.

The Bank's share in the net assets of the foreign associate is translated into Turkish lira using the relevant foreign exchange rates prevailing at the balance sheet date. The exchange difference arising from the difference between the current amount of the net assets of the associate translated using the current exchange rates and its amount translated using historical rates, as restated for the effects of inflation, is included as "translation reserve" in the shareholders' equity.

(d) Derivative financial instruments

Derivative financial instruments, including forward foreign exchange contracts and currency swap instruments, are initially recognized in the balance sheet at cost (including transaction costs) and are subsequently remeasured at their fair value. All derivative financial instruments are classified as held for trading. Even though certain derivative transactions, while providing effective economic hedges under the Bank's risk management position, do not qualify for hedge accounting under the specific rules in IAS 39 "Financial Instruments: Recognition and Measurement", and are therefore treated as derivatives held for trading with fair value gains and losses reported in income. Fair values are obtained from quoted market prices and discounted cash flow models as appropriate. Fair value of over-the-counter forward foreign exchange contracts is determined based on the comparison of the original forward rate with the forward rate calculated by reference to market interest rates of the related currency for the remaining period of the contract, discounted to 30 June 2004. All derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative.

(e) Investment securities

Investment securities are classified into the following two categories: held-to-maturity and available-for-sale assets. Investment securities with fixed maturity where management has both the intent and the ability to hold to maturity are classified as held-to-maturity. Investment securities intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, exchange rates or equity prices, are classified as available-for-sale. Management determines the appropriate classification of its investments at the time of the purchase.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment securities are initially recognized at cost. Available-for-sale investment debt and equity securities are subsequently remeasured at fair value based on quoted bid prices, or amounts derived from cash flow models. Unrealised gains and losses arising from changes in the fair value of securities classified as available-for-sale are recognised in the shareholders' equity as "other reserves", unless there is a permanent decline in the fair values of such assets, in which case they are charged to the income statement. Equity securities for which fair values cannot be measured reliably are recognised at cost less impairment. When the securities are disposed of or impaired, the related accumulated fair value adjustments are transferred to the income statement.

Held-to-maturity investments are carried at amortized cost using the effective yield method, less any provision for impairment.

Interest earned whilst holding investment securities is reported as interest income. Dividends receivable is included separately in dividend income when a dividend is declared.

All purchases and sales of investment securities that require delivery within the time frame established by regulation or market convention ("regular way" purchases and sales) are recognised at the settlement date, which is the date that the asset is delivered to/from the Bank.

(f) Trading securities

Trading securities are securities which were either acquired for generating a profit from short-term fluctuations in price or dealer's margin, or are securities included in a portfolio in which a pattern of short-term profit making exists. Trading securities are initially recognized at cost and subsequently re-measured at fair value based on quoted bid prices or amounts derived from cash flow models. All related trading gains and losses are included in net trading income. Dividends received are included in dividend income.

All regular way purchases and sales of trading securities are recognised at the settlement date, which is the date that the asset is delivered to/from the Bank.

(g) Sale and repurchase agreements

Securities sold subject to linked repurchase agreements ("repos") are retained in the consolidated financial statements as trading or investment securities or securities originated and the counterparty liability is included in customer deposits. Securities purchased under agreements to resell ("reverse repos") are recorded as due from banks. The difference between sale and repurchase price is treated as interest and accrued evenly over the life of repo agreements using the effective yield method (Note 21).

(h) Income and expense recognition

Income and expenses are recognized on an accrual basis. Commission income and fees for certain banking services such as import and export related services, issuance of letters of guarantee, clearing, brokerage and custody services are recorded as income at the time of effecting the transactions to which they relate.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

(i) Interest income and expense

Interest income and expense are recognised in the income statement for all interest bearing instruments on an accrual basis using the effective yield method based on the actual purchase price until, in management's estimates and judgment, collection becomes doubtful. Interest income includes coupons earned on fixed income securities and accrued discount on treasury bills.

(j) Originated loans and provisions for loan impairment

Loans originated by the Bank by providing money directly to the borrower or to a sub-participation agent at draw down are categorised as loans originated by the Bank and are carried at amortised cost, less any provision for loan losses. All originated loans are recognised when cash is advanced to borrowers.

(i) Loans and advances to customers

A credit risk provision for loan impairment is established if there is objective evidence that the Bank will not be able to collect all amounts due. The amount of the provision is the difference between the carrying amount and recoverable amount, being the present value of expected cash flows, including the amount recoverable from guarantees and collateral, discounted based on the interest rate at inception. The level of the provision is also based on applicable banking regulations. An additional provision for loan impairment is established to cover losses that are judged to be present in the lending portfolio at the balance sheet date, but which have not been specifically identified as such.

The provision made during the period is charged against the income for the period. Loans that can not be recovered are written off and charged against the allowance for loan losses. Such loans are written off after all the necessary legal proceedings have been completed and the amount of the loan loss is finally determined. Recoveries of amounts previously provided for are treated as a reduction from provision for loan losses for the period (Note 8).

(ii) Securities

Debt securities originated by the Bank at original issuance by transferring the funds directly to the issuer are categorized as loans originated by the Bank and are carried at amortised cost using the effective yield method, less any provision for impairment.

(k) Financial liabilities

Financial liabilities including customer deposits, debt securities in issue and funds borrowed are recognised initially at cost. Subsequently, financial liabilities are stated at amortised cost and any difference between net proceeds and the redemption value is recognised in the income statement over the period of the financial liability using the effective yield method.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

(l) Foreign exchange transactions

Transactions denominated in foreign currencies are accounted for at the exchange rates prevailing at the date of the transactions. Gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement. Such balances are translated at period-end exchange rates.

(m) Property and equipment

All property and equipment carried at historical cost less accumulated depreciation are restated to the equivalent purchasing power at 30 June 2004. Depreciation is calculated over the restated amounts of property and equipment using the straight-line method to write off the restated cost of each asset to its residual value over its estimated useful life, as follows:

Buildings	50 years
Equipment and vehicles	4 years
Leasehold improvements	7 years

Where the carrying amount of an asset is greater than its estimated recoverable amount ("higher of net realisable value and value in use"), it is written down immediately to its recoverable amount. Gains and losses on disposal of property and equipment are determined by reference to their carrying amount and are taken into account in determining operating profit.

Expenditure for the repair and renewal of property and equipment is charged against income. It is, however, capitalised if it results in an enlargement or substantial improvement of the respective assets.

Leasehold improvements comprise primarily the capitalised branch refurbishment costs and are amortised on a straight-line basis over the corresponding lease terms or their estimated useful lives, whichever is shorter.

(n) Accounting for leases - as lessee

Assets acquired under finance lease agreements are capitalised at the inception of the lease at the fair value of the leased asset. Lease payments are treated as comprising capital and interest elements; the capital element is treated as reducing the capitalised obligation under the lease and the interest element is charged to income. Depreciation on the leased asset is also charged to income on a straight-line basis over the useful life of the asset.

The total payments made under operating leases are charged to the income statement on a straight line basis over the period of the lease.

(o) Computer software development costs

Costs associated with developing computer software programmes are recognised as expense as incurred. However, expenditure that enhances and extends the benefits of computer software programmes beyond their original specifications and lives is recognised as a capital improvement and added to the original cost of the software. Computer software development costs recognised as assets are amortised using the straight-line method over their useful lives.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

(p) Taxation on income

(i) Income taxes currently payable

Income taxes ("corporation tax") currently payable are calculated based in accordance with the Turkish tax legislation (Note 15).

Taxes other than on income are recorded within operating expenses (Note 20).

(ii) Deferred income taxes

Deferred income tax is provided in full, using the liability method, on all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. The rates enacted, or substantively enacted, at the balance sheet date are used to determine deferred income tax.

The principal temporary differences arise from the difference between carrying value and tax base of property and equipment, valuation difference on trading and investment securities, remeasurement of financial assets and liabilities at fair value, reversal of country risk provision, provision for loan losses and provision for employment termination benefits.

Deferred tax liabilities and assets are recognised when it is probable that the future economic benefit resulting from the reversal of temporary differences will flow to or from the Bank. Deferred tax assets resulting from temporary differences are recognised to the extent that it is probable that future taxable profit will be available against which the deferred tax asset can be utilised (Note 15).

(q) Employment termination benefits

Employment termination benefits represent the present value of the estimated total reserve for the future probable obligation of the Bank arising from the retirement of the employees calculated in accordance with the Turkish Labour Law (Note 17).

(r) Provisions

Provisions are recognised when the Bank has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

(s) Offsetting

Financial assets and liabilities are offset and the net amount is reported in the balance sheet when there is a legally enforceable right to set off the recognised amounts and there is an intention to settle on a net basis, or to realise the asset and settle the liability simultaneously.

(Amounts expressed in billions of Turkish lira ("TL") in terms of the purchasing power of TL at 30 June 2004)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

(t) Earnings per share

Earnings per share for each class of shares disclosed in these consolidated statements of income is determined by dividing the net income attributable to that class of shares by the weighted average number of such shares outstanding during the period concerned.

In Turkey, companies can increase their share capital by making a pro-rata distribution of shares ("bonus shares") to existing shareholders from retained earnings. For the purpose of earnings per share computations, the weighted average number of shares outstanding during the period has been adjusted in respect of bonus shares issued without a corresponding change in resources by giving them retroactive effect for the period in which they were issued and each earlier period.

Bonus shares issued during the period were as follows:

Period	Number of shares issued attributable to transfers to share capital from retained earnings:
30 June 2004 (Unaudited)	300,000,000,000
30 June 2003 (Unaudited)	384,000,000,000

The earnings attributable to each class of shares have been determined by reference to their effective relative economic interest therein (i.e. their theoretical relative dividend rights assuming that a policy of maximising distributions to each class of shares is followed). The earnings attributable to each class of shares for each period on this basis were as follows:

	Unaudited 30 June 2004	Unaudited 30 June 2003
Net earnings attributable to founders and usufruct shares	49,792	65,058
Weighted average number of founders and usufruct shares in issue (TL 1,000 each)	2,538	2,538
Earnings per share (expressed in TL million per share)	**19,619**	**25,634**

	Unaudited 30 June 2004	Unaudited 30 June 2003
Net earnings attributable to ordinary shares	432,171	564,669
Weighted average number of ordinary shares in issue (TL 1,000 each)	1,500,000,000,000	1,500,000,000,000
Earnings per share (expressed in TL per share)	**288**	**376**

Basic earnings per share are calculated by dividing the net income or loss attributable to shareholders by the weighted average number of shares in issue.

There are no diluted shares and accordingly there are no diluted earnings per share for any class of shares.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

(u) Related parties

For the purpose of these consolidated financial statements, shareholders, key management personnel and board members, in each case together with their families and companies controlled by/affiliated with them, associated companies and other companies within the Sabancı Holding Group are considered and referred to as related parties. A number of banking transactions were entered into with related parties in the normal course of business. These include loans, deposits, trade finance and foreign currency transactions. These transactions were carried out on commercial terms and at market rates.

(v) Acceptances

Acceptances comprise undertakings by the Bank to pay bills of exchange drawn on customers. Acceptances are accounted for as off-balance sheet transactions and are disclosed as commitments and contingent liabilities (Note 21).

(w) Other credit related commitments

In the normal course of business, the Bank enters into other credit related commitments including loan commitments, letters of credit and guarantees. These are reported as off-balance sheet items at their notional amounts and are assessed using the same criteria as originated loans. Specific provisions are therefore established when losses are considered probable and recorded as other liabilities (Note 21).

(x) Reporting of cash flows

For the purposes of cash flow statement, cash and cash equivalents include cash, due from banks, trading securities and investment securities with original maturity periods of less than three months and share certificates (Note 4).

(y) Segment reporting

A business segment is a group of assets and operations engaged in providing products and services that are subject to risks and returns that are different from those of other business segments (Note 23).

(z) Comparatives

Where necessary, comparative figures have been reclassified to conform to changes in presentation in the current period.

NOTE 3 - USE OF FINANCIAL INSTRUMENTS

Index to use of financial instruments

NOTE 3 - USE OF FINANCIAL INSTRUMENTS (Continued)

(a) Strategy in using financial instruments

By nature the Bank's activities are principally related to the use of financial instruments including derivatives. The Bank accepts deposits from customers for various periods and seeks to earn above-average interest margins by investing these funds in high quality assets. The Bank seeks to increase these margins by consolidating short-term funds and lending for longer periods at higher rates whilst maintaining sufficient liquidity to meet all claims that might fall due.

The Bank also seeks to raise its interest margins by obtaining above-average margins, net of provisions, through lending to borrowers with a range of credit standing. Such exposures involve not only on-balance sheet loans and advances but also entering into guarantees and other commitments such as letters of credit. The Bank also trades in financial instruments where it takes positions to take advantage of short-term market movements in the bond markets and in currency and the interest rate.

The Bank's risk management is under the responsibility of the "Executive Risk Committee ("the ERC")" which reports to the Board of Directors. The ERC is comprised of the three Executive Board Members, the Chief Executive Officer and the Executive Vice President in charge of Financial Coordination. The ERC establishes the policies, procedures, parameters and rules for risk management of the Bank and develops risk management strategies. The ERC also sets critical risk limits and parameters for liquidity risk, credit risk, foreign exchange risk and interest rate risk and; through close monitoring of the markets and overall economy, such limits are changed as necessary. These limits and implementation of policies are broken down to various levels of authorities in order to enhance control effectiveness. The Bank's risk positions are reported to the ERC members daily and weekly. Additionally, the ERC reviews the latest figures and projections for the Bank's profit and loss accounts and balance sheet, liquidity position, interest and foreign exchange exposures, as well as yield analysis and macroeconomic environment.

In addition to the limits set by the ERC, the Board of Directors also sets some limits and parameters for the transactions and areas having significant and critical implications in the Bank's operations.

The Assets and Liabilities Committee ("ALCO") manages the various departments of the Bank where risk limits apply to ensure that these limits are adhered to. ALCO consists of the Chief Executive Officer and each of the Executive Vice Presidents in charge of the Bank's marketing, lending, treasury, strategy and corporate communications, and financial coordination units. ALCO meets daily to review the latest figures on liquidity position, interest rate risk exposures, foreign exchange risk exposure, capital adequacy and the macroeconomic environment.

The objective of the Bank's asset and liability management and use of financial instruments is to limit the Bank's exposure to liquidity risk, interest rate risk and foreign exchange risk, while ensuring that the Bank has sufficient capital adequacy and is using its capital to maximise net interest income.

NOTE 3 - USE OF FINANCIAL INSTRUMENTS (Continued)

(b) Credit risk

Financial instruments contain an element of risk that the counterparts may be unable to meet the terms of the agreements. The Bank's exposure to credit risk is concentrated in Turkey, where the majority of the activities are carried out. This risk is monitored by reference to credit risk ratings and managed by limiting the aggregate risk to any individual counterparty, group of companies and industry. The Bank has in place effective credit evaluation, disbursement and monitoring procedures, and those control procedures are supported by senior management. The credit risk is generally diversified due to the large number of entities comprising the customer bases and their dispersion across different industries (Note 8).

Exposure to credit risk is managed through regular analysis of the ability of borrowers and potential borrowers to meet interest and capital repayment obligations and by changing these lending limits where appropriate. Exposure to credit risk is also managed in part by obtaining collateral and corporate and personal guarantees.

(c) Market risk

The Bank considers currency risk and interest rate risk as the most important constituents of market risk. The limit structure for such risks is designed by considering the capital structure of the Bank. Currency and interest rate risks are analysed both on a portfolio and on a product basis.

(d) Currency risk

Foreign currency denominated assets and liabilities, together with purchase and sale commitments, give rise to foreign exchange exposure. This risk is managed by using natural hedges that arise from offsetting foreign currency denominated assets and liabilities and the remaining open foreign exchange exposures are hedged on a portfolio basis with derivative financial instruments that include primarily currency swaps and forward foreign exchange contracts. The Board, taking into account the recommendations by ERC, sets a limit for the size of foreign exchange exposure, which is closely monitored by ALCO.

(Amounts expressed in billions of Turkish lira ("TL") in terms of the purchasing power of TL at 30 June 2004)

NOTE 3 - USE OF FINANCIAL INSTRUMENTS (Continued)

The Bank takes on exposure to effects of fluctuations in the prevailing foreign currency exchange rates on its financial position and cash flows. The table below summarises the Bank's exposure to foreign currency exchange rate risk at 30 June 2004 and 31 December 2003. Included in the table are the Bank's assets and liabilities and shareholders' equity at carrying amounts, categorised by currency.

			Unaudited 30 June 2004		
	US$	**EUR**	**Other**	**TL**	**Total**
Cash and due from banks	1,172,931	230,007	41,469	333,006	1,777,413
Trading and investment securities	5,218,377	303,311	-	3,284,051	8,805,739
Derivative financial instruments	528	66,674	6,190	410	73,802
Reserve requirements with the Central Bank of Turkey	476,521	713,513	-	382,367	1,572,401
Originated loans:					
- Loans and advances to customers	3,979,005	1,223,043	34,805	5,357,001	10,593,854
- Securities	3,312,997	-	-	3,549,344	6,862,341
Investments in associated companies	-	-	142,380	71,601	213,981
Property and equipment	-	-	-	660,315	660,315
Other assets and prepayments	1,009	2,375	497	135,683	139,564
Total assets	**14,161,368**	**2,538,923**	**225,341**	**13,773,778**	**30,699,410**
Customer deposits	7,423,940	4,478,056	556,939	7,969,094	20,428,029
Derivative financial instruments	1,768	7,066	1,219	-	10,053
Funds borrowed and debt securities in issue	4,242,949	72,422	-	41,918	4,357,289
Deferred tax liabilities	-	-	-	6,296	6,296
Other liabilities and accrued expenses	177,346	41,362	6,538	296,274	521,520
Reserve for employment termination benefits	-	-	-	24,819	24,819
Shareholders' equity and minority interest	-	-	-	5,351,404	5,351,404
Total liabilities, shareholders' equity and minority interest	**11,846,003**	**4,598,906**	**564,696**	**13,689,805**	**30,699,410**
Net balance sheet position	**2,315,365**	**(2,059,983)**	**(339,355)**	**83,973**	**-**
Off-balance sheet derivative instruments net position	**(2,422,477)**	**2,212,603**	**274,428**	**(3,376)**	**61,178**

TL19,576 billion of net foreign currency forward and swap purchase transactions outstanding at 30 June 2004 have been made with related parties (Note 21).

At 30 June 2004, assets and liabilities denominated in foreign currency were translated into Turkish lira using a foreign exchange rate of TL1,500,050 = US$1 and TL1,820,160 = EUR1.

(Amounts expressed in billions of Turkish lira ("TL") in terms of the purchasing power of TL at 30 June 2004)

NOTE 3 - USE OF FINANCIAL INSTRUMENTS (Continued)

	31 December 2003				
	US$	**EUR**	**Other**	**TL**	**Total**
Cash and due from banks	888,263	624,863	33,100	226,699	1,772,925
Trading and investment securities	5,879,003	443,271	-	3,521,300	9,843,574
Derivative financial instruments	148,414	58,312	-	625	207,351
Reserve requirements with the Central Bank of Turkey	422,452	754,501	-	491,884	1,668,837
Originated loans:					
- Loans and advances to customers	4,234,845	1,167,625	25,658	4,064,251	9,492,379
- Securities	3,647,123	-	-	3,996,204	7,643,327
Investments in associated companies	-	-	140,640	79,467	220,107
Property and equipment	-	-	-	691,001	691,001
Deferred tax assets	-	-	-	73,850	73,850
Other assets and prepayments	1,884	3,834	6	73,837	79,561
Total assets	**15,221,984**	**3,052,406**	**199,404**	**13,219,118**	**31,692,912**
Customer deposits	8,508,574	5,172,158	539,275	7,324,851	21,544,858
Derivative financial instruments	176	516	-	4,395	5,087
Funds borrowed and debt securities in issue	3,895,751	38,171	-	38,276	3,972,198
Income taxes payable	-	-	-	287,883	287,883
Other liabilities and accrued expenses	192,055	58,004	7,105	229,911	487,075
Reserve for employment termination benefits	-	-	-	27,708	27,708
Shareholders' equity and minority interest	-	-	-	5,368,103	5,368,103
Total liabilities, shareholders' equity and minority interest	**12,596,556**	**5,268,849**	**546,380**	**13,281,127**	**31,692,912**
Net balance sheet position	**2,625,428**	**(2,216,443)**	**(346,976)**	**(62,009)**	**-**
Off-balance sheet derivative instruments net position	**(2,497,510)**	**2,453,207**	**251,087**	**(57,636)**	**149,148**

TL29,675 billion of net forward currency and swap purchase transactions outstanding at 31 December 2003 were made with related parties (Note 21).

At 31 December 2003, assets and liabilities denominated in foreign currency were translated into Turkish lira using a foreign exchange rate of TL1,427,500 = US$1 and TL1,784,660 = EUR1.

(Amounts expressed in billions of Turkish lira ("TL") in terms of the purchasing power of TL at 30 June 2004)

NOTE 3 - USE OF FINANCIAL INSTRUMENTS (Continued)

(e) Interest rate risk

The Bank is exposed to interest rate risk either through market value fluctuations of balance sheet items, i.e. price risk, or the impact of rate changes on interest-sensitive assets and liabilities. In Turkey, the interest rates are highly volatile. Therefore, interest rate risk is the key component of the Bank's asset and liability management. Interest rate risk is managed on a portfolio basis by using natural hedges that arise from offsetting interest rate sensitive assets and liabilities. Special emphasis is given to providing a balance between the duration of assets and liabilities. Duration, gap and sensitivity analysis are the main methods used to manage the risks.

The table below summarises the Bank's exposure to interest rate risks. Included in the table are the Bank's assets and liabilities in carrying amounts classified in terms of periods remaining to contractual repricing dates.

	Unaudited 30 June 2004					
	Up to 3 months	3 months to 1 year	1 year to 5 years	Over 5 years	Non-interest bearing	Total
Cash and due from banks	1,407,728	-	-	-	369,685	1,777,413
Trading and investment securities	1,873,175	3,243,008	3,296,839	198,119	194,598	8,805,739
Derivative financial instruments	-	-	-	-	73,802	73,802
Reserve requirements with the Central Bank of Turkey	1,572,401	-	-	-	-	1,572,401
Originated loans:						
- Loans and advances to customers	5,598,545	4,032,858	962,435	16	-	10,593,854
- Securities	1,877,564	4,241,509	743,268	-	-	6,862,341
Investments in associated companies	-	-	-	-	213,981	213,981
Property and equipment	-	-	-	-	660,315	660,315
Other assets and pre-payments	31,946	-	-	-	107,618	139,564
Total assets	**12,361,359**	**11,517,375**	**5,002,542**	**198,135**	**1,619,999**	**30,699,410**
Customer deposits	15,260,240	1,580,898	41,901	15,020	3,529,970	20,428,029
Derivative financial instruments	-	-	-	-	10,053	10,053
Funds borrowed and debt securities in issue	3,307,518	1,041,478	4,653	3,640	-	4,357,289
Deferred tax liabilities	-	-	-	-	6,296	6,296
Other liabilities and accrued expenses	1,850	12,218	111,514	-	395,938	521,520
Reserve for employment termination benefits	-	-	-	-	24,819	24,819
Total liabilities	**18,569,608**	**2,634,594**	**158,068**	**18,660**	**3,967,076**	**25,348,006**
Net repricing period gap, including minority interest	**(6,208,249)**	**8,882,781**	**4,844,474**	**179,475**	**(2,347,077)**	**5,351,404**

(Amounts expressed in billions of Turkish lira ("TL") in terms of the purchasing power of TL at 30 June 2004)

NOTE 3 - USE OF FINANCIAL INSTRUMENTS (Continued)

	31 December 2003					
	Up to 3 months	3 months to 1 year	1 year to 5 years	Over 5 years	Non-interest bearing	Total
Cash and due from banks	1,337,079	-	-	-	435,846	1,772,925
Trading and investment securities	3,147,568	2,634,203	3,623,250	262,751	175,802	9,843,574
Derivative financial instruments	-	-	-	-	207,351	207,351
Reserve requirements with the Central Bank of Turkey	1,668,837	-	-	-		1,668,837
Originated loans:						
- Loans and advances to customers	4,262,944	4,087,607	1,141,828	-	-	9,492,379
- Securities	1,126,963	4,469,389	2,046,975	-	-	7,643,327
Investments in associated companies	-	-	-	-	220,107	220,107
Property and equipment	-	-	-	-	691,001	691,001
Deferred tax assets					73,850	73,850
Other assets and pre-payments	41,779	-	-	-	37,782	79,561
Total assets	**11,585,170**	**11,191,199**	**6,812,053**	**262,751**	**1,841,739**	**31,692,912**
Customer deposits	15,306,937	2,600,028	104,273	-	3,533,620	21,544,858
Derivative financial instruments	-	-	-	-	5,087	5,087
Funds borrowed and debt securities in issue	3,329,730	633,675	4,933	3,860	-	3,972,198
Income taxes payable	-	-	-	-	287,883	287,883
Other liabilities and accrued expense	1,639	11,099	151,034	-	323,303	487,075
Reserve for employment termination benefits	-	-	-	-	27,708	27,708
Total liabilities	**18,638,306**	**3,244,802**	**260,240**	**3,860**	**4,177,601**	**26,324,809**
Net repricing period gap, including minority interest	**(7,053,136)**	**7,946,397**	**6,551,813**	**258,891**	**(2,335,862)**	**5,368,103**

(Amounts expressed in billions of Turkish lira ("TL") in terms of the purchasing power of TL at 30 June 2004)

NOTE 3 - USE OF FINANCIAL INSTRUMENTS (Continued)

The tables below summarise the range for effective average interest rates by major currencies for monetary financial instruments at 30 June 2004 and 31 December 2003:

	Unaudited 30 June 2004		
	US$(%)	EUR(%)	Turkish lira(%)
Assets			
Cash and due from banks:			
-Time deposits in foreign banks	1.33	2.08	-
-Time deposits in domestic banks	-	-	21.99
-Interbank money market placements	0.94	-	22.00
Reserve requirements with the Central Bank of Turkey	0.48	0.91	14.00
Trading securities -debt securities	5.79	9.83	25.59
Originated loans:			
- Loans and advances to customers	5.76	4.29	28.70
- Securities	7.01	-	29.64
Investment securities:			
-Available-for-sale -debt securities	10.11	12.04	25.90
Liabilities			
Customer deposits	2.52	2.71	18.49
Funds borrowed	2.99	3.34	18.68
Debt securities in issue	3.35	-	-

	31 December 2003		
	US$(%)	EUR(%)	Turkish lira(%)
Assets			
Cash and due from banks:			
-Time deposits in foreign banks	0.98	2.24	-
-Time deposits in domestic banks	-	-	25.70
-Interbank money market placements	0.62	-	-
Reserve requirements with the Central Bank of Turkey	0.41	0.80	16.00
Trading securities -debt securities	5.73	9.16	61.21
Originated loans:			
- Loans and advances to customers	4.13	5.82	43.20
- Securities	7.96	-	35.87
Investment securities:			
-Available-for-sale -debt securities	10.30	9.22	30.55
Liabilities			
Customer deposits	2.28	2.48	22.74
Funds borrowed	2.79	3.66	25.31
Debt securities in issue	3.56	-	-

(Amounts expressed in billions of Turkish lira ("TL") in terms of the purchasing power of TL at 30 June 2004)

NOTE 3 - USE OF FINANCIAL INSTRUMENTS (Continued)

(f) Liquidity risk

The Bank is exposed to daily calls on its available cash resources from overnight deposits, current accounts, maturing deposits and guarantees. A major objective of the Bank's asset and liability management is to ensure that sufficient liquidity is available to meet the Bank's commitments to customers and to satisfy the Bank's own liquidity needs. The Bank does not maintain cash resources to meet all of these needs as experience shows that a minimum level of reinvestment of maturing funds can be predicted with a high level of certainty.

The matching and controlled mismatching of the maturities and interest rates of assets and liabilities is fundamental to the management of the Bank. The ability to fund the existing and prospective debt requirements is managed by maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit lines and the ability to close out market positions. It is unusual for banks ever to be completely matched since business transacted is often of uncertain term and of different types. An unmatched position potentially enhances profitability, but also increases the risk of losses. The maturities of assets and liabilities and the ability to replace, at an acceptable cost, interest-bearing liabilities as they mature, are important factors in assessing the liquidity of the Bank and its exposure to changes in interest rates and exchange rates. The ERC sets limits on the maturity mismatch of assets and liabilities and these limits are changed as necessary.

The table below analyses assets and liabilities of the Bank into relevant maturity groupings based on the remaining period at balance sheet date to the contractual maturity dates.

	Unaudited 30 June 2004					
	Demand and up to 3 months	3 months to 1 year	1 year to 5 years	Over 5 years	No maturity	Total
Cash and due from banks	1,777,413	-	-	-	-	1,777,413
Trading and investment securities	1,119,706	3,734,080	3,559,236	198,119	194,598	8,805,739
Derivative financial instruments	64,465	8,891	446	-	-	73,802
Reserve requirements with the Central Bank of Turkey	1,572,401	-	-	-	-	1,572,401
Originated loans:						
- Loans and advances to customers	4,436,559	2,987,130	3,142,644	27,521	-	10,593,854
- Securities	41,298	4,309,019	2,512,024	-	-	6,862,341
Investments in associated companies	-	-	-	-	213,981	213,981
Property and equipment	-	-	-	-	660,315	660,315
Other assets and pre-payments	139,564	-	-	-	-	139,564
Total assets	**9,151,406**	**11,039,120**	**9,214,350**	**225,640**	**1,068,894**	**30,699,410**
Customer deposits	18,790,210	1,580,898	41,901	15,020	-	20,428,029
Derivative financial instruments	5,477	3,242	1,334	-	-	10,053
Funds borrowed and debt securities in issue	1,353,277	1,439,633	1,313,534	250,845	-	4,357,289
Deferred tax liabilities	-	-	6,296	-	-	6,296
Other liabilities and accrued expenses	397,788	12,218	111,514	-	-	521,520
Reserve for employment termination benefits	-	-	-	24,819	-	24,819
Total liabilities	**20,546,752**	**3,035,991**	**1,474,579**	**290,684**	**-**	**25,348,006**
Net liquidity gap, including minority interest	**(11,395,346)**	**8,003,129**	**7,739,771**	**(65,044)**	**1,068,894**	**5,351,404**

(Amounts expressed in billions of Turkish lira ("TL") in terms of the purchasing power of TL at 30 June 2004)

NOTE 3 - USE OF FINANCIAL INSTRUMENTS (Continued)

Management believes that in spite of a substantial portion of deposits from individuals being short-term, diversification of these deposits by number and type of depositors together with the past experience of the Bank indicate that these deposits will provide a long-term and stable source of funding for the Bank. The major part of mandatory cash balances with the Central Bank of Turkey are included within the "demand and up to three months" column as the majority of liabilities to which these balances relate are also included in this category.

	31 December 2003					
	Demand and up to 3 months	3 months to 1 year	1 year to 5 years	Over 5 years	No maturity	Total
Cash and due from banks	1,772,925	-	-	-	-	1,772,925
Trading and investment securities	2,079,729	2,866,100	4,459,192	262,751	175,802	9,843,574
Derivative financial instruments	104,046	103,137	168	-	-	207,351
Reserve requirements with the Central Bank of Turkey	1,668,837	-	-	-	-	1,668,837
Originated loans:						
- Loans and advances to customers	3,387,551	3,071,457	3,033,371	-	-	9,492,379
- Securities	3,605	4,380,300	3,259,422	-	-	7,643,327
Investments in associated companies	-	-	-	-	220,107	220,107
Property and equipment	-	-	-	-	691,001	691,001
Deferred tax assets	-	-	73,850	-	-	73,850
Other assets and pre-payments	79,561	-	-	-	-	79,561
Total assets	**9,096,254**	**10,420,994**	**10,826,003**	**262,751**	**1,086,910**	**31,692,912**
Customer deposits	18,840,557	2,600,028	104,273	-	-	21,544,858
Derivative financial instruments	1,198	3,885	4	-	-	5,087
Interbank money market deposits, funds borrowed and debt securities in issue	735,764	1,885,131	1,301,134	50,169	-	3,972,198
Income taxes payable	-	287,883	-	-	-	287,883
Other liabilities and accrued expenses	324,942	11,099	151,034	-	-	487,075
Reserve for employment termination benefits	-	-	-	27,708	-	27,708
Total liabilities	**19,902,461**	**4,788,026**	**1,556,445**	**77,877**	**-**	**26,324,809**
Net liquidity gap, including minority interest	**(10,806,207)**	**5,632,968**	**9,269,558**	**184,874**	**1,086,910**	**5,368,103**

(g) Operational risk

The most comprehensive meaning of operational risk is considered to be any risk which is not classified as market and credit risk. In managing operational risk, increasing the skills of the staff, improving the job technology and job definitions, establishing the necessary internal controls and various insurances are employed as main methods.

NOTE 3 - USE OF FINANCIAL INSTRUMENTS (Continued)

(h) Fair value of financial instruments

Fair value is the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation, and is best evidenced by a quoted market price, if one exists.

The estimated fair values of financial instruments have been determined by the Bank using available market information and appropriate valuation methodologies. However, judgement is necessarily required to interpret market data to develop the estimated fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Bank could realise in a current market exchange.

A market does not presently exist for term loans and deposits which would facilitate obtaining prices for comparative instruments, and if sold or settled prior to their stated maturity dates, these instruments would bear transaction costs in the form of fees or discounts. Accordingly, fair value has not been computed for these instruments and net book amounts are considered to be a reasonable estimate of the fair value. Balances denominated in foreign currencies are translated at period-end exchange rates.

The following methods and assumptions were used to estimate the fair value of the Bank's financial instruments:

(i) Financial assets

The fair values of certain financial assets carried at cost, including cash and balances with the Central Bank of Turkey, due from other banks and other financial assets are considered to approximate their respective carrying values due to their short-term nature.

The fair value of investment securities has been estimated based on market prices at balance sheet dates (Note 9).

The carrying value of loans and advances to customers, along with the related allowances for uncollectibility, is considered to approximate their fair value.

(ii) Financial liabilities

The fair values of deposits from banks and customers and other short-term borrowed funds are considered to approximate their respective carrying values due to their short-term nature.

Long-term borrowings, which are in principle at variable rates and denominated in foreign currencies, are translated at period-end exchange rates and accordingly their fair values approximate their carrying values.

(iii) Derivative financial instruments

The fair values of forward foreign exchange contracts and currency/interest rate swaps have been estimated based on quoted market rates prevailing at the balance sheet date (Notes 6 and 21).

(i) Fiduciary activities

The Bank provides custody services to third parties which involve the Bank in making allocation, purchase and sale decisions. Those assets that are held in a fiduciary capacity are not included in these financial statements. At 30 June 2004, the Bank has custody accounts amounting to TL15,260,076 billion in nominal value (31 December 2003: TL12,718,969 billion).

(Amounts expressed in billions of Turkish lira ("TL") in terms of the purchasing power of TL at 30 June 2004)

NOTE 4 - CASH AND DUE FROM BANKS

	Unaudited 30 June 2004	31 December 2003
Cash funds:		
Cash on hand	198,086	227,817
Cash in transit	1,481	-
Purchased cheques	1,173	641
	200,740	**228,458**
Current accounts and demand deposits:		
Central Bank of Turkey	5,651	2,617
Foreign banks	163,271	204,742
Domestic banks	23	29
	168,945	**207,388**
Time deposits:		
Foreign banks	771,587	798,368
Domestic banks	114,394	109,365
	885,981	**907,733**
Interbank money market placements	**521,747**	**429,346**
Total cash and due from banks	**1,777,413**	**1,772,925**

At 30 June 2004, time deposits with domestic banks include securities obtained through agreements to resell (reverse repos) in the amount of TL114,394 billion (31 December 2003: TL107,201 billion).

Assets pledged as off-shore cash reserve and payment accounts in connection with long-term securitised borrowings from foreign institutions in the amount of US$895 million (31 December 2003: US$658 million), issue of trust certificates in the amount of US$100 million (31 December 2003: US$192 million) and various other borrowings received (Note 14) in time deposits in foreign banks are as follows:

	Unaudited 30 June 2004	31 December 2003
Long-term securitised borrowings	70,788	53,959
Debt securities in issue	1,210	22,631
	71,998	**76,590**

(Amounts expressed in billions of Turkish lira ("TL") in terms of the purchasing power of TL at 30 June 2004)

NOTE 4 - CASH AND DUE FROM BANKS (Continued)

Cash and cash equivalents included in the statements of cash flows for the period ended 30 June is as follows:

	Unaudited 30 June 2004	Unaudited 30 June 2003
Cash and due from banks excluding accrued interest and blocked deposits	1,704,881	2,389,201
Trading and investment securities with original maturities of less than three months excluding accrued interest	27,501	5,363
	1,732,382	**2,394,564**

Due from banks includes the following related party bank balances:

	Type of Deposits	Unaudited 30 June 2004	31 December 2003
Sabancı Bank plc	Demand	2,764	11,562
	Time	60,002	61,776
Akbank International N.V.	Demand	1,318	-
	Time	27,304	-
BNP-AK Dresdner Bank A.Ş.	Demand	5	1,643
	Time	-	11,581
Total due from related party banks		**91,393**	**86,562**

NOTE 5 - TRADING SECURITIES

The breakdown of trading securities is as follows:

	Unaudited 30 June 2004	31 December 2003
Government bonds denominated in foreign currency	4,880,706	5,470,018
Government bonds	187,578	1,827,729
Treasury bills	3,591	374,229
Eurobonds	503,193	685,536
Share certificates	21,821	353
	5,596,889	**8,357,865**

Eurobonds include securities pledged under repurchase agreements with financial institutions amounting to TL172,571 billion (31 December 2003:-).

Eurobonds amounting to TL212,839 billion (31 December 2003: TL215,167 billion) have been pledged as collateral with financial institutions.

Share certificates include listed equity shares of the bank's major shareholder, namely Hacı Ömer Sabancı Holding A.Ş. amounting to TL21,816 billion (31 December 2003: TL154 billion).

(Amounts expressed in billions of Turkish lira ("TL") in terms of the purchasing power of TL at 30 June 2004)

NOTE 6 - DERIVATIVE FINANCIAL INSTRUMENTS

The Bank utilises the following derivative instruments:

"Currency forwards" represents commitments to purchase or to sell foreign and domestic currency, including undelivered spot transactions. "Foreign currency futures" are contractual obligations to receive or pay a net amount based on changes in currency rates or to buy or sell foreign currency at a future date at a specified price established in an organised financial market. Since future contracts are collateralised by cash or marketable securities and changes in the future contract value are settled daily with the exchange rate, the credit risk is negligible.

"Currency swaps" are commitments to exchange one set of cash flows for another. Swaps result in an economic exchange of currencies. The Bank's "credit risks" represents the potential cost of replacing the swap contracts if counterparties fail to perform their obligation. This risk is monitored on an ongoing basis with reference to the current fair value, a proportion of the notional amount of the contracts and the liquidity of the market. To control the level of credit risk taken, the Bank assesses counterparties using the same techniques as for its lending activities.

The notional amounts of certain types of financial instruments provide a basis for comparison with instruments recognised on the balance sheet but do not necessarily indicate the amounts of future cash flows involved or the current fair value of the instruments and, therefore, do not indicate the Bank's exposure to credit or price risks. The derivative instruments become favourable (assets) or unfavourable (liabilities) as a result of fluctuations in foreign exchange rates and interest rates relative to their terms. The aggregate contractual or notional amount of derivative financial instruments on hand, the extent to which instruments are favourable or unfavourable and, thus the aggregate fair values of derivative financial assets and liabilities can fluctuate significantly from time to time. The fair values of derivative instruments held are set out in the following table.

	Unaudited 30 June 2004 Fair values		31 December 2003 Fair values	
	Assets	**Liabilities**	**Assets**	**Liabilities**
Derivatives held for trading:				
Foreign exchange derivatives				
Forward currency purchases and sales	1,149	(718)	625	(4,375)
Currency swap purchases and sales	72,653	(9,335)	206,726	(712)
Total derivative assets/(liabilities) held for trading	**73,802**	**(10,053)**	**207,351**	**(5,087)**

As also explained in Note 2 (d), even though certain derivative transactions, while providing effective economic hedges under the Bank's risk management position, do not qualify for hedge accounting under the specific rules in IAS 39, and are therefore treated as derivatives held for trading.

The notional amounts of forward currency purchases/sales and swap transactions are explained in detail in Note 21.

NOTE 7 - RESERVE REQUIREMENTS WITH THE CENTRAL BANK OF TURKEY AND LIQUIDITY REQUIREMENTS

The reserve requirements and liquidity requirements are promulgated by communiqués issued by the Central Bank of Turkey ("the Central Bank").

The amounts of both the reserve requirements and liquidity requirements are computed on the basis of the same liabilities identified and, at the rates prescribed in the related regulations. The Bank is in conformity with the following reserve requirements and liquidity requirements at 30 June 2004 and at 31 December 2003.

	Reserve requirement rate	Liquidity requirement rate
Turkish lira liabilities	6%	4%
Foreign currency liabilities	11%	1%

The reserve requirements are to be maintained as cash in special Turkish lira accounts for Turkish lira liabilities and; in special US$ and EUR accounts for respective foreign currency liabilities with the Central Bank. Both such Turkish lira and foreign currency reserves maintained with the Central Bank earn interest on a quarterly basis at the rates determined by the Central Bank.

The liquidity requirement should be maintained as government bonds and treasury bills in special accounts with the Central Bank.

(Amounts expressed in billions of Turkish lira ("TL") in terms of the purchasing power of TL at 30 June 2004)

NOTE 8 - ORIGINATED LOANS

Loans and advances to customers:	**Unaudited 30 June 2004**	**31 December 2003**
Consumer loans and credit cards	3,720,267	2,821,688
Project finance loans	1,716,484	1,826,810
Financial institutions	925,641	1,118,679
Wholesaling	880,193	597,780
Automotive	473,041	425,287
Chemicals	467,355	521,748
Food and beverage	260,397	111,526
Steel and mining	256,556	153,874
Telecommunication	246,747	193,417
Textile	209,317	197,353
Small-scale retailers	129,534	337,912
Electronics	99,423	80,518
Construction	59,735	15,768
Agriculture and forestry	39,130	16,771
Tourism	25,596	20,041
Other	1,055,407	992,674
Performing loans	10,564,823	9,431,846
Non performing loans	127,521	119,564
Total loans and advances to customers	10,692,344	9,551,410
Accrued interest receivable	139,720	185,817
Allowance for loan losses	(238,210)	(244,848)
Net loans and advances to customers	**10,593,854**	**9,492,379**

Project finance loans represent long-term loans extended in relation to the infrastructural constructions under the management and guarantee of the Undersecretariat of the Treasury of the Turkish Republic.

The Bank has provided allowance for non-performing loans which amount to TL127,521 billion (31 December 2003: TL119,564 billion) comprising 1.19% (31 December 2003: 1.25%) of the total loans outstanding at 30 June 2004 and; for other components of the loan portfolio which is considered as adequate to cover the inherent risk of loss present in the lending relationship.

Movements in the provision for loan losses for the six-month period ended 30 June 2004 and for the year ended 31 December 2003 are as follows:

	Unaudited 30 June 2004	**31 December 2003**
Balance at beginning of period	**244,848**	**177,904**
- Gross provisions	48,242	49,479
- Recoveries	(27,158)	(42,879)
- Written-off	(4,306)	(9,546)
Net specific provision for the period	16,778	(2,946)
Net additional provision for the period	(5,326)	92,635
Monetary gain	(18,090)	(22,745)
Balance at end of period	**238,210**	**244,848**

The aggregate amount of non-performing loans on which interest is not being accrued amounted to TL127,521 billion at 30 June 2004 (31 December 2003: TL119,564 billion).

(Amounts expressed in billions of Turkish lira ("TL") in terms of the purchasing power of TL at 30 June 2004)

NOTE 8 - ORIGINATED LOANS (Continued)

Loans and advances to related parties are as follows:

	Unaudited 30 June 2004	31 December 2003
Loans and advances to related parties	488,971	597,170
Less: Cash collateral provided	(184,761)	(309,725)
Net loans and advances to related parties	**304,210**	**287,445**

Loans and advances to related parties were negotiated on the same basis as loans to unrelated customers.

The counterparty basis breakdown of net loans and advances to related parties is as follows at 30 June 2004 and 31 December 2003:

Related party name	Unaudited 30 June 2004	31 December 2003	Major foreign partner, if any	% of foreign ownership, if any	% of publicly traded shares, if any
Carrefour Sabancı Ticaret Merkezi A.Ş.	5,459	7,265	Centre de Coordination Carrefour SNC	60	-
- Loan	*190,220*	*316,990*			
- Less: Cash collateral provided	*(184,761)*	*(309,725)*			
Dupont Sabancı International LLC	37,501	38,592	E.I. Dupont	50	-
Exsa Export Sanayi Mamülleri Satış ve Araştırma A.Ş.	413	36,251	-	-	-
Kordsa Sabancı Dupont Endüstriyel İplik ve Kord Bezi Sanayi ve Ticaret A.Ş.	29,401	35,112	E.I. Dupont	42	16
Yünsa Yünlü Sanayi ve Tic. A.Ş.	20,344	17,889	-	-	16
Universal Trading Ltd.	-	15,444	-	-	-
Pilsa Plastik Sanayi ve Ticaret A.Ş.	15,462	14,542	-	-	-
Bossa Tic. ve San. İşletmeleri T.A.Ş.	1,565	12,470	-	-	24
Gıdasa Sabancı Gıda San. ve Tic. A.Ş.	48,654	11,220	-	-	-
Interkordsa GmbH	6,879	10,603	E.I. Dupont	34	-
Insa A.Ş.	9,764	10,496	-	-	-
Teknosa İç ve Dış Ticaret A.Ş.	34,209	9,905	-	-	-
Temsa Termo Mekanik Sanayi ve Ticaret A.Ş.	839	6,799	-	-	-
Sakosa Sabancı ve Kosa İplik ve Kord Bezi Sanayi ve Ticaret A.Ş.	6,899	5,405	-	-	-
Toyotasa Toyota Sabancı Paz. ve Satış A.Ş.	2,637	3,328	Toyota Motor, Mitsui Co.	35	-
Enerjisa Enerji Üretim A.Ş.	1,800	2,837	E.I. Dupont, Heidelberg Cement, Bridgestone Co., Bekaert	14	-
Marsa Kraft Jacobs Suchard Sabancı Gıda Sanayi ve Ticaret A.Ş.	2,908	1,657	Kraft Foods	50	-
Brisa Bridgestone Sabancı Lastik San. ve Tic. A.Ş.	3,354	1,120	Brigedstone Co.	43	10
Sabancı Telekominikasyon Hizmetleri A.Ş	6,286	6,585	-	-	-
Oysa Çimento Sanayi ve Ticaret. A.Ş	4,462	4,003	-	-	-
Philsa Philip Morris Sabancı Sigara ve Tütüncülük Sanayi ve Ticaret A.Ş	24,990	626	Philip Morris	75	-
Others	40,384	35,296	-		
Net loans and advances to related parties	**304,210**	**287,445**			

The breakdown of the net related party loans and advances granted to the Sabancı Group companies with foreign partnership, and those companies whose shares are publicly traded in Istanbul Stock Exchange ("listed companies") is as follows:

	Unaudited 30 June 2004		31 December 2003	
	Amount	**%**	**Amount**	**%**
Provided to Sabancı Group companies with foreign partnership and listed companies	167,078	55	163,115	57
Provided to other related parties	137,132	45	124,330	43
Net related party loans and advances	**304,210**	**100**	**287,445**	**100**

(Amounts expressed in billions of Turkish lira ("TL") in terms of the purchasing power of TL at 30 June 2004)

NOTE 8 - ORIGINATED LOANS (Continued)

As at 30 June 2004, total interest income earned from related parties is TL19,575 billion (30 June 2003: TL37,329 billion).

Loans and advances to the public sector and private sector are as follows:

	Unaudited 30 June 2004	31 December 2003
Public sector (including State Economic Enterprises)	2,111,624	2,448,617
Private sector	8,580,720	7,102,793
Total loans and advances to customers	**10,692,344**	**9,551,410**

Securities:

	Unaudited 30 June 2004	31 December 2003
Foreign currency indexed government bonds	981,145	1,970,368
Government bonds	3,345,058	3,996,204
Government bonds denominated in foreign currency	2,331,852	1,676,755
Treasury bills	204,286	-
Total originated securities	**6,862,341**	**7,643,327**

Government bonds and treasury bills include securities pledged under repurchase agreements with customers amounting to TL112,772 billion (31 December 2003: TL651,125 billion).

The fair values of originated securities amount to TL6,853,228 billion (31 December 2003: TL7,841,191 billion) at 30 June 2004.

(Amounts expressed in billions of Turkish lira ("TL") in terms of the purchasing power of TL at 30 June 2004)

NOTE 9 - INVESTMENT SECURITIES

	Unaudited 30 June 2004	31 December 2003
Securities available-for-sale:		
Debt securities		
- Government bonds	2,973,186	1,242,285
- Eurobonds	39,048	67,974
- Treasury bills	23,841	-
Equity securities		
- Listed	14,762	16,210
- Unlisted	158,013	159,240
Total securities available-for-sale	**3,208,850**	**1,485,709**
Total investment securities	**3,208,850**	**1,485,709**

As explained in Note 2 (e) unrealised gain and losses arising from changes in the fair value of securities classified as "available-for-sale" are recognised as "other reserves" in the shareholders' equity unless there is a permanent decline in the fair values of such assets, which are charged to the income statement.

The breakdown of available-for-sale equity securities at 30 June 2004 and 31 December 2003 is as follows:

	Share (%)		Carrying amount		
Listed:	**Unaudited 30 June 2004**	**31 December 2003**	**Unaudited 30 June 2004**	**31 December 2003**	**Business**
Türkiye Sınai Kalkınma Bankası A.Ş.	6.45	6.45	7,519	8,710	Investment banking
Ak Yatırım Ortaklığı A.Ş.	45.62	45.62	7,243	7,500	Investment management
			14,762	**16,210**	
Unlisted:					
Akbank International N.V.	100.00	100.00	98,609	98,609	Banking
Ak Emeklilik A.Ş.	73.35	73.35	25,476	25,476	Life insurance
Temsa Termo Mekanik Sanayi ve Tic.A.Ş.	14.89	14.89	25,374	25,374	Automotive
Ak Portföy Yönetimi A.Ş.	99.99	99.99	3,412	3,412	Portfolio management
Ak Global Funding B.V.	100.00	100.00	51	51	Finance
Others			5,091	6,318	
			158,013	**159,240**	

Akbank International N.V. was established in December 2000 as a banking subsidiary in the Netherlands. In December 2001, the Bank purchased majority shares of Ak Emeklilik A.Ş., the life insurance and retirement company.

Ak International N.V., Ak Portföy Yönetimi A.Ş., Ak Emeklilik A.Ş. and Ak Global Funding B.V. are not consolidated due to immateriality. Similarly, Ak Yatırım Ortaklığı A.Ş. is not accounted under the equity method of accounting due to immateriality.

Impairment loss recognised for available-for-sale equity securities amount to TL1,455 billion at 30 June 2003 (Note 20).

(Amounts expressed in billions of Turkish lira ("TL") in terms of the purchasing power of TL at 30 June 2004)

NOTE 10 - INVESTMENTS IN ASSOCIATED COMPANIES

	Unaudited 30 June 2004	31 December 2003
Opening net book amount	220,107	229,622
Share of results	7,465	22,758
Dividends paid by the associated companies	(12,292)	(5,741)
Exchange differences	(1,299)	(26,532)
Balance at end of period	**213,981**	**220,107**

The list of associates is as follows:

	Share (%)	Unaudited 30 June 2004	31 December 2003
Sabancı Bank plc	37.00	142,380	140,640
BNP-AK Dresdner Bank A.Ş.	39.99	71,601	79,467
		213,981	**220,107**

The Bank does not exert control over the financial and operating policy decisions of the above banks.

Where necessary, the accounting policies used by the associates have been changed to ensure consistency with the policies adopted by the Bank.

NOTE 11 - PROPERTY AND EQUIPMENT

	Land and buildings	Equipment and vehicles	Constructions in progress	Leasehold improvements	Total
At 31 December 2003					
Cost	660,799	731,634	4,591	26,970	1,423,994
Accumulated depreciation	(162,989)	(552,773)	-	(17,231)	(732,993)
Net book amount	**497,810**	**178,861**	**4,591**	**9,739**	**691,001**
Period ended 30 June 2004 (Unaudited)					
Opening net book amount	497,810	178,861	4,591	9,739	691,001
Additions	872	10,694	11,738	3	23,307
Transfers	-	-	-	-	-
Disposals	-	(1,008)	(225)	-	(1,233)
Depreciation charge	(10,532)	(40,740)	-	(1,488)	(52,760)
Closing net book amount	**488,150**	**147,807**	**16,104**	**8,254**	**660,315**
At 30 June 2004 (Unaudited)					
Cost	661,671	739,819	16,104	26,973	1,444,567
Accumulated depreciation	(173,521)	(592,012)	-	(18,719)	(784,252)
Net book amount	**488,150**	**147,807**	**16,104**	**8,254**	**660,315**

(Amounts expressed in billions of Turkish lira ("TL") in terms of the purchasing power of TL at 30 June 2004)

NOTE 12 - OTHER ASSETS AND PRE-PAYMENTS

The principal components of other assets and pre-payments are as follows:

	Unaudited 30 June 2004	31 December 2003
Prepaid corporation tax	39,640	-
Receivables from credit card payments	17,857	18,518
Pre-payments	10,994	17,092
Fund management fee accrual	8,401	8,093
Insurance premium receivables	1,054	1,671
Other	61,618	34,187
	139,564	**79,561**

NOTE 13 - CUSTOMER DEPOSITS

The breakdown of deposits according to type and maturity is as follows:

	Unaudited 30 June 2004			31 December 2003		
	Demand	**Time**	**Total**	**Demand**	**Time**	**Total**
Saving deposits	1,816,618	12,775,878	14,592,496	1,939,059	12,917,738	14,856,797
Funds deposited under repurchase agreements	-	681,448	681,448	-	751,132	751,132
Commercial deposits	1,368,909	2,344,880	3,713,789	1,360,409	2,875,527	4,235,936
Bank deposits	51,302	1,011,987	1,063,289	104,073	1,346,940	1,451,013
Other	293,141	83,866	377,007	130,079	119,901	249,980
	3,529,970	**16,898,059**	**20,428,029**	**3,533,620**	**18,011,238**	**21,544,858**

The Bank has undertaken various business transactions with Sabancı Holding Group companies and other related parties during the period. At 30 June 2004, deposits of TL1,600,989 billion (31 December 2003: TL1,255,533 billion) were from Sabancı Holding Group companies and other related parties. The total interest expense paid to related party deposits is TL118,930 billion (30 June 2003: TL135,260 billion) for the period ended 30 June 2004.

NOTE 14 - FUNDS BORROWED AND DEBT SECURITIES IN ISSUE

Funds borrowed	Unaudited 30 June 2004	31 December 2003
Domestic banks		
- Turkish lira	41,918	38,276
- Foreign currency	18,925	15,668
Foreign institutions	4,145,915	3,620,847
Funds borrowed	**4,206,758**	**3,674,791**

Funds borrowed from domestic banks represent funds obtained from Turkish Eximbank to finance certain export loans given to customers, under prevailing regulations.

In October 2002 the Bank obtained a long-term project finance loan facility from International Finance Corporation ("IFC") at an amount of US$55 million. The facility is composed of two parts, "A1 loan" and "A2 loan". The amount of "A1 loan" is US$30 million with an interest rate of Libor+3.5% and; the amount of "A2 loan" is US$25 million with an interest rate of Libor+3.25%. "A1 loan" will be repaid in four equal instalments starting in September 2007 through March 2009 and, "A2 loan" will be repaid in four equal instalments starting in September 2005 through March 2007. In October 2003, the Bank obtained a second long term project finance facility ("B loan") from "IFC". The amount of "B loan" is US$100 million with an interest rate of Libor+2.5%. The total amount of the "B loan" will be repaid in September 2006.

As at 30 June 2004 funds borrowed from foreign institutions include two syndicated credit facilities the first of which is in the amount of US$450 million, equivalent of TL675,023 billion with an interest rate of Libor+0.65% provided by 52 international banks with Sumitomo Mitsui Banking Corporation acting as agent, and matures on 29 November 2004 and the second of which is in the amount of US$ 350 million, equivalent of TL525,018 billion with an interest rate of Libor+0.75% provided by 40 international banks with Sumitomo Mitsui Banking Corporation acting as agent, and matures on 21 July 2004.

In November 1999, the Bank finalised a structured finance deal of US$400 million by securitising its foreign currency denominated present and future remittances (international payment orders, cash against goods, letter of credit reimbursement rights, cash against documents and other amounts in deposit accounts). The Bank obtained further tranches related with the same deal in the amount of US$775 million during 2000 through 2003. Interest rates on tranches vary between Libor+0.5% and Libor+2.4%. At 30 June 2004, the outstanding principal amount of the securitisation deal amounts to US$625 million after the repayment of US$550 million between 2000 and 2004.

The repayment schedule of this structured finance deal is as follows:

	Unaudited 30 June 2004		31 December 2003	
	US$ (000)	**TL billion**	**US$ (000)**	**TL billion**
2004	58,334	87,503	91,667	141,500
2005	143,750	215,632	143,750	221,898
2006	208,333	312,510	208,333	321,592
2007	133,333	200,007	133,333	205,818
2008	81,250	121,879	81,250	125,420
Accrued interest payable		1,251		1,236
Total	**625,000**	**938,782**	**658,333**	**1,017,464**

NOTE 14 - FUNDS BORROWED AND DEBT SECURITIES IN ISSUE (Continued)

In June 2004, the Bank obtained US$270 million with an interest of Libor+0.55% as a new tranche related with the foreign currency denominated credit card securitisation programme.

The repayment schedule of this tranche is as follows:

	Unaudited 30 June 2004		31 December 2003	
	US$ (000)	**TL billion**	**US$ (000)**	**TL billion**
2004	8,000	12,000	-	-
2005	40,000	60,002	-	-
2006	12,000	18,001	-	-
2007	-	-	-	-
2008	14,588	21,883	-	-
2009	63,250	94,878	-	-
2010	71,882	107,827	-	-
2011	60,280	90,422	-	-
Accrued interest payable		25		-
Total	**270,000**	**405,038**	**-**	**-**

Debt securities in issue

In July 1998, the Bank securitised its foreign currency denominated present and future credit card receivables for the issue of certificates amounting to US$250 million in total. The repayment of the first tranche amounting to US$250 million was completed as of 30 June 2004. In March 2001, a second tranche of US$100 million with an interest rate of libor+0.5% was raised through additional issue of trust certificates. The repayment schedule of the trust certificates in issue is as follows:

	Unaudited 30 June 2004		31 December 2003	
	US$ (000)	**TL billion**	**US$ (000)**	**TL billion**
2004	-	-	50,389	77,782
2005	-	-	41,196	63,591
2006	37,500	56,252	37,500	57,886
2007	50,000	75,003	50,000	77,182
2008	12,500	18,750	12,500	19,296
Accrued interest payable		526		1,670
Total	**100,000**	**150,331**	**191,585**	**297,407**

(Amounts expressed in billions of Turkish lira ("TL") in terms of the purchasing power of TL at 30 June 2004)

NOTE 15 - TAXATION

	Unaudited 30 June 2004	31 December 2003
Income taxes currently payable	151,962	867,229
Prepaid taxes	(191,602)	(579,346)
Income taxes (recoverable)/payable	**(39,640)**	**287,883**
Deferred tax assets	51,635	105,959
Deferred tax liabilities	(57,931)	(32,109)
Deferred tax (liabilities)/assets-net	**(6,296)**	**73,850**

Turkish tax legislation does not permit a parent Bank and its subsidiaries to file a consolidated tax return. Therefore, provisions for taxes, as reflected in the consolidated financial statements, have been calculated on a separate-entity basis.

Corporation tax is payable at a rate of 33% (30% for the following fiscal years) on the total income of the Bank after adjusting for certain disallowable expenses, exempt income and investment and other allowances. No further tax is payable unless the profit is distributed.

Effective from 1 January 2004, the use of inflation accounting principles in the calculation of the corporate tax base has been stipulated by Law No. 5024 published on 30 December 2003 in the Official Gazette No. 25332. In accordance with the law, if the cumulative increase in the Wholesale Price Index ("WPI") is higher than 100% for the last 36 months and higher than 10% for the last 12 months, inflation accounting principles must be taken into consideration in the calculation of tax base. At each quarter end subject to advance tax payments, the above WPI increase criteria will be considered. If the WPI index increase criteria that necessitates the application of inflation accounting is met in any of the quarters in a fiscal year, the inflation accounting principles will be applied for the whole year, including the prior quarters. At 30 June 2004, 36 months cumulative and 12 months inflation rates were realised as 110.3% and 10.5%, respectively. Therefore, the taxation liability provided for by the Bank at 30 June 2004 is based on the inflation adjusted financial statements as required by the new tax law.

Dividends paid to non-resident corporations, which have a place of business in Turkey, or resident corporations are not subject to withholding tax. Otherwise, dividends paid are subject to withholding tax at the rate of 11% (10% effective from 1 January 2004). An increase in capital via issuing bonus shares is not considered as a profit distribution and thus does not incur withholding tax.

(Amounts expressed in billions of Turkish lira ("TL") in terms of the purchasing power of TL at 30 June 2004)

NOTE 15 - TAXATION (Continued)

Corporations are required to pay advance corporation tax quarterly at the rate of 33% (30% for the following fiscal years) on their corporate income. Advance tax is payable by the 17th of the second month following each calendar quarter end. Advance tax paid by corporations is credited against the annual corporation tax liability. The balance of the advance tax paid may be refunded or used to set off against other liabilities to the government.

Capital gains derived from the sale of equity investments and immovable held for not less than two years are tax exempt until 31 December 2004, if such gains are added to paid-in capital in the year in which they are sold.

Capital expenditures, with some exceptions, over TL6 billion are eligible for investment incentive allowance of 40%, which is deductible from taxable income prior to calculation of the corporate income tax, without the requirement of an investment incentive certificate, and the amount of allowance is not subject to withholding tax.

Under the Turkish taxation system, tax losses can be carried forward to offset against future taxable income for up to 5 years. Tax losses cannot be carried back to offset profits from previous periods.

In Turkey, there is no procedure for a final and definitive agreement on tax assessments. Corporations file their tax returns within the 15th of the fourth month following the close of the financial year to which they relate. Tax returns are open for 5 years from the beginning of the year that follows the date of filing during which time the tax authorities have the right to audit tax returns, and the related accounting records on which they are based, and may issue re-assessments based on their findings.

Reconciliation between the expected and the actual taxation charge is stated below:

	Unaudited 30 June 2004	Unaudited 30 June 2003
Income before income taxes and minority interest	737,633	1,004,684
Theoretical tax charge at the applicable tax rate 33% (30 June 2003: 30%)	243,419	301,404
Tax effect of items which are not deductible or assessable for taxation purposes:		
Income exempt from taxation	(17,753)	(9,279)
Non-deductible expenses	3,985	6,518
Non-temporary elements of monetary gains and losses	25,789	75,335
Inflation effect on deferred tax balances at the beginning of the period	227	975
Total tax charge for the period	**255,667**	**374,953**

(Amounts expressed in billions of Turkish lira ("TL") in terms of the purchasing power of TL at 30 June 2004)

NOTE 15 - TAXATION (Continued)

Deferred taxes

Deferred income taxes are calculated on temporary differences that are expected to be realised or settled based on the taxable income under the liability method using enacted tax rates of between 30% and 40%.

The deferred tax asset and liability represents the tax effect of temporary differences arising due to the different treatment of certain items of income and expenses included in the financial statements compared to the local tax return, in accordance with the applicable tax law. The temporary differences giving rise to deferred income tax assets and deferred tax liabilities are as follows:

	Cumulative temporary differences		Deferred tax assets/(liabilities)	
	Unaudited 30 June 2004	31 December 2003	Unaudited 30 June 2004	31 December 2003
Provision for loan losses	(89,476)	(125,283)	29,527	37,585
Employment termination benefits	(24,819)	(27,708)	7,446	8,312
Impairment on property and equipment	(24,068)	(24,068)	7,220	7,220
Other provisions	(13,691)	(28,254)	4,518	8,477
Other temporary differences	(8,858)	(14,909)	2,924	4,474
Valuation difference on trading and investment securities	-	(132,971)	-	39,891
Deferred tax assets			**51,635**	**105,959**
Reversal of country risk provision	68,204	72,314	(27,282)	(28,925)
Difference between carrying value and tax base of property and equipment	67,480	10,610	(20,244)	(3,184)
Valuation difference on trading and investment securities	31,531	-	(10,405)	-
Deferred tax liabilities			**(57,931)**	**(32,109)**
Deferred tax (liabilities)/assets-net			**(6,296)**	**73,850**

(Amounts expressed in billions of Turkish lira ("TL") in terms of the purchasing power of TL at 30 June 2004)

NOTE 16 - OTHER LIABILITIES AND ACCRUED EXPENSES

The principal components of other liabilities and accrued expenses are as follows:

	Unaudited 30 June 2004	31 December 2003
Cheques payable to clearing house on behalf of customers	137,855	-
Unearned commission income	116,048	152,301
Non-income related taxes and withholdings	43,853	57,986
Bonus liability to customers	37,314	31,054
Import deposits and transfer orders	29,885	45,523
Payment orders to correspondent banks	23,263	13,166
Saving deposits insurance fund premium	20,520	58,330
Blocked deposits	13,611	11,162
Leasing payable	8,858	11,528
Other	90,313	106,025
	521,520	**487,075**

Unearned commission income is related with commissions received on long-term project finance loans extended in relation to the infrastructural constructions under the management and guarantee of the Undersecretariat of the Treasury of the Turkish Republic. These commissions are amortised and income is recognised during the terms of respective loans.

NOTE 17 - RESERVE FOR EMPLOYMENT TERMINATION BENEFITS

Under the Turkish Labor Law, the Bank is required to pay termination benefits to each employee who has completed at least one year of service and whose employment is terminated without due cause, is called up for military service, dies or who retires after completing 25 years of service (20 years for women) and achieves the retirement age (58 for women and 60 for men). Since the legislation was changed on 23 May 2002, there are certain transitional provisions relating to length of service prior to retirement. The amount payable consists of one month's salary limited to a maximum of TL 1,485,430,000 in full TL amount, (31 December 2003: TL1,389,950,000 in full TL amount, in terms of the purchasing power at 31 December 2003) for each year of service.

The liability is not funded, as there is no funding requirement.

The reserve has been calculated by estimating the present value of the future probable obligation of the Bank arising from the retirement of its employees.

IAS 19 "Employment Benefits" requires actuarial valuation methods to be developed to estimate the enterprise's obligation for such benefits. Accordingly, the following actuarial assumptions were used in the calculation of the total liability as at 30 June 2004 and 31 December 2003:

	Unaudited 30 June 2004	31 December 2003
Discount rate (%)	6	6
Turnover rate to estimate the probability of retirement (%)	4	4

(Amounts expressed in billions of Turkish lira ("TL") in terms of the purchasing power of TL at 30 June 2004)

NOTE 17 - RESERVE FOR EMPLOYMENT TERMINATION BENEFITS (Continued)

Additionally, the principal actuarial assumption is that the maximum liability of TL1,485,430,000 in full TL amount, for each year of service would increase in line with inflation. Thus the discount rate applied represents the expected real rate after adjusting for the effects of future inflation. As the maximum liability is revised semi-annually, the maximum amount of TL1,574,740,000 in full TL amount, which is effective from 1 July 2004, has been taken into consideration in calculating the reserve for employment termination benefit of the Bank.

Movement in reserve for employment termination benefits during the period is as follows:

	Unaudited 30 June 2004	31 December 2003
1 January	27,708	23,702
Paid during the period	(5,175)	(15,493)
Increase during the period	4,360	22,872
Monetary gain	(2,074)	(3,373)
	24,819	**27,708**

NOTE 18 - SHARE CAPITAL

The historic amount of share capital of the Bank is TL1,500,000 billion (31 December 2003: TL 1,200,000 billion) and consists of 1,500,000,000,000 (31 December 2003: 1,200,000,000,000) authorized shares with a nominal value of TL1,000 each.

The Bank's authorized capital amounts to TL2,500,000 billion at 30 June 2004 (31 December 2003: TL2,500,000 billion).

The issued and fully paid-in share capital held is as follows:

	Unaudited 30 June 2004		31 December 2003	
	Share (%)	TL billion	Share (%)	TL billion
Sabancı Group, family and related companies:				
Hacı Ömer Sabancı Holding A.Ş. and related companies	41.2	617,191	41.2	493,753
Sabancı family	24.5	368,226	27.0	324,301
Total Sabancı Group, family and related companies	65.7	985,417	68.2	818,054
Other	34.3	514,583	31.8	381,946
Historical share capital		1,500,000		1,200,000
Adjustment to share capital		2,465,943		2,469,107
Total paid-in share capital		**3,965,943**		**3,669,107**

(Amounts expressed in billions of Turkish lira ("TL") in terms of the purchasing power of TL at 30 June 2004)

NOTE 18 - SHARE CAPITAL (Continued)

The adjustment to share capital represents the restatement effect of cash and cash equivalent contributions to share capital in terms of equivalent purchasing power at 30 June 2004 after elimination of the accumulated deficit.

Following the BRSA approval and in line with the resolution of the General Assembly of the Shareholders of the Bank, which was held on 17 July 2002, in the inflation adjusted statutory financial statements the Bank has eliminated accumulated deficit and the corresponding amount of legal and extraordinary reserves and adjustment to share capital. Accordingly the effects of this elimination transaction have also been reflected in these financial statements, which are prepared on the basis of IFRS and; accumulated deficit of TL1,391,120 billion has been eliminated against the adjustment to share capital.

The Articles of Association of the Bank establish 564 founders' shares and 1,974 usufruct shares. In accordance with the Articles of Association, 10% of the remaining distributable profit is distributed to founders' shares after appropriation of the legal reserves and after the distribution of the first dividends equalling 5% of the paid-in share capital. In the event of liquidation, a portion of the liquidation shares is assigned to the founders' shares and usufruct shares.

NOTE 19 - RETAINED EARNINGS AND LEGAL RESERVES

Retained earnings as per the statutory financial statements other than legal reserves are available for distribution, subject to the legal reserve requirement referred to below.

Under the Turkish Commercial Code, the Bank is required to create the following legal reserves from appropriations of earnings, which are available for distribution only in the event of liquidation or losses:

a) First legal reserve, appropriated at the rate of 5% of net income, until the total reserve is equal to 20% of issued and fully paid-in share capital.

b) Second legal reserve, appropriated at the rate of at least 10% of distributions in excess of 5% of issued and fully paid-in share capital, without limit. It may be used to absorb losses.

After deducting taxes and setting aside the legal reserves as discussed above, the remaining balance of net profit is available for distribution to shareholders. In accordance with the Articles of Association, dividends are also paid to holders of usufruct shares in an amount of 10% of the remaining distributable profit after appropriation of the legal reserves and after distributing the first dividend equalling 5% of the paid-in-share capital. Also, in accordance with the Articles of Association, bonuses to chairman and members of the Board of Directors are limited to a maximum of 2% of the remaining balance; the average percentage of such distributions in the last five years was 0.02%.

Starting from 2002, the lower of non-inflation adjusted historical profits or profits arising in the inflation adjusted statutory financial statements can be subjected to the profit appropriation and distribution. At 30 June 2004, the Bank has reported a net income of TL526,583 billion in its non-consolidated inflation adjusted statutory financial statements, which is subject to distributions and appropriations as explained above.

In 2003, the Bank established and announced a dividend distribution policy, and in accordance with this policy the Bank will distribute minimum 30% and maximum 50% of the distributable profit to its shareholders identified in the Articles of Association provided that there is no deterioration in national and global economic environment and that the capital adequacy ratio of the Bank meets or exceeds the targeted level.

(Amounts expressed in billions of Turkish lira ("TL") in terms of the purchasing power of TL at 30 June 2004)

NOTE 20 - OPERATING EXPENSES

	Unaudited 30 June 2004	Unaudited 30 June 2003
Employee costs	138,333	135,325
Depreciation and amortisation	52,760	42,784
Marketing and advertisement expenses	52,633	48,083
Saving deposits insurance fund	36,794	31,761
Communication expenses	32,340	20,372
Sundry taxes and duties	26,088	26,999
Computer maintenance and support expenses	19,621	25,623
Heating, lighting and water expenses	6,737	7,299
Repair and maintenance expenses	5,810	5,471
Stationery expenses	5,240	6,363
Impairment in the value of available-for-sale equity securities	-	1,455
Other	73,937	57,739
	450,293	**409,274**

NOTE 21 - COMMITMENTS AND CONTINGENT LIABILITIES

In the normal course of banking activities, the Bank undertakes various commitments and incurs certain contingent liabilities that are not presented in these consolidated balance sheets, including letters of guarantee, acceptance credits, letters of credit and off-balance sheet derivative instruments. The management does not expect any material losses as a result of these transactions. The following is a summary of significant commitments and contingent liabilities:

Legal proceedings

At 30 June 2004, there are a number of legal proceedings outstanding against the Bank, for which TL6,296 billion (31 December 2003: TL8,944 billion) of provision has been made.

Commitments for resale and repurchase of marketable securities:

The Bank's commitments for resale and repurchase of marketable securities (government bonds, treasury bills and Eurobonds) at 30 June 2004 are as follows. As explained in Note 2 (g), repurchase agreements ("repos") are retained in these consolidated financial statements as trading or investment securities or securities originated and the counterparty liability is included in customer deposits. Securities purchased under agreements to resell are recorded as due from banks.

	Unaudited 30 June 2004			
	Up to 1 month	1 to 3 months	3 to 12 months	Total
Repurchase commitments	551,369	130,080	-	**681,449**
Resale commitments	114,394	-	-	**114,394**

	31 December 2003			
	Up to 1 month	1 to 3 months	3 to 12 months	Total
Repurchase commitments	749,715	1,709	131	**751,555**
Resale commitments	107,289	-	-	**107,289**

Included in the repurchase commitments were TL77,570 billion (31 December 2003: TL15,840 billion) of repurchase agreements made with Sabancı Holding Group companies and other related parties at 30 June 2004.

(Amounts expressed in billions of Turkish lira ("TL") in terms of the purchasing power of TL at 30 June 2004)

NOTE 21 - COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

Commitments to forward currency purchase/sale and swap transactions:

The breakdown of forward currency purchase/sale and swap transactions at 30 June 2004 and 31 December 2003 is as follows:

		Unaudited 30 June 2004		31 December 2003	
		Foreign currency	TL billion	Foreign currency	TL billion
Forward currency purchases	EUR	16,077,406	29,263	6,013,025	11,604
	JPY	1,713,261,280	23,600	95,000,000	1,371
	TL billion	-	11,380	-	2,538
	US$	7,230,520	10,846	13,802,260	21,307
	CHF	825,000	984	2,825,000	3,496
	GBP	-	-	100,000	274
			76,073		**40,590**
Currency swap purchases	EUR	1,279,424,048	2,328,756	1,291,565,517	2,492,538
	GBP	101,500,000	275,414	93,000,000	254,817
	US$	19,790,048	29,686	45,121,000	69,650
			2,633,856		**2,817,005**
Spot purchases	US$	67,187,814	100,785	29,191,132	45,060
	EUR	2,119,564	3,858	21,773,990	42,021
	TL billion	-	3,086	-	-
	GBP	131,499	357	-	-
	JPY	-	-	107,000,000	1,544
			108,086		**88,625**
Total purchases			**2,818,015**		**2,946,220**
Forward currency sales	EUR	16,820,333	30,616	6,901,859	13,319
	JPY	1,713,261,280	23,600	95,000,000	1,371
	US$	10,104,600	15,157	7,878,559	12,162
	TL billion	-	5,603	-	16,351
	CHF	-	-	2,000,000	2,474
			74,976		**45,677**
Currency swap sales	US$	1,694,368,427	2,541,637	1,671,663,680	2,580,447
	EUR	17,691,017	32,200	41,063,631	79,246
	GBP	-	-	1,000,000	2,740
	TL billion	-	-	-	880
			2,573,837		**2,663,313**
Spot sales	EUR	47,500,000	86,458	202,642	391
	TL billion	-	12,239	-	42,943
	US$	4,666,800	7,000	26,507,113	40,918
	NOK	3,500,000	757	4,000,000	917
	AUD	600,000	622	600,000	692
	DEK	2,500,000	612	-	-
	GBP	80,000	217	500,000	1,370
	CHF	100,000	119	-	-
	SEK	-	-	4,000,000	851
			108,024		**88,082**
Total sales			**2,756,837**		**2,797,072**

The above table summarizes the Bank's forward, swap and spot transactions. Each forward and swap contract and spot transaction represents a simultaneous receivable and payable to be received and paid, on a future date, in respective currencies. Accordingly, the difference between the "sale" and "purchase" transactions represents the net exposure of the Bank with respect to commitments arising from these transactions.

(Amounts expressed in billions of Turkish lira ("TL") in terms of the purchasing power of TL at 30 June 2004)

NOTE 21 - COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

The related party balances in forward currency purchase/sale and swap transactions are as follows:

	Unaudited 30 June 2004			31 December 2003		
	Turkish lira	Foreign currency	Total	Turkish lira	Foreign currency	Total
Forward currency purchases	-	28,647	28,647	-	8,212	8,212
Forward currency sales	(3,615)	(25,053)	(28,668)	-	(8,636)	(8,636)
Swap currency purchases	-	389,724	389,724	-	472,043	472,043
Swap currency sales	-	(373,742)	(373,742)	-	(441,944)	(441,944)
Net position	**(3,615)**	**19,576**	**15,961**	-	**29,675**	**29,675**

Maturity analysis for forward currency purchase/sale and swap transactions is as follows:

	Unaudited 30 June 2004				
	Up to 1 Month	1-3 Months	3-12 Months	Over 1 year	Total
Forward purchases	40,871	12,599	22,603	-	76,073
Swap purchases	326,670	1,005,650	1,030,989	270,547	2,633,856
Total purchases	**367,541**	**1,018,249**	**1,053,592**	**270,547**	**2,709,929**
Forward sales	40,717	12,686	21,573	-	74,976
Swap sales	325,807	949,499	1,026,804	271,727	2,573,837
Total sales	**366,524**	**962,185**	**1,048,377**	**271,727**	**2,648,813**

	31 December 2003				
	Up to 1 Month	1-3 Months	3-12 Months	Over 1 year	Total
Forward purchases	14,084	11,825	14,681	-	40,590
Swap purchases	1,185,105	430,409	1,199,564	1,927	2,817,005
Total purchases	**1,199,189**	**442,234**	**1,214,245**	**1,927**	**2,857,595**
Forward sales	14,052	12,055	19,570	-	45,677
Swap sales	1,136,487	410,683	1,114,216	1,927	2,663,313
Total sales	**1,150,539**	**422,738**	**1,133,786**	**1,927**	**2,708,990**

(Amounts expressed in billions of Turkish lira ("TL") in terms of the purchasing power of TL at 30 June 2004)

NOTE 21 - COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

Credit related commitments:

The primary purpose of these instruments is to ensure that funds are available to a customer as required. Guarantees and standby letters of credit, which represent irrevocable assurances that the Bank will make payments in the event that a customer cannot meet its obligations to third parties, carry the same credit risk as loans. Documentary and commercial letters of credit, which are written undertakings by the Bank on behalf of a customer authorising a third party to draw drafts on the Bank up to a stipulated amount under specific terms and conditions, are collateralised by the underlying shipments of goods to which they relate and therefore have significantly less risk. Cash requirements under guarantees and standby letters of credit are considerably less than the amount of the commitment because the Bank does not generally expect the third party to draw funds under the agreement.

The total outstanding contractual amount of commitments to extend credit does not necessarily represent future cash requirements, since many of these commitments will expire or terminate without being funded.

The following table shows the outstanding credit related commitments of the Bank at 30 June 2004 and 31 December 2003:

	Unaudited 30 June 2004			31 December 2003		
	Up to 1 year	Over 1 year	Total	Up to 1 year	Over 1 year	Total
Letters of guarantee issued by the Bank						
- Turkish lira	135,170	751,771	886,941	30,380	850,003	880,383
- Foreign currency	399,829	679,679	1,079,508	85,112	562,329	647,441
Acceptance credits						
- Turkish lira	-	-	-	2	-	2
- Foreign currency	5,505	3,526	9,031	5,719	3,294	9,013
Letter of credit						
- Foreign currency	373,179	182,238	555,417	467,155	106,810	573,965
Other guarantees						
- Turkish lira	14,749	7,660	22,409	3,160	1,642	4,802
- Foreign currency	603	314	917	648	337	985
	929,035	**1,625,188**	**2,554,223**	**592,176**	**1,524,415**	**2,116,591**

Included in the letters of guarantee and acceptance credits of TL361,738 billion (31 December 2003 TL401,765 billion) guarantees were to related parties at 30 June 2004.

(Amounts expressed in billions of Turkish lira ("TL") in terms of the purchasing power of TL at 30 June 2004)

NOTE 21 - COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

The economic sector risk concentrations for outstanding credit related commitments of the Bank were as follows:

	Unaudited 30 June 2004	31 December 2003
Chemicals	287,516	297,072
Wholesaling	264,063	322,745
Financial institutions	193,628	229,145
Electronics	192,102	131,122
Telecommunication	185,219	3,438
Small-scale retailers	165,475	134,600
Other manufacturing	151,916	57,978
Electricity, gas, water	150,601	194,726
Steel and mining	116,419	42,522
Automotive	99,178	130,356
Textile	78,137	35,449
Construction	45,912	35,450
Food and beverage	21,541	14,037
Transportation	17,407	12,370
Agriculture and forestry	13,574	13,530
Tourism	8,175	7,074
Other	563,360	454,977
	2,554,223	**2,116,591**

NOTE 22 - MUTUAL FUNDS

At 30 June 2004 the Bank manages twelve (31 December 2003: twelve) mutual funds ("Funds") which were established under Capital Markets Board Regulations. At 30 June 2004, the Funds' investment portfolio includes government bonds, treasury bills and share certificates of TL3,123,935 billion (31 December 2003: TL3,110,392 billion). In accordance with the Funds' statute, the Bank purchases and sells marketable securities for the Funds, markets their participation certificates and provides other services and charges management fees ranging from 0.010% to 0.012%. At 30 June 2004, management fees and commission earned by the Bank amounted to TL53,447 billion (30 June 2003: TL21,037 billion).

NOTE 23 - SEGMENT REPORTING

The Bank is organised in five main business segments:

i) Retail banking - The Bank offers a variety of retail services such as deposit accounts, customer loans, credit cards, insurance products and wealth management services. The Bank's line of retail banking products and services also include bank cards, automatic payment services, foreign currency trading, safe deposit box rentals, checks, money transfers, investment banking, telephone and internet banking.

ii) Corporate banking - Corporate banking serves financial solutions and banking services to large and medium - scale corporate customers. Among the products and services offered to corporate and commercial customers are Turkish Lira and foreign currency denominated working capital loans, medium - term financing for investments, foreign trade financing, export factoring, project finance loans, letters of credit and guarantee, foreign currency trading, corporate finance services and cash and deposit management services. In addition, and at customer request, the Bank delivers cash management services that include collection and payment services and liquidity and information management.

(Amounts expressed in billions of Turkish lira ("TL") in terms of the purchasing power of TL at 30 June 2004)

NOTE 23 - SEGMENT REPORTING (Continued)

iii) Private banking - Private banking serves the members of the upper-income groups who have expectations for utmost service quality both in banking and investment transactions.

iv) The Treasury Unit consists of TL Fund Group, Foreign Exchange Fund Group, Treasury Marketing Group and Special Products Group. The purpose of the Treasury Unit is to generate maximum profit by managing foreign exchange and interest rate risks within the risk parameters set by the Executive Risk Committee. The Unit manages the short and long-term liquidity and the fund surplus of the Bank, taking into consideration market conditions and the country's economic conjuncture. Treasury Unit trades in Turkish lira and foreign currency instruments on a spot and forward basis and trades in domestic securities together with foreign securities with AAA rating. In addition, the Unit carries out pricing and marketing activities of treasury products for corporate customers.

v) International banking - The Bank provides services for foreign trade financing, foreign currency and Turkish lira clearances. The international banking unit seeks out long-term funding opportunities at prices below that fully reflect country risk and, tries to diversify the sources of funding and create a base of international investors for that purpose.

Segment information for the period ended 30 June 2004 is as follows:

	Retail banking	Corporate banking	Private banking	Treasury activities	International banking	Unallocated free capital income (*)	Total
Net interest income	271,649	71,936	3,407	215,402	15,702	544,022	1,122,118
Segment result (**)	49,528	55,174	1,415	411,173	2,924	544,022	1,064,236
Dividend income and income from associates							9,067
Loss on net monetary position							(335,670)
Income before income taxes							737,633
Income taxes							(255,667)
Minority interest							(3)
Net income							**481,963**

(*) Starting from 1 January 2004, the Bank has been following the profitability results of each of its business units, branches, customers and products separately, through a profitability system. "Net interest income", a significant component of the profitability measure, includes the effects of "fund transfer pricing ("FTP")" between the business units for all the interest earning assets and interest bearing liabilities, including those assets funded by the shareholders' equity ("free capital"). FTP charge and credit are calculated for interest earning assets and interest bearing liabilities, respectively, on a transaction basis using FTP rates announced daily by the Bank. The total amount of FTP charges on interest earning assets become higher than the total amount of FTP credits on interest bearing liabilities because FTP charges on assets include also those items funded by the shareholders' equity. Accordingly, the amount of TL544,022 billion in the "unallocated free capital income" column above represents the FTP credit on free capital.

(**) Segment result includes operating income less dividend income and operating expenses.

(Amounts expressed in billions of Turkish lira ("TL") in terms of the purchasing power of TL at 30 June 2004)

NOTE 23 - SEGMENT REPORTING (Continued)

Segment information regarding the balance sheet at 30 June 2004 is as follows:

	Retail banking	Corporate banking	Private banking	Treasury banking	International activities	Total
Segment assets	4,863,745	6,908,768	59,604	17,299,283	180,635	29,312,035
Associates and equity securities						386,756
Unallocated assets						1,000,619
Total assets	**4,863,745**	**6,908,768**	**59,604**	**17,299,283**	**180,635**	**30,699,410**
Segment liabilities	15,610,419	3,253,141	1,133,330	441,192	4,357,289	24,795,371
Unallocated liabilities						552,635
Shareholders' equity and minority interest						5,351,404
Total liabilities and shareholders' equity	**15,610,419**	**3,253,141**	**1,133,330**	**441,192**	**4,357,289**	**30,699,410**

....

InvestorGuide

AKBANK

January 2003

ISE Indexes	31.01.03	
	Close / M.Chg. (nom.)	
ISE-100	11,032	6.4%
ISE-30	13,742	6.6%
ISE-Financial	13,612	5.5%

Eurobonds	31.01.03	
Maturity	Cmp. / Yield	M.Chg. (bps)
27.Nov.2006	8.9%	20
23.Jan.2012	11.2%	30
15.Jan.2030	11.4%	10

FX Rates (Central Bank)	31.01.03	Monthly Chg.
TL/USD	1,635,530	-2.6%
TL/EUR	1,769,643	2.9%

Sector Notes

31.01.03	Marcap (USD mn)	Weight in ISE-100	Weight in MSCI
AKBNK.IS	3,086	9.4%	13.1%
GARAN.IS	1,038	4.3%	5.2%
ISCTR.IS	2,151	7.7%	9.2%
YKBNK.IS	757	4.2%	4.8%

Stock Performance

Paid-in Capital(TL):	816trn
Free Float:	28%
Foreign Ownership:	67%
Monthly Close:	TL6,200 - USc0.38
Price/BookValue(3Q02):	1.7
Monthly Performance(TL):	12.7%
Monthly Performance(USc):	13.0%
ISE-100 Relative Performance:	6.0%
ADR Price Range(USD):	7.01 - 5.74
Average Daily Volume(USD):	4mn

News

- Akbank consolidated all SME targeted products under the umbrella of its new commercial banking brand "My Company". Targeting companies under USD 30mn sales volume/year, My Company's comprehensive product range includes loans/financing, cash management, investment advisory, foreign trade, Internet and IT services, insurance and training.
- Akbank celebrated its 55th anniversary in the Turkish Banking Sector. In his press release, Chairman Mr. Erol Sabanci pointed at BRSA's efforts to restructure the banking system and underlined the importance of complying with the new standards and regulations set by the BRSA.

Akbank



AKBNK.IS, Close(Last Trade) [Line] Daily
03Jun02 - 04Feb03
AKBNK.IS , Close(Last Trade)
05Feb03 0.3593
Pr
USc
0.38
0.36
0.34
0.32
0.3
0.28
0.26
0.24
Jun02 Jul Aug Sep Oct Nov Dec Jan03 Feb

Source: Reuters

ISE relative Akbank



AKBNK.IS, Close(Last Trade) [XU100 Rel. Perform] Daily
03Jun02 - 04Feb03
AKBNK.IS , Close(Last Trade), XU100 Rel. Perform
05Feb03 1.70918
REL
USD
1.7
1.6
1.5
1.4
1.3
1.2
Jun02 Jul Aug Sep Oct Nov Dec Jan03 Feb

Source: Reuters

For more info on Akbank, please visit our website at www.akbank.com.tr or contact us at investor.relations@akbank.com.tr

InvestorGuide

AKBANK

February 2003

ISE Indexes	28.02.03	
	Close / M.Chg. (nom.)	
ISE-100	11,574	4.9%
ISE-30	14,439	5.1%
ISE-Financial	14,603	7.3%

Eurobonds	28.02.03	
Maturity	Cmp. / Yield	M.Chg. (bps)
27.Nov.2006	8.7%	-20
23.Jan.2012	10.8%	-40
15.Jan.2030	11.2%	-20

FX Rates	28.02.03	
(Central Bank)		Monthly Chg.
TL/USD	1,588,579	-2.9%
TL/EUR	1,712,171	-3.2%

Sector Notes

28.02.03	Marcap (USD mn)	Weight in ISE-100	Weight in MSCI
AKBNK.IS	3,126	8.8%	12.4%
GARAN.IS	1,119	4.3%	5.2%
ISCTR.IS	2,698	8.9%	10.7%
YKBNK.IS	839	4.3%	5.0%

Stock Performance

Paid-in Capital(TL):	816trn
Free Float:	28%
Foreign Ownership:	66%
Monthly Close:	TL6,100 - USc0.38
Price/BookValue(2002):	1.56
Monthly Performance(TL):	-1.6%
Monthly Performance(USc):	1.3%
ISE-100 Relative Performance:	-6.2%
ADR Price Range(USD):	6.74 - 4.90
Average Daily Volume(USD):	6mn

News

- Akbank will distribute 5% dividend payment as cash starting from March 27, 2003. Akbank will also distribute 47,06% bonus shares as stock dividend. Bonus shares distribution date will be announced later.
- Akbank "My Company" introduced the "biz.card", a new cash flow management tool offered to distributors, merchants and suppliers for their reciprocal monetary transactions. The target is to combine the payment systems of all parties and to regulate the cash flow in the supply chain. "biz.card"s benefits to suppliers and distributors would be the centralizing of collections and payments, saving time and money by avoiding the existing cheque system, and streamlining operations.

Akbank

AKBNK.IS, Close(Last Trade) [Line] Daily
24Jun02 - 06Mar03



AKBNK.IS , Close(Last Trade)
05Mar03 0.3439
Pr
USc
0.4
0.38
0.36
0.34
0.32
0.3
0.28
0.26
Jul02
Aug
Sep
Oct
Nov
Dec
Jan03
Feb
Mar

Source: Reuters

ISE relative Akbank

AKBNK.IS, Close(Last Trade) [XU100 Rel. Perform] Daily
24Jun02 - 06Mar03



AKBNK.IS , Close(Last Trade), XU100 Rel. Perform
05Mar03 1.57038
REL
USD
1.7
1.6
1.5
1.4
1.3
Jul02
Aug
Sep
Oct
Nov
Dec
Jan03
Feb
Mar

Source: Reuters

For more info on Akbank, please visit our website at www.akbank.com.tr or contact us at investor.relations@akbank.com.tr

InvestorGuide

AKBANK

March 2003

ISE Indexes	31.03.03	
	Close/M.Chg. (nom.)	
ISE-100	9,475	-18.1%
ISE-30	11,776	-18.4%
ISE-Financial	11,221	-23.2%

Eurobonds	31.03.03	
Maturity	Cmp. / Yield	M.Chg. (bps)
27.Nov.2006	12.2%	350
23.Jan.2012	13.8%	300
15.Jan.2030	13.6%	240

FX Rates		31.03.03
(Central Bank)		M.Chg.
TL/USD	1,700,073	7.0%
TL/EUR	1,850,329	8.1%

Sector Notes

31.03.03	Marcap (USD mn)	Weight in ISE-100	Weight in MSCI
AKBNK.IS	2,155	7.9%	11.3%
GARAN.IS	743	3.7%	4.6%
ISCTR.IS	1,879	8.1%	9.9%
YKBNK.IS	629	4.2%	5.0%

Stock Performance

Paid-in Capital(TL):	816trn
Free Float:	28%
Foreign Ownership:	63%
Monthly Close:	TL4,500 - USc0.26
Price/BookValue(2002):	1.09
Monthly Performance(TL):	-26.2%
Monthly Performance(USc):	-30.2%
ISE-100 Relative Performance:	-8.8%
ADR Price Range(USD):	7.03 - 4.64
Average Daily Volume(USD):	7mn

News

- Akbank's General Meeting was held on March 26,2003 at Sabanci Center, Istanbul, Turkey. The resolution of the meeting is posted on Akbank's website at www.akbank.com.tr/e/.
- Axess and Paro, the first digital marketing platform, came together and combined their technological know-how to create the most extensive CRM focused marketing project in Turkey. Axess' personalised marketing approach fits perfectly to Paro's strategy of offering instant and personal product promotions and discounts. Based on the information stored in Axess' database regarding shopping preferences of Axess clients, Paro will offer personal campaigns for specific products via the ParoPOD screens that are located at sales points.

Akbank


AKBNK.IS, Close(Last Trade) [Line] Daily
29Jul02 - 07Apr03
AKBNK.IS , Close(Last Trade)
02Apr03 0.2751
Pr
USc
0.38
0.36
0.34
0.32
0.3
0.28
0.26
0.24
Aug02 Sep Oct Nov Dec Jan03 Feb Mar Apr

Source: Reuters

ISE relative Akbank


AKBNK.IS, Close(Last Trade) [XU100 Rel. Perform] Daily
29Jul02 - 07Apr03
AKBNK.IS , Close(Last Trade), XU100 Rel. Perform
02Apr03 1.49003
REL
USD
1.7
1.6
1.5
1.4
1.3
Aug02 Sep Oct Nov Dec Jan03 Feb Mar Apr

Source: Reuters

For more info on Akbank, please visit our website at www.akbank.com.tr or contact us at investor.relations@akbank.com.tr

InvestorGuide

AKBANK

April 2003

ISE Indexes	30.04.03	
	Close/	M.Chg. (nom.)
ISE-100	11,510	21.5%
ISE-30	14,123	19.9%
ISE-Financial	13,539	20.7%

Eurobonds	30.04.03	
Maturity	Cmp. Yield	M.Chg. (bps)
27.Nov.2006	9.5%	-270
23.Jan.2012	11.3%	-250
15.Jan.2030	11.7%	-190

FX Rates	30.04.03	
(Central Bank)		M.Chg.
TL/USD	1,567,279	-7.8%
TL/EUR	1,743,441	-5.8%

Sector Notes

30.04.03	Marcap (USD mn)	Weight in ISE-100	Weight in MSCI
AKBNK.IS	2,883	8.1%	11.6%
GARAN.IS	952	3.6%	4.5%
ISCTR.IS	2,489	8.2%	10.0%
YKBNK.IS	776	4.0%	4.7%

Stock Performance

Paid-in Capital(TL):	816trn
Free Float:	28%
Foreign Ownership:	64%
Monthly Close:	TL5,550 - USc0.35
Price/BookValue(1Q03):	1.28
Monthly Performance(TL):	23.3%
Monthly Performance(USc):	34.6%
ISE-100 Relative Performance:	1.5%
ADR Price Range(USD):	7.09 - 5.56
Average Daily Volume(USD):	8mn

News

- Strong performance in mutual funds continued as our market share improved further to 14% from 12% last quarter. Sales volume reached USD 910mn as at March 31, indicating an impressive 30% increase and ranking Akbank second among all fund managers in Turkey.
- Beginning with our payroll customers and "MyFamily" members, Akbank started offering accounts with overdraft facility. The number of these accounts increased rapidly to 519,000 in one month. Overdraft account is our second most profitable retail product. Thus, we are targeting more penetration across all customers.

Akbank



AKBNK.IS, Close(Last Trade) [Line] Daily
29Aug02 - 07May03
AKBNK.IS, Close(Last Trade)
07May03 0.3401
Pr
USc
0.38
0.36
0.34
0.32
0.3
0.28
0.26
0.24
Sep02 Oct Nov Dec Jan03 Feb Mar Apr May

Source: Reuters

ISE relative Akbank



AKBNK.IS, Close(Last Trade) [XU100 Rel. Perform] Daily
29Aug02 - 07May03
AKBNK.IS, Close(Last Trade), XU100 Rel. Perform
07May03 1.52239
REL
USD
1.7
1.65
1.6
1.55
1.5
1.45
1.4
Sep02 Oct Nov Dec Jan03 Feb Mar Apr May

Source: Reuters

For more info on Akbank, please visit our website at www.akbank.com.tr or contact us at investor.relations@akbank.com.tr

InvestorGuide

AKBANK

May 2003

ISE Indexes	31.05.03	
	Close/M.Chg. (nom.)	
ISE-100	11,381	-1.1%
ISE-30	13,989	-0.9%
ISE-Financial	13,382	-1.2%

Eurobonds	31.05.03	
Maturity	Cmp. / M.Chg. Yield (bps)	
27.Nov.2006	7.9%	-160
23.Jan.2012	10.5%	-80
15.Jan.2030	11.0%	-70

FX Rates	31.05.03	
(Central Bank)		M.Chg.
TL/USD	1,419,761	-9.4%
TL/EUR	1,680,571	-3.6%

Sector Notes

31.05.03	Marcap (USD mn)	Weight in ISE-100	Weight in MSCI
AKBNK.IS	3,010	8.0%	11.3%
GARAN.IS	1,090	3.8%	4.8%
ISCTR.IS	2,691	8.2%	10.1%
YKBNK.IS	883	4.2%	5.0%

Stock Performance

Paid-in Capital(TL):	816trn
Free Float:	28%
Foreign Ownership:	63%
Monthly Close:	TL5,250 - USc0.37
Price/BookValue(1Q03):	1.44
Monthly Performance(TL):	-5.4%
Monthly Performance(USc):	4.4%
ISE-100 Relative Performance:	-4.3%
ADR Price Range(USD):	7.48 - 6.45
Average Daily Volume(USD):	9mn

News

- Akbank announced its 1Q2003 financial results. Despite the mark-to-market losses resulting from rising interest rates, Akbank remained to be the most profitable bank in Turkey with TL209trn and TL62trn gross and net profits recorded respectively. Market share in consumer loans reached 13%, while the share in credit card volume climbed to 10%. A more detailed analysis of the announced financials can be found on Akbank's English language website.
- FitchRatings has completed Akbank's 2002 financial review and published a rating report. According to the report, Akbank's local currency rating "B", which is over the sovereign rating "B-" reflects the bank's stable funding and strong capital base, as well as its strong franchise and brand name.

Akbank


AKBNK.IS, Close(Last Trade) [Line] Daily
30Sep02 - 05Jun03
AKBNK.IS , Close(Last Trade)
05Jun03 0.3683
Pr
USc
0.38
0.36
0.34
0.32
0.3
0.28
0.26
0.24
Oct02 Nov Dec Jan03 Feb Mar Apr May Jun

Source: Reuters

ISE relative Akbank


AKBNK.IS, Close(Last Trade) [XU100 Rel. Perform] Daily
30Sep02 - 05Jun03
AKBNK.IS , Close(Last Trade), XU100 Rel. Perform
05Jun03 1.88768
REL
USD
2.2
2.1
2
1.9
1.8
Oct02 Nov Dec Jan03 Feb Mar Apr May Jun

Source: Reuters

For more info on Akbank, please visit our website at www.akbank.com.tr or contact us at investor.relations@akbank.com.tr

InvestorGuide

AKBANK

June 2003

ISE Indexes	30.06.03	
	Close/M.Chg. (nom.)	
ISE-100	10,884	-4.4%
ISE-30	13,518	-3.4%
ISE-Financial	13,159	-1.7%

Eurobonds	30.06.03	
Maturity	Cmp. / Yield	M.Chg. (bps)
27.Nov.2006	8.5%	60
23.Jan.2012	10.7%	20
15.Jan.2030	11.4%	40

FX Rates	30.06.03	
(Central Bank)		M.Chg.
TL/USD	1,407,647	-0.9%
TL/EUR	1,609,503	-4.2%

Sector Notes

30.06.03	Marcap (USD mn)	Weight in ISE-100	Weight in MSCI
AKBNK.IS	3,572	9.4%	13.5%
GARAN.IS	1,077	3.8%	4.7%
ISCTR.IS	2,585	8.0%	9.7%
YKBNK.IS	821	3.9%	4.6%

Akbank



AKBNK.IS, Close(Last Trade), Line
4250
4150
4050
3950
3850
3750
3650
3550
3450
3350
3250
3150
3050
2950
2850
2750
Nov 02
Dec 02
Jan 03
Feb 03
Mar 03
April 03
May 03
June 03

Source: Reuters

Stock Performance

Paid-in Capital(TL):	1,200trn
Free Float:	28%
Foreign Ownership:	65%
Monthly Close:	TL4,200 - USc0.30
Price/BookValue(1Q03):	1.71
Monthly Performance(TL):	17.6%
Monthly Performance(USc):	19.9%
ISE-100 Relative Performance:	23.3%
ADR Price Range(USD):	8.71 - 7.21
Average Daily Volume(USD):	7mn

ISE relative Akbank



Akbank Relative Performance
0.3
0.2
0.1
0.4
0.3
0.2
0.1
Relative to ISE 100
AKBNK

Source: Reuters

News

- Akbank finalized the legal procedure regarding its 47.05% capital increase from TL 816trn to TL 1,200trn. Bonus shares are being distributed since 23.06.2003. This increase ranked Akbank as the highest capitalized company of the Istanbul Stock Exchange.
- Akbank launched its third product under the "MyFamily" umbrella, the "Baby Account". Baby Account is a long term investment plan, which aims to accumulate the savings of parents for their baby's future needs by investing in Akbank's fixed income funds.

For more info on Akbank, please visit our website at www.akbank.com.tr or contact us at investor.relations@akbank.com.tr

InvestorGuide

AKBANK

July 2003

ISE Indexes	31.07.03	
	Close/M.Chg. (nom.)	
ISE-100	10,572	-2.9%
ISE-30	13,237	-2.1%
ISE-Financial	12,637	-4.0%

Eurobonds	31.07.03	
Maturity	Cmp. Yield	M.Chg. (bps)
27.Nov.2006	7.2%	-130
23.Jan.2012	10.5%	-20
15.Jan.2030	11.3%	-10

FX Rates	31.07.03	
(Central Bank)		M.Chg.
TL/USD	1,411,817	0.3%
TL/EUR	1,598,600	-0.7%

Sector Notes

31.07.03	Marcap (USD mn)	Weight in ISE-100	Weight in MSCI
AKBNK.IS	3,328	9.4%	12.8%
GARAN.IS	1,162	4.2%	5.2%
ISCTR.IS	2,506	8.0%	9.7%
YKBNK.IS	739	3.7%	4.3%

Stock Performance

Paid-in Capital(TL):	1,200trn
Free Float:	28%
Foreign Ownership:	65%
Monthly Close:	TL3,925 - USc0.28
Price/BookValue(2Q03):	1.17
Monthly Performance(TL):	-6.5%
Monthly Performance(USc):	-6.8%
ISE-100 Relative Performance:	-3.8%
ADR Price Range(USD):	6.07 - 5.40
Average Daily Volume(USD):	6mn

News

- Euromoney selected Akbank "The Best Bank in Turkey" for the 5th time. Euromoney points to Akbank's strong reserves position, high capital adequacy ratio, low NPLs, high return on equity, low cost-to-income ratio and remarkable market share performance in mutual funds and credit cards as the rationale for choosing Akbank.
- Effective on its 2003 financials, Akbank will pay minimum 30%, maximum 50% of the net distributable profit to its shareholders who are described in its articles of corporation, as cash dividend. This policy will be dependent on relevant market conditions and sustenance of a comfortable level of capital adequacy ratio.
- Akbank announced its first half financial results. A more detailed analysis of the announcement can be found on Akbank's English language website.

Akbank



Price
TRL
4500
3500
2500
Dec-02
Jan-03
Feb-03
Mar-03
Apr-03
May-03
Jun-03
Jul-03

Source: Unlock VBI

ISE-100 relative Akbank



0.45
0.35
0.25
Dec-02
Jan-03
Feb-03
Mar-03
Apr-03
May-03
Jun-03
Jul-03

Source: Unlock VBI

For more info on Akbank, please visit our website at www.akbank.com.tr or contact us at investor.relations@akbank.com.tr

InvestorGuide

AKBANK

August 2003

ISE Indexes	31.08.03	
	Close/M.Chg. (nom.)	
ISE-100	11,612	9.8%
ISE-30	14,687	10.9%
ISE-Financial	14,069	11.3%

Eurobonds 31.08.03		
Maturity	Cmp. / Yield	M.Chg. (bps)
27.Nov.2006	6.8%	-40
23.Jan.2012	10.1%	-40
15.Jan.2030	10.9%	-40

FX Rates 31.08.03		
(Central Bank)		M.Chg.
TL/USD	1,392,790	-1.3%
TL/EUR	1,519,534	-4.9%

Sector Notes

31.08.03	Marcap (USD mn)	Weight in ISE-100	Weight in MSCI
AKBNK.IS	3,739	9.4%	12.8%
GARAN.IS	1,272	4.2%	5.1%
ISCTR.IS	3,019	8.6%	10.3%
YKBNK.IS	754	3.3%	3.9%

Stock Performance

Paid-in Capital(TL):	1,200trn
Free Float:	28%
Foreign Ownership:	67%
Monthly Close:	TL4,350 - USc0.31
Price/BookValue(2Q03):	1.39
Monthly Performance(TL):	10.8%
Monthly Performance(USc):	12.3%
ISE-100 Relative Performance:	0.9%
ADR Price Range(USD):	6.49 - 5.50
Average Daily Volume(USD):	10mn

Akbank


TL Price
4500
3500
2500
Dec-02
Jan-03
Feb-03
Mar-03
Apr-03
May-03
Jun-03
Jul-03
Aug-03
Sep-03

Source: Unlock VBI

News

- Akbank secured a one-year $350 million syndicated loan with the participation of 40 leading foreign banks. The deal was signed at an interest rate of Libor plus 75 basis points and the proceeds will be used to pre-finance export contracts. The new syndicated loan facility represents a completely fresh resource of funding for the bank, as no payment is due until last year's loan expires. The total amount secured under the new facility and the one secured last September has reached $800 million.
- Akbank's 2Q IAS financial results are now released and can be found in our English website at http://www.akbank.com/e/. Due to the more transparent nature of IAS accounting methods, Akbank has regularly been announcing its financials in the IAS format since 1998.

ISE-100 relative Akbank


Akbank Relative Performance
0.45
0.35
0.25
Dec-02
Jan-03
Feb-03
Mar-03
Apr-03
May-03
Jun-03
Jul-03
Aug-03
Sep-03

Source: Unlock VBI

For more info on Akbank, please visit our website at www.akbank.com.tr or contact us at investor.relations@akbank.com.tr

InvestorGuide

AKBANK

September 2003

ISE Indexes	30.09.03	
	Close/M.Chg. (nom.)	
ISE-100	13,056	12.4%
ISE-30	16,736	14.0%
ISE-Financial	16,733	18.9%

Eurobonds	30.09.03	
Maturity	Cmp. Yield	/ M.Chg. (bps)
27.Nov.2006	5.6%	-120
23.Jan.2012	9.1%	-100
15.Jan.2030	10.1%	-80

FX Rates	30.09.03	
(Central Bank)		M.Chg.
TL/USD	1,384,378	-0.6%
TL/EUR	1,615,154	6.3%

Sector Notes

30.09.03	Marcap (USD mn)	Weight in ISE-100	Weight in MSCI
AKBNK.IS	4,799	10.7%	14.2%
GARAN.IS	1,511	4.4%	5.2%
ISCTR.IS	3,709	9.3%	11.0%
YKBNK.IS	873	3.4%	3.9%

Akbank



Price TrI
5500
4500
3500
2500
Dec-02
Jan-03
Feb-03
Mar-03
Apr-03
May-03
Jun-03
Jul-03
Aug-03
Sep-03

Source: Unlock VBI

Stock Performance

Paid-in Capital(TL):	1,200trn
Free Float:	29%
Foreign Ownership:	71%
Monthly Close:	TL5,550 - USc0.40
Price/BookValue(2Q03):	1.69
Monthly Performance(TL):	27.6%
Monthly Performance(USc):	28.4%
ISE-100 Relative Performance:	13.5%
ADR Price Range(USD):	8.56 - 6.30
Average Daily Volume(USD):	13mn

ISE-100 relative Akbank



0.45
0.35
0.25
Dec-02
Jan-03
Feb-03
Mar-03
Apr-03
May-03
Jun-03
Jul-03
Aug-03
Sep-03

Source: Unlock VBI

News

- Akbank signed two separate international credit agreements totaling USD 425mn with IFC and Westdeutsche Landesbank. This is the first time IFC provided a loan to a Turkish company since March 2000. The terms of the USD 100mn loan facility is Libor + 2.50 with 3-year maturity. The remaining USD 325mn, which is the 5th and 6th tranches of an earlier securitization deal signed with West LB in 1999, has a maturity of 5 years with Libor+2.40. Akbank intends to meet the medium to long-term loan demands of the real sector with this facility.
- The Banker picked Akbank as the "Bank of the Year 2003" in Turkey for the third consecutive time.

For more info on Akbank, please visit our website at www.akbank.com.tr or contact us at investor.relations@akbank.com.tr

InvestorGuide

AKBANK

October 2003

ISE Indexes 31.10.03	Close/M.Chg. (nom.)	
ISE-100	15,754	20.6%
ISE-30	20,432	22.1%
ISE-Financial	21,166	26.5%

Eurobonds 31.10.03 Maturity	Cmp./ Yield	M.Chg. (bps)
27.Nov.2006	4.9%	-70
23.Jan.2012	8.1%	-100
15.Jan.2030	9.3%	-80

FX Rates 31.10.03 (Central Bank)		M.Chg.
TL/USD	1,478,911	6.8%
TL/EUR	1,720,417	6.5%

Sector Notes

31.10.03	Marcap (USD mn)	Weight in ISE-100	Weight in MSCI
AKBNK.IS	5,626	10.7%	14.7%
GARAN.IS	1,927	4.9%	5.9%
ISCTR.IS	4,101	9.2%	10.7%
YKBNK.IS	1,056	3.7%	4.1%

Stock Performance

Paid-in Capital(TL):	1,200trn
Free Float:	29%
Foreign Ownership:	71%
Monthly Close:	TL6,950 - USc0.47
Price/BookValue(3Q03):	1.66
Monthly Performance(TL):	25.2%
Monthly Performance(USc):	17.2%
ISE-100 Relative Performance:	3.8%
ADR Price Range(USD):	9.44-8.08
Average Daily Volume(USD):	17mn

News

- Akbank was the first bank to announce its 9 month financial results. Notwithstanding the one-time windfall gains on Akbank's interest income, contribution of the growth in TL loans continued with an even faster pace in the third quarter. Thanks to consumer (car loans), credit card and SME loans, TL loan book soared 79.1% in real terms while the growth for the sector remained at 27.2%. Net fees and commissions also recorded an impressive 98.0% growth compared to the same quarter of last year. Details of the audited financial statements with footnotes can be found at www.akbank.com.tr/e/.
- Akbank's long-term foreign currency rating has been upgraded to 'B' from 'B-', and long term local currency rating has been upgraded to 'B+' from 'B', still one notch over the sovereign by Fitch Ratings.

Akbank



Price
Trl
6500
5500
4500
3500
2500
Dec-02
Jan-03
Feb-03
Mar-03
Apr-03
May-03
Jun-03
Jul-03
Aug-03
Sep-03
Oct-03

Source: Unlock VBI

ISE-100 relative Akbank



Akbank Relative Performance
0.45
0.35
0.25
Dec-02
Jan-03
Feb-03
Mar-03
Apr-03
May-03
Jun-03
Jul-03
Aug-03
Sep-03
Oct-03

Source: Unlock VBI

For more info on Akbank, please visit our website at www.akbank.com.tr or contact us at investor.relations@akbank.com.tr

InvestorGuide

AKBANK

November 2003

ISE Indexes	30.11.03	
	Close/M.Chg. (nom.)	
ISE-100	14,618	-7.2%
ISE-30	18,765	-8.2%
ISE-Financial	19,481	-8.0%

Eurobonds	30.11.03	
Maturity	Cmp./ Yield	M.Chg. (bps)
27.Nov.2006	4.96%	6
23.Jan.2012	7.74%	-36
15.Jan.2030	9.12%	-18

FX Rates	30.11.03	
(Central Bank)		M.Chg.
TL/USD	1,469,955	-0.6%
TL/EUR	1,752,333	1.9%

Sector Notes

30.11.03	Marcap (USD mn)	Weight in ISE-100	Weight in MSCI
AKBNK.IS	5,295	10.8%	14.9%
GARAN.IS	1,744	4.8%	5.7%
ISCTR.IS	3,962	9.5%	11.2%
YKBNK.IS	909	3.4%	3.8%

Stock Performance

Paid-in Capital(TL):	1,200trn
Free Float:	29%
Foreign Ownership:	72%
Monthly Close:	TL6,500 - USc0.44
Price/BookValue(3Q03):	1.60
Monthly Performance(TL):	-6.5%
Monthly Performance(USc):	-5.9%
ISE-100 Relative Performance:	0.8%
ADR Price Range(USD):	10.14 - 8.73
Average Daily Volume(USD):	16mn

Akbank



Price Trl
7500
6500
5500
4500
3500
2500
Dec-02
Jan-03
Feb-03
Mar-03
Apr-03
May-03
Jun-03
Jul-03
Aug-03
Sep-03
Oct-03
Nov-03

Source: Unlock VBI

ISE-100 relative Akbank



Akbank Relative Performance
0.55
0.45
0.35
0.25
Dec-02
Jan-03
Feb-03
Mar-03
Apr-03
May-03
Jun-03
Jul-03
Aug-03
Sep-03
Oct-03
Nov-03

Source: Unlock VBI

News

- Akbank secured a one-year $450 million syndicated loan with the participation of 52 leading foreign banks. The deal was signed at an interest rate of Libor plus 65 basis points and the proceeds will be used to pre-finance export contracts. Due to high demand, Akbank has increased the amount to $450 million from the initial $300 million. This new facility replaced a $450 million syndication that was repaid at the beginning of October. Including this transaction, the total amount of loans Akbank secured from international markets reached USD 1,225 million in 2003.
- Moodys has recently issued its annual report on Akbank. The report can be found on Akbank's English website at www.akbank.com/e/

For more info on Akbank, please visit our website at www.akbank.com.tr or contact us at investor.relations@akbank.com.tr

InvestorGuide

AKBANK

December 2003

ISE Indexes 31.12.03	Close/M.Chg.	(nom.)
ISE-100	18,625	27.4%
ISE-30	24,310	29.5%
ISE-Financial	25,595	31.4%

Eurobonds 31.12.03 Maturity	Cmp./ Yield	M.Chg. (bps)
27.Nov.2006	4.33%	-63
23.Jan.2012	6.89%	-85
15.Jan.2030	8.44%	-68

FX Rates 31.12.03 (Central Bank)		M.Chg.
TL/USD	1,393,278	-5.2%
TL/EUR	1,757,480	0.3%

Sector Notes

31.12.03	Marcap (USD mn)	Weight in ISE-100	Weight in MSCI
AKBNK.IS	6,315	9.5%	13.3%
GARAN.IS	2,413	4.9%	5.9%
ISCTR.IS	5,823	10.3%	12.2%
YKBNK.IS	1,562	4.3%	4.9%

Stock Performance

Paid-in Capital(TL):	1,200trn
Free Float:	29%
Foreign Ownership:	70%
Monthly Close:	TL7,350 - USc0.53
Price/BookValue(3Q03):	1.95
Monthly Performance(TL):	13.1%
Monthly Performance(USc):	20.0%
ISE-100 Relative Performance:	-11.3%
ADR Price Range(USD):	10.46 - 9.82
Average Daily Volume(USD):	20mn

News

- The following have been adopted at the Extraordinary General Meeting of Akbank T.A.S. held on 25 December 2003, by the majority of the votes:
  1. Article 9 titled "capital payment rules" in the articles of incorporation of Akbank has been amended in compliance with the raising of the registered capital to TRL 2,500,000,000,000,000 (twoquadrillionfivehundredtrillion), from 1,200,000, 000,000,000 (onequadrilliontwohundredtrillion),
  2. Article 4 titled "purpose and description of occupation" in the articles of incorporation of Akbank has been amended to include a clause regarding donations, in line with the CMB regulations,
  3. Paragraph F of article 82 titled "distribution of profits" in the articles of incorporation of Akbank has been annulled in order to comply with the CMB regulations.

Akbank



Price Tr
7500
6500
5500
4500
3500
2500
Dec-02
Jan-03
Feb-03
Mar-03
Apr-03
May-03
Jun-03
Jul-03
Aug-03
Sep-03
Oct-03
Nov-03
Dec-03

Source: Unlock VBI

ISE-100 relative Akbank



Akbank Relative Performance
0.55
0.45
0.35
0.25
Dec-02
Jan-03
Feb-03
Mar-03
Apr-03
May-03
Jun-03
Jul-03
Aug-03
Sep-03
Oct-03
Nov-03
Dec-03

Source: Unlock VBI

For more info on Akbank, please visit our website at www.akbank.com or contact us at investor.relations@akbank.com

InvestorGuide

January 2004

ISE Indexes		31.01.04	Eurobonds		31.01.04	FX Rates		31.01.04
Close		M.Chg. (nom.)	Maturity	Cmp./ Yield	M.Chg. (bps)	(Central Bank)		M.Chg.
ISE-100	17,259	-7.3%	27.Nov.2006	5.16%	83			
ISE-30	22,371	-8.0%	23.Jan.2012	7.18%	29	TL/USD	1,337,001	-4.0%
ISE-Financial	23,521	-8.1%	15.Jan.2030	7.87%	-57	TL/EUR	1,655,742	-5.8%

Sector Notes

31.01.04	Marcap (USD mn)	Weight in ISE-100	Weight in MSCI
AKBNK.IS	5,820	9.7%	12.7%
GARAN.IS	2,515	5.2%	6.4%
ISCTR.IS	5,482	10.2%	12.0%
YKBNK.IS	1,558	4.4%	5.1%

Akbank



Price Trl
7500
6500
5500
4500
3500
2500
Jan-03
Feb-03
Mar-03
Apr-03
May-03
Jun-03
Jul-03
Aug-03
Sep-03
Oct-03
Nov-03
Dec-03
Jan-04
Feb-04

Source: Unlock VBI

Stock Performance

Paid-in Capital(TL):	1,200trn
Free Float:	29.3%
Foreign Ownership:	69.5%
Monthly Close:	TL6,500 - USc0.48
Price/BookValue(3Q03):	1.73
Monthly Performance(TL):	-11.6%
Monthly Performance(USc):	-7.8%
ISE-100 Relative Performance:	-4.6%
ADR Price Range(USD):	11.68 - 9.71
Average Daily Volume(USD):	18mn

News

Axess joined forces with Carrefour, the largest hypermarket chain in Turkey, complementing the already existing strong presence of Akbank in the retail market via Migros. Axess now covers more than 50% of the food retail market in Turkey. We believe that our partnerships with Migros and Carrefour will continue to benefit Axess' volume growth. The network of merchants who has partnered with and the number of international and local brands that are offered by Axess reached 46,000 and 1,736, respectively in 2003.

Fitch Ratings has upgraded the Long-term foreign currency and local currency ratings of Akbank, following its upgrade of the Republic of Turkey's sovereign rating to "B+" from "B". Akbank's Long-term foreign currency (LTFC) rating was upgraded to "B+" from "B" with a stable outlook. Long-term local currency (LTLC) rating was upgraded to "BB-" from "B+", again with a stable outlook. With this upgrade, Long-term local currency rating of Akbank has maintained its one-notch-over-the-sovereign position.

ISE-100 relative Akbank



Akbank Relative Performance
0.55
0.45
0.35
0.25
Jan-03
Feb-03
Mar-03
Apr-03
May-03
Jun-03
Jul-03
Aug-03
Sep-03
Oct-03
Nov-03
Dec-03
Jan-04
Feb-04

Source: Unlock VBI

For more info on Akbank, please visit our website at www.akbank.com or contact us at investor.relations@akbank.com

February 2004

ISE Indexes		29.02.04	Eurobonds	29.02.04		FX Rates	29.02.04	
Close		M.Chg. (nom.)	Maturity	Cmp./ Yield	M.Chg. (bps)	(Central Bank)		M.Chg.
ISE-100	18,889	9.4%	27.Nov.2006	4.95%	-21			
ISE-30	24,473	9.4%	23.Jan.2012	7.01%	-17	TL/USD	1,321,306	-1.2%
ISE-Financial	25,957	10.4%	15.Jan.2030	8.07%	20	TL/EUR	1,639,741	-1.0%

Sector Notes

29.02.04	Marcap (USD mn)	Weight in ISE-100	Weight in MSCI
AKBNK.IS	6,297	9.4%	12.5%
GARAN.IS	2,964	5.5%	6.9%
ISCTR.IS	6,463	10.8%	12.9%
YKBNK.IS	1,690	4.2%	5.0%

Stock Performance

Paid-in Capital(TL):	1,200trn
Free Float:	34.3%
Foreign Ownership:	72.0%
Monthly Close:	TL6,950 - USc0.52
Price/BookValue(2003):	1.74
Monthly Performance(TL):	6.9%
Monthly Performance(USc):	8.2%
ISE-100 Relative Performance:	-2.3%
ADR Price Range(USD):	11.42 - 9.34
Average Daily Volume(USD):	22mn

Akbank


Price Trl
7500
6500
5500
4500
3500
2500
Mar-03
Apr-03
May-03
Jun-03
Jul-03
Aug-03
Sep-03
Oct-03
Nov-03
Dec-03
Jan-04
Feb-04
Source: Unlock VBI

News

The Ordinary General Meeting of Akbank for the fiscal year 2003 is scheduled to be held at Sabanci Center 4.Levent/Istanbul on March 29, 2004 at 14:30 hour, for the purpose of discussing the 2003 agenda. The agenda of the General Meeting can be found on Akbank's website at www.akbank.com/e/.

Akbank will have a 25% dividend payment (TL 250 per share) as cash starting from March 30, 2003. Akbank will also distribute 25% stock dividend. Stock dividend distribution date will be announced later.

ISE-100 relative Akbank


0.55
0.45
0.35
0.25
Mar-03
Apr-03
May-03
Jun-03
Jul-03
Aug-03
Sep-03
Oct-03
Nov-03
Dec-03
Jan-04
Feb-04
Source: Unlock VBI

For more info on Akbank, please visit our website at www.akbank.com or contact us at investor.relations@akbank.com

InvestorGuide

March 2004

ISE Indexes		31.03.04	Eurobonds		31.03.04	FX Rates	31.03.04
Close		M.Chg. (nom.)	Maturity	Cmp./Yield	M.Chg. (bps)	(Central Bank)	M.Chg.
ISE-100	20,191	6.9%	27.Nov.2006	4.03%	-92			
ISE-30	25,899	5.8%	23.Jan.2012	6.67%	-34	TL/USD 1,310,219	-0.8%
ISE-Financial	27,260	5.0%	15.Jan.2030	7.88%	-19	TL/EUR 1,602,266	-2.3%

Sector Notes

31.03.04	Marcap (USD mn)	Weight in ISE-100	Weight in MSCI
AKBNK.IS	6,396	8.8%	12.0%
GARAN.IS	2,957	5.1%	6.5%
ISCTR.IS	6,409	9.9%	12.0%
YKBNK.IS	2,119	4.9%	6.0%

Stock Performance

Paid-in Capital(TL):	1,200trn
Free Float:	34.3%
Foreign Ownership:	72.3%
Monthly Close:	TL7,000 - USc0.53
Price/BookValue(2003):	1.77
Monthly Performance(TL):	0.7%
Monthly Performance(USc):	5.1%
ISE-100 Relative Performance:	-2.5%
ADR Price Range(USD):	11.08 - 10.45
Average Daily Volume(USD):	17mn

Akbank


TrI
7500
6500
5500
4500
3500
2500
Mar-03
Apr-03
May-03
Jun-03
Jul-03
Aug-03
Sep-03
Oct-03
Nov-03
Dec-03
Jan-04
Feb-04
Mar-04

Source: Unlock VBI

News

In this period of accelerating competition and change, the quality of corporate governance practices has become as much important as the financial performance. In order to sustain our superior transparency, we collected and documented our corporate values and our management practices that depend on these values. The so called "Corporate Governance Practices of Akbank" is posted on our website at www.akbank.com/e/ and included in our Annual Report.

Adopted at the General Meeting of Akbank T.A.Ş. Shareholders held on 29 March 2004, all items on the agenda have been resolved by the majority of the votes. The full resolution can be found on our website at www.akbank.com/e/.

ISE-100 relative Akbank


0.55
0.45
0.35
0.25
Mar-03
Apr-03
May-03
Jun-03
Jul-03
Aug-03
Sep-03
Oct-03
Nov-03
Dec-03
Jan-04
Feb-04
Mar-04

Source: Unlock VBI

For more info on Akbank, please visit our website at www.akbank.com or contact us at investor.relations@akbank.com

InvestorGuide

April 2004

ISE Indexes		30.04.04	Eurobonds		30.04.04	FX Rates		30..04.04
Close		M.Chg. (nom.)	Maturity	Cmp./ Yield	M.Chg. (bps)	(Central Bank)		M.Chg.
ISE-100	18,023	-10.7%	27.Nov.2006	5.72%	169			
ISE-30	22,584	-12.8%	23.Jan.2012	8.39%	172	TL/USD	1,417,299	8.2%
ISE-Financial	27,260	-10.9%	15.Jan.2030	9.10%	122	TL/EUR	1,692,822	5.7%

Sector Notes

30.04.04	Marcap (USD mn)	Weight in ISE-100	Weight in MSCI
AKBNK.IS	5,575	9.3%	12.7%
GARAN.IS	2,517	5.2%	6.7%
ISCTR.IS	5,096	9.5%	11.6%
YKBNK.IS	1,602	4.5%	5.5%

Stock Performance

Paid-in Capital(TL):	1,200trn
Free Float:	34.3%
Foreign Ownership:	73.1%
Monthly Close:	TL6,600 - USc0.46
Price/BookValue(2003):	1.54
Monthly Performance(TL):	-5.7%
Monthly Performance(USc):	-12.8%
ISE-100 Relative Performance:	5.6%
ADR Price Range(USD):	10.8- 8.9
Average Daily Volume(USD):	14mn

News

Akbank posted TL 249trn net profit in the first quarter of 2004. Total assets and shareholders' equity stood at TL 27,970trn and TL 5,185, respectively. Loans were TL 9,102trn, making up 33% of assets. Consumer loans soared 21% and captured 19% of the sector in the same period

FitchRatings issued a special report on 26 April regarding Turkish Banks' Capital Adequacy review and prospects. Stating its view, Fitch reports that "Akbank is a well capitalized institution that should not need to access new private sector capital in the short term". The report is posted on our website at www.akbank.com/en/

Akbank


PriceTrl
7500
6500
5500
4500
3500
2500
Apr-03
May-03
Jun-03
Jul-03
Aug-03
Sep-03
Oct-03
Nov-03
Dec-03
Jan-04
Feb-04
Mar-04
Apr-04

Source: Unlock VBI

ISE-100 relative Akbank


0.5
0.4
0.3
0.2
May-03
Jun-03
Jul-03
Aug-03
Sep-03
Oct-03
Nov-03
Dec-03
Jan-04
Feb-04
Mar-04
Apr-04
May-04

Source: Unlock VBI

For more info on Akbank, please visit our website at www.akbank.com or contact us at investor.relations@akbank.com

InvestorGuide

May 2004

ISE Indexes		31.05.04	Eurobonds		31.05.04	FX Rates		31..05.04
Close		M.Chg. (nom.)	Maturity	Cmp./ Yield	M.Chg. (bps)	(Central Bank)		M.Chg.
ISE-100	17,081	-5.2%	27.Nov.2006	7.12%	140			
ISE-30	21,509	-4.8%	23.Jan.2012	9.76%	137	TL/USD	1,492,017	5.3%
ISE-Financial	22,897	-5.7%	15.Jan.2030	10.40%	130	TL/EUR	1,822,350	7.7%

Sector Notes

31.05.04	Marcap (USD mn)	Weight in ISE-100	Weight in MSCI
AKBNK.IS	4,934	9.1%	12.2%
GARAN.IS	2,226	5.1%	6.4%
ISCTR.IS	4,722	9.8%	11.6%
YKBNK.IS	1,585	4.9%	5.9%

Akbank


Price Trl
6500
5500
4500
3500
2500
May-03
Jun-03
Jul-03
Aug-03
Sep-03
Oct-03
Nov-03
Dec-03
Jan-04
Feb-04
Mar-04
Apr-04
May-04
Jun-04

Source: Unlock VBI

Stock Performance

Paid-in Capital(TL):	1,200trn
Free Float:	34.3%
Foreign Ownership:	73.5%
Monthly Close:	TL6,150 - USc0.41
Price/BookValue(1Q04):	1.25
Monthly Performance(TL):	-6.8%
Monthly Performance(USc):	-11.5%
ISE-100 Relative Performance:	-1.7%
ADR Price Range(USD):	9.72 - 7.34
Average Daily Volume(USD):	12mn

News

Effective on 1 June 2004, Akbank's FIF adjusted free float in the MSCI Turkey index will be increased to 35% from 30%. The Bank's new weight in the index will be around 14%.

As a result of the ongoing intense marketing efforts for credit cards, Akbank credit cards' market share in spending volume reached 13.4%, ranking third in the sector. Akbank's strong partnerships with major retailers play a major role in this performance.

ISE-100 relative Akbank


0.4
0.3
0.2
May-03
Jun-03
Jul-03
Aug-03
Sep-03
Oct-03
Nov-03
Dec-03
Jan-04
Feb-04
Mar-04
Apr-04
May-04
Jun-04

Source: Unlock VBI

For more info on Akbank, please visit our website at **www.akbank.com** or contact us at **investor.relations@akbank.com**